Form 20-F
period 2017-12-31
iClick Interactive Asia Group Ltd
filed 2018-04-20
CIK 1697818

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-38313

iClick Interactive Asia Group Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

15/F

Prosperity Millennia Plaza

663 King’s Road, Quarry Bay

Hong Kong S.A.R., People’s Republic of China

Tel: +852 3700 9000

(Address of principal executive offices)

Jie Jiao, Chief Financial Officer

15/F

Prosperity Millennia Plaza

663 King’s Road, Quarry Bay

Hong Kong S.A.R., People’s Republic of China

Tel: +852 3700 9000

E-mail: jill.jiao@i-click.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares, two representing one Class A ordinary share, par value US$0.001 per share*

*Not for trading, but only in connection with the listing on the Nasdaq Global Market of American depositary shares.

NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2017, there were 26,059,433 ordinary shares outstanding, par value $0.001 per share, being the sum of 21,238,825 Class A ordinary shares and 4,820,608 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐            Accelerated filer  ☐            Non-accelerated filer  ☒            Emerging growth company  ☒

If an emerging growth company that prepare its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

-i-

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

•	“active profiled user” refers to a profiled user whom we are able to detect that he/she has online activities during a specific measurement period. A “profiled user” refers to a user whom we have collected sufficient information from his/her online activities to establish a descriptive understanding of the person;

•	“ADSs” refers to our American depositary shares. Two ADSs represent one Class A ordinary share;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•	“direct marketer clients” refers to marketers that have direct contractual relationship with us;

•	“end marketers” refers to marketers that are represented by our marketing agency clients and have no direct contractual relationship with us;

•	“HK$” or “Hong Kong dollars” refers to the legal currency of Hong Kong;

•	“independent online marketing technology platforms” refers to online marketing technology platforms which do not own any online publishing resources, and are not part of any group which owns any online publishing resources;

•	mobile apps or websites “covered” refers to the mobile apps or websites from which we are able to receive data to build user profiles;

•	“multinational companies” refer to companies that own or control production of goods or provision of services in one or more countries other than their home countries;

•	“online marketing technology platforms” refers to online marketing platforms which, through a combination of marketing strategies and technologies, assist marketers in optimizing their marketing resources;

•	“ordinary shares” refer to our Class A and Class B ordinary shares, par value US$0.001 per share;

•	“OTT” refers to over-the-top, a media distribution practice that allows a content provider to sell media directly to the customer over the internet.

•	“our clients” refers to entities which enter into marketing campaign contracts with us and incur marketing spend during the relevant period;

•	“our marketers” refers to both direct marketer clients and end marketers;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“we,” “us,” “our company” and “our” refer to iClick Interactive Asia Group Limited; and

•	“$”, “US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to our current expectations and views of future events. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of online marketing industry, including online marketing technology industry in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our clients and other marketers and marketing agencies;

•	our plans to invest in our platform, solutions, data analytics capabilities, technology and technology infrastructure;

•	our relationships with our content distribution channel partners;

•	competition in our industry;

•	general economic and business condition in China and elsewhere; and

•	relevant government policies and regulations relating to our industry.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Other sections of this annual report discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2015, 2016, and 2017 and selected consolidated balance sheet data as of December 31, 2016 and 2017 and selected consolidated cash flow data for the years ended December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated balance sheet data as of December 31, 2015 have been derived from our audited consolidated financial statements that are not included in this annual report and reflected the impact of the retrospective adjustment for the reclassification of current deferred tax assets and liabilities to non-current assets and liabilities following the adoption of ASU No. 2015-17 on January 1, 2017. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

You should read the selected consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	Year Ended December 31,
	2015	2016	2017
	(US$ in thousands, except for per share and share data)
Selected Consolidated Statements of Comprehensive Loss:
Net revenues	65,242	95,357	125,258
Cost of revenues	(34,531)	(61,048)	(95,733)

Gross profit	30,711	34,309	29,525

Operating expenses:
Research and development expenses	(8,106)	(8,584)	(5,778)
Sales and marketing expenses	(31,385)	(28,266)	(25,935)
General and administrative expenses	(12,745)	(26,767)	(12,983)

Total operating expenses	(52,236)	(63,617)	(44,696)

Operating loss	(21,525)	(29,308)	(15,171)
Interest expense	(107)	(713)	(551)
Other gains/(losses), net	791	(1,082)	1,841
Fair value (loss)/gain on derivative liabilities	(19,390)	3,995	(10,190)

Loss before income tax expense	(40,231)	(27,108)	(24,071)
Income tax benefit/(expenses)	555	(222)	(548)

	Year Ended December 31,
	2015	2016	2017
	(US$ in thousands, except for per share and share data)
Share of losses from an equity investee	(38)	—	—

Net loss	(39,714)	(27,330)	(24,619)

Accretion to convertible redeemable preferred shares redemption value	(2,692)	(773)	(1,662)
Accretion to redeemable ordinary shares redemption value	(1,982)	(1,556)	(3,650)
Deemed contribution from Series B-1 preferred shareholders	2,591	—	—

Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(41,797)	(29,659)	(29,931)

Other comprehensive loss:
Foreign currency translation adjustment, net of US$nil tax	(129)	(139)	(79)

Comprehensive loss attributable to iClick Interactive Asia Group Limited	(39,843)	(27,469)	(24,698)

Net loss per share attributable to iClick Interactive Asia Group Limited
Basic	(3.58)	(2.26)	(2.15)
Diluted	(3.58)	(2.26)	(2.15)
Weighted average number of ordinary shares used in per share calculation
Basic	11,661,049	13,151,063	13,931,503
Diluted	11,661,049	13,151,063	13,931,503

	As of December 31,
	2015	2016	2017
	(US$ in thousands)
Selected Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	10,395	27,280	19,401
Time deposit	—	—	25,000
Accounts receivable, net of allowance for doubtful receivables of US$1,733, US$1,693 and US$1,478 as of December 31, 2015, 2016 and 2017, respectively	28,423	30,694	40,798
Rebates receivable	3,642	2,250	1,334
Prepaid media cost	24,793	34,409	37,784
Non-current assets:
Intangible assets, net	19,095	14,804	10,600
Goodwill	48,496	48,496	48,496
Total assets	146,110	169,640	188,822

Liabilities, mezzanine equity and shareholders’ deficit:
Current liabilities(1)	114,063	125,505	65,679
Non-current liabilities(1)	4,766	4,064	3,159

Total liabilities	118,829	129,569	68,838

Total mezzanine equity	83,210	104,383	—
Total shareholders’ deficit/equity	(55,929)	(64,312)	119,984

Total liabilities, mezzanine equity and shareholders’ deficit	146,110	169,640	188,822

(1)	The balance as of December 31, 2015 and 2016 reflects the impact of the retrospective adjustment for the reclassification of current deferred tax liabilities to non-current liabilities following the adoption of ASU No. 2015-17 on January 1, 2017.

	Year Ended December 31,
	2015	2016	2017
	(US$ in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(9,797)	(3,907)	(13,881)
Net cash used in investing activities	(18,095)	(3,710)	(19,931)
Net cash (used in)/provided by financing activities	(2,612)	24,564	25,546
Effect on exchange rate changes on cash and cash equivalents	(232)	(62)	387
Net (decrease)/increase in cash and cash equivalents	(30,504)	16,947	(8,266)
Cash and cash equivalents at the beginning of period	41,131	10,395	27,280
Cash and cash equivalents at the end of period	10,395	27,280	19,401

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is solely for the convenience of readers. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.5063 to US$1.00, the noon buying rate in effect as of December 29, 2017. The Renminbi is not freely convertible into foreign currency. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On April 13, 2018, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.2725 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2012	6.2301	6.3043	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5392	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April (through April 13, 2018)	6.2725	6.2889	6.3045	6.2655

(1)	Annual averages are calculated by averaging the rates on the last business day of each month during the annual period. Monthly averages are calculated by averaging the rates on each business day during the month.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related to Our Business and Industry

We have experienced growth in recent periods, and our historical growth rates may not be indicative of our future growth.

We have experienced growth in recent periods. We may not be able to sustain our historical growth rates, or at all. You should not consider our historical growth in gross billing and net revenues as indicative of our future performance. Our recent growth was driven by increase in gross billing from mobile solutions as a result of our strategic focus shifting to capture more market demand in mobile audience solutions. In future periods, our gross billing and net revenues could decline or grow more slowly than we expect and the client base optimization may not achieve the benefits as we expected. We believe our business, prospects and results of operations depend on a number of factors, some of which are described in more details in this section, including our ability to:

•	successfully execute our mobile strategy in the increasingly competitive mobile online marketing segment;

•	retain existing clients while continuing to optimize our client base;

•	attract new clients and further diversify our client base, including more clients to use our solutions on a self-serve basis and marketers from new industries and geographic regions;

•	maintain the breadth and depth of our cooperation with content distribution channels, including publishers, ad exchanges, and ad networks, and attract new ones in order to increase the volume and breadth of content distribution opportunities available to us;

•	adapt our solutions and service offerings to meet evolving business needs, including to address market trends such as the migration of consumers from PCs to mobile devices;

•	maintain the proper functioning of our technology architecture as our business continues to grow;

•	maintain and grow our data assets in order to help marketers identify, engage and convert their audience;

•	maintain a high level of customer satisfaction;

•	adapt to a changing regulatory landscape governing privacy matters;

•	acquire businesses, products and technologies and to integrate these acquisitions;

•	increase awareness of our brand among marketers on a global basis in a cost-effective manner; and

•	attract and retain employees.

We cannot assure you that we will be able to successfully accomplish any of these objectives.

We may not be successful in implementing our mobile strategies, which could materially and adversely affect our results of operations.

Our recent growth was in part driven by our expansion since 2014 into mobile channels to identify, engage and convert mobile audience. Our limited operating history in mobile channels may make it difficult to evaluate our current business and future prospects, which will be adversely affected if we fail to successfully maintain and enhance our mobile capabilities. To deliver, maintain and enhance our mobile capabilities, it is important that we further integrate with a wider range of mobile technologies, systems, networks and standards that we do not control. We may not be successful in developing solutions that operate effectively with these technologies, systems, networks or standards. Any of these could have a material adverse effect on our business, prospects and results of operations.

While marketing via non-mobile online channels has been established for several years, marketing via mobile channels, in particular via mobile apps, is a relatively new phenomenon. We have experienced and expect to continue to face more significant competition for our mobile audience solutions. In addition, in light of the rising demand for marketing via mobile apps, mobile app publishers, especially popular mobile app publishers tend to command stronger bargaining power compared to their non-mobile app publisher counterparts. All of these have resulted in a downward pricing pressure on, and increased media costs for, our mobile audience solutions. While net revenues from our mobile audience solutions increased significantly, which amounted to US$11.9 million, US$57.8 million and US$101.4 million in 2015, 2016 and 2017, respectively, gross margins for our mobile audience solutions remained relatively low and decreased during these periods, which contributed to the decrease in our overall gross profit margin from 47.1% in 2015 to 36.0% in 2016 and further to 23.6% in 2017. As we continue to prioritize the execution of our mobile strategy and face increasing competition and pricing pressure for our mobile audience solutions, our profit margin could be materially and adversely affected.

We have incurred net losses in the past and may not achieve profitability in the future.

We incurred net losses of US$39.7 million in 2015, US$27.3 million in 2016 and US$24.6 million in 2017. As of December 31, 2017, we had an accumulated deficit of US$149.0 million. We will need to generate increased revenue levels in future periods to become profitable, and, even if we do, we may not be able to improve our profitability as we intend to continue to expend significant funds to grow our marketing and sales operations, develop and enhance our data analytic capabilities, scale our data center infrastructure and services capabilities and expand into new market segments. Our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenue enough to offset our operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this annual report, and unforeseen expenses, difficulties, complications and delays and other unknown events. If we are unable to achieve or sustain profitability, the market price of our ADSs may significantly decrease.

Our net revenues, net revenues as a percentage of gross billing, gross profit margin and the comparability of our financial results may be affected by the relative percentage of gross billing recognized as net revenues under the gross and net models.

We derive revenue from three sources and report them on either the net or gross basis. (i) Revenue from incentives earned from the website publisher for which we act as sales agent for its content distribution opportunities, or the sales agency arrangement; and (ii) revenue from performing cost-plus marketing campaigns are reported on the net basis; and (iii) revenue from performing specified actions marketing campaigns (i.e., a CPM, CPC, CPA, CPS, CPL or ROI basis) is reported on the gross basis. Please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Components of Results of Operations — Net Revenues” for more details. The gross profit margins for our sales agency arrangement and cost-plus marketing campaigns are higher than that for our specified action marketing campaigns as cost of revenues for our sales agency arrangement and cost-plus marketing campaigns does not include media cost. Consequently, an increase in the percentage of gross billing recognized as net revenues from performing specified actions marketing campaigns will have a positive impact on our net revenues and a negative impact on gross profit margin. On the other hand, an increase in the percentage of gross billing recognized as net revenues from our sales agency arrangement and from performing cost-plus marketing campaigns will have a negative impact on our net revenues and a positive impact on gross profit margin. As the relative percentage of gross billing from incentives earned from the website publisher under our sales agency arrangement and from performing cost-plus marketing campaigns, on the one hand, and from performing specified actions marketing campaigns on the other hand, changes from time to time, the relative percentage of gross billing recognized as net revenues on the gross basis and net basis also fluctuates, which would consequently impact our net revenues and gross profit margin. Our mobile audience solutions on one hand, and other solutions, on the other hand, each represent a mixture of revenue recognized on gross basis and on net basis and the proportion of each fluctuates from period to period. Therefore our net revenues, net revenues as a percentage of gross billing, gross profit margin and the comparability of our financial results in one period to another may be affected by the relative percentage of gross billing recognized as net revenues on the gross basis and net basis. The relative percentage of gross billing recognized as net revenues on the gross basis and net basis is in turn, affected by a variety of factors, in particular, the terms of the arrangements with our clients, including whether to conduct their marketing campaigns on a specified-action (i.e., gross) or cost-plus (i.e., net) basis in a particular period, which depends on clients’ needs and goals.

Failure to retain existing clients or attract new ones could adversely impact our business and results of operations.

We do not have long-term marketing campaign contracts with clients, and a majority of our marketing campaign contracts are for a term of one year or shorter. Our clients, referring to entities which enter into marketing campaign contracts with us and incur marketing spend during the relevant period and which include direct marketer and marketing agencies, are not obligated to use our platform on an exclusive basis and they generally use multiple providers to manage their marketing spend. Accordingly, we must convince our clients to use our platform, increase their usage and spend a larger share of their online marketing budgets with us, and do so on an on-going basis.

Our ability to achieve renewals or marketing campaign contracts and new sales depends on many factors, some of which are out of our control, including:

•	customer satisfaction with our solutions, including any new solutions that we may develop,

•	the competitiveness of our pricing and payment terms for our clients, which may, in turn, be constrained by our capital and financial resources,

•	customer satisfaction with our account managing services,

•	our ability to tailor our solution offerings and delivery and pricing models in accordance with the evolving needs of our clients and end marketers,

•	our ability to expand our data base and solutions to serve marketers in a wider range of industries and geographic regions,

•	mergers, acquisitions or other consolidation among marketers and marketing agencies, and

•	the effects of global economic conditions on spending levels of marketers generally.

Therefore, we cannot assure you that clients that have generated marketing spend on our platform in the past will continue to spend at similar levels or that they will continue to use our platform at all. We may not be able to replace clients which decrease or cease their usage of our platform with new clients that spend similarly on our platform. We have relied on a limited number of clients to generate a significant portion of our revenues. For example, in 2016, we had two clients that each contributed to more than 10% of our net revenues, including a marketer in the entertainment industry which contributed to 18% of our net revenues and a marketer in the e-commerce industry which contributed to 11% of our net revenues. In 2017, we did not have any client that contributed to more than 10% of our net revenues.

In addition, we started a comprehensive review of the client base for other solutions in 2016 to focus on profitability and liquidity. For example, we terminated relationship with certain clients for our other solutions as they had relatively long account receivable cycles and yielded relatively low operating profit margins. Some of these clients were large marketers and had individually accounted for more than 5% of our annual gross billing historically. As a result, gross billing from our other solutions decreased by 9.5% from US$136.9 million in 2015 to US$123.9 million in 2016 and by 38.6% to US$76.1 million in 2017. In addition, the total number of our clients decreased by 10.1% from 2,644 in 2015 to 2,376 in 2016 notwithstanding our full year consolidation of OptAim’s results of operations in 2016 compared to our consolidation of OptAim’s results of operations only for the period from July 24 to December 31 in 2015, and by 31.4% from 2,376 in 2016 to 1,630 in the same period in 2017.

If our existing clients do not continue to use or increase their use of our platform, or if we are unable to attract sufficient marketing spend on our platform from new clients, our business and results of operations could be materially and adversely affected.

Loss of any marketing agency client may materially and adversely affect our business and results of operations.

We engage third-party marketing agencies to help source and serve some of our marketers. In 2017, we had over 1,600 clients, including over 1,100 direct marketer clients and over 450 marketing agency clients, which represented 1,500 end marketers and a significant portion of our gross billing and net revenues. We do not have exclusive business arrangement with these marketing agencies. If we lose any marketing agency, we risk losing business from end marketers represented by that agency. In addition, some marketing agencies have their own business arrangements with content distribution channels and can directly connect marketers with such channels. Our business may suffer to the extent that marketing agencies and content distribution channels purchase and sell content distribution opportunities directly from one another or through intermediaries other than us. Loss of marketing agencies as our clients could materially and adversely affect our business and results of operations.

Furthermore, our contractual arrangements with marketing agency clients do not provide us with control or oversight over their day-to-day business activities. If any of our marketing agency clients engage in activities that violate laws and regulations, our reputation could be harmed and our business and results of operations could be materially and adversely affected.

Loss of any content distribution channel and changes in the contract terms with any content distribution channel may materially and adversely affect our business and results of operations.

Our consistent access to attractive content distribution opportunities is crucial to our business. Our content distribution channels are concentrated and primarily include online and mobile publishers, major search engines and ad exchanges, including those owned or operated by Tencent, Baidu, Google and Alibaba. Media costs for content distribution opportunities on Tencent, Baidu, Google and Alibaba channels in aggregate accounted for 84.0%, 81.6% and 89.1% of our media costs in 2015, 2016 and 2017, respectively. Media costs for content distribution opportunities on our largest channel partner in each of 2015, 2016 and 2017 accounted for 55.0%, 42.2% and 66.7% of our media costs, respectively, during the relevant periods, and media costs for content distribution opportunities on our second largest channel partner in each of 2015, 2016 and 2017 accounted for 22.6%, 36.1% and 21.2% of our media costs, respectively, during the relevant periods. We currently do not own or control any content distribution channels in China. In addition, our contracts with content distribution channels are generally for a period of one year and do not impose long-term obligations requiring them to make their content distribution opportunities available to us on reasonable terms or at all. The loss of access to content distribution opportunities from one of those companies would negatively impact our ability to help marketers reach their audience.

Our ability to source content distribution opportunities from content distribution channels depends in part on our ability to continuously generate sufficient marketing spend from our clients on these channels. Under some of our contracts, content distribution channels may terminate the contracts during their terms if we do not meet the minimum marketing spend requirements in the contracts.

Furthermore, our contracts with content distribution channels generally provide for certain rebates or incentives, generally calculated as a percentage of marketing spend, that we are entitled to should the market spending during the terms exceed the specified thresholds. Under some of our contracts, content distribution channels offer staggered levels of rebates or incentives to us depending on the amount of marketing spend we achieve during the period. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Policies — Revenue recognition — Sales Agent” and “— Critical Accounting Policies — Revenue recognition — Rebates” for a description of the accounting treatment of rebates or incentives that we receive from content distribution channels. If we are unable to meet the anticipated level of marketing spend with any content distribution partner, we may experience a material adverse impact on our financial conditions and results of operations and the content distribution partner may terminate our contract. If these or any other content distribution channel were to change their rebate or incentive programs or to cease doing business with us for any reason, our financial results would be materially adversely affected.

Our platform is connected with some of our content distribution channels’ platforms through application programming interfaces, or API, such as the Baidu API and Google API. We are subject to standard API terms of use of such content distribution channels, which govern the use and distribution of data from them. Our business significantly depends on access to these APIs, particularly the Baidu API and Google API on commercially reasonable terms. Our business would be harmed if any of these content distribution channels discontinue, limit or place any additional restrictions on our access to their platforms, modify their terms of use or other policies, or charge API license fees for API access. In particular, content distribution channels update their API terms of use from time to time and new versions of these terms could impose additional restrictions on us and require us to modify our software to accommodate these changes. Any of these outcomes could cause demand for our solutions to decrease, our research and development costs to increase, and as a result, our business and results of operations could suffer.

The independent online marketing technology market is highly fragmented and intensely competitive. In addition, independent online marketing technology platforms face competitive pressure from well-established internet companies, marketing agencies and traditional media.

China’s independent online marketing technology market is highly competitive, fragmented and rapidly changing. With the introduction of new technologies and the influx of new entrants, we expect competition to continue and intensify, which could harm our ability to increase revenue and attain or sustain profitability. We believe the principal competitive factors in this industry include:

•	ability to deliver return on marketing expenditure at scale;

•	customer trust;

•	geographic reach;

•	breadth and depth of cooperation with publishers, ad exchanges, ad networks and other participants in the online marketing ecosystem;

•	comprehensiveness of solutions and service offerings;

•	pricing structure and competitiveness;

•	cross-channel capabilities;

•	accessibility and user-friendliness of solutions; and

•	brand awareness.

In addition, independent online marketing technology platforms face competitive pressure from large and well-established internet companies, such as Alibaba, Baidu, Tencent and Google, which have established stronger and broader presence across the online marketing ecosystem and have significantly more financial, technical, marketing and other resources, more extensive client base, and longer operating histories and greater brand recognition than we do. These companies have access to user information by virtue of their popular consumer-oriented websites and mobile apps, and have the technology designed for use in conjunction with the types of user information collected from their websites and mobile apps. These companies may also leverage their positions to make changes to their systems, platforms, exchanges, networks or other products or services that could be harmful to our business and results of operations. While we believe that we do not directly compete with these large and well-established internet companies as we promote their content distribution opportunities or purchase their content distribution opportunities in the ordinary course of our business in connection with our execution of marketing campaigns, and these companies generally do not provide integrated online marketing solutions the way we do, they are major players in the online marketing technology industry as they provide online marketing technology and offer services and offer solutions that help marketers achieve one or more aspects of their marketing goals in one or more phases of their online marketing cycle. In addition, these large and well-established companies control content distribution channels and would directly compete with us should we vertically expand our business to own or operate content distribution channels in the future. Further, some of these companies are, or may also become, our content distribution channels and may enter into other types of strategic arrangements with us. For example, we generally enter into annual framework agreements with content distribution channel partners, including Baidu and Tencent, to purchase or promote their content distribution opportunities. See “Item 4. Information on the Company — B. Business Overview — Our Content Distribution Channels”. Competitive pressure may incentivize them to cease their partnership with us. Online marketing technology platforms also face competition from marketing agencies, who may have their own relationships with content distribution channels and can directly connect marketers with such channels. Furthermore, online marketing technology platforms continue to compete with traditional media including direct marketing, television, radio, cable and print advertising companies.

New technologies and methods of online marketing present an evolving competitive challenge, as market participants upgrade or expand their service offerings to capture more marketing spend from marketers. In addition to existing competitors and their existing service offerings, we expect to face competition from new entrants to the online marketing technology industry and new service offerings from existing competitors. If existing or new companies develop, market or resell competitive high-value marketing technology solutions, acquire one of our competitors or strategic partners, form a strategic alliance or enter into exclusivity arrangement with one of our competitors or strategic partners, our ability to compete effectively could be significantly compromised and our business, results of operations and prospects could be materially and adversely affected.

If online marketing technology solutions do not achieve widespread market acceptance, our business, growth prospects and results of operations would be materially and adversely affected.

The market for online marketing technology solutions such as ours is evolving in China and these solutions may not achieve or sustain high levels of demand and market acceptance as we expect. While marketing via search engines or display channels has been established for several years, marketing via new digital channels such as mobile and social media is not as well established. The future growth of our business could be constrained by both the level of acceptance and expansion of emerging online marketing channels, as well as the continued use and growth of existing channels. Even if these channels become widely adopted, marketers and agencies may not be familiar with and make significant investments in, solutions such as ours that help them manage their online marketing across channels and devices. In addition, some of our solutions are delivered as software-as-a-service, or SaaS, offerings, which are less mature or common in China, and the pace of transition to SaaS business may be slower among marketers with heightened data security concerns or general demand for highly customizable application software. The acceptance of our solutions delivered as SaaS offerings will depend to a substantial extent on the education of our clients on the SaaS offerings and the widespread adoption of SaaS solutions in general, and we cannot be certain that the trend of adoption of such solutions will continue in the future. Therefore, it is difficult to predict the demand for our platform or the future growth rate and size of the market for online marketing technology solutions.

Expansion of the market for online marketing technology solutions depends on a number of factors, including the growth of new digital channels such as mobile and social media and the cost, as well as the performance and perceived value associated with online marketing technology solutions. If online marketing technology solutions do not achieve widespread acceptance, or there is a reduction in demand for online marketing caused by weakening economic conditions, decreases in corporate spending, technological challenges, data security or privacy concerns, governmental regulation, competing technologies and solutions or otherwise, our business, growth prospects and results of operations will be materially and adversely affected.

If our algorithms and data engines for assessing and predicting potential audience interaction with marketing content are flawed or ineffective, or if our platform fails to otherwise function properly, our reputation and market share would be materially and adversely affected.

Our ability to attract marketers to, and build trust in, our platform is significantly dependent on our ability to effectively assess and predict audience interest in, and therefore interaction with, relevant marketing content. We utilize our proprietary algorithms and data engines to track, process and analyze internet user data, forecast probability and nature of internet users’ potential engagement with a given marketing message, create and tailor the marketing message to specific user interest, and execute marketing campaigns based on parameters specified by our clients. Our proprietary algorithms and data engines take into account multiple kinds and sources of data, including data on users’ interest, intent, E-commerce and offline purchase behavior, social data, demographic data and campaign performance data, which we track using our proprietary tracking tools, from our marketers, publishers and ad exchanges in connection with marketing campaigns, and from collaboration with selected third-party data partners. The data we collect may not be relevant to all industries, and for certain industries, we may not have sufficient user data to ensure that our algorithms and data engines would work effectively. Furthermore, we generally do not verify the data we gather, which may be subject to fraud or are otherwise inaccurate. Even if such data are accurate, they may become irrelevant or outdated and thus may not reflect a user’s genuine interest or accurately predict his or her interaction with a given marketing message. For example, following the date we obtain the relevant data, a user’s interest and behavior pattern may change or he or she may have already completed a transaction and is no longer interested in the marketing message.

In addition, we expect to experience significant growth in the amount of data we process as we continue to develop new solutions and features to meet evolving and growing marketer demands. As the amount of data and variables we process increases, the calculations that our algorithms and data engines must process become increasingly complex and the likelihood of any defect or error increases. To the extent our proprietary algorithms and data engines fail to accurately assess or predict a user’s interest in and interaction with, the relevant marketing content, or experience significant errors or defects, marketers may not achieve their marketing goals in a cost-effective manner or at all, which could make our platform less attractive to them, result in damages to our reputation and a decline of our market share and adversely affect our business and results of operations.

Our ability to collect and use data from various sources could be restricted.

The optimal performance of our algorithms and data engines depends on the data that we collect from multiple sources, which we use to build user profiles, develop and refine our algorithms and data engines. Our ability to collect and use these types of data is limited by a number of factors, some of which are described in further details elsewhere in this section, including:

•	consumer choices, including the blocking or deletion of cookies or modifications to privacy settings;

•	decisions by marketers, content distribution channels, or selected third party that we have data collaboration arrangement with, to restrict our ability to collect data from them, to refuse to implement mechanisms that we request to ensure compliance with our legal obligations;

•	changes in browser or device functionality and settings, and other new technologies, which could make it easier for users to prevent the placement of cookies or other tracking technologies;

•	new developments in law, regulations and industry standards on privacy and data protection regimes, including increased visibility of consent mechanisms as a result of these legal, regulatory or industry developments;

•	the failure of our network or software systems, or the network or software systems of marketers;

•	our inability to grow client base in new industries and geographic markets in order to obtain the critical mass of data necessary for our algorithms and data engines to perform optimally in these new industries and geographies;

•	our relationship with our data partners or certain key data sources, including major internet companies in China, which may stop providing or be unable to provide us data on terms acceptable to us; and

•	interruptions, failures or defects in our data collection, mining, analysis and storage systems.

Any of the above described limitations on our ability to successfully collect and use data could materially impair the optimal performance of our algorithms and data engines as well as the efficiency of our solutions, which could make our platform less attractive to marketers and result in damages to our reputation, a decline of our market share and adversely affect our business and results of operations.

Blocking or deletion of cookies or other modifications to privacy settings on PCs and mobile devices could impair our data collection and effectiveness of our solutions.

Cookies that we place are generally regarded as “third party cookies” because we place them through internet browsers on an internet user when an internet user visit our website or a website owned by our marketers or other party that has given us permission to place cookies. Our cookies generally record non-personally identifiable information, including when a user views or clicks on a marketing message, where a user is located, how many marketing messages a user has seen, and browser or device information. We use data from cookies to help build user profiles that assess audience interest and predict audience potential interaction with a given marketing message. Cookies may easily be deleted or blocked by internet users. Commonly used internet browsers (Chrome, Firefox, Internet Explorer, and Safari) allow internet users to modify their browser settings to prevent cookies from being accepted by their browsers. Most browsers also now support temporary privacy modes that allow the user to suspend, with a single click, the placement of new cookies or reading or updates of existing cookies. Internet users can also delete cookies from their computers at any time. Some internet users also download free or paid “ad blocking” software that prevents certain cookies from being stored on a user’s computer. Further, certain web browsers, such as Safari, currently block or are planning to block some or all third-party cookies by default, as do Apple’s iPad and iPhones devices. Mobile devices based upon the Android operating system use cookies only in their web browser applications, so that cookies do not track Android users while they are using other applications on the device. If web browsers block, or internet users reject or delete, cookies, fewer of our cookies or our marketers’ cookies may be set in browsers or accessible in mobile devices, which could adversely affect our data collection and hence the optimal performance of our algorithms and data engines and effectiveness of our solutions.

Aside from blocking or deleting of cookies, other modifications to privacy settings on the PCs and mobile devices could limit or restrict our ability to collect and analyze data. For example, certain search engines, such as Google, provide an encrypted search function. Although we may still be able to see the amount of traffic brought to marketers’ website through the search engine, we will not be able to see the keywords that generate the traffic as the keywords are encrypted. This makes it more difficult for us to evaluate the effectiveness of keywords, and hence the effectiveness of our solutions may be compromised, which would result in client departure and reputation damages, and materially and adversely affect our business and results of operations.

Regulatory, legislative or self-regulatory developments for online businesses, including privacy and data protection regimes, are expansive, not clearly defined and rapidly evolving. These laws and regulations could create unexpected costs, subject us to enforcement actions for compliance failures, or restrict portions of our business or cause us to change our technology platform or business model.

Governments around the world, including the PRC and Hong Kong governments, have enacted or are considering legislation related to online businesses. There may be an increase in legislation and regulation related to online marketing, the use of geo-location data to inform marketing, the collection and use of anonymous internet user data and unique device identifiers, such as IP address or mobile unique device identifiers, and other data protection and privacy regulation. Some of our competitors may have more access to lobbyists or governmental officials and may use that access to effect statutory or regulatory changes in a manner to commercially harm us while favoring their solutions. These laws and regulations could adversely affect the demand for or effectiveness and value of our solutions, force us to incur substantial costs or require us to change our business practices in a manner that could adversely affect our business and results of operations or compromise our ability to effectively pursue our growth strategies.

We primarily target Chinese language internet users in China for our marketers from all over the world. As a result, we may be directly or indirectly subject to the laws and regulations on online marketing, including data and privacy laws, of multiple jurisdictions. In recent years, the PRC government has enacted legislation on internet use to protect personal information from any unauthorized disclosure. For example, the Several Provisions on Regulating the Market Order of Internet Information Services, promulgated by the Chinese Ministry of Industry and Information Technology, or MIIT, stipulate that internet information service providers must not, without a user’s consent, collect the user’s personal information that can reveal the identity of the user whether by itself or when used in combination with other information, and must not provide any such information to third parties without prior consent from the user. In addition, internet information service providers shall inform their users about their service scope and shall not use users’ information beyond such scope or collect any other information that is irrelevant to the services they provide. In Hong Kong, the Hong Kong Personal Data Ordinance prohibits an internet company collecting information about its users, analyzing the information for a profile of the user’s interests or selling or transmitting the profiles to third parties for direct marketing purposes unless it has obtained the user’s consent. The European Union has adopted the EU e-Privacy Directive and is considering reforms to its existing data protection legal framework. In addition, the EU Directive 2009/136/EC, commonly referred to as the “Cookie Directive,” directs EU member states to ensure that accessing information on an internet user’s computer, such as through a cookie, is allowed only if the internet user has given his or her consent. In addition, the new European General Data Protection Regulation (GDPR), which will take effect in May 2018, will include operational requirements for companies that receive or process personal data of residents of the European Union that are different than those currently in place in the European Union, and will include significant penalties for non-compliance. The U.S. government has announced that it is reviewing the need for greater regulation of the collection of consumer information, including regulation aimed at restricting some targeted advertising practices.

We strive to comply with all applicable laws and regulations relating to privacy and data collection, processing, use, and disclosure. These laws and regulations are continually evolving, are not always clear, and are not always consistent across the jurisdictions in which we do business, and the measures we take to comply with these laws, regulations and industry standards may not always be effective. We may be subject to litigation or enforcement action or reduced demand for our solutions if we or our marketers fail to abide by applicable privacy laws or to provide adequate notice and/or obtain consent from end users. In addition, some of our content distribution channels require us to indemnify and hold them harmless from the costs or consequences of litigation resulting from using their networks. Any proceeding or perception of concerns relating to our collection, use, disclosure, and retention of data, including our security measures applicable to the data we collect, whether or not valid, could harm our reputation, force us to spend significant amounts on defense of these proceedings, distract our management, increase our costs of doing business and inhibit the use of our solutions, which could materially and adversely affect our business, results of operations and prospects.

We are subject to, and may expend significant resources in defending against, government actions and civil claims in connection with false, fraudulent, misleading or otherwise illegal marketing content for which we provide design, production or agency services.

Under PRC Advertising Law, where an advertising operator provides advertising design, production or agency services with respect to an advertisement when it knows or should have known that the advertisement is false, fraudulent, misleading or otherwise illegal, the competent PRC authority may confiscate the advertising operator’s advertising revenue from such services, impose penalties, order it to cease dissemination of such false, fraudulent, misleading or otherwise illegal advertisement or correct such advertisement, or suspend or revoke its business licenses under certain serious circumstances.

Under the PRC Advertising Law, “advertising operators” include any natural person, legal person or other organization that provides advertising design, production or agency services to advertisers for their advertising activities. Since our solutions involve provision of agency services to marketers, including helping them identify, engage and convert audience, and create content catering to their potential clients across different content distribution channels, we are deemed as an “advertising operator” under the PRC Advertising Law. Therefore, we are required to examine advertising content for which we provide agency services for compliance with applicable laws, notwithstanding the fact that the advertising content may have been previously published, and that the advertisers also bear liabilities for the content in their advertisements. In addition, for advertising content related to certain types of products and services, such as alcohol, cosmetics, pharmaceuticals and medical procedures, we are expected to confirm that the advertisers have obtained requisite government approvals, including operating qualifications, proof of quality inspection for the advertised products, government pre-approval of the content of the advertisements and filings with the local authorities. Although we have established internal policies to review and vet advertising content before it is placed on a content distribution channel to ensure compliance with applicable laws, we cannot ensure that each advertisement for which we provide agency services complies with all PRC laws and regulations relevant to advertising activities, that supporting documentation provided by our clients is authentic or complete, or that we are able to identify and rectify all non-compliances in a timely manner.

Moreover, civil claims may be filed against us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the information for which we provide design, production or agency services. For example, we generally represent and warrant in our contracts with content distribution channels as to the truthfulness of the advertising content that we place on these channels, and agree to indemnify the content distribution channels for any losses resulting from false, fraudulent, misleading or otherwise illegal advertising content that we place on these content distribution channels. On the other hand, not all our marketing campaign contracts contain a back-to-back representation and warranty as to the truthfulness of the advertising content or an indemnity provision where the clients undertake to hold us harmless in case we incur losses arising out of any false, fraudulent, misleading or otherwise illegal advertising content. In the event we are subject to government actions or civil claims in connection with false, fraudulent, misleading or otherwise illegal marketing content for which we provide agency services, our reputation, business and results of operations may be materially and adversely affected.

If we are not able to grow efficiently to meet our clients’ increasing needs, our operating results could be harmed.

As usage of our solutions grows, we will need to devote additional resources to improving our system infrastructure. In addition, we will need to appropriately scale our internal business systems and our services organization, including account servicing staff, to serve marketers’ growing demands. We cannot assure you these improvements and expansions to our infrastructure and staff will be fully or effectively implemented on a timely basis, if at all. Even if we are able to upgrade our systems and expand our staff, such expansion may be expensive and complex and require our management’s time and attention. We could also face inefficiencies or operational failures as a result of our efforts to scale our infrastructure and expand our staff. Any of these could impair the performance of our platform, reduce customer satisfaction and lead to client departure, which could harm our reputation and adversely affect our business and results of operations.

If we fail to offer high-quality account services, our business and reputation may suffer.

Our success in marketing and sale of our solutions and retention and expansion of client base depends on our ability to maintain a consistently high level of customer services, client education and technical support, which requires that our account servicing personnel have specific marketing domain knowledge and expertise. If we are unable to hire and train a sufficient number of support staff to provide effective and timely support to our clients, our clients’ appreciation of, or satisfaction with, our solutions may be adversely affected, resulting in reduced client spending or departure and adversely affect our reputation and materially and adversely affect our business and results of operations.

If we fail to innovate, adapt and respond timely and effectively to rapidly changing technologies and new trends in online marketing, our solutions may become less competitive or obsolete.

Our future success will depend on our ability to continuously innovate, enhance and broaden our solutions to meet evolving marketing needs, and address technological advancements and new trends in online marketing, in particular the growing popularity of online marketing via mobile channel. We may not be able to timely identify and respond to these new trends. The design of mobile devices and operating systems is controlled by third parties with which we do not have any formal relationship. These parties frequently introduce new devices, and from time to time they may introduce new operating systems or modify existing ones. Network carriers may also restrict our ability to access specific content on mobile devices. If we fail to innovate or adapt our technologies and solutions so that they are compatible with these devices or operating systems, which in turn require that we maintain adequate research and development personnel and resources, our solutions may become less competitive or obsolete. In addition, any new solution that we develop may not receive wide acceptance as we anticipated. Any of these events could materially and adversely affect our business, results of operations and prospects.

If we are unable to protect our proprietary information or other intellectual property, our business could be adversely affected.

We rely on a combination of trademark and trade secret laws, and contractual restrictions, including through confidentiality, non-disclosure and assignment of invention assignment agreements with our key employees, consultants and third parties with whom we do business, to establish, maintain and protect our proprietary information and other intellectual property. Policing any misappropriation, unauthorized use or reverse engineering our proprietary information and other intellectual property is difficult and costly and the steps we have taken may be inadequate. For example, contractual restrictions may be breached, and we may not succeed in enforcing our rights or have adequate remedies for any breach of laws or contractual restrictions. In addition, we may not be able to enter into agreements or arrangements with everyone who has access to our proprietary information or contributes to the development of our intellectual property. Moreover, our trade secrets may be disclosed to or otherwise become known or be independently developed by competitors, and in these situations we may have no or limited rights to stop others’ use of our information. Furthermore, to the extent that our employees, consultants or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights to such intellectual property. If, for any of the above reasons, our intellectual property is disclosed or misappropriated, it would have an adverse effect on our business, financial condition and results of operations.

Our business may suffer if it is alleged or determined that our technologies or any other aspects of our business infringe on the intellectual property rights of others.

As we continue to expand and as litigation or other similar proceedings become more common in resolving commercial disputes, we face a higher risk of being subject to intellectual property infringement claims. Companies in the internet, technology and media industries are increasingly bringing and becoming subject to suits alleging infringement of proprietary rights. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries are uncertain and evolving. In particular, our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be infringing on other marks. At times, third parties may adopt trade names or trademarks similar to those of ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered or unregistered trademarks that are similar to our registered or unregistered trademarks or trade names. If a third party has been using in commerce any mark that is confusingly similar to our trade names or trademarks, or has registered any such marks, prior to our use or registration of our trade names or trademarks, such third party could potentially bring infringement claims against us depending on the territory of the use or registration. Any such claim would require us to incur significant costs to defend, and if we are unsuccessful, we may be subject to an injunction and/or required to pay significant damages or spend significant time and resources to rebrand any relevant products or services.

We have received in the past, and expect to receive in the future, notices that claim we have infringed, misappropriated or misused other parties’ trademark and other intellectual property rights. For example, in January 2015, iClick, Inc., a company incorporated in the state of Washington in the United States and the owner of a U.S. registered trademark for the term “iClick” filed an action in the United States District Court for the District of Colorado against one of our subsidiaries in Hong Kong, iClick Interactive Asia Limited, alleging trademark and trade name infringement and unfair competition, among others. The basis of iClick Inc.’s claims arose from iClick Interactive Asia Limited’s use of the name iClick in the United States. We believe these claims lacked merit, primarily because the parties offer different goods and services, and therefore any chance of consumer confusion is remote. However, to avoid the costs and uncertainty of litigation, we settled the lawsuit in January 2016. Furthermore, we have not conducted any trademark clearance searches in the United States nor have we obtained any registrations or filed any applications for the registration of our trade names or trademarks in the United States. Although common law and federal law in the United States provide unregistered mark in use in the United States with protection against infringement, such protection is only limited to the geographic areas where such mark is in use. Therefore, we may not be able to effectively enforce and protect our trade names or trademark throughout the United States. Any litigation or other proceedings on intellectual property rights could be costly, time-consuming, divert management resources, and may impede our ability to use existing or develop new technologies or expand into new markets, any of which could have a material adverse effect upon our business and results of operations.

Past and future acquisitions, strategic investments, partnership or alliance could be difficult to integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value and adversely affect our results of operations and financial condition.

In July 2015, we acquired OptAim, a mobile marketing business. Since the acquisition, we have substantially expanded our mobile marketing business, with OptAim’s complementary mobile analytics, attribution technologies, and content distribution channel partners that allow marketers to track and optimize marketing campaigns on mobile channels. There can be no assurance that we will be successful in fully integrating, utilizing and leveraging OptAim’s business and technologies to further expand our mobile business and cross-channel capabilities, which may adversely affect our ability to achieve growth and business objectives, and have a material adverse effect upon our business and results of operations.

In addition, future acquisitions, strategic investments, partnerships or alliances could be difficult to integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value and adversely affect our business and results of operations. We have limited experience in acquiring and integrating businesses, products and technologies. If we identify an appropriate acquisition candidate, we may not be successful in negotiating the terms and/or financing of the acquisition, and our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or client issues. Any acquisition or investment may require us to use significant amounts of cash, issue potentially dilutive equity securities or incur debt. In addition, acquisitions, including our recent acquisitions of OptAim, involve numerous risks, any of which could harm our business, including:

•	difficulties in integrating the operations, technologies, services and personnel of acquired businesses, especially if those businesses operate outside of our core competency;

•	cultural challenges associated with integrating employees from the acquired company into our organization;

•	reputation and perception risks associated with the acquired product or technology by the general public;

•	ineffectiveness or incompatibility of acquired technologies or solutions;

•	potential loss of key employees of acquired businesses;

•	inability to maintain the key business relationships and the reputations of acquired businesses;

•	diversion of management’s attention from other business concerns;

•	litigation for activities of the acquired company, including claims from terminated employees, clients, former shareholders or other third parties;

•	failure to identify all of the problems, liabilities or other shortcomings or challenges of an acquired company, technology, or solution, including issues related to intellectual property, solution quality or architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or client issues;

•	in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;

•	costs necessary to establish and maintain effective internal controls for acquired businesses;

•	failure to successfully further develop the acquired technology in order to recoup our investment; and

•	increased fixed costs.

If we are unable to successfully fully integrate any future business, product or technology we acquire, our business, financial conditions and results of operations may suffer.

We may be required to record significant impairment charges as a result of our acquisition of OptAim.

As of December 31, 2017, we had US$48.5 million of goodwill, which represented approximately 25.7% of our total assets, the majority of which was related to OptAim and its subsidiaries, VIE and VIE’s subsidiary. Goodwill is recorded at fair value and is not amortized, but is reviewed for impairment at least annually or more frequently if impairment indicators arise. In evaluating the potential for impairment of goodwill, we make assumptions regarding future operating performance, business trends, and market and economic conditions. Such analyzes further require us to make judgmental assumptions about sales, operating margins, growth rates, and discount rates.

There are inherent uncertainties related to these factors and to management’s judgment in applying these factors to the assessment of goodwill recoverability. Any possible changes in our judgmental assumptions on which the recoverability of goodwill is based would cause a change in the recoverable amounts of goodwill. In addition, we could be required to evaluate the recoverability of goodwill prior to the annual assessment if there are any impairment indicators, including experiencing disruptions to the business, unexpected significant declines in operating results, divestiture of a significant component of our business or market capitalization declines, any of which could be caused by our failure to manage OptAim or to successfully integrate its operations with our other operations. Impairment charges could negatively affect our reported earnings and financial ratios in the periods of such charges and limit our ability to obtain financing in the future. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — The Effect of Our Acquisition of OptAim” and “Critical Accounting Policies —— Impairment of Goodwill” for more information.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud. Investor confidence and market price of our ADSs may be adversely affected.

We are not required to provide a report of management on our internal control over financial reporting and our independent registered public accounting firm is not required to conduct an audit of our internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. In the course of auditing our consolidated financial statements for the year ended December 31, 2017, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as well as other control deficiencies, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or the PCAOB.

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. The two material weaknesses identified relate to (1) the lack of sufficient accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements, and (2) the lack of a comprehensive accounting policies and procedures manual to facilitate preparation of U.S. GAAP financial statements, which inhibits our subsidiaries’ ability to prepare consolidation from local books based on PRC GAAP and Hong Kong Financial Reporting Standards to their U.S. GAAP basis information for group financial reporting and imposes a risk that adjustments to U.S. GAAP are not identified in a timely manner. We have taken measures and plan to continue to take measures to remediate these weaknesses. For details, see “Item 15. Controls and Procedures — Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address the material weaknesses and other control deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct the material weaknesses and other control deficiencies, or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements, and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2018. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq Global Market, regulatory investigations and civil or criminal sanctions. Furthermore, internal controls over financial reporting may not prevent or detect misstatements due to their inherent limitations, including the possibility of human errors, the circumvention or overriding of controls and procedures, or fraud. Therefore, even effective internal control over financial reporting can only provide reasonable assurance with respect to the preparation and fair presentation of financial statements.

Failures or disruption in any systems, software or hardware infrastructure supporting our platform and solutions could significantly disrupt our operation and cause us to lose clients or partners.

The optimal performance of our solutions relies on the continued and uninterrupted performance of our systems, software and hardware infrastructure, and security and integrity of our data. They are vulnerable to damages from a variety of sources, some of which are out of our control, including telecommunications failures, power outages, cyber-attacks, or other malicious human acts and natural disasters. Any steps we take to increase the reliability and redundancy of our systems, software and hardware infrastructure supporting our platform and solutions and to improve the security of our data assets may be expensive and may not be successful in preventing system failures or disruption. For example, techniques used to obtain unauthorized access to or sabotage our data or otherwise hack our systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. Sustained or repeated failures or disruption in our systems, including from security breaches, whether actual or perceived, could significantly reduce the attractiveness of our solutions, harm our reputation, result in our liabilities and have a material adverse effect on our business and results of operations.

In addition, our business may be negatively affected by interruptions or delays in services provided by third-party system or infrastructure providers that we rely upon. We currently lease data centers and utilize related equipment and services from third-party data center providers. All of our data gathering and analytics are conducted on, and the marketing content we deliver are processed through, our servers located in these data centers and their cloud. We also rely on bandwidth providers and internet information service providers to deliver marketing content. While we have disaster recovery arrangements in place, our testing in actual disasters or similar events is limited and any damage to, or failure of, the systems or facilities of our third-party providers, including as a result of any occurrence of a natural disaster, an act of terrorism, vandalism or sabotage, a decision to close any data center or the facilities of any other third-party provider without adequate notice, or other unanticipated problems at these facilities, could adversely impact our ability to deliver our solution to marketers and have a material adverse effect on our business and results of operations.

Our inability to use software licensed from third parties, including open source software could negatively affect our ability to sell our solutions and subject us to possible litigation.

Our technology platform incorporates software licensed from third parties, including open source software, which we use without charge. Although we monitor our use of open source software, the terms of many open source licenses to which we are subject have not been interpreted by courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide our solution to our clients. In addition, the terms of open source software licenses may require us to provide software that we develop using such software to others on unfavorable license terms. For example, certain open source licenses may require us to offer the components of our platform that incorporate the open source software for free, to make available source code for modifications or derivative works we create based upon, incorporating or using the open source software, and to license such modifications or derivative works under the terms of the particular open source license.

In the future, we could be required to seek licenses from third parties in order to continue offering our solution, in which case licenses may not be available on terms that are acceptable to us, or at all. Alternatively, we may need to re-engineer our solutions or discontinue use of portions of the functionality provided by our solutions. Our inability to use third-party software could result in disruptions to our business, or delays in the development of future offerings or enhancements of our existing platform, which could materially and adversely affect our business and results of operations.

If we fail to detect fraud or serve marketers’ marketing content on undesirable websites, our reputation will suffer, which would harm our brand and negatively impact our business and results of operations.

Our business depends in part on providing marketers with solutions that they can trust, and we have contractual commitments to take reasonable measures to prevent marketer’s marketing content from appearing on undesirable websites. We use proprietary technologies and third party services to detect click fraud and block inventory on websites with inappropriate content. However, technologies utilized by bad actors are constantly evolving. Preventing and combating fraud and inappropriate content requires constant vigilance and investment of time and resources. We may not always be successful in our efforts to do so. If we serve marketing content on websites that are objectionable to marketers, or inadvertently purchase content distribution opportunities for marketers that proves to be unacceptable for their marketing campaigns, such as fraudulent bot generated impressions, we may lose business and incur damages to our brand and reputation. In addition, we may be exposed to liabilities or the need to provide credits or refunds to our clients, and our business and results of operations may be harmed.

Any negative publicity with respect to us, the online marketing industry in general or our partners may materially and adversely affect our reputation, business and results of operations.

Complaints, litigation, regulatory actions or other negative publicity that arise about the online marketing industry in general or our company in particular, including on the quality, effectiveness and reliability of online marketing solutions, privacy and security practices, and online marketing content, even if inaccurate, could adversely affect our reputation and client confidence in, and the use of, our solutions. Harm to our reputation and client confidence can also arise for many other reasons, including employee misconduct, misconduct of our data and content distribution channel partners, data center providers or other counterparties, failure by these persons or entities to meet minimum quality standards or otherwise fulfill their contractual obligations or to comply with applicable laws and regulations. Additionally, negative publicity with respect to our data or content distribution channel partners could also affect our business and results of operation to the extent that we rely on these partners or if marketers or marketing agencies associate our company with such partners.

If we fail to promote or maintain our brand in a cost-efficient manner, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our solutions, and is an important element in attracting new clients and partners. Furthermore, we believe that the importance of brand recognition will increase as competition in our market increases. Successful promotion of our brand will depend largely on our ability to deliver value propositions to marketers and on the effectiveness of our marketing efforts. In the past, our efforts to build our brand have involved significant expenses and promotion of our brand may be subject to restrictions and challenges. For example, as part of the settlement of the trademark infringement lawsuit brought by iClick, Inc. in January 2015, although we are free to use the term “iClick” in connection with our business in the United States, we are subject to ongoing obligations and restrictions to certain types of marketing and promotion that contain that term. In addition, our brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough new clients or retain our existing clients and our business and results of operations can be materially and adversely affected.

Misconduct, errors and failure to function by our employees could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees. Our business depends on our employees to process a large number of marketing campaigns orders, which involve the use of audience data and marketers’ business information. We could be materially adversely affected if such data or information was disclosed to unintended recipients or if we experience an operational breakdown or failure in the processing of a marketing campaign whether as a result of human error, a purposeful sabotage or a fraudulent manipulation of our operations or systems. We could also be materially adversely affected if our employees absconded with our proprietary data or used our know-how to compete with us. Although employees have left our company in the past and may have violated the non-compete and non-solicitation clauses in their employment agreements with little impact on our business, future violations of these clauses could have a material adverse effect on our business. Any of these occurrences could result in our diminished ability to operate our business, potential liability to our clients, inability to attract future clients, reputational damage, regulatory intervention and financial harm, which could negatively impact our business and results of operations.

We may not be able to obtain additional capital when desired, on favorable terms or at all.

We intend to continue to make investments to support our business growth and may require additional funds, to respond to business challenges, including to better support and serve our clients and provide better terms for our clients to capture more market share, develop new features or enhance our platform and solutions, improve our operating and technology infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in public or private equity, equity-linked or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, including the ability to pay dividends. This may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and respond to business challenges could be significantly impaired, and our business and prospects could be adversely affected.

If we do not retain our senior management team, including our founders, and key employees, or attract additional technology and sales talents, we may not be able to sustain our growth or achieve our business objectives.

Our future success is substantially dependent on the continued service of our senior management team, including our founders, Wing Hong Sammy Hsieh, Yau Ping Ricky Ng and Jian Tang. Our management team is currently spread across multiple physical locations and geographies, which can strain the organization and make coordinated management more challenging. Our future success also depends on our ability to continue to attract, retain and motivate highly skilled employees, particularly employees with technical skills that enable us to deliver effective marketing solutions, and sales and marketing, and publisher development and support personnel with experience in online marketing. Competition for these employees in our industry is intense. As a result, we may be unable to attract or retain these management, technical, sales and marketing and publisher development and support personnel who are critical to our success, resulting in harm to our key marketer and publisher relationships, loss of key information, expertise or proprietary knowledge and unanticipated recruitment and training costs. The loss of the services of our senior management or other key employees could make it more difficult to successfully operate our business and pursue our business goals.

Increases in labor costs in the PRC may adversely affect our business and results of operations. Most of our employees are based in China. Chinese economy has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide solutions and services on our platform. Our business could also be adversely affected by the effects of Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

Most of our system hardware and back-up systems are hosted in leased facilities in Hong Kong, Shanghai, Beijing, Guangzhou and Zhejiang province, and most of our directors, senior management and employees are based in Hong Kong, Shanghai and Beijing. Therefore, if any of the above-mentioned natural disasters, health epidemics or other outbreaks were to occur in these regions, our operations may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business and results of operations.

We do not have any business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our business and results of operations.

Risks Related to Our Corporate Structure

We will need to continue to rely on the contractual arrangements that establish the structure for certain of our operations in China when and to the extent our operations are deemed as foreign-related survey.

Foreign ownership in advertising business used to be subject to certain restrictions under the PRC laws and regulations. For example, according to the Administrative Provisions on Foreign-Invested Advertising Enterprises, which were abolished in June 2015, foreign investors were required to meet several conditions in order to invest in PRC advertising business, such as a minimum number of years of advertising-related experience and an approval from the relevant PRC regulatory authority. OptAim, which we acquired in July 2015, is a Cayman Islands company and OptAim Beijing, its PRC subsidiary, is considered a foreign invested enterprise, or FIE. To comply with the then-effective PRC laws and regulations, including the Administrative Provisions on Foreign-Invested Advertising Enterprises, OptAim Beijing entered into a set of contractual arrangements with OptAim Network and its shareholders. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with OptAim Network.” As a result of these contractual arrangements, we exert control over OptAim Network and its wholly owned subsidiary, Zhiyunzhong, and consolidate their operating results in our financial statements under U.S. GAAP.

We are in the process of transferring the business operated by our VIE, OptAim Network, to our wholly owned subsidiaries. We expect that by the end of 2018, OptAim Beijing and its subsidiary will replace OptAim Network as contracting party for all our mobile audience solution business that are operated by OptAim. However, we cannot assure you that such transition will be completed in a timely manner or at all as some of our clients may not be willing to enter into contracts with a new signing entity or OptAim Beijing may not have the necessary infrastructure to support the transition of all our mobile audience solution business operated by OptAim. Therefore, OptAim may continue to conduct part of its business in China through the contractual arrangements between OptAim Beijing, OptAim Network and its shareholders. In 2016, OptAim contributed 44.8% to our gross billing and 53.6% of our net revenues and in 2017, OptAim contributed 68.1% to our gross billing and 78.8% of our net revenues.

Under the Measures on the Administration of Foreign-related Surveys, or the Foreign-related Surveys Measures, promulgated by the National Bureau of Statistics of China on October 13, 2004, no individual or organization may conduct any foreign-related survey without a license for foreign-related survey granted by the National Bureau of Statistics in China or its local counterparts. Under the Catalogue for the Guidance of Foreign Investment Industries, promulgated by the Ministry of Commerce and National Development and Reform Commission on June 28, 2017, only a domestic enterprise or a sino-foreign enterprise which meets the several requirements stipulated in the Foreign-related Surveys Measures can apply for a license for the foreign-related survey. We do not believe our collection and use of multiple kinds of data from multiple sources in China to improve the cost-effectiveness of marketing campaigns for marketers in and outside China fall within the scope of “foreign-related survey” under the Foreign-related Survey Measures. However, there are uncertainties under the PRC Laws whether such activities may be deemed as “foreign-related survey”, which would require a foreign-related survey license from the National Bureau of Statistics in China or its local counterparts. In light of these uncertainties and out of prudence, we, through our VIE OptAim Network applied for and were granted a foreign-related survey license on June 6, 2017 by the Chinese National Bureau of Statistics. If the PRC regulatory authorities disagree with our interpretation of what would constitute foreign-related survey and enforcement practices on foreign-related survey licensing requirement or if we expand our business scope to engage in activities falling within the scope of foreign-related survey, we will need to continue to rely on OptAim Beijing’s contractual arrangements with OptAim Network and its shareholders to conduct certain of our operations in China, including to transfer such operations to our VIE to the extent they are deemed foreign-related survey.

In the opinion of our PRC counsel, Jingtian & Gongcheng, our current ownership structure, the ownership structure of our PRC subsidiaries, our consolidated variable interest entity and its subsidiary, and the contractual arrangements among OptAim Beijing, OptAim Network and the shareholders of OptAim Network are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Jingtian & Gongcheng has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce, or the MOC, published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. See “Item 4. Information On the Company—B. Business Overview — Regulation — Regulations on Foreign Investment” and “— Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” If the ownership structure, contractual arrangements and business of our company, our PRC subsidiaries or our consolidated variable interest entity and its subsidiary are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries, consolidated variable interest entity or its subsidiary, revoking the business licenses or operating licenses of our PRC subsidiaries, consolidated variable interest entity or its subsidiary, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business and results of operations. If any of these occurrences results in our inability to direct the activities of our consolidated variable interest entity and its subsidiary, and/or our failure to receive economic benefits from our consolidated variable interest entity and its subsidiary, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our variable interest entity and its shareholders for certain of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our variable interest entity, OptAim Network, and its shareholders for part of our online marketing business on mobile channels in China, as well as certain other complementary businesses, subject to the completion of the transfers of all the marketing campaign contracts executed by our VIE entity to our wholly owned PRC subsidiary, and to the extent our operations are deemed as foreign-related survey. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with OptAim Network.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entity and its subsidiary.

If we had direct ownership of OptAim Network and Zhiyunzhong, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of OptAim Network and Zhiyunzhong, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by OptAim Network and the shareholders of OptAim Network of their obligations under the contracts to exercise control over our consolidated variable interest entity and its subsidiary. The shareholders of our consolidated variable interest entity may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with OptAim Network and its shareholders. In addition, if any third party claims any interest in such shareholders’ equity interests in OptAim Network, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. Therefore, our contractual arrangements with our consolidated variable interest entity may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our variable interest entity or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If our consolidated variable interest entity or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of OptAim Network were to refuse to transfer their equity interest in OptAim Network to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in OptAim Network, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is different from some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated variable interest entity and its subsidiary, and our ability to conduct our business may be negatively affected.

The shareholders of our variable interest entity, may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The equity interests of OptAim Network are held by Mr. Jian Tang, who is our co-founder, director, chief operating officer and chief technology officer, and Ms. Jie Jiao, who is our chief financial officer. Their interests may differ from the interests of our company as a whole. These shareholders may breach, or cause our consolidated variable interest entity to breach, or refuse to renew the existing contractual arrangements we have with them and our consolidated variable interest entity, which would have a material adverse effect on our ability to effectively control our consolidated variable interest entity and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with OptAim Network to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the second amended and restated exclusive option agreement with these shareholders to request them to transfer all of their equity interests in OptAim Network to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of OptAim Network, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entity owe additional taxes, which could negatively affect our results of operations and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our wholly owned subsidiary OptAim Beijing, our variable interest entity OptAim Network and the shareholders of OptAim Network were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust OptAim Network’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by OptAim Network for PRC tax purposes, which could in turn increase their tax liabilities without reducing OptAim Beijing’s tax expenses. In addition, if OptAim Beijing requests the shareholders of OptAim Network to transfer their equity interests in OptAim Network at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject OptAim Beijing to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on OptAim Network for the adjusted but unpaid taxes according to the applicable regulations. Our results of operations could be materially and adversely affected if OptAim Network’s tax liabilities increase or if they are required to pay late payment fees and other penalties.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The MOC published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOC is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOC, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. According to the draft Foreign Investment Law, once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “catalogue of special administrative measures,” which is classified into the “catalogue of prohibitions” and “the catalogue of restrictions”, to be separately issued by the State Council later. Foreign investors are not allowed to invest in any sector set forth in the catalogue of prohibitions. Please see “Item 4. Information On the Company—B. Business Overview — Regulation — Regulations on Foreign Investment” for more details.

The draft Foreign Investment Law does not indicate what actions shall be taken with respect to companies with an existing VIE structure, whether or not these companies are controlled by Chinese parties. Moreover, it is uncertain whether the “catalogue of special administrative measures” to be issued will differ from the Catalogue for the Guidance of Foreign Investment Industries (Revised in 2017), or the 2017 Catalogue, and re-impose foreign investment restrictions or prohibitions on online marketing industry or advertising industry. If the enacted version of the Foreign Investment Law and the final “catalogue of special administrative measures” mandate further actions, such as the MOC market entry clearance, to be completed by companies with an existing VIE structure like us, and if online marketing industry or advertising industry becomes once again subject to the foreign investment restrictions or prohibitions or if our operations are deemed as foreign-related survey, we will face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to obtain such clearance when required, our VIE structure may be regarded as invalid and illegal. As a result, we would not be able to (i) continue our business in China through our contractual arrangements with OptAim Network and Zhiyunzhong, (ii) exert control over OptAim Network, (iii) receive the economic benefits of OptAim Network under such contractual arrangements, or (iv) consolidate the financial results of OptAim Network and Zhiyunzhong. Were this to occur, our results of operations and financial condition would be materially and adversely affected.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from an investment information report required at each investment, and investment amendment reports, which shall be submitted upon alteration of investment specifics, it is mandatory for entities established by foreign investors to submit an annual report, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

If we exercise the option to acquire equity ownership of OptAim Network, the ownership transfer may subject us to certain limitation and substantial costs.

Pursuant to the contractual arrangements, OptAim Beijing has the exclusive right to purchase all or any part of the equity interests in OptAim Network from OptAim Network’s shareholders for a nominal price, unless the relevant government authorities or then applicable PRC laws request that a minimum price amount be used as the purchase price, in such case the purchase price shall be the lowest amount under such request. The shareholders of OptAim Network will be subject to PRC individual income tax on the difference between the equity transfer price and the then current registered capital of our consolidated variable interest entity. Additionally, if such a transfer takes place, the competent tax authority may require OptAim Beijing to pay enterprise income tax for ownership transfer income with reference to the market value, in which case the amount of tax could be substantial.

Risks Related to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes. Unlike common law legal systems, prior court decisions may be cited for reference but have limited precedential value. The PRC legal system evolves rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations. Litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

Our primary operations are based in, and a substantial percentage of our revenue is generated from, China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, the Chinese economy has slowed down. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

A downturn in the Chinese or global economy could reduce the demand for our solutions, which could materially and adversely affect our business and results of operations.

The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and is facing new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of the Chinese economy since 2012. It is unclear whether the Chinese economy will resume its high growth rate. Furthermore, the government of the United Kingdom held an in-or-out referendum on its membership in the European Union on June 23, 2016. The referendum resulted in a vote in favor of the exit of the United Kingdom from the European Union (“Brexit”). The uncertainty caused by Brexit could negatively impact all of the economies and market conditions of the European Union and/or worldwide, and could continue to contribute to instability in the global financial markets. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may reduce the demand for our solutions and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a Cayman Islands exempted limited liability company, used as a holding company, and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including payment of dividends and other cash distributions to holders of our ordinary shares and services of any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

In addition, the PRC tax authorities may require our PRC subsidiaries to adjust its taxable income under the contractual arrangements it currently has in place with our consolidated variable interest entity in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, or FICMIS, and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiaries is required to be registered with the State Administration of Foreign Exchange, or SAFE, or its local branches, and (b) each of our PRC subsidiaries may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in FICMIS. Any medium or long term loan to be provided by us to our variable interest entity must be recorded and registered by the National Development and Reform Committee and the SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such recording or registration, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, which used to regulate the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting the usage of converted Renminbi. On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, investment in security market, offering of entrustment loans or purchase of any investment properties. On June 9, 2016, the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or SAFE Circular 16, was promulgated. In addition to restating the general principles of SAFE Circular 19, SAFE Circular 16 explicitly stipulates that foreign debts and repatriated funds raised through overseas listings as foreign exchange receipts can be settled discretionally. SAFE Circular 16 continues to prohibit foreign-invested enterprises from using the Renminbi funds converted from their foreign exchange capitals for expenditures beyond their business scopes, investments in security market, offerings of entrustment loans or purchases of any investment properties. Although SAFE Circular 16 further relaxes the control over foreign exchange settlement of capital accounts, in practice, there are still several specific requirements that limit the abilities of PRC enterprises to access the offshore financing capitals, which may adversely affect our business, financial conditions and operating results.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ADSs.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. Subsequently in 2017, Renminbi has again appreciated significantly against U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. In addition, the People’s Bank of China may, from time to time, release policies and measures concerning the foreign exchange market to limit fluctuations in Renminbi exchange rates and for other policy considerations.

A substantial portion of our revenues and costs are denominated in Renminbi, whereas our reporting currency is the U.S. dollar. Any significant depreciation of the Renminbi may materially and adversely affect our revenues, earnings and financial position as reported in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have an adverse effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a substantial portion of our revenues in Renminbi. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiaries and HK subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from the SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. However, approval from or registration with appropriate government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies, as enterprises shall duly file the cross-border financing contracts according to the Circular of the People’s Bank of China on Matters relating to the Macro-prudential Management of Full-covered Cross-border Financing for the Issuance of Foreign Debts by Enterprise, or Circular on Management of Cross-border Financing, effective on January 10, 2017, and any medium or long term loan to be provided by foreign entities to domestic enterprises must be recorded and registered by the National Development and Reform Committee, or the NDRC, according to the Circular on Promoting the Administrative Reform of the Record-filing and Registration System for the Issuance of Foreign Debts by Enterprises, or Circular on Promoting the Administrative Reform, by the NDRC on September 14, 2015.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting process are put in place by the SAFE to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

PRC regulations relating to investments in offshore special purposes companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014. SAFE Circular 37 requires PRC residents to register with the local SAFE branches in connection with their direct establishment or indirect control of any offshore entity, referred to in SAFE Circular 37 as a “special purpose vehicle”, for the purpose of overseas investment and financing with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. SAFE Circular 37 requires further registrations in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material events. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill this required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and it may be restricted from contributing additional capital into its PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liabilities under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks shall examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration under SAFE Circular 37 since June 1, 2015. Beneficial owners of the special purpose vehicle who are PRC citizens are also required to make annual filing with the local banks regarding their overseas direct investment status.

Certain beneficial owners of our shares who are PRC residents have not completed their registration with the SAFE for their beneficial ownership of our shares. Moreover, we do not have control over our beneficial owners and may not be aware of the identities of all of our beneficial owners. We cannot assure you that all of our PRC-resident beneficial owners comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. These risks may have a material adverse effect on our business, financial condition and results of operations.

The M&A rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A rules, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce of the People’s Republic of China, or the MOFCOM, be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, were triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress of the PRC, which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to the SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted incentive share awards by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by the SAFE in 2012, or the 2012 SAFE Notices. Pursuant to the 2012 SAFE Notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations upon completion of our initial public offering. Failure to complete the SAFE registrations may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information On the Company—B. Business Overview — Regulation — Regulations on Foreign Exchange — Equity Incentive Plans.”

The State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information On the Company—B. Business Overview — Regulation — Regulations on Foreign Exchange — Equity Incentive Plans.”

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We have not made adequate employee benefit payments. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Item 10. Additional Information—E. Taxation — People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body. As a majority of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that iClick Interactive Asia Group Limited or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then iClick Interactive Asia Group Limited or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, income and any gains realized in respect to our ordinary shares or ADSs may be deemed by the PRC tax authorities as income or gain, as the case may be, arising from sources within the PRC, as described immediately below.

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ordinary shares.

Under the EIT Law and its implementation rules, subject to any applicable tax treaty or similar arrangement between the PRC and our shareholders’ jurisdictions of residence that provide for a different income tax arrangement, PRC withholding tax at the rate of 10% is generally applicable to dividends from PRC sources paid to shareholders that are non-PRC resident enterprises, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of shares by such shareholders is subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC unless a treaty or similar arrangement otherwise provides. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within the PRC paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of shares are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws.

As described in the preceding risk factor, there is a risk that we will be treated by the PRC tax authorities as a PRC tax resident enterprise. In that case, dividend income and gains from sales of our shares or ADSs may be treated as PRC source income or gains subject to the PRC taxes described above.

If PRC income tax is imposed on gains realized on the transfer of our ordinary shares or ADSs or on dividends paid to our non-resident shareholders or ADS holders, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected. Furthermore, our shareholders or ADS holders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under such tax treaties or arrangements.

Value-added tax, or VAT, is imposed to replace the business tax, which could result in unfavorable tax consequences to us.

The Ministry of Finance and the SAT promulgated the Circular on the Inclusion of the Railway Transportation Industry and Postal Service Industry in the Pilot Collection of Value-added Tax to Replace Business Tax, or Circular 106. Pursuant to Circular 106, starting from January 1, 2014, a VAT rate of 6% applies to revenue derived from the provision of express delivery services, and a VAT rate of 11% applies to revenue derived from provision of transportation services, which is higher than the previously applicable 5% and 3% business tax rate. In 2016, the Ministry of Finance and the SAT promulgated the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax to Replace Business Tax, or Circular 36. Circular 36 took effect as of May 1, 2016 and superseded Circular 106 on the same date. Circular 36 expanded the application of VAT in replacement business tax to enterprises engaging in the building industry, the real estate industry, the financial industry and the life service industry on a nationwide basis. According to Circular 36, the VAT rates applicable to revenue derived from the provision of express delivery services and revenue derived from provision of transportation services remain the same (6% and 11% respectively) as those under Circular 106. Although a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided, our effective tax rate could be higher. The replacement of the business tax with a VAT on our services could result in unfavorable tax consequences to us. See See “Item 4. Information On the Company—B. Business Overview — Regulation — Regulations on Tax — Value Added Tax.”

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.

We are an exempted limited liability company, used as holding company, incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries, as paid to us through our Hong Kong subsidiaries, to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, and Circular 81 issued by the State Administration of Taxation, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise throughout the 12 months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other requirements. Furthermore, under the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, the non-resident enterprises shall determine whether they are qualified for preferential tax treatment under the tax treaties and file relevant reports and materials with the tax authorities. There are also other conditions for benefiting from the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation — People’s Republic of China Taxation.” We cannot assure you that our determination regarding our Hong Kong subsidiaries’ qualification to benefit from the preferential tax treatment will not be challenged by the relevant PRC tax authority or that we will be able to complete the necessary filings with the relevant PRC tax authority and benefit from the preferential withholding tax rate of 5% under the Double Taxation Avoidance Arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiaries.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT in 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.

On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 supersedes the rules with respect to the Indirect Transfer under SAT Circular 698, but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Public Notice 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698 (Article V and Article VI). SAT Public Notice 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company (other than by way of sale of equity securities traded on a public market), which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and will the applicable taxes be withheld from payments to the transferor, currently at a rate of 10%. Both the transferor and the PRC entity that directly owns the taxable assets, or the withhold agent, may be subject to penalties under PRC tax laws if the withhold agent fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed or subject to withholding obligations in such transactions, under SAT Circular 698 and SAT Public Notice 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Circular 698 and SAT Public Notice 7. As a result, we may be required to expend valuable resources to comply with SAT Circular 698 and SAT Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The audit report included in this annual report has been issued by auditors whose work, in part, is outside the scope of inspection by the PCAOB and, as such, you may be deprived of the benefits of such inspection with respect to such work.

Our independent registered public accounting firm that issues the audit reports included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. The PCAOB is currently unable to inspect the audit work of our independent registered public accounting firm with respect to our operations in mainland China without the approval of certain Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC, or the Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit US listed Chinese companies.

Inspections of audit firms that the PCAOB has conducted outside mainland China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The PCAOB’s current inability to conduct inspections in mainland China prevents the PCAOB from regularly evaluating our auditor’s audit procedures and quality control procedures as they relate to our operations in mainland China, where our revenues are derived. As a result, investors may be deprived of the benefits of such regular PCAOB inspections and may lose confidence in our reported financial information and the quality of our financial statements.

Proceedings instituted by the SEC against the “big four” PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese affiliates of the “big four” accounting firms (including our auditors). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission, or the CSRC. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

Risks Related to Our American Depositary Shares

The market price for our ADSs may be volatile.

Since our ADSs became listed on Nasdaq Global Market on December 21, 2017, the trading price of our ADSs has ranged from US$8.00 to US$9.94 per ADS in 2017. The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple other factors, including the following:

•	regulatory developments affecting us, our clients and end marketers, or our industry;

•	conditions in the online marketing industry;

•	fluctuation of our results of operations from quarter to quarter due to seasonality in online marketing business, which may be affected by the online spending cycles of consumers and marketers’ practices in marketing budget allocation;

•	announcements of studies and reports relating to the quality of our solutions and service offerings or those of our competitors;

•	changes in the economic performance or market valuations of other providers of online marketing solutions;

•	actual or anticipated fluctuations in our quarterly results of operations and changes in or revisions to our expected results;

•	changes in financial estimates by securities research analysts;

•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions to or departures of our senior management;

•	detrimental negative publicity about us, our management or our industry;

•	fluctuations of exchange rates between Renminbi and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

•	sales or perceived potential sales of additional ordinary shares or ADSs; and

•	potential litigation or regulatory investing actions.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 20 votes per share based on our dual-class share structure. Our ADSs represent Class A ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

As of the date of this annual report, Mr. Sammy Hsieh and Mr. Jian Tang beneficially own an aggregate of 4,820,608 Class B ordinary shares. Due to the disparate voting powers associated with our dual-class share structure, Mr. Hsieh and Mr. Tang, beneficially own approximately 82.2% of the aggregate voting power of our company as of March 31, 2018. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Hsieh and Mr. Tang will have considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our directors, officers and principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Our directors and officers collectively own an aggregate of 83.1% of the total voting power of our outstanding ordinary shares as of March 31, 2018. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result, they have substantial influence over our business, including significant corporate actions such as change of directors, mergers, change of control transactions and other significant corporate actions.

They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders, including ADS holders. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise.

We have granted, and may continue to grant, share incentives, which may result in increased share based compensation expenses.

We adopted a stock option plan in 2010, or the 2010 Plan. We adopted another share incentive plan in 2017, or the 2017 Plan. The purpose of these plans is to grant share-based compensation awards to employees, directors and advisors to incentivize their performance and align their interests with ours. In addition, in December 2016, our board of directors and shareholders authorized the issuance of 1,068,114 ordinary shares to Jian Tang and certain other employees in China upon the fulfillment of certain performance conditions in 2017, and the issuance of 801,086 ordinary shares to Jian Tang and certain other employees in China upon the fulfillment of certain performance conditions in 2018. The performance conditions were not fulfilled in 2017 and 1,068,114 ordinary shares were not issued.

We account for compensation costs for all share incentives using a fair-value based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with U.S. GAAP. Under our 2010 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the plan is 2,398,137. As of March 31, 2018, options to purchase 1,503,169 ordinary shares are outstanding under our 2010 Plan, including unvested options to purchase 346,624 ordinary shares, and vested and unexercised options to purchase 1,156,545 ordinary shares. Under the 2017 Plan, the maximum number of ordinary shares which may be issued pursuant to all awards under the plan shall initially be 1,000,000 Class A ordinary shares, plus an annual increase on the first day of each of our fiscal year during the term of the 2017 Plan commencing with the fiscal year beginning January 1, 2018, by an amount equal to the least of (i) 0.5% of the total number of Class A ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 150,000 Class A ordinary shares or (iii) such number of Class A ordinary shares as may be determined by our board of directors. All of these shares are Class A ordinary shares. Following the annual increase on January 1, 2018 of 106,194 Class A ordinary shares, the award pool under the 2017 Plan is 1,106,194 Class A ordinary shares as of the date of this annual report. As of March 31, 2018, we have not granted any awards under the 2017 Plan. We account for shared-based compensation for these share incentive awards using a fair value based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with U.S. GAAP. We will incur additional share based compensation expenses in the future as we continue to grant share incentives using the ordinary shares reserved for this platform. See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share Incentive Plans” We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share based compensation to them in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our ADSs or publish inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Our memorandum and articles of association that contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our Class A ordinary shares and ADSs.

Our amended and restated memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a dual-class share structure that gives greater voting power to the Class B ordinary shares beneficially owned by Mr. Sammy Hsieh and Mr. Jian Tang and a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADSs holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

As a company incorporated in the Cayman Islands, we will adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ corporate governance requirements.

As a Cayman Islands company listed on the NASDAQ Global Market, we are subject to the NASDAQ corporate governance requirements. However, NASDAQ Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ corporate governance requirements. We follow our home country practices and rely on certain exemptions provided by the Nasdaq Stock Market Rules to a foreign private issuer, including exemptions from the requirements to have:

•	majority of independent directors on our board of directors;

•	only independent directors being involved in the selection of director nominees and determination of executive officer compensation; and

•	regularly scheduled executive sessions of independent directors.

As a result of our reliance on the corporate governance exemptions available to foreign private issuers, you will not have the same protection afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted limited liability company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under our post-offering amended and restated memorandum and articles of association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us, our directors or officers by our shareholders may not be enforceable.

We are an exempted limited liability company incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 30 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

Under the deposit agreement for our ADSs, to the extent we have provided the depositary with at least 40 days’ notice of a proposed meeting, if voting instructions are not timely received by the depositary from you, you shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the shares represented by you ADSs as desired. However, no such instruction shall be deemed given and no discretionary proxy shall be given (a) if we inform the depositary in writing that (i) we do not wish such proxy to be given, (ii) substantial opposition exists with respect to any agenda item for which the proxy would be given or (iii) the agenda item in question, if approved, would materially or adversely affect the rights of holders of shares and (b) unless we have provided the depositary with an opinion of our counsel to the effect that (a) the granting of such discretionary proxy does not subject the depositary to any reporting obligations in the Cayman Islands, (b) the granting of such proxy will not result in a violation of any applicable law, public rule or regulation in force in the Cayman Islands and (c) the courts of the Cayman Islands will give effect to the voting arrangement and deemed instruction as contemplated in the proxy under Cayman Islands law.

The effect of this discretionary proxy is that, if you fail to give voting instructions to the depositary as to how to vote the Class A ordinary shares underlying your ADSs at any particular shareholders’ meeting, you cannot prevent our Class A ordinary shares underlying your ADSs from being voted at that meeting, absent the situations described above, and it may make it more difficult for shareholders to influence our management. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement and the deposit agreement may be amended or terminated without your consent.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. However, the depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive dividends or other distributions on our Class A ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, Class A ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Class A ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NASDAQ Global Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements. However, such reduced reporting requirements may make our ADSs less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company. We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our stock price may be more volatile.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

We have incurred increased costs as a result of being a public company, and our compliance costs may continue to increase in the future, particularly after we cease to qualify as an emerging growth company.

We have incurred additional legal, accounting and other expenses as a public reporting company. In addition, we will incur additional costs when we cease to qualify as an emerging growth company, which occurs on the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. For example, we will be required to comply with additional requirements of the rules and regulations of the SEC and requirements of the NASDAQ Global Market, including applicable corporate governance practices. In addition, after we cease to qualify as an emerging growth company, we will be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We also expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

There can be no assurance that we will not be passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States income tax consequences.

A non-U.S. corporation will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). We expect to derive sufficient active revenues and to have sufficient active assets, so that we will not be classified as a PFIC for the current taxable year and in the foreseeable future. However, because the PFIC tests must be applied each year, and the composition of our income and assets and value of our assets (which may be determined by reference to the market value of our ADSs) may change, and because the treatment of our VIE for U.S. federal income tax purposes is not entirely clear, it is possible that we may become a PFIC in the current or a future year.

In particular, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we are a PFIC also depends, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we do not deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation — United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. For more information see “Item 10. Additional Information—E. Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

We commenced our online marketing business in 2009. Two of our subsidiaries, Digital Marketing Group Limited and Tetris Media Limited, existed without significant operational activities prior to 2009. In February 2010, we restructured our holding structuring by incorporating Optimix Media Asia Limited in the Cayman Islands as the holding company of Optimix HK to facilitate financing and offshore listing. In March 2017, we changed our name from Optimix Media Asia Limited to iClick Interactive Asia Group Limited.

In September 2010, we set up Diablo Holdings Corporation, a company incorporated in the British Virgin Islands, which focuses on search engine marketing and operates in China through Search Asia Technology (Shenzhen) Co., Ltd., its wholly owned subsidiary.

In January 2011, we set up our Singapore subsidiary, iClick Interactive (Singapore) Pte. Ltd., to provide localized services to clients in Southeast Asia.

In January 2013, we incorporated Performance Media Group Limited in Hong Kong to further expand our online marketing business.

Also in January 2013, we set up Tetris Media (Shanghai) Co., Ltd., as our wholly owned PRC subsidiary.

In November 2014, we enhanced our data analytics capabilities by acquiring Buzzinate Company Limited, or Buzzinate, a company incorporated in Hong Kong. Buzzinate is an online marketing platform with strong data analytics capabilities and deep understanding of behavior of internet users in China. Buzzinate operated in China from November 2014 to March 2018 through Buzzinate (Shanghai) Information Technology Co., Ltd., its wholly owned subsidiary. In March 2018, Buzzinate (Shanghai) Information Technology Co., Ltd. ceased its operations.

In July 2015, we acquired all shares in OptAim Ltd., or OptAim, and substantially expanded our online marketing business into mobile channels to identify, engage and convert mobile audience. Under the terms of the share purchase agreement, we acquired all equity interests in OptAim Ltd., including those of OptAim Ltd.’s VIE entity, OptAim Network, from its existing shareholders Igomax Inc. (an entity controlled by Jian Tang), Zaffre Investments Inc., Sohu. com Limited, and BAI GmbH, for a total consideration of RMB10 million and US$14,365,345 in cash and 2,535,091 of our ordinary shares. As part of the agreement, Jian Tang and Jie Jiao became the nominee shareholders of OptAim Network. Jian Tang is our co-founder, director, chief operating officer and chief technology officer. Jie Jiao is our chief financial officer. In addition, Optimix Media Asia Limited made two loans in the aggregate amount of US$5.0 million to OptAim, Ltd. to pay a special dividend to Igomax Inc. Igomax Inc., Sohu.com Limited and Jian Tang each agreed to a non-compete and non-solicitation undertaking with respect to OptAim Ltd. and its consolidated subsidiaries for a period of three years. OptAim operates in China through OptAim Beijing, its wholly owned subsidiary. OptAim Beijing has entered into a set of contractual arrangements with OptAim Network, a company incorporated in China, OptAim Network’s nominee shareholders, and Zhiyunzhong, the wholly owned Chinese subsidiary of OptAim Network.

As a result of these contractual arrangements, we have effective control over, and are the primary beneficiary of, OptAim Network and therefore treat OptAim Network and its subsidiary as our consolidated affiliated entities under U.S. GAAP and have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.

On December 21, 2017, our ADSs commenced trading on Nasdaq Global Market under the symbol “ICLK.” We raised from our initial public offering approximately $23,325,000 in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

Our principal executive offices are located at 15/F, Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong S.A.R. Our telephone number at this address is (852) 3700 9000. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

B. Business Overview

We are a leading independent online marketing technology platform in China. We serve as an integrated cross-channel gateway that provides marketers with innovative and cost-effective ways to optimize their online marketing efforts throughout their marketing cycle and achieve their branding and performance-based marketing goals. Our integrated data-driven solutions help marketers identify, engage and activate potential customers, monitor and measure the results of marketing campaigns, and create content catering to potential customers across different content distribution channels through both PC and mobile devices. We offer both mobile audience solutions and other solutions based on channels desired by our clients.

We take a flexible approach to deliver our solutions in order to cater to the preferences and levels of internal resources and expertise of our clients. Our clients may choose to access our solutions through (i) self-service, when which they have the flexibility to utilize our solutions “a la carte” to complement their existing marketing resources, or through (ii) managed service, when our account management team provides in-depth services that suit the clients’ specified marketing objectives and budgets utilizing our solutions.

We generate revenue primarily from clients’ marketing spend through our platform as they utilize our solutions in cost-plus and specified action marketing campaigns, and to a less extent from incentives granted by the publisher under our sales agency arrangement.

Our Solutions

Through our suite of end-to-end solutions, enabled and supported by our extensive data set, sophisticated data analytics capabilities and cutting-edge technologies, we deliver highly integrated customer experience and address marketers’ needs throughout their marketing cycle and across different online channels to:

•	identify their potential customers;

•	engage and activate potential customers;

•	monitor and measure the results of online marketing campaigns; and

•	create content catering to their potential customers.

All our solutions, including the solutions from OptAim are integrated in a single user-friendly platform, accessible through both PC and mobile devices.

The following diagram illustrates the architecture of our platform:

Our Suite of Solutions

Audience Identification Solution: iAudience

iAudience is our audience identification solution that allows marketers to search, identify and customize their targeted audience to generate or boost brand awareness. Marketers can simply type in a list of keywords, such as brand names or products of interest, and iAudience will automatically suggest other keywords usually associated with, or used in, the relevant contexts, and then search our database of user profiles to identify the most relevant user profiles to target. Marketers have the flexibility to refine these audience search results, for example, by user attribute, for more focused targeting. In addition, we have built “pre-packaged” audience groups for a wide variety of industries, including travel, education, finance, automobile and real estate to streamline the audience identification process for marketers in these industries, who can identify their desired user profiles in just one click.

iAudience also helps marketers map out the competitive landscape by showing the overlaps of their consumers and their competitors. This enables marketers to filter out brand loyalists from brand switchers for more effective, bespoke communications.

Below is a sample interface for our iAudience solution.

Audience Engagement and Activation Solutions: iAccess and iActivation

iAccess and iActivation are our cross-channel audience engagement and activation solutions, respectively tailored for brand awareness-driven campaigns and performance-driven campaigns. iAccess and iActivation provide marketers with a comprehensive suite of targeting or re-targeting options to reach out to, or re-connect with, potential audience identified by iAudience. Marketers can choose to target these audience based on their gender, age, income levels, geographic locations, interest, device, and device operating system. Marketers are also afforded the flexibility to select their preferred content format, budgeting requirement, display frequency and time to reach these audience.

Below is a sample interface for our iAccess solution.

Audience Engagement Solution Designed for Small and Medium-Sized Enterprises – iExpress

iExpress is the “lite” version of our iAccess solution. While iAccess is designed for and primarily used by multinational clients, iExpress is designed for small and medium-sized enterprises in China, who value simplicity and flexibility in their marketing activities. iExpress contains the basic functions of iAccess with a more simplified and intuitive user interface.

Campaign Results Monitoring and Measurement Solution: iNsights

iNsights is our online campaign results monitoring and measurement solution. It helps marketers analyze their campaign performance to refine campaign strategies and guide future campaign planning. Through a user-friendly interface, marketers can view their campaign performance information, including marketing costs incurred, number of clicks, click-through rates, number of conversions and other useful information for each online channel individually and for different online channels in the aggregate. In addition to basic campaign performance information, iNsights provides marketers with in-depth analyses, including:

•	Conversion path analyses – Holistic analyses of when, where and how a user interacts with various devices by the multiple touch points he or she has come in contact with, including the “last mile” through which the user is converted, i.e., making a purchase or otherwise taking an action that the marketer desires; and

•	Cross-channel effectiveness analyses – Analyses of the effectiveness of the various marketing channels in achieving different marketing objectives and their respective cost effectiveness. Combining these with conversion path analyses, marketers can identify the portfolio of channels that work in tandem with each other to generate the greatest marketing impact and effectiveness.

Content Creation Solution: iExperience

We have launched, on trial basis, iExperience, our content creation solution that helps marketers syndicate and manage all their marketing content and assets. iExperience enables marketers to syndicate their marketing messages across all their marketing channels, and provides them with the option to dynamically create and tailor marketing messages to specific audience interest by modifying their content and presentation (including, for example, style of the marketing message, colors displayed, text used and formatting) as well as by selecting specific products and services to include in the marketing messages. iExperience also assists marketers to optimize their websites to convert more visitors into consumers. We expect to officially launch iExperience in the second quarter of 2018. Our solutions support other technical layers that provide marketers with value-adding features. For example, we screen websites to ensure that a marketing message will not be displayed in adult, political, criminal or other illegal or inappropriate contexts. In addition, we identify and sift out fraudulent clicks that lead to inflated traffic flow, which distorts campaign performance or leads to inflated media acquisition costs. We also support third-party tracking of audience engagement or other campaign performance data where a marketer requests.

We also leverage on our solutions such as iAudience, iAccess, and iActivation to design tailored solutions catering to clients’ specific marketing needs. For example, we have launched a number of mobile audience solutions, such as MoTV, our native in-app mobile video ad solution, MoSocial, our premium mobile social ad solution and MoFeeds, our native mobile in-feed ad solution.

Our Solution Delivery Model

We offer both mobile audience solutions and other solutions based on channels desired by our clients. Our mobile audience solutions are non-search engine marketing solutions designed to identify, engage and activate audience exclusively on mobile apps, and monitor and measure the results of online marketing activities on such channels. Our other solutions are primarily focused on identifying, engaging and activating audience on non-mobile app content distribution channels, such as PC banner display, PC video advertisements and search engine marketing.

We take a flexible approach to delivering our solutions. Depending on the preferences and levels of internal resources and sophistication of clients, our solutions are delivered through:

•	self-service, when clients have the flexibility to run their marketing campaigns on an “a la carte”, cost-effective basis; and

•	managed service, when our account management team manages marketing campaigns for our clients, including deciding on cross-channel marketing budget allocation and the timing, frequency, number and format of audience engagement based on their specified marketing objectives and budgets.

We generate revenues primarily from clients’ marketing spend through our platform as they utilize our solutions in cost-plus and specified action marketing campaigns, and depending on our revenue recognition model, either including or excluding media cost. To a lesser extent, we generate revenues from incentives granted by the publisher under our sales agency arrangement.

Our Data and Data Analytics Capabilities and Technologies

Our Data Assets

Our data assets are the backbone of our solutions and data analytics capabilities. From approximately 109,000 mobile apps and 2.0 million websites that we covered, we analyzed approximately 639.5 million active profiled users in China in the 30 days leading up to March 31, 2018. According to the China Internet Network Information Center, or CNNIC, there were 772 million internet users and 753 million mobile internet users in China as of December 31, 2017. The average daily volume of the data we collected reached 0.8 terabytes in the 30 days leading up to March 31, 2018.

We collect data from a variety of channels, including through our proprietary tracking tools, from our marketers, publishers and ad exchanges when managing marketing campaigns, and to a lesser extent, from third-party strategic partners. We track data with our proprietary toolbars and software development kits installed on apps and websites. The data that we have tracked are complemented by, and blended with, marketing campaign performance data from marketers, publishers and ad exchanges. To a lesser extent, we collect data from selected third-party data partners, including major internet companies in China and financial institutions, through our data collaboration arrangement with them. Our data assets primarily include users’ intent, interest, online transactional, offline purchase behavioral data, social data and demographic data, as well as campaign performance data.

•	Intent data – Intent data refers to data that indicates the various intent of a user. Intent data directly identifies the interests and immediate needs of a specific user. An example of intent data would be search terms entered into search engines by a particular user looking for business class air tickets from Hong Kong to Shanghai. We obtain intent data primarily from the websites and apps on which we have installed our proprietary sharing toolbars and software development kits as well as through API connection with major search engines where marketers’ search marketing is executed.

•	Interest data – Interest data refers to the category and semantic meaning of the content of websites and apps that a user visits, including visit frequency and sequence, from which we are able to infer the various interests of a user. Interest data shows the awareness of the relevant information by a specific user. An example of interest data would be data concerning how frequently a particular user interested in fine dining browses webpages of luxury Japanese cuisine restaurants. We collect interest data from websites and apps on which we have installed our proprietary sharing toolbars and software development kits as well as through API connection with certain ad exchanges.

•	Online transactional data – Online transactional data refers to a user’s behavior on online commerce platforms, including the items he or she is browsing or has added to his or her shopping cart. Online transactional data directly identifies the purchasing intent and immediate needs of a specific user. An example of online transactional data would be a particular user browsing for high-end skin care products and adding a specific brand of eye serum into the shopping cart in preparation of a purchase. We obtain online transactional data from partnerships with branded E-commerce platforms and the re-marketing campaigns for our E-commerce clients.

•	Offline purchase behavioral data – Offline purchase behavioral data refers to a user’s behavior in non-digitally connected environments, such as offline purchase behavior when the user buys an item physically from an offline retailer by swiping his or her credit card. Offline purchase behavioral data directly identifies the purchasing behavior and immediate needs of a specific user outside of the realms of traditional digital user tracking. An example of offline purchase behavioral data would be a particular user buying a luxury handbag in a specific luxury retailer with his or her credit card. We obtain offline purchase behavioral data from partnerships with financial institutions and credit card issuers. Our offline purchase behavioral data is pseudonymized and does not include users’ personal details.

•	Social data – Social data refers a user’s behavior on social networks, such as Sina Weibo and Tencent QZone, including the content the user shares from websites or apps via social sharing toolbars, and the content the user posts, shares on the social networks, his or her “social graph”, such as his or her “friends” and “followers” and other behavior data the user publicly shares on social networks. Social data demonstrates that a specific user is engaged in certain particular topics or content online on social media. An example of social data would be the name of a restaurant being recommended by a particular user via his or her social network account. We obtain social data by installing our proprietary sharing toolbars and software development kits on websites and apps, as well as through API connections with major social networks.

•	Demographic data – Demographic data refers to a user’s age, gender, income level and geographic location. In addition to inferred demographic information through our data tracking and profiling analytic capabilities and technologies, we obtain actual demographic data from social media accounts through our strategic relationship with selected third-party data partners, including major internet companies in China.

•	Campaign performance data – Campaign performance data refers to a user’s interaction with, and response to, a given marketing message, starting with such user’s click on the content and including the user’s interaction with the destination site to which the link leads, and all other actions taken by the user, including E-commerce transaction, clicks, registration or sign-ups, video viewing, and “follow” or “likes” on social media platforms. We obtain campaign performance data from websites and apps on which we have installed our proprietary sharing toolbars and software development kits, in managing client campaigns, and through our data collaboration arrangements with selected third-party data partners.

We distill structured variables from large volume of unstructured data to construct context-rich user profiles. In the 30 days leading up to March 31, 2018, we analyzed approximately 639.5 million active profiled users, whose profiles include on average 18 attributes, including user demographics, geographic location, device preference, spending history, personal interest and other online or offline behavioral pattern. We “pre-package” our user profiles into audience groups that can be utilized by specific industry verticals for precise targeting. Data involving our user profiles and audience groups are continuously fed into our content distribution opportunity matching process, enabling marketers to make cost-efficient decisions on real-time audience engagement opportunities and continuously optimize these decisions to access and activate their target audience through different channels.

Our Data Analytics Capabilities and Technologies

We apply data science technologies extensively throughout the online marketing cycle to support audience tracking, profiling and segmentation and to execute cost-efficient decisions on real-time audience engagement. Our proprietary data analytics capabilities and technologies include:

Deep Learning and Artificial Intelligence

•	Audience tracking engine - Our audience tracking engine monitors our audience across various devices and channels to identify which user has been interacting with what content, through which devices and the environment the user is in. It also uses cookies and other digital fingerprinting technologies, which take into account social network IDs, browsing behavior, network usage, IP addresses, surfing patterns, and device features, to recognize, identify, and re-identify a user across multiple channels, devices, and geographic locations, including de-duplication of multiple devices to a user.

•	Contextual analysis engine - Our contextual analysis engine parses all data properties to understand the context and content which audiences are interacting in and with, including news articles, social networks, search engines, mobile apps, etc. These help understand what a user is interested in, including product categories, brand names, product names, keywords, and the depth of their interest.

•	Natural language processing algorithms - Our natural language processing algorithms, or NLP, are important elements of our contextual analysis engine. We use these algorithms to extract structure from unstructured data, so that it can be processed and analyzed effectively. Our NLP algorithms are designed to understand and analyze Chinese and English languages and their usage in various contexts. They enable the extraction of information about entities, correlations, sentiments and emotions from vast amounts of text converted from audio and video streams and other digital content. In addition, we combine deep learning techniques with our natural language processing capabilities to further enhance the accuracy of attributes of our user profiles.

Predictive Analytics

•	User profiling engine - Combining the data collected through, and processed by, our contextual analysis engine and audience tracking engine, our user profiling engine infers the user’s interest, demographic, intent and other features through multi-dimensional data drill down and dynamic correlation analysis. In addition, we employ various models and algorithms on user profiles to expand and provide more breadth and depth on each user profile. As of March 31, 2018, we had designed an aggregate of 186 data labels for our user profiles.

•	Profile Segmentation Algorithms - We use various algorithms to organize user profiles, which are generated and updated dynamically in real time, responding to real time changes in user interests and needs. This allows for accurate and detailed segmentation of user interests through multiple dimensions, e.g. by user interest keywords and user interest categories.

Real-Time Matching Technologies

•	Real-time user engagement algorithms – Our real time user engagement algorithms execute marketing decisions based on a wide range of parameters, including predictions on click-through rate and conversion rate, inventory price, inventory safety and inventory segment, and consider audience compatibility, demographics, and frequency capping or other budgeting restrictions among other parameters, to compute the most cost-efficient decisions on real-time audience engagement opportunities.

•	Online continuous real-time bid optimization algorithms – Our online continuous real-time bid optimization algorithms consider a wide range of parameters, including purchasing efficiency, predicted conversion rate, return on media value, budget allocation efficiency, inventory safety, and what marketers are willing to pay to dynamically optimize our bidding and pricing strategies. Our real-time bid optimization algorithms continuously sieve through a large volume of user engagement opportunities per day to decide which are the best possible opportunities to engage with.

Data Privacy and Security

We collect data solely to analyze audience and campaign performance. In order to identify each user profile, we assign a random profile number with each new profile. We then use that number as the anonymous identification for the profile and associate it with all related data. In general we do not collect personally identifiable information unless a user consents to it or a marketer gives consent on behalf of the user. If such information is inadvertently obtained by us, our policy is to immediately delete such information.

We treat all information we collect as confidential. We do not disclose any information we gather from a marketer or any third party data partner unless such disclosure is approved by it, which in turn has obtained end user consent.

We have put in place appropriate physical, electronic and managerial procedures to safeguard and secure our data assets, including to prevent unauthorized access, to preserve their integrity and to ensure their appropriate use. On the software level, we maintain the same database login information across all our computer systems to control access, and individuals with different levels or job duties are assigned different levels of access permissions. For example, only high-level technology personnel, including head of system operations, head of data science and certain other technical developments leaders have root access to our operation system; and only database managers have access to the relevant database. We have central controls to govern user roles and permissions. On the hardware levels, our servers are located at IDCs, and only system operation personnel have access to our servers. In addition, we have established hardware firewall where all traffic is inspected and filtered according to a comprehensive set of rules. We conduct comprehensive security reviews of our data assets on an annual basis and ad hoc security reviews from time to time as special needs arise.

Our Technology Infrastructure

Our platform is built on a highly scalable and reliable cloud-based technology architecture. This allows us to harness large quantities of real-time data and ensures high speed performance at a large scale to accommodate more clients and increased complexity of their online marketing campaigns.

•	Real-time analytics - Our cloud-based technology architecture is built to be fully distributed while having a single unified access layer. Large amounts of data are ingested through multiple highly-optimized points and analyzed using both offline batch processing and online real-time processing through streaming technologies. This architecture allows us to combine multiple data dimensions and apply various machine learning algorithms in real-time to our data, providing the most up-to-date and accurate representations of a user’s traits and online behavior.

•	Scalability - With modular architecture that is built to be horizontally scalable, our platform can be easily expanded as data storage requirements and client base increase. Our data repositories are clustered and our data processing architecture is distributed in several cities in China and Hong Kong, which supports efficient expansion. When need arises, we can easily add servers and integrate them into our existing server clusters as either data nodes or processing nodes. In addition, load balancing technology helps us improve distribution of workloads across multiple computing components, optimizing resource utilization and minimizing response time.

•	Reliability - Our technology layers have built in software and hardware redundancy and will automatically switch if errors are detected. We built our platform on a distributed computing architecture with no single point of failure. In addition, our architecture supports multiple live copies of each data set along with snapshot capabilities for faster, point-in-time data recovery instead of traditional backup and restore methodologies. Furthermore, our data processing architecture is located within the same cities where servers of major ad exchanges in China are located, facilitating low latency access and reliability as we bid for content distribution opportunities in real time.

Our Content Distribution Channels

We provide marketers with one-stop access to a wide variety of cross-channel content distribution opportunities in China through our deep relationship with content distribution channel partners. For example, we purchase or promote content distribution opportunities on content distribution channels, including premium channels such as Tencent, Baidu, Google and Alibaba. Media cost for content distribution opportunities on Tencent, Baidu, Google and Alibaba channels in aggregate accounted for 84.0%, 81.6% and 89.1% of our media costs in 2015, 2016 and 2017, respectively. Media cost for content distribution opportunities on our largest channel partner in each of 2015, 2016 and 2017 accounted for 55.0%, 42.2% and 66.7% of our media costs during the relevant periods, respectively, and media costs for content distribution opportunities on our second largest channel partner in each of 2015, 2016 and 2017 accounted for 22.6%, 36.1% and 21.2% of our media cost during the relevant periods, respectively.

Our content distribution opportunities span the mobile and PC channels, and include various formats such as video and traditional banner ad. Our content distribution channel partners primarily include mobile and online publishers, major search engines and ad exchanges. In the 30 days leading up to March 31, 2018, we covered approximately 109,000 mobile apps and 2.0 million websites. In 2017, our gross billing from mobile audience solutions and other solutions amounted to US$172.2 million and US$76.1 million, accounting for 69.4% and 30.6% of our gross billing, respectively. In 2017, our net revenues from mobile audience solutions and other solutions amounted to US$101.4 million and US$23.8 million, accounting for 81.0% and 19.0% of our net revenues, respectively.

We generally enter into annual framework agreements with content distribution channel partners, which set out each party’s rights and responsibilities with respect to the relevant content distribution opportunities. For example, we are generally required to examine advertising content to ensure its compliance with applicable laws and content distribution channel partners’ policies. We are also generally required to prepay media cost, which is based on pricing models determined by content distribution partners and calculated based on content distribution partners’ tracking. In addition, these agreements generally provide for certain rebates or incentives, generally calculated as a percentage of marketing spend, that we are entitled to should the marketing spend during the terms exceed specified thresholds.

We collaborate with many of our content distribution channel partners. Our product, technology and data engineering division work closely with the respective technology teams in our channel partners to ensure the compatibility of our tracking tools and access to content distribution opportunities. In addition to basic cooperation on access to content distribution opportunities, we collaborate closely with our content distribution partners on product research and development to stay at the forefront of marketing technology innovation and facilitate optimal audience engagement. For example, in 2015, we launched MoTV mobile SDK through cooperation with certain leading apps in China, which is an in-app video app that provides blue-ray quality ad viewing experience.

Our Clients

We sell our solutions by entering into marketing campaign contracts with marketers or marketing agencies. We treat entities which enter into marketing campaign contracts with us and incur marketing spend during the relevant period as our clients. Therefore, we count specific sub-brands or divisions within the same brand or holding company as distinct clients so long as we have signed campaign contracts with different entities. On the other hand, even though multiple campaign contracts may be involved, we only record one single client if those contracts with us are signed by the same entity. Our clients include both marketers who have direct contractual relationships with us, or direct marketer clients, and marketing agency clients. Our “marketers” include both direct marketer clients, and marketers that are represented by our marketing agency clients and have no direct contractual relationship with us, or end marketers. In 2017, we had over 1,600 clients including over 1,100 direct marketer clients and over 450 marketing agency clients, which represented 1,500 end marketers.

Our marketers span a diverse array of industry segments, with entertainment and media, banking and finance, E-commerce, travel and hospitality, and automobile and petroleum being among the top five in terms of gross billing contribution in 2017. They also feature companies of different sizes, including more than 160 multinational companies in 2017, respectively, as well as small and medium-sized enterprises. Our marketers come from a variety of regions, with headquarters in Europe, North America, or Asia. In determining the geographic classification of revenue, we look at the geographic location of our subsidiary or VIE which executed the marketing campaign contract. Our subsidiaries or VIE in China generally are our signing entities for marketing campaign contracts with clients which are based in China. Our Singapore subsidiary generally is our signing entity for marketing campaign contracts with clients based in Southeast Asia. Our Hong Kong subsidiaries generally are our signing entities for marketing campaign contracts with other clients.

We have been strategically optimizing the client base for other solutions to focus on profitability and liquidity. As a result of these efforts, our gross billing per client increased by US$32,020, or 47.5%, from US$67,413 in 2015 to US$99,433 in 2016, and by US$52,885, or 53.2%, from US$$99,433 in 2016 to US$152,318 in 2017. The total number of our clients decreased by 10.1% from 2,644 in 2015 to 2,376 in 2016 notwithstanding our full year consolidation of OptAim’s results of operations in 2016 compared to our consolidation of OptAim’s results of operations only for the period from July 24 to December 31 in 2015. The total number of our clients decreased by 31.4% from 2,376 in 2016 to 1,630 in 2017.

In 2016, we derived 18% of our net revenues from a marketer in the entertainment industry and 11% of our net revenues from a marketer in the e-commerce industry. In 2017, we have not derived over 10% of our net revenues from a marketer. These marketers utilized our mobile audience solutions under specified-action arrangement and therefore, revenue from these marketers was recognized on a gross basis. Their marketing campaign contracts were for a term of one year and contained terms similar to that under the marketing campaign contracts we generally enter into with other marketers utilizing similar solutions.

Sales, Business Development and Account Management

Our sales and business development workforce is focused on attracting more clients for our mobile audience solutions, optimizing the client base for our other solutions to focus on profitability and liquidity, and attracting more clients to use our solutions through our self-service model. Leveraging our existing positions and reputations in industry sectors where we already have a strong presence, we are able to attract more direct marketer clients in those sectors. In addition, we are focused on diversifying our client base. We have partnered with local marketing agencies at selected first and second-tier cities in China to expand our marketer base in industry segments where we have relatively less presence, as well as to attract and retain high quality small and medium-sized enterprises to use our solutions on a self-serve basis. Furthermore, our sales and business development team works closely with overseas marketing agencies and channel partners in the home countries of overseas marketers, who help promote our solutions to overseas marketers.

Our sales and business development team is organized by geographic region, and is further divided into groups that focus on sales to marketers or to marketing agencies in each geographic region. As of December 31, 2017, we had 92 employees for sales and business development.

Supporting our sales and business development team are our account managers under our operational support team, who help maintain and grow the accounts of our clients. While our intuitive user interfaces are designed to enable clients to easily deploy and utilize our solutions themselves with minimal customer support, we make online and telephonic helpdesk facilities available and provide onsite engineering support to clients and also assign account managers for our direct marketer clients and some of our marketing agency clients. Our account mangers provide consultative services on the use of our solutions, and in addition, for our managed service clients, more in-depth servicing on campaign planning, execution and result measurement and analysis.

We use a variety of traditional and web-based channels to drive our brand awareness and generate demand, including through direct marketing, print advertising in trade journals, offline sales efforts and client referrals. We regularly attend trade shows and industry conferences, including the industry-renowned DMEXCO, RISE conference, iAB TechFront and GMIC, and speak to the press about the latest trends in China’s digital market industry and developments in our solution offerings. In addition, we periodically post case studies and observations and analysis on industry trends on our website and social media, including our WeChat public account.

Research and Development

We are committed to continually enhancing and innovating our solutions, technologies and technical infrastructure. Our current R&D initiatives include development of an integrated one-stop system where our marketers can collaborate with their agencies, vendors or third-party collaborators in a consolidated manner to implement marketing initiatives or plan, execute and manage marketing campaigns across PC, mobile and TV channels.

Our R&D process is demand and innovation driven and involves collaborative efforts, including from our other functional teams, including sales and marketing, and product and operation support. Our R&D process advocates adaptive planning, iterative and incremental development cycles, and encourages rapid and flexible response to change. We typically release new solution features or improvements every week.

Intellectual Property

We have developed all of the key technologies supporting our platform and solutions in-house. Our intellectual property rights are a key component of our success. We rely on a combination of trademark and trade secret laws, and contractual restrictions, including through confidentiality, non-disclosure invention assignment agreements with our key employees, consultants and third parties with whom we do business, to establish, maintain and protect our proprietary information and other intellectual property.

Notwithstanding these efforts, we cannot be sure that any intellectual property we own will not be challenged, invalidated, or circumvented or that such intellectual property will be commercially useful in protecting our brand, products, services and technology.

As of December 31, 2017, we had two patents in application in China, and 13 registered trademarks and trademark application in China and Hong Kong.

Competition

China’s independent online marketing technology market is highly competitive, fragmented and rapidly changing. We mainly compete with independent online marketing technology companies in China that offer online marketing solutions through demand side platform and use advanced technologies to optimize marketing campaigns for marketers.

We compete for online marketing revenue based on many factors, including our ability to deliver return on marketing expenditure at scale, client trust, geographic reach, breadth and depth of relationships with publishers, ad exchanges, ad networks and other participants in the online marketing ecosystem, comprehensiveness of solutions and service offerings, pricing structure and competitiveness, cross-channel capabilities, accessibility and user-friendliness of solutions and brand awareness. We compete for content distribution opportunities based on our ability to maximize the value of content distribution opportunities for content distribution channels partners, provide them with a wide array of solutions covering various types of content distribution opportunities and our ability to increase fill rates. While our industry is evolving rapidly and is becoming increasingly competitive, we believe that our highly scalable and flexible business model, large Chinese consumer data set, and omni-channel, targeted audience reach, proprietary, cutting-edge technologies, strong, diverse and loyal client base, deep knowledge and familiarity with China’s online marketing industry, and visionary leadership enable us to remain competitive.

In addition, independent online marketing technology platforms face competitive pressure from large and well-established internet companies, such as Alibaba, Baidu, Tencent and Google, which have established stronger and broader presence across the online marketing ecosystem and have significantly more financial, marketing and other resources, more extensive client base and broader supplier relationship, and longer operating histories and greater brand recognition than we do. While we believe that we do not directly compete with these large and well-established internet companies for marketing spend as we promote their content distribution opportunities or purchase their content distribution opportunities in the ordinary course of our business in connection with our execution of marketing campaigns, and these companies generally do not provide integrated online marketing solutions the way we do, they are major players in the online marketing technology industry as they provide online marketing technology and offer services and offer solutions that help marketers achieve one or more aspects of their marketing goals in one or more phases of their online marketing cycle. In addition, these large and well-established companies control content distribution channels and would directly compete with us should we vertically expand our business to own or operate content distribution channels in the future. Online marketing technology platforms also face competition from marketing agencies, who may have their own relationships with content distribution channels and can directly connect marketers with such channels. Furthermore, online marketing technology platforms continue to face competition from traditional media including direct marketing, television, radio, cable and print advertising companies.

Regulation

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in the PRC or our shareholders’ right to receive dividends and other distributions from us.

We operate in an increasingly complex legal and regulatory environment. We are subject to a variety of PRC and foreign laws, rules and regulations across numerous aspects of our business. This section sets forth a summary of the principal PRC laws, rules and regulations relevant to our business and operations in the PRC.

Regulations on Advertising Business

The Advertising Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on April 24, 2015 and became effective on September 1, 2015, is the principal law regulating our business. This law regulates contents of advertisements, codes of conduct for advertising, and the supervision and administration of advertising industry. It also stipulates that advertisers, advertising operators, and advertisement publishers shall abide by the Advertising Law and other laws and regulations, be honest and trustworthy, and compete in a fair manner in advertising business. According to the Advertising Law, advertising operators and advertisement publishers shall examine the relevant certification documents and verify the contents of advertisements in accordance with laws and regulations. According the Advertising Law, if advertising operators know or should have known the content of the advertisements is false or deceptive but still provide advertising design, production and agency services in connection with the advertisements, they might be subject to penalties, including confiscation of revenue and fines, and the competent PRC authority may suspend or revoke their business licenses. In addition, the Regulations on the Administration of Advertisement, promulgated by the State Council on October 26, 1987 requires the advertising operators to submit applications to the industry and commerce authorities for approval and registration. During the course of business, advertising operators are required to check papers or certificates and examine the contents of advertisements. According to this regulation, advertising operators may not publish, broadcast, install or post any advertisements which violate the provisions of the relevant regulations.

On July 4, 2016, the State Administration for Industry and Commerce (SAIC) promulgated the Interim Measures for the Administration of Internet Advertising, or Interim Measures on Internet Advertising to regulate advertising activities conducted via the internet. According to the Interim Measures on Internet Advertising, advertisements published or distributed via the internet shall not interfere with users’ normal use of the internet. For example, advertisements published on web page pop-up windows or in others forms shall be clearly marked with a “close” sign to give the users an opportunity to close them out. No entity or individual may induce users to click on the contents of an advertisement through deception. An internet advertisement publisher or advertising operator, shall establish and maintain an acceptable registration, examination and file management system for its advertisers; examine, verify and record the identity information of each advertiser. The Interim Measures on Internet Advertising also require internet advertisement publishers and advertising operators to verify related supporting documents, check the contents of the advertisement and prohibits them from designing, producing, providing services or publishing any advertisement if the content and the supporting documents do not match each other or the documentary evidence thereof are insufficient.

The Advertising Law defines an “advertising operator” as any natural person, legal person or other organization that agrees to provide advertising design, production and agency services for advertisers. Therefore, we are an “advertising operator” as provided in the Advertising Law and thus subject to the content review and conduct requirements of the Advertising Law and the Interim Measures on Internet Advertising, or the Interim Measures. To facilitate compliance with Advertising Law, we have developed certain advertising business management rules containing these mandatory content review and conduct requirements, and are establishing internal mechanisms to implement these rules.

Prior to June 29, 2015, we were regulated by the Regulations for the Administration of Foreign-Invested Advertising Enterprises, promulgated by the State Administration for Industry and Commerce and the MOFCOM, which prescribed certain conditions on foreign investors that invest in companies in advertising business in China. Among other things, such foreign investors shall have at least three years’ track record primarily engaging in advertising business and shall have obtained an Opinion on the Approval of Foreign-invested Advertising Enterprise Project, which is issued by the State Administrative of Industry and Commerce or its local counterparts. The Regulations for the Administration of Foreign-Invested Advertising Enterprises were abolished on June 29, 2015 by the State Administration for Industry and Commerce after consultation with the MOFCOM.

Regulations on Internet Information Service

There are several principal regulations on internet information service business, including (i) the Telecommunications Regulations of the People’s Republic of China, promulgated by the State Council on September 25, 2000 and most recently amended on February 6, 2016, (ii) the Administrative Measures on Internet Information Services, promulgated by the State Council on September 25, 2000, or the Internet Measures, and (iii) the Catalogue of Telecommunication Services, issued by the State Council on September 25, 2000, and most recently amended by the Ministry of Industry and Information Technology, or MIIT, on December 28, 2015. According to the Internet Measures, “internet information services” include provision of information services through the internet to internet users. Since we have websites that provides information, including description of our business and solutions, to online users, we are deemed to be providing “internet information service”, and are therefore subject to these regulations on internet information services. Pursuant to the Internet Measures, there are two categories of internet information services, namely, services of an operative nature and services of a non-operative nature. The Internet Measures require providers of operative internet information services to obtain an operating permit and imposes certain restrictions on the percentage of foreign ownership in such providers. Our business does not involve the provision of operative internet information services, and therefore, we are not required to obtain any operating permits or subject to foreign ownership restrictions under these regulations. In accordance with the Internet Measures, we shall complete a filing process for our website, which has been done.

Regulations on Privacy Protection

According to the Internet Measures, “internet information services” means the activity of providing information services through the internet to internet users. Since we have websites that provide information to internet users, we are considered an internet information service provider under the Internet Measures and are therefore, subject to regulations relating to the protection of privacy, including prohibitions on producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes on the lawful rights and interests of others. Internet information service providers that violate the prohibition could face criminal charges or administrative sanctions by the PRC security authorities. In addition, relevant authorities may suspend their services, revoke their licenses or temporarily suspend or close down their websites.

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by MIIT, in December 2011, internet information service providers are prohibited from collecting any user-related information that can reveal the identity of the user whether by itself or when used in combination with other information, or providing any such information to third parties without the consent of that user. Internet information service providers must expressly inform the users of the method, content and purpose to collect and process such user personal information, and may only collect such information necessary for their services. Internet information service providers are also required to properly maintain the user personal information and, in case of any leakage or likely leakage of such information, must take remedial measures immediately and report any material leakage to the telecommunications regulatory authority.

In December 2012, the Decision on Strengthening Network Information Protection promulgated by the Standing Committee of the National People’s Congress emphasizes the need to protect electronic information that contains personal identification information and other private data. The decision requires internet information service providers to establish and publish policies regarding the collection and use of personal electronic information, to take necessary measures to ensure the security of the information and to prevent leakage, damage or loss.

Furthermore, the MIIT’s Rules on Protection of Personal Information of Telecommunications and Internet Users issued in July 2013 contain detailed requirements upon the activities collecting or using personal information of users in the provision of telecommunication service and internet information service, which mainly include: (i) the telecommunication business operators or internet information service providers shall expressly advise users about the purpose, method and scope of the collection or use of information, and the ways to inquire or correct information, and the consequences of refusal to provide information, etc.; (ii) the telecommunication business operators or internet information service providers shall not go beyond the necessary and the purpose for their service, nor by means of deceiving, misleading or force or in violation of the laws, regulations or the agreements between the parties; (iii) any collected information shall be kept in strict confidence with adequate measures; (iv) shall establish user complaint handling mechanism to accept complaints from the users, and etc. Internet information service providers, including us, may subject to penalties, including fines, warnings, orders to correct and even criminal charges if failed to fulfill the aforesaid requirements.

Regulations on Foreign-related Surveys Measures

According to the Foreign-related Surveys Measures, foreign-related surveys include: (i) market and social surveys conducted under the entrustment or financial aid of any overseas organization, individual, or the agency of any overseas organization in China; (ii) market and social surveys conducted in cooperation with any overseas organization, individual, or the agency of any overseas organization in China; (iii) market surveys lawfully conducted by the agency of any overseas organization in China; and (iv) market and social surveys of which the materials and results are to be provided to any overseas organization, individual, or the agency of any overseas organization in China. Any foreign-related market survey must be conducted by a foreign-related survey institution and no individual or organization may conduct any foreign-related survey without a license for foreign-related surveys. According to the Foreign-related Surveys Measure and the Catalogue of Industries for Guiding Foreign Investment (2017 version), only a domestic enterprise or a sino-foreign enterprise which meet the several requirements stipulated in the Foreign-related Surveys Measures can apply for license for the foreign- related survey.

We collect data of multiple kinds and from multiple sources through our consolidated subsidiaries in the PRC and Hong Kong. These data include users’ search, browse, E-commerce and offline behavioral data, social data, demographic data, campaign performance data, and certain technical data, from our proprietary tracking tools, our marketers, publishers and ad exchanges in connection with marketing campaigns, and from collaboration with selected third-party data partners. Except for the general definitions of market surveys and social surveys defined in the Foreign-related Surveys Measures, there is no further clarification or specific guidance on the characteristics and scope of “foreign-related surveys”. In the opinion of our PRC counsel, Jingtian & Gongcheng, the collection and use of data of our business do not fall within the scope of “foreign-related survey” and therefore we are not required to obtain a foreign-related survey license under the Foreign-related Survey Measures as currently interpreted and enforced by the relevant PRC regulatory authorities. However, in light of these uncertainties and out of prudence, we through OptAim Network, our VIE entity, applied for and were granted the foreign-related survey license on June 6, 2017 by the Chinese National Bureau of Statistics.

Regulations on Intellectual Property Rights

China has adopted legislation governing intellectual property rights, including copyrights, trademarks and patents. China is a signatory to major international conventions on intellectual property rights and is subject to the Agreement on Trade Related Aspects of Intellectual Property Rights as a result of its accession to the World Trade Organization in December 2001.

Computer Software Copyright

On March 1, 2013, the Regulations for the Protection of Computer Software promulgated by the State Council came into effect. These regulations are formulated for protecting the rights and interests of computer software copyright owners, encouraging the development and application of computer software and promoting the development of software business.

Patent

Patents in the PRC are principally protected under the Patent Law of the People’s Republic of China, which was amended by the Standing Committee of the National People’s Congress in 2008 and became effective on October 1, 2009. This law is formulated for protecting the rights and interests of patentees, encouraging invention, promoting the application of inventions, enhancing innovation capacity, and facilitating the advancement of science and technology, and the economic and social development. Under this law, the duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.

Trademark

The PRC Trademark Law, promulgated in 1983 and most recently amended in 2013, which such amendments became effective on May 1, 2014, protects the proprietary rights with respect to registered trademarks. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and may grant a term of 10 years for registered trademarks, which may be extended for another 10 years upon request. Trademark license agreements shall be filed with the Trademark Office for record. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific class of the relevant products or services.

Domain Name

The Ministry of Industry and Information Technology promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Name promulgated by MIIT on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure. These measures are formulated with reference to the norms on administration of internet domain names worldwide, for the purposes of promoting the healthy development of China’s internet sector and guaranteeing the safe and reliable operation of the internet domain name system in the PRC.

Regulations on Employment

There are several principal rules and regulations in the PRC with respect to rights and obligations of employers and labors, including (i) the Labor Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress effective on January 1, 1995, or the Labor Law, (ii) the Labor Contract Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress effective on July 1, 2013, or the Labor Contract Law, (iii) the Social Insurance Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress effective on July 1, 2011, or the Social Insurance Law, and (iv) the Regulations on the Management of Housing Provident Fund, promulgated by the State Council on March 24, 2002.

According to the Labor Law and the Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standard. All employers are required, among other things, to establish a system for labor safety and workplace sanitation, and to provide employees with workplace safety training. Violations of the Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative penalties. For serious violations, criminal liability may arise. In addition, pursuant to the Social Insurance Law, employers in the PRC are required to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

Regulations on Taxation

PRC Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (i) the PRC Enterprise Income Tax Law, promulgated by the National People’s Congress of China and implemented on January 1, 2008, or the EIT Law, and (ii) the implementation rules to the EIT Law promulgated by the State Council and implemented on January 1, 2008. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions. According to the EIT Law and its implementation rules, the income tax rate of an enterprise that has been determined to be a high and new technology enterprise may be reduced to 15% with the approval of relevant tax authorities.

In addition, according to the EIT Law, enterprises that are incorporated outside the PRC but have their “de facto management body” located in China may be considered as PRC resident enterprises and may therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementation rules of the EIT Law define “de facto management body” as “establishment that carries out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” And the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, further provides certain specific criteria to determine whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management and the place where the enterprise performs its duties are in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval of organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and (iv) 50% or more of voting board members or senior executives habitually reside in the PRC. In the event that we are considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income.

We are organized under the laws of the Cayman Islands and not controlled by a PRC enterprise or PRC enterprise group, we therefore do not believe that we meet all of the conditions above. But if we are considered a PRC resident enterprise by the competent tax authority, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income.

Income Tax for Share Transfers

According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-Resident Enterprises, or Circular 698, promulgated by the SAT on December 10, 2009, which is replaced by the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or Circular 37, promulgated by the SAT on October 17, 2017, and the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, promulgated by the SAT on February 3, 2015, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (issued by a PRC resident enterprise) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer may be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, may be subject to PRC withholding tax at a rate of up to 10%. Under the terms of Circular 7, a transfer that meets all of the following circumstances will be deemed to have no reasonable commercial purposes: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties.

There is uncertainty as to the application of Circular 37 and Circular 7. Circular 37 and Circular 7 may be determined by the PRC tax authorities to be applicable to our prior private equity financing transactions that involved non-resident investors, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors in such transactions may be taxed under Circular 37 and Circular 7, and we may be required to expend valuable resources to comply with Circular 37 and Circular 7 or to establish that we should not be taxed under the general anti-avoidance rule of the EIT Law, which may have a material adverse effect on our financial condition and results of operations.

Value Added Tax

On January 1, 2012, the State Council launched a pilot value-added tax, or VAT, reform program, or the Pilot Program, applicable to businesses in selected industries, such as industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creativity services, logistics ancillary services and attestation and consulting services. Businesses subject to the Pilot Program are subject to VAT instead of business tax. On May 24, 2013, the Ministry of Finance and the SAT issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries. On August 1, 2013, the Pilot Program was implemented throughout China. On March 23, 2016, SAT and Ministry of Finance promulgated Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax, which became effective on May 1, 2016. According to the 2016 Circular, general taxpayers who are engaged in technical services, information technology services, cultural creativity services, logistics supporting services, leasing services, attestation consulting services and/or other modern service industries are subject to a VAT at the rate of 6%.

Dividends Withholding Tax

We are a Cayman Islands exempted limited liability company, used as a holding company and a substantial part of our income may come from dividends we receive from our PRC subsidiary by distributions to our Hong Kong subsidiaries. Pursuant to the EIT Law and its implementation rules, and Special Double Taxation Avoidance Agreement, dividends generated after January 1, 2008 and distributed to our Hong Kong subsidiaries by our PRC subsidiary are subject to withholding tax at a rate of 5%.

The PRC and the Hong Kong Special Administrative Region entered into the Arrangement for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or Special Double Taxation Avoidance Agreement, on August 21, 2006. This arrangement reduces the withholding tax rate in respect of the payment of dividends by a PRC enterprise to a Hong Kong enterprise, such as from our PRC subsidiaries to our Hong Kong subsidiaries, from the statutory rate of 10% to 5% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to benefit from the reduced withholding tax rate: (i) it must be is a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Non-Resident Tax Treatments Measures, which became effective in November 2015, require that non-resident taxpayers report and submit the relevant statements and materials specified in this measure and be administrated and supervised subsequently by the relevant tax authority in order for the reduced withholding tax rate to apply. There are also other conditions for the reduced withholding tax rate including that Hong Kong recipient must be the beneficial owner of the income.

As uncertainties remain regarding the interpretation and implementation of the EIT Law and its implementation rules, we cannot assure you that, if we are deemed a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would not be subject to any PRC withholding tax.

Regulations on Foreign Exchange

The Regulations of the People’s Republic of China on Foreign Exchange Control, promulgated by the State Council on August 5, 2008, are principal regulations on foreign currency exchange in the PRC. Under these regulations, the Renminbi is freely convertible for current account items after due process, including distribution of dividends, trade-related foreign exchange transactions and service-related foreign exchange transactions, whereas foreign exchange for capital account items, such as direct investments or loans, require prior approval of and registration with the SAFE.

Capital Settlement and Overseas Remittance of Foreign-Invested Enterprises

On May 13, 2013, the SAFE promulgated the Provisions on Foreign Exchange Administration Over Direct Investment Made by Foreign Investors in the PRC in order to promote and facilitate foreign investors to make direct investment in the PRC. Under these provisions, a foreign-invested enterprise may remit funds abroad for purchase and remit foreign exchange with relevant banks from capital reduction, liquidation, advance recovery of investment, profit distribution, etc. after due registration. On June 1, 2015, SAFE Circular 19 came into effect, which introduced a reform of the administration to the settlement of the foreign exchange capital for foreign-invested enterprises national wide based on the pilot experience in certain regions in the early days. On June 9, 2016, SAFE Circular 16 was promulgated, which included more detailed provisions on capital account settlement and overseas remittance for foreign-invested enterprises. This notice allows foreign-invested enterprises to settle their foreign exchange receipt on a discretionary basis and explicitly includes foreign debts and repatriated funds raised through overseas listing as foreign exchange receipts that can be settled discretionally in addition to foreign exchange capital, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, investment in security market, offering of entrustment loans or purchase of any investment properties. Although this makes a further relaxation of policies on the control over foreign exchange settlement of capital accounts, in practice, there are still several specific requirements that affect the abilities of the PRC enterprises to access the offshore financing capitals.

According to Interim Administrative Measures for the Record-filing of the Incorporation and Change of Foreign-invested Enterprises promulgated by the Ministry of Commerce, or the MOC, effective on October 8, 2016, foreign investors making capital contributions to their PRC subsidiaries shall make necessary filings in the Foreign Investment Comprehensive Management Information System, or FICMIS. Pursuant to the Interim Measures on the Management of Foreign Debts promulgated jointly by the SAFE, Ministry of Finance, the NDRC, effective on March 1, 2003, PRC foreign-invested companies may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in FICMIS.

On January 12, 2017, the People’s Bank of China promulgated the Circular on Management of Cross-border Financing. According to this circular, an enterprise shall file the cross-border financing contracts for the record with the Capital Project Information System of the SAFE after the execution date of the contracts but no later than three working days before the withdrawal date. In addition, according to the Circular on Promoting the Administrative Reform, promulgated by the NDRC on September 14, 2015, any medium or long term loan to be provided by foreign entities to domestic enterprises must be recorded and registered by the NDRC.

Outbound Investment and Financing and Roundtrip Investment

On July 4, 2014, the Circular on the Relevant Issues Concerning Foreign Exchange Control on Domestic Residents Outbound Investment and Financing and Roundtrip Investment though Special Purpose Vehicles promulgated by the SAFE came into effect. This circular prescribes operational procedures and registration requirements for roundtrip investment through special purpose companies and others. In particular, it states that a domestic resident shall apply to the relevant local branch of the SAFE for foreign exchange registration of overseas investment, prior to making contribution to a special purpose company with legitimate domestic or overseas assets or interests.

Equity Incentive Plans

On February 15, 2012, the Notice of SAFE on Relevant Issues Concerning the Foreign Exchange Administration for Domestic Individuals’ Participation in Equity Incentive Plans of Overseas-Listed Companies came into effect. This notice prescribes foreign exchange registration requirements for domestic individuals such as directors, supervisors, officials and other employees in relation to equity incentive plans of companies listed abroad, including employee stock ownership plans, employee stock option plans and other equity incentive programs permitted by applicable laws and regulations. Under the notice, individuals who participate in equity incentive plans of an overseas listed company shall, through the domestic companies they serve, collectively entrust a domestic agency to handle matters such as foreign exchange registration with the SAFE, account opening, and funds transfer and remittance, and also entrust an overseas institution to handle matters such as exercise of options, purchasing and sale of related equity and transfer of funds. An individual may use his/her own foreign currency funds in his/her personal foreign currency deposit account, RMB funds or other legitimate domestic funds to participate in an equity incentive plan.

Regulations on Dividend Distribution

The principal legislation with respect to payment or distribution of dividends by wholly foreign-owned enterprises include (i) the Company Law of the People’s Republic of China, most recently amended by the Standing Committee of the National People’s Congress as of March 1, 2014, and (ii) Wholly Foreign-Owned Enterprise Law of the People’s Republic of China, promulgated on April 12, 1986 and amended on October 31, 2000 by the Standing Committee of the National People’s Congress. Under these laws, wholly foreign-owned enterprises in the PRC may pay dividends only out of accumulated profits, after setting aside annually at least 10% of accumulated after-tax profits as reserve fund, if any, until such time as the accumulative amount of such fund reaches 50% of the enterprise’s registered capital. A wholly foreign-owned enterprise may allocate a portion of its after-tax profits to its employee welfare and bonus funds at its discretion. These reserve funds may not be distributed as cash dividends.

Regulations on Foreign Investment

According to the Catalogue for the Guidance of Foreign Investment Industries (Revised in 2017), or the 2017 Catalogue, there is no restriction on the foreign-invested advertising company as advertising industry falls within neither the catalogue of prohibitions nor the catalogue of restrictions. Moreover, the Regulations for the Administration of Foreign-Invested Advertising Enterprises, which prescribed certain restrictions on foreign investors were abolished on June 29, 2015.

According to the 2017 Catalogue, market survey falls into the catalogue of restrictions, which means foreign investors can engage in businesses in this industry only through a sino-foreign enterprise, while social survey falls into the catalogue of prohibitions.

In January 2015, the MOFCOM published a consultation draft of PRC Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered an FIE. And “actual control” broadly defined in the Draft of PRC Foreign Investment Law including the following summarized categories: (i) holding, directly or indirectly, not less than 50% of shares, equities, share of voting rights or other similar rights of the subject entity; (ii) holding, directly or indirectly, less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations.

Therefore, under the Draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors and be subject to restrictions on foreign investments. As a result, their operation in the industry listed on the “catalogue of restrictions” without market entry clearance or on the “catalogue of prohibitions” may be considered as illegal. If this is the case, the variable interest entities would be ordered to terminate the related business and might subject to penalties, including confiscations, fines, and even criminal charges.

In addition, the Draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from an investment information report required at each investment or each investment alteration, it is mandatory for entities established by foreign investors to submit an annual report, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

The Draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. And it is also uncertain when the draft would be passed into law and whether the final version would have any substantial changes from this draft.

C. Organizational Structure

The following chart illustrates our company’s organizational structure, including our principal subsidiaries and consolidated affiliated entities March 31, 2018:

(1)	The nominee shareholders of OptAim Network are Jie Jiao and Jian Tang, who hold 51% and 49% equity interests in OptAim Network, respectively. Jie Jiao is our chief financial officer, and Jian Tang is our co-founder, director, chief operating officer and chief technology officer.

We conduct substantially all our operations through the following consolidated subsidiaries:

•	iClick Interactive Asia Limited: primarily focusing on providing both mobile audience solutions and other solutions to Hong Kong and overseas clients

•	Tetris Media Limited and its subsidiary: primarily focusing on providing our other solutions to Hong Kong agency clients and its business are gradually being transferred to iClick Interactive Asia Limited

•	Performance Media Group Limited: primarily focusing on providing mobile audience solutions and other solutions to Hong Kong clients

•	China Search (Asia) Limited and its subsidiaries: promoting content distribution opportunities for the publisher under our sales agency arrangement

•	iClick Interactive (Singapore) Pte. Ltd: primarily focusing on providing both mobile audience solutions and other solutions to Singapore and other overseas clients

•	iClick Interactive (Beijing) Advertisement Co., Ltd.: primarily focusing on providing our other solutions to PRC clients

•	Anhui Zhiyunzhong Information Technology Co., Ltd.: primarily focusing on providing mobile audience solutions to PRC clients

•	OptAim (Beijing) Information Technology Co. Ltd.: primarily focusing on providing mobile audience solutions to PRC clients through our VIE and the VIE’s subsidiary

•	Beijing OptAim Network Technology Co., Ltd. which is our VIE, and its subsidiary: primarily focusing on providing mobile audience solutions to PRC clients

We are in the process of transferring the business operated by our VIE, OptAim Network, to our wholly owned subsidiaries. We expect that by the end of 2018, OptAim (Beijing) Information Technology Co., Ltd. and its subsidiary will replace Beijing OptAim Network Technology Co., Ltd. as contracting party for all our mobile audience solution business that are operated by OptAim.

Contractual Arrangements with OptAim Network

Foreign ownership in advertising companies used to be subject to certain restrictions under the PRC laws and regulations. For example, according to the Administrative Provisions on Foreign-Invested Advertising Enterprises, foreign investors were required to meet several conditions in order to invest in the PRC advertising business, such as a minimum number of years of advertising-related experience and an approval from the relevant PRC regulatory authority. OptAim is a Cayman Islands company and OptAim Beijing, its PRC subsidiary, is considered an FIE. To comply with the then-effective PRC laws and regulations, including the Administrative Provisions on Foreign-Invested Advertising Enterprises, OptAim Beijing entered into a set of contractual arrangements with OptAim Network and its shareholders. The laws and regulations that imposed restrictions on foreign ownership in advertising companies, including the Administrative Provisions on Foreign-Invested Advertising Enterprises were abolished in June 2015. We are in the process of transferring the business operated by our VIE, OptAim Network, to our wholly owned subsidiaries. We expect that by the end of 2018, OptAim Beijing and its subsidiary will replace OptAim Network as contracting party for all our mobile audience solution business that are operated by OptAim.

Under the Measures on the Administration of Foreign-related Surveys, or the Foreign-related Surveys Measures, promulgated by the National Bureau of Statistics of China on October 13, 2004, no individual or organization may conduct any foreign-related survey without a license for foreign-related survey granted by the National Bureau of Statistics in China or its local counterparts. Under the Catalogue for the Guidance of Foreign Investment Industries, promulgated by the Ministry of Commerce and National Development and Reform Commission on June 28, 2017, only a domestic enterprise or a sino-foreign enterprise which meets the several requirements stipulated in the Foreign-related Surveys Measures can apply for a license for the foreign-related survey. We do not believe our collection and use of multiple kinds of data from multiple sources in China to improve the cost-effectiveness of marketing campaigns for marketers in and outside China fall within the scope of “foreign-related survey” under the Foreign-related Survey Measures. However, there are uncertainties under the PRC laws whether such activities may be deemed as “foreign-related survey”, which would require a foreign-related survey license from the National Bureau of Statistics in China or its local counterparts. In light of these uncertainties and out of prudence, we, through our VIE, OptAim Network, applied for and were granted a foreign-related survey license on June 6, 2017. If the PRC regulatory authorities disagree with our interpretation of what would constitute foreign-related survey and enforcement practices on foreign-related survey licensing requirement or if we expand our business scope to engage in activities falling within the scope of foreign-related survey, we will need to continue to rely on OptAim Beijing’s contractual arrangements with OptAim Network and its shareholders to conduct certain of our operations in China, including to transfer such operations to our VIE to the extent they are deemed foreign-related survey. See “Item 3. Key Information—D. Risk Factors— Risk Related to Our Corporate Structure — We will need to continue to rely on the contractual arrangements that establish the structure for certain of our operations in China when and to the extent our operations are deemed as foreign-related survey.”

The contractual arrangements between OptAim Beijing, OptAim Network and the shareholders of OptAim Network allow us to:

•	exercise effective control over OptAim Network and Zhiyunzhong;

•	receive substantially all of the economic benefits of OptAim Network and Zhiyunzhong; and

•	have an exclusive option to purchase all or part of the equity interests and assets in OptAim Network.

As a result of these contractual arrangements, we have effective control over, and are the primary beneficiary of, OptAim Network and therefore treat OptAim Network and its subsidiary as our consolidated affiliated entities under U.S. GAAP and have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among OptAim Beijing, our wholly owned subsidiary, OptAim Network, our consolidated VIE, the shareholders of OptAim Network and Zhiyunzhong.

Agreements that Provide us with Effective Control over OptAim Network

Second Amended and Restated Equity Pledge Agreement

OptAim Beijing, OptAim Network and the shareholders of OptAim Network entered into a second amended and restated equity pledge agreement on May 26, 2017. Pursuant to the second amended and restated equity pledge agreement, each shareholder of OptAim Network has pledged all of his or her equity interest in OptAim Network to OptAim Beijing to guarantee the performance by such shareholder and OptAim Network of their respective obligations under the exclusive business cooperation agreement, powers of attorney and the second amended and restated exclusive call option agreement as well as their respective liabilities arising from any breach. If OptAim Network or any of its shareholders breaches any obligations under these agreements, OptAim Beijing, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of OptAim Network agrees that before his or her obligations under the contractual arrangements are discharged, he or she will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, or take any action which may result in any change of the pledged equity that may have material adverse effects on the pledgee’s rights under this agreement without the prior written consent of OptAim Beijing. The second amended and restated equity pledge agreement will remain effective until OptAim Network and its shareholders discharge all their obligations under the contractual arrangements and pay out all consulting and services fees under the exclusive business cooperation agreement. We have completed the registration of the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with PRC Property Rights Law on June 21, 2017.

Powers of Attorney

Through powers of attorney dated May 26, 2017, each shareholder of OptAim Network irrevocably authorizes OptAim Beijing or any person(s) designated by OptAim Beijing to act as his or her attorney-in-fact to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in OptAim Network, such as the right to appoint directors, supervisors and officers, as well as the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. The powers of attorney will remain in force unless OptAim Beijing gives out any instruction in writing otherwise. Once the powers of attorney are terminated in whole or in part, each shareholder shall revoke his/her power of attorney to OptAim Beijing and immediately sign another power of attorney with the person(s) designated by OptAim Beijing.

Spousal Consent

The spouse of Jian Tang signed a spousal consent letter on May 26, 2017. Jian Tang holds 49% equity interest in OptAim Network. Under the spousal consent letter, the signing spouse unconditionally and irrevocably agreed that she was aware of the disposal of OptAim Network shares held by Jian Tang in the following second amended and restated exclusive call option agreement, the abovementioned power of attorney, and the second amended and restated equity pledge agreement. The signing spouse confirmed not having any interest in the OptAim Network shares and committed not to impose any adverse assertions upon those shares. The signing spouse further confirmed that her consent and approval are not needed for any amendment or termination of the abovementioned agreements and committed that she shall take all necessary measures needed for the performance of those agreements.

Agreement that Allows Us to Receive Economic Benefits from OptAim Network and Zhiyunzhong

Exclusive Business Cooperation Agreement

OptAim Beijing, OptAim Network and Zhiyunzhong entered into an exclusive business cooperation agreement on January 16, 2015. Pursuant to this agreement, OptAim Beijing or its designated party has the exclusive right to provide OptAim Network and Zhiyunzhong with technical support, consulting services and other services. Without OptAim Beijing’s prior written consent, OptAim Network and Zhiyunzhong shall not accept any technical support and services covered by this agreement from any third party. OptAim Network and Zhiyunzhong agree to pay service fees in an amount equal to 100% of their respective net income for the relevant period on a monthly basis. OptAim Beijing owns the intellectual property rights arising out of the provisions of services under this agreement. OptAim Network and Zhiyunzhong shall grant an irrevocable call option to OptAim Beijing to purchase all or any of their assets or business with the lowest price allowed by PRC law. Unless OptAim Beijing terminates this agreement, this agreement will remain effective until any party thereto is dissolved in accordance with PRC law.

Agreement that Provides Us with the Option to Purchase the Equity Interest in OptAim Network

Second Amended and Restated Exclusive Call Option Agreement

OptAim Beijing, OptAim Network and the shareholders of OptAim Network entered into a second amended and restated exclusive call option agreement on May 26, 2017. Pursuant to the second amended and restated exclusive call option agreement, the shareholders of OptAim Network have irrevocably granted OptAim Beijing or any third party designated by OptAim Beijing a second amended and restated exclusive call option to purchase all or part of their respective equity interests in OptAim Network. Until there is any evaluation request by PRC law, the purchase price is equal to RMB100 or the lowest price allowed by PRC law. Unless otherwise agreed, the shareholders of OptAim Network will immediately gift OptAim Beijing or any third party designated by OptAim Beijing with the purchase price after OptAim Beijing or any third party designated by OptAim Beijing exercises the option. OptAim Beijing may transfer all or part of its option under this agreement to a third party under the approval of the shareholders of OptAim Beijing. Without OptAim Beijing’s prior written consent, the shareholders of OptAim Network shall not, among other things, amend its articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on its assets, business or revenue outside the ordinary course of business, enter into any material contract, merge with any other persons or make any investments, distribute dividends, or enter into any transactions which have material adverse effects on its business. The shareholders of OptAim Network also jointly and severally undertake that they will not sale, transfer, pledge, or otherwise dispose of their equity interests in OptAim Network to any third party or create or allow any encumbrance on their equity interests. This agreement will remain effective until OptAim Beijing or any third party designated by OptAim Beijing has acquired all equity interest of OptAim Network from its shareholders.

In the opinion of Jingtian & Gongcheng, our PRC legal counsel:

•	the ownership structures of OptAim Beijing and OptAim Network will not result in any violation of applicable PRC laws or regulations currently in effect; and

•	the contractual arrangements among OptAim Beijing, OptAim Network, the shareholders of OptAim Network and Zhiyunzhong governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If the PRC government finds that the agreements that establish the structure for the operation of OptAim Network do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We will need to continue to rely on the contractual arrangements that establish the structure for certain of our operations in China when and to the extent our operations are deemed as foreign-related survey,” and “— Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate government and business operations.”

D. Property, Plant and Equipment

Our headquarters and principal executive office are located in Hong Kong, in an approximately 1,500 square-meter facility, under certain lease agreements expiring on December 31, 2018. As of December 31, 2017, we leased approximately 2,900 square-meter office space in China located in Beijing, Shanghai, Shenzhen and Guangzhou, which primarily carry out the functions of technology and data engineering, sales and business development and operation support. Outside of China and Hong Kong, we also have subsidiaries or sales offices in Singapore, Taiwan and London.

We lease all of our facilities and do not own any real property. Our leases will expire from 2017 to 2019. We believe that our current facilities are suitable and adequate to meet our current needs. If we require additional space, we expect to be able to obtain additional facilities on commercially reasonable terms.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

Key Factors Affecting Our Results of Operations

We believe the key factors affecting our financial condition and results of operations include the following:

•	Our ability to expand mobile app channels;

•	Our revenue models;

•	Our ability to optimize client base and increase client spending;

•	Our ability to enlarge audience data set, strengthen data analytics capabilities and innovate technologies; and

•	Seasonality.

Our Ability to Expand Mobile App Channels

Our future growth depends on our ability to expand our content distribution channels, in particular mobile app channels, to capture a larger share of the marketing spend in China. We have been prioritizing the execution of our mobile strategy since 2014 to capture a larger share of marketing spend on mobile apps, including through our acquisition of OptAim on July 24, 2015, which have significantly strengthened our mobile capabilities.

While marketing via non-mobile channels has been established for several years, marketing via mobile channels, in particular via mobile apps, which has a more dynamic competitive landscape, is a relatively new phenomena in China driven by recent innovations in mobile technologies and the growing popularity and prevalence of mobile devices and mobile apps. We have experienced and expect to continue to face significant competition for our mobile audience solutions, which have resulted in a downward pricing pressure on our mobile audience solutions. In addition, in light of the rising demand for marketing via mobile apps, mobile app publishers, especially popular mobile app publishers tend to command stronger bargaining power compared to their non-mobile app publisher counterparts, which has increased media costs for our mobile audience solutions. Furthermore, consistent with the general industry trends for online marketing on mobile channels and on non-mobile channels, an increasing percentage of marketing campaigns involving our mobile audience solutions were conducted on a specified action (i.e., gross) basis while an increasing percentage of marketing campaigns involving our other solutions were conducted on a cost-plus (i.e., net) basis in 2017 compared to 2016. See “— Key Operating and Financial Metrics — Net Revenues” and “— Key Factors Affecting Our Results — Our revenue models”. Therefore, gross profit margins for our mobile audience solutions were significantly lower than those for our other solutions for the same periods historically, and we expect the trend to continue. As a result, an increase in the percentage of revenue from our mobile audience solutions may have a positive impact on our gross billing and net revenues but a negative impact on our gross profit margin.

Furthermore, as we continue to focus on the growth of our mobile audience solutions, we may, from time to time, prioritize on engaging with marketing agency clients, which may generate larger marketing spend per client compared to direct marketer clients. On the other hand, net revenues as a percentage of gross billing and gross profit margin tend to be lower for marketing agency clients, compared to direct marketer clients. Marketing agency clients represented 21.3%, 21.8% and 27.7% of our clients in 2015, 2016 and 2017, respectively.

We do not currently own or control any of our content distribution channels. To further expand our content distribution network, we need to develop new and enhance our existing relationships with content distribution channel partners, which depends, in part, on our ability to continually generate sufficient marketing spend from our clients on these channels, especially mobile app channels. We also intend to strengthen our relationships with content distribution channel partners through technology collaboration to facilitate innovative and effective user engagement.

Our Revenue Models

We derive revenue from three sources and report them on either the net or gross basis. (i) Revenue from incentives earned from the website publisher for which we act as sales agent for its content distribution opportunities, or the sales agency arrangement; and (ii) revenue from performing cost-plus marketing campaigns are reported on the net basis; and (iii) revenue from performing specified actions marketing campaigns (i.e., a CPM, CPC, CPA, CPS, CPL or ROI basis) is reported on the gross basis. Please see “— Key Operating and Financial Metrics — Net Revenues” above for more details.

The gross profit margins for our sales agency arrangement and cost-plus marketing campaigns are higher than that for our specified action marketing campaigns as cost of revenues for our sales agency arrangement and cost-plus marketing campaigns does not include media cost. As a result, an increase in the percentage of gross billing recognized as net revenues from performing specified actions marketing campaigns will have a positive impact on our net revenues and a negative impact on gross profit margin. On the other hand, an increase in the percentage of gross billing recognized as net revenues from our sales agency arrangement and from performing cost-plus marketing campaigns will have a negative impact on our net revenues and a positive impact on gross profit margin. Our mobile audience solutions, on one hand and other solutions, on the other hand, each represent a mixture of revenue recognized on gross basis and on net basis and the proportion of each fluctuates from period to period. Therefore our net revenues, net revenues as a percentage of gross billing, gross profit margin and the comparability of our financial results in one period to another may be affected by the relative percentage of gross billing recognized as net revenues on the gross basis and net basis. The relative percentage of gross billing recognized as net revenues on the gross basis and net basis is in turn, affected by a variety of factors, in particular, the terms of the arrangements with our clients, including whether to conduct their marketing campaigns on a specified-action (i.e., gross) or cost-plus (i.e., net) basis in a particular period, which in turn depends on clients’ needs and goals.

Our Ability to Optimize Client Base and Increase Client Spending

Our growth and profitability are dependent upon our ability to optimize client base and increase client’s marketing spend on our platform. We started a comprehensive review of our client base for other solutions in 2016 to focus on profitability and liquidity. For example, we terminated relationship with certain clients for our other solutions, which had relatively long account receivable cycles and yielded relatively low operating profit margins in 2016 and the first half of 2017. We have also been focused, and expect to continue our focus, on sales to direct marketer clients, which tend to command higher gross profit margin compared to agency clients, although as we continue to focus on the growth of our mobile audience solutions, we may, from time to time, prioritize on engaging with marketing agency clients, which may generate larger marketing spend per client compared to direct marketer clients. Furthermore, our growth and profitability also depend on our ability to attract more clients to our self-service model, and to further diversify our client base to capture the growth in additional industry verticals and geographic markets.

Our ability to increase clients’ marketing spend on our platform depends on whether our solutions can effectively address clients’ evolving and diverse needs in a cost-efficient manner. To that end, we plan to develop and offer more tailored, innovative and user-friendly solutions and services and enhance our sales, marketing and account servicing efforts.

Our Ability to Enlarge Audience Data Set, Strengthen Data Analytics Capabilities and Innovate Technologies

Our performance is significantly dependent on our ability to enlarge audience data set, strengthen data analytics capabilities and innovate technologies. This helps clients achieve more precise audience targeting and enables us to retain clients and increase their marketing spend. It also helps drive up our gross profit margin under our gross revenue model as we make better decisions about which content distribution opportunities to bid for and at which price, and better predict user interaction with a marketing message to achieve our clients’ minimum key performance indicator, or KPI requirements without having to purchase additional content distribution opportunities and incur additional media cost. Such KPIs generally include target audience reach (i.e., the percentage of target audience we successfully engage through our platform), click-through rate (i.e., the ratio of users who click on a specific link to the number of total users who view a marketing message) and landing rate (i.e., the ratio of users who arrive at the clients’ websites to the number of total users who view a marketing message). Furthermore, our ability to enlarge audience data set, strengthen data analytics capabilities and innovate technologies enables us to extend our data application across more aspects in online marketing and beyond to capitalize on more growth opportunities.

We plan to continue collaborating with clients and other third parties to increase the dimensions and varieties of our data assets and develop new strategic relationships to exploit new data sources and enlarge audience data set. We also plan to continue investing in our data science technologies and upgrading our technology infrastructure.

Seasonality

We have experienced seasonal fluctuations in revenue. The fourth quarter of each calendar year generally contributes the largest portion of our annual gross billing as marketers tend to allocate a significant portion of their online marketing budgets to that quarter, which coincides with Chinese consumers’ increased purchases around the holidays and shopping events in that quarter, such as Single’s Day on November 11 of each year. The first quarter of each calendar year generally contributes the smallest portion of our annual gross billing, primarily due to a lower level of allocation of online marketing budgets by marketers at the beginning of the calendar year in which the Chinese New Year holidays fall, during which time businesses in China are generally closed. We expect our gross billing to continue fluctuating based on seasonal factors that affect the online marketing industry as a whole.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on the judgment of our management.

Consolidation of Variable Interest Entities

Foreign ownership in advertising companies used to be subject to certain restrictions under PRC laws and regulations. To comply with the then-effective PRC laws and regulations, OptAim Beijing entered into a set of contractual arrangements with OptAim Network and its shareholders. The contractual arrangements between OptAim Beijing, OptAim Network and the shareholders of OptAim Network allow us to:

•	exercise effective control over OptAim Network and Zhiyunzhong;

•	receive substantially all of the economic benefits of OptAim Network and Zhiyunzhong; and

•	have an exclusive option to purchase all or part of the equity interests and assets in OptAim Network when and to the extent permitted by PRC law.

Our consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE and the VIE’s subsidiary for which we are the primary beneficiary. All transactions and balances among we, our subsidiaries, our VIE and the VIE’s subsidiary have been eliminated upon consolidation.

A subsidiary is an entity in which we, directly or indirectly, control more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which we, or our subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. In determining whether we or our subsidiaries are the primary beneficiary, we considered whether it has the power to direct activities that are significant to the VIE’s economic performance, and also our obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. OptAim Beijing, and ultimately we, hold all the variable interests of the VIE and its subsidiary, and has been determined to be the primary beneficiary of the VIE.

In accordance with the contractual agreements among the OptAim Beijing, OptAim Network and the shareholders of OptAim Network, we have power to direct activities of the VIE, and can have assets transferred out of the VIE. Therefore, we consider that there is no asset in the VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves of the VIE and the VIE’s subsidiary amounting to US$2.1 million and US$2.1 million, respectively, as of December 31, 2015 and 2016. As the VIE was incorporated as limited liability company under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the VIE. Currently there is no contractual arrangement that could require us to provide additional financial support to the VIE.

As we are conducting our PRC online advertising services business through OptAim Network, we will, if needed, provide such support on a discretion basis in the future, which could expose us to a loss.

We believe that the contractual arrangements among OptAim Beijing, OptAim Network and the shareholders of OptAim Network are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and if the shareholders of VIE were to reduce their interest in us, their interests may diverge from ours and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

Our ability to control the VIE also depends on the power of attorney and OptAim Beijing has to vote on all matters requiring shareholder approval in the VIE. As noted above, we believe this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

Fair Value Determination Related to the Accounting for Business Combinations

We completed business combinations during 2015 which require us to perform purchase price allocations. In order to recognize the fair value of assets acquired and liabilities assumed, mainly consisting of intangible assets and goodwill, we use valuation techniques such as discounted cash flow analysis under the income approach. Major factors considered include historical financial results and assumptions including future growth rates, terminal rate and an estimate of weighted average cost of capital. Most of the valuations of our acquired businesses have been performed by independent valuation specialists under our management’s supervision. We believe that the estimated fair value assigned to the assets acquired and liabilities assumed are based on reasonable assumptions and estimates that market participants would use. However, such assumptions are inherently uncertain and actual results could differ from those estimates.

Impairment of Goodwill

Impairment of goodwill assessment is performed on at least an annual basis on December 31 or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. According to ASC 350-20-35, an entity may assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. We, however, select to proceed directly to perform a two-step goodwill impairment test. The first step compares the fair values of a reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in adjusting the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The judgment in estimating the fair value of a reporting unit includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the fair value of a reporting unit. No goodwill impairment losses were recognized for the years ended December 31, 2015, 2016 and 2017.

Revenue Recognition

Our services are the provisions of online marketing services. We derive revenue from these services based on the specific terms of the contracts which are (i) agreed incentive to be earned for being a sales agent of a publisher, (ii) cost-plus, or (iii) specified actions (i.e. CPM, CPC, CPA, CPS, CPL or ROI). Our revenue is presented either on a gross or net basis which is further discussed below.

We recognize revenue when four basic criteria are met: (1) persuasive evidence of an arrangement with the customer exists reflecting the terms and conditions under which the services will be provided; (2) services have been provided or delivery has occurred; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Collectability is assessed based on a number of factors, including the creditworthiness of a customer, the size and nature of a customer’s business and transaction history. Amounts collected in excess of revenue recognized are included as deferred revenue. Revenues are recorded net of value-added taxes and surcharges.

Sales agent

In the arrangement with a particular publisher, we act as a sales agent for this publisher by having marketing clients market with this publisher. In return, we earn incentives from this publisher based on contractually stipulated amounts once certain spending thresholds are achieved. We consider this particular publisher as our customer and record such incentives as net revenues. Incentives from this publisher are calculated on both a quarterly and an annual basis in accordance with the terms as listed in the arrangement.

Cost-Plus

For cost-plus advertisement campaigns, sales are valued at the fair value of the amount received. Discounts granted to clients under cost-plus marketing campaigns, along with free or extended marketing campaigns, are recorded as a deduction from revenue. In the normal course of business, we act as an intermediary in executing transactions with third parties, specifically, we are not the principal in executing these transactions as we are acting on behalf of the website publishers.

The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether we are acting as the principal or an agent in our transactions. In determining whether we act as the principal or an agent, we follow the accounting guidance for principal-agent considerations. The determination of whether we are acting as a principal or an agent in a transaction involves judgment and is based on an evaluation of the terms of each arrangement. While none of the factors individually are considered presumptive or determinative, because we are facilitating the customers and the publishers to purchase and to sell advertising inventory and the pricing is generally restricted by the costs incurred through purchasing the advertising inventory, we conclude that we are not the principal in these arrangements and therefore report revenue earned and costs incurred related to these transaction on a net basis.

Specified Actions

We also generate revenue from performing specified actions (i.e. a CPM, CPC, CPA, CPS, CPL or ROI basis). Revenue is recognized on a CPM or CPC basis as impressions or clicks are delivered while revenue on a CPA, CPS, CPL or ROI basis is recognized once agreed actions are performed. While none of the factors individually are considered presumptive or determinative, because we are the primary obligor and are responsible for (1) identifying and contracting with third-party customers; (2) identifying website publishers to provide website spaces where the Group views the website publishers as suppliers; (3) establishing the selling prices of each of the CPM, CPC, CPA, CPS, CPL or ROI pricing model; (4) performing all billing and collection activities, including retaining credit risk; and (5) bearing sole responsibility for fulfillment of the advertising, the Group acts as the principal of these arrangements and therefore reports revenue earned and costs incurred related to these transactions on a gross basis.

Rebates

Throughout the various services delivered to our clients under the cost-plus and specified action arrangements, we earn rebates from our publishers and grant rebates to clients. The rebates we grant to clients under cost-plus/specified actions arrangement are recorded as deduction from revenue and are recorded based on the amount our customers would ultimately need to spend to earn the corresponding level of rebates. We are also able to reasonably estimate the spending our customers can ultimately achieve based on the historical spending patterns of our customers with similar arrangements. The rebates we receive from our publishers under the cost-plus and specified action arrangements are recorded as reduction of cost of revenue under the specified actions arrangement while under the cost-plus arrangement, they are recorded as revenue. These rebates are recognized when a particular milestone is achieved (i.e. applying the relevant rebates based on the level of spending threshold actually achieved) and spending has actually occurred. Furthermore, no rebates has been received from the publisher under the sales agent arrangement.

Under the sales agent arrangement, we grant rebates to our clients under this arrangement. The majority of the clients under our sales agent arrangement are not our customers under either the cost-plus arrangement or specified action arrangement. We record rebates granted to clients under the sales agent arrangement as cost of revenues as (i) we consider these rebates are for an identifiable benefit that is separable from the clients’ purchase of our services and (ii) we are able to reasonably estimate the fair value of the benefit received from granting these rebates.

Valuation of Ordinary Shares, Preferred Shares and Share Options

Fair Value of Preferred Shares

Prior to our initial public offering in December 2017, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value at various dates. In determining fair value of our preferred shares, we, with the assistance of independent appraisers, adopted a two-step method as follows:

Step 1: to derive the fair value of total equity by adopting the discounted cash flow (“DCF”) Method;

Step 2: based on the total equity value derived in step 1, to derive the fair value of each class of shares by adopting equity allocation method.

Significant Factors, Assumptions, and Methodologies Used in Determining Fair Value of Total Equity

We, with the assistance of an independent appraiser, mainly performed retrospective valuations instead of contemporaneous valuations because, at the time of valuation, our financial resources and limited human resources were principally focused on business development efforts. This approach is consistent with the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. We, with the assistance of an independent appraiser, evaluated the use of three generally accepted valuation approaches: market, cost and income approaches to estimate our enterprise value. We and our appraisers considered the market and cost approaches as inappropriate for valuing our total equity because no exactly comparable market transaction could be found for the market valuation approach, and the cost approach does not directly incorporate information about the economic benefits contributed by our business operations. Consequently, we and our appraisers relied solely on the income approach in determining the fair value of our total equity and we adopted market approach in verifying the fair value. This method eliminates the discrepancy in the time value of money by using a discount rate to reflect all business risks including intrinsic and extrinsic uncertainties in relation to our company.

The income approach involves applying discounted cash flow analysis based on our projected cash flows using management’s best estimate as of the valuation dates. Estimating future cash flow requires us to analyze projected revenue growth, gross profit margins, operating expense levels, effective tax rates, capital expenditures, working capital requirements, and discount rates. Our projected revenues were based on expected annual growth rates derived from a combination of our historical experience and the general trend in our industry. The revenue and cost assumptions we used are consistent with our long-term business plan and market conditions in our industry. We also have to make complex and subjective judgments regarding our unique business risks, our limited operating history, and future prospects at the time of valuation.

The table below sets forth the fair value of total equity as of January 1, 2015, August 1, 2015, December 31, 2015, December 28, 2016, March 31, 2017, June 30, 2017 and September 30, 2017 respectively:

US$ in millions
January 1, 2015	325
August 1, 2015	485
December 31, 2015	478
December 28, 2016	441
March 31, 2017	514
June 30, 2017	566
September 30, 2017	521

The other major assumptions used in calculating the fair value of total equity include:

Weighted average cost of capital, or WACC. Our cash flows were discounted to present value using discount rates that reflect the risks the management perceived as being associated with achieving the forecasts and are based on the estimate of our weighted average cost of capital, or WACC, on the issuance date. The WACCs were determined considering the risk-free rate, industry-average correlated relative volatility coefficient, or beta, equity risk premium, country risk premium, size of our company, scale of our business and our ability in achieving forecast projections. We used WACCs of 15.6%, 16.1%, 16.2%, 18.3%, 18.0%, 17.8% and 18.2% for January 1, 2015, August 1, 2015, December 31, 2015, December 28, 2016, March 31, 2017, June 30, 2017 and September 30, 2017, respectively.

Comparable companies. In deriving the WACCs, which are used as the discount rates under the income approach, four publicly traded companies in the U.S. were selected for reference as our guideline companies.

Discount for lack of marketability, or DLOM. At the time of each issuance, we were a closely-held company and there was no public market for our equity securities. To determine the discount for lack of marketability, we and the independent appraisers used the Black-Scholes put option model. A put option was used because it incorporates certain company-specific factors, including timing of the expected initial public offering and the volatility of the share price of the guideline companies. Based on the analysis, we used DLOM of 12.4%, 9.4%, 20.7%, 19.2%, 9.6%, 5.7% and 3.9% for January 1, 2015, August 1, 2015, December 31, 2015, December 28, 2016, March 31, 2017, June 30, 2017 and September 30, 2017, respectively.

Significant Factors Contributing to the Difference in Fair Value Determined of Total Equity

The determined fair value of total equity increased from US$324.6 million as of January 1, 2015 to US$485.4 million as of August 1, 2015, decrease to US$478.0 million as of December 31, 2015 and further to US$440.8 million as of December 31, 2016, and increase to US$513.5 million as of March 31, 2017 and further to US$566.2 million as of June 30, 2017, and decrease to US$520.8 million as of September 30, 2017. We believe the change in the fair value of our total equity was primarily attributable to the following factors:

The increase of equity value from January 2015 to August 2015 was mainly attributable to the acquisition of OptAim. Our equity values have remained fairly stable from August 2015 to December 2016 and certain fluctuation is attributable to the changes in discount rate as a result of the change in market data adopted in the CAPM model for derivation of WACC (i.e. increase in risk-free rates and unlevered beta of comparable companies has been observed by end of 2015 and 2016). The increase of equity value from December 2016 to June 2017 was attributed to the decrease in lack of marketability discount as a result of the closer timing of the expected initial public offering. The decrease from June 2017 was as a result of the increase in WACC and update on financial projections as of September 30, 2017 to align with our actual performance up to the Valuation Date.

Significant Factors, Assumptions, and Methodologies Used in Determining Fair Value of Preferred Shares

Based on the total equity value as determined by step 1, we, with the assistance of independent appraisers, adopted the Equity Allocation Model, which was referenced to the “Practice Aid Valuation of Privately Held Company Equity Securities Issued as Compensation” issued by the AICPA in 2013, to allocate the equity value of the Company to different class of shares.

We have six classes of shares ordinary shares, series A preferred shares, series B preferred shares, series C preferred shares, series D preferred shares and series E preferred shares. Under such capital structure, different classes of shareholders have economic or control rights disproportionate to their ownership percentage. As such, the fair value of total equity value is allocated to different classes of shareholders regarding to the economic and control rights associated.

As mentioned in the Amended and Restated Memorandum of Association, total equity value will be allocated to different classes of shareholders under three different scenarios, namely liquidation scenario, redemption scenario and conversion scenario (i.e. the IPO scenario).

Under the liquidation scenario and redemption scenario, we applied the Black-Scholes put option model to allocate the total equity value to these four classes of shares while total equity value is allocated on as-if-fully converted basis under the conversion scenario.

The key assumptions used in the equity allocation model with contingent claim to allocate the total equity value under the liquidation scenario and redemption scenario include:

•	Current equity value. Current equity value is determined as the total equity value derived by step 1;

•	Life to expiration. Life to expiration is determined based on the remaining contractual life of each class of preferred shares;

•	Riskfree interest rate. Risk free interest rate is determined based on the yield of U.S. Treasury Strips with a maturity life equal to the expected life to expiration; and

•	Volatility. volatility is determined based on our comparable companies.

After deriving the values of preferred and ordinary shares under each of the liquidation scenario, redemption scenario and conversion scenario, we then assigned the probabilities of each scenario to arrive at the probability weighted value of each class of shares. The table below sets forth the probability of the three scenarios used in calculating the fair value of the preferred shares as of January 1, 2015, August 1, 2015, December 31, 2015, December 28, 2016, March 31, 2017, June 30, 2017 and September 30, 2017, respectively:

	Liquidation Scenario	Redemption Scenario	Conversion Scenario
January 1, 2015	12.5%	12.5%	75.0%
August 1, 2015	10.0%	10.0%	80.0%
December 31, 2015	10.0%	10.0%	80.0%
December 28, 2016	5.0%	5.0%	90.0%
March 31, 2017	5.0%	5.0%	90.0%
June 30, 2017	5.0%	5.0%	90.0%
September 30, 2017	5.0%	5.0%	90.0%

The table below sets forth the fair value of ordinary shares and preferred shares as of January 1, 2015, August 1, 2015, December 31, 2015, December 28, 2016, March 31, 2017, June 30, 2017 and September 30, 2017, respectively.

	Preferred Shares					Ordinary Shares
	Series - A	Series - B	Series - C	Series - D	Series - E
	(US$ in millions)
January 1, 2015	35	39	23	48	—	183
August 1, 2015	48	51	31	58	—	296
December 31, 2015	49	38	32	59	—	305
December 28, 2016	44	34	29	49	21	293
March 31, 2017	49	37	32	54	23	327
June 30, 2017	54	41	35	58	25	361
September 30, 2017	49	38	32	54	23	333

Share-Based Compensation

We grant share options to eligible employees and account for these share-based awards in accordance with ASC 718 Compensation Stock Compensation.

Share-based awards are measured at the grant date fair value of the awards and recognized as expenses using graded vesting method, net of estimated forfeitures, over the requisite service period, which is the vesting period. Compensation cost is accrued if it is probable that a performance condition will be achieved. We estimate the forfeiture rate based on historical forfeitures of equity awards and adjust the rate to reflect changes in facts and circumstances, if any. We revise our estimated forfeiture rate if actual forfeitures differ from our initial estimates. Grant date fair values of the awards are calculated using the binomial option pricing model with the assistance from an independent appraiser. The binomial option pricing model is used to measure the value of the awards. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected volatility, risk-free interest rates, exercise multiple, expected dividend yield and expected term. The table below sets forth the key assumptions used in the binomial option model:

The binomial option pricing model is used to determine the fair value of the share options granted to employees and non-employees. The fair values of share options granted during the years ended December 31, 2015, 2016 and 2017 were estimated using the following assumptions:

Grant Date	Risk-free interest rate(1)	Dividend yield(2)	Volatility rate(3)	Expected term (in years)(4)
January 1, 2015	0.09%	0%	47.34%	NA
January 1, 2015	2.37%	0%	53.47%	NA
February 1, 2015	1.88%	0%	54.55%	NA
September 30, 2015	2.57%	0%	52.87%	NA
July 6, 2015	2.53%	0%	52.60%	NA
July 6, 2015	2.58%	0%	52.64%	NA
August 1, 2015	2.34%	0%	52.78%	NA
December 31, 2015	2.52%	0%	55.54%	NA
April 1, 2016	2.00%	0%	49.37%	NA
July 1, 2016	1.62%	0%	50.52%	NA
January 1, 2017	2.67%	0%	50.75%	NA
April 1, 2017	2.59%	0%	50.79%	NA
July 1, 2017	2.35%	0%	47.59%	NA

(1)	The risk-free interest rate of periods within the contractual life of the share option is based on the yield of U.S. Treasury Strips sourced from Bloomberg as of the valuation dates.
(2)	The Company has no history or expectation of paying dividends on its ordinary shares.
(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(4)	The expected term is developed by assuming the share options will be exercised towards the end of maturity dates.

The Effect of Our Acquisition of OptAim

Since our acquisition of OptAim on July 24, 2015, OptAim has been our wholly owned subsidiary and has been consolidated into our results of operations. Please refer to note 4(b) of our consolidated financial statements as of and for the years ended December 31, 2015 and 2016 included elsewhere in this annual report. OptAim contributed US$41.1 million to our gross billing and US$11.7 million to our net revenues from July 24, 2015, when we acquired OptAim, to December 31, 2015, contributed US$105.7 million to our gross billing and US$51.1 million to our net revenues in 2016 and contributed US$169.1 million to our gross billing and US$98.7 million to our net revenues in 2017. Intangible assets identified in connection with our acquisition of OptAim are amortized. Amortization expenses of US$1.8 million, US$4.0 million and US$4.0 million were recognized under our cost of revenues in 2015, 2016 and 2017, respectively. In addition, as of December 31, 2017, we had US$48.5 million of goodwill, which represented approximately 25.7% of our total assets, primarily related to our acquisition of OptAim. Goodwill is recorded at fair value and is not amortized, but is reviewed for impairment at least annually or more frequently if impairment indicators arise. Impairment charges could substantially affect our results of operations in the periods of such charges. In addition, impairment charges would negatively impact our financial ratios and could limit our ability to obtain financing in the future.

As we integrate OptAim’s operations, we have realized synergies and economies of scale. Our operating expenses as a percentage of net revenues decreased from 80.1% in 2015 to 66.7% in 2016 as we benefited from the complementary sales and marketing capabilities and research and development capabilities of OptAim and further to 35.7% in 2017 in part due to our streamlining of sales and marketing and general and administrative functions as we further integrated OptAim’s operations, which had been completed by the end of June 30, 2017.

Gross Billing

We regularly review a number of financial and operating metrics, including those set forth below, to help us evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of sales and marketing, and assess our operational efficiencies.

	Year Ended December 31,
	2015		2016		2017
	(US$ in thousands)	(% of gross billing(1))	(US$ in thousands)	(% of gross billing(1))	(US$ in thousands)	(% of gross billing(1))
Operating metrics:
Gross billing	178,239	100	236,253	100	248,279	100
Gross billing from mobile audience solutions	41,323	23.2	112,403	47.6	172,194	69.4
Gross billing from other solutions	136,916	76.8	123,850	52.4	76,085	30.6

(1)	With respect to net revenues from mobile audience solutions and net revenues from other solutions, % of gross billing refers to the % of gross billing for mobile audience solutions or % of gross billing for other solutions, as the case may be.

Gross billing is an important operating measure by which we evaluate and manage our business. We define gross billing as the aggregate dollar amount that our clients pay us, after deducting rebates paid and discounts given to clients.

We use gross billing to assess our business growth, market share and scale of operations, and our ability to generate gross billing is strongly correlated to our ability to generate net revenues. As we have defined gross billing for internal uses, it may not be comparable to similarly titled measures used by other companies in the industry which present the impact of media costs differently.

Gross billing derived from our sales agency arrangement was US$32.9 million, US$42.8 million and US$37.8 million in 2015, 2016 and 2017, respectively, none of which was recognized as net revenues for the respective periods.

Gross billing derived from our cost-plus marketing campaigns was US$106.6 million, US$121.4 million and US$104.3 million in 2015, 2016 and 2017, respectively, out of which US$19.5 million, US$15.4 million and US$10.8 million was recognized as net revenues for the respective periods.

Gross billing derived from our specified action marketing campaigns was US$38.7 million, US$72.1 million and US$106.2 million in 2015, 2016 and 2017, respectively, all of which was recognized as net revenues for the respective periods.

Gross billing from our mobile audience solutions increased, both in absolute amount and as a percentage of total gross billing, from 2015 to 2016 and further to 2017 as we prioritized the execution of our mobile strategy to capture a larger share of online marketing spend on mobile apps, and as our clients were generating larger mobile marketing spend. This is evidenced by our acquisition of OptAim, which is focused on providing performance-driven mobile audience solutions, in July 2015. OptAim contributed US$41.1 million to our gross billing and US$11.7 million to our net revenues from July 24, 2015, when we acquired OptAim, to December 31, 2015, and contributed US$105.7 million to our gross billing and US$51.1 million to our net revenues in 2016. All such gross billing and net revenues contribution from OptAim related to our mobile audience solutions. Gross billing from our other solutions decreased from 2015 to 2016 and further to 2017 as we optimized the client base for other solutions to focus on profitability and liquidity, and continued shift in our strategic focus to mobile audience solutions. For example, we terminated relationship with certain clients for our other solutions, as they had relatively long account receivable cycles and yielded relatively low operating profit margins. Some of these clients were large marketers and had individually accounted for more than 5% of our annual gross billing historically.

Our gross billing per client increased by US$32,020, or 47.5%, from US$67,413 in 2015 to US$99,433 in 2016, while the total number of our clients decreased by 10.1% from 2,644 in 2015 to 2,376 in 2016. Our gross billing per client increased by US$52,885, or 53.2%, from US$99,433 in 2016 to US$152,318 in 2017, while the total number of our clients decreased by 31.4% from 2,376 in 2016 to 1,630 in 2017. This was due to our efforts in optimizing the client base for other solutions.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period and the period-to-period comparisons discussed below may not be meaningful and are not indicative of our future trends.

	Year Ended December 31,
	2015		2016		2017
	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)
Net revenues	65,242	100.0	95,357	100.0	125,258	100.0
Cost of revenues	(34,531)	(52.9)	(61,048)	(64.0)	(95,733)	(76.4)
Gross profit	30,711	47.1	34,309	36.0	29,525	23.6
Operating expenses
Research and development expenses	(8,106)	(12.4)	(8,584)	(9.0)	(5,778)	(4.6)
Sales and marketing expenses	(31,385)	(48.1)	(28,266)	(29.6)	(25,935)	(20.7)
General and administrative expenses	(12,745)	(19.5)	(26,767)	(28.1)	(12,983)	(10.4)

Total operating expenses	(52,236)	(80.0)	(63,617)	(66.7)	(44,696)	(35.7)

Operating loss	(21,525)	(33.0)	(29,308)	(30.7)	(15,171)	(12.1)
Interest expense	(107)	(0.2)	(713)	(0.7)	(551)	(0.4)
Other gains/(losses), net	791	1.2	(1,082)	(1.1)	1,841	1.4
Fair value (loss)/gain on derivative liabilities	(19,390)	(29.7)	3,995	4.2	(10,190)	(8.1)

Loss before income tax expense	(40,231)	(61.7)	(27,108)	(28.3)	(24,071)	(19.2)
Income tax benefit/(expense)	555	0.9	(222)	(0.2)	(548)	(0.5)
Share of loss from an equity investee	(38)	(0.1)	—	—	—	—

Net loss	(39,714)	(60.9)	(27,330)	(28.5)	(24,619)	(19.7)

Key Components of Results of Operations

Net Revenues

We generate revenue primarily from clients’ marketing spend through our platform as they utilize our solutions in cost-plus and specified action marketing campaigns, and to a less extent from incentives granted by the publisher under our sales agency arrangement. We derive revenue from three sources and report them on either the net or gross basis. (i) Revenue from incentives earned from the website publisher for which we act as sales agent for its content distribution opportunities, or the sales agency arrangement; and (ii) revenue from performing cost-plus marketing campaigns are reported on the net basis; and (iii) revenue from performing specified actions marketing campaigns (i.e., a CPM, CPC, CPA, CPS, CPL or ROI basis) is reported on the gross basis.

We record incentives from the publisher under the sales agency arrangement as net revenues. We consider the publisher to be our customer under the sales agency arrangement. The amount of such incentives is determined based on a variety of factors, including yearly market spending at the publisher’s platforms. Under our sales agency arrangement, we do not receive any rebate from the publisher. Net revenues from our sales agency arrangement, which equal the incentives received from the publisher under the sales agency arrangement were US$7.1 million, US$7.9 million and US$8.3 million in 2015, 2016 and 2017, respectively.

We record service fees, net of media costs and rebates and discounts to clients for cost-plus marketing campaigns, as net revenues. We consider these clients to be our customers for cost-plus marketing campaigns. Service fees are generally calculated as a percentage of media cost. Such percentage is negotiated on a client-by-client, and campaign-by-campaign basis. Rebates received from the publishers for cost-plus marketing campaigns are recorded as net revenues. Net revenues from our cost-plus marketing campaigns were US$19.5 million, US$15.4 million and US$10.8 million in 2015, 2016 and 2017, respectively.

We record the aggregate gross dollar amount that our clients spend through our platform for specified action marketing campaigns, which includes media cost, as net revenues. We consider these clients to be our customers for specified action marketing campaigns. We charge our clients for specified actions, such as when a user clicks on their marketing messages, or a CPC pricing model, or when their marketing messages are displayed, or a CPM pricing model. Rebates received from publishers for specified action marketing campaigns are recorded as deduction of cost of revenues. Net revenues from our specified action marketing campaigns were US$38.7 million, US$72.1 million and US$106.2 million in 2015, 2016 and 2017, respectively.

We grant rebates and discounts to marketers and marketing agencies to incentivize and encourage them to use our solutions. These rebates and discounts are calculated based on certain factors, including yearly market spending of the marketers and marketing agencies that we reasonably estimate that they are able to achieve based on the historical spending patterns of similar clients on our platform. The rebates and discounts we grant are settled when the relevant account receivables from the marketers and marketing agencies are settled, and the timing of settlement is independent of the settlement of the rebates or incentives, as the case may be, from the publishers, which is generally three to six months after the end of the relevant period to which such rebates or incentives, as the case may be, relate. Rebates we grant under our sales agency arrangement are recorded as cost of revenues as we consider these rebates are identifiable and separable from the incentive revenue generated from the publisher. In all other circumstances, rebates and discounts we grant are recorded as reduction of revenues.

The table below shows our net revenues breakdown for our mobile audience solutions and other solutions for the periods presented.

	Year Ended December 31,
	2015		2016		2017
	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)
Net revenues from mobile audience solutions	11,908	18.3	57,761	60.6	101,426	81.0
Net revenues from other solutions	53,334	81.7	37,596	39.4	23,832	19.0

Total net revenues	65,242	100	95,357	100	125,258	100

The table below shows our rebates received from publishers under cost-plus marketing campaigns, which were recognized as net revenues for our mobile audience solutions and other solutions for the periods presented.

	Year Ended December 31,
	2015		2016		2017
	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)
Rebates received from publishers for mobile audience solutions	4,555	7.0	7,940	8.3	12,989	10.4
Rebates received from publishers for other solutions(1)	12,145	18.6	6,241	6.5	2,141	1.7
Rebates received from publishers	16,700	25.6	14,181	14.8	15,130	12.1

(1)	of which US$4,138 thousand, US$974 thousand, and US$553 thousand in 2015, 2016 and 2017 were received under cost-plus marketing campaigns from the publisher for which we acted as its sales agent under our sales agency arrangement.

The table below shows our incentive revenues received from the publisher under our sales agency arrangement, which were recognized as net revenues for our mobile audience solutions and other solutions for the periods presented.

	Year Ended December 31,
	2015		2016		2017
	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)
Incentive revenues received from the publisher for our mobile audience solutions	—	—	—	—	—	—
Incentive revenues received from the publisher for our other solutions(1)	7,098	10.9	7,924	8.3	8,311	6.6
Incentive revenues received from the publisher	7,098	10.9	7,924	8.3	8,311	6.6

(1)	Exclude rebates in the amount of US$4,138 thousand, US$974 thousand and US$553 thousand in 2015, 2016 and 2017 received under cost-plus marketing campaigns from the publisher for which we acted as its sales agent under our sales agency arrangement.

The table below shows our rebates and discounts we granted to marketers and marketing agencies under our cost-plus and specified action marketing campaigns for our mobile audience solutions and other solutions for the periods presented. These rebates and discounts are recognized as reduction of net revenues.

	Year Ended December 31,
	2015		2016		2017
	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)
Rebates and discounts we granted	(14,982)	(22.9)	(17,021)	(17.8)	(24,321)	(19.4)
Rebates and discounts we granted for mobile audience solutions(1)	(6,820)	(10.4)	(10,675)	(11.2)	(22,427)	(17.9)
Rebates and discounts we granted for other solutions(2)	(8,162)	(12.5)	(6,346)	(6.6)	(1,894)	(1.5)

(1)	Of which US$(412) thousand, US$(6,347) thousand and US$(12,981) thousand were in connection with our specified action (i.e., gross) marketing campaigns, and US$(6,408) thousand, US$(4,328) thousand, and US$(9,446) thousand were in connection with our cost-plus (i.e., net) marketing campaigns in 2015, 2016 and 2017, respectively.
(2)	Of which US$(3,620) thousand, US$(2,047) thousand and US$(783) thousand were in connection with our specified action (i.e., gross) marketing campaigns, and US$(4,542) thousand, US$(4,299) thousand, and US$(1,111) thousand were in connection with our cost-plus (i.e., net) marketing campaigns in 2015, 2016 and 2017, respectively.

We have a diverse client base in terms of the geographic location of our clients’ or marketers’ headquarters as we help them, especially multinational marketers, navigate through the fragmented online marketing landscapes in China to identify and reach their potential audience. In determining the geographic classification of our revenue, we look at the geographic location of our subsidiary or VIE which executed the marketing campaign contract. Our subsidiaries or VIE in China generally are our signing entities for marketing campaign contracts with clients which are based in China. Our Singapore subsidiary generally is our signing entity for marketing campaign contracts with clients based in Southeast Asia. Our Hong Kong subsidiaries generally are our signing entities for the other clients. In 2015, 2016 and 2017, we derived 53.2%, 25.3% and 15.9% of our net revenues from outside China, respectively. Our net revenues from clients in China increased significantly from 2015 to 2016 and further to 2017 as a result of our acquisition of OptAim, which used its consolidated subsidiaries in China to execute marketing campaign contracts, and as we continued to prioritize the execution of our mobile strategy. Clients for our mobile audience solutions are primarily based in China. Our net revenues from clients outside China decreased from 2015 to 2016 and further to 2017 as we continued to optimize the client base for other solutions to focus on profitability and liquidity, and our strategic shift away from other solutions. Clients outside of China primarily use our other solutions. The table below shows our net revenues breakdown by geographic region for the periods presented.

	Year Ended December 31,
	2015		2016		2017
	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)
PRC	30,505	46.8	71,214	74.7	105,380	84.1
Hong Kong	34,442	52.8	22,766	23.9	18,287	14.6
Others	295	0.4	1,377	1.4	1,591	1.3

Total net revenues	65,242	100	95,357	100	125,258	100

Cost of Revenues; Gross Profit Margin

Cost of revenues primarily consists of:

•	Media cost in connection with specified-action marketing campaigns. Media cost refers to cost we pay to publishers for acquisition of content distribution opportunities, which is partially offset by rebates we receive from publishers in specified-action marketing campaigns. Media cost represented 81.8%, 88.2%, and 93.0% of our cost of revenues in 2015, 2016 and 2017, respectively.

•	Rebates we grant under our sales agency arrangement. Rebates we grant under our sales agency arrangement are recognized as cost of revenues and represented 9.5%, 4.2%, and 2.3% of our cost of revenues in 2015, 2016 and 2017, respectively. The decrease from 2015 to 2016 was mainly due to the decrease in rebate rates for rebates we granted under our sales agency arrangement as a result of our increased bargaining power as we solidified our market position as the largest independent online marketing technology platform in China in terms of gross billing, partially offset by the increase in gross billing under our sales agency arrangement from US$46.4 million in 2015 to US$56.8 million in 2016. The decrease in 2016 to 2017 was mainly due to a decrease in gross billing under our sales agency arrangement from US$56.8 million in 2016 to US$52.1 million in 2017, and the decrease in rebate rates for rebates to we granted under our sales agency arrangement as a result of our increased bargaining power as we solidified our market position as the largest independent online marketing technology platform in China in terms of gross billing.

The table below shows the rebates we granted to marketers and marketing agencies under our sales agency arrangement for our mobile audience solutions and other solutions for the periods presented. These rebates are recognized as cost of revenues.

	Year Ended December 31,
	2015		2016		2017
	(US$ in thousands)	(% of cost of revenues)	(US$ in thousands)	(% of cost of revenues)	(US$ in thousands)	(% of cost of revenues)
Rebates we granted	(3,291)	(9.5)	(2,568)	(4.2)	(2,236)	(2.3)
Rebates we granted for mobile audience solutions	—	—	—	—	—	—
Rebates we granted for other solutions	(3,291)	(9.5)	(2,568)	(4.2)	(2,236)	(2.3)

The table below shows our rebates received from website publishers under specified action marketing campaigns, which were recognized as deduction of cost of revenues for our mobile audience solutions and other solutions for the periods presented.

	Year Ended December 31,
	2015		2016		2017
	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)
Rebates received from publishers	531	0.8	6,037	6.3	16,323	13.0
Rebates received from publishers for mobile audience solutions	219	0.3	5,875	6.2	16,279	13.0
Rebates received from publishers for other solutions	312	0.5	162	0.1	44	0.0

•	Amortization of expenses. This relates to amortization of computer software acquired in the acquisitions of Buzzinate and OptAim, which represented 5.4%, 6.8%, and 4.3% of our cost of revenues in 2015, 2016 and 2017, respectively.

The table below shows the cost of revenues, gross profit and gross profit margin for our mobile audience solutions for the periods presented. Gross profit margin for our mobile audience solutions represents gross profit as a percentage of net revenues for mobile audience solutions.

	Year Ended December 31,
	2015		2016		2017
	(US$ in thousands)	(% of net revenues for mobile solutions)	(US$ in thousands)	(% of net revenues for mobile solutions)	(US$ in thousands)	(% of net revenues for mobile solutions)
Cost of revenues for mobile audience solutions	8,511	71.5	48,212	83.5	90,899	89.6
Gross profit for mobile audience solutions	3,397	28.5	9,549	16.5	10,527	10.4

The table below shows the cost of revenues, gross profit and gross profit margin for our other solutions for the periods presented. Gross profit margin for our other solutions represents gross profit as a percentage of net revenues for other solutions.

	Year Ended December 31,
	2015		2016		2017
	(US$ in thousands)	(% of net revenues for other solutions)	(US$ in thousands)	(% of net revenues for other solutions)	(US$ in thousands)	(% of net revenues for other solutions)
Cost of revenues for other solutions	26,020	48.8	12,836	34.1	4,834	20.3
Gross profit for other solutions	27,314	51.2	24,760	65.9	18,998	79.7

Due to competitive landscape and pricing pressure as mobile audience solutions are relatively nascent compared to other solutions, with companies competing for more market share as they enter into this market and as mobile apps publishers tend to have stronger bargaining power compared to other online publishers as a result of the growing popularity of mobile apps, mobile audience solutions tend to command a lower gross profit margin compared to non-mobile marketing solutions. In addition, a larger percentage of gross billing from mobile audience solutions was recognized as net revenues on a gross basis in 2016 and in 2017, which was 48.2% and 57.2% respectively, compared to that for our other solutions in the same period, which was 14.4% and 10.1%, respectively. As a result, gross profit margins for our mobile audience solutions in 2015, 2016 and 2017, which were 28.5%, 16.5%, and 10.4%, respectively, were significantly lower than those for our other solutions, which were 51.2%, 65.9%, and 79.7%, respectively, for the same periods.

The table below shows the cost of revenues, gross profit and gross profit margin for our sales agency arrangement for the periods presented. Cost of revenues for sales agency arrangement primarily consists of rebates we granted to marketer and marketing agency clients under the sales agency arrangement. Gross profit margin for sales agency arrangement represents gross profit as a percentage of net revenues derived from sales agency arrangement.

	Year Ended December 31,
	2015		2016		2017
	(US$ in thousands)	(% of net revenues for sales agency arrangement)	(US$ in thousands)	(% of net revenues for sales agency arrangement)	(US$ in thousands)	(% of net revenues for sales agency arrangement)
Cost of revenues for sales agency arrangement	3,291	46.4	2,568	32.4	2,236	26.9
Gross profit for sales agency arrangement	3,807	53.6	5,356	67.6	6,075	73.1

The table below shows the cost of revenues, gross profit and gross profit margin for cost-plus marketing campaigns for the periods presented. Cost of revenues for cost-plus marketing campaigns primarily consists of salaries and benefits of the relevant operations and support personnel and depreciation of relevant property and equipment depreciation. Gross profit margin for cost-plus marketing campaigns represents gross profit as a percentage of net revenues derived from cost-plus marketing campaigns.

	Year Ended December 31,
	2015		2016		2017
	(US$ in thousands)	(% net revenues for cost-plus marketing campaigns)	(US$ in thousands)	(% net revenues for cost-plus marketing campaigns)	(US$ in thousands)	(% net revenues for cost-plus marketing campaigns)
Cost of revenues for cost-plus marketing campaigns	1,857	9.5	2,664	17.3	1,847	17.1
Gross profit for cost-plus marketing campaigns	17,603	90.5	12,714	82.7	8,941	82.9

The table below shows the cost of revenues, gross profit and gross profit margin for specified action marketing campaigns for the periods presented. Cost of revenues for specified action marketing campaigns primarily consists of media cost, as deducted by rebates received from publishers. Gross profit margin for specified action marketing campaigns represents gross profit as a percentage of net revenues derived from specified action marketing campaigns.

	Year Ended December 31,
	2015		2016		2017
	(US$ in thousands)	(% net revenues for specified action marketing campaigns)	(US$ in thousands)	(% net revenues for specified action marketing campaigns)	(US$ in thousands)	(% net revenues for specified action marketing campaigns)
Cost of revenues for specified action marketing campaigns	29,383	76.0	55,816	77.5	91,650	86.3
Gross profit for specified action marketing campaigns	9,301	24.0	16,239	22.5	14,509	13.7

Operating Expenses

We classify our operating expenses into three categories: research and development expenses, sales and marketing expenses and general and administrative expenses. The following table sets forth our operating expenses, both in absolute amount and as a percentage of our net revenues, for the periods presented.

	Year Ended December 31,
	2015		2016		2017
	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)
Operating expenses
Research and development expenses	(8,106)	(12.4)	(8,584)	(9.0)	(5,778)	(4.6)
Sales and marketing expenses	(31,385)	(48.1)	(28,266)	(29.6)	(25,935)	(20.7)
General and administrative expenses	(12,745)	(19.5)	(26,767)	(28.1)	(12,983)	(10.4)

Total operating expenses	(52,236)	(80.0)	(63,617)	(66.7)	(44,696)	(35.7)

•	Sales and marketing expenses. Sales and marketing expenses consist primarily of (i) advertising and market promotion expenses, and (ii) salary and welfare for sales and marketing personnel.

•	General and administrative expenses. General and administrative expenses consist primarily of (i) salary and welfare for general and administrative personnel, (ii) professional service fees, and (iii) compensation to certain senior management of OptAim in 2015 in connection with our acquisition. Professional service fees primarily related to legal and audit service in connection with our private placements and OptAim acquisition and preparation for our initial public offering. We expect to continue to invest in our corporate infrastructure and incur expenses related to being a public company, including increased accounting and legal fees, investor relations costs and compliance costs. As a result, we anticipate that general and administrative expenses will continue to increase in future periods.

•	Research and development expenses. Research and development expenses consist primarily of (i) salary and welfare for research and development personnel, (ii) rental expenses and (iii) depreciation of office premise and (iv) servers utilized by research and development personnel.

Taxation

The Cayman Islands

We and our subsidiary incorporated in the Cayman Islands are not subject to income, corporation or capital gains tax, estate duty, inheritance tax or gift tax. In addition, payment of dividends to our shareholders or the shareholder of our subsidiary in the Cayman Islands are not subject to withholding tax in the Cayman Islands.

The British Virgin Islands

Our subsidiaries incorporated in the British Virgin Islands are not subject to income or capital gains taxes, estate duty, inheritance tax or gift tax. In addition, payment of dividends to the shareholders of our subsidiaries in British Virgin Islands are not subject to withholding tax in the British Virgin Islands.

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong under the current Hong Kong Inland Revenue Ordinance. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax.

PRC

Generally, our PRC subsidiaries, our consolidated VIE and its subsidiary, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

We are subject to value added tax, or VAT, at a rate of 6% on the services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. VAT has been phased in since August 2013 to replace the business tax that was previously applicable to the services we provide. During the periods presented, we were not subject to business tax on the services we provide.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Item 3. Key Information—D. Risk Factors— Risk Factors Risks Related to Doing Business in China — We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors— Risk Factors Risks Related to Doing Business in China — Risk Factors Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues

Our net revenues increased by US$29.9 million, or 31.4%, from US$95.4 million in 2016 to US$125.3 million in in 2017, primarily as a result of an increase in our net revenues from our mobile audience solutions and partially offset by a decrease in our net revenues from our other solutions.

Net revenues from our mobile audience solutions increased by US$43.6 million, or 75.6% from US$57.8 million in 2016 to US$101.4 million in 2017 as a result of our strategic focus shifting to capture more market demand in mobile audience solutions, with an increase in gross billing from mobile audience solutions and a larger percentage of our gross billing from mobile audience solutions being recognized as net revenues on a gross basis in 2017 compared to 2016. US$54.2 million, or 48.2%, of gross billing from mobile audience solutions was recognized as net revenues on a gross basis in 2016, compared to US$98.5 million, or 57.2%, in 2017. Rebates received from publishers and recognized as net revenues increased by US$5.1 million or 63.6% from US$7.9 million in 2016 to US$13.0 million in 2017 for our mobile audience solutions as gross billing from mobile audience solutions that was recognized on a net basis decreased. We did not receive any incentives from the publisher under our sales agency arrangement in 2016 and 2017 for our mobile audience solutions. Rebates and discounts granted to our clients and recognized as deduction of revenues increased by US$11.7 million, or 110.1% from US$10.7 million in 2016 to US$22.4 million in 2017 for our mobile solutions as gross billing from mobile audience solutions increased.

Net revenues from our other solutions decreased by US$13.8 million or 36.6% from US$37.6 million in 2016 to US$23.8 million in 2017 primarily as a result of our strategic shift away from other solutions, with a decrease in gross billing from other solutions and smaller percentage of our gross billing from other solutions being recognized as net revenues on a gross basis. US$17.9 million, or 14.4%, of gross billing from other solutions was recognized as net revenues on a gross basis in 2016, compared to US$7.7 million, or 10.1%, in 2017. Rebates received from publishers and recognized as net revenues decreased by US$5.2 million or 71.2% from US$7.3 million in 2016 to US$2.1 million in 2017 for our other solutions as gross billing from other solutions that were conducted on a cost-plus basis decreased. Incentives received from the publisher under our sales agency arrangement, which were recognized as net revenues increased by US$0.4 million, or 4.9% from US$7.9 million in 2016 to US$8.3 million in 2017 for our other solutions due to promotions received from the publisher. Rebates granted to our clients and recognized as deduction of revenues decreased by US$5.6 million, or 74.7% from US$7.5 million in 2016 to US$1.9 million in 2017 for our other solutions as gross billing from other solutions decreased.

Cost of Revenues, Gross Profit and Gross Profit Margin

	Year Ended December 31,
	2016	2017
	(US$ in thousands, except %)
Cost of revenues	(61,048)	(95,733)
Gross profit	34,309	29,525
Gross profit margin	36.0%	23.6%

Our cost of revenues increased by US$34.7 million, or 56.8%, from US$61.0 million in 2016 to US$95.7 million in 2017, primarily as a result of an increase in media cost, which increased by US$35.1 million, or 65.1%, from US$53.9 million in 2016 to US$89.0 million in 2017 as a result of a larger percentage of gross billing being recognized as net revenues on a gross basis. 42.8% of our gross billing in 2017 was recognized as net revenues on a gross basis, compared to 30.4% in 2016. Cost of revenues for our mobile audience solutions increased by US$42.7 million, or 88.6%, from US$48.2 million to US$90.9 million, while cost of revenues for our other solutions decreased by US$8.0 million, or 62.5%, from US$12.8 million to US$4.8 million.

The increase in cost of revenues for our mobile audience solutions was in line with the growth of gross billing from mobile audience solutions and also due to an increased percentage of gross billing from mobile audience solutions being recognized as net revenues on a gross basis. US$98.5 million, or 57.2%, of gross billing from mobile audience solutions was recognized as net revenues on a gross basis in 2017, compared to US$54.2 million, or 48.2%, in 2016. No rebate or discount we granted was recognized as cost of revenues for our mobile audience solutions in 2016 or 2017. Rebates received from website publishers recognized as deduction of cost of revenues increased by US$11.7 million, or 110.1% from US$10.7 million in 2016 to US$22.4 million in 2017 for our mobile audience solutions as gross billing from mobile audience solutions that was recognized as net revenues on a gross basis increased.

The decrease in cost of revenues from our other solutions was in line with the decrease of gross billing from other solutions and also due to a decreased percentage of gross billing from other solutions being recognized as net revenues on a gross basis. US$7.7 million, or 10.1%, of gross billing from other solutions was recognized as net revenues on a gross basis in 2017, compared to US$17.9 million or 14.4% in 2016. Rebates we granted and recognized as cost of revenues, which related to rebates we granted to marketers and marketing agencies under our sales agency arrangement decreased by US$0.4 million, or 12.9%, from US$2.6 million in 2016 to US$2.2 million in 2017 for other solutions in line with the decrease of gross billing from our sales agency arrangement. Rebates received from website publishers recognized as deduction of cost of revenues decreased by US$118,000, or 93.2%, from US$162,000 in 2016 to US$44,000 in 2017 for our other solutions as gross billing from other solutions that was recognized on a gross basis decreased.

As a result of the above, our gross profit decreased from US$34.3 million in 2016 to US$29.5 million in 2017. Specifically, gross profit for our other solutions decreased by US$5.8 million, or 23.3% from US$24.8 million in 2016 to US$19.0 million in 2017, partially offset by the increase in our gross profit for our mobile audience solutions, which increased by US$1.0 million, or 10.2%, from US$9.5 million in 2016 to US$10.5 million in 2017. Our gross profit margin decreased from 36.0% in 2016 to 23.6% in 2017 primarily due to the expansion in our mobile audience solutions. Gross profit margin for our mobile audience solutions decreased from 16.5% in 2016 to 10.4% in 2017 as a result of competitive pressure and a larger percentage of gross billing for our mobile audience solutions being recognized as net revenues on a gross basis in 2017 compared to 2016. Gross profit margin for our other solutions increased from 65.9% in 2016 to 79.7% in 2017 as we continued to optimize the client base for other solutions to focus on profitability and liquidity and as a result of a smaller percentage of gross billing for our other solutions being recognized as net revenues on a gross basis in 2017 compared to 2016.

Due to competitive landscape and pricing pressure as mobile audience solutions are relatively nascent compared to other solutions, with companies competing for more market share as they enter into this market and as mobile apps publishers tend to have stronger bargaining power compared to other online publishers as a result of the growing popularity of mobile apps, mobile audience solutions tend to command a lower gross profit margin compared to non-mobile marketing solutions. Furthermore, as we continue to focus on the growth of our mobile audience solutions, we may, from time to time, prioritize on engaging with marketing agency clients, which may generate larger marketing spend per client compared to direct marketer clients. On the other hand, net revenues as a percentage of gross billing and gross profit margin tend to be lower for marketing agency clients, compared to direct marketer clients. Marketing agency clients represented 21.8% and 27.7% of our clients in 2016 and 2017, respectively. In addition, consistent with the general industry trends for online marketing on mobile channels and on non-mobile channels, a larger percentage of gross billing from our mobile audience solutions was recognized as net revenues on a gross basis in 2017, which was 57.2%, compared to that for our other solutions in the same period, which was 10.1%. As a result, gross profit margins for our mobile audience solutions in 2016 and 2017 were significantly lower than those for our other solutions for the same periods.

Operating Expenses

Our operating expenses decreased by US$18.9 million, or 29.7%, during 2017 compared to 2016, primarily due to a decrease in staff costs as we continued to benefit from headcount optimization and increasing economies of scale. In addition, share-based compensation expenses decreased by 76.1% to US$5.1 million in the full year 2017 from US$21.2 million in the full year 2016. Our operating expenses as a percentage of net revenues decreased from 66.7% in 2016 to 35.7% in 2017.

•	Sales and marketing expenses. Our sales and marketing expenses decreased by US$2.4 million, or 8.2%, from US$28.3 million in 2016 to US$25.9 million in 2017. The decrease was primarily due to a decrease in staff costs as we continued to optimize the client base for other solutions to focus on profitability and liquidity and as we continued to benefit from the synergies from the integration of complementary sales and marketing capabilities of OptAim, which had been completed by the end of June 30, 2017 and economies of scale. As a result, sales and marketing expenses as a percentage of net revenues also decreased from 29.6% in 2016 to 20.7% in 2017.

•	General and administrative expenses. Our general and administrative expenses decreased by US$13.8 million, or 51.5%, from US$26.8 million in 2016 to US$13.0 million in 2017, primarily due to a decrease in staff costs as we streamlined our general and administrative functions and reduced the relevant staff headcount as we further integrated OptAim’s operations, which had been completed by the end of June 30, 2017. General and administrative expenses as a percentage of net revenues decreased from 28.1% in 2016 to 10.4% in 2017.

•	Research and development expenses. Our research and development expenses decreased by US$2.8 million, or 32.7%, from US$8.6 million in 2016 to US$5.8 million in 2017, primarily due to a decrease in staff costs, as we continued to benefit from the synergies from the integration of the complementary research and development capabilities of OptAim and economies of scale. As a result, research and development expenses as a percentage of our net revenues decreased from 9.0% in 2016 to 4.6% in 2017.

Interest Expense

Our interest expense was US$0.7 million and US$0.6 million in 2016 and 2017, respectively.

Other Gains/(Losses), Net

Our other losses, net was US$1.1 million in 2016, compared to other gains, net of US$1.8 million in 2017. The change was primarily due to a decrease by US$2.9 million from US$1.1 million loss in 2016 to US$1.8 million gain in 2017 in net exchange gain mainly due to the depreciation of Renminbi against the US dollars.

Fair Value (Loss)/Gain on Derivative Liabilities

Our fair value gain on derivative liabilities was US$4.0 million in 2016, compared to a fair value loss on derivative liabilities of US$10.2 million in 2017. The fair value gain or loss on derivative liabilities related to our preferred shares, the conversion and redemption features of which are required to be bifurcated and accounted for as derivative liabilities. The fair value gain on derivative liabilities of US$4.0 million in 2016 was primarily related to our series A, B and E preferred shares. The fair value loss on derivative liabilities of US$10.2 million in 2017 was primarily due to an increase in our enterprise value as a result of decrease in lack of marketability discount as we are approaching an initial public offering.

Income Tax Benefit / (Expenses)

We recorded an income tax expenses of US$0.2 million in 2016 and an income tax expense of US$0.5 million in 2017. Such change was resulted from fluctuations of composition of loss/profit before tax of our Hong Kong and PRC subsidiaries.

Net Loss

As a result of the foregoing, our net loss decreased by 9.9% from US$27.3 million in 2016 to US$24.6 million in 2017.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net Revenues

Our net revenues increased by US$30.2 million, or 46.2%, from US$65.2 million in 2015 to US$95.4 million in 2016, primarily as a result of an increase in our net revenues from our mobile audience solutions and partially offset by a decrease in our net revenues from our other solutions.

Net revenues from our mobile audience solutions increased by US$45.9 million, or 385.1% from US$11.9 million in 2015 to US$57.8 million in 2016 as a result of an increase in gross billing from mobile audience solutions and a larger percentage of our gross billing from mobile audience solutions being recognized as net revenues on a gross basis in 2016 compared to 2015. US$54.2 million, or 48.2%, of gross billing from mobile audience solutions was recognized as net revenues on a gross basis in 2016, compared to US$7.9 million, or 19.1%, in 2015. Rebates received from publishers and recognized as net revenues decreased by US$2.5 million or 24.0% from US$10.4 million in 2015 to US$7.9 million in 2016 for our mobile audience solutions as gross billing from mobile audience solutions that was recognized on a net basis decreased. We did not receive any incentives from the publisher under our sales agency arrangement in 2015 and 2016 for our mobile audience solutions. OptAim contributed US$51.1 million to our net revenues in 2016, compared to US$11.7 million from July 24, 2015, when we acquired OptAim, to December 31, 2015. All such net revenues contribution from OptAim related to our mobile audience solutions. Rebates and discounts we granted and recognized as deduction of revenues increased by US$3.9 million, or 56.5% from US$6.8 million in 2015 to US$10.7 million in 2016 for our mobile audience solutions as gross billing from mobile audience solutions increased.

Net revenues from our other solutions decreased by US$15.7 million or 29.5% from US$53.3 million in 2015 to US$37.6 million in 2016 primarily as a result of a decrease in gross billing from other solutions and smaller percentage of our gross billing from other solutions being recognized as net revenues on a gross basis in 2016 compared to 2015. US$17.9 million, or 14.4%, of gross billing from other solutions was recognized as net revenues on a gross basis in 2016, compared to US$30.8 million or 22.5% in 2015. Rebates received from publishers and recognized as net revenues decreased by US$6.7 million or 47.9% from US$14.0 million in 2015 to US$7.3 million in 2016 for our other solutions as gross billing from other solutions that were conducted on a cost-plus basis decreased. Incentives received from the publisher under our sales agency arrangement, which were recognized as net revenues increased by US$0.8 million, or 11.3% from US$7.1 million in 2015 to US$7.9 million in 2016 for our other solutions as a result of the increase in marketing spend by our clients. Rebates and discounts we granted and recognized as deduction of revenues decreased by US$3.5 million, or 31.9% from US$11.0 million in 2015 to US$7.5 million in 2016 for our other solutions.

Cost of Revenues, Gross Profit and Gross Profit Margin

	Year Ended December 31,
	2015	2016
	(US$ in thousands, except %)
Cost of revenues	(34,531)	(61,048)
Gross profit	30,711	34,309
Gross profit margin	47.1%	36.0%

Our cost of revenues increased by US$26.5 million, or 76.8%, from US$34.5 million in 2015 to US$61.0 million in 2016, primarily as a result of an increase in media cost, which increased by US$25.8 million, or 88.2%, from US$28.1 million in 2015 to US$53.9 million in 2016, consistent with the growth of our gross billing as we scaled up our business and as a result of a larger percentage of gross billing being recognized as net revenues on a gross basis. 30.4% of our gross billing in 2016 were recognized as net revenues on a gross basis, compared to 21.7% in 2015. Cost of revenues for our mobile audience solutions increased by US$39.7 million, or 466.4%, from US$8.5 million to US$48.2 million, while cost of revenues for our other solutions decreased by US$13.2 million, or 50.7%, from US$26.1 million to US$12.8 million.

The increase in cost of revenues for our mobile audience solutions was in line with the growth of gross billing from mobile audience solutions and also due to an increased percentage of gross billing from mobile audience solutions being recognized as net revenues on a gross basis. US$54.2 million, or 48.2%, of gross billing from mobile audience solutions was recognized as net revenues on a gross basis in 2016, compared to US$7.9 million, or 19.1%, in 2015. OptAim contributed US$47.0 million to our cost of revenues in 2016, compared to US$8.5 million from July 24, 2015, when we acquired OptAim, to December 31, 2015. All such cost of revenues contribution from OptAim related to our mobile audience solutions. No rebate or discount we granted was recognized as cost of revenues for our mobile audience solutions in 2015 or 2016. Rebates received from website publishers recognized as deduction of cost of revenues increased by US$5.7 million, or 2,582.6% from US$0.2 million in 2015 to US$5.9 million in 2016 for our mobile audience solutions as more marketing campaigns for mobile audience solutions were conducted on specified action (i.e., gross) basis.

The decrease in cost of revenues from our other solutions was in line with the decrease of gross billing from other solutions and also due to a decreased percentage of gross billing from other solutions being recognized as net revenues on a gross basis. US$17.9 million, or 14.4%, of gross billing from other solutions was recognized as net revenues on a gross basis in 2016, compared to US$30.8 million or 22.5% in 2015. Rebates we granted and recognized as cost of revenues, which related to rebates we granted to marketers and marketing agencies under our sales agency arrangement decreased by US$0.7 million or 22.0% from US$3.3 million in 2015 to US$2.6 million in 2016 for other solutions. Rebates received from website publishers recognized as deduction of cost of revenues decreased by US$0.1 million, or 48.1% from US$0.3 million in 2015 to US$0.2 million in 2016 for our other solutions as less marketing campaigns for other solutions were conducted on a specified action (i.e., gross) basis.

As a result of the above, our gross profit increased slightly from US$30.7 million in 2015 to US$34.3 million in 2016. Specifically, gross profit for our mobile audience solutions increased significantly by US$6.1 million, or 179.4%, from US$3.4 million in 2015 to US$9.5 million in 2016, and gross profit for our other solutions decreased by US$2.5 million, or 9.2% from US$27.3 million in 2015 to US$24.8 million in 2016. Our gross profit margin decreased from 47.1% in 2015 to 36.0% in 2016 primarily due to the expansion in our mobile audience solutions. In addition, a larger percentage of our gross billing in 2016 was recognized as net revenues on a gross basis compared to 2015, which also contributed to an overall lower gross profit margin in 2016 compared to 2015. Gross profit margin for our mobile audience solutions decreased from 28.5% in 2015 to 16.5% in 2016 as a result of competitive pressure and a larger percentage of gross billing for our mobile audience solutions being recognized as net revenues on a gross basis in 2016 compared to 2015. Gross profit margin for our other solutions increased from 51.2% in 2015 to 65.9% in 2016 as a result of a smaller percentage of gross billing for our other solutions being recognized as net revenues on a gross basis in 2016 compared to 2015.

Due to competitive landscape and pricing pressure as mobile audience solutions are relatively nascent compared to other solutions, with companies competing for more market share as they enter into this market and as mobile apps publishers tend to have stronger bargaining power compared to other online publishers as a result of the growing popularity of mobile apps, mobile audience solutions tend to command a lower gross profit margin compared to non-mobile marketing solutions. In addition, consistent with the general industry trends for online marketing on mobile channels and on non-mobile channels, a larger percentage of gross billing from our mobile audience solution was recognized as net revenues on a gross basis in 2016, which was 48.2%, compared to that for our other solutions in the same period, which was 14.4%. As a result, gross profit margins for our mobile audience solutions in 2015 and 2016 were significantly lower than those for our other solutions for the same periods.

Operating Expenses

Our operating expenses increased by US$11.4 million, or 21.8%, during 2016 compared to 2015, primarily due to increases in general and administrative expenses and research and development expenses, partially offset by a decrease in sales and marketing expenses. Our operating expenses as a percentage of net revenue decreased from 80.1% in 2015 to 66.7% in 2016.

•	Sales and marketing expenses. Our sales and marketing expenses decreased by US$3.1 million, or 9.9%, from US$31.4 million in 2015 to US$28.3 million in 2016. Sales and marketing expenses as a percentage of net revenues also decreased significantly from 48.1% in 2015 to 29.6% in 2016, as a result of synergies from the integration of complementary sales and marketing capabilities of OptAim and economies of scale, and as we optimized our sales and marketing efforts to focus on profitability and liquidity.

•	General and administrative expenses. Our general and administrative expenses increased by US$14.1 million, or 111.0%, from US$12.7 million in 2015 to US$26.8 million in 2016, primarily due to an increase in personnel costs of US$18.2 million related to share based compensation of US$17.6 million to one of our founders and certain other employees in the fourth quarter of 2016, and an increase in headcount for our general and administrative personnel as a result of OptAim acquisition. The increase was partially offset by a decrease in legal and professional fees of US$1.6 million, and the absence of a compensation payment of US$3.0 million to certain existing shareholders of OptAim, both of which were incurred in 2015 in connection with our acquisition of OptAim. As a result, general and administrative expenses as a percentage of net revenues increased from 19.5% in 2015 to 28.1% in 2016.

•	Research and development expenses. Our research and development expenses increased by US$0.5 million, or 5.9%, from US$8.1 million in 2015 to US$8.6 million in 2016. Research and development expenses as a percentage of our net revenues decreased from 12.4% in 2015 to 9.0% in 2016, primarily as a result of synergies from the integration of the complementary technology capabilities of OptAim and economies of scale.

Interest Expense

Our interest expense increased by 566.4%, or US$0.6 million, from US$0.1 million in 2015 to US$0.7 million in 2016. This increase was primarily due to an increase in the average balance of our outstanding bank borrowings in 2016 compared to 2015.

Other Gains/(Losses), Net

Our other gains, net was US$0.8 million in 2015, compared to other losses, net of US$1.1 million in 2016. The change was primarily due to an increase by 24.3%, or US$0.2 million, from US$0.9 million in 2015 to US$1.1 million in 2016 in net exchange loss due to the depreciation of Renminbi against the US dollars. In addition, we recorded 1) fair value gain on re-measurement of previously held equity interest in associate of US$1.2 million and 2) management fee income of US$0.4 million in 2015 in relation to our provision of office and human resource service to a third-party to help its expansion in China. We did not incur similar fair value gain and management fee in 2016.

Fair Value (Loss)/Gain on Derivative Liabilities

Our fair value loss on derivative liabilities was US$19.4 million in 2015, compared to a fair value gain on derivative liabilities of US$4.0 million in 2016. The fair value loss or gain on derivative liabilities related to our preferred shares, the conversion and redemption features of which are required to be bifurcated and accounted for as derivative liabilities. The fair value gain on derivative liabilities of US$4.0 million in 2016 was primarily related to our series A, B, D and E preferred shares. The fair value loss on derivative liabilities of US$19.4 million in 2015 was primarily related to our series A, B and D preferred shares, subsequent to which we grew our business substantially as we acquired OptAim.

Share of Losses from an Equity Investee

We incurred US$38 thousand share of losses from an equity investee, Buzzinate, in 2015. We acquired the remaining equity interest in Buzzinate in February 2015 and as a result Buzzinate has become our wholly owned subsidiary and been consolidated in our financial statements since February 2015. We did not have share of losses from an equity investee in 2016.

Income Tax Benefit / (Expenses)

We recorded an income tax benefit of US$0.6 million in 2015 and an income tax expense of US$0.2 million in 2016.

Net Loss

As a result of the foregoing, our net loss decreased by 31.2% from US$39.7 million in 2015 to US$27.3 million in 2016.

Impact of Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”), issued ASU 2014-09—Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 amends the guidance for revenue recognition to replace numerous industry-specific requirements and converges areas under the “Revenue from Contracts with Customers” topic with those of the International Financial Reporting Standards. The guidance implements a five-step process for customer contract revenue recognition that focuses on transfer of control, as opposed to transfer of risk and rewards. The amendment also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers. Other major provisions include the capitalization and amortization of certain contract costs, ensuring the time value of money is considered in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption (“modified retrospective”). The guidance is effective for reporting periods beginning after December 15, 2017. Since its issuance, the FASB has amended several aspects of the new guidance including provisions that clarify the implementation guidance on principal versus agent considerations in the new revenue recognition standard. The amendments clarify how an entity should identify the unit of accounting (i.e., the specified good or service) for the principal versus agent evaluation and how it should apply the control principle to certain types of arrangements.

Our management has completed an assessment to determine the impact on our consolidated financial statements by analyzing our primary revenue generating transaction types, and concluded that there was no impact on our results of operations as a result of adopting this standard, except for the reclassification of rebates granted to clients under the sales agent arrangement from cost of revenues to net against revenues. The amounts of such rebates were included in our cost of revenues and were US$2.6 million and US$2.2 million for the years ended December 31, 2016 and 2017, respectively. Meanwhile, there will also be additional disclosure requirements upon the adoption of this standard. We will adopt this new standard on a modified retrospective basis as of January 1, 2018.

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. The new guidance requires entities to present all deferred tax assets and liabilities, along with any related valuation allowance, as non-current on the balance sheet. The guidance is effective for public business entities for interim and annual periods beginning after December 15, 2016 (early adoption is permitted). We adopted ASU 2015-17 on January 1, 2017, and have applied this guidance retrospectively to all periods presented. Following the adoption of this guidance in 2017, US$1.1 million of current deferred tax liabilities as of December 31, 2016 has been reclassified to non-current liabilities.

In February 2016, the FASB issued ASU 2016-02: Leases (Topic 842). The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. All leases create an asset and a liability for the lessee in accordance with FASB Concepts Statement No. 6, Elements of Financial Statements, and, therefore, recognition of those lease assets and lease liabilities represents an improvement over previous GAAP, which did not require lease assets and lease liabilities to be recognized for most leases. ASU 2016-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

On August 6, 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows — Classification of Certain Cash Receipts and Payments.” The ASU provides guidance on the classification of certain cash receipts and payments including debt prepayment or debt issuance costs and cash payments for contingent considerations. The ASU also provides clarification on the application of the predominance principle outlined in ASC 230. The effective date for public entities will be annual periods beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. We will adopt this new standard on a retrospective basis as of January 1, 2018. We have assessed each of the eight specific presentation issues and the adoption of this ASU will not have a material impact on our consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes: Intra-Entity Transfers of Assets Other Than Inventory (Topic 740). This standard will require entities to recognize the income tax consequences of intra-entity transfers of assets other than inventory at the time of transfer. This standard requires a modified retrospective approach to adoption. ASU 2016-16 is effective for fiscal years and interim periods within those years beginning after December 31, 2018. We do not expect ASU 2016-16 to have a material impact to our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which revises the definition of a business. To be considered a business, an acquisition would have to include an input and a substantive process that together significantly contribute to the ability to create outputs. To be a business without outputs, there will now need to be an organized workforce. ASU 2017-01 is effective for fiscal years and interim periods within those years beginning after December 15, 2017. We currently do not expect ASU 2017-01 to have a material impact to our consolidated financial statements, but will apply the guidance upon adoption to business acquisitions, disposals and segment changes, if any.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires entities to include restricted cash and restricted cash equivalents in the cash and cash equivalent balances in the statement of cash flows. The ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, with early adoption permitted. Retrospective transition method is required. We currently present changes in restricted cash and cash equivalents depending on the nature of the cash flow within the consolidated statement of cash flows. The new guidance will not impact financial results, but will result in a change in the presentation of restricted cash and cash equivalents within the consolidated statement of cash flows. We currently plan to adopt this guidance from January 1, 2018.

In January 2017, the FASB issued ASU 2017-04, “Intangibles — Goodwill and Other (Topic 350): simplifying the test for goodwill impairment”, the guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not the difference between the fair value and carrying amount of goodwill which was the step 2 test before. The ASU should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01—Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). ASU 2016-01 changes certain recognition, measurement, presentation, and disclosure requirements for financial instruments. The new guidance requires all equity investments, except those accounted for under the equity method of accounting or resulting in consolidation, to be measured at fair value with changes in fair value recognized in net income. The guidance also simplifies the impairment assessment for equity investments without readily determinable fair values, amends the presentation requirements for changes in the fair value of financial liabilities, requires presentation of financial instruments by measurement category and form of financial asset, and eliminates the requirement to disclose the methods and significant assumptions used in estimating the fair value of financial instruments. The new guidance is effective for interim and annual periods beginning after December 15, 2017, and early adoption is not permitted except for the amended presentation requirements for changes in the fair value of financial liabilities. The adoption of this new standard is not expected to have a material impact on our results of operations, financial position or cash flows.

In June 2016, the FASB issued ASU 2016-13—Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which changes the accounting for recognizing impairments of financial assets. Under ASU 2016-13, credit losses for certain types of financial instruments will be estimated based on expected losses. The new guidance also modifies the impairment models for available-for-sale debt securities and for purchased financial assets with credit deterioration since their origination. The new guidance will be effective starting in the first quarter of fiscal 2021. Early adoption is permitted starting in the first quarter of fiscal 2020. We are currently assessing the impact this guidance will have on our consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09—Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting (“ASU 2017-09”) to provide guidance about which changes to the terms and conditions of a share-based payment award require an entity to apply modification accounting. The guidance notes that an entity should account for the effects of a modification unless the fair value of the modified award is the same as the fair value of the original award immediately before the original award was modified and it did not change any of the inputs to the valuation technique used to value the award, the vesting conditions did not change, and the classification of the award as either equity or liability did not change. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, and will be applied prospectively to any transactions occurring within the period of adoption. Early adoption is permitted, including for interim or annual periods in which the financial statements have not been issued or made available for issuance. The adoption of this update is not expected to have material impact on our results of operations, financial position or cash flows.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

As of December 31, 2017, we had US$19.4 million in cash and cash equivalents, and borrowing capacity of US$10.5 million under our revolving credit facilities and term loan facilities of a total principal amount of US$19.8 million. As of December 31, 2017, our cash and cash equivalents primarily consisted of cash on hand, cash held at bank, and time deposits placed with banks or other financial institutions, which have original maturities of three months or less. As of December 31, 2017, we had violated certain financial covenants with respect to our bank borrowings extended by a bank, however, we have obtained the necessary waiver letters such that the bank would not demand immediate repayment. We believe that our current cash and cash equivalents, together with the borrowing capacity under our revolving credit facilities and the term loan facility will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed our available financial resources, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating and financial covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

In addition, although we consolidate the results of our consolidated VIE and its subsidiary, we only have access to the assets or earnings of our consolidated VIE and its subsidiary through our contractual arrangements with our consolidated VIE and its shareholders. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with OptAim Network.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “— Holding Company Structure.” A substantial amount of our future revenues are likely to be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE as long as certain routine procedural requirements are fulfilled. However, approval from or registration with competent government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions or change the foreign exchange control policy in the future. In addition, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with the SAFE and its local branches. See “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2015	2016	2017
	(US$ in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(9,797)	(3,907)	(13,881)
Net cash used in investing activities	(18,095)	(3,710)	(19,931)
Net cash (used in)/provided by financing activities	(2,612)	24,564	25,546
Effect on exchange rate changes on cash and cash equivalents	(232)	(62)	387
Net (decrease)/increase in cash and cash equivalents	(30,504)	16,947	(8,266)
Cash and cash equivalents at the beginning of period	41,131	10,395	27,280
Cash and cash equivalents at the end of period	10,395	27,280	19,401

Operating Activities

Net cash used in operating activities amounted to US$13.9 million in 2017, which was mainly attributable to a net loss of US$24.6 million and a net decrease in working capital of US$10.3 million, partially offset by non-cash items of US$21.0 million. The net decrease in working capital of US$10.3 million was primarily attributable to a decrease in accounts payable of US$5.5 million and an increase in accounts receivable and prepaid media costs of US$9.8 million and US$2.5 million respectively, partially offset by a decrease in rebate receivables of US$0.9 million, and an increase in deferred revenue of US$5.8 million. The non-cash items of US$21.0 million were primarily attributable to fair value losses on derivative liabilities of US$10.2 million due to an increase in our enterprise value as a result of a decrease in lack of marketability discount due to our initial public offering, amortization of intangible assets of US$4.2 million relating to intangible asset and share-based compensation of US$5.1 million.

Net cash used in operating activities amounted to US$3.9 million in 2016, which was mainly attributable to a net loss of $27.3 million, partially offset by a net increase in working capital of US$1.3 million and non-cash items of US$22.1 million. The net increase in working capital of US$1.3 million was primarily attributable to an increase in deferred revenue of US$10.8 million, and increase in income tax payable of US$1.9 million and a decrease in rebates receivables of US$1.4 million, partially offset by an increase in prepaid media cost of US$9.6 million and an increase in accounts receivable of US$2.3 million. The increase in deferred revenue of US$10.8 million was primarily driven by an increase in receipt in advance from clients. The increase in prepaid media cost of US$9.6 million was primarily driven by an increase in prepaid media cost under our sales agency arrangement towards the end of 2016 to secure favorable rates for our incentive revenue as we had additional liquidity following our issuance of Series E convertible redeemable shares in December 2016. The non-cash items of US$22.1 million were primarily attributable to share-based compensation of US$21.2 million in relation to our share based payment to one of our founders and certain members of OptAim management team of US$17.6 million and employees of US$3.6 million in 2016, and amortization of intangible assets of US$4.3 million relating to intangible assets, partially offset by fair value gain on derivative financial instruments of US$4.0 million.

Net cash used in operating activities was US$9.8 million in 2015, which was mainly attributable to a net loss of $39.7 million, partially offset by a net increase in working capital of US$1.6 million and non-cash items of US$28.4 million. The net increase in working capital of US$1.6 million was primarily attributable to an increase in accrued liabilities and other current liabilities of US$9.3 million and a decrease in prepaid media costs of US$8.1 million, partially offset primarily by an increase in accounts receivable of US$13.7 million. The increase in accrued liabilities and other current liabilities of US$9.3 million was primarily driven by an increase in rebate provision to clients and accrued expenses. The increase in accounts receivable of US$13.7 million was commensurate with the growth of our gross billing. The non-cash items of US$28.4 million were mainly attributable to fair value loss on derivative financial instruments of US$19.4 million, share-based compensation of US$6.5 million and amortization of intangible assets of US$2.0 million.

Investing Activities

Net cash used in investing activities in 2017 was US$19.9 million, due to an increase in time deposits of US$25.0 million.

Net cash used in investing activities in 2016 was US$3.7 million, due to an increase in restricted cash of US$4.2 million as we incurred more bank borrowings in 2016, and purchase of property and equipment of US$1.0 million, partially offset by a decrease in short-term investments of US$1.6 million.

Net cash used in investing activities in 2015 was US$18.1 million. This primarily consisted of US$14.5 million acquisition cost of subsidiaries, net of cash received related to the payment of cash consideration for our acquisition of OptAim and purchase of property and equipment of US$2.6 million.

Financing Activities

Net cash provided by financing activities in 2017 was US$26.0 million, which was primarily attributable to our net IPO proceed of US$28.4 million.

Net cash provided by financing activities in 2016 was US$24.6 million, which was primarily attributable to US$20.0 million of proceeds from issuance of series E convertible redeemable preferred shares and US$8.2 million of proceeds from bank borrowings, partially offset by repayment of bank borrowings of US$3.8 million.

Net cash used in financing activities in 2015 was US$2.6 million. This was primarily attributable to US$15.0 million of remaining proceeds from issuance of series D convertible redeemable preferred shares, US$7.6 million of proceeds from bank borrowings and US$0.3 million of proceeds from exercise of share options. These were partially offset by the repurchase of ordinary shares in an amount of US$11.6 million, the repurchase of series B convertible redeemable preferred shares in an amount of US$11.6 million, repayment of bank borrowings in an amount of US$1.6 million and repayment of a loan provided by our director in an amount of US$0.6 million.

Credit Facilities

In December 2015, we entered into a facility agreement for working capital loans with SPD Silicon Valley Bank, which was most recently amended in December 2017. Pursuant to the agreement as amended, we were granted a one-year revolving line of credit up to the lesser of (a) RMB50 million (US$7.6 million) and (b) a borrowing base equal to 70% of eligible accounts receivable (as defined in the agreement). The agreement as amended provides for customary representations, warranties, affirmative and negative covenants and events of default. The agreement as amended also includes a financial covenant that requires that we meet certain minimum monthly adjusted quick ratio and minimum quarterly EBITDA. We provided corporate guarantee and a maximum amount of RMB60 million (US$9.1 million) account receivables as pledge to secure our obligation to SPD Silicon Valley Bank. The interest rate of this facility is the benchmark interest rate determined by the People’s Bank of China for loans over one year granted by financial institutions plus 1.65% per annum. We are required to make monthly interest payments through December 2018, when the loan matures and the principal is due and payable. We are allowed to voluntarily prepay the loan without prepayment charges. As of December 31, 2017, the total outstanding amount of the revolving loan was RMB50 million (US$7.6 million).

In December 2015, we entered into a facility agreement for working capital loans with SPD Silicon Valley Bank, which was most recently amended in December 2017. Pursuant to the agreement as amended, we were provided with a US$2 million term loan and a revolving line of credit up to the lesser of (a) US$3 million and (b) a borrowing base equal to 80% of eligible accounts receivable (as defined in the agreement). The agreement as amended provides for customary representations, warranties, affirmative and negative covenants and events of default. The agreement as amended also includes a financial covenant that requires that we meet certain minimum monthly adjusted quick ratio and minimum quarterly EBITDA. We provided corporate guarantee and debentures constituting a floating charge over all assets of certain of our subsidiaries to secure our obligation to SPD Silicon Valley Bank. The interest rate for the term loan facility is the benchmark interest rate determined by three-month LIBOR plus 7.00% per annum, and we are required to make equal monthly payments of principal plus accrued interest through January 2018. We will be charged a prepayment fee if we prepay the term loan before the maturity date. As of December 31, 2017, the total outstanding amount of the term loan was approximately US$0.3 million and no further amounts were available to be drawn under this facility. The interest rate of the revolving loan is the benchmark interest rate determined by three-month LIBOR plus 5.55% per annum, and we are required to make monthly interest payments through December 2018, when the loan matures and the principal is due and payable. We are allowed to voluntarily prepay the revolving loan without prepayment charges. As of December 31, 2017, the total outstanding amount under the revolving loan was US$2,800,000 and US$200,000 was available to be drawn under this facility. This loan also contains certain repayable on demand clause.

In May 2016, we entered into a facility agreement for working capital loans with Bangkok Bank, which was most recently amended in June 2017. Pursuant to the agreement as amended, we were provided with a RMB30 million (US$4.4 million) revolving line of credit. The agreement as amended provides for customary representations, warranties, affirmative and negative covenants and events of default. The agreement as amended does not include a financial covenant. Our obligations to Bangkok Bank are secured by a pledged deposit in US dollar equals to 105% of our total outstanding amount under this facility. The interest rate of this facility was the benchmark interest rate determined by the People’s Bank of China for loans over nine months granted by financial institutions times 115% per annum. We are required to make monthly interest payments through May 2018, when the loan matures and the principal is due and payable. We will be charged a prepayment fee if we prepay the loan before the maturity date. As of December 31, 2017, we had no outstanding balance under this revolving loan.

In March 2017, we entered into a facility agreement for working capital loans with Eastwest Bank, which provides for a RMB30 million (US$4.3 million) 18-month revolving loan. The agreement includes a financial covenant that requires that we meet certain minimum monthly bank statement balance, annual profit margin requirement and minimum monthly adjusted quick ratio. We provided corporate guarantee and account receivables as pledge to secure our obligations under this revolving loan. The interest rate of this facility is fixed at 5.75% per annum, and we are required to make payment of accrued interest every three months through September 2018, when the loan matures and principal is due and payable. We are required to reimburse the bank with any incurred cost allowance if we prepay the loan before the maturity date. As of December 31, 2017, we had not drawn down under this revolving loan.

As of December 31, 2016 and 2017, certain financial covenants (minimum monthly adjusted quick ratio and minimum quarterly EBITDA as defined in the banking facilities agreements) as set out in these loan agreements have been breached. The relevant subsidiaries have obtained waiver letters for waiving the requirements to meet the financial covenants such that the bank would not demand immediate repayment.

Other than those shown in “—Credit Facilities”, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2017.

Capital Expenditures

We made capital expenditures of US$2.7 million, US$0.9 million and US$0.1 million in 2015, 2016 and 2017, respectively. In these periods, our capital expenditures were mainly used for the purchase of property and equipment and purchase of software. We will continue to make capital expenditures to support our business.

Holding Company Structure

iClick Interactive Asia Group Limited is a Cayman Islands exempted limited liability company, used as a holding company with no material operations of its own. We conduct our operations primarily through our wholly owned subsidiaries, our consolidated VIE and its subsidiary in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly owned PRC subsidiaries and consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We currently plan to reinvest all earnings from our PRC subsidiaries to their business developments and do not plan to request dividend distributions from them.

C. Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview— Research and Development” and “—Intellectual Property”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2017 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial conditions.

E. Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or product development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2017:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US$ in thousands)
Operating lease obligations	1,862	1,796	66	—	—
Debt obligation, including interest	11,137	11,137	—	—	—
Total	12,999	12,933	66	—	—

Our operating lease obligations relate to our leases of office premises. We lease our office premises under a non-cancelable operating lease arrangement. Rental expenses under operating leases for 2016 and 2017 were US$3.0 million and US$1.9 million, respectively.

G. Safe Harbor

See “Forward-Looking Statements” on page 3 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. Except for Messrs. Scott Moore, Dylan Huang and Honnus Cheung, the business address for our directors and executive officers is that of our principal executive office at: 15/F, Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong S.A.R. The business address of Mr. Scott Moore is 1935 NE 19th St., Clyde Hill, WA 98004. The business address of Mr. Dylan Huang is 522 Huamei St. 11F-1, West district, Taichung, Taiwan. The business address of Ms. Honnus Cheung is Unit 3608, Level 36, AIA Tower, 183 Electric Road, Hong Kong.

Directors and Executive Officers	Age	Position/Title
Wing Hong Sammy Hsieh	45	Chairman of the Board, Chief Executive Officer, and Co-Founder
Jian Tang	41	Director, Chief Operating Officer, Chief Technology Officer, and Co-Founder
Yau Ping Ricky Ng	37	Director and Co-Founder
Yu Long	45	Director
Antares Au	39	Director
Scott Moore	56	Director
Dylan Huang	43	Director
Honnus Cheung	47	Director
Jie Jiao	37	Chief Financial Officer
Yan Lee	35	Chief Product Officer

Mr. Wing Hong Sammy Hsieh is our chairman of the board and co-founder and has served as our chief executive officer since 2009. Prior to founding our company, Mr. Hsieh held senior positions in a number of prominent technology companies. Mr. Hsieh was general manager for Asia Pacific at Efficient Frontier (now an Adobe company), a leading digital performance marketing company in 2008. Prior to that, Mr. Hsieh was director of Search Marketing at Yahoo Hong Kong during 2000 to 2008, during which he oversaw the business operations, including sales, marketing, business development and product management. Mr. Hsieh also held various sales and marketing positions at the LVMH Group and British American Tobacco earlier in his career. Mr. Hsieh received his bachelor’s degree in economics from the University of California, Los Angeles.

Mr. Jian Tang is our director and co-founder and has served as our chief operating officer since January 2016 and our chief technology officer since November 2016. Mr. Tang has approximately 20 years of experience in digital advertising and is well-known in the area of advertising technologies and big data in China. Prior to joining us, Mr. Tang founded OptAim in 2012, which was later acquired by us in July 2015. Prior to founding OptAim, Mr. Tang was Tencent’s engineering director of Advertising Platform Department who helped initiate and develop Tencent’s programmatic ad exchange platform. Mr. Tang had also served key research and engineering and management roles at Yahoo’s global research and development center, Baidu and Microsoft Research from 2005 to 2011, where he led a number of major technical and research and development projects. Mr. Tang received his doctor’s degree in computer engineering from Tsinghua University. Mr. Tang was named by Campaign Asia as one of the leaders in its Digital A-List in 2016.

Mr. Yau Ping Ricky Ng is our director and co-founder. Mr. Ng has also served as director of both Aladdin Fintech (Beijing) Company Limited and Aladdin Fintech Company Limited. Prior to founding our company, Mr. Ng was head of direct sales at Yahoo Hong Kong where he specialized in developing new business and sales partnerships for the company’s search marketing and performance display solutions. Mr. Ng received his bachelor’s degree in computer science from the Chinese University of Hong Kong. Mr. Ng was named by Campaign Asia as “Digital A-list Digital Entrepreneur” in 2015 and Vmarketing as “Top 100 digital figures in 2011-2012.”

Ms. Yu Long was appointed as our director by Bertelsmann Asia Investments in February 2011 in connection with its subscription of our series B preferred shares. Ms. Long currently also serves as a member of Bertelsmann Group management committee, chief executive officer of Bertelsmann China Corporate Center and managing partner of Bertelsmann Asia Investments. Ms. Long serves on the board of Tapestry Inc. (NYSE: TPR), China Distance Education (NYSE: DL) and Bitauto Holdings Limited (NYSE: BITA). Prior to that, Ms. Long was a principal at Bertelsmann Digital Media Investments. She joined the international media, services, and education company via the Bertelsmann Entrepreneurs Program in 2005. From 1996 to 2003, Ms. Long was a producer and lead anchor for the Sichuan Broadcasting Group. From 1994 to 1996 she was a producer and host for Chengdu People’s Radio Broadcasting. In addition, she is a member of the Stanford Graduate School of Business Advisory Council. Ms. Long is an active member of the World Economic Forum’s Young Global Leaders Advisory Council and is also a member of its Global Agenda Council on the Future of Media, Entertainment & Information.

Mr. Antares Au was appointed as our director by SSG Capital in February 2011 in connection with its subscription of our ordinary and series C preferred shares. Mr. Au is a founding member and managing director of SSG Capital Management (Hong Kong) Limited and has headed its investment activities in Greater China since the firm’s establishment in 2009. He also serves as director of Jamestrong Investment Holding Limited and various entities affiliated with SSG Capital. Mr. Au previously worked at Lehman Brothers Asia Special Situations Group where he was responsible for the group’s investment activities in Greater China from 2007 to 2008. Prior to that, he worked at an affiliate of Och Ziff Capital Management from 2006 to 2007 and the private equity team of Fortress Investment Group from 2003 to 2005. He worked in the investment banking division of Goldman Sachs in New York from 2001 to 2002. Mr. Au received his bachelor’s degree in computer science and economics from Columbia University.

Mr. Scott Moore has served as our director since December 2017. Mr. Moore is the founder, chief executive officer and member of the board of directors of Ad Lightning, Inc. From September 2013 to April 2016, he served as chairman of the board of directors and chief executive officer of Cheezburger Networks, Inc. Prior to this, Mr. Moore was the chief digital officer of Hibu, plc. From 2009 to 2011, Mr. Moore was the executive producer at MSN US for Microsoft Corporation. During his employment with Microsoft Corporation, Mr. Moore also served on the board of directors of MSNBC.com, a joint venture of Microsoft Corporation and NBC Universal. Mr. Moore received his MBA degree from the University of Washington in 1994 and his bachelor’s degree in arts from the Harvard College in 1985.

Mr. Dylan Huang has served as our director since December 2017. Mr. Huang has served as senior vice president of Meituan-Dianping since 2017. Mr. Huang served as the corporate vice president, group chief technology officer and general manager at Tencent Online Media Group from 2008 to 2017, leading its media’s mobile initiative. He was the senior lead program manager, program manager, software design engineer and software design engineer in test at Microsoft Corporation from 2001 to 2008. Mr. Huang received his bachelor’s degree and doctor’s degree in electrical engineering from Zhejiang University and his MBA degree from Washington Business School.

Ms. Honnus Cheung has served as our director since December 2017. Ms. Cheung has served as the chief financial officer at Travelzoo, Asia Pacific since September 2015. Ms. Cheung served as the group chief financial officer of Travelzoo (Asia Pacific) Inc from November 2009 to August 2015 and the Asia Pacific chief financial officer of Travelzoo Inc. from September 2007 to October 2009. Prior to working at Travelzoo, Ms. Cheung served as the regional finance director of Yahoo Asia Pacific operations from 1999 to 2007. Prior to working at Yahoo, Ms. Cheung worked various professional positions at American Standard and PricewaterhouseCoopers. Ms. Cheung received her bachelor’s degree in commerce from the University of Queensland, Australia and an MBA degree from Northwestern University, United States. Ms. Cheung is a fellow member of Hong Kong Institution of Certified Public Accountants of Hong Kong (FCPA) and Certified Practising Accountants of Australia (FCPA), respectively. She is also a fellow member of the Hong Kong Institute of Directors (FHKIoD).

Ms. Jie Jiao has served as our chief financial officer since May 2017 and was our head of finance from 2014 to 2016. Ms. Jiao has also served as an independent non-executive director of China Sunshine Paper Holdings Company Limited (2002.HK), a Hong Kong listed company, since 2014. Prior to joining us, Ms. Jiao served at several U.S. or Hong Kong-listed companies, including ArtGo Holdings Limited (3313.HK) and Fang Holdings Limited (NYSE: SFUN), mainly in charge of their initial public offerings, compliance after the initial public offerings and investor relationship from 2007 to 2014. She was a senior counsel at Jingtian & Gongcheng from 2004 to 2007. Ms. Jiao received her bachelor degree of law and bachelor degree of economics from Peking University, and her master degree of law in Oxford University. Ms. Jiao is a Chartered Financial Analyst and has obtained her PRC Legal Profession Qualification Certificate.

Mr. Yan Lee has served as our chief product officer since 2016. Mr. Lee has approximately ten years of experience in digital marketing and products, with a focus on big data advertising platforms as well as business ecosystem infrastructure. Prior to joining us, Mr. Lee was the founder and chief executive officer of Buzzinate, a leading demand side platform and data service provider in mainland China, which was acquired by us in November 2014. Prior to founding Buzzinate, Mr. Lee held strategic advertising roles at several 4As agencies serving automobile, fast-moving consumer goods and retail clients. Mr. Lee received his dual bachelor’s degrees in advertising and corporate management from National Chengchi University in Taiwan, and an MBA degree from China Europe International Business School in Shanghai, China. In 2012, Mr. Lee was named by Forbes China as one of China’s “30 Under 30” Entrepreneurs.

Employment Agreements and Indemnification Agreements with Executive Officers

We have entered into employment agreements with each of our executive officers.

Term and Termination

Pursuant to these agreements, we will be entitled to terminate a senior executive officer’s employment for cause at any time without remuneration for certain act of dishonesty, serious misconduct or any other act that justifies immediate dismissal of the officer, or if that officer is precluded by law from performing his duty as an officer. We may also terminate a senior executive officer’s employment by giving three months’ prior written notice or three months’ salary if the senior executive officer is not qualified for his position after we provide relevant training to him. A senior executive officer may terminate his or her employment at any time by giving three months’ prior written notice.

Confidentiality; IP

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information, including but not limited to, trade secrets, any information concerning the process, system, data, financials, dealings or other confidential business information. The executive officers have also agreed that all intellectual property rights which they conceive, develop, write or otherwise created in the course of their employment, whether during or outside normal working hours, will be vested solely in us, and the officers will, at our request and expense, execute such assignments and assurances as may be reasonably necessary to perfect our ownership of those rights.

Non-Competition and Non-Solicitation

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for six months following the last date of employment. Specifically, during such term each executive officer has agreed not to (i) directly or indirectly engage or involve in any business which is in competition with us; (ii) directly or indirectly canvass or solicit from our clients any goods or services similar to ours; and (iii) entice, endeavor to entice, persuade or procure away any of our employees.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by them in connection with claims made by reason of their being a director or officer of our company.

B. Compensation of Directors and Executive Officers

For the year ended December 31, 2017 we paid an aggregate of approximately US$0.9 million in cash to our executive officers, and we did not pay any compensation to our non-executive directors. Subject to the requirements under the applicable laws, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and variable interest entity are required by law to make contributions based on the insurance scales set forth by the local government for employees’ pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our Hong Kong subsidiaries are required by the Hong Kong Mandatory Provident Fund Schemes Ordinance to make monthly contributions to the mandatory provident fund scheme in an amount equal to at least 5% of an employee’s salary.

Share Incentive Plans

2010 Plan

Under the 2010 Plan, the maximum number of ordinary shares that may be issued to the beneficiaries is 2,398,137, which have been issued to Arda as trustee to the beneficiaries of the 2010 Plan. As of March 31, 2018, options to purchase 1,503,169 ordinary shares are outstanding, including unvested options to purchase 346,624 ordinary shares, and vested and unexercised options to purchase 1,156,545 ordinary shares.

The following paragraphs describe the principal terms of the 2010 Plan.

Type of Awards. The 2010 Plan permits the award of options to purchase our ordinary shares.

Trustee. Mr. Wing Hong Sammy Hsieh through Arda upon trust serves as the trustee to the beneficiaries of the 2010 Plan. Upon a grantee’s exercise of any options awarded under the 2010 Plan, the trustee shall hold the resulting ordinary shares until a public offering of our ordinary shares on a stock exchange or if our board of directors decides to transfer the ordinary shares to the grantee, and until either of such transfer events, the trustee shall pay cash or other dividend payments on these ordinary shares to the grantee. The trustee shall only deal with the trust properties in such manner as our board of directors from time to time directs in writing.

Award Agreement. Any award granted under the 2010 Plan is evidenced by an award agreement that sets forth terms, conditions and limitations on such award, which may include the number of options awarded, the exercise price, the vesting schedule, the provisions applicable in the event of the grantee’s employment or service terminates, among others. We may amend or delete the terms of any award from time to time, provided that no such amendment shall impair the rights and benefits of any participant without his or her consent.

Eligibility. We may grant awards to employees of our company or any of our subsidiaries.

Vesting Schedule. Unless otherwise stated in respective grants, subject to forfeiture and arrangement on termination of employment or service, 25% of the share options shall be vested at the one-year anniversary of the grant date and 1/36 of the remaining 75% of the shares options shall be vested per month thereafter. In the event a take-over offer is made to our ordinary shares, we will use our best endeavors to procure that such take-over offer be extended to any ordinary shares that may be allotted pursuant to the exercise of unexercised share options.

Exercise of Options. Vested options will become exercisable during the first five business days of January, April, July and October until the termination date of the 2010 Plan, subject to other terms and conditions provided in the relevant award agreements. Once all the preconditions are met, a participant may exercise options in whole or in part by giving written notice of exercise to us specifying information such as the number of shares to be purchased.

Transfer Restrictions. The participant will not be permitted to transfer, assign, dispose of, or create or purport to create any encumbrances over any option. In principle, all options shall be exercisable only by the participants. Any such transfer, assignment, disposal or encumbrance or purported encumbrance shall result in the automatic cancellation of the option.

Termination and amendment of the 2010 Plan. Our board of directors may amend or discontinue the 2010 Plan, provided that such amendment or termination shall not impair the rights of a participant under any award without such participant’s consent.

The following table summarizes, as of March 31, 2018, the outstanding options granted under the 2010 Plan to our directors, executive officers and other grantees.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Yau Ping Ricky Ng	*	4.800	June 21, 2013	April 1, 2023
Jian Tang	*	0.2687 – 4.0304	August 1, 2015	August 1, 2025
Yan Lee	*	8.1290 – 8.1300	January 1, 2015 to January 1, 2017	January 1, 2025 to January 1, 2027
Jie Jiao	*	8.1290 – 8.1300	August 18, 2014 to January 1, 2017	July 1, 2024 to January 1, 2027
Other grantees	1,232,036	0.0100 – 20.0000	April 1, 2011 to July 1, 2017	April 1, 2020 to April 1, 2027

*	Less than 1% of our total outstanding ordinary shares.

2017 and 2018 Performance-Based Incentive Shares

In December 2016, our board of directors and shareholders authorized the issuance of 1,068,114 ordinary shares to Jian Tang and certain other employees in China upon the fulfillment of certain performance conditions in 2017, and the issuance of 801,086 ordinary shares to Jian Tang and certain other employees in China upon the fulfillment of certain performance conditions in 2018. The performance conditions were not fulfilled in 2017 and 1,068,114 ordinary shares were not issued to Jian Tang and certain other employees.

2017 Share Incentive Plan

Under our 2017 Plan, which became effective in December 2017, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2017 Plan shall initially be 1,000,000 Class A ordinary shares, plus an annual increase on the first day of each of our fiscal year during the term of the 2017 Plan commencing with the fiscal year beginning January 1, 2018, by an amount equal to the least of (i) 0.5% of the total number of Class A ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 150,000 Class A ordinary shares or (iii) such number of Class A ordinary shares as may be determined by our board of directors. All of such shares will be Class A ordinary shares. Following the annual increase on January 1, 2018 of 106,194 Class A ordinary shares, the award pool under the 2017 Plan is 1,106,194 Class A ordinary shares as of the date of this annual report. As of March 31, 2018, we have not granted any awards under the 2017 Plan.

The following paragraphs describe the principal terms of the 2017 Plan.

Types of Awards. The 2017 Plan permits the awards of options, restricted shares and restricted share units.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors will administer the 2017 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the 2017 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination and amendment of the 2017 Plan. Unless terminated earlier, the 2017 Plan has a term often years. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law. Shareholder approval is required for any amendment to the 2017 Plan that (i) increases the number of shares available under the 2017 Plan, or (ii) permits the plan administrator to extend the term of the 2017 Plan or the exercise period for an option beyond ten years from the date of grant.

C. Board Practices

Our board of directors consists of eight directors, including executive directors and non-executive directors. Pursuant to our eighth amended and restated memorandum and articles of association, the size of our board of directors shall be limited to nine. Please refer to “Item 3. Key Information—D. Risk Factors — Risk Related to Our American Depositary Shares — As a company incorporated in the Cayman Islands, we will adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ corporate governance requirements.” The powers and duties of our directors include convening general meetings and reporting our board’s work at our shareholders’ meetings, declaring dividends and distributions, determining our business and investment plans, appointing officers and determining the term of office of the officers, preparing our annual financial budgets and financial reports, formulating proposals for the increase or reduction of our authorized capital as well as exercising other powers, functions and duties as conferred by our articles of association. Our directors may exercise all the powers of our company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

Committees of the Board of Directors

We are a foreign private issuer (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs are listed on the NASDAQ Global Market. Under Section 5615 of the NASDAQ Stock Market Rules, NASDAQ-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by NASDAQ with limited exceptions. Please refer to “Item 3. Key Information — D. Risk Factors—Risk Related to Our American Depositary Shares — As a company incorporated in the Cayman Islands, we will adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ corporate governance requirements.” We have established an audit committee, a compensation committee, and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee Our audit committee consists of Honnus Cheung, Scott Moore and Dylan Huang, and is chaired by Honnus Cheung. Honnus Cheung, Scott Moore and Dylan Huang each satisfy the “independence” requirements of the Rule 5605(c)(2) of the Listing Rules of the NASDAQ Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Honnus Cheung qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-screening all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm; and

•	reporting regularly to the board of directors.

Compensation Committee Our compensation committee consists of Dylan Huang, Wing Hong Sammy Hsieh and Jian Tang, and will be chaired by Dylan Huang. Dylan Huang satisfies the “independence” requirements of the Listing Rules of the NASDAQ Stock Market. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

•	reviewing the compensation of our directors and making recommendations to the board with respect to it; and

•	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee Our nominating and corporate governance committee will consist of Scott Moore, Wing Hong Sammy Hsieh, and Jian Tang, and will be chaired by Scott Moore. Scott Moore satisfies the “independence” requirements of the Listing Rules of the NASDAQ Stock Market. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a common law duty to act honestly in good faith with a view to our best interests and for a proper purpose. Our directors also have a duty to exercise the skill they actually possess with the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening general meetings and reporting our board’s work at our shareholders’ meetings;

•	declaring dividends and distributions;

•	determining our business and investment plans;

•	appointing officers and determining the term of office of the officers;

•	preparing our annual financial budgets and financial reports;

•	formulating proposals for the increase or reduction of our authorized capital; and

•	exercising other powers, functions and duties as conferred by our articles of association.

Our directors may exercise all the powers of our company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party.

Terms of Directors and Officers

Pursuant to our eighth amended and restated memorandum and articles of association, our board of directors shall have the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the board or as an addition to the existing board (subject to the maximum size limit). Any director so appointed by the board shall hold office only until the next following annual general meeting and shall then be eligible for re-election. Our directors will not be subject to a term of office and will hold their offices until such time as they are removed from office by an ordinary resolution of our shareholders with or without cause, or by the board of directors for cause. “Cause” shall mean a conviction for a criminal offence involving dishonesty or engaging in conduct which brings the director or us into disrepute or which results in material financial detriment to the us. In addition, the office of any of our directors shall be vacated if the director (a) resigns his office by notice in writing to our company; (b) becomes of unsound mind or dies; (c) without special leave of absence from our board of directors, is absent from meetings of the board for six consecutive months and the board of directors resolves that his office be vacates; (d) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (e) is prohibited by law from being a director; or (f) ceases to be a director by virtue of any provision of the Statutes or is removed from office pursuant to our memorandum and articles of association.

Pursuant to our eighth amended and restated memorandum and articles of association, any removal or appointment of chairman of the board is subject to shareholder approval by ordinary resolution.

D. Employees

Employees

As of December 31, 2015, 2016 and 2017 we had a total of 596, 554 and 448 employees, respectively. The table below provides a breakdown of our employees by function as of December 31, 2017:

	Number of employees	% of Total
Product, technology and data engineering	65	14.5
Operation support	225	50.2
Sales and business development	92	20.6
General and administrative	66	14.7

Total	448	100.0

As of December 31, 2017, we had a total of 448 employees, decreasing by 19.1% from 554 as of the end of December 31, 2016. The decrease primarily resulted from the decrease in headcount for sales and business development functions as we continued to optimize our client base to focus on profitability and liquidity, and for general and administrative functions and product team as we further integrated OptAim’s operations, which had been completed by June 30, 2017. The decrease was partially offset by the expansion of operation support for mobile audience solutions business.

We enter into standard labor contracts and confidentiality agreements with our management and employees. Our success depends on our ability to attract, retain and motivate qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages initiative and self-development. We provide specific training to new employees at orientation to familiarize them with our working environment and operational procedures. We also design and implement in-house training programs tailored to each job function and set of responsibilities to enhance performance. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

In addition to salaries and benefits, we provide commission-based compensation for our sales force and performance-based bonuses for other employees. We also allow many of our employees to participate in share-based incentive plans to align their interests more closely with those of our shareholders. As required by regulations in China, we participate in various employee social security plans that are administered by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance plans. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local governments from time to time.

We believe that our working environment and the support and benefits provided to our employees have contributed to maintaining good working relationships with our employees. None of our employees are represented by labor unions.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2018 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 26,081,028 ordinary shares outstanding as of March 31, 2018, comprising of (i) 21,260,420 Class A ordinary shares, excluding the Class A ordinary shares underlying the options granted but not yet exercised (whether or not they are vested) and options reserved for issuance under our 2010 Plan, and (ii) 4,820,608 Class B ordinary shares outstanding.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares		Class B Ordinary Shares	Total Ordinary Shares				Aggregate Voting Power
	Number		Number	Number		% †		% † †
Directors and Executive Officers:
Wing Hong Sammy Hsieh(1)	296,350		2,500,580	2,796,930		10.7		42.8
Jian Tang(2)	20,039		2,320,028	2,340,067		9.0		39.4
Yau Ping Ricky Ng(3)	954,653		—	954,653		3.6		0.8
Yu Long	—		—	—		—		—
Antares Au	—		—	—		—		—
Scott Moore	—		—	—		—		—
Dylan Huang	—		—	—		—		—
Honnus Cheung	—		—	—		—		—
Jie Jiao	(i	)	—	(i	)	(i	)	(i	)
Yan Lee	(i	)	—	(i	)	(i	)	(i	)
All directors and Executive Officers as a Group	1,366,509		4,820,608	6,187,117		23.6		83.1

Principal Shareholders:
Bertelsmann Asia Investments AG and its affiliate(4)	3,281,417		—	3,281,417		12.6		2.8
Blue Focus International Limited(5)	3,235,338		—	3,235,338		12.4		2.7
Sumitomo Corporation Equity Asia Limited(6)	2,881,030		—	2,881,030		11.0		2.4
Wing Hong Sammy Hsieh(1)	296,350		2,500,580	2,796,930		10.7		42.8
Czerny Holdings Limited and Cervetto Holdings Limited(7)	2,486,802		—	2,486,802		9.5		2.1
Igomax Inc.(8)	—		2,320,028	2,320,028		8.9		39.4
Maestro Investment Holdings Limited(9)	2,011,997		—	2,011,997		7.7		1.7
O & K Investment Limited(10)	1,532,955		—	1,532,955		5.9		1.3

(i)	Less than 1% of our total outstanding shares.
†	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of March 31, 2018, by the sum of (1) 26,081,028, which is the total number of ordinary shares outstanding as of March 31, 2018; and (2) the number of ordinary shares that such person or group has the right to acquire within 60 days of March 31, 2018.
††	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to 20 votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.
(1)	Represents (a) 2,500,580 Class B ordinary shares held by Wing Hong Sammy Hsieh; and (b) 296,350 Class A ordinary shares held by Arda Holdings from the exercise of options under our 2010 Plan. These ordinary shares held by Arda Holdings will be transferred to the relevant beneficiaries of the 2010 Plan. Mr. Hsieh through Arda upon trust serves as the trustee to the beneficiaries of the 2010 Plan (the trustee shall only deal with the trust properties in such manner as our board from time to time directs in writing).
(2)	Represents (a) 2,320,028 Class B ordinary shares held by Igomax Inc., a British Virgin Islands company wholly owned by Jian Tang, and (b) 20,039 Class A ordinary shares that are issuable upon exercise of options held in trust by Mr. Tang on behalf of certain consultants of OptAim.
(3)	Represents (a) 880,653 Class A ordinary shares held by Yau Ping Ricky Ng and (b) 74,000 Class A ordinary shares that are issuable upon exercise of options held by Mr. Ng.
(4)	Represents (a) 2,689,329 Class A ordinary shares held by Bertelsmann Asia Investments AG, and (b) 592,088 Class A ordinary shares held by BAI GmbH. Bertelsmann Asia Investments AG is a Swiss company and BAI GmbH is a Germany company. Both Bertelsmann Asia Investments AG and BAI GmbH are controlled by Bertelsmann SE & Co. KGaA.
(5)	Represents 3,235,338 Class A ordinary shares held by Blue Focus International Limited, a company incorporated in Hong Kong. Blue Focus International Limited is wholly owned by BlueFocus Communication Group Co. Ltd., a company listed on Shenzhen Stock Exchange.
(6)	Represents 2,881,030 Class A ordinary shares held by Sumitomo Corporation Equity Asia Limited, a company incorporated in Hong Kong wholly owned by Sumitomo.
(7)	Represents (a) 887,616 Class A ordinary shares held by Czerny Holdings Limited and (b) 1,599,186 Class A ordinary shares held by Cervetto Holdings Limited. Czerny Holdings Limited and Cervetto Holdings Limited are incorporated in the British Virgin Islands. Czerny Holdings Limited is wholly owned by SSG Capital Partners I GPGP, Ltd and Cervetto Holdings Limited is wholly owned by SSG Capital Partners II GPGP, Ltd. Mr. Wong Ching Him, Mr. Shyam Maheshwari and Mr. Andreas Vourloumis together hold all voting power over SSG Capital Holdings Limited, which is the sole shareholder of SSG Capital Partners I GPGP, Ltd and SSG Capital Partners II GPGP, Ltd. The registered office address of Czerny Holdings Limited and Cervetto Holdings Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.
(8)	Represents 2,320,028 Class B ordinary shares held by Igomax Inc, a British Virgin Islands company wholly owned by Jian Tang.
(9)	Represents 2,011,997 Class A ordinary shares held by Maestro Investment Holdings Limited, a company incorporated in British Virgin Islands. Jiping Liu is the sole shareholder of Maestro Investment Holdings Limited.
(10)	Represents 1,532,955 Class A ordinary shares held by O & K Investment Limited, a company incorporated in Hong Kong. Sunee Chiraseivinupraphand is the sole shareholder of O & K Investment Limited. Sunee Chiraseivinupraphand is spouse of Wing Hong Sammy Hsieh.

To our knowledge, as of March 31, 2018, 2,156,250, or 8.3% of our ordinary shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with our Variable Interest Entity and its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Shareholders Agreement

We entered into a fourth amended and restated shareholders agreement on December 28, 2016 with our shareholders, which consist of holders of our ordinary shares, series A preferred shares, series B preferred shares, series C preferred shares, series D preferred shares and series E preferred shares.

The shareholders agreement provides for certain shareholders rights. Except for the registration rights described below, all the shareholders’ rights under the shareholders agreement automatically terminated upon completion of our initial public offering.

Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. Holders of at least 25% of the registrable securities, which include our ordinary shares issued or issuable to certain ordinary shareholders, ordinary shares issued or to be issued upon conversion of our preferred shares, ordinary shares issued as a dividend of our preferred shares, or ordinary shares owned or acquired by purchasers of our preferred shares, may, at any time, request registration of their shares and we will use our reasonable best efforts to cause such shares to be registered. We, however, are not obligated to effect a demand registration if we have already effected three demand registrations. We also have the right to defer the filing of a registration statement for up to forty-five days on any one occasion or for up to a total of ninety days during any twelve month period if our board of directors determines in good faith that the registration at such time would be materially detrimental to us and our shareholders, provided that we may not register any securities for our own account or any other person within such period other than pursuant to a registration statement relating to the sale of securities pursuant to our share incentive plan, relating to a corporate reorganization or other transaction under Rule 145 of the Securities Act, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities, or a registration in which the only ordinary shares being registered are ordinary shares issuable upon conversion of debt securities that are also being registered.

Form F-3 Registration Rights. When we are eligible for registration on Form F-3, upon a written request from any holder of the registrable securities then outstanding, we must promptly file a registration statement on Form F-3 covering the offer and sale of the registrable securities by the requesting shareholders and other holders of registrable securities who choose to participate in the offering upon notice. We, however, are not obligated to effect more than two such Form F-3 registrations that have been declared and ordered effective within any twelve-month period.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering for our own account or for the account of holder of equity securities, other than pursuant to a registration statement relating to the sale of securities pursuant to our share incentive plan, relating to a corporate reorganization or other transaction under Rule 145 of the Securities Act, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities, or a registration in which the only ordinary shares being registered are ordinary shares issuable upon conversion of debt securities that are also being registered, then we must offer holders of our registrable securities an opportunity to include in this registration all or any part of their registrable securities.

Underwritten Offering. The underwriters of any underwritten offering may in good faith request a reduction in the number of shares offered by reducing the number to be satisfactory to the underwriter in the following order: (i) if the offering is our IPO, exclude from the underwritten offering all of the registrable securities (so long as the only securities included in such offering are those sold for our own account) or (ii) otherwise exclude up to twenty-five percent (25%) of the registrable securities requested to be registered but only after first excluding all other equity securities from the registration and underwritten offering and so long as the number of shares to be included in the registration on behalf of the non-excluded holders is allocated among all holders in proportion, as nearly as practicable, to the respective amounts of registrable securities requested by such holders to be included.

Expenses of Registration. We will pay all expenses incurred in complying with the terms of the registration rights provisions, other than the underwriting discounts and commissions applicable to the sale of registrable securities pursuant to the registration rights provisions (which shall be borne by the holders requesting registration on a pro rata basis in proportion to their respective numbers of registrable securities sold in such registration), provided that expenses for a demand or F-3 registration withdrawn at the request of a majority of holders of registrable securities shall be borne by the withdrawing shareholders unless such withdrawal is due to our action or inaction or an event outside of the reasonable control of such holders.

Termination of Obligations. The registration rights set forth above shall terminate on the later of (i) the date that is five years from the date of closing of a qualified initial public offering and (ii) with respect to any holder, the date on which such holder may sell all of their registrable securities under Rule 144 of the Securities Act in any ninety-day period.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share Incentive Plan.”

Other Transactions with Related Parties

On December 31, 2015, we borrowed interest-free short-term loans from Mr. Jian Tang, our director, chief operating officer, chief technology officer, and co-founder in the aggregate principal amount of RMB300,000. We used the proceeds of these loans for capital injection into OptAim Network, our VIE, when we were unable to obtain foreign currency in a timely manner. The entire principal amounts of these loans were repaid on January 19, 2016.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

We are not presently a party to any legal or administrative proceedings or claims that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. Regardless of the outcome, litigation or any other legal or administrative proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Dividend Policy and Dividend Distribution

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. In addition, our shareholders may, by ordinary resolution, declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We have not previously declared or paid cash dividends and we do not currently plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are an exempted limited liability company, used as a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries, VIE and its subsidiary for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company — Business Overview — Regulation — Regulations on Dividend Distribution.”

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offering and Listing Details

Our ADSs, each representing four ordinary shares, have been listed on the Nasdaq Global Market since December 21, 2017. Our ADSs trade under the symbol “ICLK.” The following table provides the high and low market prices for our ADSs on the Nasdaq Global Market for each period indicated.

	Price per ADS
	High	Low
	(US$)
Annual highs and lows
2017 (from December 21, 2017)	11.40	8.00
Quarterly highs and lows
Fourth Quarter 2017 (from December 21, 2017)	11.40	8.00
First Quarter 2018	10.44	5.05
Monthly highs and lows
December 2017 (from December 21, 2017)	11.40	8.00
January 2018	10.44	6.55
February 2018	8.21	5.05
March 2018	8.69	6.52
April 2018 (through April 13, 2018)	8.25	7.08

B. Plan of Distribution

Not Applicable.

C. Markets

Our ADSs, each representing four ordinary shares, have been listed on the Nasdaq Global Market since December 21, 2017.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

The following are summaries of material provisions of our eighth amended and restated memorandum and articles of association, as well as the Companies Law (2018 Revision) insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our post-offering amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Register of Members. Under Cayman Islands law, we must keep a register of members and there should be entered therein:

(a) the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

(b) the date on which the name of any person was entered on the register as a member; and

(c) the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members should be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of our initial public offering, the register of members should be immediately updated to record and give effect to the issue of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members should be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, and provided further that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Our share capital is currently divided into Class A ordinary shares and Class B ordinary shares. On a show of hands each shareholder is entitled to one vote or, on a poll, each Class A ordinary share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall be entitled to twenty (20) votes on all matters subject to vote at general meetings of the Company. Unless otherwise required under the laws of the Cayman Islands, Class A ordinary shares and Class B ordinary shares shall vote together as a single class.

Voting at any meeting of shareholders is by way of a poll, unless the chairman allows a vote by show of hands on a resolution which relates purely to a procedural or administrative matter. Procedural and administrative matters are those that are not on the agenda of the general meeting and relate to the chairman’s duties to maintain the orderly conduct of the meeting or allow the business of the meeting to be properly and effectively dealt with, while affording all shareholders a reasonable opportunity to express their views.

A quorum required for a meeting of shareholders consists of two shareholders entitled to vote present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. A majority of the board or the chairman of the board may call extraordinary general meetings, which extraordinary general meetings shall be held at such times and locations (as permitted hereby) as such person or persons shall determine. Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes attached to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of votes cast attached to the ordinary shares. Both ordinary resolutions and special resolutions may also be passed by unanimous written resolutions signed by all the shareholders of our company, as permitted by the Companies Law and our post-offering amended and restated memorandum and articles of association. An ordinary resolution will be required for important matters including appointment or removal of the chairman of the board of directors, or removal of any directors (other than “for cause”), etc. A special resolution will be required for fundamental matters including a change of control event, and statutory matters such as merger, a change of name, making changes to our memorandum and articles of association or other matter as required under the laws of the Cayman Islands.

Conversion. Class B ordinary shares are convertible into Class A ordinary shares. All Class B ordinary shares are subject to automatic conversion into Class A ordinary shares when the beneficial ownership of Class B ordinary shares is transferred to persons who are not an affiliate of the holders of the Class B ordinary shares. Each Class B ordinary share is generally convertible into one Class A ordinary share. However, if and when the nominal amount of one Class A ordinary share changes by reason of consolidation or sub-division, the applicable conversion rate of Class B ordinary shares into Class A ordinary shares shall equal the quotient of the revised nominal amount, divided by the former nominal amount, of one Class A ordinary share.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the NASDAQ may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NASDAQ, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of our ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by an ordinary resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. The rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series) may be varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our post-offering amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

General Meetings of Shareholders and Shareholder Proposals. Our shareholders’ general meetings may be held in such place within or outside the Cayman Islands as our board of directors considers appropriate.

As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. Our post-offering amended and restated memorandum and articles of association provide that we shall in each year hold a general meeting as our annual general meeting.

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors or our chairman. Our board of directors shall give no less than ten clear days’ written notice of a shareholders’ meeting to those persons whose names appear as members in our register of members on the date the notice is given (or on any other date determined by our directors to be the record date for such meeting) and who are entitled to vote at the meeting.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” in this “Item 10. Additional Information—C. Material Contracts” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Foreign Currency Exchange” and “—Dividend Distribution.”

E. Taxation

The following summary of the material Cayman Islands, Hong Kong, the PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, Hong Kong, the PRC and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or our shareholders or ADS holders levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the term “de facto management body” should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that iClick Interactive Asia Group Limited is not a PRC resident enterprise for PRC tax purposes. iClick Interactive Asia Group Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that iClick Interactive Asia Group Limited meets all of the conditions above. iClick Interactive Asia Group Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that iClick Interactive Asia Group Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a tax at the rate of 10% (or other preferential rates in the applicable tax treaty) from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which in the case of dividends would be withheld at source) unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of iClick Interactive Asia Group Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that iClick Interactive Asia Group Limited is treated as a PRC resident enterprise.

In January 2009, the State Administration of Taxation promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, pursuant to which the entities that have the direct obligation to make certain payments to a non-resident enterprise should act as withholding agents for the non-resident enterprise, and such payments include: income from equity investments (including dividends and other return on investment), interest, rents, royalties and income from assignment of property as well as other incomes subject to enterprise income tax received by non-resident enterprises in China. Further, the measures provide that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment must, by itself or engage an agent to, file tax declaration with the PRC tax authority located at place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred should assist the tax authorities to collect taxes from the relevant non-resident enterprise.

U.S. Federal Income Taxation

United States Federal Income Tax Considerations

The following is a summary of material U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of our ordinary shares or ADSs by a U.S. Holder (as defined below).

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial interpretations thereof, in force as of the date hereof. Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of ordinary shares or ADSs. In particular, this summary is directed only to U.S. Holders that hold ordinary shares or ADSs as capital assets and does not address all of the tax consequences to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax exempt entities, partnerships (including any entities treated as partnerships for U.S. tax purposes) and the partners therein, holders that own or are treated as owning 10% or more of our shares (measured by voting power or value), persons holding ordinary shares or ADSs as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or non-U.S. taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of ordinary shares or ADSs.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of ordinary shares or ADSs that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such ordinary shares or ADSs.

You should consult your own tax advisors about the consequences of the acquisition, ownership and disposition of the ordinary shares or ADSs, including the relevance to your particular situation of the considerations discussed below and any consequences arising under non-U.S., state, local or other tax laws.

ADSs

In general, if you are a U.S. Holder of ADSs, you will be treated, for U.S. federal income tax purposes, as the beneficial owner of the underlying ordinary shares that are represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released before the underlying shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders of ADSs and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

Taxation of Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” the gross amount of any distribution of cash or property with respect to our ordinary shares or ADSs that is paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend, in the case of ordinary shares, or the date the depositary receives the dividends, in the case of ADSs, and will not be eligible for the dividends-received deduction allowed to U.S. corporations under the Code.

We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

Subject to certain exceptions for short-term positions, the dividends received by an individual with respect to the ordinary shares or ADSs will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the ordinary shares or ADSs will be treated as qualified dividends if:

•	the ordinary shares or ADSs are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and

•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

The ADSs will be listed on the NASDAQ Global Market, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2017 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and our market capitalization, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future, as discussed under “Passive Foreign Investment Company Rules.” Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Because the ordinary shares are not themselves listed on a U.S. exchange, dividends received with respect to the ordinary shares that are not represented by ADSs may not be treated as qualified dividends. U.S. Holders of ordinary shares or ADSs should consult their own tax advisors regarding the potential availability of the reduced dividend tax rate on shares in the light of their own particular circumstances.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation — People’s Republic of China Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. In that case, we may, however, be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “Treaty”). If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described above. Dividend distributions with respect to our ordinary shares or ADSs generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. Subject to the limitations and conditions provided in the Code and the applicable U.S. Treasury Regulations, a U.S. Holder may be able to claim a foreign tax credit against its U.S. federal income tax liability in respect of any PRC income taxes withheld at the appropriate rate applicable to the U.S. Holder from a dividend paid to such U.S. Holder. Alternatively, the U.S. Holder may deduct such PRC income taxes from its U.S. federal taxable income, provided that the U.S. Holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit or the deductibility of foreign taxes under their particular circumstances.

U.S. Holders that receive distributions of additional ADSs or ordinary shares or rights to subscribe for ADSs or ordinary shares as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions.

Taxation of Dispositions of ADSs or Ordinary Shares

Subject to the discussion above under “Passive Foreign Investment Company Rules,” if a U.S. Holder realizes gain or loss on the sale, exchange or other disposition of ADSs or ordinary shares, that gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the ADS or ordinary shares have been held for more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

Gain, if any, realized by a U.S. Holder on the sale or other disposition of the ADSs or ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a PRC withholding tax is imposed on the sale or disposition of the shares, a U.S. Holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such PRC taxes. However, in the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, we may be eligible for the benefits of the Treaty, in which case, such gain may be treated as PRC source gain under Treaty. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the ADSs or ordinary shares.

Deposits and withdrawals of ordinary shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules.

Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if either

•	75 percent or more of our gross income for the taxable year is passive income; or

•	the average percentage of the value of our assets (including assets of subsidiaries in which we own at least 25 percent of the stock) that produce or are held for the production of passive income is at least 50 percent. Although the law in this regard is not entirely clear, we treat our consolidated variable interest entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with these entities.

We expect to derive sufficient active revenues and to have sufficient active assets, so that we will not be classified as a PFIC for the current taxable year or in the foreseeable future. However, because the PFIC tests must be applied each year, and the composition of our income and assets and value of our assets (which may be determined by reference to the market value of our ADSs) may change, and because the treatment of our VIE for U.S. federal income tax purposes is not entirely clear, it is possible that we may become a PFIC in the current or a future year. In the event that, contrary to our expectation, we are classified as a PFIC in any year and a U.S. Holder does not make a mark-to-market election, as described in the following paragraph, the holder will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us and gain that the holder recognizes on the sale of our ordinary shares or ADSs. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period that the U.S. Holder holds its ordinary shares or ADSs. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of his or her ordinary shares or ADSs at death.

A U.S. Holder can avoid the unfavorable rules described in the preceding paragraph by electing to mark its ordinary shares or ADSs to market. If the U.S. Holder makes this mark-to-market election, the holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of the shares at year-end over the holder’s basis in those shares. In addition, any gain the U.S. Holder recognizes upon the sale of the holder’s ADSs or ordinary shares will be taxed as ordinary income in the year of sale.

A U.S. Holder that owns an equity interest in a PFIC must annually file IRS Form 8621. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. Holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which the U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax considerations discussed above and the desirability of making a mark-to-market election.

Foreign Financial Asset Reporting

Certain U.S. Holders who are individuals that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the ordinary shares and the ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders that fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the ADSs, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or ordinary shares to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service in a timely manner.

A holder that is a foreign corporation or a non-resident alien individual may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish JPMorgan Chase Bank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 1.4%, 2.0% and 1.6% in 2015, 2016 and 2017, respectively.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Foreign currency risk arises from future commercial transactions and recognized assets and liabilities. A significant portion of our revenue-generating transactions and expense-related transactions are denominated in Renminbi, which is the functional currency of our subsidiaries, VIE and its subsidiaries in China. Our commercial transactions outside China are primarily denominated in U.S. dollars and Hong Kong dollars, which are pegged to U.S. dollars. We do not hedge against currency risk.

The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. On August 11, 2015, the PBOC announced plans to improve the central parity rate of the RMB against the U.S. dollar by authorizing market-makers to provide parity to the China Foreign Exchange Trading Center operated by the PBOC with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase the volatility in the trading value of the Renminbi against foreign currencies. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debts, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

As of December 31, 2017, we had Renminbi-denominated cash and cash equivalents, accounts receivable, prepaid cost and deferred revenue of RMB50.6 million, RMB233.9 million, RMB248.5 million and RMB204.7 million, respectively. We estimate that a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2017 would result in a change of our holding U.S. dollar equivalents of US$(0.7) million, US$(3.2) million, US$(3.4) million and US$2.8 million for cash and cash equivalents, accounts receivable, prepaid cost and deferred revenue, respectively.

In addition, we estimate that a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2015 would result in a decrease of US$3.1 million and US$1.9 million in our net revenues and cost of revenues in 2015, respectively, a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2016 would result in a decrease of US$6.7 million and US$5.3 million in our net revenues and cost of revenues in 2016, respectively, and a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2017 would result in a decrease of US$10.4 million and US$9.4 million in our net revenues and cost of revenues in 2017, respectively.

Certain of our operating activities are transacted in HK dollars. We consider the foreign exchange risk in relation to transactions denominated in HK dollars with respect to U.S. dollars is not significant as HK dollar is pegged to U.S. dollar.

Interest Rate Risk

Our main interest rate exposure relates to bank borrowings. We also have interest-bearing assets, including cash and cash equivalents, short-term investments and restricted cash. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. All of the aggregate principal outstanding amount of our bank borrowings as of December 31, 2017 was at floating rates.

As of December 31, 2017, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, our net loss would have been US$104,864 higher/lower, respectively. As of December 31, 2016, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, our net loss would have been US$129,818 higher/lower, respectively. These were mainly as a result of higher/lower interest expense for our bank borrowings at floating rates.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	an aggregate fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	in connection with the conversion of foreign currency into U.S. dollars, JPMorgan Chase Bank, N.A. (“JPMorgan”) shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion.

JPMorgan and/or its agent may act as principal for such conversion of foreign currency.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Fees and Other Payments Made by the Depositary to Us

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary. For the year ended December 31, 2017, we did not receive such reimbursement from the depositary.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.-D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

A. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-221034 ) (the “F-1 Registration Statement”) in relation to our initial public offering of 3,750,000 ADSs representing 1,875,000 Class A ordinary shares, at an initial offering price of US$8.00 per ADS. Our initial public offering closed in December 2017. Roth Capital Partners, LLC was the representative of the underwriters for our initial public offering.

The F-1 Registration Statement was declared effective by the SEC on December 21, 2017. For the period from the effective date of the F-1 Registration Statement to December 21, 2017. The total expenses incurred for our company’s account in connection with our initial public offering and the underwriters’ exercise of over-allotment option was approximately US$7.0 million, which included US$2.2 million in underwriting discounts and commissions for the initial public offering and approximately US$4.8 million in other costs and expenses. We received net proceeds of approximately US$23.0 million from our initial public offering and underwriters’ exercise of over-allotment option. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering or the underwriters’ exercise of over-allotment option were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from December 21, 2017, the date that the Form F-1 was declared effective by the SEC, to December 31, 2017, we had not used the net proceeds from our initial public offering.

We intend to use the proceeds from our initial public offering and the underwriters’ exercise of over-allotment option, as disclosed in our registration statements on Form F-1, for

•	approximately US$11.0 million of the net proceeds for research and development and expansion of our suite of solutions and service offerings; and

•	approximately US$5.0 million of the net proceeds for sales and marketing.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2017. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business —If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud. Investor confidence and market price of our ADSs may be adversely affected.”

Attestation Report of the Independent Registered Public Accounting Firm

Since we are an “emerging growth company” as defined under the JOBS Act, our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting as we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting.

Changes in Internal Control over Financial Reporting

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In the course of auditing our consolidated financial statements for the year ended December 31, 2017, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting, as well as other control deficiencies. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.

These two material weaknesses identified relate to (1) the lack of sufficient accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements, and (2) the lack of a comprehensive accounting policies and procedures manual to facilitate preparation of U.S. GAAP financial statements, which inhibits our subsidiaries’ ability to prepare consolidation from local books based on PRC GAAP and Hong Kong Financial Reporting Standards to their U.S. GAAP basis information for group financial reporting and imposes a risk that adjustments to U.S. GAAP are not identified in a timely manner.

To remedy our identified material weaknesses, we have adopted a few measures to improve our internal control over financial reporting. In particular, we are in the process of hiring additional accounting staff with an appropriate understanding of U.S. GAAP and SEC reporting requirements. We also plan to establish a comprehensive accounting policies and procedures manual and provide internal training to accounting and operation staff in relation to these policies and procedures.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Honnus Cheung, an independent director, is our audit committee financial expert. Honnus Cheung satisfies the independent requirements of the Rule 5605(c)(2) of the Listing Rules of the NASDAQ Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in December 2017. We have posted a copy of our code of business conduct and ethics on our website at http://ir.i-click.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	2016	2017
	(US$)
	(in thousands)
Audit fees(1)	450	1,476
Tax fees(2)	17	13

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements, including audit fees relating to our initial public offering in 2017.
(2)	“Tax fees” include fees billed for tax compliance and tax consultations.

The policy of our audit committee is to pre-approve all audit and other service provided by PricewaterhouseCoopers as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NASDAQ Global Market, we are subject to the NASDAQ corporate governance requirements. However, NASDAQ Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ corporate governance requirements. We follow our home country practices and rely on certain exemptions provided by the Nasdaq Stock Market Rules to a foreign private issuer, including exemptions from the requirements to have:

•	majority of independent directors on our board of directors;

•	only independent directors being involved in the selection of director nominees and determination of executive officer compensation; and

•	regularly scheduled executive sessions of independent directors.

As a result of our reliance on the corporate governance exemptions available to foreign private issuers, you will not have the same protection afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements. See “Item 3. Key Information — D. Risk Factors —Risk Factors—Risks Related to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See pages beginning on page F-1 in this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Eighth Amended and Restated Memorandum and Articles of Association, as currently in effect (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (File No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1/A (file No. 333-221034) filed with the Securities and Exchange Commission on December 1, 2017)

2.4	Series E Share Subscription Agreement dated December 19, 2016 (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on October 20, 2017 (File No. 333-221034))

2.5	Fourth Amended and Restated Shareholders Agreement dated December 28, 2016 (incorporated by reference to
Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

4.1	English translation of Exclusive Business Cooperation Agreement between OptAim Beijing, OptAim Network and Zhiyunzhong dated January 16, 2015 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

4.2	English translation of Second Amended and Restated Exclusive Call Option Agreement among OptAim Beijing, OptAim Network and the shareholders of OptAim Network dated May 26, 2017 (incorporated by reference to
Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

4.3	English translation of Second Amended and Restated Equity Pledge Agreement among OptAim Beijing, OptAim Network and the shareholders of OptAim Network dated May 26, 2017 (incorporated by reference to
Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

4.4	English translation of Irrevocable Powers of Attorney granted by the Jian Tang and Jie Jiao dated May 26, 2017 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

4.5	English translation of Spousal Consents granted by Xinyu Fan dated May 26, 2017 (incorporated by reference to
Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

4.6	2010 Share Option Incentive Scheme (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

4.7	Form of Indemnification Agreement with Executive Officers and Directors (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

4.8	Form of Employment Agreement and One Way Non-disclosure Agreement with Executive Officers (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

4.9	2017 Share Incentive Plan (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

4.10	English Translation of Tencent Advertising Agency Agreement for 2017 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

4.11	English Translation of Tencent Advertising Placement Contract for 2017 (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

4.12 *†	English Translation of the Baidu Distributor Cooperation Agreement, dated as of February 9, 2018, by and between Baidu Online Network Technology (Beijing) Co., Ltd. and Search Asia Technology (Shenzhen) Co., Ltd

4.13 *†	English Translation of the Baidu Distributor Cooperation Agreement, dated as of February 9, 2018, by and between BAIDU (HONGKONG) LIMITED and China Search (Asia) Ltd.

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Jingtian & Gongcheng

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F
†	Confidential treatment requested for certain confidential portions of this exhibit

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

iClick Interactive Asia Group Limited

By:	/s/ Wing Hong Sammy Hsieh
Name:	Wing Hong Sammy Hsieh
Title:	Chairman and Chief Executive Officer

Date: April 20, 2018

iCLICK INTERACTIVE ASIA GROUP LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of iClick Interactive Asia Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of iClick Interactive Asia Group Limited and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive loss, changes in shareholders’ (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Hong Kong

April 20, 2018

We have served as the Company’s auditor since 2016.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2017

(US$’000, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2016	2017
Assets
Current assets
Cash and cash equivalents	5	27,280	19,401
Time deposit	5	—	25,000
Restricted cash	6	5,234	—
Accounts receivable, net of allowance for doubtful receivables of US$1,693 and US$1,478 as of December 31, 2016 and 2017, respectively	7	30,694	40,798
Rebates receivable		2,250	1,334
Prepaid media costs		34,409	37,784
Other current assets	8	3,055	3,107
Income tax receivable		47	3

Total current assets		102,969	127,427

Non-current assets
Deferred tax assets	20	682	850
Property and equipment, net	9	2,318	1,165
Intangible assets, net	10	14,804	10,600
Goodwill	11	48,496	48,496
Other assets	8	371	284

Total non-current assets		66,671	61,395

Total assets		169,640	188,822

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2016 AND 2017

(US$’000, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2016	2017
Liabilities, mezzanine equity and shareholders’ equity/(deficit)
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entity (“VIE”) and its subsidiary without recourse to the Company of US$28 and US$29 as of December 31, 2016 and 2017, respectively)		9,189	3,904
Deferred revenue (including deferred revenue of the consolidated VIE and its subsidiary without recourse to the Company of US$11,878 and US$5,986 as of December 31, 2016 and 2017, respectively)	12	25,697	33,037
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated VIE and its subsidiary without recourse to the Company of US$404 and US$804 as of December 31, 2016 and 2017, respectively)	13	15,091	16,129
Derivative liabilities	15	60,525	—
Bank borrowings	14	12,982	10,486
Income tax payable		2,021	2,123

Total current liabilities		125,505	65,679

Non-current liabilities
Deferred tax liabilities	20	3,705	3,159
Derivative liabilities	15	359	—

Total non-current liabilities		4,064	3,159

Total liabilities		129,569	68,838

Commitments and contingencies	23

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2016 AND 2017

(US$’000, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2016	2017
Mezzanine equity
Series A convertible redeemable preferred shares (US$0.001 par value; 2,500,000 shares authorized as of December 31, 2016; 2,476,190 shares issued and outstanding as of December 31, 2016; redemption amount of US$6,737 as of December 31, 2016; none issued and outstanding as of December 31, 2017)	15	5,597	—
Series B convertible redeemable preferred shares (US$0.001 par value; 3,000,000 shares authorized as of December 31, 2016; 1,889,249 shares issued and outstanding as of December 31, 2016; redemption amount of US$14,625 as of December 31, 2016; none issued and outstanding as of December 31, 2017)	15	9,807	—
Series C convertible redeemable preferred shares (US$0.001 par value; 1,650,000 shares authorized as of December 31, 2016; 1,599,186 shares issued and outstanding as of December 31, 2016; redemption amount of US$22,288 as of December 31, 2016; none issued and outstanding as of December 31, 2017)	15	10,733	—
Series D convertible redeemable preferred shares (US$0.001 par value; 4,500,000 shares authorized as of December 31, 2016; 2,493,018 shares issued and outstanding as of December 31, 2016; redemption amount of US$58,874 as of December 31, 2016; none issued and outstanding as of December 31, 2017)	15	43,956	—
Series E convertible redeemable preferred shares (US$0.001 par value; 1,200,000 shares authorized as of December 31, 2016; 1,068,114 shares issued and outstanding as of December 31, 2016; redemption amount of US$20,000 as of December 31, 2016; none issued and outstanding as of December 31, 2017)	15	18,845	—
Redeemable ordinary shares (US$0.001 par value; 742,320 shares issued and outstanding as of December 31, 2016; none issued and outstanding as of December 31, 2017)	16	15,445	—

Total mezzanine equity		104,383	—

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2016 AND 2017

(US$’000, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2016	2017
Shareholders’ (deficit)/equity
Ordinary shares – Class A (US$0.001 par value; 37,150,000 shares and 80,000,000 shares authorized as of December 31, 2016 and 2017, respectively; 13,609,208 and 21,238,825 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	17	14	21
Ordinary shares – Class B (US$0.001 par value; nil share and 20,000,000 shares authorized as of December 31, 2016 and 2017, respectively; nil share and 4,820,608 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	17	—	5
Treasury shares (2,149,280 and 2,123,382 shares as of December 31, 2016 and 2017, respectively)	17	(2,468)	(2,093)
Additional paid-in capital		65,687	274,294
Statutory reserves		81	81
Accumulated other comprehensive losses		(3,241)	(3,320)
Accumulated deficit		(124,385)	(149,004)

Total shareholders’ (deficit)/equity		(64,312)	119,984

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity		169,640	188,822

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(US$’000, except share data and per share data, or otherwise noted)

		For the years ended December 31,
	Note	2015	2016	2017
Net revenues		65,242	95,357	125,258
Cost of revenues		(34,531)	(61,048)	(95,733)

Gross profit		30,711	34,309	29,525

Operating expenses
Research and development expenses		(8,106)	(8,584)	(5,778)
Sales and marketing expenses		(31,385)	(28,266)	(25,935)
General and administrative expenses		(12,745)	(26,767)	(12,983)

Total operating expenses		(52,236)	(63,617)	(44,696)

Operating loss		(21,525)	(29,308)	(15,171)
Interest expense		(107)	(713)	(551)
Other gains/(losses), net	19	791	(1,082)	1,841
Fair value (losses)/gains on derivative liabilities	15	(19,390)	3,995	(10,190)

Loss before income tax expense		(40,231)	(27,108)	(24,071)
Income tax benefit/(expense)	20	555	(222)	(548)
Share of loss from an equity investee		(38)	—	—

Net loss		(39,714)	(27,330)	(24,619)

Accretion to convertible redeemable preferred shares redemption value		(2,692)	(773)	(1,662)
Accretion to redeemable ordinary shares redemption value		(1,982)	(1,556)	(3,650)
Deemed contribution from Series B-1 preferred shareholders		2,591	—	—

Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders		(41,797)	(29,659)	(29,931)

Net loss		(39,714)	(27,330)	(24,619)
Other comprehensive loss:
Foreign currency translation adjustment, net of US$nil tax		(129)	(139)	(79)

Comprehensive loss attributable to iClick Interactive Asia Group Limited		(39,843)	(27,469)	(24,698)

Net loss per share attributable to iClick Interactive Asia Group Limited
- Basic	21	(3.58)	(2.26)	(2.15)
- Diluted	21	(3.58)	(2.26)	(2.15)
Weighted average number of ordinary shares used in per share calculation:
- Basic	21	11,661,049	13,151,063	13,931,503
- Diluted	21	11,661,049	13,151,063	13,931,503

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(US$’000, except share data and per share data, or otherwise noted)

	Ordinary shares		Treasury shares
	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Statutory reserves	Accumulated other comprehensive losses	Total shareholders’ deficit
Balance as of January 1, 2015	11,102,278	11	1,143,044	—	—	(59,932)	81	(2,973)	(62,813)
Issuance of ordinary shares and reissuance of treasury shares upon acquisition of OptAim Limited	2,535,091	3	(600,169)	—	51,641	—	—	—	51,644
Reissuance of treasury shares upon acquisition of Buzzinate Company Limited	142,151	—	(142,151)	—	2,027	—	—	—	2,027
Issuance of ordinary shares and held as treasury shares	—	—	1,578,244	—	—	—	—	—	—
Repurchase of ordinary shares	(803,217)	(1)	803,217	(11,637)	—	—	—	—	(11,638)
Reissuance of treasury shares upon exercise of employee share options	127,997	—	(127,997)	1,854	(1,571)	—	—	—	283
Share-based compensation expense	—	—	—	—	6,494	—	—	—	6,494
Preferred shares accretion	—	—	—	—	(2,692)	—	—	—	(2,692)
Redeemable ordinary shares accretion	—	—	—	—	(1,982)	—	—	—	(1,982)
Deemed contribution upon repurchase of Series B-1 preferred shares	—	—	—	—	—	2,591	—	—	2,591
Net loss for the year	—	—	—	—	—	(39,714)	—	—	(39,714)
Foreign currency translation	—	—	—	—	—	—	—	(129)	(129)

Balance as of December 31, 2015	13,104,300	13	2,654,188	(9,783)	53,917	(97,055)	81	(3,102)	(55,929)

The accompanying notes are an integral part of these consolidated financial statement.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(US$’000, except share data and per share data, or otherwise noted)

	Ordinary shares		Treasury shares
	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Statutory reserves	Accumulated other comprehensive losses	Total shareholders’ deficit
Balance as of December 31, 2015	13,104,300	13	2,654,188	(9,783)	53,917	(97,055)	81	(3,102)	(55,929)
Reissuance of treasury shares as share-based compensation	436,773	1	(436,773)	6,328	(6,329)	—	—	—	—
Reissuance of treasury shares upon exercise of employee share options	68,135	—	(68,135)	987	(816)	—	—	—	171
Share-based compensation expense	—	—	—	—	21,244	—	—	—	21,244
Preferred shares accretion	—	—	—	—	(773)	—	—	—	(773)
Redeemable ordinary shares accretion	—	—	—	—	(1,556)	—	—	—	(1,556)
Net loss for the year	—	—	—	—	—	(27,330)	—	—	(27,330)
Foreign currency translation	—	—	—	—	—	—	—	(139)	(139)

Balance as of December 31, 2016	13,609,208	14	2,149,280	(2,468)	65,687	(124,385)	81	(3,241)	(64,312)

The accompanying notes are an integral part of these consolidated financial statement.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(US$’000, except share data and per share data, or otherwise noted)

	Ordinary shares		Treasury shares
	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Statutory reserves	Accumulated other comprehensive losses	Total shareholders’ deficit
Balance as of December 31, 2016	13,609,208	14	2,149,280	(2,468)	65,687	(124,385)	81	(3,241)	(64,312)
Reissuance of treasury shares upon exercise of employee share options	25,898	—	(25,898)	375	(315)	—	—	—	60
Share-based compensation expense	—	—	—	—	5,072	—	—	—	5,072
Preferred shares accretion	—	—	—	—	(1,662)	—	—	—	(1,662)
Redeemable ordinary shares accretion	—	—	—	—	(3,650)	—	—	—	(3,650)
Derecognition of derivative liabilities	—	—	—	—	71,074	—	—	—	71,074
Issuance of ordinary shares upon Initial public offering (“IPO”)	2,156,250	2	—	—	28,403	—	—	—	28,405
Conversion of preferred shares to Class A ordinary shares	10,268,077	10	—	—	109,685	—	—	—	109,695
Net loss for the year	—	—	—	—	—	(24,619)	—	—	(24,619)
Foreign currency translation	—	—	—	—		—	—	(79)	(79)

Balance as of December 31, 2017	26,059,433	26	2,123,382	(2,093)	274,294	(149,004)	81	(3,320)	119,984

The accompanying notes are an integral part of these consolidated financial statement.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(US$’000, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2015	2016	2017
Cash flows from operating activities
Net loss	(39,714)	(27,330)	(24,619)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation of property and equipment	1,138	1,512	1,363
Amortization of intangible assets	2,043	4,312	4,221
Loss on disposal of property and equipment	4	—	—
Allowance for doubtful accounts	1,886	99	910
Recovery of doubtful debts previously provided for	(185)	—	(40)
Share of loss from an equity investee	38	—	—
Share-based compensation	6,494	21,244	5,072
Fair value losses/(gains) on derivative liabilities	19,390	(3,995)	10,190
Fair value gain on re-measurement of equity investee	(1,161)	—	—
Deferred tax	(1,292)	(1,021)	(714)
Changes in operating assets and liabilities, net
Accounts receivable	(13,746)	(2,330)	(9,816)
Prepayments and other assets	(155)	881	46
Accrued liabilities and other current liabilities	9,308	284	644
Deferred revenue	(3,765)	10,763	5,750
Rebates receivables	172	1,392	935
Prepaid media costs	8,100	(9,617)	(2,491)
Accounts payable	1,885	(2,036)	(5,478)
Income tax payable	(237)	1,935	146

Net cash used in operating activities	(9,797)	(3,907)	(13,881)

Cash flows from investing activities
Prepayment of property and equipment	—	(122)	—
Purchase of property and equipment	(2,628)	(884)	(148)
Purchase of intangible assets	(121)	(22)	(17)
(Increase)/decrease in short-term investments	(1,552)	1,552	—
Purchase of time deposit	—	—	(25,000)
Decrease/(increase) in restricted cash	692	(4,234)	5,234
Acquisition of business, net of cash received	(14,486)	—	—

Net cash used in investing activities	(18,095)	(3,710)	(19,931)

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(US$’000, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2015	2016	2017
Cash flows from financing activities
Repurchase of Series B convertible redeemable preferred shares	(11,581)	—	—
Proceeds from issuance of Series D convertible redeemable preferred shares	15,000	—	—
Proceeds from issuance of Series E convertible redeemable preferred shares	—	20,000	—
Proceeds from exercise of share options	284	171	60
Proceeds from bank borrowings	7,589	8,232	5,897
Repayments of bank borrowings	(1,642)	(3,793)	(8,816)
Repurchase of ordinary shares	(11,639)	—	—
Repayment of amounts due to related parties	(623)	(46)	—
Net proceeds from issuance of ordinary shares upon IPO	—	—	28,405

Net cash (used in)/provided by financing activities	(2,612)	24,564	25,546

Net (decrease)/increase in cash and cash equivalents	(30,504)	16,947	(8,266)
Cash and cash equivalents at the beginning of year	41,131	10,395	27,280
Effect on exchange rate changes on cash and cash equivalents	(232)	(62)	387

Cash and cash equivalents at the end of year	10,395	27,280	19,401

Supplemental disclosure of cash flow information:
Interests paid	(103)	(713)	(582)
Cash (paid)/refunded for income taxes	(912)	665	(1,119)

Non-cash investing and financing activities:
Acquisition of Buzzinate Company Limited in form of share issuance	2,027	—	—
Acquisition of OptAim Limited in form of share issuance	50,843	—	—
Fair value of replacement awards attributable to pre-acquisition services for acquisition of OptAim Limited (note 4(b))	801	—	—
Accretion to Series A preferred shares redemption value	307	110	235
Accretion to Series B preferred shares redemption value	2,385	662	1,427
Accretion to redeemable ordinary shares redemption value	1,982	1,556	3,650
IPO costs in form of other payables	—	—	1,724

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities

(a)	Organization and nature of operation

iClick Interactive Asia Group Limited (the “Company”) and its subsidiaries are collectively referred to as the Group. The Company was incorporated under the law of Cayman Islands as a limited company on February 3, 2010. The Group is principally engaged in the provision of online marketing services. The Group’s principal operations and geographic market are in Greater China and have offices in Hong Kong and the People’s Republic of China (“the PRC”). There are also sales teams in Singapore, Taiwan and the United Kingdom.

In November 2014, the Company entered into a sale and purchase agreement (“SPA”) with Buzzinate Company Limited (“Buzzinate”) and its shareholders and acquired 33.3% and 66.7% equity interest in Buzzinate in 2014 and 2015, respectively. As a result, Buzzinate became a wholly owned subsidiary of the Company in 2015. Buzzinate is engaged in the provision of online marketing services and mainly focuses on the PRC market. Refer to note 4(a) to the consolidated financial statements for more details in relation to this transaction.

In July 2015, the Company entered into a SPA with OptAim Limited (“OptAim”) and its shareholders where the Company agreed to subscribe for the entire equity interests in OptAim, with certain operations of OptAim conducted through VIE arrangements. Upon completion of this transaction in 2015, OptAim and its subsidiaries became wholly-owned subsidiaries of the Company. OptAim is engaged in the provision of online marketing services with a focus of mobile device in the PRC market. Refer to note 4(b) to the consolidated financial statements for more details in relation to this transaction.

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries and consolidated VIEs and the VIE’s subsidiary (defined in Note 1(b)) as follows:

Name	Relationship	% of direct or indirect economic ownership	Date of incorporation	Place of incorporation/ establishment	Principal activities
Digital Marketing Group Limited	Subsidiary	100%	October 2006	Hong Kong	Dormant

Tetris Media Limited	Subsidiary	100%	July 2007	Hong Kong	Internet marketing services and solutions

iClick Interactive Asia Limited	Subsidiary	100%	December 2008	Hong Kong	Internet marketing services and solutions

Optimix Media Asia Limited	Subsidiary	100%	March 2009	Hong Kong	Investment holding

China Search (Asia) Limited	Subsidiary	100%	September 2010	Hong Kong	Internet marketing services and solutions

Diablo Holdings Corporation	Subsidiary	100%	August 2010	British Virgin Islands (“BVI”)	Investment holding

Harmattan Capital Holdings Corporation	Subsidiary	100%	August 2010	BVI	Investment holding

iClick Interactive (Singapore) Pte. Ltd.	Subsidiary	100%	January 2011	Singapore	Internet marketing services and solutions

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities (Continued)

(a)	Organization and nature of operation (Continued)

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries and consolidated VIEs and the VIE’s subsidiary (defined in Note 1(b)) as follows:

Name	Relationship	% of direct or indirect economic ownership	Date of incorporation	Place of incorporation/ establishment	Principal activities
iClick Interactive (Beijing) Advertisement Co., Ltd	Subsidiary	100%	January 2011	The PRC	Internet marketing services and solutions

Search Asia Technology (Shenzhen) Co., Ltd.	Subsidiary	100%	January 2011	The PRC	Internet marketing services and solutions

i-Click Interactive Taiwan Limited Taiwan Branch	Subsidiary’s branch	100%	September 2011	Taiwan	Internet marketing services and solutions

Performance Media Group Limited	Subsidiary	100%	January 2013	Hong Kong	Internet marketing services and solutions

Tetris Media (Shanghai) Co., Ltd.	Subsidiary	100%	July 2013	The PRC	Internet marketing services and solutions

Buzzinate Company Limited	Subsidiary	100%	March 2009	Hong Kong	Technology development

Buzzinate (Shanghai) Information Technology Co., Ltd.	Subsidiary	100%	July 2009	The PRC	Technology development service

OptAim Limited	Subsidiary	100%	July 2014	Cayman Islands	Investment holding

OptAim (HK) Limited	Subsidiary	100%	July 2014	Hong Kong	Investment holding

OptAim (Beijing) Information Technology Co., Ltd.	Subsidiary	100%	November 2014	The PRC	Internet marketing services and solutions

Anhui Zhiyunzhong Information Technology Co., Ltd.	Subsidiary	100%	November 2017	The PRC	Internet marketing services and solutions

Beijing OptAim Network Technology Co., Ltd.	VIE	100%	September 2012	The PRC	Internet marketing services and solutions

Zhiyunzhong (Shanghai) Technology Co., Ltd.	VIE’s subsidiary	100%	September 2014	The PRC	Internet marketing services and solutions

Arda Holdings Limited	VIE	100%	May 2010	BVI	To hold treasury shares

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities (Continued)

(b)	Consolidated VIE and VIE’s subsidiary

When the Company acquired OptAim WFOE in July 2015, OptAim WFOE is considered as a foreign invested enterprise and any foreign ownership in advertising business was subject to certain restrictions under the PRC laws and regulations at that time. To comply with the then-effective PRC laws and regulations, certain of the Group’s operations are conducted through Beijing OptAim Network Technology Co., Ltd. (“Beijing OptAim”) and Zhiyun Zhong (Shanghai) Technology Co., Ltd. (“Shanghai OptAim”) (or “OptAim VIE”). OptAim (Beijing) Information Technology Co., Ltd, (“OptAim WFOE”), a wholly-owned subsidiary of the Company, or a wholly foreign owned enterprise (“WFOE”) of the Company entered into a series of contractual agreements among Beijing OptAim and Beijing OptAim’s legal shareholders.

OptAim VIE

The Company’s relationships with Beijing OptAim and its shareholders are governed by the following contractual arrangements:

•	Cooperative Agreement

Under the cooperative agreement between OptAim WFOE, Beijing OptAim and Shanghai OptAim, OptAim WFOE has the exclusive right to provide to Beijing OptAim and Shanghai OptAim, among others, technical consulting, technical support, business consulting, and appointment and dismissal of employees. OptAim WFOE will collect a fee from Beijing OptAim and Shanghai OptAim to be determined at the sole discretion of OptAim WFOE. The term of this agreement will not expire unless OptAim WFOE provides prior written notice to Beijing OptAim and Shanghai OptAim. There was no service fee paid and payable from Beijing OptAim and Shanghai OptAim to OptAim WFOE for the years ended December 31, 2015, 2016 and 2017 as Beijing OptAim and Shanghai OptAim, in aggregated, have been incurring losses.

•	Purchase Option Agreement

The parties to the purchase option agreement are OptAim WFOE, Beijing OptAim and each of the shareholders of Beijing OptAim. Under the purchase option agreement, each of the shareholder of Beijing OptAim irrevocably granted OptAim WFOE or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of its equity interests in Beijing OptAim. OptAim WFOE or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without OptAim WFOE’s prior written consent, Beijing OptAim’s shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Beijing OptAim. The agreement will not expire until all shares of Beijing OptAim are transferred to OptAim WFOE or its designated representative(s).

•	Power of Attorney

Pursuant to the irrevocable power of attorney executed by the shareholders of Beijing OptAim, Beijing OptAim appointed OptAim WFOE as its attorney-in-fact to exercise all shareholders’ rights in Beijing OptAim, including, without limitation, the power to vote on all matters of Beijing OptAim requiring shareholder approval under PRC laws and regulations and the articles of association of Beijing OptAim. The power of attorney will remain in force until OptAim WFOE provides prior written notice to Beijing OptAim.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities (Continued)

(b)	Consolidated VIE and VIE’s subsidiary (Continued)

•	Pledge Agreement

Pursuant to the pledge agreement between OptAim WFOE and the shareholders of Beijing OptAim, the shareholders of Beijing OptAim have pledged all of their equity interests in Beijing OptAim to OptAim WFOE to guarantee the performance by Beijing OptAim under the cooperative agreement, purchase option agreement, and powers of attorney. If Beijing OptAim and/or its shareholders breach their contractual obligations under those agreements, OptAim WFOE, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Under the pledge agreement, the shareholders of Beijing OptAim are not able to provide any other guarantee by pledging the shares of Beijing OptAim, transfer or sell their pledged shares to other individual, change share capital of Beijing OptAim or transfer or sell the assets out of Beijing OptAim.

The shareholders of Beijing OptAim have completed the registration of the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law on June 21, 2017.

Through the aforementioned contractual agreements, OptAim VIE are considered VIE in accordance with Generally Accepted Accounting Principles in the United States (“US GAAP”) because the Company, through OptAim WFOE, has the ability to:

•	exercise effective control over OptAim VIE whereby having the power to direct OptAim VIE’s activities that most significantly drive the economic results of OptAim VIE;

•	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from the OptAim VIE as if it was their sole shareholder; and

•	have an exclusive option to purchase all of the equity interests in OptAim VIE.

Management evaluated the relationships among the Company, OptAim WFOE and OptAim VIE, and concluded that OptAim WFOE is the primary beneficiary of the VIEs. As a result, OptAim VIE’s results of operations, assets and liabilities have been included in the Group’s consolidated financial statements.

As of December 31, 2016 and 2017, the total assets of OptAim VIE and its subsidiary were US$27,135 and US$7,867, respectively, mainly comprising cash and cash equivalents, accounts receivable, prepayments and other current assets, property and equipment. As of December 31, 2016 and 2017, the total liabilities of the OptAim VIE and its subsidiary were US$12,310 and US$6,819 respectively, mainly comprising deferred revenue, accrued liabilities and other current liabilities.

In accordance with the aforementioned agreements, the Company has power to direct activities of the OptAim VIE, and can have assets transferred out of OptAim VIE. Therefore the Company considers that there is no asset in OptAim VIE that can be used only to settle obligations of the OptAim VIE, except for registered capital and PRC statutory reserves of the OptAim VIE amounting to US$2,081 and US$2,081, respectively, as of December 31, 2016 and 2017. As the OptAim VIE and its subsidiary were incorporated as limited liability company under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the OptAim VIE. Currently there is no contractual arrangement that could require the Company to provide additional financial support to OptAim VIE.

As the Company is conducting its PRC online marketing services business through OptAim VIE, the Company will, if needed, provide such support on a discretion basis in the future, which could expose the Company to a loss.

There is no VIE where the Company has variable interest but is not the primary beneficiary.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities (Continued)

(b)	Consolidated VIE and VIE’s subsidiary (Continued)

The Group believes that the contractual arrangements among its shareholders and OptAim WFOE are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of OptAim VIE were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

The Company’s ability to control the OptAim VIE also depends on the power of attorney and the effect of the share pledge under the Pledge Agreement and OptAim WFOE has to vote on all matters requiring shareholder approval in OptAim VIE. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

(c)	Initial Public Offering

The Company completed its initial public offering (“IPO”) on December 22, 2017 on the NASDAQ Global Market and the underwriters subsequently exercised their over-allotment option on December 27, 2017. The Company issued and sold a total of 4,312,500 American Depositary Shares (“ADSs”) pursuant to these transactions. Each ADS represents 0.5 common share. The net proceeds received by the Company, after deducting commissions and offering expenses, amounted to US$28,405. Upon the completion of the IPO, all of the Company’s outstanding preferred shares were converted into common shares immediately as of the same date.

2	Principal accounting policies

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with the US GAAP. Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

(b)	Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates.

The Company believes that revenue recognition, consolidation of VIE, determination of share-based compensation, measurement of redemption value of redeemable preferred shares and impairment assessment of long-lived assets and intangible assets that reflect more significant judgments and estimates used in the preparation of its consolidated financial statements.

Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(c)	Consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and a VIE’s subsidiary for which the Company or its subsidiary is the primary beneficiary. All transactions and balances among the Company, its subsidiaries, its VIEs have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIE’s economic performance, and also the Group’s obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. OptAim WFOE and ultimately the Company hold all the variable interests of the VIE and its subsidiary, and has been determined to be the primary beneficiary of the VIE.

(d)	Foreign currency translation

The reporting currency of the Company is the United States dollars (“US$”). The Company is a holding company engaged in capital raising and financing activities denominated in US$. As such, the Company’s functional currency has been determined to be the US$. The functional currency of the Company’s subsidiaries is the local currency of the country in which they are domiciled.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange existing at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing at the transaction date. Transaction gains and losses are recognized in “Other losses, net”. Assets and liabilities denominated in foreign currencies are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the consolidated statements of changes in shareholders’ deficit/equity and comprehensive loss.

(e)	Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are based on a fair value hierarchy, based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(e)	Fair value of financial instruments (Continued)

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 — Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Observable inputs are based on market data obtained from independent sources. At December 31, 2016 and 2017 the Company’s derivative liabilities are measured using unobservable inputs that require a high level of judgment to determine fair value, and thus classified as Level 3 (Note 3(c)).

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, prepayment and other current assets, accounts payable, accrued liabilities and other current liabilities, deferred revenue and amounts due to a related party, approximate to their fair value due to the short-term nature of these instruments. Based on the borrowing rates currently available to the Group for debt with similar terms, the carrying value of the short-term loan approximates to its fair value (using Level 2 inputs).

Certain assets, including intangible assets, are also subject to measurement at fair value on a non-recurring basis if they are deemed to be impaired as a result of an impairment review. For the years ended December 31, 2015, 2016 and 2017, no impairments were recorded on those assets required to be measured at fair value on a non-recurring basis.

(f)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash in bank and time deposits placed with banks or other financial institutions, which have original maturities of three months or less and are readily convertible to known amounts of cash.

(g)	Time deposit

Time deposit represents demand deposit placed with a bank with an original maturity of more than three months but less than one year. Interest income is recognized using the effective interest method in the consolidated statements of comprehensive loss during the periods. Time deposit is valued based on the prevailing interest rates in the market.

(h)	Restricted Cash

Restricted cash represented bank deposits in accounts that are restricted as to withdrawal or usage. For restriction which is expected to be released within one year of the balance sheet date, the respective restricted cash balance is classified as current. As of December 31, 2016, the Group’s restricted cash represents balance held in restricted bank accounts as required by certain loan agreement. As of December 31, 2017, the Group did not have any restricted cash.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(i)	Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Group uses specific identification in providing for bad debts when facts and circumstances indicate that collection is doubtful and based on factors listed in the following paragraph. If the financial conditions of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance may be required.

The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts on an individual basis taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the customers as well as the age of the individual receivables balance. Additionally, the Company makes specific bad debt provisions based on any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability.

(j)	Rebates receivable

Rebates receivable represent sales rebates that have already been earned but not received from third party publishers. The Company earns its rebates from purchasing advertising spaces from these website publishers.

(k)	Equity method investment

The Group holds investments in privately held companies. The Group accounts for these investments over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method of accounting. The Group assesses its equity method investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information. The fair value determination, particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other-than-temporary.

As noted in Note 1 to the consolidated financial statements, the Company accelerated the purchase of up to 57.1% equity interests in Buzzinate by exercising the option in February 2015 and at the same time purchased the remaining 42.9% equity interest. Prior to the acquisition, the equity interest held in Buzzinate was accounted for using the equity method. When Buzzinate became a wholly-owned subsidiary of the Company, and accordingly the previously held interest was remeasured at fair value with the revaluation gain was recorded in “other gains/(losses), net”. Furthermore, as of December 31, 2016 and 2017, there was no equity method investment.

(l)	Property and equipment, net

Property and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. The estimated useful lives are as follows:

Leasehold improvements	Over the shorter of lease term or 2 - 5 years
Furniture and fixtures	2 - 5 years
Office equipment	3 - 5 years

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive loss.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(m)	Business combinations

The Group accounts for acquisitions of entities that include inputs and processes and have the ability to create outputs as business combinations. The Group allocates the purchase price of the acquisition to the tangible assets, liabilities, and identifiable intangible assets acquired based on their estimated fair values. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition related costs are expensed as incurred.

(n)	Intangible assets, net

Intangible assets mainly consist of computer software licenses purchased from external parties and computer software and systems acquired through the acquisition of OptAim and Buzzinate, respectively. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Finite lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite lived intangible assets is computed using the straight-line method over the following estimated useful lives, which are as follows:

Computer software and systems                         2 - 5 years

(o)	Impairment of long-lived assets and intangible assets

For other long-lived assets including property and equipment and amortizable intangible assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(p)	Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business.

(q)	Impairment of goodwill

Impairment of goodwill assessment is performed on at least an annual basis on December 31 or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. According to ASC 350-20-35, an entity may assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. The Group, however, selects proceed directly to perform a two-step goodwill impairment test. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in adjusting the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The judgment in estimating the fair value of a reporting unit includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the fair value of a reporting unit. No goodwill impairment losses were recognized for the years ended December 31, 2015, 2016 and 2017.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(r)	Deferred revenue

The Group receives prepayments for services in advance of service performance from certain customers. The amounts received in advance are recorded as deferred revenue and recognized as revenue in the period which the corresponding services are performed.

(s)	Derivative financial instruments

ASC 815, “Accounting for Derivative Instruments and Hedging Activities” (“ASC 815”) requires every derivative financial instrument (including certain derivative financial instruments embedded in other contracts) to be recorded on the balance sheet at fair value as either an asset or a liability. ASC 815 also requires that changes in the fair value of recorded derivatives be recognized currently in earnings unless specific hedge accounting criteria are met.

(t)	Revenue recognition and cost of revenues

The Group’s services are the provisions of online marketing services. The Group utilizes a combination of pricing models and revenue is recognized when the related services are delivered based on the specific terms of the contract, which are commonly based on (i) agreed incentive to be earned for being a sales agent of a publisher, (ii) cost-plus or (iii) specified actions (i.e. cost per impression (“CPM”), cost per click (“CPC”), cost per action (“CPA”), cost per sale (“CPS”), cost per lead (“CPL”) or return on investment (“ROI”)) and related campaign budgets, depending on the customers’ preferences and their campaigns launched.

The Group recognizes revenue when four basic criteria are met: (1) persuasive evidence of an arrangement with the customer exists reflecting the terms and conditions under which the services will be provided; (2) services have been provided or delivery has occurred; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Collectability is assessed based on a number of factors, including the creditworthiness of a customer, the size and nature of a customer’s business and transaction history. Amounts collected in excess of revenue recognized are included as deferred revenue.

Sales agent

In the arrangement with a particular publisher, the Group acts as a sales agent for this publisher by having marketing clients market with this publisher. In return, the Group earns incentives from this publisher based on contractually stipulated amounts once certain spending thresholds are achieved. The Group considers this particular publisher as our customer and record such incentives as net revenues. Incentives from this publisher are calculated on both a quarterly and an annual basis in accordance with the terms as set out in the arrangement.

Under the sales agent arrangement, the Group grant rebates to clients under this arrangement. The majority of the clients under our sales agent arrangement are not our customers under either the cost-plus arrangement or specified action arrangement. The Group record rebates granted to clients under the sales agent arrangement as cost of revenues as (i) the Group consider these rebates are for an identifiable benefit that is separable from the clients’ purchase of our services and (ii) the Group is able to reasonably estimate the fair value of the benefit received from granting these rebates.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(t)	Revenue recognition and cost of revenues (Continued)

Cost-plus

For cost-plus advertisement campaigns, sales are valued at the fair value of the amount received. Discounts granted to clients under cost-plus marketing campaigns, along with free or extended marketing campaigns, are recorded as a deduction from revenue. In the normal course of business, the Group acts as an intermediary in executing transactions with third parties, specifically, the Group is not the principal in executing these transactions as the Group is acting on behalf of the website publishers. The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether the Group is acting as the principal or an agent in the transactions. In determining whether the Group acts as the principal or an agent, the Group follows the accounting guidance for principal-agent considerations. The determination of whether the Group acts as a principal or an agent in a transaction involves judgment and is based on an evaluation of the terms of each arrangement. While none of the factors individually are considered presumptive or determinative, because the Group is facilitating the customers and the publishers to purchase and to sell advertising inventory and the pricing is generally restricted by the costs incurred through purchasing the advertising inventory, the Group concludes that it is not the principal in these arrangements and therefore report revenue earned and costs incurred related to these transaction on a net basis.

Specified actions

The Group also generates revenue from performing specified actions (i.e. a CPM, CPC, CPA, CPS, CPL or ROI basis). Revenue is recognized on a CPM or CPC basis as impressions or clicks are delivered while revenue on a CPA, CPS, CPL or ROI basis is recognized once agreed actions are performed. While none of the factors individually are considered presumptive or determinative, because the Group is the primary obligor and are responsible for (1) identifying and contracting with third-party customers; (2) identifying website publishers to provide website spaces where the Group views the website publishers as suppliers; (3) establishing the selling prices of each of the CPM, CPC, CPA, CPS, CPL or ROI pricing model; (4) performing all billing and collection activities, including retaining credit risk; and (5) bearing sole responsibility for fulfillment of the marketing, the Group acts as the principal of these arrangements and therefore reports revenue earned and costs incurred related to these transactions on a gross basis.

Cost of revenues consists of the costs to purchase space for the online marketing operations, amortization expenses related to the Group’s computer software and systems, salaries and benefits of relevant operations and support personnel and depreciation of relevant property and equipment depreciation. The Group becomes obligated to make payments related to website publishers in the period the marketing impressions and click-through occur. Such expenses are classified as cost of revenues in the consolidated statements of operations as incurred. Cost of revenues also includes rebates received from website publishers which are recorded as a deduction against the cost of revenues when the Group is acting as a principal in a transaction. Following recent reforms of PRC tax laws, business tax is gradually being replaced by VAT, which is recorded as a reduction of revenue. The Group’s PRC subsidiaries, OptAim VIE and its subsidiary are subjected to VAT at a rate of 6%.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(u)	Rebates

Throughout the various services delivered to clients under the cost-plus and specified action arrangements, the Group earns rebates from publishers and grant rebates to clients. The rebates that the Group grants to clients under cost-plus/specified actions arrangement are recorded as deduction from revenue and are recorded based on the amount the customers would ultimately need to spend to earn the corresponding level of rebates. The Group is also able to reasonably estimate the spending the customers can ultimately achieve based on the historical spending patterns of the customers with similar arrangements. The rebates that the Group receives from publishers under the cost-plus and specified action arrangements are recorded as reduction of cost of revenue under the specified actions arrangement while under the cost-plus arrangement, they are recorded as revenue. These rebates are recognized when a particular milestone is achieved (i.e. applying the relevant rebates based on the level of spending threshold actually achieved) and spending has actually occurred. Furthermore, no rebates has been received from the publisher under the sales agent arrangement.

(v)	Prepaid media costs

Prepaid media costs represent prepayments for online space paid by the Group to third party publishers of websites. Upon utilization, media costs are recognized in cost of revenues when the Group is determined as acting as the principal. However, when the Group is determined as acting as the agent, those costs are recognized as deduction to revenue by the Group. These prepayments are classified as current considering the corresponding online spaces are expected to be purchased and utilized within twelve months from the date of payments.

(w)	Research and development expenses

Research and development expenses consist primarily of (i) salary and welfare for research and development personnel, (ii) rental expenses and (iii) depreciation of office premise and servers utilized by research and development personnel. Costs incurred during the research stage are expensed as incurred. Costs incurred in the development stage, prior to the establishment of technological feasibility, which is when a working model is available, are expensed when incurred.

The Company accounts for internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. For the years ended December 31, 2016 and 2017, the Company has not capitalized any costs related to internal use software. The research and development expenses amounted to US$8,106, US$8,584 and US$5,778 during the years ended December 31, 2015, 2016 and 2017, respectively.

(x)	Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) advertising and marketing expenses, and (ii) salary and welfare for sales and marketing personnel. Advertising expenses are recorded as sales and marketing expenses when incurred, and totaled US$1,764, US$1,246 and US$1,727 for the years ended December 31, 2015, 2016 and 2017, respectively.

(y)	General and administrative expenses

General and administrative expenses consist primarily of (i) salary and welfare for general and administrative personnel, (ii) allowance for doubtful receivables, and (iii) professional service fees. The general and administrative expenses amounted to US$12,745, US$26,767 and US$12,983 during the years ended December 31, 2015, 2016 and 2017, respectively.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(z)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods. The Group had no capital leases for the years ended December 31, 2015, 2016 and 2017.

(aa)	Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government.

The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made.

The Group also makes payments to other defined contribution plans for employees employed by subsidiaries outside the PRC.

(ab)	Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its statements of operations and comprehensive loss. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2015, 2016 and 2017. As of December 31, 2016 and 2017, the Group did not have any significant unrecognized uncertain tax positions.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(ac)	Share-based compensation

The Group accounts for share-based compensation expenses in accordance with ASC subtopic 718-10 (“ASC 718-10”), Compensation-Stock Compensation, for share-based awards to employees. Under the fair value recognition provisions of ASC 718-10, share-based compensation costs are measured at the grant date. The share-based compensation expenses have been categorized as either general and administrative expenses, selling and marketing expenses or research and development expenses, depending on the job functions of the grantees.

Option granted to employees

For the options granted to employees, the compensation expense is recognized using the graded-vesting attribution approach over the requisite service period, which is generally the vesting period. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate. In determining the fair value of the Company’s share options, the binomial option pricing model has been applied.

Option modification

According to ASC 718, a change in any of the terms or conditions of equity based awards shall be accounted for as a modification of the award. Therefore, the Company calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified. For vested options, the Company would recognize incremental compensation costs on the date of modification and for unvested options, the Company would recognize, prospectively and over the remaining requisite service period, the sum of the incremental compensation costs and the remaining unrecognized compensation costs for the original award.

Option granted to non-employees

For share-based awards granted to non-employees, the Group accounts for the related share-based compensation expenses in accordance with ASC subtopic, 505-50 (“ASC 505-50”), Equity-Based Payments to Non-Employees. Under the provision of ASC 505-50, options of the Company issued to non-employees are measured based on fair value of the options which are determined by using the binomial option pricing model. These options are measured as of the earlier of the date at which either: (1) commitment for performance by the non-employee has been reached; or (2) the non-employee’s performance is complete.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(ad)	Statutory reserves

The Group’s subsidiaries, consolidated VIE and its subsidiaries incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”).

Appropriation to the statutory general reserve should be at least 10% of the after tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities’ registered capital. The Group is not required to make appropriation to other reserve funds and the Group does not have any intentions to make appropriations to any other reserve funds.

The general reserve fund can only be used for specific purposes, such as setting off the accumulated losses, enterprise expansion or increasing the registered capital. Appropriations to the general reserve funds are classified in the consolidated balance sheets as statutory reserves.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Group was not done so.

Relevant laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations. Accordingly, the above balances are not allowed to be transferred to the Company in terms of cash dividends, loans or advances.

(ae)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

(af)	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2015, 2016 and 2017, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(ag)	Loss per share

Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two class method. Using the two class method, net loss is allocated between ordinary shares and other participating securities (i.e. preferred shares) based on their participating rights.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the year. Dilutive equivalent shares are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Group’s convertible non-redeemable and redeemable preferred shares using the if-converted method, and ordinary shares issuable upon the conversion of the stock options, using the treasury stock method.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(ah)	Comprehensive loss

Comprehensive loss is defined as the change in shareholders’ deficit of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders.

Comprehensive loss is reported in the consolidated statements of comprehensive loss. Accumulated other comprehensive losses of the Group include the foreign currency translation adjustments.

(ai)	Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers in deciding how to allocate resources and assess performance. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only. The Group does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. Hence, the Group has only one operating segment and one reportable segment.

(aj)	Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”), issued ASU 2014-09—Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 amends the guidance for revenue recognition to replace numerous industry-specific requirements and converges areas under the “Revenue from Contracts with Customers” topic with those of the International Financial Reporting Standards. The guidance implements a five-step process for customer contract revenue recognition that focuses on transfer of control, as opposed to transfer of risk and rewards. The amendment also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers. Other major provisions include the capitalization and amortization of certain contract costs, ensuring the time value of money is considered in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption (“modified retrospective”). The guidance is effective for reporting periods beginning after December 15, 2017. Since its issuance, the FASB has amended several aspects of the new guidance including provisions that clarify the implementation guidance on principal versus agent considerations in the new revenue recognition standard. The amendments clarify how an entity should identify the unit of accounting (i.e., the specified good or service) for the principal versus agent evaluation and how it should apply the control principle to certain types of arrangements.

Management has completed an assessment to determine the impact on the Company’s consolidated financial statements by analyzing the Company’s primary revenue generating transaction types, and concluded that there was no impact on the Company’s results of operations as a result of adopting this standard, except for the reclassification of rebates granted to clients under the sales agent arrangement from cost of revenues to net against revenues. The amounts of such rebates included in cost of revenues for the years ended December 31, 2016 and 2017 were US$2,568 and US$2,236, respectively. Meanwhile, there will also be additional disclosure requirements upon the adoption of this standard. The Company will adopt this new standard on a modified retrospective basis as of January 1, 2018.

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. The new guidance requires entities to present all deferred tax assets and liabilities, along with any related valuation allowance, as non-current on the balance sheet. The guidance is effective for public business entities for interim and annual periods beginning after December 15, 2016 (early adoption is permitted). The Company adopted ASU 2015-17 on January 1, 2017, and has applied this guidance retrospectively to all periods presented. Following the adoption of this guidance in 2017, US$1,067 of current deferred tax liabilities as of December 31, 2016 has been reclassified to non-current liabilities.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(aj)	Recently issued accounting pronouncements (Continued)

In February 2016, the FASB issued ASU 2016-02: Leases (Topic 842). The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. All leases create an asset and a liability for the lessee in accordance with FASB Concepts Statement No. 6, Elements of Financial Statements, and, therefore, recognition of those lease assets and lease liabilities represents an improvement over previous GAAP, which did not require lease assets and lease liabilities to be recognized for most leases. ASU 2016-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

On August 6, 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows — Classification of Certain Cash Receipts and Payments.” The ASU provides guidance on the classification of certain cash receipts and payments including debt prepayment or debt issuance costs and cash payments for contingent considerations. The ASU also provides clarification on the application of the predominance principle outlined in ASC 230. The effective date for public entities will be annual periods beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Company will adopt this new standard on a retrospective basis as of January 1, 2018. The Company has assessed each of the eight specific presentation issues and the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes: Intra-Entity Transfers of Assets Other Than Inventory (Topic 740). This standard will require entities to recognize the income tax consequences of intra-entity transfers of assets other than inventory at the time of transfer. This standard requires a modified retrospective approach to adoption. ASU 2016-16 is effective for fiscal years and interim periods within those years beginning after December 31, 2018. The Company does not expect ASU 2016-16 to have a material impact to the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which revises the definition of a business. To be considered a business, an acquisition would have to include an input and a substantive process that together significantly contribute to the ability to create outputs. To be a business without outputs, there will now need to be an organized workforce. ASU 2017-01 is effective for fiscal years and interim periods within those years beginning after December 15, 2017. The Company currently does not expect ASU 2017-01 to have a material impact to the Company’s consolidated financial statements, but will apply the guidance upon adoption to business acquisitions, disposals and segment changes, if any.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires entities to include restricted cash and restricted cash equivalents in the cash and cash equivalent balances in the statement of cash flows. The ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, with early adoption permitted. Retrospective transition method is required. The Company currently presents changes in restricted cash and cash equivalents depending on the nature of the cash flow within the consolidated statement of cash flows. The new guidance will not impact financial results, but will result in a change in the presentation of restricted cash and cash equivalents within the consolidated statement of cash flows. The Company currently plans to adopt this guidance from January 1, 2018.

In January 2017, the FASB issued ASU 2017-04, “Intangibles — Goodwill and Other (Topic 350): simplifying the test for goodwill impairment”, the guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not the difference between the fair value and carrying amount of goodwill which was the step 2 test before. The ASU should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(aj)	Recently issued accounting pronouncements (Continued)

In January 2016, the FASB issued ASU 2016-01—Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). ASU 2016-01 changes certain recognition, measurement, presentation, and disclosure requirements for financial instruments. The new guidance requires all equity investments, except those accounted for under the equity method of accounting or resulting in consolidation, to be measured at fair value with changes in fair value recognized in net income. The guidance also simplifies the impairment assessment for equity investments without readily determinable fair values, amends the presentation requirements for changes in the fair value of financial liabilities, requires presentation of financial instruments by measurement category and form of financial asset, and eliminates the requirement to disclose the methods and significant assumptions used in estimating the fair value of financial instruments. The new guidance is effective for interim and annual periods beginning after December 15, 2017, and early adoption is not permitted except for the amended presentation requirements for changes in the fair value of financial liabilities. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In June 2016, the FASB issued ASU 2016-13—Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which changes the accounting for recognizing impairments of financial assets. Under ASU 2016-13, credit losses for certain types of financial instruments will be estimated based on expected losses. The new guidance also modifies the impairment models for available-for-sale debt securities and for purchased financial assets with credit deterioration since their origination. The new guidance will be effective for the Company starting in the first quarter of fiscal 2021. Early adoption is permitted starting in the first quarter of fiscal 2020. The Company is currently assessing the impact this guidance will have on its consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09—Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting (“ASU 2017-09”) to provide guidance about which changes to the terms and conditions of a share-based payment award require an entity to apply modification accounting. The guidance notes that an entity should account for the effects of a modification unless the fair value of the modified award is the same as the fair value of the original award immediately before the original award was modified and it did not change any of the inputs to the valuation technique used to value the award, the vesting conditions did not change, and the classification of the award as either equity or liability did not change. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, and will be applied prospectively to any transactions occurring within the period of adoption. Early adoption is permitted, including for interim or annual periods in which the financial statements have not been issued or made available for issuance. The adoption of this update is not expected to have material impact on the Company’s results of operations, financial position or cash flows.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration

(a)	PRC regulations

The Chinese market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to engage in online marketing businesses through contractual arrangements in the PRC since the internet and marketing services industries remain regulated. The Company conducts certain of its operations in China through its variable interest entity, which it consolidates as a result of a series contractual arrangements enacted. Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication, information, and media industries remain highly regulated. Restrictions are currently in place and are unclear with respect to which segments of these industries foreign owned entities, like the Company, may operate. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate areas such as telecommunication, information and media. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Company’s ability to conduct business in the PRC. There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the contractual arrangements with consolidated VIE. The Company believes that the structure for operating its business in China (including the ownership structure and the contractual arrangements with the consolidated VIE is in compliance with all applicable existing PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations. However, the Company cannot assure that the PRC regulatory authorities will not adopt any new regulation to restrict or prohibit foreign investments in the online marketing business through contractual arrangements in the future or that it will not determine that the ownership structure and contractual arrangements violate PRC laws, rules or regulations. If the Company and its consolidated VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business licenses of such entities;

•	discontinuing or restricting the conduct of any transactions between the Company’s PRC subsidiaries and the OptAim VIE;

•	imposing fines, confiscating the income of the OptAim VIE or the Company’s PRC subsidiaries, or imposing other requirements with which the Company or its PRC subsidiaries and consolidated VIEs may not be able to comply;

•	requiring the Company to restructure its ownership structure or operations, including terminating the contractual arrangements with OptAim VIE and deregistering the equity pledges of OptAim VIE, which in turn would affect its ability to consolidate, derive economic interests from, or exert effective control over OptAim VIE; or

•	restricting or prohibiting its use of the proceeds of any offering to finance its business and operations in China.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)

(a)	PRC regulations (Continued)

If the imposition of any of these penalties precludes the Company from operating its business, it would no longer be in a position to generate revenue or cash from it. If the imposition of any of these penalties causes the Company to lose its rights to direct the activities of its consolidated VIEs or its rights to receive its economic benefits, the Company would no longer be able to consolidate these entities, and its financial statements would no longer reflect the results of operations from the business conducted by VIEs except to the extent that the Company receives payments from VIEs under the contractual arrangements. Either of these results, or any other significant penalties that might be imposed on the Company in this event, would have a material adverse effect on its financial condition and results of operations. Nevertheless, the laws and regulations that imposed restrictions on foreign ownership in advertising companies, including the Administrative Provisions on Foreign-Invested Advertising Enterprises were abolished in June 2015. To the extent any current or future business of OptAim VIE can be directly operated by the Company’s wholly owned subsidiaries under PRC law, the Company is in the process of transferring such business to the Company’s wholly owned subsidiaries. The Company expects that by the end of 2018, OptAim WFOE will replace OptAim VIE and its subsidiary as contracting party for their businesses that are operated by OptAim VIE and its subsidiary.

On January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control”. If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the Group’s VIE arrangement, and as a result the Group’s VIE could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens.

The Draft FIE Law does not make clear how “control” would be determined for such purpose, and is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If a finding were made by PRC authorities under the Draft FIE Law if it becomes effective, that the Company’s operation of certain of its operations and businesses through VIE violates the Draft FIE Law, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses may require the Company to take various actions as discussed in the paragraph above. The Group’s management considers the possibility of such a finding by PRC regulatory authorities under the Draft VIE law, if it becomes effective, to be remote.

OptAim VIE holds assets that are important to the operation of the Group’s business, including patents for proprietary technology and trademarks. If OptAim VIE falls into bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, the Group may be unable to conduct major part of its business activities in China, which could have a material adverse effect on the Group’s future financial position, results of operations or cash flows. However, the Group believes this is a normal business risk many companies face. The Group will continue to closely monitor the financial conditions of OptAim VIE.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)

(a)	PRC regulations (Continued)

OptAim VIE’s assets comprise both recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets include leasehold improvements, computers and network equipment and self-developed computer software which are recognized in the Company’s consolidated balance sheet. The unrecognized revenue-producing assets mainly consist of patents, trademarks and assembled workforce which are not recorded in the financial statements of OptAim VIE as it did not meet the recognition criteria set in ASC 350-30-25.

The following financial information of the OptAim VIE and its subsidiary excluding the intercompany items with the Company’s subsidiaries was included in the accompanying financial statements as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017:

	As of December 31,
	2016	2017
Assets
Current assets
Cash and cash equivalents	1,046	1,585
Accounts receivable, net	8,129	5,553
Other current assets	17,761	552

Total current assets	26,936	7,690

Non-current assets
Property and equipment, net	36	14
Other non-current assets	163	163

Total non-current assets	199	177

Total assets	27,135	7,867

Liabilities
Current liabilities
Accounts payable	28	29
Deferred revenue	11,878	5,986
Accrued liabilities and other current liabilities	404	804

Total current liabilities	12,310	6,819

Total liabilities	12,310	6,819

	For the years ended December 31,
	2015	2016	2017
Net revenues	11,653	52,215	25,302
Net (loss)/profit	(172)	(322)	1,646

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)

(a)	PRC regulations (Continued)

	For the years ended December 31,
	2015	2016	2017
Net cash (used in)/provided by operating activities	(1,144)	1,043	539
Net cash used in investing activities	(19)	(3)	—

Net (decrease)/increase in cash and cash equivalents	(1,163)	1,040	539

In accordance with the VIE arrangements, the Group has the power to direct activities of the OptAim VIE, and can have assets transferred out of the OptAim VIE. Therefore, the Group considers that there is no assets of the OptAim VIE can be used only to settle their obligations.

(b)	Foreign exchange risk

Assets and liabilities of non-US$ functional currency entities are translated into US$ using the applicable exchange rates at the balance sheet date. Items in the statements of comprehensive loss are translated into US$ using the average exchange rate during the period. Equity accounts were translated at their historical exchange rates. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income on the consolidated statements of shareholders’ deficit.

Certain of the Group’s operating activities are transacted in Renminbi (“RMB”), which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China.

The revenues and expenses of the Group’s subsidiaries and the VIE in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies, and remittances of foreign currencies into the PRC and exchange of foreign currencies into RMB require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

Certain of the Group’s operating activities are transacted in Hong Kong Dollars (“HK$”). Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Group considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.

(c)	Fair value measurement

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)

(c)	Fair value measurement (Continued)

The Company applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The estimated fair values of the Company’s financial assets and liabilities classified under the appropriate level of the fair value hierarchy as described above was as follows:

	Fair value measurements using
	Total fair value	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable inputs (Level 3)
As of December 31, 2016
Cash and cash equivalents	27,280	27,280	—	—
Restricted cash	5,234	5,234	—	—
Bank borrowings	12,982	—	12,982	—
Derivative liabilities	60,525	—	—	60,525

As of December 31, 2017
Cash and cash equivalents	19,401	19,401	—	—
Time deposit	25,000	25,000	—	—
Bank borrowings	10,486	—	10,486	—

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)

(d)	Concentration risk

(i)	Concentration of revenues

For the year ended December 31, 2017, no individual customer accounted for more than 10% of the net revenues. For the year ended December 31, 2016, two customers accounted for 18% and 11% of the net revenues, respectively. No individual customer accounted for more than 10% of the net revenues for the year ended December 31, 2015.

(ii)	Concentration of accounts receivable

The Group has not experienced any significant recoverability issue with respect to its accounts receivable. The Group conducts credit evaluations on its customers and generally does not require collateral or other security from such customers. The Group periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

As of December 31, 2016 and 2017, no individual customer accounted for more than 10% of the consolidated accounts receivable. The top 10 accounts receivable accounted for 39% and 42% of the consolidated accounts receivable as of December 31, 2016 and 2017, respectively.

(iii)	Credit risk

As of December 31, 2016 and 2017, substantially all of the Group’s cash and cash equivalents were placed with financial institutions in Hong Kong and the PRC. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. The balances in the PRC are not insured since it is not a market practice in the PRC. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors’ rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Group believes that it is not exposed to unusual risks as these financial institutions are PRC banks with high credit quality. The Group had not experienced any losses on its deposits of cash and cash equivalents during the years ended December 31, 2015, 2016 and 2017 and believes that its credit risk to be minimal.

4	Business Acquisition

The Company accounted for its acquisitions in accordance with ASC 805, “Business Combination” (“ASC 805”). The results of the acquirees’ operations have been included in the consolidated financial statements since the acquisition date. The excess of the fair value of the acquired entities over the fair value of net tangible and intangible assets acquired was recorded as goodwill, which is not deductible for corporate income taxation purposes.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Business Acquisition (Continued)

(a)	Acquisition of Buzzinate

In November 2014, the Company entered into a SPA with Buzzinate and its shareholders and acquired 33.3% equity interest in Buzzinate as the first tranche, at a cash consideration of US$750. In the SPA, the Company has also agreed to purchase up to 57.1% equity interests in Buzzinate in stages from April 2015 to April 2016, and there was an agreement to purchase the remaining 42.9% equity interests in Buzzinate when the purchase of equity interests up to 57.1% was completed.

Pursuant to the SPA, the Company had an option to accelerate the completion dates of the remaining tranches by paying the cash consideration upon exercising the option. On February 13, 2015, the Company acquired in one go the equity interests in Buzzinate of the remaining five tranches at cash considerations of US$250 for each tranche purchased, and exercised the option to acquire the remaining equity interests in Buzzinate by issuing 142,151 shares of the Company which amounted to US$2,027. Buzzinate then became a wholly owned subsidiary of the Company.

The movement of carrying value of the equity method investment in Buzzinate from January 1, 2015 to February 13, 2015 (the “period”) is as follows:

Balance at beginning of the period	533
Share of loss of equity investee for the period	(38)

Balance at February 13, 2015	495
Fair value gain on re-measurement of equity investee	1,161

1,656

Fair value of consideration transferred:

Cash	1,250
Ordinary shares of the Company	2,027

Total	3,277

Fair value of previously held interest in Buzzinate	1,656

Recognized amounts of identifiable assets acquired and liabilities assumed:

Cash	1,439
Other current assets	207
Property and equipment	375
Intangible asset	644
Current liabilities	(529)
Deferred tax liabilities	(161)

Total identifiable net assets acquired	1,975

Goodwill (Note 11)	2,958

Total purchase consideration, net of cash acquired	3,494

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Business Acquisition (Continued)

(a)	Acquisition of Buzzinate (Continued)

The excess of purchase price over tangible assets and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. Goodwill associated with acquisition of Buzzinate was attributable to the expected synergy arising from the consolidated operations. The acquired goodwill is not deductible for tax purposes. Acquisition-related costs were insignificant and were included in general and administrative expenses for the year ended December 31, 2015.

In determining the fair value of previously held interest in Buzzinate, a business valuation of Buzzinate was undertaken by management with the assistance of an external valuer. Significant factor, assumptions and methodologies used in determining the business valuation include applying the discounted cash flow approach. Such approach involves certain significant estimates, which are terminal growth rate of 3.0%, weighted average cost of capital of 18.6%, and growth rate on average spending per customer ranges from 3.0% to 10.0%.

In determining the fair value of the intangible asset, an income approach was used. In this approach, significant estimates consist of discount rate of 19.6% and growth rate on average spending per customer ranges from 3.0% to 10.0%. The estimated amounts recognized on the acquired identifiable intangible asset and its estimated useful life are shown in the following table:

	Estimated useful life	Gross carrying amount
A self-developed computer software and systems	5 years	644

Pro-forma results related to the acquisition in accordance with ASC 805 have not been presented because the acquisition of Buzzinate is not material, where net revenue and net loss of the acquired entities are less than 5% of the Company’s consolidated net revenue and net loss for the corresponding year.

(b)	Acquisition of OptAim

In July 2015, the Company acquired 100% equity interest of OptAim from several independent third parties. OptAim, through its VIE and its underlying subsidiary, is engaged in the provision of online and mobile marketing services in the PRC. The Company expects to increase its market shares in the PRC online marketing segment, particularly in relation to mobile platforms.

The total purchase consideration for all the equity interest of OptAim amounted to US$67,620. This is comprised of cash consideration of US$15,976, 2,535,091 shares of the Company amounted to US$50,843 and fair value of replacement awards attributable to pre-acquisition services amounted to US$801.

The acquisition was recorded as a business combination. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Fair value of consideration transferred:

Cash	15,976
Ordinary shares of the Company	50,843
Fair value of replacement awards attributable to pre-acquisition services	801

67,620

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Business Acquisition (Continued)

(b)	Acquisition of OptAim (Continued)

Recognized amounts of identifiable assets acquired and liabilities assumed:

Cash	1,301
Other current assets	13,193
Property and equipment	84
Intangible asset	20,100
Current liabilities	(7,571)
Deferred tax liabilities	(5,025)

Total identifiable net assets acquired	22,082

Goodwill (Note 11)	45,538

Total purchase consideration, net of cash acquired	50,343

As of December 31, 2015, purchase consideration payable of US$15,976 was settled and there is no adjustment to the purchase consideration amounts.

The excess of purchase price over tangible assets, identifiable intangible asset acquired and liabilities assumed was recorded as goodwill. Goodwill associated with the acquisition of OptAim was attributable to the expected synergy arising from the consolidated marketing operations. The acquired goodwill is not deductible for tax purposes. Acquisition-related costs were immaterial and were included in general and administrative expenses for the year ended December 31, 2015.

In determining the fair value of shares of the Company issued as part of the consideration of acquiring OptAim, a business valuation of the Company was performed by management with the assistance of an external valuer. Significant factors, assumptions and methodologies used in determining the business valuation include applying the discounted cash flow approach. Such approach involves certain significant estimates. They are terminal growth rate of 3.0%, weighted average cost of capital of 16.1%, and growth rate on average spending per customer ranges from 1.0% to 4.0%.

In determining the fair value of the intangible asset, an income approach was used. In this approach, significant estimates consist of discount rate of 20.6% and a growth rate on average spending per customer ranges from 3.0% to 8.0%. The estimated amounts recognized on the acquired identifiable intangible asset and its estimated useful life are shown in the following table:

	Estimated useful life	Gross carrying amount
A self-developed computer software and systems	5 years	20,100

Unaudited pro forma operating results for the Company, assuming the acquisition of OptAim occurred on January 1, 2015 is as follows:

For the year ended December 31, 2015
Net revenues	69,025
Net loss	(39,688)
Net loss per share	(3.80)
Diluted loss per share	(3.80)

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Business Acquisition (Continued)

(b)	Acquisition of OptAim (Continued)

The Company did not have any material, non-recurring pro-forma adjustments directly attributable to the business combination reflected in the reported pro-forma net revenue and net loss.

The pro forma information is not necessarily indicative of the actual results that would have been achieved had OptAim acquisition occurred as of January 1, 2015 or the results that may be achieved in future periods.

5	Cash and cash equivalents and time deposit

Cash and cash equivalents represent cash on hand, cash held at bank, and short-term deposits placed with banks or other financial institutions, which have original maturities of three months or less.

As of December 31, 2017, the Group had a time deposit of US$25,000 with an original maturity of 3.2 months denominated in US dollars (2016: US$nil).

Cash on hand and cash held at bank balance as of December 31, 2016 and 2017 primarily consist of the following currencies:

	As of December 31,
	2016		2017
	Amount	equivalent	Amount	equivalent
RMB	67,697	9,771	50,600	7,694
HK$	15,666	2,019	18,099	2,332
US$	15,064	15,064	33,639	33,639
SGD	235	165	432	323
TWD	2,855	88	7,014	235
Euro (“EUR”)	125	133	106	126
Others	292	40	67	52

		27,280		44,401

6	Restricted cash

The Group’s restricted cash amounting to US$5,234 as of December 31, 2016 represented balance held in a restricted bank account pursuant to certain short term loan agreements (see Note 15 for details). The restricted cash was held in US$ and carried fixed interest at the rate of 0.05% per annum as of December 31, 2016. As of December 31, 2017, the Group did not have any restricted cash.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

7	Accounts receivable, net

	As of December 31,
	2016	2017
Accounts receivable, gross	32,387	42,276
Less: allowance for doubtful accounts	(1,693)	(1,478)

Accounts receivable, net	30,694	40,798

The following table presents the movement in the allowance for doubtful accounts:

	For the years ended December 31,
	2016	2017
Balance at the beginning of year	1,733	1,693
Additions for the year	99	910
Recoveries	—	(40)
Accounts receivable written off	(99)	(1,134)
Exchange differences	(40)	49

Balance at the end of year	1,693	1,478

8	Other assets

The other assets consist of the following:

	As of December 31,
	2016	2017
Current
Deposits	2,202	2,248
Prepayments	417	266
VAT receivable	372	379
Others	64	214

	3,055	3,107

Non-current
Prepayment for acquisition of fixed assets	122	—
Rental deposits	249	284

	371	284

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

9	Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2016	2017
Cost:
Office equipment	4,629	4,661
Leasehold improvements	1,653	1,763
Furniture and fixtures	747	753

Total cost	7,029	7,177
Less: Accumulated depreciation	(4,519)	(5,882)
Exchange differences	(192)	(130)

Property and equipment, net	2,318	1,165

Depreciation expense recognized for the years ended December 31, 2015, 2016 and 2017 are summarized as follows:

	For the years ended December 31,
	2015	2016	2017
Cost of revenues	9	11	6
Research and development	161	199	108
Sales and marketing expenses	662	838	582
General and administrative expenses	306	464	667

Total	1,138	1,512	1,363

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

10	Intangible assets, net

Intangible assets consist of the following:

	As of December 31,
	2016	2017
Cost:
Computer software	21,576	21,593
Less: Accumulated amortization
Computer software	(6,773)	(10,994)
Exchange differences	1	1

Intangible assets, net	14,804	10,600

Amortization expense recognized for the years ended December 31, 2015, 2016 and 2017 are summarized as follows:

	For the years ended December 31,
	2015	2016	2017
Cost of revenues	1,874	4,149	4,147
Research and development	30	28	3
Sales and marketing expenses	16	19	17
General and administrative expenses	123	116	54

	2,043	4,312	4,221

The estimated aggregate amortization expense for each of the next five years as of December 31, 2017 is:

Computer software
2018	4,168
2019	4,149
2020	2,283
2021	—
2022	—

10,600

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

11	Goodwill

Movements on goodwill during the year were as follows:

	Buzzinate	OptAim	Total
Balance as of January 1, 2016, December 31, 2016 and 2017	2,958	45,538	48,496

Goodwill is not deductible for tax purposes. The Group performs the annual impairment test on December 31 of each year using a two-step process as explained in Note 2(q). In the first step of the goodwill impairment test, the Group estimated the fair value of its reporting unit using the market approach. Under the market approach, the Company utilized the market capitalization of its publicly-traded shares to determine the fair value of the Group, as a single reporting unit. According to the assessment of the first step, the fair value of the reporting unit exceeded its carrying amount and goodwill was not considered impaired. Accordingly, the second step was not required. Based on the impairment tests performed, no impairment of goodwill was recorded for all years presented.

12	Deferred revenue

	As of December 31,
	2016	2017
Deferred revenue, current	25,697	33,037

13	Accrued liabilities and other current liabilities

	As of December 31,
	2016	2017
Rebates payable to customers	5,214	3,257
VAT and other taxes payable	1,679	2,659
Security deposit received from customers	772	686
Accrued employee benefits	3,257	2,741
Accrued professional fees	1,544	4,167
Accrued marketing and hosting expense	1,424	1,831
Others	1,201	788

	15,091	16,129

14	Bank borrowings

	As of December 31,
	2016	2017
1-year revolving loan denominated in RMB (Note (i), (vii))	4,330	7,603
1-year revolving loan denominated in US$ (Note (ii), (vii))	2,950	2,800
2-year demand loan agreement denominated in US$ (Note (iii), (vii))	1,083	83
6-month revolving loan denominated in RMB (Note (iv))	1,444	—
1-year revolving loan denominated in RMB (Note (v), (vii))	1,732	—
3-month loan denominated in RMB (Note (vi), (vii))	1,443	—

	12,982	10,486

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

14	Bank borrowings (Continued)

Note:

(i)	On December 19, 2016, the Company, through its PRC subsidiaries, renewed a one-year revolving loan agreement with a bank amounting to RMB30 million (equivalent to US$4,330). The interest rate of this loan facility was the benchmark interest rate determined by the People’s Bank of China for loans over one year granted by financial institutions plus 1.65% per annum. This loan was subsequently renewed for one year in December 2017 amounting to RMB50 million (equivalent to US$7,603) at the same interest rate.

(ii)	On December 21, 2016, the Company, through its Hong Kong subsidiaries, renewed a one-year loan facility agreement with a bank amounting to US$3,000. Out of this loan facility, the Hong Kong subsidiary had utilized US$2,950 and US$ 2,800 as of December 31, 2016 and 2017, respectively. The interest rate of this short-term loan facility was determined by three-month LIBOR plus 5.75% and three-month LIBOR plus 5.55% for the years ended December 31, 2016 and 2017.

(iii)	On January 20, 2016, the Company, through its Hong Kong subsidiaries, entered into a two-year loan agreement with a bank amounting to US$2,000. Out of this loan facility, the Hong Kong subsidiaries had utilized US$1,083 and US$83 as of December 31, 2016 and 2017, respectively. The interest rate of this loan was the benchmark interest rate determined by three-month LIBOR plus 7.00% per annum. The bank facility agreement includes repayable on demand clauses such that the bank borrowing are classified as current liabilities as of December 31, 2016 and 2017.

(iv)	On May 20, 2016, the Company, through one of its PRC subsidiaries, entered into a six-month revolving loan agreement with a bank of limit up to RMB20 million. Out of this loan facility, the PRC subsidiary had utilized RMB10 million (equivalent to US$1,444) as of December 31, 2016. The interest rate of this loan facility was the benchmark interest rate determined by the People’s Bank of China for loans over six months granted by financial institutions plus 20.0% per annum. Restricted cash amounting to US$1,568 was held as required by this loan agreement as of December 31, 2016. The loan was repaid on January 13, 2017.

(v)	On July 28, 2016, the Company, through one of its PRC subsidiaries, entered into a one-year revolving loan agreement with a bank amounting to a total of RMB12 million (equivalent to US$1,732). The interest rate of this loan facility was the benchmark interest rate determined by the People’s Bank of China for loans over one year granted by financial institutions plus 0.435% per annum. Restricted cash amounting to US$2,000 was held in a restricted bank account as required by this loan agreement as of December 31, 2016. The loan was repaid on July 28, 2017.

(vi)	On November 14, 2016, the Company, through one of its PRC subsidiaries, entered into a three-month revolving loan agreement with a bank amounting to a total of RMB10 million (equivalent to US$1,443). The interest rate of this loan facility was the benchmark interest rate determined by the People’s Bank of China for loans over three months granted by financial institutions plus 0.435% per annum. Restricted cash amounting to US$1,666 was held in a restricted bank account as required by this loan agreement as of December 31, 2016. The loan was repaid on February 14, 2017.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

14	Bank borrowings (Continued)

Note: (Continued)

(vii)	As of December 31, 2016 and 2017, certain financial covenants (minimum monthly adjusted quick ratio and minimum quarterly EBITDA as defined in the banking facilities agreements) as set out in these loan agreements have been breached. The relevant subsidiaries have obtained waiver letters for waiving the requirements to meet the financial covenants. As of the date of this report, the bank cannot demand for immediate repayment.

(viii)	In March 2017, the Company entered into a facility agreement for working capital loans with a bank, which provides for a RMB30 million (US$4.3 million) 18-month revolving loan. The Company provide corporate guarantee and account receivables as pledge to secure the obligations under this revolving loan. The interest rate of this loan facility is fixed at 5.75% per annum. As of December 31, 2017, the Company had not drawn down under this revolving loan.

The weighted average interest rate for bank loans outstanding as of December 31, 2016 and 2017 was 5.99% and 6.33% per annum, respectively. Other than those shown above, the Company did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2016 and 2017.

15	Redeemable convertible preferred shares

Series A preferred shares

On February 17, 2010, the Company entered into an agreement (“Series A Agreement”) to issue Series A preferred shares and preferred share warrants to a third-party investor (“Investor A”) for a total cash consideration of US$1,200. Accordingly, the Company issued 1,142,857 Series A preferred shares at US$1.05 per share; and warrants to purchase 342,857 Series A preferred shares at US$1.05 per share (“Series A Warrants”) at the option of Investor A. Pursuant to the Series A Agreement, the Company also granted an option, exercisable within one year from the date of agreement, to Investor A where the Company would issue 761,905 Series A preferred shares at US$1.05 per share (“Series A-1 preferred shares”) and warrants to purchase 228,571 Series A preferred shares at US$1.05 per share (“Series A-1 Warrants”) at the option of Investor A. On September 29, 2010, Investor A exercised the option and the Group received a total consideration of US$800. During the year ended December 31, 2013, both Series A Warrants and Series A-1 Warrants were fully exercised.

In December 2017, Series A preferred shares had been automatically converted into 2,476,190 Class A ordinary shares after closing of IPO.

Series B preferred shares

On February 21, 2011, the Company entered into agreements (“Series B Agreements”) to issue Series B preferred shares and preferred share warrants to two other third-party investors (“Investors B”) for an aggregate cash consideration of US$7,000. Pursuant to the Series B Agreements, the Company issued 1,266,667 Series B preferred shares at US$5.53 per share; and warrants to purchase 542,858 Series B preferred shares at US$5.53 per share (“Series B Warrants”) at the option of Investors B. During the year ended December 31, 2013, the Series B Warrants were fully exercised.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

15	Redeemable convertible preferred shares (Continued)

Series B preferred shares (Continued)

On May 16, 2011, the Company entered into an agreement (“Series B-1 Agreement”) to issue additional Series B preferred shares to another third-party investor (“Investor B-1”) for a total consideration of US$4,285 (“Series B-1 preferred shares”). Pursuant to the Series B-1 Agreement, the Company issued 723,808 Series B-1 preferred shares at US$5.92 per share.

On September 24, 2015, the Company repurchased from Investor B-1 723,808 Series B-1 preferred shares at a consideration of US$11,581.

For accounting purposes, the Company determined the per share fair value of Series B-1 preferred shares to be US$19.58 on September 24, 2015, the date of repurchase. The per share repurchase price of US$16.00 was mutually negotiated at the time of the repurchase transaction. There were no other arrangements with Investor B-1. Investor B-1 was willing to sell its Series B-1 preferred shares at the US$16.00 per share price as it would provide liquidity to Investor B-1. For the Series B-1 preferred shares repurchased, the Company recorded the excess of purchase price over the carrying value of US$2,591 to accumulated deficit as deemed contribution from Series B-1 preferred shareholders.

In December 2017, Series B preferred shares had been automatically converted into 1,889,249 Class A ordinary shares after closing of IPO.

Series C preferred shares

On December 16, 2013, the Company entered into an agreement (“Series C Agreement”) to issue Series C preferred shares to another third-party investor (“Investor C”) for a total cash consideration of US$13,000. Pursuant to the Series C Agreement, the Company issued 1,599,186 Series C preferred shares at US$8.13 per share.

In December 2017, Series C preferred shares had been automatically converted into 1,599,186 Class A ordinary shares after closing of IPO.

Series D preferred shares

On December 30, 2014, the Company entered into an agreement (“Series D Agreement”) to issue Series D preferred shares to another third-party investor (“Investor D”) for a total cash consideration of US$48,000. Pursuant to the Series D Agreement, the Company issued 2,493,018 Series D preferred shares at US$19.25 per share.

The Company was also obligated to issue additional Series D preferred shares to Investor D at no consideration, the total number of which is based on a formula stipulated in the agreement, if the gross billing of the Group as defined in the Series D Agreement for the year ended December 31, 2016 is less than US$85,000. Considering the gross billing of the Group as defined in the Series D Agreement for the year ended December 31, 2016 was more than US$85,000, no additional Series D preferred shares were issued. Furthermore, the Company determines that the fair value of this obligation is zero as of December 31, 2016.

In December 2017, Series D preferred shares had been automatically converted into 2,493,018 Class A ordinary shares after closing of IPO.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

15	Redeemable convertible preferred shares (Continued)

Series E preferred shares

On December 28, 2016, the Company entered into an agreement (“Series E Agreement”) to issue Series E preferred shares to another third-party investor (“Investor E”) for a total cash consideration of US$20,000. Pursuant to the Series E Agreement, the Company issued 1,068,114 Series E preferred shares at US$18.72 per share.

In December 2017, Series E preferred shares had been automatically converted into 1,068,114 Class A ordinary shares after closing of IPO.

The key terms of the Series A, B, C, D and E preferred shares are as follows:

Dividend rights

Subject to the approval and declaration by the Board of Directors, the holders of the preferred shares are entitled to receive dividends in the following order:

•	Series E preferred shareholders are entitled to receive dividends at an amount equal to 8% of the issue price prior to and in preference to any dividend on the Series D preferred Shares, Series B preferred shares, Series A preferred shares, Series C preferred shares and ordinary shares or any other class or series of shares

•	the Series D preferred shareholders are entitled to receive dividends at an amount equal to 8% of the issue price prior to and in preference to any dividends on the Series B, Series A and Series C preferred shares and ordinary shares or any other class or series of shares;

•	the Series B preferred shareholders are entitled to receive dividends at an amount equal to 8% of the issue price prior to and in preference to any dividends on the Series A and Series C preferred shares and ordinary shares or any other class or series of shares;

•	the Series A preferred shareholders are entitled to receive dividends at an amount equal to 8% of the issue price prior to and in preference to any dividends on the Series C preferred shares and ordinary shares or any other class or series of shares;

•	any remaining dividends shall be distributed on a pro rata basis to holders of all the preferred shares and ordinary shares on a fully diluted and as-if converted basis.

Voting rights

The holders of the Series A, B, C, D and E preferred shares shall be entitled to such number of votes equal to the whole number of ordinary shares into which such Series A, B, C, D and E preferred shares are convertible.

Liquidation preference

In the event of a liquidating transaction as defined in the Company’s Memorandum and Articles of Association as 1) a winding up or other dissolution of the Company or any of its subsidiaries, 2) a merger or acquisition of the Company or any of its subsidiaries in which the shareholders of the Company do not directly or indirectly own a majority of the outstanding shares of the surviving corporation, 3) a sale of all or substantially all of the assets of the Company or assets of its subsidiaries, or 4) government policies promulgated or interpreted after the closing that prohibit investment or exit of the Company by foreign investors, provided, that, in the case of 2) and 3), only when such merger, acquisition or sale implies a valuation of the Company on a fully diluted basis of less than US$550,000, available assets and funds are distributed as following manner.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

15	Redeemable convertible preferred shares (Continued)

Liquidation preference (Continued)

The holders of Series E, Series D, Series B and Series A preferred shares are entitled to receive an amount equal to i) 110% prior to or on December 28, 2017 or ii) 120% from January 1, 2018, 150%, 150% and 200%, respectively, of the issue price as defined in the Company’s Memorandum and Articles of Association (adjusted for share dividends, splits, combinations, recapitalizations or similar events, and plus all accrued or declared but unpaid dividends thereon minus all paid cash or non-cash dividends and distributions paid thereon since issue date). If the assets of the Company shall be insufficient to make the payment of the amount in full, then the assets of the Company shall be distributed ratably to the holders of preferred shares in proportion to the amount each holder would otherwise be entitled to receive in order of 1) Series E, 2) Series D, 3) Series B and then 4) Series A.

If the liquidating transaction is a qualified merger or acquisition of the Company in which the shareholders of the Company do not directly or indirectly own a majority of the outstanding shares of the surviving corporation or a sale of all or substantially all of the assets of the Company, in each case, which implies i) an equity valuation of the Group of US$300,000 or higher, the distribution to the holders of Series B and Series A preferred shares shall be reduced to 0% of issue price or ii) an equity valuation of the Group of US$250,000 or higher, but lower than US$300,000, the distribution to the holders of Series B and Series A preferred shares shall be reduced to 100% of issue price as defined in the Company’s Memorandum and Articles of Association.

After the full amount has been paid to holders of Series E, Series D, Series B and Series A, any remaining funds or assets of the Company legally available for distribution shall be distributed pro rata among the holders of preferred shares on an as-converted basis together with the holders of the ordinary shares.

Conversion rights

Each share of the Series A, B, C, D and E preferred shares is convertible at the option of the holder, at any time after the issuance of such shares, and each share can be converted into one ordinary share of the Company. The conversion is subject to adjustments for certain events, including but not limited to additional equity securities issuance share dividends, distribution, subdivisions, redemptions, combinations, or consolidation of ordinary shares. The conversion price is also subject to adjustment in the event the Company issues additional ordinary shares at a price per share that is less than such conversion price. In such case, the conversion price shall be reduced to adjust for dilution on a weighted average basis.

In addition, each share of the Series A, B, C, D and E preferred shares would automatically be converted into ordinary shares of the Company (i) upon the closing of an initial public offering of the Company’s shares or (ii) upon the election of holders of at least a majority of the then issued and outstanding preferred shares, voting together as a single class on an as-if-converted basis.

The Company has determined that there was no beneficial conversion feature attributable to the Series A, A-1, B, B-1, C, D and E preferred shares because the accounting conversion of these preferred shares upon issuance were higher than the fair value of the Company’s ordinary shares as determined by the Company with the assistance from an independent valuation.

Anti-dilution provision

Pursuant to the provisions of Series B Agreement, there is an anti-dilution provision which prevents the original ownership interest of ordinary shares, Series B preferred shares and Series B preferred share warrants (as if converted into Series B preferred shares) owned by Investors B to be diluted.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

15	Redeemable convertible preferred shares (Continued)

Anti-dilution provision (Continued)

In May 2011, the Company issued 457,611 ordinary shares of the Company to Mr. Cong and Mr. Liu in exchange for Mr. Cong and Mr. Liu would procure the grant of an exclusive reseller agreement from Baidu Online Network Technology (Beijing) Co. Ltd. (“Baidu”) for Hong Kong, Macau, Taiwan and Singapore for a period up to December 31, 2012. In accordance with the Series B Agreement, the issuance of the ordinary shares was considered an event which triggered the anti-dilution provision. As a result, the Company was required to issue additional 100,452 ordinary shares and 55,807 Series B preferred shares and to amend the conversion price of Series B preferred share warrants to maintain the original ownership interests of these ordinary shares, preferred shares and preferred shares warrants owned by Investors B. There were no beneficial conversion features for the issuance of additional Series B preferred shares and the value of the additional ordinary shares and Series B preferred shares issued amounted to US$421 and US$320, respectively, was charged to additional paid-in capital as a deemed dividend.

Although the anti-dilution provision was triggered in May 2011, the Company only issued the additional ordinary shares and Series B preferred shares in May 2013. Accordingly, the Company recorded such obligation to issue additional ordinary shares and Series B preferred shares as liabilities until the corresponding ordinary shares and preferred shares were issued in May 2013.

Redemption right

The Series A and B preferred shares are redeemable at any time after the earlier of: (i) the 4th anniversary of the closing of sale and purchase of the Series A Agreement and Series B Agreement, respectively; or (ii) the occurrence of a material breach as defined in the subscription agreements.

The holders of Series C preferred shares can redeem the preferred shares at any time after the earlier of: (i) the 2nd anniversary of the closing of sale and purchase of the Series C Agreement; (ii) the occurrence of any liquidating transaction as defined in the subscription agreements; (iii) Mr. Hsieh, Wing Hong Sammy, ceasing to exert day-to-day management and operational control over the Group; or (iv) any holder of the Series B preferred shares or the Series A preferred shares or the Series D preferred shares or the Series E preferred shares electing for redemption.

The holders of Series D preferred shares can redeem the preferred shares at any time after the earlier of: (i) the 2nd anniversary of the closing of sale and purchase of the Series D preferred shares; (ii) the occurrence of any liquidating transaction as defined in the subscription agreements; (iii) Mr. Hsieh, Wing Hong Sammy, ceasing to exert day-to-day management and operational control over the Group; (iv) the occurrence of material breach of any warranty and covenants specified in the Series D Agreement; or (v) any holder of the Series A, Series B, or Series C preferred shares electing for redemption.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

15	Redeemable convertible preferred shares (Continued)

Redemption right (Continued)

The holders of Series E preferred shares can redeem the preferred shares at any time after the earlier of: (i) the occurrence of any liquidating transaction as defined in the subscription agreements; (i) the failure of the Group to achieve the following targets: (1) the audited consolidated revenues from the principal business (excluding any non-operating and non-recurring revenue) of the Group as of and for the twelve months ending on December 31, 2017 being no less than US$200,000; and (2) the audited consolidated revenues from the principal business (excluding any non-operating and non-recurring revenue) of the Group as of and for the twelve months ending on December 31, 2018 being no less than US$300,000; (iii) the termination of the employment with the relevant Group Company by Mr. Hsieh, Wing Hong Sammy, Tang Jian or Lee, Yanshu before the consummation of a Qualified IPO as defined in the Company’s Memorandum and Articles of Association (i.e. the first firm commitment underwritten registered public offering by the Company of its ordinary shares for its own account that results in such securities being listed or registered on NASDAQ, New York Stock Exchange, Hong Kong Stock Exchange, the Shenzhen Stock Exchange, Shanghai Stock Exchange or such other international recognized stock exchange approved in writing by certain of its preferred shareholders with an implied market capitalization of the Company immediately prior to such offering of not less than US$600 million; and which results in aggregate net proceeds to the Company of not less than US$150 million); (iv) the failure of the Company to consummate a Qualified IPO prior to or on June 30, 2018 (iv) the occurrence of material breach of any warranty and covenants specified in the Series E Agreement; or (v) any holder of the Series A, Series B, Series C or Series D preferred shares electing for redemption.

The redemption price for Series A and B preferred shares is equal to the greater of (1) 200% or 150%, respectively, of the original issue price (plus all declared but unpaid dividends) or (2) the fair market value of the preferred shares subject to redemption as determined by an independent appraiser. With respect to the redemption price for Series C preferred shares, it is equal to 200% of the original issue price (proportionally adjusted for share splits and stack dividends). For the redemption price for Series D preferred shares, it shall be equal to the greater of (1) a price reflecting an implied valuation (on a fully-diluted basis) of the Company at US$500,000, (2) the highest redemption price that would have been received by any other shareholders of the Company if their shares have become redeemable (proportionally adjusted for share splits and stack dividends), or (3) a price reflecting the implied valuation (on a fully-diluted basis) of the Company used in any liquidating transaction as defined in the Company’s Memorandum and Articles of Association. For the redemption price for Series E preferred shares is equal to the greater of (1) 100% of the Series E issue price, plus 9.5% annual compound interest thereon calculated from the Series E original issue date to the date of receipt of the Series E redemption price, plus all declared but unpaid dividends thereon to the date of redemption, proportionally adjusted for stock splits, stock dividends, and the like, or (2) the highest redemption price that would have been received by any other shareholder of the Company if their shares have become redeemable, proportionally adjusted for stock splits, stock dividends, or (3) a price reflecting the implied valuation (on a fully-diluted basis) of the Company used in any Liquidating Transaction as defined in the Company’s Memorandum and Articles of Association.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

15	Redeemable convertible preferred shares (Continued)

Redemption right (Continued)

Upon the completion of Series D Agreement, the redemption date of Series A, A-1, B, B-1 and C preferred share was changed to December 30, 2016. The redemption date of Series A, A-1, B, C and D preferred share was further changed to December 28, 2018 upon the completion Series E Agreement. Such change was considered as a modification and no gain or loss was recorded. However, considered the modification was occurred in connection with the issuance of Series D preferred shares and Series E preferred shares, there was a transfer of value from the existing preferred shareholders to new preferred shareholders and ordinary shareholders. With respect to the modification relating to the issuance of Series D preferred share, the transfer of value was considered insignificant. For the modification relating to the issuance of Series E preferred share, the transfer of value was recorded from additional paid in capital to retained earnings. Furthermore, due to the change of redemption date of Series C preferred share to December 28, 2018, the corresponding derivatives liabilities relating to the redemption feature were reclassified from current liabilities to non-current liabilities as of December 31, 2016.

The Company has determined that the Series A, A-1, B, B-1, C, D and E preferred shares should be classified as mezzanine equity after considering the features of the preferred shares as described above. The conversion features and redemption features as mentioned below, Series A Warrants, Series A-1 Warrants and Series B Warrants are initially measured at its fair value and the initial carrying value for Series A, A-1, B, B-1, C, D and E preferred shares is allocated on a residual basis as the warrants are liability classified. There were no beneficial conversion features for the Series A, A-1, B, B-1, C, D and E preferred shares.

The Company has determined that conversion feature embedded in the Series A, A-1, B, B-1, D and E preferred share is required to be bifurcated and accounted for as derivative liabilities as the economic characteristics and risks of the embedded conversion are not clearly and closely related to that of the preferred shares and there is a mechanism in place for net settlement. However, Series C preferred shares does not have a mechanism in place for net settlement and therefore, bifurcation is considered unnecessary.

The Company has also determined the redemption feature embedded in the Series C, D and E preferred shares is required to be bifurcated and accounted for as derivative liabilities as the economic characteristics and risk of the embedded redemption features are not clearly and closely related to that of the preferred shares. For Series A, A-1, B and B-1 preferred shares, the corresponding redemption feature is not required to be bifurcated and accounted for as derivative liabilities as the economic characteristic and risk of the embedded redemption feature are clearly and closely related to that of the preferred shares.

As of December 31, 2016, the fair values of these conversion features and redemption features which required to be bifurcated and accounted for as derivative liabilities are as follows:

As of December 31,
2016
Financial derivatives - conversion features	56,916
Financial derivatives - redemption features	3,968

60,884
Less: current portion	(60,525)

Non-current portion	359

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

15	Redeemable convertible preferred shares (Continued)

Redemption right (Continued)

Due to the redemption features described above with respect to Series A, A-1, B and B-1 preferred shares, the Company recognizes the changes in the redemption value immediately as they occur by way of accreting their respective carrying amounts to the redemption value to the first redemption date, using the effective interest method. The accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit of the Company.

In determining the fair value of these preferred shares for purposes of determining the conversion feature and redemption feature as of December 31, 2016, a business valuation of the Company was estimated. Significant factors, assumptions and methodologies used in determining the business valuation include applying the discounted cash flow approach, and such approach involves certain significant estimates which are as follows:

As of December 31,
2016
Terminal growth rate	3.0%
Weighted average cost of capital	18.3%
Growth rate on average spending per customer	3.0% - 19.0%

Series A

	Years ended December 31,
	2016	2017
Beginning balance	5,487	5,597
Accretion to redemption value	110	235
Conversion to Class A ordinary shares	—	(5,832)

Ending balance	5,597	—

Series B

	Years ended December 31,
	2016	2017
Beginning balance	9,145	9,807
Accretion to redemption value	662	1,427
Conversion to Class A ordinary shares	—	(11,234)

Ending balance	9,807	—

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

15	Redeemable convertible preferred shares (Continued)

Series C

	Years ended December 31,
	2016	2017
Beginning balance	10,733	10,733
Conversion to Class A ordinary shares	—	(10,733)

Ending balance	10,733	—

Series D

	Years ended December 31,
	2016	2017
Beginning balance	43,956	43,956
Gain from wavier on anti-dilution	—	(632)
Conversion to Class A ordinary shares	—	(43,324)

Ending balance	43,956	—

Series E

	Years ended December 31,
	2016	2017
Beginning balance	—	18,845
Issuance of preferred shares	18,845	—
Conversion to Class A ordinary shares	—	(18,845)

Ending balance	18,845	—

16	Redeemable ordinary shares

On December 30, 2014, concurrent with the issuance of Series D preferred shares to Investor D, the Company issued 742,320 ordinary shares to Investor D at US$16.17 per share, of which 99,022 shares were transferred from treasury shares held by the Company and 643,298 shares were newly issued shares. The aggregate consideration was US$12,000.

Investor D shall have an option to require the Company to repurchase all of the ordinary shares if a qualified IPO is not consummated by the 2nd anniversary of the closing of sale and purchase of the Series D preferred shares. The redemption price shall equal to the issue price, plus accrued interest at a non-compound interest rate of 18% and 12% per annum for each of 2016 and 2017. In December 2016, the redeemable date of the ordinary shares was further changed to December 28, 2017 upon the completion of Series E Agreement. The change in value of such modification was insignificant.

As these ordinary shares are contingently redeemable, they are classified as mezzanine equity. The Company recognizes the accretion charge using the effective interest method.

In December 2017, redeemable ordinary shares had been automatically converted into 742,320 Class A ordinary shares after the closing of IPO.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

17	Ordinary shares

The Company’s Memorandum and Articles of Association authorizes the Company to issue 37,150,000 shares and 100,000,000 shares of US$0.001 par value per ordinary share as of December 31, 2016 and 2017, respectively. Each ordinary share is entitled to one vote in shareholders meeting of the Company. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, which is subject to the approval by the holders of the number of ordinary shares and Series A, B, C, D and E preferred shares representing a majority of the aggregate voting power of all outstanding shares. As of December 31, 2016 and 2017, there were 13,609,208 and 26,059,433 ordinary shares outstanding, respectively.

At the time the Company adopted the 2010 Employee Share Option Plan (the “2010 Share Option Plan”), the Company, together with the then shareholders, also decided to allot ordinary shares with par value of US$0.001 to Arda Holdings Limited (“Arda”), a British Virgin Islands company owned by the Group’s chairman and chief executive officer at no consideration. Arda will only hold these ordinary shares on trust for the benefit of the employees who are under the 2010 Share Option Plan and the dealing of these ordinary shares is under the direction of the board of directors of the Company. The Company considered Arda to be a variable interest entity as this entity has no equity at risk. The Company further considered that it is the primary beneficiary because the purchase of Arda is to hold treasury shares on behalf of the Company and the dealings of those transactions are under the direction of the Company’s board of directors. Given the structure of this arrangement, while these ordinary shares have been legally issued, they do not bear the attributes of unrestricted, issued and outstanding shares. Therefore, the ordinary shares issued to Arda are accounted for as treasury shares of the Company until these ordinary shares are earned by the Company’s employees, officers, directors or consultants for service provided to the Group. The Company allotted 627,811 shares during the year the 2010 Share Option Plan was adopted, and 788,459 and 762,561 shares during the years ended December 31, 2016 and 2017 to Arda. Arda does not hold any other assets or liabilities as at December 31, 2016 and 2017, nor earn any income nor incur any expenses for the years ended December 31, 2015, 2016 and 2017.

In December 2017, the Company completed its initial public offering in which the Company newly issued 2,156,250 Class A ordinary shares and all of the Company’s Series A, Series B, Series C, Series D, Series E preferred shares and redeemable ordinary shares were automatically converted into 10,268,077 Class A ordinary shares.

Immediately prior to the completion of IPO in December 2017, the Company redesignated 2,500,580 Class A ordinary shares held by Wing Hong Sammy Hsieh and 2,320,028 Class A ordinary shares held by Jian Tang into Class B ordinary shares on a one-for-one basis. The holders of Class A ordinary shares shall have one vote in respect of each Class A ordinary share held, the holders of Class B ordinary shares shall have twenty votes in respect of each Class B ordinary share held.

As of December 31, 2017, the Company is authorized to issue 100,000,000 shares of US$0.001 par value per ordinary share, out of which 80,000,000 shares are Class A ordinary shares and 20,000,000 shares are Class B ordinary shares.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

18	Share-based compensation

(a)	Share option plan

The Company’s 2010 Share Option Plan provides for the grant of incentive share options to the Company’s employees, officers, directors or consultants. The Company’s board of directors administers the 2010 Share Option Plan, selects the individuals to whom options will be granted, determines the number of options to be granted, and the term and exercise price of each option.

During the years ended December 31, 2015, 2016 and 2017, the Company granted share options to non-employees, employees, officers and directors of the Group. These options were granted with exercise prices denominated in the US$, which is the functional currency of the Company. The table below sets forth information regarding share options granted over the years:

Grant Date	Number of shares	Term (year)	Vesting period (year)	Exercise price at grant date (US$)
January 1, 2015 (Note ii)	6,000	0.16	0.00	6.0000
January 1, 2015 (Note ii)	18,500	0.16	0.00	1.8227
January 1, 2015 (Note ii)	11,938	0.16	0.00	2.1669
January 1, 2015	206,845	10.01	4.00	8.1300
February 1, 2015 (Note i)	10,000	10.17	4.16	16.1700
June 30, 2015	36,000	10.01	4.00	16.1700
July 6, 2015	25,000	10.25	4.24	20.0000
July 6, 2015	15,000	11.25	5.24	20.0000
August 1, 2015 (Note iii)	58,058	10.01	1.67	0.3224
August 1, 2015 (Note iv)	25,308	10.01	1.75	0.4299
August 1, 2015 (Note v)	7,444	10.01	2.25	0.8598
August 1, 2015 (Note vi)	49,871	10.01	2.33	1.0748
August 1, 2015 (Note vii)	32,750	10.01	2.67	1.2897
August 1, 2015 (Note vii)	10,421	10.01	2.67	0.4299
August 1, 2015 (Note viii)	82,995	10.01	3.33	1.6122
August 1, 2015 (Note ix)	11,165	10.01	3.42	0.2687
August 1, 2015 (Note x)	78,156	10.01	3.67	2.6869
August 1, 2015 (Note xi)	147,007	10.01	3.83	4.0304
August 1, 2015 (Note xii)	21,884	10.01	4.00	5.3739
December 31, 2015	113,311	10.01	0.00	0.0100
April 1, 2016	32,200	10.25	4.00	20.0000
April 1, 2016	79,116	10.25	4.00	6.0000
July 1, 2016	10,000	10.00	4.00	20.0000
July 1, 2016	1,000	10.00	4.00	12.0000
January 1, 2017	4,400	10.01	4.00	20.0000
January 1, 2017	180,000	10.01	4.00	8.1290
January 1, 2017	100,800	10.01	4.00	8.1290
April 1, 2017	5,000	10.01	4.00	12.0000
July 1, 2017	12,000	8.51	2.50	8.1290

(i)	The Company modified certain terms of the options in 2016 previously granted which these modifications were related to either the vesting period or the exercise price. The incremental costs resulting from such modifications were assessed to be insignificant.

(ii)	These share options were granted to employees for their past services and immediately vested on grant date. The holders of the options are entitled to exercise the vested options during January 1, 2015 to February 28, 2015.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

18	Share-based compensation (Continued)

(a)	Share option plan (Continued)

(iii)	58.33% of the options were vested on August 1, 2015 and the remaining 41.67% of the options are vested over a 1.67-year period starting from August 1, 2015 to March 31, 2017. The holders of the options are entitled to exercise the vested options during the first five business days of January, April, July and October until the expiration date — August 1, 2025 of the share options.

(iv)	56.25% of the options were vested on August 1, 2015 and the remaining 43.75% of the options are vested over a 1.75-year period starting from August 1, 2015 to April 30, 2017. The holders of the options are entitled to exercise the vested options during the first five business days of January, April, July and October until the expiration date — August 1, 2025 of the share options.

(v)	43.75% of the options were vested on August 1, 2015 and the remaining 56.25% of the options are vested over a 2.25-year period starting from August 1, 2015 to October 31, 2017. The holders of the options are entitled to exercise the vested options during the first five business days of January, April, July and October until the expiration date — August 1, 2025 of the share options.

(vi)	41.67% of the options were vested on August 1, 2015 and the remaining 58.3% of the options are vested over a 2.33-year period starting from August 1, 2015 to November 30, 2017. The holders of the options are entitled to exercise the vested options during the first five business days of January, April, July and October until the expiration date — August 1, 2025 of the share options.

(vii)	33.67% of the options were vested on August 1, 2015 and the remaining 66.33% of the options are vested over a 2.67-year period starting from August 1, 2015 to March 31, 2018. The holders of the options are entitled to exercise the vested options during the first five business days of January, April, July and October until the expiration date — August 1, 2025 of the share options.

(viii)	16.67% of the options were vested on August 1, 2015 and the remaining 83.33% of the options are vested over a 3.33-year period starting from August 1, 2015 to November 30, 2018. The holders of the options are entitled to exercise the vested options during the first five business days of January, April, July and October until the expiration date — August 1, 2025 of the share options.

(ix)	14.58% of the options were vested on August 1, 2015 and the remaining 85.42% of the options are vested over a 3.42-year period starting from August 1, 2015 to December 31, 2018. The holders of the options are entitled to exercise the vested options during the first five business days of January, April, July and October until the expiration date — August 1, 2025 of the share options.

(x)	8.33% of the options were vested on August 1, 2015 and the remaining 91.67% of the options are vested over a 3.67-year period starting from August 1, 2015 to March 31, 2019. The holders of the options are entitled to exercise the vested options during the first five business days of January, April, July and October until the expiration date — August 1, 2025 of the share options.

(xi)	4.17% of the options were vested on August 1, 2015 and the remaining 95.83% of the options are vested over a 3.83-year period starting from August 1, 2015 to May 31, 2019. The holders of the options are entitled to exercise the vested options during the first five business days of January, April, July and October until the expiration date — August 1, 2025 of the share options.

(xii)	The options are vested over a 4-year period starting from August 1, 2015 to May 31, 2019. The holders of the options are entitled to exercise the vested options during the first five business days of January, April, July and October until the expiration date — August 1, 2025 of the share options.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

18	Share-based compensation (Continued)

(a)	Share option plan (Continued)

The following table summarizes the share option activity for the years ended December 31, 2016 and 2017:

	Number of shares	Weighted average exercise price $	Weighted average grant date fair value US$	Weighted average remaining contractual life years	Aggregate intrinsic value US$’000
At January 1, 2016	1,592,443	4.90		8.58	23,641
Granted	122,316	10.42	13.81
Exercised	(68,135)	2.51
Forfeited	(154,439)	7.14

At December 31, 2016	1,492,185	5.23		7.80	18,631

Vested and expected to vest at December 31, 2016	1,083,293	4.25	9.64	7.15	14,494
Exercisable to vest at December 31, 2016	928,597	3.68	10.77	7.44	12,615

At January 1, 2017	1,492,185	5.23		7.80	18,631
Granted	302,200	8.37	11.67
Exercised	(25,898)	2.37
Forfeited	(225,911)	7.34

At December 31, 2017	1,542,576	5.62		7.24	19,387

Vested and expected to vest at December 31, 2017	1,199,712	4.75	10.71	6.55	16,081
Exercisable to vest at December 31, 2017	1,118,812	4.72	11.35	6.87	15,035

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates. Based upon the Company’s historical and expected forfeitures for share options granted, the directors of the Company estimated that its future forfeiture rate would be 9% and 6% for employees and 0% and 23% for senior management in 2016 and 2017 respectively.

The aggregate intrinsic value in the table above represents the difference between the estimated fair value of the Company’s ordinary shares as of December 31, 2016 and 2017 and the exercise price.

All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized based on the vesting schedule over the requisite service period. Total fair values of options vested and recognized as expenses as of December 31, 2015, 2016 and 2017 were US$6,494, US$3,688 and US$ 3,681 respectively.

As of December 31, 2016 and 2017, there were 150,000 share options granted to certain employees which the vesting was subject to the earlier occurrence of any of the following events, either: the Company being approved to be listed on a stock exchange with an expected market capitalization of no less than US$500,000; or (ii) a merger or acquisition of the Company or any of its subsidiaries at a valuation of US$500,000 or above in which the shareholders of the Company shall no longer hold a majority of the outstanding shares of the surviving corporation. None of the options were vested as of December 31, 2016 and 2017.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

18	Share-based compensation (Continued)

(a)	Share option plan (Continued)

As of December 31, 2016 and 2017, there were US$5,647 and US$4,666 of unrecognized share-based compensation expenses related to share options, which were expected to be recognized over a weighted-average vesting period of 2.20 and 2.04 years, respectively. To the extent the actual forfeiture rate is different from the Company’s estimate, the actual share-based compensation related to these awards may be different from the expectation.

The binomial option pricing model is used to determine the fair value of the share options granted to employees and non-employees. The fair values of share options granted during the years ended December 31, 2016 and 2017 were estimated using the following assumptions:

Grant Date	Risk-free interest rate (Note i)	Dividend yield (Note ii)	Volatility rate (Note iii)	Expected term (in years) (Note iv)
April 1, 2016	2.00%	0%	49.37%	NA
July 1, 2016	1.62%	0%	50.52%	NA
January 1, 2017	2.67%	0%	50.75%	NA
April 1, 2017	2.59%	0%	50.79%	NA
July 1, 2017	2.35%	0%	47.59%	NA

Notes:

(i)	The risk-free interest rate of periods within the contractual life of the share option is based on the yield of US Treasury Strips sourced from Bloomberg as of the valuation dates.

(ii)	The Company has no history or expectation of paying dividends on its ordinary shares.

(iii)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.

(iv)	The time to expire is assumed to be the option’s contractual term while early exercise multiples, being 2.2x and 2.8x for general staff and management staff, respectively, and post-vesting employment termination behavior have been factored into the model to derive the fair values of the share options.

(b)	Issuance of shares to certain employees with performance conditions

On December 28, 2016, the Company authorized and communicated the issuance of restricted ordinary shares of 1,068,114 and 801,086 of the Company to certain employees upon fulfillment of certain performance conditions (mainly financial performance related) for the fiscal years of 2017 and 2018, respectively and these employees have to be remained employed by the Company. Considering the likelihood of achieving the performance conditions are not probable as of December 31, 2017, no share-based compensation expense has been recorded. Total fair value of these shares were US$32,869. Significant factors, assumptions and methodologies used in determining the business valuation include applying the discounted cash flow approach, and such approach involves certain significant estimates. They are terminal growth rate of 3.0%, weighted average cost of capital of 18.3% and growth rate on average spending per customer ranges from 3.0% to 19.0%. In addition, none of these restricted ordinary shares were vested, forfeited, and expired during the year ended December 31, 2017.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

18	Share-based compensation (Continued)

(c)	Issuance of shares to certain employees

On December 28, 2016, the Company and three of the Company’s shareholders agreed to transfer a total of 998,338 shares of the Company’s ordinary shares held by them to certain employees of the Company at no cost for services previously provided for. The fair value of the shares transferred and the corresponding share-based compensation expense and additional paid in capital was US$17,555 and included in general and administrative expenses. In determining the fair value of shares of the Company transferred to these employees, a business valuation of the Company was performed by management with the assistance of an external valuer. Significant factors, assumptions and methodologies used in determining the business valuation include applying the discounted cash flow approach, and such approach involves certain significant estimates. They are terminal growth rate of 3.0%, weighted average cost of capital of 18.3% and growth rate on average spending per customer ranges from 3.0% to 19.0%.

Total compensation costs recognized for the years ended December 31, 2015, 2016 and 2017 are as follows:

	For the years ended December 31,
	2015	2016	2017
Cost of revenues	80	52	49
Research and development	1,526	985	937
Sales and marketing	4,099	2,160	2,179
General and administrative expenses	789	18,047	1,907

Total	6,494	21,244	5,072

19	Other gains/(losses), net

	For the years ended December 31,
	2015	2016	2017
Fair value gain on re-measurement of previously held equity interests in Buzzinate (Note 4(a))	1,161	—	—
Net exchange (loss)/gain	(923)	(1,147)	1,257
Management fee income	375	—	—
Forfeiture of advances from customers	—	—	432
Others	178	65	152

Total	791	(1,082)	1,841

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

20	Income tax

(i)	Cayman Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(ii)	Hong Kong profits tax

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for the years ended December 31, 2015, 2016 and 2017.

(iii)	PRC Enterprise Income Tax (“EIT”)

The Company’s subsidiaries and VIEs in China are governed by the Enterprise Income Tax Law (“EIT Law”). Pursuant to the EIT Law and its implementation rules, enterprises in China are generally subjected to tax at a statutory rate of 25%.

In addition, according to the EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC shall be subject to PRC withholding tax (“WHT”) at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is applicable to any dividends to be distributed from the Group’s PRC subsidiaries to the Group’s overseas companies unless otherwise exempted pursuant to applicable tax treaties or tax arrangements between the PRC government and the government of other jurisdiction which the WHT is reduced to 5%.

Although there are undistributed earnings of the Company’s subsidiaries in the PRC that are available for distribution to the Company, the undistributed earnings of the Company’s subsidiaries located in the PRC are considered to be indefinitely reinvested, because the Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2016 and 2017. The undistributed earnings from the Company’s subsidiaries in the PRC as of December 31, 2016 and 2017 amounted US$305 and US$330 would be due if these earnings were remitted as dividends as of December 31, 2016 and 2017. An estimated foreign withholding taxes of US$31 and US$17 would be due if these earnings were remitted as dividends as of December 31, 2016 and 2017, respectively.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive loss are as follows:

	For the years ended December 31,
	2015	2016	2017
Current income tax expense	737	1,283	1,262
Deferred tax benefits	(1,292)	(1,061)	(714)

Income tax (benefit)/expense	(555)	222	548

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

20	Income tax (Continued)

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2016 and 2017 are as follows:

	As of December 31,
	2016	2017
Deferred tax assets
Tax losses carried forward	6,838	7,573
Share-based payments	682	850
Less: Valuation allowance (Note (a))	(6,838)	(7,573)

	682	850

Deferred tax liabilities
Acquired intangible assets	(3,677)	(2,638)
Outside basis difference (Note (b))	—	(486)
Others	(28)	(35)

	(3,705)	(3,159)

Note:

(a)	Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carryforwards. Valuation allowance was provided for net operating loss carryforwards because it was more likely than not that such deferred tax assets will not be realized based on the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

Movement of valuation allowance is as follows:

	For the years ended December 31,
	2016	2017
Beginning balance	5,804	6,838
Additions	1,034	735

Ending balance	6,838	7,573

(b)	The deferred tax liabilities are recorded for the undistributed earnings in the Group’s VIE and its subsidiary.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

20	Income tax (Continued)

Tax loss carryforwards

As of December 31, 2016 and 2017, the Group had tax loss carryforwards of approximately US$28,201 and US$31,745, respectively, which can be carried forward to offset future taxable income. The net operating tax loss carryforwards will begin to expire as follows:

	As of December 31,
	2016	2017
2017	1,993	—
2018	1,630	1,717
2019	1,709	1,542
2020	12,344	7,235
2021	8,025	8,226
2022	—	8,751
Tax loss with no expiry	2,500	4,274

	28,201	31,745

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2010 to 2016 remain subject to examination by the tax authorities. There were no ongoing examinations by tax authorities as of December 31, 2016 and 2017.

Reconciliation between the expense of income taxes computed by applying the statutory tax rate to loss before income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2015	2016	2017
Tax benefit calculated at Hong Kong statutory tax rate (Note i)	(6,553)	(4,509)	(3,972)
Effect of differences between Hong Kong statutory tax rate and foreign effective tax rates	(527)	213	(1,172)
Non-taxable other income	(448)	(738)	(275)
Non-deductible expenses	4,684	4,208	4,861
Valuation allowance	2,342	1,034	735
Outside basis difference	—	—	486
Others	(53)	14	(115)

Income tax (benefit)/expense	(555)	222	548

Note:

(i)	The Group’s major operation, prior to the acquisition of OptAim, was conducted out of Hong Kong. Accordingly, the Group prepared its tax rate reconciliation starting with the Hong Kong statutory tax rate.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

21	Basic and diluted net loss per share

Basic and diluted net loss per share for the years ended December 31, 2015, 2016 and 2017 are calculated as follows:

	For the years ended December 31,
	2015	2016	2017
Numerator:
Net loss attributable to ordinary shareholders of the Company	(39,714)	(27,330)	(24,619)
Accretion of convertible redeemable preferred shares redemption value	(2,692)	(773)	(1,662)
Accretion to redeemable ordinary shares redemption value	(1,982)	(1,556)	(3,650)
Deemed contribution from Series B-1 preferred shareholders	2,591	—	—

Numerator of basic net loss per share	(41,797)	(29,659)	(29,931)

Denominator:
Denominator for basic and diluted net loss per share
- weighted average shares outstanding	11,661,049	13,151,063	13,931,503

Basic net loss per share	(3.58)	(2.26)	(2.15)
Diluted net loss per share	(3.58)	(2.26)	(2.15)

The Company’s preferred shares are participating securities and as such would be included in the calculation of basic earnings per share under the two-class method. According to the contractual terms of the preferred shares, the preferred shares do not have a contractual obligation to share in the losses of the Company. Therefore no loss was allocated to the preferred shares in the computation of basic loss per share for the years ended December 31, 2015, 2016 and 2017.

The preferred shares, share options and preferred share warrants were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect.

The following ordinary shares equivalent were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	As of December 31,
	2015	2016	2017
Preferred shares - weighted average (thousands)	8,458	8,469	—
Share options - weighted average (thousands)	1,194	1,091	1,071
Redeemable ordinary shares - weighted average (thousands)	742	742	—

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

22	Segment

The Company considers operating segments to be components of the Company in which separate financial information is available that is evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and in assessing performance. The chief operating decision maker for the Company is the Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. The Company has one business activity, and there are no segment managers who are held accountable for operations, operating results or plans for levels or components below the consolidated unit level. Accordingly, the Company has determined that it has a single operating and reportable segment. Revenue generated for the respective countries are summarized as follows:

	For the years ended December 31,
	2015	2016	2017
PRC	30,505	71,214	105,380
Hong Kong	34,442	22,766	18,287
Others	295	1,377	1,591

	65,242	95,357	125,258

The Group’s long-lived assets are located in the following countries:

	As of December 31,
	2016	2017
PRC	1,666	858
Hong Kong	637	300
Others	15	7

	2,318	1,165

23	Commitments and contingencies

(a)	Operating lease commitments

The Group leases facilities under non-cancellable operating leases expiring on different dates. The terms of substantially all of these leases are two years or less. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

Total office rental expenses under all operating leases were US$2,637, US$3,024 and US$1,862 for the years ended December 31, 2015, 2016 and 2017, respectively.

As of December 31, 2017, future minimum payments under non-cancellable operating leases for office rental consist of the following:

2018	1,796
2019	66

1,862

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

23	Commitments and contingencies (Continued)

(b)	Purchase commitments

As of December 31, 2016 and 2017, no purchase commitments were related to the purchase of space for its online marketing services.

(c)	Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of December 31, 2016 and 2017, the Group is not a party to any legal or administrative proceedings which will have a material adverse effect on the Group’s business, financial position, results of operations and cash flows.

24	Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiary and the VIE incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s subsidiary and the VIE in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiary and the VIE subsidiary incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. There are no significant differences between US GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiary in the PRC and the VIE. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiary and the VIE to satisfy any obligations of the Company.

As of December 31, 2016 and 2017, the total restricted net assets of the Company’s subsidiaries, OptAim VIE and its subsidiary incorporated in PRC and subjected to restriction amounted to approximately US$4,294 and US$9,631, respectively. Except for the above and the amounts classified as restricted cash of US$5,234 and US$nil as of December 31, 2016 and 2017, respectively, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries, VIEs and VIE subsidiaries to satisfy any obligations of the Company.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

ADDITIONAL INFORMATION: CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

Rules 12-04(a) and 4-08(e)(3) of Regulation S-X require condensed financial information as to the financial position, cash flows and results of operations of a parent company as of and for the same periods for which the audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.

The following condensed financial statements of the Company have been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company used the equity method to account for its investment in its subsidiaries and VIEs. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiaries and VIEs” and “Accumulated losses in excess of investment in subsidiaries and VIEs.” The Company, its subsidiaries and VIEs were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation. The Company’s share of income from its subsidiaries and VIEs is reported as share of income from subsidiaries and VIEs in the condensed financial statements.

The Company is a Cayman Islands company and, therefore, is not subjected to income taxes for all years presented. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2016 and 2017, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Inter-company charges, share-based compensation and other miscellaneous expenses for the years ended December 31, 2015, 2016 and 2017, which were previously recognized at the parent company level, had been pushed down to the WFOE/VIE level given the majority of services were provided to the WFOE/VIE entities.

The condensed financial statements of the parent company should be read in conjunction with the Company’s consolidated financial statements and the accompanying notes thereto. For purposes of these condensed financial statements, the Company’s wholly owned and majority owned subsidiaries are recorded based upon its proportionate share of the subsidiaries’ net assets (similar to presenting them on the equity method).

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONDENSED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2017

(US$’000, except share data and per share data, or otherwise noted)

	As of December 31,
	2016	2017
Assets
Current assets
Cash and cash equivalents	12,005	6,440
Amounts due from subsidiaries and VIEs	47,006	74,193
Other assets	15	1,194

Total current assets	59,026	81,827

Non-current asset
Investments in subsidiaries and VIEs	45,050	41,407

Total assets	104,076	123,234

Liabilities, mezzanine equity and shareholders’ (deficit)/equity
Current liabilities
Accrued liabilities and other current liabilities	1,012	3,250
Derivative liabilities	60,525	—
Amounts due to subsidiaries and VIEs	2,109	—

Total current liabilities	63,646	3,250

Non-current liability
Derivative liabilities	359	—

Total non-current liability	359	—

Total liabilities	64,005	3,250

Commitments and contingencies	—	—

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONDENSED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2016 AND 2017

(US$’000, except share data and per share data, or otherwise noted)

	As of December 31,
	2016	2017
Mezzanine equity
Series A convertible redeemable preferred shares (US$0.001 par value; 2,500,000 shares authorized as of December 31, 2016; 2,476,190 shares issued and outstanding as of December 31, 2016; redemption amount of US$6,737 as of December 31, 2016; none issued and outstanding as of December 31, 2017)	5,597	—
Series B convertible redeemable preferred shares (US$0.001 par value; 3,000,000 shares authorized as of December 31, 2016; 1,889,249 shares issued and outstanding as of December 31, 2016; redemption amount of US$14,625 as of December 31, 2016; none issued and outstanding as of December 31, 2017)	9,807	—
Series C convertible redeemable preferred shares (US$0.001 par value; 1,650,000 shares authorized as of December 31, 2016; 1,599,186 shares issued and outstanding as of December 31, 2016; redemption amount of US$22,288 as of December 31, 2016; none issued and outstanding as of December 31, 2017)	10,733	—
Series D convertible redeemable preferred shares (US$0.001 par value; 4,500,000 shares authorized as of December 31, 2016; 2,493,018 shares issued and outstanding as of December 31, 2016; redemption amount of US$58,874 as of December 31, 2016; none issued and outstanding as of December 31, 2017)	43,956	—
Series E convertible redeemable preferred shares (US$0.001 par value; 1,200,000 shares authorized as of December 31, 2016; 1,068,114 shares issued and outstanding as of December 31, 2016; redemption amount of US$20,000 as of December 31, 2016; none issued and outstanding as of December 31, 2017)	18,845	—
Redeemable ordinary shares (US$0.001 par value; 742,320 shares issued and outstanding as of December 31, 2016; none issued and outstanding as of December 31, 2017)	15,445	—

Total mezzanine equity	104,383	—

Shareholders’ (deficit)/equity
Ordinary shares	14	26
Treasury shares	(2,468)	(2,093)
Other shareholders’ (deficit)/equity	(61,858)	122,051

Total shareholders’ (deficit)/equity	(64,312)	119,984

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	104,076	123,234

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(US$’000, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2015	2016	2017
Operating expenses
General and administrative expenses	(7,455)	(21,655)	(6,928)

Total operating expenses	(7,455)	(21,655)	(6,928)

Operating loss
Other gains, net	101	145	(116)
Fair value (loss)/gain on derivative liabilities	(19,390)	3,995	(10,190)

Loss from subsidiaries and VIEs	(12,970)	(9,815)	(7,385)

Loss before income tax expense	(39,714)	(27,330)	(24,619)

Income tax expense	—	—	—

Net loss	(39,714)	(27,330)	(24,619)

Accretion to convertible redeemable preferred shares redemption value	(2,692)	(773)	(1,662)
Accretion to redeemable ordinary shares redemption value	(1,982)	(1,556)	(3,650)

Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(44,388)	(29,659)	(29,931)

Net loss	(39,714)	(27,330)	(24,619)
Other comprehensive loss:
Foreign currency translation adjustment, net of tax	(129)	(139)	(79)

Comprehensive loss attributable to iClick Interactive Asia Group Limited	(39,843)	(27,469)	(24,698)

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

	For the years ended December 31,
	2015	2016	2017
Cash flows from operating activities:
Net cash used in operating activities	(86,738)	(8,083)	(34,030)

Cash flows from financing activities:
Proceeds from issuance of Series E convertible redeemable preferred shares	—	20,000	—
Proceeds from exercise of share options	284	171	60
Net proceeds from issuance of ordinary shares upon IPO	—	—	28,405
Others	2,210	—	—

Net cash from financing activities	2,494	20,171	28,465

Net (decrease)/increase in cash and cash equivalents	(84,244)	12,088	(5,565)