Form 20-F/A
period 2017-12-31
iClick Interactive Asia Group Ltd
filed 2018-06-08
CIK 1697818

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

EXPLANATORY NOTE	1
ITEM 19. EXHIBITS	2

i

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) amends the Annual Report on Form 20-F for the year ended December 31, 2017 of iClick Interactive Asia Group Limited (the “Company”), as originally filed with the U.S. Securities and Exchange Commission on April 20, 2018 (the “Original Filing”). The Company is filing the Amendment solely to re-file Exhibit 4.12 and Exhibit 4.13 to disclose the confidential portions of the exhibits.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is also filing the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment.

This Amendment does not affect any other parts of, or exhibits to, the Original Filing, nor does it reflect events occurring after the date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing and any documents filed with or furnished to the Securities and Exchange Commission by the Company subsequent to April 20, 2018.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Eighth Amended and Restated Memorandum and Articles of Association, as currently in effect (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (File No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1/A (file No. 333-221034) filed with the Securities and Exchange Commission on December 1, 2017)

2.4	Series E Share Subscription Agreement dated December 19, 2016 (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on October 20, 2017 (File No. 333-221034))

2.5	Fourth Amended and Restated Shareholders Agreement dated December 28, 2016 (incorporated by reference to
Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

4.1	English translation of Exclusive Business Cooperation Agreement between OptAim Beijing, OptAim Network and Zhiyunzhong dated January 16, 2015 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

4.2	English translation of Second Amended and Restated Exclusive Call Option Agreement among OptAim Beijing, OptAim Network and the shareholders of OptAim Network dated May 26, 2017 (incorporated by reference to
Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

4.3	English translation of Second Amended and Restated Equity Pledge Agreement among OptAim Beijing, OptAim Network and the shareholders of OptAim Network dated May 26, 2017 (incorporated by reference to
Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

4.4	English translation of Irrevocable Powers of Attorney granted by the Jian Tang and Jie Jiao dated May 26, 2017 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

4.5	English translation of Spousal Consents granted by Xinyu Fan dated May 26, 2017 (incorporated by reference to
Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

4.6	2010 Share Option Incentive Scheme (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

4.7	Form of Indemnification Agreement with Executive Officers and Directors (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

4.8	Form of Employment Agreement and One Way Non-disclosure Agreement with Executive Officers (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

4.9	2017 Share Incentive Plan (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

4.10	English Translation of Tencent Advertising Agency Agreement for 2017 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

4.11	English Translation of Tencent Advertising Placement Contract for 2017 (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

4.12*	English Translation of the Baidu Distributor Cooperation Agreement, dated as of February 9, 2018, by and between Baidu Online Network Technology (Beijing) Co., Ltd. and Search Asia Technology (Shenzhen) Co., Ltd

4.13*	English Translation of the Baidu Distributor Cooperation Agreement, dated as of February 9, 2018, by and between BAIDU (HONGKONG) LIMITED and China Search (Asia) Ltd.

8.1†	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1††	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2††	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1†	Consent of Jingtian & Gongcheng

101.INS†	XBRL Instance Document

101.SCH†	XBRL Taxonomy Extension Schema Document

101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB†	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document

†	Filed with the Annual Report on Form 20-F on April 20, 2018
††	Furnished with the Annual Report on Form 20-F on April 20, 2018
*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

iClick Interactive Asia Group Limited

By:	/s/ Wing Hong Sammy Hsieh
Name:	Wing Hong Sammy Hsieh
Title:	Chairman and Chief Executive Officer

Date: June 8, 2018