Form 20-F
period 2018-12-31
iClick Interactive Asia Group Ltd
filed 2019-04-25
CIK 1697818

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Terence Li, Chief Financial Officer 15/F Prosperity Millennia Plaza 663 King’s Road, Quarry Bay Hong Kong S.A.R., People’s Republic of China Tel: +852 3700 9000 E-mail: terence.li@i-click.com
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

As of December 31, 2018, there were 29,345,559 ordinary shares outstanding, par value $0.001 per share, being the sum of 24,524,951 Class A ordinary shares† and 4,820,608 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepare its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards†† provided pursuant to Section 13(a) of the Exchange Act. ☒

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

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

†            Of the 24,524,951 Class A ordinary shares as of December 31, 2018, 1,358,860 were held by Arda Holdings Limited underlying the options granted but not yet exercised (whether or not they are vested) and the options reserved for issuance under our 2018 Share Incentive Plan.

††          The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

i

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

•                  “end marketers,” or “marketers” refers to marketers that we serve, either directly or through marketing agencies, regardless if they have direct contractual relationship with us;

•                  “enterprise solution,” was formerly referred to as our “business intelligence solution,” or “BI solution”;

•                  “HK$” or “Hong Kong dollars” refers to the legal currency of Hong Kong;

•                  “independent online marketing technology platforms” refers to online marketing technology platforms (i) which are not owned by any group which owns online publishing resources, or (ii) which do not own any online publishing resources;

•                  mobile apps or websites “covered” refers to the mobile apps or websites from which we are able to receive data to build user profiles;

•                  “mobile marketing solution” was formerly referred to as our “mobile audience solution”;

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

•                  “other marketing solution” was formerly referred as our “other solution”;

•                  “OTT” refers to over-the-top, a media distribution practice that allows a content provider to sell media directly to the customer over the internet;

•                  “our clients” refers to entities which enter into sales contracts with us and incur spending during the relevant period;

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•                  our goals and strategies;

•                  our success in implementing our mobile and new retail strategies;

•                  our future business development, financial condition and results of operations;

•                  the expected growth of online marketing industry, including online marketing technology industry in China;

•                  our expectations regarding demand for and market acceptance of our products and services, including online marketing technology and enterprise solutions;

•                  our expectations regarding our clients and other marketers and marketing agencies;

•                  our ability to integrate and realize synergies from acquisitions and investments;

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

Not Applicable.

ITEM 3.                                                KEY INFORMATION

A.            Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2016, 2017 and 2018, selected consolidated balance sheet data as of December 31, 2017 and 2018 and selected consolidated cash flow data for the years ended December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated balance sheet data as of December 31, 2015 and 2016, the selected consolidated statements of comprehensive loss for the year ended December 31, 2015 and the selected consolidated cash flow data for the year ended December 31, 2015 (except for (i) current liabilities and non-current liabilities as of December 31, 2015 and December 31, 2016, which reflect the impact of the retrospective adjustment for the reclassification of current deferred tax liabilities to non-current liabilities following the adoption of ASU No. 2015-17 on January 1, 2017, and (ii) cash and cash equivalents and restricted cash at the beginning of the year ended December 31, 2015 and the year ended December 31, 2016, and cash and cash equivalents and restricted cash at the end of the year ended December 31, 2015 and the year ended December 31, 2016, which reflect the impact of the retrospective adjustment when reconciling the beginning-of-period and end-of-period total amounts following the adoption of ASC No. 2016-18 on January 1, 2018) have been derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”).

You should read the selected consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	Year Ended December 31,
	2015	2016	2017	2018
	(US$ in thousands, except for per share and share data)
Selected Consolidated Statements of Comprehensive Loss:
Net revenues(1)	65,242	95,357	125,258	160,017
Cost of revenues(1)	(34,531)	(61,048)	(95,733)	(120,897)
Gross profit	30,711	34,309	29,525	39,120
Operating expenses:
Research and development expenses	(8,106)	(8,584)	(5,778)	(10,737)
Sales and marketing expenses	(31,385)	(28,266)	(25,935)	(32,080)
General and administrative expenses	(12,745)	(26,767)	(12,983)	(23,757)
Total operating expenses	(52,236)	(63,617)	(44,696)	(66,574)
Operating loss	(21,525)	(29,308)	(15,171)	(27,454)
Interest income	—	—	—	421
Interest expense	(107)	(713)	(551)	(773)
Other gains/(losses), net	791	(1,082)	1,841	687
Fair value (loss)/gain on derivative liabilities	(19,390)	3,995	(10,190)	—
Fair value loss on convertible notes	—	—	—	(4,837)
Loss before income tax expense	(40,231)	(27,108)	(24,071)	(31,956)
Income tax benefit/(expenses)	555	(222)	(548)	(655)
Share of losses from an equity investee	(38)	—	—	—
Net loss	(39,714)	(27,330)	(24,619)	(32,611)
Net loss attributable to noncontrolling interests	—	—	—	202
Net loss attributable to iClick Interactive Asia Group Limited	(39,714)	(27,330)	(24,619)	(32,409)
Accretion to convertible redeemable preferred shares redemption value	(2,692)	(773)	(1,662)	—
Accretion to redeemable ordinary shares redemption value	(1,982)	(1,556)	(3,650)	—
Deemed contribution from Series B-1 preferred shareholders	2,591	—	—	—
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(41,797)	(29,659)	(29,931)	(32,409)
Net loss	(39,714)	(27,330)	(24,619)	(32,611)
Other comprehensive loss:
Foreign currency translation adjustment, net of US$nil tax	(129)	(139)	(79)	(2,547)
Comprehensive loss	(39,843)	(27,469)	(24,698)	(35,158)
Comprehensive loss attributable to noncontrolling interests	—	—	—	202
Comprehensive loss attributable to iClick Interactive Asia Group Limited	(39,843)	(27,469)	(24,698)	(34,956)
Net loss per share attributable to iClick Interactive Asia Group Limited
Basic	(3.58)	(2.26)	(2.15)	(1.23)
Diluted	(3.58)	(2.26)	(2.15)	(1.23)
Weighted average number of ordinary shares used in per share calculation
Basic	11,661,049	13,151,063	13,931,503	26,452,409
Diluted	11,661,049	13,151,063	13,931,503	26,452,409

(1)             On January 1, 2018, the Company adopted ASC 606 “Revenue from Contracts with Customers” using the modified retrospective method. The adoption did not have any impact to the accumulated deficit as of January 1, 2018. As a result of the adoption, certain rebates to marketers are presented net of revenues, as opposed to being included in cost of revenues in prior periods.

	As of December 31,
	2015	2016	2017	2018
	(US$ in thousands)
Selected Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	10,395	27,280	19,401	39,828
Time deposit	—	—	25,000	—
Short-term investment	—	—	—	17,427
Accounts receivable, net of allowance for doubtful receivables of US$1,733, US$1,693, US$1,478 and US$1,507 as of December 31, 2015, 2016, 2017 and 2018, respectively	28,423	30,694	40,798	65,627
Rebates receivable	3,642	2,250	1,334	4,067
Prepaid media cost	24,793	34,409	37,784	19,107
Non-current assets:
Intangible assets, net	19,095	14,804	10,600	7,247
Goodwill	48,496	48,496	48,496	48,496
Total assets	146,110	169,640	188,822	207,258
Liabilities, mezzanine equity and shareholders’ deficit:
Current liabilities(2)	114,063	125,505	65,679	97,151
Non-current liabilities(2)	4,766	4,064	3,159	3,467
Total liabilities	118,829	129,569	68,838	100,618
Total mezzanine equity	83,210	104,383	—	—
Ordinary shares (13,104,300, 13,609,208, 26,059,433 and 27,986,700 shares issued and outstanding as of December 31, 2015, 2016, 2017 and 2018, respectively)	13	14	26	28
Total equity	(55,929)	(64,312)	119,984	106,640
Total liabilities, mezzanine equity and shareholders’ deficit	146,110	169,640	188,822	207,258

(2)         The balance as of December 31, 2015 and 2016 reflects the impact of the retrospective adjustment for the reclassification of current deferred tax liabilities to non-current liabilities following the adoption of ASU No. 2015-17 on January 1, 2017.

	Year Ended December 31,
	2015	2016	2017	2018
	(US$ in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(9,797)	(3,907)	(13,881)	(15,416)
Net cash (used in)/provided by investing activities	(18,787)	524	(25,165)	8,395
Net cash (used in)/provided by financing activities	(2,612)	24,564	25,546	27,775
Effect on exchange rate changes on cash and cash equivalents and restricted cash	(232)	(62)	387	(327)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(31,196)	21,181	(13,500)	20,754
Cash and cash equivalents and restricted cash at the beginning of year(3)	42,823	11,395	32,514	19,401
Cash and cash equivalents and restricted cash at the end of year(3)	11,395	32,514	19,401	39,828

B.            Capitalization and Indebtedness

Not Applicable.

C.            Reasons for the Offer and Use of Proceeds

Not Applicable.

(3)             The amounts for the years ended December 31, 2015, 2016 and 2017 reflect the impact of the retrospective adjustment for the presentation of restricted cash with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts in the consolidated statements of cash flows following the adoption of ASU No. 2016-18 on January 1, 2018.

D.            Risk Factors

Risks Related to Our Business and Industry

We have experienced fluctuations in growth in recent periods, and our historical growth rates may not be indicative of our future growth.

We have experienced fluctuations in growth in recent periods. We may not be able to sustain our historical growth rates, or at all. You should not consider our historical growth in gross billing and net revenues as indicative of our future performance. Our recent growth was driven by increase in gross billing from mobile marketing solutions as a result of our strategic focus shifting to capture more market demand in mobile marketing solutions. In future periods, our gross billing and net revenues could decline or grow more slowly than we expect and the client base optimization may not achieve the benefits as we expected. We believe our business, prospects and results of operations depend on a number of factors, some of which are described in more details in this section, including our ability to:

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

•                  leverage our data assets and experience and expertise in online marketing to extend our solutions beyond online marketing and achieve market acceptance;

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

•                  acquire or invest in businesses, products and technologies and to integrate and realize synergies from acquisitions and strategic investments;

•                  increase awareness of our brand among marketers on a global basis in a cost-effective manner; and

•                  attract and retain employees.

We cannot assure you that we will be able to successfully accomplish any of these objectives.

We may not be successful in implementing our mobile strategies, which could materially and adversely affect our results of operations.

Our recent growth was primarily driven by our expansion since 2014 into mobile channels to identify, engage and convert mobile marketing. Our limited operating history in mobile channels may make it difficult to evaluate our current business and future prospects, which will be adversely affected if we fail to successfully maintain and enhance our mobile capabilities. To deliver, maintain and enhance our mobile capabilities, it is important that we further integrate with a wider range of mobile technologies, systems, networks and standards that we do not control. We may not be successful in developing solutions that operate effectively with these technologies, systems, networks or standards. Any of these could have a material adverse effect on our business, prospects and results of operations.

While marketing via non-mobile online channels has been established for several years, marketing via mobile channels, in particular via mobile apps, is a relatively new phenomenon. We have experienced and expect to continue to face more significant competition for our mobile marketing solutions. In addition, in light of the rising demand for marketing via mobile apps, mobile app publishers, especially popular mobile app publishers tend to command stronger bargaining power compared to their non-mobile app publisher counterparts. All of these have resulted in a downward pricing pressure on, and increased media costs for, our mobile marketing solutions. While net revenues from our mobile marketing solutions increased significantly, which amounted to US$57.8 million, US$101.4 million and US$140.4 million in 2016, 2017 and 2018, respectively, gross margins for our mobile marketing solutions remained relatively low and decreased during 2016 and 2017, which contributed to the decrease in our overall gross profit margin from 36.0% in 2016 to 23.6% in 2017. Although our gross margin for our mobile marketing solutions increased slightly in 2018 to 14.6%, it may fluctuate in future. As we continue to prioritize the execution of our mobile strategy and face increasing competition and pricing pressure for our mobile marketing solutions, our profit margin could be materially and adversely affected.

We have incurred net losses in the past and may not achieve profitability in the future.

We incurred net losses of US$27.3 million in 2016, US$24.6 million in 2017 and US$32.6 million in 2018. As of December 31, 2018, we had an accumulated deficit of US$181.4 million. We will need to generate increased revenue levels in future periods to become profitable, and, even if we do, we may not be able to improve our profitability as we intend to continue to expend significant funds to grow our marketing and sales operations, develop and enhance our data analytic capabilities, scale our data center infrastructure and services capabilities and expand into new market segments. Our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenue enough to offset our operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this annual report, and unforeseen expenses, difficulties, complications and delays and other unknown events. If we are unable to achieve or sustain profitability, the market price of our ADSs may significantly decrease.

Our newly launched business, including our enterprise solutions, may not be successful.

We have been leveraging our data assets and experience and expertise to extend our solutions beyond our core online marketing business. For example, in May 2018, we started to offer enterprise solutions and in January 2019, we made a controlling investment in Changyi (Shanghai) Information Technology Co., Ltd., or Changyi, which further enhances our enterprise solution capabilities. We may not be successful in our newly launched business lines, including enterprise solutions. For example, our data assets and experience and expertise in online marketing may not prove successful for enterprise solutions, and there can be no assurance that we will successfully integrate, utilize and leverage Changyi’s enterprise solution capabilities. See “—Past and future acquisitions, strategic investments, partnership or alliance could be difficult to integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value and adversely affect our results of operations and financial condition.” for more details. In addition, we may face increased competition as we expand into the enterprise solution market. See “— The independent online marketing technology market is highly fragmented and intensely competitive. Independent online marketing technology platforms also face competitive pressure from well-established internet companies, marketing agencies and traditional media. In addition, as we expand into the enterprise solution market, we also face increasingly intensified competition” for more details.

We have been making efforts to promote our newly launched enterprise solutions to clients in industries including new retail, online education, real estate and other sectors. As a result, the success of our enterprise solutions depends on the continued growth of these sectors. In addition, to the extent businesses do not find our enterprise solutions an effective or efficient way of customer management and to the extent there are any potential new developments in their sectors, our enterprise solutions may be less attractive to clients, and our results of operations and business growth prospects may be adversely affected. Please see “— If online marketing technology solutions and enterprise solutions do not achieve widespread market acceptance, our business, growth prospects and results of operations would be materially and adversely affected.” for more details.

We may also face unexpected new risks as we continue to launch new business. As a result, we cannot assure you that we will be successful in this new business. If we cannot successfully address new challenges and compete effectively, we may not be able to develop a sufficient client base, recover costs incurred for developing and marketing our new business, and eventually achieve profitability from our new business, and, consequently, our future results of operations and growth prospects may be materially and adversely affected.

Our sales cycle may become more time-consuming and expensive under enterprise solutions, we may encounter pricing pressure and implementation and configuration challenges, and we may have to delay revenue recognition for some complex transactions, all of which could harm our business and operating results.

As the development cycle on enterprise solutions is subject to the complexity of the clients’ needs and requirements, industries, scale of operation, etc., we may face greater costs, longer sales cycles and less predictability in completing some of our sales. In this market segment, clients’ decision to use our services may be an enterprise-wide decision and, if so, these types of sales would require us to provide greater levels of education regarding the use and benefits of our services, as well as education regarding privacy and data protection laws and regulations to prospective clients with international operations. As a result of these factors, these sales opportunities may require us to devote greater development, sales support and professional services resources to individual clients, driving up costs and time required to complete the transactions, while potentially requiring us to delay revenue recognition on some of these transactions until the technical or implementation requirements have been met.

Our net revenues, net revenues as a percentage of gross billing, gross profit margin and the comparability of our financial results may be affected by our revenue models.

We derive revenue primarily from three sources and report them on either the net or gross basis: (i) Revenue from incentives earned from the website publisher for which we act as sales agent for its content distribution opportunities, or the sales agency arrangement; (ii) revenue from performing cost-plus marketing campaigns are reported on the net basis; and (iii) revenue from performing specified actions marketing campaigns (i.e., a CPM, CPC, CPA, CPS, CPL or ROI basis) is reported on the gross basis. Please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Components of Results of Operations — Net Revenues” for more details. The gross profit margins for our sales agency arrangement and cost-plus marketing campaigns are higher than that for our specified action marketing campaigns as cost of revenues for our sales agency arrangement and cost-plus marketing campaigns does not include media cost.

Consequently, an increase in the percentage of gross billing recognized as net revenues from performing specified actions marketing campaigns will have a positive impact on our net revenues and a negative impact on gross profit margin. On the other hand, an increase in the percentage of gross billing recognized as net revenues from our sales agency arrangement and from performing cost-plus marketing campaigns will have a negative impact on our net revenues and a positive impact on gross profit margin. As the relative percentage of gross billing from incentives earned from the website publisher under our sales agency arrangement and from performing cost-plus marketing campaigns, on the one hand, and from performing specified actions marketing campaigns on the other hand, changes from time to time, the relative percentage of gross billing recognized as net revenues on the gross basis and net basis also fluctuates, which would consequently impact our net revenues and gross profit margin. Our mobile marketing solutions on one hand, and other marketing solutions, on the other hand, each represent a mixture of revenue recognized on gross basis and on net basis and the proportion of each fluctuates from period to period. Therefore our net revenues, net revenues as a percentage of gross billing, gross profit margin and the comparability of our financial results in one period to another may be affected by the relative percentage of gross billing recognized as net revenues on the gross basis and net basis. The relative percentage of gross billing recognized as net revenues on the gross basis and net basis is in turn, affected by a variety of factors, in particular, the terms of the arrangements with our clients, including whether to conduct their marketing campaigns on a specified-action (i.e., gross) or cost-plus (i.e., net) basis in a particular period, which depends on clients’ needs and goals.

Failure to retain existing clients or attract new ones could adversely impact our business and results of operations.

We do not have long-term marketing campaign contracts with clients, and a majority of our marketing campaign contracts are for a term of one year or shorter. Our clients, referring to entities which enter into marketing campaign contracts with us and incur marketing spend during the relevant period and which include direct marketers and marketing agencies, are not obligated to use our platform on an exclusive basis and they generally use multiple providers to manage their marketing spend. Accordingly, we must convince our clients to use our platform, increase their usage and spend a larger share of their online marketing budgets with us, and do so on an on-going basis.

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

Therefore, we cannot assure you that clients that have generated marketing spend on our platform in the past will continue to spend at similar levels or that they will continue to use our platform at all. We may not be able to replace clients which decrease or cease their usage of our platform with new clients that spend similarly on our platform. We have relied on a limited number of clients to generate a significant portion of our revenues. For example, in 2016, we had two clients that each contributed to more than 10% of our net revenues, including a marketer in the entertainment industry which contributed to 18% of our net revenues and a marketer in the e-commerce industry which contributed to 11% of our net revenues. In 2017, we did not have any client that contributed to more than 10% of our net revenues. In 2018, we had one client from the entertainment industry that contributed to 14% of our net revenues.

In addition, we have started a comprehensive review of the client base especially for other marketing solutions since 2016 to focus on profitability and liquidity. For example, we terminated relationships with certain clients for our other marketing solutions as they had relatively long account receivable cycles and yielded relatively low operating profit margins. Some of these clients were large marketers and had individually accounted for more than 5% of our annual gross billing historically. As a result, gross billing from our other marketing solutions decreased by 38.6% from US$123.9 million in 2016 to US$76.1 million in 2017 and by 6.6% to US$71.0 million in 2018. In addition, the total number of marketers decreased by 5.6% from 2,713 in 2016 to 2,561 in 2017, and by 3.2% to 2,479 in 2018.

If our existing clients do not continue to use or increase their use of our platform, or if we are unable to attract sufficient marketing spend on our platform from new clients, our business and results of operations could be materially and adversely affected.

Loss of any marketing agency client may materially and adversely affect our business and results of operations.

We engage third-party marketing agencies to help source and serve some of our marketers. In 2018, we had 2,479 marketers. Among these marketers, 1,336 were represented by our marketing agency clients, which contributed a significant portion of our gross billing and net revenues. We do not have exclusive business arrangement with these marketing agencies. If we lose any marketing agency, we risk losing business from end marketers represented by that agency. In addition, some marketing agencies have their own business arrangements with content distribution channels and can directly connect marketers with such channels. Our business may suffer to the extent that marketing agencies and content distribution channels purchase and sell content distribution opportunities directly from one another or through intermediaries other than us. Loss of marketing agencies as our clients could materially and adversely affect our business and results of operations.

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

Our consistent access to attractive content distribution opportunities is crucial to our business. We primarily rely on third-party content distribution channels to access content distribution opportunities. Our content distribution channels are concentrated and primarily include online and mobile publishers, major search engines and ad exchanges, including those owned or operated by Tencent, Baidu, Google and Alibaba. Media costs for content distribution opportunities on Tencent, Baidu, Google and Alibaba channels in aggregate accounted for 81.6%, 89.1% and 91.1% of our media costs in 2016, 2017 and 2018, respectively. Media costs for content distribution opportunities on our largest and second largest channel partners accounted for 79.5% and 11.5% of our media costs in 2018, respectively. In addition, our contracts with content distribution channels are generally for a period of one year and do not impose long-term obligations requiring them to make their content distribution opportunities available to us on reasonable terms or at all. The loss of access to content distribution opportunities from one of those companies would negatively impact our ability to help marketers reach their audience.

Our ability to source content distribution opportunities from content distribution channels depends in part on our ability to continuously generate sufficient marketing spend from our clients on these channels. Under some of our contracts, content distribution channels may terminate or choose not to renew the contracts during their terms if we do not meet the minimum marketing spend requirements in the contracts. If our content distribution channels terminate or choose not to renew their contracts with us, our business and results of operations will be materially and adversely affected.

In addition, we may not be able to negotiate favorable or acceptable terms once the contracts expire. For example, the written contract with certain content distribution channel under our sales agency arrangement expired on December 31, 2018 and as of the date hereof, we have not yet executed and are negotiating a new written contract with this content distribution channel. Net revenues from this content distribution channel under our sales agency arrangement were US$7.9 million, US$8.3 million and US$8.7 million in 2016, 2017 and 2018, representing 8.3%, 6.6%, and 5.4% of our total net revenues for the respective years. As the contract is still being negotiated, there is no assurance that we will be able to execute the contract with terms favorable or acceptable to us or at all, which will have a material adverse impact on our financial conditions and results of operations.

Furthermore, our contracts with content distribution channels generally provide for certain rebates or incentives, generally calculated as a percentage of marketing spend, that we are entitled to should the market spending during the terms exceed the specified thresholds. Under some of our contracts, content distribution channels offer staggered levels of rebates or incentives to us depending on the amount of marketing spend we achieve during the period. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Policies — Revenue recognition — Sales Agent” and “— Rebates” for a description of the accounting treatment of rebates or incentives that we receive from content distribution channels. In addition, some of these contracts provide for a deduction of the rebates we are entitled to should we breach certain obligations under the contracts, including infringement of other parties’ rights, violation of content laws and consumer complaints. If we are unable to meet the anticipated level of marketing spend with any content distribution partner, we may experience a material adverse impact on our financial conditions and results of operations, including reduced rebates or payment of liquidated damages, and the content distribution partner may terminate our contract. If any of our content distribution channels were to change their rebate or incentive programs or to cease doing business with us for any reason, our financial results would be materially adversely affected.

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

The independent online marketing technology market is highly fragmented and intensely competitive. Independent online marketing technology platforms also face competitive pressure from well-established internet companies, marketing agencies and traditional media. In addition, as we expand into the enterprise solution market, we also face increasingly intensified competition.

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

•                  accessibility and user-friendliness of solutions; and

•                  brand awareness.

In addition, independent online marketing technology platforms face competitive pressure from large and well-established internet companies, such as Alibaba, Baidu, Tencent and Google, which have established stronger and broader presence across the online marketing ecosystem and have significantly more financial, technical, marketing and other resources, more extensive client base, and longer operating histories and greater brand recognition than we do. These companies have access to user information by virtue of their popular consumer-oriented websites and mobile apps, and have the technology designed for use in conjunction with the types of user information collected from their websites and mobile apps. These companies may also leverage their positions to make changes to their systems, platforms, exchanges, networks or other products or services that could be harmful to our business and results of operations. While we believe that we do not directly compete with these large and well-established internet companies as we promote their content distribution opportunities or purchase their content distribution opportunities in the ordinary course of our business in connection with our execution of marketing campaigns, and these companies generally do not provide integrated online marketing solutions the way we do, we face indirect competition from these major players in the online marketing technology industry as they provide online marketing technology and offer services and offer solutions that help marketers achieve one or more aspects of their marketing goals in one or more phases of their online marketing cycle. These large and well-established companies control content distribution channels and may also directly compete with us to the extent we expand our solutions and footprints vertically along the online marketing technology value chain. Further, some of these companies are, or may also become, our content distribution channels and may enter into other types of strategic arrangements with us. For example, we generally enter into annual framework agreements with content distribution channel partners, including Baidu and Tencent, to purchase or promote their content distribution opportunities. See “Item 4. Information on the Company — B. Business Overview — Our Content Distribution Channels”. Competitive pressure may incentivize them to cease their partnership with us. Online marketing technology platforms also face competition from marketing agencies, who may have their own relationships with content distribution channels and can directly connect marketers with such channels. Furthermore, online marketing technology platforms continue to compete with traditional media including direct marketing, television, radio, cable and print advertising companies.

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

In May 2018, we launched a strategic growth initiative beyond our core online marketing operation to provide SaaS-based enterprise solutions. Although we currently have few direct competitors in this relatively new and evolving area in China, we anticipate competition to increase based on businesses’ demands for this type of products. We may face competitions from local companies that are working on the enterprise solutions, new cloud computing and artificial intelligence. We may also face potential competition from international SaaS companies, which have longer operating histories, greater financial, technical, marketing, distribution, professional services or other resources and greater name recognition. In addition, many of our prospective competitors may have close relationship with our existing and new clients and bear an extensive knowledge of this industry. As a result, they may be able to respond more quickly to new or emerging technologies and changes in clients’ requirements, or devote greater resources to the development, promotion and sale of their products. If we fail to upgrade our technologies and differentiate our enterprise solutions to effectively identify and address clients’ needs, our business, results of operations and prospects could be materially and adversely affected.

If online marketing technology solutions and enterprise solutions do not achieve widespread market acceptance, our business, growth prospects and results of operations would be materially and adversely affected.

The market for online marketing technology solutions and enterprise solutions such as ours is evolving in China and these solutions may not achieve or sustain high levels of demand and market acceptance as we expect. While marketing via search engines or display channels has been established for several years, marketing via new digital channels such as mobile and social media is not as well established. The future growth of our business could be constrained by both the level of acceptance and expansion of emerging online marketing channels, as well as the continued use and growth of existing channels. Even if these channels become widely adopted, marketers and agencies may not be familiar with and make significant investments in, solutions such as ours that help them manage their online marketing across channels and devices. In addition, some of our solutions are delivered as software-as-a-service, or SaaS, offerings, which are less mature or common in China, and the pace of transition to SaaS business may be slower among marketers with heightened data security concerns or general demand for highly customizable application software. The acceptance of our solutions delivered as SaaS offerings will depend to a substantial extent on the education of our clients on the SaaS offerings and the widespread adoption of SaaS solutions in general, and we cannot be certain that the trend of adoption of such solutions will continue in the future. Therefore, it is difficult to predict the demand for our platform or the future growth rate and size of the market for online marketing technology solutions.

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

Enterprise solution is a relative new data technology market in PRC. The expansion of our enterprise solutions depends on the clients’ interest and market acceptance. If we fail to obtain a widespread acceptance, our number of clients may decrease. We may also incur additional spending to further enhance our brand recognition and promotion, which could adversely impact our profitability. If our enterprise solutions fail to gain a widespread acceptance, our business, growth prospects and results of operations may also be materially and adversely affected.

If our algorithms and data engines for assessing and predicting potential audience behaviors are flawed or ineffective, or if our platform fails to otherwise function properly, our reputation and market share would be materially and adversely affected.

Our ability to attract marketers to, and build trust in, our platform is significantly dependent on our ability to effectively assess and predict audience interest in, and therefore interaction with, relevant marketing content. In addition, our ability to attract businesses to use our enterprise solutions is significantly dependent on our ability to effectively identify and address their needs on customer relationship management and data analytics (e.g. sales data, customer data, product data, etc.). We utilize our proprietary algorithms and data engines to track, process and analyze internet user data, forecast probability and nature of internet users’ potential engagement with a given marketing message, create and tailor the marketing message to specific user interest, and execute marketing campaigns based on parameters specified by our clients. Our proprietary algorithms and data engines take into account multiple kinds and sources of data, including data on users’ interest, intent, E-commerce and offline purchase behavior, social data, demographic data and campaign performance data, which we track using our proprietary tracking tools, from our marketers, publishers and ad exchanges in connection with marketing campaigns, and from collaboration with selected third-party data partners. The data we collect may not be relevant to all industries, and for certain industries, we may not have sufficient user data to ensure that our algorithms and data engines would work effectively. Furthermore, we generally do not verify the data we gather, which may be subject to fraud or are otherwise inaccurate. Even if such data are accurate, they may become irrelevant or outdated and thus may not reflect a user’s genuine interest or accurately predict his or her interaction with a given marketing message. For example, following the date we obtain the relevant data, a user’s interest and behavior pattern may change or he or she may have already completed a transaction and is no longer interested in the marketing message.

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

We may be required to obtain value-added telecommunications business operation license for the business carried out by certain consolidated entity.

In November 2018, we, through OptAim Network, our VIE, made a controlling investment in Shanghai Myhayo Technology Co., Ltd., or Myhayo, a content distribution channel and a mobile content aggregator of articles and short videos in China. Myhayo presents customized feeds to users via its mobile application and allows users to earn points from their daily access to the app, which could be used to redeem cash rewards. Under the relevant PRC laws, commercial operators of value-added telecommunication services, which refer to providers of telecommunications and information services through public network infrastructures that provide information or services to internet users with a charge, shall obtain a value-added telecommunications business operation license. See “Item 4. Information on the Company — B. Business Overview — Regulations —Regulations on Value-added Telecommunication Services” and “— Regulations on Internet Content Providers.” It is unclear whether Myhayo’s business model would render it a commercial operator of value-added telecommunication service provider under the relevant PRC laws.

As of the date hereof, Myhayo does not hold a value-added telecommunication license, and it is in the process of applying for such license. There is no assurance Myhayo will be granted such license in a timely manner or at all. If we fail to obtain, maintain or renew any required license, or obtain any additional licenses and permits or make any records or filings required by new laws, regulations or executive orders in a timely manner or at all, we could be subject to liabilities or penalties, and we may have to change our business models, and our operations could be adversely affected. In addition, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention, which may require us to obtain new license and permits, or take certain actions that may adversely affect our business operations. We may not timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future. Nor can we assure you that we will be able to timely address all the change in policy, failure of which may subject us to liabilities or penalties, and our operations could be adversely affected.

Content displayed on our platform and the mobile application may be found objectionable by PRC regulatory authorities and may subject us to penalties and other administrative actions.

We are subject to PRC regulations governing internet access and other forms of information over the internet. Under these regulations, internet content providers are prohibited from posting over the internet any content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, frightening, gruesome, offensive, fraudulent or defamatory. Failure to comply with these requirements may result in monetary penalties, revocation of licenses to provide internet content or other licenses, suspension of the concerned platforms and reputational harm. In addition, these laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could cause us to be held liable as a content distribution channel and a mobile content aggregator of articles and short videos in China, which presents customized feeds to users via its mobile application. For a detailed discussion, see “Item 4. Information on the Company — B. Business Overview — Regulation—Regulations on Internet Content Providers”.

Internet platform operators may also be held liable for the content displayed on or linked to their platforms that is subject to certain restrictions. Our users may browse professional or user-generated content, such as articles and other content formats. Although we have adopted internal procedures to monitor the content displayed on our mobile application, due to the significant amount of content, we may not be able to identify all the content that may be illegal or otherwise objectionable. In addition, we may not be able to timely update our internal procedures to reflect the latest changes in the PRC government’s requirements for content display. Failure to identify and prevent illegal or inappropriate content from being displayed on our platform and the mobile application may subject us to liability, government sanctions or loss of licenses and/or permits.

Regulatory, legislative or self-regulatory developments for online businesses, including privacy and data protection regimes, are expansive, not clearly defined and rapidly evolving. These laws and regulations could create unexpected costs, subject us to threats of lawsuits, enforcement actions for compliance failures, result in declines in user growth or engagement, restrict portions of our business or cause us to change our technology platform or business model.

Governments around the world, including the PRC, Hong Kong, U.S. and European Union governments, have enacted or are considering legislation related to online businesses. There may be an increase in legislation and regulation related to online marketing, the use of geo-location data to inform marketing, the collection and use of anonymous internet user data and unique device identifiers, such as IP address or mobile unique device identifiers, and other data protection and privacy regulation. Some of our competitors may have more access to lobbyists or governmental officials and may use that access to effect statutory or regulatory changes in a manner to commercially harm us while favoring their solutions. These laws and regulations could adversely affect the demand for or effectiveness and value of our solutions, force us to incur substantial costs or require us to change our business practices in a manner that could adversely affect our business and results of operations or compromise our ability to effectively pursue our growth strategies.

We primarily target Chinese language internet users in China for our marketers from all over the world. Through our enterprise solutions, we also access and gather data of users outside China as clients adopt our enterprise solutions. As a result, we may be directly or indirectly subject to the laws and regulations on online marketing, including data and privacy laws, of multiple jurisdictions.

In recent years, the PRC government has enacted legislation on internet use to protect personal information from any unauthorized disclosure. For example, on February 1, 2013, China’s first set of personal data protection guidelines, the Guidelines for Personal Information Protection in Information Security Technology Public and Commercial Service Systems, came into effect, which set forth detailed personal information protection requirements on data collection, data processing, data transfer and data creation. Although these guidelines are voluntary and non-binding, we believe that growing regulatory oversight of data privacy in China is inevitable. In addition, Amendment 7 to the PRC Criminal Law prohibits institutions, companies and their employees in the telecommunications and other industries from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, which became effective on June 1, 2017. Pursuant to the Cyber Security Law of the PRC, providers of network products and services shall provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. Moreover, the Provisions on Protection of Personal Information of Telecommunication and Internet Users is the specific regulation governing the collection, use, disclosure and security of personal information. Complying with these PRC laws and regulations may cause us to incur substantial costs or require us to change our business practices. Furthermore, the Personal Information Security Specification (“China Specification”) came into force on May 1, 2018. Although the China Specification is not a mandatory regulation, it nonetheless has a key implementing role in relation to China’s Cyber Security Law in respect of protecting personal information in China. It is likely that the China Specification will be relied on by Chinese government agencies as a standard to determine whether businesses have abided by China’s data protection rules. The China Specification has broadened the scope of Personal Sensitive Information (“PSI”) (including but not limited to phone number, transaction record and purchase history, bank account, browse history, and e-ID info such as system account, email address and corresponding password) and thus, the application of explicit consent under the China Specification is more far reaching. Furthermore, under the China Specification, the data controller must provide the purpose of collecting and using subject personal information, as well as business functions of such purpose, and the China Specification requires the data controller to distinguish its core function from additional functions to ensure the data controller will only collect personal information as needed. Our failure to comply with the China Specification could result in governmental enforcement actions, litigation, fines and penalties, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

In Hong Kong, the Hong Kong Personal Data Ordinance prohibits an internet company collecting information about its users, analyzing the information for a profile of the user’s interests or selling or transmitting the profiles to third parties for direct marketing purposes unless it has obtained the user’s consent.

In the U.S., all 50 states have now passed laws to regulate the actions that a business must take in the event of a data breach, such as prompt disclosure and notification to affected users and regulatory authorities. In addition to the data breach notification laws, some states have also enacted statutes and rules requiring businesses to reasonably protect certain types of personal information they hold or to otherwise comply with certain specified data security requirements for personal information. Additionally, the U.S. government has announced that it is reviewing the need for greater regulation of the collection of consumer information, including regulation aimed at restricting some targeted advertising practices.

In the European Union, or EU, to the extent it is applicable to the processing operations carried out in the course of our activities, the General Data Protection Regulation, or the GDPR, which became applicable on May 25, 2018, has a broad territorial scope affecting the processing of personal data by companies outside of the EU offering goods and services to, or monitoring the behavior of, individuals in the EU. The GDPR introduces new obligations for subject companies in the area of privacy and data protection. The GDPR implements more stringent legal and operational requirements for both processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, new rights for data subjects with respect to their data (including by enabling them to exercise rights to erasure and data portability), mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. The GDPR further provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could further limit our ability to use and share personal data and could require localized changes to our operating model. Under the GDPR, fines of up to a 20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be imposed in certain cases of non-compliance. Since the GDPR has just recently become applicable, the potential risks associated with non-compliance therewith are uniquely difficult to predict. Moreover and to the extent the GDPR is applicable, the implementation of the GDPR may require amendments to our procedures and policies or the agreements we have with our service providers and clients, and these changes could impact our business by increasing its operational and compliance costs. The EU has also released a proposed Regulation on Privacy and Electronic Communications, or the e-Privacy Regulation, to replace the EU’s current Privacy and Electronic Communications Directive, or the e-Privacy Directive, to, among other things, achieve a greater harmonization among EU member states and better align the rules governing electronic communications (e.g., in relation to the use of cookies and other tracking technologies and protection against spam) with the requirements of the GDPR. While the ePrivacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is still going through the European legislative process and commentators now expect it to be adopted during the second half of 2019. The current draft of the ePrivacy Regulation imposes strict opt-in e-marketing rules with limited exceptions to business to business communications and significantly increases fining powers to the same levels as GDPR of cookies and web beacons may lead to broader restrictions on our online activities, including efforts to understand followers’ internet usage and promote ourselves to them.

Outside of the U.S. and the EU, many jurisdictions have adopted or are adopting new data privacy and data protection laws that may impose further onerous compliance requirements, such as data localization, which prohibits companies from storing outside the jurisdiction data relating to resident individuals in data centers outside the jurisdiction. The proliferation of such laws within the jurisdictions and countries in which we operate may result in conflicting and contradictory requirements, particularly in relation to evolving technologies such as cloud computing. Any failure to successfully navigate the changing regulatory landscape could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business and operations.

While we strive to comply with all applicable laws and regulations relating to privacy and data collection, processing, use, and disclosure applicable to us, it is possible that our practices are and will continue to be, inconsistent with certain regulatory requirements. These laws and regulations are continually evolving, are not always clear, and are not always consistent across the jurisdictions in which we do business, and the measures we take to comply with these laws, regulations and industry standards may not always be effective. We may be subject to litigation or enforcement action or reduced demand for our solutions if we or our marketers fail to abide by applicable data protection and privacy laws or to provide adequate notice and/or obtain consent from end users. In addition, some of our content distribution channels require us to indemnify and hold them harmless from the costs or consequences of litigation resulting from using their networks. Any proceeding, claims or lawsuits initiated by governmental bodies, customers or other third parties, whether meritorious or not, or perception of concerns relating to our collection, use, disclosure, and retention of data, including our security measures applicable to the data we collect, whether or not valid, could harm our reputation, force us to spend significant amounts and time on defense of these proceedings, give rise to significant fines, liabilities and damage awards, distract our management, change our business practices, increase our costs of doing business, inhibit the use of our solutions, harm our ability to keep existing customers or attract new customers, or otherwise materially and adversely affect our business, results of operations and prospects.

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

If we fail to offer high-quality technical support services under enterprise solutions, our relationships with our clients and our financial results may be adversely affected.

Our clients on enterprise solution will depend on our support organization to resolve technical issues relating to our applications. We may be unable to respond quickly enough to accommodate short-term increases in their demand for support services. Increased demand for these services, without corresponding revenues, could increase costs and adversely affect our operating results. In addition, our sales growth can be highly dependent on our applications and business reputation and on positive recommendations from clients. Any failure to maintain high-quality technical support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation, our ability to sell our service offerings to existing and prospective customers, and our business, operating results and financial position.

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

In November 2018, we made a controlling investment in Shanghai Myhayo Technology Co., Ltd., a content distribution channel and a mobile content aggregator of articles and short videos in the PRC, which presents customized feeds to users via its mobile application, as we seeks to increase our market shares in the PRC online marketing segment, particularly in relation to mobile platforms.

In January 2019, we made a controlling investment in Changyi (Shanghai) Information Technology Co., Ltd., or Changyi, as we seeks to extend our client solutions beyond the core digital marketing business, addressing enterprise needs in China, particularly in the emerging area of New Retail — an expanding and innovative market involving the combination of online and offline solutions. There can be no assurance that we will successfully enhance our enterprise solutions and go beyond our core digital marketing business by integrating, utilizing and leveraging Changyi’s intelligent retail and customer relationship management (CRM) solutions, which may adversely affect our ability to achieve growth and business objectives, and have a material effect upon our business and results of operations.

In addition, future acquisitions, strategic investments, partnerships or alliances could be difficult to integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value and adversely affect our business and results of operations. We have limited experience in acquiring and integrating businesses, products and technologies. If we identify an appropriate acquisition candidate, we may not be successful in negotiating the terms and/or financing of the acquisition, and our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or client issues. Any acquisition or investment may require us to use significant amounts of cash, issue potentially dilutive equity securities or incur debt. In addition, acquisitions, including our acquisitions of OptAim and our recent strategic investment in Changyi, involve numerous risks, any of which could harm our business, including:

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

We may be required to record significant impairment charges as a result of our acquisitions.

As of December 31, 2018, we had US$48.5 million of goodwill, which represented approximately 23.4% of our total assets, the majority of which was related to OptAim and its subsidiaries, VIE and VIE’s subsidiary, which we acquired in 2015. Goodwill is recorded at fair value and is not amortized, but is reviewed for impairment at least annually or more frequently if impairment indicators arise. In evaluating the potential for impairment of goodwill, we make assumptions regarding future operating performance, business trends, and market and economic conditions. Such analyzes further require us to make judgmental assumptions about sales, operating margins, growth rates, and discount rates.

There are inherent uncertainties related to these factors and to management’s judgment in applying these factors to the assessment of goodwill recoverability. Any possible changes in our judgmental assumptions on which the recoverability of goodwill is based would cause a change in the recoverable amounts of goodwill. In addition, we could be required to evaluate the recoverability of goodwill prior to the annual assessment if there are any impairment indicators, including experiencing disruptions to the business, unexpected significant declines in operating results, divestiture of a significant component of our business or market capitalization declines, any of which could be caused by our failure to manage OptAim or other entities in which we have controlling investment, or to successfully integrate their operations with our other operations. Impairment charges could negatively affect our reported earnings and financial ratios in the periods of such charges and limit our ability to obtain financing in the future. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Policies — Impairment of Goodwill” for more information.

If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, we may be unable to accurately report our financial results and the market price of our ADSs may be adversely affected.

As a public company in the United States, we are subject to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, which requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2018. In addition, once we cease to be an “emerging growth company” as such term is defined in JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

Our management has concluded that our internal control over financial reporting was not effective as of December 31, 2018. We and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. These two material weaknesses identified relate to (1) the lack of sufficient accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements, and (2) the lack of a comprehensive accounting policies and procedures manual to facilitate preparation of U.S. GAAP financial statements, which inhibits our subsidiaries’ ability to prepare consolidation from local books based on PRC GAAP and Hong Kong Financial Reporting Standards to their U.S. GAAP basis information for group financial reporting and imposes a risk that adjustments to U.S. GAAP are not identified in a timely manner. We have taken measures to remediate these weaknesses. In particular, we are in the process of hiring additional qualified accounting staff with an appropriate understanding of U.S. GAAP and SEC reporting requirements, establishing a comprehensive accounting policies and procedures manual and providing internal training to accounting and operation staff in relation to these policies and procedures. See “Item 15. Controls and Procedures.” We cannot assure you, however, that these measures may fully address these deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. This could in turn result in the loss of investor confidence in the reliability of our financial statements. As a result of these, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. Furthermore, we have incurred and may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

If we do not retain our senior management team and key employees, or attract additional technology and sales talents, we may not be able to sustain our growth or achieve our business objectives.

Our future success is substantially dependent on the continued service of our senior management team and key employees. Our management team is currently spread across multiple physical locations and geographies, which can strain the organization and make coordinated management more challenging. Our future success also depends on our ability to continue to attract, retain and motivate highly skilled employees, particularly employees with technical skills that enable us to deliver effective marketing solutions, and sales and marketing, and publisher development and support personnel with experience in online marketing. Competition for these employees in our industry is intense. As a result, we may be unable to attract or retain these management, technical, sales and marketing and publisher development and support personnel who are critical to our success, resulting in harm to our key marketer and publisher relationships, loss of key information, expertise or proprietary knowledge and unanticipated recruitment and training costs. The loss of the services of our senior management or other key employees could make it more difficult to successfully operate our business and pursue our business goals.

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

Risks Related to Our Corporate Structure

We rely on the contractual arrangements that establish the structure for certain of our operations in China and we will need to rely on the contractual arrangements when and to the extent our operations are deemed as foreign-related survey.

Foreign ownership in advertising business used to be subject to certain restrictions under the PRC laws and regulations. For example, according to the Administrative Provisions on Foreign-Invested Advertising Enterprises, which were abolished in June 2015, foreign investors were required to meet several conditions in order to invest in PRC advertising business, such as a minimum number of years of advertising-related experience and an approval from the relevant PRC regulatory authority. OptAim, which we acquired in July 2015, is a Cayman Islands company and OptAim Beijing, its PRC subsidiary, is considered a foreign invested enterprise, or FIE. To comply with the then-effective PRC laws and regulations, including the Administrative Provisions on Foreign-Invested Advertising Enterprises, OptAim Beijing entered into a set of contractual arrangements with OptAim Network and its shareholders. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with OptAim Network.” As a result of these contractual arrangements, we exert control over OptAim Network and its subsidiaries, and consolidate their operating results in our financial statements under U.S. GAAP.

After the abolishment of the foreign ownership restriction in advertising business, we had been transferring the advertising business previously operated by our VIE, OptAim Network, primarily consisting of our mobile marketing solution business, to our wholly-owned subsidiaries. As of December 31, 2018, our wholly-owned subsidiaries had replaced OptAim Network as contracting party for all our mobile marketing solution business. In November 2018, OptAim Network made a controlling investment in Shanghai Myhayo Technology Co., Ltd., or Myhayo, a content distribution channel and a mobile content aggregator of articles and short videos in the PRC, which presents customized feeds to users via its mobile application. The mobile application operated by Myhayo allows users to earn points from their daily access, which could be used to redeem cash rewards. It is unclear whether Myhayo’s business model would render it a commercial operator of value-added telecommunication services under the relevant PRC laws, in which case Myhayo would be required to hold a value-added telecommunication license. See “—Risk Related to Our Business and Industry—We may be required to obtain value-added telecommunications business operation license for the business carried out by certain consolidated entity.” Current PRC laws and regulations impose certain restriction on foreign investment in value-added telecommunication services. See “—Regulations—Regulations on Foreign Direct Investment in Value-Added Telecommunications Companies”. As a result, we made our controlling investment in Myhayo through OptAim Network, our VIE. As of the date hereof, Myhayo is in the process of applying for the value-added telecommunication services operation license. In 2017, OptAim Network contributed 11.1% to our gross billing and 20.2% of our net revenues, and in 2018, OptAim Network contributed 0.7% to our gross billing and 1.8% of our net revenues.

Under the Measures on the Administration of Foreign-related Surveys, or the Foreign-related Surveys Measures, promulgated by the National Bureau of Statistics of China on October 13, 2004, no individual or organization may conduct any foreign-related survey without a license for foreign-related survey granted by the National Bureau of Statistics in China or its local counterparts. Under the Catalogue for the Guidance of Foreign Investment Industries, or Foreign Investment Catalog, promulgated by the Ministry of Commerce and National Development and Reform Commission on June 28, 2017, only a domestic enterprise or a sino-foreign enterprise which meets the several requirements stipulated in the Foreign-related Surveys Measures can apply for a license for the foreign-related survey. On June 28, 2018, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (Negative List 2018) for Foreign Investment Access, or the Special Administrative Measures, which replaced the negative list attached to the Foreign Investment Catalog in 2017. Industries that are not listed in the Special Administrative Measures are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations. We do not believe our collection and use of multiple kinds of data from multiple sources in China to improve the cost-effectiveness of marketing campaigns for marketers in and outside China fall within the scope of “foreign-related survey” under the Foreign-related Survey Measures listed under the Special Administrative Measures. However, there are uncertainties under the PRC Laws whether such activities may be deemed as “foreign-related survey”, which would require a foreign-related survey license from the National Bureau of Statistics in China or its local counterparts. In light of these uncertainties and out of prudence, we, through our VIE OptAim Network applied for and were granted a foreign-related survey license on June 6, 2017 by the Chinese National Bureau of Statistics. If the PRC regulatory authorities disagree with our interpretation of what would constitute foreign-related survey and enforcement practices on foreign-related survey licensing requirement or if we expand our business scope to engage in activities falling within the scope of foreign-related survey, we will need to continue to rely on OptAim Beijing’s contractual arrangements with OptAim Network and its shareholders to conduct certain of our operations in China, including to transfer such operations to our VIE to the extent they are deemed foreign-related survey.

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

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. Please see “— Substantial uncertainties exist with respect to the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” for more information. Regulations on Foreign Investment If the ownership structure, contractual arrangements and business of our company, our PRC subsidiaries or our consolidated variable interest entity and its subsidiary are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries, consolidated variable interest entity or its subsidiary, revoking the business licenses or operating licenses of our PRC subsidiaries, consolidated variable interest entity or its subsidiary, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business and results of operations. If any of these occurrences results in our inability to direct the activities of our consolidated variable interest entity and its subsidiary, and/or our failure to receive economic benefits from our consolidated variable interest entity and its subsidiary, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our variable interest entity and its shareholders for certain of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our variable interest entity, OptAim Network, and its shareholders for part of our online marketing business on mobile channels in China, as well as certain other complementary businesses, and to the extent our operations are deemed as foreign-related survey. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with OptAim Network.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entity and its subsidiary.

If we had direct ownership of OptAim Network and its subsidiaries, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of OptAim Network and its subsidiaries, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by OptAim Network and the shareholders of OptAim Network of their obligations under the contracts to exercise control over our consolidated variable interest entity and its subsidiaries. The shareholders of our consolidated variable interest entity may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with OptAim Network and its shareholders. In addition, if any third party claims any interest in such shareholders’ equity interests in OptAim Network, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. Therefore, our contractual arrangements with our consolidated variable interest entity may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

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

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. Such disputes do not include claims arising under the United States federal securities laws and therefore these arbitration provision do not prevent you from pursuing claims under the United States federal securities law. The legal system in the PRC is different from some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated variable interest entity and its subsidiary, and our ability to conduct our business may be negatively affected.

The shareholders of our variable interest entity, may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The equity interests of OptAim Network are held by Mr. Jian Tang, who is our co-founder, director, chief operating officer and chief technology officer, and Ms. Jie Jiao, who is our former chief financial officer. As of the date of this annual report, we are arranging the transfer of Ms. Jie Jiao’s equity interest in OptAim Network to an affiliate of our company. Their interests may differ from the interests of our company as a whole. These shareholders may breach, or cause our consolidated variable interest entity to breach, or refuse to renew the existing contractual arrangements we have with them and our consolidated variable interest entity, which would have a material adverse effect on our ability to effectively control our consolidated variable interest entity and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with OptAim Network to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our wholly-owned subsidiary OptAim Beijing, our variable interest entity OptAim Network and the shareholders of OptAim Network were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust OptAim Network’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by OptAim Network for PRC tax purposes, which could in turn increase their tax liabilities without reducing OptAim Beijing’s tax expenses. In addition, if OptAim Beijing requests the shareholders of OptAim Network to transfer their equity interests in OptAim Network at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject OptAim Beijing to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on OptAim Network for the adjusted but unpaid taxes according to the applicable regulations. Our results of operations could be materially and adversely affected if OptAim Network’s tax liabilities increase or if they are required to pay late payment fees and other penalties.

Substantial uncertainties exist with respect to the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, uncertainties still exist in relation to interpretation and implementation of the Foreign Investment Law, especially in regard to, including, among other things, the nature of “variable interest entity” structure. As a result, the Foreign Investment Law may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment.

If our contractual arrangements is considered a form of foreign investment, then we may be required to complete the MOC market entry clearance, and we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to obtain such clearance when required, our VIE structure may be regarded as invalid and illegal. As a result, we would not be able to (i) continue our business in China through our contractual arrangements with the VIE and shareholders of the VIE, (ii) exert control over the VIE, (iii) receive the economic benefits of the VIE under such contractual arrangements, or (iv) consolidate the financial results of the VIE. Were this to occur, our results of operations and financial condition would be materially and adversely affected and the market price of our ADSs may decline. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

Furthermore, the government of the United Kingdom held an in-or-out referendum on its membership in the European Union on June 23, 2016. The referendum resulted in a vote in favor of the exit of the United Kingdom from the European Union, or “Brexit”. On April 11, 2019, the European Union granted the UK an extension to the Brexit deadline until October 31, 2019. The purpose of this extension is to allow for the ratification of the Withdrawal Agreement. If the Withdrawal Agreement is ratified, the United Kingdom will leave the European Union earlier than October 31, 2019. As a condition of the extension, the Unite Kingdom must take part in European Union elections on May 23, 2019. If it does not, the UK must leave the EU on June 1, 2019 without any formal withdrawal arrangements. The uncertainty caused by Brexit could negatively impact all of the economies and market conditions of the European Union and/or worldwide, and could continue to contribute to instability in the global financial markets. To the extent we may seek to expand our business in the European market, the uncertainty surrounding the terms of the Brexit and its consequences could adversely impact our clients’ spending budget on our solutions, which could harm our results of operations.

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore fundraisings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by, registration or record filing with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, or FICMIS, and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiaries is required to be registered with the State Administration of Foreign Exchange, or SAFE, or its local branches, and (b) except as otherwise regulated by laws or regulations each of our PRC subsidiaries may procure loans which do not exceed the difference between its registered capital and its total investment amount as recorded in FICMIS, or as an alternative, do not exceed the upper limit as specified in the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing as promulgated by PBOC on January 11, 2017. Any medium or long term loan to be provided by us to our variable interest entity must be recorded and registered by the National Development and Reform Committee and the SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such recording or registration, our ability to use the proceeds of our offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. The depreciation of Renminbi against the U.S. dollar was approximately 6.7% in 2016, while the Renminbi appreciated 6.7% against the U.S. dollar in 2017. In 2018, the Renminbi has, again, depreciated 5.4% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. In addition, the People’s Bank of China may, from time to time, release policies and measures concerning the foreign exchange market to limit fluctuations in Renminbi exchange rates and for other policy considerations.

A substantial portion of our revenues and costs are denominated in Renminbi, whereas our reporting currency is the U.S. dollar. Any significant depreciation of the Renminbi may materially and adversely affect our revenues, earnings and financial position as reported in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from our offshore fundraisings into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have an adverse effect on the U.S. dollar amount available to us.

We estimate that a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2016 would result in a decrease of US$6.7 million and US$5.3 million in our net revenues and cost of revenues in 2016, respectively, a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2017 would result in a decrease of US$10.4 million and US$9.4 million in our net revenues and cost of revenues in 2017, respectively, and a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2018 would result in a decrease of US$14.1 million and US$11.6 million in our net revenues and cost of revenues in 2018.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a substantial portion of our revenues in Renminbi. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiaries and HK subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from the SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. However, approval from or registration with appropriate government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies, as enterprises shall duly file the cross-border financing contracts according to the Circular of the People’s Bank of China on Matters relating to the Macro-prudential Management of Full-covered Cross-border Financing for the Issuance of Foreign Debts by Enterprise, or Circular on Management of Cross-border Financing, effective on January 12, 2017, and any medium or long term loan to be provided by foreign entities to domestic enterprises must be recorded and registered by the National Development and Reform Committee, or the NDRC, according to the Circular on Promoting the Administrative Reform of the Record-filing and Registration System for the Issuance of Foreign Debts by Enterprises, or Circular on Promoting the Administrative Reform, by the NDRC on September 14, 2015.

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

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A rules, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce of the People’s Republic of China, or the MOFCOM, be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, were triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress of the PRC, which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors which became effective in March 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to the SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted incentive share awards by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by the SAFE in 2012, or the 2012 SAFE Notices. Pursuant to the 2012 SAFE Notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information On the Company—B. Business Overview — Regulation — Regulations on Foreign Exchange — Equity Incentive Plans.”

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

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, as amended on December 29, 2017, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

We are an exempted limited liability company, used as holding company, incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries, as paid to us through our Hong Kong subsidiaries, to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, and Circular 81 issued by the SAT, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise throughout the 12 months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other requirements. Furthermore, under the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, the non-resident enterprises shall determine whether they are qualified for preferential tax treatment under the tax treaties and file relevant reports and materials with the tax authorities. There are also other conditions for benefiting from the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation — People’s Republic of China Taxation.” We cannot assure you that our determination regarding our Hong Kong subsidiaries’ qualification to benefit from the preferential tax treatment will not be challenged by the relevant PRC tax authority or that we will be able to complete the necessary filings with the relevant PRC tax authority and benefit from the preferential withholding tax rate of 5% under the Double Taxation Avoidance Arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiaries.

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

Our independent registered public accounting firm that issues the audit report included in our prospectus filed with the U.S. Securities and Exchange Commission, or the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC. In December 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms were to receive matching Section 106 requests, and were required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC.  If they failed to meet specified criteria, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure.

Under the terms of the settlement, the underlying proceeding against the Chinese affiliates of the “big four” accounting firms was deemed dismissed with prejudice four years after entry of the settlement.  The four-year mark occurred on February 6, 2019.  We cannot predict if the SEC will further challenge Chinese affiliates of the “big four” accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the Chinese affiliates of the “big four” become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our common stock may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from Nasdaq or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and consequently investors may be deprived of the benefits of such inspection.

Our auditor, the independent registered public accounting firm that issued the audit reports included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with applicable professional standards. Our auditor is located in in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities.  In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Risks Related to Our American Depositary Shares

The market price for our ADSs may be volatile.

Since our ADSs became listed on NASDAQ Global Market on December 21, 2017, the trading price of our ADSs has ranged from US$2.7 to US$10.4 per ADS in 2018. The trading prices of our ADSs are volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. Furthermore, as a result of the narrow band of our ADSs publicly available for trading, small trades can cause significant percentage changes in valuation in a short time period. Such volatility may affect the attitude of investors towards our securities, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of our ADSs.

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

As of the date of this annual report, Mr. Sammy Hsieh and Mr. Jian Tang beneficially own an aggregate of 4,820,608 Class B ordinary shares. Due to the disparate voting powers associated with our dual-class share structure, Mr. Hsieh and Mr. Tang, beneficially own approximately 80.3% of the aggregate voting power of our company as of March 31, 2019. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Hsieh and Mr. Tang will have considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our directors, officers and principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Our directors and officers collectively own an aggregate of 81.4% of the total voting power of our outstanding ordinary shares as of March 31, 2019. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result, they have substantial influence over our business, including significant corporate actions such as change of directors, mergers, change of control transactions and other significant corporate actions.

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

We adopted a stock option plan in 2010, or the 2010 Plan. We adopted another share incentive plan in 2017, or the 2017 Plan, which was renamed as the Post-IPO Share Incentive Plan in May 2018, or “Post-IPO Plan”. We also adopted the 2018 Share Incentive Plan in May 2018, or the 2018 Plan, which replaces and reproduces the 2010 Plan in its entirety and assumes all awards granted under the 2010 Plan, or “2018 Plan,” and the 2010 Plan was terminated as a result. The purpose of these plans is to grant share-based compensation awards to employees, directors and advisors to incentivize their performance and align their interests with ours. In addition, in December 2016, our board of directors and shareholders authorized the issuance of 1,068,114 restricted Class A ordinary shares to Jian Tang and certain other employees in China upon the fulfillment of certain performance conditions in 2017, and the issuance of 801,086 restricted Class A ordinary shares to Jian Tang and certain other employees in China upon the fulfillment of certain performance conditions in 2018. Since the performance conditions were not fulfilled in 2017 and 2018, the 1,068,114 and 801,086 restricted Class A ordinary shares were not issued to Jian Tang and certain other employees. We account for compensation costs for all share incentives using a fair-value based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with U.S. GAAP.

Under our 2018 Plan, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the plan is 2,398,137. As of March 31, 2019, options to purchase 853,056 Class A ordinary shares are outstanding under our 2018 Plan, including unvested options to purchase 58,385 Class A ordinary shares, and vested and unexercised options to purchase 794,671 Class A ordinary shares.

On September 22, 2018, our board of directors of the Registrant approved an increase of 1,500,000 Class A ordinary shares to the award pool under the Post-IPO Plan. As a result, the maximum number of ordinary shares which may be issued pursuant to all awards under the Post-IPO Plan shall initially be 2,500,000 Class A ordinary shares, plus an annual increase on the first day of each of our fiscal year during the term of the Post-IPO Plan commencing with the fiscal year beginning January 1, 2018, by an amount equal to the least of (i) 0.5% of the total number of Class A ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 150,000 Class A ordinary shares or (iii) such number of Class A ordinary shares as may be determined by our board of directors. As of the date hereof, the award pool under the Post-IPO Plan is 2,722,024 Class A ordinary shares. As of March 31, 2019, 501,432 Class A ordinary shares are outstanding under our Post-IPO Plan, representing the shares underlying the unvested 501,432 restricted Class A ordinary shares units.

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

Our memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a dual-class share structure that gives greater voting power to the Class B ordinary shares beneficially owned by Mr. Sammy Hsieh and Mr. Jian Tang and a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADSs holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

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

As a Cayman Islands company listed on the NASDAQ Global Market, we are subject to the NASDAQ corporate governance requirements. However, NASDAQ Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ corporate governance requirements. We follow our home country practices and rely on certain exemptions provided by the Nasdaq Stock Market Rules to a foreign private issuer, including exemptions from the requirements to have:

•                  shareholder approval for certain events, including the establishment or amendment of certain equity based compensation plans and arrangements and certain transactions involving issuances of 20% or more interest in our company;

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under our current memorandum and articles of association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

We have incurred additional legal, accounting and other expenses as a public reporting company. In addition, we will incur additional costs when we cease to qualify as an emerging growth company, which occurs on the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) December 31, 2022; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. For example, we will be required to comply with additional requirements of the rules and regulations of the SEC and requirements of the NASDAQ Global Market, including applicable corporate governance practices. In addition, after we cease to qualify as an emerging growth company, we will be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We also expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

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

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States income tax consequences.

A non-U.S. corporation will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of its gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). We expect to derive sufficient active revenues and to have sufficient active assets, so that we will not be classified as a PFIC for the current taxable year or in the foreseeable future. However, because the PFIC tests must be applied each year, and the composition of our income and assets and value of our assets (which may be determined by reference to the market value of our ADSs) may change, and because the treatment of our VIE for U.S. federal income tax purposes is not entirely clear, it is possible that we may become a PFIC in the current or a future year.

In particular, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we are a PFIC also depends, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets. If we do not deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation — United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, such U.S. Holder generally will be required to continue to treat us as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. For more information see “Item 10. Additional Information—E. Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

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

In September 2010, we set up Diablo Holdings Corporation, a company incorporated in the British Virgin Islands, which focuses on search engine marketing and operates in China through Search Asia Technology (Shenzhen) Co., Ltd., its wholly-owned subsidiary.

In January 2011, we set up our Singapore subsidiary, iClick Interactive (Singapore) Pte. Ltd., to provide localized services to clients in Southeast Asia.

In January 2013, we incorporated Performance Media Group Limited in Hong Kong to further expand our online marketing business.

Also in January 2013, we set up Tetris Media (Shanghai) Co., Ltd., as our wholly-owned PRC subsidiary.

In November 2014, we enhanced our data analytics capabilities by acquiring Buzzinate Company Limited, or Buzzinate, a company incorporated in Hong Kong. Buzzinate is an online marketing platform with strong data analytics capabilities and deep understanding of behavior of internet users in China. Buzzinate operated in China from November 2014 to March 2018 through Buzzinate (Shanghai) Information Technology Co., Ltd., its wholly-owned subsidiary. In March 2018, Buzzinate (Shanghai) Information Technology Co., Ltd. ceased its operations. In March 2019, Buzzinate Company Limited ceased its operations.

In July 2015, we acquired all shares in OptAim Ltd., or OptAim, and substantially expanded our online marketing business into mobile channels to identify, engage and convert mobile marketing. Under the terms of the share purchase agreement, we acquired all equity interests in OptAim Ltd., including those of OptAim Ltd.’s VIE entity, OptAim Network, from its existing shareholders Igomax Inc. (an entity controlled by Jian Tang), Zaffre Investments Inc., Sohu. com Limited, and BAI GmbH, for a total consideration of RMB10 million and US$14,365,345 in cash and 2,535,091 of our ordinary shares. As part of the agreement, Jian Tang and Jie Jiao became the nominee shareholders of OptAim Network. Jian Tang is our co-founder, director, chief operating officer and chief technology officer. Jie Jiao is our then chief financial officer. As of the date of this annual report, Jian Tang and Jie Jiao are the nominee shareholders of OptAim Network, and we are arranging the transfer of Ms. Jie Jiao’s equity interest in OptAim Network to an affiliate of our company. In addition, Optimix Media Asia Limited made two loans in the aggregate amount of US$5.0 million to OptAim, Ltd. to pay a special dividend to Igomax Inc. Igomax Inc., Sohu.com Limited and Jian Tang each agreed to a non-compete and non-solicitation undertaking with respect to OptAim Ltd. and its consolidated subsidiaries for a period of three years. OptAim operates in China through OptAim Beijing, its wholly-owned subsidiary. OptAim Beijing has entered into a set of contractual arrangements with OptAim Network, a company incorporated in China, OptAim Network’s nominee shareholders, and Zhiyunzhong, the wholly-owned Chinese subsidiary of OptAim Network.

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

In May 2018, we launched a strategic growth initiative beyond our core online marketing operation to provide SaaS-based enterprise solutions. Our enterprise solutions help enterprise optimize their capabilities to leverage various types of data, and help them reduce costs and allow for easy integration with other platforms and applications. Our enterprise solutions help us foster closer relationship with our clients beyond digital marketing. Enterprises can make better and more informed choices during their decision-making process through our enterprise solutions.

On June 27, 2018, we announced a strategic partnership with, MezzoMedia, a leading digital marketing solution company in Korea. This new collaboration is a continuation of our strategy to expand our international footprint and provide effective targeted access to digital marketers around world.

On September 12, 2018, we announced the sale at par of US$30 million in aggregate principal amount of mandatory convertible notes (“Notes”) due September 12, 2023 to a fund managed by LIM Advisors Limited, a non-U.S. person, in an offshore transaction exempt from registration with the U.S. SEC under Regulation S of the Securities Act. CLSA acted as our exclusive financial advisor for the placement. We intend to use the process from the issuance of the Notes for further expansion in international markets and enhancement of our new enterprise solutions, as well as investment, acquisition and business collaboration opportunities that are strategically aligned with our long-term goals.

In November 2018, we made a controlling investment in Shanghai Myhayo Technology Co., Ltd., a content distribution channel and a mobile content aggregator of articles and short videos in the PRC, which presents customized feeds to users via its mobile application. The acquisition may further increase our market shares in the PRC online marketing segment, particularly in relation to mobile platform.

In January 2019, we made a controlling investment in Changyi (Shanghai) Information Technology Co., Ltd. (“Changyi”), a leading independent software vendor based in Shanghai. Changyi provides intelligent retail and CRM solutions to clients, allowing them to consolidate consumer’s online and offline information to provide connection within the organization and stakeholders. The acquisition further enhances of our enterprise solutions.

Our principal executive offices are located at 15/F, Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong S.A.R. Our telephone number at this address is (852) 3700 9000. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our internet address is www.i-click.com. The SEC also maintains an internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC.

B.            Business Overview

We are a leading independent online marketing and data technology platform in China. We serve as an integrated cross-channel gateway that provides marketers with innovative and cost-effective ways to optimize their online marketing efforts throughout their marketing cycle and achieve their branding and performance-based marketing goals. Our integrated data-driven solutions help marketers identify, engage and activate potential customers, monitor and measure the results of marketing campaigns, and create content catering to potential customers across different content distribution channels through both PC and mobile devices. We offer both mobile marketing solutions and other marketing solutions based on channels desired by our clients.

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

Leveraging our data analytics and experience and expertise in online marketing, in May 2018, we launched a strategic growth initiative beyond our core online marketing operation to provide SaaS-based enterprise solutions to help enterprise improve decision-making, operational and marketing efficiency. Since then, we have extended enterprise solutions to existing and new clients in online education, real estate and new retail sectors, etc. In January 2019, we acquired controlling investment in Changyi. Changyi provides enterprise solutions, allowing enterprise to consolidate consumer’s online and offline information. These solutions support detailed profiling of customers, which facilitates data-driven strategies and enhances business process at various levels. Our data-driven enterprise solutions help organizations maximize the value of their data to gain actionable insights to improve customer relationship management (“CRM”), decision-making and establishment of data-management platform. Through the enterprise solutions, we are able to foster deeper relationship with clients beyond digital marketing. In addition, as our clients increasingly adopt our enterprise solutions, we are able to continue to enhance the quantity, quality, and diversity of our data assets and refine our data analytics.

For our online marketing solutions, we generate revenue primarily from clients’ marketing spend through our platform as they utilize our solutions in cost-plus and specified action marketing campaigns, and to a less extent from incentives granted by the publisher under our sales agency arrangement. For our enterprise solutions, we generate revenue primarily from the upfront and on-going subscription fees client pays, which was at a minimal level in 2018.

Our Online Marketing Solutions

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

All our online marketing solutions, including the solutions from OptAim are integrated in a single user-friendly platform, accessible through both PC and mobile devices.

The following diagram illustrates the architecture of our online marketing platform:

Our Suite of Online Marketing Solutions

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

Audience Engagement Solution Designed for Small and Medium-Sized Enterprises — iExpress

iExpress is the “lite” version of our iAccess solution. While iAccess is designed for and primarily used by multinational clients, iExpress is designed for small and medium-sized enterprises in China, who value simplicity and flexibility in their marketing activities. iExpress contains the basic functions of iAccess with a more simplified and intuitive user interface.

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

•                                          Conversion path analyses — Holistic analyses of when, where and how a user interacts with various devices by the multiple touch points he or she has come in contact with, including the “last mile” through which the user is converted, i.e., making a purchase or otherwise taking an action that the marketer desires; and

•                                          Cross-channel effectiveness analyses — Analyses of the effectiveness of the various marketing channels in achieving different marketing objectives and their respective cost effectiveness. Combining these with conversion path analyses, marketers can identify the portfolio of channels that work in tandem with each other to generate the greatest marketing impact and effectiveness.

Content Creation Solution: iExperience

We launched iExperience, our content creation solution that helps marketers syndicate and manage all their marketing content and assets in 2018. iExperience enables marketers to syndicate their marketing messages across all their marketing channels, and provides them with the option to dynamically create and tailor marketing messages to specific audience interest by modifying their content and presentation (including, for example, style of the marketing message, colors displayed, text used and formatting) as well as by selecting specific products and services to include in the marketing messages. iExperience also assists marketers to optimize their websites to convert more visitors into consumers. Our solutions support other technical layers that provide marketers with value-adding features. For example, we screen websites to ensure that a marketing message will not be displayed in adult, political, criminal or other illegal or inappropriate contexts. In addition, we identify and sift out fraudulent clicks that lead to inflated traffic flow, which distorts campaign performance or leads to inflated media acquisition costs. We also support third-party tracking of audience engagement or other campaign performance data where a marketer requests.

We also leverage on our solutions such as iAudience, iAccess, and iActivation to design tailored solutions catering to clients’ specific marketing needs. For example, we have launched a number of mobile marketing solutions, such as MoTV, our native in-app mobile video ad solution, MoSocial, our premium mobile social ad solution and MoFeeds, our native mobile in-feed ad solution.

Our Solution Delivery Model of Online Marketing Solutions

We offer both mobile marketing solutions and other marketing solutions based on channels desired by our clients. Our mobile marketing solutions are non-search engine marketing solutions designed to identify, engage and activate audience exclusively on mobile apps, and monitor and measure the results of online marketing activities on such channels. Our other marketing solutions are primarily focused on identifying, engaging and activating audience on non-mobile app content distribution channels, such as PC banner display, PC video advertisements and search engine marketing.

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

Our Enterprise Solutions

Leveraging our data analytics expertise and experience in online marketing, in May 2018, we launched a strategic growth initiative to provide SaaS-based enterprise solutions to help businesses improve operational and marketing efficiencies. Since then, we have extended enterprise solutions to existing and new clients in new retail, online education, real estate and other sectors. Our enterprise solutions help clients collate information from different consumer touchpoints both offline and online, and integrate them into a single data management platform to drive sales and marketing decisions. Our enterprise solutions are currently primarily established on WeChat, a widely used social platform in China that is owned and operated by Tencent Holdings Limited.

Our enterprise solutions have the following key features:

•                  Integration of online and offline data: Data from both online and offline sources are integrated into our cloud-based enterprise solution platform, to allow seamless omni-channel customer management. This includes, amongst others, our clients’ proprietary data collected from their customer relationship management (CRM) systems, WeChat mini programs, WeChat public accounts, or other mobile applications and enterprise systems. The extensive integration of data allows a more in-depth understanding and segmentation of customers from a 360-degree user profile.

•                  Establishing a data-management platform (DMP): Putting in place a DMP for our clients, currently built primarily on Tencent Cloud and Enterprise WeChat platforms, which provides high-data exchangeability and compatibility with our enterprise solutions. It resolves some legacy data silo issues our clients face in China. Our enterprise solutions deliver a seamless omni-channel and personalized shopping experience covering both online and offline data to meet the trends of intelligent retail.

•                  Offering integrated marketing solutions: Our enterprise solutions, together with our online marketing solutions, help our clients manage their customer dataset and marketing plans in an integrated manner. We help our clients acquire, define and reach the target audience through our enterprise solutions. By cooperating with premium media suppliers in China, we help our clients enhance the effectiveness and efficiency of their subsequent customer acquisition and increase the stickiness of our solutions.

•                  Driving retail and sales decisions: The data analysis provided by our enterprise solutions drives precise and real-time business decisions such as store expansions, product selection and offerings to targeted customer segments, as well as personalized customer services. For example, our enterprise solutions provide location-based services to target potential customers within 5km of a client’s physical store, attracting more traffic and enabling other marketing triggers.

Our Data and Data Analytics Capabilities and Technologies

Our Data Assets

Our data assets are the backbone of our solutions and data analytics capabilities. From approximately 114,000 mobile apps and 2.1 million websites that we covered, we analyzed approximately 824.9 million active profiled users in China in the 30 days leading up to March 31, 2019. According to the China Internet Network Information Center, or CNNIC, there were 829 million internet users and 817 million mobile internet users in China as of December 31, 2018. The average daily volume of the data we collected reached 0.8 terabytes in the 30 days leading up to March 31, 2019.

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

•                                          Intent data — Intent data refers to data that indicates the various intent of a user. Intent data directly identifies the interests and immediate needs of a specific user. An example of intent data would be search terms entered into search engines by a particular user looking for business class air tickets from Hong Kong to Shanghai. We obtain intent data primarily from the websites and apps on which we have installed our proprietary sharing toolbars and software development kits as well as through API connection with major search engines where marketers’ search marketing is executed.

•                                          Interest data — Interest data refers to the category and semantic meaning of the content of websites and apps that a user visits, including visit frequency and sequence, from which we are able to infer the various interests of a user. Interest data shows the awareness of the relevant information by a specific user. An example of interest data would be data concerning how frequently a particular user interested in fine dining browses webpages of luxury Japanese cuisine restaurants. We collect interest data from websites and apps on which we have installed our proprietary sharing toolbars and software development kits as well as through API connection with certain ad exchanges.

•                                          Online transactional data — Online transactional data refers to a user’s behavior on online commerce platforms, including the items he or she is browsing or has added to his or her shopping cart. Online transactional data directly identifies the purchasing intent and immediate needs of a specific user. An example of online transactional data would be a particular user browsing for high-end skin care products and adding a specific brand of eye serum into the shopping cart in preparation of a purchase. We obtain online transactional data from partnerships with branded E-commerce platforms and the re-marketing campaigns for our E-commerce clients.

•                                          Offline purchase behavioral data — Offline purchase behavioral data refers to a user’s behavior in non-digitally connected environments, such as offline purchase behavior when the user buys an item physically from an offline retailer by swiping his or her credit card. Offline purchase behavioral data directly identifies the purchasing behavior and immediate needs of a specific user outside of the realms of traditional digital user tracking. An example of offline purchase behavioral data would be a particular user buying a luxury handbag in a specific luxury retailer with his or her credit card. We obtain offline purchase behavioral data from partnerships with financial institutions and credit card issuers. Our offline purchase behavioral data is pseudonymized and does not include users’ personal details.

•                                          Social data — Social data refers a user’s behavior on social networks, such as Sina Weibo and Tencent QZone, including the content the user shares from websites or apps via social sharing toolbars, and the content the user posts, shares on the social networks, his or her “social graph”, such as his or her “friends” and “followers” and other behavior data the user publicly shares on social networks. Social data demonstrates that a specific user is engaged in certain particular topics or content online on social media. An example of social data would be the name of a restaurant being recommended by a particular user via his or her social network account. We obtain social data by installing our proprietary sharing toolbars and software development kits on websites and apps, as well as through API connections with major social networks.

•                                          Demographic data — Demographic data refers to a user’s age, gender, income level and geographic location. In addition to inferred demographic information through our data tracking and profiling analytic capabilities and technologies, we obtain actual demographic data from social media accounts through our strategic relationship with selected third-party data partners, including major internet companies in China.

•                                          Campaign performance data — Campaign performance data refers to a user’s interaction with, and response to, a given marketing message, starting with such user’s click on the content and including the user’s interaction with the destination site to which the link leads, and all other actions taken by the user, including E-commerce transaction, clicks, registration or sign-ups, video viewing, and “follow” or “likes” on social media platforms. We obtain campaign performance data from websites and apps on which we have installed our proprietary sharing toolbars and software development kits, in managing client campaigns, and through our data collaboration arrangements with selected third-party data partners.

We distill structured variables from large volume of unstructured data to construct context-rich user profiles. In the 30 days leading up to March 31, 2019, we analyzed approximately 824.9 million active profiled users, whose profiles include on average 16 attributes, including user demographics, geographic location, device preference, spending history, personal interest and other online or offline behavioral pattern. We “pre-package” our user profiles into audience groups that can be utilized by specific industry verticals for precise targeting. Data involving our user profiles and audience groups are continuously fed into our content distribution opportunity matching process, enabling marketers to make cost-efficient decisions on real-time audience engagement opportunities and continuously optimize these decisions to access and activate their target audience through different channels.

Our Data Analytics Capabilities and Technologies

We apply data science technologies extensively throughout the online marketing cycle to support audience tracking, profiling and segmentation and to execute cost-efficient decisions on real-time audience engagement. We also launched a strategic growth initiative on enterprise solutions, leveraging our data analytics expertise and experience in online marketing. Our proprietary data analytics capabilities and technologies include:

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

Predictive Analytics

•                                          User profiling engine - Combining the data collected through, and processed by, our contextual analysis engine and audience tracking engine, our user profiling engine infers the user’s interest, demographic, intent and other features through multi-dimensional data drill down and dynamic correlation analysis. In addition, we employ various models and algorithms on user profiles to expand and provide more breadth and depth on each user profile. As of March 31, 2019, we had designed an aggregate of 186 data labels for our user profiles.

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

Real-Time Matching Technologies

•                                          Real-time user engagement algorithms — Our real time user engagement algorithms execute marketing decisions based on a wide range of parameters, including predictions on click-through rate and conversion rate, inventory price, inventory safety and inventory segment, and consider audience compatibility, demographics, and frequency capping or other budgeting restrictions among other parameters, to compute the most cost-efficient decisions on real-time audience engagement opportunities.

•                                          Online continuous real-time bid optimization algorithms — Our online continuous real-time bid optimization algorithms consider a wide range of parameters, including purchasing efficiency, predicted conversion rate, return on media value, budget allocation efficiency, inventory safety, and what marketers are willing to pay to dynamically optimize our bidding and pricing strategies. Our real-time bid optimization algorithms continuously sieve through a large volume of user engagement opportunities per day to decide which are the best possible opportunities to engage with.

Data Privacy and Security

We collect data solely to analyze audience and campaign performance. In order to identify each user profile, we assign a random profile number with each new profile. We then use that number as the anonymous identification for the profile and associate it with all related data. In general we do not collect personally identifiable information. If such information is inadvertently obtained by us, our policy is to immediately delete such information.

We treat all information we collect as confidential. We have set up proper control such as encryption and access right on these information. We do not disclose any information we gather from a marketer or any third party data partner unless such disclosure is approved by it, which in turn has obtained end user consent.

We have put in place appropriate physical, electronic and managerial procedures to safeguard and secure our data assets, including to prevent and detect any unauthorized access and data breach, to preserve their integrity and to ensure their appropriate use.

•                  On the software level, we maintain login information across all our computer systems to control access, and individuals with different levels or job duties are assigned different levels of access permissions. For example, only high-level technology personnel, including head of system operations and certain other technical developments leaders have root access to our operation system; and only database managers have access to the relevant database. We have central controls to govern user roles and permissions.

•                  On the hardware levels, our servers are located at our offices and IDCs, and only system operation personnel have access to our servers. In addition, we have established hardware firewall where all traffic is inspected and filtered according to a comprehensive set of rules. We conduct comprehensive security reviews of our data assets on a regular basis and ad hoc security reviews from time to time as special needs arise.

We also perform the monitoring and maintenance of our data privacy and security mechanism on a regular basis.

•                  We perform regular vulnerability scanning on website or web application to identify any weak configuration or vulnerabilities. We apply patch regularly and fix any configuration issues.

•                  We monitor any suspicious network traffic regularly including unexpected outgoing traffic such as huge data exfiltration volume and suspicious DNS query. We gather any events or alerts from servers and endpoints with security information and event management (SIEM) facility to set up alerts for any abnormal events or potential security breach.

•                  We secure and monitor privileged access, particularly on Internet accessible accounts such as web or cloud hosting, and implement multi-factor authentication on these accounts.

We give sufficient priority to develop and upgrade our mechanism to protect data and prevent data leakage. We also endeavor to build up cyber threat intelligence capability to complement the detection mechanisms.

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

•                                          Reliability - Our technology layers have built hardware redundancy and will switch if errors are detected. We built our platform on a distributed computing architecture. Furthermore, our data processing architecture is located within the same cities where servers of major ad exchanges in China are located, facilitating low latency access and reliability as we bid for content distribution opportunities in real time.

Our Content Distribution Channels

We provide marketers with one-stop access to a wide variety of cross-channel content distribution opportunities in China through our deep relationship with content distribution channel partners. For example, we purchase or promote content distribution opportunities on content distribution channels, including premium channels such as Tencent, Baidu, Google and Alibaba. Media cost for content distribution opportunities on Tencent, Baidu, Google and Alibaba channels in aggregate accounted for 81.6%, 89.1% and 91.1% of our media costs in 2016, 2017 and 2018, respectively. Media cost for content distribution opportunities on our largest and second largest channel partners accounted for 79.5% and 11.5% of our media cost in 2018, respectively.

Our content distribution opportunities span the mobile and PC channels, and include various formats such as video and traditional banner ad. Our content distribution channel partners primarily include mobile and online publishers, major search engines and ad exchanges. In the 30 days leading up to March 31, 2019, we covered approximately 114,000 mobile apps and 2.1 million websites. In 2018, our gross billing from mobile marketing solutions and other marketing solutions amounted to US$328.7 million and US$71.0 million, accounting for 82.2% and 17.8% of our gross billing, respectively. In 2018, our net revenues from mobile marketing solutions and other marketing solutions amounted to US$140.4 million and US$19.6 million, accounting for 87.8% and 12.2% of our net revenues, respectively.

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

We collaborate with many of our content distribution channel partners. Our product, technology and data engineering division work closely with the respective technology teams in our channel partners to ensure the compatibility of our tracking tools and access to content distribution opportunities. For example, in June 2018, we announced a strategic partnership with Ctrip.Com International Ltd., the top online travel agency player in China, to augment travel marketing solutions for international brands aiming to reach the rising number of outbound travelers from China. In the same month, we also announced a strategic partnership with Bilibili Inc., a leading video sharing website focused on content for the Chinese youth market. This collaboration will help international and local brands more effectively target the large Generation Z and Millennial userbase of Bilibili.

In addition to basic cooperation on access to content distribution opportunities, we collaborate closely with our content distribution partners on product research and development to stay at the forefront of marketing technology innovation and facilitate optimal audience engagement. For example, we launched MoTV mobile SDK through cooperation with certain leading apps in China, which is an in-app video app that provides blue-ray quality ad viewing experience.

In November 2018, we made a controlling investment in Shanghai Myhayo Technology Co., Ltd., a content distribution channel and a mobile content aggregator of articles and short videos in the PRC, which presents customized feeds to users via its mobile application. However, we still primarily rely on third-party content distribution channels to access content distribution opportunities.

Our Clients

We sell our solutions primarily by entering into sales contracts with entities or marketing agencies, including marketing campaign contracts for our online marketing solutions. We treat entities which enter into sales contracts with us and incur spending during the relevant period as our clients. Therefore, we count specific sub-brands or divisions within the same brand or holding company as distinct clients so long as we have signed campaign contracts with different entities. On the other hand, even though multiple campaign contracts may be involved, we only record one single client if those contracts with us are signed by the same entity. Our clients include both marketers who have direct contractual relationships with us, or direct marketer clients, and marketing agency clients. Our “end marketers,” or “marketers” comprise marketers we serve, either directly or through marketing agencies, regardless if they have direct contractual relationship with us. In 2018, we had 2,479 marketers, including 1,336 marketers represented by our marketing agency clients.

Our marketers span a diverse array of industry segments, with entertainment and media, E-commerce, travel and hospitality, automobile and petroleum, and banking and finance being among the top five in terms of gross billing contribution in 2018. They also feature companies of different sizes, including more than 190 multinational companies in 2018, respectively, as well as small and medium-sized enterprises. Our marketers come from a variety of regions, with headquarters in Europe, North America, or Asia. In determining the geographic classification of revenue, we look at the geographic location of our subsidiary or VIE which executed the marketing campaign contract. Our subsidiaries or VIE in China generally are our signing entities for marketing campaign contracts with clients which are based in China. Our Singapore subsidiary generally is our signing entity for marketing campaign contracts with clients based in Southeast Asia. Our Hong Kong subsidiaries generally are our signing entities for marketing campaign contracts with other clients.

We have been strategically optimizing the client base, in particular, for other marketing solutions, to focus on profitability and liquidity. As a result of these efforts, our gross billing per client increased by US$52,885, or 53.2%, from US$99,433 in 2016 to US$152,318 in 2017, and by US$127,422, or 83.7%, from US$152,318 in 2017 to US$279,740 in 2018. The total number of clients that we served decreased by 31.4% from 2,376 in 2016 to 1,630 in 2017. The total number of clients that we served decreased by 12.3% from 1,630 in 2017 to 1,429 in 2018.

In 2016, we derived 18% of our net revenues from a marketer in the entertainment industry and 11% of our net revenues from a marketer in the e-commerce industry. In 2017, we did not derive over 10% of our net revenues from a marketer. In 2018, we derived 14% of our net revenues from a marketer in the entertainment industry. These marketers utilized our mobile marketing solutions under specified-action arrangement and therefore, revenue from these marketers was recognized on a gross basis. Their marketing campaign contracts were for a term of one year and contained terms similar to that under the marketing campaign contracts we generally enter into with other marketers utilizing similar solutions.

Sales, Business Development and Account Management

Our sales and business development workforce is focused on attracting more clients for our mobile marketing solutions, optimizing the client base, in particular, for our other marketing solutions to focus on profitability and liquidity, and attracting more clients to use our solutions through our self-service model. Leveraging our existing positions and reputations in industry sectors where we already have a strong presence, we are able to attract more marketers in those sectors. In addition, we are focused on diversifying our client base. We have partnered with local marketing agencies at selected first and second-tier cities in China to expand our client base in industry segments where we have relatively less presence, as well as to attract and retain high quality small and medium-sized enterprises to use our solutions on a self-serve basis. Furthermore, our sales and business development team works closely with overseas marketing agencies and channel partners in the home countries of overseas marketers, who help promote our solutions to overseas marketers.

Our sales and business development team is organized by geographic region, and is further divided into groups that focus on sales to marketers or to marketing agencies in each geographic region.

Supporting our sales and business development team are our account managers under our operational support team, who help maintain and grow the accounts of our clients. While our intuitive user interfaces are designed to enable clients to easily deploy and utilize our solutions themselves with minimal customer support, we make online and telephonic helpdesk facilities available and provide onsite engineering support to clients and also assign account managers for our direct marketer clients and some of our marketing agency clients. Our account mangers provide consultative services on the use of our solutions, and in addition, for our managed service clients, more in-depth servicing on campaign planning, execution and result measurement and analysis. As of December 31, 2018, we had 360 employees for sales, business development and account management.

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

As of December 31, 2018, we had two patents in application in China, and 13 registered trademarks and trademark application in China and Hong Kong.

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

With respect to our newly launched SaaS-based enterprise solutions, there are currently few direct competitors in this relatively new and evolving area in China. However, we anticipate competition to increase based on clients’ demands for these type of products. We may face competitions from local companies who are working on the enterprise solutions, new cloud computing and artificial intelligence. We may also face potential competition from international SaaS companies, which have longer operating histories, greater financial, technical, marketing, distribution, professional services or other resources and greater name recognition. In addition, many of our prospective competitors may have close relationship with our existing and new clients and bear an extensive knowledge of this industry. As a result, they may be able to respond more quickly to new or emerging technologies and changes in clients’ requirements, or devote greater resources to the development, promotion and sale of their products.

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

Regulations on Value-added Telecommunication Services

On September 25, 2000, the State Council promulgated the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, which was amended on July 29, 2014 and February 6, 2016. The Telecom Regulations is the primary PRC law governing telecommunication services and sets out the general regulatory framework for telecommunication services provided by PRC companies. The Telecom Regulations distinguishes between “basic telecommunication services” and “value-added telecommunication services.” The Telecom Regulations defines value-added telecommunications services as telecommunications and information services provided through public network infrastructures. Pursuant to the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT, or its provincial level counterparts.

The Catalog of Telecommunications Business, or the Catalog, which was issued as an attachment to the Telecom Regulations and updated in June 11, 2001, February 21, 2003 and December 28, 2015, further categorizes value-added telecommunication services into two classes: Class 1 value-added telecommunication services and Class 2 value-added telecommunication services. Information services provided via cable networks, mobile networks or internet fall within Class 2 value-added telecommunications services.

On July 3, 2017, the MIIT issued the Measures on the Administration of Telecommunications Business Operating Permits, or the Telecom License Measures, which became effective on September 1, 2017, to supplement the Telecom Regulations. The Telecom License Measures sets forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. The Telecom License Measures also provides that an operator providing value-added services in multiple provinces is required to obtain an inter-regional license, whereas an operator providing value-added services in one province is required to obtain an intra-provincial license. Any telecommunication services operator must conduct its business in accordance with the specifications in its license.

Regulations on Foreign Direct Investment in Value-Added Telecommunications Companies

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016. These regulations require that foreign-invested value-added telecommunications enterprises in China must be established as Sino-foreign equity joint ventures and that the foreign investors may acquire up to 50% equity interests in such joint ventures. In addition, a major foreign investor in a value-added telecommunications business in China must demonstrate a good track record and experience in operating value-added telecommunications businesses. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and the MOFCOM, to provide value-added telecommunication services in China and the MIIT and the MOFCOM retain considerable discretion in granting such approvals.

On July 13, 2006, the Ministry of Information Industry, or the MII, released the Notice on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, or the MII Notice, pursuant to which, for any foreign investor to invest in telecommunications businesses in China, a foreign-invested telecommunications enterprise must be established and such enterprise must apply for the relevant telecommunications business operation licenses. Furthermore, under the MII Notice, domestic telecommunications enterprises may not rent, transfer or sell a telecommunications business operation license to foreign investors in any form, and they may not provide any resources, premises, facilities and other assistance in any form to foreign investors for their illegal operation of any telecommunications business in China. In addition, under the MII Notice, the internet domain names and registered trademarks used by a value-added telecommunication service operator shall be legally owned by such operator or its shareholders.

Furthermore, the Guidance Catalog of Industries for Foreign Investment, or the Foreign Investment Catalog, the latest version of which was promulgated jointly by MOFCOM and the National Development and Reform Commission, or the NDRC, on June 28, 2017 and became effective on July 28, 2017, classifies businesses into three categories with regard to foreign investment: (i) “encouraged”, (ii) “restricted”, and (iii) “prohibited”. The latter two categories are included in the negative list, which was first introduced into the Foreign Investment Catalog in 2017, and listed, in a unified manner, the restrictive measures for the entry of foreign investment. On June 28, 2018, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (Negative List 2018) for Foreign Investment Access, or the Special Administrative Measures, which replaced the negative list attached to the Foreign Investment Catalog in 2017. Industries that are not listed in the Foreign Investment Catalog or the Special Administrative Measures are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations. Our business falls under value-added telecommunications services, which are listed under the Special Administrative Measures.

In view of these restrictions on foreign direct investment in value-added telecommunications services and certain other types of businesses under which our business may fall, we have established domestic consolidated affiliated entities to engage in value-added telecommunications services. For a detailed discussion of our consolidated affiliated entities, see “Item 4. Information on the Company — C. Organizational Structure.” Due to the lack of interpretative guidance from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business. In order to comply with PRC regulatory requirements, we operate a substantial portion of our business through our consolidated affiliated entities, which we have contractual relationships with but we do not have actual ownership interests in. If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in value-added telecommunications services and other types of businesses on which foreign investment is restricted or prohibited, we could be subject to severe penalties.

Regulations on Internet Content Providers

The Administrative Measures on Internet Information Services, or the Internet Content Measures, which was promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, set out guidelines on the provision of internet information services. The Internet Content Measures specifies that internet information services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are required to be examined, approved and regulated by the relevant authorities. The Internet Content Measures specifies a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. Internet information providers that violate such prohibition may face criminal charges or administrative sanctions. If any prohibited content is found, they must remove the content immediately, keep a record of such content and report to the relevant authorities.

The Internet Content Measures classifies internet information services into commercial internet information services and non-commercial internet information services. Commercial internet information services refer to services that provide information or services to internet users with charge. A provider of commercial internet information services must obtain the value-added telecommunications business operation license.

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

Regulations on Information Security, Censorship and Privacy

The Standing Committee of the National People’s Congress, China’s national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000 and amended them on August 27, 2009 that may subject persons to criminal liabilities in China for any attempt to use the internet to: (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information or (v) infringe upon intellectual property rights. In 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with International Connections which was amended in 2011 and prohibits using the internet to leak state secrets or to spread socially destabilizing materials. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress on August 29, 2015, effective on November 1, 2015, any ICP provider that fails to fulfill the obligations related to internet information security as required by applicable laws and refuses to take corrective measures, will be subject to criminal liability for (i) any large-scale dissemination of illegal information; (ii) any severe effect due to the leakage of users’ personal information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (i) sells or provides personal information to others unlawfully or (ii) steals or illegally obtains any personal information will be subject to criminal liability in severe situations.

The Cybersecurity Law of the PRC, or the Cybersecurity Law, which was promulgated on November 7, 2016 by the Standing Committee of the National People’s Congress and came into effect on June 1, 2017, provides that network operators shall meet their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the Cybersecurity Law, network operators are subject to various security protection-related obligations, including: (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies.

Regulations on Foreign-related Surveys Measures

According to the Foreign-related Surveys Measures, foreign-related surveys include: (i) market and social surveys conducted under the entrustment or financial aid of any overseas organization, individual, or the agency of any overseas organization in China; (ii) market and social surveys conducted in cooperation with any overseas organization, individual, or the agency of any overseas organization in China; (iii) market surveys lawfully conducted by the agency of any overseas organization in China; and (iv) market and social surveys of which the materials and results are to be provided to any overseas organization, individual, or the agency of any overseas organization in China. Any foreign-related market survey must be conducted by a foreign-related survey institution and no individual or organization may conduct any foreign-related survey without a license for foreign-related surveys. According to the Foreign-related Surveys Measure and the Catalogue of Industries for Guiding Foreign Investment (2017 version), only a domestic enterprise or a sino-foreign enterprise which meet the several requirements stipulated in the Foreign-related Surveys Measures can apply for license for the foreign- related survey. On June 28, 2018, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (Negative List 2018) for Foreign Investment Access, or the Special Administrative Measures, which replaced the negative list attached to the Foreign Investment Catalog in 2017. Industries that are not listed in the Special Administrative Measures are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations.

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

Value Added Tax

On January 1, 2012, the State Council launched a pilot value-added tax, or VAT, reform program, or the Pilot Program, applicable to businesses in selected industries, such as industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creativity services, logistics ancillary services and attestation and consulting services. Businesses subject to the Pilot Program are subject to VAT instead of business tax. On May 24, 2013, the Ministry of Finance and the SAT issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries. On August 1, 2013, the Pilot Program was implemented throughout China. On March 23, 2016, SAT and Ministry of Finance promulgated Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax, which became effective on May 1, 2016. According to the 2016 Circular, general taxpayers who are engaged in technical services, information technology services, cultural creativity services, logistics supporting services, leasing services, attestation consulting services and/or other modern service industries are subject to a VAT at the rate of 6%. On November 19, 2017, the State Council promulgated The Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The Notice of the Ministry of Finance and the SAT on Adjusting Value-added Tax Rates, or the Notice, was promulgated on April 4, 2018 and came into effect on May 1, 2018. According to the Notice, the VAT tax rate of 17% and 11% are changed into 16% and 10%, respectively. On March 20, 2019, the Ministry of Finance, State Taxation Administration and General Administration of Customs jointly promulgated the Relevant Policies Notice on Deepening Reform of VAT Tax, or the Notice 39, effective on April 1, 2019, which lowers the VAT tax rate of 16% and 10% to 13% and 9%, respectively.

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

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020 and will replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The organization form and activities of foreign-invested enterprises shall be governed by the laws of the Company Law of the People’s Republic of China and the Partnership Enterprise Law of the People’s Republic of China. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of the Foreign Investment Law.

The Foreign Investment Law is formulated to further expand opening-up, promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access shall not be less favorable than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. Foreign investors shall not invest in any forbidden fields stipulated in the negative list effective on June 2018 and shall meet the conditions stipulated in the negative list before investing in any restricted fields.

The Foreign Investment Law does not mention the relevant concept and regulatory regime of VIE structures, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. Under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment.

If our contractual arrangements is considered a form of foreign investment, then we may be required to complete the MOC market entry clearance, and we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to obtain such clearance when required, our VIE structure may be regarded as invalid and illegal. As a result, we would not be able to (i) continue our business in China through our contractual arrangements with the VIE and shareholders of the VIE, (ii) exert control over the VIE, (iii) receive the economic benefits of the VIE under such contractual arrangements, or (iv) consolidate the financial results of the VIE. Were this to occur, our results of operations and financial condition would be materially and adversely affected and the market price of our ADSs may decline. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

C.            Organizational Structure

The following chart illustrates our company’s organizational structure, including our principal subsidiaries and consolidated affiliated entities as of March 31, 2019:

iClick Interactive Asia Group Limited (Cayman Islands)
100%
100%
Optimix Media Asia Limited (Hong Kong)
100%
Diablo Holdings Corporation (British Virgin Islands)
100%
OptAim Limited (Cayman Islands)
100%
Performance Media Group Limited (Hong Kong)
100%
iClick Interactive Asia Limited (Hong Kong)
100%
Digital Marketing Group Limited (Hong Kong)
100%
Tetris Media Limited (Hong Kong)
100%
iClick Interactive (Singapore) Pte. Ltd. (Singapore)
100%
Harmattan Capital Holdings Corporation (British Virgin Islands)
100%
OptAim (HK) Limited (Hong Kong)
100%
China Search (Asia) Limited (Hong Kong)
100%
Addoil Boardcasts Limited (Hong Kong)
100%
Headline Information Company Limited (British Virgin Islands)
Offshore
PRC
100%
iClick Interactive (Beijing) Advertisement Co., Ltd.
100%
Tetris Media (Shanghai) Co., Ltd.
34%
Changyi (Shanghai) Information Technology Co., Ltd.
100%
Search Asia Technology (Shenzhen) Co., Ltd.
100%
OptAim (Beijing) Information Technology Co., Ltd.
100%
Anhui Zhiyunzhong Information Technology Co., Ltd.
(1)
100%
Beijing OptAim Network Technology Co., Ltd.
100%
Zhiyunzhong (Shanghai) Technology Co., Ltd.
40%
Shanghai Myhayo Technology Co., Ltd.
40%
Anhui Myhayo Technology Co., Ltd.
Equity Interest
Contractual arrangements, including a second amended and restated equity pledge agreement, powers of attorney, a spousal consent, an exclusive business cooperation agreement, and a second amended and restated exclusive call option agreement

(1)         The nominee shareholders of OptAim Network are Jie Jiao and Jian Tang, who hold 51% and 49% equity interests in OptAim Network, respectively. Jie Jiao is our former chief financial officer, and Jian Tang is our co-founder, director, chief operating officer and chief technology officer. As of the date of this annual report, Jian Tang and Jie Jiao are the nominee shareholders of OptAim Network, and we are arranging the transfer of Ms. Jie Jiao’s equity interest in OptAim Network to an affiliate of our company.

We conduct substantially all our operations through the following consolidated subsidiaries:

•                  iClick Interactive Asia Limited: primarily focusing on providing both mobile marketing solutions and other marketing solutions to Hong Kong and overseas clients

•                  Tetris Media Limited and Tetris Media (Shanghai) Co., Ltd.: primarily focusing on providing our other marketing solutions to agency clients and its business are gradually being transferred to iClick Interactive Asia Limited

•                  Performance Media Group Limited: primarily focusing on providing mobile marketing solutions and other marketing solutions to Hong Kong clients

•                  China Search (Asia) Limited and its subsidiaries: promoting content distribution opportunities for the publisher under our sales agency arrangement

•                  iClick Interactive (Singapore) Pte. Ltd: primarily focusing on providing both mobile marketing solutions and other marketing solutions to Singapore and other overseas clients

•                  iClick Interactive (Beijing) Advertisement Co., Ltd.: primarily focusing on providing our other marketing solutions to PRC clients

•                  Anhui Zhiyunzhong Information Technology Co., Ltd.: primarily focusing on providing mobile marketing solutions to PRC clients

•                  OptAim (Beijing) Information Technology Co., Ltd.: primarily focusing on providing mobile marketing solutions to PRC clients through our VIE and the VIE’s subsidiary

•                  Beijing OptAim Network Technology Co., Ltd. which is our VIE, and its subsidiary: primarily focusing on providing mobile marketing solutions to PRC clients

•                  Changyi (Shanghai) Information Technology Co., Ltd.: primarily focusing on providing enterprise solutions

•                  Shanghai Myhayo Technology Co., Ltd.: primarily focusing on providing mobile content distributions in PRC

After the abolishment of the foreign ownership restriction in advertising business, we had been transferring the advertising business previously operated by our VIE, OptAim Network, primarily consisting of our mobile marketing solution business, to our wholly-owned subsidiaries. As of December 31, 2018, our wholly-owned subsidiaries had replaced OptAim Network as contracting party for all our mobile marketing solution business. In November 2018, OptAim Network acquired the controlling investment in Shanghai Myhayo Technology Co., Ltd., a content distribution channel and a mobile content aggregator of articles and short videos in the PRC, which presents customized feeds to users via its mobile application.

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

Under the Measures on the Administration of Foreign-related Surveys, or the Foreign-related Surveys Measures, promulgated by the National Bureau of Statistics of China on October 13, 2004, no individual or organization may conduct any foreign-related survey without a license for foreign-related survey granted by the National Bureau of Statistics in China or its local counterparts. Under the Catalogue for the Guidance of Foreign Investment Industries, promulgated by the Ministry of Commerce and National Development and Reform Commission on June 28, 2017, only a domestic enterprise or a sino-foreign enterprise which meets the several requirements stipulated in the Foreign-related Surveys Measures can apply for a license for the foreign-related survey. We do not believe our collection and use of multiple kinds of data from multiple sources in China to improve the cost-effectiveness of marketing campaigns for marketers in and outside China fall within the scope of “foreign-related survey” under the Foreign-related Survey Measures. However, there are uncertainties under the PRC laws whether such activities may be deemed as “foreign-related survey”, which would require a foreign-related survey license from the National Bureau of Statistics in China or its local counterparts. In light of these uncertainties and out of prudence, we, through our VIE, OptAim Network, applied for and were granted a foreign-related survey license on June 6, 2017. If the PRC regulatory authorities disagree with our interpretation of what would constitute foreign-related survey and enforcement practices on foreign-related survey licensing requirement or if we expand our business scope to engage in activities falling within the scope of foreign-related survey, we will need to continue to rely on OptAim Beijing’s contractual arrangements with OptAim Network and its shareholders to conduct certain of our operations in China, including to transfer such operations to our VIE to the extent they are deemed foreign-related survey. See “Item 3. Key Information—D. Risk Factors— Risk Related to Our Corporate Structure — We rely on the contractual arrangements that establish the structure for certain of our operations in China and we will need to rely on the contractual arrangements when and to the extent our operations are deemed as foreign-related survey.”

Under the relevant PRC laws, commercial operators of value-added telecommunication services, which refer to providers of telecommunications and information services through public network infrastructures that provide information or services to internet users with a charge, shall obtain a value-added telecommunications business operation license. See “Regulations -Regulations on Value-added Telecommunication Services” and “—Regulations on Internet Content Providers.” It is unclear whether Myhayo’s business model would render it a commercial operator of value-added telecommunication services under the relevant PRC laws, in which case Myhayo would be required to hold a value-added telecommunication license. Pursuant to the Special Administrative Measures, or Negative List 2018, jointly promulgated by the MOFCOM and NDRC on July 28, 2017, foreign investment in value-added telecommunication services is subject to certain restrictions. See “—Regulations — Regulations on Foreign Direct Investment in Value-Added Telecommunications Companies”. As a result, we made our controlling investment in Myhayo through OptAim Network, our VIE. As of the date hereof, Myhayo is in the process of applying for the value-added telecommunication services operation license.

The contractual arrangements between OptAim Beijing, OptAim Network and the shareholders of OptAim Network allow us to:

•              exercise effective control over OptAim Network and its subsidiaries;

•              receive substantially all of the economic benefits of OptAim Network and its subsidiaries; and

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

The following is a summary of the currently effective contractual arrangements by and among OptAim Beijing, our wholly-owned subsidiary, OptAim Network, our consolidated VIE, the shareholders of OptAim Network and Zhiyunzhong.

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

In the opinion of Jingtian & Gongcheng, our PRC legal counsel:

•                  the ownership structures of OptAim Beijing and OptAim Network do not contravene any applicable PRC laws or regulations currently in effect; and

•                  the contractual arrangements among OptAim Beijing, OptAim Network, the shareholders of OptAim Network and Zhiyunzhong governed by PRC law are valid, binding and enforceable, and do not contravene any PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If the PRC government finds that the agreements that establish the structure for the operation of OptAim Network do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We rely on the contractual arrangements that establish the structure for certain of our operations in China and we will need to rely on the contractual arrangements when and to the extent our operations are deemed as foreign-related survey,” and “— Substantial uncertainties exist with respect to the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

D.            Property, Plant and Equipment

Our headquarters and principal executive office are located in Hong Kong, in an approximately 830 square-meter facility, under certain lease agreements expiring on December 31, 2021. As of December 31, 2018, we leased approximately 2,900 square-meter office space in China located in Beijing, Shanghai, Shenzhen and Guangzhou, which primarily carry out the functions of technology and data engineering, sales and business development and operation support. Outside of China and Hong Kong, we also have subsidiaries or sales offices in Singapore, Taiwan, Korea and London.

We lease all of our facilities and do not own any real property. Our leases will expire from 2019 to 2021. We believe that our current facilities are suitable and adequate to meet our current needs. If we require additional space, we expect to be able to obtain additional facilities on commercially reasonable terms.

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

•                  Seasonality;

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

While marketing via non-mobile channels has been established for several years, marketing via mobile channels, in particular via mobile apps, which has a more dynamic competitive landscape, is a relatively new phenomena in China driven by recent innovations in mobile technologies and the growing popularity and prevalence of mobile devices and mobile apps. We have experienced and expect to continue to face significant competition for our mobile marketing solutions, which have resulted in a downward pricing pressure on our mobile marketing solutions. In addition, in light of the rising demand for marketing via mobile apps, mobile app publishers, especially popular mobile app publishers tend to command stronger bargaining power compared to their non-mobile app publisher counterparts, which has increased media costs for our mobile marketing solutions. Furthermore, consistent with the general industry trends for online marketing on mobile channels and on non-mobile channels, a higher percentage of marketing campaigns involving our mobile marketing solutions were conducted on a specified action (i.e., gross) basis while a higher percentage of marketing campaigns involving our other marketing solutions were conducted on a cost-plus (i.e., net) basis in 2018 compared to 2017. See “— Key Components of Results of Operations — Net Revenues” and “— Key Factors Affecting Our Results of Operations — Our revenue models”. Therefore, gross profit margins for our mobile marketing solutions were significantly lower than those for our other marketing solutions for the same periods historically, and we expect the trend to continue. As a result, an increase in the percentage of revenue from our mobile marketing solutions may have a positive impact on our gross billing and net revenues but a negative impact on our gross profit margin.

Furthermore, as we continue to focus on the growth of our mobile marketing solutions, we may, from time to time, prioritize on engaging with marketing agency clients, which may generate larger marketing spend per client compared to direct marketer clients. On the other hand, net revenues as a percentage of gross billing and gross profit margin tend to be lower for marketing agency clients, compared to direct marketer clients. Marketing agency clients represented 21.8%, 27.7% and 28.1% of our clients in 2016, 2017 and 2018 respectively.

We primarily rely on third-party content distribution channels to access content distribution opportunities. To further expand our content distribution network, we need to develop new and enhance our existing relationships with content distribution channel partners, which depends, in part, on our ability to continually generate sufficient marketing spend from our clients on these channels, especially mobile app channels. We also intend to strengthen our relationships with content distribution channel partners through technology collaboration to facilitate innovative and effective user engagement. In addition, in November 2018, we made a controlling investment in Shanghai Myhayo Technology Co., Ltd., a content distribution channel and a mobile content aggregator of articles and short videos in the PRC, which presents customized feeds to users via its mobile application.

Our Revenue Models

We derive revenue primarily from three sources and report them on either the net or gross basis. (i) Revenue from incentives earned from the website publisher for which we act as sales agent for its content distribution opportunities, or the sales agency arrangement; and (ii) revenue from performing cost-plus marketing campaigns are reported on the net basis; and (iii) revenue from performing specified actions marketing campaigns (i.e., a CPM, CPC, CPA, CPS, CPL or ROI basis) is reported on the gross basis. Please see “— Key Components of Results of Operations — Net Revenues” above for more details.

The gross profit margins for our sales agency arrangement and cost-plus marketing campaigns are higher than that for our specified action marketing campaigns as cost of revenues for our sales agency arrangement and cost-plus marketing campaigns does not include media cost. As a result, an increase in the percentage of gross billing recognized as net revenues from performing specified actions marketing campaigns will have a positive impact on our net revenues and a negative impact on gross profit margin. On the other hand, an increase in the percentage of gross billing recognized as net revenues from our sales agency arrangement and from performing cost-plus marketing campaigns will have a negative impact on our net revenues and a positive impact on gross profit margin. Our mobile marketing solutions, on one hand and other marketing solutions, on the other hand, each represent a mixture of revenue recognized on gross basis and on net basis and the proportion of each fluctuates from period to period. Therefore our net revenues, net revenues as a percentage of gross billing, gross profit margin and the comparability of our financial results in one period to another may be affected by the relative percentage of gross billing recognized as net revenues on the gross basis and net basis. The relative percentage of gross billing recognized as net revenues on the gross basis and net basis is in turn, affected by a variety of factors, in particular, the terms of the arrangements with our clients, including whether to conduct their marketing campaigns on a specified-action (i.e., gross) or cost-plus (i.e., net) basis in a particular period, which in turn depends on clients’ needs and goals.

Our Ability to Optimize Client Base and Increase Client Spending

Our growth and profitability are dependent upon our ability to optimize client base and increase client’s spending related to marketing and customer management. We started a comprehensive review of our client base for other marketing solutions in 2016 to focus on profitability and liquidity. For example, we terminated relationship with certain clients for our other marketing solutions, which had relatively long account receivable cycles and yielded relatively low operating profit margins in 2016 and the first half of 2017. We have also been focused, and expect to continue our focus, on sales to direct marketer clients, which tend to command higher gross profit margin compared to agency clients, although as we continue to focus on the growth of our mobile marketing solutions, we may, from time to time, prioritize on engaging with marketing agency clients, which may generate larger marketing spend per client compared to direct marketer clients. Furthermore, our growth and profitability also depend on our ability to attract more marketers to our self-service model, and to further diversify our client base to capture the growth in additional industry verticals and geographic markets.

Our ability to increase clients’ spending on our platform depends on whether our solutions can effectively address marketers’ evolving and diverse needs in a cost-efficient manner. To that end, we plan to develop and offer more tailored, innovative and user-friendly solutions and services and enhance our sales, marketing and account servicing efforts. For example, we are making efforts to promote our newly launched solutions to clients by enhancing our ability to effectively identify and address clients’ needs on customer relationship management and comprehensive and customized data acquisition, mining and analytics for real-time, data-driven and more accurate decision making.

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

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on the judgment of our management. For further information on our critical accounting policies, see Note 2 to our consolidated financial statements.

Consolidation of Variable Interest Entities

Foreign ownership in advertising companies used to be subject to certain restrictions under PRC laws and regulations. To comply with the then-effective PRC laws and regulations, OptAim Beijing entered into a set of contractual arrangements with OptAim Network and its shareholders. The contractual arrangements between OptAim Beijing, OptAim Network and the shareholders of OptAim Network allow us to:

•                  exercise effective control over OptAim Network and its subsidiaries;

•                  receive substantially all of the economic benefits of OptAim Network and its subsidiaries; and

•                  have an exclusive option to purchase all or part of the equity interests and assets in OptAim Network when and to the extent permitted by PRC law.

Our consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE and the VIE’s subsidiaries for which we are the primary beneficiary. All transactions and balances among we, our subsidiaries, our VIE and the VIE’s subsidiaries have been eliminated upon consolidation.

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

A VIE is an entity in which we, or our subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. In determining whether we or our subsidiaries are the primary beneficiary, we considered whether it has the power to direct activities that are significant to the VIE’s economic performance, and also our obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. OptAim Beijing, and ultimately we, hold all the variable interests of the VIE and its subsidiaries, and has been determined to be the primary beneficiary of the VIE.

In accordance with the contractual agreements among the OptAim Beijing, OptAim Network and the shareholders of OptAim Network, we have power to direct activities of the VIE, and can have assets transferred out of the VIE. Therefore, we consider that there is no asset in the VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves of the VIE and the VIE’s subsidiaries amounting to US$2.0 million and US$2.0 million, respectively, as of December 31, 2017 and 2018. As the VIE was incorporated as limited liability company under the PRC Company Law, the creditors do not have recourse to our general credit for all the liabilities of the VIE. Currently there is no contractual arrangement that could require us to provide additional financial support to the VIE.

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

Fair Value Determination Related to the Accounting for Business Combinations

We completed business combinations during 2015 and 2018 which require us to perform purchase price allocations. In order to recognize the fair value of assets acquired and liabilities assumed, mainly consisting of intangible assets and goodwill, we use valuation techniques such as discounted cash flow analysis under the income approach. Major factors considered include historical financial results and assumptions including future growth rates, terminal rate and an estimate of weighted average cost of capital. Most of the valuations of our acquired businesses have been performed by independent valuation specialists under our management’s supervision. We believe that the estimated fair value assigned to the assets acquired and liabilities assumed are based on reasonable assumptions and estimates that market participants would use. However, such assumptions are inherently uncertain and actual results could differ from those estimates.

Impairment of Goodwill

Impairment of goodwill assessment is performed on at least an annual basis on December 31 or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. According to ASC 350-20-35, an entity may assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. We, however, select to proceed directly to perform a two-step goodwill impairment test. The first step compares the fair values of a reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in adjusting the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The judgment in estimating the fair value of a reporting unit includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the fair value of a reporting unit. No goodwill impairment losses were recognized for the years ended December 31, 2016, 2017 and 2018.

Revenue Recognition

On January 1, 2018, we adopted ASU 2014-09 “Revenue from Contracts with Customers (Topic 606)” and subsequent amendments to the initial guidance or implementation guidance issued between August 2015 and December 2016 within ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 (collectively, “ASC 606”) using a modified retrospective approach applied to contracts that were not completed as of January 1, 2018. The adoption did not have a material impact on the accumulated deficit as of January 1, 2018. Results for reporting periods beginning on or after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with the our historic accounting under ASC 605.

Our services are the provision of online marketing services. We utilize a combination of pricing models and revenue is recognized when the related services are delivered based on the specific terms of the contract, which are commonly based on (i) agreed incentive to be earned for being a sales agent of a publisher, (ii) cost-plus or (iii) specified actions (i.e. cost per impression (“CPM”), cost per click (“CPC”), cost per action (“CPA”), cost per sale (“CPS”), cost per lead (“CPL”) or return on investment (“ROI”)) and related campaign budgets, depending on the customers’ preferences and their campaigns launched.

The following table presents our revenue recognized from contracts with customers disaggregated by the three types of pricing models:

	For the year ended
	December 31, 2016	December 31, 2017	December 31, 2018
	Under ASC 605	Under ASC 605	Under ASC 606

Recognized over time
- Sales agent	7,924	8,311	8,671
- Cost-plus	15,378	10,788	12,192

	23,302	19,099	20,863

Recognized at point in time
- Specified actions	72,055	106,159	139,154

	95,357	125,258	160,017

As noted above, in accordance with the modified retrospective method upon adoption of ASC 606, prior period amounts have not been adjusted.

We recognize revenue when we satisfy a performance obligation by transferring a promised service to a customer. We consider the following when determining if a contract exists under which the performance obligations have been satisfied: (i) contract approval by all parties, (ii) identification of each party’s rights regarding the goods or services to be transferred, (iii) specified payment terms, (iv) commercial substance of the contract, and (v) collectability of substantially all of the consideration is probable. Collectability is assessed based on a number of factors, including the creditworthiness of a customer, the size and nature of a customer’s business and transaction history.

Revenues are recorded net of value-added taxes.

Sales agent

In the arrangement with a particular publisher, we act as a sales agent for this publisher in selling marketing spaces to marketing clients. In return, we earn incentives from this publisher based on contractually stipulated amounts when certain spending thresholds are achieved. We consider this particular publisher as a customer and record such incentives as net revenues. Incentives from this publisher are calculated on both a quarterly and an annual basis in accordance with the terms as set out in the arrangement.

Revenue under this arrangement is recognized over-time given we consider this particular publisher simultaneously receives and consumes the benefits provided by our performance as we perform. In other words, when we purchase marketing spaces on behalf of the marketing clients throughout the marketing campaigns as requested by them, this particular publisher simultaneously receives and consumes the benefit of the marketing spaces being purchased and therefore we are entitled to incentive payment from this publisher.

We grant rebates to marketing clients under the sales agent arrangement. The majority of marketing clients under this arrangement are not customers under either the cost-plus arrangement or specified actions arrangement. We record rebates granted to such marketing clients as net revenues.

Cost-plus

For cost-plus advertisement campaigns, sales are recognized at the fair value of the amount received. Discounts granted to marketing clients under cost-plus marketing campaigns are recorded as a reduction of revenue. The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether we are acting as the principal or an agent in the transactions. In the normal course of business, we act as an intermediary in executing transactions between website publishers and marketing clients. The specified service in the cost-plus arrangement is the provision of marketing space, which is controlled by the website publishers, rather than us. We assist the marketing clients to place orders with specific website publishers based on specification set out the marketing clients. We do not have the ability to direct the use of marketing space and do not have any inventory risk. Pricing is generally based on the actual advertising spending incurred by the marketing clients plus a margin. Accordingly, we conclude that we are not the principal in these arrangements and reports revenue earned and costs incurred related to these transactions on a net basis.

Revenue under this arrangement is recognized over-time as we consider our customers simultaneously receive and consume the benefits provided by our performance. At the time we purchase marketing spaces during the contract term for our customers, the customers’ advertisements could be placed throughout the marketing campaign. Revenue recognition under this arrangement is not based on an occurrence of significant act or milestone method.

Throughout the various services delivered to clients under the cost-plus arrangements, we earn rebates from publishers and grant rebates to marketing clients. The rebates that we grant to marketing clients under cost-plus arrangement are recorded as reduction of revenue and are recorded based on the amount the marketing clients would ultimately need to spend to earn the corresponding level of rebates. We are also able to reasonably estimate the spending the customers can ultimately achieve based on the historical spending patterns of the customers with similar arrangements. The rebates that we receive from publishers under the cost-plus arrangements are recorded as revenue. These rebates are recognized when a particular milestone is achieved (i.e. applying the relevant rebates based on the level of spending threshold actually achieved) and spending has actually occurred.

Specified actions

We also generate revenue from performing specified actions (i.e. a CPM, CPC, CPA, CPS, CPL or ROI basis). Revenue is recognized on a CPM or CPC basis as impressions or clicks are delivered while revenue on a CPA, CPS, CPL or ROI basis is recognized once agreed actions are performed. For the specified actions advertisement campaigns, we are the principal as we have the obligation to deliver successful actions requested by marketing clients. Also, we will only be paid if successful actions can be delivered and is exposed to risk of loss. In terms of pricing, we have complete latitude in establishing the selling prices of each of the CPM, CPC, CPA, CPS, CPL or ROI pricing model. Our margin may vary as the costs incurred to deliver successful actions may vary and we are therefore exposed to risk of loss whereby validating our degree of responsibility to our customers. Although the inventory risk under specified actions arrangement is considered to be low, we conclude that we are the principal in such arrangement as we are the principal ultimately responsible for delivering successful actions and in charge of establishing the price per action. Accordingly, we report revenue earned and costs incurred related to these transactions on a gross basis.

Revenues under this arrangement is recognized at point-in-time when we are able to deliver the specified actions as requested by the customers. Upon the occurrence of the specified actions, the customers take control of the specified actions and this is when we recognize the corresponding revenue. Unlike the cost-plus arrangement, when we purchase marketing spaces in order to deliver the specified actions, the customers do not receive and consume the benefit as the benefit to be received by the customers is the occurrence of the specified actions. Also, we do not create or enhance an asset that the customers control as the marketing spaces ultimately belong to the publishers. We do not have any right to payment for simply purchasing the marketing spaces and would only be compensated upon delivery of the specified actions.

Similar to the cost-plus arrangements, we earn rebates from publishers and grant rebates to marketing clients under specified action arrangement. Likewise, the rebates that we grant to marketing clients under specified action arrangement are recorded as reduction of revenue and are recorded based on the amount the marketing clients would ultimately need to spend to earn the corresponding level of rebates based on the historical spending patterns of the customers with similar arrangements. The rebates that we receive from publishers under the specified action arrangements are recorded as a reduction of cost of revenues. Similar to the cost-plus arrangement, these rebates under specified action arrangements are recognized when a particular milestone is achieved (i.e. applying the relevant rebates based on the level of spending threshold actually achieved) and spending has actually occurred.

Adoption of ASC 606

Under ASC 605, we recorded rebates granted to marketing clients under the sales agent arrangement as cost of revenues as (i) we considered these rebates were for an identifiable benefit that was separable from the marketing clients’ purchase of our services and (ii) we were able to reasonably estimate the fair value of the benefit received from granting these rebates. However, the notion of “separate identifiable benefit” under ASC 605 was not carried forward into ASC 606. ASC 606 requires the rebates granted to marketing clients under sales agent arrangement to be recorded as a reduction of revenue unless we are receiving a distinct good or service with the payment to the marketing clients. Given we cannot establish such a distinct good or service with the payment to marketing clients under the sales agent arrangement, rebates to marketing clients under this arrangement are recorded as a reduction of revenue under ASC 606. The resulting impact to the consolidated financial statements for the year ended December 31, 2018 was a decrease of US$2.7 million in net revenues, with a corresponding decrease in cost of revenues.

The following table illustrates the effect of the adoption of ASC 606 by presenting a comparison of selected line items from our consolidated statements of comprehensive loss for the year ended December 31, 2018, as actually reported and as they would have been reported under ASC 605, without the adoption of ASC 606 (in thousands, except per share data):

	As reported	Without adoption of ASC 606	Effect of change higher/(lower)

Net revenues	160,017	162,671	(2,654)
Cost of revenues	(120,897)	(123,551)	(2,654)
Gross profit	39,120	39,120	—
Loss before income tax expense	(31,956)	(31,956)	—
Income tax expense	(655)	(655)	—
Net loss	(32,611)	(32,611)	—
Basic net loss per share attributable to iClick Interactive Asia Group Limited	(1.23)	(1.23)	—
Diluted net loss per share attributable to iClick Interactive Asia Group Limited	(1.23)	(1.23)	—

The adoption of ASC 606 did not change our consolidated balance sheet, consolidated statement of cash flows, or consolidated statement of changes in equity for the year ended December 31, 2018.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when we have satisfied our performance obligations and have the unconditional right to payment. The allowance for doubtful accounts is estimated based upon our assessment of various factors, including historical experience, the age of the accounts receivable balances, current economic conditions and other factors that may affect our customers’ ability to pay. We normally do not have contract assets, which are primarily unbilled accounts receivable that are conditional on something other than the passage of time.

Deferred revenue represents contract liabilities which related to unsatisfied performance obligations at the end of the period. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Revenue recognized during the year ended December 31, 2018 relating to deferred revenue as of January 1, 2018 was US$25.4 million. Changes in deferred revenue balance for the year ended December 31, 2018 were as follows:

Balance as of January 1, 2018	33,037
Additions to deferred revenue	192,822
Recognition of deferred revenue as revenues	(197,698)
Exchange differences	(970)

Balance as of December 31, 2018	27,191

Revenue recognized in the current period from performance obligations related to prior periods was not material.

Practical Expedients

We have used the following practical expedients as allowed under ASC 606:

(i)                                     The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed as substantially all of our contracts have a duration of one year or less.

(ii)                                  Payment terms and conditions vary by contract type, although terms generally include a requirement of prepayment or payment within one year or less. In instances where the timing of revenue recognition differs from the timing of invoicing, we have determined that its contracts generally do not include a significant financing component.

(iii)                               We generally expense sales commissions when incurred because the amortization period would be one year or less. These costs are recorded within sales and marketing expenses.

Rebates

Throughout the various services delivered to our clients under the cost-plus and specified action arrangements, we earn rebates from our publishers and grant rebates to clients. The rebates we grant to clients under cost-plus/specified actions arrangement are recorded as reduction of revenue and are recorded based on the amount the marketing clients would ultimately need to spend to earn the corresponding level of rebates. We are also able to reasonably estimate the spending our customers can ultimately achieve based on the historical spending patterns of our customers with similar arrangements. The rebates we receive from our publishers under the specified action arrangements are recorded as reduction of cost of revenue, while under the cost-plus arrangements, they are recorded as revenue. These rebates are recognized when a particular milestone is achieved (i.e. applying the relevant rebates based on the level of spending threshold actually achieved) and spending has actually occurred. Furthermore, no rebates have been received from the publisher under the sales agent arrangements.

We grant rebates to our clients under sales agent arrangement. The majority of the clients under our sales agent arrangement are not our clients under either the cost-plus arrangement or specified action arrangement. We record rebates granted to clients under the sales agent arrangement as reduction of revenue.

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

The binomial option pricing model is used to determine the fair value of the share options granted to employees and non-employees. The fair values of share options granted during the years ended December 31, 2016, 2017 and 2018 were estimated using the following assumptions:

Date	Risk-free interest rate(1)	Dividend yield(2)	Volatility rate(3)	Expected term (in years)(4)

Granted during the years ended December 31, 2016 and 2017:
April 1, 2016	2.00%	0%	49.37%	NA
July 1, 2016	1.62%	0%	50.52%	NA
January 1, 2017	2.67%	0%	50.75%	NA
April 1, 2017	2.59%	0%	50.79%	NA
July 1, 2017	2.35%	0%	47.59%	NA

Modified during the year ended December 31, 2018:
September 1, 2018(5)	2.83%	0%	42.72%	NA
September 1, 2018(6)	2.92%	0%	44.65%	NA

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

(4)         The time to expire is assumed to be the option’s contractual term while early exercise multiples, being 2.2x and 2.8x for general staff and management staff, respectively, and post-vesting employment termination behavior have been factored into the model to derive the fair values of the share options.

(5)  It refers to the modification of options previously granted on January 1, 2015.

(6)  It refers to the modification of options previously granted on January 1, 2017.

Fair Value of Convertible Notes

On September 12, 2018, we issued US$30.0 million of zero-coupon convertible notes at par. The convertible notes will mature on September 12, 2023 and are non-interest bearing, unless the convertible notes are redeemed or repaid upon the occurrence of events of default or relevant events as defined in the agreement whereby an interest of 5% per annum would be charged.

For both the convertible debt and conversion option which are recognized as financial liabilities, we have elected the fair value option under ASC 825-10 to measure the entire instrument at fair value with realized or unrealized gains and losses recorded in the consolidated statements of comprehensive loss. Also, ASC 825-10-25-11 requires financial instrument that is legally a single contract not to be separated into parts for purposes of applying the fair value option.

The fair value of the convertible notes was determined using a Monte Carlo simulation with the key assumptions being volatility of 44.32% and risk-free interest rate of 2.52%. The volatility was based on the implied historical volatility of certain comparable companies. The risk-free interest rate is equal to the yield, as of the measurement date, of the zero-coupon U.S. Treasury bill that is commensurate with the remaining period until the maturity of the convertible notes.

Gross Billing

We regularly review a number of financial and operating metrics, including those set forth below, to help us evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of sales and marketing, and assess our operational efficiencies.

	Year Ended December 31,
	2016		2017		2018
	(US$ in thousands)	(% of gross billing(1))	(US$ in thousands)	(% of gross billing(1))	(US$ in thousands)	(% of gross billing(1))
Operating metrics:
Gross billing	236,253	100	248,279	100	399,749	100
Gross billing from mobile marketing solutions	112,403	47.6	172,194	69.4	328,702	82.2
Gross billing from other marketing solutions	123,850	52.4	76,085	30.6	71,047	17.8

(1)         With respect to net revenues from mobile marketing solutions and net revenues from other marketing solutions, % of gross billing refers to the % of gross billing for mobile marketing solutions or % of gross billing for other marketing solutions, as the case may be.

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

Gross billing derived from our sales agency arrangement was US$42.8 million, US$37.8 million and US$39.9 million in 2016, 2017 and 2018, respectively, none of which was recognized as net revenues for the respective periods.

Gross billing derived from our cost-plus marketing campaigns was US$121.4 million, US$104.3 million and US$220.7 million in 2016, 2017 and 2018, respectively, out of which US$15.4 million, US$10.8 million and US$12.2 million was recognized as net revenues for the respective periods.

Gross billing derived from our specified action marketing campaigns was US$72.1 million, US$106.2 million and US$139.2 million in 2016, 2017 and 2018, respectively, all of which was recognized as net revenues for the respective periods.

Gross billing from our mobile marketing solutions increased, both in absolute amount and as a percentage of total gross billing, from 2016 to 2017 and further to 2018 as we prioritized the execution of our mobile strategy to capture a larger share of online marketing spend on mobile apps, and as our clients were generating larger mobile marketing spend. Gross billing from our other marketing solutions decreased from 2016 to 2017 and further to 2018 as we optimized the client base for other marketing solutions to focus on profitability and liquidity, and continued shift in our strategic focus to mobile marketing solutions. For example, we terminated relationship with certain clients for our other marketing solutions, as they had relatively long account receivable cycles and yielded relatively low operating profit margins. Some of these clients were large marketers and had individually accounted for more than 5% of our annual gross billing historically.

Our gross billing per client increased by US$52,885, or 53.2%, from US$99,433 in 2016 to US$152,318 in 2017, while the total number of our clients decreased by 31.4% from 2,376 in 2016 to 1,630 in 2017. Our gross billing per client increased by US$127,422, or 83.7%, from US$152,318 in 2017 to US$279,740 in 2018, while the total number of our clients decreased by 12.3% from 1,630 in 2017 to 1,429 in 2018. This was due to our efforts in optimizing our client base.

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

	Year Ended December 31,
	2016		2017		2018
	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)
Net revenues	95,357	100.0	125,258	100.0	160,017	100.0
Cost of revenues	(61,048)	(64.0)	(95,733)	(76.4)	(120,897)	(75.6)
Gross profit	34,309	36.0	29,525	23.6	39,120	24.4
Operating expenses
Research and development expenses	(8,584)	(9.0)	(5,778)	(4.6)	(10,737)	(6.7)
Sales and marketing expenses	(28,266)	(29.6)	(25,935)	(20.7)	(32,080)	(20.0)
General and administrative expenses	(26,767)	(28.1)	(12,983)	(10.4)	(23,757)	(14.9)
Total operating expenses	(63,617)	(66.7)	(44,696)	(35.7)	(66,574)	(41.6)
Operating loss	(29,308)	(30.7)	(15,171)	(12.1)	(27,454)	(17.2)
Interest income	—	—	—	—	421	0.3
Interest expense	(713)	(0.7)	(551)	(0.4)	(773)	(0.5)
Other (losses)/gains, net	(1,082)	(1.1)	1,841	1.4	687	0.4
Fair value loss on convertible notes	—	—	—	—	(4,837)	(3.0)
Fair value gain/(loss) on derivative liabilities	3,995	4.2	(10,190)	(8.1)	—	—
Loss before income tax expense	(27,108)	(28.3)	(24,071)	(19.2)	(31,956)	(20.0)
Income tax expense	(222)	(0.2)	(548)	(0.5)	(655)	(0.4)
Net loss	(27,330)	(28.5)	(24,619)	(19.7)	(32,611)	(20.4)

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

We record incentives from the publisher under the sales agency arrangement as net revenues. We consider the publisher to be our customer under the sales agency arrangement. The amount of such incentives is determined based on a variety of factors, including yearly market spending at the publisher’s platforms. Under our sales agency arrangement, we do not receive any rebate from the publisher. Net revenues from our sales agency arrangement, which equal the incentives received from the publisher under the sales agency arrangement were US$7.9 million, US$8.3 million and US$8.7 million in 2016, 2017 and 2018, respectively.

We record service fees, net of media costs and rebates and discounts to clients for cost-plus marketing campaigns, as net revenues. We consider these clients to be our customers for cost-plus marketing campaigns. Service fees are generally calculated as a percentage of media cost. Such percentage is negotiated on a client-by-client, and campaign-by-campaign basis. Rebates received from the publishers for cost-plus marketing campaigns are recorded as net revenues. Net revenues from our cost-plus marketing campaigns were US$15.4 million, US$10.8 million and US$12.2 million in 2016, 2017 and 2018, respectively.

We record the aggregate gross dollar amount that our clients spend through our platform for specified action marketing campaigns, which includes media cost, as net revenues. We consider these clients to be our customers for specified action marketing campaigns. We charge our clients for specified actions, such as when a user clicks on their marketing messages, or a CPC pricing model, or when their marketing messages are displayed, or a CPM pricing model. Rebates received from publishers for specified action marketing campaigns are recorded as deduction of cost of revenues. Net revenues from our specified action marketing campaigns were US$72.1 million, US$106.2 million and US$139.2 million in 2016, 2017 and 2018, respectively.

We grant rebates and discounts to marketers and marketing agencies to incentivize and encourage them to use our solutions. These rebates and discounts are calculated based on certain factors, including yearly market spending of the marketers and marketing agencies that we reasonably estimate that they are able to achieve based on the historical spending patterns of similar clients on our platform. The rebates and discounts we grant are settled when the relevant account receivables from the marketers and marketing agencies are settled, and the timing of settlement is independent of the settlement of the rebates or incentives, as the case may be, from the publishers, which is generally three to six months after the end of the relevant period to which such rebates or incentives, as the case may be, relate. Rebates we grant under our sales agency arrangement were recorded as cost of revenues before January 1, 2018 as we consider these rebates were identifiable and separable from the incentive revenue generated from the publisher under ASC 605, and after January 1, 2018, as reduction of revenue, as we adopted ASC 606 “Revenue from Contracts with Customers” using the modified retrospective method. In all other circumstances, rebates and discounts we grant are recorded as reduction of revenue.

The table below shows our net revenues breakdown for our mobile marketing solutions and other marketing solutions for the periods presented.

	Year Ended December 31,
	2016		2017		2018
	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)
Net revenues from mobile marketing solutions	57,761	60.6	101,426	81.0	140,428	87.8
Net revenues from other marketing solutions	37,596	39.4	23,832	19.0	19,589	12.2
Total net revenues	95,357	100.0	125,258	100.0	160,017	100.0

The table below shows our rebates received from publishers under cost-plus marketing campaigns, which were recognized as net revenues for our mobile marketing solutions and other marketing solutions for the periods presented.

	Year Ended December 31,
	2016		2017		2018
	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)
Rebates received from publishers	14,181	14.8	15,130	12.1	36,495	22.8
Rebates received from publishers for mobile marketing solutions	7,940	8.3	12,989	10.4	33,243	20.8
Rebates received from publishers for other marketing solutions(1)	6,241	6.5	2,141	1.7	3,252	2.0

(1)         of which US$974 thousand, US$553 thousand, and US$74 thousand in 2016, 2017 and 2018 were received under cost-plus marketing campaigns from the publisher for which we acted as its sales agent under our sales agency arrangement.

The table below shows our incentive revenues received from the publisher under our sales agency arrangement, which were recognized as net revenues for our mobile marketing solutions and other marketing solutions for the periods presented.

	Year Ended December 31,
	2016		2017		2018
	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)
Incentive revenues received from the publisher	7,924	8.3	8,311	6.6	11,325	7.1
Incentive revenues received from the publisher for our mobile marketing solutions	—	—	—	—	—	—
Incentive revenues received from the publisher for our other marketing solutions(1)	7,924	8.3	8,311	6.6	11,325	7.1

(1)         Exclude rebates in the amount of US$974 thousand, US$553 thousand and US$74 thousand in 2016, 2017 and 2018 received under cost-plus marketing campaigns from the publisher for which we acted as its sales agent under our sales agency arrangement.

The table below shows the rebates and discounts we granted to marketers and marketing agencies under our cost-plus and specified action marketing campaigns for our mobile marketing solutions and other marketing solutions, which were recognized as reduction of revenue for the periods presented.

	Year Ended December 31,
	2016		2017		2018
	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)
Rebates and discounts we granted	(17,021)	(17.8)	(24,321)	(19.4)	(46,496)	(29.1)
Rebates and discounts we granted for mobile marketing solutions(1)	(10,675)	(11.2)	(22,427)	(17.9)	(43,943)	(27.5)
Rebates and discounts we granted for other marketing solutions(2)	(6,346)	(6.6)	(1,894)	(1.5)	(2,553)	(1.6)

(1)         Of which US$(6,347) thousand, US$(12,981) thousand and US$(15,514) thousand were in connection with our specified action (i.e., gross) marketing campaigns, and US$(4,328) thousand, US$(9,446) thousand, and US$(28,429) thousand were in connection with our cost-plus (i.e., net) marketing campaigns in 2016, 2017 and 2018, respectively.

(2)         Of which US$(2,047) thousand, US$(783) thousand and US$(371) thousand were in connection with our specified action (i.e., gross) marketing campaigns, and US$(4,299) thousand, US$(1,111) thousand, and US$(2,182) thousand were in connection with our cost-plus (i.e., net) marketing campaigns in 2016, 2017 and 2018, respectively.

On January 1, 2018, we adopted ASC 606 “Revenue from Contracts with Customers” using the modified retrospective method. Since the adoption of ASC 606, rebates we grant under our sales agency arrangements are presented net of revenues, as opposed to being included in cost of revenues in prior periods. The table below shows our rebates granted under our sales agency arrangement.

	Year Ended December 31,
	2016		2017		2018
	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)
Rebates we granted under the sales agency arrangement
- Recorded as cost of revenues under ASC 605	(2,568)	(2.7)	(2,236)	(1.8)	N/A	N/A
- Recorded as a reduction of revenue under ASC 606	N/A	N/A	N/A	N/A	(2,654)	(1.7)

We have a diverse client base in terms of the geographic location of our clients’ or marketers’ headquarters as we help them, especially multinational marketers, navigate through the fragmented online marketing landscapes in China to identify and reach their potential audience. In determining the geographic classification of our revenue, we look at the geographic location of our subsidiary or VIE which executed the marketing campaign contract. Our subsidiaries or VIE in China generally are our signing entities for marketing campaign contracts with clients which are based in China. Our Singapore subsidiary generally is our signing entity for marketing campaign contracts with clients based in Southeast Asia. Our Hong Kong subsidiaries generally are our signing entities for the other clients. In 2016, 2017 and 2018, we derived 25.3%, 15.9% and 11.3% of our net revenues from outside China, respectively. Our net revenues from clients in China increased significantly from 2016 to 2017 and further to 2018 as a result of the business expansion in OptAim, which used its consolidated subsidiaries in China to execute marketing campaign contracts, and as we continued to prioritize the execution of our mobile strategy. Clients for our mobile marketing solutions are primarily based in China. Our net revenues from clients outside China decreased from 2016 to 2017 and further to 2018 as we continued to optimize the client base for other marketing solutions to focus on profitability and liquidity, and our strategic shift away from other marketing solutions. Clients outside of China primarily use our other marketing solutions. The table below shows our net revenues breakdown by geographic region for the periods presented.

	Year Ended December 31,
	2016		2017		2018
	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)
PRC	71,214	74.7	105,380	84.1	141,926	88.7
Hong Kong	22,766	23.9	18,287	14.6	17,004	10.6
Others	1,377	1.4	1,591	1.3	1,087	0.7
Total net revenues	95,357	100	125,258	100	160,017	100

Cost of Revenues; Gross Profit Margin

Cost of revenues primarily consists of:

•                  Media cost in connection with specified-action marketing campaigns. Media cost refers to cost we pay to publishers for acquisition of content distribution opportunities, which is partially offset by rebates we receive from publishers in specified-action marketing campaigns. Media cost represented 88.2%, 93.0%, and 96.1% of our cost of revenues in 2016, 2017 and 2018, respectively.

•                  Rebates we grant under our sales agency arrangement (prior to January 1, 2018). Rebates we grant under our sales agency arrangement were recognized as cost of revenues in 2016 and 2017, represented 4.2% and 2.3% of our cost of revenues in 2016 and 2017, respectively. The decrease from 2016 to 2017 was mainly due to a decrease in gross billing under our sales agency arrangement from US$56.8 million in 2016 to US$52.1 million in 2017, and the decrease in rebate rates for rebates we granted under our sales agency arrangement as a result of our increased bargaining power as we solidified our market position as the largest independent online marketing technology and data platform in China in terms of gross billing.

The table below shows the rebates we granted to marketers and marketing agencies under our sales agency arrangement for our mobile marketing solutions and other marketing solutions for the periods presented as recognized in cost of revenues.

	Year Ended December 31,
	2016		2017		2018
	(US$ in thousands)	(% of cost of revenues)	(US$ in thousands)	(% of cost of revenues)	(US$ in thousands)	(% of cost of revenues)(1)
Rebates we granted under the sales agency arrangement (1)	(2,568)	(4.2)	(2,236)	(2.3)	N/A	N/A
Rebates we granted for mobile marketing solutions	—	—	—	—	—	—
Rebates we granted for other marketing solutions(1)	(2,568)	(4.2)	(2,236)	(2.3)	N/A	N/A

(1)                                 On January 1, 2018, we adopted ASC 606 “Revenue from Contracts with Customers” using the modified retrospective method. Since the adoption of ASC 606, rebates we grant under our sales agency arrangements are presented net of revenues, as opposed to being included as in cost of revenues in prior periods.

The table below shows our rebates received from website publishers under specified action marketing campaigns, which were recognized as deduction of cost of revenues for our mobile marketing solutions and other marketing solutions for the periods presented.

	Year Ended December 31,
	2016		2017		2018
	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)
Rebates received from publishers	6,037	6.3	16,323	13.0	19,298	12.1
Rebates received from publishers for mobile marketing solutions	5,875	6.2	16,279	13.0	19,085	12.0
Rebates received from publishers for other marketing solutions	162	0.1	44	0.0	213	0.1

•                  Amortization of expenses. This relates to amortization of computer software acquired in the acquisitions of Buzzinate and OptAim, which represented 6.8%, 4.3%, and 3.4% of our cost of revenues in 2016, 2017 and 2018, respectively.

The table below shows the cost of revenues, gross profit and gross profit margin for our mobile marketing solutions for the periods presented. Gross profit margin for our mobile marketing solutions represents gross profit as a percentage of net revenues for mobile marketing solutions.

	Year Ended December 31,
	2016		2017		2018
	(US$ in thousands)	(% of net revenues for mobile marketing solutions)	(US$ in thousands)	(% of net revenues for mobile marketing solutions)	(US$ in thousands)	(% of net revenues for mobile marketing solutions)
Cost of revenues for mobile marketing solutions	48,212	83.5	90,899	89.6	119,953	85.4
Gross profit for mobile marketing solutions	9,549	16.5	10,527	10.4	20,475	14.6

The table below shows the cost of revenues, gross profit and gross profit margin for our other marketing solutions for the periods presented. Gross profit margin for our other marketing solutions represents gross profit as a percentage of net revenues for other marketing solutions.

	Year Ended December 31,
	2016		2017		2018
	(US$ in thousands)	(% of net revenues for other marketing solutions)	(US$ in thousands)	(% of net revenues for other marketing solutions)	(US$ in thousands)	(% of net revenues for other marketing solutions)
Cost of revenues for other marketing solutions	12,836	34.1	4,834	20.3	943	4.8
Gross profit for other marketing solutions	24,760	65.9	18,998	79.7	18,646	95.2

Due to competitive landscape and pricing pressure as mobile marketing solutions are relatively nascent compared to other marketing solutions, with companies competing for more market share as they enter into this market and as mobile apps publishers tend to have stronger bargaining power compared to other online publishers as a result of the growing popularity of mobile apps, mobile marketing solutions tend to command a lower gross profit margin compared to non-mobile marketing solutions. In addition, a larger percentage of gross billing from mobile marketing solutions was recognized as net revenues on a gross basis in 2017 and in 2018, which was 57.2% and 41.0% respectively, compared to that for our other marketing solutions in the same period, which was 10.1% and 6.1%, respectively. As a result, gross profit margins for our mobile marketing solutions in 2016, 2017 and 2018, which were 16.5%, 10.4%, and 14.6%, respectively, were significantly lower than those for our other marketing solutions, which were 65.9%, 79.7%, and 95.2%, respectively, for the same periods.

The table below shows the cost of revenues, gross profit and gross profit margin for our sales agency arrangement for the periods presented. Cost of revenues for sales agency arrangement primarily consists of rebates we granted to marketer and marketing agency clients under the sales agency arrangement prior to January 1, 2018 when we adopted ASC 605, and other taxes. Gross profit margin for sales agency arrangement represents gross profit as a percentage of net revenues derived from sales agency arrangement.

	Year Ended December 31,
	2016		2017		2018
	(US$ in thousands)	(% of net revenues for sales agency management)	(US$ in thousands)	(% of net revenues for sales agency management)	(US$ in thousands)	(% of net revenues for sales agency management)
Cost of revenues for sales agency arrangement	2,568	32.4	2,236	26.9	32	0.4
Gross profit for sales agency arrangement	5,356	67.6	6,075	73.1	8,639	99.6

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

	Year Ended December 31,
	2016		2017		2018
	(US$ in thousands)	(% of net revenues for cost-plus marketing campaigns)	(US$ in thousands)	(% of net revenues for cost-plus marketing campaigns)	(US$ in thousands)	(% of net revenues for cost-plus marketing campaigns)
Cost of revenues for cost-plus marketing campaigns	2,664	17.3	1,847	17.1	2,892	23.7
Gross profit for cost-plus marketing campaigns	12,714	82.7	8,941	82.9	9,300	76.3

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

	Year Ended December 31,
	2016		2017		2018
	(US$ in thousands)	(% of net revenues for specified action marketing campaigns)	(US$ in thousands)	(% of net revenues for specified action marketing campaigns)	(US$ in thousands)	(% of net revenues for specified action marketing campaigns)
Cost of revenues for specified action marketing campaigns	55,816	77.5	91,650	86.3	117,973	84.8
Gross profit for specified action marketing campaigns	16,239	22.5	14,509	13.7	21,181	15.2

Operating Expenses

We classify our operating expenses into three categories: research and development expenses, sales and marketing expenses and general and administrative expenses. The following table sets forth our operating expenses, both in absolute amount and as a percentage of our net revenues, for the periods presented.

	Year Ended December 31,
	2016		2017		2018
	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)
Operating expenses	(63,617)	(66.7)	(44,696)	(35.7)	(66,574)	(41.6)
Research and development expenses	(8,584)	(9.0)	(5,778)	(4.6)	(10,737)	(6.7)
Sales and marketing expenses	(28,266)	(29.6)	(25,935)	(20.7)	(32,080)	(20.0)
General and administrative expenses	(26,767)	(28.1)	(12,983)	(10.4)	(23,757)	(14.9)

•                  Sales and marketing expenses. Sales and marketing expenses consist primarily of (i) advertising and marketing expenses, and (ii) salary and welfare for sales and marketing personnel.

•                  General and administrative expenses. General and administrative expenses consist primarily of (i) salary and welfare for general and administrative personnel, and (ii) professional service fees. Professional service fees primarily related to legal and audit service in connection with our private placements and acquisitions, preparation for our initial public offering and issuance of convertible notes. We expect to continue to invest in our corporate infrastructure and incur expenses related to being a public company, including increased accounting and legal fees, investor relations costs and compliance costs. As a result, we anticipate that general and administrative expenses will continue to increase in future periods.

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

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China — We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenues

Our net revenues increased by US$34.7 million, or 27.7%, from US$125.3 million in 2017 to US$160.0 million in 2018, primarily as a result of an increase in our net revenues from our mobile marketing solutions, and partially offset by the effect of adoption of ASC 606 “Revenue from Contracts with Customers” using the modified retrospective method on January 1, 2018. As a result of the adoption of ASC 606, rebates we grant under our sales agency arrangements are presented net of revenues, as opposed to being included as in cost of revenues in prior periods, and resulted in a two percentage point decrease in net revenues when compared with 2017.

Net revenues from our mobile marketing solutions increased by US$39.0 million, or 38.5% from US$101.4 million in 2017 to US$140.4 million in 2018 as a result of a stronger market demand for our mobile marketing solutions. US$98.5 million, or 57.2%, of gross billing from mobile marketing solutions was recognized as net revenues on a gross basis in 2017, compared to US$134.8 million, or 41.0%, in 2018. Rebates received from publishers and recognized as net revenues increased by US$20.2 million, or 155.9%, from US$13.0 million in 2017 to US$33.2 million in 2018 for our mobile marketing solutions because of the growth in gross billing from mobile marketing solutions. We did not receive any incentives from the publisher under our sales agency arrangement in 2017 and 2018 for our mobile marketing solutions. Rebates and discounts granted to our clients and recognized as reduction of revenue increased by US$21.5 million, or 95.9% from US$22.4 million in 2017 to US$43.9 million in 2018 for our mobile marketing solutions as gross billing from mobile marketing solutions increased and also as a result of our adoption of ASC 606.

Net revenues from our other marketing solutions decreased by US$4.2 million or 17.8% from US$23.8 million in 2017 to US$19.6 million in 2018 primarily as a result of our strategic focus on our mobile marketing solutions compared with other marketing solutions. US$7.7 million, or 10.1%, of gross billing from other marketing solutions was recognized as net revenues on a gross basis in 2017, compared to US$4.3 million, or 6.1%, in 2018. Rebates received from publishers and recognized as net revenues increased by US$1.2 million or 51.9% from US$2.1 million in 2017 to US$3.3 million in 2018 for our other marketing solutions as gross billing from other marketing solutions that were conducted on a cost-plus basis decreased. Incentives received from the publisher under our sales agency arrangement, which were recognized as net revenues increased by US$3.0 million, or 36.3% from US$8.3 million in 2017 to US$11.3 million in 2018 for our other marketing solutions due to promotions received from the publisher. Rebates granted to our clients and recognized as reduction of revenue increased by US$0.7 million, or 34.8% from US$1.9 million in 2017 to US$5.2 million in 2018 for our other marketing solutions as we benefited our clients after getting higher promotion rates from the publishers and also as a result of our adoption of ASC 606.

Cost of Revenues, Gross Profit and Gross Profit Margin

	Year Ended December 31,
	2017	2018
	(US$ in thousands, except %)
Cost of revenues	(95,733)	(120,897)
Gross profit	29,525	39,120
Gross profit margin	23.6%	24.4%

Our cost of revenues increased by US$25.2 million, or 26.3%, from US$95.7 million in 2017 to US$120.9 million in 2018, primarily as a result of an increase in media cost, which increased by US$27.2 million, or 30.6%, from US$89.0 million in 2017 to US$116.2 million in 2018 as a result of our sales growth during the year. 34.8% of our gross billing in 2018 was recognized as net revenues on a gross basis, compared to 42.8% in 2017. Cost of revenues for our mobile marketing solutions increased by US$29.1 million, or 32.0%, from US$90.9 million to US$120.0 million, while cost of revenues for our other marketing solutions decreased by US$3.9 million, or 80.5%, from US$4.8 million to US$0.9 million.

The increase in cost of revenues for our mobile marketing solutions was in line with the growth of gross billing from mobile marketing solutions. US$134.8 million, or 41.0%, of gross billing from mobile marketing solutions was recognized as net revenues on a gross basis in 2018, compared to US$98.5 million, or 57.2%, in 2017. No rebate or discount we granted was recognized as cost of revenues for our mobile marketing solutions in 2017 or 2018 as they were recorded as a reduction of revenue. Rebates received from website publishers recognized as deduction of cost of revenues increased by US$2.8 million, or 17.2% from US$16.3 million in 2017 to US$19.1 million in 2018 for our mobile marketing solutions as gross billing from mobile marketing solutions increased.

The decrease in cost of revenues from our other marketing solutions was in line with the decrease of gross billing from other marketing solutions as a result of our continued client base optimization. In addition, on January 1, 2018, we adopted ASC 606 “Revenue from Contracts with Customers” using the modified retrospective method. As a result of the adoption, rebates we granted to marketers and marketing agencies under our sales agency arrangement was recorded as reduction of revenue, as opposed to being included in cost of revenues as in 2017, which also contributed to the decrease in cost of revenues for other marketing solutions, as sales agency arrangement only applies to other marketing solutions in 2018.

As a result of the above, our gross profit increased from US$29.5 million in 2017 to US$39.1 million in 2018. Specifically, gross profit for our mobile marketing solutions increased by US$10.0 million, or 94.5%, from US$10.5 million in 2017 to US$20.5 million in 2018, partially offset by a decrease in our gross profit for our other marketing solutions of US$0.4 million, or 1.9% from US$19.0 million in 2017 to US$18.6 million in 2018. Our gross profit margin increased from 23.6% in 2017 to 24.4% in 2018 primarily due to our continued client base optimization to focus on profitability and liquidity and the effect of adoption of ASC 606 after January 1, 2018, pursuant to which rebates we granted to marketers and marketing agencies under our sales agency arrangement was recorded as reduction of revenue, as opposed to being included in cost of revenues as in 2017. Gross profit margin for our mobile marketing solutions increased from 10.4% in 2017 to 14.6% in 2018. Gross profit margin for our other marketing solutions increased from 79.7% in 2017 to 95.2% in 2018.

Due to competitive landscape and pricing pressure as mobile marketing solutions are relatively nascent compared to other marketing solutions, with companies competing for more market share as they enter into this market and as mobile apps publishers tend to have stronger bargaining power compared to other online publishers as a result of the growing popularity of mobile apps, mobile marketing solutions tend to command a lower gross profit margin compared to non-mobile marketing solutions. Furthermore, as we continue to focus on the growth of our mobile marketing solutions, we may, from time to time, prioritize on engaging with marketing agency clients, which may generate larger marketing spend per client compared to direct marketer clients. On the other hand, net revenues as a percentage of gross billing and gross profit margin tend to be lower for marketing agency clients, compared to direct marketer clients. Marketing agency clients represented 27.7% and 28.1% of our clients in 2017 and 2018, respectively. In addition, consistent with the general industry trends for online marketing on mobile channels and on non-mobile channels, a larger percentage of gross billing from our mobile marketing solutions was recognized as net revenues on a gross basis in 2018, which was 41.0%, compared to that for our other marketing solutions in the same period, which was 6.1%. As a result, gross profit margins for our mobile marketing solutions in 2017 and 2018 were significantly lower than those for our other marketing solutions for the same periods.

Operating Expenses

Our operating expenses increased by US$21.9 million, or 48.9%, during 2018 compared to 2017, primarily due to share based compensation expenses, which increased by US$14.3 million to US$19.3 million in the full year 2018 from US$5.0 million in the full year 2017. In addition, we incurred convertible notes issuance cost and professional fees in relation to acquisitions of US$2.2 million and US$1.7 million respectively. The operating expenses as a percentage of net revenues increased from 35.7% in 2017 to 41.6% in 2018.

•                  Sales and marketing expenses. Our sales and marketing expenses increased by US$6.2 million, or 23.7%, from US$25.9 million in 2017 to US$32.1 million in 2018. The increase was primarily due to an increase in share-based compensation expenses and staff cost. Sales and marketing expenses as a percentage of net revenues decreased from 20.7% in 2017 to 20.0% in 2018.

•                  General and administrative expenses. Our general and administrative expenses increased by US$10.8 million, or 83.0%, from US$13.0 million in 2017 to US$23.8 million in 2018, primarily due to increase in share-based compensation expenses, convertible notes issuance cost and professional fees in relation to acquisitions. General and administrative expenses as a percentage of net revenues increased from 10.4% in 2017 to 14.8% in 2018.

•                  Research and development expenses. Our research and development expenses increased by US$4.9 million, or 85.8%, from US$5.8 million in 2017 to US$10.7 million in 2018, primarily due to an increase in share-based compensation expenses for research and development personnel. As a result, research and development expenses as a percentage of our net revenues increased from 4.6% in 2017 to 6.7% in 2018.

Interest Income

Our interest income was nil and US$0.4 million in 2017 and 2018, respectively.

Interest Expense

Our interest expense was US$0.6 million and US$0.8 million in 2017 and 2018, respectively.

Other Gains, Net

Our other gains, net was US$1.8 million in 2017, compared to other gains, net of US$0.7 million in 2018. The change was primarily because of a net exchange loss by US$0.9 million in 2018, compared to US$1.8 million gain in 2017, mainly due to the depreciation of Renminbi against the US dollars.

Fair Value Loss on Convertible Notes

Our fair value loss on convertible notes was US$4.8 million in 2018 for the US$30.0 million convertible notes issued in September 2018, impacted by volatility of stock price and discount on conversion price.

Fair Value Loss on Derivative Liabilities

Our fair value loss on derivative liabilities was US$10.2 million in 2017, compared to nil amount in 2018, since the preferred shares were converted into ordinary shares after the closing of initial public offering in December 2017.

Income Tax Expense

We recorded an income tax expenses of US$0.5 million and US$0.7 million in 2017 and 2018 respectively.

Net Loss

As a result of the foregoing, our net loss increased by 32.5% from US$24.6 million in 2017 to US$32.6 million in 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues

Our net revenues increased by US$29.9 million, or 31.4%, from US$95.4 million in 2016 to US$125.3 million in in 2017, primarily as a result of an increase in our net revenues from our mobile marketing solutions and partially offset by a decrease in our net revenues from our other marketing solutions.

Net revenues from our mobile marketing solutions increased by US$43.6 million, or 75.6% from US$57.8 million in 2016 to US$101.4 million in 2017 as a result of our strategic focus shifting to capture more market demand in mobile marketing solutions, with an increase in gross billing from mobile marketing solutions and a larger percentage of our gross billing from mobile marketing solutions being recognized as net revenues on a gross basis in 2017 compared to 2016. US$54.2 million, or 48.2%, of gross billing from mobile marketing solutions was recognized as net revenues on a gross basis in 2016, compared to US$98.5 million, or 57.2%, in 2017. Rebates received from publishers and recognized as net revenues increased by US$5.1 million or 63.6% from US$7.9 million in 2016 to US$13.0 million in 2017 for our mobile marketing solutions as gross billing from mobile marketing solutions that was recognized on a net basis decreased. We did not receive any incentives from the publisher under our sales agency arrangement in 2016 and 2017 for our mobile marketing solutions. Rebates and discounts granted to our clients and recognized as deduction of revenues increased by US$11.7 million, or 110.1% from US$10.7 million in 2016 to US$22.4 million in 2017 for our mobile marketing solutions as gross billing from mobile marketing solutions increased.

Net revenues from our other marketing solutions decreased by US$13.8 million or 36.6% from US$37.6 million in 2016 to US$23.8 million in 2017 primarily as a result of our strategic shift away from other marketing solutions, with a decrease in gross billing from other marketing solutions and smaller percentage of our gross billing from other marketing solutions being recognized as net revenues on a gross basis. US$17.9 million, or 14.4%, of gross billing from other marketing solutions was recognized as net revenues on a gross basis in 2016, compared to US$7.7 million, or 10.1%, in 2017. Rebates received from publishers and recognized as net revenues decreased by US$5.2 million or 71.2% from US$7.3 million in 2016 to US$2.1 million in 2017 for our other marketing solutions as gross billing from other marketing solutions that were conducted on a cost-plus basis decreased. Incentives received from the publisher under our sales agency arrangement, which were recognized as net revenues increased by US$0.4 million, or 4.9% from US$7.9 million in 2016 to US$8.3 million in 2017 for our other marketing solutions due to promotions received from the publisher. Rebates granted to our clients and recognized as deduction of revenues decreased by US$5.6 million, or 74.7% from US$7.5 million in 2016 to US$1.9 million in 2017 for our other marketing solutions as gross billing from other marketing solutions decreased.

Cost of Revenues, Gross Profit and Gross Profit Margin

	Year Ended December 31,
	2016	2017
	(US$ in thousands, except %)
Cost of revenues	(61,048)	(95,733)
Gross profit	34,309	29,525
Gross profit margin	36.0%	23.6%

Our cost of revenues increased by US$34.7 million, or 56.8%, from US$61.0 million in 2016 to US$95.7 million in 2017, primarily as a result of an increase in media cost, which increased by US$35.1 million, or 65.1%, from US$53.9 million in 2016 to US$89.0 million in 2017 as a result of a larger percentage of gross billing being recognized as net revenues on a gross basis. 42.8% of our gross billing in 2017 was recognized as net revenues on a gross basis, compared to 30.4% in 2016. Cost of revenues for our mobile marketing solutions increased by US$42.7 million, or 88.6%, from US$48.2 million to US$90.9 million, while cost of revenues for our other marketing solutions decreased by US$8.0 million, or 62.5%, from US$12.8 million to US$4.8 million.

The increase in cost of revenues for our mobile marketing solutions was in line with the growth of gross billing from mobile marketing solutions and also due to an increased percentage of gross billing from mobile marketing solutions being recognized as net revenues on a gross basis. US$98.5 million, or 57.2%, of gross billing from mobile marketing solutions was recognized as net revenues on a gross basis in 2017, compared to US$54.2 million, or 48.2%, in 2016. No rebate or discount we granted was recognized as cost of revenues for our mobile marketing solutions in 2016 or 2017. Rebates received from website publishers recognized as deduction of cost of revenues increased by US$10.4 million, or 177.1% from US$5.9 million in 2016 to US$16.3 million in 2017 for our mobile marketing solutions as gross billing from mobile marketing solutions that was recognized as net revenues on a gross basis increased.

The decrease in cost of revenues from our other marketing solutions was in line with the decrease of gross billing from other marketing solutions and also due to a decreased percentage of gross billing from other marketing solutions being recognized as net revenues on a gross basis. US$7.7 million, or 10.1%, of gross billing from other marketing solutions was recognized as net revenues on a gross basis in 2017, compared to US$17.9 million or 14.4% in 2016. Rebates we granted and recognized as cost of revenues, which related to rebates we granted to marketers and marketing agencies under our sales agency arrangement decreased by US$0.4 million, or 12.9%, from US$2.6 million in 2016 to US$2.2 million in 2017 for other marketing solutions in line with the decrease of gross billing from our sales agency arrangement. Rebates received from website publishers recognized as deduction of cost of revenues decreased by US$118,000, or 93.2%, from US$162,000 in 2016 to US$44,000 in 2017 for our other marketing solutions as gross billing from other marketing solutions that was recognized on a gross basis decreased.

As a result of the above, our gross profit decreased from US$34.3 million in 2016 to US$29.5 million in 2017. Specifically, gross profit for our other marketing solutions decreased by US$5.8 million, or 23.3% from US$24.8 million in 2016 to US$19.0 million in 2017, partially offset by the increase in our gross profit for our mobile marketing solutions, which increased by US$1.0 million, or 10.2%, from US$9.5 million in 2016 to US$10.5 million in 2017. Our gross profit margin decreased from 36.0% in 2016 to 23.6% in 2017 primarily due to the expansion in our mobile marketing solutions. Gross profit margin for our mobile marketing solutions decreased from 16.5% in 2016 to 10.4% in 2017 as a result of competitive pressure and a larger percentage of gross billing for our mobile marketing solutions being recognized as net revenues on a gross basis in 2017 compared to 2016. Gross profit margin for our other marketing solutions increased from 65.9% in 2016 to 79.7% in 2017 as we continued to optimize the client base for other marketing solutions to focus on profitability and liquidity and as a result of a smaller percentage of gross billing for our other marketing solutions being recognized as net revenues on a gross basis in 2017 compared to 2016.

Due to competitive landscape and pricing pressure as mobile marketing solutions are relatively nascent compared to other marketing solutions, with companies competing for more market share as they enter into this market and as mobile apps publishers tend to have stronger bargaining power compared to other online publishers as a result of the growing popularity of mobile apps, mobile marketing solutions tend to command a lower gross profit margin compared to non-mobile marketing solutions. Furthermore, as we continue to focus on the growth of our mobile marketing solutions, we may, from time to time, prioritize on engaging with marketing agency clients, which may generate larger marketing spend per client compared to direct marketer clients. On the other hand, net revenues as a percentage of gross billing and gross profit margin tend to be lower for marketing agency clients, compared to direct marketer clients. Marketing agency clients represented 21.8% and 27.7% of our clients in 2016 and 2017, respectively. In addition, consistent with the general industry trends for online marketing on mobile channels and on non-mobile channels, a larger percentage of gross billing from our mobile marketing solutions was recognized as net revenues on a gross basis in 2017, which was 57.2%, compared to that for our other marketing solutions in the same period, which was 10.1%. As a result, gross profit margins for our mobile marketing solutions in 2016 and 2017 were significantly lower than those for our other marketing solutions for the same periods.

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

•                  Sales and marketing expenses. Our sales and marketing expenses decreased by US$2.4 million, or 8.2%, from US$28.3 million in 2016 to US$25.9 million in 2017. The decrease was primarily due to a decrease in staff costs as we continued to optimize the client base for other marketing solutions to focus on profitability and liquidity and as we continued to benefit from the synergies from the integration of complementary sales and marketing capabilities of OptAim, which had been completed by the end of June 30, 2017 and economies of scale. As a result, sales and marketing expenses as a percentage of net revenues also decreased from 29.6% in 2016 to 20.7% in 2017.

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

Other (Losses)/Gains, Net

Our other losses, net was US$1.1 million in 2016, compared to other gains, net of US$1.8 million in 2017. The change was primarily due to a decrease by US$2.9 million from US$1.1 million loss in 2016 to US$1.8 million gain in 2017 in net exchange gain mainly due to the depreciation of Renminbi against the US dollars.

Fair Value Gain/(Loss) on Derivative Liabilities

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

Income Tax Expense

We recorded an income tax expenses of US$0.2 million in 2016 and an income tax expense of US$0.5 million in 2017. Such change was resulted from fluctuations of composition of loss/profit before tax of our Hong Kong and PRC subsidiaries.

Net Loss

As a result of the foregoing, our net loss decreased by 9.9% from US$27.3 million in 2016 to US$24.6 million in 2017.

Impact of Recently Issued Accounting Standards

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires that a lessee should recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expenses for such lease generally on a straight-line basis over the lease term. The new leases standard also provides lessees with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component. If a lessee makes that accounting policy election, it is required to account for the non-lease components together with the associated lease component as a single lease component and to provide certain disclosures. Entities were initially required to adopt the new leases standard using a modified retrospective transition method. Under that transition method, an entity initially applies the new leases standard (subject to specific transition requirements and optional practical expedients) at the beginning of the earliest period presented in the financial statements. In July 2018, the FASB issued ASU 2018-11, which provides another transition method in addition to the existing transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption consistent with preparers’ requests. The amendments in this update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public entities. We will adopt this new guidance for the year ending December 31, 2019 and interim periods in the year ending December 31, 2019. Upon transition, we plan to apply the package of practical expedients permitted under Topic 842 transition guidance to the entire lease portfolio at January 1, 2019. As a result, we are not required to reassess (i) whether any expired or existing contracts are or contain leases, (ii) the classification of any expired or existing leases, and (iii) initial direct costs for any existing leases. As a result of the adoption of ASC 842, The Company estimated that approximately US$2.6 million would be recognized as total right-of-use assets and total lease liabilities, respectively in the consolidated balance sheet as of January 1, 2019. Other than disclosed, the Company does not expect the new standard to have a material impact on the consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13—Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which changes the accounting for recognizing impairments of financial assets. Under ASU 2016-13, credit losses for certain types of financial instruments will be estimated based on expected losses. The new guidance also modifies the impairment models for available-for-sale debt securities and for purchased financial assets with credit deterioration since their origination. The new guidance will be effective for our company starting in the first quarter of fiscal 2021. Early adoption is permitted starting in the first quarter of fiscal 2020. We are currently assessing the impact this guidance will have on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles — Goodwill and Other (Topic 350): simplifying the test for goodwill impairment”, the guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not the difference between the fair value and carrying amount of goodwill which was the step 2 test before. The ASU should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are currently evaluating the impact of adopting this standard on its consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting (Topic 718)(“ASU 2018-07”). ASU 2018-07 issued final guidance aligning the measurement and classification guidance for share-based payments to nonemployees with the guidance for share-based payments to employees, with certain exceptions. Under the guidance, the measurement of equity-classified nonemployee awards will be fixed at the grant date, which may lower their cost and reduce volatility in the income statement. The guidance is effective for public business entities (“PBEs”) in annual periods beginning after December 15, 2018, and interim periods within those years. Early adoption is permitted, but no earlier than an entity’s adoption date of ASC 606. We do not expect ASU 2018-07 to have a material impact to our consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”) which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. We do not expect ASU 2018-13 to have a material impact to our consolidated financial statements.

B.            Liquidity and Capital Resources

Cash Flows and Working Capital

As of December 31, 2018, we had US$39.8 million in cash and cash equivalents, short-term investments of US$17.4 million relating to investment deposit product, and borrowing capacity of US$9.4 million under our revolving credit facilities of a total principal amount of US$14.5 million. As of December 31, 2018, our cash and cash equivalents primarily consisted of cash on hand, cash held at bank, and time deposits placed with banks or other financial institutions, which have original maturities of three months or less. As of December 31, 2018, we had violated certain financial covenants with respect to our bank borrowings extended by a bank, however, we have obtained the necessary waiver letters such that the bank would not demand immediate repayment. We believe that our current cash and cash equivalents, short-term investments, together with the borrowing capacity under our revolving credit facilities and the term loan facility will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed our available financial resources, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating and financial covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2016	2017	2018
	(US$ in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(3,907)	(13,881)	(15,416)
Net cash provided by/(used in) investing activities	524	(25,165)	8,395
Net cash provided by financing activities	24,564	25,546	27,775
Effect on exchange rate changes on cash and cash equivalents and restricted cash	(62)	387	(327)
Net increase/(decrease) in cash and cash equivalents and restricted cash	21,181	(13,500)	20,754
Cash and cash equivalents and restricted cash at the beginning of year	11,395	32,514	19,401
Cash and cash equivalents and restricted cash at the end of year	32,514	19,401	39,828

Operating Activities

Net cash used in operating activities amounted to US$15.4 million in 2018, which was mainly attributable to a net loss of US$32.6 million and a net decrease in working capital of US$13.7 million, partially offset by non-cash items of US$30.9 million. The net decrease in working capital of US$13.7 million was primarily attributable to decrease in deferred revenue and accrued liabilities and other current liabilities of US$5.9 million and US$5.3 million respectively, and increase in accounts receivable and rebate receivables of US$25.5 million and US$2.7 million respectively, partially offset by decrease in prepaid media cost of US$18.5 million as a result of the change of payment terms with our media vendors and decrease in prepayment and other assets of US$4.4 million. The non-cash items of US$30.9 million were primarily attributable to share-based compensation of US$19.7 million, fair value losses on convertible notes of US$4.8 million, and amortization of intangible assets of US$4.2 million.

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

Investing Activities

Net cash provided by investing activities in 2018 was US$8.4 million, due to the maturity of time deposits of US$25.0 million, partially offset by increase in short-term investments of US$17.4 million, related to investment deposit product.

Net cash used in investing activities in 2017 was US$25.2 million, due to an increase in time deposits of US$25.0 million.

Net cash provided by investing activities in 2016 was US$0.5 million, due to a decrease in short-term investments of US$1.6 million, partially offset by purchase of property and equipment of US$1.0 million.

Financing Activities

Net cash provided by financing activities in 2018 was US$27.8 million, which was primarily attributable to net proceeds from issuance of convertible notes of US$27.8 million.

Net cash provided by financing activities in 2017 was US$25.5 million, which was primarily attributable to our net IPO proceed of US$28.4 million.

Net cash provided by financing activities in 2016 was US$24.6 million, which was primarily attributable to US$20.0 million of proceeds from issuance of series E convertible redeemable preferred shares and US$8.2 million of proceeds from bank borrowings, partially offset by repayment of bank borrowings of US$3.8 million.

Credit Facilities

In December 2015, we entered into a facility agreement for working capital loans with SPD Silicon Valley Bank, which was most recently amended in December 2018. Pursuant to the agreement as amended, we were granted a one-year revolving line of credit up to the lesser of (a) RMB70 million (US$10.2 million) and (b) a borrowing base equal to 70% of eligible accounts receivable (as defined in the agreement). The agreement as amended provides for customary representations, warranties, affirmative and negative covenants and events of default. The agreement as amended also includes a financial covenant that requires that we meet certain minimum monthly adjusted quick ratio and minimum quarterly EBITDA. We provided corporate guarantee and a maximum amount of RMB84 million (US$12.2 million) accounts receivable as pledge to secure our obligation to SPD Silicon Valley Bank. The interest rate of this facility is the benchmark interest rate determined by the People’s Bank of China for loans over one year granted by financial institutions plus 2.65% per annum. We are required to make monthly interest payments through December 2019, when the loan matures and the principal is due and payable. As of December 31, 2018, the total outstanding amount of the revolving loan was RMB50 million (US$7.3 million).

In December 2015, we entered into a facility agreement for working capital loans with SPD Silicon Valley Bank, which was most recently amended in December 2017. Pursuant to the agreement as amended, we were provided with a US$2 million term loan and a revolving line of credit up to the lesser of (a) US$3 million and (b) a borrowing base equal to 80% of eligible accounts receivable (as defined in the agreement). The agreement as amended provides for customary representations, warranties, affirmative and negative covenants and events of default. The agreement as amended also includes a financial covenant that requires that we meet certain minimum monthly adjusted quick ratio and minimum quarterly EBITDA. We provided corporate guarantee and debentures constituting a floating charge over all assets of certain of our subsidiaries to secure our obligation to SPD Silicon Valley Bank. The interest rate for the term loan facility is the benchmark interest rate determined by three-month LIBOR plus 7.00% per annum, and we are required to make equal monthly payments of principal plus accrued interest through January 2018. We will be charged a prepayment fee if we prepay the term loan before the maturity date. As of December 31, 2017, the total outstanding amount of the term loan was approximately US$0.3 million and no further amounts were available to be drawn under this facility. The interest rate of the revolving loan is the benchmark interest rate determined by three-month LIBOR plus 5.55% per annum, and we are required to make monthly interest payments through December 2018, when the loan matures and the principal is due and payable. We are allowed to voluntarily prepay the revolving loan without prepayment charges. We repaid the outstanding balance upon the maturity before December 31, 2018.

In September 2018, we entered into a facility agreement for working capital loans with SPD Silicon Valley Bank. Pursuant to the agreement as amended, we were granted a one-year revolving line of credit up to the lesser of (a) RMB30 million (US$4.4 million) and (b) a borrowing base equal to 70% of eligible accounts receivable (as defined in the agreement). The agreement as amended provides for customary representations, warranties, affirmative and negative covenants and events of default. The agreement as amended also includes a financial covenant that requires that we meet certain minimum monthly adjusted quick ratio and minimum quarterly EBITDA. We provided corporate guarantee and a maximum amount of RMB36 million (US$5.2 million) account receivables as pledge to secure our obligation to SPD Silicon Valley Bank. The interest rate of this facility is the benchmark interest rate determined by the People’s Bank of China for loans over one year granted by financial institutions plus 2.65% per annum. We are required to make monthly interest payments through September 2019, when the loan matures and the principal is due and payable. As of December 31, 2018, the total outstanding amount of the revolving loan was RMB15 million (US$2.2 million).

As of December 31, 2016, 2017 and 2018, certain financial covenants (minimum monthly adjusted quick ratio and minimum quarterly EBITDA as defined in the banking facilities agreements) as set out in these loan agreements have been breached. The relevant subsidiaries have obtained waiver letters for waiving the requirements to meet the financial covenants such that the bank would not demand immediate repayment.

Other than those shown in “—Credit Facilities”, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2018.

Capital Expenditures

We made capital expenditures of US$0.9 million, US$0.1 million and US$0.4 million in 2016, 2017 and 2018, respectively. In these periods, our capital expenditures were mainly used for the purchase of property and equipment and purchase of software. We will continue to make capital expenditures to support our business.

Holding Company Structure

iClick Interactive Asia Group Limited is a Cayman Islands exempted limited liability company, used as a holding company with no material operations of its own. We conduct our operations primarily through our wholly-owned subsidiaries, our consolidated VIE and its subsidiary in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly-owned PRC subsidiaries and consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We currently plan to reinvest all earnings from our PRC subsidiaries to their business developments and do not plan to request dividend distributions from them.

C.            Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview— Research and Development” and
“—Intellectual Property”

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2018 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial conditions.

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

F.              Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2018:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US$ in thousands)
Operating lease obligations	3,420	1,763	1,657	—	—
Debt obligation, including interest	10,052	10,052	—	—	—
Total	13,472	11,815	1,657	—	—

Our operating lease obligations relate to our leases of office premises. We lease our office premises under a non-cancelable operating lease arrangement. Rental expenses under operating leases for 2017 and 2018 were US$1.9 million and US$2.7 million, respectively.

G.            Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

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

Directors and Executive Officers	Age	Position/Title
Wing Hong Sammy Hsieh	46	Chairman of the Board, Chief Executive Officer, and Co-Founder
Jian Tang	42	Director, Chief Operating Officer, Chief Technology Officer, and Co-Founder
Yau Ping Ricky Ng	38	Director and Co-Founder
Scott Moore	57	Director
Dylan Huang	44	Director
Honnus Cheung	48	Director
James Kim	56	Director
Terence Li	42	Chief Financial Officer
Yan Lee	36	Chief Product Officer

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

Mr. James Kim has served as our Director since June 2018. Mr. Kim is currently the Chairman and CEO of American Chamber of Commerce in Korea since July 2017, the largest foreign chamber with more than 700 member companies with diverse interests and substantial participation in the Korean economy. Previously, Mr. Kim served as the Chairman and CEO of GM Korea. Prior to that, Mr. Kim served as the Country Manager and CEO of Microsoft Korea from 2009 to 2015. Prior to joining Microsoft, Mr. Kim served as Regional Vice President and CEO of Korean Operations at Yahoo from 2005 to 2009. Mr. Kim received an MBA from Harvard Business School and a BA in Economics from UCLA.

Mr. Terence Li has served as our Chief Financial Officer since January 1, 2019 and has served as our head of finance since 2018. Mr. Li has approximately 15 years of experience in financial management, investment, and business operations. Prior to joining us, Mr. Li served in management roles and advisory capacities at several start-ups, in addition to financial management and fundraising roles. Mr. Li was a Vice President with our Series A investor, Sumitomo Corporation Equity Asia, and served on our board of directors between 2009 and 2013. Mr. Li also worked at PricewaterhouseCoopers, specializing in M&A due diligence and cross border tax and deal structuring projects. Mr. Li received his bachelor’s degree in accounting from the HK Polytechnic University and an MBA with Distinction and Dean’s List honors from Oxford University’s Saïd Business School. Mr. Li is a Fellow Member of ACCA, a Member of HKICPA, and a Chartered Financial Analyst.

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

Non-Competition and Non-Solicitation

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for six months following the last date of employment, unless otherwise agreed. Specifically, during such term each executive officer has agreed not to (i) directly or indirectly engage or involve in any business which is in competition with us; (ii) directly or indirectly canvass or solicit from our clients any goods or services similar to ours; and (iii) entice, endeavor to entice, persuade or procure away any of our employees.

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

B.            Compensation of Directors and Executive Officers

For the year ended December 31, 2018 we paid an aggregate of approximately US$1.0 million in cash to our executive officers, and we paid an aggregate of approximately US$0.2 million to our non-executive directors.  Subject to the requirements under the applicable laws, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and variable interest entity are required by law to make contributions based on the insurance scales set forth by the local government for employees’ pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our Hong Kong subsidiaries are required by the Hong Kong Mandatory Provident Fund Schemes Ordinance to make monthly contributions to the mandatory provident fund scheme in an amount equal to at least 5% of an employee’s salary.

Share Incentive Plans

2018 Plan

Under the 2018 Plan, the maximum number of ordinary shares that may be issued to the beneficiaries is 2,398,137, which have been issued to Arda as trustee to the beneficiaries of the 2018 Plan. As of March 31, 2019, options to purchase 853,056 ordinary shares are outstanding, including unvested options to purchase 58,385 ordinary shares, and vested and unexercised options to purchase 794,671 ordinary shares.

The following paragraphs describe the principal terms of the 2018 Plan.

Type of Awards. The 2018 Plan permits the award of options to purchase our ordinary shares.

Trustee. Mr. Wing Hong Sammy Hsieh through Arda upon trust serves as the trustee to the beneficiaries of the 2018 Plan. Upon a grantee’s exercise of any options awarded under the 2010 Plan, the trustee shall hold the resulting ordinary shares until a public offering of our ordinary shares on a stock exchange or if our board of directors decides to transfer the ordinary shares to the grantee, and until either of such transfer events, the trustee shall pay cash or other dividend payments on these ordinary shares to the grantee. The trustee shall only deal with the trust properties in such manner as our board of directors from time to time directs in writing.

Award Agreement. Any award granted under the 2018 Plan is evidenced by an award agreement that sets forth terms, conditions and limitations on such award, which may include the number of options awarded, the exercise price, the vesting schedule, the provisions applicable in the event of the grantee’s employment or service terminates, among others. We may amend or delete the terms of any award from time to time, provided that no such amendment shall impair the rights and benefits of any participant without his or her consent.

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

Exercise of Options. Vested options will become exercisable during the first five business days of January, April, July and October until the termination date of the 2018 Plan, subject to other terms and conditions provided in the relevant award agreements. Once all the preconditions are met, a participant may exercise options in whole or in part by giving written notice of exercise to us specifying information such as the number of shares to be purchased.

Transfer Restrictions. The participant will not be permitted to transfer, assign, dispose of, or create or purport to create any encumbrances over any option. In principle, all options shall be exercisable only by the participants. Any such transfer, assignment, disposal or encumbrance or purported encumbrance shall result in the automatic cancellation of the option.

Termination and amendment of the 2018 Plan. Our board of directors may amend or discontinue the 2018 Plan, provided that such amendment or termination shall not impair the rights of a participant under any award without such participant’s consent.

The following table summarizes, as of March 31, 2019, the outstanding options granted under the 2018 Plan to our directors, executive officers and other grantees.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Yau Ping Ricky Ng	*	4.800	June 21, 2013	April 1, 2023
Jian Tang	*	0.2687 — 4.0304	August 1, 2015	August 1, 2025
Yan Lee	*	8.1290 — 8.1300	January 1, 2015 to January 1, 2017	January 1, 2025 to January 1, 2027
Other grantees	632,005	0.0100 — 20.0000	April 1, 2011 to July 1, 2017	April 1, 2020 to April 1, 2027

*                 Less than 1% of our total outstanding ordinary shares.

2017 and 2018 Performance-Based Incentive Shares

In December 2016, our board of directors and shareholders authorized the issuance of 1,068,114 ordinary shares to Jian Tang and certain other employees in China upon the fulfillment of certain performance conditions in 2017, and the issuance of 801,086 ordinary shares to Jian Tang and certain other employees in China upon the fulfillment of certain performance conditions in 2018. Since the performance conditions were not fulfilled in 2017 and 2018, the 1,068,114 and 801,086 ordinary shares were not issued to Jian Tang and certain other employees.

Post-IPO Plan

Under our Post-IPO Plan, previously named as 2017 Share Incentive Plan, which became effective in December 2017, directors and consultants and promote the success of our business. On September 22, 2018, our board of directors approved an increase of 1,500,000 Class A ordinary shares to the award pool under the Post-IPO Plan. As a result, the maximum number of ordinary shares which may be issued pursuant to all awards under the Post-IPO Plan shall initially be 2,500,000 Class A ordinary shares, plus an annual increase on the first day of each of our fiscal year during the term of the Post-IPO Plan commencing with the fiscal year beginning January 1, 2018, by an amount equal to the least of (i) 0.5% of the total number of Class A ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 150,000 Class A ordinary shares or (iii) such number of Class A ordinary shares as may be determined by our board of directors. All of such shares will be Class A ordinary shares. As of the date hereof, the award pool under the Post-IPO Plan is 2,722,024 Class A ordinary shares. As of March 31, 2019, 501,432 Class A ordinary shares are outstanding under our Post-IPO Plan, representing the shares underlying the unvested 501,432 restricted Class A ordinary shares units.

The following paragraphs describe the principal terms of the Post-IPO Plan.

Types of Awards. The Post-IPO Plan permits the awards of options, restricted shares and restricted share units.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors will administer the Post-IPO Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the Post-IPO Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

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

Termination and amendment of the Post-IPO Plan. Unless terminated earlier, the Post-IPO Plan has a term often years. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law. Shareholder approval is required for any amendment to the Post-IPO Plan that (i) increases the number of shares available under the Post-IPO Plan, or (ii) permits the plan administrator to extend the term of the Post-IPO Plan or the exercise period for an option beyond ten years from the date of grant.

C.            Board Practices

Our board of directors consists of seven directors, including executive directors and non-executive directors. Pursuant to our ninth amended and restated memorandum and articles of association, the size of our board of directors shall be limited to nine. Please refer to “Item 3. Key Information—D. Risk Factors — Risks Related to Our American Depositary Shares — As a company incorporated in the Cayman Islands, we will adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ corporate governance requirements.” The powers and duties of our directors include convening general meetings and reporting our board’s work at our shareholders’ meetings, declaring dividends and distributions, determining our business and investment plans, appointing officers and determining the term of office of the officers, preparing our annual financial budgets and financial reports, formulating proposals for the increase or reduction of our authorized capital as well as exercising other powers, functions and duties as conferred by our articles of association. Our directors may exercise all the powers of our company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Committees of the Board of Directors

We are a foreign private issuer (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs are listed on the NASDAQ Global Market. Under Section 5615 of the NASDAQ Stock Market Rules, NASDAQ-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by NASDAQ with limited exceptions. Please refer to “Item 3. Key Information — D. Risk Factors—Risks Related to Our American Depositary Shares — As a company incorporated in the Cayman Islands, we will adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ corporate governance requirements.” We have established an audit committee, a compensation committee, and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

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

Pursuant to our ninth amended and restated memorandum and articles of association, any removal or appointment of chairman of the board is subject to shareholder approval by ordinary resolution.

D.            Employees

Employees

As of December 31, 2016, 2017 and 2018 we had a total of 554, 448 and 508 employees, respectively. The table below provides a breakdown of our employees by function as of December 31, 2018:

	Number of employees	% of Total
Product, technology and data engineering	75	14.8
Sales, business development and account management	360	70.8
General and administrative	73	14.4
Total	508	100.0

As of December 31, 2018, we had a total of 508 employees, increasing by 13.4% from 448 as of the end of December 31, 2017. The increase primarily resulted from the increase in headcount for sales, business development and account management function, and product, technology and data engineering function as we continuously expanding our mobile marketing solutions business.

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

E.             Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2019 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our total outstanding shares.

As of March 31, 2019, there were 30,376,301 ordinary shares outstanding, par value $0.001 per share, being the sum of 25,555,693 Class A ordinary shares and 4,820,608 Class B ordinary shares. The calculations in the table below are based on 28,495,470 ordinary shares outstanding as of March 31, 2019, comprising (i) 23,674,862 Class A ordinary shares, excluding (x) the 1,557,578 Class A ordinary shares held by Arda Holdings Limited underlying the options granted but not yet exercised (whether or not they are vested) and the options reserved for issuance under our 2018 Plan, and (y) the 323,253 Class A ordinary shares held by JPMorgan Chase Bank N.A., our depositary, underlying the unvested restricted Class A ordinary shares units under our Post-IPO Plan, and (ii) 4,820,608 Class B ordinary shares outstanding.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares		Aggregate Voting Power
	Number	Number	Number	% †	% † †
Directors and Executive Officers:
Wing Hong Sammy Hsieh(1)	—	2,500,580	2,500,580	8.8	41.6
Jian Tang(2)	42,143	2,320,028	2,362,171	8.3	38.7
Yau Ping Ricky Ng(3)	954,653	—	954,653	3.3	0.8
Scott Moore	(i)	—	(i)	(i)	(i)
Dylan Huang	(i)	—	(i)	(i)	(i)
Honnus Cheung	(i)	—	(i)	(i)	(i)
Terence Li	(i)	—	(i)	(i)	(i)
Yan Lee	378,276	—	378,276	1.3	0.3
All directors and Executive Officers as a Group	1,400,884	4,820,608	6,221,492	21.7	81.4

Principal Shareholders:
Bertelsmann Asia Investments AG and its affiliate(4)	3,281,417	—	3,281,417	11.5	2.7
Blue Focus International Limited(5)	3,235,338	—	3,235,338	11.4	2.7
Sumitomo Corporation Equity Asia Limited(6)	2,881,030	—	2,881,030	10.1	2.4
Wing Hong Sammy Hsieh(1)	—	2,500,580	2,500,580	8.8	41.6
Czerny Holdings Limited and Cervetto Holdings Limited(7)	2,486,302	—	2,486,302	8.7	2.1
Igomax Inc.(8)	14,583	2,320,028	2,334,611	8.2	38.6
Maestro Investment Holdings Limited and its shareholder(9)	2,614,207	—	2,614,207	9.2	2.2
O & K Investment Limited(10)	1,532,955	—	1,532,955	5.4	1.3
LIM Advisors Limited(11)	4,591,869	—	4,591,869	14.1	6.0

(i)             Less than 1% of our total outstanding shares.

†                  For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of March 31, 2019, by the sum of (1) 28,495,470, which is the total number of ordinary shares outstanding as of March 31, 2019; and (2) the number of ordinary shares that such person or group has the right to acquire within 60 days of March 31, 2019.

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

(1)              Represents 2,500,580 Class B ordinary shares held by Wing Hong Sammy Hsieh.

(2)              Represents (a) 2,320,028 Class B ordinary shares held by Igomax Inc., a British Virgin Islands company wholly owned by Jian Tang, (b) 27,560 Class A ordinary shares that are issuable upon exercise of options held in trust by Mr. Tang on behalf of certain consultants of OptAim, and (c) 14,583 Class A ordinary shares that Igomax Inc. has the right to obtain upon conversion of certain restricted share units it holds.

(3)              Represents (a) 440,653 Class A ordinary shares held by Yau Ping Ricky Ng, (b) 74,000 Class A ordinary shares that are issuable upon exercise of options held by Mr. Ng, and (c) 440,000 Class A ordinary shares held by Victory Will Limited. Victory Will Limited is a British Virgin Islands company wholly owned by Yau Ping Ricky Ng.

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

(7)              Represents (a) 887,116 Class A ordinary shares held by Czerny Holdings Limited and (b) 1,599,186 Class A ordinary shares held by Cervetto Holdings Limited. Czerny Holdings Limited and Cervetto Holdings Limited are incorporated in the British Virgin Islands. Czerny Holdings Limited is wholly owned by SSG Capital Partners I GPGP, Ltd and Cervetto Holdings Limited is wholly owned by SSG Capital Partners II GPGP, Ltd. Mr. Wong Ching Him, Mr. Shyam Maheshwari and Mr. Andreas Vourloumis together hold all voting power over SSG Capital Holdings Limited, which is the sole shareholder of SSG Capital Partners I GPGP, Ltd and SSG Capital Partners II GPGP, Ltd. The registered office address of Czerny Holdings Limited and Cervetto Holdings Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.

(8)              Represents 2,320,028 Class B ordinary shares held by Igomax Inc, a British Virgin Islands company wholly owned by Jian Tang, and (b) 14,583 Class A ordinary shares that Igomax Inc. has the right to obtain upon conversion of certain restricted share units it holds.

(9)              Represents (a) 2,011,997 Class A ordinary shares held by Maestro Investment Holdings Limited, a company incorporated in British Virgin Islands and (b) 602,210 Class A ordinary shares held by Mr. Jiping Liu, who is the sole shareholder of Maestro Investment Holdings Limited.

(10)       Represents 1,532,955 Class A ordinary shares held by O & K Investment Limited, a company incorporated in Hong Kong. Sunee Chiraseivinupraphand is the sole shareholder of O & K Investment Limited. Sunee Chiraseivinupraphand is spouse of Wing Hong Sammy Hsieh.

(11)       Represents the maximum number of 4,591,869 Class A ordinary shares that LIM Advisors Limited has the right to acquire upon the conversion of certain mandatory convertible notes due 2023, as a holder of convertible notes, as reported in the Schedule 13G filed on October 19, 2018. LIM Advisors Limited is a company incorporated in Hong Kong and its business address is 19/F Ruttonjee House, 11 Duddell Street, Central.

To our knowledge, as of March 31, 2019, 11,301,074, or 39.7% of our ordinary shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Employment Agreements and Indemnification Agreements with Executive Officers.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share Incentive Plans.”

Other Transactions with Related Parties

On June 4, 2018, we entered into a service agreement with Aladdin Fintect Company Limited, whose founder is Mr. Yau Ping Ricky Ng, our director, in which we agreed to provide platform development, license and maintenance services to Aladdin Fintect Company Limited with a consideration of US$0.5 million.

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8.                                                FINANCIAL INFORMATION

A.            Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

Other than as disclosed in this annual report, we are not presently a party to any legal or administrative proceedings or claims that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. Regardless of the outcome, litigation or any other legal or administrative proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

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

We are an exempted limited liability company, used as a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries, VIE and its subsidiary for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Dividend Distribution.”

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

Not Applicable.

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

ITEM 10.                                         ADDITIONAL INFORMATION

A.            Share Capital

Not Applicable.

B.            Memorandum and Articles of Association

In December 2018, the shareholders of our company approved a special resolution to delete certain provisions of our articles of association which can be more efficiently dealt with through our website and with public filings, and to adopt the ninth amended and restated memorandum an articles of association reflecting such changes. The following are summaries of material provisions of our ninth amended and restated memorandum and articles of association, as well as the Companies Law (2018 Revision) insofar as they relate to the material terms of our ordinary shares.

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

C.            Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company”, “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” in and “Item 10. Additional Information—C. Material Contracts” or elsewhere in this annual report.

D.            Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange” and “—Regulations on Dividend Distribution.”

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

The ADSs will be listed on the NASDAQ Global Market, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2018 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and our market capitalization, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future, as discussed under “Passive Foreign Investment Company Rules.” Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

Passive Foreign Investment Company Rules

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

ITEM 11.                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 2.0%, 1.6% and 3.7% in 2016, 2017 and 2018, respectively.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. The depreciation of Renminbi against the U.S. dollar was approximately 6.7% in 2016, while the Renminbi appreciated 6.7% against the U.S. dollar in 2017. In 2018, the Renminbi has, again, depreciated 5.4% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. In addition, the People’s Bank of China may, from time to time, release policies and measures concerning the foreign exchange market to limit fluctuations in Renminbi exchange rates and for other policy considerations.

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

As of December 31, 2018, we had Renminbi-denominated cash and cash equivalents, accounts receivable, prepaid cost and deferred revenue of RMB61.3 million, RMB409.5 million, RMB131.6 million and RMB172.1 million, respectively. We estimate that a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2018 would result in a change of our holding U.S. dollar equivalents of US$(0.8) million, US$(5.4) million, US$(1.7) million and US$2.3 million for cash and cash equivalents, accounts receivable, prepaid cost and deferred revenue, respectively.

In addition, we estimate that a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2016 would result in a decrease of US$6.7 million and US$5.3 million in our net revenues and cost of revenues in 2016, respectively, a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2017 would result in a decrease of US$10.4 million and US$9.4 million in our net revenues and cost of revenues in 2017, respectively, and a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2018 would result in a decrease of US$14.1 million and US$11.6 million in our net revenues and cost of revenues in 2018.

Certain of our operating activities are transacted in HK dollars. We consider the foreign exchange risk in relation to transactions denominated in HK dollars with respect to U.S. dollars is not significant as HK dollar is pegged to U.S. dollar.

Interest Rate Risk

Our main interest rate exposure relates to bank borrowings. We also have interest-bearing assets, including cash and cash equivalents, short-term investments and restricted cash. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. All of the aggregate principal outstanding amount of our bank borrowings as of December 31, 2018 was at floating rates.

As of December 31, 2018, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, our net loss would have been US$94,395 higher/lower, respectively. These were mainly as a result of higher/lower interest expense for our bank borrowings at floating rates.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary. For the year ended December 31, 2018, we received US$0.8 million reimbursement, after deduction of applicable U.S. taxes, from the depositary.

PART II

ITEM 13.                                         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                                         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A-D. Material Modifications to the Rights of Security Holders

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

For the period from December 21, 2017, the date that the Form F-1 was declared effective by the SEC, to December 31, 2018, we had used the net proceeds from our initial public offering as follows:

•                  approximately US$5 million of the net proceeds for research and development and expansion of our suite of solutions and service offerings; and

•                  approximately US$5 million of the net proceeds for sales and marketing.

We intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statement on Form F-1, for (i) research and development and expansion of our suite of solutions and service offerings, and (ii) funding our working capital and other general corporate purposes.

ITEM 15.                                         CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2018. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP. Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2018, our internal control over financial reporting was not effective. We and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. These two material weaknesses identified relate to (1) the lack of sufficient accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements, and (2) the lack of a comprehensive accounting policies and procedures manual to facilitate preparation of U.S. GAAP financial statements, which inhibits our subsidiaries’ ability to prepare consolidation from local books based on PRC GAAP and Hong Kong Financial Reporting Standards to their U.S. GAAP basis information for group financial reporting and imposes a risk that adjustments to U.S. GAAP are not identified in a timely manner. To remediate these two weaknesses, we have adopted a few measures to improve our internal control over financial reporting. In particular, we are in the process of hiring additional accounting staff with an appropriate understanding of U.S. GAAP and SEC reporting requirements. We are also in the progress of establishing a comprehensive accounting policies and procedures manual for accounting and operation staff and providing trainings in relation to these policies and procedures.

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

Changes in Internal Control over Financial Reporting

Other than the above, there have not been any changes in our internal control over financial reporting in the year ended December 31, 2018, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B.                                CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in December 2018. We have posted a copy of our code of business conduct and ethics on our website at http://ir.i-click.com.

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

	2017	2018
	(US$)
	(in thousands)
Audit fees(1)	1,476	1,050
Tax fees(2)	13	14
Audit related fees(3)	—	260

(1)         “Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements, including audit fees relating to our initial public offering in 2017.

(2)         “Tax fees” include fees billed for tax compliance and tax consultations.

(3)         “Audit-related fees” represent the aggregate fees billed in each of the fiscal years listed for the assurance and related services rendered by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit fees.”

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

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 28, 2018, we announced a share repurchase program in which we may purchase our own ADSs with an aggregate value of up to US$10 million over the next 12-month period, ending November 27, 2019. On March 27, 2019, we entered into a trading plan with an authorized brokerage firm in the U.S. for the purpose of repurchasing our issued and outstanding ADSs in accordance with Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended, and has been established pursuant to, and as part of, the US$10 million share buyback program that was previously authorized by our board of directors on November 28, 2018.

We expect to fund the repurchase from existing cash balance, including cash generated from its operations. We expect to effect the proposed share repurchase on the open market at prevailing market prices, in negotiated transactions off the market, and/or in other legally permissible means from time to time as market conditions warrant in compliance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, at times and in such amounts as we deem appropriate. The share repurchase program does not obligate us to acquire any particular number of ADSs and may be suspended, terminated or extended at any time at our discretion without prior notice.

The total remaining share repurchase authorization at December 31, 2018 was US$9.96 million.

Period	(a)Total Number of ADSs Purchased	(b)Average Price Paid per ADS (US$)	(c)Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	(d)Approximate Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs (in US$ million)
December 1 to December 31, 2018	10,000	3.7175	10,000	9.96
Total	10,000	3.7175	10,000	9.96

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

ITEM 16G.                               CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NASDAQ Global Market, we are subject to the NASDAQ corporate governance requirements. However, NASDAQ Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ corporate governance requirements. We follow our home country practices and rely on certain exemptions provided by the Nasdaq Stock Market Rules to a foreign private issuer, including exemptions from the requirements to have:

•                  shareholder approval for certain events, including the establishment or amendment of certain equity based compensation plans and arrangements and certain transactions involving issuances of a 20% or more interest in our company;

•                  majority of independent directors on our board of directors;

•                  only independent directors being involved in the selection of director nominees and determination of executive officer compensation; and

•                  regularly scheduled executive sessions of independent directors.

As a result of our reliance on the corporate governance exemptions available to foreign private issuers, you will not have the same protection afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements. See “Item 3. Key Information — D. Risk Factors —Risks Related to Our American Depositary Shares—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

ITEM 16H.                               MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.                                         FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.                                         FINANCIAL STATEMENTS

See pages beginning on page F-1 in this annual report.

ITEM 19.                                         EXHIBITS

Exhibit Number	Description of Document
1.1*	Ninth Amended and Restated Memorandum and Articles of Association, as currently in effect

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

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

4.6	2018 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form S-8 (file No. 333-225568) filed with the Securities and Exchange Commission on June 12, 2018)

4.7

Form of Indemnification Agreement with Executive Officers and Directors (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

4.8

Form of Employment Agreement and One Way Non-disclosure Agreement with Executive Officers (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

4.9

Post-IPO Share Incentive Plan, as amended and restated on September 22, 2018 (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form S-8 (file No. 333-227747) filed with the Securities and Exchange Commission on October 9, 2018)

4.10*	English Translation of 2019 Tencent Advertising Services Agreement for Performance Business

4.11*	English Translation of 2019 Tencent Advertising Services Agreement for Branding Business

4.12*	Convertible Note Purchase Agreement with LIM Asia Multi-Strategy Fund Inc. dated September 10, 2018

4.13*	Amendment No. 1 to the Mandatory Convertible Note Due 2023 dated December 18, 2018

8.1*	Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Traver Thorp Alberga

15.2*	Consent of Jingtian & Gongcheng

15.3*	Consent of PricewaterhouseCoopers

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: April 25, 2019

iCLICK INTERACTIVE ASIA GROUP LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of iClick Interactive Asia Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of iClick Interactive Asia Group Limited and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive loss, changes in shareholders’ (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for revenue from contracts with customers, and the manner in which it accounts for restricted cash in 2018.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

April 25, 2019

We have served as the Company’s auditor since 2016.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2018

(US$’000, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2017	2018

Assets
Current assets
Cash and cash equivalents	5	19,401	39,828
Time deposit	5	25,000	—
Short-term investments	2(j)	—	17,427
Accounts receivable, net of allowance for doubtful receivables of US$1,478 and US$1,507 as of December 31, 2017 and 2018, respectively	7	40,798	65,627
Rebates receivable		1,334	4,067
Prepaid media costs		37,784	19,107
Other current assets	8	3,107	3,242
Income tax receivable		3	—
Total current assets		127,427	149,298

Non-current assets
Deferred tax assets	22	850	1,153
Property and equipment, net	9	1,165	329
Long-term investment	6	—	503
Intangible assets, net	10	10,600	7,247
Goodwill	11	48,496	48,496
Other assets	8	284	232
Total non-current assets		61,395	57,960

Total assets		188,822	207,258

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2017 AND 2018

(US$’000, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2017	2018

Liabilities and equity
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entity (“VIE”) and its subsidiaries without recourse to the Company of US$29 and US$45 as of December 31, 2017 and 2018, respectively)		3,904	6,557
Deferred revenue (including deferred revenue of the consolidated VIE and its subsidiaries without recourse to the Company of US$5,986 and US$1,300 as of December 31, 2017 and 2018, respectively)	12	33,037	27,191
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$804 and US$1,776 as of December 31, 2017 and 2018, respectively)	13	16,129	16,348
Bank borrowings	14	10,486	9,439
Convertible notes at fair value	15	—	34,837
Income tax payable		2,123	2,779
Total current liabilities		65,679	97,151

Non-current liabilities
Other liabilities	13	—	673
Deferred tax liabilities	22	3,159	2,794
Total non-current liabilities		3,159	3,467

Total liabilities		68,838	100,618

Commitments and contingencies	26

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2017 AND 2018

(US$’000, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2017	2018

Equity
Ordinary shares — Class A (US$0.001 par value; 80,000,000 shares authorized as of December 31, 2017 and 2018, respectively; 21,238,825 and 23,166,092 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	18	21	23
Ordinary shares — Class B (US$0.001 par value; 20,000,000 shares authorized as of December 31, 2017 and 2018, respectively; 4,820,608 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	18	5	5
Treasury shares (2,123,382 and 1,363,860 shares as of December 31, 2017 and 2018, respectively)	18	(2,093)	(576)
Additional paid-in capital		274,294	293,072
Statutory reserves		81	81
Accumulated other comprehensive losses		(3,320)	(5,867)
Accumulated deficit		(149,004)	(181,413)

Total iClick Interactive Asia Group Limited shareholders’ equity		119,984	105,325
Non-controlling interest		—	1,315
Total equity		119,984	106,640

Total liabilities and equity		188,822	207,258

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(US$’000, except share data and per share data, or otherwise noted)

		For the years ended December 31,
	Note	2016	2017	2018

Net revenues		95,357	125,258	160,017
Cost of revenues		(61,048)	(95,733)	(120,897)
Gross profit		34,309	29,525	39,120
Operating expenses
Research and development expenses		(8,584)	(5,778)	(10,737)
Sales and marketing expenses		(28,266)	(25,935)	(32,080)
General and administrative expenses		(26,767)	(12,983)	(23,757)
Total operating expenses		(63,617)	(44,696)	(66,574)
Operating loss		(29,308)	(15,171)	(27,454)
Interest income		—	—	421
Interest expense		(713)	(551)	(773)
Other (losses)/gains, net	21	(1,082)	1,841	687
Fair value gains/(losses) on derivative liabilities	16	3,995	(10,190)	—
Fair value losses on convertible notes	15	—	—	(4,837)
Loss before income tax expense		(27,108)	(24,071)	(31,956)
Income tax expense	22	(222)	(548)	(655)
Net loss		(27,330)	(24,619)	(32,611)
Net loss attributable to non-controlling interest		—	—	202
Net loss attributable to iClick Interactive Asia Group Limited		(27,330)	(24,619)	(32,409)
Accretion to convertible redeemable preferred shares redemption value		(773)	(1,662)	—
Accretion to redeemable ordinary shares redemption value		(1,556)	(3,650)	—
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders		(29,659)	(29,931)	(32,409)

Net loss		(27,330)	(24,619)	(32,611)
Other comprehensive loss:
Foreign currency translation adjustment, net of US$nil tax		(139)	(79)	(2,547)
Comprehensive loss		(27,469)	(24,698)	(35,158)
Comprehensive loss attributable to non-controlling interest		—	—	202
Comprehensive loss attributable to iClick Interactive Asia Group Limited		(27,469)	(24,698)	(34,956)
Net loss per share attributable to iClick Interactive Asia Group Limited
- Basic	23	(2.26)	(2.15)	(1.23)
- Diluted	23	(2.26)	(2.15)	(1.23)
Weighted average number of ordinary shares used in per share calculation:
- Basic	23	13,151,063	13,931,503	26,452,409
- Diluted	23	13,151,063	13,931,503	26,452,409

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(US$’000, except share data and per share data, or otherwise noted)

	Ordinary shares		Treasury shares					Accumulated other	Total
	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Statutory reserves	comprehensive losses	shareholders’ deficit

Balance as of December 31, 2015	13,104,300	13	2,654,188	(9,783)	53,917	(97,055)	81	(3,102)	(55,929)
Reissuance of treasury shares as share-based compensation	436,773	1	(436,773)	6,328	(6,329)	—	—	—	—
Reissuance of treasury shares upon exercise of employee share options	68,135	—	(68,135)	987	(816)	—	—	—	171
Share-based compensation expense	—	—	—	—	21,244	—	—	—	21,244
Preferred shares accretion	—	—	—	—	(773)	—	—	—	(773)
Redeemable ordinary shares accretion	—	—	—	—	(1,556)	—	—	—	(1,556)
Net loss for the year	—	—	—	—	—	(27,330)	—	—	(27,330)
Foreign currency translation	—	—	—	—	—	—	—	(139)	(139)
Balance as of December 31, 2016	13,609,208	14	2,149,280	(2,468)	65,687	(124,385)	81	(3,241)	(64,312)

The accompanying notes are an integral part of these consolidated financial statement.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(US$’000, except share data and per share data, or otherwise noted)

	Ordinary shares		Treasury shares					Accumulated other	Total
	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Statutory reserves	comprehensive losses	shareholders’ (deficit)/equity

Balance as of December 31, 2016	13,609,208	14	2,149,280	(2,468)	65,687	(124,385)	81	(3,241)	(64,312)
Reissuance of treasury shares upon exercise of employee share options	25,898	—	(25,898)	375	(315)	—	—	—	60
Share-based compensation expense	—	—	—	—	5,072	—	—	—	5,072
Preferred shares accretion	—	—	—	—	(1,662)	—	—	—	(1,662)
Redeemable ordinary shares accretion	—	—	—	—	(3,650)	—	—	—	(3,650)
Derecognition of derivative liabilities	—	—	—	—	71,074	—	—	—	71,074
Issuance of ordinary shares upon Initial public offering (“IPO”)	2,156,250	2	—	—	28,403	—	—	—	28,405
Conversion of preferred shares to Class A ordinary shares	10,268,077	10	—	—	109,685	—	—	—	109,695
Net loss for the year	—	—	—	—	—	(24,619)	—	—	(24,619)
Foreign currency translation	—	—	—	—		—	—	(79)	(79)
Balance as of December 31, 2017	26,059,433	26	2,123,382	(2,093)	274,294	(149,004)	81	(3,320)	119,984

The accompanying notes are an integral part of these consolidated financial statement.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(US$’000, except share data and per share data, or otherwise noted)

	Ordinary shares		Treasury shares		Additional			Accumulated other	Total iClick Interactive Asia Group Limited	Non-	Total
	Number of shares	Amount	Number of shares	Amount	paid-in capital	Accumulated deficit	Statutory reserves	comprehensive losses	shareholders’ equity	controlling interests	shareholders’ equity

Balance as of December 31, 2017	26,059,433	26	2,123,382	(2,093)	274,294	(149,004)	81	(3,320)	119,984	—	119,984
Reissuance of treasury shares upon exercise of employee share options and vesting of restricted share units (“RSUs”)	764,522	1	(764,522)	1,554	(900)	—	—	—	655	—	655
Share-based compensation expense	—	—	—	—	19,679	—	—	—	19,679	—	19,679
RSUs vested	1,162,745	1	—	—	(1)	—	—	—	—	—	—
Business combination	—	—	—	—	—	—	—	—	—	1,517	1,517
Repurchase of ordinary shares	—	—	5,000	(37)	—	—	—	—	(37)	—	(37)
Net loss for the year	—	—	—	—	—	(32,409)	—	—	(32,409)	(202)	(32,611)
Foreign currency translation	—	—	—	—	—	—	—	(2,547)	(2,547)	—	(2,547)
Balance as of December 31, 2018	27,986,700	28	1,363,860	(576)	293,072	(181,413)	81	(5,867)	105,325	1,315	106,640

The accompanying notes are an integral part of these consolidated financial statement.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(US$’000, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2016	2017	2018

Cash flows from operating activities
Net loss	(27,330)	(24,619)	(32,611)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities
Depreciation of property and equipment	1,512	1,363	1,059
Amortization of intangible assets	4,312	4,221	4,167
Loss on disposal of property and equipment	—	—	32
Gain on bargain purchase	—	—	(285)
Allowance for doubtful accounts	99	910	92
Recovery of doubtful debts previously provided for	—	(40)	—
Share-based compensation	21,244	5,072	19,679
Fair value (gains)/losses on derivative liabilities	(3,995)	10,190	—
Fair value losses on convertible notes	—	—	4,837
Convertible notes transaction expenses	—	—	2,190
Deferred tax	(1,021)	(714)	(906)
Changes in operating assets and liabilities, net
Accounts receivable	(2,330)	(9,816)	(25,514)
Prepayments and other assets	881	46	4,380
Accrued liabilities and other current liabilities	284	644	(5,301)
Deferred revenue	10,763	5,750	(5,915)
Rebates receivables	1,392	935	(2,734)
Prepaid media costs	(9,617)	(2,491)	18,534
Accounts payable	(2,036)	(5,478)	2,693
Income tax payable	1,935	146	187
Net cash used in operating activities	(3,907)	(13,881)	(15,416)

Cash flows from investing activities
Prepayment of property and equipment	(122)	—	—
Purchase of property and equipment	(884)	(148)	(249)
Purchase of intangible assets	(22)	(17)	(120)
Decrease/(increase) in short-term investments	1,552	—	(17,427)
Increase in long-term investment	—	—	(503)
(Increase)/decrease in time deposit	—	(25,000)	25,000
Acquisition of business, net of cash received	—	—	1,694
Net cash provided by/(used in) investing activities	524	(25,165)	8,395

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(US$’000, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2016	2017	2018

Cash flows from financing activities
Proceeds from issuance of Series E convertible redeemable preferred shares	20,000	—	—
Proceeds from exercise of share options	171	60	656
Proceeds from bank borrowings	8,232	5,897	2,229
Repayments of bank borrowings	(3,793)	(8,816)	(2,883)
Repayment of amounts due to related parties	(46)	—	—
Net proceeds from issuance of ordinary shares upon IPO	—	28,405	—
Proceeds from issuance of convertible notes, net of transaction expenses	—	—	27,810
Repurchase of ordinary shares	—	—	(37)
Net cash provided by financing activities	24,564	25,546	27,775

Net increase/(decrease) in cash and cash equivalents and restricted cash	21,181	(13,500)	20,754
Cash and cash equivalents and restricted cash at the beginning of year	11,395	32,514	19,401
Effect on exchange rate changes on cash and cash equivalents and restricted cash	(62)	387	(327)
Cash and cash equivalents and restricted cash at the end of year	32,514	19,401	39,828

Supplemental disclosure of cash flow information:
Interests paid	(713)	(582)	(694)
Cash refunded/(paid) for income taxes	665	(1,119)	(1,019)

Non-cash investing and financing activities:
Accretion to Series A preferred shares redemption value	110	235	—
Accretion to Series B preferred shares redemption value	662	1,427	—
Accretion to redeemable ordinary shares redemption value	1,556	3,650	—
IPO costs in form of other payables	—	1,724	—

Supplemental disclosure of cash flow information:
Reconciliation of cash and cash equivalents and restricted cash within the consolidated balance sheets to the amounts shown in the consolidated statements of cash flows above:
Cash and cash equivalents	27,280	19,401	39,828
Restricted cash, current	5,234	—	—
	32,514	19,401	39,828

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

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries and consolidated VIEs and the VIE’s subsidiaries (defined in Note 1(b)) as follows:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1                                         Organization and principal activities (Continued)

(a)                                 Organization and nature of operation (Continued)

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries and consolidated VIEs and the VIE’s subsidiaries (defined in Note 1(b)) as follows:

Name	Relationship	% of direct or indirect economic ownership	Date of incorporation	Place of incorporation/ establishment	Principal activities

Tetris Media (Shanghai) Co., Ltd.	Subsidiary	100%	July 2013	The PRC	Internet marketing services and solutions

Buzzinate Company Limited	Subsidiary	100%	March 2009	Hong Kong	Technology development

OptAim Limited	Subsidiary	100%	July 2014	Cayman Islands	Investment holding

OptAim (HK) Limited	Subsidiary	100%	July 2014	Hong Kong	Investment holding

OptAim (Beijing) Information Technology Co., Ltd. (“OptAim WFOE”)	Subsidiary	100%	November 2014	The PRC	Internet marketing services and solutions

Anhui Zhiyunzhong Information Technology Co., Ltd.	Subsidiary	100%	November 2017	The PRC	Internet marketing services and solutions

Beijing OptAim Network Technology Co., Ltd. (“Beijing OptAim”)	VIE	100%	September 2012	The PRC	Internet marketing services and solutions

Zhiyunzhong (Shanghai) Technology Co., Ltd. (“Shanghai OptAim”)	VIE’s subsidiary	100%	September 2014	The PRC	Internet marketing services and solutions

Shanghai Myhayo Technology Co., Ltd. (“Myhayo”)	VIE’s subsidiary	40%	May 2017	The PRC	Mobile content aggregator, digital advertising and marketing services

Anhui Myhayo Technology Co., Ltd. (“Anhui Myhayo”)	VIE’s subsidiary	40%	September 2018	The PRC	Mobile content aggregator, digital advertising and marketing services

Arda Holdings Limited	VIE	100%	May 2010	BVI	Treasury management

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1                                         Organization and principal activities (Continued)

(b)                                 Consolidated VIE and VIE’s subsidiaries

When the Company acquired OptAim WFOE in July 2015, OptAim WFOE is considered as a foreign invested enterprise and any foreign ownership in advertising business was subject to certain restrictions under the PRC laws and regulations at that time. To comply with the then-effective PRC laws and regulations, certain of the Group’s operations are conducted through Beijing OptAim and its subsidiaries Shanghai OptAim, Shanghai Myhayo and Anhui Myhayo (together, “OptAim VIE”). OptAim WFOE, a wholly-owned subsidiary of the Company, or a wholly foreign owned enterprise (“WFOE”) of the Company, entered into a series of contractual agreements among Beijing OptAim and Beijing OptAim’s legal shareholders.

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

•                                          Purchase Option Agreement

The parties to the purchase option agreement are OptAim WFOE, Beijing OptAim and each of the shareholders of Beijing OptAim. Under the purchase option agreement, each of the shareholders of Beijing OptAim irrevocably granted OptAim WFOE or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of its equity interests in Beijing OptAim. OptAim WFOE or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without OptAim WFOE’s prior written consent, Beijing OptAim’s shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Beijing OptAim. The agreement will not expire until all shares of Beijing OptAim are transferred to OptAim WFOE or its designated representative(s).

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

(b)                                 Consolidated VIE and VIE’s subsidiaries (Continued)

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

Through the aforementioned contractual agreements, OptAim VIE is considered VIE in accordance with Generally Accepted Accounting Principles in the United States (“US GAAP”) because the Company, through OptAim WFOE, has the ability to:

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

Management evaluated the relationships among the Company, OptAim WFOE and OptAim VIE, and concluded that OptAim WFOE is the primary beneficiary of OptAim VIE. As a result, OptAim VIE’s results of operations, assets and liabilities have been included in the Group’s consolidated financial statements.

As of December 31, 2017 and 2018, the total assets of OptAim VIE were US$7,867 and US$5,706, respectively, mainly comprising cash and cash equivalents, accounts receivable, prepayments and other current assets, property and equipment. As of December 31, 2017 and 2018, the total liabilities of the OptAim VIE and its subsidiaries were US$6,819 and US$3,121 respectively, mainly comprising deferred revenue, accrued liabilities and other current liabilities.

In accordance with the aforementioned agreements, the Company has power to direct activities of the OptAim VIE, and can have assets transferred out of OptAim VIE. Therefore the Company considers that there is no asset in OptAim VIE that can be used only to settle obligations of the OptAim VIE, except for registered capital and PRC statutory reserves of OptAim VIE amounting to US$2,081 and US$2,081, respectively, as of December 31, 2017 and 2018. As Beijing OptAim and its subsidiaries were incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the OptAim VIE. Currently there is no contractual arrangement that could require the Company to provide additional financial support to OptAim VIE.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1                                         Organization and principal activities (Continued)

(b)                                 Consolidated VIE and VIE’s subsidiaries (Continued)

The Company believes that the contractual arrangements among its shareholders and OptAim WFOE are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of OptAim VIE were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

The Company’s ability to control the OptAim VIE also depends on the power of attorney and the effect of the share pledge under the Pledge Agreement and OptAim WFOE has to vote on all matters requiring shareholder approval in OptAim VIE. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership

(c)                                  Initial Public Offering

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2                                         Principal accounting policies (Continued)

(c)                                  Consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE and VIE’s subsidiaries for which the Company or its subsidiary is the primary beneficiary. All transactions and balances among the Company, its subsidiaries, its VIE and VIE’s subsidiaries have been eliminated upon consolidation.

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

A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIE’s economic performance, and also the Group’s obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. OptAim WFOE and ultimately the Company hold all the variable interests of the VIE and its subsidiaries, and has been determined to be the primary beneficiary of the VIE.

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of comprehensive loss, statement of changes in equity and balance sheet, respectively.

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

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange existing at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing at the transaction date. Transaction gains and losses are recognized in “other (losses)/gains, net”. Assets and liabilities denominated in foreign currencies are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the consolidated statements of changes in shareholders’ deficit/equity and comprehensive loss.

(e)                                  Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

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

Observable inputs are based on market data obtained from independent sources. The Company’s derivative liabilities and convertible notes are measured using unobservable inputs that require a high level of judgment to determine fair value, and thus classified as Level 3 (Note 3(c) and Note 15).

The Company values its investments in wealth management products issued by a bank classified as short-term investments in the consolidated balance sheets using quoted subscription/redemption prices published by the bank, and accordingly, the Company classifies the valuation techniques that use these inputs as Level 2.

The carrying amounts of cash and cash equivalents, time deposits, accounts receivable, rebate receivables, accounts payable, other financial assets and liabilities approximate to their fair values due to the short-term nature of these instruments. Based on the borrowing rates currently available to the Group for debt with similar terms, the carrying value of the short-term loan approximates to its fair value (using Level 2 inputs).

Certain assets, including intangible assets and long-term investment, are also subject to measurement at fair value on a non-recurring basis if they are deemed to be impaired as a result of an impairment review. For the years ended December 31, 2016, 2017 and 2018, no impairments were recorded on those assets required to be measured at fair value on a non-recurring basis.

(f)                                   Cash, cash equivalents and restricted cash

Cash and cash equivalents include cash on hand, cash in bank and time deposits placed with banks or other financial institutions, which have original maturities of three months or less and are readily convertible to known amounts of cash.

Restricted cash represented bank deposits in accounts that are restricted as to withdrawal or usage. For restriction which is expected to be released within one year of the balance sheet date, the respective restricted cash balance is classified as current. As of December 31, 2017 and 2018, the Company did not have any restricted cash.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2                                         Principal accounting policies (Continued)

(f)                                   Cash, cash equivalents and restricted Cash (Continued)

In November 2016, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-18, Statements of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts presented in the statement of cash flows. The Company has adopted this new guidance on January 1, 2018, using the retrospective transition method. Following the adoption of this guidance:

•                  Amounts generally described as restricted cash are now presented with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows.

•                  (Increase)/decrease in restricted cash under net cash used in investing activities amounting to (US$4,234) and US$5,234 for the years ended December 31, 2016 and 2017, respectively, has been reclassified to net increase/(decrease) in cash and cash equivalents and restricted cash in the consolidated statements of cash flows.

•                  No impact to the consolidated statements of cash flows for the year ended December 31, 2018 as there was no restricted cash during the year.

•                  The Company has also added a reconciliation of cash, cash equivalents, and restricted cash to the consolidated statements of cash flows.

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

(h)                                 Accounts receivable, net

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

(i)                                    Rebates receivable

Rebates receivable represent sales rebates that have already been earned but not received from third party publishers. The Company earns its rebates from purchasing advertising spaces from these website publishers.

(j)                                    Short-term investments

Short-term investments include investments in wealth management products issued by a bank in the PRC which are redeemable by the Company at any time. The wealth management products are unsecured with variable interest rates and primarily invested in debt securities issued by the PRC government, corporate debt securities and central bank bills. The Company measures the short-term investments at fair value using the quoted subscription or redemption prices published by the bank. The change in fair value recorded in the consolidated statements of comprehensive loss amounted to US$nil, US$nil and US$25 for the years ended December 31, 2016, 2017 and 2018, respectively.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2                                         Principal accounting policies (Continued)

(k)                                 Long-term investment

The Group’s long-term investment as of December 31, 2018 consists of equity security without readily determinable fair value. There was no long-term investment as of December 31, 2017.

The Company adopted Accounting Standards Codification (“ASC”) 321 “Investments—Equity Securities” on January 1, 2018 and required to measure its equity investment at fair value and any changes in fair value are recognized in earnings. For equity security without a readily determinable fair value and does not qualify for the existing practical expedient in ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to use the measurement alternative to measure its equity investment at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

(l)                                    Property and equipment, net

Property and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. The estimated useful lives are as follows:

Leasehold improvements	Over the shorter of lease term or 2 – 5 years
Furniture and fixtures	2 – 5 years
Office equipment	3 – 5 years

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of comprehensive loss.

(m)                             Business combinations

The Company accounts for acquisitions of entities that include inputs and processes and have the ability to create outputs as business combinations. The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations” (“ASC 805”). The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers and liabilities incurred by the Company and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive loss as gain on bargain purchase. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statement of comprehensive loss.

(n)                                 Intangible assets, net

Intangible assets mainly consist of computer software licenses purchased from external parties and computer software and systems acquired through the acquisitions of OptAim, Buzzinate and Myhayo, respectively. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Finite lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite lived intangible assets is computed using the straight-line method over the following estimated useful lives, which are as follows:

Computer software and systems	2 – 5 years

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

(p)                                 Impairment of goodwill

Impairment of goodwill assessment is performed on at least an annual basis on December 31 or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. According to ASC 350-20-35, an entity may assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. The Group, however, selects proceed directly to perform a two-step goodwill impairment test. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in adjusting the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The judgment in estimating the fair value of a reporting unit includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the fair value of a reporting unit. No goodwill impairment losses were recognized for the years ended December 31, 2016, 2017 and 2018.

(q)                                 Deferred revenue

The Group receives prepayments for services in advance of service performance from certain customers. The amounts received in advance are recorded as deferred revenue and recognized as revenue in the period which the corresponding services are performed.

(r)                                  Derivative financial instruments

ASC 815, “Accounting for Derivative Instruments and Hedging Activities” (“ASC 815”) requires every derivative financial instrument (including certain derivative financial instruments embedded in other contracts) to be recorded on the balance sheet at fair value as either an asset or a liability. ASC 815 also requires that changes in the fair value of recorded derivatives be recognized currently in earnings unless specific hedge accounting criteria are met. The Company’s derivative financial instruments as of December 31, 2016 included the conversion features and redemption features of the preferred shares. There was no derivative financial instrument as of December 31, 2017 and 2018.

(s)                                   Convertible debt

The Company determines the appropriate accounting treatment of its convertible debts in accordance with the terms in relation to the conversion feature, call and put option, and beneficial conversion feature (“BCF”). After considering the impact of such features, the Company may account for such instrument as a liability in its entirety, or separate the instrument into debt and equity components following the respective guidance described under ASC 815 and ASC 470 “Debt”.

The conversion features of the convertible notes of the Company meets the definition of a derivative whereby no BCF shall be separately accounted for. Moreover, the Company has elected the fair value option for convertible debts accounted for as a liability in its entirety whereby the conversion features that meets the definition of a derivative are not bifurcated given that the entire debt instrument is legally a single contract therefore not to be separated into parts for purposes of applying the fair value option. Such fair value option permits the irrevocable election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event, that gives rise to a new basis of accounting for that instrument. The convertible debts accounted for under the fair value option are carried at fair value with realized or unrealized gains and losses recorded in the consolidated statements of comprehensive loss.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2                                         Principal accounting policies (Continued)

(s)                                   Convertible debt (Continued)

Convertible debts are classified as current liabilities if they are convertible or redeemable on demand or if their due date is or will be within one year from the balance sheet date.

(t)                                    Treasury shares

The Company accounted for those shares repurchased as treasury shares at cost in accordance with ASC 505-30, and the treasury shares acquired are shown separately in shareholders’ equity as the Company has not yet decided on the ultimate disposition of those shares. If and when the Company cancels the treasury shares, the difference between the original issuance price and the repurchase price will be debited into additional paid-in capital.

(u)                                 Revenue recognition and cost of revenues

On January 1, 2018, the Group adopted ASU 2014-09 “Revenue from Contracts with Customers (Topic 606)” and subsequent amendments to the initial guidance or implementation guidance issued between August 2015 and December 2016 within ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 (collectively, “ASC 606”) using a modified retrospective approach applied to contracts that were not completed as of January 1, 2018. The adoption did not have a material impact on the accumulated deficit as of January 1, 2018. Results for reporting periods beginning on or after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Group’s historic accounting under ASC 605.

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

The following table presents our revenue recognized from contracts with customers disaggregated by the three types of pricing models:

	For the year ended
	December 31, 2016	December 31, 2017	December 31, 2018
	Under ASC 605	Under ASC 605	Under ASC 606

Recognized over time
- Sales agent	7,924	8,311	8,671
- Cost-plus	15,378	10,788	12,192
	23,302	19,099	20,863

Recognized at point in time
- Specified actions	72,055	106,159	139,154

	95,357	125,258	160,017

As noted above, in accordance with the modified retrospective method upon adoption of ASC 606, prior period amounts have not been adjusted.

The Group recognizes revenue when the Group satisfies a performance obligation by transferring a promised service to a customer. The Group considers the following when determining if a contract exists under which the performance obligations have been satisfied: (i) contract approval by all parties, (ii) identification of each party’s rights regarding the goods or services to be transferred, (iii) specified payment terms, (iv) commercial substance of the contract, and (v) collectability of substantially all of the consideration is probable. Collectability is assessed based on a number of factors, including the creditworthiness of a customer, the size and nature of a customer’s business and transaction history. Revenues are recorded net of value-added taxes.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2                                         Principal accounting policies (Continued)

(u)                                 Revenue recognition and cost of revenues (Continued)

Sales agent

In the arrangement with a particular publisher, the Group acts as a sales agent for this publisher in selling marketing spaces to marketing clients. In return, the Group earns incentives from this publisher based on contractually stipulated amounts when certain spending thresholds are achieved. The Group considers this particular publisher as a customer and record such incentives as net revenues. Incentives from this publisher are calculated on both a quarterly and an annual basis in accordance with the terms as set out in the arrangement.

Revenue under this arrangement is recognized over-time given the Group considers this particular publisher simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs. In other words, when the Group purchases marketing spaces on behalf of the marketing clients throughout the marketing campaigns as requested by them, this particular publisher simultaneously receives and consumes the benefit of the marketing spaces being purchased and therefore the Group is entitled to incentive payment from this publisher.

The Group grants rebates to marketing clients under the sales agent arrangement. The majority of marketing clients under this arrangement are not customers under either the cost-plus arrangement or specified actions arrangement. The Group records rebates granted to such marketing clients as reduction of revenue.

Cost-plus

For cost-plus advertisement campaigns, sales are recognized at the fair value of the amount received. Discounts granted to marketing clients under cost-plus marketing campaigns are recorded as a reduction of revenue. The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether the Group is acting as the principal or an agent in the transactions. In the normal course of business, the Group acts as an intermediary in executing transactions between website publishers and marketing clients. The specified service in the cost-plus arrangement is the provision of marketing space, which is controlled by the website publishers, rather than the Group. The Group assists the marketing clients to place orders with specific website publishers based on specification set out the marketing clients. The Group does not have the ability to direct the use of marketing space and does not have any inventory risk. Pricing is generally based on the actual advertising spending incurred by the marketing clients plus a margin. Accordingly, the Group concludes that it is not the principal in these arrangements and reports revenue earned and costs incurred related to these transactions on a net basis.

Revenue under this arrangement is recognized over-time as the Group considers its customers simultaneously receive and consume the benefits provided by the Group’s performance. At the time the Group purchases marketing spaces during the contract term for its customers, the customers’ advertisements could be placed throughout the marketing campaign. Revenue recognition under this arrangement is not based on an occurrence of significant act or milestone method

Throughout the various services delivered to clients under the cost-plus arrangements, the Group earns rebates from publishers and grant rebates to marketing clients. The rebates that the Group grants to marketing clients under cost-plus arrangement are recorded as reduction of revenue and are recorded based on the amount the marketing clients would ultimately need to spend to earn the corresponding level of rebates. The Group is also able to reasonably estimate the spending the customers can ultimately achieve based on the historical spending patterns of the customers with similar arrangements. The rebates that the Group receives from publishers under the cost-plus arrangements are recorded as revenue. These rebates are recognized when a particular milestone is achieved (i.e. applying the relevant rebates based on the level of spending threshold actually achieved) and spending has actually occurred.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2                                         Principal accounting policies (Continued)

(u)                                 Revenue recognition and cost of revenues (Continued)

Specified actions

The Group, including the newly acquired subsidiaries Myhayo, also generates revenue from performing specified actions (i.e. a CPM, CPC, CPA, CPS, CPL or ROI basis). Revenue is recognized on a CPM or CPC basis as impressions or clicks are delivered while revenue on a CPA, CPS, CPL or ROI basis is recognized once agreed actions are performed. For the specified actions advertisement campaigns, the Group is the principal as it has the obligation to deliver successful actions requested by marketing clients. Also, the Group will only be paid if successful actions can be delivered and is exposed to risk of loss. In terms of pricing, the Group has complete latitude in establishing the selling prices of each of the CPM, CPC, CPA, CPS, CPL or ROI pricing model. The Group’s margin may vary as the costs incurred to deliver successful actions may vary and is therefore exposed to risk of loss whereby validating its degree of responsibility to its customers. Although the inventory risk under specified actions arrangement is considered to be low, the Group concludes that it is the principal in such arrangement as it is the principal ultimately responsible for delivering successful actions and in charge of establishing the price per action. Accordingly, the Group reports revenue earned and costs incurred related to these transactions on a gross basis.

Revenues under this arrangement is recognized at point-in-time when the Group is able to deliver the specified actions as requested by the customers. Upon the occurrence of the specified actions, the customers take control of the specified actions and this is when the Group recognizes the corresponding revenue. Unlike the cost-plus arrangement, when the Group purchases marketing spaces in order to deliver the specified actions, the customers do not receive and consume the benefit as the benefit to be received by the customers is the occurrence of the specified actions. Also, the Group does not create or enhance an asset that the customers control as the marketing spaces ultimately belong to the publishers. The Group does not have any right to payment for simply purchasing the marketing spaces and would only be compensated upon delivery of the specified actions.

Similar to the cost-plus arrangements, the Group earns rebates from publishers and grant rebates to marketing clients under specified action arrangement. Likewise, the rebates that the Group grants to marketing clients under specified action arrangement are recorded as reduction of revenue and are recorded based on the amount the marketing clients would ultimately need to spend to earn the corresponding level of rebates based on the historical spending patterns of the customers with similar arrangements. The rebates that the Group receives from publishers under the specified action arrangements are recorded as a reduction of cost of revenues. Similar to the cost-plus arrangement, these rebates under specified action arrangements are recognized when a particular milestone is achieved (i.e. applying the relevant rebates based on the level of spending threshold actually achieved) and spending has actually occurred.

Adoption of ASC 606

Under ASC 605, the Group recorded rebates granted to marketing clients under the sales agent arrangement as cost of revenues as (i) the Group considered these rebates were for an identifiable benefit that was separable from the marketing clients’ purchase of the Group’s services and (ii) the Group was able to reasonably estimate the fair value of the benefit received from granting these rebates. However, the notion of “separate identifiable benefit” under ASC 605 was not carried forward into ASC 606. ASC 606 requires the rebates granted to marketing clients under sales agent arrangement to be recorded as a reduction of revenue unless the Group is receiving a distinct good or service with the payment to the marketing clients. Given the Group cannot establish such a distinct good or service with the payment to marketing clients under the sales agent arrangement, rebates to marketing clients under this arrangement are recorded as a reduction of revenue under ASC 606. The resulting impact to the consolidated financial statements for the year ended December 31, 2018 was a decrease of US$2,654 in net revenues, with a corresponding decrease in cost of revenues.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2                                         Principal accounting policies (Continued)

(u)                                 Revenue recognition and cost of revenues (Continued)

Adoption of ASC 606 (Continued)

The following table illustrates the effect of the adoption of ASC 606 by presenting a comparison of selected line items from the Group’s consolidated statements of comprehensive loss for the year ended December 31, 2018, as actually reported and as they would have been reported under ASC 605, without the adoption of ASC 606 (in thousands, except per share data):

	As reported	Without adoption of ASC 606	Effect of change higher/(lower)

Net revenues	160,017	162,671	(2,654)
Cost of revenues	(120,897)	(123,551)	(2,654)
Gross profit	39,120	39,120	—
Loss before income tax expense	(31,956)	(31,956)	—
Income tax expense	(655)	(655)	—
Net loss	(32,611)	(32,611)	—
Basic net loss per share attributable to iClick Interactive Asia Group Limited	(1.23)	(1.23)	—
Diluted net loss per share attributable to iClick Interactive Asia Group Limited	(1.23)	(1.23)	—

The adoption of ASC 606 did not change the Group’s consolidated balance sheet, consolidated statement of cash flows, or consolidated statement of changes in equity for the year ended December 31, 2018.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when the Group has satisfied its performance obligations and has the unconditional right to payment. The allowance for doubtful accounts is estimated based upon the Group’s assessment of various factors, including historical experience, the age of the accounts receivable balances, current economic conditions and other factors that may affect the Group’s customers’ ability to pay. The Group normally does not have contract assets, which are primarily unbilled accounts receivable that are conditional on something other than the passage of time.

Deferred revenue represents contract liabilities which related to unsatisfied performance obligations at the end of the period. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Revenue recognized during the year ended December 31, 2018 relating to deferred revenue as of January 1, 2018 was US$25,410. For the amount remained as deferred revenue as of January 1, 2018 but not recognized as revenue during the year ended December 31, 2018, there is still a contractual obligation for the Company to provide service whereby the Company is not obliged to make any refund of the amount received from customers. Such amount will be recognized as revenue when all of the revenue recognition criteria are met.

Changes in deferred revenue balance for the year ended December 31, 2018 were as follows:

Balance as of January 1, 2018	33,037
Additions to deferred revenue	192,822
Recognition of deferred revenue as revenues	(197,698)
Exchange differences	(970)
Balance as of December 31, 2018	27,191

Revenue recognized in the current period from performance obligations related to prior periods was not material.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2                                         Principal accounting policies (Continued)

(u)                                 Revenue recognition and cost of revenues (Continued)

Practical Expedients

The Group has used the following practical expedients as allowed under ASC 606:

(i)                                     The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed as substantially all of the Group’s contracts have a duration of one year or less.

(ii)                                  Payment terms and conditions vary by contract type, although terms generally include a requirement of prepayment or payment within one year or less. In instances where the timing of revenue recognition differs from the timing of invoicing, the Group has determined that its contracts generally do not include a significant financing component.

(iii)                               The Group generally expenses sales commissions when incurred because the amortization period would be one year or less. These costs are recorded within sales and marketing expenses.

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

The Group incurred development costs in connection with an internal-use ERP software to further enhance management to monitor the business. While internal and external costs incurred during the preliminary project stage are expensed as incurred, costs relating to activities during the application development stages have been capitalized. For the years ended December 31, 2016, 2017 and 2018, the Company has capitalized development costs related to ERP software of US$nil, US$nil and US$119 as intangible assets. In addition, the Group incurred other research and development costs in relation to other internal use software used to support its operations. Any development costs qualified for capitalization were immaterial for the periods presented. For the years ended December 31, 2016, 2017 and 2018, the Company has not capitalized any other costs related to internal use software.

(x)                                 Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) advertising and marketing expenses, and (ii) salary and welfare for sales and marketing personnel. Advertising expenses are recorded as sales and marketing expenses when incurred, and totaled US$1,246, US$1,727 and US$4,574 for the years ended December 31, 2016, 2017 and 2018, respectively.

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

(z)                                  Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of comprehensive loss on a straight-line basis over the lease periods. The Group had no capital leases for the years ended December 31, 2016, 2017 and 2018.

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

(ab)                         Non-controlling interests

The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests are presented on the face of the consolidated statement of comprehensive loss as an allocation of the total income or loss for the year between non-controlling interest holders and the shareholders of the Company.

(ac)                           Income taxes

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its statements of operations and comprehensive loss. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2016, 2017 and 2018. As of December 31, 2017 and 2018, the Group did not have any significant unrecognized uncertain tax positions.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2                                         Principal accounting policies (Continued)

(ad)                          Share-based compensation

The Company accounts for share-based compensation expenses in accordance with ASC subtopic 718-10 (“ASC 718-10”), “Compensation-Stock Compensation”, for share-based awards to employees. Under the fair value recognition provisions of ASC 718-10, share-based compensation costs are measured at the grant date. The share-based compensation expenses have been categorized as either general and administrative expenses, sales and marketing expenses or research and development expenses, depending on the job functions of the grantees.

Option and RSUs granted to employees

For the options and RSUs granted to employees, the compensation expense is recognized using the graded-vesting attribution approach over the requisite service period, which is generally the vesting period. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate. In determining the fair value of the Company’s share options, the binomial option pricing model has been applied. The fair value of RSUs is determined with reference to the fair value of the underlying shares.

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

Option and RSUs granted to non-employees

For share-based awards granted to non-employees, the Company accounts for the related share-based compensation expenses in accordance with ASC subtopic, 505-50 (“ASC 505-50”), “Equity-Based Payments to Non-Employees”. Under the provision of ASC 505-50, options of the Company issued to non-employees are measured based on fair value of the options which are determined by using the binomial option pricing model and RSUs of the Company issued to non-employees are measured based on fair value of the RSUs which are determined with reference to the fair value of the underlying shares. These options and RSUs are measured as of the earlier of the date at which either: (1) commitment for performance by the non-employee has been reached; or (2) the non-employee’s performance is complete.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2                                         Principal accounting policies (Continued)

(ae)                           Statutory reserves

The Company’s subsidiaries, consolidated VIE and its subsidiaries incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”).

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

(af)                            Related parties

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

(ag)                          Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2016, 2017 and 2018, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(ah)                          Loss per share

Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two class method. The Group uses the two-class method to calculate net loss per share though both classes share the same rights in dividends. Therefore, basic and diluted loss per share are the same for both classes of ordinary shares. Using the two class method, net loss is allocated between ordinary shares and other participating securities (i.e. preferred shares) based on their participating rights.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the year. Dilutive equivalent shares are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Group’s convertible notes, convertible non-redeemable and redeemable preferred shares using the if-converted method, and ordinary shares issuable upon the conversion of the stock options and vesting of RSUs, using the treasury stock method.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2                                         Principal accounting policies (Continued)

(ai)                             Comprehensive loss

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

(aj)                             Segment reporting

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

(ak)                          Recently issued accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires that a lessee should recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expenses for such lease generally on a straight-line basis over the lease term. The new leases standard also provides lessees with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component. If a lessee makes that accounting policy election, it is required to account for the non-lease components together with the associated lease component as a single lease component and to provide certain disclosures. Entities were initially required to adopt the new leases standard using a modified retrospective transition method. Under that transition method, an entity initially applies the new leases standard (subject to specific transition requirements and optional practical expedients) at the beginning of the earliest period presented in the financial statements. In July 2018, the FASB issued ASU 2018-11, which provides another transition method in addition to the existing transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption consistent with preparers’ requests. The amendments in this update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public entities. The Company will adopt this new guidance for the year ending December 31, 2019 and interim periods in the year ending December 31, 2019. Upon transition, the Company plans to apply the package of practical expedients permitted under Topic 842 transition guidance to the entire lease portfolio at January 1, 2019. As a result, the Company is not required to reassess (i) whether any expired or existing contracts are or contain leases, (ii) the classification of any expired or existing leases, and (iii) initial direct costs for any existing leases. As a result of the adoption of ASC 842,The Company estimated that approximately US$2.6 million would be recognized as total right-of-use assets and total lease liabilities, respectively, in the consolidated balance sheet as of January 1, 2019. Other than disclosed, the Company does not expect the new standard to have a material impact on the consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2                                         Principal accounting policies (Continued)

(ak)                          Recently issued accounting pronouncements (Continued)

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

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting (Topic 718)(“ASU 2018-07”). ASU 2018-07 issued final guidance aligning the measurement and classification guidance for share-based payments to nonemployees with the guidance for share-based payments to employees, with certain exceptions. Under the guidance, the measurement of equity-classified nonemployee awards will be fixed at the grant date, which may lower their cost and reduce volatility in the income statement. The guidance is effective for public business entities (“PBEs”) in annual periods beginning after December 15, 2018, and interim periods within those years. Early adoption is permitted, but no earlier than an entity’s adoption date of ASC 606. The Company does not expect ASU 2018-07 to have a material impact to the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”) which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Company does not expect ASU 2018-13 to have a material impact to the Company’s consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3                                         Certain risks and concentration

(a)                                 PRC regulations

The Chinese market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to engage in online marketing businesses through contractual arrangements in the PRC since the internet and marketing services industries remain regulated. The Company conducts certain of its operations in the PRC through its variable interest entity, which it consolidates as a result of a series contractual arrangements enacted. Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication, information, and media industries remain highly regulated. Restrictions are currently in place and are unclear with respect to which segments of these industries foreign owned entities, like the Company, may operate. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate areas such as telecommunication, information and media. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Company’s ability to conduct business in the PRC. There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the contractual arrangements with consolidated VIE. The Company believes that the structure for operating its business in the PRC (including the ownership structure and the contractual arrangements with the consolidated VIE is in compliance with all applicable existing PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations. However, the Company cannot assure that the PRC regulatory authorities will not adopt any new regulation to restrict or prohibit foreign investments in the online marketing business through contractual arrangements in the future or that it will not determine that the ownership structure and contractual arrangements violate PRC laws, rules or regulations. If the Company and its consolidated VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•                  revoking the business licenses of such entities;

•                  discontinuing or restricting the conduct of any transactions between the Company’s PRC subsidiaries and OptAim VIE;

•                  imposing fines, confiscating the income of the OptAim VIE or the Company’s PRC subsidiaries, or imposing other requirements with which the Company or its PRC subsidiaries and OptAim VIE may not be able to comply;

•                  requiring the Company to restructure its ownership structure or operations, including terminating the contractual arrangements with OptAim VIE and deregistering the equity pledges of OptAim VIE, which in turn would affect its ability to consolidate, derive economic interests from, or exert effective control over OptAim VIE; or

•                  restricting or prohibiting its use of the proceeds of any offering to finance its business and operations in the PRC.

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

OptAim VIE holds assets that are important to the operation of the Group’s business, including patents for proprietary technology and trademarks. If OptAim VIE falls into bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, the Group may be unable to conduct major part of its business activities in the PRC, which could have a material adverse effect on the Group’s future financial position, results of operations or cash flows. However, the Group believes this is a normal business risk many companies face. The Group will continue to closely monitor the financial conditions of OptAim VIE.

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

The following financial information of the OptAim VIE and its subsidiaries excluding the intercompany items with the Company’s subsidiaries was included in the accompanying financial statements as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018:

	As of December 31,
	2017	2018
Assets
Current assets
Cash and cash equivalents	1,585	1,865
Accounts receivable, net	5,553	2,357
Other current assets	552	604
Total current assets	7,690	4,826

Non-current assets
Property and equipment, net	14	9
Intangible assets	—	697
Other non-current assets	163	174
Total non-current assets	177	880

Total assets	7,867	5,706

Liabilities
Current liabilities
Accounts payable	29	45
Deferred revenue	5,986	1,300
Accrued liabilities and other current liabilities	804	1,776
Total current liabilities	6,819	3,121

Non-current liabilities
Deferred tax liabilities	—	238
Total non-current liabilities	—	238

Total liabilities	6,819	3,359

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3                                         Certain risks and concentration (Continued)

(a)                                 PRC regulations (Continued)

	For the years ended December 31,
	2016	2017	2,018

Net revenues	52,215	25,302	2,902
Net (loss)/profit	(322)	1,646	(47)

Net cash provided by operating activities	1,043	539	281
Net cash used in investing activities	(3)	—	(1)
Net increase in cash and cash equivalents	1,040	539	280

In accordance with the VIE arrangements, the Group has the power to direct activities of the OptAim VIE, and can have assets transferred out of the OptAim VIE. Therefore, the Group considers that there are no assets of the OptAim VIE can be used only to settle their obligations.

(b)                                 Foreign exchange risk

Assets and liabilities of non-US$ functional currency entities are translated into US$ using the applicable exchange rates at the balance sheet date. Items in the statements of comprehensive loss are translated into US$ using the average exchange rate during the period. Equity accounts were translated at their historical exchange rates. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income on the consolidated statements of shareholders’ (deficit)/equity.

Certain of the Group’s operating activities are transacted in Renminbi (“RMB”), which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China.

The revenues and expenses of the Group’s subsidiaries, VIE and VIE’s subsidiaries in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies, and remittances of foreign currencies into the PRC and exchange of foreign currencies into RMB require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3                                         Certain risks and concentration (Continued)

(c)                                  Fair value measurement

(i)                                     Financial assets and liabilities measured at fair value

The following table sets forth, by level within the fair value hierarchy (see Note 2(e)), financial assets and liabilities measured at fair value as of December 31, 2018. As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement. There were no financial assets or liabilities measured at fair value as of December 31, 2017.

	As of December 31, 2018
	Fair value measurements using
	Total fair value	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable inputs (Level 3)

Short-term investments	17,427	—	17,427	—
Convertible notes at fair value	(34,837)	—	—	(34,837)
	(17,410)	—	17,427	(34,837)

(ii)                                  Equity securities without readily determinable fair values

The equity securities without readily determinable fair value are recorded at fair value only if an impairment or observable price adjustment is recognized in the current period. There were no fair value changes related to such equity securities classified as long-term investment in the consolidated balance sheets for the years ended December 31, 2016, 2017 and 2018.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3                                         Certain risks and concentration (Continued)

(d)                                 Concentration risk

(i)                                    Concentration of revenues

For the year ended December 31, 2016, two customers accounted for 18% and 11% of the net revenues, respectively. For the year ended December 31, 2017, no individual customer accounted for more than 10% of the net revenues. For the year ended December 31, 2018, one customer accounted for 14% of the net revenues.

(ii)                                Concentration of accounts receivable

The Group has not experienced any significant recoverability issue with respect to its accounts receivable. The Group conducts credit evaluations on its customers and generally does not require collateral or other security from such customers. The Group grants up to 180 days of credit term to customers and periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

As of December 31, 2017 and 2018, no individual customer accounted for more than 10% of the consolidated accounts receivable. The top 10 accounts receivable accounted for 42% and 48% of the consolidated accounts receivable as of December 31, 2017 and 2018, respectively.

(iii)                            Credit risk

As of December 31, 2017 and 2018, substantially all of the Group’s cash and cash equivalents were placed with financial institutions in Hong Kong and the PRC. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. The balances in the PRC are not insured since it is not a market practice in the PRC. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors’ rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Group believes that it is not exposed to unusual risks as these financial institutions are PRC banks with high credit quality. The Group had not experienced any losses on its deposits of cash and cash equivalents during the years ended December 31, 2016, 2017 and 2018 and believes that its credit risk to be minimal.

4                                         Business acquisition

In November 2018, Beijing VIE acquired 40% equity interest of Myhayo from an independent third party. The Company obtains control over Myhayo with its controlling voting right at the level of both shareholders and board of directors, as the other shareholder of Myhayo expects the operating effectiveness brought about by the control over Myhayo by the Company to be of their best interests. Myhayo and its underlying subsidiary is a mobile content aggregator of articles and short videos in the PRC, which presents customized feeds to users via its mobile application. The Company expects to increase its market share in the PRC online marketing segment, particularly in relation to mobile platforms.

The total purchase consideration for 40% equity interest of Myhayo amounted to US$726 by cash.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4                                         Business acquisition (continued)

The acquisition was recorded as a business combination. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Fair value of consideration transferred:

Cash	726

Recognized amounts of identifiable assets acquired and liabilities assumed:

Cash	2,420
Other current assets	6,329
Property and equipment	8
Intangible asset	697
Current liabilities	(6,688)
Deferred tax liabilities	(238)
Non-controlling interests	(1,517)
Total identifiable net assets acquired	1,011
Gain on bargain purchase (Note 21)	285

As of December 31, 2018, purchase consideration payable of US$726 was settled and there was no adjustment to the purchase consideration amounts.

This business combination resulted in a gain of bargain purchase because the purchase price was lower than the fair value of assets acquired and liabilities assumed. The gain on bargain purchase is attributable to the Group’s bargaining power and ability in negotiating the agreed terms of the transaction with the existing shareholder who has been seeking for strategic investors that could bring synergies to Myhayo. Acquisition-related costs were immaterial and were included in general and administrative expenses for the year ended December 31, 2018.

In determining the fair value of the intangible asset, an income approach was used. In this approach, significant estimates consist of discount rate of 29.4% and a growth rate on revenue ranges from 50% to 106.8%. The estimated amounts recognized on the acquired identifiable intangible asset and its estimated useful life are shown in the following table:

	Estimated useful life	Gross carrying amount

A self-developed computer software and system	4 years	697

Pro-forma results related to the acquisition in accordance ASC 805 have not been presented because the acquisition of Myhayo is not material, where net revenue and net loss of the acquired entity is less than 5% of the Company’s consolidated net revenue and net loss for the year ended December 31, 2018.

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

The Group had US$25,000 and US$nil of time deposit as of December 31, 2017 and 2018, respectively, with an original maturity of 3.2 months in 2017 denominated in US dollars.

Cash on hand and cash held at bank balance as of December 31, 2017 and 2018 primarily consist of the following currencies:

	As of December 31,
	2017		2018
	Amount	equivalent	Amount	equivalent

RMB	50,600	7,694	61,312	8,904
HK$	18,099	2,332	10,337	1,317
US$	33,639	33,639	29,185	29,185
SGD	432	323	263	190
TWD	7,014	235	5,700	181
Euro (“EUR”)	106	126	38	43
Others	67	52	6	8
		44,401		39,828

6.                                      Long-term investment

The Company’s long-term investment consists of equity investment at fair value without readily determinable fair value purchased in 2018. Equity security without a readily determinable fair value and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock. The carrying value of the equity security without readily determinable fair values was US$503 as of December 31, 2018. There was no fair value change related to the investment for the year ended December 31, 2018. The investment is not considered material to the Company’s financial position.

As of December 31, 2017 and 2018, the Company made investment in equity investment without a readily determinable fair value with an amount of US$nil and US$503, respectively.

7                                         Accounts receivable, net

	As of December 31,
	2017	2018

Accounts receivable, gross	42,276	67,134
Less: allowance for doubtful accounts	(1,478)	(1,507)
Accounts receivable, net	40,798	65,627

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

7                                         Accounts receivable, net (continued)

The following table presents the movement in the allowance for doubtful accounts:

	For the years ended December 31,
	2016	2017	2018

Balance at the beginning of year	1,733	1,693	1,478
Additions for the year	99	910	92
Recoveries	—	(40)	—
Accounts receivable written off	(99)	(1,134)	(15)
Exchange differences	(40)	49	(48)
Balance at the end of year	1,693	1,478	1,507

8                                         Other assets

The other assets consist of the following:

	As of December 31,
	2017	2018

Current
Deposits	2,248	984
Prepayments	266	1,262
VAT receivable	379	325
Others	214	671
	3,107	3,242
Non-current
Rental deposits	284	232
	284	232

9                                         Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2017	2018

Cost:
Office equipment	4,661	4,327
Leasehold improvements	1,763	1,487
Furniture and fixtures	753	693
Total cost	7,177	6,507
Less: Accumulated depreciation	(5,882)	(6,046)
Exchange differences	(130)	(132)
Property and equipment, net	1,165	329

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

9                                         Property and equipment, net (continued)

Depreciation expense recognized for the years ended December 31, 2016, 2017 and 2018 are summarized as follows:

	For the years ended December 31,
	2016	2017	2018

Cost of revenues	11	6	6
Research and development	199	108	124
Sales and marketing expenses	838	582	504
General and administrative expenses	464	667	425
Total	1,512	1,363	1,059

10                                  Intangible assets, net

Intangible assets consist of the following:

	As of December 31,
	2017	2018

Cost:
Computer software	21,593	22,382
Less: Accumulated amortization
Computer software	(10,994)	(15,136)
Exchange differences	1	1
Intangible assets, net	10,600	7,247

Amortization expense recognized for the years ended December 31, 2016, 2017 and 2018 are summarized as follows:

	For the years ended December 31,
	2016	2017	2018

Cost of revenues	4,149	4,147	4,147
Research and development	28	3	1
Sales and marketing expenses	19	17	3
General and administrative expenses	116	54	16
	4,312	4,221	4,167

The estimated aggregate amortization expense for each of the next five years as of December 31, 2018 is:

Computer software

2019	4,361
2020	2,498
2021	215
2022	173
2023	—
7,247

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

11                                  Goodwill

Movements on goodwill during the year were as follows:

	Buzzinate	OptAim	Total

Balance as of January 1, 2017, December 31, 2017 and 2018	2,958	45,538	48,496

Goodwill is not deductible for tax purposes. The Group performs the annual impairment test on December 31 of each year using a two-step process as explained in Note 2(p). In the first step of the goodwill impairment test, the Group estimated the fair value of its reporting unit using the market approach. Under the market approach, the Company utilized the market capitalization of its publicly-traded shares to determine the fair value of the Group, as a single reporting unit. According to the assessment of the first step, the fair value of the reporting unit exceeded its carrying amount and goodwill was not considered impaired. Accordingly, the second step was not required. Based on the impairment tests performed, no impairment of goodwill was recorded for all years presented.

12                                  Deferred revenue

	As of December 31,
	2017	2018

Deferred revenue, current	33,037	27,191

13                                  Accrued liabilities and other liabilities

Accrued liabilities and other liabilities consist of the following:

	As of December 31,
	2017	2018

Current
Rebates payable to customers	3,257	2,209
VAT and other taxes payable	2,659	3,548
Security deposit received from customers	686	551
Accrued employee benefits	2,741	3,980
Accrued professional fees	4,167	3,359
Accrued marketing and hosting expense	1,831	1,342
Others	788	1,359
	16,129	16,348

Non-current
Deferred other income	—	673

14                                  Bank borrowings

	As of December 31,
	2017	2018

1-year revolving loan denominated in RMB (Note (i), (v))	7,603	—
Half-year revolving loans denominated in RMB (Note (i), (ii), (v))	—	9,439
1-year revolving loan denominated in US$ (Note (iii))	2,800	—
2-year demand loan agreement denominated in US$ (Note (iv))	83	—
	10,486	9,439

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

14                                  Bank borrowings (Continued)

Note:

(i)                                     On December 27, 2017, the Company, through its PRC subsidiaries, renewed a one-year revolving loan agreement with a bank amounting to RMB50 million (equivalent to US$7,603). The interest rate of this loan facility was the benchmark interest rate determined by the People’s Bank of China for loans over one year granted by financial institutions plus 1.65% per annum. This loan was subsequently renewed for one year in December 2018 of limit up to RMB70 million. Out of this loan facility, the PRC subsidiaries had utilized RMB50 million (equivalent to US$7,261) at the interest rate determined by the People’s Bank of China for loans over half year granted by financial institutions plus 2.65% per annum.

(ii)                                  On September 21, 2018, the Company, through a PRC subsidiary, entered into a half-year revolving loan agreement with a bank of limit up to RMB30 million. Out of this loan facility, the PRC subsidiary had utilized RMB15 million (equivalent to US$2,178). The Company provides corporate guarantee and accounts receivable as pledge to secure the obligations under this revolving loan. The interest rate of this loan facility was the benchmark interest rate determined by the People’s Bank of China for loans over half year granted by financial institutions plus 2.65% per annum.

(iii)                               On December 21, 2016, the Company, through a Hong Kong subsidiary, renewed a one-year loan facility agreement with a bank amounting to US$3,000. Out of this loan facility, the Hong Kong subsidiary had utilized US$2,800 as of December 31, 2017. The interest rate of this short-term loan facility was determined by three-month LIBOR plus 5.55% for the year ended December 31, 2017. The loan was repaid on December 20, 2018.

(iv)                              On January 20, 2016, the Company, through a Hong Kong subsidiary, entered into a two-year loan agreement with a bank amounting to US$2,000. Out of this loan facility, the Hong Kong subsidiaries had utilized US$83 as of December 31, 2017. The interest rate of this loan was the benchmark interest rate determined by three-month LIBOR plus 7.00% per annum. The bank facility agreement includes repayable on demand clauses such that the bank borrowing are classified as current liabilities as of December 31, 2017. The loan was repaid on January 20, 2018.

(v)                                 As of December 31, 2017 and 2018, certain financial covenants (minimum monthly adjusted quick ratio and minimum quarterly EBITDA as defined in the banking facilities agreements) as set out in these loan agreements have been breached. The relevant subsidiaries have obtained waiver letters for waiving the requirements to meet the financial covenants. As of the date of this report, the bank cannot demand for immediate repayment.

(vi)                              In March 2017, the Company entered into a facility agreement for working capital loans with a bank, which provides for a RMB30 million (equivalent to approximately US$4.3 million) 18-month revolving loan. The Company provide corporate guarantee and accounts receivable as pledge to secure the obligations under this revolving loan. The interest rate of this loan facility is fixed at 5.75% per annum. As of December 31, 2017 and 2018, the Company had not drawn down under this revolving loan.

The weighted average interest rate for bank loans outstanding as of December 31, 2017 and 2018 was 6.33% and 7.00% per annum, respectively. Other than those shown above, the Company did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2017 and 2018.

15                                  Convertible notes at fair value

On September 12, 2018, the Company issued US$30,000 of zero-coupon convertible notes (“the Notes”) at par. The Notes mature on September 12, 2023 and are non-interest bearing, unless the Notes are redeemed or repaid upon the occurrence of events of default or relevant events as defined in the agreement whereby an interest of 5% per annum would be charged. The Company considers the likelihood of occurrence of events or relevant events as defined in the agreement to be remote.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

15                                  Convertible notes at fair value (Continued)

Holder of the Notes has the option to convert the Notes at any time on or after October 22, 2018 up to the close of business of the maturity date (the “Conversion Period”). Any outstanding principal amount not converted within the Conversion Period will mandatorily be converted on the maturity date. The Notes can be converted into the Company’s ADSs at an conversion price of 92% of the lowest of (i) the volume weighted average prices (“VWAP”) of the ADSs over the period from the issue date to the conversion date, (ii) the VWAP of the ADSs over the five trading day period preceding the conversion date, and (iii) a fixed price of USD8. Notwithstanding the foregoing, in no event will the Conversion Price be less than USD2.78. The Company will not issue any fractional ADSs upon conversion of the Notes and will instead pay cash in lieu of any fractional ADSs deliverable upon conversion.

If the VWAP of ADSs on the conversion date is lower than that on September 12, 2018, the Company may make an election to settle in whole by paying the holder of the Notes a cash alternative amount (which is equivalent to principal amount to be converted divided by 92%).

Notwithstanding anything to the contrary in the Notes, no ordinary shares (including ordinary shares represented by ADSs) will be delivered to the Notes holder if such delivery would result in the aggregate number of ordinary shares (including ordinary shares represented by ADSs) to be delivered taken together with the aggregate number of ordinary shares delivered by the Company since the issue date to exceed 19.9% of the Company’s outstanding common stock as of the issue date (the “Share Cap”). In such event, the Company’s obligation will be satisfied by delivering the maximum number of ADSs such that the delivery does not exceed the Share Cap and any portion of the principal amount that is not so converted will be settled by the Company by paying the cash settlement amount (“Cash Settlement Amount”) to such converting holder. The Cash Settlement Amount is the remaining amount divided by 92%.

Concurrently with the issuance of the Notes, the Company offered a put option to the holder of the Notes, whereby the holder has the right to require the Company to repurchase all of the outstanding Notes for cash at a price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to the repurchase date in case of the occurrence of any of the relevant events as defined in the agreement prior to the maturity date. The Company considers the likelihood of occurrence of such relevant events to be remote. The Company also concluded that the feature of contingent put options being considered clearly and closely related to its debt host does not need to be considered as an embedded derivative to be bifurcated.

For both the convertible debt and conversion option which are recognized as financial liabilities, the Company has elected the fair value option under ASC 825-10 to measure the entire instrument at fair value with realized or unrealized gains and losses recorded in the consolidated statements of comprehensive loss. Also, ASC 825-10-25-11 requires financial instrument that is legally a single contract not to be separated into parts for purposes of applying the fair value option.

Issuance costs related to the Notes for which the fair value option is elected amounting to US$2,190 have been recognized in earnings as incurred and not deferred in accordance with ASC 825-10-25-3.

The fair value of the Notes was determined using a Monte Carlo simulation with the key assumptions being volatility of 44.32% and risk-free interest rate of 2.52%. The volatility was based on the implied historical volatility of certain comparable companies. The risk-free interest rate is equal to the yield, as of the measurement date, of the zero-coupon U.S. Treasury bill that is commensurate with the remaining period until the maturity of the Notes.

16                                  Redeemable convertible preferred shares

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

16                                  Redeemable convertible preferred shares (Continued)

Series A preferred shares (Continued)

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

The Company was also obligated to issue additional Series D preferred shares to Investor D at no consideration, the total number of which is based on a formula stipulated in the agreement, if the gross billing of the Group as defined in the Series D Agreement for the year ended December 31, 2017 is less than US$85,000. Considering the gross billing of the Group as defined in the Series D Agreement for the year ended December 31, 2017 was more than US$85,000, no additional Series D preferred shares were issued.

In December 2017, Series D preferred shares had been automatically converted into 2,493,018 Class A ordinary shares after closing of IPO.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

16                                  Redeemable convertible preferred shares (Continued)

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

16                                  Redeemable convertible preferred shares (Continued)

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

The Company has determined that there was no BCF attributable to the Series A, A-1, B, B-1, C, D and E preferred shares because the accounting conversion of these preferred shares upon issuance were higher than the fair value of the Company’s ordinary shares as determined by the Company with the assistance from an independent valuation.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

16                                  Redeemable convertible preferred shares (Continued)

Anti-dilution provision (Continued)

In May 2011, the Company issued 457,611 ordinary shares of the Company to Mr. Cong and Mr. Liu in exchange for Mr. Cong and Mr. Liu would procure the grant of an exclusive reseller agreement from Baidu Online Network Technology (Beijing) Co. Ltd. (“Baidu”) for Hong Kong, Macau, Taiwan and Singapore for a period up to December 31, 2012. In accordance with the Series B Agreement, the issuance of the ordinary shares was considered an event which triggered the anti-dilution provision. As a result, the Company was required to issue additional 100,452 ordinary shares and 55,807 Series B preferred shares and to amend the conversion price of Series B preferred share warrants to maintain the original ownership interests of these ordinary shares, preferred shares and preferred shares warrants owned by Investors B. There were no BCF for the issuance of additional Series B preferred shares and the value of the additional ordinary shares and Series B preferred shares issued amounted to US$421 and US$320, respectively, was charged to additional paid-in capital as a deemed dividend.

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

16                                  Redeemable convertible preferred shares (Continued)

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

The Company has determined that the Series A, A-1, B, B-1, C, D and E preferred shares should be classified as mezzanine equity after considering the features of the preferred shares as described above. The conversion features and redemption features as mentioned below, Series A Warrants, Series A-1 Warrants and Series B Warrants are initially measured at its fair value and the initial carrying value for Series A, A-1, B, B-1, C, D and E preferred shares is allocated on a residual basis as the warrants are liability classified. There were no BCF for the Series A, A-1, B, B-1, C, D and E preferred shares.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

16                                  Redeemable convertible preferred shares (Continued)

Redemption right (Continued)

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

In determining the fair value of these preferred shares for purposes of determining the conversion feature and redemption feature as of December 31, 2017, a business valuation of the Company was estimated. Significant factors, assumptions and methodologies used in determining the business valuation include applying the discounted cash flow approach, and such approach involves certain significant estimates which are as follows:

As of December 31,
2017

Terminal growth rate	3.0%
Weighted average cost of capital	18.3%
Growth rate on average spending per customer	3.0% - 19.0%

Series A

	Years ended December 31,
	2017	2018

Beginning balance	5,597	—
Accretion to redemption value	235	—
Conversion to Class A ordinary shares	(5,832)	—
Ending balance	—	—

Series B

	Years ended December 31,
	2017	2018

Beginning balance	9,807	—
Accretion to redemption value	1,427	—
Conversion to Class A ordinary shares	(11,234)	—
Ending balance	—	—

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

16                                  Redeemable convertible preferred shares (Continued)

Series C

	Years ended December 31,
	2017	2018

Beginning balance	10,733	—
Conversion to Class A ordinary shares	(10,733)	—
Ending balance	—	—

Series D

	Years ended December 31,
	2017	2018

Beginning balance	43,956	—
Gain from wavier on anti-dilution	(632)	—
Conversion to Class A ordinary shares	(43,324)	—
Ending balance	—	—

Series E

	Years ended December 31,
	2017	2018

Beginning balance	18,845	—
Issuance of preferred shares	—	—
Conversion to Class A ordinary shares	(18,845)	—
Ending balance	—	—

17                                  Redeemable ordinary shares

On December 30, 2014, concurrent with the issuance of Series D preferred shares to Investor D, the Company issued 742,320 ordinary shares to Investor D at US$16.17 per share, of which 99,022 shares were transferred from treasury shares held by the Company and 643,298 shares were newly issued shares. The aggregate consideration was US$12,000.

Investor D shall have an option to require the Company to repurchase all of the ordinary shares if a qualified IPO is not consummated by the 2nd anniversary of the closing of sale and purchase of the Series D preferred shares. The redemption price shall equal to the issue price, plus accrued interest at a non-compound interest rate of 12% per annum. In December 2016, the redeemable date of the ordinary shares was further changed to December 28, 2017 upon the completion of Series E Agreement. The change in value of such modification was insignificant.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

18                                  Ordinary shares

The Company’s Memorandum and Articles of Association authorizes the Company to issue 100,000,000 shares of US$0.001 par value per ordinary share as of December 31, 2017 and 2018, respectively. Each ordinary share is entitled to one vote in shareholders meeting of the Company. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, which is subject to the approval by the holders of the number of ordinary shares and Series A, B, C, D and E preferred shares representing a majority of the aggregate voting power of all outstanding shares. As of December 31, 2017 and 2018, there were 26,059,433 and 27,986,700 ordinary shares outstanding, respectively.

At the time the Company adopted the 2010 Employee Share Option Plan (the “2010 Share Option Plan”) and 2018 Post IPO Share Incentive Plan, the Company, together with the then shareholders, also decided to allot ordinary shares with par value of US$0.001 to Arda Holdings Limited (“Arda”), a British Virgin Islands company owned by the Group’s chairman and chief executive officer at no consideration. Arda will only hold these ordinary shares on trust for the benefit of the employees who are under the 2010 Share Option Plan and 2018 Post IPO Share Incentive Plan and the dealing of these ordinary shares is under the direction of the board of directors of the Company. The Company considered Arda to be a variable interest entity as this entity has no equity at risk. The Company further considered that it is the primary beneficiary because the purchase of Arda is to hold treasury shares on behalf of the Company and the dealings of those transactions are under the direction of the Company’s board of directors. Given the structure of this arrangement, while these ordinary shares have been legally issued, they do not bear the attributes of unrestricted, issued and outstanding shares. Therefore, the ordinary shares issued to Arda are accounted for as treasury shares of the Company until these ordinary shares are earned by the Company’s employees, officers, directors or consultants for service provided to the Group. The Company allotted 627,811 shares during the year the 2010 Share Option Plan was adopted. No additional shares have been allotted during the years ended December 31, 2016, 2017 and 2018 to Arda. Arda does not hold any other assets or liabilities as at December 31, 2017 and 2018, nor earn any income nor incur any expenses for the years ended December 31, 2016, 2017 and 2018.

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

As of December 31, 2018, the Company is authorized to issue 100,000,000 shares of US$0.001 par value per ordinary share, out of which 80,000,000 shares are Class A ordinary shares and 20,000,000 shares are Class B ordinary shares.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

19                                  Repurchase of shares

In November 2018, the board of directors of the Company authorized a share repurchase program (the “Repurchase Program”) whereby the Company may repurchase up to US$10,000 of the common shares or ADSs of the Company from November 28, 2018 to November 27, 2019. The share repurchases may be made on the open market at prevailing market prices, in negotiated transactions off the market, and/or in other legally permissible means from time to time as market conditions warrant in compliance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, at times and in such amounts as the Company deems appropriate. The Company has publicly announced the Repurchase Program on November 28, 2018.

The following table is a summary of the shares repurchased by the Company during 2018 under the share repurchase program. No shares were repurchased during 2018 except during the month indicated and all shares were purchased through publicly purchasing from the open market pursuant to the share repurchase program.

Period	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Average Price Paid Per ADS

December 20, 2018	10,000	3.7175
For the year ended December 31, 2018	10,000

During the years ended December 31, 2016, 2017 and 2018, nil, nil and 10,000 ADSs were repurchased at an aggregate consideration of US$nil, US$nil and US$37 under the Repurchase Program. The remaining unused amount of US$9,963 will no longer be available for repurchase after November 27, 2019.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

20                                  Share-based compensation

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

During the years ended December 31, 2016, 2017 and 2018, the Company granted share options to non-employees, employees, officers and directors of the Group. These options were granted with exercise prices denominated in the US$, which is the functional currency of the Company. The table below sets forth information regarding share options granted over the years:

Grant Date	Number of share options	Term (year)	Vesting period (year)	Exercise price at grant date (US$)

April 1, 2016	32,200	10.25	4.00	20.0000
April 1, 2016	79,116	10.25	4.00	6.0000
July 1, 2016	10,000	10.00	4.00	20.0000
July 1, 2016	1,000	10.00	4.00	12.0000
January 1, 2017	4,400	10.01	4.00	20.0000
January 1, 2017 (Note ii)	180,000	10.01	1.67	0.0010
January 1, 2017	100,800	10.01	4.00	8.1290
April 1, 2017	5,000	10.01	4.00	12.0000
July 1, 2017	12,000	8.51	2.50	8.1290

(i)                                     The Company modified certain terms of the options in 2017 previously granted on February 1, 2015, which these modifications were related to either the vesting period or the exercise price. The incremental costs resulting from such modifications were assessed to be insignificant.

(ii)                                  The Company modified certain terms of the options in 2018 previously granted on January 1, 2015 and January 1, 2017, respectively, which these modifications were related to the vesting period and the exercise price. The incremental costs recognized as share-based compensation expense during the year ended December 31, 2018 resulting from such modifications were US$1,495.

The following table summarizes the share option activity for the years ended December 31, 2016, 2017 and 2018:

	Number of	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual life	Aggregate intrinsic value
	share options	US$	US$	years	US$’000

At January 1, 2016	1,592,443	4.90		8.58	23,641
Granted	122,316	10.42	13.81
Exercised	(68,135)	2.51
Forfeited	(154,439)	7.14
At December 31, 2016	1,492,185	5.23		7.80	18,631
Vested and expected to vest at December 31, 2016	1,083,293	4.25	9.64	7.15	14,494
Exercisable to vest at December 31, 2016	928,597	3.68	10.77	7.44	12,615

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

20                                  Share-based compensation (Continued)

(a)                                 Share option plan (Continued)

The following table summarizes the share option activity for the years ended December 31, 2016, 2017 and 2018: (Continued)

	Number of	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual life	Aggregate intrinsic value
	share options	US$	US$	years	US$’000

At January 1, 2017	1,492,185	5.23		7.80	18,631
Granted	302,200	8.37	11.67
Exercised	(25,898)	2.37
Forfeited	(225,911)	7.34
At December 31, 2017	1,542,576	5.62		7.24	19,387
Vested and expected to vest at December 31, 2017	1,199,712	4.75	10.71	6.55	16,081
Exercisable to vest at December 31, 2017	1,118,812	4.72	11.35	6.87	15,035

At January 1, 2018	1,542,576	5.62		7.24	19,387
Exercised	(503,712)	1.28
Forfeited	(130,455)	9.19
At December 31, 2018	908,409	7.52		6.27	2,724
Vested and expected to vest at December 31, 2018	862,372	4.69	11.39	5.58	2,793
Exercisable to vest at December 31, 2018	823,341	4.52	12.02	5.88	2,634

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates. Based upon the Company’s historical and expected forfeitures for share options granted, the directors of the Company estimated that its future forfeiture rate would be 6% and 11% for employees and 23% and 17% for senior management in 2017 and 2018, respectively.

The aggregate intrinsic value in the table above represents the difference between the estimated fair value of the Company’s ordinary shares as of December 31, 2017 and 2018 and the exercise price.

All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized based on the vesting schedule over the requisite service period. Total fair values of options vested and recognized as expenses as of December 31, 2016, 2017 and 2018 were US$3,688, US$3,681 and US$5,349 respectively.

As of December 31, 2017 and 2018, there were 150,000 share options granted to certain employees which the vesting was subject to the earlier occurrence of any of the following events, either: the Company being approved to be listed on a stock exchange with an expected market capitalization of no less than US$500,000; or (ii) a merger or acquisition of the Company or any of its subsidiaries at a valuation of US$500,000 or above in which the shareholders of the Company shall no longer hold a majority of the outstanding shares of the surviving corporation. None of the options were vested as of December 31, 2017 and 2018.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

20                                  Share-based compensation (Continued)

(a)                                 Share option plan (Continued)

As of December 31, 2017 and 2018, there were US$4,666 and US$921 of unrecognized share-based compensation expenses related to share options, which were expected to be recognized over a weighted-average vesting period of 2.04 and 1.14 years, respectively. To the extent the actual forfeiture rate is different from the Company’s estimate, the actual share-based compensation related to these awards may be different from the expectation.

The binomial option pricing model is used to determine the fair value of the share options granted to employees and non-employees. The fair values of share options granted/modified during the years ended December 31, 2016, 2017 and 2018 were estimated using the following assumptions:

Date	Risk-free interest rate (Note i)	Dividend yield (Note ii)	Volatility rate (Note iii)	Expected term (in years) (Note iv)

Granted during the years ended December 31, 2016 and 2017:
April 1, 2016	2.00%	0%	49.37%	NA
July 1, 2016	1.62%	0%	50.52%	NA
January 1, 2017	2.67%	0%	50.75%	NA
April 1, 2017	2.59%	0%	50.79%	NA
July 1, 2017	2.35%	0%	47.59%	NA

Modified during the year ended December 31, 2018:
September 1, 2018 (Note v)	2.83%	0%	42.72%	NA
September 1, 2018 (Note vi)	2.92%	0%	44.65%	NA

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

(v)                                 It refers to the modification of options previously granted on January 1, 2015.

(vi)                              It refers to the modification of options previously granted on January 1, 2017.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

20                                  Share-based compensation (Continued)

(b)                                 Post-IPO share incentive plan

The Company’s post-IPO share incentive plan provides for the grant of incentive share options and RSUs to the Company’s employees, officers, directors or consultants. The Company’s board of directors administers the post-IPO share incentive plan, selects the individuals to whom options and RSUs will be granted, determines the number of options and RSUs to be granted, and the term and exercise price of each option and RSU.

During the year ended December 31, 2018, the Company granted RSUs to non-employees, employees, officers and directors of the Group. The table below sets forth information regarding RSUs granted during the year ended December 31, 2018:

Grant Date	Number of RSUs	Vesting period (year)

September 1, 2018 (Note i)	514,991	0.01
September 17, 2018 (Note i)	53,686	0.03
September 17, 2018 (Note vi)	23,452	0.29
October 25, 2018 (Note i)	100,000	0.02
October 25, 2018 (Note vi)	5,000	0.18
October 29, 2018 (Note vi)	431,760	0.01
October 25, 2018 (Note vi)	138,855	0.00
October 25, 2018 (Note iii)	105,000	3.19
October 25, 2018 (Note iii)	37,500	2.19
October 25, 2018 (Note v)	75,000	—
December 14, 2018 (Note viii)	50,000	2.00
July 1, 2018 (Note iv)	22,000	3.50
July 1, 2018 (Note iv)	118,020	4.00
October 1, 2018 (Note iv)	1,800	4.00
July 1, 2018 (Note vii)	260,810	0.49
July 1, 2018 (Note vii)	12,500	0.54

Notes:

(i)	These RSUs were granted to non-employees for their past services and immediately vested on grant date.

(ii)	These RSUs were granted to employees for their past services and immediately vested on the grant date.

(iii)	These RSUs were scheduled to be vested over two to three years on a monthly basis.

(iv)

These RSUs were scheduled to be vested over four years. One-fourth of the awards shall be vested upon the end of the first semi-anniversary dates of the grants or the first anniversary dates of the grants, and the remaining of the awards shall be vested on straight-line basis at the end of the remaining anniversary years.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

20                                  Share-based compensation (Continued)

(b)                                 Post-IPO share incentive plan (Continued)

(v)                                 On October 25, 2018, the Company authorized and communicated the issuance of RSUs to an officer of the Company which are subject to certain market conditions based on achievement of average closing stock prices. The Company determines the grant-date fair value of these RSUs using the Monte Carlo simulation model utilizes multiple input variables to determine the stock-based compensation expense. The fair value of these RSUs were US$5, as determined using a Monte Carlo simulation with the following assumptions: a historical volatility of 37.02%, 0% dividend yield and a risk-free interest rate of 2.90%. The historical volatility was based on the average volatility of the comparable companies for the most recent 2-year period. The stock price projection for the Company assumes a 0% dividend yield. This is mathematically equivalent to reinvesting dividends in the issuing entity over the performance period. The risk-free interest rate is equal to the yield, as of the measurement date, of the zero-coupon U.S. Treasury bill that is commensurate with the remaining performance measurement period. None of these RSUs were forfeited or expired during the year ended December 31, 2018.

(vi)                              These RSUs were granted to non-employees for their past services and vested within one year.

(vii)                           These RSUs were granted to employees for their past services and vested within one year.

(viii)                      This RSU was granted to a non-employee for his service and vest over two years on a quarterly basis starting from the service inception date on January 1, 2019.

The following table summarizes the activity of the service-based RSUs for the year ended December 31, 2018:

	Number of RSUs	Weighted average grant date fair value

At January 1, 2018	—	—
Granted	1,950,374	8.72
Vested	(1,569,792)	9.94
Forfeited	(4,310)	12.70
At December 31, 2018	376,272	8.02

Vested and expected to vest at December 31, 2018	376,272	8.02

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates. Based upon the Company’s expected forfeitures for RSUs granted, the directors of the Company estimated that its future forfeiture rate would be 1% for employees and 0% for non-employees in 2018.

All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized based on the vesting schedule over the requisite service period. Total fair values and intrinsic value of RSUs vested and recognized as expenses as of December 31, 2018 were US$14,330.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

20                                  Share-based compensation (Continued)

(c)                                  Issuance of shares to certain employees with performance conditions

On December 28, 2016, the Company authorized and communicated the issuance of restricted ordinary shares of 1,068,114 and 801,086 of the Company to certain employees upon fulfillment of certain performance conditions (mainly financial performance related) for the fiscal years of 2017 and 2018, respectively and these employees have to be remained employed by the Company. Considering the likelihood of achieving the performance conditions are not probable as of December 31, 2017 and 2018, no share-based compensation expense has been recorded. Total fair value of these shares were US$32,869. Significant factors, assumptions and methodologies used in determining the business valuation include applying the discounted cash flow approach, and such approach involves certain significant estimates. They are terminal growth rate of 3.0%, weighted average cost of capital of 18.3% and growth rate on average spending per customer ranges from 3.0% to 19.0%. All these restricted ordinary shares were forfeited and expired as of December 31, 2018.

(d)                                 Issuance of shares to certain employees

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

Total compensation costs recognized for the years ended December 31, 2016, 2017 and 2018 are as follows:

	For the years ended December 31,
	2016	2017	2018

Cost of revenues	52	49	347
Research and development	985	937	6,587
Sales and marketing	2,160	2,179	4,811
General and administrative	18,047	1,907	7,934
Total	21,244	5,072	19,679

21                                  Other (losses)/gains, net

	For the years ended December 31,
	2016	2017	2018

Net exchange (loss)/gain	(1,147)	1,257	(857)
Forfeiture of advances from customers (Note (i))	—	432	1,088
Gain on bargain purchase	—	—	285
Others	65	152	171
Total	(1,082)	1,841	687

Note:

(i)                                     The forefeited advances from customers are recognized as other gains when the contractual obligation of the Company to provide the agreed services no longer existed legally due to passage of time.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

22                                  Income tax

(i)                                     Cayman Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(ii)                                  Hong Kong profits tax

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for the years ended December 31, 2016, 2017 and 2018.

(iii)                               PRC Enterprise Income Tax (“EIT”)

The Company’s subsidiaries, VIE and VIE’s subsidiaries in the PRC are governed by the Enterprise Income Tax Law (“EIT Law”). Pursuant to the EIT Law and its implementation rules, enterprises in the PRC are generally subjected to tax at a statutory rate of 25%.

High and new technology enterprises (“HNTE”) will enjoy a preferential enterprise income tax rate of 15% under the EIT Law. OptAim WFOE, the Company’s subsidiary in the PRC, which is qualified as a HNTE under the EIT Law, is eligible for a preferential enterprise income tax rate of 15% for the period from 2018 to 2020, so long as it obtains approval from relevant tax authority if it is profitable during the period.

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

Although there are undistributed earnings of the Company’s subsidiaries in the PRC that are available for distribution to the Company, the undistributed earnings of the Company’s subsidiaries located in the PRC are considered to be indefinitely reinvested, because the Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2017 and 2018. The undistributed earnings from the Company’s subsidiaries in the PRC as of December 31, 2017 and 2018 amounted US$330 and US$1,610 would be due if these earnings were remitted as dividends as of December 31, 2017 and 2018. An estimated foreign withholding taxes of US$17 and US$81 would be due if these earnings were remitted as dividends as of December 31, 2017 and 2018, respectively.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive loss are as follows:

	For the years ended December 31,
	2016	2017	2018

Current income tax expense	1,283	1,262	1,561
Deferred tax benefits	(1,061)	(714)	(906)
Income tax expense	222	548	655

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

22                                  Income tax (Continued)

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2017 and 2018 are as follows:

	As of December 31,
	2017	2018

Deferred tax assets
Tax losses carried forward	7,573	6,385
Share-based payments	850	884
Temporary difference on deferred income	—	269
Less: Valuation allowance (Note (a))	(7,573)	(6,385)
	850	1,153

Deferred tax liabilities
Acquired intangible assets	(2,638)	(1,760)
Outside basis difference (Note (b))	(486)	(1,004)
Others	(35)	(30)
	(3,159)	(2,794)

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

Movement of valuation allowance is as follows:

	For the years ended December 31,
	2017	2018

Beginning balance	6,838	7,573
Additions	735	199
Reversals (Note i)	—	(1,387)
Ending balance	7,573	6,385

Note:

(i)                                     The reversals comprise of tax loss carryforwards which were expired in 2018 and tax loss carryforwards which were utilized to offset taxable income during the year ended December 31, 2018.

(b)                                 The deferred tax liabilities are recorded for the undistributed earnings in the Group’s VIE and its subsidiaries.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

22                                  Income tax (Continued)

Tax loss carryforwards

As of December 31, 2018, the Group had tax loss carryforwards of approximately US$26,911, which can be carried forward to offset future taxable income. The net operating tax loss carryforwards will begin to expire as follows:

As of December 31,
2018

2020	6,270
2021	7,856
2022	8,356
2023	398
Tax loss with no expiry	4,031
26,911

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2012 to 2018 remain subject to examination by the tax authorities. There were no ongoing examinations by tax authorities as of December 31, 2017 and 2018.

Reconciliation between the expense of income taxes computed by applying the statutory tax rates to loss before income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2016	2017	2018

Tax benefit calculated at statutory tax rates (Note i)	(4,509)	(3,972)	(7,989)
Effect of differences between statutory tax rates and foreign effective tax rates	213	(1,172)	2,804
Non-taxable other income	(738)	(275)	(274)
Non-deductible expenses (Note ii)	4,208	4,861	6,784
Valuation allowance	1,034	735	(1,188)
Outside basis difference (Note iii)	—	486	518
Others	14	(115)	—
Income tax expense	222	548	655

Note:

(i)                                     The Group’s major operation during the years ended December 31, 2016 and 2017 was conducted in Hong Kong. Accordingly, the Group prepared its tax rate reconciliation starting with the Hong Kong statutory tax rate for the years ended December 31, 2016 and 2017. The Group’s major operation during the year ended December 31, 2018 was conducted in the PRC. Accordingly, the Group prepared its tax rate reconciliation starting with the PRC statutory tax rate during the year ended December 31, 2018.

(ii)                                  Non-deductible expenses were mainly related to share-based compensation expenses, fair value losses on derivative liabilities and fair value losses on convertible notes.

(iii)                               Outside basis difference is related to undistributed earnings in the Group’s VIE and its subsidiaries.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

23                                  Basic and diluted net loss per share

Basic and diluted net loss per share for the years ended December 31, 2016, 2017 and 2018 are calculated as follows:

	For the years ended December 31,
	2016	2017	2018

Numerator:
Net loss attributable to ordinary shareholders of the Company	(27,330)	(24,619)	(32,409)
Accretion of convertible redeemable preferred shares redemption value	(773)	(1,662)	—
Accretion to redeemable ordinary shares redemption value	(1,556)	(3,650)	—
Numerator of basic net loss per share	(29,659)	(29,931)	(32,409)

Denominator:
Denominator for basic and diluted net loss per share - weighted average shares outstanding	13,151,063	13,931,503	26,452,409
Basic net loss per share	(2.26)	(2.15)	(1.23)
Diluted net loss per share	(2.26)	(2.15)	(1.23)

The Company’s preferred shares are participating securities and as such would be included in the calculation of basic earnings per share under the two-class method. According to the contractual terms of the preferred shares, the preferred shares do not have a contractual obligation to share in the losses of the Company. Therefore no loss was allocated to the preferred shares in the computation of basic loss per share for the years ended December 31, 2016, 2017 and 2018.

The preferred shares, redeemable ordinary shares, share options, RSUs and convertible notes were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect.

The following ordinary share equivalents were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	As of December 31,
	2016	2017	2018

Preferred shares — weighted average (thousands)	8,469	—	—
Share options and RSUs — weighted average (thousands)	1,091	1,071	505
Redeemable ordinary shares — weighted average (thousands)	742	—	—
Convertible notes — weighted average (thousands)	—	—	929

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

24                                  Related party transactions

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2018:

Related party	Relationship with the Company

Aladdin Fintech Company Limited	An entity controlled by a director of the Company

(a)                                 The Group entered into the following transactions with the major related parties:

	For the years ended December 31,
Transactions	2016	2017	2018

Net revenues:
Platform development fee income, license fee income and maintenance services income from Aladdin Fintech Company Limited	—	—	500

Revenues from the related party represented 0.3% of total net revenues of the Group for the year ended December 31, 2018

(b)                                 The Group had the following balance with the related party:

	As of December 31,
	2017	2018

Accounts receivable from Aladdin Fintech Company Limited	—	350

As of December 31, 2018, the balance with the related party related to outstanding receivables of platform development fee income, license fee income and maintenance services income, which represented 0.5% of the Group’s total accounts receivable.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

25                                  Segment

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

	For the years ended December 31,
	2016	2017	2018

PRC	71,214	105,380	141,926
Hong Kong	22,766	18,287	17,004
Others	1,377	1,591	1,087
	95,357	125,258	160,017

The Group’s long-lived assets are located in the following countries:

	As of December 31,
	2017	2018

PRC	858	231
Hong Kong	300	92
Others	7	6
	1,165	329

26                                  Commitments and contingencies

(a)                                 Operating lease commitments

The Group leases facilities under non-cancellable operating leases expiring on different dates. The terms of substantially all of these leases are two years or less. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

Total office rental expenses under all operating leases were US$3,024, US$1,862 and US$2,737 for the years ended December 31, 2016, 2017 and 2018, respectively.

As of December 31, 2018, future minimum payments under non-cancellable operating leases for office rental consist of the following:

2019	1,763
2020	1,099
2021	558
3,420

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

26                                  Commitments and contingencies (Continued)

(b)                                 Purchase commitments

As of December 31, 2017 and 2018, no purchase commitments were related to the purchase of space for its online marketing services.

(c)                                  Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of December 31, 2017 and 2018, the Group is not a party to any legal or administrative proceedings which will have a material adverse effect on the Group’s business, financial position, results of operations and cash flows.

27                                  Subsequent event

On January 1, 2019, the Group has completed an investment in 34.38% equity interest of Changyi (Shanghai) Information Technology Co., Ltd. (“Changyi”), a company incorporated in the PRC and an independent software vendor based in Shanghai, the PRC, at a total cash consideration of RMB42.6 million (equivalent to approximately US$6,187). Changyi became a subsidiary of the Company effective from January 1, 2019 as the Company has established control over Changyi through certain shareholder agreements. Other shareholders of Changyi expects the operating effectiveness brought about by the control over Changyi by the Company to be of their best interests. Based on the preliminary assessment performed, the Group expects to record this acquisition as a business combination accounted for using the acquisition method of accounting. The Group is in the process of finalizing the assessment on the accounting treatment of this acquisition and the resulting impact to the consolidated financial statements of the Group.

28                                  Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiary, VIE and its subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s subsidiary and the VIE in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiaries, VIE and its subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. There are no significant differences between US GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiary in the PRC and the VIE. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries, VIE and its subsidiaries to satisfy any obligations of the Company.

As of December 31, 2017 and 2018, the total restricted net assets of the Company’s subsidiaries and OptAim VIE incorporated in the PRC and subjected to restriction amounted to approximately US$9,631 and US$65,659, respectively. Except for the above there is no other restriction on the use of proceeds generated by the Company’s subsidiaries, VIE and VIE’s subsidiaries to satisfy any obligations of the Company.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

ADDITIONAL INFORMATION: CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

Rules 12-04(a) and 4-08(e)(3) of Regulation S-X require condensed financial information as to the financial position, cash flows and results of operations of a parent company as of and for the same periods for which the audited consolidated financial statements have been presented when the restricted net assets of the consolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.

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

As of December 31, 2017 and 2018, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Inter-company charges, share-based compensation and other miscellaneous expenses for the years ended December 31, 2016, 2017 and 2018, which were previously recognized at the parent company level, had been pushed down to the WFOE/VIE level given the majority of services were provided to the WFOE/VIE entities.

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONDENSED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2018

(US$’000, except share data and per share data, or otherwise noted)

	As of December 31,
	2017	2018

Assets
Current assets
Cash and cash equivalents	6,440	2,132
Amounts due from subsidiaries and VIEs	74,193	98,829
Other assets	1,194	929
Total current assets	81,827	101,890

Non-current assets
Deferred tax assets	—	269
Investments in subsidiaries and VIEs	41,407	40,759
Long-term investment	—	503
Total non-current assets	41,407	41,531

Total assets	123,234	143,421

Liabilities and shareholders’ equity
Current liabilities
Accrued liabilities and other current liabilities	3,250	2,586
Convertible notes at fair value	—	34,837
Total current liabilities	3,250	37,423

Non-current liability
Other liabilities	—	673
Total non-current liability	—	673

Total liabilities	3,250	38,096

Commitments and contingencies	—	—

Shareholders’ equity
Ordinary shares	26	28
Treasury shares	(2,093)	(576)
Other shareholders’ equity	122,051	105,873
Total shareholders’ equity	119,984	105,325
Total liabilities and shareholders’ equity	123,234	143,421

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(US$’000, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2016	2017	2018

Operating expenses
General and administrative expenses	(21,655)	(6,928)	(27,643)
Total operating expenses	(21,655)	(6,928)	(27,643)

Operating loss
Other gains/(losses), net	145	(116)	403
Fair value gains/(losses) on derivative liabilities	3,995	(10,190)	—
Fair value losses on convertible notes	—	—	(4,837)
Loss from subsidiaries and VIEs	(9,815)	(7,385)	(264)
Loss before income tax expense	(27,330)	(24,619)	(32,341)
Income tax expense	—	—	(68)
Net loss attributable to iClick Interactive Asia Group Limited	(27,330)	(24,619)	(32,409)
Accretion to convertible redeemable preferred shares redemption value	(773)	(1,662)	—
Accretion to redeemable ordinary shares redemption value	(1,556)	(3,650)	—
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(29,659)	(29,931)	(32,409)

Net loss attributable to iClick Interactive Asia Group Limited	(27,330)	(24,619)	(32,409)
Other comprehensive loss:
Foreign currency translation adjustment, net of tax	(139)	(79)	(2,547)
Comprehensive loss attributable to iClick Interactive Asia Group Limited	(27,469)	(24,698)	(34,956)

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(US$’000, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2016	2017	2018

Cash flows from operating activities:
Net cash used in operating activities	(8,083)	(34,030)	(32,234)

Cash flows from investing activities:
Increase in long-term investment	—	—	(503)
Net cash used in investing activities	—	—	(503)

Cash flows from financing activities:
Proceeds from issuance of Series E convertible redeemable preferred shares	20,000	—	—
Proceeds from exercise of share options	171	60	656
Proceeds from issuance of convertible notes	—	—	27,810
Repurchase of ordinary shares	—	—	(37)
Net proceeds from issuance of ordinary shares upon IPO	—	28,405	—
Net cash provided by financing activities	20,171	28,465	28,429

Net increase/(decrease) in cash and cash equivalents	12,088	(5,565)	(4,308)