Form 20-F
period 2019-12-31
iClick Interactive Asia Group Ltd
filed 2020-04-30
CIK 1697818

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

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

Title of each class	Trading Symbol	Name of each exchange on which registered

American Depositary Shares, two representing one Class A ordinary share, par value US$0.001 per share*

*Not for trading, but only in connection with the listing on the Nasdaq Global Market of American depositary shares.

	ICLK	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2019, there were 30,395,051 ordinary shares outstanding, par value $0.001 per share, being the sum of 25,574,443 Class A ordinary shares†  and 4,820,608 Class B ordinary shares.

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

☒ Yes  ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in   Rule 12b-2 of the Exchange Act.:

Large accelerated filer. ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepare its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards†† provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

☐ Yes  ☒  No

† Of the 25,574,443 Class A ordinary shares as of December 31, 2019, (i) 1,472,480 were held by Arda Holdings Limited underlying the options granted but not yet exercised (whether or not they are vested) and the options reserved for issuance under our 2018 Share Incentive Plan, and (ii) 231,936 were held by JPMorgan Chase Bank N.A., our depositary, underlying the unvested restricted share units under our Post-IPO Plan.

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

•	“marketing solutions” refers to mobile marketing solutions and other marketing solutions;
•	mobile apps or websites “covered” refers to the mobile apps or websites from which we are able to receive data to build user profiles;
•	“multinational companies” refer to companies that own or control production of goods or provision of services in one or more countries other than their home countries;
•

“online marketing technology platforms” refers to online marketing platforms which, through a combination of marketing strategies and technologies, assist marketers in optimizing their marketing resources;

•	“ordinary shares” refer to our Class A and Class B ordinary shares, par value US$0.001 per share;
•	“our clients” refers to entities which enter into sales contracts with us and incur spending during the relevant period;
•	“RMB” or “Renminbi” refers to the legal currency of China;
•	“we,” “us,” “our company” and “our” refer to iClick Interactive Asia Group Limited; and
•	“$,” “US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States.

Our financial statements are expressed in the U.S. dollar, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars, and from Hong Kong dollars to U.S. dollars, in this annual report on Form 20-F were made at a rate of RMB6.9618 to US$1.00, and HKD7.7894 to US$1.00, respectively, which were the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 31, 2019. We make no representation that any Renminbi/ Hong Kong dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi/ Hong Kong dollar, as the case may be, at any particular rate, at the respective rate stated above, or at all. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;
•	our ability to maintain and enhance our mobile capabilities;
•	our future business development, financial condition and results of operations;
•	the expected growth of online marketing industry, including online marketing technology industry in China;
•	our expectations regarding demand for and market acceptance of our products and services, including online marketing technology and enterprise solutions;
•	our expectations regarding our clients and other marketers and marketing agencies;
•	our ability to integrate and realize synergies from acquisitions and investments;
•	our plans to invest in our platform, solutions, data analytics capabilities, technology and technology infrastructure;
•	our relationships with our content distribution channel partners;
•	competition in our industry;
•	general economic and business condition in China and elsewhere;
•	relevant government policies and regulations relating to our industry; and
•	the duration of the COVID-19 outbreak and its potential impact on our business and financial performance.

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

Our Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2017, 2018 and 2019, selected consolidated balance sheet data as of December 31, 2018 and 2019 and selected consolidated cash flow data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of comprehensive loss data for the years ended December 31, 2015 and 2016, selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017 and the selected consolidated cash flow data for the years ended December 31, 2015 and 2016 have been derived from our consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

You should read the selected consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(US$ in thousands, except for per share and share data)
Selected Consolidated Statements of Comprehensive Loss:
Net revenues(1)	65,242	95,357	125,258	160,017	199,408
Cost of revenues(1)	(34,531)	(61,048)	(95,733)	(120,897)	(142,703)
Gross profit	30,711	34,309	29,525	39,120	56,705
Operating expenses:
Research and development expenses	(8,106)	(8,584)	(5,778)	(10,737)	(5,574)
Sales and marketing expenses	(31,385)	(28,266)	(25,935)	(32,080)	(42,968)
General and administrative expenses	(12,745)	(26,767)	(12,983)	(23,757)	(20,304)
Total operating expenses	(52,236)	(63,617)	(44,696)	(66,574)	(68,846)
Operating loss	(21,525)	(29,308)	(15,171)	(27,454)	(12,141)
Interest income	—	—	—	421	537
Interest expense	(107)	(713)	(551)	(773)	(1,915)
Other gains/(losses), net	791	(1,082)	1,841	687	2,992
Fair value (losses)/gains on derivative liabilities	(19,390)	3,995	(10,190)	—	—
Fair value (losses)/gains on convertible notes	—	—	—	(4,837)	133
Loss before income tax expense	(40,231)	(27,108)	(24,071)	(31,956)	(10,394)
Income tax benefit/(expenses)	555	(222)	(548)	(655)	(47)
Share of losses from an equity investee	(38)	—	—	—	(408)
Net loss	(39,714)	(27,330)	(24,619)	(32,611)	(10,849)
Net loss attributable to noncontrolling interests	—	—	—	202	1,246
Net loss attributable to iClick Interactive Asia Group Limited	(39,714)	(27,330)	(24,619)	(32,409)	(9,603)
Accretion to convertible redeemable preferred shares redemption value	(2,692)	(773)	(1,662)	—	—
Accretion to redeemable ordinary shares redemption value	(1,982)	(1,556)	(3,650)	—	—
Deemed contribution from Series B-1 preferred shareholders	2,591	—	—	—	—
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(41,797)	(29,659)	(29,931)	(32,409)	(9,603)
Net loss	(39,714)	(27,330)	(24,619)	(32,611)	(10,849)
Other comprehensive loss:
Foreign currency translation adjustment, net of US$nil tax	(129)	(139)	(79)	(2,547)	(1,700)
Comprehensive loss	(39,843)	(27,469)	(24,698)	(35,158)	(12,549)
Comprehensive loss attributable to noncontrolling interests	—	—	—	202	1,334
Comprehensive loss attributable to iClick Interactive Asia Group Limited	(39,843)	(27,469)	(24,698)	(34,956)	(11,215)
Net loss per share attributable to iClick Interactive Asia Group Limited
Basic	(3.58)	(2.26)	(2.15)	(1.23)	(0.34)
Diluted	(3.58)	(2.26)	(2.15)	(1.23)	(0.34)
Weighted average number of ordinary shares used in per share calculation
Basic	11,661,049	13,151,063	13,931,503	26,452,409	28,583,548
Diluted	11,661,049	13,151,063	13,931,503	26,452,409	28,583,548

	As of December 31,
	2015	2016	2017	2018	2019
	(US$ in thousands)
Selected Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	10,395	27,280	19,401	39,828	36,854
Time deposit	—	—	25,000	—	410
Restricted cash	1,000	5,234	—	—	23,852
Short-term investment	1,552	—	—	17,427	—
Accounts receivable, net of allowance for doubtful receivables of US$1,733, US$1,693, US$1,478, US$1,507 and US$3,469 as of December 31, 2015, 2016, 2017, 2018 and 2019, respectively	28,423	30,694	40,798	65,627	143,971
Rebates receivable	3,642	2,250	1,334	4,067	5,603
Prepaid media cost	24,793	34,409	37,784	19,107	25,565
Non-current assets:
Intangible assets, net	19,095	14,804	10,600	7,247	4,418
Goodwill(5)	48,496	48,496	48,496	48,496	65,710
Total assets(2) (5)	146,110	169,640	188,822	207,258	321,516
Liabilities, mezzanine equity and shareholders’ deficit:
Current liabilities(2)/(3)	114,063	126,572	65,679	97,151	203,940
Non-current liabilities(2)/(3)	4,766	2,997	3,159	3,467	3,020
Total liabilities	118,829	129,569	68,838	100,618	206,960
Total mezzanine equity	83,210	104,383	—	—	—
Ordinary shares (13,104,300, 13,609,208, 26,059,433, 27,986,700 and 28,690,635 shares issued and outstanding as of December 31, 2015, 2016, 2017, 2018 and 2019, respectively)	13	14	26	28	29
Total (deficit)/equity(5)	(55,929)	(64,312)	119,984	106,640	114,556
Total liabilities, mezzanine equity and shareholders’ deficit/equity(5)	146,110	169,640	188,822	207,258	321,516

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(US$ in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(9,797)	(3,907)	(13,881)	(15,416)	(30,294)
Net cash (used in)/provided by investing activities	(18,787)	524	(25,165)	8,395	6,762
Net cash (used in)/provided by financing activities	(2,612)	24,564	25,546	27,775	44,804
Effect on exchange rate changes on cash and cash equivalents and restricted cash	(232)	(62)	387	(327)	(394)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(31,196)	21,181	(13,500)	20,754	21,272
Cash and cash equivalents and restricted cash at the beginning of year(4)	42,823	11,395	32,514	19,401	39,828
Cash and cash equivalents and restricted cash at the end of the year(4)	11,395	32,514	19,401	39,828	60,706

(1)

On January 1, 2018, we adopted ASC 606 “Revenue from Contracts with Customers” using the modified retrospective method. The adoption did not have any impact to the accumulated deficit as of January 1, 2018. As a result of the adoption, certain rebates to marketers are presented net of revenues, as opposed to being included in cost of revenues in prior periods.

(2)

We adopted the new leasing guidance (ASU 2016-02) started from January 1, 2019, which requires that a lessee recognize the assets and liabilities that arise from operating leases. We recognized a right-of-use asset and a liability relating to lease payments (the Lease Liability) in the consolidated balance sheets for lease contracts having terms beyond 12 months period. The consolidated financial information related to periods prior to January 1, 2019 was not restated, and continues to be reported under ASC Topic 840—Leases.

(3)

The balance as of December 31, 2015 and 2016 reflects the impact of the retrospective adjustment for the reclassification of current deferred tax liabilities to non-current liabilities following the adoption of ASU No. 2015-17 on January 1, 2017.

(4)

The amounts for the years ended December 31, 2015, 2016 and 2017 reflect the impact of the retrospective adjustment for the presentation of restricted cash with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts in the consolidated statements of cash flows following the adoption of ASU No. 2016-18 on January 1, 2018.

(5)

The balance sheet amounts reflect an entry that was made to increase goodwill and non-controlling interests as of December 31, 2019 in the amount of US$10.6 million to measure non-controlling interests at fair value upon initial recognition on January 1, 2019, being the acquisition date of our subsidiary, Changyi (Shanghai) Information Technology Ltd. The entry was made after we issued our press release to announce 2019 results as furnished Form 6-K on March 31, 2020. The same entry is applicable to the amounts of goodwill and non-controlling interests as of March 31, 2019, June 30, 2019 and September 30, 2019, respectively, as previously disclosed in our press releases to announce 2019 quarterly results as furnished on the Form 6-K on May 29, 2019, August 26, 2019 and November 26, 2019, respectively.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We have experienced fluctuations in growth in recent periods, and our historical growth rates may not be indicative of our future growth.

We have experienced fluctuations in growth in recent periods. We may not be able to sustain our historical growth rates, or at all. You should not consider our historical growth in gross billing and net revenues as indicative of our future performance. Our recent growth was driven by an increase in gross billing from mobile marketing solutions as a result of our strategic focus shifting to capture more market demand in mobile marketing solutions, as well as our newly launched enterprise solutions. In future periods, our gross billing and net revenues could decline or grow more slowly than we expect and the client base optimization may not achieve the benefits as we expected. We believe our business, prospects and results of operations depend on a number of factors, some of which are described in more detail in this section, including our ability to:

•	successfully execute our mobile strategy in the increasingly competitive mobile online marketing segment;
•	successfully integrate our core marketing solutions with our newly launched enterprise solutions;
•	retain existing clients while continuing to optimize our client base;
•	attract new clients and further diversify our client base, including more clients to use our solutions on a self-serve basis and marketers from new industries and geographic regions;
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

We face intense competition for our mobile marketing solutions, and if we fail to maintain and enhance our mobile capabilities, our results of operations could be materially and adversely affected.

Our recent growth was primarily driven by our expansion since 2014 into mobile channels to identify, engage and convert mobile marketing. We have experienced and expect to continue to face intense competition in respect of our mobile marketing solutions. To deliver, maintain and enhance our mobile capabilities, it is important that we further integrate with a wider range of mobile technologies, systems, networks and standards that we do not control. We may not be successful in developing solutions that operate effectively with these technologies, systems, networks or standards. Any of these could have a material adverse effect on our business, prospects and results of operations.

While marketing via non-mobile online channels has been established for several years, marketing via mobile channels, in particular via mobile apps, is a relatively new phenomenon. In light of the rising demand for marketing via mobile apps, mobile app publishers, especially popular mobile app publishers tend to command stronger bargaining power compared to their non-mobile app publisher counterparts. All of these have resulted in a downward pricing pressure on, and increased media costs for, our mobile marketing solutions. Net revenues from our mobile marketing solutions increased significantly, which amounted to US$101.4 million, US$140.4 million and US$171.1 million in 2017, 2018 and 2019, respectively. However, gross margin for our mobile marketing solutions remained relatively low and was 10.4%, 14.6% and 18.7% in 2017, 2018 and 2019, respectively. In addition, the gross margin for our mobile marketing solutions may fluctuate in future. As we continue to prioritize the execution of our mobile strategy and face increasing competition and pricing pressure for our mobile marketing solutions, our profit margin could be materially and adversely affected.

We have incurred net losses in the past and may not achieve profitability in the future.

We incurred net losses of US$24.6 million in 2017, US$32.6 million in 2018 and US$10.8 million in 2019. As of December 31, 2019, we had an accumulated deficit of US$191.0 million. We will need to generate increased revenue levels in future periods to become profitable, and, even if we do, we may not be able to improve our profitability as we intend to continue to expend significant funds to grow our marketing and sales operations, develop and enhance our data analytic capabilities, scale our data center infrastructure and services capabilities and expand into new market segments. Our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenue enough to offset our operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this annual report, and unforeseen expenses, difficulties, complications and delays and other unknown events. If we are unable to achieve or sustain profitability, the market price of our ADSs may significantly decrease.

Our newly launched business, including our enterprise solutions, may not be successful, and we may not successfully integrate our new solutions with existing solutions.

We have been leveraging our data assets and experience and expertise to extend our solutions beyond our core online marketing business. For example, in May 2018, we started to offer enterprise solutions and in January 2019, we made a controlling investment in Changyi (Shanghai) Information Technology Co., Ltd., or Changyi, which further enhances our enterprise solution capabilities. We may not be successful in our newly launched business lines, including enterprise solutions. For example, our data assets and experience and expertise in online marketing may not prove successful for enterprise solutions, and there can be no assurance that we will successfully integrate, utilize and leverage Changyi’s enterprise solution capabilities. In addition, in February 2020, we agreed to make a controlling investment in Optimal Power Limited, a subsidiary wholly owned by Creative Big Limited. As of the date of this annual report, we are still in the process of negotiating and finalizing the terms of a definitive agreement for this investment, and we expect to complete the investment in the second quarter of 2020. As part of the transaction, Creative Big Limited will inject certain premium media licensing assets into Optimal Power Limited covering a number of jurisdictions in Asia-Pacific. While we believe this investment will broaden our content distribution channels and enrich offerings of our online marketing solutions, we cannot assure you that this strategy will be successful or that our online marketing solutions’ financial performance would be improved. If we are unable to successfully, fully integrate any business, product or technology we acquire, our business, financial condition and results of operations may suffer.

Our enterprise solutions are currently primarily established on our cooperation with Tencent Holdings Limited, or Tencent. For example, we help our clients put in place data-management platforms which are currently built primarily on Tencent Cloud and Enterprise WeChat Work. As a result, we rely on the functionality and stability of Tencent’s cloud and Wechat’s infrastructure in providing our enterprise solutions. In addition, we rely on Tencent’s proprietary API connections to gather and analyze customer data and create consumer profiles. Any disruption or termination of this cooperative relationship could deteriorate our ability to operate our newly launched enterprise solutions, which could negatively affect our business, financial condition and results of operations.

In addition, we may face increased competition as we expand into the enterprise solution market. We may face competitions from local companies that are working on enterprise solutions, new cloud computing and artificial intelligence. We may also face potential competition from international SaaS companies, which have longer operating histories, greater financial, technical, marketing, distribution, professional services or other resources and greater name recognition. If we fail to upgrade our technologies and differentiate our enterprise solutions to effectively identify and address clients’ needs, our business, results of operations and prospects could be materially and adversely affected.

We have been making efforts to promote our newly launched enterprise solutions to clients in industries including new retail, online education, real estate and other sectors, including through cross-selling or upselling to existing clients and referral from existing clients. We cannot assure you that these promotion and marketing efforts will be successful. As a result, the success of our enterprise solutions depends on the continued growth of these sectors. In addition, to the extent businesses do not find our enterprise solutions an effective or efficient way of customer management and to the extent there are any potential new developments in their sectors, our enterprise solutions may be less attractive to clients, and our results of operations and business growth prospects may be adversely affected.

We may also face unexpected new risks as we continue to launch new businesses. As a result, we cannot assure you that we will be successful in this new business. If we cannot successfully address new challenges and compete effectively, we may not be able to develop a sufficient client base, recover costs incurred for developing and marketing our new business, and eventually achieve profitability from our new business, and, consequently, our future results of operations and growth prospects may be materially and adversely affected.

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

We derive revenue primarily from four sources and report them on either a net or gross basis: (i) revenue from incentives earned from the website publishers for which we act as a sales agent for their content distribution opportunities, or the sales agency arrangement, which is reported on a net basis, (ii) revenue from performing cost-plus marketing campaigns, which is reported on a net basis; (iii) revenue from performing specified actions marketing campaigns (i.e., a CPM, CPC, CPA, CPS, CPL or ROI basis), which is reported on the gross basis, and (iv) revenue from SaaS products offering under our enterprise solutions business, which is reported on a gross basis and a net basis. Please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Components of Results of Operations—Net Revenues” for more details. The gross profit margins for our sales agency arrangement and cost-plus marketing campaigns are higher than that for our specified action marketing campaigns as cost of revenues for our sales agency arrangement and cost-plus marketing campaigns does not include media cost.

Consequently, an increase in the percentage of gross billing recognized as net revenues from performing specified actions marketing campaigns will have a positive impact on our net revenues and a negative impact on our gross profit margin. On the other hand, an increase in the percentage of gross billing recognized as net revenues from our sales agency arrangement and from performing cost- plus marketing campaigns will have a negative impact on our net revenues and a positive impact on gross profit margin. As the relative percentage of gross billing from incentives earned from the website publisher under our sales agency arrangement and from performing cost-plus marketing campaigns, on the one hand, and from performing specified actions marketing campaigns on the other hand, changes from time to time, the relative proportions of gross billing recognized as net revenues on a gross basis and a net basis also fluctuate, which would consequently impact our net revenues and gross profit margin. Our mobile marketing solutions on one hand, and other marketing solutions, on the other hand, each represent a mixture of revenue recognized on a gross basis and on a net basis and the proportion of each fluctuates from period to period. Therefore our net revenues, net revenues as a percentage of gross billing, gross profit margin and the comparability of our financial results in one period to another may be affected by the relative percentage of gross billing recognized as net revenues on the gross basis and net basis. The relative proportions of gross billing recognized as net revenues on a gross basis and a net basis, are affected by a variety of factors, in particular, the terms of the arrangements with our clients, including whether to conduct their marketing campaigns on a specified-action (i.e., gross) or cost-plus (i.e., net) basis in a particular period, which depends on clients’ needs and goals.

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

Our ability to achieve renewals or marketing campaign contracts and new sales depends on many factors, some of which are out of our control, including:

•	customer satisfaction with our solutions, including any new solutions that we may develop,
•	the competitiveness of our pricing and payment terms for our clients, which may, in turn, be constrained by our capital and financial resources,
•	customer satisfaction with our account managing services,
•	our ability to tailor our solution offerings and delivery and pricing models in accordance with the evolving needs of our clients and end marketers,
•	our ability to expand our data base and solutions to serve marketers in a wider range of industries and geographic regions,
•	our ability to integrate with a wider range of new mobile technologies, systems, networks and standards,
•	mergers, acquisitions or other consolidation among marketers and marketing agencies, and
•	the effects of global economic conditions on spending levels of marketers generally.

Therefore, we cannot assure you that clients that have generated marketing spend on our platform in the past will continue to spend at similar levels or that they will continue to use our platform at all. We may not be able to replace clients which reduce or cease their usage of our platform with new clients that spend similarly on our platform. We have relied on a limited number of clients to generate a significant portion of our revenues. For example, while we did not have any client that contributed to more than 10% of our net revenues in 2017 and 2019, we had one client from the entertainment industry that contributed to 14% of our net revenues in 2018.

In addition, we have started a comprehensive review of the client base especially for other marketing solutions since 2016 to focus on profitability and liquidity. For example, we terminated relationships with certain clients for our other marketing solutions as they had relatively long accounts receivable cycles and yielded relatively low operating profit margins to us. Some of these clients were large marketers and had individually accounted for more than 5% of our annual gross billing historically. As a result, gross billing from our other marketing solutions decreased by 6.6% from US$76.1 million in 2017 to US$71.0 million in 2018 and further by 8.9% to US$64.7 million in 2019. Relatedly, the total number of our marketers decreased by 3.2% from 2,561 in 2017 to 2,479 in 2018. The total number of our marketers increased by 40% from 2018 to 3,481 in 2019, primarily attributable to our increased ability to cater to the growing market demand. However, as we continue to engage in client optimization and review our client base for a more sustainable long-term growth, we cannot assure you that the increase in the total number of marketers will continue.

If our existing clients do not continue to use or increase their use of our platform, or if we are unable to attract sufficient marketing spend on our platform from new clients, our business and results of operations could be materially and adversely affected.

Loss of any marketing agency client may materially and adversely affect our business and results of operations.

We engage third-party marketing agencies to help source and serve some of our marketers. In 2019, we had 3,481 marketers. Among these marketers, 1,793 were represented by our marketing agency clients, which contributed a significant portion of our gross billing and net revenues. We do not have exclusive business arrangement with these marketing agencies. If we lose any marketing agency, we risk losing business from end marketers represented by that agency. In addition, some marketing agencies have their own business arrangements with content distribution channels and can directly connect marketers with such channels. Our business may suffer to the extent that marketing agencies and content distribution channels purchase and sell content distribution opportunities directly from one another or through intermediaries other than us. Loss of marketing agencies as our clients could materially and adversely affect our business and results of operations.

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

Our consistent access to attractive content distribution opportunities is crucial to our business. We primarily rely on third-party content distribution channels to access content distribution opportunities. Our content distribution channels are concentrated and primarily include online and mobile publishers, major search engines and ad exchanges, including those owned or operated by Tencent, Baidu, Google and Alibaba. Media costs for content distribution opportunities on Tencent, Baidu, Google and Alibaba channels in aggregate accounted for 89.1%, 91.1% and 87.4% of our media costs in 2017, 2018 and 2019, respectively. Media costs for content distribution opportunities on our largest and second largest channel partners accounted for 80.8% and 6.6% of our media costs in 2019, respectively. In addition, our contracts with content distribution channels are generally for a period of one year and do not impose long-term obligations requiring them to make their content distribution opportunities available to us on reasonable terms or at all. The loss of access to content distribution opportunities from one of those companies would negatively impact our ability to help marketers reach their audience.

Our ability to source content distribution opportunities from content distribution channels depends in part on our ability to continuously generate sufficient marketing spend from our clients on these channels. If our content distribution channels terminate or choose not to renew their contracts with us, our business and results of operations will be materially and adversely affected.

In addition, we may not be able to negotiate favorable or acceptable terms once the contracts expire. For example, the written contract with a content distribution channel under our sales agency arrangement expired on December 31, 2019 and as of the date hereof, we have not yet executed and are negotiating a new written contract with this content distribution channel. Net revenues from this content distribution channel under our sales agency arrangement were US$8.3 million, US$8.7 million and US$6.6 million in 2017, 2018 and 2019, representing 6.6%, 5.4%, and 3.3% of our total net revenues for the respective years. As the contract is still being negotiated, there is no assurance that we will be able to execute the contract with terms favorable or acceptable to us or at all, which could have a material adverse impact on our financial condition and results of operations.

Furthermore, our contracts with content distribution channels generally provide for certain rebates or incentives, generally calculated as a percentage of marketing spend, that we are entitled to should the market spending during the terms exceed the specified thresholds. Under some of our contracts, content distribution channels offer staggered levels of rebates or incentives to us depending on the amount of marketing spend we achieve during the period. We are subject to ongoing obligations and continued regulatory review. If we fail to maintain or renew the value-added telecommunication license, or fail to obtain any additional licenses and permits or make any records or filings required by new laws, regulations or executive orders in a timely manner or at all, we could be subject to liabilities or penalties, and we may have to change our business models, and our operations could be adversely affected. In addition, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention, which may require us to obtain new license and permits, or take certain actions that may adversely affect our business operations. We may not timely obtain or maintain all the required licenses or approvals or make all the necessary filings. Nor can we assure you that we will be able to timely address all the changes in policy, failure of which may subject us to liabilities or penalties, and our operations could be adversely affected.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations. In particular, we could be materially and adversely affected by the outbreak of COVID-19.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide solutions and services on our platform. Our business could also be adversely affected by the effects of a novel strain of coronavirus, or COVID-19, Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics.

Most of our system hardware and back-up systems are hosted in leased facilities in Hong Kong, Shanghai, Beijing and Guangzhou province, and most of our directors, senior management and employees are based in Hong Kong, Shanghai and Beijing. Therefore, if any of the above-mentioned natural disasters, health epidemics or other outbreaks were to occur in these regions, our operations may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business and results of operations. Our business, results of operations, financial condition and prospects could be materially and adversely affected directly, as well as to the extent that the coronavirus or any other epidemic harms the Chinese economy in general. For example, since December 2019, there has been an outbreak of COVID-19 in China and around the world. COVID-19 is considered to be highly contagious and poses a serious public health threat. In March 2020, the World Health Organization declared the COVID-19 a pandemic, given its threat beyond a public health emergency of international concern that the organization had declared on January 30, 2020. The pandemic has resulted in quarantines, travel restrictions, home office policies, and the temporary closure of stores and facilities in China, Hong Kong and many other jurisdictions for the past few months. These measures have slowed down the development of the Chinese economy and adversely affected the global economic conditions and financial markets. Substantially all of our revenues and our workforce are based in China and Hong Kong. Our operations have been, and may continue to be, materially and adversely affected by potential delays in or reductions of business activities and commercial transactions and by general uncertainties surrounding the duration of the government’s extended business and travel restrictions. In addition, our business operations could be disrupted if any of our employees is suspected of contracting the coronavirus or any other epidemic disease, since it could require our employees to be quarantined and/or our offices to be disinfected.

The potential downturn brought by and the duration of COVID-19 are difficult to assess or predict now. Any potential impact on our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration of COVID-19 and the actions taken by governmental authorities and other entities to contain COVID-19 or treat its impact, which are mostly beyond our control. As of the date of this annual report, we believe potential impact of COVID-19 on our results of operations includes, but is not limited to: (a) our clients in industries that are adversely affected by the outbreak of COVID-19, including travel and hospitality sectors, among others, may reduce their budgets on advertising, adversely affecting our marketing solutions business; and (b) our clients may require additional time to pay us or fail to pay us at all, which could significantly increase our accounts receivable, requiring us to record additional allowances for doubtful accounts.

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

In addition, independent online marketing technology platforms face competitive pressure from large and well-established internet companies, such as Alibaba, Baidu, Tencent and Google, which have established stronger and broader presence across the online marketing ecosystem and have significantly more financial, technical, marketing and other resources, more extensive client base, and longer operating histories and greater brand recognition than we do. These companies have access to user information by virtue of their popular consumer-oriented websites and mobile apps, and have the technology designed for use in conjunction with the types of user information collected from their websites and mobile apps. These companies may also leverage their positions to make changes to their systems, platforms, exchanges, networks or other products or services that could be harmful to our business and results of operations. While we believe that we do not directly compete with these large and well-established internet companies as we promote their content distribution opportunities or purchase their content distribution opportunities in the ordinary course of our business in connection with our execution of marketing campaigns, and these companies generally do not provide integrated online marketing solutions the way we do, we face indirect competition from these major players in the online marketing technology industry as they provide online marketing technology and offer services and offer solutions that help marketers achieve one or more aspects of their marketing goals in one or more phases of their online marketing cycle. These large and well-established companies control content distribution channels and may also directly compete with us to the extent we expand our solutions and footprints vertically along the online marketing technology value chain. Further, some of these companies are, or may also become, our content distribution channels and may enter into other types of strategic arrangements with us. For example, we generally enter into annual framework agreements with content distribution channel partners, including Baidu and Tencent, to purchase or promote their content distribution opportunities. See “Item 4. Information on the Company—B. Business Overview—Our Content Distribution Channels”. Competitive pressure may incentivize them to cease their partnership with us. Online marketing technology platforms also face competition from marketing agencies, who may have their own relationships with content distribution channels and can directly connect marketers with such channels. Furthermore, online marketing technology platforms continue to compete with traditional media including direct marketing, television, radio, cable and print advertising companies.

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

Our ability to attract marketers to, and build trust in, our platform is significantly dependent on our ability to effectively assess and predict audience interest in, and therefore interaction with, relevant marketing content. In addition, our ability to attract businesses to use our enterprise solutions is significantly dependent on our ability to effectively identify and address their needs on customer relationship management, or CRM, and data analytics (e.g. sales data, customer data, product data, etc.). We utilize our proprietary algorithms and data engines to track, process and analyze internet user data, forecast probability and nature of internet users’ potential engagement with a given marketing message, create and tailor the marketing message to specific user interest, and execute marketing campaigns based on parameters specified by our clients. Our proprietary algorithms and data engines take into account multiple kinds and sources of data, including data on users’ interest, intent, E-commerce and offline purchase behavior, social data, demographic data and campaign performance data, which we track using our proprietary tracking tools, from our marketers, publishers and ad exchanges in connection with marketing campaigns, and from collaboration with selected third-party data partners. The data we collect may not be relevant to all industries, and for certain industries, we may not have sufficient user data to ensure that our algorithms and data engines would work effectively. Furthermore, we generally do not verify the data we gather, which may be subject to fraud or are otherwise inaccurate. Even if such data are accurate, they may become irrelevant or outdated and thus may not reflect a user’s genuine interest or accurately predict his or her interaction with a given marketing message. For example, following the date we obtain the relevant data, a user’s interest and behavior pattern may change or he or she may have already completed a transaction and is no longer interested in the marketing message.

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

If we fail to maintain or renew the value-added telecommunication license, or fail to obtain other requisite license, or approvals or filings in China, the business carried out by certain consolidated entity may be materially and adversely affected.

In November 2018, we, through OptAim Network, our variable interest entity, or VIE, made a controlling investment in Shanghai Myhayo Technology Co., Ltd., or Myhayo, a content distribution channel and a mobile content aggregator of articles and short videos in China. Myhayo presents customized feeds to users via its mobile application and allows users to earn points from their daily access to the app, which could be used to redeem cash rewards. Under the relevant PRC laws, commercial operators of value-added telecommunication services, which refer to providers of telecommunications and information services through public network infrastructures that provide information or services to internet users with a charge, shall obtain a value-added telecommunications business operation license. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Value-added Telecommunication Services” and “—Regulations on Internet Content Providers.” It is unclear whether Myhayo’s business model would render it a commercial operator of value-added telecommunication service provider under the relevant PRC laws.

In August 2019, Myhayo obtained the value-added telecommunication license that has a validity term of five years from the relevant local counterpart of the Ministry of Industry and Information Technology, or MIIT. We are subject to ongoing obligations and continued regulatory review. If we fail to maintain or renew the value-added telecommunication license, or fail to obtain any additional licenses and permits or make any records or filings required by new laws, regulations or executive orders in a timely manner or at all, we could be subject to liabilities or penalties, and we may have to change our business models, and our operations could be adversely affected. In addition, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention, which may require us to obtain new license and permits, or take certain actions that may adversely affect our business operations. We may not timely obtain or maintain all the required licenses or approvals or make all the necessary filings. Nor can we assure you that we will be able to timely address all the change in policy, failure of which may subject us to liabilities or penalties, and our operations could be adversely affected.

Content displayed on our platform and the mobile application may be found objectionable by PRC regulatory authorities and may subject us to penalties and other administrative actions.

We are subject to PRC regulations governing internet access and other forms of information over the internet. Under these regulations, internet content providers are prohibited from posting over the internet any content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, frightening, gruesome, offensive, fraudulent or defamatory. Failure to comply with these requirements may result in monetary penalties, revocation of licenses to provide internet content or other licenses, suspension of the concerned platforms and reputational harm. In addition, these laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could cause us to be held liable as a content distribution channel and a mobile content aggregator of articles and short videos in China, which presents customized feeds to users via its mobile application. For a detailed discussion, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Internet Content Providers.”

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

In recent years, the PRC government has enacted legislation on internet use to protect personal information from any unauthorized disclosure. For example, on February 1, 2013, China’s first set of personal data protection guidelines, the Guidelines for Personal Information Protection in Information Security Technology Public and Commercial Service Systems, came into effect, which set forth detailed personal information protection requirements on data collection, data processing, data transfer and data creation. Although these guidelines are voluntary and non-binding, we believe that growing regulatory oversight of data privacy in China is inevitable. In addition, Amendment 7 to the PRC Criminal Law prohibits institutions, companies and their employees in the telecommunications and other industries from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, which became effective on June 1, 2017. Pursuant to the Cyber Security Law of the PRC, providers of network products and services shall provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. Moreover, the Provisions on Protection of Personal Information of Telecommunication and Internet Users is the specific regulation governing the collection, use, disclosure and security of personal information. Complying with these PRC laws and regulations may cause us to incur substantial costs or require us to change our business practices. Furthermore, the Personal Information Security Specification, or the China Specification, came into force on May 1, 2018. Although the China Specification is not a mandatory regulation, it nonetheless has a key implementing role in relation to China’s Cyber Security Law in respect of protecting personal information in China. It is likely that the China Specification will be relied on by Chinese government agencies as a standard to determine whether businesses have abided by China’s data protection rules. The China Specification has broadened the scope of personal sensitive information, or PSI, including but not limited to phone number, transaction record and purchase history, bank account, browse history, and e-ID info such as system account, email address and corresponding password, and thus, the application of explicit consent under the China Specification is more far reaching. Furthermore, under the China Specification, the data controller must provide the purpose of collecting and using subject personal information, as well as business functions of such purpose, and the China Specification requires the data controller to distinguish its core function from additional functions to ensure the data controller will only collect personal information as needed. Our failure to comply with the China Specification could result in governmental enforcement actions, litigation, fines and penalties, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

In the European Union, or EU, to the extent it is applicable to the processing operations carried out in the course of our activities, the General Data Protection Regulation, or the GDPR, which became applicable on May 25, 2018, has a broad territorial scope affecting the processing of personal data by companies outside of the EU offering goods and services to, or monitoring the behavior of, individuals in the EU. The GDPR introduces new obligations for subject companies in the area of privacy and data protection. The GDPR implements more stringent legal and operational requirements for both processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, new rights for data subjects with respect to their data (including by enabling them to exercise rights to erasure and data portability), mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. The GDPR further provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could further limit our ability to use and share personal data and could require localized changes to our operating model. Under the GDPR, fines of up to a 20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be imposed in certain cases of non-compliance. Since the GDPR has just recently become applicable, the potential risks associated with non-compliance therewith are uniquely difficult to predict. Moreover and to the extent the GDPR is applicable, the implementation of the GDPR may require amendments to our procedures and policies or the agreements we have with our service providers and clients, and these changes could impact our business by increasing its operational and compliance costs. The EU has also released a proposed Regulation on Privacy and Electronic Communications, or the e-Privacy Regulation, to replace the EU’s current Privacy and Electronic Communications Directive, or the e-Privacy Directive, to, among other things, achieve a greater harmonization among EU member states and better align the rules governing electronic communications (e.g., in relation to the use of cookies and other tracking technologies and protection against spam) with the requirements of the GDPR. While the ePrivacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is still going through the European legislative process and commentators now expect it to be adopted by the end of 2020. The current draft of the ePrivacy Regulation imposes strict opt-in e-marketing rules with limited exceptions to business to business communications and significantly increases fining powers to the same levels as GDPR of cookies and web beacons may lead to broader restrictions on our online activities, including efforts to understand followers’ internet usage and promote ourselves to them.

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

As of December 31, 2019, we held two patents and 40 computer software copyrights in China, and 22 registered trademarks in China and Hong Kong. We rely on a combination of trademark and trade secret laws, and contractual restrictions, including through confidentiality, non-disclosure and assignment of invention assignment agreements with our key employees, consultants and third parties with whom we do business, to establish, maintain and protect our proprietary information and other intellectual property. Policing any misappropriation, unauthorized use or reverse engineering our proprietary information and other intellectual property is difficult and costly and the steps we have taken may be inadequate. For example, contractual restrictions may be breached, and we may not succeed in enforcing our rights or have adequate remedies for any breach of laws or contractual restrictions. In addition, we may not be able to enter into agreements or arrangements with everyone who has access to our proprietary information or contributes to the development of our intellectual property. Moreover, our trade secrets may be disclosed to or otherwise become known or be independently developed by competitors, and in these situations we may have no or limited rights to stop others’ use of our information.

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

In November 2018, we made a controlling investment in Myhayo, a content distribution channel and a mobile content aggregator of articles and short videos in the PRC, which presents customized feeds to users via its mobile application, as we seeks to increase our market shares in the PRC online marketing segment, particularly in relation to mobile platforms.

In January 2019, we made a controlling investment in Changyi, as we seeks to extend our client solutions beyond the core digital marketing business, addressing enterprise needs in China, particularly in the emerging area of New Retail—an expanding and innovative market involving the combination of online and offline solutions. There can be no assurance that we will successfully enhance our enterprise solutions and go beyond our core digital marketing business by integrating, utilizing and leveraging Changyi’s intelligent retail and CRM solutions, which may adversely affect our ability to achieve growth and business objectives, and have a material effect upon our business and results of operations.

In February 2020, we agreed to make a controlling investment in Optimal Power Limited, a subsidiary wholly owned by Creative Big Limited. As of the date of this annual report, we are still in the process of negotiating and finalizing the terms of a definitive agreement for this investment, and we expect to complete the investment in the second quarter of 2020. As part of the transaction, Creative Big Limited will inject certain premium media licensing assets into Optimal Power Limited covering a number of jurisdictions in Asia-Pacific. We believe this investment will broaden our content distribution channels and enrich offerings of our online marketing solutions. That said, we cannot assure you that any of these transactions will be executed or consummated on terms favorable or acceptable to us in a timely matter, or at all, or that this investment, if consummated, will enable us to achieve our expected business targets.

In addition, future acquisitions, strategic investments, partnerships or alliances could be difficult to integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value and adversely affect our business and results of operations. We have limited experience in acquiring and integrating businesses, products and technologies. If we identify an appropriate acquisition candidate, we may not be successful in negotiating the terms and/or financing of the acquisition, and our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or client issues. Any acquisition or investment may require us to use significant amounts of cash, issue potentially dilutive equity securities or incur debt. In addition, acquisitions, including our acquisitions of OptAim, our strategic investment in Changyi and Optimal Power Limited, involve numerous risks, any of which could harm our business, including:

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

If we are unable to successfully fully integrate any future business, product or technology we acquire, our business, financial condition and results of operations may suffer.

We may be required to record significant impairment charges as a result of our acquisitions.

As of December 31, 2019, we had US$65.7 million goodwill, which represented approximately 20.4% of our total assets, the majority of which was related to OptAim and its subsidiaries, VIE and VIE’s subsidiary, which we acquired in 2015. Goodwill is recorded at fair value and is not amortized, but is reviewed for impairment at least annually or more frequently if impairment indicators arise. In evaluating the potential for impairment of goodwill, we make assumptions regarding future operating performance, business trends, and market and economic conditions. Such analyzes further require us to make judgmental assumptions about sales, operating margins, growth rates, and discount rates.

There are inherent uncertainties related to these factors and to management’s judgment in applying these factors to the assessment of goodwill recoverability. Any possible changes in our judgmental assumptions on which the recoverability of goodwill is based would cause a change in the recoverable amounts of goodwill. In addition, we could be required to evaluate the recoverability of goodwill prior to the annual assessment if there are any impairment indicators, including experiencing disruptions to the business, unexpected significant declines in operating results, divestiture of a significant component of our business or market capitalization declines, any of which could be caused by our failure to manage OptAim or other entities in which we have controlling investment, or to successfully integrate their operations with our other operations. Impairment charges could negatively affect our reported earnings and financial ratios in the periods of such charges and limit our ability to obtain financing in the future. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Impairment of Goodwill” for more information.

If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, we may be unable to accurately report our financial results and the market price of our ADSs may be adversely affected.

As a public company in the United States, we are subject to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, which requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2018. In addition, once we cease to be an “emerging growth company” as such term is defined in JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

Our management has concluded that our internal control over financial reporting was not effective as of December 31, 2019. We and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. These two material weaknesses identified relate to (1) the lack of sufficient accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements, and (2) the lack of a comprehensive accounting policies and procedures manual to facilitate preparation of U.S. GAAP financial statements, which inhibits our subsidiaries’ ability to prepare consolidation from local books based on PRC GAAP and Hong Kong Financial Reporting Standards to their U.S. GAAP basis information for group financial reporting and imposes a risk that adjustments to U.S. GAAP are not identified in a timely manner. We have taken measures to remediate these weaknesses. In particular, we are in the process of hiring additional qualified accounting staff with an appropriate understanding of U.S. GAAP and SEC reporting requirements. Furthermore, we request our existing accounting personnel to complete external courses relating to U.S. GAAP and SEC reporting such that the accounting personnel can earn the necessary credentials to be qualified as certified public accountants in the U.S. In addition, we are in the process of establishing a comprehensive accounting policies and procedures manual and providing internal training to accounting and operation staff in relation to these policies and procedures. See “Item 15. Controls and Procedures.” We cannot assure you, however, that these measures may fully address these deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. This could in turn result in the loss of investor confidence in the reliability of our financial statements. As a result of these, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. Furthermore, we have incurred and may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

In addition, our internal controls over financial reporting will not prevent or detect all errors or fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

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

We do not have any business insurance coverage in China.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies in China. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our business and results of operations.

Risks Related to Our Corporate Structure

We rely on the contractual arrangements that establish the structure for certain of our operations in China and we will need to rely on the contractual arrangements when and to the extent our operations are deemed as foreign-related survey.

Foreign ownership in advertising business used to be subject to certain restrictions under the PRC laws and regulations. For example, according to the Administrative Provisions on Foreign-Invested Advertising Enterprises, which were abolished in June 2015, foreign investors were required to meet several conditions in order to invest in PRC advertising business, such as a minimum number of years of advertising-related experience and an approval from the relevant PRC regulatory authority. OptAim, which we acquired in July 2015, is a Cayman Islands company and OptAim Beijing, its PRC subsidiary, is considered a foreign invested enterprise, or FIE. To comply with the then-effective PRC laws and regulations, including the Administrative Provisions on Foreign-Invested Advertising Enterprises, OptAim Beijing entered into a set of contractual arrangements with OptAim Network and its shareholders. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with OptAim Network.” As a result of these contractual arrangements, we exert control over OptAim Network and its subsidiaries, and consolidate their operating results in our financial statements under U.S. GAAP.

After the abolishment of the foreign ownership restriction in advertising business, we had been transferring the advertising business previously operated by our VIE, OptAim Network, primarily consisting of our mobile marketing solution business, to our wholly-owned subsidiaries. As of December 31, 2018, our wholly-owned subsidiaries had replaced OptAim Network as contracting party for all our mobile marketing solution business. In November 2018, OptAim Network made a controlling investment in Myhayo, a content distribution channel and a mobile content aggregator of articles and short videos in the PRC, which presents customized feeds to users via its mobile application. The mobile application operated by Myhayo allows users to earn points from their daily access, which could be used to redeem cash rewards. It is unclear whether Myhayo’s business model would render it a commercial operator of value-added telecommunication services under the relevant PRC laws, in which case Myhayo would be required to hold a value-added telecommunication license. In August 2019, Myhayo obtained the value-added telecommunication license that has a validity term of five years. See “—Risk Related to Our Business and Industry—If we fail to maintain or renew the value-added telecommunication license, or fail to obtain other requisite license, or approvals or filings in China, the business carried out by certain consolidated entity may be materially and adversely affected.” Current PRC laws and regulations impose certain restriction on foreign investment in value-added telecommunication services. See “—Regulations—Regulations on Foreign Direct Investment in Value-Added Telecommunications Companies.” As a result, we made our controlling investment in Myhayo through OptAim Network, our VIE. In 2017, OptAim Network contributed 11.1% to our gross billing and 20.2% of our net revenues. In 2018, OptAim Network contributed 0.7% to our gross billing and 1.8% of our net revenues. In 2019, OptAim Network contributed 3.6% to our gross billing and 11.5% of our net revenues.

Under the Measures on the Administration of Foreign-related Surveys, or the Foreign-related Surveys Measures, promulgated by the National Bureau of Statistics of China on October 13, 2004, no individual or organization may conduct any foreign-related survey without a license for foreign-related survey granted by the National Bureau of Statistics in China or its local counterparts.

Under the Catalogue for the Guidance of Foreign Investment Industries, or Foreign Investment Catalog, promulgated by the Ministry of Commerce and National Development and Reform Commission on June 28, 2017, only a domestic enterprise or a sino-foreign enterprise which meets the several requirements stipulated in the Foreign-related Surveys Measures can apply for a license for the foreign-related survey. On October 24, 2019, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (Negative List 2019) for Foreign Investment Access, or the Special Administrative Measures, which replaced the negative list attached to the Foreign Investment Catalog in 2018. Industries that are not listed in the Special Administrative Measures are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations. We do not believe our collection and use of multiple kinds of data from multiple sources in China to improve the cost-effectiveness of marketing campaigns for marketers in and outside China fall within the scope of “foreign-related survey” under the Foreign-related Survey Measures listed under the Special Administrative Measures. However, there are uncertainties under the PRC Laws whether such activities may be deemed as “foreign-related survey,” which would require a foreign-related survey license from the National Bureau of Statistics in China or its local counterparts. In light of these uncertainties and out of prudence, we, through our VIE OptAim Network applied for and were granted a foreign-related survey license on June 6, 2017 by the Chinese National Bureau of Statistics. If the PRC regulatory authorities disagree with our interpretation of what would constitute foreign-related survey and enforcement practices on foreign-related survey licensing requirement or if we expand our business scope to engage in activities falling within the scope of foreign-related survey, we will need to continue to rely on OptAim Beijing’s contractual arrangements with OptAim Network and its shareholders to conduct certain of our operations in China, including to transfer such operations to our VIE to the extent they are deemed foreign-related survey.

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

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. Please see “—Substantial uncertainties exist with respect to the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” for more information. If the ownership structure, contractual arrangements and business of our company, our PRC subsidiaries or our consolidated variable interest entity and its subsidiary are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries, consolidated variable interest entity or its subsidiary, revoking the business licenses or operating licenses of our PRC subsidiaries, consolidated variable interest entity or its subsidiary, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business and results of operations. If any of these occurrences results in our inability to direct the activities of our consolidated variable interest entity and its subsidiary, and/or our failure to receive economic benefits from our consolidated variable interest entity and its subsidiary, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our variable interest entity and its shareholders for certain of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our variable interest entity, OptAim Network, and its shareholders for part of our online marketing business on mobile channels in China, as well as certain other complementary businesses, and to the extent our operations are deemed as foreign-related survey. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with OptAim Network.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entity and its subsidiary.

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

The equity interests of OptAim Network are held by Mr. Jian Tang, who is our co-founder, director and chief executive officer, and Ms. Jie Jiao, who is our former chief financial officer. As of the date of this annual report, we are arranging the transfer of Ms. Jie Jiao’s equity interest in OptAim Network to an affiliate of our company. Their interests may differ from the interests of our company as a whole. These shareholders may breach, or cause our consolidated variable interest entity to breach, or refuse to renew the existing contractual arrangements we have with them and our consolidated variable interest entity, which would have a material adverse effect on our ability to effectively control our consolidated variable interest entity and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with OptAim Network to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. On December 26, 2019, the State Council adopted the Implementing Rules for the Foreign Investment Law of the People’s Republic of China, which took effect from January 1, 2020, to interpret and implementat the Foreign Investment Law. However, uncertainties still exist in relation to the nature of “variable interest entity” structure. As a result, the Foreign Investment Law may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

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

If our contractual arrangements is considered a form of foreign investment, then we may be required to complete the MOC market entry clearance, and we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to obtain such clearance when required, our VIE structure may be regarded as invalid and illegal. As a result, we would not be able to (a) continue our business in China through our contractual arrangements with the VIE and shareholders of the VIE, (b) exert control over the VIE, (c) receive the economic benefits of the VIE under such contractual arrangements, or (d) consolidate the financial results of the VIE. Were this to occur, our results of operations and financial condition would be materially and adversely affected and the market price of our ADSs may decline. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

We are subject to many of the economic and political risks associated with emerging markets due to our operation in China.  Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

Our primary operations are based in, and a substantial percentage of our revenue is generated from China, the world’s largest emerging market. In light of our operations in an emerging market. We may be subject to risks and uncertainties including fluctuations in GDP, unfavorable or unpredictable treatment in relation to tax matters, expropriation of private assets, exchange controls, restrictions affecting our ability to make cross-border transfer of funds, regulatory proceedings, inflation, currency fluctuations or the absence of, or unexpected changes in, regulations and unforeseeable operational risks. In addition, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

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

The economies of emerging markets are typically more vulnerable to market downturns and economic slowdowns elsewhere in the world. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, the Chinese economy has slowed down. Any adverse changes in economic conditions in

China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

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

Furthermore, the government of the United Kingdom held an in-or-out referendum on its membership in the European Union on June 23, 2016. The referendum resulted in a vote in favor of the exit of the United Kingdom from the European Union, or “Brexit.” On January 31, 2020, the United Kingdom ceased to be a member of the European Union. The effects of Brexit remain uncertain. Brexit could negatively impact the economies and market conditions of the European Union and/or worldwide, and could continue to contribute to instability in the global financial markets. To the extent we may seek to expand our business in the European market, the uncertainty surrounding the terms of the Brexit and its consequences could adversely impact our clients’ spending budget on our solutions, which could harm our results of operations.

There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States, China and Europe. More recently, the stock markets around the world have experienced extreme volatility, in reaction to the COVID-19 outbreak and governments’ responses thereto, including the recent rate reductions by the Federal Reserve. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may reduce the demand for our solutions and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a Cayman Islands exempted limited liability company, used as a holding company, and we rely on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including payment of dividends and other cash distributions to holders of our ordinary shares and services of any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

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

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by, registration or record filing with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, or FICMIS, and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiaries is required to be registered with the State Administration of Foreign Exchange, or SAFE, or its local branches, and (b) except as otherwise regulated by laws or regulations each of our PRC subsidiaries may procure loans which do not exceed the difference between its registered capital and its total investment amount as recorded in FICMIS, or as an alternative, do not exceed the upper limit as specified in the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing as promulgated by People’s Bank of China, or the PBOC, on January 11, 2017. Any medium or long term loan to be provided by us to our variable interest entity must be recorded and registered by the NDRC and the SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such recording or registration, our ability to use the proceeds of our offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, which used to regulate the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting the usage of converted Renminbi. On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, investment in security market, offering of entrustment loans or purchase of any investment properties. On June 9, 2016, the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or SAFE Circular 16, was promulgated. In addition to restating the general principles of SAFE Circular 19, SAFE Circular 16 explicitly stipulates that foreign debts and repatriated funds raised through overseas listings as foreign exchange receipts can be settled discretionally. SAFE Circular 16 continues to prohibit foreign-invested enterprises from using the Renminbi funds converted from their foreign exchange capitals for expenditures beyond their business scopes, investments in security market, offerings of entrustment loans or purchases of any investment properties. Although SAFE Circular 16 further relaxes the control over foreign exchange settlement of capital accounts, in practice, there are still several specific requirements that limit the abilities of PRC enterprises to access the offshore financing capitals, which may adversely affect our business, financial condition and operating results.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ADSs.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. For U.S. dollars against Renminbi, there was depreciation of approximately 6.3%, appreciation of approximately 5.7% and appreciation of approximately 1.3% in 2017, 2018 and 2019, respectively. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. In addition, the People’s Bank of China may, from time to time, release policies and measures concerning the foreign exchange market to limit fluctuations in Renminbi exchange rates and for other policy considerations.

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

We estimate that a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2017 would result in a decrease of US$10.4 million and US$9.4 million in our net revenues and cost of revenues in 2017, respectively; a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2018 would result in a decrease of US$14.1 million and US$11.6 million in our net revenues and cost of revenues in 2018, respectively; and a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2019 would result in a decrease of US$19.6 million and US$15.9 million in our net revenues and cost of revenues in 2019, respectively.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a substantial portion of our revenues in Renminbi. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiaries and HK subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from the SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. However, approval from or registration with appropriate government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies, as enterprises shall duly file the cross- border financing contracts according to the Circular of the People’s Bank of China on Matters relating to the Macro-prudential Management of Full-covered Cross-border Financing for the Issuance of Foreign Debts by Enterprise, or Circular on Management of Cross-border Financing, effective on January 12, 2017, and any medium or long term loan to be provided by foreign entities to domestic enterprises must be recorded and registered by the National Development and Reform Committee, or the NDRC, according to the Circular on Promoting the Administrative Reform of the Record-filing and Registration System for the Issuance of Foreign Debts by Enterprises, or Circular on Promoting the Administrative Reform, by the NDRC on September 14, 2015.

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

The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014. SAFE Circular 37 requires PRC residents to register with the local SAFE branches in connection with their direct establishment or indirect control of any offshore entity, referred to in SAFE Circular 37 as a “special purpose vehicle,” for the purpose of overseas investment and financing with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. SAFE Circular 37 requires further registrations in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material events. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill this required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and it may be restricted from contributing additional capital into its PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liabilities under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks shall examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration under SAFE Circular 37 since June 1, 2015. Beneficial owners of the special purpose vehicle who are PRC citizens are also required to make annual filing with the local banks regarding their overseas direct investment status.

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

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A rules, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, were triggered.

Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress of the PRC, which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors which became effective in March 2011 requires acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to the SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted incentive share awards by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by SAFE in 2012, or the 2012 SAFE Notices. Pursuant to the 2012 SAFE Notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete SAFE registrations may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information On the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange—Equity Incentive Plans.”

The State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information On the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange—Equity Incentive Plans.”

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

Under the PRC Enterprise Income Tax Law, or the EIT law, and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, as amended on December 29, 2017, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (a) the primary location of the day-to-day operational management is in the PRC; (b) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (c) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (d) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. As a majority of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that iClick Interactive Asia Group Limited or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then iClick Interactive Asia Group Limited or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, income and any gains realized in respect to our ordinary shares or ADSs may be deemed by the PRC tax authorities as income or gain, as the case may be, arising from sources within the PRC, as described immediately below.

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

We are an exempted limited liability company, used as holding company, incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries, as paid to us through our Hong Kong subsidiaries, to satisfy part of our liquidity requirements. Pursuant to the PRC EIT Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, and Circular 81 issued by the SAT, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise throughout the 12 months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other requirements. Furthermore, under the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, the non-resident enterprises shall determine whether they are qualified for preferential tax treatment under the tax treaties and file relevant reports and materials with the tax authorities. There are also other conditions for benefiting from the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” We cannot assure you that our determination regarding our Hong Kong subsidiaries’ qualification to benefit from the preferential tax treatment will not be challenged by the relevant PRC tax authority or that we will be able to complete the necessary filings with the relevant PRC tax authority and benefit from the preferential withholding tax rate of 5% under the Double Taxation Avoidance Arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiaries.

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

On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 supersedes the rules with respect to the Indirect Transfer under SAT Circular 698, but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Public Notice 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698 (Article V and Article VI). SAT Public Notice 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company (other than by way of sale of equity securities traded on a public market), which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the applicable taxes will be withheld from payments to the transferor, currently at a rate of 10%. Both the transferor and the PRC entity that directly owns the taxable assets, or the withhold agent, may be subject to penalties under PRC tax laws if the withhold agent fails to withhold the taxes and the transferor fails to pay the taxes.

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

Proceedings instituted by the SEC against China-based “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the PRC-based “big four” accounting firms, including the PRC-based network firm of  our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the Public Company Accounting Oversight Board (United States), or the PCAOB, sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC. In December 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the China-based “big four” accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms were to receive matching Section 106 requests, and were required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they failed to meet specified criteria, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure.

Under the terms of the settlement, the underlying proceeding against the China-based “big four” accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. We cannot predict if the SEC will further challenge China-based “big four” accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the China-based “big four” accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the China-based “big four” become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our common stock may be adversely affected.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on Our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as NASDAQ Global Market of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected.

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

Our auditor, the independent registered public accounting firm that issued the audit reports included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with applicable professional standards. Our auditor is located in China, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. In a statement issued on December 9, 2019, the SEC reiterated concerns over the inability of the PCAOB to conduct inspections of the audit firm work papers with respect to U.S.-listed companies that have operations in China, and emphasized the importance of audit quality in emerging markets, such as China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading and, in the event of investor harm, substantially less access to recourse, in comparison to U.S. domestic companies, and stressing again the PCAOB’s inability to inspect audit work papers in China and its potential harm to investors. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem.

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

Since our ADSs became listed on NASDAQ Global Market on December 21, 2017, the trading price of our ADSs has ranged from US$2.81 to US$9.94 per ADS. The trading prices of our ADSs are volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. Furthermore, as a result of the narrow band of our ADSs publicly available for trading, small trades can cause significant percentage changes in valuation in a short time period. Such volatility may affect the attitude of investors towards our securities, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of our ADSs.

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

As of the date of this annual report, Mr. Sammy Hsieh and Mr. Jian Tang beneficially own an aggregate of 4,820,608 Class B ordinary shares. Due to the disparate voting powers associated with our dual-class share structure, Mr. Hsieh and Mr. Tang, collectively beneficially owned approximately 75.2% of the aggregate voting power of our company as of March 31, 2020. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Hsieh and Mr. Tang will have considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our directors, officers and principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Our directors and officers collectively owned an aggregate of 75.2% of the total voting power of our outstanding ordinary shares as of March 31, 2020. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result, they have substantial influence over our business, including significant corporate actions such as change of directors, mergers, change of control transactions and other significant corporate actions.

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

We adopted a stock option plan in 2010, or the 2010 Plan. We adopted another share incentive plan in 2017, or the 2017 Plan, which was renamed as the Post-IPO Share Incentive Plan in May 2018, or the Post-IPO Plan. We also adopted the 2018 Share Incentive Plan in May 2018, or the 2018 Plan, which replaces and reproduces the 2010 Plan in its entirety and assumes all awards granted under the 2010 Plan, or the 2018 Plan, and the 2010 Plan was terminated as a result. The purpose of these plans is to grant share-based compensation awards to employees, directors and advisors to incentivize their performance and align their interests with ours. In addition, in December 2016, our board of directors and shareholders authorized the issuance of 1,068,114 restricted Class A ordinary shares to Mr. Jian Tang and certain other employees in China upon the fulfillment of certain performance conditions in 2017, and the issuance of 801,086 restricted Class A ordinary shares to Mr. Jian Tang and certain other employees in China upon the fulfillment of certain performance conditions in 2018. Since the performance conditions were not fulfilled in 2017 and 2018, the 1,068,114 and 801,086 restricted Class A ordinary shares were not issued to Mr. Jian Tang and certain other employees. We account for compensation costs for all share incentives using a fair-value based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with U.S. GAAP.

Under our 2018 Plan, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the plan is 2,398,137. As of March 31, 2020, options to purchase 632,055 Class A ordinary shares were outstanding under our 2018 Plan, including unvested options to purchase 6,728 Class A ordinary shares, and vested and unexercised options to purchase 625,327 Class A ordinary shares.

On September 22, 2018, our board of directors of the Registrant approved an increase of 1,500,000 Class A ordinary shares to the award pool under the Post-IPO Plan. As a result, the maximum number of ordinary shares which may be issued pursuant to all awards under the Post-IPO Plan shall initially be 2,500,000 Class A ordinary shares, plus an annual increase on the first day of each of our fiscal year during the term of the Post-IPO Plan commencing with the fiscal year beginning January 1, 2018, by an amount equal to the least of (i) 0.5% of the total number of Class A ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 150,000 Class A ordinary shares or (iii) such number of Class A ordinary shares as may be determined by our board of directors. As of the date hereof, the award pool under the Post-IPO Plan is 2,841,374 Class A ordinary shares. As of March 31, 2020, 902,735 Class A ordinary shares are outstanding under our Post-IPO Plan, representing the shares underlying the unvested 902,735 restricted Class A ordinary shares units.

We account for shared-based compensation for these share incentive awards using a fair value based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with U.S. GAAP. We will incur additional share based compensation expenses in the future as we continue to grant share incentives using the ordinary shares reserved for this platform. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans”. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share based compensation to them in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders, including potential sales of our securities upon the conversion of our convertible notes, or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

We are an exempted limited liability company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

You may experience difficulties in effecting service of legal process and enforcing judgments obtained against us, our directors or our officers, and the ability of U.S. authorities to bring actions against us, our directors or our officers in China may also be limited.

We are an exempted limited liability company incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, due to jurisdictional limitations, matters of comity and various other factors, the SEC, Department of Justice (“DOJ”) and other U.S. authorities may be limited in their ability to take enforcement actions, including in instances of fraud, against us or our directors and officers in China. In addition, shareholder claims that are common in the United States, including class action securities law and fraud claims, generally uncommon in China.

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

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, such U.S. Holder generally will be required to continue to treat us as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

In July 2013, we set up Tetris Media (Shanghai) Co., Ltd., as our wholly-owned PRC subsidiary.

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

In July 2015, we acquired all shares in OptAim Ltd., or OptAim, and substantially expanded our online marketing business into mobile channels to identify, engage and convert mobile marketing. Under the terms of the share purchase agreement, we acquired all equity interests in OptAim Ltd., including those of OptAim Ltd.’s VIE entity, OptAim Network, from its existing shareholders Igomax Inc. (an entity controlled by Mr. Jian Tang), Zaffre Investments Inc., Sohu. com Limited, and BAI GmbH, for a total consideration of RMB10 million and US$14,365,345 in cash and 2,535,091 of our ordinary shares. As part of the agreement, Mr. Jian Tang and Ms. Jie Jiao became the nominee shareholders of OptAim Network. Mr. Jian Tang is our co-founder, director and chief executive officer. Ms. Jie Jiao is our then chief financial officer. As of the date of this annual report, Mr. Jian Tang and Ms. Jie Jiao are the nominee shareholders of OptAim Network, and we are arranging the transfer of Ms. Jie Jiao’s equity interest in OptAim Network to an affiliate of our company. In addition, Optimix Media Asia Limited made two loans in the aggregate amount of US$5.0 million to OptAim, Ltd. to pay a special dividend to Igomax Inc. Igomax Inc., Sohu.com Limited and Mr. Jian Tang each agreed to a non-compete and non-solicitation undertaking with respect to OptAim Ltd. and its consolidated subsidiaries for a period of three years. OptAim operates in China through OptAim Beijing, its wholly-owned subsidiary. OptAim Beijing has entered into a set of contractual arrangements with OptAim Network, a company incorporated in China, OptAim Network’s nominee shareholders, and Zhiyunzhong, the wholly-owned Chinese subsidiary of OptAim Network.

As a result of these contractual arrangements, we have effective control over, and are the primary beneficiary of, OptAim Network and therefore treat OptAim Network and its subsidiaries as our consolidated affiliated entities under U.S. GAAP and have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.

On December 21, 2017, our ADSs commenced trading on Nasdaq Global Market under the symbol “ICLK.” We raised from our initial public offering approximately $23,325,000 in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

In May 2018, we launched a strategic growth initiative beyond our core online marketing operation to provide SaaS-based enterprise solutions. Our enterprise solutions help enterprise optimize their capabilities to leverage various types of data, and help them reduce costs and allow for easy integration with other platforms and applications. Our enterprise solutions help us foster closer relationship with our clients beyond digital marketing. Enterprises can make better and more informed choices during their decision- making process through our enterprise solutions.

On June 27, 2018, we announced a strategic partnership with, MezzoMedia, a leading digital marketing solution company in Korea. This new collaboration is a continuation of our strategy to expand our international footprint and provide effective targeted access to digital marketers around world.

On September 12, 2018, we issued US$30 million in aggregate principal amount of mandatory convertible notes due September 12, 2023, or the 2018 Notes, to a fund managed by LIM Advisors Limited, a non-U.S. person, in an offshore transaction exempt from registration with the SEC under Regulation S of the Securities Act, or Regulation S. CLSA acted as our exclusive financial advisor for the placement. On October 1, 2019, we entered into a purchase agreement (as amended on November 14, 2019) to buy back US$20 million in aggregate principal amount of the 2018 Notes, and this buy-back had been completed by March 31, 2020. In January and February 2020, we entered into two convertible note purchase agreements with Cheer Lead Global Limited, or Cheer Lead, and New Business Holdings Limited, or New Business, respectively, under which we agreed to sell and transfer to Cheer Lead and New Business portions of the 2018 Notes we bought back in the aggregate principal amounts of US$3.45 million and US$13.1 million, respectively.

In November 2018, we made a controlling investment in Myhayo, a content distribution channel and a mobile content aggregator of articles and short videos in the PRC, which presents customized feeds to users via its mobile application. The acquisition may further increase our market shares in the PRC online marketing segment, particularly in relation to mobile platform.

In January 2019, we made a controlling investment in Changyi, a leading independent software vendor based in Shanghai. Changyi provides intelligent retail and CRM solutions to clients, allowing them to consolidate consumer’s online and offline information to provide connection within the organization and stakeholders. The acquisition further enhances of our enterprise solutions.

In May 2019, we entered into a strategic partnership agreement with BTG WELINK, the online retail services arm of Beijing Tourism Group, or BTG, one of the top ten tourism service groups in China, and Tencent. As part of this partnership, we will leverage Tencent’s big data advertising platform to apply our marketing solutions and enterprise solutions to help BTG build a private demand side platform. This includes developing precision marketing campaigns, and equipping BTG’s frontline staff with mobile apps that support smart shopping, marketing and member retention.

In May 2019, we formed a joint venture with VGI Global Media Plc, or VGI, in Thailand to expand the geographic reach of our marketing solutions. Through VGI, we offer a suite of mobile and new media solutions to help Southeast Asian consumer brands understand the purchasing behaviors of and penetrate Chinese consumers traveling in Thailand.

On November 11, 2019, we issued a three-year convertible note due November 11, 2022 in aggregate principal amount of US$20 million to Marine Central Limited, or Marine Central, a non-U.S. person, in an offshore transaction exempt from registration with the SEC under Regulation S. On December 16, 2019, we issued a three-year convertible note due December 16, 2022 in aggregate principal amount of US$10 million to Tech Famous Limited, or Tech Famous, a non-U.S. person, in an offshore transaction exempt from registration with the SEC under Regulation S. We intend to use the net proceeds of these convertible notes primarily for continued investment in our enterprise solutions and other new businesses. On February 18, 2020, Marine Central and Tech Famous elected to early convert the entire principal amounts of these convertible notes into our Class A ordinary shares, instead of ADSs, at a price of US$7.8 per share. In connection with the issuance of these convertible notes, we issued warrants to purchase up to 4,651,162 ADSs to Eaglestride Limited, the financial adviser in these transactions, as compensation for its services, at an exercise price of US$4.30 per ADS, subject to adjustments to be specified in the warrants, in an offshore transaction exempt from registration with the SEC in reliance on Regulation S. The warrants are exercisable on or after December 16, 2020, and will expire on December 16, 2022.

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

We are a leading independent online marketing and enterprise data solutions provider in China. We serve as an integrated cross-channel gateway that provides marketers with innovative and cost-effective ways to optimize their online marketing efforts throughout their marketing cycle and achieve their branding and performance-based marketing goals. Our integrated data-driven solutions help marketers identify, engage and activate potential customers, monitor and measure the results of marketing campaigns, and create content catering to potential customers across different content distribution channels through both PC and mobile devices.

Our online marketing solutions are enabled and supported by our extensive data set, sophisticated data analytics capabilities and cutting-edge technologies. We collect data from a wide variety of channels, including through our proprietary tracking tools, from our marketers, publishers and ad exchanges when managing marketing campaigns, and to a lesser extent, from third-party strategic partners. From our large volume of unstructured data, we construct context-rich user profiles, utilizing our proprietary audience profiling and segmentation technologies. These user profiles, which are updated and refined on a continuous basis, typically include information on a user’s attributes, such as his or her demographics, geographic location, device preference, spending history, personal interest and other online or offline behavioral pattern. In the 30 days leading up to March 31, 2020, we analyzed approximately 930.8 million active profiled users with 22 attributes on average for each such profile. Leveraging our sophisticated automation and deep learning technologies, we continually refine our big data analytics and update our user profiles to address the evolving needs of our clients, optimize the effectiveness of our solutions, and increase our operational efficiency while ensuring the stability of our data and platform as we scale up operations.

Our platform appeals to marketers by offering omni-channel reach to the Chinese audience. We provide our clients with onestop access to a wide variety of cross-channel content distribution opportunities, including those from leading online publishers in China. In the 30 days leading up to March 31, 2020, we covered approximately 125,000 mobile apps and 2.3 million websites. We work closely with our content distribution partners to facilitate innovative and effective audience engagement. In 2018 and 2019, our gross billing from marketing solutions amounted to US$399.7 million and US$640.8 million, respectively.

Leveraging our data analytics and experience and expertise in online marketing, in May 2018, we launched a strategic growth initiative beyond our core online marketing operation to provide SaaS-based enterprise solutions. Our data-driven enterprise solutions, which are built on Tencent cloud and leverage Tencent’s proprietary API connection and mini programs in Tencent’s Wechat ecosystem, help enterprises maximize the value of their data to gain actionable insights to improve CRM, decision-making and establishment of data-management platforms. Through the enterprise solutions, we are able to foster deeper relationship with clients beyond online marketing. In addition, as our clients increasingly adopt our enterprise solutions, we are able to continue to enhance the quantity, quality, and diversity of our data assets and refine our data analytics.

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

The success of our solutions is evidenced by our strong, diverse and loyal client base from a broad range of industry verticals, including entertainment and media, E-commerce, travel and hospitality, automobile and petroleum, and banking and finance. Our clients include direct marketers and marketing agencies, and feature companies of different sizes, including more than 270 multinationals companies in 2019, as well as small and medium-sized enterprises, and from different geographic regions in and outside China.

For our online marketing solutions, we generate revenue primarily from clients’ marketing spend through our platform as they utilize our solutions in cost-plus and specified action marketing campaigns, and to a less extent from incentives granted by the publisher under our sales agency arrangement. For our enterprise solutions, we generate revenue primarily from the upfront and on- going subscription fees clients pay.

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

Audience Engagement Solution Designed for Small and Medium-Sized Enterprises—iExpress

iExpress is the “lite” version of our iAccess solution. While iAccess is designed for and primarily used by multinational clients, iExpress is designed for small and medium-sized enterprises in China, who value simplicity and flexibility in their marketing activities. iExpress contains the basic functions of iAccess with a more simplified and intuitive user interface.

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

•

Conversion path analyses—Holistic analyses of when, where and how a user interacts with various devices by the multiple touch points he or she has come in contact with, including the “last mile” through which the user is converted, i.e., making a purchase or otherwise taking an action that the marketer desires; and

•

Cross-channel effectiveness analyses—Analyses of the effectiveness of the various marketing channels in achieving different marketing objectives and their respective cost effectiveness. Combining these with conversion path analyses, marketers can identify the portfolio of channels that work in tandem with each other to generate the greatest marketing impact and effectiveness.

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

We take a flexible approach to delivering our solutions. Depending on the preferences and levels of internal resources and sophistication of clients, our solutions are delivered through:

•	self-service, when clients have the flexibility to run their marketing campaigns on an “a la carte,” cost-effective basis; and
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

Our enterprise solutions have the following key features:

•

Integration of online and offline data: Data from both online and offline sources are integrated into our cloud-based enterprise solution platform, to allow seamless omni-channel customer management. This includes, amongst others, our clients’ proprietary data collected from their CRM systems, WeChat mini programs, WeChat public accounts, or other mobile applications and enterprise systems. The extensive integration of data allows a more in-depth understanding and segmentation of customers from a 360-degree user profile.

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

Our Data and Data Analytics Capabilities and Technologies

Our Data Assets

Our data assets are the backbone of our solutions and data analytics capabilities. From approximately 125,000 mobile apps and 2.3 million websites that we covered, we analyzed approximately 930.8 million active profiled users in China in the 30 days leading up to March 31, 2020. According to the China Internet Network Information Center, or CNNIC, there were 854 million internet users and 847 million mobile internet users in China as of June 30, 2019. The average daily volume of the data we collected reached 0.9 terabytes in the 30 days leading up to March 31, 2020.

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

•

Social data — Social data refers a user’s behavior on social networks, such as Sina Weibo and Tencent QZone, including the content the user shares from websites or apps via social sharing toolbars, and the content the user posts, shares on the social networks, his or her “social graph,” such as his or her “friends” and “followers” and other behavior data the user publicly shares on social networks. Social data demonstrates that a specific user is engaged in certain particular topics or content online on social media. An example of social data would be the name of a restaurant being recommended by a particular user via his or her social network account. We obtain social data by installing our proprietary sharing toolbars and software development kits on websites and apps, as well as through API connections with major social networks.

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

We distill structured variables from large volume of unstructured data to construct context-rich user profiles. In the 30 days leading up to March 31, 2020, we analyzed approximately 930.8 million active profiled users, whose profiles include on average 22 attributes, including user demographics, geographic location, device preference, spending history, personal interest and other online or offline behavioral pattern. We “pre-package” our user profiles into audience groups that can be utilized by specific industry verticals for precise targeting. Data involving our user profiles and audience groups are continuously fed into our content distribution opportunity matching process, enabling marketers to make cost-efficient decisions on real-time audience engagement opportunities and continuously optimize these decisions to access and activate their target audience through different channels.

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

Deep Learning and Artificial Intelligence

•

Audience tracking engine — Our audience tracking engine monitors our audience across various devices and channels to identify which user has been interacting with what content, through which devices and the environment the user is in. It also uses cookies and other digital fingerprinting technologies, which take into account social network IDs, browsing behavior, network usage, IP addresses, surfing patterns, and device features, to recognize, identify, and re- identify a user across multiple channels, devices, and geographic locations, including de-duplication of multiple devices to a user.

•

Contextual analysis engine — Our contextual analysis engine parses all data properties to understand the context and content which audiences are interacting in and with, including news articles, social networks, search engines, mobile apps, etc. These help understand what a user is interested in, including product categories, brand names, product names, keywords, and the depth of their interest.

•

Natural language processing algorithms — Our natural language processing algorithms, or NLP, are important elements of our contextual analysis engine. We use these algorithms to extract structure from unstructured data, so that it can be processed and analyzed effectively. Our NLP algorithms are designed to understand and analyze Chinese and English languages and their usage in various contexts. They enable the extraction of information about entities, correlations, sentiments and emotions from vast amounts of text converted from audio and video streams and other digital content. In addition, we combine deep learning techniques with our natural language processing capabilities to further enhance the accuracy of attributes of our user profiles.

Predictive Analytics

•

User profiling engine — Combining the data collected through, and processed by, our contextual analysis engine and audience tracking engine, our user profiling engine infers the user’s interest, demographic, intent and other features through multi-dimensional data drill down and dynamic correlation analysis. In addition, we employ various models and algorithms on user profiles to expand and provide more breadth and depth on each user profile. As of March 31, 2020, we had designed an aggregate of 186 data labels for our user profiles.

•

Profile Segmentation Algorithms — We use various algorithms to organize user profiles, which are generated and updated dynamically in real time, responding to real time changes in user interests and needs. This allows for accurate and detailed segmentation of user interests through multiple dimensions, e.g. by user interest keywords and user interest categories.

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

•	We also perform the monitoring and maintenance of our data privacy and security mechanism on a regular basis.
•	We perform regular vulnerability scanning on website or web application to identify any weak configuration or vulnerabilities. We apply patch regularly and fix any configuration issues.
•

We monitor any suspicious network traffic regularly including unexpected outgoing traffic such as huge data exfiltration volume and suspicious DNS query. We gather any events or alerts from servers and endpoints with security information and event management facility to set up alerts for any abnormal events or potential security breach.

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

•

Real-time analytics — Our cloud-based technology architecture is built to be fully distributed while having a single unified access layer. Large amounts of data are ingested through multiple highly-optimized points and analyzed using both offline batch processing and online real-time processing through streaming technologies. This architecture allows us to combine multiple data dimensions and apply various machine learning algorithms in real- time to our data, providing the most up-to-date and accurate representations of a user’s traits and online behavior.

•

Scalability — With modular architecture that is built to be horizontally scalable, our platform can be easily expanded as data storage requirements and client base increase. Our data repositories are clustered and our data processing architecture is distributed in several cities in China and Hong Kong, which supports efficient expansion. When need arises, we can easily add servers and integrate them into our existing server clusters as either data nodes or processing nodes. In addition, load balancing technology helps us improve distribution of workloads across multiple computing components, optimizing resource utilization and minimizing response time.

•

Reliability — Our technology layers have built hardware redundancy and will switch if errors are detected. We built our platform on a distributed computing architecture. Furthermore, our data processing architecture is located within the same cities where servers of major ad exchanges in China are located, facilitating low latency access and reliability as we bid for content distribution opportunities in real time.

Our Content Distribution Channels

We provide marketers with one-stop access to a wide variety of cross-channel content distribution opportunities in China through our deep relationship with content distribution channel partners. For example, we purchase or promote content distribution opportunities on content distribution channels, including premium channels such as Tencent, Baidu, Google and Alibaba. Media cost for content distribution opportunities on Tencent, Baidu, Google and Alibaba channels in aggregate accounted for 89.1%, 91.1% and 87.4% of our media costs in 2017, 2018 and 2019, respectively. Media cost for content distribution opportunities on our largest and second largest channel partners accounted for 80.8% and 6.6% of our media cost in 2019, respectively.

Our content distribution opportunities span the mobile and PC channels, and include various formats such as video and traditional banner ad. Our content distribution channel partners primarily include mobile and online publishers, major search engines and ad exchanges. In the 30 days leading up to March 31, 2020, we covered approximately 125,000 mobile apps and 2.3 million websites. In 2019, our gross billing from mobile marketing solutions and other marketing solutions amounted to US$576.2 million and US$54.1 million, accounting for 89.9% and 8.4% of our gross billing, respectively. In 2019, our net revenues from mobile marketing solutions and other marketing solutions amounted to US$171.1 million and US$17.9 million, accounting for 85.8% and 9.0% of our net revenues, respectively.

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

We collaborate with many of our content distribution channel partners. Our product, technology and data engineering division work closely with the respective technology teams in our channel partners to ensure the compatibility of our tracking tools and access to content distribution opportunities. For example, in June 2018, we announced a strategic partnership with Ctrip.Com International Ltd., a top online travel agency player in China, to augment travel marketing solutions for international brands aiming to reach the rising number of outbound travelers from China. In the same month, we also announced a strategic partnership with Bilibili Inc., a leading video sharing website focused on content for the Chinese youth market. This collaboration will help international and local brands more effectively target the large Generation Z and Millennial userbase of Bilibili. In August 2019, we engaged in a strategic partnership with Beijing Xiaodu Interactive Entertainment Technology Ltd, formerly known as Baidu video, to become its exclusive advertising partner outside of the Chinese marketplace. We believe this partnership will provide global brands with the ability to target Chinese consumers through video convergence marketing.

In November 2018, we made a controlling investment in Shanghai Myhayo Technology Co., Ltd., a content distribution channel and a mobile content aggregator of articles and short videos in the PRC, which presents customized feeds to users via its mobile application. In February 2020, we agreed to make a controlling investment in Optimal Power Limited, a subsidiary wholly owned by Creative Big Limited. As of the date of this annual report, we are still in the process of negotiating and finalizing the terms of a definitive agreement for this investment, and we expect to complete the investment in the second quarter of 2020. As part of the transaction, Creative Big Limited will inject certain premium media licensing assets into Optimal Power Limited covering a number of jurisdictions in Asia-Pacific. We believe this investment will broaden our content distribution channels and enrich offerings of our online marketing solutions. However, we still primarily rely on third-party content distribution channels to access content distribution opportunities.

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

Our Clients

We sell our solutions primarily by entering into sales contracts with entities or marketing agencies, including marketing campaign contracts for our online marketing solutions. We treat entities which enter into sales contracts with us and incur spending during the relevant period as our clients. Therefore, we count specific sub-brands or divisions within the same brand or holding company as distinct clients so long as we have signed campaign contracts with different entities. On the other hand, even though multiple campaign contracts may be involved, we only record one single client if those contracts with us are signed by the same entity. Our clients include both marketers who have direct contractual relationships with us, or direct marketer clients, and marketing agency clients. Our “end marketers,” or “marketers” comprise marketers we serve, either directly or through marketing agencies, regardless if they have direct contractual relationship with us. In 2019, we had 3,481 marketers, including 1,793 marketers represented by our marketing agency clients.

Our marketers span a diverse array of industry segments, with E-commerce, entertainment and media, personal care and beauty, automobile and petroleum, and travel and hospitality being among the top five in terms of gross billing contribution in 2019. They also feature companies of different sizes, including more than 270 multinational companies in 2019, respectively, as well as small and medium-sized enterprises. Our marketers come from a variety of regions, with headquarters in Europe, North America, or Asia. In determining the geographic classification of revenue, we look at the geographic location of our subsidiary or VIE which executed the marketing campaign contract. Our subsidiaries or VIE in China generally are our signing entities for marketing campaign contracts with clients which are based in China. Our Singapore subsidiary generally is our signing entity for marketing campaign contracts with clients based in Southeast Asia. Our Hong Kong subsidiaries generally are our signing entities for marketing campaign contracts with other clients.

We have been strategically optimizing the client base, in particular, for other marketing solutions, to focus on profitability and liquidity. As a result of these efforts, our gross billing per client increased by US$127,422, or 83.7%, from US$152,318 in 2017 to US$279,740 in 2018, and by US$44,699, or 16.0%, from US$279,740 in 2018 to US$324,439 in 2019. Relatedly, the total number of clients that we served decreased by 12.3% from 1,630 in 2017 to 1,429 in 2018. The total number of clients increased by 38.2% from 1,429 in 2018 to 1,975 in 2019, primarily attributable to our increased ability to cater to the growing market demand.

In 2017, we did not derive over 10% of our net revenues from a marketer. In 2018, we derived 14% of our net revenues from a marketer in the entertainment industry. In 2019, we did not derive over 10% of our net revenues from a marketer. These marketers utilized our mobile marketing solutions under specified-action arrangement and therefore, revenue from these marketers was recognized on a gross basis. Their marketing campaign contracts were for a term of one year and contained terms similar to that under the marketing campaign contracts we generally enter into with other marketers utilizing similar solutions.

Sales, Business Development and Account Management

Our sales and business development workforce is mainly focused on attracting more clients for our mobile marketing solutions, optimizing the client base, in particular, for our other marketing solutions to focus on profitability and liquidity, and attracting more clients to use our marketing solutions and enterprise solutions. Leveraging our existing positions and reputations in industry sectors where we already have a strong presence, we are able to attract more marketers in those sectors. In addition, we are focused on diversifying our client base. We have partnered with local marketing agencies at selected first and second-tier cities in China to expand our client base in industry segments where we have relatively less presence, as well as to attract and retain high quality small and medium-sized enterprises to use our solutions on a self-serve basis. Furthermore, our sales and business development team works closely with overseas marketing agencies and channel partners in the home countries of overseas marketers, who help promote our solutions to overseas marketers.

Our sales and business development team is organized by geographic region, and is further divided into groups that focus on sales to marketers or to marketing agencies in each geographic region.

Supporting our sales and business development team are our account managers under our operational support team, who help maintain and grow the accounts of our clients. While our intuitive user interfaces are designed to enable clients to easily deploy and utilize our solutions themselves with minimal customer support, we make online and telephonic helpdesk facilities available and provide onsite engineering support to clients and also assign account managers for our direct marketer clients and some of our marketing agency clients. Our account mangers provide consultative services on the use of our solutions, and in addition, for our managed service clients, more in-depth servicing on campaign planning, execution and result measurement and analysis. As of December 31, 2019, we had 432 employees for sales, business development and account management.

We use a variety of traditional and web-based channels to drive our brand awareness and generate demand, including through direct marketing, print advertising in trade journals, offline sales efforts and client referrals. We regularly attend trade shows and industry conferences, and speak to the press about the latest trends in China’s digital market industry and developments in our solution offerings. In addition, we periodically post case studies and observations and analysis on industry trends on our website and social media, including our WeChat public account.

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

As of December 31, 2019, we had two patents and 40 computer software copyrights in China, and 22 registered trademarks in China and Hong Kong.

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

Regulations on Advertising Business

The Advertising Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on April 24, 2015 and became effective on September 1, 2015 and was amended on October 27, 2018, is the principal law regulating our business. This law regulates contents of advertisements, codes of conduct for advertising, and the supervision and administration of advertising industry. It also stipulates that advertisers, advertising operators, and advertisement publishers shall abide by the Advertising Law and other laws and regulations, be honest and trustworthy, and compete in a fair manner in advertising business. According to the Advertising Law, advertising operators and advertisement publishers shall examine the relevant certification documents and verify the contents of advertisements in accordance with laws and regulations. According the Advertising Law, if advertising operators know or should have known the content of the advertisements is false or deceptive but still provide advertising design, production and agency services in connection with the advertisements, they might be subject to penalties, including confiscation of revenue and fines, and the competent PRC authority may suspend or revoke their business licenses. In addition, the Regulations on the Administration of Advertisement, promulgated by the State Council on October 26, 1987 requires the advertising operators to submit applications to the industry and commerce authorities for approval and registration. During the course of business, advertising operators are required to check papers or certificates and examine the contents of advertisements. According to this regulation, advertising operators may not publish, broadcast, install or post any advertisements which violate the provisions of the relevant regulations.

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

Regulations on Internet Information Service

There are several principal regulations on internet information service business, including (i) the Telecommunications Regulations of the People’s Republic of China, promulgated by the State Council on September 25, 2000 and most recently amended on February 6, 2016, (ii) the Administrative Measures on Internet Information Services, promulgated by the State Council on September 25, 2000, or the Internet Measures, and (iii) the Catalogue of Telecommunication Services, issued by the State Council on September 25, 2000, and most recently amended by the MIIT on December 28, 2015. According to the Internet Measures, “internet information services” include provision of information services through the internet to internet users. Since we have websites that provides information, including description of our business and solutions, to online users, we are deemed to be providing “internet information service,” and are therefore subject to these regulations on internet information services. Pursuant to the Internet Measures, there are two categories of internet information services, namely, services of an operative nature and services of a non-operative nature. The Internet Measures require providers of operative internet information services to obtain an operating permit and imposes certain restrictions on the percentage of foreign ownership in such providers. Our business does not involve the provision of operative internet information services, and therefore, we are not required to obtain any operating permits or subject to foreign ownership restrictions under these regulations. In accordance with the Internet Measures, we shall complete a filing process for our website, which has been done.

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

The Catalog of Telecommunications Business, or the Catalog, which was issued as an attachment to the Telecom Regulations and updated in June 11, 2001, February 21, 2003, December 28, 2015 and June 6, 2019, further categorizes value-added telecommunication services into two classes: Class 1 value-added telecommunication services and Class 2 value-added telecommunication services. Information services provided via cable networks, mobile networks or internet fall within Class 2 value-added telecommunications services.

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

Furthermore, the Guidance Catalog of Industries for Foreign Investment, or the Foreign Investment Catalog, the latest version of which was promulgated jointly by MOFCOM and the National Development and Reform Commission, or the NDRC, on June 28, 2017 and became effective on July 28, 2017, classifies businesses into three categories with regard to foreign investment:(i) “encouraged,” (ii) “restricted,” and (iii) “prohibited.” The latter two categories are included in the negative list, which was first introduced into the Foreign Investment Catalog in 2017, and listed, in a unified manner, the restrictive measures for the entry of foreign investment. On June 28, 2018, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (Negative List 2018) for Foreign Investment Access, or the Special Administrative Measures, which replaced the negative list attached to the Foreign Investment Catalog in 2017. On June 30, 2019, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (Negative List 2019) for Foreign Investment Access, which replaced the negative list attached to the Foreign Investment Catalog in 2018. Industries that are not listed in the Foreign Investment Catalog or the Special Administrative Measures are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations. Our business falls under value-added telecommunications services, which are listed under the Special Administrative Measures.

In view of these restrictions on foreign direct investment in value-added telecommunications services and certain other types of businesses under which our business may fall, we have established domestic consolidated affiliated entities to engage in value- added telecommunications services. For a detailed discussion of our consolidated affiliated entities, see “Item 4. Information on the Company—C. Organizational Structure.” Due to the lack of interpretative guidance from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business. In order to comply with PRC regulatory requirements, we operate a substantial portion of our business through our consolidated affiliated entities, which we have contractual relationships with but we do not have actual ownership interests in. If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in value-added telecommunications services and other types of businesses on which foreign investment is restricted or prohibited, we could be subject to severe penalties.

Regulations on Internet Content Providers

The Administrative Measures on Internet Information Services, or the Internet Content Measures, which was promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, set out guidelines on the provision of internet information services. The Internet Content Measures specifies that internet information services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are required to be examined, approved and regulated by the relevant authorities. The Internet Content Measures specifies a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. Internet information providers that violate such prohibition may face criminal charges or administrative sanctions. If any prohibited content is found, they must remove the content immediately, keep a record of such content and report to the relevant authorities. In accordance with Provisions on the Governance of Network Information Content Ecology promulgated by Cyberspace Administration of China on December 15, 2019, which became effective on March 15, 2020, the utilization of the personalized algorithm recommendation technology tanken in the internet content provision service shall be in compliance with all the requirements as stated above as well.

The Internet Content Measures classifies internet information services into commercial internet information services and non- commercial internet information services. Commercial internet information services refer to services that provide information or services to internet users with charge. A provider of commercial internet information services must obtain the value-added telecommunications business operation license.

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

The Cybersecurity Law of the PRC, or the Cybersecurity Law, which was promulgated on November 7, 2016 by the Standing Committee of the National People’s Congress and came into effect on June 1, 2017, provides that network operators shall meet their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the Cybersecurity Law, network operators are subject to various security protection-related obligations, including: (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real- time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies.

Regulations on Foreign-related Surveys Measures

According to the Foreign-related Surveys Measures, foreign-related surveys include: (i) market and social surveys conducted under the entrustment or financial aid of any overseas organization, individual, or the agency of any overseas organization in China; (ii) market and social surveys conducted in cooperation with any overseas organization, individual, or the agency of any overseas organization in China; (iii) market surveys lawfully conducted by the agency of any overseas organization in China; and (iv) market and social surveys of which the materials and results are to be provided to any overseas organization, individual, or the agency of any overseas organization in China. Any foreign-related market survey must be conducted by a foreign-related survey institution and no individual or organization may conduct any foreign-related survey without a license for foreign-related surveys. According to the Foreign-related Surveys Measure and the Catalogue of Industries for Guiding Foreign Investment (2017 version), only a domestic enterprise or a sino-foreign enterprise which meet the several requirements stipulated in the Foreign-related Surveys Measures can apply for license for the foreign- related survey. On June 30, 2019, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (Negative List 2019) for Foreign Investment Access, which replaced the negative list attached to the Foreign Investment Catalog in 2018. Industries that are not listed in the Special Administrative Measures are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations.

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

Trademark

The PRC Trademark Law, promulgated in 1983 and most recently amended in 2019, which such amendments became effective on November 1, 2019, protects the proprietary rights with respect to registered trademarks. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and may grant a term of 10 years for registered trademarks, which may be extended for another 10 years upon request. Trademark license agreements shall be filed with the Trademark Office for record. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific class of the relevant products or services.

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

Regulations on Employment

There are several principal rules and regulations in the PRC with respect to rights and obligations of employers and labors, including (i) the Labor Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress effective on January 1, 1995, amended and became effective on December 29, 2018, or the Labor Law, (ii) the Labor Contract Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress effective on July 1, 2013, or the Labor Contract Law, (iii) the Social Insurance Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress effective on July 1, 2011, amended and became effective on December 29, 2018, or the Social Insurance Law, which was, and (iv) the Regulations on the Management of Housing Provident Fund, promulgated by the State Council on March 24, 2002 and amended and became effective on March 4, 2019.

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

Regulations on Taxation

PRC Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (i) the PRC Enterprise Income Tax Law, promulgated by the National People’s Congress of China and implemented on January 1, 2008, amended and became effective on December 29, 2018, or the EIT Law, and (ii) the implementation rules to the EIT Law promulgated by the State Council and implemented on January 1, 2008 and amended on April 23, 2019. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions. According to the EIT Law and its implementation rules, the income tax rate of an enterprise that has been determined to be a high and new technology enterprise may be reduced to 15% with the approval of relevant tax authorities.

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

The PRC and the Hong Kong Special Administrative Region entered into the Arrangement for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or Special Double Taxation Avoidance Agreement, on August 21, 2006. This arrangement reduces the withholding tax rate in respect of the payment of dividends by a PRC enterprise to a Hong Kong enterprise, such as from our PRC subsidiaries to our Hong Kong subsidiaries, from the statutory rate of 10% to 5% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to benefit from the reduced withholding tax rate: (i) it must be is a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Announcement of the State Taxation Administration on Issuing the Administrative Measures for Entitlement to Treaty Benefits for Non-resident Taxpayers, or Non-Resident Tax Treatments Measures, which became effective in October 14, 2019, require that non-resident taxpayers collect, gather and retain relevant materials for future reference in accordance with the provisions of this measure and be administrated and supervised subsequently by the relevant tax authority in order for the reduced withholding tax rate to apply. There are also other conditions for the reduced withholding tax rate including that Hong Kong recipient must be the beneficial owner of the income.

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

Regulations on Dividend Distribution

The principal legislation with respect to payment or distribution of dividends by wholly foreign-owned enterprises include (i) the Company Law of the People’s Republic of China, most recently amended by the Standing Committee of the National People’s Congress as of October 26, 2018, and (ii) Foreign Investment Law of the People’s Republic of China, which was promulgated on March 15, 2019 and effective from January 1, 2020. Under these laws, wholly foreign-owned enterprises in the PRC may pay dividends only out of accumulated profits, after setting aside annually at least 10% of accumulated after-tax profits as reserve fund, if any, until such time as the accumulative amount of such fund reaches 50% of the enterprise’s registered capital. A wholly foreign-owned enterprise may allocate a portion of its after-tax profits to its employee welfare and bonus funds at its discretion. These reserve funds may not be distributed as cash dividends.

Regulations on Foreign Investment

According to the Negative List 2019, there is no restriction on the foreign-invested advertising company as advertising industry falls within neither the catalogue of prohibitions nor the catalogue of restrictions. Moreover, the Regulations for the Administration of Foreign-Invested Advertising Enterprises, which prescribed certain restrictions on foreign investors were abolished on June 29, 2015.

According to the Negative List 2019, market survey falls into the catalogue of restrictions, which means foreign investors can engage in businesses in this industry only through a sino-foreign enterprise, while social survey falls into the catalogue of prohibitions.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 on December 26, 2019, the State Council adopted Implementing Rules for the Foreign Investment Law of the People’s Republic of China which took effect from January 1, 2020, to interprete and implement the Foreign Investment Law. These rules replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The organization form and activities of foreign-invested enterprises shall be governed by the laws of the Company Law of the People’s Republic of China and the Partnership Enterprise Law of the People’s Republic of China. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of the Foreign Investment Law.
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

C.Organizational Structure

The following chart illustrates our company’s organizational structure, including our principal subsidiaries and consolidated affiliated entities as of March 31, 2020:

iClick Interactive Asia Group Limited (Cayman Islands)
100%
Optimix Media Asia Limited (Hong Kong)
Diablo Holdings Corporation (British Virgin Islands)
OptAim Limited (Cayman Islands)
Performance Media Group Limited (Hong Kong)
iClick Interactive Asia Limited (Hong Kong)
Digital Marketing Group Limited (Hong Kong)
Tetris Media Limited (Hong Kong)
iClick Interactive (Singapore) Pte. Ltd. (Singapore)
Addoil Boardcasts Limited (Hong Kong)
Harmattan Capital Holdings Corporation (British Virgin Islands)
China Search (Asia) Limited (Hong Kong)
OptAim (HK) Limited (Hong Kong)
Offshore
PRC
iClick Data Technology (Beijing) Limited
Tetris Media (Shanghai) Co., Ltd.
41.5%
Changyi (Shanghai) Information Technology Co., Ltd.
Xi'an Changzhan Information Technology Ltd.
Search Asia Technology (Shenzhen) Co., Ltd.
OptAim (Beijing) Information Technology Co., Ltd.
(1)
Anhui Zhiyunzhong Information Technology Co., Ltd.
Beijing OptAim Network Technology Co., Ltd.
40%
36.8%
Zhiyunzhong (Shanghai) Technology Co., Ltd.
Shanghai Myhayo Technology Co., Ltd.
Anhui Myhayo Technology Co., Ltd.
Equity Interest
Contractual arrangements, including a second amended and restated equity pledge agreement, powers of attorney, a spousal consent, an exclusive business cooperation agreement, and a second amended and restated exclusive call option agreement

(1)The nominee shareholders of OptAim Network are Ms. Jie Jiao and Mr. Jian Tang, who hold 51% and 49% equity interests in OptAim Network, respectively. Ms. Jie Jiao was our former chief financial officer, and Mr. Jian Tang is our co- founder, director and chief executive officer. As of the date of this annual report, Mr. Jian Tang and Ms. Jie Jiao are the nominee shareholders of OptAim Network, and we are arranging the transfer of Ms. Jie Jiao’s equity interest in OptAim Network to an affiliate of our company.

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

•	Performance Media Group Limited: primarily focusing on providing mobile marketing solutions and other marketing solutions to Hong Kong clients
•	China Search (Asia) Limited and its subsidiary: promoting content distribution opportunities for the publisher under our sales agency arrangement
•	iClick Interactive (Singapore) Pte. Ltd: primarily focusing on providing both mobile marketing solutions and other marketing solutions to Singapore and other overseas clients
•	iClick Data Technology (Beijing) Limited (previously named iClick Interactive (Beijing) Advertisement Co., Ltd.): primarily focusing on providing our other marketing solutions to PRC clients
•	Anhui Zhiyunzhong Information Technology Co., Ltd.: primarily focusing on providing mobile marketing solutions to PRC clients
•	OptAim (Beijing) Information Technology Co., Ltd.: primarily focusing on providing mobile marketing solutions to PRC clients through our VIE and the VIE’s subsidiary
•	Beijing OptAim Network Technology Co., Ltd. which is our VIE, and its subsidiary: primarily focusing on providing mobile marketing solutions to PRC clients
•	Changyi (Shanghai) Information Technology Co., Ltd. and Xi'an Changzhan Information Technology Ltd.: primarily focusing on providing enterprise solutions
•	Shanghai Myhayo Technology Co., Ltd. and Anhui Myhayo Technology Co., Ltd.: primarily focusing on providing mobile content distributions in PRC

After the abolishment of the foreign ownership restriction in advertising business, we had been transferring the advertising business previously operated by our VIE, OptAim Network, primarily consisting of our mobile marketing solution business, to our wholly-owned subsidiaries. As of December 31, 2018, our wholly-owned subsidiaries had replaced OptAim Network as contracting party for all our mobile marketing solution business. In November 2018, OptAim Network acquired the controlling investment in Shanghai Myhayo Technology Co., Ltd. and Anhui Myhayo Technology Co., Ltd. in November 2018 and March 2019 respectively, providing a content distribution channel and a mobile content aggregator of articles and short videos in the PRC, which presents customized feeds to users via its mobile application.

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

Under the Measures on the Administration of Foreign-related Surveys, or the Foreign-related Surveys Measures, promulgated by the National Bureau of Statistics of China on October 13, 2004, no individual or organization may conduct any foreign-related survey without a license for foreign-related survey granted by the National Bureau of Statistics in China or its local counterparts. Under the Catalogue for the Guidance of Foreign Investment Industries, promulgated by the Ministry of Commerce and National Development and Reform Commission on June 28, 2017, only a domestic enterprise or a sino-foreign enterprise which meets the several requirements stipulated in the Foreign-related Surveys Measures can apply for a license for the foreign-related survey. We do not believe our collection and use of multiple kinds of data from multiple sources in China to improve the cost-effectiveness of marketing campaigns for marketers in and outside China fall within the scope of “foreign-related survey” under the Foreign-related Survey Measures. However, there are uncertainties under the PRC laws whether such activities may be deemed as “foreign-related survey,” which would require a foreign-related survey license from the National Bureau of Statistics in China or its local counterparts. In light of these uncertainties and out of prudence, we, through our VIE, OptAim Network, applied for and were granted a foreign- related survey license on June 6, 2017. If the PRC regulatory authorities disagree with our interpretation of what would constitute foreign-related survey and enforcement practices on foreign-related survey licensing requirement or if we expand our business scope to engage in activities falling within the scope of foreign-related survey, we will need to continue to rely on OptAim Beijing’s contractual arrangements with OptAim Network and its shareholders to conduct certain of our operations in China, including to transfer such operations to our VIE to the extent they are deemed foreign-related survey. See “Item 3. Key Information—D. Risk Factors—Risk Related to Our Corporate Structure—We rely on the contractual arrangements that establish the structure for certain of our operations in China and we will need to rely on the contractual arrangements when and to the extent our operations are deemed as foreign-related survey.”

Under the relevant PRC laws, commercial operators of value-added telecommunication services, which refer to providers of telecommunications and information services through public network infrastructures that provide information or services to internet users with a charge, shall obtain a value-added telecommunications business operation license. See “Regulations -Regulations on Value-added Telecommunication Services” and “—Regulations on Internet Content Providers.” It is unclear whether Myhayo’s business model would render it a commercial operator of value-added telecommunication services under the relevant PRC laws, in which case Myhayo would be required to hold a value-added telecommunication license. Pursuant to the Negative List 2019, jointly promulgated by the MOFCOM and NDRC on October 24, 2019, foreign investment in value- added telecommunication services is subject to certain restrictions. See “—Regulations—Regulations on Foreign Direct Investment in Value-Added Telecommunications Companies”. As a result, we made our controlling investment in Myhayo through OptAim Network, our VIE. In August 2019, Myhayo obtained the value-added telecommunication business operation license from the relevant local counterpart of MIIT.

The contractual arrangements between OptAim Beijing, OptAim Network and the shareholders of OptAim Network allow us to:

•	exercise effective control over OptAim Network and its subsidiaries;
•	receive substantially all of the economic benefits of OptAim Network and its subsidiaries; and
•	have an exclusive option to purchase all or part of the equity interests and assets in OptAim Network.

As a result of these contractual arrangements, we have effective control over, and are the primary beneficiary of, OptAim Network and therefore treat OptAim Network and its subsidiaries as our consolidated affiliated entities under U.S. GAAP and have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among OptAim Beijing, our wholly- owned subsidiary, OptAim Network, our consolidated VIE, the shareholders of OptAim Network and Zhiyunzhong.

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

Spousal Consent

The spouse of Mr. Jian Tang signed a spousal consent letter on May 26, 2017. Mr. Jian Tang holds 49% equity interest in OptAim Network. Under the spousal consent letter, the signing spouse unconditionally and irrevocably agreed that she was aware of the disposal of OptAim Network shares held by Mr. Jian Tang in the following second amended and restated exclusive call option agreement, the abovementioned power of attorney, and the second amended and restated equity pledge agreement. The signing spouse confirmed not having any interest in the OptAim Network shares and committed not to impose any adverse assertions upon those shares. The signing spouse further confirmed that her consent and approval are not needed for any amendment or termination of the abovementioned agreements and committed that she shall take all necessary measures needed for the performance of those agreements.

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

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If the PRC government finds that the agreements that establish the structure for the operation of OptAim Network do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on the contractual arrangements that establish the structure for certain of our operations in China and we will need to rely on the contractual arrangements when and to the extent our operations are deemed as foreign-related survey,” and “—Substantial uncertainties exist with respect to the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

D.Property, Plant and Equipment

Our headquarters and principal executive office are located in Hong Kong, in an approximately 830 square-meter facility, under certain lease agreements expiring on December 31, 2021. As of December 31, 2019, we leased approximately 5,400 square-meter office space in China located in Beijing, Shanghai, Shenzhen, Anhui and Guangzhou, which primarily carry out the functions of technology and data engineering, sales and business development and operation support. Outside of China and Hong Kong, we also have subsidiaries or sales offices in Singapore, Taiwan, Korea, Thailand and London.

We lease all of our facilities and do not own any real property. Our leases will expire from 2020 to 2021, and we have renewed leases that expired on or before the date of this annual report. We believe that our current facilities are suitable and adequate to meet our current needs. If we require additional space, we expect to be able to obtain additional facilities on commercially reasonable terms.

ITEM 4A.UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.Operating Results

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

Key Factors Affecting Our Results of Operations

We believe the key factors affecting our financial condition and results of operations include the following:

•	Our ability to expand mobile app channels;
•	Our ability to expand enterprise solutions;
•	Our revenue models;
•	Our ability to optimize client base and increase client spending;
•	Our ability to enlarge audience data set, strengthen data analytics capabilities and innovate technologies; and
•	Seasonality;

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

While marketing via non-mobile channels has been established for several years, marketing via mobile channels, in particular via mobile apps, which has a more dynamic competitive landscape, is a relatively new phenomena in China driven by recent innovations in mobile technologies and the growing popularity and prevalence of mobile devices and mobile apps. We have experienced and expect to continue to face significant competition for our mobile marketing solutions, which have resulted in a downward pricing pressure on our mobile marketing solutions. In addition, in light of the rising demand for marketing via mobile apps, mobile app publishers, especially popular mobile app publishers tend to command stronger bargaining power compared to their non-mobile app publisher counterparts, which has increased media costs for our mobile marketing solutions. Furthermore, consistent with the general industry trends for online marketing on mobile channels and on non-mobile channels, a higher percentage of marketing campaigns involving our mobile marketing solutions were conducted on a specified action (i.e., gross) basis while a higher percentage of marketing campaigns involving our other marketing solutions were conducted on a cost-plus (i.e., net) basis in 2019 compared to 2018. See “—Key Components of Results of Operations—Net Revenues” and “—Key Factors Affecting Our Results of Operations—Our revenue models.” Therefore, gross profit margins for our mobile marketing solutions were significantly lower than those for our other marketing solutions for the same periods historically, and we expect the trend to continue. As a result, an increase in the percentage of revenue from our mobile marketing solutions may have a positive impact on our gross billing and net revenues but a negative impact on our gross profit margin.

Furthermore, as we continue to focus on the growth of our mobile marketing solutions, we may, from time to time, prioritize on engaging with marketing agency clients, which may generate larger marketing spend per client compared to direct marketer clients. On the other hand, net revenues as a percentage of gross billing and gross profit margin tend to be lower for marketing agency clients, compared to direct marketer clients. Marketing agency clients represented 27.7%, 28.1% and 33.9% of our clients in 2017, 2018 and 2019, respectively.

We primarily rely on third-party content distribution channels to access content distribution opportunities. To further expand our content distribution network, we need to develop new and enhance our existing relationships with content distribution channel partners, which depends, in part, on our ability to continually generate sufficient marketing spend from our clients on these channels, especially mobile app channels. We also intend to strengthen our relationships with content distribution channel partners through technology collaboration to facilitate innovative and effective user engagement. In addition, in November 2018, we made a controlling investment in Myhayo, a content distribution channel and a mobile content aggregator of articles and short videos in the PRC, which presents customized feeds to users via its mobile application. In February 2020, we agreed to make a controlling investment in Optimal Power Limited, a wholly owned subsidiary of Creative Big Limited. As of the date of this annual report, we are still in the process of negotiating and finalizing the terms of a definitive agreement for this investment, and we expect to complete the investment in the second quarter of 2020. As part of the transaction, Creative Big Limited will inject certain premium media licensing assets into Optimal Power Limited covering a number of jurisdictions in Asia-Pacific.

Our Ability to Expand Enterprise Solutions

Our future growth also depends on our ability to expand our enterprise solutions. The markets for certain of our offerings remain relatively new and it is uncertain whether our efforts, and related investments, will ever result in significant profits for us. Also, if we are unable to develop enhancements to and new features for our existing services that keep pace with rapid technological developments, our business could be impacted. The success of our development, and implementation of new features and services depends on several factors, including the timely completion, introduction and market acceptance of the feature, service or enhancement by customers, administrators and developers, as well as our ability to integrate all of our service offerings and develop adequate selling capabilities in this new market. Failure in this regard may significantly impair our revenue growth as well as negatively impact our operating results if additional costs are not offset by additional revenues.

Our Revenue Models

We derive revenue for our marketing solutions business primarily from four sources and report them on either the net or gross basis: (i) revenue from incentives earned from the website publishers, for which we act as a sales agent for their content distribution opportunities, or the sales agency arrangement, which is reported as a net basis, (ii) revenue from performing cost-plus marketing campaigns, which is reported on a net basis, (iii) revenue from performing specified actions marketing campaigns (i.e., a CPM, CPC, CPA, CPS, CPL or ROI basis), which is reported on a gross basis; and (iv) revenue from SaaS products offering under our enterprise solutions business, which is reported on a gross basis and a net basis. Please see “—Key Components of Results of Operations—Net Revenues” above for more details.

With respect to our marketing solutions, the gross profit margins for our sales agency arrangement and cost-plus marketing campaigns are higher than that for our specified action marketing campaigns as cost of revenues for our sales agency arrangement and cost-plus marketing campaigns does not include media cost. As a result, an increase in the percentage of gross billing recognized as net revenues from performing specified actions marketing campaigns will have a positive impact on our net revenues and a negative impact on gross profit margin. On the other hand, an increase in the percentage of gross billing recognized as net revenues from our sales agency arrangement and from performing cost-plus marketing campaigns will have a negative impact on our net revenues and a positive impact on gross profit margin.

Our mobile marketing solutions, other marketing solutions, and enterprise solutions each represent a mixture of revenue recognized on gross basis and on net basis and the proportion of each fluctuates from period to period. Therefore our net revenues, net revenues as a percentage of gross billing, gross profit margin and the comparability of our financial results in one period to another may be affected by the relative proportion of our gross billing recognized as net revenues on a gross basis and a net basis. The relative proportions of gross billing recognized as net revenues on a gross basis and a net basis are affected by a variety of factors, in particular, the terms of the arrangements with our clients, including whether to conduct their marketing campaigns on a specified-action (i.e., gross) or cost-plus (i.e., net) basis in a particular period, which in turn depends on clients’ needs and goals.

Our Ability to Optimize Client Base and Increase Client Spending

Our growth and profitability are dependent upon our ability to optimize our client base and increase our clients’ spending related to marketing and customer management. We started a comprehensive review of our client base for other marketing solutions in 2016 to focus on profitability and liquidity. For example, we terminated relationships with certain clients for our other marketing solutions, which had relatively long account receivable cycles and yielded relatively low operating profit margins in 2016 and the first half of 2017. We have also been focused, and expect to continue our focus, on sales to direct marketer clients, which tend to command higher gross profit margin compared to agency clients. However, as we continue to focus on the growth of our mobile marketing solutions, we may, from time to time, prioritize on engaging with marketing agency clients, which may generate larger marketing spend per client compared to direct marketer clients. Furthermore, our growth and profitability also depend on our ability to attract more marketers to our self-service model, and to further diversify our client base to capture the growth in additional industry verticals and geographic markets.

Our ability to increase clients’ spending on our platform depends on whether our solutions can effectively address marketers’ evolving and diverse needs in a cost-efficient manner. To that end, we plan to develop and offer more tailored, innovative and user- friendly solutions and services and enhance our sales, marketing and account servicing efforts. For example, we strive to promote our newly launched enterprise solutions to clients by enhancing our ability to effectively identify and address clients’ needs on CRM and comprehensive and customized data acquisition, mining and analytics for real-time, data-driven and more accurate decision making.

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

In accordance with the contractual agreements among the OptAim Beijing, OptAim Network and the shareholders of OptAim Network, we have power to direct activities of the VIE, and can have assets transferred out of the VIE. Therefore, we consider that there is no asset in the VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves of the VIE and the VIE’s subsidiaries amounting to US$2.0 million, US$2.0 million and US$2.0 million, respectively, as of December 31, 2017, 2018 and 2019. As the VIE was incorporated as limited liability company under the PRC Company Law, the creditors do not have recourse to our general credit for all the liabilities of the VIE. Currently there is no contractual arrangement that could require us to provide additional financial support to the VIE.

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

Fair Value Determination Related to the Accounting for Business Combinations

We completed business combinations during 2015, 2018 and 2019 which require us to perform purchase price allocations. In order to recognize the fair value of assets acquired and liabilities assumed, mainly consisting of intangible assets and goodwill, we use valuation techniques such as discounted cash flow analysis under the income approach. Major factors considered include historical financial results and assumptions including future growth rates, terminal rate and an estimate of weighted average cost of capital. Most of the valuations of our acquired businesses have been performed by independent valuation specialists under our management’s supervision. We believe that the estimated fair value assigned to the assets acquired and liabilities assumed are based on reasonable assumptions and estimates that market participants would use. However, such assumptions are inherently uncertain and actual results could differ from those estimates.

Impairment of Goodwill

Impairment of goodwill assessment is performed on at least an annual basis on December 31 or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. According to ASC 350-20-35, an entity may assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. We, however, select to proceed directly to perform a two-step goodwill impairment test. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in adjusting the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of each reporting unit includes estimating future cash flows, determining appropriate discount rates, control premium, comparable companies’ multipliers and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

Revenue Recognition

On January 1, 2018, we adopted ASU 2014-09 “Revenue from Contracts with Customers (Topic 606)” and subsequent amendments to the initial guidance or implementation guidance issued between August 2015 and December 2016 within ASU 2015- 14, ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 (collectively, “ASC 606”) using a modified retrospective approach applied to contracts that were not completed as of January 1, 2018. The adoption did not have a material impact on the accumulated deficit as of January 1, 2018. Results for reporting periods beginning on or after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with the our historic accounting under ASC 605.

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

The following table presents our revenue recognized from contracts with customers disaggregated by the four types of pricing models:

	For the years ended
	December 31, 2017	December 31, 2018	December 31, 2019
	Under ASC 605	Under ASC 606	Under ASC 606
Recognized over time
- Sales agent	8,311	8,671	6,563
- Cost-plus	10,788	12,192	17,146
- SaaS products offering	—	—	8,687
	19,099	20,863	32,396
Recognized at point in time
- Specified actions	106,159	139,154	165,263
- SaaS products offering	—	—	1,749
	106,159	139,154	167,012
Total	125,258	160,017	199,408

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

We grant rebates to marketing clients under the sales agent arrangement. The majority of marketing clients under this arrangement are not customers under either the cost-plus arrangement or specified actions arrangement. We record rebates granted to such marketing clients as reduction of revenue.

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

Specified actions

We also generate revenue from performing specified actions (i.e., a CPM, CPC, CPA, CPS, CPL or ROI basis). Revenue is recognized on a CPM or CPC basis as impressions or clicks are delivered while revenue on a CPA, CPS, CPL or ROI basis is recognized once agreed actions are performed. For the specified actions advertisement campaigns, we are the principal as we have the obligation to deliver successful actions requested by marketing clients. Also, we will only be paid if successful actions can be delivered and is exposed to risk of loss. In terms of pricing, we have complete latitude in establishing the selling prices of each of the CPM, CPC, CPA, CPS, CPL or ROI pricing model. Our margin may vary as the costs incurred to deliver successful actions may vary and we are therefore exposed to risk of loss whereby validating our degree of responsibility to our customers. Although the inventory risk under specified actions arrangement is considered to be low, we conclude that we are the principal in such arrangement as we are the principal ultimately responsible for delivering successful actions and in charge of establishing the price per action. Accordingly, we report revenue earned and costs incurred related to these transactions on a gross basis.

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

SaaS products offering

Under this arrangement, we offer SaaS products which are cloud-hosted software offering enterprise solutions to customers through provision of software licenses and retail and CRM. Revenues under this arrangement primarily consist of fees for (i) licensing to provide customers with access to one or more of the existing cloud applications for e-commerce, marketing and customer management, (ii) the development of new cloud applications customized for individual customer, and (iii) various combinations of technical support and maintenance services provided by us. Contracts with customers under this arrangement are generally with a term of 1 to 24 months.

Revenues from licensing of existing cloud applications are generally recognized ratably over time over the contract term beginning on the date that the licensing service is made available to the customer, whereby we consider that our customers simultaneously receive and consume the benefits provided by the use of existing cloud applications. We do not have other right to consideration in exchange for goods or service that we have transferred to a customer when that right is conditioned on something other than the passage of time.

Revenues of developing new cloud applications exclusively customized for customers are recognized at point-in-time when we are able to deliver the cloud applications to customers. We consider the transfer of control of new cloud applications to customer, which represents a distinct performance obligation, to be completed when such cloud applications are on-premise and fully functional such that the customer can use and benefit from the cloud applications on its own.

Besides, we also provide certain additional maintenance services along with the above arrangements of cloud application development and licensing, such as technical support and bug fixes. These additional maintenance services are considered to be a series of distinct services that are substantially the same and have the same duration and measure of progress; therefore, we conclude that they represent a separate combined performance obligation. Revenues from such additional maintenance services are recognized ratably over-time over the contract period.

The respective stand-alone selling prices of each of the three performance obligations are determined based upon observable prices in stand-alone transactions and contractually stated price whereby no allocation of selling prices among individual performance obligations are required.

Cost of revenues for SaaS products primarily comprises amortization expenses related to our computer software and systems, salaries and benefits of relevant operations and support personnel, depreciation of relevant property and equipment depreciation and other direct services costs.

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

Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Revenue recognized during the year ended December 31, 2019 relating to deferred revenue as of January 1, 2019 was US$15.8 million.

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

(ii)

Payment terms and conditions vary by contract type, although terms generally include a requirement of prepayment or payment within one year or less. In instances where the timing of revenue recognition differs from the timing of invoicing, we have determined that our contracts generally do not include a significant financing component.

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

Valuation of Ordinary Shares, Preferred Shares, Share Options and Warrants

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

The table below sets forth the fair value of total equity as of March 31, 2017, June 30, 2017 and September 30, 2017, respectively:

US$ in millions
March 31, 2017	514
June 30, 2017	566
September 30, 2017	521

The other major assumptions used in calculating the fair value of total equity include:

Weighted average cost of capital, or WACC. Our cash flows were discounted to present value using discount rates that reflect the risks the management perceived as being associated with achieving the forecasts and are based on the estimate of our weighted average cost of capital, or WACC, on the issuance date. The WACCs were determined considering the risk-free rate, industry-average correlated relative volatility coefficient, or beta, equity risk premium, country risk premium, size of our company, scale of our business and our ability in achieving forecast projections. We used WACCs of 18.0%, 17.8% and 18.2% for March 31, 2017, June 30, 2017 and September 30, 2017, respectively.

Comparable companies. In deriving the WACCs, which are used as the discount rates under the income approach, four publicly traded companies in the U.S. were selected for reference as our guideline companies.

Discount for lack of marketability, or DLOM. At the time of each issuance, we were a closely-held company and there was no public market for our equity securities. To determine the discount for lack of marketability, we and the independent appraisers used the Black-Scholes put option model. A put option was used because it incorporates certain company-specific factors, including timing of the expected initial public offering and the volatility of the share price of the guideline companies. Based on the analysis, we used DLOM of 9.6%, 5.7% and 3.9% for March 31, 2017, June 30, 2017 and September 30, 2017, respectively.

Significant Factors Contributing to the Difference in Fair Value Determined of Total Equity

The determined fair value of total equity was US$513.5 million as of March 31, 2017 and increased to US$566.2 million as of June 30, 2017, and decreased to US$520.8 million as of September 30, 2017. We believe the change in the fair value of our total equity was primarily attributable to the following factors:

The increase of equity value from March 2017 to June 2017 was attributed to the decrease in lack of marketability discount as a result of the closer timing of the expected initial public offering. The decrease from June 2017 was as a result of the increase in WACC and update on financial projections as of September 30, 2017 to align with our actual performance up to the Valuation Date.

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

As mentioned in our amended and restated memorandum and articles of association, total equity value will be allocated to different classes of shareholders under three different scenarios, namely liquidation scenario, redemption scenario and conversion scenario (i.e. the IPO scenario).

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

The key assumptions used in the equity allocation model with contingent claim to allocate the total equity value under the liquidation scenario and redemption scenario include:

•	Current equity value. Current equity value is determined as the total equity value derived by step 1;
•	Life to expiration. Life to expiration is determined based on the remaining contractual life of each class of preferred shares;
•	Risk-free interest rate. Risk free interest rate is determined based on the yield of U.S. Treasury Strips with a maturity life equal to the expected life to expiration; and
•	Volatility. volatility is determined based on our comparable companies.

After deriving the values of preferred and ordinary shares under each of the liquidation scenario, redemption scenario and conversion scenario, we then assigned the probabilities of each scenario to arrive at the probability weighted value of each class of shares. The table below sets forth the probability of the three scenarios used in calculating the fair value of the preferred shares as of March 31, 2017, June 30, 2017 and September 30, 2017, respectively:

	Liquidation Scenario	Redemption Scenario	Conversion Scenario
March 31, 2017	5.0%	5.0%	90.0%
June 30, 2017	5.0%	5.0%	90.0%
September 30, 2017	5.0%	5.0%	90.0%

The table below sets forth the fair value of ordinary shares and preferred shares as of March 31, 2017, June 30, 2017 and September 30, 2017, respectively.

	Preferred Shares
	Series - A	Series - B	Series - C	Series - D	Series - E	Ordinary Shares
	(US$ in millions)
March 31, 2017	49	37	32	54	23	327
June 30, 2017	54	41	35	58	25	361
September 30, 2017	49	38	32	54	23	333

We grant share options and restricted share units (“RSUs”) to eligible employees and account for these share-based awards in accordance with ASC 718 Compensation Stock Compensation. Effective January 1, 2019, we adopted ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”), which expands the scope of Topic 718 to include share-based payment awards to nonemployees. As a result, share-based awards granted to consultants and non-employees are accounted for in the same manner as awards granted to employees as described above. The impact of adoption of this new guidance did not have a material impact on our consolidated financial statements. Prior to the adoption of ASU 2018-07, for share-based awards granted to non-employees, we accounted for the related share-based compensation expenses in accordance with ASC subtopic, 505-50 (“ASC 505-50”), “Equity-Based Payments to Non-Employees.” Under the provision of ASC 505-50, these options, RSUs and warrants are measured as of the earlier of the date at which either: (1) commitment for performance by the non-employee has been reached; or (2) the non-employee’s performance is complete.

Share-based awards are measured at the grant date fair value of the awards and recognized as expenses using graded vesting method, net of estimated forfeitures, over the requisite service period, which is the vesting period. Compensation cost is accrued if it is probable that a performance condition will be achieved. We estimate the forfeiture rate based on historical forfeitures of equity awards and adjust the rate to reflect changes in facts and circumstances, if any. We revise our estimated forfeiture rate if actual forfeitures differ from our initial estimates. Grant date fair values of share options and warrants are calculated using the binomial option pricing model with the assistance from an independent appraiser. The binomial option pricing model is used to measure the value of the awards. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected volatility, risk-free interest rates, exercise multiple, expected dividend yield and expected term.

The binomial option pricing model is used to determine the fair value of the share options and warrants granted to employees and non- employees. The fair values of share options granted/ modified during the years ended December 31, 2017, 2018 and 2019 were estimated using the following assumptions:

Granted during the years ended December 31, 2017 and 2019	Risk-free interest rate(1)	Dividend yield(2)	Volatility rate(3)	Expected term (in years)(4)
January 1, 2017	2.67%	0%	50.75%	NA
April 1, 2017	2.59%	0%	50.79%	NA
July 1, 2017	2.35%	0%	47.59%	NA
December 9, 2019(7)	1.60%	0%	42.11%	3.00
Modified during the year ended December 31, 2018:
September 1, 2018(5)	2.83%	0%	42.72%	NA
September 1, 2018(6)	2.92%	0%	44.65%	NA

(1)	The risk-free interest rate of periods within the contractual life of the share option is based on the yield of US Treasury Strips sourced from Bloomberg as of the valuation dates.
(2)	The Company has no history or expectation of paying dividends on its ordinary shares.
(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(4)

The time to expire is assumed to be the option’s contractual term while early exercise multiples, being 2.2x and 2.8x for general staff and management staff, respectively, and post-vesting employment termination behavior have been factored into the model to derive the fair values of the share options.

(5)	It refers to the modification of options previously granted on January 1, 2015.

(6)	It refers to the modification of options previously granted on January 1, 2017.
(7)	It refers to the issue of warrants to an non-employee on December 9, 2019.

Fair Value of Convertible Notes

Convertible notes issued in 2018

On September 12, 2018, we issued US$30.0 million of zero-coupon convertible notes (“2018 Notes”) at par. The convertible notes will mature on September 12, 2023 and are non-interest bearing, unless the convertible notes are redeemed or repaid upon the occurrence of events of default or relevant events as defined in the agreement whereby an interest of 5% per annum would be charged.

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

The fair value of the 2018 Notes was determined using a Monte Carlo simulation with the key assumptions summarized in the below table. The volatility was based on the implied historical volatility of certain comparable companies. The risk-free interest rate is equal to the yield, as of the measurement date, of the zero-coupon U.S. Treasury bill that commensurates with the remaining period until the maturity of the 2018 Notes.

	Volatility	Risk-free rate
Measurement date	%	%
December 31, 2018	44.32	2.52
February 1, 2019	44.59	2.55
March 1, 2019	44.99	2.62
August 22, 2019	43,86	1.47
November 14, 2019	44.34	1.61
December 12, 2019	43.86	1.71
December 31, 2019	44.17	1.67

Convertible notes issued in 2019

On November 11, 2019 and December 16, 2019, we issued 5% coupon convertible notes of US$ 20,000 (the “November 2019 Notes”) and US$10,000 (the “December 2019 Notes”) (collectively, the “2019 Notes”), respectively, at par. The November 2019 Notes and the December 2019 Notes mature on November 11, 2022 and December 16, 2022, respectively.

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

The fair values of the 2019 Notes as of December 31, 2019 were determined using a binomial model with the key assumptions summarized in the below table. The volatility was based on the implied historical volatility of certain comparable companies. The risk-free interest rate is equal to the yield, as of the respective measurement dates, of a 5% coupon U.S. Treasury bill that is commensurate with the remaining period until the maturity of the 2019 Notes. The bond yield was based on the yield of corporate bonds with comparable ratings.

	Volatility	Risk-free rate	Bond yield
	%	%	%
November 2019 Notes	42.53	1.61	10.09
December 2019 Notes	42.63	1.61	10.09

Gross Billing

We regularly review a number of financial and operating metrics, including those set forth below, to help us evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of sales and marketing, and assess our operational efficiencies.

	Year Ended December 31,
	2017		2018		2019
	(US$ in thousands)	(% of gross billing(1))	(US$ in thousands)	(% of gross billing(1))	(US$ in thousands)	(% of gross billing(1))
Operating metrics:
Gross billing	248,279	100	399,749	100	640,767	100
Gross billing from mobile marketing solutions	172,194	69.4	328,702	82.2	565,634	88.3
Gross billing from other marketing solutions	76,085	30.6	71,047	17.8	64,697	10.1
Gross billing from enterprise solutions	—	—	—	—	10,436	1.6

(1)

With respect to net revenues from mobile marketing solutions, net revenues from other marketing solutions and net revenues from enterprise solutions, % of gross billing refers to the % of gross billing for mobile marketing solutions, % of gross billing for other marketing solutions, and % of gross billing for enterprise solutions, as the case may be.

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

Gross billing derived from our sales agency arrangement was US$37.8 million, US$39.9 million and US$35.2 million in 2017, 2018 and 2019, respectively, none of which was recognized as net revenues for the respective periods.

Gross billing derived from our cost-plus marketing campaigns was US$104.3 million, US$220.7 million and US$430.0 million in 2017, 2018 and 2019, respectively, out of which US$10.8 million, US$12.2 million and US$17.1 million was recognized as net revenues for the respective periods.

Gross billing derived from our specified action marketing campaigns was US$106.2 million, US$139.2 million and US$165.3 million in 2017, 2018 and 2019, respectively, all of which was recognized as net revenues for the respective periods.

Gross billing derived from our enterprise solutions was US$10.4 million in 2019, all of which was recognized as net revenues.

Gross billing from our mobile marketing solutions increased, both in absolute amount and as a percentage of total gross billing, from 2017 to 2018 and further to 2019 as we prioritized the execution of our mobile strategy to capture a larger share of online marketing spend on mobile apps, and as our clients were generating larger mobile marketing spend. Gross billing from our other marketing solutions decreased from 2017 to 2018 and further to 2019 as we optimized the client base for other marketing solutions to focus on profitability and liquidity, and continued shift in our strategic focus to mobile marketing solutions and enterprise solutions. For example, we terminated relationship with certain clients for our other marketing solutions, as they had relatively long account receivable cycles and yielded relatively low operating profit margins. Some of these clients were large marketers and had individually accounted for more than 5% of our annual gross billing historically.

Our gross billing per client increased by US$127,422, or 83.7%, from US$152,318 in 2017 to US$279,740 in 2018 and further increased by US$44,699, or 16.0%, to US$324,439 in 2019, while the total number of our clients decreased by 12.3% from 1,630 in 2017 to 1,429 in 2018 due to our efforts in optimizing our client base. The total number of our clients increased by 38.2% from 1,429 in 2018 to 1,975 in 2019, primarily attributable to our increased ability to cater to the growing market demand.

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

	Year Ended December 31,
	2017		2018		2019
	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)
Net revenues	125,258	100.0	160,017	100.0	199,408	100.0
Cost of revenues	(95,733)	(76.4)	(120,897)	(75.6)	(142,703)	(71.6)
Gross profit	29,525	23.6	39,120	24.4	56,705	28.4
Operating expenses
Research and development expenses	(5,778)	(4.6)	(10,737)	(6.7)	(5,574)	(2.8)
Sales and marketing expenses	(25,935)	(20.7)	(32,080)	(20.0)	(42,968)	(21.5)
General and administrative expenses	(12,983)	(10.4)	(23,757)	(14.9)	(20,304)	(10.2)
Total operating expenses	(44,696)	(35.7)	(66,574)	(41.6)	(68,846)	(34.5)
Operating loss	(15,171)	(12.1)	(27,454)	(17.2)	(12,141)	(6.1)
Interest income	—	—	421	0.3	537	0.3
Interest expense	(551)	(0.4)	(773)	(0.5)	(1,915)	(1.0)
Other gains, net	1,841	1.4	687	0.4	2,992	1.5
Fair value (losses)/ gains on convertible notes	—	—	(4,837)	(3.0)	133	0.1
Fair value losses on derivative liabilities	(10,190)	(8.1)	—	—	—	—
Loss before income tax Expense	(24,071)	(19.2)	(31,956)	(20.0)	(10,394)	(5.2)
Share of losses from an equity investee	—	—	—	—	(408)	(0.2)
Income tax expense	(548)	(0.5)	(655)	(0.4)	(47)	(0.0)
Net loss	(24,619)	(19.7)	(32,611)	(20.4)	(10,849)	(5.4)

Key Components of Results of Operations

Net Revenues

We generate revenue primarily from clients’ marketing spend through our platform as they utilize our solutions in cost-plus and specified action marketing campaigns, and to a less extent from incentives granted by the publishers under our sales agency arrangement. We derive revenue from four sources and report them on either the net or gross basis: (i) revenue from incentives earned from the website publishers for which we act as sales agent for its content distribution opportunities, or the sales agency arrangement, which is reported on a net basis, (ii) revenue from performing cost-plus marketing campaigns, which is reported on a net basis, (iii) revenue from performing specified actions marketing campaigns (i.e., a CPM, CPC, CPA, CPS, CPL or ROI basis), which is reported on a gross basis; and (iv) revenue from SaaS products offering under our enterprise solutions business, which is reported on a gross basis and a net basis.

We record incentives from the publishers under the sales agency arrangement as net revenues. We consider the publishers to be our customers under the sales agency arrangement. The amount of such incentives is determined based on a variety of factors, including yearly market spending at the publishers’ platforms. Under our sales agency arrangement, we do not receive any rebate from the publishers. Net revenues from our sales agency arrangement, which equal the incentives received from the publishers under the sales agency arrangement were US$8.3 million, US$8.7 million and US$6.6 million in 2017, 2018 and 2019, respectively.

We record service fees, net of media costs and rebates and discounts to clients for cost-plus marketing campaigns, as net revenues. We consider these clients to be our customers for cost-plus marketing campaigns. Service fees are generally calculated as a percentage of media cost. Such percentage is negotiated on a client-by-client, and campaign-by-campaign basis. Rebates received from the publishers for cost-plus marketing campaigns are recorded as net revenues. Net revenues from our cost-plus marketing campaigns were US$10.8 million, US$12.2 million and US$17.1 million in 2017, 2018 and 2019, respectively.

We record the aggregate gross dollar amount that our clients spend through our platform for specified action marketing campaigns, which includes media cost, as net revenues. We consider these clients to be our customers for specified action marketing campaigns. We charge our clients for specified actions, such as when a user clicks on their marketing messages, or a CPC pricing model, or when their marketing messages are displayed, or a CPM pricing model. Rebates received from publishers for specified action marketing campaigns are recorded as deduction of cost of revenues. Net revenues from our specified action marketing campaigns were US$106.2 million, US$139.2 million and US$165.3 million in 2017, 2018 and 2019, respectively.

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

Starting from 2019, we also generate revenue from SaaS products which are cloud-hosted software offering enterprise solutions to customers through provision of software licenses and retail and CRM solutions. Revenues under this arrangement primarily consist of fees for (i) licensing to provide customers with access to one or more of the existing cloud applications for e-commerce, marketing and customer management, (ii) the development of new cloud applications customized for individual customer, and (iii) various combinations of technical support and maintenance services provided by us. Net revenues from our SaaS-based enterprise solutions was US$10.4 million in 2019.

The table below shows our net revenues breakdown for our mobile marketing solutions, other marketing solutions, and enterprise solutions for the periods presented.

	Year Ended December 31,
	2017		2018		2019
	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)

Net revenues from mobile marketing solutions	101,426	81.0	140,428	87.8	171,067	85.8
Net revenues from other marketing solutions	23,832	19.0	19,589	12.2	17,905	9.0
Net revenues from enterprise solutions	—	—	—	—	10,436	5.2
Total net revenues	125,258	100.0	160,017	100.0	199,408	100.0

The table below shows our rebates received from publishers under cost-plus marketing campaigns, which were recognized as net revenues for our mobile marketing solutions and other marketing solutions for the periods presented.

	Year Ended December 31,
	2017		2018		2019
	(US in thousands)	(% of net revenues)	(US in thousands)	(% of net revenues)	(US in thousands)	(% of net revenues)
Rebates received from publishers	15,130	12.1	36,495	22.8	65,656	32.9
Rebates received from publishers for mobile marketing solutions	12,989	10.4	33,243	20.8	62,003	31.1
Rebates received from publishers for other marketing solutions(1)	2,141	1.7	3,252	2.0	3,653	1.8

(1)

Of which US$553 thousand, US$74 thousand and US$31 thousand in 2017, 2018 and 2019, respectively, were received under cost-plus marketing campaigns from the publisher for which we acted as its sales agent under our sales agency arrangement.

The table below shows our incentive revenues received from the publisher under our sales agency arrangement, which were recognized as net revenues for our mobile marketing solutions and other marketing solutions for the periods presented.

	Year Ended December 31,
	2017		2018		2019
	(US in thousands)	(% of net revenues)	(US in thousands)	(% of net revenues)	(US in thousands)	(% of net revenues)
Incentive revenues received from the publishers	8,311	6.6	11,325	7.1	8,707	4.4
Incentive revenues received from the publishers for our mobile marketing solutions	—	—	—	—	—	—
Incentive revenues received from the publishers for our other marketing solutions(1)	8,311	6.6	11,325	7.1	8,707	4.4

(1)

Exclude rebates in the amount of US$553 thousand, US$74 thousand and US$31 thousand in 2017, 2018 and 2019, respectively, received under cost-plus marketing campaigns from the publisher for which we acted as its sales agent under our sales agency arrangement.

The table below shows the rebates and discounts we granted to marketers and marketing agencies under our cost-plus and specified action marketing campaigns for our mobile marketing solutions and other marketing solutions, which were recognized as reduction of revenue for the periods presented.

	Year Ended December 31,
	2017		2018		2019
	(US in thousands)	(% of net revenues)	(US in thousands)	(% of net revenues)	(US in thousands)	(% of net revenues)
Rebates and discounts we granted	(24,321)	(19.4)	(46,496)	(29.1)	(72,395)	(36.3)
Rebates and discounts we granted for mobile marketing solutions(1)	(22,427)	(17.9)	(43,943)	(27.5)	(69,820)	(35.0)
Rebates and discounts we granted for other marketing solutions(2)	(1,894)	(1.5)	(2,553)	(1.6)	(2,575)	(1.3)

(1)

Of which US$(12,981) thousand, US$(15,514) thousand and US$(59,456) thousand were in connection with our specified action (i.e., gross) marketing campaigns, and US$(9,446) thousand, US$(28,429) thousand and US$(10,363) thousand were in connection with our cost-plus (i.e., net) marketing campaigns in 2017, 2018 and 2019, respectively.

(2)

Of which US$(783) thousand, US$(371) thousand and US$(75) thousand were in connection with our specified action (i.e., gross) marketing campaigns, and US$(1,111) thousand, US$(2,182) thousand and US$(2,501) thousand were in connection with our cost-plus (i.e., net) marketing campaigns in 2017, 2018 and 2019, respectively.

On January 1, 2018, we adopted ASC 606 “Revenue from Contracts with Customers” using the modified retrospective method. Since the adoption of ASC 606, rebates we grant under our sales agency arrangements are presented net of revenues, as opposed to being included in cost of revenues in prior periods. The table below shows our rebates granted under our sales agency arrangement.

	Year Ended December 31,
	2017		2018		2019
	(US in thousands)	(% of net revenues)	(US in thousands)	(% of net revenues)	(US in thousands)	(% of net revenues)
Rebates we granted under the sales agency arrangement
- Recorded as cost of revenues under ASC 605	(2,236)	(1.8)	N/A	N/A	N/A	N/A
- Recorded as a reduction of revenue under ASC 606	N/A	N/A	(2,654)	(1.7)	(2,146)	(1.1)

We have a diverse client base in terms of the geographic location of our clients’ or marketers’ headquarters as we help them, especially multinational marketers, navigate through the fragmented online marketing landscapes in China to identify and reach their potential audience. In determining the geographic classification of our revenue, we look at the geographic location of our subsidiary or VIE which executed the marketing campaign contract. Our subsidiaries or VIE in China generally are our signing entities for marketing campaign contracts with clients which are based in China. Our Singapore subsidiary generally is our signing entity for marketing campaign contracts with clients based in Southeast Asia. Our Hong Kong subsidiaries generally are our signing entities for the other clients. In 2017, 2018 and 2019, we derived 15.9%, 11.3% and 11.8% of our net revenues from outside China, respectively. Our net revenues from clients in China increased significantly from 2017 to 2018 and further to 2019 as a result of (i) the business expansion in OptAim, which used its consolidated subsidiaries in China to execute marketing campaign contracts, (ii) our continuous priority in the execution of our mobile strategy, and (iii) revenue contribution from Changyi which operates enterprise solutions business in China. Clients for our mobile marketing solutions and enterprise solutions are primarily based in China. Our net revenues from clients outside China decreased from 2017 to 2018 as we optimized the client base for other marketing solutions to focus on profitability and liquidity, and our strategic shift away from other marketing solutions. Our net revenues from clients outside China increased in 2019 as we grasped the growing opportunities in marketing business outside China. The table below shows our net revenues breakdown by geographic region for the periods presented.

	Year Ended December 31,
	2017		2018		2019
	(US in thousands)	(% of net revenues)	(US in thousands)	(% of net revenues)	(US in thousands)	(% of net revenues)
PRC	105,380	84.1	141,926	88.7	175,970	88.2
Hong Kong	18,287	14.6	17,004	10.6	22,567	11.3
Others	1,591	1.3	1,087	0.7	871	0.5
Total net revenues	125,258	100	160,017	100	199,408	100

Cost of Revenues; Gross Profit Margin

Marketing Solutions

Cost of revenues for our marketing solutions primarily consists of:

•

Media cost in connection with specified-action marketing campaigns. Media cost refers to cost we pay to publishers for acquisition of content distribution opportunities, which is partially offset by rebates we receive from publishers in specified-action marketing campaigns. Media cost represented 93.0%, 96.1% and 96.4% of our cost of revenues in 2017, 2018 and 2019, respectively.

•

Rebates we grant under our sales agency arrangement (prior to January 1, 2018). Rebates we grant under our sales agency arrangement were recognized as cost of revenues in 2017, represented 2.3% of our cost of revenues in 2017.

The table below shows the rebates we granted to marketers and marketing agencies under our sales agency arrangement for our mobile marketing solutions and other marketing solutions for the periods presented as recognized in cost of revenues.

	Year Ended December 31,
	2017		2018		2019
	(US in thousands)	(% of cost of revenues)	(US in thousands)	(% of cost of revenues)(1)	(US in thousands)	(% of cost of revenues)
Rebates we granted under the sales agency arrangement (1)	(2,236)	(2.3)	N/A	N/A	N/A	N/A
Rebates we granted for mobile marketing solutions	—	—	—	—	—	—
Rebates we granted for other marketing solutions(1)	(2,236)	(2.3)	N/A	N/A	N/A	N/A

(1)

On January 1, 2018, we adopted ASC 606 “Revenue from Contracts with Customers” using the modified retrospective method. Since the adoption of ASC 606, rebates we grant under our sales agency arrangements are presented as net of revenues, as opposed to being included as cost of revenues in prior periods.

The table below shows our rebates received from website publishers under specified action marketing campaigns, which were recognized as deduction of cost of revenues for our mobile marketing solutions and other marketing solutions for the periods presented.

	Year Ended December 31,
	2017		2018		2019
	(US in thousands)	(% of net revenues)	(US in thousands)	(% of net revenues)	(US in thousands)	(% of net revenues)
Rebates received from publishers	16,323	13.0	19,298	12.1	16,690	8.4
Rebates received from publishers for mobile marketing solutions	16,279	13.0	19,085	12.0	16,490	8.3
Rebates received from publishers for other marketing solutions	44	0.0	213	0.1	200	0.1

•

Amortization of expenses. This relates to amortization of computer software acquired in the acquisitions of Buzzinate and OptAim, which represented 4.3%, 3.4% and 3.6% of our cost of revenues in 2017, 2018 and 2019, respectively.

The table below shows the cost of revenues, gross profit and gross profit margin for our mobile marketing solutions for the periods presented. Gross profit margin for our mobile marketing solutions represents gross profit as a percentage of net revenues for mobile marketing solutions.

	Year Ended December 31,
	2017		2018		2019
	(US in thousands)	(% of net revenues for mobile marketing solutions)	(US in thousands)	(% of net revenues for mobile marketing solutions)	(US in thousands)	(% of net revenues for mobile marketing solutions)
Cost of revenues for mobile marketing solutions	90,899	89.6	119,953	85.4	139,116	81.3
Gross profit for mobile marketing solutions	10,527	10.4	20,475	14.6	31,951	18.7

The table below shows the cost of revenues, gross profit and gross profit margin for our other marketing solutions for the periods presented. Gross profit margin for our other marketing solutions represents gross profit as a percentage of net revenues for other marketing solutions.

	Year Ended December 31,
	2017		2018		2019
	(US in thousands)	(% of net revenues for other marketing solutions)	(US in thousands)	(% of net revenues for other marketing solutions)	(US in thousands)	(% of net revenues for other marketing solutions)
Cost of revenues for other marketing solutions	4,834	20.3	943	4.8	861	4.8
Gross profit for other marketing solutions	18,998	79.7	18,646	95.2	17,044	95.2

Mobile marketing solutions are relatively nascent compared to other marketing solutions, with companies competing for greater market shares as they enter into this market and as mobile apps publishers tend to have stronger bargaining power compared to other online publishers as a result of the growing popularity of mobile apps. Due to this competitive landscape and pricing pressure, mobile marketing solutions tend to command a lower gross profit margin compared to non-mobile marketing solutions. In addition, the percentage of gross billing from mobile marketing solutions recognized as net revenues on a gross basis in 2017, 2018 and 2019 was 57.2%, 41.0% and 29.2%, respectively, greater than that for our other marketing solutions of 10.1%, 6.1% and 3.3%, respectively in the same periods. As a result, gross profit margin for our mobile marketing solutions in 2017, 2018 and 2019, which was 10.4%, 14.6%, and 18.7%, respectively, was significantly lower than that for our other marketing solutions, which was 79.7%, 95.2%, and 95.2%, respectively, in the same periods.

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

	Year Ended December 31,
	2017		2018		2019
	(US in thousands)	(% of net revenues for sales agency arrangement)	(US in thousands)	(% of net revenues for sales agency arrangement)	(US in thousands)	(% of net revenues for sales agency arrangement)
Cost of revenues for sales agency arrangement	2,236	26.9	32	0.4	75	1.1
Gross profit for sales agency arrangement	6,075	73.1	8,639	99.6	6,488	98.9

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

	Year Ended December 31,
	2017		2018		2019
	(US in thousands)	(% of net revenues for cost-plus marketing campaigns)	(US in thousands)	(% of net revenues for cost-plus marketing campaigns)	(US in thousands)	(% of net revenues for cost-plus marketing campaigns)
Cost of revenues for cost-plus marketing campaigns	1,847	17.1	2,892	23.7	2,947	17.2
Gross profit for cost-plus marketing campaigns	8,941	82.9	9,300	76.3	14,199	82.8

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

	Year Ended December 31,
	2017		2018		2019
	(US in thousands)	(% of net revenues for specified action marketing campaigns)	(US in thousands)	(% of net revenues for specified action marketing campaigns)	(US in thousands)	(% of net revenues for specified action marketing campaigns)
Cost of revenues for specified action marketing campaigns	91,650	86.3	117,973	84.8	136,955	82.9
Gross profit for specified action marketing campaigns	14,509	13.7	21,181	15.2	28,308	17.1

Enterprise Solutions

Cost of revenues for our enterprise solutions primarily consists of amortization expenses related to the computer software and systems, salaries and benefits of relevant operations and support personnel, depreciation of relevant property and equipment and other direct services costs. Our cost of revenues for enterprise solutions was US$2.7 million for 2019.

Gross profit margin for enterprise solutions represents gross profit as a percentage of net revenues derived from enterprise solutions. In 2019, our gross profit for enterprise solutions was US$7.7 million, and our gross profit margin for enterprise solutions was 73.9%.

Operating Expenses

We classify our operating expenses into three categories: research and development expenses, sales and marketing expenses and general and administrative expenses. The following table sets forth our operating expenses, both in absolute amount and as a percentage of our net revenues, for the periods presented.

	Year Ended December 31,
	2017		2018		2019
	(US in thousands)	(% of net revenues)	(US in thousands)	(% of net revenues)	(US in thousands)	(% of net revenues)
Operating expenses	(44,696)	(35.7)	(66,574)	(41.6)	(68,846)	(34.5)
Research and development expenses	(5,778)	(4.6)	(10,737)	(6.7)	(5,574)	(2.8)
Sales and marketing expenses	(25,935)	(20.7)	(32,080)	(20.0)	(42,968)	(21.5)
General and administrative expenses	(12,983)	(10.4)	(23,757)	(14.9)	(20,304)	(10.2)

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
•

General and administrative expenses. General and administrative expenses consist primarily of (i) salary and welfare for general and administrative personnel, and (ii) professional service fees. Professional service fees primarily related to legal and audit service in connection with our private placements and acquisitions, preparation for our initial public offering, issuance of convertible notes and merger and acquisitions. We expect to continue to invest in our corporate infrastructure and incur expenses related to being a public company, including accounting and legal fees, investor relations costs and compliance costs.

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

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net Revenues

Our net revenues increased by US$39.4 million, or 24.6%, from US$160.0 million in 2018 to US$199.4 million in 2019, primarily as a result of an increase in our net revenues from our marketing solutions and the launch and development of our enterprise solutions.

Net revenues from our mobile marketing solutions increased by US$30.7 million, or 21.9% from US$140.4 million in 2018 to US$171.1 million in 2019 as a result of a stronger market demand for our mobile marketing solutions. US$134.8 million, or 41.0%, of gross billing from mobile marketing solutions was recognized as net revenues on a gross basis in 2018, compared to US$404.0 million, or 71.0%, in 2019. Rebates received from publishers and recognized as net revenues increased by US$45.3 million, or 136%, from US$33.2 million in 2018 to US$78.5 million in 2019 for our mobile marketing solutions because of the growth in gross billing from mobile marketing solutions. We did not receive any incentives from the publishers under our sales agency arrangement in 2019 and 2018 for our mobile marketing solutions. Rebates and discounts granted to our clients and recognized as reduction of revenue increased by US$25.9 million, or 59.0% from US$43.9 million in 2018 to US$69.8 million in 2019 for our mobile marketing solutions as gross billing from mobile marketing solutions increased.

Net revenues from our other marketing solutions decreased by US$1.7 million, or 8.6% from US$19.6 million in 2018 to US$17.9 million in 2019 primarily as a result of our strategic focus on our mobile marketing solutions and enterprise solutions, compared with other marketing solutions. US$4.3 million, or 6.1%, of gross billing from other marketing solutions was recognized as net revenues on a gross basis in 2018, compared to US$2.1 million, or 3.3%, in 2019. Rebates received from publishers and recognized as net revenues increased by US$0.4 million or 12.1% from US$3.3 million in 2018 to US$3.7 million in 2019 for our other marketing solutions as we have negotiated favorable terms with publishers. Incentives received from the publishers under our sales agency arrangement, which were recognized as net revenues decreased by US$2.6 million, or 23.0% from US$11.3 million in 2018 to US$8.7 million in 2019 for our other marketing solutions due to fewer promotions received from the publisher. Rebates granted to our clients and recognized as reduction of revenue decreased by US$0.5 million, or 10.6% from US$5.2 million in 2018 to US$4.7 million in 2019 for our other marketing solutions as we received fewer promotions from the publishers.

Net revenues from our enterprise solutions was US$10.4 million in 2019.

Cost of Revenues, Gross Profit and Gross Profit Margin

	Year Ended December 31,
	2018	2019
	(US$ in thousands, except %)
Cost of revenues	(120,897)	(142,703)
Gross profit	39,120	56,705
Gross profit margin	24.4%	28.4%

Our cost of revenues increased by US$21.8 million, or 18.0%, from US$120.9 million in 2018 to US$142.7 million in 2019, primarily as a result of an increase in media cost, which increased by US$21.4 million, or 18.4%, from US$116.2 million in 2018 to US$137.6 million in 2019 as a result of our sales growth during the year. 25.8% of our gross billing in 2019 was recognized as net revenues on a gross basis, compared to 34.8% in 2018.

Cost of revenues for our mobile marketing solutions increased by US$19.1 million, or 15.9%, from US$120.0 million in 2018 to US$139.1 million in 2019, while cost of revenues for our other marketing solutions remained stable at US$0.9 million in 2018 and 2019 respectively.

The increase in cost of revenues for our mobile marketing solutions was in line with the growth of gross billing from mobile marketing solutions. US$165.0 million, or 29.2%, of gross billing from mobile marketing solutions was recognized as net revenues on a gross basis in 2019, compared to US$134.8 million, or 41.0%, in 2018. No rebate or discount we granted was recognized as cost of revenues for our mobile marketing solutions in 2017 or 2018 as they were recorded as a reduction of revenue. Rebates received from website publishers recognized as deduction of cost of revenues increased by US$42.9 million, or 224.6% from US$19.1 million in 2018 to US$62.0 million in 2019 for our mobile marketing solutions as gross billing from mobile marketing solutions increased.

The cost of revenues from our other marketing solutions remained unchanged and it was in line with the relative stable gross billing from other marketing solutions.

Starting from 2019, we have also generated revenue from high margin SaaS products which are cloud-hosted software offering enterprise solutions to customers through provision of software licenses and retail and CRM solutions. Cost of revenue for our enterprise solutions was US$2.7 million in 2019.

As a result of the above, our gross profit increased from US$39.1 million in 2018 to US$56.7 million in 2019. Specifically, gross profit for our mobile marketing solutions increased by US$11.5 million, or 56.1%, from US$20.5 million in 2018 to US$32.0 million in 2019, partially offset by a decrease in our gross profit for our other marketing solutions of US$1.6 million, or 8.6%, from US$18.6 million in 2018 to US$17.0 million in 2019. Our gross profit for enterprise solutions was US$7.7 million in 2019.

Our gross profit margin increased from 24.4% in 2018 to 28.4% in 2019 primarily due to our continued client base optimization to focus on profitability and liquidity, and contribution from the newly launched enterprise solutions with higher margin. Gross profit margin for our mobile marketing solutions increased from 14.6% in 2018 to 18.7% in 2019. Gross profit margin for our other marketing solutions remained stable at 95.2% in 2018 and 2019. Our gross profit margin for enterprise solutions was 73.9% in 2019.

Mobile marketing solutions are relatively nascent compared to other marketing solutions, with companies competing for more market share as they enter into this market and as mobile apps publishers tend to have stronger bargaining power compared to other online publishers as a result of the growing popularity of mobile apps. Due to this competitive landscape and pricing pressure, mobile marketing solutions tend to command a lower gross profit margin compared to non-mobile marketing solutions. Furthermore, as we continue to focus on the growth of our mobile marketing solutions, we may, from time to time, prioritize on engaging with marketing agency clients, which may generate larger marketing spend per client compared to direct marketer clients. On the other hand, net revenues as a percentage of gross billing and gross profit margin tend to be lower for marketing agency clients. In addition, consistent with the general industry trends for online marketing on mobile channels and on non-mobile channels, the percentage of gross billing from our mobile marketing solutions recognized as net revenues on a gross basis in 2018 and 2019 was 41.0% and 29.2% respectively, greater than compared to that for our other marketing solutions of 6.1% in 2019 and 3.3% respectively, for the same periods. As a result, gross profit margin for our mobile marketing solutions in 2018 and 2019 was significantly lower than that for our other marketing solutions for the same periods.

Operating Expenses

Our operating expenses increased by US$2.3 million, or 3.4%, in 2019 compared to 2018, primarily due to an increase in our operating expenses incurred for new business, convertible notes issuance cost and professional fees in relation to acquisitions, partially offset by the decrease in our share-based compensation. The operating expenses as a percentage of net revenues decreased from 41.6% in 2018 to 34.5% in 2019.

•

Sales and marketing expenses. Our sales and marketing expenses increased by US$10.9 million, or 33.9%, from US$32.1 million in 2018 to US$43.0 million in 2019. The increase was primarily due to an increase in staff cost, and marketing and promotion expenses in relation to our new business development and our tenth anniversary. Sales and marketing expenses as a percentage of net revenues increased from 20.0% in 2018 to 21.5% in 2019.

•

General and administrative expenses. Our general and administrative expenses decreased by US$3.5 million, or 14.5%, from US$23.8 million in 2018 to US$20.3 million in 2019, primarily due to a decrease in share-based compensation expenses, partially offset by the increase in convertible notes issuance cost and professional fees in relation to acquisitions. General and administrative expenses as a percentage of net revenues decreased from 14.8% in 2018 to 10.2% in 2019.

•

Research and development expenses. Our research and development expenses decreased by US$5.2 million, or 48.1%, from US$10.7 million in 2018 to US$5.6 million in 2019, primarily due to a decrease in share-based compensation for research and development personnel. As a result, research and development expenses as a percentage of our net revenues decreased from 6.7% in 2018 to 2.8% in 2019.

Interest Income

Our interest income was US$0.4 million and US$0.5 million in 2018 and 2019, respectively.

Interest Expense

Our interest expense was US$0.8 million and US$1.9 million in 2018 and 2019, respectively. The change was primarily attributable to the increase in banking facilities provided by additional banks in 2019.

Other Gains, Net

Our other gains, net was US$0.7 million in 2018, compared to other gains, net of US$3.0 million in 2019. The change was primarily because of subsidy granted by relevant government authorities in China during 2019.

Fair Value (Losses)/Gains on Convertible Notes

We recorded fair value gains on convertible notes of US$0.1 million for 2019, compared with fair value losses on convertible notes of US$4.8 million for 2018.

Income Tax Expense

We recorded an income tax expenses of US$0.7 million and US$47 thousands in 2018 and 2019, respectively. The decrease was primarily because of changes in profit or loss of our subsidiaries with different tax rates and reduction of non-deductible expenses.

Net Loss

As a result of the foregoing, our net loss decreased by 67% from US$32.6 million in 2018 to US$10.8 million in 2019.

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

Marketing agency clients represented 27.7% and 28.1% of our clients in 2017 and 2018, respectively. In addition, consistent with the general industry trends for online marketing on mobile channels and on non-mobile channels, the percentage of gross billing recognized as net revenues on a gross basis in 2017 and 2018 was 57.2% and 41.0%, greater than that for our other marketing solutions of 10.1% and 6.1% respectively, for the same periods. As a result, gross profit margin for our mobile marketing solutions in 2017 and 2018 was significantly lower than that for our other marketing solutions for the same periods.

Operating Expenses

Our operating expenses increased by US$21.9 million, or 48.9%, during 2018 compared to 2017, primarily due to share based compensation expenses, which increased by US$14.3 million to US$19.3 million in the full year 2018 from US$5.0 million in the full year 2017. In addition, we incurred convertible notes issuance cost and professional fees in relation to acquisitions of US$2.2 million and US$1.7 million, respectively. The operating expenses as a percentage of net revenues increased from 35.7% in 2017 to 41.6% in 2018.

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

Income Tax Expense

We recorded an income tax expenses of US$0.5 million and US$0.7 million in 2017 and 2018, respectively.

Net Loss

As a result of the foregoing, our net loss increased by 32.5% from US$24.6 million in 2017 to US$32.6 million in 2018.

Impact of Recently Issued Accounting Standards

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses, which changes the impairment model for most financial assets and certain other instruments. For trade and other receivables, held-to-maturity debt securities, loans and other instruments, entities will be required to use a new forward-looking “expected loss” model that will replace today’s “incurred loss” model and generally will result in the earlier recognition of allowances for losses. For available-for-sale debt securities with unrealized losses, entities will measure credit losses in a manner similar to current practice, except that the losses will be recognized as an allowance. Subsequent to issuing ASU 2016-13, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, for the purpose of clarifying certain aspects of ASU 2016-13. In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief, or ASU 2019-05, to provide entities with more flexibility in applying the fair value option on adoption of the credit impairment standard. In November 2019, the FASB issued ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which expands the scope of the practical expedient that allows entities to exclude the accrued interest component of amortized cost from various disclosure. Entities that elect to apply the practical expedient must disclose the total amount of accrued interest that they exclude from their disclosures of amortized cost. ASU 2018-19, ASU 2019-04, ASU 2019-05 and ASU 2019-11 have the same effective date and transition requirements as ASU 2016-13. Early adoption is permitted starting in the first quarter of fiscal 2020. We estimated that the adoption of ASC 326 would result in a net adjustment of approximately US$4.0 million to the opening balance of accumulated losses with a corresponding credit loss provision over accounts receivable being recognized in the consolidated balance sheet as of January 1, 2020. Other than disclosed, we do not expect the new standard to have a material impact on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the test for goodwill impairment,” the guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not the difference between the fair value and carrying amount of goodwill which was the step 2 test before. The ASU should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We do not expect adoption of this ASU to be material to its consolidated financial statements on known trends, demands, uncertainties and events in its business. We plan to adopt ASU 2017-04 on January 1, 2020 and do not expect that the adoption of this ASU to have a material impact on the consolidated financial statements.

In November 2019, the FASB issued ASU 2019-08, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606), which requires entities to measure and classify share based payments to a customer, in accordance with the guidance in ASC 718, Compensation—Stock Compensation. The amendments in that ASU expanded the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees and, in doing so, superseded guidance in Subtopic 505-50, Equity—Equity-Based Payments to Non-Employees. The amount that would be recorded as a reduction in revenue would be measured based on the grant date fair value of the share based payment, in accordance with Topic 718. The grant date is the date at which a supplier and customer reach a mutual understanding of the award’s key terms and conditions. The award’s classification and subsequent measurement would be subject to ASC 718 unless the award is modified or the grantee is no longer a customer. The amendments in this ASU are effective for public business entities in fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted, but not before it adopts the amendments in ASU 2018-07. We do not expect that the adoption of this ASU to have a material impact on the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”) which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. We do not expect that the adoption of this ASU to have a material impact on the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40), which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal use software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected by the amendments in this update. The update is effective for public business entities for interim and annual periods beginning after December 15, 2019. We do not expect that the adoption of this ASU to have a material impact on the consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, “Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities, ” which provides guidance that indirect interests held through related parties under common control will be considered on a proportional basis when determining whether fees paid to decision makers and service providers are variable interests. These indirect interests were previously treated the same as direct interests. The consideration of indirect interests on a proportional basis is consistent with how indirect interests held through related parties under common control are treated when determining if a reporting entity within a related party group is the primary beneficiary of a VIE. The new guidance is effective retrospectively for the year ending December 31, 2020 and interim reporting periods during the year ending December 31, 2020 with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption is permitted. We did not early adopt and is currently evaluating the impact of adopting this ASU on our consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this ASU simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The amendments are effective for public entities in fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We did not early adopt and is currently evaluating the impact of adopting this ASU on our consolidated financial statements.

In January 2020, the FASB issued ASU No. 2020-01, “Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)”, that clarifies the interactions between Topic 321, Topic 323, and Topic 815. The amendments in this ASU affect the application of the measurement alternative for certain equity securities and the equity method of accounting, and guidance for certain forward contracts and purchased options to purchase securities, that, upon settlement or exercise, would be accounted for under the equity method of accounting. The ASU is effective for public entities in fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We did not early adopt and is currently evaluating the impact of adopting this ASU on our consolidated financial statements.

B.   Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from our operating activities, proceeds from our initial public offering, proceeds from our issuance of convertible notes, and proceeds from bank borrowings. As of December 31, 2019, we had US$36.9 million in cash and cash equivalents, time deposits of US$0.4 million, restricted cash of US$23.9 million, and borrowing capacity of US$36.9 million under our revolving credit facilities of a total principal amount of US$75.7 million. As of December 31, 2019, our cash and cash equivalents primarily consisted of cash on hand, cash held at bank, and time deposits placed with banks or other financial institutions, which have original maturities of three months or less. We believe that our current cash and cash equivalents, short-term investments, together with the borrowing capacity under our revolving credit facilities and the term loan facility will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed our available financial resources, we may seek to issue equity or debt securities or obtain credit facilities.

The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating and financial covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

In addition, although we consolidate the results of our consolidated VIE and its subsidiary, we only have access to the assets or earnings of our consolidated VIE and its subsidiary through our contractual arrangements with our consolidated VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with OptAim Network.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.” A substantial amount of our future revenues are likely to be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE as long as certain routine procedural requirements are fulfilled. However, approval from or registration with competent government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions or change the foreign exchange control policy in the future. In addition, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with the SAFE and its local branches. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2017	2018	2019
	(US$ in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(13,881)	(15,416)	(30,294)
Net cash (used in)/provided by investing activities	(25,165)	8,395	6,762
Net cash provided by financing activities	25,546	27,775	44,804
Effect on exchange rate changes on cash and cash equivalents and restricted cash	387	(327)	(394)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(13,500)	20,754	21,272
Cash and cash equivalents and restricted cash at the beginning of year	32,514	19,401	39,828
Cash and cash equivalents and restricted cash at the end of year	19,401	39,828	60,706

Operating Activities

Net cash used in operating activities amounted to US$30.3 million in 2019, which was mainly attributable to a net loss of US$10.8 million and a net decrease in working capital of US$33.9 million, partially offset by non-cash items of US$14.4 million. The net decrease in working capital of US$33.9 million was primarily attributable to increase in accounts receivable and prepaid media cost of US$85.4 million and US$6.7 million, respectively, partially offset by increase in accounts payable of US$61.3 million. The non-cash items of US$14.4 million were primarily attributable to amortization of intangible assets and right-of-use assets of US$6.3 million, convertible notes transaction expenses in form of non-employee warrant award, and share-based compensation of US$2.1 million.

Net cash used in operating activities amounted to US$15.4 million in 2018, which was mainly attributable to a net loss of US$32.6 million and a net decrease in working capital of US$13.7 million, partially offset by non-cash items of US$30.9 million. The net decrease in working capital of US$13.7 million was primarily attributable to decrease in deferred revenue and accrued liabilities and other current liabilities of US$5.9 million and US$5.3 million, respectively, and increase in accounts receivable and rebate receivables of US$25.5 million and US$2.7 million, respectively, partially offset by decrease in prepaid media cost of US$18.5 million as a result of the change of payment terms with our media vendors and decrease in prepayment and other assets of US$4.4 million. The non-cash items of US$30.9 million were primarily attributable to share-based compensation of US$19.7 million, fair value losses on convertible notes of US$4.8 million, and amortization of intangible assets of US$4.2 million.

Net cash used in operating activities amounted to US$13.9 million in 2017, which was mainly attributable to a net loss of US$24.6 million and a net decrease in working capital of US$10.3 million, partially offset by non-cash items of US$21.0 million. The net decrease in working capital of US$10.3 million was primarily attributable to a decrease in accounts payable of US$5.5 million and an increase in accounts receivable and prepaid media costs of US$9.8 million and US$2.5 million, respectively, partially offset by a decrease in rebate receivables of US$0.9 million, and an increase in deferred revenue of US$5.8 million. The non-cash items of US$21.0 million were primarily attributable to fair value losses on derivative liabilities of US$10.2 million due to an increase in our enterprise value as a result of a decrease in lack of marketability discount due to our initial public offering, amortization of intangible assets of US$4.2 million relating to intangible asset and share-based compensation of US$5.1 million.

Investing Activities

Net cash provided by investing activities in 2019 was US$6.8 million, due to a decrease in short-term investments of US$17.6 million, related to investment deposit product, partially offset by net of cash paid for acquisition of business of US$7.2 million, prepaid long-term investment costs and other long-term investments of US$1.0 million each.

Net cash provided by investing activities in 2018 was US$8.4 million, due to the maturity of time deposits of US$25.0 million, partially offset by increase in short-term investments of US$17.4 million, related to investment deposit product.

Net cash used in investing activities in 2017 was US$25.2 million, due to an increase in time deposits of US$25.0 million.

Financing Activities

Net cash provided by financing activities in 2019 was US$44.8 million, which was primarily attributable to net proceeds from convertible notes of US$28.7 million and proceeds from bank borrowings, net of US$28.5 million.

Net cash provided by financing activities in 2018 was US$27.8 million, which was primarily attributable to net proceeds from issuance of convertible notes of US$27.8 million.

Net cash provided by financing activities in 2017 was US$25.5 million, which was primarily attributable to our net IPO proceed of US$28.4 million.

Credit Facilities

In January and February 2019, we entered into two facility agreements for working capital loans with a commercial bank, which provide for a 6-month revolving loan of an aggregate amount of US$15.0 million. We provide corporate guarantee and deposits as pledge to secure our obligations under this revolving loan. The interest rate of this loan facility is fixed at 5.25% per annum. As of December 31, 2019, the total outstanding amount of the revolving loan was US$2.8 million.

In March 2019, we entered into a facility agreement with a commercial bank, which provides for a one-year revolving loan of HK$24.0 million (US$3.1 million) We provide corporate guarantee and accounts receivable as pledge to secure our obligations under this revolving loan. The interest rate of this loan facility is at 4.25% per annum over 1-month Hong Kong Interbank Offered Rate (“HIBOR”). As of December 31, 2019, the total outstanding amount of the revolving loan was HK$4.2 million (US$0.5 million).

In April 2019, we entered into a facility agreement for working capital loans with a commercial bank. The loan facility provides for a one-year revolving loan of US$13.6 million, which is supported by standby documentary credit facilities of US$15.0 million. In September 2019, this loan was subsequently amended. The amended agreement provides for a one-year revolving loan of US$20.0 million. We provide corporate guarantee, deposits and accounts receivable as pledge to secure our obligations under this revolving loan. The interest rate of this loan facility is either (i) 120% of the benchmark interest rate determined by the PBOC for a one-year loan granted by financial institutions if the loan is drawn down in RMB, or (ii) 1-month LIBOR plus 3.00% per annum if the loan is drawn down in US$. As of December 31, 2019, the total outstanding amount of the revolving loan was US$2.8 million, which was wholly drawn down in US$.

In May 2019, we entered into a facility agreement for working capital loans with a commercial bank, which provides for a one-year revolving loan of US$10.0 million. We provide corporate guarantee and deposits to secure our obligations under this revolving loan. The interest rate of this loan facility is 1.00% per annum over deposit rate on the pledged deposit. As of December 31, 2019, the total outstanding amount of the revolving loan was US$7.0 million.

In August 2019, we entered into two facility agreements for working capital loans with SPD Silicon Valley Bank, which provide for (i) a one-year revolving loan of RMB18.5 million (US$2.6 million) and (ii) a one-year revolving loan of US1.6 million, respectively. The first revolving loan was subsequently renewed and amended in September 2019. These agreements provide for customary representations, warranties, affirmative and negative covenants and events of default. These agreements also include a financial covenant that requires us to meet certain minimum monthly adjusted quick ratio and minimum quarterly EBITDA. We provide corporate guarantee and deposits as pledge to secure our obligations under these revolving loans. The interest rate of these facilities is (i) 5.22% per annum, and (ii) 1-month London Inter-bank Offered Rate (“LIBOR”) plus 1.00% per annum, respectively. As of December 31, 2019, the total outstanding amount of these revolving loans was (i) RMB18.5 million (US$2.6 million), and (ii) US$1.6 million, respectively.

In October 2019, we entered into a one-year facility agreement for working capital loans with a commercial bank, which provides for (i) US$15.0 million standby documentary credit facilities, (ii) US$10.0 million combined limit for pre-shipment buyer loan and revolving loan, and (iii) US$1.0 million overdraft facilities. We provide corporate guarantee and bank deposits as pledge to secure our obligations under these loan facilities. For the pre-shipment buyer loan, the interest rate is at either (i) HIBOR plus 3.85% per annum if the loan is drawn down in HK$, or (ii) LIBOR plus 3.85% per annum if the loan is drawn down in US$. For the revolving loan, the interest rate is at either (i) HIBOR plus 4.25% per annum if the loan is drawn down in HK$, or (ii) LIBOR plus 4.25% per annum if the loan is drawn down in US$. For the overdraft facility, the interest rate is at the bank’s US$ best lending rate. As of December 31, 2019, the total outstanding amount of these loan facilities was US$8.2 million.

In December 2019, we entered into two facility agreements for working capital loans with SPD Silicon Valley Bank, which provide for (i) a half-year revolving loan of RMB50.0 million (US$7.0 million), and (ii) a one-year revolving loan of RMB50.0 million (US$7.0 million), respectively. These agreements provide for customary representations, warranties, affirmative and negative covenants and events of default. These agreements also include a financial covenant that requires us meet certain minimum monthly adjusted quick ratio and minimum quarterly EBITDA. We provide corporate guarantee, accounts receivable/deposit as pledge to secure our obligations under these revolving loans. The interest rate of these facilities is (i) 7.00% per annum and (ii) 4.95% per annum, respectively. As of December 31, 2019, the total outstanding amount of these revolving loans was RMB80.0 million (US$11.2 million).

As of December 31, 2017 and 2018 certain financial covenants (minimum monthly adjusted quick ratio and minimum quarterly EBITDA as defined in the banking facilities agreements) as set out in these loan agreements have been breached. The relevant subsidiaries have obtained waiver letters for waiving the requirements to meet the financial covenants such that the bank would not demand immediate repayment. As of December 31, 2019, no financial covenants as set out in these loan agreements have been breached.

Other than those shown in “—Credit Facilities,” we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2019.

Capital Expenditures

We made capital expenditures of US$0.1 million, US$0.4 million and US$0.1 million in 2017, 2018 and 2019, respectively. In these periods, our capital expenditures were mainly used for the purchase of property and equipment and purchase of software. We will continue to make capital expenditures to support our business.

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

See “Item 4. Information On the Company—B. Business Overview—Research and Development” and “—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2019 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2019:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US$ in thousands)
Operating lease obligations (1)	2,045	1,463	582	-	-
Debt obligation, including interest	38,032	38,032	-	-	-
Convertible notes, including interest(2)	34,500	1,500	33,000	-	-
Total	74,577	40,995	33,582	-	-

(1)

Operating lease obligations represent our obligations for leasing office premises, which include all future cash outflows under ASC Topic 842, Leases. Please see “Leases” under Note 14 to our audited consolidated financial statements.

(2)

Subsequent to December 31, 2019, the holders of these covertible notes have elected to convert the entire outstanding principal amount of the convertible notes into Class A ordinary shares, par value US$0.001 per share, of the Company at a price of US$7.8 per share, which was at an approximately 7% premium to the 14-day VWAP of the Company’s ADSs as of the conversion date.

G.	Safe Harbor

See “Forward-Looking Statements” in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Wing Hong Sammy Hsieh	47	Chairman of the Board and Co-Founder
Jian Tang	43	Director and Chief Executive Officer and Co-Founder
Lub Bun Chong	53	Director
Matthew Chu Pong Fong	39	Director
Dylan Huang	45	Director
Honnus Cheung	49	Director
James Kim	57	Director
Terence Li	43	Director and Chief Financial Officer

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

Mr. Jian Tang is our director, chief executive officer and co-founder and has served as our chief operating officer since January 2016 and our chief technology officer since November 2016. Mr. Tang has approximately 20 years of experience in digital advertising and is well-known in the area of advertising technologies and big data in China. Prior to joining us, Mr. Tang founded OptAim in 2012, which was later acquired by us in July 2015. Prior to founding OptAim, Mr. Tang was Tencent’s engineering director of Advertising Platform Department who helped initiate and develop Tencent’s programmatic ad exchange platform. Mr. Tang had also served key research and engineering and management roles at Yahoo’s global research and development center, Baidu and Microsoft Research from 2005 to 2011, where he led a number of major technical and research and development projects. Mr. Tang received his doctor’s degree in computer engineering from Tsinghua University. Mr. Tang was named by Campaign Asia as one of the leaders in its Digital A-List in 2016.

Mr. Lub Bun Chong has served as our director since July 2019. Mr. Chong is currently a partner of C Consultancy Limited, a Hong Kong-based corporate and financial advisory firm which specializes in the advertising, digital and media sectors of China and Southeast Asia. Prior to founding C Consultancy Limited, he was the chief financial officer and the director of mergers and acquisitions of Clear Media (00100.HK), and the chief financial officer of Focus Media (002027.SZ). Mr. Chong previously worked at PricewaterhouseCoopers in China, Hong Kong and Singapore during the 1990s. Mr. Chong is the author of “Managing a Chinese Partner” (published by Palgrave Macmillan) and a contributor of China articles to reputable publications. Mr. Chong received his bachelor’s degree of accountancy from National University of Singapore and his MBA degree with merit from Manchester Business School. Mr. Chong is a chartered accountant in Singapore.

Mr. Matthew Chu Pong Fong has served as our director since January 2020. Mr. Fong has more than 10 years of professional experience in auditing, corporate finance and financial management for both private and listed corporations. He held multiple financial leadership positions, including as a manager at a Hong Kong-based multi-strategy private investment fund, from 2015 to 2017, and the chief financial officer of Fornton Group Limited, a knitwear manufacturer, from 2011 to 2014. Mr. Fong also led teams in performing financial audit-related engagements including initial public offering and acquisition at Ernst & Young from 2007 to 2009. Mr. Fong obtained his bachelor degree in accountancy from The Hong Kong Polytechnic University in 2003 and is currently a fellow member of the Association of Chartered Certified Accountants.

Mr. Dylan Huang has served as our director since December 2017. Mr. Huang has served as senior vice president of Meituan-Dianping since 2017. Mr. Huang served as the corporate vice president, group chief technology officer and general manager at Tencent Online Media Group from 2008 to 2017, leading its media’s mobile initiative. He was the senior lead program manager, program manager, software design engineer and software design engineer in test at Microsoft Corporation from 2001 to 2008. Mr. Huang received his bachelor’s degree in electrical engineering from Zhejiang University and his MBA degree from Washington Business School.

Ms. Honnus Cheung has served as our director since December 2017. She is currently the chief strategy officer and co-founder of Mojodomo Group (Hong Kong, Taiwan and Singapore) and the founder of Twenty 20 Limited. She worked as Travelzoo’s chief financial officer in Asia and founding executive from 2007 to 2017. From October 2017 to July 2019, Ms. Cheung also served as general manager of Travelzoo China in addition to her role of CFO at Travelzoo Asia. Ms. Cheung is the founding executive of Travelzoo Asia and she established the company’s finance, e-commerce and operational infrastructure. Ms. Cheung is a founding member of Yahoo Asia, and she served as regional finance director from 1999 to 2007. Prior to Travelzoo and Yahoo, Ms. Cheung held various senior management roles at American Standard and PricewaterhouseCoopers. Ms. Cheung received her bachelor’s degree in commerce from the University of Queensland and her MBA from Northwestern University. Ms. Cheung is a fellow member of the Hong Kong Institution of Certified Public Accountants of Hong Kong (FCPA), the Certified Practising Accountants of Australia (FCPA), and the Hong Kong Institute of Directors (FHKIoD).

Mr. James Kim has served as our director since June 2018. Mr. Kim is currently the chairman and CEO of American Chamber of Commerce in Korea since July 2017, the largest foreign chamber with more than 800 member companies and affiliates with diverse interests and substantial participation in the Korean economy. Previously, Mr. Kim served as the chairman and CEO of GM Korea. Prior to that, Mr. Kim served as the country manager and CEO of Microsoft Korea from 2009 to 2015. Prior to joining Microsoft, Mr. Kim served as regional vice president and CEO of Korean Operations at Yahoo from 2005 to 2009. Mr. Kim received an MBA from Harvard Business School and a BA in Economics from UCLA.

Mr. Terence Li has served as our director since July 2019 and our chief financial officer since January 1, 2019 and has served as our head of finance since 2018. Mr. Li has approximately 18 years of experience in financial management, investment, and business operations. Prior to joining us, Mr. Li served in management roles and advisory capacities at several start-ups, in addition to financial management and fundraising roles. Mr. Li was a Vice President with our Series A investor, Sumitomo Corporation Equity Asia, and served on our board of directors between 2009 and 2013. Mr. Li also worked at PricewaterhouseCoopers, specializing in M&A due diligence and cross border tax and deal structuring projects. Mr. Li received his bachelor’s degree in accounting from the HK Polytechnic University and an MBA with Distinction and Dean’s List honors from Oxford University’s Saïd Business School. Mr. Li is a Fellow Member of ACCA, a Member of HKICPA, and a Chartered Financial Analyst.

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

B.	Compensation of Directors and Executive Officers

For the year ended December 31, 2019 we paid an aggregate of approximately US$0.8 million in cash to our executive officers, and we paid an aggregate of approximately US$0.2 million to our non-executive directors. Subject to the requirements under the applicable laws, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and variable interest entity are required by law to make contributions based on the insurance scales set forth by the local government for employees’ pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our Hong Kong subsidiaries are required by the Hong Kong Mandatory Provident Fund Schemes Ordinance to make monthly contributions to the mandatory provident fund scheme in an amount equal to at least 5% of an employee’s salary.

Share Incentive Plans

2018 Plan

Under the 2018 Plan, the maximum number of ordinary shares that may be issued to the beneficiaries is 2,398,137, which have been issued to Arda as trustee to the beneficiaries of the 2018 Plan. As of March 31, 2020, options to purchase 632,055 ordinary shares are outstanding, including unvested options to purchase 6,728 ordinary shares, and vested and unexercised options to purchase 625,327 ordinary shares.

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

The following table summarizes, as of March 31, 2020, the outstanding options granted under the 2018 Plan to our directors, executive officers and other grantees.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Jian Tang	*	0.2687—4.0304	August 1, 2015	August 1, 2025
Other grantees	632,005	0.0100—20.0000	April 1, 2011 to July 1, 2017	April 1, 2020 to April 1, 2027

*	Less than 1% of our total outstanding ordinary shares.

2017 and 2018 Performance-Based Incentive Shares

In December 2016, our board of directors and shareholders authorized the issuance of 1,068,114 ordinary shares to Mr. Jian Tang and certain other employees in China upon the fulfillment of certain performance conditions in 2017, and the issuance of 801,086 ordinary shares to Mr. Jian Tang and certain other employees in China upon the fulfillment of certain performance conditions in 2018.

Since the performance conditions were not fulfilled in 2017 and 2018, the 1,068,114 and 801,086 ordinary shares were not issued to Mr. Jian Tang and certain other employees.

Post-IPO Plan

Under our Post-IPO Plan, previously named as 2017 Share Incentive Plan, which became effective in December 2017, directors and consultants and promote the success of our business. On September 22, 2018, our board of directors approved an increase of 1,500,000 Class A ordinary shares to the award pool under the Post-IPO Plan. As a result, the maximum number of ordinary shares which may be issued pursuant to all awards under the Post-IPO Plan shall initially be 2,500,000 Class A ordinary shares, plus an annual increase on the first day of each of our fiscal year during the term of the Post-IPO Plan commencing with the fiscal year beginning January 1, 2018, by an amount equal to the least of (i) 0.5% of the total number of Class A ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 150,000 Class A ordinary shares or (iii) such number of Class A ordinary shares as may be determined by our board of directors. All of such shares will be Class A ordinary shares. As of the date hereof, the award pool under the Post-IPO Plan is 2,841,374 Class A ordinary shares. As of March 31, 2020, 902,735 Class A ordinary shares are outstanding under our Post-IPO Plan, representing the shares underlying the unvested 902,735 restricted Class A ordinary shares units.

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

Our board of directors consists of eight directors, including executive directors and non-executive directors. Pursuant to our ninth amended and restated memorandum and articles of association, the size of our board of directors shall be limited to nine. Please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares—As a company incorporated in the Cayman Islands, we will adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ corporate governance requirements.” The powers and duties of our directors include convening general meetings and reporting our board’s work at our shareholders’ meetings, declaring dividends and distributions, determining our business and investment plans, appointing officers and determining the term of office of the officers, preparing our annual financial budgets and financial reports, formulating proposals for the increase or reduction of our authorized capital as well as exercising other powers, functions and duties as conferred by our articles of association. Our directors may exercise all the powers of our company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. None of our non- executive directors has a service contract with us that provides for benefits upon termination of service.

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

Committees of the Board of Directors

We are a foreign private issuer (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs are listed on the NASDAQ Global Market. Under Section 5615 of the NASDAQ Stock Market Rules, NASDAQ-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by NASDAQ with limited exceptions. Please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares—As a company incorporated in the Cayman Islands, we will adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ corporate governance requirements.” We have established an audit committee, a compensation committee, and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee Our audit committee consists of Matthew Chu Pong Fong, Honnus Cheung, Lub Bun Chong, and Dylan Huang, and is chaired by Matthew Chu Pong Fong. Honnus Cheung, Lub Bun Chong, Matthew Chu Pong Fong and Dylan Huang each satisfy the “independence” requirements of the Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Honnus Cheung qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee Our compensation committee consists of Dylan Huang, Wing Hong Sammy Hsieh and Jian Tang, and is chaired by Dylan Huang. Dylan Huang satisfies the “independence” requirements of the Listing Rules of the NASDAQ Stock Market. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee Our nominating and corporate governance committee consists of Honnus Cheung, Wing Hong Sammy Hsieh and Jian Tang, and is chaired by Honnus Cheung. Honnus Cheung satisfies the “independence” requirements of the Listing Rules of the NASDAQ Stock Market. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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

Terms of Directors and Officers

Pursuant to our ninth amended and restated memorandum and articles of association, our board of directors shall have the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the board or as an addition to the existing board (subject to the maximum size limit). Any director so appointed by the board shall hold office only until the next following annual general meeting and shall then be eligible for re-election. Our directors will not be subject to a term of office and will hold their offices until such time as they are removed from office by an ordinary resolution of our shareholders with or without cause, or by the board of directors for cause. “Cause” shall mean a conviction for a criminal offence involving dishonesty or engaging in conduct which brings the director or us into disrepute or which results in material financial detriment to the us. In addition, the office of any of our directors shall be vacated if the director (a) resigns his office by notice in writing to our company; (b) becomes of unsound mind or dies; (c) without special leave of absence from our board of directors, is absent from meetings of the board for six consecutive months and the board of directors resolves that his office be vacates; (d) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (e) is prohibited by law from being a director; or (f) ceases to be a director by virtue of any provision of the Statutes or is removed from office pursuant to our memorandum and articles of association.

Pursuant to our ninth amended and restated memorandum and articles of association, any removal or appointment of chairman of the board is subject to shareholder approval by ordinary resolution.

D.	Employees

Employees

As of December 31, 2017, 2018 and 2019 we had a total of 448, 508 and 884 employees, respectively. The table below provides a breakdown of our employees by function as of December 31, 2019:

	Number of employees	% of Total
Product, technology and data engineering	340	38.4
Sales, business development and account management	432	48.9
General and administrative	112	12.7
Total	884	100.0

As of December 31, 2019, we had a total of 884 employees, increased by 74% from 508 as of the end of December 31, 2018. The increase primarily resulted from the increase in headcount for product, technology and data engineering function, as we acquire new subsidiaries and continuously expand and develop our mobile marketing solutions business and enterprise solutions business.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2020 by:

•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our total outstanding shares.

As of March 31, 2020, there were 38,456,637 ordinary shares outstanding, par value $0.001 per share, being the sum of 33,636,029 Class A ordinary shares and 4,820,608 Class B ordinary shares. The calculations in the table below are based on 36,879,844 ordinary shares outstanding as of March 31, 2020, comprising (i) 32,059,236 Class A ordinary shares, excluding (x) the 1,436,668 Class A ordinary shares held by Arda Holdings Limited underlying the options granted but not yet exercised (whether or not they are vested) and the options reserved for issuance under our 2018 Plan, and (y) the 140,125 Class A ordinary shares held by JPMorgan Chase Bank N.A., our depositary, underlying the unvested restricted Class A ordinary shares units under our Post-IPO Plan, and (ii) 4,820,608 Class B ordinary shares outstanding.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days as of March 31, 2020, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A Ordinary	Class B Ordinary	Total Ordinary Shares		Aggregate
	Shares Number	Shares Number	Number	% †	Voting Power % † †
Directors and Executive Officers:
Wing Hong Sammy Hsieh(1)	40,834	2,500,580	2,541,414	6.9%	39.0%
Jian Tang(2)	97,909	2,320,028	2,417,937	6.6%	36.2%
Lub Bun Chong	—	—	—	—	—
Matthew Chu Pong Fong	—	—	—	—	—
Dylan Huang	(i)	—	(i)	(i)	(i)
Honnus Cheung	(i)	—	(i)	(i)	(i)
James Kim	(i)	—	(i)	(i)	(i)
Terence Li	(i)	—	(i)	(i)	(i)
All directors and executive officers as a group	195,743	4,820,608	5,016,351	13.6%	75.2%

Principal Shareholders:
Bertelsmann China Holding GmbH and its affiliate(3)	2,826,871	—	2,826,871	7.7%	2.2%
Blue Focus International Limited(4)	2,454,088	—	2,454,088	6.7%	1.9%
Sumitomo Corporation Equity Asia Limited(5)	1,774,888	—	1,774,888	4.8%	1.4%
Bubinga Holdings Limited (1)	—	2,500,580	2,500,580	6.8%	38.9%
Czerny Holdings Limited and Cervetto Holdings Limited(6)	2,260,584	—	2,260,584	6.1%	1.8%
Igomax Inc.(7)	69,996	2,320,028	2,390,024	6.5%	36.2%
Integrated Asset Management (Asia) Ltd.(8)	2,585,258	—	2,585,258	7.0%	2.0%
Marine Central Limited(9)	2,564,103	—	2,564,103	7.0%	2.0%
Creative Big Limited(10)	3,589,744	—	3,589,744	9.7%	2.8%

(i)	Less than 1% of our total outstanding shares.
†

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of March 31, 2020, by the sum of (1) 36,879,844 , which is the total number of ordinary shares outstanding as of March 31, 2020; and (2) the number of ordinary shares that such person or group has the right to acquire within 60 days of March 31, 2020.

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

(1)

Represents (a) 2,500,580 Class B ordinary shares held by Bubinga Holdings Limited, a British Virgin Islands company wholly owned by Wing Hong Sammy Hsieh, (b) 40,834 Class A ordinary shares that Wing Hong Sammy Hsieh has the right to obtain upon conversion of certain restricted share units he holds within 60 days as of March 31, 2020. The registered office address of Bubinga Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2)

Represents (a) 2,320,028 Class B ordinary shares held by Igomax Inc., a British Virgin Islands company wholly owned by Jian Tang, (b) 27,913 Class A ordinary shares that are issuable upon exercise of options held in trust by Mr. Tang on behalf of certain consultants of OptAim, and (c) 69,996 Class A ordinary shares that Igomax Inc. has the right to obtain upon conversion of certain restricted share units it holds within 60 days as of March 31, 2020.

(3)

Represents (a) 2,234,783 Class A ordinary shares held by Bertelsmann China Holding GmbH, transferred from Bertelsmann Asia Investments AG, a former principal shareholder of our company, on November 29, 2019 and (b) 592,088 Class A ordinary shares held by BAI GmbH, as reported in the Schedule 13G filed by Bertelsmann SE & Co. KGaA, among others, on February 5, 2020. Bertelsmann China Holding GmbH and BAI GmbH are incorporated in Germany. Bertelsmann Asia Investments AG, Bertelsmann China Holding GmbH and BAI GmbH are wholly-owned subsidiaries of Bertelsmann SE & Co. KGaA.

(4)

Represents 2,454,088 Class A ordinary shares held by Blue Focus International Limited, as reported in the Schedule 13G filed by Blue Focus International Limited, among others on February 13, 2014. Blue Focus International Limited is a company incorporated in Hong Kong. Blue Focus International Limited is wholly owned by BlueFocus Intelligent Communication Group Co. Ltd., a company listed on Shenzhen Stock Exchange.

(5)

Represents 1,774,888 Class A ordinary shares held by Sumitomo Corporation Equity Asia Limited, as reported in the Schedule 13G filed by Sumitomo Corporation Equity Asia Limited on February 10, 2020. Sumitomo Corporation Equity Asia Limited is a company incorporated in Hong Kong wholly owned by Sumitomo.

(6)

Represents (a) 806,580 Class A ordinary shares held by Czerny Holdings Limited (“Czerny”) and (b) 1,454,004 Class A ordinary shares held by Cervetto Holdings Limited (“Cervetto”), as reported in the Schedule 13G filed by Czerny Holding Limited, among others, on February 14, 2020. Czerny and Cervetto are incorporated in the British Virgin Islands. Czerny is a wholly-owned subsidiary of SSG Capital Partners I Side Pocket, L.P. (“SSG I”), SSG Capital Partners I GP, L.P. (“SSG I GPLP”) is the general partner of SSG I and SSG Capital Partners I GPGP, Ltd (“SSG I GPGP”) is the general partner of SSG I GPLP. Cervetto is a wholly-owned subsidiary of SSG Capital Partners II, L.P. (“SSG II”), SSG Capital Partners II GP, L.P (“SSG II GPLP”) is the general partner of SSG II and SSG Capital Partners II GPGP, Ltd. (“SSG II GPGP”) is the general partner of SSG II GPLP. Each of SSG I GPGP and SSG II GPGP is a wholly-owned subsidiary of SSG Capital Holdings Limited (“SSG Hold Co.”). Mr. Wong Ching Him, with Mr. Shyam Maheshwari and Mr. Andreas Vourloumis, holds all voting power over SSG Hold Co and may be deemed to have shared voting control over securities owned by Czerny and Cervetto. The registered office address of Czerny and Cervetto is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.

(7)

Represents 2,320,028 Class B ordinary shares held by Igomax Inc, a British Virgin Islands company wholly owned by Jian Tang, and (b) 14,583 Class A ordinary shares that Igomax Inc. has the right to obtain upon conversion of certain restricted share units it holds.

(8)

Represents 2,585,258 Class A ordinary shares held by Integrated Asset Management (Asia) Ltd., as reported in the Schedule 13G file by Integrated Asset Management (Asia) Ltd. on January 23, 2020. Integrated Asset Management (Asia) Ltd. is a company incorporated in the British Virgin Islands. Mr. Yam Tak Cheung is the sole shareholder and the sole director of Integrated Asset Management (Asia) Ltd. The principal business office of Integrated Asset Management (Asia) Ltd. is 21/F, 88 Gloucester Road, Wan Chai, Hong Kong.

(9)

Represents 2,564,103 Class A ordinary shares held by Marine Central Limited, as reported in the Schedule 13G filed by Marine Central Limited on March 5, 2020, which were issued upon the conversion of the entire outstanding principal amount of the mandatory convertible note due 2022 dated November 11, 2019 on February 18, 2020. Mr. Chan Tung Ngai is the majority shareholder and the sole director of Marine Central Limited, who possesses power to direct the voting and disposition of the shares beneficially owned by Marine Central Limited.

(10)

Represents 3,589,744 Class A ordinary shares held by Creative Big Limited, as reported in the Schedule 13G filed by Creative Big Limited on March 5, 2020. Creative Big Limited is a company incorporated in the British Virgin Islands. These ordinary shares were issued for acquisition of Optimal Power Limited. Mr. Kenny Sin Nang Chiu is the sole shareholder and the sole director of Creative Big Limited. The principal business office of Creative Big Limited is Flat 23B, Block 6, Hanley Villa, 22 Yau Lai Road, Yau Kom Tau, Tsuen Wan, Hong Kong S.A.R.

To our knowledge, as of March 31, 2020, 19,309,695, or 52.4% of our ordinary shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements and Indemnification Agreements with Executive Officers.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

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

We are an exempted limited liability company, used as a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries, VIE and its subsidiary for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Dividend Distribution.”

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

Our ADSs, two representing one Class A ordinary share, have been listed on the Nasdaq Global Market since December 21, 2017.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION
A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

In December 2018, the shareholders of our company approved a special resolution to delete certain provisions of our articles of association which can be more efficiently dealt with through our website and with public filings, and to adopt the ninth amended and restated memorandum an articles of association reflecting such changes. The following are summaries of material provisions of our ninth amended and restated memorandum and articles of association, as well as the Companies Law (2020 Revision) insofar as they relate to the material terms of our ordinary shares.

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

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post- offering amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

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

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and “Item 10. Additional Information—C. Material Contracts” or elsewhere in this annual report.

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

If the PRC tax authorities determine that iClick Interactive Asia Group Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a tax at the rate of 10% (or other preferential rates in the applicable tax treaty) from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non- resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which in the case of dividends would be withheld at source) unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non- PRC shareholders of iClick Interactive Asia Group Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that iClick Interactive Asia Group Limited is treated as a PRC resident enterprise.

According to the PRC Enterprise Income Tax Law, Law of the People’s Republic of China on the Administration of Tax Collection promulgated on April 24, 2015, and the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source promulgated on October 17, 2017, entities that have the direct obligation to make certain payments to a non-resident enterprise should act as withholding agents for the non-resident enterprise, and such payments include: income from equity investments (including dividends and other return on investment), interest, rents, royalties and income from assignment of property as well as other incomes subject to enterprise income tax received by non-resident enterprises in China.

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

The ADSs are listed on the NASDAQ Global Market, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2018 and 2019 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and our market capitalization, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future, as discussed under “Passive Foreign Investment Company Rules.” Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. In that case, we may, however, be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “Treaty”). If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described above. Dividend distributions with respect to our ordinary shares or ADSs generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. Subject to the limitations and conditions provided in the Code and the applicable U.S. Treasury Regulations, a Holder may be able to claim a foreign tax credit against its U.S. federal income tax liability in respect of any PRC income taxes withheld at the appropriate rate applicable to the U.S. Holder from a dividend paid to such U.S. Holder. Alternatively, the U.S. Holder may deduct such PRC income taxes from its U.S. federal taxable income, provided that the U.S. Holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit or the deductibility of foreign taxes under their particular circumstances.

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

Foreign Financial Asset Reporting

Certain U.S. Holders who are individuals that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or $75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the ordinary shares and the ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders that fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the ADSs, including the application of the rules to their particular circumstances.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year over year percent change in the consumer price index for 2017, 2018 and 2019 were increases of 1.6%, 2.1% and 2.9%, respectively.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. For U.S. dollars against Renminbi, there was depreciation of approximately 6.3%, appreciation of approximately 5.7% and appreciation of approximately 5.0% in 2017, 2018 and 2019, respectively. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. In addition, the People’s Bank of China may, from time to time, release policies and measures concerning the foreign exchange market to limit fluctuations in Renminbi exchange rates and for other policy considerations.
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

As of December 31, 2019, we had Renminbi-denominated cash and cash equivalents, accounts receivable, prepaid cost and deferred revenue of RMB84.0 million, RMB981.2 million, RMB182.4 million and RMB160.7 million, respectively. We estimate that a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2019 would result in a change of our holding U.S. dollar equivalents of US$(1.1) million, US$(12.5) million, US$(2.3) million and US$2.0 million for cash and cash equivalents, accounts receivable, prepaid cost and deferred revenue, respectively. In addition, we estimate that a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2019 would result in a decrease of US$19.6 million and US$15.9 million in our net revenues and cost of revenues in 2019.

Certain of our operating activities are transacted in HK dollars. We consider the foreign exchange risk in relation to transactions denominated in HK dollars with respect to U.S. dollars is not significant as HK dollar is pegged to U.S. dollar.

Interest Rate Risk

Our main interest rate exposure relates to bank borrowings. We also have interest-bearing assets, including cash and cash equivalents, short-term investments and restricted cash. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. 62% of the aggregate principal outstanding amount of our bank borrowings as of December 31, 2019 was at floating rates.

As of December 31, 2019, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, our net loss would have been US$0.2 million higher/lower, respectively. These were mainly as a result of higher/lower interest expense for our bank borrowings at floating rates.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary. For the year ended December 31, 2019, we received US$0.2 million reimbursement, after deduction of applicable U.S. taxes, from the depositary.

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

E. Use of Proceeds

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

For the period from December 21, 2017, the date that the Form F-1 was declared effective by the SEC, to December 31, 2019, we had used the net proceeds from our initial public offering as follows:

•	approximately US$9 million of the net proceeds for research and development and expansion of our suite of solutions and service offerings; and
•	approximately US$13 million of the net proceeds for sales and marketing.

We intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statement on Form F-1, for (i) research and development and expansion of our suite of solutions and service offerings, and (ii) funding our working capital and other general corporate purposes.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2019. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2019, our internal control over financial reporting was not effective. We and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. These two material weaknesses identified relate to (1) the lack of sufficient accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements, and (2) the lack of a comprehensive accounting policies and procedures manual to facilitate preparation of U.S. GAAP financial statements, which inhibits our subsidiaries’ ability to prepare consolidation from local books based on PRC GAAP and Hong Kong Financial Reporting Standards to their U.S. GAAP basis information for group financial reporting and imposes a risk that adjustments to U.S. GAAP are not identified in a timely manner. To remediate these two weaknesses, we have adopted a few measures to improve our internal control over financial reporting. In particular, we are in the process of hiring additional accounting staff with an appropriate understanding of U.S. GAAP and SEC reporting requirements. Furthermore, we request our existing accounting personnel to complete external courses relating to U.S. GAAP and SEC reporting such that the accounting personnel can earn the necessary credentials to be qualified as certified public accountants in the U.S. In addition, we are also in the process of establishing a comprehensive accounting policies and procedures manual for accounting and operation staff and providing trainings in relation to these policies and procedures.

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

Changes in Internal Control over Financial Reporting

Other than the above, there have not been any changes in our internal control over financial reporting in the year ended December 31, 2019, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Honnus Cheung, an independent director, is our audit committee financial expert. Honnus Cheung satisfies the independent requirements of the Rule 5605(c)(2) of the Listing Rules of the NASDAQ Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees.  We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1(File No. 333-221034), as amended, initially filed with the SEC on October 20, 2017. We have posted a copy of our code of business conduct and ethics on our website at http://ir.i-click.com.

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

	2018	2019
	(US$ in thousands)
Audit fees (1)	1,050	1,220
Tax fees (2)	14	16
Audit related fees (3)	260	242

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs in 2019:

Period	(a)Total Number of ADSs Purchased	(b)Average Price Paid per ADS (US$)(1)	(c) Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(2)	(d) Approximately Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs (in US$ million)(2)
January 2019	—	—	—	9.96
February 2019	—	—	—	9.96
March 2019	13,240	3.7210	13,240	9.91
April 2019	—	—	—	9.91
May 2019	5,300	3.8348	5,300	9.89
June 2019	9,471	3.8113	9,471	9.86
July 2019	356,882	3.7382	356,882	8.50
August 2019	273,099	3.3297	273,099	7.58
September 2019	66,018	3.0233	66,018	7.38
October 2019	244,376	3.0684	244,376	6.63
November 2019	333,526	3.2336	333,526	5.55
December 2019	—	—	—	5.55
Total	1,301,912	3.3711	1,301,912	5.55

(1)	Each of our ADSs represents one Class A ordinary share. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.
(2)

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

(3)

On January 15, 2020, we further announced a share repurchase program in which we may purchase our own ADSs with an aggregate value of up to US$10 million over the 12-month period ending on December 29, 2020. We expect to effect the proposed share repurchase on the open market at prevailing market prices, in negotiated transactions off the market, and/or in other legally permissible means from time to time as market conditions warrant in compliance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, at times and in such amounts as we deem appropriate. The share repurchase program does not obligate us to acquire any particular number of ADSs and may be suspended, terminated or extended at any time at our discretion without prior notice.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

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

As a result of our reliance on the corporate governance exemptions available to foreign private issuers, you will not have the same protection afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See pages beginning on page F-1 in this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1

Ninth Amended and Restated Memorandum and Articles of Association, as currently in effect (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F (file No. 001-38313) filed with the Securities and Exchange Commission on April 25, 2019)

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

2.4*	Description of Securities

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

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Travers Thorp Alberga

15.2*	Consent of Jingtian & Gongcheng

15.3*	Consent of PricewaterhouseCoopers

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

iClick Interactive Asia Group Limited

	By:	/s/ Jian Tang
	Name:	Jian Tang
	Title:	Chief Executive Officer

Date: April 30, 2020

iCLICK INTERACTIVE ASIA GROUP LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of iClick Interactive Asia Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of iClick Interactive Asia Group Limited and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive loss, of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Changes in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019 and the manner in which it accounts for revenue from contracts with customers in 2018.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/PricewaterhouseCoopers

Hong Kong

April 30, 2020

We have served as the Company's auditor since 2016.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND 2019

(US$’000, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2018	2019
Assets
Current assets
Cash and cash equivalents	5	39,828	36,854
Time deposits	5	-	410
Restricted cash	6	-	23,852
Short-term investments	2(j)	17,427	-
Amount due from an equity investee	7(b)	-	155
Accounts receivable, net of allowance for doubtful receivables of US$1,507 and US$3,469 as of December 31, 2018 and 2019, respectively	9	65,627	143,971
Rebates receivable		4,067	5,603
Prepaid media costs		19,107	25,565
Other current assets	10	3,242	8,983
Total current assets		149,298	245,393

Non-current assets
Deferred tax assets	25(e)	1,153	1,033
Property and equipment, net	11	329	536
Investment in an equity investee	7(a)	-	158
Prepayment for a long-term investment	8	-	1,000
Other long-term investments	8	503	1,503
Intangible assets, net	12	7,247	4,418
Goodwill	13	48,496	65,710
Right-of-use assets	14	-	1,656
Other assets	10	232	109
Total non-current assets		57,960	76,123

Total assets		207,258	321,516

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2018 AND 2019

(US$’000, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2018	2019
Liabilities and equity
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entity (“VIE”) and its subsidiaries without recourse to the Company of US$45 and US$27 as of December 31, 2018 and 2019, respectively)		6,557	66,161
Deferred revenue (including deferred revenue of the consolidated VIE and its subsidiaries without recourse to the Company of US$1,300 and US$866 as of December 31, 2018 and 2019, respectively)	15	27,191	27,089
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$1,776 and US$1,802 as of December 31, 2018 and 2019, respectively)	16	16,348	19,937
Lease liabilities (including lease liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$nil and US$86 as of December 31, 2018 and 2019, respectively)	14	-	1,114
Bank borrowings	17	9,439	36,851
Convertible notes at fair value	18	34,837	49,008
Income tax payable		2,779	3,780
Total current liabilities		97,151	203,940

Non-current liabilities
Other liabilities	16	673	449
Lease liabilities (including lease liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$nil and US$25 as of December 31, 2018 and 2019, respectively)	14	-	706
Deferred tax liabilities (including deferred liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$238 and US$187 as of December 31, 2018 and 2019, respectively)	25(e)	2,794	1,865
Total non-current liabilities		3,467	3,020

Total liabilities		100,618	206,960

Commitments and contingencies	29

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2018 AND 2019

(US$’000, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2018	2019
Equity
Ordinary shares – Class A (US$0.001 par value; 80,000,000 shares authorized as of December 31, 2018 and 2019, respectively; 23,166,092 and 23,870,027 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	21	23	24
Ordinary shares – Class B (US$0.001 par value; 20,000,000 shares authorized as of December 31, 2018 and 2019, respectively; 4,820,608 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	21	5	5
Treasury shares (1,363,860 and 1,744,873 shares as of December 31, 2018 and 2019, respectively)	21	(576)	(4,858)
Additional paid-in capital		293,072	305,344
Statutory reserves		81	81
Accumulated other comprehensive losses		(5,867)	(7,479)
Accumulated deficit		(181,413)	(191,016)
Total iClick Interactive Asia Group Limited shareholders’ equity		105,325	102,101
Non-controlling interests		1,315	12,455
Total equity		106,640	114,556

Total liabilities and equity		207,258	321,516

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(US$’000, except share data and per share data, or otherwise noted)

		For the years ended December 31,
	Note	2017	2018	2019

Net revenues		125,258	160,017	199,408
Cost of revenues		(95,733)	(120,897)	(142,703)
Gross profit		29,525	39,120	56,705
Operating expenses
Research and development expenses		(5,778)	(10,737)	(5,574)
Sales and marketing expenses		(25,935)	(32,080)	(42,968)
General and administrative expenses		(12,983)	(23,757)	(20,304)
Total operating expenses		(44,696)	(66,574)	(68,846)
Operating loss		(15,171)	(27,454)	(12,141)
Interest income		-	421	537
Interest expense		(551)	(773)	(1,915)
Other gains, net	24	1,841	687	2,992
Fair value losses on derivative liabilities	19	(10,190)	-	-
Fair value (losses)/gains on convertible notes	18	-	(4,837)	133
Loss before income tax expense		(24,071)	(31,956)	(10,394)
Share of loss from an equity investee	7(a)	-	-	(408)
Income tax expense	25	(548)	(655)	(47)
Net loss		(24,619)	(32,611)	(10,849)
Net loss attributable to non-controlling interests		-	202	1,246
Net loss attributable to iClick Interactive Asia Group Limited		(24,619)	(32,409)	(9,603)
Accretion to convertible redeemable preferred shares redemption value		(1,662)	-	-
Accretion to redeemable ordinary shares redemption value		(3,650)	-	-
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders		(29,931)	(32,409)	(9,603)
Net loss		(24,619)	(32,611)	(10,849)
Other comprehensive loss:
Foreign currency translation adjustment, net of US$nil tax		(79)	(2,547)	(1,700)
Comprehensive loss		(24,698)	(35,158)	(12,549)
Comprehensive loss attributable to non-controlling interests		-	202	1,334
Comprehensive loss attributable to iClick Interactive Asia Group Limited		(24,698)	(34,956)	(11,215)
Net loss per share attributable to iClick Interactive Asia Group Limited
- Basic	26	(2.15)	(1.23)	(0.34)
- Diluted	26	(2.15)	(1.23)	(0.34)
Weighted average number of ordinary shares used in per share calculation:
- Basic	26	13,931,503	26,452,409	28,583,548
- Diluted	26	13,931,503	26,452,409	28,583,548

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(US$’000, except share data and per share data, or otherwise noted)

	Ordinary shares		Treasury shares
	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Statutory reserves	Accumulated other comprehensive losses	Total shareholders’ (deficit)/ equity
Balance as of December 31, 2016	13,609,208	14	2,149,280	(2,468)	65,687	(124,385)	81	(3,241)	(64,312)
Reissuance of treasury shares upon exercise of employee share options	25,898	-	(25,898)	375	(315)	-	-	-	60
Share-based compensation expenses	-	-	-	-	5,072	-	-	-	5,072
Preferred shares accretion	-	-	-	-	(1,662)	-	-	-	(1,662)
Redeemable ordinary shares accretion	-	-	-	-	(3,650)	-	-	-	(3,650)
Derecognition of derivative liabilities	-	-	-	-	71,074	-	-	-	71,074
Issuance of ordinary shares upon Initial public offering (“IPO”)	2,156,250	2	-	-	28,403	-	-	-	28,405
Conversion of preferred shares to Class A ordinary shares	10,268,077	10	-	-	109,685	-	-	-	109,695
Net loss for the year	-	-	-	-	-	(24,619)	-	-	(24,619)
Foreign currency translation	-	-	-	-	-	-	-	(79)	(79)
Balance as of December 31, 2017	26,059,433	26	2,123,382	(2,093)	274,294	(149,004)	81	(3,320)	119,984

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(US$’000, except share data and per share data, or otherwise noted)

	Ordinary shares		Treasury shares
	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Statutory reserves	Accumulated other comprehensive losses	Total iClick Interactive Asia Group Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balance as of December 31, 2017	26,059,433	26	2,123,382	(2,093)	274,294	(149,004)	81	(3,320)	119,984	-	119,984
Reissuance of treasury shares upon exercise of employee share options and vested restricted share units (“RSUs”)	764,522	1	(764,522)	1,554	(900)	-	-	-	655	-	655
Share-based compensation expenses	-	-	-	-	19,679	-	-	-	19,679	-	19,679
RSUs vested	1,162,745	1	-	-	(1)	-	-	-	-	-	-
Business combination (Note 4)	-	-	-	-	-	-	-	-	-	1,517	1,517
Repurchase of ordinary shares	-	-	5,000	(37)	-	-	-	-	(37)	-	(37)
Net loss for the year	-	-	-	-	-	(32,409)	-	-	(32,409)	(202)	(32,611)
Foreign currency translation	-	-	-	-	-	-	-	(2,547)	(2,547)	-	(2,547)
Balance as of December 31, 2018	27,986,700	28	1,363,860	(576)	293,072	(181,413)	81	(5,867)	105,325	1,315	106,640

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(US$’000, except share data and per share data, or otherwise noted)

	Ordinary shares		Treasury shares
	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Statutory reserves	Accumulated other comprehensive losses	Total iClick Interactive Asia Group Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balance as of December 31, 2018	27,986,700	28	1,363,860	(576)	293,072	(181,413)	81	(5,867)	105,325	1,315	106,640
Reissuance of treasury shares upon exercise of employee share options and vested RSUs	269,943	1	(269,943)	132	182	-	-	-	315	-	315
Convertible notes transaction expenses in form of share- based awards (Note 23(d))	-	-	-	-	3,298	-	-	-	3,298	-	3,298
Share-based compensation expenses	-	-	-	-	2,115	-	-	-	2,115	-	2,115
RSUs vested	23,750	-	-	-	-	-	-	-	-	-	-
Business combinations (Note 4)	-	-	-	-	-	-	-	-	-	11,815	11,815
Contribution from non-controlling interests	-	-	-	-	1,023	-	-	-	1,023	1,882	2,905
Capital injection in a subsidiary	-	-	-	-	1,223	-	-	-	1,223	(1,223)	-
Repurchase of ordinary shares	-	-	650,956	(4,414)	-	-	-	-	(4,414)	-	(4,414)
Issuance of ordinary shares upon conversion of convertible notes	410,242	-	-	-	4,431	-	-	-	4,431	-	4,431
Net loss for the year	-	-	-	-	-	(9,603)	-	-	(9,603)	(1,246)	(10,849)
Foreign currency translation	-	-	-	-	-	-	-	(1,612)	(1,612)	(88)	(1,700)
Balance as of December 31, 2019	28,690,635	29	1,744,873	(4,858)	305,344	(191,016)	81	(7,479)	102,101	12,455	114,556

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(US$’000, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2017	2018	2019
Cash flows from operating activities
Net loss	(24,619)	(32,611)	(10,849)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation of property and equipment	1,363	1,059	334
Amortization of intangible assets	4,221	4,167	4,774
Amortization of right-of-use assets	-	-	1,548
Losses/(gains) on disposals of property and equipment	-	32	(2)
Gain on bargain purchase	-	(285)	-
Allowance for doubtful accounts	910	92	1,995
Accounts receivable written off	(1,134)	(15)	-
Recovery of doubtful debts previously provided for	(40)	-	-
Convertible notes transaction expenses in form of non-employee warrant award	-	-	3,298
Other convertible notes transaction expenses	-	2,190	1,258
Other share-based compensation expenses	5,072	19,679	2,115
Fair value losses on derivative liabilities	10,190	-	-
Fair value losses/(gains) on convertible notes	-	4,837	(133)
Fair value gains on short-term investments	-	-	(107)
Deferred tax	(714)	(906)	(1,083)
Share of losses from an equity investee	-	-	408
Changes in operating assets and liabilities, net
Accounts receivable	(8,682)	(25,499)	(85,382)
Prepayments and other assets	46	4,380	(5,490)
Rebates receivables	935	(2,734)	(1,602)
Prepaid media costs	(2,491)	18,534	(6,735)
Accounts payable	(5,478)	2,693	61,318
Accrued liabilities and other current liabilities	644	(5,301)	3,862
Deferred revenue	5,750	(5,915)	722
Income tax payable	146	187	1,001
Lease liabilities	-	-	(1,389)
Amount due from an equity investee	-	-	(155)
Net cash used in operating activities	(13,881)	(15,416)	(30,294)

Cash flows from investing activities
Purchase of property and equipment	(148)	(249)	(474)
Purchase of intangible assets	(17)	(120)	(232)
(Increase)/decrease in short-term investments	-	(17,427)	17,599
Investment in an equity investee	-	-	(566)
Increase in other long-term investments	-	(503)	(1,000)
Increase in prepaid long-term investment costs	-	-	(1,000)
(Increase)/decrease in time deposits	(25,000)	25,000	(410)
Acquisition of businesses, net of cash received	-	1,694	(7,171)
Proceeds from disposals of property and equipment	-	-	16
Net cash (used in)/provided by investing activities	(25,165)	8,395	6,762

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(US$’000, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2017	2018	2019
Cash flows from financing activities
Proceeds from exercise of share options	60	656	315
Proceeds from bank borrowings	5,897	2,229	140,507
Repayments of bank borrowings	(8,816)	(2,883)	(111,986)
Net proceeds from issuance of ordinary shares upon IPO	28,405	-	-
Proceeds from issuance of convertible notes, net of transaction expenses	-	27,810	28,742
Redemption of convertible notes	-	-	(11,265)
Contribution from non-controlling interests	-	-	2,905
Repurchase of ordinary shares	-	(37)	(4,414)

Net cash provided by financing activities	25,546	27,775	44,804

Net (decrease)/increase in cash and cash equivalents and restricted cash	(13,500)	20,754	21,272
Cash and cash equivalents and restricted cash at the beginning of year	32,514	19,401	39,828
Effect on exchange rate changes on cash and cash equivalents and restricted cash	387	(327)	(394)
Cash and cash equivalents and restricted cash at the end of year	19,401	39,828	60,706
Reconciliation of cash and cash equivalents and restricted cash within the consolidated balance sheets to the amounts shown in the consolidated statements of cash flows above:
Cash and cash equivalents	19,401	39,828	36,854
Restricted cash, current	-	-	23,852
	19,401	39,828	60,706

Supplemental disclosure of cash flow information:
Interests paid	(582)	(694)	(2,109)
Cash paid for income taxes	(1,119)	(1,019)	(130)

Supplemental schedule of non-cash investing and financing activities:
Accretion to Series A preferred shares redemption value	235	-	-
Accretion to Series B preferred shares redemption value	1,427	-	-
Accretion to redeemable ordinary shares redemption value	3,650	-	-
IPO costs in form of other payables	1,724	-	-
Convertible notes transaction expenses in form of share-based awards	-	-	3,298
Fair value losses/(gains) on convertible notes	-	4,837	(133)
Issuance of ordinary shares upon conversion of convertible notes	-	-	4,431

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities
(a)	Organization and nature of operation

iClick Interactive Asia Group Limited (the “Company”) and its subsidiaries are collectively referred to as the Group. The Company was incorporated under the law of Cayman Islands as a limited company on February 3, 2010. The Group is principally engaged in the provision of online marketing services (“Marketing Solution”). Starting from January 1, 2019, the Group also engages in the provision of software licenses and retail and customer relationship management solutions (“Enterprise Solutions”). The Group’s principal operations and geographic market are in Greater China and have offices in Hong Kong and the People’s Republic of China (“the PRC”). There are also sales teams in Singapore, Taiwan and the United Kingdom.

The accompanying consolidated financial statements include the financial statements of the Company, its principal subsidiaries and consolidated VIEs and the VIE’s subsidiaries (defined in Note 1(b)) as follows:

Name	Relationship	% of direct or indirect economic ownership	Date of incorporation	Place of incorporation/ establishment	Principal activities

Tetris Media Limited	Subsidiary	100%	July 2007	Hong Kong	Internet marketing services and solutions
iClick Interactive Asia Limited	Subsidiary	100%	December 2008	Hong Kong	Internet marketing services and solutions

China Search (Asia) Limited	Subsidiary	100%	September 2010	Hong Kong	Internet marketing services and solutions

iClick Interactive (Singapore) Pte. Ltd.	Subsidiary	100%	January 2011	Singapore	Internet marketing services and solutions
iClick Data Technology (Beijing) Limited (previously named iClick Interactive (Beijing) Advertisement Co., Ltd.)	Subsidiary	100%	January 2011	The PRC	Internet marketing services and solutions

Search Asia Technology (Shenzhen) Co., Ltd.	Subsidiary	100%	January 2011	The PRC	Internet marketing services and solutions

Performance Media Group Limited	Subsidiary	100%	January 2013	Hong Kong	Internet marketing services and solutions
Addoil Broadcasts Limited (“Addoil”)	Subsidiary	100%	June 2017	Hong Kong	Mobile content aggregator, digital advertising and marketing services

Tetris Media (Shanghai) Co., Ltd.	Subsidiary	100%	July 2013	The PRC	Internet marketing services and solutions

OptAim (Beijing) Information Technology Co., Ltd. (“OptAim WFOE”)	Subsidiary	100%	November 2014	The PRC	Internet marketing services and solutions

Anhui Zhiyunzhong Information Technology Co., Ltd. (“OptAim AH”)	Subsidiary	100%	November 2017	The PRC	Internet marketing services and solutions

Beijing OptAim Network Technology Co., Ltd. (“Beijing OptAim”)	VIE	100%	September 2012	The PRC	Internet marketing services and solutions

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities (Continued)

(a)	Organization and nature of operation (Continued)

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries and consolidated VIEs and the VIE’s subsidiaries (defined in Note 1(b)) as follows: (Continued)

Name	Relationship	% of direct or indirect economic ownership	Date of incorporation	Place of incorporation/ establishment	Principal activities

Zhiyunzhong (Shanghai) Technology Co., Ltd. (“Shanghai OptAim”)	VIE’s subsidiary	100%	September 2014	The PRC	Internet marketing services and solutions

Shanghai Myhayo Technology Co., Ltd. (“Myhayo”) (Note (i))	VIE’s subsidiary	40%	May 2017	The PRC	Mobile content aggregator, digital advertising and marketing services

Anhui Myhayo Technology Co., Ltd. (“Anhui Myhayo”) (Note (i),(ii))	VIE’s subsidiary	36.8%	September 2018	The PRC	Mobile content aggregator, digital advertising and marketing services

Changyi (Shanghai) Information Technology Ltd. (“Changyi”) (Note (i),(ii))	Subsidiary	41.46%	January 2014	The PRC	SaaS products offering

Suzhou Changyi Information Technology Ltd. (“Suzhou Changyi”) (Note (i))	Subsidiary	41.46%	August 2015	The PRC	SaaS products offering

Xi'an Changzhan Information Technology Ltd. (“Xian Changyi”) (Note (i))	Subsidiary	41.46%	August 2019	The PRC	SaaS products offering

Arda Holdings Limited	VIE	100%	May 2010	BVI	Treasury management

Note:

(i)

Although the Company owns less than 50% ownership in these entities, these entities are consolidated as the Company obtains control with its controlling voting right at the level of both shareholders and board of directors pursuant to agreements with other investors of these entities.

(ii)

The Company acquired 40% equity interest of Anhui Myhayo in November 2018 (Note 4(a)). In August 2019, there was a contribution from non-controlling interests of US$2,905 to Anhui Myhayo whereby the Company's equity interest in Anhui Myhayo was diluted to 36.8%. The transaction did not result in a loss of the Company’s control over Anhui Myhayo and was accounted for as a transaction with non-controlling interests.

(iii)

The Company acquired 34.38% equity interest of Changyi, which holds 100% equity interest of Suzhou Changyi and Xian Changyi, in January 2019 (Note 4(b)). In May 2019, the Company has injected a total cash of US$2,217 to Changyi as paid-up capital whereby the Company's equity interest in Changyi increased to 41.46%. The transaction did not change the Company’s control over Changyi and was accounted for as a transaction with non-controlling interests.

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities (Continued)

(b)	Consolidated VIE and VIE’s subsidiaries (Continued)

•	Pledge Agreement (Continued)

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
As of December 31, 2018 and 2019, the total assets of OptAim VIE were US$5,706 and US$9,733, respectively, mainly comprising cash and cash equivalents, accounts receivable, property and equipment, intangible assets, right-of-use assets and other assets. As of December 31, 2018 and 2019, the total liabilities of the OptAim VIE were US$3,359 and US$2,993 respectively, mainly comprising deferred revenue, accrued liabilities and other current liabilities.

In accordance with the aforementioned agreements, the Company has the power to direct activities of the OptAim VIE, and can have assets transferred out of OptAim VIE. Therefore the Company considers that there is no asset in OptAim VIE that can be used only to settle obligations of the OptAim VIE, except for registered capital and PRC statutory reserves of OptAim VIE amounting to US$2,081 and US$2,081, respectively, as of December 31, 2018 and 2019, respectively. As Beijing OptAim and its subsidiaries were incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the OptAim VIE. Currently there is no contractual arrangement that could require the Company to provide additional financial support to OptAim VIE.

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

The Group believes that revenue recognition, rebates, consolidation of VIE, determination of share-based compensation, measurement of redemption value of redeemable preferred shares and convertible notes, and impairment assessment of long-lived assets and intangible assets that reflect more significant judgments and estimates used in the preparation of its consolidated financial statements.

Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

(c)	Consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and a VIE’s subsidiaries for which the Company or its subsidiary is the primary beneficiary.  All transactions and balances among the Company, its subsidiaries, its VIEs and a VIE’s subsidiaries have been eliminated upon consolidation.

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(c)	Consolidation (Continued)

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

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange existing at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing at the transaction date. Transaction gains and losses are recognized in “other gains, net”. Assets and liabilities denominated in foreign currencies are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the consolidated statements of changes in shareholders’ deficit/equity and comprehensive loss.

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

Observable inputs are based on market data obtained from independent sources. The Company’s derivative liabilities and convertible notes are measured using unobservable inputs that require a high level of judgment to determine fair value, and thus classified as Level 3 (Note 3(c) and Note 18).

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

The carrying amounts of cash and cash equivalents, time deposits, restricted cash, accounts receivable, rebate receivables, accounts payable, other financial assets and liabilities approximate their fair values due to the short-term nature of these instruments. Based on the borrowing rates currently available to the Group for debt with similar terms, the carrying amounts of the short-term loans approximate their fair values (using Level 2 inputs).

The Group measures an equity investment accounted for using the equity method at fair value on a non-recurring basis only if an impairment charge were to be recognized. For the years ended December 31, 2017, 2018 and 2019, no impairments were recorded on the asset required to be measured at fair value on a non-recurring basis. Equity investments accounted for using the measurement alternative (Note 2(l)) are generally not categorized in the fair value hierarchy. However, if equity investments without readily determinable fair values were re-measured during the years ended December 31, 2017, 2018 and 2019, they were classified within Level 3 in the fair value hierarchy because the Group estimated the value of the investments based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs.

(f)	Cash, cash equivalents and restricted cash

Cash and cash equivalents include cash on hand, cash in bank and time deposits placed with banks or other financial institutions, which have original maturities of three months or less and are readily convertible to known amounts of cash.

Restricted cash represented bank deposits in accounts that are restricted as to withdrawal or usage. For restriction which is expected to be released within one year of the balance sheet date, the respective restricted cash balance is classified as current. As of December 31, 2019, the Group’s restricted cash represents balance held in restricted bank accounts as required by certain loan agreements. As of December 31, 2018, the Group did not have any restricted cash.

In November 2016, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-18, Statements of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts presented in the statement of cash flows. The Group has adopted this new guidance on January 1, 2018, using the retrospective transition method. Following the adoption of this guidance in 2018:

•

Amounts generally described as restricted cash were presented with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows.

•

Decrease in restricted cash under net cash used in investing activities amounting to US$5,234 for the year ended December 31, 2017 had been reclassified to net decrease in cash and cash equivalents and restricted cash in the consolidated statements of cash flows.

•	No impact to the consolidated statements of cash flows for the year ended December 31, 2018 as there was no restricted cash during the year.
•	The Group also added a reconciliation of cash, cash equivalents, and restricted cash to the consolidated statements of cash flows.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(g)	Time deposits

Time deposits represent demand deposits placed with banks with original maturities of more than three months but less than one year. Interest income is recognized using the effective interest method in the consolidated statements of comprehensive loss during the periods. Time deposits are valued based on the prevailing interest rates in the market.

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

The Group maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Group determines the allowance for doubtful accounts on an individual basis taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the customers as well as the age of the individual receivables balance. Additionally, the Group makes specific bad debt provisions based on any specific knowledge the Group has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Group to use substantial judgment in assessing its collectability.

(i)	Rebates receivable

Rebates receivable represent sales rebates that have already been earned but not received from third party publishers. The Group earns its rebates from purchasing advertising spaces from these website publishers.

(j)	Short-term investments

Short-term investments include investments in wealth management products issued by a bank in the PRC which are redeemable by the Group at any time. The wealth management products are unsecured with variable interest rates and primarily invested in debt securities issued by the PRC government, corporate debt securities and central bank bills. The Group measures the short-term investments at fair value using the quoted subscription or redemption prices published by the bank. The change in fair value recorded in the consolidated statements of comprehensive loss amounted to US$nil, US$25 and US$107 for the years ended December 31, 2017, 2018 and 2019, respectively.

(k)	Investment in an equity investee

Investment in an equity investee represents the Group's investment in a privately held company. The Group applies the equity method to account for an equity investment in common stock or in-substance common stock, according to ASC 323 “Investment — Equity Method and Joint Ventures,” over which it has significant influence but does not own a majority equity interest or otherwise control.

Under the equity method, the Group initially records the investments at cost and the difference between the cost of the equity investee and the fair value of the underlying net assets of the equity investee is recognized as equity method goodwill and intangible assets acquired, which is included in the equity method investments on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize its (i) proportionate share of each equity investee’s post-acquisition net income or loss into earnings, (ii) share of post-acquisition movements in accumulated other comprehensive income into other comprehensive income, and (iii) cash distributions from investees, after the date of investment. When the Group's share of loss in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further loss, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(k)	Investment in an equity investee (Continued)

The Group evaluates its equity method investment for impairment under ASC 323-10. An impairment loss on the equity method investment is recognized in the consolidated statement of comprehensive loss when the decline in value is determined to be other-than-temporary. No impairment loss has been recorded during  the years ended December 31, 2017, 2018 and 2019.

(l)	Other long-term investments

The Group’s other long-term investments as of December 31, 2018 and 2019 consist of equity securities without readily determinable fair value.

The Group adopted Accounting Standards Codification (“ASC”) 321 “Investments—Equity Securities” on January 1, 2018 and is required to measure its equity investments at fair value and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and does not qualify for the existing practical expedient in ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investments, the Group elected to use the measurement alternative to measure its equity investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

(m)	Property and equipment, net

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(n)	Business combinations

The Group accounts for acquisitions of entities that include inputs and processes and have the ability to create outputs as business combinations. The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations” (“ASC 805”). The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers and liabilities incurred by the Group and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive loss as gain on bargain purchase. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statement of comprehensive loss.

(o)	Intangible assets, net

Intangible assets mainly consist of computer software licenses purchased from external parties and computer software and systems acquired through the acquisitions of OptAim, Buzzinate Company Limited, Myhayo and Changyi, respectively. It also includes developed technologies, customer relationship and contract backlog acquired through the acquisition of Changyi. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Amortization of finite lived intangible assets is computed using the straight-line method over the following estimated useful lives, which are as follows:

Computer software and systems	2 – 5 years
Developed technologies	5 years
Customer relationship	5 years
Contract backlog	3 years

(p)	Impairment of long-lived assets and intangible assets

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

Impairment of goodwill assessment is performed on at least an annual basis on December 31 or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. According to ASC 350-20-35, an entity may assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. The Group, however, selects proceed directly to perform a two-step goodwill impairment test. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in adjusting the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of each reporting unit includes estimating future cash flows, determining appropriate discount rates, control premium, comparable companies’ multipliers and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

(r)	Adoption of ASC 842

On January 1, 2019, the Group adopted ASC 842, which requires the recognition of the right-of-use assets (“ROU assets”), and related lease liabilities on the consolidated balance sheets using a modified retrospective approach. The consolidated financial statements related to periods prior to January 1, 2019 were not restated, and continue to be reported under ASC Topic 840—Leases ("ASC 840"), which did not require the recognition of operating lease liabilities on the consolidated balance sheets. As a result the consolidated financial statements related to periods prior to January 1, 2019 are not entirely comparative with current and future periods. As permitted under ASC 842, the Group elected several practical expedients that permit the Group to not reassess (1) whether existing contracts are or contain a lease, (2) the classification of existing leases, and (3) whether previously capitalized costs continue to qualify as initial indirect costs. In addition, the Group has elected not to recognize short-term leases on the consolidated balance sheets. In addition, the Group did not use hindsight to determine lease term.

For the identified leases, the Group used its incremental borrowing rate to discount the related future payment obligations as of January 1, 2019 to determine its lease liability as of the adoption date. As of the adoption date, the Group recognized a lease liability of US$2,634 and a corresponding ROU asset of US$2,634, with no equity impact from the adoption.

The Group records rent expense for operating leases, including leases of office locations and equipment, on a straight-line basis over the lease term. The Group begins recognition of rent expense on the commencement date, which is generally the date that the asset is made available for use. The lease liability is included in lease liabilities, current and lease liabilities, non-current within the consolidated balance sheets, which are reduced as lease related payments are made. The ROU asset is amortized on a periodic basis over the expected term of the lease. See Note 14 for additional information.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(s)	Deferred revenue

The Group receives prepayments for services in advance of service performance from certain customers. The amounts received in advance are recorded as deferred revenue and recognized as revenue in the period which the corresponding services are performed.

(t)	Derivative financial instruments

ASC 815, “Accounting for Derivative Instruments and Hedging Activities” (“ASC 815”) requires every derivative financial instrument (including certain derivative financial instruments embedded in other contracts) to be recorded on the balance sheet at fair value as either an asset or a liability. ASC 815 also requires that changes in the fair value of recorded derivatives be recognized currently in earnings unless specific hedge accounting criteria are met. The Group’s derivative financial instruments included the conversion features and redemption features of the preferred shares classifies as “derivative liabilities”. For the year ended December 31, 2017, the Group recognized fair value losses of US$10,190 on derivative financial instruments. There was no derivative financial instrument as of December 31, 2018 and 2019.

(u)	Convertible debts

The Group determines the appropriate accounting treatment of its convertible debts in accordance with the terms in relation to the conversion feature, call and put option, and beneficial conversion feature (“BCF”). After considering the impact of such features, the Group may account for such instrument as a liability in its entirety, or separate the instrument into debt and equity components following the respective guidance described under ASC 815 and ASC 470 “Debt”.

The conversion features of the convertible notes of the Group meets the definition of a derivative whereby no BCF shall be separately accounted for. Moreover, the Group has elected the fair value option for convertible debts accounted for as a liability in its entirety whereby the conversion features that meet the definition of a derivative are not bifurcated given that the entire debt instrument is legally a single contract therefore not to be separated into parts for purposes of applying the fair value option. Such fair value option permits the irrevocable election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event, that gives rise to a new basis of accounting for that instrument. The convertible debts accounted for under the fair value option are carried at fair value with realized or unrealized gains and losses recorded in the consolidated statements of comprehensive loss.

Convertible debts are classified as current liabilities if they are convertible or redeemable on demand or if their due date is or will be within one year from the balance sheet date.

(v)	Treasury shares

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

(w)	Revenue recognition and cost of revenues

On January 1, 2018, the Group adopted ASU 2014-09 “Revenue from Contracts with Customers (Topic 606)” and subsequent amendments to the initial guidance or implementation guidance issued between August 2015 and December 2016 within ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 (collectively, “ASC 606”) using a modified retrospective approach applied to contracts that were not completed as of January 1, 2018. The adoption did not have a material impact on the accumulated deficit as of January 1, 2018. Results for reporting periods beginning on or after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Group’s historic accounting policies under ASC 605.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(w)	Revenue recognition and cost of revenues (Continued)

The following table presents our revenue recognized from contracts with customers disaggregated by the four types of pricing models:

	For the years ended
	December 31, 2017	December 31, 2018	December 31, 2019
	Under ASC 605	Under ASC 606	Under ASC 606
Recognized over time
- Sales agent	8,311	8,671	6,563
- Cost-plus	10,788	12,192	17,146
- SaaS products offering	-	-	8,687
	19,099	20,863	32,396

Recognized at point in time
- Specified actions	106,159	139,154	165,263
- SaaS products offering	-	-	1,749
	106,159	139,154	167,012
Total	125,258	160,017	199,408

As noted above, in accordance with the modified retrospective method upon adoption of ASC 606, prior period amounts have not been adjusted.

The Group’s services are the provisions of online marketing services. The Group utilizes a combination of pricing models and revenue is recognized when the related services are delivered based on the specific terms of the contract, which are commonly based on (i) agreed incentive to be earned for being a sales agent of a publisher, (ii) cost-plus or (iii) specified actions (i.e. cost per impression (“CPM”), cost per click (“CPC”), cost per action (“CPA”), cost per sale (“CPS”), cost per lead (“CPL”) or return on investment (“ROI”)) and related campaign budgets, depending on the customers’ preferences and their campaigns launched. Subsequent to the acquisition of Changyi and its subsidiary Suzhou Changyi (together, “Changyi Group”) on January 1, 2019, the Group’s services also generate revenue from the offering of SaaS products.

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(w)	Revenue recognition and cost of revenues (Continued)

Sales agent (Continued)

Revenue under this arrangement is recognized over-time given the Group considers this particular publisher simultaneously receives and consumes the benefits provided by the Group's performance as the Group performs. In other words, when the Group purchases marketing spaces on behalf of the marketing clients throughout the marketing campaigns as requested by them, this particular publisher simultaneously receives and consumes the benefit of the marketing spaces being purchased and therefore the Group is entitled to incentive payment from this publisher.

The Group grants rebates to marketing clients under the sales agent arrangement. The majority of marketing clients under this arrangement are not customers under either the cost-plus arrangement or specified actions arrangement. The Group records rebates granted to such marketing clients as reduction of revenue.

Under ASC 605, the Group recorded rebates granted to marketing clients under the sales agent arrangement as cost of revenues as (i) the Group considered these rebates were for an identifiable benefit that was separable from the marketing clients’ purchase of the Group's services and (ii) the Group was able to reasonably estimate the fair value of the benefit received from granting these rebates. However, the notion of “separate identifiable benefit” under ASC 605 was not carried forward into ASC 606. ASC 606 requires the rebates granted to marketing clients under sales agent arrangement to be recorded as a reduction of revenue unless the Group is receiving a distinct good or service with the payment to the marketing clients. Given the Group cannot establish such a distinct good or service with the payment to marketing clients under the sales agent arrangement, rebates to marketing clients under this arrangement are recorded as a reduction of revenue under ASC 606. The resulting impact to the consolidated financial statements for the year ended December 31, 2018 was a decrease of US$2,654 in net revenues, with a corresponding decrease in cost of revenues.

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

Revenue under this arrangement is recognized over-time as the Group considers its customers simultaneously receive and consume the benefits provided by the Group's performance. At the time the Group purchases marketing spaces during the contract term for its customers, the customers’ advertisements could be placed throughout the marketing campaign. Revenue recognition under this arrangement is not based on an occurrence of significant act or milestone method.

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(w)	Revenue recognition and cost of revenues (Continued)

Specified actions

The Group also generates revenue from performing specified actions (i.e. a CPM, CPC, CPA, CPS, CPL or ROI basis). Revenue is recognized on a CPM or CPC basis as impressions or clicks are delivered while revenue on a CPA, CPS, CPL or ROI basis is recognized once agreed actions are performed. For the specified actions advertisement campaigns, the Group is the principal as it has the obligation to deliver successful actions requested by marketing clients. Also, the Group will only be paid if successful actions can be delivered and is exposed to risk of loss. In terms of pricing, the Group has complete latitude in establishing the selling prices of each of the CPM, CPC, CPA, CPS, CPL or ROI pricing model. The Group's margin may vary as the costs incurred to deliver successful actions may vary and is therefore exposed to risk of loss whereby validating its degree of responsibility to its customers. Although the inventory risk under specified actions arrangement is considered to be low, the Group concludes that it is the principal in such arrangement as it is the principal ultimately responsible for delivering successful actions and in charge of establishing the price per action. Accordingly, the Group reports revenue earned and costs incurred related to these transactions on a gross basis.

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

The Group also grants rebates to marketing clients under the specified actions arrangement. Same as the treatment under cost-plus arrangement, the rebates that the Group grants to marketing clients under cost-plus arrangement are recorded as reduction of revenue and are recorded based on the amount the marketing clients would ultimately need to spend to earn the corresponding level of rebates. The rebates that the Group receives from publishers under the specified actions arrangement are recorded as a reduction of cost of revenues. These rebates are recognized when a particular milestone is achieved (i.e. applying the relevant rebates based on the level of spending threshold actually achieved) and spending has actually occurred.

Cost of revenues consists of the costs to purchase space for the online marketing operations, amortization expenses related to the Group's computer software and systems, salaries and benefits of relevant operations and support personnel and depreciation of relevant property and equipment depreciation. The Group becomes obligated to make payments related to website publishers in the period the marketing impressions and click-through occur. Such expenses are classified as cost of revenues in the consolidated statements of operations as incurred. Cost of revenues also includes rebates received from website publishers which are recorded as a reduction of cost of revenues when the Group is acting as a principal in a transaction. Following recent reforms of PRC tax laws, business tax is gradually being replaced by VAT, which is recorded as a reduction of revenue.

SaaS products offering

Under this arrangement, the Group offers SaaS products which are cloud-hosted software offering Enterprise Solutions to customers through provision of software licenses and retail and customer relationship management (“CRM”) solutions. Revenues under this arrangement primarily consist of fees for (i) licensing to provide customers with access to one or more of the existing cloud applications for e-commerce, marketing and customer management, (ii) the development of new cloud applications customized for individual customer, and (iii) various combinations of technical support and maintenance services provided by the Group. Contracts with customers under this arrangement are generally with a term of 1 to 24 months.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(w)	Revenue recognition and cost of revenues (Continued)

SaaS products offering (Continued)

Revenues from licensing of existing cloud applications are generally recognized ratably over time over the contract term beginning on the date that the licensing service is made available to the customer, whereby the Group considers that its customers simultaneously receive and consume the benefits provided by the use of existing cloud applications. The Group does not have other right to consideration in exchange for goods or service that the Group has transferred to a customer when that right is conditioned on something other than the passage of time.

Revenues of developing new cloud applications exclusively customized for customers is recognized at point-in-time when the Group is able to deliver the cloud applications to customers. The Group considers the transfer of control of new cloud applications to customer, which represents a distinct performance obligation, to be completed when such cloud applications are on-premise and fully functional such that the customer can use and benefit from the cloud applications on its own.

Besides, the Group also provides certain additional maintenance services along with the above arrangements of cloud application development and licensing, such as technical support and bug fixes. These additional maintenance services are considered to be a series of distinct services that are substantially the same and have the same duration and measure of progress; therefore, the Group concludes that they represent a separate combined performance obligation. Revenues from such additional maintenance services are recognized ratably over-time over the contract period.

The respective stand-alone selling prices of each of the three performance obligations are determined based upon observable prices in stand-alone transactions and contractually stated price whereby no allocation of selling prices among individual performance obligations are required.

Cost of revenues for SaaS products primarily comprises amortization expenses related to the Group’s computer software and systems, salaries and benefits of relevant operations and support personnel, depreciation of relevant property and equipment and other direct services costs.

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

Deferred revenue represents contract liabilities which related to unsatisfied performance obligations at the end of the period. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Revenue recognized during the years ended December 31, 2018 and 2019, respectively, relating to deferred revenue as of January 1, 2018 and 2019 was US$25,410 and US$15,768, respectively. For the amount remained as deferred revenue as of January 1, 2018 and 2019, respectively, but not recognized as revenue during the years ended December 31, 2018 and 2019, respectively, there is still a contractual obligation for the Group to provide service whereby the Group is not obliged to make any refund of the amount received from customers. Such amount will be recognized as revenue when all of the revenue recognition criteria are met.

Revenue recognized in the current period from performance obligations related to prior periods was not material.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(w)	Revenue recognition and cost of revenues (Continued)

Adoption of ASC 606

The following table illustrates the effect of the adoption of ASC 606 by presenting a comparison of selected line items from the Group’s consolidated statements of comprehensive loss for the year ended December 31, 2018, as actually reported and as they would have been reported under ASC 605, without the adoption of ASC 606 (in thousands, except per share data):

		Without adoption of	Effect of change
	As reported	ASC 606	higher/(lower)

Net revenues	160,017	162,671	(2,654)
Cost of revenues	(120,897)	(123,551)	(2,654)
Gross profit	39,120	39,120	-
Loss before income tax expense	(31,956)	(31,956)	-
Income tax expense	(655)	(655)	-
Net loss	(32,611)	(32,611)	-
Basic net loss per share attributable to iClick Interactive Asia Group Limited	(1.23)	(1.23)	-
Diluted net loss per share attributable to iClick Interactive Asia Group Limited	(1.23)	(1.23)	-

The adoption of ASC 606 did not change the Group’s consolidated balance sheet, consolidated statement of cash flows, or consolidated statement of changes in equity as of and for the year ended December 31, 2018.

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

(iii)	The Group generally expenses sales commissions when incurred because the amortization period would be one year or less. These costs are recorded within sales and marketing expenses.

(x)	Prepaid media costs

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(y)	Research and development expenses

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

The Group accounts for internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages.

The Group incurred development costs in connection with an internal-use ERP software to further enhance management to monitor the business. While internal and external costs incurred during the preliminary project stage are expensed as incurred, costs relating to activities during the application development stages have been capitalized. For the years ended December 31, 2017, 2018 and 2019, the Group has capitalized development costs related to ERP software of US$nil, US$119 and US$229 as intangible assets. In addition, the Group incurred other research and development costs in relation to other internal use software used to support its operations. Any development costs qualified for capitalization were immaterial for the periods presented. For the years ended December 31, 2017, 2018 and 2019, the Group has not capitalized any other costs related to internal use software other than the ERP software.

(z)	Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) advertising and marketing expenses, (ii) salary and welfare for sales and marketing personnel, and (iii) allowance for doubtful receivables. Advertising expenses are recorded as sales and marketing expenses when incurred, and totaled US$1,727, US$4,574 and US$13,084 for the years ended December 31, 2017, 2018 and 2019, respectively.

(aa)	General and administrative expenses

General and administrative expenses consist primarily of (i) salary and welfare for general and administrative personnel, and (ii) professional service fees.

(ab)	Employee social security and welfare benefits

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(ac)	Non-controlling interests

The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests are presented on the face of the consolidated statement of comprehensive loss as an allocation of the total income or loss for the year between non-controlling interests holders and the shareholders of the Company.

(ad)	Income taxes

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its statements of operations and comprehensive loss. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2017, 2018 and 2019. As of December 31, 2018 and 2019, the Group did not have any significant unrecognized uncertain tax positions.

(ae)	Share-based compensation

The Company grants stock-based awards, including share options, restricted share units and warrants of the Company, to eligible employees, officers, directors, and non-employee consultants. The Company accounts for share-based awards granted to employees in accordance with ASC 718, "Compensation - Stock Compensation" and share-based awards granted to non-employees in accordance with ASC subtopic, 505-50 (“ASC 505-50”), “Equity-Based Payments to Non-Employees”. ASC 505. On January 1, 2019, the Group adopted ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvement to Nonemployee Share-based Payment Accounting to amend the accounting for share-based payment awards issued to non-employees. Under ASU 2018-07, the accounting for awards to non-employees are similar to the model for employee awards.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(ae)	Share-based compensation (Continued)

Option and RSUs granted to employees

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

Option modification

According to ASC 718, a change in any of the terms or conditions of equity based awards shall be accounted for as a modification of the award. Therefore, the Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified. For vested options, the Group would recognize incremental compensation costs on the date of modification and for unvested options, the Group would recognize, prospectively and over the remaining requisite service period, the sum of the incremental compensation costs and the remaining unrecognized compensation costs for the original award.

Option, RSUs and warrants granted to non-employees

Effective January 1, 2019, the Company adopted ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”), which expands the scope of Topic 718 to include share-based payment awards to nonemployees. As a result, stock-based awards granted to consultants and non-employees are accounted for in the same manner as awards granted to employees as described above. The impact of adoption of this new guidance did not have a material impact on the Group’s consolidated financial statements. Prior to the adoption of ASU 2018-07, for share-based awards granted to non-employees, the Company accounted for the related share-based compensation expenses in accordance with ASC subtopic, 505-50 (“ASC 505-50”), “Equity-Based Payments to Non-Employees”. Under the provision of ASC 505-50, these options, RSUs and warrants are measured as of the earlier of the date at which either: (1) commitment for performance by the non-employee has been reached; or (2) the non-employee’s performance is complete.

Options and warrants of the Company issued to non-employees are measured based on fair value of the options and warrants which are determined by using the binomial option pricing model and RSUs of the Company issued to non-employees are measured based on fair value of the RSUs which are determined with reference to the fair value of the underlying shares.

(af)	Government subsidies

The Group receives subsidies from the local PRC government for general use. General-use subsidies which are not subject to any conditions or specific use requirements are recorded as subsidy income in the consolidated statements of comprehensive loss.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(ag)	Statutory reserves

The Company’s subsidiaries, a consolidated VIE and its subsidiaries incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”).

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

(ah)	Related parties

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

(ai)	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2017, 2018 and 2019, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(aj)	Loss per share

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

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the year. Dilutive equivalent shares are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Group’s convertible notes and ordinary shares issuable upon the conversion of the stock options and warrants and vesting of RSUs, using the treasury stock method.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(ak)	Comprehensive loss

Comprehensive loss is defined as the change in shareholders’ deficit of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders.

Comprehensive loss is reported in the consolidated statements of comprehensive loss. Accumulated other comprehensive losses of the Group include the foreign currency translation adjustments.

(al)	Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The CODM is comprised of certain members of the Company's management team.

The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The Group’s operating segments are based on this organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results.

Effective in the first quarter of 2019, the Group changed its segment disclosure to separately report the financial results of its Enterprise Solutions business in light of the acquisition of Changyi on January 1, 2019. This segment primarily reflects the results of the Group’s SaaS products offering, which is conducted through Changyi Group, a group of companies acquired on January 1, 2019 (Note 4(b)). At the same time, the Group named its pre-existing online marketing service business as Marketing Solution business.

Therefore, the Group now reports two operating segments: 1) Marketing Solutions, and 2) Enterprise Solutions. This change in segment reporting aligns with the manner in which the Group’s CODM currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments. This change in segment presentation does not affect consolidated balance sheets, consolidated statements of comprehensive loss or consolidated statements of cash flows. The Group retrospectively revised prior period segment information, to conform to current period presentation.

(am)	Recently issued accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses, which changes the impairment model for most financial assets and certain other instruments. For trade and other receivables, held-to-maturity debt securities, loans and other instruments, entities will be required to use a new forward-looking “expected loss” model that will replace today’s “incurred loss” model and generally will result in the earlier recognition of allowances for losses. For available-for-sale debt securities with unrealized losses, entities will measure credit losses in a manner similar to current practice, except that the losses will be recognized as an allowance. Subsequent to issuing ASU 2016-13, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, for the purpose of clarifying certain aspects of ASU 2016-13. In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments. In May 2019, the FASB issued ASU 2019-05, Financial Instruments – Credit Losses (Topic 326): Targeted Transition Relief, or ASU 2019-05, to provide entities with more flexibility in applying the fair value option on adoption of the credit impairment standard. In November 2019, the FASB issued ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, which expands the scope of the practical expedient that allows entities to exclude the accrued interest component of amortized cost from various disclosure. Entities that elect to apply the practical expedient must disclose the total amount of accrued interest that they exclude from their disclosures of amortized cost. ASU 2018-19, ASU 2019-04, ASU 2019-05 and ASU 2019-11 have the same effective date and transition requirements as ASU 2016-13. Early adoption is permitted starting in the first quarter of fiscal 2020. The Group estimated that the adoption of ASC 326 would result in a net adjustment of approximately US$4 million to the opening balance of accumulated losses with a corresponding credit loss provision over accounts receivable being recognized in the consolidated balance sheet as of January 1, 2020. Other than disclosed, the Group does not expect the new standard to have a material impact on the consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(am)	Recently issued accounting pronouncements (Continued)

In January 2017, the FASB issued ASU 2017-04, “Intangibles — Goodwill and Other (Topic 350): Simplifying the test for goodwill impairment”, the guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not the difference between the fair value and carrying amount of goodwill which was the step 2 test before. The ASU should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group does not expect adoption of this ASU to be material to its consolidated financial statements on known trends, demands, uncertainties and events in its business. The Group plans to adopt ASU 2017-04 on January 1, 2020 and does not expect that the adoption of this ASU to have a material impact on the consolidated financial statements.

In November 2019, the FASB issued ASU 2019-08, Compensation ‒ Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606), which requires entities to measure and classify share based payments to a customer, in accordance with the guidance in ASC 718, Compensation ‒ Stock Compensation. The amendments in that ASU expanded the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees and, in doing so, superseded guidance in Subtopic 505-50, Equity ‒ Equity-Based Payments to Non-Employees. The amount that would be recorded as a reduction in revenue would be measured based on the grant date fair value of the share based payment, in accordance with Topic 718. The grant date is the date at which a supplier and customer reach a mutual understanding of the award’s key terms and conditions. The award’s classification and subsequent measurement would be subject to ASC 718 unless the award is modified or the grantee is no longer a customer. The amendments in this ASU are effective for public business entities in fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted, but not before it adopts the amendments in ASU 2018-07. The Group does not expect that the adoption of this ASU to have a material impact on the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”) which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group does not expect that the adoption of this ASU to have a material impact on the  consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40), which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal use software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected by the amendments in this update. The update is effective for public business entities for interim and annual periods beginning after December 15, 2019. The Group does not expect that the adoption of this ASU to have a material impact on the consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(am)	Recently issued accounting pronouncements (Continued)

In October 2018, the FASB issued ASU 2018-17, "Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities," which provides guidance that indirect interests held through related parties under common control will be considered on a proportional basis when determining whether fees paid to decision makers and service providers are variable interests. These indirect interests were previously treated the same as direct interests. The consideration of indirect interests on a proportional basis is consistent with how indirect interests held through related parties under common control are treated when determining if a reporting entity within a related party group is the primary beneficiary of a VIE. The new guidance is effective retrospectively for the year ending December 31, 2020 and interim reporting periods during the year ending December 31, 2020 with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption is permitted. The Group did not early adopt and is currently evaluating the impact of adopting this ASU on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this ASU simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The amendments are effective for public entities in fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. The Group did not early adopt and is currently evaluating the impact of adopting this ASU on its consolidated financial statements.

In January 2020, the FASB issued ASU No. 2020-01, “Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)”, that clarifies the interactions between Topic 321, Topic 323, and Topic 815. The amendments in this ASU affect the application of the measurement alternative for certain equity securities and the equity method of accounting, and guidance for certain forward contracts and purchased options to purchase securities, that, upon settlement or exercise, would be accounted for under the equity method of accounting. The ASU is effective for public entities in fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Group did not early adopt and is currently evaluating the impact of adopting this ASU on its consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration
(a)	PRC regulations

The Chinese market in which the Group operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to engage in online marketing businesses through contractual arrangements in the PRC since the internet and marketing services industries remain regulated. The Group conducts certain of its operations in the PRC through its variable interest entity, which it consolidates as a result of a series contractual arrangements enacted. Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication, information, and media industries remain highly regulated. Restrictions are currently in place and are unclear with respect to which segments of these industries foreign owned entities, like the Group, may operate. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate areas such as telecommunication, information and media. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Group’s ability to conduct business in the PRC. There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the contractual arrangements with consolidated VIE. The Group believes that the structure for operating its business in the PRC (including the ownership structure and the contractual arrangements with the consolidated VIE is in compliance with all applicable existing PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations. However, the Group cannot assure that the PRC regulatory authorities will not adopt any new regulation to restrict or prohibit foreign investments in the online marketing business through contractual arrangements in the future or that it will not determine that the ownership structure and contractual arrangements violate PRC laws, rules or regulations. If the Company and its consolidated VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

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

If the imposition of any of these penalties precludes the Group from operating its business, it would no longer be in a position to generate revenue or cash from it. If the imposition of any of these penalties causes the Company to lose its rights to direct the activities of its consolidated VIEs or its rights to receive its economic benefits, the Company would no longer be able to consolidate these entities, and its financial statements would no longer reflect the results of operations from the business conducted by VIEs except to the extent that the Company receives payments from VIEs under the contractual arrangements. Either of these results, or any other significant penalties that might be imposed on the Company in this event, would have a material adverse effect on its financial condition and results of operations. Nevertheless, the laws and regulations that imposed restrictions on foreign ownership in advertising companies, including the Administrative Provisions on Foreign-Invested Advertising Enterprises were abolished in June 2015. To the extent any current or future business of OptAim VIE can be directly operated by the Company’s wholly owned subsidiaries under PRC law, the Company is in the process of transferring such business to the Company’s wholly owned subsidiaries.

On January 19, 2015, the Ministry of Commerce (“MOFCOM”), released for public comment a proposed PRC law, the Draft Foreign Investment Law, that appeared to include VIEs within the scope of entities that could be considered to be foreign investment enterprises (“FIEs”), that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. The National People’s Congress approved the Foreign Investment Law on March 15, 2019, effective on January 1, 2020. The Foreign Investment Law removes all references to the terms of “de facto control” or “contractual control” as defined in the draft published in 2015. However, the Foreign Investment Law has a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. In the event that the State Council in the future promulgates laws and regulations that deem investments made by foreign investors through contractual arrangements as “foreign investment,” the Group’s ability to use the contractual arrangements with its VIEs and the Group’s  ability to conduct business through the VIEs could be severely limited.

The Company’s ability to control the VIEs also depends on the powers of attorney the founders have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes these powers of attorney are legally enforceable but may not be as effective as direct equity ownership.

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

OptAim VIE’s assets comprise both recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets include leasehold improvements, computers and network equipment and self-developed computer software which are recognized in the Group ’s consolidated balance sheet. The unrecognized revenue-producing assets mainly consist of patents, trademarks and assembled workforce which are not recorded in the financial statements of OptAim VIE as it did not meet the recognition criteria set in ASC 350-30-25.

The following financial information of the OptAim VIE excluding the intercompany items with the Company’s subsidiaries was included in the accompanying financial statements as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019:

	As of December 31,
	2018	2019
Assets
Current assets
Cash and cash equivalents	1,865	1,654
Accounts receivable, net	2,357	4,328
Prepaid media costs	-	2,424
Other current assets	604	652
Total current assets	4,826	9,058

Non-current assets
Property and equipment, net	9	73
Intangible assets	697	494
Right-of-use assets	-	108
Other non-current assets	174	-
Total non-current assets	880	675

Total assets	5,706	9,733

Liabilities
Current liabilities
Accounts payable	45	27
Deferred revenue	1,300	866
Lease liabilities	-	86
Accrued liabilities and other current liabilities	1,776	1,802
Total current liabilities	3,121	2,781

Non-current liabilities
Deferred tax liabilities	238	187
Lease liabilities	-	25
Total non-current liabilities	238	212

Total liabilities	3,359	2,993

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)
(a)	PRC regulations (Continued)

	For the years ended December 31,
	2017	2018	2019

Net revenues	25,302	2,902	20,670
Net profit/(loss)	1,646	(47)	(451)
Net cash provided by/(used in) operating activities	539	281	(142)
Net cash used in investing activities	-	(1)	(69)
Net increase/(decrease) in cash and cash equivalents	539	280	(211)

In accordance with the VIE arrangements, the Group has the power to direct activities of the OptAim VIE, and can have assets transferred out of the OptAim VIE. Therefore, the Group considers that there are no assets of the OptAim VIE that can be used only to settle their obligations.

(b)	Foreign exchange risk

Assets and liabilities of non-US$ functional currency entities are translated into US$ using the applicable exchange rates at the balance sheet date. Items in the statements of comprehensive loss are translated into US$ using the average exchange rate during the period. Equity accounts were translated at their historical exchange rates. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income on the consolidated statements of shareholders’ equity.

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
(i)	Financial assets and liabilities measured at fair value

The following table sets forth, by level within the fair value hierarchy (see Note 2(e)), financial assets and liabilities measured at fair value as of December 31, 2018 and 2019. As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement.

	Fair value measurements using
	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable inputs (Level 3)	Total fair value
As of December 31, 2018
Short-term investments	-	17,427	-	17,427
Convertible notes at fair value	-	-	(34,837)	(34,837)
	-	17,427	(34,837)	(17,410)

As of December 31, 2019
Convertible notes at fair value	-	-	(49,008)	(49,008)

(ii)	Equity securities without readily determinable fair values

The equity securities without readily determinable fair value are recorded at fair value only if an impairment or observable price adjustment is recognized in the current period. There were no fair value changes related to such equity securities classified as other long-term investments in the consolidated balance sheets for the years ended December 31, 2018 and 2019.

(d)	Concentration risk
(i)	Concentration of revenues

For the years ended December 31, 2017 and 2019, no individual customer accounted for more than 10% of the net revenues. For the year ended December 31, 2018, one customer accounted for 14% of the net revenues.

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)

(d)	Concentration risk (Continued)

(ii)Concentration of accounts receivable (Continued)

As of December 31, 2018 and 2019, no individual customer accounted for more than 10% of the consolidated accounts receivable. The top 10 accounts receivable accounted for 48% and 33% of the consolidated accounts receivable as of December 31, 2018 and 2019, respectively.

(iii)	Credit risk

As of December 31, 2018 and 2019, substantially all of the Group’s cash and cash equivalents, time deposits and restricted cash were placed with financial institutions in Hong Kong and the PRC. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. The balances in the PRC are not insured since it is not a market practice in the PRC. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors’ rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Group believes that it is not exposed to unusual risks as these financial institutions are PRC banks with high credit quality. The Group had not experienced any losses on its cash and cash equivalents, time deposits and restricted cash during the years ended December 31, 2017, 2018 and 2019 and believes that its credit risk to be minimal.

4	Business acquisitions
(a)	Acquisition of Myhayo

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

The acquisition was recorded as a business combination. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Fair value of consideration transferred:

Cash	726

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Business acquisitions (Continued)
(a)	Acquisition of Myhayo (Continued)

Recognized amounts of identifiable assets acquired and liabilities assumed:

Cash	2,420
Other current assets	6,329
Property and equipment	8
Intangible asset	697
Current liabilities	(6,688)
Deferred tax liabilities	(238)
Non-controlling interests	(1,517)
Total identifiable net assets acquired	1,011
Gain on bargain purchase (Note 24)	285

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

(b)	Acquisition of Changyi

On January 1, 2019, the Group acquired 34.38% equity interest of Changyi, a company  established in the PRC and an independent software vendor based in Shanghai, the PRC. Changyi and its underlying subsidiary Suzhou Changyi became subsidiaries of the Company effective from January 1, 2019 as the Company established control over Changyi Group through certain shareholder agreements since then. Other shareholders of Changyi Group expects the operating effectiveness brought about by the control over Changyi Group by the Company to be of their best interests. Changyi Group provides intelligent retail and CRM solutions to clients, allowing them to consolidate consumer’s online and offline information to provide connection within the organization and stakeholders. The Company expects to increase its market share in the data-driven Enterprise Solutions segment beyond digital marketing through Changyi Group.

The total purchase consideration for 34.38% equity interest of Changyi amounted to RMB42.6 million (equivalent to approximately US$6,190) by cash.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Business acquisitions (Continued)
(b)	Acquisition of Changyi (Continued)

The acquisition was recorded as a business combination. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Fair value of consideration transferred:

Cash	6,190

Recognized amounts of identifiable assets acquired and liabilities assumed:

Cash	219
Other current assets	490
Property and equipment	56
Intangible assets	1,830
Current liabilities	(405)
Deferred tax liabilities	(274)
Non-controlling interests	(11,815)
Total identifiable net deficits acquired	(9,899)
Goodwill (Note 13)	16,089

As of December 31, 2019, purchase consideration payable of US$6,190 was settled and there is no adjustment to the purchase consideration amounts.

The excess of purchase price over tangible assets, identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. Goodwill associated with the acquisition of Changyi was attributable to the expected synergy arising from the Enterprise Solutions operations. The acquired goodwill is not deductible for tax purposes. Acquisition-related costs were immaterial and were included in general and administrative expenses for the year ended December 31, 2019.

In determining the fair value of the intangible assets, an income approach was used. In this approach, significant estimates consist of discount rate of 30.2% and a growth rates on revenue ranging from 10% to 30%. The estimated amounts recognized on the acquired identifiable intangible asset and its estimated useful life are shown in the following table:

	Estimated useful life	Gross carrying amount

Developed technologies	5 years	117
Customer relationship	5 years	1,103
Contract backlog	3 years	610
		1,830

Net revenue and net loss of Changyi for the year ended December 31, 2019 were US$5,518 and US$997, respectively. Unaudited pro forma  net revenues and net loss of the Company for the year ended December 31, 2018 as if the acquisition of Changyi had occurred on January 1, 2018 were US$162,394 and US$33,415, respectively.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Business acquisitions (Continued)
(b)	Acquisition of Changyi (Continued)

The Company did not have any material, non-recurring pro-forma adjustments directly attributable to the business combination reflected in the reported pro-forma net revenue and net loss.

The pro forma information is not necessarily indicative of the actual results that would have been achieved had Changyi acquisition occurred as of January 1, 2017 or the results that may be achieved in future periods.

(c)	Acquisition of Addoil

In February 2019, the Company acquired 100% equity interest of Addoil, a company incorporated in Hong Kong. Addoil and its underlying subsidiary Headline (together, “Addoil Group”) are engaged in the business of developing and operating a mobile application that collects and utilizes data from users who use its social functionalities to share food and travel related contents.

The total purchase consideration for all the equity interest of Addoil Group amounted to US$1,218 by cash. The acquisition was recorded as a business combination. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Fair value of consideration transferred:

Cash	1,218

Recognized amounts of identifiable assets acquired and liabilities assumed:

Cash	18
Other current assets	42
Property and equipment	34
Right-of-use asset	34
Current liabilities	(35)
Total identifiable net assets acquired	93
Goodwill (Note 13)	1,125

As of December 31, 2019, purchase consideration payable of US$1,218 was settled and there is no adjustment to the purchase consideration amounts.

The excess of purchase price over tangible assets and liabilities assumed was recorded as goodwill. Goodwill associated with the acquisition of Addoil Group was attributable to the expected synergy arising from the consolidated Marketing Solutions business. The acquired goodwill is not deductible for tax purposes. Acquisition-related costs were immaterial and were included in general and administrative expenses for the year ended December 31, 2019.

Pro-forma results related to the acquisition in accordance ASC 805 have not been presented because the acquisition of Addoil Group is not material, where net revenue and net loss of the acquired entity is less than 5% of the Company’s consolidated net revenue and net loss for the year ended December 31, 2019.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

5	Cash and cash equivalents and time deposits

Cash and cash equivalents represent cash on hand, cash held at bank, and short-term deposits placed with banks or other financial institutions, which have original maturities of three months or less.

As of December 31, 2019, the Group had time deposits of US$410 with an average original maturity of 3.2 months which are denominated in US$. As of December 31, 2018, the Group did not have any time deposit.

Cash and cash equivalents and time deposits as of December 31, 2018 and 2019 primarily consist of the following currencies:

	As of December 31,
	2018		2019
	Amount in thousand	US$ equivalent	Amount in thousand	US$ equivalent
RMB	61,312	8,904	84,034	11,776
HK$	10,337	1,317	8,329	1,061
US$	29,185	29,185	24,175	24,175
SGD	263	190	151	110
TWD	5,700	181	931	30
Euro (“EUR”)	38	43	46	51
JPY	-	-	4,550	41
Others	6	8	26	20
		39,828		37,264

6	Restricted cash

As of December 31, 2019, the Group’s restricted cash of US$23,852 represented bank balances held in restricted bank accounts pursuant to certain short term loan agreements (see Note 17 for details) and carried fixed interest at a weighted average rate of 1.85% per annum, out of which US$21,463 and US$2,389 are denominated in US$ and HK$, respectively. As of December 31, 2018, the Group did not have any restricted cash.

7	Equity investment

On May 31, 2019,  the Company and VGI Global Media PLC (“VGI”), an online-to-offline solutions provider across advertising, payment and logistics platforms in Thailand, jointly established a new company namely V-Click Technology Company Limited (“V-Click”). VGI holds a majority stake of 51% in V-Click and the Company holds the remaining 49% stake. The investment was accounted for as an equity-method investment due to the significant influence the Company has over the operating and financial policies of the equity investee.

(a)	Investment in an equity investee

Movements on the Group’s investment in an equity investee during the year were as follows:

V-Click
Balance as of January 1, 2018, December 31, 2018 and January 1, 2019	-
Cost of investment	566
Share of loss	(408)
Balance as of December 31, 2019	158

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

7	Equity investment (Continued)

The Group recognized its share of the equity investee’s loss of US$408 for the year ended December 31, 2019. There was no indicator of impairment noted for this equity-method investment as of December 31, 2019.

(b)	Amount due from an equity investee

As of December 31, 2019, the amount was due from V-Click in relation to a cash advance of US$155 (2018: US$nil), which was unsecured, interest-free and repayable on demand.

8	Other long-term investments

The Group’s other long-term investments consist of securities without readily determinable fair value and over which the Group has neither significant influence nor control through investments in common stock or in-substance common stock purchased in 2018 and 2019. There was no fair value change related to the investments for the years ended December 31, 2018 and 2019. The investments are not considered material to the Group’s financial position.

As of December 31, 2018 and 2019, the Group made investments in equity investments without readily determinable fair value with an amount of US$503 and US$1,503, respectively.

As of December 31, 2019, the Group made a prepayment of US$1,000 (2018: US$nil) for a long-term equity investment. As of the date of these consolidated financial statements, the investment has not been completed.

9	Accounts receivable, net

	As of December 31,
	2018	2019

Accounts receivable, gross	67,134	147,440
Less: allowance for doubtful accounts	(1,507)	(3,469)
Accounts receivable, net	65,627	143,971

The following table presents the movement in the allowance for doubtful accounts:

	For the years ended December 31,
	2017	2018	2019

Balance at the beginning of year	1,693	1,478	1,507
Additions for the year	910	92	1,995
Recoveries	(40)	-	-
Accounts receivable written off	(1,134)	(15)	-
Exchange differences	49	(48)	(33)
Balance at the end of year	1,478	1,507	3,469

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

10	Other assets

The other assets consist of the following:

	As of December 31,
	2018	2019
Current
Deposits	984	4,859
Prepayments	1,262	2,793
VAT receivable	325	353
Others	671	978
	3,242	8,983
Non-current
Rental deposits	232	109

11	Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2018	2019
Cost:
Office equipment	4,327	4,541
Leasehold improvements	1,487	1,645
Furniture and fixtures	693	757
Total cost	6,507	6,943
Less: Accumulated depreciation	(6,046)	(6,266)
Exchange differences	(132)	(141)
Property and equipment, net	329	536

Depreciation expense recognized for the years ended December 31, 2017, 2018 and 2019 are summarized as follows:

	For the years ended December 31,

	2017	2018	2019
Cost of revenues	6	6	2
Research and development	108	124	49
Sales and marketing expenses	582	504	21
General and administrative expenses	667	425	262
Total	1,363	1,059	334

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

12	Intangible assets, net

Intangible assets consist of the following:

	As of December 31,
	2018	2019
Cost:
Computer software	22,382	22,615
Developed technologies	-	117
Customer relationship	-	1,103
Contract backlog	-	610
Less: Accumulated amortization	(15,136)	(19,910)
Exchange differences	1	(117)
Intangible assets, net	7,247	4,418

Amortization expense recognized for the years ended December 31, 2017, 2018 and 2019 are summarized as follows:

	For the years ended December 31,
	2017	2018	2019
Cost of revenues	4,147	4,147	4,771
Research and development	3	1	1
Sales and marketing expenses	17	3	-
General and administrative expenses	54	16	2
	4,221	4,167	4,774

The estimated aggregate amortization expense for each of the next five years as of December 31, 2019 is:

Amortization expense of intangible assets
2020	3,093
2021	664
2022	417
2023	244
2024	-
4,418

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

13	Goodwill

Movements on goodwill during the year were as follows:

	Marketing Solutions	Enterprise Solutions	Total
Balance as of January 1, 2018, December 31, 2018 and January 1, 2019	48,496	-	48,496
Goodwill arising from acquisitions during the year (Note 4)	1,125	16,089	17,214
Balance as of December 31, 2019	49,621	16,089	65,710

Goodwill is not deductible for tax purposes. The Group performs the annual impairment test on December 31 of each year using a two-step process as explained in Note 2(q).

For the years ended December 31, 2017 and 2018, the Group determined that there was one single operating segment and one single reporting unit for goodwill impairment purpose. In the first step of the goodwill impairment test, the Group estimated the fair value of its reporting unit using the market approach. Under the market approach, the Group utilized the market capitalization of its publicly-traded shares to determine the fair value of the Group, as a single reporting unit.

Following the acquisition of Changyi on January 1, 2019, management determined that the Group operates under two separate operating segments and two separate reporting units for goodwill impairment purpose with the goodwill arising from the acquisition of Changyi of US$5,531 attributed to Enterprise Solutions and the goodwill arising from other acquisitions of US$49,621 attributed to the Marketing Solutions. In the first step of the goodwill impairment test, the Group estimates the fair value of individual reporting unit using a combination of income approach and market approach.

According to the assessment of the first step, as of December 31, 2018 and 2019, the fair values of the reporting units exceeded the respective carrying amounts and goodwill was not considered impaired. Accordingly, the second step was not required. Based on the impairment tests performed, no impairment of goodwill was recorded for all years presented.

14	Lease Accounting

The Group adopted ASC 842 as of January 1, 2019. As part of the implementation, the Group recognized its lease liabilities, including the current and non-current portions, within its consolidated balance sheets as of the adoption date, which represents the present value of the Group’s obligation related to the estimated future lease payments. The Group also recognized ROU assets which represent the right to use the leased assets over the period of individual leases. The ROU assets were calculated as the lease liabilities less any asset or liability balances that existed at the time of adoption. The amortization expense of ROU assets amounted to US$1,548 for the year ended December 31, 2019.

The lease term is generally specified in lease agreements, however certain agreements provide for lease term extensions or early termination options. To determine the period for the estimated future lease payments, the Group evaluates whether it is reasonably certain that it will exercise the option at the commencement date and periodically thereafter. The lease terms of the Group’s operating leases generally range from 12 months to 39 months, and the weighted average remaining lease term is 18 months as of December 31, 2019.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

14	Lease Accounting (Continued)

To determine the estimated future lease payments, the Group reviews each of its lease agreements to identify the various payment components. The Group includes only the actual lease components in its determination of future lease payments for all the leases. Once the estimated future lease payments are determined, the Group uses a discount rate to calculate the present value of the future lease payments. As of December 31, 2019, a weighted average discount rate of 7.00% has been applied to the remaining lease payments to calculate the lease liabilities included within the consolidated balance sheets. This represents the incremental borrowing rate the Group would be subject to on borrowings from its available revolving debt agreements.

The following table presents the maturity of the Group’s operating lease liabilities as of December 31, 2019:

Remaining of
2020	1,200
2021	736
Total operating lease payments (undiscounted)	1,936
Less: Imputed interest	(116)
Total operating lease liabilities (discounted)	1,820

Lease expenses for these leases are recognized on a straight-line basis over the lease term. For short-term leases over which the Group has elected not to apply the recognition requirements of ASC 842, the Group has recognized the lease payments as expenses on a straight-line basis over the lease term. For the years ended December 31, 2017 and 2018, total rental expenses under all operating leases were US$1,862 and US$2,737, respectively. For the year ended December 31, 2019, total lease cost is comprised of the following:

Operating lease cost
Relating to the operating lease liabilities	1,721
Relating to short-term leases	887
2,608

Supplemental cash flow information related to operating leases for the year ended December 31, 2019 was as follows:

Cash payments for operating leases	2,449
Right-of-use assets obtained in exchange for operating lease liabilities	3,199

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

15	Deferred revenue

	As of December 31,
	2018	2019
Deferred revenue, current	27,191	27,089

Changes in deferred revenue balance for the years ended December 31, 2018 and 2019 were as follows:

	For the years ended December 31,
	2018	2019
Balance at beginning of year	33,037	27,191
Additions to deferred revenue	192,822	260,051
Recognition of deferred revenue as revenues	(197,698)	(259,574)
Exchange differences	(970)	(579)
Balance at end of year	27,191	27,089

16	Accrued liabilities and other liabilities

Accrued liabilities and other liabilities consist of the following:

	As of December 31,
	2018	2019
Current
Rebates payable to customers	2,209	2,260
VAT and other taxes payable	3,548	3,440
Security deposit received from customers	551	610
Accrued employee benefits	3,980	4,756
Accrued professional fees	3,359	3,662
Accrued marketing and hosting expense	1,342	2,486
Others	1,359	2,723
	16,348	19,937
Non-current
Deferred other income	673	449

17	Bank borrowings

	As of December 31,
	2018	2019
Half-year revolving loans denominated in RMB (Note (i), (ii), (iii),(x))	9,439	9,851
1-year revolving loan denominated in HK$ (Note (iv))		538
1-year revolving loan denominated in RMB (Note (vii),(xi))	-	6,796
1-year revolving loan denominated in US$ (Note (v), (vi),(viii),(ix))	-	19,666
	9,439	36,851

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

17	Bank borrowings (Continued)

Note:

(i)

On December 27, 2017, the Company, through its PRC subsidiaries, renewed a one-year revolving loan agreement with a bank amounting to RMB50 million (equivalent to US$7,603). The interest rate of this loan facility was the benchmark interest rate determined by the People’s Bank of China for loans over one year granted by financial institutions plus 1.65% per annum. This loan was subsequently renewed for one year in December 2018 amounting to RMB50 million (equivalent to US$7,261) at the interest rate determined by the People’s Bank of China for loans over half year granted by financial institutions plus 2.65% per annum. The loan was subsequently repaid in 2019.

(ii)

On September 21, 2018, the Company, through a PRC subsidiary, entered into a half-year revolving loan agreement with a bank amounting to a total of RMB15 million (equivalent to US$2,178). Corporate guarantee by the Company and accounts receivable of certain subsidiaries of the Company were provided as pledge to secure the obligations under this revolving loan. The interest rate of this loan facility was the benchmark interest rate determined by the People’s Bank of China for loans over half year granted by financial institutions plus 2.65% per annum. The loan was subsequently repaid in 2019.

(iii)

On January 7, 2019 and February 12, 2019, the Company, through a PRC subsidiary, entered into two facility agreements for working capital loans with a bank, which provides for a RMB32 million  (equivalent to US$5,000) and RMB64 million (equivalent to US$10,000) half-year revolving loan, respectively. Out of the US$5,000 loan facility, the PRC subsidiary had utilized RMB20.3 million (equivalent to US$2,845) as of December 31, 2019. The Company did not have amounts drawn down under the US$10,000 loan facility which remained outstanding as of December 31, 2019. Corporate guarantee by the Company and deposits of the Company are provided as pledge to secure the obligations under this revolving loan. The interest rate of this loan facility is fixed at 5.25% per annum.

(iv)

On March 18, 2019, the Company through its Hong Kong subsidiaries, entered into a one-year revolving loan agreement with a bank amounting to a total of HK$24 million (equivalent to US$3,057). Out of this loan facility, the Hong Kong subsidiaries had utilized HK$4.2 million (equivalent to US$538) as of December 31, 2019. Corporate guarantee by the Company and accounts receivable of certain subsidiaries of the Company are provided as pledge to secure the obligations under this revolving loan. The interest rate of this loan facility is at 4.25% per annum over 1-month Hong Kong Interbank Offered Rate (“HIBOR”).

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

17	Bank borrowings (Continued)

Note: (Continued)

(v)

On April 15, 2019, the Company, through its PRC subsidiary, entered into a facility agreement for working capital loans with a bank. The loan facility provides for a US$13,600 one-year revolving loan, which is supported by the US$15,000 standby documentary credit facilities stated in Note 17(ix). On September 24, 2019, this loan was subsequently amended which provides for a US$20,000 one-year revolving loan. Out of this loan facility, the PRC subsidiary had utilized US$2,840 as of December 31, 2019. Corporate guarantee by the Company and deposits and accounts receivable of certain subsidiaries of the Company are provided as pledge to secure the obligations under this revolving loan. The interest rate of this loan facility is either (i) 120% of the benchmark interest rate determined by the People’s Bank of China for a one-year loan granted by financial institutions if the loan is drawn down in RMB, or (ii) 1-month LIBOR plus 3.00% per annum if the loan is drawn down in US$. The total balance of US$2,840 as of December 31, 2019 was wholly drawn down in US$.

(vi)

On May 23, 2019, the Company, through its Hong Kong subsidiary, entered into a facility agreement for working capital loans with a bank, which provides for a US$10,000 one-year revolving loan. Out of this loan facility, the Hong Kong subsidiary had utilized US$6,984 as of December 31, 2019. Corporate guarantee of the Company and deposits of a subsidiary of the Company are provided as pledge to secure the obligations under this revolving loan. The interest rate of this loan facility is 1.00% per annum over deposit rate on the pledged deposit.

(vii)

On August 29, 2019, the Company, through its PRC subsidiaries, entered into a facility agreement for working capital loans with a bank, which provides for a RMB18.5 million (equivalent to US$2,592) one-year revolving loan. Out of this loan facility, the PRC subsidiary had utilized RMB18.5 million (equivalent to US$2,592) as of December 31, 2019. Corporate guarantee of the Company and deposits of a Hong Kong subsidiary of the Company are provided as pledge to secure the obligations under this revolving loan. The interest rate of this loan facility was the benchmark interest rate determined by the People’s Bank of China for loans over one year granted by financial institutions plus 1.00% per annum. This loan was subsequently renewed in September 2019 whereby the interest rate of this loan facility was amended to be fixed at 5.22% per annum.

(viii)

On August 29, 2019, the Company, through its Hong Kong subsidiaries, entered into a facility agreement for working capital loans with a bank, which provides for a US$1,600 one-year revolving loan. Out of this loan facility, the Hong Kong subsidiaries had utilized US$1,600 as of December 31, 2019. Corporate guarantee of the Company and deposits of a Hong Kong subsidiary of the Company are provided as pledge to secure the obligations under this revolving loan. The interest rate of this loan facility is the 1-month London Inter-bank Offered Rate (“LIBOR”) plus 1.00% per annum.

(ix)

On October 4, 2019, the Company through its Hong Kong subsidiaries, entered into a one-year facility agreement for working capital loans with a bank, which provides for (i) US$15,000 standby documentary credit facilities, (ii) US$10,000 combined limit for pre-shipment buyer loan and revolving loan, and (iii) US$1,000 overdraft facilities. Out of these loan facilities, the Hong Kong subsidiaries had utilized US$8,242 as of December 31, 2019. Corporate guarantee of the Company and bank deposits of certain subsidiaries of the Company are provided as pledge to secure the obligations under these loan facilities. For the pre-shipment buyer loan, the interest rate is at either (i) HIBOR plus 3.85% per annum if the loan is drawn down in HK$, or (ii) LIBOR plus 3.85% per annum if the loan is drawn down in US$. For the revolving loan, the interest rate is at either (i) HIBOR plus 4.25% per annum if the loan is drawn down in HK$, or (ii) LIBOR plus 4.25% per annum if the loan is drawn down in US$. For the overdraft facility, the interest rate is at the bank’s US$ best lending rate.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

17	Bank borrowings (Continued)

Note: (Continued)

(x)

On December 20, 2019, the Company, through its PRC subsidiaries, entered into a facility agreement for working capital loans with a bank, which provides for a RMB50 million (equivalent to US$7,006) half-year revolving loan. Out of this loan facility, the PRC subsidiary had utilized RMB50 million (equivalent to US$7,006) as of December 31, 2019. Corporate guarantee of the Company and accounts receivable of certain subsidiaries of the Company are provided as pledge to secure the obligations under this revolving loan. The interest rate of this loan facility is fixed at 7% per annum.

(xi)

On December 20, 2019, the Company, through its PRC subsidiaries, entered into a facility agreement for working capital loans with a bank, which provides for a RMB50 million (equivalent to US$7,006) one-year revolving loan. Out of this loan facility, the PRC subsidiary had utilized RMB30 million (equivalent to US$4,204) as of December 31, 2019. Corporate guarantee of the Company and deposits of certain subsidiaries of the Company are provided as pledge to secure the obligations under this revolving loan. The interest rate of this loan facility is fixed at 4.95% per annum.

(xii)

As of December 31, 2019, no financial covenants (minimum monthly adjusted quick ratio and minimum quarterly earnings before interest, tax, depreciation and amortization (“EBITDA”) as defined in the banking facilities agreements) as set out in these loan agreements have been breached.

The weighted average interest rate for bank loans outstanding as of December 31, 2018 and 2019 was 7.00% and 5.17% per annum, respectively. Other than those shown above, the Company did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2018 and 2019.

18	Convertible notes at fair value

(a)	Convertible notes issued in 2018

On September 12, 2018, the Company issued US$30,000 of zero-coupon convertible notes (“the 2018 Notes”) at par. The 2018 Notes mature on September 12, 2023 and are non-interest bearing, unless the 2018 Notes are redeemed or repaid upon the occurrence of events of default or relevant events as defined in the agreement whereby an interest of 5% per annum would be charged. The Company considers the likelihood of occurrence of events or relevant events as defined in the agreement to be remote.

Holder of the 2018 Notes has the option to convert the 2018 Notes at any time on or after October 22, 2018 up to the close of business of the maturity date (the “2018 Notes Conversion Period”). Any outstanding principal amount not converted within the 2018 Notes Conversion Period will mandatorily be converted on the maturity date. The 2018 Notes can be converted into the Company’s ADSs at an conversion price of 92% of the lowest of (i) the volume weighted average prices (“VWAP”) of the ADSs over the period from the issue date to the conversion date, (ii) the VWAP of the ADSs over the five trading day period preceding the conversion date, and (iii) a fixed price of US$8. Notwithstanding the foregoing, in no event will the Conversion Price be less than US$2.78. The Company will not issue any fractional ADSs upon conversion of the 2018 Notes and will instead pay cash in lieu of any fractional ADSs deliverable upon conversion.

If the VWAP of ADSs on the conversion date is lower than that on September 12, 2018, the Company may make an election to settle in whole by paying the holder of the 2018 Notes a cash alternative amount (which is equivalent to principal amount to be converted divided by 92%).

Notwithstanding anything to the contrary in the 2018 Notes, no ordinary shares (including ordinary shares represented by ADSs) will be delivered to the 2018 Notes holder if such delivery would result in the aggregate number of ordinary shares (including ordinary shares represented by ADSs) to be delivered taken together with the aggregate number of ordinary shares delivered by the Company since the issue date to exceed 19.9% of the Company's outstanding common stock as of the issue date (the “Share Cap”). In such event, the Company's obligation will be satisfied by delivering the maximum number of ADSs such that the delivery does not exceed the Share Cap and any portion of the principal amount that is not so converted will be settled by the Company by paying the cash settlement amount (“Cash Settlement Amount”) to such converting holder. The Cash Settlement Amount is the remaining amount divided by 92%.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

18	Convertible notes at fair value (Continued)

(a)	Convertible notes issued in 2018 (Continued)

Concurrently with the issuance of the 2018 Notes, the Company offered a put option to the holder of the 2018 Notes, whereby the holder has the right to require the Company to repurchase all of the outstanding 2018 Notes for cash at a price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to the repurchase date in case of the occurrence of any of the relevant events as defined in the agreement prior to the maturity date. The Company considers the likelihood of occurrence of such relevant events to be remote. The Company also concluded that the feature of contingent put options being considered clearly and closely related to its debt host does not need to be considered as an embedded derivative to be bifurcated.

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

Issuance costs related to the 2018 Notes for which the fair value option is elected amounting to US$2,190 have been recognized in earnings as incurred during the year ended December 31, 2018 and not deferred in accordance with ASC 825-10-25-3.

On February 1, 2019 and March 1, 2019, the holder of the 2018 Notes partially converted the 2018 Notes with a principal amount of US$1,000 and US$2,000 into 283,888 ADSs and 536,594 ADSs at a conversion price of US$3.52 per ADS and US$3.73 per ADS, respectively. The fair values of these partially converted 2018 Notes as of February 1, 2019 and March 1, 2019 was US$1,631 and US$2,801, respectively. On August 22, 2019, there was a further conversion of the 2018 Notes of US$3,000 in principal amount. Instead of issuing new ADSs, the Company elected the cash alternative election pursuant to the agreement of the 2018 Notes to satisfy the exercise of the holder's conversion right by making a cash alternative payment of US$3,261 to the 2018 Notes holder.

In October 2019, the Company entered into a purchase agreement (the "Purchase Agreement") with the 2018 Notes holder, which entitled the Company an option exercisable by the Company to partially redeem US$20 million in aggregate principal amount of the 2018 Notes at a cash consideration of US$23.2 million in three stages in November 2019. In November 2019, there was an amendment to the Purchase Agreement (“Amended Purchase Agreement”) made with a revised payment schedule for the partial redemption to be done in 4 stages from November 2019 to March 2020 (the "Revised Payment Schedule). The Company has exercised the option and redeemed the 2018 Notes with a principal amount of US$3,450 and US$3,450 on November 14, 2019 and December 12, 2019, respectively, at a total of US$8,004 in accordance with the Revised Payment Schedule. Subsequent to December 31, 2019, the Company has exercised the option to further redeem the 2018 Notes with a principal amount of US$6,900 and US$6,200 on February 3, 2020 and March 31, 2020, respectively, at a total of US$15,196 in accordance with the Revised Payment Schedule.

The fair value of the 2018 Notes was determined using a Monte Carlo simulation with the key assumptions summarized in the below table. The volatility was based on the implied historical volatility of certain comparable companies. The risk-free interest rate is equal to the yield, as of the measurement date, of the zero-coupon U.S. Treasury bill that commensurates with the remaining period until the maturity of the 2018 Notes.

Measurement date	Volatility	Risk-free rate
	%	%
December 31, 2018	44.32	2.52
February 1, 2019	44.59	2.55
March 1, 2019	44.99	2.62
August 22, 2019	43,86	1.47
November 14, 2019	44.34	1.61
December 12, 2019	43.86	1.71
December 31, 2019	44.17	1.67

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

18	Convertible notes at fair value (Continued)

(b)	Convertible notes issued in 2019

On November 11, 2019 and December 16, 2019, the Company issued 5% coupon convertible notes of US$ 20,000 (the "November 2019 Notes") and US$10,000 (the "December 2019 Notes") (collectively, the "2019 Notes"), respectively, at par. The November 2019 Notes and the December 2019 Notes mature on November 11, 2022 and December 16, 2022, respectively.

The following options are embedded to the 2019 Notes:

(i)Buyer call conversion option

Holders of the 2019 Notes have an option to convert the 2019 Notes at any time on or after November 11, 2020 (for the  November 2019 Notes) or December 16, 2020 (for the December 2019 Notes) up to the close of business of the respective maturity date (the “Buyer Call Conversion Options”). The 2019 Notes can be converted into the Company’s ADSs at an conversion price of the lower of (i) the VWAP of the ADSs over the 14 trading day period preceding the conversion date ("14-Day VWAP") plus a 10% premium, or (ii) a fixed price of US$4.3, which is subject to adjustment if the Company’s adjusted EBITDA for the year ending December 31, 2020 is less than US$10,000 (the “Conversion Price”). Notwithstanding the foregoing, in no event will the Conversion Price be less than US$3.2. The Company will not issue any fractional ADSs upon conversion and will instead pay cash in lieu of any fractional ADSs deliverable upon conversion.

(ii)Seller call conversion option

If the 14-Day VWAP is US$5.00 or higher at any time on or after November 11, 2020 (for the November 2019 Notes) or December 16, 2020 (for the December 2019 Notes) up to the close of business on the fifth business day immediately preceding the respective maturity dates, the Company may require the holders of 2019 Notes to convert the entire outstanding principal amount (the “Seller Call Conversion Option”) at the Conversion Price.

(iii)Seller call redemption option

At any time on or after the respective issue date up to the close of business on the 60th day immediately preceding the maturity date, the Company may at its option redeem all or a portion of the outstanding principal amount (“Seller Call Redemption Option”).

(iv)Seller put redemption option

The holders of the 2019 Notes have an option to require the Company to redeem all of the outstanding principal amount of the 2019 Notes for cash at a price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to the repurchase date in case of the occurrence of any of the relevant events as defined in the agreements of the 2019 Notes prior to the respective maturity dates (the “Seller Put Redemption Options”).

The Company concluded that the features of the Seller Call Redemption Option and Seller Put Redemption Option being considered clearly and closely related to its debt host do not need to be considered as embedded derivatives to be bifurcated.

The 2019 Notes, Buyer Call Conversion Option and Seller Call Conversion Option are all financial liabilities and the Company has elected the fair value option under ASC 825-10 to measure the entire instrument at fair value with realized or unrealized gains and losses recorded in the consolidated statements of comprehensive loss. Also, ASC 825-10-25-11 requires financial instrument that is legally a single contract not to be separated into parts for purposes of applying the fair value option.

Issuance costs related to the 2019 Notes for which the fair value option is elected amounting to US$4,556 in aggregate have been recognized in earnings as incurred and not deferred in accordance with ASC 825-10-25-3.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

18	Convertible notes at fair value (Continued)

(b)	Convertible notes issued in 2019 (Continued)

The fair values of the 2019 Notes as of December 31, 2019 were determined using a binomial model with the key assumptions summarized in the below table. The volatility was based on the implied historical volatility of certain comparable companies. The risk-free interest rate is equal to the yield, as of the respective measurement dates, of a 5% coupon U.S. Treasury bill that is commensurate with the remaining period until the maturity of the 2019 Notes. The bond yield was based on the yield of corporate bonds with comparable ratings.

	Volatility	Risk-free rate	Bond yield
	%	%	%
November 2019 Notes	42.53	1.61	10.09
December 2019 Notes	42.63	1.61	10.09

Subsequent to December 31, 2019, the holders of both the November 2019 Notes and December 2019 Notes have elected to convert the entire outstanding principal amount of the 2019 Notes into Class A ordinary shares, par value US$0.001 per share, of the Company at a price of US$7.8 per share, which is at an approximately 7% premium to the 14-day VWAP of the Company’s ADSs as of February 14, 2020.

19	Redeemable convertible preferred shares

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

19	Redeemable convertible preferred shares (Continued)

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

The Company was also obligated to issue additional Series D preferred shares to Investor D at no consideration, the total number of which is based on a formula stipulated in the agreement, if the gross billing of the Group as defined in the Series D Agreement for the year ended December 31, 2018 is less than US$85,000. Considering the gross billing of the Group as defined in the Series D Agreement for the year ended December 31, 2018 was more than US$85,000, no additional Series D preferred shares were issued.

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

19	Redeemable convertible preferred shares (Continued)

Series E preferred shares (Continued)

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

19	Redeemable convertible preferred shares (Continued)

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

19	Redeemable convertible preferred shares (Continued)

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

19	Redeemable convertible preferred shares (Continued)

Redemption right (Continued)

The holders of Series E preferred shares can redeem the preferred shares at any time after the earlier of: (i) the occurrence of any liquidating transaction as defined in the subscription agreements; (i) the failure of the Group to achieve the following targets: (1) the audited consolidated revenues from the principal business (excluding any non-operating and non-recurring revenue) of the Group as of and for the twelve months ending on December 31, 2018 being no less than US$200,000; and (2) the audited consolidated revenues from the principal business (excluding any non-operating and non-recurring revenue) of the Group as of and for the twelve months ending on December 31, 2019 being no less than US$300,000; (iii) the termination of the employment with the relevant Group Company by Mr. Hsieh, Wing Hong Sammy, Tang Jian or Lee, Yanshu before the consummation of a Qualified IPO as defined in the Company’s Memorandum and Articles of Association (i.e. the first firm commitment underwritten registered public offering by the Company of its ordinary shares for its own account that results in such securities being listed or registered on NASDAQ, New York Stock Exchange, Hong Kong Stock Exchange, the Shenzhen Stock Exchange, Shanghai Stock Exchange or such other international recognized stock exchange approved in writing by certain of its preferred shareholders with an implied market capitalization of the Company immediately prior to such offering of not less than US$600 million; and which results in aggregate net proceeds to the Company of not less than US$150 million); (iv) the failure of the Company to consummate a Qualified IPO prior to or on June 30, 2018 (iv) the occurrence of material breach of any warranty and covenants specified in the Series E Agreement; or (v) any holder of the Series A, Series B, Series C or Series D preferred shares electing for redemption.

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

19	Redeemable convertible preferred shares (Continued)

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

In December 2017, preferred shares had been automatically converted into Class A ordinary shares after the closing of IPO. Accretion to convertible redeemable preferred shares redemption value of US$3,650 and fair value losses on derivative liabilities of US$10,190 were recorded in the year ended December 31, 2017.

20	Redeemable ordinary shares

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

In December 2017, redeemable ordinary shares had been automatically converted into 742,320 Class A ordinary shares after the closing of IPO. Accretion to redeemable ordinary shares redemption value of US$3,650 was recorded in the year ended December 31, 2017.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

21	Ordinary shares

The Company’s Memorandum and Articles of Association authorizes the Company to issue 100,000,000 shares of US$0.001 par value per ordinary share as of December 31, 2018 and 2019, respectively. Each ordinary share is entitled to one vote in shareholders meeting of the Company. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, which is subject to the approval by the holders of the number of ordinary shares and Series A, B, C, D and E preferred shares representing a majority of the aggregate voting power of all outstanding shares. As of December 31, 2018 and 2019, there were 27,986,700 and 28,690,635 ordinary shares outstanding, respectively.

At the time the Company adopted the 2010 Employee Share Option Plan (the “2010 Share Option Plan”) and 2018 Post IPO Share Incentive Plan, the Company, together with the then shareholders, also decided to allot ordinary shares with par value of US$0.001 to Arda Holdings Limited (“Arda”), a British Virgin Islands company owned by the Group’s chairman at no consideration. Arda will only hold these ordinary shares on trust for the benefit of the employees who are under the 2010 Share Option Plan and 2018 Post IPO Share Incentive Plan and the dealing of these ordinary shares is under the direction of the board of directors of the Company. The Company considered Arda to be a variable interest entity as this entity has no equity at risk. The Company further considered that it is the primary beneficiary because the purchase of Arda is to hold treasury shares on behalf of the Company and the dealings of those transactions are under the direction of the Company’s board of directors. Given the structure of this arrangement, while these ordinary shares have been legally issued, they do not bear the attributes of unrestricted, issued and outstanding shares. Therefore, the ordinary shares issued to Arda are accounted for as treasury shares of the Company until these ordinary shares are earned by the Company’s employees, officers, directors or consultants for service provided to the Group. The Company allotted 627,811 shares during the year the 2010 Share Option Plan was adopted. No additional shares have been allotted during the years ended December 31, 2017, 2018 and 2019 to Arda. Arda does not hold any other assets or liabilities as of December 31, 2018 and 2019, nor earn any income nor incur any expenses for the years ended December 31, 2017, 2018 and 2019.

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

As of December 31, 2018 and 2019, the Company is authorized to issue 100,000,000 shares of US$0.001 par value per ordinary share, out of which 80,000,000 shares are Class A ordinary shares and 20,000,000 shares are Class B ordinary shares.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

22	Repurchase of shares

In November 2018, the board of directors of the Company authorized a share repurchase program (the “2018 Share Repurchase Program”) whereby the Company may repurchase up to US$10,000 of the common shares or ADSs of the Company from November 28, 2018 to November 27, 2019. The share repurchases may be made on the open market at prevailing market prices, in negotiated transactions off the market, and/or in other legally permissible means from time to time as market conditions warrant in compliance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, at times and in such amounts as the Company deems appropriate. The Company has publicly announced the 2018 Share Repurchase Program on November 28, 2018.

The following table is a summary of the shares repurchased by the Company during 2018 and 2019 under the 2018 Share Repurchase Program. All shares were purchased through publicly purchasing from the open market pursuant to the 2018 Share Repurchase Program.

Period	Total number of ADSs purchased as part of the publicly announced plan	Average price paid per ADS
December 2018	10,000	3.7175
For the year ended December 31, 2018	10,000
March 2019	13,240	3.721
May 2019	5,300	3.844
June 2019	9,471	3.818
July 2019	356,882	3.809
August 2019	273,099	3.354
September 2019	66,018	3.028
October 2019	244,376	3.067
November 2019	333,526	3.230
For the year ended December 31, 2019	1,301,912

During the years ended December 31, 2017, 2018 and 2019, nil, 10,000 and 1,301,912 ADSs were repurchased at an aggregate consideration of US$nil, US$37 and US$4,414 under the Repurchase Program. The remaining unused amount of US$5,549 was no longer be available for repurchase after November 27, 2019.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

23	Share-based compensation
(a)	Share option plan

The Company’s 2010 Share Option Plan provides for the grant of incentive share options to the Company’s employees, officers, directors or consultants. The Company’s board of directors administers the 2010 Share Option Plan, selects the individuals to whom options will be granted, determines the number of options to be granted, and the term and exercise price of each option.

During the year ended December 31, 2017, the Company granted share options to non-employees, employees, officers and directors of the Group. These options were granted with exercise prices denominated in the US$, which is the functional currency of the Company. There were no share options granted during the years ended December 31, 2018 and 2019. The table below sets forth information regarding share options granted during the  year ended December 31, 2017:

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

23	Share-based compensation (Continued)
(a)	Share option plan (Continued)

The following table summarizes the share option activities for the years ended December 31, 2017, 2018 and 2019:

	Number of share options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual life	Aggregate intrinsic value
		US$	US$	years	US$’000
At January 1, 2017	1,492,185	5.23		7.80	18,631
Granted	302,200	8.37	11.67
Exercised	(25,898)	2.37
Forfeited	(225,911)	7.34
At December 31, 2017	1,542,576	5.62		7.24	19,387

Vested and expected to vest at December 31, 2017	1,199,712	4.75	10.71	6.55	16,081
Exercisable to vest at December 31, 2017	1,118,812	4.72	11.35	6.87	15,035

At January 1, 2018	1,542,576	5.62		7.24	19,387
Exercised	(503,712)	1.28
Forfeited	(130,455)	9.19
At December 31, 2018	908,409	7.52		6.27	2,724

Vested and expected to vest at December 31, 2018	862,372	4.69	11.39	5.58	2,793
Exercisable to vest at December 31, 2018	823,341	4.52	12.02	5.88	2,634

At January 1, 2019	908,409	7.52		6.27	2,724
Exercised	(135,281)	1.25
Forfeited	(105,261)	11.46
At December 31, 2019	667,867	8.16		5.27	1,807
Vested and expected to vest at December 31, 2019	660,247	4.72	12.08	5.14	780
Exercisable to vest at December 31, 2019	657,142	4.54	12.78	5.64	800

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates. Based upon the Company’s historical and expected forfeitures for share options granted, the directors of the Company estimated that its future forfeiture rate would be 11% and 9% for employees and 17% and 58% for senior management in 2018 and 2019, respectively.

The aggregate intrinsic value in the table above represents the difference between the estimated fair values of the Company’s ordinary shares as of December 31, 2018 and 2019 and the exercise price.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

23	Share-based compensation (Continued)

(a)	Share option plan (Continued)

All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized based on the vesting schedule over the requisite service period. Total fair values of options vested and recognized as expenses for the years ended December 31, 2017, 2018 and 2019 were US$3,681, US$5,349 and US$784, respectively.

As of December 31, 2018 and 2019, there were 150,000 share options granted to certain employees which the vesting was subject to the earlier occurrence of any of the following events, either: the Company being approved to be listed on a stock exchange with an expected market capitalization of no less than US$500,000; or (ii) a merger or acquisition of the Company or any of its subsidiaries at a valuation of US$500,000 or above in which the shareholders of the Company shall no longer hold a majority of the outstanding shares of the surviving corporation. None of the options were vested as of December 31, 2018 and 2019.

As of December 31, 2018 and 2019, there were US$921 and US$96 of unrecognized share-based compensation expenses related to share options, which were expected to be recognized over a weighted-average vesting period of 1.14 and 0.86 years, respectively. To the extent the actual forfeiture rate is different from the Company’s estimate, the actual share-based compensation related to these awards may be different from the expectation.

The binomial option pricing model is used to determine the fair value of the share options granted to employees and non-employees. There were no grant or modification of share options during the year ended December 31, 2019. The fair values of share options granted/modified during the years ended December 31, 2017 and 2018 were estimated using the following assumptions:

Date	Risk-free interest rate (Note i)	Dividend yield (Note ii)	Volatility rate (Note iii)	Expected term (in years) (Note iv)
Granted during the year ended December 31, 2017:
January 1, 2017	2.67%	0%	50.75%	NA
April 1, 2017	2.59%	0%	50.79%	NA
July 1, 2017	2.35%	0%	47.59%	NA

Modified during the year ended December 31, 2018:
September 1, 2018 (Note v)	2.83%	0%	42.72%	NA
September 1, 2018 (Note vi)	2.92%	0%	44.65%	NA

Notes:

(i)	The risk-free interest rate of periods within the contractual life of the share option is based on the yield of US Treasury Strips sourced from Bloomberg as of the valuation dates.
(ii)	The Company has no history or expectation of paying dividends on its ordinary shares.
(iii)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as of the valuation dates.
(iv)

The time to expire is assumed to be the option’s contractual term while early exercise multiples, being 2.2x and 2.8x for general staff and management staff, respectively, and post-vesting employment termination behavior have been factored into the model to derive the fair values of the share options.

(v)	It refers to the modification of options previously granted on January 1, 2015.
(vi)	It refers to the modification of options previously granted on January 1, 2017.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

23	Share-based compensation (Continued)
(b)	Post-IPO share incentive plan

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

During the years ended December 31, 2018 and 2019, the Company granted RSUs to non-employees, employees, officers and directors of the Group. There were no RSUs granted during the year ended December 31, 2017. The table below sets forth information regarding RSUs granted during the years ended December 31, 2018 and 2019:

Grant Date	Number of RSUs	Vesting period (year)
September 1, 2018 (Note i)	514,991	0.01
September 17, 2018 (Note i)	53,686	0.03
September 17, 2018 (Note vi)	23,452	0.29
October 25, 2018 (Note i)	100,000	0.02
October 25, 2018 (Note vi)	5,000	0.18
October 29, 2018 (Note vi)	431,760	0.01
October 25, 2018 (Note vi)	138,855	0.00
October 25, 2018 (Note iii)	105,000	3.19
October 25, 2018 (Note iii)	37,500	2.19
October 25, 2018 (Note v)	75,000	-
July 1, 2018 (Note iv)	22,000	3.50
July 1, 2018 (Note iv)	118,020	4.00
October 1, 2018 (Note iv)	1,800	4.00
July 1, 2018 (Note vii)	260,810	0.49
July 1, 2018 (Note vii)	12,500	0.54
December 14, 2018 (Note iii)	50,000	2.00
January 1, 2019 (Note iv)	15,000	3.58
January 1, 2019 (Note iv)	55,050	3.58
January 3, 2019 (Note iv)	6,000	3.99
January 3, 2019 (Note iv)	4,000	3.99
April 1, 2019 (Note iv)	22,540	4.00
April 1, 2019 (Note iv)	27,260	4.00
April 1, 2019 (Note iv)	34,540	4.00
April 1, 2019 (Note iv)	33,290	4.00
July 1, 2019 (Note iv)	1,800	4.00
July 1, 2019 (Note iii)	45,000	3.00
July 1, 2019 (Note iii)	6,000	3.00
October 1, 2019 (Note iv)	4,000	4.00
December 1, 2019 (Note iii)	10,000	2.00
December 1, 2019 (Note viii)	15,000	1.00

Notes:

(i)	These RSUs were granted to non-employees for their past services and immediately vested on grant date.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

23	Share-based compensation (Continued)
(b)	Post-IPO share incentive plan (Continued)

Notes: (Continued)

(ii)	These RSUs were granted to employees for their past services and immediately vested on the grant date.
(iii)	These RSUs were scheduled to be vested over two to three years on a monthly basis.
(iv)

These RSUs were scheduled to be vested over four years. One-fourth of the awards shall be vested upon the end of the first semi-anniversary dates of the grants or the first anniversary dates of the grants, and the remaining of the awards shall be vested on straight-line basis at the end of the remaining anniversary years.

(v)

On October 25, 2018, the Company authorized and communicated the issuance of RSUs to an officer of the Company which are subject to certain market conditions based on achievement of average closing stock prices. The Company determines the grant-date fair value of these RSUs using the Monte Carlo simulation model utilizes multiple input variables to determine the stock-based compensation expense. The fair value of each of these RSUs was US$5, as determined using a Monte Carlo simulation with the following assumptions: a historical volatility of 37.02%, 0% dividend yield and a risk-free interest rate of 2.90%. The historical volatility was based on the average volatility of the comparable companies for the most recent 2-year period. The stock price projection for the Company assumes a 0% dividend yield. This is mathematically equivalent to reinvesting dividends in the issuing entity over the performance period. The risk-free interest rate is equal to the yield, as of the measurement date, of the zero-coupon U.S. Treasury bill that is commensurate with the remaining performance measurement period. None of these RSUs were forfeited or expired during the years ended December 31, 2018 and 2019.

(vi)	These RSUs were granted to non-employees and vested within one year.
(vii)	These RSUs were granted to employees and vested within one year.
(viii)

On December 1, 2019, the Company authorized and communicated the issuance of RSUs to an external consultant which are subject to certain market conditions based on achievement of 20-day VWAP of the ADSs. The Company determines the grant-date fair value of these RSUs using the Monte Carlo simulation model utilizes multiple input variables to determine the stock-based compensation expense. The fair value of each of these RSUs was US$1.3, as determined using a Monte Carlo simulation with the following assumptions: a historical volatility of 50.17%, 0% dividend yield and a risk-free interest rate of 1.72%. The historical volatility was based on the average volatility of the comparable companies for the most recent 1-year period. The stock price projection for the Company assumes a 0% dividend yield. This is mathematically equivalent to reinvesting dividends in the issuing entity over the performance period. The risk-free interest rate is equal to the yield, as of the measurement date, of the zero-coupon U.S. Treasury bill that is commensurate with the remaining performance measurement period. None of these RSUs were forfeited or expired during the year ended December 31, 2019.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

23	Share-based compensation (Continued)

(b)	Post-IPO share incentive plan (Continued)

The following table summarizes the activity of the service-based RSUs for the years ended December 31, 2018 and 2019:

	Number of RSUs	Weighted average grant date fair value
At January 1, 2018	-	-
Granted	1,950,374	8.72
Vested	(1,569,792)	9.94
Forfeited	(4,310)	12.70
At December 31, 2018	376,272	8.02
Vested and expected to vest at December 31, 2018	376,272	8.02

At January 1, 2019	376,272	8.02
Granted	279,480	3.79
Vested	(167,833)	10.25
Forfeited	(24,373)	7.56
At December 31, 2019	463,546	5.52
Vested and expected to vest at December 31, 2019	377,507	7.57

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates. Based upon the Company’s expected forfeitures for RSUs granted, the directors of the Company estimated that its future forfeiture rate would be 1% for employees and 0% for non-employees in 2018 and 2019, respectively.

All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized based on the vesting schedule over the requisite service period. Total fair values and intrinsic value of RSUs vested and recognized as expenses as of December 31, 2018 and 2019 were US$14,330 and US$1,331 respectively.

(c)	Issuance of shares to certain employees with performance conditions

On December 28, 2016, the Company authorized and communicated the issuance of restricted ordinary shares of 1,068,114 and 801,086 of the Company to certain employees upon fulfillment of certain performance conditions (mainly financial performance related) for the fiscal years of 2017 and 2018, respectively and these employees have to be remained employed by the Company. Considering the performance conditions were not achieved during the years ended December 31, 2017 and 2018, no share-based compensation expense was recorded. Total fair value of these shares were US$32,869. Significant factors, assumptions and methodologies used in determining the business valuation include applying the discounted cash flow approach, and such approach involves certain significant estimates. They are terminal growth rate of 3.0%, weighted average cost of capital of 18.3% and growth rate on average spending per customer ranging from 3.0% to 19.0%. All these restricted ordinary shares were forfeited and expired as of December 31, 2019.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

23	Share-based compensation (Continued)
(d)	Issuance of warrants to an external consultant

Pursuant to the agreement executed between the Company and an external consultant ("Warrant Agreement"), the Company shall issue warrants to purchase up to 4,651,162 ADSs ("Warrants") to the external consultant in exchange for its financial advisory services which the Warrants shall be vested upon the completion of raising a minimum of US$20,000 by the Company through issuing convertible notes or any equivalent financial instruments. On December 9, 2019, the Company, based on the Warrant Agreement, issued the Warrants to the external consultant as the Company was able to successfully issue the November 2019 Notes. The exercise period of the Warrants commences on December 16, 2020 at an exercise price of US$4.30 per ADS and will expire on December 16, 2022. In accordance with ASC 718, the measurement date for the vested warrants was December 9, 2019. The warrants issued to the consultant are classified as equity awards and measured based on the measurement date fair value of US$0.709 per warrant. During the year ended December 31, 2019, no warrants were exercised.

Since all of the warrants granted were fully vested, compensation expense of US$3,298 was immediately recognized with a corresponding credit to additional paid-in capital during the year ended December 31, 2019.

The fair value of the warrants granted on December 9, 2019 was estimated by using the binomial option pricing model with the following assumptions:

Input	%
Volatility	42.1
Risk-free interest rate	1.6
Expected dividend yield	0.0
Expected warrant life (years)	3.0
Expected forfeiture rate	0.0

(e)	Total share-based compensation costs

Total share-based compensation costs recognized for the years ended December 31, 2017, 2018 and 2019 are as follows:

	For the years ended December 31,
	2017	2018	2019
Cost of revenues	49	347	35
Research and development	937	6,587	661
Sales and marketing	2,179	4,811	655
General and administrative	1,907	7,934	4,062
Total	5,072	19,679	5,413

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

24	Other gains, net

	For the years ended December 31,
	2017	2018	2019

Net exchange gain/(loss)	1,257	(857)	(410)
Forfeiture of advances from customers (Note (i))	432	1,088	1,369
Gain on bargain purchase	-	285	-
Government subsidy income	-	-	1,394
ADR reimbursement from depositary bank	-	-	224
Fair value gains on short-term investments	-	25	107
Others	152	146	308
Total	1,841	687	2,992

Note:

(i)	The forfeited advances from customers are recognized as other gains when the contractual obligation of the Company to provide the agreed services no longer existed legally due to passage of time.
25	Income tax
(a)	Cayman Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(b)	Hong Kong profits tax

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for the years ended December 31, 2017, 2018 and 2019.

(c)	PRC Enterprise Income Tax (“EIT”)

The Company’s subsidiaries, VIE and VIE’s subsidiaries in the PRC are governed by the Enterprise Income Tax Law (“EIT Law”). Pursuant to the EIT Law and its implementation rules, enterprises in the PRC are generally subjected to tax at a statutory rate of 25%.

High and new technology enterprises (“HNTE”) will enjoy a preferential enterprise income tax rate of 15% under the EIT Law. OptAim WFOE and Changyi, the Company’s subsidiaries in the PRC, which are qualified as a HNTE under the EIT Law, are eligible for a preferential enterprise income tax rate of 15% for the period from 2018 to 2020 and 2017 to 2019, respectively, so long as these subsidiaries obtain approval from relevant tax authority if they are profitable during the period.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

25	Income tax (Continued)

(c)	PRC Enterprise Income Tax (“EIT”) (Continued)

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

Although there are undistributed earnings of the Company’s subsidiaries in the PRC that are available for distribution to the Company, the undistributed earnings of the Company’s subsidiaries located in the PRC are considered to be indefinitely reinvested, because the Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2018 and 2019. The undistributed earnings from the Company’s subsidiaries in the PRC as of December 31, 2018 and 2019 amounted US$1,610 and US$1,481 would be due if these earnings were remitted as dividends as of December 31, 2018 and 2019. An estimated foreign withholding taxes of US$81 and US$74 would be due if these earnings were remitted as dividends as of December 31, 2018 and 2019, respectively.

(d)	Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive loss are as follows:

	For the years ended December 31,
	2017	2018	2019
Current income tax expense	1,262	1,561	1,130
Deferred tax benefits	(714)	(906)	(1,083)
Income tax expense	548	655	47

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

25	Income tax (Continued)

(e)	Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset and deferred tax liability balances as of December 31, 2018 and 2019 are as follows:

	As of December 31,
	2018	2019
Deferred tax assets
Tax losses carried forward	6,385	5,923
Share-based payments	884	831
Temporary difference on deferred income	269	202
Less: Valuation allowance (Note (i))	(6,385)	(5,923)
	1,153	1,033
Deferred tax liabilities
Acquired intangible assets	(1,760)	(894)
Outside basis difference (Note (ii))	(1,004)	(942)
Others	(30)	(29)
	(2,794)	(1,865)

Note:

(i)

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

Movement of valuation allowance is as follows:

	For the years ended December 31,
	2017	2018	2019
Beginning balance	6,838	7,573	6,385
Additions	735	199	801
Reversals (Note)	–	(1,387)	(1,263)
Ending balance	7,573	6,385	5,923

Note:

The reversals comprise tax loss carryforwards which have been utilized to offset taxable income during the years ended December 31, 2018 and 2019, respectively, and tax loss carryforwards which have been expired in 2018.

(ii)	The deferred tax liabilities are recorded for the undistributed earnings in the Group’s VIE in the PRC and its subsidiaries of US$4,012 and US$3,770 as of December 31, 2018 and 2019, respectively

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

25	Income tax (Continued)

(e)	Deferred tax assets and liabilities (Continued)

Tax loss carryforwards

As of December 31, 2019, the Group had tax loss carryforwards of approximately US$25,432, which can be carried forward to offset future taxable income. The net operating tax loss carryforwards will begin to expire as follows:

As of December 31,
2019
2020	2,833
2021	7,580
2022	7,845
2023	384
2024	4,129
Tax loss with no expiry	2,661
25,432

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2014 to 2019 remain subject to examination by the tax authorities. There were no ongoing examinations by tax authorities as of December 31, 2018 and 2019.

(f)	Income tax reconciliation

Reconciliation between the expense of income taxes computed by applying the statutory tax rates to loss before income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2017	2018	2019
Tax benefit calculated at statutory tax rates (Note i)	(3,972)	(7,989)	(2,599)
Effect of differences between statutory tax rates and foreign effective tax rates	(1,172)	2,804	1,999
Non-taxable other income	(275)	(274)	(235)
Non-deductible expenses (Note ii)	4,861	6,784	1,338
Valuation allowance	735	(1,188)	(462)
Outside basis difference (Note iii)	486	518	(62)
Others	(115)	-	68
Income tax expense	548	655	47

Note:

(i)

The Group’s major operation during the year ended December 31, 2017 was conducted out of Hong Kong. Accordingly, the Group prepared its tax rate reconciliation starting with the Hong Kong statutory tax rate for the year ended December 31, 2017. The Group’s major operation during the years ended December 31, 2018 and 2019 was conducted out of the PRC. Accordingly, the Group prepared its tax rate reconciliation starting with the PRC statutory tax rate during the years ended December 31, 2018 and 2019.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

25	Income tax (Continued)

(f)	Income tax reconciliation (Continued)

Reconciliation between the expense of income taxes computed by applying the statutory tax rates to loss before income taxes and the actual provision for income taxes is as follows: (Continued)

Note: (Continued)

(ii)	Non-deductible expenses were mainly related to share-based compensation expenses, fair value losses on derivative liabilities and fair value losses on convertible notes.
(iii)	Outside basis difference is related to undistributed earnings in the Group’s VIE in the PRC and its subsidiaries (Note 25(e)(ii)).
26	Basic and diluted net loss per share

Basic and diluted net loss per share for the years ended December 31, 2017, 2018 and 2019 are calculated as follows:

	For the years ended December 31,
	2017	2018	2019
Numerator:
Net loss attributable to ordinary shareholders of the Company	(24,619)	(32,409)	(9,603)
Accretion of convertible redeemable preferred shares redemption value	(1,662)	-	-
Accretion to redeemable ordinary shares redemption value	(3,650)	-	-
Numerator for basic and diluted net loss per share	(29,931)	(32,409)	(9,603)
Denominator:
Denominator for basic and diluted net loss per share
- weighted average shares outstanding	13,931,503	26,452,409	28,583,548
Basic net loss per share	(2.15)	(1.23)	(0.34)
Diluted net loss per share	(2.15)	(1.23)	(0.34)

The Company’s preferred shares are participating securities and as such would be included in the calculation of basic earnings per share under the two-class method. According to the contractual terms of the preferred shares, the preferred shares do not have a contractual obligation to share in the losses of the Company. Therefore no loss was allocated to the preferred shares in the computation of basic loss per share for the years ended December 31, 2017, 2018 and 2019.

The share options, RSUs, warrants and convertible notes were excluded from the computation of diluted net loss per ordinary share for the years presented because including them would have had an anti-dilutive effect.

The following ordinary share equivalents were excluded from the computation of diluted net loss per ordinary share for the years presented because including them would have had an anti-dilutive effect:

	As of December 31,
	2017	2018	2019
Share options, RSUs and warrants – weighted average (thousands)	1,071	505	505
Convertible notes – weighted average (thousands)	-	929	6,909

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

27	Related party transactions

Save as disclosed elsewhere in these consolidated financial statements, there were no transactions nor balances with related parties as of and for the years ended December 31, 2017 and 2019.

The table below sets forth the major related parties and their relationships with the Company as of and for the year ended December 31, 2018:

Related party	Relationship with the Company

Aladdin Fintech Company Limited	An entity controlled by a former director of the Company resigned on May 28, 2019

(a)	The Group entered into the following transactions with the major related party for the year ended December 31, 2018:

Net revenues:
Platform development fee income, license fee income and maintenance services income from Aladdin Fintech Company Limited	500

Revenues from the related party represented 0.3% of total net revenues of the Group for the year ended December 31, 2018.

(b)	The Group had the following balance with the related party as of December 31, 2018:

Accounts receivable from Aladdin Fintech Company Limited	350

As of December 31, 2018, the balance with the related party related to outstanding receivables of platform development fee income, license fee income and maintenance services income, which represented 0.5% of the Group’s total accounts receivable. The balance has been fully repaid to the Company during the year ended 31st December 2019.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

28	Segments

Effective in the first quarter of 2019, the Group changed its segment disclosure to separately report the financial results of its Enterprise Solutions business in light of the acquisition of Changyi on January 1, 2019. This segment primarily reflects the results of the Group’s SaaS products offering, which is conducted through Changyi Group, a group of companies acquired on January 1, 2019. At the same time, the Group named its pre-existing online marketing service business as Marketing Solution business. Therefore, the Group now reports two operating segments: 1) Marketing Solutions, and 2) Enterprise Solutions.

The table below provides a summary of the Group’s breakdown of net revenues by type of good or service and operating segment results for the years ended December 31, 2017, 2018 and 2019. The Group does not allocate any operating costs or assets to its business segments as the Group’s CODM does not use this information to measure the performance of the operating segments. There was no significant transaction between reportable segments for the years ended December 31, 2017, 2018 and 2019.

	For the years ended December 31,
	2017	2018	2019
Net revenues:
Marketing Solutions
- Sales agent	8,311	8,671	6,563
- Cost-plus	10,788	12,192	17,146
- Specified actions	106,159	139,154	165,263
	125,258	160,017	188,972
Enterprise Solutions
- SaaS products offering	-	-	10,436
	125,258	160,017	199,408
Cost of revenues:
Marketing Solutions
- Sales agent	(2,654)	-	-
- Cost-plus	-	-	-
- Specified actions	(93,079)	(120,897)	(139,976)
	(95,733)	(120,897)	(139,976)
Enterprise Solutions
- SaaS products offering	-	-	(2,727)
	(95,733)	(120,897)	(142,703)
Gross profit:
Marketing Solutions
- Sales agent	5,657	8,671	6,563
- Cost-plus	10,788	12,192	17,146
- Specified actions	13,080	18,257	25,287
	29,525	39,120	48,996
Enterprise Solutions
- SaaS products offering	-	-	7,709
	29,525	39,120	56,705

The Group currently does not allocate assets to all of its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

28	Segments (Continued)

Revenue generated for the respective countries are summarized as follows:

	For the years ended December 31,
	2017	2018	2019
PRC	105,380	141,926	175,970
Hong Kong	18,287	17,004	22,567
Others	1,591	1,087	871
	125,258	160,017	199,408

The Group’s long-lived assets are located in the following countries:

	As of December 31,
	2018	2019
PRC	231	412
Hong Kong	92	120
Others	6	4
	329	536

29	Commitments and contingencies

Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of December 31, 2018 and 2019, the Group is not a party to any legal or administrative proceedings which will have a material adverse effect on the Group’s business, financial position, results of operations and cash flows.

30	Subsequent events

The Group evaluated subsequent events from December 31, 2019 through the date when the consolidated financial statements were issued, and concluded that no subsequent events have occurred that would require recognition or disclose in the consolidated financial statements other than discussed below.

(a)

On February 18, 2020, the Group has announced a potential acquisition of 80% equity interest of Optimal Power Limited (“Optimal Power”), a wholly-owned entity of Creative Big Limited (“Creative Big”), both incorporated under the laws of the British Virgin Islands at a total consideration of US$28,000. Creative Big has secured a network of premium media licensing assets in countries including Singapore, Greater China (including Hong Kong), Australia, India, Indonesia, The Philippines and Malaysia and as part of the transaction, Creative Big would inject the selected media licensing assets into Optimal Power. As of the date of these consolidated financial statements, the transaction has not been completed as certain closing conditions of the acquisition remain outstanding.

(b)

On January 15, 2020, the board of directors of the Company authorized a new share repurchase program (the “2020 Share Repurchase Program”) whereby the Company may purchase its own ADSs with an aggregate value of up to US$10,000 over the 12-month period ending on December 29, 2020.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

30	Subsequent events (Continued)

(c)

On January 23, 2020, the Company issued US$3,450 of zero-coupon convertible notes at US$4,002 (the "January 2020 Notes"). The January 2020 Notes mature on September 12, 2023 and are non-interest bearing, unless the January 2020 Notes are redeemed or repaid upon the occurrence of events of default or relevant events as defined in the agreement whereby an interest of 5% per annum would be charged. On February 3, 2020, the holder of January 2020 Notes has elected to convert the January 2020 Notes into Class A ordinary shares, par value US$0.001 per share, of the Company at a price of US$3.17 per share.

(d)

On February 17, 2020, the Company has entered into an agreement to issue US$13,100 of zero-coupon convertible notes at US$15,196 (the "February 2020 Notes") on or before June 16, 2020 upon payment of the consideration by the investor. The February 2020 Notes mature on September 12, 2023 and are non-interest bearing, unless the January 2020 Notes are redeemed or repaid upon the occurrence of events of default or relevant events as defined in the agreement whereby an interest of 5% per annum would be charged. As of the date of these consolidated financial statements, the February 2020 Notes have not been issued.

(e)

In December 2019, a novel strain of coronavirus, later named COVID-19, was reported. In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This outbreak has led to temporary closure of the Group’s offices in the PRC in February 2020 with a significant portion of the Group’s employees working from home. The offices have been later re-opened, the Group has adopted and implemented health protocols allowing only half of the employees to work onsite. The Group's business operates as usual under this discretionary working arrangement during the period. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, have adversely affected workforces, customers, economies, and financial markets globally, likely leading to an economic downturn. It has also disrupted the normal operations of many businesses. This outbreak could decrease corporate's spending on advertising services, adversely affect demand for the Group's Marketing Solutions and Enterprises Solutions services and harm the Group's business and results of operations. While the disruption is currently expected to be temporary, there is uncertainty around the duration of these disruptions or the possibility of other effects on the Group’s business. While the Group has not noted significant negative impact to its business, results of operations and financial condition in the first quarter of 2020, the Group's business, financial condition and results of operations may be adversely affected by the coronavirus outbreak in the near term, which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

31	Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiary, VIE and its subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s subsidiary and the VIE in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiaries, VIE and its subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. There are no significant differences between US GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIE. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries, VIE and its subsidiaries to satisfy any obligations of the Company.

As of December 31, 2018 and 2019, the total restricted net assets of the Company’s subsidiaries and OptAim VIE incorporated in the PRC and subjected to restriction amounted to approximately US$65,659 and US$60,411, respectively. Except for the above there is no other restriction on the use of proceeds generated by the Company’s subsidiaries, VIE and VIE’s subsidiaries to satisfy any obligations of the Company.

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

As of December 31, 2018 and 2019, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Inter-company charges, share-based compensation and other miscellaneous expenses for the years ended December 31, 2017, 2018 and 2019, which were previously recognized at the parent company level, had been pushed down to the WFOE/VIE level given the majority of services were provided to the WFOE/VIE entities.

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONDENSED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND 2019

(US$’000, except share data and per share data, or otherwise noted)

	As of December 31,
	2018	2019
Assets
Current assets
Cash and cash equivalents	2,132	20,459
Time deposits	-	301
Restricted cash	-	2,930
Amounts due from subsidiaries and VIEs	98,829	84,831
Other current assets	929	1,226
Total current assets	101,890	109,747

Non-current assets
Deferred tax assets	269	201
Investments in subsidiaries and VIEs	40,759	42,783
Long-term investments	503	1,503
Investment in an equity investee	-	158
Total non-current assets	41,531	44,645

Total assets	143,421	154,392

Liabilities and shareholders’ equity
Current liabilities
Accrued liabilities and other current liabilities	2,586	2,834
Convertible notes at fair value	34,837	49,008
Total current liabilities	37,423	51,842

Non-current liability
Other liabilities	673	449
Total non-current liability	673	449

Total liabilities	38,096	52,291

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares	28	29
Treasury shares	(576)	(4,858)
Other shareholders’ equity	105,873	106,930
Total shareholders’ equity	105,325	102,101
Total liabilities and shareholders’ equity	143,421	154,392

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(US$’000, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2017	2018	2019
Operating expenses
General and administrative expenses	(6,928)	(27,643)	(12,064)
Total operating expenses	(6,928)	(27,643)	(12,064)

Operating loss	(6,928)	(27,643)	(12,064)
Other (losses)/gains, net	(116)	403	285
Fair value losses on derivative liabilities	(10,190)	-	-
Fair value (losses)/gains on convertible notes	-	(4,837)	133
Share of (losses)/profits from subsidiaries and VIEs	(7,385)	(264)	2,519
Loss before income tax expense	(24,619)	(32,341)	(9,127)
Share of loss from an equity investee	-	-	(408)
Income tax expense	-	(68)	(68)
Net loss attributable to iClick Interactive Asia Group Limited	(24,619)	(32,409)	(9,603)
Accretion to convertible redeemable preferred shares redemption value	(1,662)	-	-
Accretion to redeemable ordinary shares redemption value	(3,650)	-	-
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(29,931)	(32,409)	(9,603)

Net loss attributable to iClick Interactive Asia Group Limited	(24,619)	(32,409)	(9,603)
Other comprehensive loss:
Foreign currency translation adjustment, net of tax	(79)	(2,547)	(1,612)
Comprehensive loss attributable to iClick Interactive Asia Group Limited	(24,698)	(34,956)	(11,215)

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(US$’000, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2017	2018	2019
Cash flows from operating activities:
Net cash (used in)/provided by operating activities	(34,030)	(32,234)	9,746

Cash flows from investing activities:
Increase in long-term investments	-	(503)	(1,000)
Investment in an equity investee	-	-	(566)
Increase in time deposits	-	-	(301)
Net cash used in investing activities	-	(503)	(1,867)

Cash flows from financing activities:
Proceeds from exercise of share options	60	656	315
Proceeds from issuance of convertible notes, net of transaction expenses	-	27,810	28,742
Redemption of convertible notes	-	-	(11,265)
Repurchase of ordinary shares	-	(37)	(4,414)
Net proceeds from issuance of ordinary shares upon IPO	28,405	-	-
Net cash provided by financing activities	28,465	28,429	13,378

Net (decrease)/increase in cash and cash equivalents and restricted cash	(5,565)	(4,308)	21,257