Form 20-F
period 2020-12-31
iClick Interactive Asia Group Ltd
filed 2021-04-21
CIK 1697818

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

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

As of December 31, 2020, there were 47,774,901 ordinary shares outstanding, par value $0.001 per share, being the sum of 42,954,293 Class A ordinary shares†  and 4,820,608 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes  ☐ No

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

☐ Yes  ☒ No

† Of the 42,954,293 Class A ordinary shares as of December 31, 2020, (i) 1,236,714.5 were held by Arda Holdings Limited underlying the options granted but not yet exercised (whether or not they are vested) and the options reserved for issuance under our 2018 Share Incentive Plan, and (ii) 721,363.5 were held by JPMorgan Chase Bank N.A., our depositary, underlying the unvested restricted share units under our Post-IPO Plan.

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

Our financial statements are expressed in the U.S. dollar, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars, and from Hong Kong dollars to U.S. dollars, in this annual report on Form 20-F were made at a rate of RMB6.5250 to US$1.00, and HKD7.7534 to US$1.00, respectively, which were the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 31, 2020. We make no representation that any Renminbi/ Hong Kong dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi/ Hong Kong dollar, as the case may be, at any particular rate, at the respective rate stated above, or at all. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our fluctuations in growth;
•	our future business development, financial condition and results of operations;
•	our success in implementing our mobile and new retail strategies, including extending our solutions beyond our core online marketing business;
•	our success in structuring a customer relationship management and marketing cloud platform;
•	relative percentage of our gross billing recognized as revenue under the gross and net models;
•	the expected growth of online marketing industry, including online marketing technology industry in China;
•	our expectations regarding demand for and market acceptance of our products and services, including marketing solutions and enterprise solutions;
•	our ability to retain existing clients or attract new ones;
•	our ability to integrate and realize synergies from acquisitions, investments or strategic partnerships;
•	our plans to invest in our platform, solutions, data analytics capabilities, technology and technology infrastructure;
•	our ability to collect and use data from various sources and the effectiveness of our algorithms and data engines;
•	our ability to retain content distribution channels and negotiate favorable contractual terms;
•	market competition, including from independent online marketing technology platforms as well as large and well-established internet companies;
•	fluctuations in foreign exchange rates;
•	general economic conditions and the regulatory landscape in China and other jurisdictions where we operate;
•	relevant government policies and regulations relating to our industry;
•	the duration of the COVID-19 outbreak and its potential impact on our business and financial performance; and
•	developments in U.S.-China relations, including the imposition of economic sanctions.

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

Our Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2018 and 2019 and 2020, selected consolidated balance sheet data as of December 31, 2019 and 2020 and selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of comprehensive loss data for the years ended December 31, 2016 and 2017, selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 and the selected consolidated cash flow data for the years ended December 31, 2016 and 2017 have been derived from our consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

You should read the selected consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(US$ in thousands, except for per share and share data)
Selected Consolidated Statements of Comprehensive Loss:
Net revenues(1)	95,357	125,258	160,017	199,408	254,745
Cost of revenues(1)	(61,048)	(95,733)	(120,897)	(142,703)	(181,482)
Gross profit	34,309	29,525	39,120	56,705	73,263
Operating expenses:
Research and development expenses	(8,584)	(5,778)	(10,737)	(5,574)	(5,349)
Sales and marketing expenses	(28,266)	(25,935)	(32,080)	(42,968)	(38,028)
General and administrative expenses	(26,767)	(12,983)	(23,757)	(20,304)	(31,648)
Total operating expenses	(63,617)	(44,696)	(66,574)	(68,846)	(75,025)
Operating loss	(29,308)	(15,171)	(27,454)	(12,141)	(1,762)
Interest income	—	—	421	537	1,297
Interest expense	(713)	(551)	(773)	(1,915)	(2,650)
Other (losses)/ gains, net	(1,082)	1,841	687	2,992	5,852
Fair value gains/(losses) on derivative liabilities	3,995	(10,190)	—	—	(11,466)
Fair value (losses)/gains on convertible notes	—	—	(4,837)	133	(4,433)
Loss before income tax expense	(27,108)	(24,071)	(31,956)	(10,394)	(13,162)
Income tax expenses	(222)	(548)	(655)	(47)	(1,633)
Share of losses from an equity investee	—	—	—	(408)	(111)
Net loss	(27,330)	(24,619)	(32,611)	(10,849)	(14,906)
Net loss attributable to noncontrolling interests	—	—	202	1,246	2,288
Net loss attributable to iClick Interactive Asia Group Limited	(27,330)	(24,619)	(32,409)	(9,603)	(12,618)
Accretion to convertible redeemable preferred shares redemption value	(773)	(1,662)	—	—	—
Accretion to redeemable ordinary shares redemption Value	(1,556)	(3,650)	—	—	—
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(29,659)	(29,931)	(32,409)	(9,603)	(12,618)
Net loss	(27,330)	(24,619)	(32,611)	(10,849)	(14,906)
Other comprehensive loss:
Foreign currency translation adjustment, net of US$nil tax	(139)	(79)	(2,547)	(1,700)	5,274
Comprehensive loss	(27,469)	(24,698)	(35,158)	(12,549)	(9,632)
Comprehensive loss attributable to noncontrolling Interests	—	—	202	1,334	2,015
Comprehensive loss attributable to iClick Interactive Asia Group Limited	(27,469)	(24,698)	(34,956)	(11,215)	(7,617)
Net loss per share attributable to iClick Interactive Asia Group Limited
Basic	(2.26)	(2.15)	(1.23)	(0.34)	(0.32)
Diluted	(2.26)	(2.15)	(1.23)	(0.34)	(0.32)
Weighted average number of ordinary shares used in per share calculation
Basic	13,151,063	13,931,503	26,452,409	28,583,548	39,368,436
Diluted	13,151,063	13,931,503	26,452,409	28,583,548	39,368,436

	As of December 31,
	2016	2017	2018	2019	2020
	(US$ in thousands)
Selected Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	27,280	19,401	39,828	36,854	52,232
Time deposits	—	25,000	—	410	89
Restricted cash	5,234	—	—	23,852	42,145
Short-term investment	—	—	17,427	—	23,720
Accounts receivable(5), net of allowance for doubtful receivables of US$1,693, US$1,478, US$1,507, US$3,469 and US$11,749 as of December 31, 2016, 2017, 2018, 2019, and 2020, respectively	30,694	40,798	65,627	143,971	143,142
Rebates receivable	2,250	1,334	4,067	5,603	10,964
Prepaid media cost	34,409	37,784	19,107	25,565	34,528
Non-current assets:
Intangible assets, net	14,804	10,600	7,247	4,418	56,431
Goodwill	48,496	48,496	48,496	65,710	74,419
Total assets(2)	169,640	188,822	207,258	321,516	470,115
Liabilities, mezzanine equity and shareholders’ deficit/equity:
Current liabilities(2)/(3)	126,572	65,679	97,151	203,940	162,847
Non-current liabilities(2)/(3)	2,997	3,159	3,467	3,020	28,180
Total liabilities	129,569	68,838	100,618	206,960	191,027
Total mezzanine equity	104,383	—	—	—	—
Ordinary shares (13,609,208, 26,059,433, 27,986,700, 28,690,635 and 40,996,215 shares issued and outstanding as of December 31, 2016, 2017, 2018, 2019 and 2020, respectively)	14	26	28	29	46
Total (deficit)/equity	(64,312)	119,984	106,640	114,556	279,088
Total liabilities, mezzanine equity and shareholders’ deficit/equity	169,640	188,822	207,258	321,516	470,115

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(US$ in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(3,907)	(13,881)	(15,416)	(30,294)	(19,633)
Net cash provided by/(used in) investing activities	524	(25,165)	8,395	6,762	(27,693)
Net cash provided by financing activities	24,564	25,546	27,775	44,804	79,983
Effect on exchange rate changes on cash and cash equivalents and restricted cash	(62)	387	(327)	(394)	1,014
Net increase/(decrease) in cash and cash equivalents and restricted cash	21,181	(13,500)	20,754	21,272	32,657
Cash and cash equivalents and restricted cash at the beginning of year(4)	11,395	32,514	19,401	39,828	60,706
Cash and cash equivalents and restricted cash at the end of the year(4)	32,514	19,401	39,828	60,706	94,377

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

(3)

The balance as of December 31, 2016 reflects the impact of the retrospective adjustment for the reclassification of current deferred tax liabilities to non-current liabilities following the adoption of ASU No. 2015-17 on January 1, 2017.

(4)

The amounts for the years ended December 31, 2016 and 2017 reflect the impact of the retrospective adjustment for the presentation of restricted cash with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts in the consolidated statements of cash flows following the adoption of ASU No. 2016-18 on January 1, 2018.

(5)

We adopted ASC 326 using the modified retrospective method started from January 1, 2020, which changes the impairment model for financial assets measured at amortized costs by using a new forward-looking “expected loss” model that replaced the “incurred loss” model and resulted in the earlier recognition of allowances for losses. The adoption of ASC 326 resulted in recognition of allowance for doubtful accounts receivable of US$4.0 million and a corresponding increase in accumulated losses of US$4.0 million on January 1, 2020, for the cumulative effect of adopting ASC 326. The consolidated financial information related to periods prior to January 1, 2020 were not restated, and continue to be reported in accordance with previously applicable GAAP.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Our business, financial condition and results of operations are subject to various changing business, competitive, economic, political and social conditions. In addition to the factors discussed elsewhere in this annual report, the following are some of the important factors that could adversely affect our operating results, financial condition and business prospects, and cause our actual results to differ materially from those projected in any forward-looking statements.

Summary of Risk Factors

•	We have experienced fluctuations in growth in recent periods, and our historical growth rates may not be indicative of our future growth.

•

We face intense competition for our marketing solutions and enterprise solutions, and if we fail to maintain and enhance our mobile capabilities, our results of operations could be materially and adversely affected.

•	We have incurred net losses in the past and may not achieve or sustain profitability in the future.

•	Our newly launched businesses, including our enterprise solutions, may not be successful, and we may not successfully integrate our new solutions with existing solutions.

•

Our sales cycle may become more time-consuming and expensive under enterprise solutions, we may encounter pricing pressure and implementation and configuration challenges, and we may have to delay revenue recognition for some complex transactions, all of which could harm our business and operating results.

•	Our net revenues, net revenues as a percentage of gross billing, gross profit margin and the comparability of our financial results may be affected by our revenue models.

•	Failure to retain existing clients or attract new ones could adversely impact our business and results of operations.

•	Loss of any marketing agency client may materially and adversely affect our business and results of operations.

•	Loss of any content distribution channel and changes in the contract terms with any content distribution channel may materially and adversely affect our business and results of operations.

•

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations. In particular, we could be materially and adversely affected by the outbreak of COVID-19.

•

The independent online marketing technology market is highly fragmented and intensely competitive. Independent online marketing technology platforms also face competitive pressure from well-established internet companies, marketing agencies and traditional media. In addition, as we continue to expand into the enterprise solution market, we also face increasingly intensified competition.

•	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

•

We are subject to many of the economic and political risks associated with emerging markets due to our operations in China and Hong Kong. Adverse changes in China or Hong Kong’s economic, political and social conditions as well as government policies could adversely affect our business and prospects.

•	Developments in U.S.-China relations, including any escalation of political or trade tensions, could negatively affect our business and the market for our ADSs.

•

Recent litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have an adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

•

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect the audit work of our independent registered public accounting firm with respect to our operations in mainland China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

•

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

We have experienced fluctuations in growth in recent periods. We may not be able to sustain our historical growth rates, or at all. You should not consider our historical growth in gross billing and net revenues as indicative of our future performance. Our growth was mainly driven by our strategic focus shift to capture more market demand in mobile channels, as well as our relatively new enterprise solutions. In future periods, our gross billing and net revenues could decline or grow more slowly than we expect and the client base optimization may not achieve the benefits as we expected. We believe our business, prospects and results of operations depend on a number of factors, some of which are described in more details in this section, including our ability to:

•	successfully execute our mobile strategy in the increasingly competitive mobile online marketing segment;
•	successfully integrate our core marketing solutions with enterprise solutions;
•	retain existing clients while continuing to optimize our client base;
•	attract new clients and further diversify our client base;
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

We face intense competition for our marketing solutions and enterprise solutions, and if we fail to maintain and enhance our mobile capabilities, our results of operations could be materially and adversely affected.

Our recent growth was primarily driven by our expansion since 2014 into mobile channels to identify, engage and convert mobile marketing, as well as our expansion into enterprise solutions since 2018. We have experienced and expect to continue to face intense competition in respect of our mobile marketing solutions and enterprise solutions. To deliver, maintain and enhance our mobile capabilities, it is important that we further integrate with a wider range of mobile technologies, systems, networks and standards that we do not control. We may not be successful in developing solutions that operate effectively with these technologies, systems, networks or standards. Any of these could have a material adverse effect on our business, prospects and results of operations.

In light of the rising demand for marketing via mobile apps, mobile app publishers, especially popular mobile app publishers, tend to command stronger bargaining power compared to their non-mobile app publisher counterparts. All of these have resulted in a downward pricing pressure on, and increased media costs for, our mobile marketing solutions. In addition, the gross margin for our mobile marketing solutions may fluctuate in future. As we continue to prioritize the execution of our mobile strategy and face increasing competition and pricing pressure for our mobile marketing solutions, our profit margin could be materially and adversely affected.

We have incurred net losses in the past and may not achieve or sustain profitability in the future.

We incurred net losses of US$32.6 million in 2018, US$10.8 million in 2019 and US$14.9 million in 2020. As of December 31, 2020, we had an accumulated deficit of US$207.6 million. We will need to generate increased revenue levels in future periods to become profitable, and, even if we do, we may not be able to improve our profitability as we intend to continue to expend significant funds to grow our marketing and sales operations, develop and enhance our data analytic capabilities, scale our data center infrastructure and services capabilities and expand into new market segments. Our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenue enough to offset our operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this annual report, and unforeseen expenses, difficulties, complications and delays and other unknown events. If we are unable to achieve or sustain profitability, the market price of our ADSs may significantly decrease.

Our newly launched businesses, including our enterprise solutions, may not be successful, and we may not successfully integrate our new solutions with existing solutions.

We have been leveraging our data assets and experience and expertise to extend our solutions beyond our core online marketing business. For example, in May 2018, we started to offer enterprise solutions and in January 2019, we made a controlling investment in Changyi (Shanghai) Information Technology Co., Ltd., or Changyi, which further enhances our enterprise solution capabilities. We may not be successful in our newly launched businesses, including enterprise solutions. For example, our data assets and experience and expertise in online marketing may not prove successful for enterprise solutions, and there can be no assurance that we will successfully integrate, utilize and leverage Changyi’s enterprise solution capabilities. In addition, in May 2020, we made a controlling investment in Optimal Power Limited, a subsidiary wholly owned by Creative Big Limited. As part of the transaction, Creative Big Limited injected certain premium media licensing assets into Optimal Power Limited covering a number of jurisdictions in the Asia-Pacific. While we believe this investment will broaden our content distribution channels and enrich offerings of our marketing solutions, we cannot assure you that this strategy will be successful or that our marketing solutions’ financial performance would be improved. If we are unable to successfully, fully integrate any business, product or technology we acquire, our business, financial condition and results of operations may suffer.

Our enterprise solutions are currently primarily established on our cooperation with Tencent Holdings Limited, or Tencent. For example, we help our clients put in place data-management platforms which are currently built primarily on Tencent Cloud and Enterprise WeChat Work. As a result, we rely on the functionality and stability of Tencent’s cloud and WeChat’s infrastructure in providing our enterprise solutions. In addition, we rely on Tencent’s proprietary API connections to gather and analyze customer data and create consumer profiles. Any disruption or termination of this cooperative relationship, including due to regulatory reasons or changes, could deteriorate our ability to operate our newly launched enterprise solutions, which could negatively affect our business, financial condition and results of operations. See “—Developments in U.S.-China relations, including the imposition of economic sanctions, could negatively affect our business and adversely affect our shareholders and the market for our ADSs.” for more information.

In addition, we may face increased competition as we expand into the market of enterprise solutions. We may face competitions from local companies that are working on enterprise solutions, new cloud computing and artificial intelligence. We may also face potential competition from international SaaS companies, which have longer operating histories, greater financial, technical, marketing, distribution, professional services or other resources and greater name recognition. If we fail to upgrade our technologies and differentiate our enterprise solutions to effectively identify and address clients’ needs, our business, results of operations and prospects could be materially and adversely affected.

We have been making efforts to promote our enterprise solutions to clients in various industries, including through cross-selling or upselling to existing clients and referral from existing clients. We cannot assure you that these promotion and marketing efforts will be successful. As a result, the success of our enterprise solutions depends on the continued growth of these sectors. In addition, to the extent businesses do not find our enterprise solutions an effective or efficient way of customer management and to the extent there are any potential new developments in their sectors, our enterprise solutions may be less attractive to clients, and our results of operations and business growth prospects may be adversely affected.

We may also face unexpected new risks as we continue to launch new businesses. As a result, we cannot assure you that we will be successful in our new businesses. If we cannot successfully address new challenges and compete effectively, we may not be able to develop a sufficient client base, recover costs incurred for developing and marketing our new businesses, and eventually achieve profitability from our new businesses, and, consequently, our future results of operations and growth prospects may be materially and adversely affected.

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

We derive revenue primarily from four sources and report them on either the net or gross basis. For our marketing solutions, we derive revenue from (i) incentives earned from the website publishers, for which we act as a sales agent for their content distribution opportunities, or the sales agency arrangement, which is reported on a net basis, (ii) performing cost-plus marketing campaigns, which is reported on a net basis, (iii) performing specified actions marketing campaigns (i.e., a CPM, CPC, CPA, CPS, CPL or ROI basis), which is reported on a gross basis. For our enterprise solutions, we derive revenue from the offering of SaaS products, which is reported on a gross basis and a net basis. Please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Components of Results of Operations—Net Revenues” for more details.

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

Our marketing solutions and enterprise solutions each represent a mixture of revenue recognized on a gross basis and on a net basis and the proportion of each fluctuates from period to period. Therefore, our net revenues, net revenues as a percentage of gross billing, gross profit margin and the comparability of our financial results in one period to another may be affected by the relative percentage of gross billing recognized as net revenues on the gross basis and net basis. The relative proportions of gross billing recognized as net revenues on a gross basis and a net basis, are affected by a variety of factors, in particular, the terms of the arrangements with our clients, including whether to conduct their marketing campaigns on a specified-action (i.e., gross) or cost-plus (i.e., net) basis in a particular period, which depends on clients’ needs and goals.

Failure to retain existing clients or attract new ones could adversely impact our business and results of operations.

We do not have long-term contracts with clients, and a majority of our contracts are for a term of one year or shorter. Our clients, are not obligated to use our platform on an exclusive basis and they generally use multiple providers to manage their marketing spend. Accordingly, we must convince our clients to use our platform, increase their usage and spend a larger share of their online marketing budgets with us, and do so on an on-going basis.

Our ability to achieve renewals or contracts and new sales depends on many factors, some of which are out of our control, including:

•	customer satisfaction with our solutions, including any new solutions that we may develop,
•	the competitiveness of our pricing and payment terms for our clients, which may, in turn, be constrained by our capital and financial resources,
•	customer satisfaction with our account managing services,
•	our ability to tailor our solution offerings and delivery and pricing models in accordance with the evolving needs of our clients and end marketers,
•	our ability to expand our data base and solutions to serve marketers in a wider range of industries and geographic regions,
•	our ability to integrate with a wider range of new mobile technologies, systems, networks and standards,
•	mergers, acquisitions or other consolidation among clients, and
•	the effects of global economic conditions on spending levels of marketers generally.

Therefore, we cannot assure you that clients that have generated marketing spend on our platform in the past will continue to spend at similar levels or that they will continue to use our platform at all. We may not be able to replace clients which reduce or cease their usage of our platform with new clients that spend similarly on our platform. We have relied on a limited number of clients to generate a significant portion of our revenues. For example, while we did not have any client that contributed to more than 10% of our net revenues in 2019 and 2020, we had one client from the entertainment industry that contributed to 14% of our net revenues in 2018.

In addition, we have started a comprehensive review of the client base since 2016 to focus on profitability and liquidity. The total number of our marketers decreased by 3% from 2,561 in 2017 to 2,479 in 2018, and decreased by 8% from 3,481 in 2019 to 3,215 in 2020.

If our existing clients do not continue to use or increase their use of our platform, or if we are unable to attract sufficient marketing spend on our platform from new clients, our business and results of operations could be materially and adversely affected.

Loss of any marketing agency client may materially and adversely affect our business and results of operations.

We engage third-party marketing agencies to help source and serve some of our marketers. In 2020, we had 3,215 marketers. Among these marketers, 1,457 were represented by our marketing agency clients, which contributed a significant portion of our gross billing and net revenues. We do not have exclusive business arrangement with these marketing agencies. If we lose any marketing agency, we risk losing business from end marketers represented by that agency. In addition, some marketing agencies have their own business arrangements with content distribution channels and can directly connect marketers with such channels. Our business may suffer to the extent that marketing agencies and content distribution channels purchase and sell content distribution opportunities directly from one another or through intermediaries other than us. Loss of marketing agencies as our clients could materially and adversely affect our business and results of operations.

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

Our consistent access to attractive content distribution opportunities is crucial to our business. We primarily rely on third-party content distribution channels to access content distribution opportunities. Our content distribution channels are concentrated and primarily include online and mobile publishers, major search engines and ad exchanges, including those owned or operated by Tencent, Baidu, Google and Alibaba. Media costs for content distribution opportunities on Tencent, Baidu, Google and Alibaba channels in aggregate accounted for 91.1%, 87.4% and 75.9% of our media costs in 2018, 2019 and 2020, respectively. Media costs for content distribution opportunities on our largest and second largest channel partners accounted for 70.7% and 7.7% of our media costs in 2020, respectively. In addition, our contracts with content distribution channels are generally for a period of one year and do not impose long-term obligations requiring them to make their content distribution opportunities available to us on reasonable terms or at all. The loss of access to content distribution opportunities from one of those companies would negatively impact our ability to help marketers reach their audience.

Our ability to source content distribution opportunities from content distribution channels depends in part on our ability to continuously generate sufficient marketing spend from our clients on these channels. If our content distribution channels terminate or choose not to renew their contracts with us, due to a variety of factors, including regulatory reasons or changes, our business and results of operations will be materially and adversely affected.

In addition, we may not be able to negotiate favorable or acceptable terms once the contracts expire. There is no assurance that we will be able to execute these contracts with terms favorable or acceptable to us or at all, which could have a material adverse impact on our financial condition and results of operations.

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

Most of our system hardware and back-up systems are hosted in leased facilities in Hong Kong, Shanghai, Beijing and Guangzhou province, and most of our directors, senior management and employees are based in Hong Kong, Shanghai and Beijing. Therefore, if any of the above-mentioned natural disasters, health epidemics or other outbreaks were to occur in these regions, our operations may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business and results of operations. Our business, results of operations, financial condition and prospects could be materially and adversely affected directly, as well as to the extent that the coronavirus or any other epidemic harms the Chinese economy in general. For example, since December 2019, there has been an outbreak of COVID-19 in China and around the world. COVID-19 is considered to be highly contagious and poses a serious public health threat. In March 2020, the World Health Organization declared the COVID-19 a pandemic, given its threat beyond a public health emergency of international concern that the organization had declared on January 30, 2020. The pandemic has resulted in quarantines, travel restrictions, home office policies, and the temporary closure of stores and facilities in China, Hong Kong and many other jurisdictions. These measures have slowed down the development of the Chinese economy and adversely affected the global economic conditions and financial markets. Substantially all of our revenues and our workforce are based in China and Hong Kong. Our operations have been, and may continue to be, materially and adversely affected by potential delays in or reductions of business activities and commercial transactions and by general uncertainties surrounding the duration of the government’s extended business and travel restrictions. In addition, our business operations could be disrupted if any of our employees is suspected of contracting the coronavirus or any other infectious disease, since it could require our employees to be quarantined and/or our offices to be disinfected.

While we had seen advertising budgets normalized since the second quarter of 2020, especially in the online-gaming area, as a result of the relaxation of restrictions on economic and social life due to a slowdown of COVID-19 cases in China, the outlook for the pandemic remains fluid, and the full and long-term implications from COVID-19 on our business and results of operations remain uncertain. Any significant resurgence of COVID-19 may have an adverse effect on our results of operations, financial condition, business and prospects. Any potential impact on our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration of COVID-19 and the actions taken by governmental authorities and other entities to contain COVID-19 or treat its impact, which are mostly beyond our control. We are closely monitoring the pandemic and its impact on us. Additionally, to the extent the COVID-19 adversely affects our business, results of operations, cash flows, financial condition and/or prospects, it may also have the effect of heightening many of the other risks described herein.

The independent online marketing technology market is highly fragmented and intensely competitive. Independent online marketing technology platforms also face competitive pressure from well-established internet companies, marketing agencies and traditional media. In addition, as we continue to expand into the enterprise solution market, we also face increasingly intensified competition.

China’s independent online marketing technology market is highly competitive, fragmented and rapidly changing. With the introduction of new technologies and the influx of new entrants, we expect competition to continue and intensify, which could harm our ability to increase revenue and attain or sustain profitability. We believe the principal competitive factors in this industry include:

•	ability to deliver return on marketing expenditure at scale;
•	customer trust and loyalty;
•	geographic reach;
•	breadth and depth of cooperation with publishers, ad exchanges, ad networks and other participants in the online marketing ecosystem;
•	comprehensiveness of solutions and service offerings;
•	pricing structure and competitiveness;
•	cross-channel capabilities;
•	accessibility and user-friendliness of solutions; and
•	brand awareness.

In addition, independent online marketing technology platforms face competitive pressure from large and well-established internet companies, such as Alibaba, Baidu, Tencent and Google, which have established stronger and broader presence across the online marketing ecosystem and have significantly more financial, technical, marketing and other resources, more extensive client base, and longer operating histories and greater brand recognition than we do. These companies have access to user information by virtue of their popular consumer-oriented websites and mobile apps, and have the technology designed for use in conjunction with the types of user information collected from their websites and mobile apps. These companies may also leverage their positions to make changes to their systems, platforms, exchanges, networks or other products or services that could be harmful to our business and results of operations. While we believe that we do not directly compete with these large and well-established internet companies as we promote their content distribution opportunities or purchase their content distribution opportunities in the ordinary course of our business in connection with our execution of marketing campaigns, and these companies generally do not provide integrated marketing solutions the way we do, we face indirect competition from these major players in the online marketing technology industry as they provide online marketing technology and offer services and offer solutions that help marketers achieve one or more aspects of their marketing goals in one or more phases of their online marketing cycle. These large and well-established companies control content distribution channels and may also directly compete with us to the extent we expand our solutions and footprints vertically along the online marketing technology value chain. Further, some of these companies are, or may also become, our content distribution channels and may enter into other types of strategic arrangements with us. For example, we generally enter into annual framework agreements with content distribution channel partners, including Baidu and Tencent, to purchase or promote their content distribution opportunities. See “Item 4. Information on the Company—B. Business Overview—Our Content Distribution Channels”. Competitive pressure may incentivize them to cease their partnership with us. Online marketing technology platforms also face competition from marketing agencies, who may have their own relationships with content distribution channels and can directly connect marketers with such channels. Furthermore, online marketing technology platforms continue to compete with traditional media including direct marketing, television, radio, cable and print advertising companies.

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

In May 2018, we launched our SaaS-based enterprise solutions. We anticipate competition in this relatively new and evolving area in China and such competition to increase based on businesses’ demands for this type of products or solutions. We may face competitions from local companies that are working on enterprise solutions, new cloud computing and artificial intelligence. We may also face potential competition from international SaaS companies, which have longer operating histories, greater financial, technical, marketing, distribution, professional services or other resources and greater name recognition. In addition, many of our prospective competitors may have close relationship with our existing and new clients and bear an extensive knowledge of this industry. As a result, they may be able to respond more quickly to new or emerging technologies and changes in clients’ requirements, or devote greater resources to the development, promotion and sale of their products. If we fail to upgrade our technologies and differentiate our enterprise solutions to effectively identify and address clients’ needs, our business, results of operations and prospects could be materially and adversely affected.

If online marketing technology solutions and enterprise solutions do not achieve widespread market acceptance, our business, growth prospects and results of operations would be materially and adversely affected.

The market for online marketing technology solutions and enterprise solutions such as ours is evolving in China and these solutions may not achieve or sustain high levels of demand and market acceptance as we expect. While marketing via search engines or display channels has been established for several years, marketing via new digital channels such as mobile and social media is less established. The future growth of our business could be constrained by both the level of acceptance and expansion of emerging online marketing channels, as well as the continued use and growth of existing channels. Even if these channels become widely adopted, marketers and agencies may not be familiar with and make significant investments in, solutions such as ours that help them manage their online marketing across channels and devices. In addition, some of our solutions are delivered as software-as-a-service, or SaaS, offerings, which are less mature or common in China, and the pace of transition to SaaS business may be slower among marketers with heightened data security concerns or general demand for highly customizable application software. The acceptance of our solutions delivered as SaaS offerings will depend, to a substantial extent, on the education of our clients on the SaaS offerings and the widespread adoption of SaaS solutions in general, and we cannot be certain that the trend of adoption of such solutions will continue in the future. Therefore, it is difficult to predict the demand for our platform or the future growth rate and size of the market for online marketing technology solutions.

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

The enterprise solution is a relatively new data technology market in PRC. The expansion of our enterprise solutions depends on the clients’ interest and market acceptance. If we fail to obtain a widespread acceptance, the number of our clients may decrease. We may also incur additional spending to further enhance our brand recognition and promotion, which could adversely impact our profitability. If our enterprise solutions fail to gain a widespread acceptance, our business, growth prospects and results of operations will also be materially and adversely affected.

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

In November 2018, we, through OptAim Network, our variable interest entity, or the VIE, made a controlling investment in Shanghai Myhayo Technology Co., Ltd., or Myhayo, a content distribution channel and a mobile content aggregator of articles and short videos in China. Myhayo presents customized feeds to users via its mobile application and allows users to earn points from their daily access to the app, which could be used to redeem cash rewards. Under the relevant PRC laws, commercial operators of value-added telecommunication services, which refer to providers of telecommunications and information services through public network infrastructures that provide information or services to internet users with a charge, shall obtain a value-added telecommunications business operation license. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Value-added Telecommunication Services” and “—Regulations on Internet Content Providers.” It is unclear whether Myhayo’s business model would render it a commercial operator of value-added telecommunication service provider under the relevant PRC laws.

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

Governments around the world, including the PRC, Hong Kong, U.S. and European Union governments, have enacted or are considering legislation related to online businesses. There may be an increase in legislation and regulation related to online marketing, the use of geo-location data to inform marketing, the collection and use of internet user data and unique device identifiers, such as IP address or mobile unique device identifiers, and other data protection and privacy regulation. Some of our competitors may have more access to lobbyists or governmental officials and may use that access to effect statutory or regulatory changes in a manner to commercially harm us while favoring their solutions. These laws and regulations could adversely affect the demand for or effectiveness and value of our solutions, force us to incur substantial costs or require us to change our business practices in a manner that could adversely affect our business and results of operations or compromise our ability to effectively pursue our growth strategies.

We primarily target Chinese language internet users in China for our marketers from all over the world. Through our enterprise solutions, we also access and gather data of users outside China as clients adopt our enterprise solutions. As a result, we may be directly or indirectly subject to the laws and regulations on online marketing, including data and privacy laws, of multiple jurisdictions.

In recent years, the PRC government has enacted legislation on internet use to protect personal information from any unauthorized disclosure. For example, on February 1, 2013, China’s first set of personal data protection guidelines, the Guidelines for Personal Information Protection in Information Security Technology Public and Commercial Service Systems, came into effect, which set forth detailed personal information protection requirements on data collection, data processing, data transfer and data creation. Although these guidelines are voluntary and non-binding, we believe that growing regulatory oversight of data privacy in China is inevitable. In addition, Amendment 9 to the PRC Criminal Law prohibits institutions, companies and their employees in the telecommunications and other industries from selling or otherwise illegally disclosing a citizen’s personal information or obtaining such information through theft or other illegal ways, and further stipulates that persons who sell or otherwise illegally disclose a citizen’s personal information obtained during the course of performing duties or providing services shall be subject to a heavier sentence. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, which became effective on June 1, 2017. Pursuant to the Cyber Security Law of the PRC, providers of network products and services shall provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. Moreover, the Provisions on Protection of Personal Information of Telecommunication and Internet Users is the specific regulation governing the collection, use, disclosure and security of personal information. Complying with these PRC laws and regulations may cause us to incur substantial costs or require us to change our business practices. Furthermore, the Personal Information Security Specification, last revised on March 6, 2020, or the China Specification, came into force on October 1, 2020. Although the China Specification is not a mandatory regulation, it nonetheless has a key implementing role in relation to China’s Cyber Security Law in respect of protecting personal information in China. It is likely that the China Specification will be relied on by Chinese government agencies as a standard to determine whether businesses have abided by China’s data protection rules. The China Specification has broadened the scope of personal sensitive information, or PSI, including but not limited to phone number, transaction record and purchase history, bank account, browse history, and e-ID info such as system account, email address and corresponding password, and thus, the application of explicit consent under the China Specification is more far reaching. Furthermore, under the China Specification, the data controller must provide the purpose of collecting and using subject personal information, as well as business functions of such purpose, and the China Specification requires the data controller to distinguish its core function from additional functions to ensure the data controller will only collect personal information as needed. Our failure to comply with the China Specification could result in governmental enforcement actions, litigation, fines and penalties, which could have a material adverse effect on our business, results of operations, financial condition and prospects. On November 28, 2019, the Cyberspace Administration of China, or the MIIT, the Ministry of Public Security, and the State Administration for Market Regulation of the PRC jointly formulated the Method for Identifying the Illegal Collection and Use of Personal Information by Applications, which explicitly sets out the specific methods of identifying six types of illegal behaviors of collecting and using personal information through applications. If we are unable to respond to changing laws, regulations, policies and guidelines related to privacy or cyber security, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

In the European Union, or EU, to the extent it is applicable to the processing operations carried out in the course of our activities, the General Data Protection Regulation, or the GDPR, which became applicable on May 25, 2018, has a broad territorial scope affecting the processing of personal data by companies outside of the EU offering goods and services to, or monitoring the behavior of, individuals in the EU. The GDPR introduces new obligations for subject companies in the area of privacy and data protection. The GDPR implements more stringent legal and operational requirements for both processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, new rights for data subjects with respect to their data (including by enabling them to exercise rights to erasure and data portability), mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. The GDPR further provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could further limit our ability to use and share personal data and could require localized changes to our operating model. Under the GDPR, fines of up to a 20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be imposed in certain cases of non-compliance. To the extent the GDPR is applicable, the implementation of the GDPR may require amendments to our procedures and policies or the agreements we have with our service providers and clients, and these changes could impact our business by increasing its operational and compliance costs. The EU has also released a proposed Regulation on Privacy and Electronic Communications, or the e-Privacy Regulation, to replace the EU’s current Privacy and Electronic Communications Directive, or the e-Privacy Directive, to, among other things, achieve a greater harmonization among EU member states and better align the rules governing electronic communications (e.g., in relation to the use of cookies and other tracking technologies and protection against spam) with the requirements of the GDPR. While the ePrivacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is still going through the European legislative process and commentators now expect it to be adopted by the end of 2020. The current draft of the ePrivacy Regulation imposes strict opt-in e-marketing rules with limited exceptions to business to business communications and significantly increases fining powers to the same levels as GDPR. Regulations of cookies and web beacons may lead to broader restrictions on our online activities, including efforts to understand followers’ internet usage and promote ourselves to them.

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

Clients of our enterprise solutions will depend on our support to resolve technical issues relating to our applications. We may be unable to respond quickly enough to accommodate short-term increases in their demand for support services. Increased demand for these services, without corresponding revenues, could increase costs and adversely affect our operating results. In addition, our sales growth can be highly dependent on our applications and business reputation and on positive recommendations from clients. Any failure to maintain high-quality technical support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation, our ability to sell our service offerings to existing and prospective customers, and our business, operating results and financial position.

If we fail to innovate, adapt and respond timely and effectively to rapidly changing technologies and new trends, our solutions may become less competitive or obsolete.

Our future success will depend on our ability to continuously innovate, enhance and broaden our solutions to meet evolving needs for online marketing, data and intelligent enterprise solutions, and address technological advancements and new trends in these areas, in particular the growing popularity of online marketing via mobile channel. We may not be able to timely identify and respond to these new trends. The design of mobile devices and operating systems is controlled by third parties with which we do not have any formal relationship. These parties frequently introduce new devices, and from time to time they may introduce new operating systems or modify existing ones. Network carriers may also restrict our ability to access specific content on mobile devices. If we fail to innovate or adapt our technologies and solutions so that they are compatible with these devices or operating systems, which in turn require that we maintain adequate research and development personnel and resources, our solutions may become less competitive or obsolete. In addition, any new solution that we develop may not receive wide acceptance as we anticipated. Any of these events could materially and adversely affect our business, results of operations and prospects.

If we are unable to protect our proprietary information or other intellectual property, our business could be adversely affected.

As of December 31, 2020, we held two patents and 92 computer software copyrights in China, and 24 registered trademarks in China, Hong Kong and Singapore. We rely on a combination of trademark and trade secret laws, and contractual restrictions, including through confidentiality, non-disclosure and assignment of invention assignment agreements with our key employees, consultants and third parties with whom we do business, to establish, maintain and protect our proprietary information and other intellectual property. Policing any misappropriation, unauthorized use or reverse engineering our proprietary information and other intellectual property is difficult and costly and the steps we have taken may be inadequate. For example, contractual restrictions may be breached, and we may not succeed in enforcing our rights or have adequate remedies for any breach of laws or contractual restrictions. In addition, we may not be able to enter into agreements or arrangements with everyone who has access to our proprietary information or contributes to the development of our intellectual property. Moreover, our trade secrets may be disclosed to or otherwise become known or be independently developed by competitors, and in these situations we may have no or limited rights to stop others’ use of our information.

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

We have expanded our business and offerings through organic growth as well as acquisitions and strategic investments. For example, in July 2015, we acquired OptAim, a mobile marketing business. Since the acquisition, we have substantially expanded our mobile marketing business, with OptAim’s complementary mobile analytics, attribution technologies, and content distribution channel partners that allow marketers to track and optimize marketing campaigns on mobile channels.

In January 2019, we made a controlling investment in Changyi, as we seek to extend our client solutions beyond the core online marketing business, addressing enterprise needs in China, particularly in the emerging area of Smart Retail—an expanding and innovative market involving the combination of online and offline solutions. In October 2020 and December 2020, we further increased our equity stake in Changyi. We have since made additional investments and acquisition to expand our enterprise solution offerings.

In May 2020, we made a controlling investment in Optimal Power Limited to acquire certain premium media licensing assets covering a number of jurisdictions in the Asia-Pacific.

In October 2020, we acquired CMRS Group Holding Limited, or CMRS, a leading marketing automation solution provider in China. The acquisition will allow us to further enhance our full product offerings, leveraging CMRS’s marketing automation capabilities, in particular, for cross-border customers’ marketing into China.

In January 2021, we issued certain Class B ordinary shares to Baozun, a leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China and entered into a strategic cooperation framework agreement with it. Pursuant to the strategic cooperation framework agreement, we and Baozun will collaborate in developing a full-cycle, closed-loop e-commerce service model, covering areas such as system development, IT services, digital marketing, store operation, customer services and warehousing and fulfillment services to better serve potential brand partners.

Past and future acquisitions, strategic investments, partnerships or alliances could be difficult to integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value and adversely affect our business and results of operations. We have limited experience in acquiring and integrating businesses, products and technologies. If we identify an appropriate acquisition candidate, we may not be successful in negotiating the terms and/or financing of the acquisition, and our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or client issues. Any acquisition or investment may require us to use significant amounts of cash, issue potentially dilutive equity securities or incur debt. In addition, acquisitions, including our acquisitions of OptAim and CMRS, our strategic investment in Changyi and Optimal Power Limited, involve numerous risks, any of which could harm our business, including:

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

As of December 31, 2020, we had goodwill of US$74.4 million, which represented approximately 15.8% of our total assets, the majority of which was related to (i) OptAim and its subsidiaries, its VIE and the VIE’s subsidiary, which we acquired in 2015, (ii) Changyi, of which we acquired the controlling interest in 2019, and (iii) CMRS Group Holding Limited, or CMRS, of which we acquired in 2020. Goodwill is measured on the date of acquisition and is not amortized, but is reviewed for impairment at least annually or more frequently if impairment indicators arise. In evaluating the potential for impairment of goodwill, we make assumptions regarding future operating performance, business trends, and market and economic conditions. Such analyzes further require us to make judgmental assumptions about sales, operating margins, growth rates, and discount rates.

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

Our management has concluded that our internal control over financial reporting was not effective as of December 31, 2020. We and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. These two material weaknesses identified relate to (1) the lack of sufficient accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements, and (2) the lack of an up-to-date manual of accounting policies and procedures to facilitate preparation of US GAAP financial statements, which could result in adjustments to US GAAP not identified in a timely and complete manner, causing material misstatements in the Company's financial reporting. We have taken measures to remediate these weaknesses. In particular, we continue to put more effort in hiring additional qualified accounting staff with an appropriate understanding of U.S. GAAP and SEC reporting requirements. Furthermore, we request our existing accounting personnel to complete external courses relating to U.S. GAAP and SEC reporting such that the accounting personnel can earn the necessary credentials to be qualified as certified public accountants in the U.S. We will also continue to require our existing accounting personnel to regularly attend U.S. GAAP and SEC reporting requirement training and workshops hosted by external organizations at least on an annual basis. In addition, we have amended our accounting manual to include U.S. GAAP and SEC financial reporting requirements and also implemented a regular review process to ensure timely update with the new accounting pronouncements and SEC reporting requirements. See “Item 15. Controls and Procedures.” We cannot assure you, however, that these measures may fully address these deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. This could in turn result in the loss of investor confidence in the reliability of our financial statements. As a result of these, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. Furthermore, we have incurred and may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

The optimal performance of our solutions relies on the continued and uninterrupted performance of our systems, software and hardware infrastructure, and security and integrity of our data. They are vulnerable to damages from a variety of sources, some of which are out of our control, including telecommunication failures, power outages, cyber-attacks, or other malicious human acts and natural disasters. Any steps we take to increase the reliability and redundancy of our systems, software and hardware infrastructure supporting our platform and solutions and to improve the security of our data assets may be expensive and may not be successful in preventing system failures or disruption. For example, techniques used to obtain unauthorized access to or sabotage our data or otherwise hack our systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. Sustained or repeated failures or disruption in our systems, including from security breaches, whether actual or perceived, could significantly reduce the attractiveness of our solutions, harm our reputation, result in our liabilities and have a material adverse effect on our business and results of operations.

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

Complaints, litigation, regulatory actions or other negative publicity that arise about the online marketing industry in general or our company in particular, including on the quality, effectiveness and reliability of marketing solutions, privacy and security practices, and online marketing content, even if inaccurate, could adversely affect our reputation and client confidence in, and the use of, our solutions. Harm to our reputation and client confidence can also arise for many other reasons, including employee misconduct, misconduct of our data and content distribution channel partners, data center providers or other counterparties, failure by these persons or entities to meet minimum quality standards or otherwise fulfill their contractual obligations or to comply with applicable laws and regulations. Additionally, negative publicity with respect to our data or content distribution channel partners could also affect our business and results of operation to the extent that we rely on these partners or if marketers or marketing agencies associate our company with such partners.

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

We intend to continue to make investments to support our business growth and may require additional funds, to respond to business challenges, including to better support and serve our clients and provide better terms for our clients to capture more market share, develop new features or enhance our platform and solutions, improve our operating and technology infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in public or private equity, equity-linked or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. Some of our credit agreements include a financial covenant that requires us to meet certain minimum monthly adjusted quick ratio and minimum quarterly EBITDA. In addition, any debt financing that we secure in the future could involve additional restrictive covenants relating to our capital raising activities and other financial and operational matters, including the ability to pay dividends. These restrictions may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and respond to business challenges could be significantly impaired, and our business and prospects could be adversely affected.

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

A downturn in global economy could reduce the demand for our solutions, which could materially and adversely affect our business and results of operations.

The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and is facing new challenges, including the escalation of the European sovereign debt crisis from 2011.

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

There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States, China and Europe. The stock markets around the world have experienced extreme volatility, in reaction to the COVID-19 outbreak and governments’ responses thereto, including the recent rate reductions by the Federal Reserve. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global economy may reduce the demand for our solutions and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Risks Related to Our Corporate Structure

We rely on the contractual arrangements that establish the structure for certain of our operations in China.

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

After the abolishment of the foreign ownership restriction in advertising business, we had been transferring the advertising business previously operated by our VIE, OptAim Network, primarily consisting of our mobile marketing solution business, to our wholly-owned subsidiaries. As of December 31, 2018, our wholly-owned subsidiaries had replaced OptAim Network as contracting party for all our mobile marketing solution business. In November 2018, OptAim Network made a controlling investment in Myhayo, a content distribution channel and a mobile content aggregator of articles and short videos in the PRC, which presents customized feeds to users via its mobile application. The mobile application operated by Myhayo allows users to earn points from their daily access, which could be used to redeem cash rewards. It is unclear whether Myhayo’s business model would render it a commercial operator of value-added telecommunication services under the relevant PRC laws, in which case Myhayo would be required to hold a value-added telecommunication license. In August 2019, Myhayo obtained the value-added telecommunication license that has a validity term of five years. See “—Risk Related to Our Business and Industry—If we fail to maintain or renew the value-added telecommunication license, or fail to obtain other requisite license, or approvals or filings in China, the business carried out by certain consolidated entity may be materially and adversely affected.” Current PRC laws and regulations impose certain restriction on foreign investment in value-added telecommunication services. See “—Regulations—Regulations on Foreign Direct Investment in Value-Added Telecommunications Companies.” As a result, we made our controlling investment in Myhayo through OptAim Network, our VIE. In 2017, OptAim Network contributed 11.1% to our gross billing and 20.2% of our net revenues. In 2018, OptAim Network contributed 0.7% to our gross billing and 1.8% of our net revenues. In 2019, OptAim Network contributed 3.6% to our gross billing and 11.5% of our net revenues. In 2020, OptAim Network contributed 3.3% to our gross billing and 8.7% of our net revenues.

Under the Measures on the Administration of Foreign-related Surveys, or the Foreign-related Surveys Measures, promulgated by the National Bureau of Statistics of China on October 13, 2004, no individual or organization may conduct any foreign-related survey without a license for foreign-related survey granted by the National Bureau of Statistics in China or its local counterparts.

Under the Catalogue for the Guidance of Foreign Investment Industries, or Foreign Investment Catalog, promulgated by the Ministry of Commerce and National Development and Reform Commission on June 28, 2017, only a domestic enterprise or a sino-foreign enterprise which meets the several requirements stipulated in the Foreign-related Surveys Measures can apply for a license for the foreign-related survey. On June 23, 2020, MOFCOM and the NDRC jointly promulgated the Special Administrative Measures (Negative List 2020) for Foreign Investment Access, or the Special Administrative Measures, which replaced the negative list attached to the Foreign Investment Catalog in 2019. Industries that are not listed in the Special Administrative Measures are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations. We do not believe our collection and use of multiple kinds of data from multiple sources in China to improve the cost-effectiveness of marketing campaigns for marketers in and outside China fall within the scope of “foreign-related survey” under the Foreign-related Survey Measures listed under the Special Administrative Measures. However, there are uncertainties under the PRC Laws whether such activities may be deemed as “foreign-related survey,” which would require a foreign-related survey license from the National Bureau of Statistics in China or its local counterparts. If the PRC regulatory authorities disagree with our interpretation of what would constitute foreign-related survey and enforcement practices on foreign-related survey licensing requirement or if we expand our business scope to engage in activities falling within the scope of foreign-related survey, we will need to continue to rely on OptAim Beijing’s contractual arrangements with OptAim Network and its shareholders to conduct certain of our operations in China, including to transfer such operations to our VIE to the extent they are deemed foreign-related survey.

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

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. Please see “—Substantial uncertainties exist with respect to the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” for more information. If the ownership structure, contractual arrangements and business of our company, our PRC subsidiaries or our consolidated variable interest entity and its subsidiary are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our

PRC subsidiaries, consolidated variable interest entity or its subsidiary, revoking the business licenses or operating licenses of our PRC subsidiaries, consolidated variable interest entity or its subsidiary, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our offerings and equity issuances to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business and results of operations. If any of these occurrences results in our inability to direct the activities of our consolidated variable interest entity and its subsidiary, and/or our failure to receive economic benefits from our consolidated variable interest entity and its subsidiary, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

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

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. On December 26, 2019, the State Council adopted the Implementing Rules for the Foreign Investment Law of the People’s Republic of China, which took effect on January 1, 2020, to interpret and implement the Foreign Investment Law. However, uncertainties still exist in relation to the nature of “variable interest entity” structure. As a result, the Foreign Investment Law may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

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

We are subject to many of the economic and political risks associated with emerging markets due to our operations in China and Hong Kong. Adverse changes in China or Hong Kong’s economic, political and social conditions as well as government policies could adversely affect our business and prospects.

Our primary operations are based in, and a substantial percentage of our revenue is generated from China, one of the world’s largest emerging markets. In light of our operations in an emerging market, we may be subject to risks and uncertainties including fluctuations in GDP, unfavorable or unpredictable treatment in relation to tax matters, expropriation of private assets, exchange controls, restrictions affecting our ability to make cross-border transfer of funds, regulatory proceedings, inflation, currency fluctuations or the absence of, or unexpected changes in, regulations and unforeseeable operational risks. In addition, our business, prospects, financial condition and results of operations may be significantly influenced by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures that focus on taking into account market forces to effect economic reform aimed at reducing the state ownership of productive assets and the establishing improved corporate governance in business enterprises, a substantial portion of China’s productive assets are still owned by the government. In addition, the PRC government continues to play a significant role in regulating development through industrial, economic and business policies. The PRC government also exercises significant control over China’s economic growth through its allocation of resources, control of payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment for particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures, which may benefit the overall Chinese economy, may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, the PRC government has from time to time implemented certain measures, including interest rate changes, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, the Chinese economy has slowed down. According to the World Bank, China’s real GDP growth rate was 6.1% in 2019, and slowed to 2.3% in 2020. Any prolonged slowdown in the Chinese economy may reduce the demand for our services and materially and  adversely affect our business and results of operations. There have also been concerns about the relationships among China and other Asian countries, the relationship between China and the United States, as well as the relationship between the United States and certain Asian countries such as North Korea, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, leading to reduction in demand for our services and solutions and adversely affect our competitive position. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China could have a material adverse effect on business and consumer spending and, as a result, adversely affect our business, financial condition and results of operations.

Developments in U.S.-China relations, including any escalation of political or trade tensions, could negatively affect our business and the market for our ADSs.

Our principal executive offices are in Hong Kong, and we derive a substantial percentage of our revenue from China. We also continuously seek to expand our international footprint. Accordingly, international trade or political tensions, especially those affecting China and Hong Kong’s relations with the United States, could affect us.

In recent years, political tensions between the United States and China have escalated due to factors including the COVID-19 outbreak and related issues, China’s enactment of national security legislation for Hong Kong, the United States’ enactment of the Hong Kong Autonomy Act, U.S. sanctions imposed on certain Chinese and Hong Kong officials, the U.S. executive order of November 2020 prohibiting U.S. persons from buying securities of certain “Communist Chinese military companies”, the United States’ imposition of import bans on certain companies and products based on “forced labor” allegations, and a January 2021 U.S. executive order authorizing restrictions on dealings with persons who develop or control certain China-connected software applications companies. We could also be affected by U.S. actions targeting specific Chinese companies we do business with, such as the August 2020 U.S. executive orders prohibiting certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and their respective subsidiaries. China has responded to some of the U.S. actions listed above in actions generally perceived as retaliations, including imposing sanctions on certain U.S. officials and lawmakers, the adoption of China’s Unreliable Entity List, and China’ s tightening of export rules for sensitive technology under its Export Control Law, which came into effect in December 2020.

The types of government actions described in the paragraph above are in practice discretionary and highly political. In a relationship as broad and complex as that between the United States and China, it is difficult to predict the full impact of these laws, executive orders and regulations on either us or the overall bilateral relationship. For example, the U.S. administration has not yet implemented the restrictions on transactions with Tencent under the August 2020 executive order or the restrictions on dealings with persons that develop or control certain Chinese connected software application companies under the January 2021 executive orders; accordingly, the precise timing and scope of restrictions that may be imposed is not yet known. We partner and have business with some of the companies referred to in these executive orders, including Tencent, with which we do substantial business. If a broad prohibition against transactions with Tencent or other companies that we partner or have business with were to be implemented, our business and results of operations could be materially and adversely affected. We cannot assure you that there will not be additional laws, regulations or executive orders or that existing laws regulations or executive orders will be interpreted in ways that impact us. Furthermore, developments in U.S.-China relations could cause investor uncertainty, and the market price of our ADSs could be adversely affected.

In addition to political tensions, international trade disputes could result in tariffs and other protectionist measures that could adversely affect our business and investor sentiment. The U.S. initiated certain trade actions, primarily higher tariffs, against China beginning in early 2018 and China took certain actions in retaliation. Although the two countries reached the so-called “Phase One” trade deal in January 2020, the long-term stability of their trade relationship remains uncertain. Higher tariffs could increase the cost of goods and services, which could affect our customers’ marketing budget or lead to generally lower levels of economic activity. As we are expanding our business internationally, any unfavorable government policies on international trade, such as capital controls or tariffs, could also affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation or regulations are implemented or if existing trade agreements are renegotiated, including in relation to political developments in the relationship, such changes could have an adverse effect on our business, financial condition and results of operations. In addition, any escalation in existing trade tensions or the advent of a trade war or related news or rumors, could affect consumer confidence and have a material adverse effect on our business, results of operations and, ultimately, the trading price of the ADSs.

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

In addition, the PRC tax authorities may require our PRC subsidiaries to adjust its taxable income under the contractual arrangements it currently has in place with our consolidated variable interest entity in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. Furthermore, the failure of our beneficial owners who are PRC residents to register or comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may also limit our PRC subsidiaries’ ability to distribute dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to investments in offshore special purposes companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.”

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

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by, registration or record filing with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, or FICMIS, and registration with other governmental authorities in China. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with the State Administration of Foreign Exchange, or SAFE, or its local branches, and (ii) except as otherwise regulated by laws or regulations each of our PRC subsidiaries may procure loans which do not exceed the difference between its registered capital and its total investment amount as recorded in FICMIS, or as an alternative, do not exceed the upper limit as specified in the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing as promulgated by People’s Bank of China, or the PBOC, on January 11, 2017. Any medium or long term loan to be provided by us to our variable interest entity must be recorded and registered by the NDRC and SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such recording or registration, our ability to use the proceeds of our offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

A substantial portion of our revenues and costs are denominated in Renminbi, whereas our reporting currency is the U.S. dollar. Any significant appreciation or depreciation of the Renminbi may materially and adversely affect our revenues, earnings and financial position as reported in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from our offshore fundraisings into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have an adverse effect on the U.S. dollar amount available to us.

We estimate that a 10% depreciation of the Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2018 would result in a decrease of US$14.1 million and US$11.6 million in our net revenues and cost of revenues in 2018, respectively; a 10% depreciation of the Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2019 would result in a decrease of US$19.6 million and US$15.9 million in our net revenues and cost of revenues in 2019, respectively; and a 10% depreciation of the Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2020 would result in a decrease of US$22.7 million and US$18.7 million in our net revenues and cost of revenues in 2020, respectively.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a substantial portion of our revenues in Renminbi. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiaries and HK subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. However, approval from or registration with appropriate government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies, as enterprises shall duly file the cross- border financing contracts according to the Circular of the PBOC on Matters relating to the Macro-prudential Management of Full-covered Cross-border Financing for the Issuance of Foreign Debts by Enterprise, or Circular on Management of Cross-border Financing, effective on January 11, 2017, and any medium or long term loan to be provided by foreign entities to domestic enterprises must be recorded and registered by the National Development and Reform Committee, or the NDRC, according to the Circular on Promoting the Administrative Reform of the Record-filing and Registration System for the Issuance of Foreign Debts by Enterprises, or Circular on Promoting the Administrative Reform, by the NDRC on September 14, 2015.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

PRC regulations relating to investments in offshore special purposes companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014. SAFE Circular 37 requires PRC residents to register with the local SAFE branches in connection with their direct establishment or indirect control of any offshore entity, referred to in SAFE Circular 37 as a “special purpose vehicle,” for the purpose of overseas investment and financing with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. SAFE Circular 37 requires further registrations in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material events. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill this required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and it may be restricted from contributing additional capital into its PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liabilities under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local banks shall examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration under SAFE Circular 37 since June 1, 2015. Beneficial owners of the special purpose vehicle who are PRC citizens are also required to make annual filing with the local banks regarding their overseas direct investment status.

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

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A rules, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, were triggered.

Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress of the PRC, which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors which became effective in March 2011 requires acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted incentive share awards by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by SAFE in 2012, or the 2012 SAFE Notices. Pursuant to the 2012 SAFE Notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete SAFE registrations may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information On the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange—Equity Incentive Plans.”

The State Administration of Taxation, or the SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information On the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange—Equity Incentive Plans.”

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

We are an exempted limited liability company, used as holding company, incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries, as paid to us through our Hong Kong subsidiaries, to satisfy part of our liquidity requirements. Pursuant to the PRC EIT Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, and Circular 81 issued by the SAT, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise throughout the 12 months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other requirements. Furthermore, under the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, which became effective in January 1, 2020, the non-resident enterprises shall determine whether they are qualified for preferential tax treatment under the tax treaties and file relevant reports and materials with the tax authorities. There are also other conditions for benefiting from the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” We cannot assure you that our determination regarding our Hong Kong subsidiaries’ qualification to benefit from the preferential tax treatment will not be challenged by the relevant PRC tax authority or that we will be able to complete the necessary filings with the relevant PRC tax authority and benefit from the preferential withholding tax rate of 5% under the Double Taxation Avoidance Arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiaries.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT in 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.

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

On October 17, 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37, effective in December 2017, which supersedes SAT Circular 698 as a whole and partially amended some provisions in SAT Circular 7. SAT Circular 37 further reduces the burden of withholding obligator, such as revocation of contract filing requirements and tax liquidation procedures, strengthens the cooperation of tax authorities in different places, and clarifies the calculation of tax payable and conversion of foreign exchange.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed or subject to withholding obligations in such transactions, under SAT Public Notice 7 and SAT Circular 37. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Public Notice 7 and SAT Circular 37. As a result, we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Recent litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have an adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for these companies. Various equity-based research organizations have published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums and could have an adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect the audit work of our independent registered public accounting firm with respect to our operations in mainland China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor is registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB. Pursuant to laws in the United States, the PCAOB has authority to conduct regular inspections of independent registered public accounting firms registered with the PCAOB to assess their compliance with the applicable professional standards. The PCAOB is currently unable to conduct inspections over the audit work of our independent registered public accounting firm with respect to our operations in mainland China without the approval of certain Chinese authorities.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission (the “CSRC”) and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

If the United States and China are not able to resolve the issues over PCAOB inspections in China or we are not otherwise able to retain a PCAOB-inspected auditor, the market price of our ADSs could be materially adversely affected, and our ADSs could be delisted from the NASDAQ Global Market, if we are unable to meet the PCAOB inspection requirement in time. In addition, the uncertainty around the HFCAA could adversely affect the market price of our ADSs.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011, the China-based “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the China-based “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934, or the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding PRC-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the U.S.

Risks Related to Our American Depositary Shares

The market price for our ADSs may be volatile.

Since our ADSs became listed on NASDAQ Global Market on December 21, 2017, the trading price of our ADSs has ranged from US$2.81 to US$18.30 per ADS. The trading prices of our ADSs are volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. Furthermore, as a result of the narrow band of our ADSs publicly available for trading, small trades can cause significant percentage changes in valuation in a short time period. Such volatility may affect the attitude of investors towards our securities, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of our ADSs.

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

•	announcements of studies and reports relating to the quality of our solutions and service offerings or those of our competitors;
•	changes in the economic performance or market valuations of other providers of marketing solutions;
•	actual or anticipated fluctuations in our quarterly results of operations and changes in or revisions to our expected results;
•	changes in financial estimates by securities research analysts;
•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;
•	additions to or departures of our senior management;
•	detrimental negative publicity about us, our management or our industry;
•	fluctuations of exchange rates between Renminbi and the U.S. dollar;
•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;
•	sales or perceived potential sales of additional ordinary shares or ADSs; and
•	potential litigation or regulatory investing actions.

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

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 20 votes per share based on our dual-class share structure. Two ADSs represent one Class A ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

As of the date of this annual report, Mr. Sammy Hsieh, our chairman of the board of directors and co-founder, Mr. Jian Tang, our chief executive officer and co-founder, beneficially own an aggregate of 4,385,078 Class B ordinary shares. Due to the disparate voting powers associated with our dual-class share structure, Mr. Hsieh and Mr. Tang, collectively beneficially owned approximately 62.0% of the aggregate voting power of our company as of March 31, 2021. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” In January 2021, we issued 649,349 Class B ordinary shares to Baozun Inc., or Baozun. In addition, Baozun entered into a share purchase agreement with an existing shareholder of us, pursuant to which Baozun purchased from such existing iClick shareholder 2,471,468 ADSs. After the closing of the above transactions, Baozun beneficially owned approximately 4% of our total outstanding shares, representing approximately 10% of our total voting equity. As a result of the dual-class share structure and the concentration of ownership, Mr. Hsieh, Mr. Tang and Baozun will have considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our directors, officers and principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Our directors and officers collectively owned an aggregate of 62.1% of the total voting power of our outstanding ordinary shares as of March 31, 2021. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result, they have substantial influence over our business, including significant corporate actions such as change of directors, mergers, change of control transactions and other significant corporate actions.

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

We adopted a stock option plan in 2010, or the 2010 Plan. We adopted another share incentive plan in 2017, or the 2017 Plan, which was renamed as the Post-IPO Share Incentive Plan in May 2018, or the Post-IPO Plan. We also adopted the 2018 Share Incentive Plan in May 2018, or the 2018 Plan, which replaces and reproduces the 2010 Plan in its entirety and assumes all awards granted under the 2010 Plan and the 2010 Plan was terminated as a result. The purpose of these plans is to grant share-based compensation awards to employees, directors and advisors to incentivize their performance and align their interests with ours. In addition, in December 2016, our board of directors and shareholders authorized the issuance of 1,068,114 restricted Class A ordinary shares to Mr. Jian Tang and certain other employees in China upon the fulfillment of certain performance conditions in 2017, and the issuance of 801,086 restricted Class A ordinary shares to Mr. Jian Tang and certain other employees in China upon the fulfillment of certain performance conditions in 2018. Since the performance conditions were not fulfilled in 2017 and 2018, the 1,068,114 and 801,086 restricted Class A ordinary shares were not issued to Mr. Jian Tang and certain other employees. We account for compensation costs for all share incentives using a fair-value based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with U.S. GAAP.

Under our 2018 Plan, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the plan is 2,398,137. As of March 31, 2021, options to purchase 375,597 Class A ordinary shares were outstanding under our 2018 Plan, including unvested options to purchase 110 Class A ordinary shares, and vested and unexercised options to purchase 375,487 Class A ordinary shares.

On September 22, 2018, August 31, 2020 and February 26, 2021, our board of directors approved an increase of 1,500,000 Class A ordinary shares,1,000,000 Class A ordinary shares and 1,000,000 Class A ordinary shares, respectively, to the award pool under the Post-IPO Plan. As a result, the maximum number of ordinary shares which may be issued pursuant to all awards under the Post-IPO Plan will initially be 4,500,000 Class A ordinary shares, plus an annual increase on the first day of each of our fiscal year during the term of the Post-IPO Plan commencing with the fiscal year beginning January 1, 2018, by an amount equal to the least of (i) 0.5% of the total number of Class A ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 150,000 Class A ordinary shares or (iii) such number of Class A ordinary shares as may be determined by our board of directors. As of March 31, 2021, the award pool under the Post-IPO Plan is 4,991,374 Class A ordinary shares. As of March 31, 2021, 1,336,233 Class A ordinary shares are outstanding under our Post-IPO Plan, representing the shares underlying the unvested 1,336,233 restricted Class A ordinary shares units.

We account for shared-based compensation for these share incentive awards using a fair value based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with U.S. GAAP. We will incur additional share based compensation expenses in the future as we continue to grant share incentives using the ordinary shares reserved for this platform. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.” We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share based compensation to them in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. Certain holders of our ordinary shares have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. We have also registered all ordinary shares that we may issue under our equity compensation plans. These shares can be freely sold in the public market subject to volume limitations applicable to affiliates. If any of these additional shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our ADSs could decline.

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

Our memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a dual-class share structure that gives greater voting power to the Class B ordinary shares beneficially owned by Mr. Sammy Hsieh, Mr. Jian Tang and Baozun, and a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADSs holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

As a company incorporated in the Cayman Islands, we have adopted certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ corporate governance requirements.

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

We are an exempted limited liability company incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, due to jurisdictional limitations, matters of comity and various other factors, the SEC, Department of Justice (“DOJ”) and other U.S. authorities may be limited in their ability to take enforcement actions, including in instances of fraud, against us or our directors and officers in China. In addition, shareholder claims that are common in the United States, including class action securities law and fraud claims, are generally uncommon in China.

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

Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

Under the deposit agreement for our ADSs, to the extent we have provided the depositary with at least 40 days’ notice of a proposed meeting, if voting instructions are not timely received by the depositary from you, you shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the shares represented by you ADSs as desired.

However, no such instruction shall be deemed given and no discretionary proxy shall be given (a) if we inform the depositary in writing that (i) we do not wish such proxy to be given, (ii) substantial opposition exists with respect to any agenda item for which the proxy would be given or (iii) the agenda item in question, if approved, would materially or adversely affect the rights of holders of shares and (b) unless we have provided the depositary with an opinion of our counsel to the effect that (i) the granting of such discretionary proxy does not subject the depositary to any reporting obligations in the Cayman Islands, (ii) the granting of such proxy will not result in a violation of any applicable law, public rule or regulation in force in the Cayman Islands and (iii) the courts of the Cayman Islands will give effect to the voting arrangement and deemed instruction as contemplated in the proxy under Cayman Islands law.

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

In January 2019, we made a controlling investment in Changyi, a leading independent software vendor based in Shanghai. In October 2020 and December 2020, we further increased our equity stake in Changyi. Changyi is a leading independent software vendor in China which provides intelligent retail and CRM solutions, through which we expect to further enhance our data-driven enterprise solutions business.

In May 2019, we formed a joint venture with VGI Global Media Plc, or VGI, in Thailand to expand the geographic reach of our marketing solutions. Through VGI, we offer a suite of mobile and new media solutions to help Southeast Asian consumer brands understand the purchasing behaviors of and penetrate Chinese consumers traveling in Thailand.

In May 2020, we acquired an 80% equity interest in Optimal Power Limited, a subsidiary wholly owned by Creative Big Limited, for US$28 million paid through the issuance of ADSs calculated at US$3.9 per ADS. As part of the transaction, Creative Big Limited injected certain premium media licensing assets into Optimal Power Limited covering a number of jurisdictions in the Asia-Pacific. In December 2020, we acquired the remaining 20% equity interest of Optimal Power Limited from the non-controlling interest shareholder at a cash consideration of US$7 million, our equity interests in Optimal Power Limited increased to 100%.

In October 2020, we acquired CMRS Group Holding Limited, or CMRS, a leading marketing automation solution provider in China. The acquisition will allow us to further enhance our full product offerings, leveraging CMRS’s marketing automation capabilities, in particular, for cross-border customers marketing into China.

In January 2021, we issued certain Class B ordinary shares to Baozun, a leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China and entered into a strategic cooperation framework agreement with it. Pursuant to the strategic cooperation framework agreement, we and Baozun will collaborate in developing a full-cycle, closed-loop e-commerce service model, covering areas such as system development, IT services, digital marketing, store operation, customer services and warehousing and fulfillment services to better serve potential brand partners.

In January 2021, we released iSCRM, a powerful off-the-shelf SaaS enterprise management platform for daily operations and social customer relationship management.  iSCRM leverages the updated features of WeCom, Tencent's communication platform for enterprises, to effectively attract new users and intelligently manage brands’ private domain traffic through integration of the various functions on WeChat Mini Program, WeCom and WeChat.

In February 2021, we entered into an agreement to acquire Parllay, a leading personalized marketing platform with deep expertise in WeChat-based CRM, e-commerce and marketing SaaS solutions in China. We anticipate utilizing Parllay's rich expertise to further enhance our product offerings, enlarge the potential clients base, and accelerate sales of our enterprise solutions. As of the date hereof, the acquisition is not yet completed.

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

We are a leading enterprise and marketing cloud Platform in China. We offer a consumer full lifecycle solution that addresses our clients’ needs from traffic acquisition, customer relations management and business decisions optimization driven by data analytics in today’s smart retail era. With our industry-leading marketing solutions as our entry point, we drive customer retention and loyalty with our data enterprise solutions and grow customer lifetime value with our intelligent enterprise solutions.

Our marketing solutions serve as an integrated cross-channel gateway that provides marketers with innovative and cost-effective ways to optimize their online marketing efforts throughout their marketing cycle and achieve their branding and performance-based marketing goals. Our integrated data-driven marketing solutions help marketers engage and activate potential customers, monitor and measure the results of marketing campaigns, and create content catering to potential customers across different content distribution channels through both PC and mobile devices. Our marketing solutions appeal to marketers by offering omni-channel reach to the Chinese audience. We provide our clients with one-stop access to a wide variety of cross-channel content distribution opportunities, including those from leading online publishers in China. We work closely with our content distribution partners to facilitate innovative and effective audience engagement.

Leveraging our data analytics and experience and expertise in online marketing, we launched our SaaS-based enterprise solutions in May 2018. Our data-driven enterprise solutions, which are built on Tencent cloud and leverage Tencent’s proprietary API connection and mini programs in Tencent’s WeChat ecosystem, help enterprises maximize the value of their data to gain actionable insights to improve CRM, decision-making and establishment of data-management platforms. Through the enterprise solutions, we are able to foster deeper relationship with clients beyond online marketing. As an increasing number of clients adopt our enterprise solutions, we expect to be able to continue to enhance the quantity, quality, and diversity of our data assets and refine our product and service offerings to improve customer experience. Our ability to develop tailored enterprise solutions to our key account clients foster strong relationships with them.

Our solutions are enabled and supported by our extensive data set, sophisticated data analytics capabilities and cutting-edge technologies. We collect data from a wide variety of channels, including through our proprietary tracking tools, from our marketers, publishers and ad exchanges when managing marketing campaigns, and to a lesser extent, from third-party strategic partners. From our large volume of unstructured data, we construct context-rich user profiles, utilizing our proprietary audience profiling and segmentation technologies. These user profiles, which are updated and refined on a continuous basis, typically include information on a user’s attributes, such as his or her demographics, geographic location, device preference, spending history, personal interests and other online or offline behavioral patterns. As of March 31, 2021, we had analyzed approximately 1,198.7 million active profiled users. Leveraging our sophisticated automation and deep learning technologies, we continually refine our big data analytics and update our user profiles to address the evolving needs of our clients, optimize the effectiveness of our solutions, and increase our operational efficiency while ensuring the stability of our data and platform as we scale up operations.

We take a flexible approach to delivering our solutions in order to cater to the preferences and levels of internal resources and expertise of our clients. Our clients may choose to access our solutions through (i) self-service, under which they have the flexibility to utilize our solutions “a la carte” to complement their existing marketing resources, or through (ii) managed service, under which our account management team provides in-depth services utilizing our solutions that suit the clients’ specified marketing objectives and budgets.

The success of our solutions is evidenced by our strong, diverse and recurring client base from a broad range of industry verticals, including but not limited to entertainment and media, E-commerce, travel and hospitality, automobile and petroleum, and banking and finance. Our clients primarily include large enterprises, from different geographic regions in and outside China, including approximately 320 multinational companies in 2020.

For our marketing solutions, we generate revenues primarily from clients’ marketing spend through our platform as they utilize our solutions in cost-plus and specified action marketing campaigns, and to a less extent from incentives granted by the publisher under our sales agency arrangement. In 2018, 2019 and 2020, our revenue from marketing solutions amounted to US$160.0 million, US$190.0 million and US$225.9 million, respectively. For our enterprise solutions, we generate revenue primarily from the upfront and on-going subscription fees our clients pay. We saw significant growth in revenue from enterprise solutions from US$10.4 million in 2019 to US$28.9 million in 2020.

Our Solutions

We are a leading enterprise and marketing cloud platform in China. We offer a consumer full lifecycle solution that addresses our clients’ needs from traffic acquisition, customer relations management and business decisions optimization driven by data analytics in today’s new smart retail era. With marketing solutions as our entry point, we drive customer retention and loyalty with our data enterprise solutions and growing customer lifetime value with our intelligent enterprise solutions.

Through our suite of end-to-end solutions, enabled and supported by our extensive data set, sophisticated data analytics capabilities and cutting-edge technologies, we deliver highly integrated customer experience and address clients’ needs to:

•	identify their potential customers;
•	engage and activate potential customers;
•	monitor and measure the results of online marketing campaigns;
•	create content catering to their potential customers;
•	build and operate personalized storefronts on social media platforms;
•	develop SaaS-based tools;
•	utilize data analytics to advise business decisions; and
•	marketing automation

The diagram below illustrates our suite of solutions:

Marketing Solutions

Audience Engagement and Activation Solutions: iAccess

iAccess is our cross-channel audience engagement and activation solution tailored for brand awareness-driven campaigns and performance-driven campaigns. iAccess provide marketers with a comprehensive suite of targeting or re-targeting options to reach out to, or re-connect with, potential audience identified by iAudience. Marketers can choose to target these audience based on their gender, age, income levels, geographic locations, interest, device, and device operating system. Marketers are also afforded the flexibility to select their preferred content format, budgeting requirement, display frequency and time to reach these audience.

Below is a sample interface for our iAccess solution.

Content Creation Solution: Influencer Marketing

In 2020, we launched a number of products that capitalize on the rapidly-growing trend of marketing in the form of short-form videos and live-streaming through key opinion leaders (“KOL”)’s influence over the end consumers. For example, iFans, our KOL marketing intelligence platform, enables marketers to manage and analyze the impact of KOLs on key social media platforms such as Xiaohongshu and Bilibili through multi-dimensional real-time data analysis that leverages our long-established industry experience in the targeted marketing industry. Additionally, Live Streaming++, our AI-driven live streaming tool, equips KOLs with the most advanced intelligent live streaming tools and special effects to improve the marketing effectiveness of live streaming. Leveraging our strong media network in both domestic and international markets, we also operate a multi-channel network business that amplifies and monetizes the influence of KOLs to further enhance clients’ brand awareness through social media.

Our Enterprise Solutions

Leveraging our data analytics expertise and experience in online marketing, we launched our SaaS-based enterprise solutions in May 2018 to help businesses improve operational and marketing efficiencies. Our enterprise solutions help clients collate information from different consumer touchpoints both offline and online, and integrate them into a single data management platform to drive sales and marketing decisions. Our enterprise solutions are currently primarily established on WeChat, a widely used social platform in China that is owned and operated by Tencent Holdings Limited. Our enterprise solutions include data enterprise solutions and intelligent enterprise solutions.

Our data enterprise solutions include iAudience and iNsight, which were previously under our marketing solutions. We have been broadening our data sources, upgrading analysis modules and enhancing the data functionality of these two products as to help clients better formulate business decisions and marketing campaign strategies. The reclassification also highlights the importance of our data products to enrich our enterprise solutions offerings.

iAudience

iAudience is our market intelligence platform empowered by our proprietary data and cutting-edge marketing technology, to provide real-time insights of the target audiences and competitive landscapes in China, that allows enterprises to explore potential market opportunities and drive long-term business growth. Our clients can uncover target audiences by simply typing in a list of keywords, such as brand names, products of interest or competitors brand names and products, and iAudience will automatically suggest other keywords usually associated with, or used in, the relevant contexts, and then search our database of user profiles to identify the most relevant user profiles to target. In addition, iAudience’s market module provides 53 ready-made market segments’ audience plans including travel, education, finance, automobile, real estate and more, with key analysis metrics to streamline the audience identification process for marketers in these industries, who can identify their desired user profiles and compare two market segments in just one click.

iAudience’s brand module helps clients map out the brand positioning and competitive landscapes by showing the overlaps of their consumers and their competitors. This enables marketers to filter out brand loyalists from brand switchers for more effective, bespoke communication and implement the most appropriate content and marketing strategies to further grow their customer base.

Below is a sample interface for our iAudience solution.

iNsights

iNsights is our all-in-one marketing analytics platform, that integrates and analyses cross-channel campaigns covering China and overseas markets. Utilizing full-data analytics to produce reliable and accurate insights, iNsights helps clients analyze their campaign performance to refine campaign strategies and guide future campaign planning. Through a user-friendly interface, marketers can view their campaign performance information, including number of visitors, number of conversions and other useful information for each online channel individually and for multiple online channels in the aggregate. In addition to basic campaign performance information, iNsights provides marketers with in-depth analyses, including:

•

Conversion path analysis—Holistic analysis of when, where and how a user interacts with various devices by the multiple touch points he or she has come in contact with, including the “last mile” through which the user is converted, i.e., making a purchase or otherwise taking an action that the marketer desires; and

•

Cross-channel effectiveness analysis—Analysis of the effectiveness of the various marketing channels in achieving different marketing objectives and their respective cost effectiveness. Combining these with conversion path analyses, marketers can identify the portfolio of channels that work in tandem with each other to generate the greatest marketing impact and effectiveness.

Below is a sample interface for our iNsights solution.

In addition to data enterprise solutions, we also offer a suite of intelligent enterprise solutions. For example, we have built up tailored mini programs or mini program stores based on WeChat to fulfill specific requirements of our clients. The mini programs or mini program stores offer our clients not only a WeChat-based e-commerce marketplace but also an interface for them to directly engage with their consumers. We have also establishment a consumer data platform, or CDP, to address some legacy data silo issues our clients face in China. Our CDP facilitates AI-driven personalized marketing campaigns and drives precise and real-time retail and sales decisions such as store expansions, product selection and offerings to targeted customer segments, as well as personalized customer services. For example, it provides location-based services to target potential customers within 5km of a client’s physical store, attracting more traffic and enabling other marketing triggers.

Our Data and Data Analytics Capabilities and Technologies

Our Data Assets

Our data assets are the backbone of our solutions and data analytics capabilities. We had analyzed approximately 1,198.7 million active profiled users in China as of March 31, 2021. According to the China Internet Network Information Center, there were 989 million internet users in China as of December 31, 2020 and the number of mobile internet users in China had reached 986 million up to December 2020.

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

We distill structured variables from large volume of unstructured data to construct context-rich user profiles. As of March 31, 2021, we analyzed approximately 1,198.7 million active profiled users. We “pre-package” our user profiles into audience groups that can be utilized by specific industry verticals for precise targeting. Data involving our user profiles and audience groups are continuously fed into our content distribution opportunity matching process, enabling marketers to make cost-efficient decisions on real-time audience engagement opportunities and continuously optimize these decisions to access and activate their target audience through different channels.

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

•

Natural language processing (NLP) algorithms — Our NLP algorithms are important elements of our contextual analysis engine. We use these algorithms to extract structure from unstructured data, so that it can be processed and analyzed effectively. Our NLP algorithms are designed to understand and analyze Chinese and English languages and their usage in various contexts. They enable the extraction of information about entities, correlations, sentiments and emotions from vast amounts of text converted from audio and video streams and other digital content. In addition, we combine deep learning techniques with our natural language processing capabilities to further enhance the accuracy of attributes of our user profiles.

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

Data Privacy and Security

We collect data solely to analyze audience and campaign performance. In order to identify each user profile and to protect data privacy, we develop an approach to assign each profile to a corresponding unique profile number based on our proprietary indexing methodology. We then use that number as the anonymous identification for the profile and associate it with all related data. In general, we do not collect personally identifiable information. If such information is inadvertently obtained by us, our policy is to immediately delete such information.

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

We give sufficient priority to develop and upgrade our mechanism to protect data and prevent data leakage. We also endeavor to build up cyber threat intelligence capability to complement the detection mechanisms. As a testament to our dedication to data security and protection, we are not only in compliance with General Data Protection Regulation (“GDPR”), agreed upon by the European Parliament and Council in April 2016 but also qualified for the third level of information system security in mainland China.

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

Our Content Distribution Channels and Social Medial Platform Partners

For our marketing solutions, we provide marketers with one-stop access to a wide variety of cross-channel content distribution opportunities in China through our deep relationship with content distribution channel partners, which primarily include mobile and online publishers, major search engines and ad exchanges. For example, we purchase or promote content distribution opportunities on content distribution channels, including premium channels such as Tencent, Baidu, Google and Alibaba. Media cost for content distribution opportunities on Tencent, Baidu, Google and Alibaba channels in aggregate accounted for 91.1%, 87.4% and 75.9% of our media costs in 2018, 2019 and 2020, respectively. Media cost for content distribution opportunities on our largest and second largest channel partners accounted for 70.7% and 7.7% of our media cost in 2020, respectively.

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

For our enterprise solutions, we currently collaborate with Tencent and other social media platforms for the operating environment of our enterprise solutions. We primarily deliver our enterprise products on WeChat in the form of WeChat Mini Programs and WeChat Official Accounts.

Our Clients

We sell our solutions primarily by entering into sales contracts with marketers, marketing agencies or other merchants. We enter into marketing campaign contracts with marketers and marketing agencies for our marketing solutions and service contracts with merchants, many of who are also our marketers for our enterprise solutions. We treat entities which enter into sales contracts with us and incur spending during the relevant period as our clients. Therefore, we count specific sub-brands or divisions within the same brand or holding company as distinct clients so long as we have signed campaign contracts with different entities. On the other hand, even though multiple sales contracts may be involved, we only record one single client if those contracts with us are signed by the same entity. For our marketing solutions, our clients include both marketers who have direct contractual relationships with us, or direct marketer clients, and marketing agency clients. Our “end marketers,” or “marketers” comprise marketers we serve, either directly or through marketing agencies, regardless if they have direct contractual relationship with us. In 2020, we had 3,215 marketers, including 1,457 marketers represented by our marketing agency clients.

Our marketers span a diverse array of industry segments, with gaming, entertainment and media, personal care and beauty, e-commerce, education & training, and automobile and petroleum being among the top five in terms of gross billing contribution in 2020. They also feature companies of different sizes, including approximately 320 multinational companies in 2020. Our marketers come from a variety of regions, with headquarters in Europe, North America, or Asia. In determining the geographic classification of revenue, we look at the geographic location of our subsidiary or VIE which executed the marketing campaign contract. Our subsidiaries or VIE in China generally are our signing entities for marketing campaign contracts with clients which are based in China. Our Singapore subsidiary generally is our signing entity for marketing campaign contracts with clients based in Southeast Asia. Our Hong Kong subsidiaries generally are our signing entities for marketing campaign contracts with other clients.

We have been strategically optimizing the client base to focus on profitability and liquidity. As a result of these efforts, our gross billing per client increased by US$44,699, or 16.0%, from US$279,740 in 2018 to US$324,439 in 2019, and decreased by US$23,989, or 7.4%, from US$324,439 in 2019 to US$300,450 in 2020. Relatedly, the total number of clients that we served increased by 38.2% from 1,429 in 2018 to 1,975 in 2019, and increased by 14.2% from 1,975 in 2019 to 2,256 in 2020, primarily attributable to our increased ability to cater to the growing market demand especially from specified action marketing campaigns.

In 2018, we derived 14% of our net revenues from a marketer in the entertainment industry. In 2019 and 2020, we did not derive over 10% of our net revenues from a marketer. These marketers utilized our mobile marketing solutions under specified-action arrangement and therefore, revenue from these marketers was recognized on a gross basis. Their marketing campaign contracts were for a term of one year and contained terms similar to that under the marketing campaign contracts we generally enter into with other marketers utilizing similar solutions.

Sales, Business Development and Account Management

Our sales and business development workforce is mainly focused on attracting more clients for our marketing solutions and enterprise solutions, and optimizing the client base to focus on profitability and liquidity. Leveraging our existing positions and reputations in industry sectors where we already have a strong presence, we are able to attract more clients in those sectors. With marketing solutions as our entry point, we drive customer retention and loyalty with our data-driven enterprise solutions and growing customer lifetime value with our smart retail enterprise solutions. Our full-stack marketing and enterprise solutions allow cost-effective conversion of clients of our marketing solutions into clients of our enterprise solutions and vice versa, enabling us to lower our client acquisition costs compared to acquiring new clients separately. We also expect to benefit from the cross-selling opportunities from our recent  strategic business cooperation with Baozun by offering our solutions to Baozun’s brand partners. In addition, as we further expand our enterprise solution offerings in collaboration with Baozun, our marketing solutions clients may accelerate their adoption of our enterprise solutions.

In addition, we are focused on diversifying our client base. We have partnered with local marketing agencies at selected first and second-tier cities in China to expand our client base in industry segments where we have relatively less presence, as well as to attract and retain high quality enterprises to use our solutions on a self-serve basis. Furthermore, our sales and business development team works closely with overseas marketing agencies and channel partners in the home countries of overseas marketers, who help promote our solutions to overseas marketers.

Our sales and business development team is organized by geographic region, and is further divided into groups that focus on sales to marketers or to marketing agencies in each geographic region.

Supporting our sales and business development team are our account managers under our operational support team, who help maintain and grow the accounts of our clients. While our intuitive user interfaces are designed to enable clients to easily deploy and utilize our solutions themselves with minimal customer support, we make online and telephonic helpdesk facilities available and provide onsite engineering support to clients and also assign account managers for our direct marketer clients and some of our marketing agency clients. Our account mangers provide consultative services on the use of our solutions, and in addition, for our managed service clients, more in-depth servicing on campaign planning, execution and result measurement and analysis. As of December 31, 2020, we had 644 employees for sales, business development and account management.

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

Research and Development

We are committed to continually enhancing and innovating our solutions, technologies and technical infrastructure. Our current R&D initiatives include leveraging our technology from our marketing solutions to provide the consumer in-depth analysis, forming 360-degree consumer profiles and marketing automation to enhance our integrated solutions.

In addition to continuous R&D resources devoted to the customization requirements from key account clients, we have launched a number of standard off-the-shelf products to cater to the strong needs of mid-end enterprises for our enterprises solutions and will continue to allocate more R&D resources there. Our R&D process is demand and innovation driven and involves collaborative efforts, including from our other functional teams, including sales and marketing, and product and operation support. Our R&D process advocates adaptive planning, iterative and incremental development cycles, and encourages rapid and flexible response to change. We typically release new solution features or improvements every week.

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

As of December 31, 2020, we had 2 patents and 92 computer software copyrights in China, and 24 registered trademarks in China, Hong Kong and Singapore.

Competition

China’s independent online marketing technology market is highly competitive, fragmented and rapidly changing. We mainly compete with independent online marketing technology companies in China that offer marketing solutions through demand side platform and use advanced technologies to optimize marketing campaigns for marketers.

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

In addition, independent online marketing technology platforms face competitive pressure from large and well-established internet companies, such as Alibaba, Baidu, Tencent and Google, which have established stronger and broader presence across the online marketing ecosystem and have significantly more financial, marketing and other resources, more extensive client base and broader supplier relationship, and longer operating histories and greater brand recognition than we do. While we believe that we do not directly compete with these large and well-established internet companies for marketing spend as we promote their content distribution opportunities or purchase their content distribution opportunities in the ordinary course of our business in connection with our execution of marketing campaigns, and these companies generally do not provide integrated marketing solutions the way we do, they are major players in the online marketing technology industry as they provide online marketing technology and offer services and offer solutions that help marketers achieve one or more aspects of their marketing goals in one or more phases of their online marketing cycle. In addition, these large and well-established companies control content distribution channels and would directly compete with us should we vertically expand our business to own or operate content distribution channels in the future.

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

With respect to our SaaS-based enterprise solutions, our competitors include local cloud-based commerce and marketing service providers, as well as WeChat-based third-party service providers in China. We may also face competition from international SaaS companies, which have longer operating histories, greater financial, technical, marketing, distribution, professional services or other resources and greater name recognition. In addition, many of our prospective competitors may have close relationship with our existing and new clients and bear an extensive knowledge of this industry. As a result, they may be able to respond more quickly to new or emerging technologies and changes in clients’ requirements, or devote greater resources to the development, promotion and sale of their products. We believe the principal competitive factors in our industries include the functionality of the products and services, user experience, technology capabilities, sale capabilities, pricing, brand recognition and reputation. In addition, new and enhanced technologies may further increase competition in our industries.

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

On July 4, 2016, the State Administration for Industry and Commerce, or the SAIC, promulgated the Interim Measures for the Administration of Internet Advertising, or Interim Measures on Internet Advertising to regulate advertising activities conducted via the internet. According to the Interim Measures on Internet Advertising, advertisements published or distributed via the internet shall not interfere with users’ normal use of the internet. For example, advertisements published on web page pop-up windows or in others forms shall be clearly marked with a “close” sign to give the users an opportunity to close them out. No entity or individual may induce users to click on the contents of an advertisement through deception. An internet advertisement publisher or advertising operator, shall establish and maintain an acceptable registration, examination and file management system for its advertisers; examine, verify and record the identity information of each advertiser. The Interim Measures on Internet Advertising also require internet advertisement publishers and advertising operators to verify related supporting documents, check the contents of the advertisement and prohibits them from designing, producing, providing services or publishing any advertisement if the content and the supporting documents do not match each other or the documentary evidence thereof are insufficient.

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

Prior to June 29, 2015, we were regulated by the Regulations for the Administration of Foreign-Invested Advertising Enterprises, promulgated by the SAIC and MOFCOM, which prescribed certain conditions on foreign investors that invest in companies in advertising business in China. Among other things, such foreign investors shall have at least three years’ track record primarily engaging in advertising business and shall have obtained an Opinion on the Approval of Foreign-invested Advertising Enterprise Project, which is issued by the SAIC or its local counterparts. The Regulations for the Administration of Foreign-Invested Advertising Enterprises were abolished on June 29, 2015 by the SAIC after consultation with MOFCOM.

Regulations on Internet Information Service

There are several principal regulations on internet information service business, including (i) the Telecommunications Regulations of the People’s Republic of China, promulgated by the State Council on September 25, 2000 and most recently amended on February 6, 2016, (ii) the Administrative Measures on Internet Information Services, promulgated by the State Council on September 25, 2000 and most recently amended on January 8, 2011, or the Internet Measures, and (iii) the Catalogue of Telecommunication Services, issued by the State Council on September 25, 2000, and most recently amended by the MIIT on June 6, 2019. According to the Internet Measures, “internet information services” include provision of information services through the internet to internet users. Since we have websites that provides information, including description of our business and solutions, to online users, we are deemed to be providing “internet information service,” and are therefore subject to these regulations on internet information services. Pursuant to the Internet Measures, there are two categories of internet information services, namely, services of an operative nature and services of a non-operative nature. The Internet Measures require providers of operative internet information services to obtain an operating permit and imposes certain restrictions on the percentage of foreign ownership in such providers. Our business does not involve the provision of operative internet information services, and therefore, we are not required to obtain any operating permits or subject to foreign ownership restrictions under these regulations. In accordance with the Internet Measures, we shall complete a filing process for our website, which has been done.

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

On July 3, 2017, the MIIT issued the Administrative Measures for the Licensing of Telecommunications Business, or the Telecom Licensing Measures, which became effective on September 1, 2017, to supplement the Telecom Regulations. The Telecom Licensing Measures sets forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. The Telecom Licensing Measures also provides that an operator providing value-added services in multiple provinces is required to obtain an inter-regional license, whereas an operator providing value-added services in one province is required to obtain an intra-provincial license. Any telecommunication services operator must conduct its business in accordance with the specifications in its license.

Regulations on Foreign Direct Investment in Value-Added Telecommunications Companies

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016. These regulations require that foreign-invested value-added telecommunications enterprises in China must be established as Sino-foreign equity joint ventures and that the foreign investors may acquire up to 50% equity interests in such joint ventures. In addition, a major foreign investor in a value-added telecommunications business in China must demonstrate a good track record and experience in operating value-added telecommunications businesses. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and MOFCOM, to provide value-added telecommunication services in China and the MIIT and MOFCOM retain considerable discretion in granting such approvals.

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

Furthermore, the Guidance Catalog of Industries for Foreign Investment, or the Foreign Investment Catalog, the latest version of which was promulgated jointly by MOFCOM and the National Development and Reform Commission, or the NDRC, on June 28, 2017 and became effective on July 28, 2017, classifies businesses into three categories with regard to foreign investment:(i) “encouraged,” (ii) “restricted,” and (iii) “prohibited.” The latter two categories are included in the negative list (Negative List, which was most recently amended on June 23, 2020), which was first introduced into the Foreign Investment Catalog in 2017, and listed, in a unified manner, the restrictive measures for the entry of foreign investment. Industries that are not listed in the Foreign Investment Catalog or the Special Administrative Measures are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations. Our business falls under value-added telecommunications services, which are listed under the Special Administrative Measures.

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

Regulations on Internet Content Providers

The Administrative Measures on Internet Information Services, or the Internet Content Measures, which was promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, set out guidelines on the provision of internet information services. The Internet Content Measures specifies that internet information services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are required to be examined, approved and regulated by the relevant authorities. The Internet Content Measures specifies a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. Internet information providers that violate such prohibition may face criminal charges or administrative sanctions. If any prohibited content is found, they must remove the content immediately, keep a record of such content and report to the relevant authorities. In accordance with Provisions on the Governance of Network Information Content Ecology promulgated by Cyberspace Administration of China on December 15, 2019, which became effective on March 15, 2020, the utilization of personalized algorithm recommendation technology taken in internet content provision service shall be in compliance with all the requirements as stated above as well.

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

Regulations on Foreign-related Surveys Measures

According to the Foreign-related Surveys Measures, foreign-related surveys include: (i) market and social surveys conducted under the entrustment or financial aid of any overseas organization, individual, or the agency of any overseas organization in China; (ii) market and social surveys conducted in cooperation with any overseas organization, individual, or the agency of any overseas organization in China; (iii) market surveys lawfully conducted by the agency of any overseas organization in China; and (iv) market and social surveys of which the materials and results are to be provided to any overseas organization, individual, or the agency of any overseas organization in China. Any foreign-related market survey must be conducted by a foreign-related survey institution and no individual or organization may conduct any foreign-related survey without a license for foreign-related surveys. According to the Foreign-related Surveys Measure and the Negative List, only a domestic enterprise or a sino-foreign enterprise which meet the several requirements stipulated in the Foreign-related Surveys Measures can apply for license for the foreign- related survey. Industries that are not listed in the Negative List are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations.

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

Trademark

The PRC Trademark Law, promulgated in 1983 and most recently amended in 2019, which such amendments became effective on November 1, 2019, protects the proprietary rights with respect to registered trademarks. The Trademark Office under the SAIC handles trademark registrations and may grant a term of 10 years for registered trademarks, which may be extended for another 10 years upon request. Trademark license agreements shall be filed with the Trademark Office for record. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific class of the relevant products or services.

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
In addition, according to the EIT Law, enterprises that are incorporated outside the PRC but have their “de facto management body” located in China may be considered as PRC resident enterprises and may therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementation rules of the EIT Law define “de facto management body” as “establishment that carries out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” And the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, further provides certain specific criteria to determine whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises.

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

Income Tax for Share Transfers

According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-Resident Enterprises, or Circular 698, promulgated by the SAT on December 10, 2009, which is replaced by the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or Circular 37, promulgated by the SAT on October 17, 2017, and the SAT’s Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, promulgated by the SAT on February 3, 2015, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (issued by a PRC resident enterprise) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer may be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, may be subject to PRC withholding tax at a rate of up to 10%. Under the terms of Circular 7, a transfer that meets all of the following circumstances will be deemed to have no reasonable commercial purposes: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties.

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

The PRC and the Hong Kong Special Administrative Region entered into the Arrangement for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or Special Double Taxation Avoidance Agreement, on August 21, 2006. This arrangement reduces the withholding tax rate in respect of the payment of dividends by a PRC enterprise to a Hong Kong enterprise, such as from our PRC subsidiaries to our Hong Kong subsidiaries, from the statutory rate of 10% to 5% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the SAT’s Notice on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to benefit from the reduced withholding tax rate: (i) it must be is a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Announcement of the State Taxation Administration on Issuing the Administrative Measures for Entitlement to Treaty Benefits for Non-resident Taxpayers, or Non-Resident Tax Treatments Measures, which became effective in October 14, 2019, require that non-resident taxpayers collect, gather and retain relevant materials for future reference in accordance with the provisions of this measure and be administrated and supervised subsequently by the relevant tax authority in order for the reduced withholding tax rate to apply. There are also other conditions for the reduced withholding tax rate including that Hong Kong recipient must be the beneficial owner of the income.

As uncertainties remain regarding the interpretation and implementation of the EIT Law and its implementation rules, we cannot assure you that, if we are deemed a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would not be subject to any PRC withholding tax.

Regulations on Foreign Exchange

The Regulations of the People’s Republic of China on Foreign Exchange Control, promulgated by the State Council on August 5, 2008, are principal regulations on foreign currency exchange in the PRC. Under these regulations, the Renminbi is freely convertible for current account items after due process, including distribution of dividends, trade-related foreign exchange transactions and service-related foreign exchange transactions, whereas foreign exchange for capital account items, such as direct investments or loans, require prior approval of and registration with SAFE.

Capital Settlement and Overseas Remittance of Foreign-Invested Enterprises

On May 13, 2013, SAFE promulgated the Provisions on Foreign Exchange Administration Over Direct Investment Made by Foreign Investors in the PRC in order to promote and facilitate foreign investors to make direct investment in the PRC. Under these provisions, a foreign-invested enterprise may remit funds abroad for purchase and remit foreign exchange with relevant banks from capital reduction, liquidation, advance recovery of investment, profit distribution, etc. after due registration. On June 1, 2015, SAFE Circular 19 came into effect, which introduced a reform of the administration to the settlement of the foreign exchange capital for foreign-invested enterprises national wide based on the pilot experience in certain regions in the early days. On June 9, 2016, SAFE Circular 16 was promulgated, which included more detailed provisions on capital account settlement and overseas remittance for foreign-invested enterprises. This notice allows foreign-invested enterprises to settle their foreign exchange receipt on a discretionary basis and explicitly includes foreign debts and repatriated funds raised through overseas listing as foreign exchange receipts that can be settled discretionally in addition to foreign exchange capital, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, investment in security market, offering of entrustment loans or purchase of any investment properties. Although this makes a further relaxation of policies on the control over foreign exchange settlement of capital accounts, in practice, there are still several specific requirements that affect the abilities of the PRC enterprises to access the offshore financing capitals.

According to Interim Administrative Measures for the Record-filing of the Incorporation and Change of Foreign-invested Enterprises promulgated by the Ministry of Commerce, or the MOC, effective on October 8, 2016, foreign investors making capital contributions to their PRC subsidiaries shall make necessary filings in the Foreign Investment Comprehensive Management Information System, or FICMIS. Pursuant to the Interim Measures on the Management of Foreign Debts promulgated jointly by SAFE, Ministry of Finance, the NDRC, effective on March 1, 2003, PRC foreign-invested companies may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in FICMIS.

On January 12, 2017, the People’s Bank of China promulgated the Circular on Management of Cross-border Financing. According to this circular, an enterprise shall file the cross-border financing contracts for the record with the Capital Project Information System of SAFE after the execution date of the contracts but no later than three working days before the withdrawal date. In addition, according to the Circular on Promoting the Administrative Reform, promulgated by the NDRC on September 14, 2015, any medium or long term loan to be provided by foreign entities to domestic enterprises must be recorded and registered by the NDRC.

Outbound Investment and Financing and Roundtrip Investment

On July 4, 2014, the Circular on the Relevant Issues Concerning Foreign Exchange Control on Domestic Residents Outbound Investment and Financing and Roundtrip Investment though Special Purpose Vehicles promulgated by SAFE came into effect. This circular prescribes operational procedures and registration requirements for roundtrip investment through special purpose companies and others. In particular, it states that a domestic resident shall apply to the relevant local branch of SAFE for foreign exchange registration of overseas investment, prior to making contribution to a special purpose company with legitimate domestic or overseas assets or interests.

Equity Incentive Plans

On February 15, 2012, the Notice of SAFE on Relevant Issues Concerning the Foreign Exchange Administration for Domestic Individuals’ Participation in Equity Incentive Plans of Overseas-Listed Companies came into effect. This notice prescribes foreign exchange registration requirements for domestic individuals such as directors, supervisors, officials and other employees in relation to equity incentive plans of companies listed abroad, including employee stock ownership plans, employee stock option plans and other equity incentive programs permitted by applicable laws and regulations. Under the notice, individuals who participate in equity incentive plans of an overseas listed company shall, through the domestic companies they serve, collectively entrust a domestic agency to handle matters such as foreign exchange registration with SAFE, account opening, and funds transfer and remittance, and also entrust an overseas institution to handle matters such as exercise of options, purchasing and sale of related equity and transfer of funds. An individual may use his/her own foreign currency funds in his/her personal foreign currency deposit account, RMB funds or other legitimate domestic funds to participate in an equity incentive plan.

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

Regulations on Foreign Investment

According to the Negative List, there is no restriction on the foreign-invested advertising company as advertising industry falls within neither the catalogue of prohibitions nor the catalogue of restrictions. Moreover, the Regulations for the Administration of Foreign-Invested Advertising Enterprises, which prescribed certain restrictions on foreign investors were abolished on June 29, 2015.

According to the Negative List, market survey falls into the catalogue of restrictions, which means foreign investors can engage in businesses in this industry only through a sino-foreign enterprise, while social survey falls into the catalogue of prohibitions.

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

C.Organizational Structure

The following chart illustrates our company’s organizational structure, including our principal subsidiaries and consolidated affiliated entities as of March 31, 2021:

iClick Interactive Asia Group Limited (Cayman Islands)
100%
Optimix Media Asia Limited (Hong Kong)
RC Changyi Company Limited (BVI)
Diablo Holdings Corporation (BVI)
OptAim Limited (Cayman Islands)
Optimal Power Limited (BVI)
CMRS Group Holding Limited (Hong Kong)
Beyond Digital Solutions Limited (Hong Kong)
CMRS Digital Solutions Limited (Hong Kong)
SociaLink Consultancy Limited (Hong Kong)
CruiSo Digital Solutions Limited (Hong Kong)
CruiSo Directions Limited (Hong Kong)
HBV Changyi Company Limited (BVI)
0.39%
6.83%
Performance Media Group Limited (Hong Kong)
iClick Interactive Asia Limited (Hong Kong)
iClick Interactive (Singapore) Pte. Ltd. (Singapore)
Addoil Boardcasts Limited (Hong Kong)
Harmattan Capital Holdings Corporation (BVI)
China Search (Asia) Limited (Hong Kong)
OptAim (HK) Limited (Hong Kong)
Full Lucky International Limited (Hong Kong)
Dragon Force Global Limited (BVI)
80%
Turbo Summit Holdings Limited (Hong Kong)
Digital Marketing Group Limited (Hong Kong)
Tetris Media Limited (Hong Kong)
Offshore
PRC
52.62%
Guangzhou Kushu Information Technology Co., Ltd.
iClick Data Technology (Beijing) Limited
Tetris Media (Shanghai) Co., Ltd.
Changyi (Shanghai) Information Technology Co., Ltd.
Search Asia Technology (Shenzhen) Co., Ltd.
OptAim (Beijing) Information Technology Co., Ltd.
100% VIE CONTROL
Xi'an Changzhan Information Technology Ltd.
Anhui Zhiyunzhong Information Technology Co., Ltd.
Beijing OptAim Network Technology Co., Ltd.
36.8%
Zhiyunzhong (Shanghai) Technology Co., Ltd.
Anhui Myhayo Technology Co., Ltd.
Shanghai Myhayo Technology Co., Ltd.
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

We conduct substantially all our operations through the following consolidated subsidiaries:

•	iClick Interactive Asia Limited: primarily focusing on providing marketing solutions to Hong Kong and overseas clients
•

Tetris Media Limited and Tetris Media (Shanghai) Co., Ltd.: primarily focusing on providing our marketing solutions to agency clients and its business are gradually being transferred to iClick Interactive Asia Limited

•	Performance Media Group Limited: primarily focusing on providing marketing solutions to Hong Kong clients
•	China Search (Asia) Limited and its subsidiary: promoting content distribution opportunities for the publisher under our sales agency arrangement
•	iClick Interactive (Singapore) Pte. Ltd: primarily focusing on providing marketing solutions to Singapore and other overseas clients
•	iClick Data Technology (Beijing) Limited (previously named iClick Interactive (Beijing) Advertisement Co., Ltd.): primarily focusing on providing our other marketing solutions to PRC clients
•	Anhui Zhiyunzhong Information Technology Co., Ltd.: primarily focusing on providing mobile marketing solutions to PRC clients
•	OptAim (Beijing) Information Technology Co., Ltd.: primarily focusing on providing mobile marketing solutions to PRC clients through our VIE and the VIE’s subsidiary
•	Beijing OptAim Network Technology Co., Ltd. which is our VIE, and its subsidiary: primarily focusing on providing mobile marketing solutions to PRC clients
•	Changyi (Shanghai) Information Technology Co., Ltd. and Xi'an Changzhan Information Technology Ltd.: primarily focusing on providing enterprise solutions
•	Shanghai Myhayo Technology Co., Ltd. and Anhui Myhayo Technology Co., Ltd.: primarily focusing on providing mobile content distributions in PRC
•	Optimal Power Limited and its subsidiaries: primarily focusing on providing marketing solutions with premium media licensing assets
•	CMRS Group Holding Limited and its subsidiaries: primarily focusing on promoting digital marketing, social media, key opinion leaders (KOLs) and smart content generation enterprise solution services

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

Under the relevant PRC laws, commercial operators of value-added telecommunication services, which refer to providers of telecommunications and information services through public network infrastructures that provide information or services to internet users with a charge, shall obtain a value-added telecommunications business operation license. See “Regulations -Regulations on Value-added Telecommunication Services” and “—Regulations on Internet Content Providers.” It is unclear whether Myhayo’s business model would render it a commercial operator of value-added telecommunication services under the relevant PRC laws, in which case Myhayo would be required to hold a value-added telecommunication license. Pursuant to the Negative List, jointly promulgated by MOFCOM and the NDRC on October 24, 2019, foreign investment in value- added telecommunication services is subject to certain restrictions. See “—Regulations—Regulations on Foreign Direct Investment in Value-Added Telecommunications Companies”. As a result, we made our controlling investment in Myhayo through OptAim Network, our VIE. In August 2019, Myhayo obtained the value-added telecommunication business operation license from the relevant local counterpart of MIIT.

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

Agreements that Provide Us with Effective Control over OptAim Network Second Amended and Restated Equity Pledge Agreement

OptAim Beijing, OptAim Network and the shareholders of OptAim Network entered into a second amended and restated equity pledge agreement on May 26, 2017. Pursuant to the second amended and restated equity pledge agreement, each shareholder of OptAim Network has pledged all of his or her equity interest in OptAim Network to OptAim Beijing to guarantee the performance by such shareholder and OptAim Network of their respective obligations under the exclusive business cooperation agreement, powers of attorney and the second amended and restated exclusive call option agreement as well as their respective liabilities arising from any breach. If OptAim Network or any of its shareholders breaches any obligations under these agreements, OptAim Beijing, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of OptAim Network agrees that before his or her obligations under the contractual arrangements are discharged, he or she will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, or take any action which may result in any change of the pledged equity that may have material adverse effects on the pledgee’s rights under this agreement without the prior written consent of OptAim Beijing. The second amended and restated equity pledge agreement will remain effective until OptAim Network and its shareholders discharge all their obligations under the contractual arrangements and pay out all consulting and services fees under the exclusive business cooperation agreement. We have completed the registration of the equity pledge with the relevant office of the SAIC in accordance with PRC Property Rights Law on June 21, 2017.

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

D.Property, Plant and Equipment

Our headquarters, principal executive office and some subsidiaries are located in Hong Kong, in an approximately 2,000 square-meter facility, under certain lease agreements expiring on December 31, 2021. As of December 31, 2020, we leased approximately 8,900 square-meter office space in China located in Beijing, Shanghai, Shenzhen, Anhui and Guangzhou, which primarily carry out the functions of technology and data engineering, sales and business development and operation support. Outside of China and Hong Kong, we also have subsidiaries or sales offices in Singapore, Taiwan, Korea, Thailand and London.

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

While marketing via non-mobile channels has been established for several years, marketing via mobile channels, in particular via mobile apps, which has a more dynamic competitive landscape, is a relatively new phenomena in China driven by recent innovations in mobile technologies and the growing popularity and prevalence of mobile devices and mobile apps. We have experienced and expect to continue to face significant competition for our mobile marketing solutions. In addition, in light of the rising demand for marketing via mobile apps, mobile app publishers, especially popular mobile apps, publishers tend to command stronger bargaining power compared to their non-mobile app publisher counterparts. All this have contributed to margin pressure on our marketing solutions.

Furthermore, as we continue to focus on the growth on mobile channels, we may, from time to time, prioritize on engaging with marketing agency clients, which may generate larger marketing spend per client compared to direct marketer clients. On the other hand, net revenues as a percentage of gross billing and gross profit margin tend to be lower for marketing agency clients, compared to direct marketer clients. Marketing agency clients represented 28.1%, 33.9% and 29.2% of our clients in 2018, 2019 and 2020, respectively.

We primarily rely on third-party content distribution channels to access mobile content distribution opportunities. To further expand our mobile content distribution network, we need to develop new and enhance our existing relationships with content distribution channel partners, which depends, in part, on our ability to continually generate sufficient marketing spend from our clients on these channels, especially mobile app channels. We also intend to strengthen our relationships with content distribution channel partners through technology collaboration to facilitate innovative and effective user engagement. Furthermore, we are building proprietary mobile content distribution channels through inorganic growth. For example, in 2018, we made a controlling investment in Myhayo, a content distribution channel and a mobile content aggregator of articles and short videos in the PRC, which presents customized feeds to users via its mobile application. In 2020, we acquired Optimal Power Limited and its subsidiaries which certain premium media licensing assets in countries including Singapore, Greater China (including Hong Kong), Australia, India, Indonesia, Philippines and Malaysia.

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

Our Revenue Models

We derive revenue primarily from four sources and report them on either the net or gross basis. For our marketing solutions, we derive revenue from (i) incentives earned from the website publishers, for which we act as a sales agent for their content distribution opportunities, or the sales agency arrangement, which is reported on a net basis, (ii) performing cost-plus marketing campaigns, which is reported on a net basis, (iii) performing specified actions marketing campaigns (i.e., a CPM, CPC, CPA, CPS, CPL or ROI basis), which is reported on a gross basis. For our enterprise solutions, we derive revenue from the offering of SaaS products, which is reported on a gross basis and a net basis. Please see “—Key Components of Results of Operations—Net Revenues” above for more details.

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

Our marketing solutions and enterprise solutions each represent a mixture of revenue recognized on gross basis and on net basis and the proportion of each fluctuates from period to period. Therefore, our net revenues, net revenues as a percentage of gross billing, gross profit margin and the comparability of our financial results in one period to another may be affected by the relative proportion of our gross billing recognized as net revenues on a gross basis and a net basis. The relative proportions of gross billing recognized as net revenues on a gross basis and a net basis are affected by a variety of factors, in particular, the terms of the arrangements with our clients, including whether to conduct their marketing campaigns on a specified-action (i.e., gross) or cost-plus (i.e., net) basis in a particular period, which in turn depends on clients’ needs and goals.

Our Ability to Optimize Client Base and Increase Client Spending

Our growth and profitability are dependent upon our ability to optimize our client base and increase our clients’ spending related to marketing and customer management. We started a comprehensive review of our client base for other marketing solutions in 2016 to focus on profitability and liquidity. For example, we terminated relationships with certain clients for our other marketing solutions, which had relatively long account receivable cycles and yielded relatively low operating profit margins in 2020. We have also been focused, and expect to continue our focus, on sales to direct marketer clients, which tend to command higher gross profit margin compared to agency clients. However, as we continue to focus on the growth on mobile channels, we may, from time to time, prioritize on engaging with marketing agency clients, which may generate larger marketing spend per client compared to direct marketer clients. Furthermore, our growth and profitability also depend on our ability to attract more marketers to our self-service model, and to further diversify our client base to capture the growth in additional industry verticals and geographic markets.

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

Impact of COVID-19

Since December 2019, there has been an outbreak of COVID-19 in China and around the world. In March 2020, the World Health Organization declared the COVID-19 a pandemic. The pandemic has resulted in quarantines, travel restrictions, home office policies, and the temporary closure of stores and facilities in China, Hong Kong and many other jurisdictions for most part of 2020, with some of such restrictions still continuing as of the date hereof, including in jurisdiction where we have operation. These measures have slowed down the development of the Chinese economy and adversely affected the global economic conditions and financial markets. Majority of our revenues and our workforce are based in China and Hong Kong. Our operations have been, and may continue to be, materially and adversely affected by potential delays in or reductions of business activities and commercial transactions and by general uncertainties surrounding the duration of the government’s extended business and travel restrictions. In addition, our business operations could be disrupted if any of our employees is suspected of contracting the coronavirus or any other infectious disease, since it could require our employees to be quarantined and/or our offices to be disinfected. In 2020, especially in the first half thereof, our clients in industries adversely affected by the COVID-19 outbreak, including travel and hospitality sectors, among others, reduced their budgets on advertising, which had an adverse impact on our results of operations.

We noted that the advertising budgets for our clients recovered across-the-board, especially since the second half of 2020, as a result of the relaxation of restrictions on economic and social life due to a slowdown of COVID-19 cases in China. In addition, we believe brands may also increasingly appreciate the importance of online and offline consumer behavioral data integration and analysis, especially during challenging times like a pandemic, which may favor our enterprise solutions business in the long run.

The outlook for the pandemic remains fluid, and the full and long-term implications from COVID-19 on our business and results of operations remain uncertain. Any significant resurgence of COVID-19 may have an adverse effect on our results of operations, financial condition, business and prospects. Any potential impact on our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration of COVID-19 and the actions taken by governmental authorities and other entities to contain COVID-19 or treat its impact, which are mostly beyond our control. We are closely monitoring the pandemic and its impact on us. Additionally, to the extent the COVID-19 adversely affects our business, results of operations, cash flows, financial condition and/or prospects, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

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

In accordance with the contractual agreements among the OptAim Beijing, OptAim Network and the shareholders of OptAim Network, we have power to direct activities of the VIE, and can have assets transferred out of the VIE. Therefore, we consider that there is no asset in the VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves of the VIE and the VIE’s subsidiaries amounting to US$2.0 million, US$2.0 million and US$2.0 million, respectively, as of December 31, 2018, 2019 and 2020. As the VIE was incorporated as limited liability company under the PRC Company Law, the creditors do not have recourse to our general credit for all the liabilities of the VIE. Currently there is no contractual arrangement that could require us to provide additional financial support to the VIE.

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

Fair Value Determination Related to the Accounting for Business Combinations

We completed business combinations during 2015, 2018 to 2020 which require us to perform purchase price allocations. In order to recognize the fair value of assets acquired and liabilities assumed, mainly consisting of intangible assets and goodwill, we use valuation techniques such as discounted cash flow analysis under the income approach. Major factors considered include historical financial results and assumptions including future growth rates, terminal rate and an estimate of weighted average cost of capital. Most of the valuations of our acquired businesses have been performed by independent valuation specialists under our management’s supervision. We believe that the estimated fair value assigned to the assets acquired and liabilities assumed are based on reasonable assumptions and estimates that market participants would use. However, such assumptions are inherently uncertain and actual results could differ from those estimates.

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

Revenue Recognition

Our marketing solutions service offerings are the provisions of online marketing services. We utilize a combination of pricing models and revenue is recognized when the related services are delivered based on the specific terms of the contract, which are commonly based on (i) agreed incentive to be earned for being a sales agent of a publisher, (ii) cost-plus or (iii) specified actions (i.e. cost per impression (“CPM”), cost per click (“CPC”), cost per action (“CPA”), cost per sale (“CPS”), cost per lead (“CPL”) or return on investment (“ROI”)) and related campaign budgets, depending on the customers’ preferences and their campaigns launched. Subsequent to the acquisition of Changyi on January 1, 2019, we also offer the enterprise solutions via the offering of SaaS products.

The following table presents our revenue recognized from contracts with customers disaggregated by the four types of pricing models:

	For the years ended
	December 31, 2018	December 31, 2019	December 31, 2020
Recognized over time
- Sales agent	8,671	6,563	5,834
- Cost-plus	12,192	17,146	26,738
- SaaS products offering	—	8,687	28,545
	20,863	32,396	61,117
Recognized at point in time
- Specified actions	139,154	165,263	193,280
- SaaS products offering	—	1,749	348
	139,154	167,012	193,628
Total	160,017	199,408	254,745

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

Revenues from licensing of existing cloud applications are generally recognized ratably over time over the contract term beginning on the date that the licensing service is made available to the customer, whereby we consider that our customers simultaneously receive and consume the benefits provided by the use of existing cloud applications. We do not have other right to consideration in exchange for goods or service that we have transferred to a customer when that right is conditional on something other than the passage of time.

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

The respective stand-alone selling prices of each of these performance obligations are determined based upon observable prices in stand-alone transactions and contractually stated price whereby no allocation of selling prices among individual performance obligations are required.

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

Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Revenue recognized during the year ended December 31, 2020 relating to deferred revenue as of January 1, 2020 was US$15.8 million.

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

Valuation of Share Options and Warrants

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

The binomial option pricing model is used to determine the fair value of the share options and warrants granted to employees and non- employees. The fair values of share options granted/ modified during the years ended December 31, 2018, 2019 and 2020 were estimated using the following assumptions:

Granted during the years ended December 31, 2019 and 2020	Risk-free interest rate(1)	Dividend yield(2)	Volatility rate(3)	Expected term (in years)(4)
December 9, 2019(7)	1.60%	0%	42.11%	3.00
Modified during the year ended December 31, 2018:
September 1, 2018(5)	2.83%	0%	42.72%	NA
September 1, 2018(6)	2.92%	0%	44.65%	NA

(1)	The risk-free interest rate of periods within the contractual life of the share option is based on the yield of US Treasury Strips sourced from Bloomberg as of the valuation dates.
(2)	The Company has no history or expectation of paying dividends on its ordinary shares.
(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.

(4)

The time to expire is assumed to be the option’s contractual term while early exercise multiples, being 2.2x and 2.8x for general staff and management staff, respectively, and post-vesting employment termination behavior have been factored into the model to derive the fair values of the share options.

(5)	It refers to the modification of options previously granted on January 1, 2015.
(6)	It refers to the modification of options previously granted on January 1, 2017.
(7)	It refers to the issue of warrants to a non-employee on December 9, 2019.

Gross Billing

We regularly review a number of financial and operating metrics, including those set forth below, to help us evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of sales and marketing, and assess our operational efficiencies.

	Year Ended December 31,
	2018		2019		2020
	(US$ in thousands)	(% of total gross billing)	(US$ in thousands)	(% of total gross billing)	(US$ in thousands)	(% of total gross billing)
Operating metrics:
Gross billing from marketing solutions*	399,749	100.0	630,331	98.4	648,922	95.7
Gross billing from enterprise solutions	—	—	10,436	1.6	28,893	4.3
Total	399,749	100.0	640,767	100.0	677,815	100.0

*Formerly “mobile marketing solutions” and “other marketing solutions” are combined into marketing solutions effective from January 1, 2020, as management operates and assesses the financial condition and results of the online marketing service business as a whole.

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

Our gross billing increased from US$399.7 million in 2018 to US$640.8 million in 2019 and further to US$677.8 million in 2020, which was primarily a result of higher demand for our marketing solutions and enterprise solutions. Gross billing from our marketing solutions increased from US$399.7 million 2018 to US$630.3 million 2019 and further to US$648.9 million in 2020, as we continued to capture the continued growth on online marketing demand on mobile apps and various multi-channel marketing. Gross billing from our enterprise solutions increased from US$10.4 million 2019 to US$28.9 million in 2020, primarily as a result of the increasing need for online and offline consumer behavior data integration.

Gross billing derived from our sales agency arrangement was US$39.9 million, US$35.2 million and US$20.4 million in 2018, 2019 and 2020, respectively, none of which was recognized as net revenues for the respective periods.

Gross billing derived from our cost-plus marketing campaigns was US$220.7 million, US$430.0 million and US$435.3 million in 2018, 2019 and 2020, respectively, out of which US$12.2 million, US$17.1 million and US$26.7 million was recognized as net revenues for the respective periods.

Gross billing derived from our specified action marketing campaigns was US$139.2 million, US$165.3 million and US$193.3 million in 2018, 2019 and 2020, respectively, all of which was recognized as net revenues for the respective periods.

Gross billing derived from our enterprise solutions was US$10.4 million and US$28.9 million in 2019 and 2020, respectively, all of which was recognized as net revenues for the respective periods.

Our gross billing per client increased by US$44,699, or 16.0%, from US$279,740 in 2018 to US$324,439 in 2019, while decreased by US$23,989, or 7.4%, to US$300,450 in 2020. The total number of our clients increased by 38.2% from 1,429 in 2018 to 1,975 in 2019, and increased by 14.2% from 1,975 in 2019 to 2,256 in 2020, primarily attributable to our increased ability to cater to the growing market demand.

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

	Year Ended December 31,
	2018		2019		2020
	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)
Net revenues	160,017	100.0	199,408	100.0	254,745	100.0
Cost of revenues	(120,897)	(75.6)	(142,703)	(71.6)	(181,482)	(71.2)
Gross profit	39,120	24.4	56,705	28.4	73,263	28.8
Operating expenses
Research and development expenses	(10,737)	(6.7)	(5,574)	(2.8)	(5,349)	(2.1)
Sales and marketing expenses	(32,080)	(20.0)	(42,968)	(21.5)	(38,028)	(14.9)
General and administrative expenses	(23,757)	(14.9)	(20,304)	(10.2)	(31,648)	(12.5)
Total operating expenses	(66,574)	(41.6)	(68,846)	(34.5)	(75,025)	(29.5)
Operating loss	(27,454)	(17.2)	(12,141)	(6.1)	(1,762)	(0.7)
Interest income	421	0.3	537	0.3	1,297	0.5
Interest expense	(773)	(0.5)	(1,915)	(1.0)	(2,650)	(1.0)
Other gains, net	687	0.4	2,992	1.5	5,852	2.3
Fair value (losses)/ gains on convertible notes	(4,837)	(3.0)	133	0.1	(4,433)	(1.8)
Fair value losses on derivative liabilities	—	—	—	—	(11,466)	(4.5)
Loss before income tax Expense	(31,956)	(20.0)	(10,394)	(5.2)	(13,162)	(5.2)
Share of losses from an equity investee	—	—	(408)	(0.2)	(111)	(0.1)
Income tax expense	(655)	(0.4)	(47)	(0.0)	(1,633)	(0.6)
Net loss	(32,611)	(20.4)	(10,849)	(5.4)	(14,906)	(5.9)

Key Components of Results of Operations

Net Revenues

We generate revenue primarily from clients’ marketing spend through our platform as they utilize our solutions in cost-plus and specified action marketing campaigns, and to a less extent from incentives granted by the publishers under our sales agency arrangement. We derive revenue primarily from four sources and report them on either the net or gross basis. For our marketing solutions, we derive revenue from (i) incentives earned from the website publishers, for which we act as a sales agent for their content distribution opportunities, or the sales agency arrangement, which is reported on a net basis, (ii) performing cost-plus marketing campaigns, which is reported on a net basis, (iii) performing specified actions marketing campaigns (i.e., a CPM, CPC, CPA, CPS, CPL or ROI basis), which is reported on a gross basis. For our enterprise solutions, we derive revenue from the offering of SaaS products, which is reported on a gross basis and a net basis.

We record incentives from the publishers under the sales agency arrangement as net revenues. We consider the publishers to be our customers under the sales agency arrangement. The amount of such incentives is determined based on a variety of factors, including yearly market spending at the publishers’ platforms. Under our sales agency arrangement, we do not receive any rebate from the publishers. Net revenues from our sales agency arrangement, which equal the incentives received from the publishers under the sales agency arrangement were US$8.7 million, US$6.6 million and US$5.8 million in 2018, 2019 and 2020, respectively.

We record service fees, net of media costs and rebates and discounts to clients for cost-plus marketing campaigns, as net revenues. We consider these clients to be our customers for cost-plus marketing campaigns. Service fees are generally calculated as a percentage of media cost. Such percentage is negotiated on a client-by-client, and campaign-by-campaign basis. Rebates received from the publishers for cost-plus marketing campaigns are recorded as net revenues. Net revenues from our cost-plus marketing campaigns were US$12.2 million, US$17.1 million and US$26.7 million in 2018, 2019 and 2020, respectively.

We record the aggregate gross dollar amount that our clients spend through our platform for specified action marketing campaigns, which includes media cost, as net revenues. We consider these clients to be our customers for specified action marketing campaigns. We charge our clients for specified actions, such as when a user clicks on their marketing messages, or a CPC pricing model, or when their marketing messages are displayed, or a CPM pricing model. Rebates received from publishers for specified action marketing campaigns are recorded as deduction of cost of revenues. Net revenues from our specified action marketing campaigns were US$139.2 million, US$165.3 million and US$193.3 million in 2018, 2019 and 2020, respectively.

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

Starting from 2019, we also generate revenue from SaaS products which are cloud-hosted software offering enterprise solutions to customers through provision of software licenses and retail and CRM solutions. Revenues under this arrangement primarily consist of fees for (i) licensing to provide customers with access to one or more of the existing cloud applications for e-commerce, marketing and customer management, (ii) the development of new cloud applications customized for individual customer, and (iii) various combinations of technical support and maintenance services provided by us. Net revenues from our SaaS-based enterprise solutions were US$10.4 million and US$28.9 million in 2019 and 2020, respectively.

The table below shows our net revenues breakdown for our marketing solutions, and enterprise solutions for the periods presented.

	Year Ended December 31,
	2018		2019		2020
	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)
Net revenues from marketing solutions*	160,017	100.0	188,972	94.8	225,852	88.7
Net revenues from enterprise solutions	—	—	10,436	5.2	28,893	11.3
Total net revenues	160,017	100.0	199,408	100.0	254,745	100.0

*Formerly “mobile marketing solutions” and “other marketing solutions” are combined into marketing solutions effective from January 1, 2020, as management operates and assesses the financial condition and results of the online marketing service business as a whole.

In 2018, 2019 and 2020, US$36.5 million, US$65.7 million and US$61.3 million rebates were received from publishers under cost-plus marketing campaigns, respectively, which were recognized as net revenues for our marketing solutions, representing 22.8%, 32.9% and 24.1% of our net revenues in respective periods. Of these rebates, US$74 thousand, US$31 thousand and US$0.5 million was received under cost-plus marketing campaigns from the publisher for which we acted as its sales agent under our sales agency arrangement in respective periods.

In 2018, 2019 and 2020, US$11.3 million, US$8.7 million and US$7.1 million incentive revenues were received from publishers under our sales agency arrangement, respectively, which were recognized as net revenues for our marketing solutions, representing 7.1%, 4.4% and 2.8% of our net revenues in respective periods. These exclude US$74 thousand, US$31 thousand and US$0.5 million rebates that were received under cost-plus marketing campaigns from the publisher for which we acted as its sales agent under our sales agency arrangement in respective periods.

In 2018, 2019 and 2020, we granted rebates and discounts of US$46.5 million, US$72.4 million and US$48.5 million, respectively, to marketers and marketing agencies under our cost-plus and specified action marketing campaigns for our marketing solutions, which were recognized as reduction of revenue in respective periods, representing 29.1%, 36.3% and 19.0% of our net revenues in respective periods. Of these rebates and discounts we granted, US$15.9 million, US$12.9 million and US$8.6 million was in connection with our specified action (i.e., gross) marketing campaigns in respective periods, and US$30.6 million, US$59.5 million and US$40.0 million, were in connection with our cost-plus (i.e., net) marketing campaigns in respective periods.

We have a diverse client base in terms of the geographic location of our clients’ or marketers’ headquarters as we help them, especially multinational marketers, navigate through the fragmented online marketing landscapes in China to identify and reach their potential audience. In determining the geographic classification of our revenue, we look at the geographic location of our subsidiary or VIE which executed the marketing campaign contract. Our subsidiaries or VIE in China generally are our signing entities for marketing campaign contracts with clients which are based in China. Our Singapore subsidiary generally is our signing entity for marketing campaign contracts with clients based in Southeast Asia. Our Hong Kong subsidiaries generally are our signing entities for the other clients. Our clients are primarily based in China. Our net revenues from clients in China increased significantly from 2018 to 2019 and further to 2020 as a result of (i) the business expansion in OptAim, which used its consolidated subsidiaries in China to execute marketing campaign contracts, (ii) our continuous priority in the execution of our mobile strategy, and (iii) revenue contribution from Changyi which operates enterprise solutions business in China. In 2018, 2019 and 2020, we derived 11.3%, 11.8% and 15.8% of our net revenues from outside China, respectively. The table below shows our net revenues breakdown by geographic region for the periods presented.

	Year Ended December 31,
	2018		2019		2020
	(US in thousands)	(% of net revenues)	(US in thousands)	(% of net revenues)	(US in thousands)	(% of net revenues)
PRC	141,926	88.7	175,970	88.2	214,444	84.2
Hong Kong	17,004	10.6	22,567	11.3	40,197	15.8
Others	1,087	0.7	871	0.5	104	0.0
Total net revenues	160,017	100.0	199,408	100.0	254,745	100.0

Cost of Revenues

Cost of revenues for our marketing solutions primarily consists of:

•

Media cost in connection with specified-action marketing campaigns. Media cost refers to cost we pay to publishers for acquisition of content distribution opportunities, which is partially offset by rebates we receive from publishers in specified-action marketing campaigns. Media cost represented 96.1%, 96.4% and 93.2% of our cost of revenues in 2018, 2019 and 2020, respectively.

•

Amortization of expenses. This relates to amortization of computer software acquired in the acquisitions of Buzzinate, OptAim, Myhayo, Changyi, Optimal Power Limited and CMRS which represented 3.4%, 3.6% and 2.3% of our cost of revenues in 2018, 2019 and 2020, respectively.

Cost of revenues for our enterprise solutions primarily consists of amortization expenses related to the computer software and systems, salaries and benefits of relevant operations and support personnel, depreciation of relevant property and equipment and other direct services costs. The table below sets forth a breakdown of our cost of revenues for the periods indicated:

	Year Ended December 31,
	2018	2019	2020
	(US$ in thousands)
Cost of revenues:
Marketing solutions	(120,897)	(139,976)	(172,916)
Enterprise solutions	—	(2,727)	(8.566)
Total cost of revenues	(120,897)	(142,703)	(181,482)

Operating Expenses

We classify our operating expenses into three categories: research and development expenses, sales and marketing expenses and general and administrative expenses. The following table sets forth our operating expenses, both in absolute amount and as a percentage of our net revenues, for the periods presented.

	Year Ended December 31,
	2018		2019		2020
	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)
Operating expenses	(66,574)	(41.6)	(68,846)	(34.5)	(75,025)	(29.5)
Research and development expenses	(10,737)	(6.7)	(5,574)	(2.8)	(5,349)	(2.1)
Sales and marketing expenses	(32,080)	(20.0)	(42,968)	(21.5)	(38,028)	(14.9)
General and administrative expenses	(23,757)	(14.9)	(20,304)	(10.2)	(31,648)	(12.5)

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
•

General and administrative expenses. General and administrative expenses consist primarily of (i) salary and welfare for general and administrative personnel, and (ii) professional service fees. Professional service fees primarily related to legal and audit service in connection with our private placements and acquisitions, preparation for our initial public offering, issuance of convertible notes and merger and acquisitions. We expect to continue to invest in our corporate infrastructure and incur expenses related to being a public company, including accounting and legal fees, and compliance costs.

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

PRC

Generally, our PRC subsidiaries, our consolidated VIE and its subsidiary, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. High and new technology enterprises (“HNTE”) will enjoy a preferential enterprise income tax rate of 15% under the EIT Law. Our certain subsidiaries in the PRC, which are qualified as a HNTE under the EIT Law, are eligible for a preferential enterprise income tax rate of 15% for the period from 2018 to 2020 and 2017 to 2022, respectively, so long as these subsidiaries obtain approval from relevant tax authority if they are profitable during the period.

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

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net Revenues

Our net revenues increased by US$55.3 million, or 27.8%, from US$199.4 million in 2019 to US$254.7 million in 2020.

Net revenues from our marketing solutions increased by US$36.9 million, or 19.5% from US$189.0 million in 2019 to US$225.9 million in 2020, primarily as a result of the growing market demand for our marketing solutions, especially in gaming and education sectors.

Net revenues from our enterprise solutions increased by US$18.5 million, or 176.9% from US$10.4 million in 2019 to US$28.9 million in 2020, which was primarily driven by the growing market demand for the collection of information from different consumer online and offline touchpoints, and integration of such information into a single data management platform to facilitate better informed business decisions.

Cost of Revenues, Gross Profit and Gross Profit Margin

Our cost of revenues increased by US$38.8 million, or 27.2%, from US$142.7 million in 2019 to US$181.5 million in 2020, primarily as a result of an increase in media cost, which increased by US$30.9 million, or 22.5%, from US$137.6 million in 2019 to US$168.5 million in 2020 as a result of our sales growth during the year.

Cost of revenues for our marketing solutions increased by US$32.9 million, or 23.5%, from US$140.0 million in 2019 to US$172.9 million in 2020, which was in line with the growth of our marketing solutions business, primarily driven by higher market demand for our marketing solutions.

Cost of revenue for our enterprise solutions increased by US$5.9 million, or 214.1%, from US$2.7 million in 2019 to US$8.6 million in 2020, primarily as a result of increase of staff expenses and development cost to cater the market growth on this business stream.

As a result of the above, our gross profit increased from US$56.7 million in 2019 to US$73.3 million in 2020. Specifically, gross profit for our marketing solutions increased by US$3.9 million, or 8.0%, from US$49.0 million in 2019 to US$52.9 million in 2020. Gross profit for our enterprise solutions increased by US$12.6 million, or 163.7%, from US$7.7 million in 2019 to US$20.3 million in 2020.

Our gross profit margin increased from 28.4% in 2019 to 28.8% in 2020, primarily due to our strong momentum in enterprise solutions with higher margin.

Operating Expenses

Our operating expenses increased by US$6.2 million, or 9.0%, from US$68.8 million in 2019 to US$75.0 million in 2020, primarily due to increase of share-based compensation and staff cost. The operating expenses as a percentage of net revenues decreased from 34.5% in 2019 to 29.5% in 2020.

•

Sales and marketing expenses. Our sales and marketing expenses decreased by US$5.0 million, or 11.5%, from US$43.0 million in 2019 to US$38.0 million in 2020. The decrease was primarily due to the operational efficiency and reduction of promotional expenses during COVID-19 outbreak, partially offset by increase in staff cost and share-based compensation. Sales and marketing expenses as a percentage of net revenues decreased from 21.5% in 2019 to 14.9% in 2020.

•

General and administrative expenses. Our general and administrative expenses increased by US$11.3 million, or 55.9%, from US$20.3 million in 2019 to US$31.6 million in 2020, primarily due to increase in staff cost, share based compensation and professional fee for fund raising activities. General and administrative expenses as a percentage of net revenues increased from 10.2% in 2019 to 12.5% in 2020.

•

Research and development expenses. Our research and development expenses decreased by US$0.3 million, or 4.0%, from US$5.6 million in 2019 to US$5.3 million in 2020, primarily due to decrease in share-based compensation for research and development personnel, partially offset by increase in staff cost. Research and development expenses as a percentage of net revenues decreased from 2.8% in 2019 to 2.1% in 2020.

Interest Income

Our interest income was US$0.5 million and US$1.3 million in 2019 and 2020, respectively.

Interest Expense

Our interest expense was US$1.9 million and US$2.7 million in 2019 and 2020, respectively. The change was primarily attributable to the increase of available credit facilities during the year.

Other Gains, Net

Our other gains, net were US$3.0 million in 2019 and US$5.9 million in 2020, respectively. The change was primarily due to the increase of government grants such as wage subsidy from the Hong Kong government in 2020 due to COVID-19 outbreak.

Fair Value Losses on Convertible Notes

Our fair value losses on convertible notes was US$4.4 million, compared with fair value gains on convertible notes of US$0.1 million in 2019. The amount of our fair value losses on convertible notes was primarily impacted by volatility in the price of our ADSs.

Fair Value Losses on Derivative Liabilities

Our fair value losses on derivative liabilities were nil and US$11.5 million in 2019 and 2020, respectively. Our fair value losses on derivative liabilities were primarily in relation to a call option for investors to purchase our convertible notes.

Share of Losses from an Equity Investee

Our share of losses of an equity investee was US$0.4 million and US$0.1 million in 2019 and 2020, respectively. Our share of losses of an equity investee is primarily associated with net losses from our joint venture with VGI Global Media Plc in Thailand that was set up in May 2019.

Income Tax Expense

We recorded an income tax expenses of US$47 thousands and US$1.6 million in 2019 and 2020, respectively. The change was primarily due to increasing profitability of operating companies.

Net Loss

As a result of the foregoing, our net loss increased by 37.4% from US$10.8 million in 2019 to US$14.9 million in 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net Revenues

Our net revenues increased by US$39.4 million, or 24.6%, from US$160.0 million in 2018 to US$199.4 million in 2019, primarily as a result of an increase in our net revenues from our marketing solutions and the launch and development of our enterprise solutions.

Net revenues from our marketing solutions increased by US$29.0 million, or 18.1% from US$160.0 million in 2018 to US$189.0 million in 2019, primarily as a result of the growing market demand for our marketing solutions.

Starting from 2019, we have also generated revenue from enterprise solutions, featured by the offering of cloud-hosted SaaS products and the provision of software licenses and retail and CRM solutions. Net revenues from our enterprise solutions was US$10.4 million in 2019.

Cost of Revenues, Gross Profit and Gross Profit Margin

Our cost of revenues increased by US$21.8 million, or 18.0%, from US$120.9 million in 2018 to US$142.7 million in 2019, primarily as a result of an increase in media cost, which increased by US$21.4 million, or 18.4%, from US$116.2 million in 2018 to US$137.6 million in 2019 as a result of our sales growth during the year.

Cost of revenues for our marketing solutions increased by US$19.1 million, or 15.8%, from US$120.9 million in 2018 to US$140.0 million in 2019, which was in line with the growth of our marketing solutions business, primarily driven by higher market demand for our marketing solutions.

Cost of revenue for our enterprise solutions was US$2.7 million in 2019.

As a result of the above, our gross profit increased from US$39.1 million in 2018 to US$56.7 million in 2019. Specifically, gross profit for our marketing solutions increased by US$ 9.9 million, or 25.2%, from US$39.1 million in 2018 to US$49.0 million in 2019. Our gross profit for enterprise solutions was US$7.7 million in 2019.

Our gross profit margin increased from 24.4% in 2018 to 28.4% in 2019 primarily due to our continued client base optimization to focus on profitability and liquidity, and contribution from the newly launched enterprise solutions with higher margin. Gross profit margin for our marketing solutions increased from 24.4% in 2018 to 25.9% in 2019. Gross profit margin for our enterprise solutions was 73.9% in 2019.

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

•

General and administrative expenses. Our general and administrative expenses decreased by US$3.5 million, or 14.5%, from US$23.8 million in 2018 to US$20.3 million in 2019, primarily due to a decrease in share-based compensation expenses, partially offset by the increase in convertible notes issuance cost and professional fees in relation to acquisitions. General and administrative expenses as a percentage of net revenues decreased from 14.9% in 2018 to 10.2% in 2019.

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

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2(an) to our consolidated financial statements included elsewhere in this annual report.

B.   Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from our operating activities, proceeds from our equity and debt issuances and proceeds from bank borrowings. As of December 31, 2020, we had US$52.2 million in cash and cash equivalents, time deposits of US$89 thousand, restricted cash of US$42.1 million, and borrowing capacity of US$56.0 million under our revolving credit facilities of a total principal amount of US$121.7 million. As of December 31, 2020, our cash and cash equivalents primarily consisted of cash on hand, cash held at bank, and time deposits placed with banks or other financial institutions, which have original maturities of three months or less. We believe that our current cash and cash equivalents, short-term investments, together with the borrowing capacity under our revolving credit facilities and the term loan facility will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed our available financial resources, we may seek to issue equity or debt securities or obtain credit facilities.

The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating and financial covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

In addition, although we consolidate the results of our consolidated VIE and its subsidiary, we only have access to the assets or earnings of our consolidated VIE and its subsidiary through our contractual arrangements with our consolidated VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with OptAim Network.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.” A substantial amount of our future revenues are likely to be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE as long as certain routine procedural requirements are fulfilled. However, approval from or registration with competent government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions or change the foreign exchange control policy in the future. In addition, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2018	2019	2020
	(US$ in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(15,416)	(30,294)	(19,633)
Net cash provided by/(used in) investing activities	8,395	6,762	(27,693)
Net cash provided by financing activities	27,775	44,804	79,983
Effect on exchange rate changes on cash and cash equivalents and restricted cash	(327)	(394)	1,014
Net increase in cash and cash equivalents and restricted cash	20,754	21,272	32,657
Cash and cash equivalents and restricted cash at the beginning of year	19,401	39,828	60,706
Cash and cash equivalents and restricted cash at the end of year	39,828	60,706	94,377

Operating Activities

Net cash used in operating activities amounted to US$19.6 million in 2020, which was mainly attributable to a net loss of US$14.9 million and a net decrease in working capital of US$34.9 million, partially offset by non-cash items of US$30.2 million. The net decrease in working capital of US$34.9 million was primarily attributable to decrease in accounts payable of US$23.3 million, and increase in prepaid media cost and rebate receivables of US$8.4 million and US$5.0 million, respectively. The non-cash items of US$30.2 million were primarily attributable to fair value loss on derivative liabilities and convertible notes of US$11.5 million and US$4.4 million, respectively, share based compensation of US$6.2 million, and amortization of intangible assets and right-of-use assets of US$6.1 million.

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

Investing Activities

Net cash used in investing activities in 2020 was US$27.7 million, due to an increase in short-term investments of US$22.3 million, prepaid long-term investment costs and other long-term investments of US$1.9 million and US$7.1 million, respectively.

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

Financing Activities

Net cash provided by financing activities in 2020 was US$80.0 million, which was primarily attributable to net proceeds from follow-on and private placement of US$53.4 million and US$18.5 million respectively.

Net cash provided by financing activities in 2019 was US$44.8 million, which was primarily attributable to net proceeds from convertible notes of US$28.7 million and proceeds from bank borrowings, net of US$28.5 million.

Net cash provided by financing activities in 2018 was US$27.8 million, which was primarily attributable to net proceeds from issuance of convertible notes of US$27.8 million.

Credit Facilities

In January and February 2019, we entered into two facility agreements for working capital loans with a commercial bank, which provide for a 6-month revolving loan of an aggregate amount of US$15.0 million. We provide corporate guarantee and deposits as pledge to secure our obligations under this revolving loan. The interest rate of this loan facility was fixed at 5.25% per annum in 2019 and reduced to 4.00% in August 2020. As of December 31, 2020, the total outstanding amount of the revolving loan was US$15.3 million.

In March 2019, we entered into a facility agreement with a commercial bank, which provides for a one-year factoring loans of HK$24.0 million (US$3.1 million). We provide corporate guarantee and accounts receivable as pledge to secure our obligations under this revolving loan. The interest rate of this loan facility was at 4.25% per annum over 1-month Hong Kong Interbank Offered Rate (“HIBOR”) for loan in HKD, 2.00% per annum over 1-month HIBOR for loan in RMB, 4.25% per annum over 1-month London Interbank Offered Rate (“LIBOR”) for loan in US$. As of December 31, 2020, the total outstanding amount of the revolving loan was HK$92.2 thousand (US$11.9 thousand).

In April 2019, we entered into a facility agreement for working capital loans with a commercial bank. The loan facility provides for a one-year revolving loan of US$13.6 million, which is supported by standby documentary credit facilities of US$15.0 million. In September 2019, this loan was subsequently amended. The amended agreement provides for a one-year revolving loan of US$30.0 million. We provide corporate guarantee, deposits and accounts receivable as pledge to secure our obligations under this revolving loan. The interest rate of this loan facility is either (i) 5.22% in RMB, or (ii) 1-month LIBOR plus 3.00% per annum if the loan is drawn down in US$. As of December 31, 2020, the total outstanding amount of the revolving loan was RMB25.7 million (US$3.9 million).

In May 2019, we entered into a facility agreement for working capital loans with a commercial bank, which provides for a one-year revolving loan of US$18.0 million. We provide corporate guarantee and deposits to secure our obligations under this revolving loan. The interest rate of this loan facility is 1.00% per annum over deposit rate on the pledged deposit. As of December 31, 2020, we had no outstanding balance under this revolving loan.

In August 2019, we entered into two facility agreements for working capital loans with a commercial bank, which provide for (i) a one-year revolving loan of RMB18.5 million (US$2.6 million) and (ii) a one-year revolving loan of US$1.6 million, respectively. We provide corporate guarantee and deposits as pledge to secure our obligations under this revolving loan. The interest rate of this loan facility was the benchmark interest rate determined by the People’s Bank of China for loans over one year granted by financial institutions plus 0.97% per annum. This loan was subsequently renewed in September 2019 and

August 2020. The interest rate of these facilities is 3.60% per annum, and the one-year revolving loan of US$1.6 million was replaced by a one-year revolving loan of RMB11.5 million (US$1.8 million). As of December 31, 2020, the total outstanding amount of the revolving loans was RMB30.0 million (US$4.6 million).

In October 2019, we entered into a one-year facility agreement for working capital loans with a commercial bank, which provides for (i) US$15.0 million standby documentary credit facilities, (ii) US$10.0 million combined limit for pre-shipment buyer loan and revolving loan, and (iii) US$1.0 million overdraft facilities. We provide corporate guarantee and bank deposits as pledge to secure our obligations under these loan facilities. For the pre-shipment buyer loan, the interest rate is at either (i) HIBOR plus 3.85% per annum if the loan is drawn down in HK$, or (ii) LIBOR plus 3.85% per annum if the loan is drawn down in US$. For the revolving loan, the interest rate is at either (i) HIBOR plus 4.25% per annum if the loan is drawn down in HK$, or (ii) LIBOR plus 4.25% per annum if the loan is drawn down in US$. For the overdraft facility, the interest rate is at the bank’s US$ best lending rate.The total outstanding amount of these loan facilities was US$5.0 million as of December 31, 2020.

In December 2019, we entered into a facility agreement for working capital loans with a commercial bank, which provide for a half-year revolving loan of RMB50.0 million (US$7.0 million). We provide corporate guarantee and accounts receivable of certain subsidiaries to secure our obligations. It was subsequently renewed and amended in December 2020. The interest rate of this facility is 6.35%. As of December 31, 2020, the total outstanding amount of this revolving loan was RMB50.0 million (US$7.6 million).

In December 2019, we entered into a facility agreement for working capital loans with a commercial bank, which provide for one-year revolving loan of RMB50.0 million (US$7.0 million). We provide corporate guarantee and deposits as pledge to secure our obligations under this revolving loan. It was subsequently renewed and amended in December 2020. The interest rate of this loan facility was subsequently amended to 3.13% per annum. As of December 31, 2020, the total outstanding amount of this revolving loan was RMB50.0 million (US$7.6 million).

In June 2020, we entered into a facility agreement for working capital loans with a commercial bank, which provides for a one-year revolving loan of RMB3.0 million (US$0.5 million). The interest rate of this loan facility is fixed at 4.5025% per annum. As of December 31, 2020, the total outstanding amount of this revolving loan was RMB3.0 million (US$0.5 million).

In August 2020, we entered into a bank acceptance draft discount facility agreement with a commercial bank, which provides for a revolving loan of RMB40.0 million (US$6.1 million). The interest rate of this loan facility is based on cost of funding at the time of discounting plus a risk premium depending on the accepting bank’s credit rating. As of December 31, 2020, we had no outstanding balance under this revolving loan.

In October 2020, we entered into a facility agreement for working capital loans with a commercial bank, which provide for one-year revolving loan of RMB100.0 million (US$15.2 million). We provide corporate guarantee and deposits as pledge to secure our obligations under this revolving loan. The interest rate of this loan facility is fixed at 3.25% per annum. As of December 31, 2020, the total outstanding amount of this revolving loan was RMB68.0 million (US$10.4 million).

As of December 31, 2018 certain financial covenants (minimum monthly adjusted quick ratio and minimum quarterly EBITDA as defined in the banking facilities agreements) as set out in these loan agreements have been breached. The relevant subsidiaries have obtained waiver letters for waiving the requirements to meet the financial covenants such that the bank would not demand immediate repayment. As of December 31, 2019 and December 31, 2020, no financial covenants as set out in these loan agreements have been breached.

Other than those shown in “—Credit Facilities,” we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2020.

Capital Expenditures

We made capital expenditures of US$0.4 million, US$0.7 million and US$1.1 million in 2018, 2019 and 2020, respectively. In these periods, our capital expenditures were mainly used for the purchase of property and equipment and purchase of software. We will continue to make capital expenditures to support our business.

Holding Company Structure

iClick Interactive Asia Group Limited is a Cayman Islands exempted limited liability company, used as a holding company with no material operations of its own. We conduct our operations primarily through our wholly-owned subsidiaries, our consolidated VIE and its subsidiary in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly-owned PRC subsidiaries and consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. We currently plan to reinvest all earnings from our PRC subsidiaries to their business developments and do not plan to request dividend distributions from them.

C.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Research and Development” and “—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2020 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2020:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US$ in thousands)
Operating lease obligations	3,328	2,108	1,220	-	-
Debt obligation, including interest	56,562	56,562	-	-	-
Contingent consideration payable	7,755	-	7,755	-	-
Advance from a former non-controlling interest	4,521	-	4,521	-	-
Total	72,166	58,670	13,496	-	-

G.	Safe Harbor

See “Forward-Looking Statements” in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Wing Hong Sammy Hsieh	48	Chairman of the Board and Co-Founder
Jian Tang	44	Director and Chief Executive Officer and Co-Founder
Lub Bun Chong	54	Director
Matthew Chu Pong Fong	40	Director
Dylan Huang	46	Director
Philip Kan	65	Director
Terence Li	44	Director and Chief Financial Officer

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

Mr. Philip Kan has served as our director since January 2021. Mr. Kan has extensive experience in management, finance, banking, capital market, information technology, risk management, corporate governance and corporate development. Mr. Kan has been the responsible officer, director and the senior management of several financial institutions regulated by SFC since 2003. Mr.

Kan was the founder and a director of Galileo Capital Group Ltd (HKEX:8029) from July 2000 to October 2008, a boutique corporate finance house providing services in co-sponsoring IPOs, shares placement, M&A, assets management and financial advisory. Prior to founding Galileo Capital Group Ltd, Mr. Kan held senior positions in a number of prominent companies. Mr. Kan was the senior vice president for First Pacific Bank Limited, oversees the centralized banking services units (i.e. processing support units) and the Information Technology Division of the Bank. Prior to that, Mr. Kan was the manager of Systems & Operations at HSBC from 1987 to 1992. Mr. Kan also held various management positions at the AIG Finance (HK) Ltd, General Electric Co and Bank of America earlier in his career. Mr. Kan received his MBA degree from Henley Management College, Brunel University in the United Kingdom. Mr. Kan also held a Fellow Membership of the Chartered Institute of Management (FCIM) and the Institute of Management Services (FMS) in the United Kingdom. Mr. Kan is currently a member of the Disciplinary Panel of the Hong Kong Institute of Certified Public Accountants.

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

B.	Compensation of Directors and Executive Officers

For the year ended December 31, 2020 we paid an aggregate of approximately US$0.3 million in cash to our executive officers, and we paid an aggregate of approximately US$0.2 million to our non-executive directors. Subject to the requirements under the applicable laws, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and variable interest entity are required by law to make contributions based on the insurance scales set forth by the local government for employees’ pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our Hong Kong subsidiaries are required by the Hong Kong Mandatory Provident Fund Schemes Ordinance to make monthly contributions to the mandatory provident fund scheme in an amount equal to at least 5% of an employee’s salary.

Share Incentive Plans

2018 Plan

Under the 2018 Plan, the maximum number of ordinary shares that may be issued to the beneficiaries is 2,398,137, which have been issued to Arda as trustee to the beneficiaries of the 2018 Plan. As of March 31, 2021, options to purchase 375,597 ordinary shares are outstanding, including unvested options to purchase 110 ordinary shares, and vested and unexercised options to purchase 375,487 ordinary shares.

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

The following table summarizes, as of March 31, 2021, the outstanding options granted under the 2018 Plan to our directors, executive officers and other grantees.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Jian Tang	*	0.2687—4.0304	August 1, 2015	August 1, 2025
Other grantees	375,597	0.2687—20.0000	April 1, 2011 to July 1, 2017	April 1, 2023 to April 1, 2027

*	Less than 1% of our total outstanding ordinary shares.

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

Post-IPO Plan

Under our Post-IPO Plan, previously named as 2017 Share Incentive Plan, which became effective in December 2017, directors and consultants and promote the success of our business. On September 22, 2018, August 31, 2020 and February 26, 2021, our board of directors approved an increase of 1,500,000 Class A ordinary shares, 1,000,000 Class A ordinary shares, and 1,000,000 Class A ordinary shares, respectively, to the award pool under the Post-IPO Plan. As a result, the maximum number of ordinary shares which may be issued pursuant to all awards under the Post-IPO Plan will initially be 4,500,000 Class A ordinary shares, plus an annual increase on the first day of each of our fiscal year during the term of the Post-IPO Plan commencing with the fiscal year beginning January 1, 2018, by an amount equal to the least of (i) 0.5% of the total number of Class A ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 150,000 Class A ordinary shares or (iii) such number of Class A ordinary shares as may be determined by our board of directors. All of such shares will be Class A ordinary shares. As of March 31, 2021, the award pool under the Post-IPO Plan is 4,991,374 Class A ordinary shares. As of March 31, 2021, 1,336,233 Class A ordinary shares are outstanding under our Post-IPO Plan, representing the shares underlying the unvested 1,336,233 restricted Class A ordinary shares units.

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

Audit Committee Our audit committee consists of Matthew Chu Pong Fong, Lub Bun Chong, and Dylan Huang, and is chaired by Matthew Chu Pong Fong. Lub Bun Chong, Matthew Chu Pong Fong and Dylan Huang each satisfy the “independence” requirements of the Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that each of Matthew Chu Pong Fong, and Lub Bun Chong qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee Our nominating and corporate governance committee consists of Philip Kan, Wing Hong Sammy Hsieh and Jian Tang, and is chaired by Philip Kan. Philip Kan satisfies the “independence” requirements of the Listing Rules of the NASDAQ Stock Market. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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

Employees

As of December 31, 2018, 2019 and 2020 we had a total of 508, 884 and 1,145 employees, respectively. The table below provides a breakdown of our employees by function as of December 31, 2020:

	Number of employees	% of Total
Product, technology and data engineering	363	31.7
Sales, business development and account management	644	56.2
General and administrative	138	12.1
Total	1,145	100.0

As of December 31, 2020, we had a total of 1,145 employees, increased by 29.5% from 884 as of the end of December 31, 2019. The increase primarily resulted from the increase in headcount for product, technology and data engineering function, as we acquire new subsidiaries and continuously expand and develop our solutions.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2021 by:

•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our total outstanding shares.

As of March 31, 2021, there were 48,558,000 ordinary shares outstanding, par value $0.001 per share, being the sum of 43,523,573 Class A ordinary shares and 5,034,427 Class B ordinary shares. The calculations in the table below are based on 46,687,201 ordinary shares outstanding as of March 31, 2021, comprising (i) 41,652,774 Class A ordinary shares, excluding (x) the 1,180,209.5 Class A ordinary shares held by Arda Holdings Limited underlying the options granted but not yet exercised (whether or not they are vested) and the options reserved for issuance under our 2018 Plan, and (y) the 690,589.5 Class A ordinary shares held by JPMorgan Chase Bank N.A., our depositary, underlying the unvested restricted Class A ordinary shares units under our Post-IPO Plan, and (ii) 5,034,427 Class B ordinary shares outstanding.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days as of March 31, 2021, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A Ordinary	Class B Ordinary	Total Ordinary Shares		Aggregate
	Shares Number	Shares Number	Number	% †	Voting Power % † †
Directors and Executive Officers:
Wing Hong Sammy Hsieh(1)	246,631	2,282,815	2,529,446	5.4%	32.2%
Jian Tang(2)	394,197	2,102,263	2,496,460	5.3%	29.8%
Lub Bun Chong	(i)	—	(i)	(i)%	(i)%
Matthew Chu Pong Fong	(i)	—	(i)	(i)%	(i)%
Dylan Huang	(i)	—	(i)	(i)%	(i)%
Philip Kan	—	—	—	—%	—%
Terence Li	(i)	—	(i)	(i)%	(i)%
All directors and executive officers as a group	826,093	4,385,078	5,211,171	11.1%	62.1%

Principal Shareholders:
Bubinga Holdings Limited(1)	—	2,282,815	2,282,815	4.9%	32.1%
Igomax Inc.(3)	366,284	2,102,263	2,468,547	5.3%	29.8%
Baozun Inc.(4)	1,235,734	649,349	1,885,083	4.0%	10.0%
Baillie Gifford & Co(5)	2,491,480	—	2,491,480	5.3%	1.8%
Creative Big Limited(6)	3,589,744	—	3,589,744	7.7%	2.5%
FIL Limited(7)	2,592,745	—	2,592,745	5.6%	1.8%
Marine Central Limited(8)	2,564,103	—	2,564,103	5.5%	1.8%

(i)	Less than 1% of our total outstanding shares.
†

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of March 31, 2021, by the sum of (1) 46,687,201, which is the total number of ordinary shares outstanding as of March 31, 2021; and (2) the number of ordinary shares that such person or group has the right to acquire within 60 days of March 31, 2021.

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

(1)

Represents (a) 2,282,815 Class B ordinary shares held by Bubinga Holdings Limited, a British Virgin Islands company wholly owned by Mr. Wing Hong Sammy Hsieh, (b) 241,422 Class A ordinary shares held by Mr. Hsieh, and (c) 5,209 Class A ordinary shares that Mr. Hsieh has the right to obtain upon conversion of certain restricted share units he holds within 60 days as of March 31, 2021. The registered office address of Bubinga Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2)

Represents (a) 2,102,263 Class B ordinary shares held by Igomax Inc., a British Virgin Islands company wholly owned by Mr. Jian Tang, (b) 27,913 Class A ordinary shares that are issuable upon exercise of options held in trust by Mr. Tang on behalf of certain consultants of OptAim, (c) 362,534.5 Class A ordinary shares held by Igomax Inc., and (d) 3,749.5 Class A ordinary shares that Igomax Inc. has the right to obtain upon conversion of certain restricted share units it holds within 60 days as of March 31, 2021.

(3)

Represents (a) 2,102,263 Class B ordinary shares held by Igomax Inc., a British Virgin Islands company wholly owned by Mr. Jian Tang, (b) 362,534.5 Class A ordinary shares held by Igomax Inc. and (c) 3,749.5 Class A ordinary shares that Igomax Inc. has the right to obtain upon conversion of certain restricted share units it holds within 60 days as of March 31, 2021.

(4)

Represents (a) 1,235,734 Class A ordinary shares in the form of 2,471,468 ADSs and (b) 649,349 Class B ordinary shares, as reported in the press release contained in the Form 6-K, which was furnished by us to the SEC on January 26, 2020.

(5)

Represents 2,491,480 Class A ordinary shares beneficially owned by Baillie Gifford & Co and/or one or more of its investment adviser subsidiaries, as reported in the Schedule 13G filed by Baillie Gifford & Co on January 28, 2021. The address of Baillie Gifford & Co is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.

(6)

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

(7)

Represents 2,592,745 Class A ordinary shares beneficially owned by FIL Limited, as reported in the Schedule 13G filed jointly by FIL Limited, Pandanus Partners, L.P. and Pandanus Associates, Inc. on February 8, 2021. As set forth in the Schedule 13G, FIL Limited has sole power to vote 2,460,576 Class A ordinary shares and sole power to dispose of 2,592,745 Class A ordinary shares. The address of FIL Limited is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

(8)

Represents 2,564,103 Class A ordinary shares held by Marine Central Limited, as reported in the Schedule 13G filed by Marine Central Limited on May 6, 2020. Mr. Jianjun Huang is the majority shareholder and the sole director of Marine Central Limited, who possesses power to direct the voting and disposition of the shares beneficially owned by Marine Central Limited.

To our knowledge, as of March 31, 2021, 34,738,296, or 74.4% of our ordinary shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Share Issuance to Baozun Inc. and Strategic Business Cooperation

Share Subscription Agreement

In January 2021, we issued 649,349 Class B ordinary shares to Baozun at an aggregate subscription price of approximately US$17.2 million pursuant to an share subscription agreement. Baozun is subject to a 180-day lock-up period on the above shares subscribed from us.

Strategic Cooperation Framework Agreement

In January 2021, we have entered into a strategic cooperation framework agreement with Baozun, pursuant to which both parties will collaborate in developing a full-cycle, closed-loop e-commerce service model, covering areas such as system development, IT services, digital marketing, store operation, customer services and warehousing and fulfillment services to better serve potential brand partners.

Registration Rights Agreement

In January 2021, we have also entered into a registration rights agreement with Baozun. Set forth below is a description of the registration rights granted under the registration rights agreement.

Demand  registration. Holders of at least 5% of the voting power of the then outstanding shares, may, at any time, request registration of their shares and we will use our reasonable best efforts to cause such shares to be registered. We, however, are not obligated to effect a demand registration if we have already effected two demand registrations. We also have the right to defer the filing of a registration statement for up to forty-five days on any one occasion or for up to a total of ninety days during any twelve month period if our board of directors determines in good faith that the registration at such time would be materially detrimental to us and our shareholders, provided that we may not register any securities for our own account or any other person within such period other than pursuant to a registration statement relating to the sale of securities pursuant to our share incentive plan, relating to a corporate reorganization or other transaction under Rule 145 of the Securities Act, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities, or a registration in which the only ordinary shares being registered are ordinary shares issuable upon conversion of debt securities that are also being registered.

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

Underwritten Offering. If the managing underwriters of any underwritten offering advises us in writing that, in its opinion, the number of securities to be included in such offering is greater than the total number of securities which can be sold therein without having a material adverse effect on the distribution of such securities or otherwise having a material adverse effect on the marketability thereof, or the “Maximum Number of Securities,” then we shall include in such registration the registrable securities that the participating holders have requested to be registered thereunder only to the extent the number of such registrable securities does not exceed the Maximum Number of Securities. If such amount exceeds the Maximum Number of Securities, the number of registrable securities included in such Registration shall be allocated among all the participating holders on a pro rata basis (based on the number of registrable securities held by each participating holder). If the amount of such registrable securities does not exceed the Maximum Number of Securities, we may include in such Registration any ordinary shares of our company and other ordinary shares held by other security holders of us, as we may in our discretion determine or be obligated to allow, in an amount which together with the registrable securities included in such Registration shall not exceed the Maximum Number of Securities.

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

Termination of Obligations. The registration rights set forth above shall terminate with respect to any holder, the date on which such holder and its permitted transferee hold less than 5% of the voting power of the then outstanding shares of our company.

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

Our ADSs, two ADSs representing one Class A ordinary share, have been listed on the Nasdaq Global Market since December 21, 2017.

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

Objects of Our Company. Under our ninth amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

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

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes attached to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of votes cast attached to the ordinary shares. Both ordinary resolutions and special resolutions may also be passed by unanimous written resolutions signed by all the shareholders of our company, as permitted by the Companies Law and our ninth amended and restated memorandum and articles of association. An ordinary resolution will be required for important matters including appointment or removal of the chairman of the board of directors, or removal of any directors (other than “for cause”), etc. A special resolution will be required for fundamental matters including a change of control event, and statutory matters such as merger, a change of name, making changes to our memorandum and articles of association or other matter as required under the laws of the Cayman Islands.

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

Issuance of Additional Shares. Our ninth amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our ninth amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

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

Anti-Takeover Provisions. Some provisions of our ninth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our ninth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

General Meetings of Shareholders and Shareholder Proposals. Our shareholders’ general meetings may be held in such place within or outside the Cayman Islands as our board of directors considers appropriate.

As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. Our ninth amended and restated memorandum and articles of association provide that we shall in each year hold a general meeting as our annual general meeting.

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the term “de facto management body” should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

According to the PRC Enterprise Income Tax Law, Law of the People’s Republic of China on the Administration of Tax Collection promulgated on April 24, 2015, and the SAT’s Announcement on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source promulgated on October 17, 2017, entities that have the direct obligation to make certain payments to a non-resident enterprise should act as withholding agents for the non-resident enterprise, and such payments include: income from equity investments (including dividends and other return on investment), interest, rents, royalties and income from assignment of property as well as other incomes subject to enterprise income tax received by non-resident enterprises in China.

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

The ADSs are listed on the NASDAQ Global Market, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2019 and 2020 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and our market capitalization, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future, as discussed under “Passive Foreign Investment Company Rules.”.

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

Taxation of Dispositions of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” if a U.S. Holder realizes gain or loss on the sale, exchange or other disposition of ADSs or ordinary shares, that gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the ADS or ordinary shares have been held for more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year over year percent change in the consumer price index for 2018, 2019 and 2020 were increases of 2.1%, 2.9% and 2.5%, respectively.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. In addition, the PBOC may, from time to time, release policies and measures concerning the foreign exchange market to limit fluctuations in Renminbi exchange rates and for other policy considerations.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debts, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us. For U.S. dollars against Renminbi, there was appreciation of approximately 5.7%, appreciation of approximately 5.0% and appreciation of approximately 0.5% in 2018, 2019 and 2020, respectively.

As of December 31, 2020, we had Renminbi-denominated cash and cash equivalents, accounts receivable, prepaid cost and deferred revenue of RMB105.8 million, RMB938.7 million, RMB212.4 million and RMB161.4 million, respectively. We estimate that a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2020 would result in a change of our holding U.S. dollar equivalents of US$1.5 million, US$13.0 million, US$2.9 million and US$2.2 million for cash and cash equivalents, accounts receivable, prepaid cost and deferred revenue, respectively. In addition, we estimate that a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2020 would result in a decrease of US$22.7 million and US$18.7 million in our net revenues and cost of revenues in 2020.

Certain of our operating activities are transacted in HK dollars. We consider the foreign exchange risk in relation to transactions denominated in HK dollars with respect to U.S. dollars is not significant as HK dollar is pegged to U.S. dollar.

Interest Rate Risk

Our main interest rate exposure relates to bank borrowings. We also have interest-bearing assets, including cash and cash equivalents, short-term investments and restricted cash. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. 8.9% of the aggregate principal outstanding amount of our bank borrowings as of December 31, 2020 was at floating rates.

As of December 31, 2020, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, our net loss would have been US$0.05 million higher/lower, respectively. These were mainly as a result of higher/lower interest expense for our bank borrowings at floating rates.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary. For the year ended December 31, 2020, we received US$0.3 million reimbursement, after deduction of applicable U.S. taxes, from the depositary.

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

E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-221034) in relation to our initial public offering, which was declared effective by the SEC on December 21, 2017 and to the registration statement on Form F-3, as amended (File No. 333-232435) in relation to our follow-on offering, which was declared effective by the SEC on July 15, 2019.

In December 2017, we completed our initial public offering, in which we issued and sold an aggregate of 3,750,000 ADSs (excluding ADSs issued upon the exercise of the over-allotment options), representing 1,875,000 Class A ordinary shares, at an initial offering price of US$8.00 per ADS. In the same month, the underwriters of our initial public offering exercised their over-allotment options to purchase an additional 562,500 ADSs in full. The net proceeds we received from the initial public offering and the exercise of the over-allotment options in full totaled approximately US$27.5 million. Roth Capital Partners, LLC was the representative of the underwriters for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates.

For the period from December 21, 2017, the date that the Form F-1 was declared effective by the SEC, to December 31, 2020, we had used the net proceeds from our initial public offering as follows:

•	approximately US$12 million of the net proceeds for research and development and expansion of our suite of solutions and service offerings; and
•	approximately US$16 million of the net proceeds for sales and marketing.

We intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statement on Form F-1, for (i) research and development and expansion of our suite of solutions and service offerings, and (ii) funding our working capital and other general corporate purposes. None of the net proceeds from the initial public offering have been paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

In September 2020, we completed the follow-on offering of 8,500,001 ADSs, of which 6,877,214 ADSs (excluding ADSs issued upon the exercise of the over-allotment options), representing an aggregate of 3,438,607 Class A ordinary shares were sold by us. The net proceeds we raised from the follow-on public offering were approximately US$53.0 million, after deducting underwriting discounts and commissions and offering expenses payable by us. BofA Securities, Inc. was the representative of the underwriters for our follow-on offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates.

For the period from July 15, 2019, the date that the registration statement on Form F-3 was declared effective by the SEC, to December 31, 2020, we had used the net proceeds from our follow-on offering as follows:

•

approximately US$11 million for working capital and other general corporate purpose and for investment, acquisition and business collaboration opportunities that complement or enhance our existing operations and are strategically beneficial to our long-term goals.

None of the net proceeds from the initial public offering have been paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. We still intend to use the remainder of the proceeds from our follow-on offering as disclosed in our prospectus dated September 2, 2020 on Form 424B5 filed with the SEC on September 4, 2020.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2020. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2020, our internal control over financial reporting was not effective. We and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. These two material weaknesses identified relate to (1) the lack of sufficient accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements, and (2) the lack of an up-to-date manual of accounting policies and procedures to facilitate preparation of US GAAP financial statements, which could result in adjustments to US GAAP not identified in a timely and complete manner, causing material misstatements in the Company's financial reporting. To remediate these two weaknesses, we have adopted a few measures to improve our internal control over financial reporting. In particular, we continue to put effort in hiring additional accounting staff with an appropriate understanding of U.S. GAAP and SEC reporting requirements. Furthermore, we request our existing accounting personnel to complete external courses relating to U.S. GAAP and SEC reporting such that the accounting personnel can earn the necessary credentials to be qualified as certified public accountants in the U.S. We will also continue to require our existing accounting personnel to regularly attend U.S. GAAP and SEC reporting requirement training and workshops hosted by external organizations at least on an annual basis. In addition, we have amended our accounting manual to include U.S. GAAP and SEC financial reporting requirements and also implemented a regular review process to ensure timely update with the new accounting pronouncements and SEC reporting requirements. However, we still lacked sufficient financial reporting and accounting personnel to formalize key control over financial reporting and to timely and properly prepare and review financial statements and related footnote disclosures based on U.S. GAAP and SEC reporting requirements. We are fully committed to continue to implement measures to remediate our material weaknesses in our internal control over financial reporting.

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

Changes in Internal Control over Financial Reporting

Other than the above, there have not been any changes in our internal control over financial reporting in the year ended December 31, 2020, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Matthew Chu Pong Fong and Lub Bun Chong are our audit committee financial experts. Each of Matthew Chu Pong Fong and Lub Bun Chong satisfies the independent requirements of the Rule 5605(c)(2) of the Listing Rules of the NASDAQ Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees.  We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (file No. 333-221034), as amended, initially filed with the SEC on October 20, 2017. We have posted a copy of our code of business conduct and ethics on our website at http://ir.i-click.com.

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

	2019	2020
	(US$ in thousands)
Audit fees (1)	1,220	1,220
Tax fees (2)	16	18
Audit related fees (3)	242	295

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs in 2020:

Period	(a)Total Number of ADSs Purchased	(b)Average Price Paid per ADS (US$)(1)	(c) Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(2)	(d) Approximately Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs (in US$ million)(2)
January 2020	—	—	—	10.00
February 2020	—	—	—	10.00
March 2020	—	—	—	10.00
April 2020	—	—	—	10.00
May 2020	—	—	—	10.00
June 2020	128,266	5.2760	128,266	9.32
July 2020	—	—	—	9.32
August 2020	—	—	—	9.32
September 2020	—	—	—	9.32
October 2020	—	—	—	9.32
November 2020	149,681	7.0429	149,681	8.27
December 2020	490,132	7.5779	490,132	4.55
Total	768,079	7.0892	768,079	4.55

Period	(a)Total Number of ADSs Purchased	(b)Average Price Paid per ADS (US$)(1)	(c) Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(3)	(d) Approximately Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs (in US$ million)(3)
December 2020	27,599	8.3686	27,599	14.77

(1)	Each of our ADSs represents one Class A ordinary share. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.
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

On January 15, 2020, we announced a share repurchase program in which we may purchase our own ADSs with an aggregate value of up to US$10 million over the 12-month period ending on December 29, 2020. We expect to effect the proposed share repurchase on the open market at prevailing market prices, in negotiated transactions off the market, and/or in other legally permissible means from time to time as market conditions warrant in compliance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, at times and in such amounts as we deem appropriate. The share repurchase program does not obligate us to acquire any particular number of ADSs and may be suspended, terminated or extended at any time at our discretion without prior notice.

(3)

On December 10, 2020, we further announced a share repurchase program in which we may purchase our own ADSs with an aggregate value of up to US$15 million from December 30, 2020 to December 31, 2021. We expect to effect the proposed share repurchase on the open market at prevailing market prices, in negotiated transactions off the market, and/or in other legally permissible means from time to time as market conditions warrant in compliance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, at times and in such amounts as we deem appropriate. The share repurchase program does not obligate us to acquire any particular number of ADSs and may be suspended, terminated or extended at any time at our discretion without prior notice.

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

4.7

Form of Indemnification Agreement with Executive Officers and Directors (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

4.8

Form of Employment Agreement and One Way Non-disclosure Agreement with Executive Officers (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

4.9

Post-IPO Share Incentive Plan, as amended and restated on February 26, 2021 (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form S-8 (file No. 333-253596) filed with the Securities and Exchange Commission on February 26, 2021)

4.10*	Registration Rights Agreement, dated January 26, 2021, by and among the Registrant and Baozun Inc.

4.11*	Strategic Cooperation Framework Agreement, dated January 26, 2021, by and among the Registrant and Baozun Inc.

8.1*	Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Travers Thorp Alberga

15.2*	Consent of Jingtian & Gongcheng

15.3*	Consent of PricewaterhouseCoopers

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104.*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

_____________

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

iClick Interactive Asia Group Limited

	By:	/s/ Jian Tang
	Name:	Jian Tang
	Title:	Chief Executive Officer

Date: April 21, 2021

iCLICK INTERACTIVE ASIA GROUP LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of iClick Interactive Asia Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of iClick Interactive Asia Group Limited and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Changes in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on financial instruments in 2020 and the manner in which it accounts for leases in 2019.

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

April 21, 2021

We have served as the Company's auditor since 2016.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 AND 2020

(US$’000, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2019	2020
Assets
Current assets
Cash and cash equivalents	5	36,854	52,232
Time deposits	5	410	89
Restricted cash	6	23,852	42,145
Short-term investments	2(k)	-	23,720
Amount due from an equity investee	7(b)	155	218
Accounts receivable, net of allowance for credit losses of US$3,469 and US$11,749 as of December 31, 2019 and 2020, respectively	9	143,971	143,142
Rebates receivable		5,603	10,964
Prepaid media costs		25,565	34,528
Other current assets	10	8,983	14,138
Total current assets		245,393	321,176

Non-current assets
Deferred tax assets	23(e)	1,033	953
Property and equipment, net	11	536	1,113
Investment in an equity investee	7(a)	158	460
Prepayments for long-term investments	8	1,000	2,924
Other long-term investments	8	1,503	8,651
Intangible assets, net	12	4,418	56,431
Goodwill	13	65,710	74,419
Right-of-use assets	14	1,656	3,421
Other assets	10	109	567
Total non-current assets		76,123	148,939

Total assets		321,516	470,115

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2019 AND 2020

(US$’000, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2019	2020
Liabilities and equity
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entity (“VIE”) and its subsidiaries without recourse to the Company of US$27 and US$371 as of December 31, 2019 and 2020, respectively)		66,161	43,140
Deferred revenue (including deferred revenue of the consolidated VIE and its subsidiaries without recourse to the Company of US$866 and US$644 as of December 31, 2019 and 2020, respectively)	15	27,089	28,199
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$1,802 and US$1,519 as of December 31, 2019 and 2020, respectively)	16	19,937	29,331
Lease liabilities (including lease liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$86 and US$298 as of December 31, 2019 and 2020, respectively)	14	1,114	1,955
Bank borrowings (including bank borrowing of the consolidated VIE and its subsidiaries without recourse to the Company of US$Nil and US$457 as of December 31, 2019 and 2020, respectively)	17	36,851	56,040
Convertible notes at fair value	18	49,008	-
Income tax payable (including income tax payable of the consolidated VIE and its subsidiaries without recourse to the Company of US$Nil and US$483 as of December 31, 2019 and 2020, respectively)		3,780	4,182
Total current liabilities		203,940	162,847

Non-current liabilities
Contingent consideration payable	4(e)	-	7,755
Lease liabilities (including lease liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$25 and US$186 as of December 31, 2019 and 2020, respectively)	14	706	1,373
Deferred tax liabilities (including deferred liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$187 and US$146 as of December 31, 2019 and 2020, respectively)	23(e)	1,865	14,156
Other liabilities	16	449	4,896
Total non-current liabilities		3,020	28,180

Total liabilities		206,960	191,027

Commitments and contingencies	27

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2019 AND 2020

(US$’000, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2019	2020
Equity
Ordinary shares – Class A (US$0.001 par value; 80,000,000 shares authorized as of December 31, 2019 and 2020, respectively; 23,870,027 and 40,996,215 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	19	24	41
Ordinary shares – Class B (US$0.001 par value; 20,000,000 shares authorized as of December 31, 2019 and 2020, respectively; 4,820,608 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	19	5	5
Treasury shares (1,744,873 and 2,396,372 shares as of December 31, 2019 and 2020, respectively)	19	(4,858)	(10,341)
Additional paid-in capital		305,344	492,400
Statutory reserves		81	81
Accumulated other comprehensive losses		(7,479)	(2,478)
Accumulated deficit		(191,016)	(207,606)
Total iClick Interactive Asia Group Limited shareholders’ equity		102,101	272,102
Non-controlling interests		12,455	6,986
Total equity		114,556	279,088

Total liabilities and equity		321,516	470,115

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(US$’000, except share data and per share data, or otherwise noted)

		For the years ended December 31,
	Note	2018	2019	2020

Net revenues		160,017	199,408	254,745
Cost of revenues		(120,897)	(142,703)	(181,482)
Gross profit		39,120	56,705	73,263
Operating expenses
Research and development expenses		(10,737)	(5,574)	(5,349)
Sales and marketing expenses		(32,080)	(42,968)	(38,028)
General and administrative expenses		(23,757)	(20,304)	(31,648)
Total operating expenses		(66,574)	(68,846)	(75,025)
Operating loss		(27,454)	(12,141)	(1,762)
Interest income		421	537	1,297
Interest expense		(773)	(1,915)	(2,650)
Other gains, net	22	687	2,992	5,852
Fair value losses on derivative liabilities	18	-	-	(11,466)
Fair value (losses)/gains on convertible notes	18	(4,837)	133	(4,433)
Loss before income tax expense		(31,956)	(10,394)	(13,162)
Share of loss from an equity investee	7(a)	-	(408)	(111)
Income tax expense	23	(655)	(47)	(1,633)
Net loss		(32,611)	(10,849)	(14,906)
Net loss attributable to non-controlling interests		202	1,246	2,288
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders		(32,409)	(9,603)	(12,618)
Net loss		(32,611)	(10,849)	(14,906)
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of US$nil tax		(2,547)	(1,700)	5,274
Comprehensive loss		(35,158)	(12,549)	(9,632)
Comprehensive loss attributable to non-controlling interests		202	1,334	2,015
Comprehensive loss attributable to iClick Interactive Asia Group Limited		(34,956)	(11,215)	(7,617)
Net loss per share attributable to iClick Interactive Asia Group Limited
- Basic	24	(1.23)	(0.34)	(0.32)
- Diluted	24	(1.23)	(0.34)	(0.32)
Weighted average number of ordinary shares used in per share calculation:
- Basic	24	26,452,409	28,583,548	39,368,436
- Diluted	24	26,452,409	28,583,548	39,368,436

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(US$’000, except share data and per share data, or otherwise noted)

	Ordinary shares		Treasury shares
	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Statutory reserves	Accumulated other comprehensive losses	Total iClick Interactive Asia Group Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balance as of December 31, 2017	26,059,433	26	2,123,382	(2,093)	274,294	(149,004)	81	(3,320)	119,984	-	119,984
Reissuance of treasury shares upon exercise of employee share options and vesting of restricted share units (“RSUs”)	764,522	1	(764,522)	1,554	(900)	-	-	-	655	-	655
Share-based compensation expenses	-	-	-	-	19,679	-	-	-	19,679	-	19,679
Issuance of shares upon vesting of RSUs	1,162,745	1	-	-	(1)	-	-	-	-	-	-
Business combination (Note 4)	-	-	-	-	-	-	-	-	-	1,517	1,517
Repurchase of ordinary shares	-	-	5,000	(37)	-	-	-	-	(37)	-	(37)
Net loss for the year	-	-	-	-	-	(32,409)	-	-	(32,409)	(202)	(32,611)
Foreign currency translation	-	-	-	-	-	-	-	(2,547)	(2,547)	-	(2,547)
Balance as of December 31, 2018	27,986,700	28	1,363,860	(576)	293,072	(181,413)	81	(5,867)	105,325	1,315	106,640

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(US$’000, except share data and per share data, or otherwise noted)

	Ordinary shares		Treasury shares
	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Statutory reserves	Accumulated other comprehensive losses	Total iClick Interactive Asia Group Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balance as of December 31, 2018	27,986,700	28	1,363,860	(576)	293,072	(181,413)	81	(5,867)	105,325	1,315	106,640
Reissuance of treasury shares upon exercise of employee share options and vesting of RSUs	269,943	1	(269,943)	132	182	-	-	-	315	-	315
Convertible notes transaction expenses in form of share- based awards (Note 21(d))	-	-	-	-	3,298	-	-	-	3,298	-	3,298
Share-based compensation expenses	-	-	-	-	2,115	-	-	-	2,115	-	2,115
Issuance of shares upon vesting of RSUs	23,750	-	-	-	-	-	-	-	-	-	-
Business combinations (Note 4)	-	-	-	-	-	-	-	-	-	11,815	11,815
Contribution from non-controlling interests	-	-	-	-	1,023	-	-	-	1,023	1,882	2,905
Capital injection in a subsidiary	-	-	-	-	1,223	-	-	-	1,223	(1,223)	-
Repurchase of ordinary shares	-	-	650,956	(4,414)	-	-	-	-	(4,414)	-	(4,414)
Issuance of ordinary shares upon conversion of convertible notes	410,242	-	-	-	4,431	-	-	-	4,431	-	4,431
Net loss for the year	-	-	-	-	-	(9,603)	-	-	(9,603)	(1,246)	(10,849)
Foreign currency translation	-	-	-	-	-	-	-	(1,612)	(1,612)	(88)	(1,700)
Balance as of December 31, 2019	28,690,635	29	1,744,873	(4,858)	305,344	(191,016)	81	(7,479)	102,101	12,455	114,556

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(US$’000, except share data and per share data, or otherwise noted)

	Ordinary shares		Treasury shares
	Number of Shares	Amount	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Statutory reserves	Accumulated other comprehensive losses	Total iClick Interactive Asia Group Limited shareholders’ equity	Non- controlling interests	Total equity
Balance as of December 31, 2019	28,690,635	29	1,744,873	(4,858)	305,344	(191,016)	81	(7,479)	102,101	12,455	114,556
Cumulative effect of adoption of new accounting standard (Note 2(j))	-	-	-	-	-	(3,972)	-	-	(3,972)	-	(3,972)
Reissuance of treasury shares upon exercise of employee share options and vesting of RSUs	546,340	1	(546,340)	194	1,110	-	-	-	1,305	-	1,305
Share-based compensation expense	-	-	-	-	6,249	-	-	-	6,249	-	6,249
Issuance of shares upon vesting of RSUs	171,932	-	-	-	-	-	-	-	-	-	-
Repurchase of ordinary shares	-	-	397,839	(5,677)	-	-	-	-	(5,677)	-	(5,677)
Issuance of ordinary shares but held as treasury shares	-	-	800,000	-	-	-	-	-	-	-	-
Capital injection in a subsidiary (Note 1(a)(iii))	-	-	-	-	1,716	-	-	-	1,716	(1,716)	-
Purchase of interests in subsidiaries from non- controlling interests (Notes 1(a)(iii), (iv))	313,011	-	-	-	2,795	-	-	-	2,795	(9,798)	(7,003)
Issuance of ordinary shares upon share offerings (Note 1(c))	5,546,007	5	-	-	71,912	-	-	-	71,917	-	71,917
Issuance of ordinary shares pursuant to convertible notes conversion (Note 21(d))	6,776,204	7	-	-	68,888	-	-	-	68,895	-	68,895
Business combinations (Note 4(d)(e))	3,772,694	4	-	-	34,386	-	-	-	34,390	7,987	42,377
Contribution from non-controlling interests (Note 1(a)(ii))	-	-	-	-	-	-	-	-	-	73	73
Net loss for the year	-	-	-	-	-	(12,618)	-	-	(12,618)	(2,288)	(14,906)
Foreign currency translation	-	-	-	-	-	-	-	5,001	5,001	273	5,274
Balance as of December 31, 2020	45,816,823	46	2,396,372	(10,341)	492,400	(207,606)	81	(2,478)	272,102	6,986	279,088

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(US$’000, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2018	2019	2020
Cash flows from operating activities
Net loss	(32,611)	(10,849)	(14,906)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation of property and equipment	1,059	334	381
Amortization of intangible assets	4,167	4,774	4,189
Amortization of right-of-use assets	-	1,548	1,930
Losses/(gains) on disposals of property and equipment	32	(2)	3
Gain on bargain purchase	(285)	-	-
Allowance for credit losses	92	1,995	6,587
Accounts receivable written off	(15)	-	(2,621)
Convertible notes transaction expenses in form of non-employee warrant award	-	3,298	-
Other convertible notes transaction expenses	2,190	1,258	-
Other share-based compensation expenses	19,679	2,115	6,249
Fair value losses on derivative liabilities	-	-	11,466
Fair value losses/(gains) on convertible notes	4,837	(133)	4,433
Fair value (gains) on short-term investments	-	(107)	(1,404)
Deferred tax	(906)	(1,083)	(1,151)
Share of losses from an equity investee	-	408	111
Changes in operating assets and liabilities, net
Accounts receivable	(25,499)	(85,382)	1,996
Prepayments and other assets	4,380	(5,490)	(1,426)
Rebates receivables	(2,734)	(1,602)	(4,987)
Prepaid media costs	18,534	(6,735)	(8,383)
Accounts payable	2,693	61,318	(23,345)
Accrued liabilities and other current liabilities	(5,301)	3,862	3,392
Deferred revenue	(5,915)	722	265
Income tax payable	187	1,001	(121)
Income tax recoverable	-	-	(55)
Lease liabilities	-	(1,389)	(2,173)
Amount due from an equity investee	-	(155)	(63)
Net cash used in operating activities	(15,416)	(30,294)	(19,633)

Cash flows from investing activities
Purchase of property and equipment	(249)	(474)	(556)
Purchase of intangible assets	(120)	(232)	(575)
(Increase)/decrease in short-term investments	(17,427)	17,599	(22,267)
Investment in an equity investee	-	(566)	(412)
Increase in other long-term investments	(503)	(1,000)	(7,129)
Increase in prepaid long-term investment costs	-	(1,000)	(1,901)
Decrease/(increase) in time deposits	25,000	(410)	321
Acquisition of businesses, net of cash received	1,694	(7,171)	6,226
Loan to third parties	-	-	(1,400)
Proceeds from disposals of property and equipment	-	16	-
Net cash provided by/ (used in) investing activities	8,395	6,762	(27,693)

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(US$’000, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2018	2019	2020
Cash flows from financing activities
Proceeds from exercise of share options	656	315	1,305
Proceeds from bank borrowings	2,229	140,507	180,511
Repayments of bank borrowings	(2,883)	(111,986)	(165,131)
Proceeds from issuance of convertible notes, net of transaction expenses	27,810	28,742	19,184
Redemption of convertible notes	-	(11,265)	(15,196)
Contribution from non-controlling interests	-	2,905	73
Repurchase of ordinary shares	(37)	(4,414)	(5,677)
Net proceeds from issuance of ordinary shares upon share offerings	-	-	71,917
Purchase of interests in subsidiaries from non-controlling interests	-	-	(7,003)
Net cash provided by financing activities	27,775	44,804	79,983

Net increase in cash and cash equivalents and restricted cash	20,754	21,272	32,657
Cash and cash equivalents and restricted cash at the beginning of year	19,401	39,828	60,706
Effect on exchange rate changes on cash and cash equivalents and restricted cash	(327)	(394)	1,014
Cash and cash equivalents and restricted cash at the end of year	39,828	60,706	94,377
Reconciliation of cash and cash equivalents and restricted cash within the consolidated balance sheets to the amounts shown in the consolidated statements of cash flows above:
Cash and cash equivalents	39,828	36,854	52,232
Restricted cash, current	-	23,852	42,145
	39,828	60,706	94,377

Supplemental disclosure of cash flow information:
Interests paid	(694)	(2,109)	(2,545)
Cash paid for income taxes	(1,019)	(130)	(2,960)

Supplemental schedule of non-cash investing and financing activities:
Convertible notes transaction expenses in form of share-based awards	-	3,298	-
Fair value losses/(gains) on convertible notes	4,837	(133)	4,433
Fair value losses on derivative liabilities	-	-	11,466
Issuance of ordinary shares upon conversion of convertible notes	-	4,431	68,895
Issuance of ordinary shares upon acquisition of subsidiaries	-	-	42,377
Issuance of convertible notes upon exercise of call option	-	-	11,466

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities

(a)	Organization and nature of operation

iClick Interactive Asia Group Limited (the “Company”) and its subsidiaries are collectively referred to as the Group. The Company was incorporated under the law of Cayman Islands as a limited company on February 3, 2010. The Group has been principally engaged in the provision of online marketing services (“Marketing Solutions”) since then. Starting from January 1, 2019, the Group is also engaged in the provision of software licenses and retail and customer relationship management solutions (“Enterprise Solutions”). The Group’s principal operations and geographic market are in Greater China and have offices in Hong Kong and The People’s Republic of China (“the PRC”). There are also sales teams in Singapore, Taiwan and the United Kingdom.

The accompanying consolidated financial statements include the financial statements of the Company, its principal subsidiaries and consolidated VIEs and the VIE’s subsidiaries (defined in Note 1(b)) as follows:

Name	Relationship	% of direct or indirect economic ownership (Note (i))	Date of incorporation/ establishment	Place of incorporation/ establishment	Principal activities

Tetris Media Limited	Subsidiary	100%	July 2007	Hong Kong	Investment holding
iClick Interactive Asia Limited	Subsidiary	100%	December 2008	Hong Kong	Internet marketing services and solutions
China Search (Asia) Limited	Subsidiary	100%	September 2010	Hong Kong	Internet marketing services and solutions
iClick Interactive (Singapore) Pte. Ltd.	Subsidiary	100%	January 2011	Singapore	Internet marketing services and solutions
iClick Data Technology (Beijing) Limited	Subsidiary	100%	January 2011	The PRC	Internet marketing services and solutions
Search Asia Technology (Shenzhen) Co., Ltd.	Subsidiary	100%	January 2011	The PRC	Internet marketing services and solutions
Performance Media Group Limited	Subsidiary	100%	January 2013	Hong Kong	Internet marketing services and solutions
Addoil Broadcasts Limited (“Addoil”)	Subsidiary	100%	June 2017	Hong Kong	Developing and operating mobile application
CMRS Digital Solutions Limited (“CMRS Digital”)	Subsidiary	100%	April 2008	Hong Kong	Internet marketing services and solutions
Beyond Digital Solutions Limited (“Beyond Digital”)	Subsidiary	100%	April 2010	Hong Kong	Internet marketing services and solutions
CruiSo Digital Solutions Limited (“CruiSo Digtal”)	Subsidiary	100%	May 2011	Hong Kong	Internet marketing services and solutions
Tetris Media (Shanghai) Co., Ltd.	Subsidiary	100%	April 2008	Hong Kong	Internet marketing services and solutions
OptAim (Beijing) Information Technology Co., Ltd. (“OptAim WFOE”)	Subsidiary	100%	November 2014	The PRC	Internet marketing services and solutions
Anhui Zhiyunzhong Information Technology Co., Ltd. (“OptAim Anhui”)	Subsidiary	100%	November 2017	The PRC	Internet marketing services and solutions

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities (Continued)

(a)	Organization and nature of operation (Continued)

The accompanying consolidated financial statements include the financial statements of the Company, its principal subsidiaries and consolidated VIEs and the VIE’s subsidiaries (defined in Note 1(b)) as follows: (Continued)

Name	Relationship	% of direct or indirect economic ownership (Note (i))	Date of Incorporation/ establishment	Place of incorporation/ establishment	Principal activities

Beijing OptAim Network Technology Co., Ltd. (“Beijing OptAim”)	VIE	100%	September 2012	The PRC	Internet marketing services and solutions

Zhiyunzhong (Shanghai) Technology Co., Ltd. (“Shanghai OptAim”)	VIE’s subsidiary	100%	September 2014	The PRC	Internet marketing services and solutions

Shanghai Myhayo Technology Co., Ltd. (“Myhayo”) (Notes (ii), (iii))	VIE’s subsidiary	36.8%	May 2017	The PRC	Mobile content aggregator, digital advertising and marketing services

Anhui Myhayo Technology Co., Ltd. (“Anhui Myhayo”) (Notes (ii) and (iii))	VIE’s subsidiary	36.8%	September 2018	The PRC	Mobile content aggregator, digital advertising and marketing services
Changyi (Shanghai) Information Technology Ltd. (“Changyi”) (Note (iv))	Subsidiary	59.84%	January 2014	The PRC	SaaS products offering
Xi'an Changzhan Information Technology Ltd. (“Xian Changyi”)	Subsidiary	59.84%	August 2019	The PRC	SaaS products offering
Optimal Power Limited (“Optimal”) (Note (v))	Subsidiary	100%	September 2019	BVI	Investment holding
Full Lucky International Limited (“Full Lucky”)	Subsidiary	100%	January 2019	Hong Kong	Mobile content aggregator, digital advertising and marketing services
Arda Holdings Limited	VIE	100%	May 2010	BVI	Treasury management

Note:

(i)

Save for the impacts from the transactions detailed in Notes (iii), (iv) and (iv) below, there was no change in the Company’s percentage of direct or indirect economic ownership over the principal subsidiaries and consolidated VIEs and the VIE’s subsidiaries during the years ended December 31, 2018, 2019 and 2020.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities (Continued)

(a)	Organization and nature of operation (Continued)

Note: (Continued)

(ii)

Although the Company owns less than 50% ownership in these entities, these entities are consolidated as the Company obtains control with its controlling voting right at the level of both shareholders and board of directors pursuant to agreements with other investors of these entities.

(iii)

The Company acquired 40% equity interest of Anhui Myhayo and Shanghai Myhayo in November 2018 (Note 4(a)). In August 2019 and August 2020, there were contribution from non-controlling interests of US$2,905 to Anhui Myhayo and US$73 to Shanghai Myhayo, respectively, whereby the Company's (i) equity interest in Anhui Myhayo was diluted to 36.8% in August 2019 and (ii) equity interest in Shanghai Myhayo was diluted to 36.8% in August 2020. These transactions did not result in a loss of the Company’s control over Anhui Myhayo and Shanghai Myhayo and were accounted for as transactions with non-controlling interests, resulting in an increase in equity by US$2,905 and US$73 for the years ended December 31, 2019 and 2020, respectively.

(iv)

The Company acquired 34.38% equity interest of Changyi, which held 100% equity interest of Suzhou Changyi, Xian Changyi, Shanghai Changyu and Anhui Changyi, in January 2019 (Note 4(b)). During the years ended December 31, 2019 and 2020, the Company has further completed the following transactions in relation to Changyi.

-	In May 2019, the Company injected a total cash of RMB15 million (equivalent to US$2,217) to Changyi as paid-up capital, upon which the Company's equity interest in Changyi increased to 41.46%.
-

In September 2020, the Company further injected a total cash of RMB65 million (equivalent to US$9,477) to Changyi as paid-up capital, resulting in a transfer of non-controlling interests of US$1,716 to additional paid-in capital for the year ended December 31, 2020. The Company’s equity interest in Changyi increased further to 52.62%.

-

In December 2020, the Company acquired 7.22% equity interest of Changyi from non-controlling interests using 313,011 Class A ordinary shares of the Company with a fair market value of US$4,176, resulting in a transfer of non-controlling interests of US$1,658 to additional paid-in capital for the year ended December 31, 2020. The Company’s equity interests in Changyi increased further to 59.84%.

These transactions did not change the Company’s control over Changyi and were accounted for as transactions with non-controlling interests.

(v)

The Company acquired 80% equity interest of Optimal in May 2020 (Note 4(d)). In December 2020, the Company acquired the remaining 20% equity interest of Optimal from the non-controlling interest shareholder at a cash consideration of US$7,003, whereby the Company’s equity interests in Optimal increased to 100%. This was accounted for as a transaction with non-controlling interests with an increase in additional paid-in capital of US$1,137 and a reduction in non-controlling interests of US$8,140 for the year ended December 31, 2020.

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

As of December 31, 2019 and 2020, the total assets of OptAim VIE were US$9,733 and US$7,346, respectively, mainly comprising cash and cash equivalents, accounts receivable, property and equipment, intangible assets, right-of-use assets and other assets. As of December 31, 2019 and 2020, the total liabilities of the OptAim VIE were US$2,993 and US$4,104 respectively, mainly comprising accounts payable, deferred revenue, lease liabilities, bank borrowings, income tax payable, accrued liabilities and other current liabilities, and deferred tax liabilities.

In accordance with the aforementioned agreements, the Company has the power to direct activities of the OptAim VIE, and can have assets transferred out of OptAim VIE. Therefore the Company considers that there is no asset in OptAim VIE that can be used only to settle obligations of the OptAim VIE, except for registered capital and PRC statutory reserves of OptAim VIE amounting to US$2,081 and US$2,081, respectively, as of December 31, 2019 and 2020. As Beijing OptAim and its subsidiaries were incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the OptAim VIE. Currently there is no contractual arrangement that could require the Company to provide additional financial support to OptAim VIE.

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities (Continued)

(c)	Share offerings in 2020

(i)	Private investment in public equity offering (“PIPE”)

The Company completed a PIPE offering on June 22, 2020 and issued a total of 2,107,400 Class A ordinary shares. The net proceeds received by the Company, after deducting offering expenses of US$3,469, amounted to US$18,531.

(ii)	Follow-on offering

The Company completed a follow-on offering of 8,500,001 American Depositary Shares (“ADSs”) (equivalent to 4,250,001 Class A ordinary shares) at a public offering price of US$8.50 per ADS on September 8, 2020. Each ADS represents 0.5 common share. Of the ADSs sold in the follow-on offering, 6,877,214 ADSs (equivalent to 3,438,607 Class A ordinary shares) were newly issued and sold by the Company and 1,622,787 ADSs (equivalent to 811,394 Class A ordinary shares) were sold by an existing shareholder. The net proceeds received by the Company, after deducting offering expenses of US$5,070, amounted to US$53,386.
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

The Group believes that revenue recognition, rebates, consolidation of VIE, determination of share-based compensation, measurement of and convertible notes and derivative liability, impairment assessment of long-lived assets and intangible assets, and fair value determination related to the accounting for business combinations reflect more significant judgments and estimates used in the preparation of its consolidated financial statements.

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

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange existing at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing at the transaction date. Transaction gains and losses are recognized in “other gains, net”. Assets and liabilities denominated in foreign currencies are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the consolidated statements of changes in shareholders’ equity and comprehensive loss.

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

Observable inputs are based on market data obtained from independent sources. The Company’s contingent consideration (Note 4 (e)), derivative liabilities and convertible notes (Note 18) are measured using unobservable inputs that require a high level of judgment to determine fair value, and thus classified as Level 3 (Note 3(c)).

The Company values its investments in wealth management products issued by banks and pledged deposits placed with a financial institution classified as short-term investments in the consolidated balance sheets (Note 2(k)) using quoted subscription or redemption prices published by the banks and financial institution. Accordingly, the Company classifies the valuation techniques that use these inputs as Level 2.

The carrying amounts of cash and cash equivalents, time deposits, restricted cash, accounts receivable, amount due from an equity investee, rebates receivable, accounts payable, other financial assets and liabilities approximate their fair values due to the short-term nature of these instruments. Based on the borrowing rates currently available to the Group for debt with similar terms, the carrying amounts of the short-term bank borrowings approximate their fair values (using Level 2 inputs).

The Group values its listed equity securities using quoted prices for the underlying securities in active markets. Accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.

The Group measures an equity investment accounted for using the equity method at fair value on a non-recurring basis only if an impairment charge were to be recognized. For the years ended December 31, 2019 and 2020, no impairments were recorded on the asset required to be measured at fair value on a non-recurring basis.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(e)	Fair value of financial instruments (Continued)

Equity investments accounted for using the net asset value per share as a practical expedient (Note 2(j)) and measurement alternative (Note 2(m)) are generally not categorized in the fair value hierarchy. However, if equity investments without readily determinable fair values accounted for using the measurement alternative were re-measured during the year, they would be classified within Level 3 in the fair value hierarchy because the Group estimated the value of the investments based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs.

The Group adopted Accounting Standards Update (“ASU”) No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which eliminates, adds and modifies certain disclosure requirements for fair value measurements, on January 1, 2020. ASU 2018-13 removed the following disclosure requirements: (i) the amount of, and reasons for, transfers between Level 1 and Level 2 of the fair value hierarchy; (ii) the policy for timing of transfers between levels; and (iii) the valuation processes for Level 3 fair value measurements. This ASU added the following disclosure requirements: (i) the changes in unrealized gains and losses for the period included in other comprehensive income (“OCI”) for recurring Level 3 fair value measurements held at the end of the reporting period; and (ii) the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The Group has considered the guidance in its disclosures on reconciliation of the changes in level 3 instruments under the fair value hierarchy for the years ended December 2019 and 2020. See Note 3(c) for additional information.

(f)	Cash, cash equivalents and restricted cash

Cash and cash equivalents include cash on hand, cash in bank and time deposits placed with banks or other financial institutions, which have original maturities of three months or less and are readily convertible to known amounts of cash.

Restricted cash represented bank deposits in accounts that are restricted as to withdrawal or usage. For restriction which is expected to be released within one year of the balance sheet date, the respective restricted cash balance is classified as current. As of December 31, 2019 and 2020, the Group’s restricted cash mainly represents balance held in restricted bank accounts as required by certain loan agreements and escrow amount deposited for a business acquisition.

In November 2016, the Financial Accounting Standard Board (“FASB”) issued ASU No. 2016-18, Statements of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts presented in the statement of cash flows. The Group has adopted this new guidance on January 1, 2018, using the retrospective transition method.

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

Accounts receivable are presented net of allowance for credit losses. The Group evaluates its accounts receivable for expected credit losses on a regular basis. The Group maintains an estimated allowance for credit losses which reflects its best estimate of amounts that potentially will not be collected. The Group uses various credit quality indicators including but not limited to historical collection experience and credit-worthiness of the customers as well as the age of the receivables balance to monitor the Group’s receivables within the scope of expected credit losses model and use these as a basis to develop the Group’s expected loss estimates. Additionally, the Group makes specific allowance in the period based on any specific knowledge the Group has acquired that might indicate that an individual account is uncollectible. The facts and circumstances of each account may require the Group to use substantial judgment in assessing its collectability. See Note 2(j) for current expected credit losses upon adoption of ASC 326.
(i)	Rebates receivable

Rebates receivable represent sales rebates that have already been earned but not received from third party publishers. The Group earns its rebates from purchasing advertising spaces from these website publishers.

(j)	Current expected credit losses upon adoption of ASC 326

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU No. 2019-05, ASU 2019-10, ASU 2019-11, ASU 2020-02 and ASU 2020-03 to provide additional guidance on the credit losses standard. The Group adopted ASC 326 and several associated ASUs on January 1, 2020 using a modified retrospective approach, resulting in a net adjustment of US$3,972 to the opening balance of accumulated losses with a corresponding credit loss provision over accounts receivable being recognized in the consolidated balance sheet as of January 1, 2020. As of December 31, 2020, the credit loss provision for accounts receivable being recognized in consolidated balance sheet amounted to US$11,749.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(j)	Current expected credit losses upon adoption of ASC 326 (Continued)

The Group’s accounts receivable, amount due from an equity investee, rebates receivable and other current assets are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables and other current assets which include size, type of the services the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools for collective evaluation. Receivables that do not share risk characteristics are evaluated on an individual basis. Receivables evaluated individually are not included in the collective evaluation. For each pool for collective evaluation, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances.

The following table presents the movement in the allowance for credit losses for the years ended December 31, 2018, 2019 and 2020.

	For the years ended December 31,
	2018	2019	2020
Balance at the beginning of year prior to ASC Topic 326	1,478	1,507	3,469
Adoption of ASC Topic 326	-	-	3,972
Balance at the beginning of year	1,478	1,507	7,441
Provision for the year	92	1,995	6,587
Accounts receivable written off	(15)	-	(2,621)
Exchange differences	(48)	(33)	342
Balance at the end of year	1,507	3,469	11,749

(k)	Short-term investments

Short-term investments represent the Group’s investments in listed equity securities, fund investments, wealth management products, and pledged deposits.

(i)	Fund investments

Fund investments over which the Group does not have the ability to exercise significant influence, are required to be measured at fair value under ASC 321 “Investments—Equity Securities” (“ASC 321”). The Group has adopted the practical expedient in ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of these investments which were without readily determinable fair value. Fund investments included in the consolidated balance sheet as short-term investments as of December 31, 2020 amounted to US$11,097 and the change in fair value recorded in consolidated statement of comprehensive loss under “other gains, net” for the year ended December 31, 2020 amounted to US$187. There were no fund investments as of December 31, 2019 and no change in fair values for the years ended December 31, 2018 and 2019.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(k)	Short-term investments (Continued)

(ii)	Listed equity securities

Investments in listed equity securities are reported at fair value in the consolidated balance sheets and the unrealized gains and losses are recorded in the consolidated statements of comprehensive loss under ASU 2016-01. Listed equity securities recorded in the consolidated balance sheet as short-term investments as of December 31, 2020 amounted to US$2,342 and the change in fair value recorded in the consolidated statement of comprehensive loss under “other gains, net” for the year ended December 31, 2020 amounted to US$1,157. There were no listed equity securities as of December 31, 2019 and no change in fair values for the years ended December 31, 2018 and 2019.

(iii)	Wealth management products

Wealth management products are issued by banks in the PRC which are redeemable by the Group at any time. They are unsecured with variable interest rates and primarily invested in debt securities issued by the PRC government, corporate debt securities and central bank bills. The Group measures these investments at fair value using the quoted subscription or redemption prices published by the bank. Wealth management products recorded in the consolidated balance sheet as short-term investments as of December 31, 2020 amounted to US$700 (2019: US$Nil) and the change in fair values recorded in the consolidated statement of comprehensive loss under “other gains, net” amounted to US$25, US$107 and US$52 for the years ended December 31, 2018, 2019 and 2020, respectively.

(iv)	Pledged deposits

Investments in pledged deposits are placed with a financial institution in Hong Kong which are redeemable by the Group at any time with 1-day notice, secured by certain listed equity securities and interest bearing at a fixed rate of 0.2% per annum. The Group measures these investments at fair value using the quoted subscription or redemption prices published by the financial institution. Pledged deposits recorded in the consolidated balance sheet as short-term investments as of December 31, 2020 amounted to US$9,581 and the change in fair values recorded in the consolidated statement of comprehensive loss under “other gains, net” for the year ended December 31, 2020 amounted to US$8. There were no pledged deposits as of December 31, 2019 and no change in fair values for the years ended December 31, 2018 and 2019.

(l)	Investment in an equity investee

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

The Group evaluates its equity method investment for impairment under ASC 323-10. An impairment loss on the equity method investment is recognized in the consolidated statement of comprehensive loss when the decline in value is determined to be other-than-temporary. No impairment loss has been recorded during the years ended December 31, 2018, 2019 and 2020.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(m)	Other long-term investments

The Group’s other long-term investments as of December 31, 2019 and 2020 consist of equity securities without readily determinable fair value.

The Group adopted Accounting Standards Codification (“ASC”) 321 “Investments—Equity Securities” on January 1, 2018 and is required to measure its equity investments at fair value and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and does not qualify for the existing practical expedient in ASC 820 to estimate fair value using the net asset value per share (or its equivalent) of the investments, the Group elected to use the measurement alternative to measure its equity investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

(n)	Property and equipment, net

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(o)	Acquisitions

(i)	Business combinations

The Group accounts for acquisitions of entities that include inputs and processes and have the ability to create outputs as business combinations. The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations” (“ASC 805”). The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive loss as gain on bargain purchase. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statement of comprehensive loss.

(ii)	Assets acquisition

ASC 805-10-55-5A, which sets forth a screen test, provides that if substantially all of the fair value of the assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the assets acquired are not considered to be a business. The acquisition should be accounted for by the Company as an asset acquisition in accordance with ASC 805-50, rather than as a business combination. Under an asset acquisition, the cost to acquire the group of assets is allocated to the individual assets acquired or liabilities assumed based on their relative fair values.

(p)	Intangible assets, net

Intangible assets mainly consist of computer software licenses purchased from external parties and computer software and systems, developed technologies, customer relationship, brand name, contract backlog and advertising contract acquired through the acquisitions of subsidiaries. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Amortization of finite lived intangible assets is computed using the straight-line method over the following estimated useful lives, which are as follows:

Computer software and systems	2 – 5 years
Developed technologies	5 years
Customer relationship	4 – 5 years
Brand name	4 years
Contract backlog	3 years
Advertising contract	30 years

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(q)	Impairment of goodwill

The Group adopted ASU No. 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment on January 1, 2020, and in accordance with the FASB, a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit, including consideration of the impact of the COVID-19. If the Company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The Group performs goodwill impairment testing at the reporting unit level on December 31 annually. No impairment of goodwill was recognized for the years ended December 31, 2018, 2019 and 2020.

(r)	Impairment of other long-lived assets and intangible assets

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(s)	Lease accounting

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

For the identified leases, the Group used its incremental borrowing rate to discount the related future payment obligations as of January 1, 2019 to determine its lease liability as of the adoption date. As of the adoption date on January 1, 2019, the Group recognized lease liabilities of US$2,634 and corresponding ROU assets of US$2,634, with no equity impact from the adoption.

The Group records rent expense for operating leases, including leases of office premises, on a straight-line basis over the lease term. The Group begins recognition of rent expense on the commencement date, which is generally the date that the asset is made available for use. The lease liability is included in lease liabilities, current and lease liabilities, non-current within the consolidated balance sheets, which are reduced as lease related payments are made. The ROU asset is amortized on a periodic basis over the expected term of the lease. See Note 14 for additional information.

(t)	Deferred revenue

The Group receives prepayments for services in advance of service performance from certain customers. The amounts received in advance are recorded as deferred revenue and recognized as revenue in the period which the corresponding services are performed.

(u)	Derivative financial instrument

ASC 815, “Accounting for Derivative Instruments and Hedging Activities” (“ASC 815”) requires every derivative financial instrument (including certain derivative financial instruments embedded in other contracts) to be recorded on the balance sheet at fair value as either an asset or a liability. ASC 815 also requires that changes in the fair value of recorded derivatives be recognized currently in earnings unless specific hedge accounting criteria are met. The Group’s derivative financial instrument included the call option written to the investor to purchase the convertible notes issued in July 2020 classifies as “derivative liabilities” (the “Call Option”). For the year ended December 31, 2020, the Group recognized fair value losses of US$11,466 on the derivative liabilities. The Call Option was exercised by the investor on July 30, 2020. There was no derivative financial instrument as of December 31, 2019 and 2020.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(v)	Convertible notes

The Group determines the appropriate accounting treatment of its convertible notes in accordance with the terms in relation to the conversion feature, call and put option, and beneficial conversion feature (“BCF”). After considering the impact of such features, the Group may account for such instrument as a liability in its entirety, or separate the instrument into debt and equity components following the respective guidance described under ASC 815 and ASC 470 “Debt”.

The conversion features of the convertible notes of the Group meets the definition of a derivative whereby no BCF shall be separately accounted for. Moreover, the Group has elected the fair value option for convertible notes accounted for as a liability in its entirety whereby the conversion features that meet the definition of a derivative are not bifurcated given that the entire debt instrument is legally a single contract therefore not to be separated into parts for purposes of applying the fair value option. Such fair value option permits the irrevocable election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event, that gives rise to a new basis of accounting for that instrument. The convertible notes accounted for under the fair value option are carried at fair value with realized or unrealized gains and losses recorded in the consolidated statements of comprehensive loss.

Convertible notes are classified as current liabilities if they are convertible or redeemable on demand or if their due date is or will be within one year from the balance sheet date.

(w)	Treasury shares

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

(x)	Revenue recognition and cost of revenues

The following table presents our revenue recognized from contracts with customers disaggregated by the four types of pricing models:

	For the years ended December 31,
	2018	2019	2020
Recognized over time
- Sales agent	8,671	6,563	5,834
- Cost-plus	12,192	17,146	26,738
- SaaS products offering	-	8,687	28,545
	20,863	32,396	61,117

Recognized at point in time
- Specified actions	139,154	165,263	193,280
- SaaS products offering	-	1,749	348
	139,154	167,012	193,628
Total	160,017	199,408	254,745

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(x)	Revenue recognition and cost of revenues (Continued)

The Group’s Marketing Solutions service offerings are the provisions of online marketing services. The Group utilizes a combination of pricing models and revenue is recognized when the related services are delivered based on the specific terms of the contract, which are commonly based on (i) agreed incentive to be earned for being a sales agent of a publisher, (ii) cost-plus or (iii) specified actions (i.e. cost per impression (“CPM”), cost per click (“CPC”), cost per action (“CPA”), cost per sale (“CPS”), cost per lead (“CPL”) or return on investment (“ROI”)) and related campaign budgets, depending on the customers’ preferences and their campaigns launched. Subsequent to the acquisition of Changyi and its subsidiary Suzhou Changyi (together, “Changyi Group”) on January 1, 2019, the Group also offers the Enterprise Solutions via the offering of SaaS products.

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

Revenue under this arrangement is recognized over time given the Group considers this particular publisher simultaneously receives and consumes the benefits provided by the Group's performance as the Group performs. In other words, when the Group purchases marketing spaces on behalf of the marketing clients throughout the marketing campaigns as requested by them, this particular publisher simultaneously receives and consumes the benefit of the marketing spaces being purchased and therefore the Group is entitled to incentive payment from this publisher.

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(x)	Revenue recognition and cost of revenues (Continued)

Cost-plus (Continued)

Revenue under this arrangement is recognized over time as the Group considers its customers simultaneously receive and consume the benefits provided by the Group's performance. At the time the Group purchases marketing spaces during the contract term for its customers, the customers’ advertisements could be placed throughout the marketing campaign. Revenue recognition under this arrangement is not based on an occurrence of significant act or milestone method.

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(x)	Revenue recognition and cost of revenues (Continued)

Specified actions (Continued)

Cost of revenues consists of the costs to purchase space for the online marketing operations, amortization expenses related to the Group's computer software and systems, salaries and benefits of relevant operations and support personnel and depreciation of relevant property and equipment depreciation. The Group becomes obligated to make payments related to website publishers in the period the marketing impressions and click-through occur. Such expenses are classified as cost of revenues in the consolidated statements of comprehensive loss as incurred. Cost of revenues also includes rebates received from website publishers which are recorded as a reduction of cost of revenues when the Group is acting as a principal in a transaction. Following recent reforms of PRC tax laws, business tax is gradually being replaced by VAT, which is recorded as a reduction of revenue.

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

Revenues from licensing of existing cloud applications are generally recognized ratably over time over the contract term beginning on the date that the licensing service is made available to the customer, whereby the Group considers that its customers simultaneously receive and consume the benefits provided by the use of existing cloud applications. The Group does not have other right to consideration in exchange for goods or service that the Group has transferred to a customer when that right is conditional on something other than the passage of time.

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

The respective stand-alone selling prices of each of these performance obligations are determined based upon observable prices in stand-alone transactions and contractually stated price whereby no allocation of selling prices among individual performance obligations are required.

Cost of revenues for SaaS products primarily comprises amortization expenses related to the Group’s computer software and systems, salaries and benefits of relevant operations and support personnel, depreciation of relevant property and equipment and other direct service costs.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(x)	Revenue recognition and cost of revenues (Continued)

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing when the Group has satisfied its performance obligations and has the unconditional right to payment. The Group normally does not have contract assets, which are primarily unbilled accounts receivable that are conditional on something other than the passage of time.

Deferred revenue represents contract liabilities which related to unsatisfied performance obligations at the end of the period. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Revenue recognized during the years ended December 31, 2019 and 2020, respectively, relating to deferred revenue as of January 1, 2019 and 2020 was US$15,768 and US$15,760, respectively. For the amount remained as deferred revenue as of January 1, 2019 and 2020, respectively, but not recognized as revenue during the years ended December 31, 2019 and 2020, respectively, there is still a contractual obligation for the Group to provide service whereby the Group is not obliged to make any refund of the amount received from customers. Such amount will be recognized as revenue when all of the revenue recognition criteria are met.

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

(iii)	The Group generally expenses sales commissions when incurred because the amortization period would be one year or less. These costs are recorded within sales and marketing expenses.

(y)	Prepaid media costs

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(z)	Research and development expenses

Research and development expenses consist primarily of (i) salary and welfare for research and development personnel, (ii) leases expenses and (iii) depreciation of office premise and servers utilized by research and development personnel. Costs incurred during the research stage are expensed as incurred. Costs incurred in the development stage, prior to the establishment of technological feasibility, which is when a working model is available, are expensed when incurred.

The Group accounts for internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages.

The Group incurred development costs in connection with an internal-use enterprise resource planning (“ERP”) software to further enhance management to monitor the business. While internal and external costs incurred during the preliminary project stage are expensed as incurred, costs relating to activities during the application development stages have been capitalized. For the years ended December 31, 2018, 2019 and 2020, the Group has capitalized development costs related to ERP software of US$119, US$229 and US$156, respectively, as intangible assets. In addition, the Group incurred other research and development costs in relation to other internal use software used to support its operations. Any development costs qualified for capitalization were immaterial for the periods presented. For the years ended December 31, 2018, 2019 and 2020, the Group has not capitalized any other costs related to internal use software other than the ERP software.

(aa)	Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) advertising and marketing expenses, and (ii) salary and welfare for sales and marketing personnel. Advertising expenses are recorded as sales and marketing expenses when incurred, and totaled US$4,574, US$13,084 and US$8,658 for the years ended December 31, 2018, 2019 and 2020, respectively.
(ab)	General and administrative expenses

General and administrative expenses consist primarily of (i) salary and welfare for general and administrative personnel, (ii) professional service fees, and (iii) allowance for credit losses.
(ac)	Employee social security and welfare benefits

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(ad)	Non-controlling interests

The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests are presented on the face of the consolidated statement of comprehensive loss as an allocation of the total income or loss for the year between non-controlling interests holders and the shareholders of the Company.
(ae)	Income taxes

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its statements of comprehensive loss. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2018, 2019 and 2020. As of December 31, 2019 and 2020, the Group did not have any significant unrecognized uncertain tax positions.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(af)	Share-based compensation

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(ag)	Government subsidies

The Group receives subsidies from the local PRC government for general use. General-use subsidies which are not subject to any conditions or specific use requirements are recorded as subsidy income in the consolidated statements of comprehensive loss.

(ah)	Statutory reserves

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

(ai)	Related parties

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

(aj)	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2018, 2019 and 2020, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(ak)	Loss per share

Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two class method. The Group uses the two-class method to calculate net loss per share though both classes share the same rights in dividends. Therefore, basic and diluted loss per share are the same for both classes of ordinary shares. Using the two class method, net loss is allocated between ordinary shares based on their participating rights.

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

(al)	Comprehensive loss

Comprehensive loss is defined as the change in shareholders’ equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders.

Comprehensive loss is reported in the consolidated statements of comprehensive loss. Accumulated other comprehensive losses of the Group include the foreign currency translation adjustments.
(am)	Segment reporting

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

Effective in the first quarter of 2019, the Group changed its segment disclosure to separately report the financial results of its Enterprise Solutions business in light of the acquisition of Changyi on January 1, 2019. This segment primarily reflects the results of the Group’s SaaS products offering. At the same time, the Group named its pre-existing online marketing service business as Marketing Solution business.

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
(an)	Recently issued accounting pronouncements

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

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. The amendments in this update provide optional expedients and exceptions for applying generally accepted accounting principles (“GAAP”) to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The ASU is currently not expected to have a material impact on the consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. The ASU is effective for public in fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, , but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Group did not early adopt and is currently evaluating the impact of adopting this ASU on its consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3Certain risks and concentration

(a)PRC regulations

The China market in which the Group operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to engage in online marketing businesses through contractual arrangements in the PRC since the internet and marketing services industries remain regulated. The Group conducts certain of its operations in the PRC through its variable interest entity, which it consolidates as a result of a series contractual arrangements enacted. Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication, information, and media industries remain highly regulated. Restrictions are currently in place and are unclear with respect to which segments of these industries foreign owned entities, like the Group, may operate. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate areas such as telecommunication, information and media. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Group’s ability to conduct business in the PRC. There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the contractual arrangements with consolidated VIE. The Group believes that the structure for operating its business in the PRC (including the ownership structure and the contractual arrangements with the consolidated VIE is in compliance with all applicable existing PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations. However, the Group cannot assure that the PRC regulatory authorities will not adopt any new regulation to restrict or prohibit foreign investments in the online marketing business through contractual arrangements in the future or that it will not determine that the ownership structure and contractual arrangements violate PRC laws, rules or regulations.

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

3Certain risks and concentration (Continued)

(a)PRC regulations (Continued)

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

The Company’s ability to control the VIEs also depends on the powers of attorney the founders have to vote on all matters requiring shareholder approval in the VIEs. As noted above, these powers of attorney are believed to be legally enforceable but may not be as effective as direct equity ownership.

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

The following financial information of the OptAim VIE excluding the intercompany items with the Company’s subsidiaries was included in the accompanying financial statements as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020:

	As of December 31,
	2019	2020
Assets
Current assets
Cash and cash equivalents	1,654	2,113
Accounts receivable, net	4,328	1,720
Prepaid media costs	2,424	1,587
Other current assets	652	1,012
Total current assets	9,058	6,432

Non-current assets
Property and equipment, net	73	82
Intangible assets	494	336
Right-of-use assets	108	484
Other non-current assets	-	12
Total non-current assets	675	914

Total assets	9,733	7,346

Liabilities
Current liabilities
Accounts payable	27	371
Deferred revenue	866	644
Lease liabilities	86	298
Bank borrowing	-	457
Income tax payable	-	483
Accrued liabilities and other current liabilities	1,802	1,519
Total current liabilities	2,781	3,772

Non-current liabilities
Deferred tax liabilities	187	146
Lease liabilities	25	186
Total non-current liabilities	212	332

Total liabilities	2,993	4,104

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)

(a)	PRC regulations (Continued)

	For the years ended December 31,
	2018	2019	2020

Net revenues	2,902	20,670	22,102
Net loss	(47)	(451)	(1,755)
Net cash provided by/(used in) operating activities	281	(142)	31
Net cash used in investing activities	(1)	(69)	(29)
Net cash provided by financing activity	-	-	457
Net increase/(decrease) in cash and cash equivalents	280	(211)	459

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

(i)	Financial assets and liabilities measured at fair value

The following table sets forth, by level within the fair value hierarchy (Note 2(e)), financial assets and liabilities measured at fair value as of December 31, 2019 and 2020. As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement.

	Fair value measurements using
	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value
As of December 31, 2019
Convertible notes at fair value	-	-	(49,008)	(49,008)

As of December 31, 2020
Short-term investments	2,342	10,281	-	12,623
Contingent consideration payable	-	-	(7,755)	(7,755)
	2,342	10,281	(7,755)	4,868

The following table presents the changes in Level 3 instruments for the years ended December 31, 2019 and 2020.

	Convertible notes at fair value		Derivative liabilities		Contingent consideration payable
	For the years ended December 31,		For the years ended December 31,		For the years ended December 31,
	2019	2020	2019	2020	2019	2020
Balance at the beginning of year	34,837	49,008	-	-	-	-
Fair value changes	(133)	4,433	-	11,466	-	81
Business combination (Note 4(e))	-	-	-	-	-	7,674
New issuance of convertible notes	30,000	19,184	-	-	-	-
Issuance of convertible notes upon exercise of call option	-	11,466	-	(11,466)	-	-
Conversion of convertible notes	(4,431)	(68,895)	-	-	-	-
Redemption of convertible notes	(11,265)	(15,196)	-	-	-	-
Balance at the end of year	49,008	-	-	-	-	7,755

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)

(c)	Fair value measurement (Continued)

(ii)	Equity securities without readily determinable fair values

The equity securities without readily determinable fair value are recorded at fair value only if an impairment or observable price adjustment is recognized in the current period. There were no fair value changes related to such equity securities classified as other long-term investments in the consolidated balance sheets for the years ended December 31, 2019 and 2020.

(d)	Concentration risk

(i)	Concentration of revenues

For the years ended December 31, 2019 and 2020, no individual customer accounted for more than 10% of the net revenues. For the year ended December 31, 2018, one customer accounted for 14% of the net revenues.

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

As of December 31, 2019 and 2020, no individual customer accounted for more than 10% of the consolidated accounts receivable. The top 10 accounts receivable accounted for 33% and 39% of the consolidated accounts receivable as of December 31, 2019 and 2020, respectively.

(iii)	Credit risk

As of December 31, 2019 and 2020, substantially all of the Group’s cash and cash equivalents, time deposits and restricted cash were placed with financial institutions in Hong Kong and the PRC. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. The balances in the PRC are not insured since it is not a market practice in the PRC. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors’ rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Group believes that it is not exposed to unusual risks as these financial institutions are PRC banks with high credit quality. The Group had not experienced any losses on its cash and cash equivalents, time deposits and restricted cash during the years ended December 31, 2018, 2019 and 2020 and believes that its credit risk to be minimal.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Acquisitions
(a)	Acquisition of Myhayo

In November 2018, Beijing VIE acquired 40% equity interest of Myhayo from an independent third party. The Company obtains control over Myhayo with its controlling voting right at the level of both shareholders and board of directors, as the other shareholder of Myhayo expects the operating effectiveness brought about by the control over Myhayo by the Company to be of their best interests. Myhayo and its underlying subsidiary is a mobile content aggregator of articles and short videos in the PRC, which presents customized feeds to users via its mobile application. The Company expects to increase its market share in the PRC Marketing Solutions segment, particularly in relation to mobile platforms.

The total purchase consideration for 40% equity interest of Myhayo amounted to US$726 by cash.

The acquisition was recorded as a business combination. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Cash	726

Recognized amounts of identifiable assets acquired and liabilities assumed:

Cash	2,420
Other current assets	6,329
Property and equipment	8
Intangible asset	697
Current liabilities	(6,688)
Deferred tax liabilities	(238)
Non-controlling interests	(1,517)
Total identifiable net assets acquired	1,011
Gain on bargain purchase (Note 22)	285

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

In determining the fair value of the intangible asset, an income approach was used. In this approach, significant estimates consist of discount rate of 29.4% and a growth rate on revenue ranges from 50% to 106.8%. The estimated amounts recognized on the acquired identifiable intangible asset and its estimated useful life are shown in the following table:

Intangible asset	Estimated useful life	Gross carrying amount

A self-developed computer software and system	4 years	697

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Acquisitions (Continued)

(a)	Acquisition of Myhayo (Continued)

Pro-forma results related to the acquisition in accordance ASC 805 have not been presented because the acquisition of Myhayo is not material, where net revenue and net loss of the acquired entity is less than 5% of the Company’s consolidated net revenue and net loss for the year ended December 31, 2018.

(b)	Acquisition of Changyi

In January 2019, the Company acquired 34.38% equity interest of Changyi, a company established in the PRC and an independent software vendor based in Shanghai, the PRC. Changyi and its underlying subsidiary Suzhou Changyi became subsidiaries of the Company effective from January 1, 2019 as the Company established control over Changyi Group through certain shareholder agreements since then. Other shareholders of Changyi Group expects the operating effectiveness brought about by the control over Changyi Group by the Company to be of their best interests. Changyi Group provides intelligent retail and CRM solutions to clients, allowing them to consolidate consumer’s online and offline information to provide connection within the organization and stakeholders. The Company expects to increase its market share in the data-driven Enterprise Solutions segment beyond digital marketing through Changyi Group.

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Acquisitions (Continued)

(b)	Acquisition of Changyi (Continued)

In determining the fair value of the intangible assets, an income approach was used. In this approach, significant estimates consist of discount rate of 30.2% and a growth rate on revenue ranging from 10% to 30% over a period of 5 years. The estimated amounts recognized on the acquired identifiable intangible asset and its estimated useful life are shown in the following table:

Intangible asset	Estimated useful life	Gross carrying amount

Developed technologies	5 years	117
Customer relationship	5 years	1,103
Contract backlog	3 years	610
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

The pro forma information is not necessarily indicative of the actual results that would have been achieved had Changyi acquisition occurred as of January 1, 2018 or the results that may be achieved in future periods.

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

The total purchase consideration for all the equity interest of Addoil Group amounted to US$1,218 by cash. The acquisition was recorded as a business combination. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Fair value of consideration transferred:

Cash	1,218

Recognized amounts of identifiable assets acquired and liabilities assumed:

Cash	18
Other current assets	42
Property and equipment	34
Right-of-use asset	34
Current liabilities	(35)
Total identifiable net assets acquired	93
Goodwill (Note 13)	1,125

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Acquisitions (Continued)

(c)	Acquisition of Addoil (Continued)

As of December 31, 2019, purchase consideration payable of US$1,218 was settled and there is no adjustment to the purchase consideration amounts.

The excess of purchase price over tangible assets and liabilities assumed was recorded as goodwill. Goodwill associated with the acquisition of Addoil Group was attributable to the expected synergy arising from the consolidated Marketing Solutions business. The acquired goodwill is not deductible for tax purposes. Acquisition-related costs were immaterial and were included in general and administrative expenses for the year ended December 31, 2020.

Pro-forma results related to the acquisition in accordance ASC 805 have not been presented because the acquisition of Addoil Group is not material, where net revenue and net loss of the acquired entity is less than 5% of the Company’s consolidated net revenue and net loss for the year ended December 31, 2020.

(d)	Acquisition of Optimal

In May 2020, the Company acquired 80% equity interest of Optimal, a company incorporated in the British Virgin Islands. Optimal, through its wholly-owned subsidiary, has a business cooperation agreement entered into with a global media asset owner to act as its authorized digital advertising representative in the PRC for a period of 30 years, which will be automatically renewed annually as long as the Company continues to perform related payment obligations on an annual license fee of RMB30 thousand (equivalent to US$5). The agreement is essentially an advertising contract. The Company expects to increase its market share in the Marketing Solution segment in the PRC upon acquisition of this advertising contract.

The acquisition was determined to be an asset acquisition as Optimal did not contain outputs or a substantive process as at the date of acquisition, therefore it does not constitute a business under ASC 805.

The Company issued 3,589,744 Class A ordinary shares to the seller with a fair value of US$31,949, determined based on the fair value for 80% equity interest of Optimal.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of acquisition:

Cash	3,001
Intangible asset	53,287
Other liabilities	(3,030)
Deferred tax liabilities	(13,322)
Non-controlling interests	(7,987)
Total identifiable net assets acquired	31,949

The intangible asset represents the advertising contract, which is amortized using the straight-line method over the estimated useful life of 30 years.

In December 2020, the Company has acquired the remaining 20% equity interest of Optimal (Note 1(a)(v)).

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Acquisitions (Continued)
(e)	Acquisition of CMRS Group Holding Limited

In November 2020, the Group acquired 100% equity interest in CMRS Group Holding Limited (“CMRS”), a company incorporated in Hong Kong. CMRS and its underlying subsidiaries (together, “CMRS Group”) are engaged in the provision of  digital marketing, social media and key opinion leaders and smart content generation enterprise solution services. The Company expects to increase its market share in both Marketing and Enterprise Solutions segments with the combination of data-driven consumer experience management as well as digital content marketing and management to maximize digital marketing potential and efficiency through CMRS Group.

The total purchase consideration for CMRS Group amounted to US$14,449. This is comprised of cash consideration of HK$33,594 (equivalent to approximately US$4,335), 182,950 Class A ordinary shares of the Company with a fair value of US$2,440 and contingent consideration payable at a fair value of US$7,674.

The acquisition was recorded as a business combination. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Fair value of consideration transferred:

Cash	4,335
Class A ordinary shares of the Company	2,440
Contingent consideration	7,674
14,449

Recognized amounts of identifiable assets acquired and liabilities assumed:

Cash	3,651
Restricted cash (Note)	532
Accounts receivable	4,149
Intangible assets	2,194
Other assets	1,792
Deferred tax liabilities	(362)
Other liabilities	(6,216)
Total identifiable net assets acquired	5,740
Goodwill (Note 13)	8,709

Note:The restricted cash includes an escrow amount of US$506 deposited with a bank which is payable to the sellers in 2022.

Contingent consideration are contingently payable upon the satisfaction of certain financial performance targets of the Company and market conditions, which are to be settled partially by cash and partially by ordinary shares of the Company. The number of ordinary shares to be issued and allotted to sellers is determined using the 10-day moving average closing price of the ADS of the Company.

Contingent consideration is measured at fair value at the acquisition date using projected milestone dates, probabilities of success and projected financial results of the CMRS Group discounted at its fair value as at the acquisition date.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Acquisitions (Continued)

(e)	Acquisition of CMRS Group Holding Limited (Continued)

In determining the fair value of the contingent consideration, an income approach was applied by using discounted cash flows. In this approach, projected risk-adjusted contingent payments are discounted back to the current period using a discounted cash flow model. The key assumptions used to determine the fair value of the contingent consideration include projected milestone dates within 24 months after acquisition date and discount rate of 4.32%. Increase or decreases in the fair value of contingent consideration liabilities primarily result from changes in the estimated probabilities of achieving net profits after tax thresholds or market share prices milestones during the period. As of December 31, 2020, the Company has recorded contingent consideration of US$7,755, out of which US$3,276 is repayable in January 2022 and the remaining US$4,479 is repayable in December 2022, which are recorded as non-current liabilities.

As of December 31, 2020, purchase consideration of US$959 was settled and there is no adjustment to the purchase consideration amounts.

The excess of purchase price over tangible assets, identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. Goodwill associated with the acquisition of CMRS Group was attributable to the expected synergy with the existing Enterprise Solutions and Marketing Solutions operations. The acquired goodwill is not deductible for tax purposes. Acquisition-related costs were immaterial and were included in general and administrative expenses for the year ended December 31, 2020.

In determining the fair value of the intangible assets, an income approach was used. In this approach, significant estimates consist of discount rate of 22.3% and a growth rates on revenue ranging from 3.0% to 6.2% over a period of 4 years. The estimated amounts recognized on the acquired identifiable intangible asset and its estimated useful life are shown in the following table:

Intangible asset	Estimated useful life	Gross carrying amount
Brand name	4 years	1,162
Customer relationship	4 years	1,032
		2,194

Unaudited pro forma net revenues and net loss of the Company for the years ended December 31, 2019 and 2020 as if the acquisition of CMRS Group had occurred on January 1, 2019 were as follows.

	For the years ended December 31,
	2019	2020
Net revenues	221,603	270,326
Net loss	(10,505)	(13,346)

The Company did not have any material, non-recurring pro-forma adjustments directly attributable to the business combination reflected in the reported pro-forma net revenue and net loss.

The pro forma information is not necessarily indicative of the actual results that would have been achieved had CMRS Group acquisition occurred as of January 1, 2019 or the results that may be achieved in future periods.

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

As of December 31, 2019 and 2020, the Group had time deposits of US$410 and US$89 respectively with an average original maturity of 3 months which are denominated in US$.

Cash and cash equivalents and time deposits as of December 31, 2019 and 2020 primarily consist of the following currencies:

	As of December 31,
	2019		2020
	Amount in thousand	US$ equivalent	Amount in thousand	US$ equivalent
RMB	84,034	11,776	105,792	16,108
HK$	8,329	1,061	110,094	14,206
US$	24,175	24,175	21,635	21,635
Singapore dollars	151	110	138	103
New Taiwan dollars	931	30	2,303	80
Japanese Yen	4,550	41	966	9
Others	72	71	174	180
		37,264		52,321

6	Restricted cash

As of December 31, 2020, except for an amount of US$506 (2019: US$Nil) in relation to escrow amount deposited for a business acquisition (Note 4(e)), the Company’s remaining restricted cash of US$41,639 (2019: US$23,852) represented bank balances held in restricted bank accounts pursuant to certain bank borrowings (Note 17).

Restricted cash carried fixed interest at a weighted average rate of 0.57% (2019: 1.85%) per annum, out of which US$41,613 (2019: US$21,463) and US$26 (2019: US$2,389) are denominated in US$ and HK$, respectively.

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

(a)	Investment in an equity investee

Movements on the Group’s investment in an equity investee during the years ended December 31, 2019 and 2020 were as follows:

	For the years ended December 31,
	2019	2020
Balance at the beginning of year	-	158
Cost of investment	566	-
Capital injection	-	412
Share of losses	(408)	(111)
Exchange differences	-	1
Balance at the end of year	158	460

The Group recognized its share of the equity investee’s loss of US$408 and US$111 for the years ended December 31, 2019 and 2020, respectively. There was no indicator of impairment noted for this equity-method investment as of December 31, 2019 and 2020.

(b)	Amount due from an equity investee

As of December 31, 2019 and 2020, the amount was due from V-Click in relation to cash advances of US$155 and US$218, respectively, which was unsecured, interest-free and repayable on demand.

8Other long-term investments

The Group’s other long-term investments consist of securities without readily determinable fair value and over which the Group has neither significant influence nor control through investments in common stock or in-substance common stock purchased in 2019 and 2020. There were no changes in fair values related to the investments for the years ended December 31, 2018, 2019 and 2020. The investments are not considered material to the Group’s financial position.

As of December 31, 2019 and 2020, the Group made investments in equity investments without readily determinable fair value with an amount of US$1,503 and US$8,651, respectively.

As of December 31, 2020, the Group made prepayments of US$2,924 (2019: US$1,000) for long-term equity investments.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

9	Accounts receivable, net

	As of December 31,
	2019	2020
Accounts receivable, gross (Note)	147,440	154,891
Less: allowance for credit losses (Note 2(j))	(3,469)	(11,749)
Accounts receivable, net	143,971	143,142

Note:

As of December 31, 2020, the balance includes bills receivable of US$852 (2019: US$Nil) which represent short-term notes receivables issued by reputable financial institutions that entitle the Group to receive the full face amount from the financial institutions at maturity , which generally range from five to six months from the date of issuance.

10Other assets

Other assets consist of the following:

	As of December 31,
	2019	2020
Current
Deposits	4,859	5,359
Prepayments	2,793	5,177
Loans receivable (Note)	-	1,400
VAT recoverable	353	1,088
Others	978	1,114
	8,983	14,138
Non-current
Rental deposits	109	468
Prepayment	-	99
	109	567

Note:

As of December 31, 2020, the balance represents loans to certain third parties which were interest-bearing at 5% to 15% per annum, unsecured, and due in 2021.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

11	Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2019	2020
Cost:
Office equipment	4,541	4,830
Leasehold improvements	1,645	1,842
Furniture and fixtures	757	1,094
Motor vehicles	-	13
Total cost	6,943	7,779
Less: Accumulated depreciation	(6,266)	(6,565)
Exchange differences	(141)	(101)
Property and equipment, net	536	1,113

Depreciation expense recognized for the years ended December 31, 2018, 2019 and 2020 are summarized as follows:

	For the years ended December 31,
	2018	2019	2020
Cost of revenues	6	2	3
Research and development	124	49	80
Sales and marketing expenses	504	21	96
General and administrative expenses	425	262	202
Total	1,059	334	381

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

12	Intangible assets, net

Intangible assets consist of the following:

	As of December 31,
	2019	2020
Cost:
Computer software	22,615	23,189
Developed technologies	117	117
Customer relationship	1,103	2,135
Brand name	-	1,162
Contract backlog	610	610
Advertising contract	-	53,287
Total cost	24,445	80,500
Less: Accumulated amortization	(19,910)	(24,095)
Exchange differences	(117)	26
Intangible assets, net	4,418	56,431

Amortization expense recognized for the years ended December 31, 2018, 2019 and 2020 are summarized as follows:

	For the years ended December 31,
	2018	2019	2020
Cost of revenues	4,147	4,771	4,187
Research and development	1	1	-
Sales and marketing expenses	3	-	-
General and administrative expenses	16	2	2
	4,167	4,774	4,189

The estimated aggregate amortization expense for each of the next five years as of December 31, 2020 is:

Amortization expense of intangible assets
2021	16,963
2022	11,622
2023	11,449
2024	11,068
2025 onwards	5,329
56,431

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

13	Goodwill

Movements on goodwill during the year were as follows:

	Marketing Solutions	Enterprise Solutions	Total
Balance as of January 1, 2019	48,496	-	48,496
Goodwill arising from acquisitions during the year (Note 4(b)(c))	1,125	16,089	17,214
Balance as of December 31, 2019	49,621	16,089	65,710
Goodwill arising from acquisitions during the year (Note 4(e))	3,403	5,306	8,709
Balance as of December 31, 2020	53,024	21,395	74,419

No impairment charge was recognized for the years ended December 31, 2018, 2019 and 2020, respectively.

14	Lease accounting

The Group adopted ASC 842 as of January 1, 2019. As part of the implementation, the Group recognized its lease liabilities, including the current and non-current portions, within its consolidated balance sheets as of the adoption date, which represents the present value of the Group’s obligation related to the estimated future lease payments. The Group also recognized ROU assets which represent the right to use the leased assets over the period of individual leases. The ROU assets were calculated as the lease liabilities less any asset or liability balances that existed at the time of adoption. The amortization expense of ROU assets amounted to US$1,548 and US$1,930 for the years ended December 31, 2019 and 2020, respectively.

The lease term is generally specified in lease agreements, however certain agreements provide for lease term extensions or early termination options. To determine the period for the estimated future lease payments, the Group evaluates whether it is reasonably certain that it will exercise the option at the commencement date and periodically thereafter. The lease terms of the Group’s operating leases generally ranged from 12 to 60 months (2019: 12 to 39 months), and the weighted average remaining lease term as of December 31, 2020 was 13 months (2019: 18 months).

To determine the estimated future lease payments, the Group reviews each of its lease agreements to identify the various payment components. The Group includes only the actual lease components in its determination of future lease payments for all the leases. Once the estimated future lease payments are determined, the Group uses a discount rate to calculate the present value of the future lease payments. As of December 31, 2020, a weighted average discount rate of 6.5% (2019: 7%) has been applied to the remaining lease payments to calculate the lease liabilities included within the consolidated balance sheets. This represents the incremental borrowing rate the Group would be subject to on borrowings from its available revolving debt agreements.

The following table presents the maturity of the Group’s operating lease liabilities as of December 31, 2020.

2021	2,108
2022	1,120
2023	304
Total operating lease payments (undiscounted)	3,532
Less: Imputed interest	(204)
Total operating lease liabilities (discounted)	3,328

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

14	Lease accounting (Continued)

Lease expenses for these leases are recognized on a straight-line basis over the lease term. For short-term leases over which the Group has elected not to apply the recognition requirements of ASC 842, the Group has recognized the lease payments as expenses on a straight-line basis over the lease term. For the year ended December 31, 2018, total rental expenses under all operating leases was US$2,737. For the years ended December 31, 2019 and 2020, total lease cost is comprised of the following:

	For the years ended December 31,
	2019	2020
Relating to the operating lease liabilities	1,721	2,155
Relating to short-term leases	887	912
	2,608	3,067

Supplemental cash flow information related to operating leases for the year ended December 31, 2020 was as follows:

	For the years ended December 31,
	2019	2020
Cash payments for amounts included in the measurement of operating lease liabilities	2,449	3,067
Right-of-use assets obtained in exchange for operating lease liabilities	3,199	2,710

15	Deferred revenue

	As of December 31,
	2019	2020
Deferred revenue, current	27,089	28,199

Changes in deferred revenue balance for the years ended December 31, 2019 and 2020 were as follows:

	For the years ended December 31,
	2019	2020
Balance at beginning of year	27,191	27,089
Additions to deferred revenue	260,051	203,221
Recognition of deferred revenue as revenues	(259,574)	(203,599)
Exchange differences	(579)	1,488
Balance at end of year	27,089	28,199

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

16	Accrued liabilities and other liabilities

Accrued liabilities and other liabilities consist of the following:

	As of December 31,
	2019	2020
Current
Rebates payable to customers	2,260	1,236
VAT and other taxes payable	3,440	4,440
Security deposit received from customers	610	510
Accrued employee benefits	4,756	8,968
Accrued professional fees	3,662	5,951
Accrued marketing and hosting expense	2,486	2,939
Consideration payable (Note 4(e))	-	3,376
Others	2,723	1,911
	19,937	29,331

	As of December 31,
	2019	2020
Non-current
Deferred other income	449	375
Advance from a former non-controlling interest (Note)	-	4,521
	449	4,896

Note:

As of December 31, 2020, the amount represents an advance from the seller of Optimal, a former non-controlling interest of the Company, for the purpose of replenishment of working capital of certain subsidiaries of the Company, which was unsecured, interest-free, and repayable in December 2022.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

17Bank borrowings

	As of December 31,
	2019	2020
1-year revolving loans denominated in RMB at interest rates ranging from 4.50% to 5.22% (2019: 4.76% to 5.22%) per annum	9,636	5,584
Half-year revolving loan denominated in RMB at interest rates ranging from 3.45% to 6.35% (2019: 4.75% to 7.00%) per annum	9,851	35,104
1-year revolving loan denominated in US$ at interest rates ranging from (2019: 2.76% to 2.90%) per annum	8,584	-
Revolving service trade loan denominated in HK$ at interest rates ranging from 4.03% to 4.43% (2019: 6.01% to 6.35%) per annum	2,780	3,999
Rollover period revolving loan denominated in US$ at an interest rate of 4.59% (2019: 6.01%) per annum	6,000	1,000
3-month revolving loan denominated in RMB at an interest rate of 3.25% per annum	-	10,353
	36,851	56,040

Note:

(i)	Corporate guarantee by the Company, certain bank deposits and accounts receivable of the Group are provided as pledge to secure the obligations under the facilities from certain banks.
(ii)

Out of the total banking facilities of US$76,746 and US$121,708 available to the Group as of December 31, 2019 and 2020, respectively, US$36,851 and US$56,040 have been utilized by the Group as of December 31, 2019 and 2020, respectively.

(iii)

As of December 31, 2019 and 2020, no financial covenants ((i)minimum monthly adjusted quick ratio, (ii) gearing ratio, and (iii) minimum quarterly earnings before interest, tax, depreciation and amortization (“EBITDA”) as defined in the banking facilities agreements) as set out in these loan agreements were breached.

The weighted average interest rate for bank borrowings outstanding as of December 31, 2019 and 2020 was 5.17% and 4.19% per annum, respectively. Other than those shown above, the Company did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2019 and 2020.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

18	Convertible notes at fair value

The Company has issued certain convertible notes in September 2018 (the “2018 Notes”), November 2019 (the “November 2019 Notes”), December 2019 (the “December 2019 Notes”), January 2020 (the “January 2020 Notes”) and July 2020 (the “July 2020 Notes”). The November 2019 Notes and December 2019 Notes together are referred to as the “2019 Notes”.

Convertible notes	Issue date	Maturity date	Principal amounts	Coupon rate
			US$	%
2018 Notes	September 12, 2018	September 12, 2023	30,000	0
November 2019 Notes	November 11, 2019	November 11, 2022	20,000	5
December 2019 Notes	December 16, 2019	December 16, 2022	10,000	5
January 2020 Notes	January 23, 2020	September 12, 2023	3,450	0
July 2020 Notes	July 30, 2020	September 12, 2023	13,100	0

The movement of transactions of these convertible notes during the years ended December 31, 2018, 2019 and 2020 is shown in the table below.

	2018 Notes	November 2019 Notes	December 2019 Notes	January 2020 Notes	July 2020 Notes	Total
Balance as of January 1, 2018	-	-	-	-	-	-
Years ended December 31, 2018
Fair value changes	4,837	-	-	-	-	4,837
New issuance	30,000	-	-	-	-	30,000
Balance as of December 31, 2018	34,837	-	-	-	-	34,837
Years ended December 31, 2019
Fair value changes	41	(58)	(116)	-	-	(133)
New issuance	-	10,000	20,000	-	-	30,000
Conversion of convertible notes (Note (iii))	(4,431)	-	-	-	-	(4,431)
Redemption of convertible notes (Note (iv))	(11,265)	-	-	-	-	(11,265)
Balance as of December 31, 2019	19,182	9,942	19,884	-	-	49,008
Years ended December 31, 2020
Fair value changes	3,644	148	297	344	-	4,433
New issuance	-	-	-	4,002	15,182	19,184
Issuance of convertible notes upon exercise of call option (Note (v))	-	-	-	-	11,466	11,466
Conversion of convertible notes (Note (iii)	(7,630)	(10,090)	(20,181)	(4,346)	(26,648)	(68,895)
Redemption of convertible notes (Note (iv))	(15,196)	-	-	-	-	(15,196)
Balance as of December 31, 2020	-	-	-	-	-	-

Note:

(i)

All the convertible notes together with the embedding conversion options are recognized as financial liabilities whereby the Company has elected the fair value option under ASC 825-10 to measure the entire instrument at fair value with realized or unrealized gains and losses recorded in the consolidated statements of comprehensive loss. Also, ASC 825-10-25-11 requires financial instrument that is legally a single contract not to be separated into parts for purposes of applying the fair value option.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

18	Convertible notes at fair value (Continued)

Note: (Continued)

(ii)

Issuance costs related to the convertible notes for which the fair value option is elected amounting to US$2,190, US$4,556, US$44 for the years ended December 31, 2018, 2019 and 2020, respectively. Such costs have been recognized in earnings as incurred and not deferred in accordance with ASC 825-10-25-3.

(iii)	Details of the conversion of convertible notes for the years ended December 31, 2019 and 2020 are as follows.

Convertible notes	Conversion date	Principal amount converted	Number of ADSs converted	Conversion price per ADS US$	Fair value of converted convertible notes as of the conversion date
For the year ended December 31, 2019
2018 Notes	February 1, 2019	1,000	283,888	3.52	1,631
2018 Notes	March 1, 2019	2,000	536,594	3.73	2,800
		3,000	820,482		4,431
For the year ended December 31, 2020
2018 Notes	June 30, 2020	1,000	248,050	4.03	1,551
2018 Notes	July 24, 2020	1,000	236,546	4.23	1,752
2018 Notes	August 11, 2020	2,000	536,596	3.73	4,327
November 2019 Notes	February 18, 2020	20,000	5,128,206	3.90	20,282
December 2019 Notes	February 18, 2020	10,000	2,564,102	3.90	9,989
January 2020 Notes	February 3, 2020	3,450	1,088,876	3.17	4,346
July 2020 Notes	July 30, 2020	13,100	3,851,694	3.40	26,648
		50,550	13,654,070		68,895

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

18	Convertible notes at fair value (Continued)

Note: (Continued)

(iv)	The Company has partially redeemed the 2018 Notes on the following dates.

Redemption date	Principal amount	Consideration paid for redemption
August 22, 2019	3,000	3,261
November 14, 2019	3,450	4,002
December 12, 2019	3,450	4,002
	9,900	11,265
February 3, 2020	6,900	8,004
March 31, 2020	6,200	7,192
	13,100	15,196

(v)

Pursuant to an agreement entered into with an independent investor on February 17, 2020, the Company agreed to issue the July 2020 Notes with principal amounts of US$13,100 upon receipt of total cash consideration of US$15,196 from the investor on or before June 16, 2020. This constitutes a call option written to the investor to purchase the July 2020 Notes (the “Call Option”) which is recorded as a derivative liability and measured at fair value. In June 2020, the Company has entered into an addendum with the independent investor to extend the payment due date from June 16, 2020 to July 31, 2020. The investor exercised the Call Option on July 30, 2020, upon which the Company issued the July 2020 Notes to the investor. On the same date, the investor converted the entire July 2020 Notes into 1,925,848 Class A ordinary shares of the Company.

The fair value of the Call Option recorded as derivative liabilities of US$11,466 as of July 30, 2020 was determined using a binomial model with the key assumptions being the volatility of 13.39% and risk-free rate of 0.09%. The volatility was based on the implied historical volatility of certain comparable companies. The risk-free interest rate is equal to the yield of US Treasury Strips with a maturity life equal to the time to maturity of the July 2020 Notes.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

18	Convertible notes at fair value (Continued)

Note: (Continued)

(vi)

The fair values of the 2018 Notes, January 2020 Notes and July 2020 Notes as of the dates of conversion and the end of reporting periods were determined using Monte Carlo simulation, with key assumptions summarized in the below table. The volatility was based on the implied historical volatility of certain comparable companies. The risk-free interest rate is equal to the yield, as of the respective measurement dates, of the zero-coupon U.S. Treasury bill that commensurate with the remaining period until the maturity of the convertible notes.

Measurement date	Volatility	Risk-free rate
	%	%
2018 Notes
December 31, 2018	44.32	2.52
February 1, 2019	44.59	2.55
March 1, 2019	44.99	2.62
August 22, 2019	43.86	1.47
November 14, 2019	44.34	1.61
December 12, 2019	43.86	1.71
December 31, 2019	44.17	1.67
February 3, 2020	42.09	1.37
March 31, 2020	45.38	0.45
June 30, 2020	51.24	0.24
July 24, 2020	49.26	0.23
August 11, 2020	49.75	0.23

January 2020 Notes
February 3, 2020	42.09	1.37

July 2020 Notes
July 30, 2020	49.45	0.19

(vii)

The fair values of the 2019 Notes were determined using a binomial model with the key assumptions summarized in the below table. The volatility was based on the implied historical volatility of certain comparable companies. The risk-free interest rate is equal to the yield, as of the respective measurement dates, of a 5% coupon U.S. Treasury bill that is commensurate with the remaining period until the maturity of the 2019 Notes. The bond yield was based on the yield of corporate bonds with comparable ratings.

Measurement date	Volatility	Risk-free rate	Bond yield
	%	%	%
November 2019 Notes
December 31, 2019	42.53	1.61	10.09
February 18, 2020	44.02	1.40	10.67

December 2019 Notes
December 31, 2019	42.63	1.61	10.09
February 18, 2020	43.61	1.40	10.67

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

19	Ordinary shares

As of December 31, 2019 and 2020, the Company is authorized to issue 100,000,000 shares of US$0.001 par value per ordinary share, out of which 80,000,000 shares are Class A ordinary shares and 20,000,000 shares are Class B ordinary shares. The holders of Class A ordinary shares shall have one vote in respect of each Class A ordinary share held and the holders of Class B ordinary shares shall have twenty votes in respect of each Class B ordinary share held.

At the time the Company adopted the 2010 Employee Share Option Plan (the “2010 Share Option Plan”) and 2018 Post IPO Share Incentive Plan, the Company, together with the then shareholders, also decided to allot ordinary shares with par value of US$0.001 to Arda Holdings Limited (“Arda”), a British Virgin Islands company owned by the Group’s chairman at no consideration. Arda will only hold these ordinary shares on trust for the benefit of the employees who are under the 2010 Share Option Plan and 2018 Post IPO Share Incentive Plan and the dealing of these ordinary shares is under the direction of the board of directors of the Company. The Company considered Arda to be a variable interest entity as this entity has no equity at risk. The Company further considered that it is the primary beneficiary because the purchase of Arda is to hold treasury shares on behalf of the Company and the dealings of those transactions are under the direction of the Company’s board of directors. Given the structure of this arrangement, while these ordinary shares have been legally issued, they do not bear the attributes of unrestricted, issued and outstanding shares. Therefore, the ordinary shares issued to Arda are accounted for as treasury shares of the Company until these ordinary shares are earned by the Company’s employees, officers, directors or consultants for service provided to the Group. The Company allotted 627,811 shares during the year the 2010 Share Option Plan was adopted. No additional shares have been allotted during the years ended December 31, 2018, 2019 and 2020 to Arda. Arda does not hold any other assets or liabilities as of December 31, 2019 and 2020, nor earn any income nor incur any expenses for the years ended December 31, 2018, 2019 and 2020.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

20	Repurchase of shares

The board of directors of the Company authorized certain share repurchase programs in November 2018 (the “2018 Share Repurchase Program”), January 2020 (the “January 2020 Share Repurchase Program”) and December 2020 (the “December 2020 Share Repurchase Program”), respectively, as detailed in the below table.

Repurchase program	Maximum value of ordinary shares or ADSs of the Company to repurchase	Effective period
2018 Share Repurchase Program	10,000	Period from November 28, 2018 to November 27, 2019
January 2020 Share Repurchase Program	10,000	Period from December 30, 2019 to December 29, 2020
December 2020 Share Repurchase Program	15,000	Year ending December 31, 2021

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

The following table is a summary of the shares repurchased by the Company during 2018, 2019 and 2020 under the repurchase programs. All shares were purchased through publicly purchasing from the open market.

Period	Total number of ADSs purchased as part of the publicly announced plan	Average price paid per ADS
2018 Share Repurchase Program
- For the year ended December 31, 2018	10,000	3.7175
- For the year ended December 31, 2019	1,301,912	3.3857
January 2020 Share Repurchase Program
- For the year ended December 31, 2020	768,079	7.0892
December 2020 Share Repurchase Program
- For the year ended December 31, 2020	27,599	8.3686

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

21	Share-based compensation
(a)	Share option plan

The Company’s 2010 Share Option Plan provides for the grant of incentive share options to the Company’s employees, officers, directors or consultants. The Company’s board of directors administers the 2010 Share Option Plan, selects the individuals to whom options will be granted, determines the number of options to be granted, and the term and exercise price of each option.

During the years ended December 31, 2019 and 2020, no share options were granted to non-employees, employees, officers and directors of the Group. The following table summarizes the share option activities for the years ended December 31, 2018, 2019 and 2020:

	Number of share options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual life	Aggregate intrinsic value
		US$	US$	years	US$’000
At January 1, 2018	1,542,576	5.62	N/A	7.24	19,387
Exercised	(503,712)	1.28	N/A	N/A	N/A
Forfeited	(130,455)	9.19	N/A	N/A	N/A
At December 31, 2018	908,409	7.52	N/A	6.27	2,724
Vested and expected to vest at December 31, 2018	862,372	4.69	11.39	5.58	2,793
Exercisable to vest at December 31, 2018	823,341	4.52	12.02	5.88	2,634
At January 1, 2019	908,409	7.52	N/A	6.27	2,724
Exercised	(135,281)	1.25	N/A	N/A	N/A
Forfeited	(105,261)	11.46	N/A	N/A	N/A
At December 31, 2019	667,867	8.16	N/A	5.27	1,807
Vested and expected to vest at December 31, 2019	660,247	4.72	12.08	5.14	780
Exercisable to vest at December 31, 2019	657,142	4.54	12.78	5.64	800
At January 1, 2020	667,867	8.16	N/A	5.27	1,807
Exercised	(235,765)	3.75	N/A	N/A	N/A
Forfeited	—	—	N/A	N/A	N/A
At December 31, 2020	432,102	10.56	N/A	4.28	4,578
Vested and expected to vest at December 31, 2020	430,569	5.10	14.51	5.09	5,215
Exercisable to vest at December 31, 2020	431,245	5.13	14.50	5.09	5,213

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates. Based upon the Company’s historical and expected forfeitures for share options granted, the directors of the Company estimated that its future forfeiture rate would be 9% and 5% for employees and 58% and 26% for senior management in 2019 and 2020, respectively.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

21	Share-based compensation (Continued)

The aggregate intrinsic value in the table above represents the difference between the estimated fair values of the Company’s ordinary shares as of December 31, 2019 and 2020 and the exercise price.

All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized based on the vesting schedule over the requisite service period. Total fair values of options vested and recognized as expenses for the years ended December 31, 2018, 2019 and 2020 were US$5,349, US$784 and US$107, respectively.

As of December 31, 2019 and 2020, there were US$96 and US$4 of unrecognized share-based compensation expenses related to share options, which were expected to be recognized over a weighted-average vesting period of 0.86 and 0.25 years, respectively. To the extent the actual forfeiture rate is different from the Company’s estimate, the actual share-based compensation related to these awards may be different from the expectation.

The binomial option pricing model is used to determine the fair value of the share options granted to employees and non-employees. There were no grant or modification of share options during the years ended December 31, 2019 and 2020. Key assumptions used in estimating the fair values of share options modified during the year ended December 31, 2018 include risk-free interest rate of 2.83% to 2.92%, dividend yield of 0%, and volatility rate of 42.72% to 44.65%. The risk-free interest rate of periods within the contractual life of the share option is based on the yield of US Treasury Strips sourced from Bloomberg as of the valuation dates. Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as of the valuation dates.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

21	Share-based compensation (Continued)

(b)	Post-IPO share incentive plan

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

During the years ended December 31, 2018, 2019 and 2020, the Company granted RSUs to non-employees, employees, officers and directors of the Group. The following table summarizes the activity of the service-based RSUs for the year ended December 31, 2018, 2019 and 2020:

	Number of RSUs	Weighted average grant date fair value
At January 1, 2018	—	—
Granted (with a vesting period of 0 to 4 years)	1,950,374	8.72
Vested	(1,569,792)	9.94
Forfeited (Note (ii))	(4,310)	12.7
At December 31, 2018	376,272	8.02
Vested and expected to vest at December 31, 2018	376,272	8.02

At January 1, 2019	376,272	8.02
Granted (with a vesting period of 1 to 4 years)	279,480	3.79
Vested	(167,833)	10.25
Forfeited (Note (ii))	(24,373)	7.56
At December 31, 2019	463,546	5.52
Vested and expected to vest at December 31, 2019	377,507	7.57

At January 1, 2020	463,546	5.52
Granted (with a vesting period of 0 to 4 years)	1,180,295	7.83
Vested	(962,606)	6.55
Forfeited/expired (Note (ii))	(46,730)	7.26
At December 31, 2020	634,505	8.11
Vested and expected to vest at December 31, 2020	620,245	8.83

Note:

(i)

All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized based on the vesting schedule over the requisite service period. Total fair values and intrinsic value of RSUs vested and recognized as expenses for the years ended December 31, 2018, 2019 and 2020 were US$14,330, US$1,331 and US$6,142 respectively.

(ii)

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates. Based upon the Company’s expected forfeitures for RSUs granted, the directors of the Company estimated that its future forfeiture rate would be 1% for employees and 0% for non-employees in 2019 and 2020, respectively.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

21	Share-based compensation (Continued)

(b)	Post-IPO share incentive plan (Continued)

Note: (Continued)

(iii)

During the years ended December 31, 2018, 2019 and 2020, the Company has granted RSUs which are subject to certain market conditions based on achievement of stock prices of the Company. The Company determines the fair value of these RSUs as of the date of grant or modification using the Monte Carlo simulation model which utilizes multiple input variables to determine the stock-based compensation expense with the following assumptions: historical volatility ranging from 37.36% to 62.89%, 0% dividend yield, and risk-free interest rates ranging from 0.1%% to 1.72%. The historical volatility was based on the average volatility of the comparable companies for the most recent 1-year period as of the date of grant or modification. The stock price projection for the Company assumes a 0% dividend yield. This is mathematically equivalent to reinvesting dividends in the issuing entity over the performance period. The risk-free interest rate is equal to the yield, as of the measurement date, of the zero-coupon U.S. Treasury bill that is commensurate with the remaining performance measurement period.

(c)	Issuance of warrants to an external consultant

Pursuant to the agreement executed between the Company and an external consultant ("Warrant Agreement"), the Company shall issue warrants to purchase up to 4,651,162 ADSs ("Warrants") to the external consultant in exchange for its financial advisory services which the Warrants shall be vested upon the completion of raising a minimum of US$20,000 by the Company through issuing convertible notes or any equivalent financial instruments. On December 9, 2019, the Company, based on the Warrant Agreement, issued the Warrants to the external consultant as the Company was able to successfully issue the November 2019 Notes. The exercise period of the Warrants commences on December 16, 2020 at an exercise price of US$4.30 per ADS and will expire on December 16, 2022. In accordance with ASC 718, the measurement date for the vested warrants was December 9, 2019. The warrants issued to the consultant are classified as equity awards and measured based on the measurement date fair value of US$0.709 per warrant. During the year ended December 31, 2019 and 2020, no warrants were exercised.

Since all of the warrants granted were immediately vested, compensation expense of US$3,298 was immediately recognized with a corresponding credit to additional paid-in capital during the year ended December 31, 2019.

The fair value of the warrants granted on December 9, 2019 was estimated by using the binomial option pricing model with the following assumptions:

Input	%
Volatility	42.1
Risk-free interest rate	1.6
Expected dividend yield	0.0
Expected warrant life (years)	3.0
Expected forfeiture rate	0.0

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

21	Share-based compensation (Continued)

(d)	Total share-based compensation costs

Total share-based compensation costs recognized for the years ended December 31, 2018, 2019 and 2020 are as follows:

	For the years ended December 31,
	2018	2019	2020
Cost of revenues	347	35	5
Research and development	6,587	661	92
Sales and marketing	4,811	655	2,707
General and administrative	7,934	4,062	3,445
Total	19,679	5,413	6,249

22	Other gains, net

	For the years ended December 31,
	2018	2019	2020

Net exchange loss	(857)	(410)	(421)
Forfeiture of advances from customers (Note (i))	1,088	1,369	1,245
Gain on bargain purchase	285	-	-
Government subsidy income (Note (ii))	-	1,394	3,063
ADR reimbursement from depositary bank	-	224	251
Fair value gains on short-term investments	25	107	1,404
Others	146	308	310
Total	687	2,992	5,852

Note:

(i)	The forfeited advances from customers are recognized as other gains when the contractual obligation of the Company to provide the agreed services no longer existed legally due to passage of time.

(ii)

Government subsidy income mainly includes the wage subsidy from the Hong Kong government in 2020 and an additional 10% VAT super-credit subsidy from the PRC government to offset against VAT payable for the period from April 1, 2019 to December 31, 2021.

23	Income tax
(a)	Cayman Islands and British Virgin Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

The Company's subsidiaries incorporated in the British Virgin Islands are not subject to income or capital gains taxes, estate duty, inheritance tax or gift tax. In addition, payment of dividends to the shareholders of the Company's subsidiaries in the British Virgin Islands are not subject to withholding tax in the British Virgin Islands.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

23	Income tax (Continued)

(b)	Hong Kong profits tax

Entities incorporated in Hong Kong are subject to Hong Kong profits tax . Under the two- tiered profits tax rates regime, the first HK$2 million assessable profits of the qualifying group company are subject to Hong Kong profits tax at a rate of 8.25% and the remaining profits are subject at a rate of 16.5% on the estimated assessable profits. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

(c)	PRC Enterprise Income Tax (“EIT”)

The Company’s subsidiaries, VIE and VIE’s subsidiaries in the PRC are governed by the Enterprise Income Tax Law (“EIT Law”). Pursuant to the EIT Law and its implementation rules, enterprises in the PRC are generally subjected to tax at a statutory rate of 25%.

High and new technology enterprises (“HNTE”) will enjoy a preferential enterprise income tax rate of 15% under the EIT Law. OptAim WFOE and Changyi, the Company’s subsidiaries in the PRC, which are qualified as a HNTE under the EIT Law, are eligible for a preferential enterprise income tax rate of 15% for the period from 2018 to 2020 and 2017 to 2022, respectively, so long as these subsidiaries obtain approval from relevant tax authority if they are profitable during the period.

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

Although there are undistributed earnings of the Company’s subsidiaries in the PRC that are available for distribution to the Company, the undistributed earnings of the Company’s subsidiaries located in the PRC are considered to be indefinitely reinvested, because the Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2019 and 2020. The undistributed earnings from the Company’s subsidiaries in the PRC as of December 31, 2019 and 2020 amounted US$1,481 and US$1,468 would be due if these earnings were remitted as dividends as of December 31, 2019 and 2020. An estimated foreign withholding taxes of US$74 and US$73 would be due if these earnings were remitted as dividends as of December 31, 2019 and 2020, respectively.

(d)	Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive loss are as follows:

	For the years ended December 31,
	2018	2019	2020
Current income tax expense	1,561	1,130	2,784
Deferred tax benefits	(906)	(1,083)	(1,151)
Income tax expense	655	47	1,633

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

23	Income tax (Continued)
(e)	Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset and deferred tax liability balances as of December 31, 2019 and 2020 are as follows:

	As of December 31,
	2019	2020
Deferred tax assets
Tax losses carried forward	5,923	4,365
Share-based payments	831	759
Temporary difference on deferred income	202	194
Less: Valuation allowance (Note (i))	(5,923)	(4,365)
	1,033	953
Deferred tax liabilities
Acquired intangible assets	(894)	(13,585)
Outside basis difference (Note (ii))	(942)	(542)
Others	(29)	(29)
	(1,865)	(14,156)

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

Movement of valuation allowance is as follows:

	For the years ended December 31,
	2018	2019	2020
Beginning balance	7,573	6,385	5,923
Additions	199	801	1,144
Reversals (Note)	(1,387)	(1,263)	(2,702)
Ending balance	6,385	5,923	4,365

Note:

The reversals comprise tax loss carryforwards which have been utilized to offset taxable income during the years ended December 31, 2019 and 2020, respectively, and tax loss carryforwards which were expired in 2019.
(ii)	The deferred tax liabilities are recorded for the undistributed earnings in the Group’s VIE in the PRC and its subsidiaries of US$3,770 and US$2,169 as of December 31, 2019 and 2020, respectively.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

23	Income tax (Continued)
(e)	Deferred tax assets and liabilities (Continued)

Tax loss carryforwards

As of December 31, 2020, the Group had tax loss carryforwards of approximately US$22,001, which can be carried forward to offset future taxable income. The net operating tax loss carryforwards will begin to expire as follows:

2020	2,561
2021	6,025
2022	417
2023	4,739
2024	5,574
Tax loss with no expiry	2,685
22,001

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2014 to 2019 remain subject to examination by the tax authorities. There were no ongoing examinations by tax authorities as of December 31, 2019 and 2020.

(f)	Income tax reconciliation

Reconciliation between the expense of income taxes computed by applying the statutory tax rates to loss before income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2018	2019	2020
Tax benefit calculated at statutory tax rates (Note i)	(7,989)	(2,599)	(3,291)
Effect of differences between statutory tax rates and foreign effective tax rates	2,804	1,999	4,513
Non-taxable other income	(274)	(235)	(627)
Non-deductible expenses (Note ii)	6,784	1,338	3,202
Valuation allowance	(1,188)	(462)	(1,558)
Outside basis difference (Note iii)	518	(62)	(400)
Additional deduction of research and development expenses (Note iv)	-	-	(270)
Others	-	68	64
Income tax expense	655	47	1,633

Note:

(i)

The Group’s major operation was conducted out of the PRC. Accordingly, the Group prepared its tax rate reconciliation starting with the PRC statutory tax rate during the years ended December 31, 2018, 2019 and 2020.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

23	Income tax (Continued)
(f)	Income tax reconciliation (Continued)

Note: (Continued)

(ii)	Non-deductible expenses were mainly related to share-based compensation expenses, fair value losses on derivative liabilities and fair value losses on convertible notes.
(iii)	Outside basis difference is related to undistributed earnings in the Group’s VIE in the PRC and its subsidiaries (Note 23(e)(ii)).
(iv)

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, companies engaged in research and development activities are entitled to claim ranging from 150% to 175% of the research and development expenses so incurred in a period as tax deductible expenses in determining its tax assessable profits for that period. Certain PRC subsidiaries of the Company have applied such additional deduction for the year ended December 31, 2020.

24	Basic and diluted net loss per share

Basic and diluted net loss per share for the years ended December 31, 2018, 2019 and 2020 are calculated as follows:

	For the years ended December 31,
	2018	2019	2020
Numerator:
Net loss attributable to ordinary shareholders of the Company	(32,409)	(9,603)	(12,618)
Numerator for basic and diluted net loss per share	(32,409)	(9,603)	(12,618)
Denominator:
Denominator for basic and diluted net loss per share - weighted average shares outstanding	26,452,409	28,583,548	39,368,436
Basic net loss per share	(1.23)	(0.34)	(0.32)
Diluted net loss per share	(1.23)	(0.34)	(0.32)

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

The following ordinary share equivalents were excluded from the computation of diluted net loss per ordinary share for the years presented because including them would have had an anti-dilutive effect:

	As of December 31,
	2018	2019	2020
Share options, RSUs and warrants – weighted average (thousands)	505	505	2,998
Convertible notes – weighted average (thousands)	929	6,909	-

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

25	Related party transactions

Save as disclosed elsewhere in these consolidated financial statements, there were no transactions nor balances with related parties as of and for the years ended December 31, 2019 and 2020.

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

As of December 31, 2018, the balance with the related party related to outstanding receivables of platform development fee income, license fee income and maintenance services income, which represented 0.5% of the Group’s total accounts receivable. The balance has been fully repaid to the Company during the year ended December 31, 2019.

26	Segments

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

The table below provides a summary of the Group’s breakdown of net revenues by type of goods or services and operating segment results for the years ended December 31, 2018, 2019 and 2020. The Group does not allocate any operating costs or assets to its business segments as the Group’s CODM does not use this information to measure the performance of the operating segments. There was no significant transaction between reportable segments for the years ended December 31, 2018, 2019 and 2020.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

26Segments (Continued)

	For the years ended December 31,
	2018	2019	2020
Net revenues:
Marketing Solutions
- Sales agent	8,671	6,563	5,834
- Cost-plus	12,192	17,146	26,738
- Specified actions	139,154	165,263	193,280
	160,017	188,972	225,852
Enterprise Solutions
- SaaS products offering	-	10,436	28,893
	160,017	199,408	254,745
Cost of revenues:
Marketing Solutions
- Specified actions	(120,897)	(139,976)	(172,917)
Enterprise Solutions
- SaaS products offering	-	(2,727)	(8,565)
	(120,897)	(142,703)	(181,482)
Gross profit:
Marketing Solutions
- Sales agent	8,671	6,563	5,834
- Cost-plus	12,192	17,146	26,738
- Specified actions	18,257	25,287	20,363
	39,120	48,996	52,935
Enterprise Solutions
- SaaS products offering	-	7,709	20,328
	39,120	56,705	73,263

The Group currently does not allocate assets to all of its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments.

Revenue generated for the respective countries are summarized as follows:

	For the years ended December 31,
	2018	2019	2020
PRC	141,926	175,970	214,444
Hong Kong	17,004	22,567	40,197
Others	1,087	871	104
	160,017	199,408	254,745

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

26Segments (Continued)

The Group’s long-lived assets are located in the following countries:

	As of December 31,
	2019	2020
PRC	412	671
Hong Kong	120	442
Others	4	-
	536	1,113

27	Commitments and contingencies

(a)Capital commitments

Capital expenditures contracted for are analyzed as follows:

	As of December 31,
	2019	2020
Contracted but not provided for
Leasehold improvement	-	151

(b)Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of December 31, 2020 the Group is not a party to any legal or administrative proceedings which will have a material adverse effect on the Group’s business, financial position, results of operations and cash flows.

28	Subsequent events

(a)Issue of class B ordinary shares to and strategic cooperation with a new investor

Pursuant to the share subscription agreement entered into between (i) Baozun Inc. ("Baozun"), a brand e-commerce service provider in the PRC, and (ii) the Company, Baozun has subscribed for 649,349 newly issued Class B ordinary shares of the Company at an aggregate subscription price of approximately US$17,223. Concurrently with the issuance of the Issued Class B Shares by iClick, Mr. Wing Hong Sammy Hsieh and Mr. Jian Tang, the current beneficial owners of Class B ordinary shares of the Company, have converted 435,530 Class B ordinary shares into Class A ordinary shares. Upon closing of the transactions on January 26, 2021, the total issued and outstanding number of Class B ordinary shares of the Company was 5,034,427.

In addition, Baozun entered into a share purchase agreement with an existing shareholder of the Company, pursuant to which Baozun purchased from such existing shareholder of the Company 2,471,468 American Depositary Shares (“ADSs”) at an aggregate purchase price of approximately US$32,777, subject to customary settlement of the ADSs. After the closing of the above transactions, Baozun beneficially owns approximately 4% of the Company’s total outstanding shares, representing approximately 10% total voting equity of iClick.

As part of the transactions, Baozun and the Company have also entered into a strategic cooperation framework agreement, pursuant to which Baozun will provide online operation and infrastructure services to customers while the Company will provide SaaS-based IT and system solutions for customers' e-commerce infrastructure establishment.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

28	Subsequent events (Continued)

(b)Acquisition of a marketing platform

The Company is in the process of completing an acquisition of a PRC-based marketing platform providing WeChat-based CRM, e-commerce and marketing software-as-a-service ("SaaS") solutions to facilitate the growth of the Company’s enterprise solutions segment. The amount of consideration has not been finalized and the transaction is expected to be completed in the first half of 2021.

29	Restricted net assets

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

As of December 31, 2019 and 2020, the total restricted net assets of the Company’s subsidiaries and OptAim VIE incorporated in the PRC and subjected to restriction amounted to approximately US$60,411 and US$68,233, respectively. Except for the above there is no other restriction on the use of proceeds generated by the Company’s subsidiaries, VIE and VIE’s subsidiaries to satisfy any obligations of the Company.

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

As of December 31, 2019 and 2020, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Inter-company charges, share-based compensation and other miscellaneous expenses for the years ended December 31, 2018, 2019 and 2020, which were previously recognized at the parent company level, had been pushed down to the WFOE/VIE level given the majority of services were provided to the WFOE/VIE entities.

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONDENSED BALANCE SHEETS

AS OF DECEMBER 31, 2019 AND 2020

(US$’000, except share data and per share data, or otherwise noted)

	As of December 31,
	2019	2020
Assets
Current assets
Cash and cash equivalents	20,459	402
Time deposits	301	46
Restricted cash	2,930	5,266
Amounts due from subsidiaries and VIEs	84,831	162,486
Other current assets	1,226	1,095
Total current assets	109,747	169,295

Non-current assets
Deferred tax assets	201	194
Investments in subsidiaries and VIEs	42,783	116,388
Other long-term investments	1,503	1,522
Investment in an equity investee	158	460
Total non-current assets	44,645	118,564

Total assets	154,392	287,859

Liabilities and shareholders’ equity
Current liabilities
Accrued liabilities and other current liabilities	2,834	7,627
Convertible notes at fair value	49,008	-
Total current liabilities	51,842	7,627

Non-current liability
Other liabilities	449	8,130
Total non-current liability	449	8,130

Total liabilities	52,291	15,757

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares	29	46
Treasury shares	(4,858)	(10,341)
Other shareholders’ equity	106,930	282,397
Total shareholders’ equity	102,101	272,102
Total liabilities and shareholders’ equity	154,392	287,859

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(US$’000, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2018	2019	2020
Operating expenses
General and administrative expenses	(27,643)	(12,064)	(13,598)
Total operating expenses	(27,643)	(12,064)	(13,598)

Operating loss	(27,643)	(12,064)	(13,598)
Other gains/(losses), net	403	285	(409)
Fair value losses on derivative liabilities	-	-	(11,466)
Fair value (losses)/gains on convertible notes	(4,837)	133	(4,433)
Share of (losses)/profits from subsidiaries and VIEs	(264)	2,519	17,477
Loss before income tax expense	(32,341)	(9,127)	(12,429)
Share of losses from an equity investee	-	(408)	(111)
Income tax expense	(68)	(68)	(78)
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(32,409)	(9,603)	(12,618)

Net loss attributable to iClick Interactive Asia Group Limited	(32,409)	(9,603)	(12,618)
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of tax	(2,547)	(1,612)	5,001
Comprehensive loss attributable to iClick Interactive Asia Group Limited	(34,956)	(11,215)	(7,617)

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(US$’000, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2018	2019	2020
Cash flows from operating activities
Net cash (used in)/provided by operating activities	(32,234)	9,746	(81,116)

Cash flows from investing activities
Increase in other long-term investments	(503)	(1,000)	(19)
Investment in an equity investee	-	(566)	(412)
(Increase)/decrease in time deposits	-	(301)	255
Acquisition of subsidiaries	-	-	(959)
Net cash used in investing activities	(503)	(1,867)	(1,135)

Cash flows from financing activities
Proceeds from issuance of shares upon private placements and follow on offering	-	-	71,917
Proceeds from exercise of share options	656	315	1,305
Proceeds from issuance of convertible notes, net of transaction expenses	27,810	28,742	19,184
Redemption of convertible notes	-	(11,265)	(15,196)
Repurchase of ordinary shares	(37)	(4,414)	(5,677)
Purchase of interests in subsidiaries from non-controlling interests	-	-	(7,003)
Net cash provided by financing activities	28,429	13,378	64,530
Net (decrease)/increase in cash and cash equivalents and restricted cash	(4,308)	21,257	(17,721)