Form 20-F
period 2021-12-31
iClick Interactive Asia Group Ltd
filed 2022-05-02
CIK 1697818

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

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

David Zhang, Chief Financial Officer

15/F

Prosperity Millennia Plaza

663 King’s Road, Quarry Bay

Hong Kong S.A.R., People’s Republic of China Tel: +852 3700 9000

E-mail: david.zhang@i-click.com

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

As of December 31, 2021, there were 49,314,241 ordinary shares outstanding, par value $0.001 per share, being the sum of 44,279,814 Class A ordinary shares and 5,034,427 Class B ordinary shares.

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

☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer. ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepare its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards†† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

☐ Yes  ☒ No

Of the 44,279,814 Class A ordinary shares as of December 31, 2021, (i) 1,118,926.5 were held by Arda Holdings Limited underlying the options granted but not yet exercised (whether or not they are vested) and the options reserved for issuance under our 2018 Share Incentive Plan, and (ii) 295,372.5 were held by JPMorgan Chase Bank N.A., our depositary, underlying the unvested restricted share units under our Post-IPO Plan.

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

•	“ordinary shares” refer to our Class A and Class B ordinary shares, par value US$0.001 per share;
•	“our clients” refers to entities which enter into sales contracts with us and incur spending during the relevant period;
•	“RMB” or “Renminbi” refers to the legal currency of China;
•	“we,” “us,” “our company” and “our” refer to iClick Interactive Asia Group Limited;
•	“$,” “US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and
•	“WFOE” refers to wholly foreign owned enterprise under the laws of the People’s Republic of China.

Our financial statements are expressed in the U.S. dollar, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars, and from Hong Kong dollars to U.S. dollars, in this annual report on Form 20-F were made at a rate of RMB6.3726 to US$1.00, and HKD7.7996 to US$1.00, respectively, which were the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 30, 2021. We make no representation that any Renminbi/ Hong Kong dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi/ Hong Kong dollar, as the case may be, at any particular rate, at the respective rate stated above, or at all. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our fluctuations in growth;
•	our future business development, financial condition and results of operations;
•	our success in implementing our mobile and new retail strategies, including extending our solutions beyond our core online marketing business;
•	our success in implementing “SaaS+X” model;
•	our success in structuring a customer relationship management and marketing cloud platform;
•	relative percentage of our gross billing recognized as revenue under the gross and net models;
•	the expected growth of online marketing industry, including online marketing technology industry in China;
•	our expectations regarding demand for and market acceptance of our products and services, including marketing solutions and enterprise solutions;
•	our ability to retain existing clients or attract new ones;
•	our ability to integrate and realize synergies from acquisitions, investments or strategic partnerships;
•	our plans to invest in our platform, solutions, data analytics capabilities, technology and technology infrastructure;
•	our ability to collect and use data from various sources and the effectiveness of our algorithms and data engines;
•	our ability to retain content distribution channels and negotiate favorable contractual terms;
•	market competition, including from independent online marketing technology platforms as well as large and well-established internet companies;
•	fluctuations in foreign exchange rates;
•	general economic conditions and the regulatory landscape in China and other jurisdictions where we operate;
•	relevant government policies and regulations relating to our industry;
•	the duration of the COVID-19 outbreak, including various variants, and its potential impact on our business and financial performance; and
•	developments in U.S.-China relations, including the imposition of economic sanctions.

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

Implications of Being a Foreign Private Issuer and a China-based Company

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the Securities and Exchange Commission (the “SEC”) will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Global Market (“NASDAQ”) listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ listing standards.

We are exposed to legal and operational risks associated with our operations in China. We are subject to risks arising from China’s legal system, including the uncertainty in the interpretation and the enforcement of the PRC laws and regulations. In addition, rules and regulations in China can change quickly with little advance notice. Recently, Chinese regulators have announced regulatory actions targeting certain sectors of China’s economy, including the for-profit education sector and technology platforms that have a quantitatively significant number of users located in China. We cannot guarantee that the Chinese government will not in the future take further regulatory actions that materially adversely affect the business environment and financial markets in China as they relate to us, our ability to operate our business, our liquidity and our access to capital.

The PRC government may also intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, including us, at any time, substantial intervention and influence over the manner our operations, which could result in a material change in our operations or the value of our ADSs. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, adopting new laws and regulations related to data security, and expanding the efforts in anti-monopoly enforcement. While we do not believe that these regulatory changes would have any material impact on us, we cannot assure you that the regulators will agree with us or will not in the future adopt regulations that restrict our business operations or access to capital.

For example, on July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future.

Cybersecurity and data privacy and security issues are subject to increasing legislative and regulatory focus in China. For example, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure on July 30, 2021, which took effect on September 1, 2021. This regulation requires, among others, certain competent authorities to identify critical information infrastructures. The Cybersecurity Administration of China (the “CAC”) and a number of other departments under the State Council promulgated the Measures for Cybersecurity Review on December 28, 2021, which became effective on February 15, 2022. According to this regulation, critical information infrastructure operators purchasing network products or network platform operators carrying out data processing activities, which affect or may affect national security, are required to conduct cybersecurity review. Pursuant to the Measures for Cybersecurity Review, enterprises shall apply for the cybersecurity review under the following circumstances: (i) critical information infrastructure operators that intend to purchase network products and services; or (ii) a network platform operator that processes the personal information of more than one million people intends to be listed overseas.

As for the definition of “critical information infrastructure operators”, on July 30, 2021, the State Council of the PRC published the Security Protection Regulations on the Critical Information Infrastructure (the “CII Regulations”), which took effect on September 1, 2021. Pursuant to Article 2 of the CII Regulations, critical information infrastructure refer to the important network facilities and information systems in important industries and fields such as public telecommunications, information services, energy, transportation, water conservancy, finance, public services, e-government and national defense science, technology and industry, as well as other important network facilities and information systems which, in case of destruction, loss of function or leak of data, may result in serious damage to national security, the national economy and the people's livelihood and public interests. Pursuant to Article 10 of the CII Regulations, the identity of the critical information infrastructure operator shall be determined by the PRC government authorities responsible for critical information infrastructure protection, and the identified critical information infrastructure operator shall be notified by the competent PRC government authority. As of the date of this annual report, we have not received any notice or determination from competent PRC government authorities identifying us as a critical information infrastructure operator.

As for the definition of “network platform operator”, on November 14, 2021, the CAC published the Regulations on the Administration of Network Data Security (Draft for Comments) (the “Draft Data Security Regulations”). According to the Draft Data Security Regulations, “internet platform operators” refer to data processors who provide users with internet platform services such as information release, social networking, transactions, payment, and audiovisual. With reference to this definition, “platform operators” have the attributes of “platforms” and “provide specific services”. According to the Guidelines for the Classification and Grade of Network Platforms (Draft for Comment) promulgated by the State Administration for Market Regulation “internet platforms” provide the connection of people, goods, services, information, entertainment, capital, and computing power through network technology. This connection enables the platform to have various functions such as trading, social interaction, entertainment, information, financing, and calculation. With reference to the Draft Data Security Regulations and the Guidelines for the Classification and Grade of Network Platforms (Draft for Comment), given that the aforementioned regulations are still at the draft stage, we cannot conclude whether we will be identified as a network platform operator.

As for the definition of “affects or may affect national security”, the Measures for Cybersecurity Review provides no further explanation or interpretation for “affects or may affect national security”, and the PRC government authorities may have wide discretion in the interpretation of “affects or may affect national security”. According to National Security Law of the PRC issued on July 1, 2015 and became effective on the same date, national security refers to a status in which the regime, sovereignty, unity, territorial integrity, welfare of the people, sustainable economic and social development, and other major interests of the state are relatively not faced with any danger and not threatened internally or externally and the capability to maintain a sustained security status. Given the uncertainty on the interpretation of the Cybersecurity Review Measures, our PRC legal counsel, Jingtian & Gongcheng, cannot assure that we will not be deemed as “affect or may affect national security” in the future.

Our PRC legal counsel is of the opinion that we do not need to apply for cybersecurity reviews under the current regulatory regime because we have not received any notice or determination from competent PRC government authorities identifying us as a critical information infrastructure operator as of the date of this annual report. However, we cannot rule out the possibility that the competent PRC government authorities will not initiate cybersecurity reviews on us in the future.

On September 1, 2021, the PRC Data Security Law became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system. In addition, the Standing Committee of PRC National People’s Congress promulgated the Personal Information Protection Law (the “PIPL”) on August 20, 2021, which took effect on November 1, 2021. The PIPL further emphasizes processors’ obligations and responsibilities for personal information protection and sets out the basic rules for processing personal information and the rules for cross-border transfer of personal information. We cannot guarantee that the regulators will agree with us or will not in the future adopt new regulations that restrict our business operations.

Since these regulatory actions are relatively new, it is uncertain that how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or the potential impact of these modified or new laws and regulations will have on our business operations, our deep learning, artificial intelligence and predictive analytics capabilities, our ability to introduce foreign investments and make future offering on a U.S. stock exchange. PRC laws and their interpretations and enforcement are evolving and subject to change, and the PRC government may adopt new rules and restrictions in the future.

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, consolidated affiliated entities and their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our consolidated affiliated entities in China, including, among others, ICP license, value-

added telecommunication license, network culture business license, etc.. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future, and may not be able to maintain or renew our current licenses, permits, filings or approvals.

Furthermore, under current PRC laws, regulations and regulatory rules, we, our PRC subsidiaries and our consolidated affiliated entities may be required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in connection with any future offering and listing in an overseas market. As of the date of this annual report, we have not been subject to any cybersecurity review made by the CAC. If we fail to obtain the relevant approval or complete other review or filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capital outside China, which could adversely affect our business operations and cause the value of our securities to significantly decline or become worthless.”

Risks Associated with the Holding Foreign Companies Accountable Act

Our financial statements contained in this annual report have been audited by PricewaterhouseCoopers, an independent registered public accounting firm. It is a firm registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”), and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such ordinary shares from being traded on a national securities exchange or in the over the counter trading market in the U.S. The SEC has adopted rules to implement the HFCAA and, pursuant to the HFCAA, the PCAOB has issued a report notifying the Securities and Exchange Commission of its determination that it is currently unable to inspect or investigation completely accounting firms headquartered in mainland China or Hong Kong. Our auditor, PricewaterhouseCoopers is subject to the determinations announced by the PCAOB on December 16, 2021. Further, the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, or the AHFCAA. In February, 2022, the U.S. House of Representatives passed the America Competes Act of 2022, which includes the same amendments as the bill passed by the Senate. However, the America Competes Act includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences and this bill amending the HFCAA is approved by both houses of Congress and signed by the President. If AHFCAA is enacted, it would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before our securities may be prohibited from trading or delisted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

Risks Associated with Our Corporate Structure

Our investors hold securities of iClick Interactive Asia Group Limited, which is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries and through contractual arrangements with its variable interest entities, or VIEs, and their respective subsidiaries based in China. PRC laws and regulations restrict and impose conditions on foreign investment in internet-based businesses, including holding of value-added telecommunication license by Shanghai Myhayo Technology Co., Ltd., or Myhayo, a content distribution channel and a mobile content aggregator of articles and short videos in China. For more information of Myhayo’s value-added telecommunication license, see “—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to maintain or renew the value-added telecommunication license, or fail to obtain other requisite license, or approvals or filings in China, the business carried out by certain consolidated entity may be materially and adversely affected”. Accordingly, we operate these businesses in China through Beijing OptAim Network Technology Co., Ltd., or OptAim Network, which we refer to as the VIE in this annual report, and its subsidiaries, and rely on contractual arrangements among our PRC subsidiary, the VIE and its nominee shareholder to control the business operations of the VIE and its subsidiaries. We are the primary beneficiary of these the VIE and its subsidiaries for accounting purposes because of these contractual arrangements. Accordingly, under U.S. GAAP, the financial statements of the VIE are consolidated as part of our financial statements. Although these VIE agreements have been widely adopted by PRC companies seeking to list overseas, such agreements have not been tested in a court of law.

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. The company that investors will own may never have a direct equity ownership interest in the businesses that are conducted by the VIE. If the PRC government disallow the VIE structure or deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIE could be subject to severe penalties or be forced to relinquish our interests in those operations. This would result in the VIE being deconsolidated. Part of our assets, including the value-added telecommunication license, are held by the VIE. In 2018, OptAim Network contributed 0.7% to our gross billing and 1.8% of our net revenues. In 2019, OptAim Network contributed 3.6% to our gross billing and 11.5% of our net revenues. In 2020, OptAim Network contributed 3.3% to our gross billing and 8.7% of our net revenues. In 2021, OptAim Network contributed 3.0% to our gross billing and 7.8% of our net revenues. Our holding company, our PRC subsidiaries and VIE and its subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and its subsidiaries and our company as a whole. Our ADSs may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the VIE that conduct some or all of our operations. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure”.

Cash Transfer between our Company, Subsidiaries and VIE and Its Subsidiaries

For the years ended December 31, 2019, 2020 and 2021, cash received by the VIE and its subsidiaries from other entities of our Group for online advertising service and other marketing service were US$835, US$3,506 and US$1,315, respectively, while cash paid by the VIE and its subsidiaries to other entities of our Group for online advertising service and SaaS services were US$2,335 and US$1,365 and US$543, respectively.

In addition, for the years ended December 31, 2019, 2020 and 2021, our WFOEs, VIE and its subsidiaries did not make any dividend or distribution to our Company. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently would apply to any dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. According to the Announcement of the State Administration of Taxation on Issues concerning the “Beneficial Owner” in Tax Treaties, which became effective in April 2018, whether a resident enterprise is a “beneficial owner” that can apply for a low tax rate under tax treaties depends on an overall assessment of several factors, which may bring uncertainties to the applicability of preferential tax treatment under the tax treaties. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, which became effective in January 2020, requires non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In the future we intend to re-invest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

We have not made any dividend or distribution to any U.S. investor. As a holding company, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries, our consolidated VIE and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Furthermore, our subsidiaries, our consolidated VIE and its subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. We do not have any present plan to declare or pay any dividends on our ordinary shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. We are not aware of any material regulatory restrictions limiting our non-PRC subsidiaries to make dividends to us. Subject to the passive foreign investment company rules (discussed below in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules”), the gross amount of any distribution that we make to investors with respect to the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as PRC-source income and as a result may be subject to PRC withholding tax.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. To the extent that our income is received in Renminbi, shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions.

Condensed Consolidating Schedules

The following tables present the condensed consolidating schedule of financial information for the Company, its wholly owned subsidiary that is WFOE as primary beneficiary, other subsidiaries, the VIE and VIE’s subsidiaries as of and for the years ended the dates presented.

Selected Condensed Consolidated Balance Sheets Data (US$’000)

	As of December 31, 2021
	Parent	Other Subsidiaries	WFOE as Primary Beneficiary	VIE and VIE’s Subsidiaries	Eliminating Adjustments	Consolidated Totals
Assets
Cash and cash equivalents	789	37,450	523	2,681	—	41,443
Time deposits	—	11,128	—	—	—	11,128
Restricted cash	3,657	32,489	—	—	—	36,146
Short-term investments	—	7,771	—	—	—	7,771
Amount due from an equity investee	—	276	—	—	—	276
Amounts due from Group companies (3)	—	12,184	23,171	5,879	(41,234)	—
Accounts receivable, net	—	181,107	2,568	3,586	—	187,261
Rebates receivable	—	5,523	52	—	—	5,575
Prepaid media costs	—	35,410	148	1,151	—	36,709
Other current assets	549	14,803	8,339	1,266	—	24,957
Deferred tax assets	254	931	—	—	—	1,185
Property and equipment, net	—	1,821	45	65	—	1,931
Investment in an equity investee	354	—	—	—	—	354
Investments in subsidiaries, VIE and VIE’s subsidiaries (2)	285,824	32,585	5,797	—	(324,206)	—
Other long-term investments	510	8,010	2,361	1,233	—	12,114
Intangible assets	—	53,350	223	140	—	53,713
Goodwill	—	80,058	1,616	—	—	81,674
Right-of-use assets	—	3,402	48	384	—	3,834
Other non-current assets	—	1,663	—	—	—	1,663
Total assets	291,937	519,961	44,891	16,385	(365,440)	507,734

Liabilities
Accounts payable	—	63,404	921	2,262	—	66,587
Deferred revenue	—	22,244	470	88	—	22,802
Accrued liabilities and other current liabilities	7,126	20,442	723	1,444	—	29,735
Amounts due to Group companies (3)	—	29,026	10,088	2,120	(41,234)	—
Lease liabilities	—	3,172	48	384	—	3,604
Bank borrowing	—	73,641	—	1,889	—	75,530
Income tax payable	—	3,475	—	575	—	4,050
Deferred tax liabilities	—	13,223	56	99	—	13,378
Other liabilities	459	—	—	—	—	459
Total liabilities	7,585	228,627	12,306	8,861	(41,234)	216,145

Equity
Shareholders' equity (2)	284,352	285,824	32,585	5,797	(324,206)	284,352
Non-controlling interests	—	5,510	—	1,727	—	7,237
Total equity	284,352	291,334	32,585	7,524	(324,206)	291,589

Total liabilities and equity	291,937	519,961	44,891	16,385	(365,440)	507,734

Selected Condensed Consolidated Balance Sheets Data (US$’000) (Continued)

	As of December 31, 2020
	Parent	Other Subsidiaries	WFOE as Primary Beneficiary	VIE and VIE’s Subsidiaries	Eliminating Adjustments	Consolidated Totals
Assets
Cash and cash equivalents	402	40,273	9,444	2,113	—	52,232
Time deposits	46	43	—	—	—	89
Restricted cash	5,266	36,879	—	—	—	42,145
Short-term investments	—	23,172	548	—	—	23,720
Amount due from an equity investee	—	218	—	—	—	218
Amounts due from Group companies (3)	—	23,295	12,571	6,643	(42,509)	—
Accounts receivable, net	—	31,022	110,400	1,720	—	143,142
Rebates receivable	—	10,964	—	—	—	10,964
Prepaid media costs	—	25,470	7,471	1,587	—	34,528
Other current assets	1,095	11,705	326	1,012	—	14,138
Deferred tax assets	194	759	—	—	—	953
Property and equipment, net	—	915	116	82	—	1,113
Investment in an equity investee	460	—	—	—	—	460
Investments in subsidiaries, VIE and VIE’s subsidiaries (2)	278,874	37,470	8,381	—	(324,725)	—
Prepayments for long-term investments	—	2,924	—	—	—	2,924
Other long-term investments	1,522	7,129	—	—	—	8,651
Intangible assets	—	56,095	—	336	—	56,431
Goodwill	—	74,419	—	—	—	74,419
Right-of-use assets	—	2,809	128	484	—	3,421
Other non-current assets	—	452	103	12	—	567
Total assets	287,859	386,013	149,488	13,989	(367,234)	470,115

Liabilities
Accounts payable	—	13,100	29,669	371	—	43,140
Deferred revenue	—	27,555	—	644	—	28,199
Accrued liabilities and other current liabilities	7,627	5,701	14,484	1,519	—	29,331
Amounts due to Group companies (3)	—	12,571	28,060	1,878	(42,509)	—
Lease liabilities	—	2,713	131	484	—	3,328
Bank borrowing	—	18,245	37,338	457	—	56,040
Income tax payable	—	3,699	—	483	—	4,182
Contingent consideration payable	7,755	—	—	—	—	7,755
Deferred tax liabilities	—	14,010	—	146	—	14,156
Other liabilities	375	4,521	—	—	—	4,896
Total liabilities	15,757	102,115	109,682	5,982	(42,509)	191,027

Equity
Shareholders' equity (2)	272,102	278,874	39,806	6,045	(324,725)	272,102
Non-controlling interests	—	5,024	—	1,962	—	6,986
Total equity	272,102	283,898	39,806	8,007	(324,725)	279,088

Total liabilities and equity	287,859	386,013	149,488	13,989	(367,234)	470,115

Selected Condensed Consolidated Statements of Operations Data (US$’000)

	For the year ended December 31, 2021
	Parent	Other Subsidiaries	WFOE as Primary Beneficiary (7)	VIE and VIE’s Subsidiaries	Eliminating Adjustments	Consolidated Totals
Net revenue es
Third-party net revenues	—	278,881	5,984	22,837	—	307,702
Inter-company net revenues (1)	—	2,704	22,183	1,028	(25,915)	—
Cost of revenues
Third-party costs	—	(177,282)	(22,885)	(18,382)	—	(218,549)
Inter-company costs (1)	—	(23,074)	(2,675)	(49)	25,798	—
Gross profit	—	81,229	2,607	5,434	(117)	89,153
Operating expenses
Research and development expenses	—	(8,037)	(430)	(1,060)	—	(9,527)
Sales and marketing expenses (1)	—	(45,788)	(2,211)	(4,990)	117	(52,872)
General and administrative expenses	(17,574)	(17,245)	(4,238)	(586)	—	(39,643)
Total operating expenses	(17,574)	(71,070)	(6,879)	(6,636)	117	(102,042)
Share of profits/(losses) of subsidiaries, VIE and VIE’s subsidiaries (2)	4,406	(2,162)	(610)	—	(1,634)	—
Finance costs, net	—	(3,265)	—	—	—	(3,265)
Other (losses)/gains, net	(242)	(476)	2,533	388	—	2,203
(Loss)/profit before share of loss from an equity investee and income tax (expense)/credit	(13,410)	4,256	(2,349)	(814)	(1,634)	(13,951)
Share of loss from an equity investee	(107)	—	—	—	—	(107)
Income tax (expense)/credit	(114)	(2,527)	187	(86)	—	(2,540)
Net (loss)/income	(13,631)	1,729	(2,162)	(900)	(1,634)	(16,598)
Net loss attributable to non-controlling interests	—	2,677	—	290	—	2,967
Net (loss)/income attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(13,631)	4,406	(2,162)	(610)	(1,634)	(13,631)

Selected Condensed Consolidated Statements of Operations Data (US$’000) (Continued)

	For the year ended December 31, 2020
	Parent	Other Subsidiaries	WFOE as Primary Beneficiary	VIE and VIE’s Subsidiaries	Eliminating Adjustments	Consolidated Totals
Net revenues
Third-party net revenues	—	87,227	150,177	17,341	—	254,745
Inter-company net revenues (1)	—	3,193	4,371	4,761	(12,325)	—
Cost of revenues
Third-party costs	—	(41,841)	(122,603)	(17,038)	—	(181,482)
Inter-company costs (1)	—	(3,375)	(7,954)	(996)	12,325	—
Gross profit	—	45,204	23,991	4,068	—	73,263
Operating expenses
Research and development expenses	—	(2,055)	(1,915)	(1,379)	—	(5,349)
Sales and marketing expenses (1)	—	(28,358)	(5,103)	(4,567)	—	(38,028)
General and administrative expenses	(13,598)	(5,865)	(11,875)	(310)	—	(31,648)
Total operating expenses	(13,598)	(36,278)	(18,893)	(6,256)	—	(75,025)
Share of profits/(losses) of subsidiaries, VIE and VIE’s subsidiaries (2)	17,477	1,605	(1,317)	—	(17,765)	—
Finance income/(costs), net	—	309	(1,662)	—	—	(1,353)
Other (losses)/gains, net	(409)	7,218	(1,349)	392	—	5,852
Fair value losses on derivative liabilities	(11,466)	—	—	—	—	(11,466)
Fair value losses on convertible notes	(4,433)	—	—	—	—	(4,433)
(Loss)/profit before share of loss from an equity investee and income tax (expense)/credit	(12,429)	18,058	770	(1,796)	(17,765)	(13,162)
Share of loss from an equity investee	(111)	—	—	—	—	(111)
Income tax (expense)/credit	(78)	(2,008)	412	41	—	(1,633)
Net (loss)/income	(12,618)	16,050	1,182	(1,755)	(17,765)	(14,906)
Net loss attributable to non-controlling interests	—	1,427	—	861	—	2,288
Net (loss)/income attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(12,618)	17,477	1,182	(894)	(17,765)	(12,618)

Selected Condensed Consolidated Statements of Operations Data (US$’000) (Continued)

	For the year ended December 31, 2019
	Parent	Other Subsidiaries	WFOE as Primary Beneficiary	VIE and VIE’s Subsidiaries	Eliminating Adjustments	Consolidated Totals
Net revenues
Third-party net revenues	—	47,116	133,267	19,025	—	199,408
Inter-company net revenues (1)	—	6,604	11,337	1,645	(19,586)	—
Cost of revenues
Third-party costs	—	(17,431)	(118,690)	(6,582)	—	(142,703)
Inter-company costs (1)	—	(7,688)	(7,699)	(4,023)	19,410	—
Gross profit	—	28,601	18,215	10,065	(176)	56,705
Operating expenses
Research and development expenses	—	(3,465)	(1,864)	(245)	—	(5,574)
Sales and marketing expenses (1)	—	(25,509)	(7,693)	(9,942)	176	(42,968)
General and administrative expenses	(12,064)	5,297	(12,180)	(1,357)	—	(20,304)
Total operating expenses	(12,064)	(23,677)	(21,737)	(11,544)	176	(68,846)
Share of profits/(losses) of subsidiaries, VIE and VIE’s subsidiaries (2)	2,519	(3,211)	(54)	—	746	—
Finance costs, net	—	(376)	(999)	(3)	—	(1,378)
Other gains, net	285	444	1,283	980	—	2,992
Fair value gains on convertible notes	133	—	—	—	—	133
(Loss)/profit before share of loss from an equity investee and income tax (expense)/credit	(9,127)	1,781	(3,292)	(502)	746	(10,394)
Share of loss from an equity investee	(408)	—	—	—	—	(408)
Income tax (expense)/credit	(68)	(91)	61	51	—	(47)
Net (loss)/income	(9,603)	1,690	(3,231)	(451)	746	(10,849)
Net loss attributable to non-controlling interests	—	829	—	417	—	1,246
Net (loss)/income attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(9,603)	2,519	(3,231)	(34)	746	(9,603)

Selected Condensed Consolidated Cash Flows Data (US$’000)

	For the year ended December 31, 2021
	Parent (6)	Other Subsidiaries	WFOE as Primary Beneficiary (7)	VIE and VIE’s Subsidiaries	Eliminating Adjustments	Consolidated Totals

Net operating cash (paid to)/received from Group companies (4)	—	(8,208)	7,436	772	—	—
Net operating cash (paid to)/received from third parties	(3,217)	13,377	(27,380)	(2,453)	—	(19,673)
Net cash used in operating activities	(3,217)	5,169	(19,944)	(1,681)	—	(19,673)

Capital contribution to subsidiaries (3)	(53)	—	—	—	53	—
Payments for advances to Group companies (3)	—	(37,898)	—	—	37,898	—
Receipts of repayments of advances from Group companies (3)	—	4,580	—	—	(4,580)	—
Other investing activities	(4,936)	(5,364)	(12,076)	(14)	—	(22,390)
Net cash used in investing activities	(4,989)	(38,682)	(12,076)	(14)	33,371	(22,390)

Capital contribution from Group companies (3)	—	53	—	—	(53)	—
Receipts of advances from Group companies (3)	—	—	36,310	1,588	(37,898)	—
Repayments for advances from Group companies (3)	—	—	(4,026)	(554)	4,580	—
Other financing activities	6,984	16,598	—	1,161	—	24,743
Net cash provided by financing activities	6,984	16,651	32,284	2,195	(33,371)	24,743

Selected Condensed Consolidated Cash Flows Data (US$’000) (Continued)

	For the year ended December 31, 2020
	Parent (6)	Other Subsidiaries	WFOE as Primary Beneficiary	VIE and VIE’s Subsidiaries	Eliminating Adjustments	Consolidated Totals
Net operating cash received from/(paid to) Group companies (4)	—	3,722	(5,863)	2,141	—	—
Net operating cash (paid to)/received from third parties	(3,461)	(41,547)	27,485	(2,110)	—	(19,633)
Net cash (used in) provided by operating activities (5)	(3,461)	(37,825)	21,622	31	—	(19,633)
Capital contribution to Group companies (3)	(77,655)	—	—	—	77,655	—
Payments for advances to Group companies (3)	—	(42,421)	—	—	42,421	—
Receipts of repayments of advances from Group companies (3)	—	80,141	—	—	(80,141)	—
Other investing activities	(1,135)	(25,927)	(602)	(29)	—	(27,693)
Net cash (used in) provided by investing activities (5)	(78,790)	11,793	(602)	(29)	39,935	(27,693)
Capital contribution from Group companies (3)	—	77,655	—	—	(77,655)	—
Receipts of advances from Group companies (3)	—	—	42,421	—	(42,421)	—
Repayments for advances from Group companies (3)	—	—	(80,141)	—	80,141	—
Other financing activities	64,530	(5,781)	20,777	457	—	79,983
Net cash provided by (used in) financing activities (5)	64,530	71,874	(16,943)	457	(39,935)	79,983

Selected Condensed Consolidated Cash Flows Data (US$’000) (Continued)

	For the year ended December 31, 2019
	Parent (6)	Other Subsidiaries	WFOE as Primary Beneficiary	VIE and VIE’s Subsidiaries	Eliminating Adjustments	Consolidated Totals
Net operating cash received from/(paid to) Group companies (4)	—	4,428	(2,928)	(1,500)	—	—
Net operating cash (paid to)/received from third parties	(4,252)	(50,478)	23,078	1,358	—	(30,294)
Net cash (used in) provided by operating activities (5)	(4,252)	(46,050)	20,150	(142)	—	(30,294)
Capital contribution to subsidiaries (3)	(19,129)	—	—	—	19,129	—
Refund from subsidiaries of capital contribution (3)	33,127	—	—	—	(33,127)	—
Payments for advances to Group companies (3)	—	(6,638)	(588)	—	7,226	—
Receipts of repayments of advances from Group companies (3)	—	18,047	588	—	(18,635)	—
Other investing activities	(1,867)	26,129	(17,431)	(69)	—	6,762
Net cash provided by (used in) investing activities (5)	12,131	37,538	(17,431)	(69)	(25,407)	6,762
Capital contribution from Group companies (3)	—	19,129	—	—	(19,129)	—
Refund of capital contribution to the parent company(3)	—	(33,127)	—	—	33,127	—
Receipts of advances from Group companies (3)	—	—	6,638	588	(7,226)	—
Repayments for advances from Group companies (3)	—	—	(18,047)	(588)	18,635	—
Other financing activities	13,378	21,960	9,466	—	—	44,804
Net cash provided by (used in) financing activities (5)	13,378	7,962	(1,943)	—	25,407	44,804

Notes (US$’000):

(1)	It represents the elimination of intercompany transactions at the consolidation level.

Services from VIE and VIE’s subsidiaries to other group companies

The VIE and VIE’s subsidiaries provide online advertising service to other group companies. For the years ended December 31, 2019, 2020 and 2021, the intercompany online advertising service revenues recognized by VIE and VIE’s subsidiaries were US$1,469, US$4,761 and US$911, respectively. These transactions are eliminated at the consolidation level.

The VIE and VIE’s subsidiaries also provide other marketing services to other group companies. For the years ended December 31, 2019, 2020 and 2021, the intercompany other marketing service revenues recognized by VIE and VIE’s subsidiaries were US$176, nil and US$117, respectively. These transactions are eliminated at the consolidation level.

Services from other group companies to VIE and VIE’s subsidiaries

WFOE as primary beneficiary and other subsidiaries of the Group provide online advertising service and SaaS services to VIE and VIE’s subsidiaries. For the years ended December 31, 2019, 2020 and 2021, the intercompany online advertising and SaaS service revenues from VIE and VIE’s subsidiaries recognized by WFOE as primary beneficiary and other subsidiaries of the Group were US$4,023, US$996 and US$49, respectively. These transactions are eliminated at the consolidation level.

As of December 31, 2019, 2020, and 2021, there were no balances for management fees charged to VIEs.

(2)	It represents the elimination of the investments in subsidiaries, VIE and VIE’s subsidiaries by the Company.

(3)

It represents the elimination of intercompany balances among the Company, WFOE as primary beneficiary, other subsidiaries, VIE and VIE’s subsidiaries. The Parent transfers cash to its wholly-owned subsidiaries by making capital contributions or interest-free advances to subsidiaries in Hong Kong, and the subsidiaries in Hong Kong transfer cash to the WFOE which is the primary beneficiary of the VIE and other PRC subsidiaries by making capital contributions or interest-free advances.

(4)

For the years ended December 31, 2019, 2020 and 2021, cash received by VIE and VIE’s subsidiaries from other entities of the Group for online advertising service and other marketing service were US$835, US$3,506 and US$1,315, respectively.

For the years ended December 31, 2019, 2020 and 2021, cash paid by VIE and VIE’s subsidiaries to other entities of the Group for online advertising service and SaaS services were US$2,335 and US$1,365 and US$543, respectively.

(5)

The “net cash used in operating activities” and “net cash provided by/used in investing activities” of the Parent for the years ended December 31, 2019 and 2020, and “investments in subsidiaries, VIE and VIE’s subsidiaries” as of December 31, 2020 have been revised from amounts previously disclosed in the notes to the consolidated financial statements of the Group. See Note 29 to our consolidated financial statements.

(6)	See Note 29 of Consolidated Financial Statements for more details of the gross investing activities and financing activities of the Parent.

(7)

As a result of an internal restructuring within the Group in 2021 to move the VIE structure from the pre-existing WFOE as primary beneficiary (the "Original WFOE PB") to another wholly-owned WFOE of the Company (the "New WFOE PB"), on November 1, 2021, the VIE contractual agreements were amended and restated whereby the New WFOE PB became the primary beneficiary of the VIE. Amounts of "WFOE as Primary Beneficiary" presented in the above tables (i) as of and for the year ended December 31, 2021, and (ii) as of and for each of the two years ended December 31, 2020 represent the financial information of (i) the New WFOE PB and (ii) the Original WFOE PB, respectively.

A.	[Reserved]

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

•

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations. In particular, we could continue to be materially and adversely affected by the COVID-19 pandemic.

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

•

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

•

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

We have experienced fluctuations in growth in recent periods. We may not be able to sustain our historical growth rates, or at all. You should not consider our historical growth in gross billing and net revenues as indicative of our future performance. Our growth was mainly driven by our strategic focus shift to capture more market demand in our relatively new enterprise solutions, as well as mobile channels. Given China’s entire advertising sector has experienced a contraction due to the changing regulatory environment and heightened macroeconomic uncertainties, we have started and will continue to strategically reduce marketing solution business, which will cause the reduction of revenue from marketing solutions. In addition, in future periods, our gross billing and net revenues could decline or grow more slowly than we expect and the client base optimization may not achieve the benefits as we expected. We believe our business, prospects and results of operations depend on a number of factors, some of which are described in more details in this section, including our ability to:

•	successfully execute our mobile strategy in the increasingly competitive mobile online marketing segment;
•	successfully integrate our core marketing solutions with enterprise solutions;
•	successfully launch and execute our “SaaS+X” model;
•	retain existing clients while continuing to optimize our client base;
•	attract new clients and further diversify our client base;
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

We incurred net losses of US$10.8 million in 2019, US$14.9 million in 2020 and US$16.6 million in 2021. As of December 31, 2021, we had an accumulated deficit of US$221.2 million. We will need to generate increased revenue or gross profit levels in future periods to become profitable, and, even if we do, we may not be able to improve our profitability as we intend to continue to expend significant funds to grow our marketing and sales operations, develop and enhance our data analytic capabilities, scale our data center infrastructure and services capabilities and expand into new market segments. Our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenue or gross profit enough to offset our operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this annual report, and unforeseen expenses, difficulties, complications and delays and other unknown events. If we are unable to achieve or sustain profitability, the market price of our ADSs may significantly decrease.

Our newly launched businesses, including our enterprise solutions, may not be successful, and we may not successfully integrate our new solutions with existing solutions.

We have been leveraging our data assets and experience and expertise to extend our solutions beyond our core online marketing business. For example, in May 2018, we started to offer enterprise solutions and in January 2019, we made a controlling investment in Changyi (Shanghai) Information Technology Co., Ltd., or Changyi, which further enhances our enterprise solution capabilities. In March 2022, we entered into an agreement to acquire the remaining equity interest of Changyi. We may not be successful in our newly launched businesses, including enterprise solutions. For example, our data assets and experience and expertise in online marketing may not prove successful for enterprise solutions, and there can be no assurance that we will successfully integrate, utilize and leverage Changyi’s enterprise solution capabilities. In addition, in May 2020, we made a controlling investment in Optimal Power Limited, a subsidiary wholly owned by Creative Big Limited. As part of the transaction, Creative Big Limited injected certain premium media licensing assets into Optimal Power Limited covering a number of jurisdictions in the Asia-Pacific. Moreover, in October 2020, we acquired CMRS Group Holding Limited, or CMRS, a leading marketing automation solution provider in China. The acquisition will allow us to further enhance our full product offerings, leveraging CMRS’s marketing automation capabilities, in particular, for cross-border customers’ marketing into China. Furthermore, in July 2021, we acquired Parllay, a leading personalized marketing platform with deep expertise in WeChat-based CRM, e-commerce and marketing SaaS solutions in China, which further enhance our product offerings, enlarge our potential clients base, and accelerate sales of our enterprise solutions. We have been making efforts to promote our enterprise solutions to clients in various industries, including through cross-selling or upselling to existing clients and referral from existing clients. We cannot potential clients base, and accelerate sales of our enterprise solutions. Although these investments have broadened our content distribution channels and enrich offerings, we cannot assure you that this strategy will continue to be successful or that our financial performance would be improved. If we are unable to successfully, fully integrate any business, product or technology we acquire, our business, financial condition and results of operations may suffer.

Our enterprise solutions are primarily initiated and established on our cooperation with Tencent Holdings Limited, or Tencent. For example, we help our clients put in place data-management platforms which are currently built primarily on Tencent Cloud and Enterprise WeChat Work. As a result, we rely on the functionality and stability of Tencent’s cloud and WeChat’s infrastructure in providing our enterprise solutions. In addition, we rely on Tencent’s proprietary API connections to gather and analyze customer data and create consumer profiles. Any disruption or termination of this cooperative relationship, including due to regulatory reasons or changes, could deteriorate our ability to operate our enterprise solutions, which could negatively affect our business, financial condition and results of operations. See “—Developments in U.S.-China relations, including the imposition of economic sanctions, could negatively affect our business and adversely affect our shareholders and the market for our ADSs.” for more information.

In addition, we may face increased competition as we expand into the market of enterprise solutions. We may face competitions from local companies that are working on enterprise solutions, new cloud computing, artificial intelligence, business intelligence and digitalization service. We may also face potential competition from international SaaS companies, which have longer operating histories, greater financial, technical, marketing, distribution, professional services or other resources and greater name recognition. If we fail to upgrade our technologies and differentiate our enterprise solutions to effectively identify and address clients’ needs, our business, results of operations and prospects could be materially and adversely affected.

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

We have been executing “SaaS+X” model in our enterprise solutions business. The development of this new business depends on our ability to generate and maintain ongoing, profitable client demand for our SaaS products and related operational services, including through the adaptation and expansion of our services in response to the ongoing technology changes. As a result, a significant reduction in such demand or an inability to deliver services in the evolving technological environment could materially affect our results of operations. In addition, since the margin of providing services is generally lower than providing pure SaaS products, our overall margin could be lower along with the ramp up of our “SaaS+X” model.

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

We derive revenue primarily from four sources and report them on either the net or gross basis. For our marketing solutions, we derive revenue from (i) incentives earned from the website publishers, for which we act as a sales agent for their content distribution opportunities, or the sales agency arrangement, which is reported on a net basis, (ii) performing cost-plus marketing campaigns, which is reported on a net basis, (iii) performing specified actions marketing campaigns (i.e., a CPM, CPC, CPA, CPS, CPL or ROI basis), which is reported on a gross basis. For our enterprise solutions, we derive revenue from the offering of SaaS products and services, which is reported on a gross basis and a net basis. Please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Components of Results of Operations—Net Revenues” for more details.

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

Our ability to achieve renewals or contracts and new sales depends on many factors, some of which are out of our control, including:

•	customer satisfaction with our solutions, including any new solutions that we may develop,
•	the competitiveness of our pricing and payment terms for our clients, which may, in turn, be constrained by our capital and financial resources,
•	customer satisfaction with our account managing services,
•	our ability to customize and tailor our solution offerings and delivery and pricing models in accordance with the evolving needs of our clients and end marketers,
•	our ability to expand our data base and solutions to serve marketers in a wider range of industries and geographic regions,
•	our ability to integrate with a wider range of new mobile technologies, systems, networks and standards,
•	mergers, acquisitions or other consolidation among clients, and
•	the effects of global economic conditions on spending levels of marketers generally.

Therefore, we cannot assure you that clients that have generated marketing spend on our platform in the past will continue to spend at similar levels or that they will continue to use our platform at all. We may not be able to replace clients which reduce or cease their usage of our platform with new clients that spend similarly on our platform. We have relied on a limited number of clients to generate a significant portion of our revenues. For example, while we did not have any client that contributed to more than 10% of our net revenues in 2019, 2020 and 2021.

In addition, we have started a comprehensive review of the client base since 2016 to focus on profitability and liquidity. The total number of our marketers decreased by 8% from 3,481 in 2019 to 3,215 in 2020, and increased by 7% from 3,215 in 2020 to 3,442 in 2021.

If our existing clients do not continue to use or increase their use of our platform, or if we are unable to attract sufficient marketing spend on our platform from new clients, our business and results of operations could be materially and adversely affected.

Loss of any marketing agency client may materially and adversely affect our business and results of operations.

We engage third-party marketing agencies to help source and serve some of our marketers. In 2021, we had 3,442 marketers. Among these marketers, 1,838 were represented by our marketing agency clients, which contributed a significant portion of our gross billing and net revenues. We do not have exclusive business arrangement with these marketing agencies. If we lose any marketing agency, we risk losing business from end marketers represented by that agency. In addition, some marketing agencies have their own business arrangements with content distribution channels and can directly connect marketers with such channels. Our business may suffer to the extent that marketing agencies and content distribution channels purchase and sell content distribution opportunities directly from one another or through intermediaries other than us. Loss of marketing agencies as our clients could materially and adversely affect our business and results of operations.

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

Our consistent access to attractive content distribution opportunities is crucial to our business. We primarily rely on third-party content distribution channels to access content distribution opportunities. Our content distribution channels are concentrated and primarily include online and mobile publishers, major search engines and ad exchanges, including those owned or operated by Tencent, Baidu, Google and Alibaba. Media costs for content distribution opportunities on Tencent, Baidu, Google and Alibaba channels in aggregate accounted for 87.4%, 75.9% and 55.5% of our media costs in 2019, 2020 and 2021, respectively. Media costs for content distribution opportunities on our largest and second largest channel partners accounted for 53.1% and 12.2% of our media costs in 2021, respectively. In addition, our contracts with content distribution channels are generally for a period of one year and do not impose long-term obligations requiring them to make their content distribution opportunities available to us on reasonable terms or at all. The loss of access to content distribution opportunities from one of those companies would negatively impact our ability to help marketers reach their audience.

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

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations. In particular, we could continue to be materially and adversely affected by the COVID-19 pandemic.

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

Most of our system hardware and back-up systems are hosted in leased facilities in Hong Kong, Shanghai, Beijing and Guangzhou, and most of our directors, senior management and employees are based in Hong Kong, Shanghai and Beijing. Therefore, if any of the above-mentioned natural disasters, health epidemics or other outbreaks were to occur in these regions, our operations may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business and results of operations. Our business, results of operations, financial condition and prospects could be materially and adversely affected directly, as well as to the extent that the coronavirus or any other epidemic harms the Chinese economy in general. For example, there has been an outbreak of COVID-19 in China and around the world and its resurgences for over two years. COVID-19 is considered be highly contagious and poses a serious public health threat. In March 2020, the World Health Organization declared the COVID-19 a pandemic, given its threat beyond a public health emergency of international concern that the organization had declared on January 30, 2020. Furthermore, certain variants have proven to be more severe and more infectious, especially the pandemic’s recent emergence of the Delta and Omicron variants, which have resulted in an increase in cases globally. These or future variants of COVID-19 could also prove to be more resistant to vaccines. The pandemic has resulted in quarantines, travel restrictions, home office policies, and the temporary closure of stores and facilities in China, Hong Kong and many other jurisdictions. These measures have slowed down the development of the Chinese economy and adversely affected the global economic conditions and financial markets. Substantially all of our revenues and our workforce are based in China and Hong Kong. Our operations have been, and may continue to be, materially and adversely affected by potential delays in or reductions of business activities and commercial transactions and by general uncertainties surrounding the duration of the government’s extended business and travel restrictions. For example, we experienced significant delays in solution delivery due to the resurgence of COVID-19 in the first quarter of 2022 in Shanghai and other regions in China. The travel restrictions and lockdowns materially reduced the efficiency of communication between our employees and customers, delayed our working process and delivery, which had an adverse impact on our revenue. In addition, our business operations could be disrupted if any of our employees is suspected of contracting the coronavirus or any other infectious disease, since it could require our employees to be quarantined and/or our offices to be disinfected.

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

In May 2018, we launched our SaaS-based enterprise solutions. We anticipate competition in this relatively new and evolving area in China and such competition to increase based on businesses’ demands for this type of products or solutions. We may face competitions from local companies that are working on enterprise solutions, new cloud computing, artificial intelligence, business intelligence and digitalization. We may also face potential competition from international SaaS companies, which have longer operating histories, greater financial, technical, marketing, distribution, professional services or other resources and greater name recognition. In addition, many of our prospective competitors may have close relationship with our existing and new clients and bear an extensive knowledge of this industry. As a result, they may be able to respond more quickly to new or emerging technologies and changes in clients’ requirements, or devote greater resources to the development, promotion and sale of their products. If we fail to upgrade our technologies and differentiate our enterprise solutions to effectively identify and address clients’ needs, our business, results of operations and prospects could be materially and adversely affected.

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

In late 2021, we started to strategically reduce lower margin and higher risk businesses in our more capital-intensive marketing solution segment in order to focus on the higher growth potential of enterprise solutions. We cannot assure you that this strategy shift would bring more favorable operation results. If China’s advertising sector recover, or capital market in favor of China-based companies to raise capital, we cannot assure you that our advertising business, or client base could recover immediately or in the short term. Therefore our business, growth prospects and results of operations will be materially and adversely affected.

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

Our ability to attract marketers to, and build trust in, our platform is significantly dependent on our ability to effectively assess and predict audience interest in, and therefore interaction with, relevant marketing content. In addition, our ability to attract businesses to use our enterprise solutions is significantly dependent on our ability to effectively identify and address their needs on customer relationship management, or CRM, and data analytics (e.g. sales data, customer data, product data, etc.). We utilize our proprietary algorithms and data engines to track, process and analyze internet user data, forecast probability and nature of internet users’ potential engagement with a given marketing message, create and tailor the marketing message to specific user interest, and execute marketing campaigns based on parameters specified by our clients. Our proprietary algorithms and data engines take into account multiple kinds and sources of data, including data on users’ interest, intent, E-commerce and social data, demographic data and campaign performance data, which we track using our proprietary tracking tools, from our marketers, publishers and ad exchanges in connection with marketing campaigns, and from collaboration with selected third-party data partners. The data we collect may not be relevant to all industries, and for certain industries, we may not have sufficient user data to ensure that our algorithms and data engines would work effectively. Furthermore, we generally do not verify the data we gather, which may be subject to fraud or are otherwise inaccurate. Even if such data are accurate, they may become irrelevant or outdated and thus may not reflect a user’s genuine interest or accurately predict his or her interaction with a given marketing message. For example, following the date we obtain the relevant data, a user’s interest and behavior pattern may change or he or she may have already completed a transaction and is no longer interested in the marketing message.

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

In November 2018, we, through OptAim Network, our variable interest entity, or the VIE, acquired Shanghai Myhayo Technology Co., Ltd., or Myhayo, a content distribution channel and a mobile content aggregator of articles and short videos in China. Myhayo presents customized feeds to users via its mobile application and allows users to earn points from their daily access to the app, which could be used to redeem cash rewards. Under the relevant PRC laws, commercial operators of value-added telecommunication services, which refer to providers of telecommunications and information services through public network infrastructures that provide information or services to internet users with a charge, shall obtain a value-added telecommunications business operation license. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Value-added Telecommunication Services” and “—Regulations on Internet Content Providers.” It is unclear whether Myhayo’s business model would render it a commercial operator of value-added telecommunication service provider under the relevant PRC laws.

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

In recent years, the PRC government has enacted legislation on internet use to protect personal information from any unauthorized disclosure. For example, on February 1, 2013, China’s first set of personal data protection guidelines, the Guidelines for Personal Information Protection in Information Security Technology Public and Commercial Service Systems, came into effect, which set forth detailed personal information protection requirements on data collection, data processing, data transfer and data creation. Although these guidelines are voluntary and non-binding, we believe that growing regulatory oversight of data privacy in China is inevitable. In addition, Amendment 9 to the PRC Criminal Law prohibits institutions, companies and their employees in the telecommunications and other industries from selling or otherwise illegally disclosing a citizen’s personal information or obtaining such information through theft or other illegal ways, and further stipulates that persons who sell or otherwise illegally disclose a citizen’s personal information obtained during the course of performing duties or providing services shall be subject to a heavier sentence. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, which became effective on June 1, 2017. Pursuant to the Cyber Security Law of the PRC, providers of network products and services shall provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. Moreover, the Provisions on Protection of Personal Information of Telecommunication and Internet Users is the specific regulation governing the collection, use, disclosure and security of personal information. Complying with these PRC laws and regulations may cause us to incur substantial costs or require us to change our business practices. Furthermore, the Personal Information Security Specification, last revised on March 6, 2020, or the China Specification, came into force on October 1, 2020. Although the China Specification is not a mandatory regulation, it nonetheless has a key implementing role in relation to China’s Cyber Security Law in respect of protecting personal information in China. It is likely that the China Specification will be relied on by Chinese government agencies as a standard to determine whether businesses have abided by China’s data protection rules. The China Specification has broadened the scope of personal sensitive information, or PSI, including but not limited to phone number, transaction record and purchase history, bank account, browse history, and e-ID info such as system account, email address and corresponding password, and thus, the application of explicit consent under the China Specification is more far reaching. Furthermore, under the China Specification, the data controller must provide the purpose of collecting and using subject personal information, as well as business functions of such purpose, and the China Specification requires the data controller to distinguish its core function from additional functions to ensure the data controller will only collect personal information as needed. Our failure to comply with the China Specification could result in governmental enforcement actions, litigation, fines and penalties, which could have a material adverse effect on our business, results of operations, financial condition and prospects. On November 28, 2019, the CAC, or the MIIT, the Ministry of Public Security, and the State Administration for Market Regulation of the PRC jointly formulated the Method for Identifying the Illegal Collection and Use of Personal Information by Applications, which explicitly sets out the specific methods of identifying six types of illegal behaviors of collecting and using personal information through applications. If we are unable to respond to changing laws, regulations, policies and guidelines related to privacy or cyber security, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

In the European Union, or EU, to the extent it is applicable to the processing operations carried out in the course of our activities, the General Data Protection Regulation, or the GDPR, which became applicable on May 25, 2018, has a broad territorial scope affecting the processing of personal data by companies outside of the EU offering goods and services to, or monitoring the behavior of, individuals in the EU. The GDPR introduces new obligations for subject companies in the area of privacy and data protection. The GDPR implements more stringent legal and operational requirements for both processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, new rights for data subjects with respect to their data (including by enabling them to exercise rights to erasure and data portability), mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. The GDPR further provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could further limit our ability to use and share personal data and could require localized changes to our operating model. Under the GDPR, fines of up to  €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be imposed in certain cases of non-compliance. To the extent the GDPR is applicable, the implementation of the GDPR may require amendments to our procedures and policies or the agreements we have with our service providers and clients, and these changes could impact our business by increasing its operational and compliance costs. The EU has also released a proposed Regulation on Privacy and Electronic Communications, or the e-Privacy Regulation, to replace the EU’s current Privacy and Electronic Communications Directive, or the e-Privacy Directive, to, among other things, achieve a greater harmonization among EU member states and better align the rules governing electronic communications (e.g., in relation to the use of cookies and other tracking technologies and protection against spam) with the requirements of the GDPR. While the ePrivacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is still going through the European legislative process, and commentators now expect it to be adopted in 2023. The current draft of the ePrivacy Regulation imposes strict opt-in e-marketing rules with limited exceptions to business to business communications and significantly increases fining powers to the same levels as GDPR. Regulations of cookies and web beacons may lead to broader restrictions on our online activities, including efforts to understand followers’ internet usage and promote ourselves to them. Since the implementation of the GDPR in 2018, we have made tremendous efforts to comply and constantly adapt to the fast-evolving regulatory framework; for example, we have already revised our Data Processing Addendum (after invalidation of the Privacy Shield by the European Court of Justice, with the adoption of the new Standard contractual clauses by the European Union, and the recent adoption of the new UK standard contractual clauses by the United Kingdom). We are always actively working with our clients and partners towards ensuring up to date compliance.

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

As of December 31, 2021, we held two patents and 141 computer software copyrights in China, and 33 registered trademarks in China, Hong Kong and Singapore. We rely on a combination of trademark and trade secret laws, and contractual restrictions, including through confidentiality, non-disclosure and assignment of invention assignment agreements with our key employees, consultants and third parties with whom we do business, to establish, maintain and protect our proprietary information and other intellectual property. Policing any misappropriation, unauthorized use or reverse engineering our proprietary information and other intellectual property is difficult and costly and the steps we have taken may be inadequate. For example, contractual restrictions may be breached, and we may not succeed in enforcing our rights or have adequate remedies for any breach of laws or contractual restrictions. In addition, we may not be able to enter into agreements or arrangements with everyone who has access to our proprietary information or contributes to the development of our intellectual property. Moreover, our trade secrets may be disclosed to or otherwise become known or be independently developed by competitors, and in these situations we may have no or limited rights to stop others’ use of our information.

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

As we continue to expand and as litigation or other similar proceedings become more common in resolving commercial disputes, we face a higher risk of being subject to intellectual property infringement claims. Companies in the internet, technology and media industries are increasingly bringing and becoming subject to suits alleging infringement of proprietary rights. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries are uncertain and evolving. In particular, our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be infringing on other marks. We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. This is also the case as our sales and marketing activities may use photos or video clips that contain portraits of individuals and shows performed by others, such as product live-streaming promotions held by our cooperating key opinion leaders (“KOLs”). At times, third parties may adopt trade names or trademarks similar to those of ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered or unregistered trademarks that are similar to our registered or unregistered trademarks or trade names. If a third party has been using in commerce any mark that is confusingly similar to our trade names or trademarks, or has registered any such marks, prior to our use or registration of our trade names or trademarks, such third party could potentially bring infringement claims against us depending on the territory of the use or registration. Any such claim would require us to incur significant costs to defend, and if we are unsuccessful, we may be subject to an injunction and/or required to pay significant damages or spend significant time and resources to rebrand any relevant products or services.

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

In January 2019, we made a controlling investment in Changyi, as we seek to extend our client solutions beyond the core online marketing business, addressing enterprise needs in China, particularly in the emerging area of Smart Retail—an expanding and innovative market involving the combination of online and offline solutions. In October 2020 and December 2020, we further increased our equity stake in Changyi. In March 2022, we entered into an agreement to acquire the remaining equity interest in Changyi. We have since made additional investments and acquisition to expand our enterprise solution offerings.

In May 2020, we made a controlling investment in Optimal Power Limited to acquire certain premium media licensing assets covering a number of jurisdictions in the Asia-Pacific.

In October 2020, we acquired CMRS, a leading marketing automation solution provider in China. The acquisition will allow us to further enhance our full product offerings, leveraging CMRS’s marketing automation capabilities, in particular, for cross-border customers’ marketing into China.

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

In July 2021, we completed the acquisition of Parllay, a leading personalized marketing platform with deep expertise in WeChat-based CRM, e-commerce and marketing SaaS solutions in China. We anticipate that the utilization of Parllay's rich expertise will further enhance our product offerings, enlarge our potential clients base, and accelerate sales of our enterprise solutions.

Past and future acquisitions, strategic investments, partnerships or alliances could be difficult to integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value and adversely affect our business and results of operations. We have limited experience in acquiring and integrating businesses, products and technologies. If we identify an appropriate acquisition candidate, we may not be successful in negotiating the terms and/or financing of the acquisition, and our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or client issues. Any acquisition or investment may require us to use significant amounts of cash, issue potentially dilutive equity securities or incur debt. In addition, acquisitions, including our acquisitions of OptAim, CMRS, and Changyi, our strategic investment in Optimal Power Limited, involve numerous risks, any of which could harm our business, including:

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

We may be required to record significant impairment charges as a result of our acquisitions and long-term investments.

Our acquisitions and long-term investments could result in the use of substantial amounts of cash, issuance of equity securities, impairment losses related to goodwill or amortization expenses related to intangible assets, and exposure to undisclosed or potential liabilities of acquired companies and investees. Companies that we invested in could be affected by the COVID-19 outbreak and may lead to impairment charges.

As of December 31, 2021, we had goodwill of US$81.7 million, which represented approximately 16.1% of our total assets, the majority of which was related to (i) OptAim and its subsidiaries, its VIE and the VIE’s subsidiary, (ii) Changyi, of which we acquired the controlling interest in 2019, and (iii) CMRS Group Holding Limited, or CMRS, of which we acquired in 2020. Goodwill is measured on the date of acquisition and is not amortized, but is reviewed for impairment at least annually or more frequently if impairment indicators arise. In evaluating the potential for impairment of goodwill, we make assumptions regarding future operating performance, business trends, and market and economic conditions. Such analyzes further require us to make judgmental assumptions about sales, operating margins, growth rates, and discount rates.

As of December 31, 2021, we had other long-term investments of US$12.1 million, which represented approximately 2.4% of our total assets. These equity investments without readily determinable fair value and does not qualify for the existing practical expedient in ASC 820 to estimate fair value using the net asset value per share (or its equivalent) of the investments, we elect to use the measurement alternative to measure its equity investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Management makes a qualitative assessment as to whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, management estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in net loss equal to the difference between the carrying value and fair value. Management applies judgment in (i) determining whether the investment is impaired, (ii) estimating the impairment amount if an impairment exists, and (iii) determining valuation methods and key valuation assumptions and data used in estimating the impairment amounts. These judgments consider various factors and events including a) adverse performance of investees; b) adverse industry developments affecting investees; and c) adverse regulatory, social, economic or other developments affecting investees. These judgements include the selection of valuation methods in estimating fair value and the determination of key valuation assumptions used, comprising selection of comparable companies and multiples, and discount for lack of marketability.

There are inherent uncertainties related to these factors and to management’s judgment in applying these factors to the assessment of goodwill recoverability and other long-term investments’ indications of impairment. Any possible changes in our judgmental assumptions would cause a change in the recoverable amounts of goodwill and determination of investment’s impairment. In addition, we could be required to evaluate the recoverability of goodwill and investment’s impairment prior to the annual assessment if there are any impairment indicators, including experiencing disruptions to the business, unexpected significant declines in operating results, divestiture of a significant component of our business or market capitalization declines, any of which could be caused by our failure to manage OptAim or other entities in which we have controlling investment, or to successfully integrate their operations with our other operations. Impairment charges could negatively affect our reported earnings and financial ratios in the periods of such charges and limit our ability to obtain financing in the future. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Estimates—Impairment Assessment of Goodwill” for more information.

If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, we may be unable to accurately report our financial results and the market price of our ADSs may be adversely affected.

As a public company in the United States, we are subject to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, which requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2018 and requires our auditor to attest to, and report on, the assessment made by our management.

Our management has concluded that our internal control over financial reporting was not effective as of December 31, 2021. We and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. These two material weaknesses identified relate to (1) the lack of sufficient accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements, and (2) the lack of an up-to-date manual of accounting policies and procedures to facilitate preparation of U.S. GAAP financial statements, which could result in adjustments to U.S. GAAP not identified in a timely and complete manner, causing material misstatements in the Company's financial reporting. To remediate these two weaknesses, we have adopted the following measures to improve our internal control over financial reporting:

•

We hired additional personnel with managerial positions in our finance department with an appropriate understanding of and work experience involving U.S. GAAP and SEC reporting requirements. We will continue to put effort in hiring additional personnel with an appropriate understanding of and work experience involving U.S. GAAP and SEC reporting requirements to ensure there are sufficient resources in the financial reporting functions.

•	Besides, we established clear roles and responsibilities for financial reporting and accounting personnel to address complex accounting and financial reporting issues.
•

Furthermore, we sponsored our existing financial reporting and accounting personnel to complete external courses relating to U.S. GAAP and SEC reporting such that the financial reporting and accounting personnel can earn the necessary credentials to be qualified as certified public accountants in the U.S.

•

We are also establishing an ongoing program to provide sufficient and additional appropriate training to our financial reporting and accounting staff, especially trainings related to U.S. GAAP and SEC financial reporting requirements. For instance, we continue to require our existing financial reporting and accounting personnel to regularly attend U.S. GAAP and SEC reporting requirement training and workshops hosted by external organizations at least on an annual basis.

•

In addition, we have formalized the procedures and controls regarding the financial reporting process and developed and implemented a comprehensive set of U.S. GAAP policies and standardized financial reporting procedures, including a manual of accounting policies and financial reporting checklists, to allow early detection, prevention and resolution of potential misstatements. However, we are in the process of hiring additional financial reporting and accounting personnel to timely update the manual of accounting policies, and properly prepare and review financial statements and related footnote /disclosures based on U.S. GAAP and SEC reporting requirements.

See “Item 15. Controls and Procedures.” We cannot assure you, however, that these measures may fully address these deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. In addition, our independent registered public accounting firm has issued an attestation report as of December 31, 2021. See “Item 15. Controls and Procedures— Attestation Report of the Independent Registered Public Accounting Firm.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. This could in turn result in the loss of investor confidence in the reliability of our financial statements. As a result of these, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. Furthermore, we have incurred and may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

Complaints, litigation, regulatory actions or other negative publicity that arise about the online marketing industry in general or our company in particular, including on the quality, effectiveness and reliability of marketing solutions, privacy and security practices, and online marketing content, even if inaccurate, could adversely affect our reputation and client confidence in, and the use of, our solutions. Harm to our reputation and client confidence can also arise for many other reasons, including employee misconduct, misconduct of our data and content distribution channel partners, data center providers or other counterparties, failure by these persons or entities to meet minimum quality standards or otherwise fulfill their contractual obligations or to comply with applicable laws and regulations. Additionally, negative publicity with respect to our data or content distribution channel partners could also affect our business and results of operation to the extent that we rely on these partners or if marketers or marketing agencies associate our company with such partners. For example, we collaborate with third-party data service providers who supplement our dataset. We maintain a strict vetting process before engaging with these third-party data service providers to ensure the integrity and quality of data they provided, but we cannot assure you that these providers have accessed and processed data in a proper and legal manners. Any non-compliance on their part may cause potential liabilities to us and disrupt our operations.

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

We intend to continue to make investments to support our business growth and may require additional funds, to respond to business challenges, including to better support and serve our clients and provide better terms for our clients to capture more market share, develop new features or enhance our platform and solutions, improve our operating and technology infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in public or private equity, equity-linked or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. Some of our credit agreements include a financial covenant that requires us to meet certain minimum monthly adjusted quick ratio and minimum quarterly EBITDA. As of December 31, 2021, we had violated certain financial covenants with respect to our bank borrowings extended by a bank, however, we have obtained the necessary waiver letter such that the bank would not demand immediate repayment. In addition, any debt financing that we secure in the future could involve additional restrictive covenants relating to our capital raising activities and other financial and operational matters, including the ability to pay dividends. These restrictions may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and respond to business challenges could be significantly impaired, and our business and prospects could be adversely affected.

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

Negative publicity about our KOLs may adversely affect our reputation, our business and our results of operations.

Our brand and reputation is perceived to be connected with the reputation of the KOLs we collaborate with. Therefore, our brand image and reputation could be harmed by negative publicity about the KOLs we collaborate with. Negative publicity about them could occur in many circumstances that are beyond our control. For example, the KOLs we collaborate with may post unlawful, false, offensive or controversial content on their social media pages, notwithstanding any terms of use of the social media platforms and our guidelines, which may result in negative comments and complaints or even cause their accounts to be closed by social media platforms. Although we have requested the KOLs we collaborate with to observe certain behavioral covenants and to refrain from conduct that is detrimental to our reputation and brand image, we cannot assure you that they will strictly follow those requirements. In addition, they may also receive negative publicity if they are involved in any illegal activities, scandals or rumors. Any of these negative publicity, regardless of veracity, could hurt our reputation and may result in costs incurred to offset such reputation damage and have a negative impact on our business, results of operations and financial condition.
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

Furthermore, the government of the United Kingdom held an in-or-out referendum on its membership in the European Union on June 23, 2016. The referendum resulted in a vote in favor of the exit of the United Kingdom from the European Union, or “Brexit.” On January 31, 2020, the United Kingdom ceased to be a member of the European Union. The effects of Brexit remain uncertain. Brexit could negatively impact the economies and market conditions of the European Union and/or worldwide, and could continue to contribute to instability in the global financial markets. To the extent we may seek to expand our business in the European market, the uncertainty surrounding the terms of the Brexit and its consequences could adversely impact our clients’ spending budget on our solutions, which could harm our results of operations. Furthermore, eruptions of regional tensions, such as the ongoing military conflict involving Ukraine and Russia, and the related sanctions against Russia have resulted in major economic shocks worldwide and substantial volatility across global financial markets. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States, China and Europe. The stock markets around the world have experienced extreme volatility, in reaction to the COVID-19 pandemic and governments’ responses thereto, including the recent rate reductions by the Federal Reserve. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global economy may reduce the demand for our solutions and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Risks Related to Our Corporate Structure

We are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China through (i) our PRC subsidiaries and (ii) VIE and its subsidiaries with which we have maintained contractual arrangements.

We are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIE and its subsidiaries with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in the VIE and its subsidiaries in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the validity and enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a group.

We rely on the contractual arrangements that establish the structure for certain of our operations in China.

Foreign ownership in advertising business used to be subject to certain restrictions under the PRC laws and regulations. For example, according to the Administrative Provisions on Foreign-Invested Advertising Enterprises, which were abolished in June 2015, foreign investors were required to meet several conditions in order to invest in PRC advertising business, such as a minimum number of years of advertising-related experience and an approval from the relevant PRC regulatory authority. OptAim, which we acquired in July 2015, is a Cayman Islands company and iClick Data Technology (Beijing) Limited, or iClick Beijing, its PRC subsidiary, is considered a foreign invested enterprise, or FIE. To comply with the then-effective PRC laws and regulations, including the Administrative Provisions on Foreign-Invested Advertising Enterprises, OptAim Beijing, later replaced by iClick Beijing entered into a set of contractual arrangements with OptAim Network and its shareholder. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with OptAim Network.” As a result of these contractual arrangements, we exert control over OptAim Network and its subsidiaries, and consolidate their operating results in our financial statements under U.S. GAAP.

After the abolishment of the foreign ownership restriction in advertising business, we had been transferring the advertising business previously operated by the VIE, OptAim Network, primarily consisting of our mobile marketing solution business, to our wholly-owned subsidiaries. As of December 31, 2018, our wholly-owned subsidiaries had replaced OptAim Network as contracting party for all our mobile marketing solution business. In November 2018, OptAim Network acquired Myhayo, a content distribution channel and a mobile content aggregator of articles and short videos in the PRC, which presents customized feeds to users via its mobile application. The mobile application operated by Myhayo allows users to earn points from their daily access, which could be used to redeem cash rewards. It is unclear whether Myhayo’s business model would render it a commercial operator of value-added telecommunication services under the relevant PRC laws, in which case Myhayo would be required to hold a value-added telecommunication license. In August 2019, Myhayo obtained the value-added telecommunication license that has a validity term of five years. See “—Risk Related to Our Business and Industry—If we fail to maintain or renew the value-added telecommunication license, or fail to obtain other requisite license, or approvals or filings in China, the business carried out by certain consolidated entity may be materially and adversely affected.” Current PRC laws and regulations impose certain restriction on foreign investment in value-added telecommunication services. See “—Regulations—Regulations on Foreign Direct Investment in Value-Added Telecommunications Companies.” As a result, we acquired Myhayo through OptAim Network, the VIE. In 2018, OptAim Network contributed 0.7% to our gross billing and 1.8% of our net revenues. In 2019, OptAim Network contributed 3.6% to our gross billing and 11.5% of our net revenues. In 2020, OptAim Network contributed 3.3% to our gross billing and 8.7% of our net revenues. In 2021,

OptAim Network contributed 3.0% to our gross billing and 7.8% of our net revenues. We conduct our operations in China through our PRC subsidiaries and the VIE and its subsidiaries, with which we maintained these contractual arrangements. Investors in our ordinary shares or the ADSs are not purchasing equity interest in the VIE in China but instead are purchasing equity interest in a Cayman Islands holding company with no equity ownership of the VIE.

Under the Measures on the Administration of Foreign-related Surveys, or the Foreign-related Surveys Measures, promulgated by the National Bureau of Statistics of China on October 13, 2004, no individual or organization may conduct any foreign-related survey without a license for foreign-related survey granted by the National Bureau of Statistics in China or its local counterparts.

Under the Catalogue for the Guidance of Foreign Investment Industries, or Foreign Investment Catalog, promulgated by the Ministry of Commerce and National Development and Reform Commission on June 28, 2017, only a domestic enterprise or a sino-foreign enterprise which meets the several requirements stipulated in the Foreign-related Surveys Measures can apply for a license for the foreign-related survey. On September 18, 2021, the Ministry of Commerce (“MOFCOM”) and the National Development and Reform Commission, or the NDRC, jointly promulgated the Special Administrative Measures (Negative List 2021) for Foreign Investment Access, or the Special Administrative Measures, which replaced the negative list attached to the Foreign Investment Catalog in 2020. Industries that are not listed in the Special Administrative Measures are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations. We do not believe our collection and use of multiple kinds of data from multiple sources in China to improve the cost-effectiveness of marketing campaigns for marketers in and outside China fall within the scope of “foreign-related survey” under the Foreign-related Survey Measures listed under the Special Administrative Measures. However, there are uncertainties under the PRC Laws whether such activities may be deemed as “foreign-related survey,” which would require a foreign-related survey license from the National Bureau of Statistics in China or its local counterparts. If the PRC regulatory authorities disagree with our interpretation of what would constitute foreign-related survey and enforcement practices on foreign-related survey licensing requirement or if we expand our business scope to engage in activities falling within the scope of foreign-related survey, we will need to continue to rely on iClick Data Technology (Beijing) Limited’s contractual arrangements with OptAim Network and its shareholder to conduct certain of our operations in China, including to transfer such operations to the VIE to the extent they are deemed foreign-related survey.

In the opinion of our PRC counsel, Jingtian & Gongcheng, our current ownership structure, the ownership structure of our PRC subsidiaries, our consolidated variable interest entity and its subsidiary, and the contractual arrangements among iClick Beijing, OptAim Network and the shareholder of OptAim Network are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Jingtian & Gongcheng has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

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

We rely on contractual arrangements with our variable interest entity and its shareholder for certain of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our variable interest entity, OptAim Network, and its shareholder for part of our online marketing business on mobile channels in China, as well as certain other complementary businesses, and to the extent our operations are deemed as foreign-related survey. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with OptAim Network.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entity and its subsidiary.

If we had direct ownership of OptAim Network and its subsidiaries, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of OptAim Network and its subsidiaries, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by OptAim Network and the shareholder of OptAim Network of his obligations under the contracts to exercise control over our consolidated variable interest entity and its subsidiaries. The shareholder of our consolidated variable interest entity may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with OptAim Network and its shareholder. In addition, if any third party claims any interest in such shareholder’s equity interests in OptAim Network, our ability to exercise shareholder’s rights or foreclose the share pledge according to the contractual arrangements may be impaired. Therefore, our contractual arrangements with our consolidated variable interest entity may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our variable interest entity or its shareholder to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If our consolidated variable interest entity or its shareholder fails to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholder of OptAim Network was to refuse to transfer their equity interest in OptAim Network to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholder’s equity interests in OptAim Network, our ability to exercise shareholder’s rights or foreclose the share pledge according to the contractual arrangements may be impaired.

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

The shareholder of our variable interest entity, may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The equity interests of OptAim Network are held by Mr. Jian Tang, who is our chairman of the board, chief executive officer and co-founder. His interest  may differ from the interests of our company as a whole. The shareholder may breach, or cause our consolidated variable interest entity to breach, or refuse to renew the existing contractual arrangements we have with his and our consolidated variable interest entity, which would have a material adverse effect on our ability to effectively control our consolidated variable interest entity and receive economic benefits from him. For example, the shareholder may be able to cause our agreements with OptAim Network to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of the shareholder will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between the shareholder and our company, except that we could exercise our purchase option under the third amended and restated exclusive option agreement with the shareholder to request him to transfer all of his equity interests in OptAim Network to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholder of OptAim Network, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entity owe additional taxes, which could negatively affect our results of operations and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our wholly-owned subsidiary iClick Beijing, our variable interest entity OptAim Network and the shareholder of OptAim Network were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust OptAim Network’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by OptAim Network for PRC tax purposes, which could in turn increase their tax liabilities without reducing iClick Beijing’s tax expenses. In addition, if iClick Beijing requests the shareholder of OptAim Network to transfer his equity interests in OptAim Network at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject iClick Beijing to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on OptAim Network for the adjusted but unpaid taxes according to the applicable regulations. Our results of operations could be materially and adversely affected if OptAim Network’s tax liabilities increase or if they are required to pay late payment fees and other penalties.

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

Our holding company in the Cayman Islands, VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with VIE and, consequently, the business, financial condition, and results of operations of VIE and our company as a group. If our contractual arrangements is considered a form of foreign investment, then we may be required to complete the MOC market entry clearance, and we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to obtain such clearance when required, VIE structure may be regarded as invalid and illegal. As a result, we would not be able to (i) continue our business in China through our contractual arrangements with the VIE and shareholder of the VIE, (ii) exert control over the VIE, (iii) receive the economic benefits of the VIE under such contractual arrangements, or (iv) consolidate the financial results of the VIE. Were this to occur, our results of operations and financial condition would be materially and adversely affected and the market price of our ADSs may decline. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

If we exercise the option to acquire equity ownership of OptAim Network, the ownership transfer may subject us to certain limitation and substantial costs.

Pursuant to the contractual arrangements, iClick Beijing has the exclusive right to purchase all or any part of the equity interests in OptAim Network from OptAim Network’s shareholder for a nominal price, unless the relevant government authorities or then applicable PRC laws request that a minimum price amount be used as the purchase price, in such case the purchase price shall be the lowest amount under such request. The shareholder of OptAim Network will be subject to PRC individual income tax on the difference between the equity transfer price and the then current registered capital of our consolidated variable interest entity. Additionally, if such a transfer takes place, the competent tax authority may require iClick Beijing to pay enterprise income tax for ownership transfer income with reference to the market value, in which case the amount of tax could be substantial.

Risks Related to Doing Business in China

Uncertainties in China’s legal system, including the interpretation and enforcement of PRC laws and regulations, could limit the legal protections available to us.

It is especially difficult for us to accurately predict the potential impact to us of new legal requirements in China because the PRC legal system is based on written statutes. Unlike common law legal systems, prior court decisions may be cited for reference but have limited precedential value. The PRC legal system evolves rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Furthermore, rules and regulations in China can change quickly with little advance notice. Recently, Chinese regulators have announced regulatory actions aimed at providing the Chinese government with greater oversight over certain sectors of China’s economy, including the for-profit education sector and technology platforms that have a quantitatively significant number of users located in China. Although the online marketing technology industry does not appear to be the focus of these regulatory actions, we cannot guarantee that the Chinese government will not in the future take regulatory actions that materially adversely affect the business environment and financial markets in China as they relate to us, our ability to operate our business, our liquidity and our access to capital. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations. Litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiaries and VIE and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

PRC government has significant oversight over and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers like us. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China for the past decades. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capital outside China, which could adversely affect our business operations and cause the value of our securities to significantly decline or become worthless.

As our primary business is conducted in China, we are exposed to legal and other risks associated with our operations in China. The PRC government has significant authority to exert influence on the ability of a company with operations in China, including us, to conduct its business, and may exert substantial intervention and influence over the manner our operations. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas or foreign investment in companies having operations in China, including us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews and new laws and regulations related to data security, and expanding the efforts in anti-monopoly enforcement. While we do not believe that these regulatory changes would have any material impact on us, we cannot guarantee that the authorities will agree with us or will not promulgate new regulations that restrict our business operations or access to capital.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

Cybersecurity and data privacy and security issues are legislative and regulatory focus in China. On July 30, 2021, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. This regulation requires, among others, certain competent authorities to identify critical information infrastructures. If any critical information infrastructure is identified, the relevant authorities shall promptly notify the relevant operator and the Ministry of Public Security. The CAC and a number of other departments under the State Council promulgated the Measures for Cybersecurity Review on December 28, 2021, which became effective on February 15, 2022. According to this regulation, critical information infrastructure operators purchasing network products and services and network platform operators carrying out data processing activities, which affect or may affect national security, are required to conduct cybersecurity review. As advised by our PRC counsel, Jingtian & Gongcheng, we believe that we do not need to apply for cybersecurity reviews under the current regulatory regime, because we have not received any notice or determination from competent PRC government authorities identifying us as a critical information infrastructure operator as of the date of this annual report. However, we cannot rule out the possibility that the competent PRC government authorities will not initiate cybersecurity reviews on us in the future. As of the date hereof, we have not been involved in any investigations on cybersecurity review made by the CAC, and we have not received any inquiry, notice, warning, or sanctions in such respect. However, as these are new regulations that are evolving, there remains uncertainties as to how they will be interpreted or implemented in the context of an overseas offering.

We may be subject to PRC laws relating to the collection, use, sharing, retention security, and transfer of confidential and private information, such as personal information and other data. These PRC laws apply not only to third-party transactions, but also to transfers of information between us and our wholly foreign-owned enterprises in China, and other parties with which we have commercial relations. For example, on September 1, 2021, the PRC Data Security Law became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. In addition, the Standing Committee of PRC National People’s Congress promulgated the Personal Information Protection Law (the “PIPL”) on August 20, 2021, which took effect on November 1, 2021. The PIPL further emphasizes processors’ obligations and responsibilities for personal information protection and sets out the basic rules for processing personal information and the rules for cross-border transfer of personal information. As of the date hereof, we have not been involved in any investigations on data security or privacy compliance issues in connection with the PRC Data Security Law or the PIPL, and we have not received any inquiry, notice, warning, or sanctions in such respect. In addition, we do not expect to have significant data security or privacy issues given that the nature of our business does not involving collecting and use of vast personal data. However, we cannot guarantee that the regulators will agree with us or will not in the future adopt new regulations that restrict our business operations.

On December 24, 2021, the CSRC published consultation drafts on the State Council Regulations on the Overseas Issuance and Listing of Securities by Domestic Enterprises and the Filing Management Rules on the Overseas Issuance and Listing of Securities by Domestic Enterprises. These regulations apply to various types of overseas equity offerings and listings, including secondary or dual primary listings, listing through special purchase acquisition companies, issuance of equity incentive awards, issuance of equity securities or securities convertible into or exchangeable for equity securities. Issuers conducting these transactions will need to make filings with the CSRC. According to the CSRC's answer to reporters’ questions on the two drafts on December 24, 2021, the regulations will adhere to the principle of non-retroactivity of laws, and will go through the filing procedures as required for companies planning to go public and overseas listed companies that have refinancing activities; The filing of listed companies will be arranged separately, and a sufficient transition period will be given. Since these are drafts, it is unclear the extent the CSRC will conduct review of our future overseas equity offerings or listings. Separately, one of the preconditions for the CSRC filings is for the issuers complete the cybersecurity review by the CAC to the extent applicable. While we do not believe that, given the nature of our business, we will be required to conduct cybersecurity review, we cannot assure you that the relevant authorities including the CAC will agree with us. In addition, these new regulations and their future developments could potentially complicate our future equity offerings and require us to incur significant compliance costs.

In addition, on February 7, 2021, the Anti-monopoly Committee of the State Council published the Guideline on Anti-monopoly of Platform Economy Sector, or the Guideline, which became effective on the same day, aiming at enhancing anti-monopoly administration on businesses that operate under the platform model and the overall platform economy. The Guideline intends to regulate abuse of a dominant position and other anticompetitive practices by online platform operators and the related merchants and service providers on online platforms, i.e. unfairly locking in exclusive agreements with merchants and targeting specific customers with unreasonable big-data driven tailored pricing through their online behavior to eliminate or limit market competition. As of the date of this document, we have not been subject to any regulatory actions or investigations in connection with anti-monopoly. However, as the Guideline is newly enacted, there remains uncertainties as to how the Guideline will be implemented, and we cannot assure you that the governmental authorities will not take an opposite opinion. Any failure or perceived failure by us to comply with the Guideline and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

Since these statements and regulatory actions are new, and some regulations are still at the stage of consultation for comments, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operation, our ability to accept foreign investments and listing on a U.S. or other foreign exchanges. PRC laws and their interpretations and enforcement continue to develop and are subject to change, and the PRC government may adopt other rules and restrictions in the future.

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

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures that focus on taking into account market forces to effect economic reform aimed at reducing the state ownership of productive assets and the establishing improved corporate governance in business enterprises, a substantial portion of China’s productive assets are still owned by the government. In addition, the PRC government continues to play a significant role in regulating development through industrial, economic and business policies. The PRC government also exercises significant control over China’s economic growth through its allocation of resources, control of payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment for particular industries or companies. The PRC government also exercises significant control over China’s economic growth through its allocation of resources, control of payment of foreign currency-denominated obligations, monetary policy, and preferential treatment for particular industries or companies. Any such action, once taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer ADSs and ordinary shares to our investors, and could cause the value of our ADSs and ordinary shares to significantly decline or become worthless.

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

In recent years, political tensions between the United States and China have escalated due to factors including the COVID-19 outbreak and related issues, China’s enactment of national security legislation for Hong Kong, the United States’ enactment of the Hong Kong Autonomy Act, U.S. sanctions imposed on certain Chinese and Hong Kong officials, the U.S. executive order of November 2020 prohibiting U.S. persons from buying securities of certain “Chinese Military-Industrial Complex Companies”, the United States’ imposition of import bans on certain companies and products based on “forced labor” allegations, a January 2021 U.S. executive order authorizing restrictions on dealings with persons who develop or control certain China-connected software applications companies, and United States’ imposition of licensing requirement for exports or transfers of items on lists of controlled items maintained by the U.S. government. We could also be affected by U.S. actions targeting specific Chinese companies we do business with, such as the August 2020 U.S. executive orders prohibiting certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and their respective subsidiaries. China has responded to some of the U.S. actions listed above in actions generally perceived as retaliations, including imposing sanctions on certain U.S. officials and lawmakers, the adoption of China’s Unreliable Entity List, and China’ s tightening of export rules for sensitive technology under its Export Control Law, which came into effect in December 2020.

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

In addition, the SEC has issued statements primarily focused on companies with significant China-based operations, such as us. For example, on July 30, 2021, Gary Gensler, Chairman of the SEC, issued a Statement on Investor Protection Related to Recent Developments in China, pursuant to which Chairman Gensler stated that he has asked the SEC staff to engage in targeted additional reviews of filings for companies with significant China-based operations. The statement also addressed risks inherent in companies with VIE structures. It is possible that our periodic reports and other filings with the SEC may be subject to enhanced review by the SEC and this additional scrutiny could affect our ability to effectively raise capital in the United States. Consistent with that directive, on December 20, 2021, the SEC posted an illustrative letter containing sample comments to companies with the majority of their operations in the PRC or Hong Kong. The statement and sample comment letter also addressed risks inherent in companies with a variable interest entity, or a VIE, structure, which are used by some companies in China that operate in sectors that are subject to foreign ownership limitations. In response to the SEC’s July 30 statement, the CSRC announced on August 1, 2021, that the CSRC will continue to collaborate “closely with different stakeholders including investors, companies, and relevant authorities to further promote transparency and certainty of policies and implementing measures.” There is no assurance that the tension between the two nations will ease soon. If any new legislation, executive orders, tariffs, laws and/or regulations are implemented, if existing trade agreements are renegotiated or if the U.S. or Chinese governments take retaliatory actions due to the U.S.-China tension, such changes could have an adverse effect on our business, financial condition and results of operations, our ability to raise capital and the price of our ADSs.

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

We estimate that a 10% depreciation of the Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2019 would result in a decrease of US$19.6 million and US$15.9 million in our net revenues and cost of revenues in 2019, respectively; and a 10% depreciation of the Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2020 would result in a decrease of US$22.7 million and US$18.7 million in our net revenues and cost of revenues in 2020, respectively; and a 10% depreciation of the Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2021 would result in a decrease of US$29.4 million and US$24.8 million in our net revenues and cost of revenues in 2021, respectively.

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

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting

Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

Proceedings instituted by the SEC against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms in China, including our independent PCAOB-registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain other PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the initial administrative law judge presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.

On February 6, 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and to audit US-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be affected. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to our delisting from the Nasdaq Global Market, deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

In the event that the SEC restarts the administrative proceedings described above, depending upon the final outcome, listed companies in the United States with major China-based operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to be not in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Risks Related to Our American Depositary Shares

The market price for our ADSs may be volatile.

Since our ADSs became listed on NASDAQ Global Market on December 21, 2017, the trading price of our ADSs has ranged from US$0.77 to US$19.10 per ADS. The trading prices of our ADSs are volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. Furthermore, as a result of the narrow band of our ADSs publicly available for trading, small trades can cause significant percentage changes in valuation in a short time period. Such volatility may affect the attitude of investors towards our securities, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of our ADSs.

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

•	announcements of studies and reports relating to the quality of our solutions and service offerings or those of our competitors;
•	changes in the economic performance or market valuations of other providers of marketing solutions;
•	actual or anticipated fluctuations in our quarterly results of operations and changes in or revisions to our expected results;
•	changes in financial estimates by securities research analysts;
•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions to or departures of our senior management;
•	detrimental negative publicity about us, our management or our industry;
•	fluctuations of exchange rates between Renminbi and the U.S. dollar;
•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;
•	sales or perceived potential sales of additional ordinary shares or ADSs;
•	any share repurchase program; and
•	potential litigation or regulatory investing actions.

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

In addition, the stock market in general, and the market prices for internet-related companies and companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative publicity of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis, the ensuing economic recessions and deterioration in the credit market in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

Our ADSs may not comply with the minimum listing requirements of the NASDAQ.

Our ADSs are currently listed on the NASDAQ Global Market. In order to maintain listing on the NASDAQ, we must satisfy minimum financial and other continued listing requirements and standards, including maintaining a minimum average closing price of $1.00 per ADS over a period of 30 consecutive business days. As of the date of this annual report, we have not received a notice from the NASDAQ notifying that we are currently not in compliance with the minimum bid price requirement. However, if we were not able to maintain compliance with this requirement or any other applicable listing standard of the NASDAQ, our ADSs would be subject to delisting. In the event that our ADSs are delisted from the NASDAQ and are not eligible for quotation or listing on another market or exchange, trading of our ADSs could be conducted only in the over-the-counter market established for unlisted securities such as OTC markets. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for our ADSs, which could cause the price of our ADSs to decline further. As a result, our ability to obtain adequate financing for the continuation of our operations would be substantially impaired, which could have a material adverse effect on our financial condition and results of operations.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the trading price of the ADSs and could diminish our cash reserves.

We announced share repurchase programs in November 2018 (the “2018 Share Repurchase Program”), January 2020 (the “January 2020 Share Repurchase Program”), December 2020 (the “December 2020 Share Repurchase Program”), and December 2021 (the “December 2021 Share Repurchase Program”) to purchase up to US$10 million, US$10 million, US$15 million, and US$20 million of the ADSs respectively. In August 2021, we upsized the “December 2020 Share Purchase Program” by US$10 million to US$25 million. Although our board of directors has authorized these programs, we are not obligated to purchase any specific dollar amount or to acquire any specific number of shares. We expect to effect the proposed share repurchase on the open market at prevailing market prices, in negotiated transactions off the market, and/or in other legally permissible means from time to time as market conditions warrant in compliance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, at times and in such amounts as we deem appropriate. As of December 31, 2021, we repurchased approximately US$21 million of the ADSs under the share repurchase programs. Our share repurchase program could affect the price of the ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of the ADSs. For example, the existence of a share repurchase program could cause the price of the ADSs to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for the ADSs. Additionally, our share repurchase program could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities. There can be no assurance that any share repurchases will enhance shareholder value because the market price of the ADSs or our ordinary shares may decline below the levels at which we determine to repurchase the ADSs or our ordinary shares. Although our share repurchase program is intended to enhance long-term shareholder value, there is no assurance that it will do so and short-term share price fluctuations could reduce the program’s effectiveness.

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

As of the date of this annual report, Mr. Sammy Hsieh, our director and co-founder, Mr. Jian Tang, our chairman of the board, chief executive officer and co-founder, beneficially own an aggregate of 4,385,078 Class B ordinary shares. Due to the disparate voting powers associated with our dual-class share structure, Mr. Hsieh and Mr. Tang, collectively beneficially owned approximately 61.4% of the aggregate voting power of our company as of March 31, 2022. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” In January 2021, we issued 649,349 Class B ordinary shares to Baozun Inc., or Baozun. In addition, Baozun entered into a share purchase agreement with an existing shareholder of us, pursuant to which Baozun purchased from such existing iClick shareholder 2,471,468 ADSs. After the closing of the above transactions, Baozun beneficially owned approximately 4% of our total outstanding shares, representing approximately 10% of our total voting equity. As a result of the dual-class share structure and the concentration of ownership, Mr. Hsieh, Mr. Tang and Baozun will have considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our directors, officers and principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Our directors and officers collectively owned an aggregate of 61.5% of the total voting power of our outstanding ordinary shares as of March 31,2022. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result, they have substantial influence over our business, including significant corporate actions such as change of directors, mergers, change of control transactions and other significant corporate actions.

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

Under our 2018 Plan, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the plan is 2,398,137. As of March 31, 2022, options to purchase 288,973 Class A ordinary shares were outstanding under our 2018 Plan, and they were vested and unexercised options.

On September 22, 2018, August 31, 2020, February 26, 2021 and December 31, 2021, our board of directors approved an increase of 1,500,000 Class A ordinary shares,1,000,000 Class A ordinary shares, 1,000,000 Class A ordinary shares, and 1,500,000 Class A ordinary shares, respectively, to the award pool under the Post-IPO Plan. As a result, the maximum number of ordinary shares which may be issued pursuant to all awards under the Post-IPO Plan will initially be 6,000,000 Class A ordinary shares, plus an annual increase on the first day of each of our fiscal year during the term of the Post-IPO Plan commencing with the fiscal year beginning January 1, 2018, by an amount equal to the least of (i) 0.5% of the total number of Class A ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 150,000 Class A ordinary shares or (iii) such number of Class A ordinary shares as may be determined by our board of directors. As of March 31, 2022, the award pool under the Post-IPO Plan is 6,641,374 Class A ordinary shares. As of March 31,2022, 697,397 Class A ordinary shares are outstanding under our Post-IPO Plan, representing the shares underlying the unvested 697,397 restricted Class A ordinary shares units.

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

We are an exempted limited liability company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

In addition, on December 9, 2019, we issued warrants to purchase up to 4,651,162 ADSs (“Warrants”) to an external consultant in exchange for its financial advisory services in our successful issuance of the convertible notes issued in November 2019. The exercise period of the Warrants commenced on December 16, 2020 at an exercise price of US$4.3 per ADS and will expire on December 16, 2022. We cannot assure you the timing and amount that our external consultant would exercise the Warrants, which may dilute your holdings. Further, the exercise of the Warrants could increase the volatility of the trading price of our ADSs.

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

We have incurred increased costs as a result of being a public company, and our compliance costs may continue to increase in the future.

We have incurred additional legal, accounting and other expenses as a public reporting company. For example, we are required to comply with additional requirements of the rules and regulations of the SEC and requirements of the NASDAQ Global Market, including applicable corporate governance practices. In addition,  we are required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We also expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

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

A non-U.S. corporation will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of its gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). We expect to derive sufficient active revenues and to have sufficient active assets, so that we will not be classified as a PFIC for the current taxable year or in the foreseeable future. However, because the PFIC tests must be applied each year, and the composition of our income and assets and value of our assets (which may be determined by reference to the market value of our ADSs) may change, and because the treatment of VIE for U.S. federal income tax purposes is not entirely clear, it is possible that we may become a PFIC in the current or a future year.

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

In November 2018, we acquired Myhayo, a content distribution channel and a mobile content aggregator of articles and short videos in the PRC, which presents customized feeds to users via its mobile application. The acquisition may further increase our market shares in the PRC online marketing segment, particularly in relation to mobile platform.

In January 2019, we made a controlling investment in Changyi, a leading independent software vendor based in Shanghai which provides intelligent retail and CRM solutions, through which we expect to further enhance our data-driven enterprise solutions business. In October 2020 and December 2020, we further increased our equity stake in Changyi. In March 2022, we entered into an agreement to acquire the remaining equity interest in Changyi.

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

In July 2021, we completed the acquisition of Parllay, a leading personalized marketing platform with deep expertise in WeChat-based CRM, e-commerce and marketing SaaS solutions in China. We anticipate that the utilization of Parllay's rich expertise will further enhance our product offerings, enlarge our potential clients base, and accelerate sales of our enterprise solutions.

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

We are a leading enterprise and marketing cloud Platform in China. We offer a consumer full lifecycle solution that addresses our clients’ needs from traffic acquisition, customer relations management and business decisions optimization driven by data analytics in today’s smart retail era. With our industry-leading marketing solutions as our entry point, we support enterprises on digital operations to drive customer retention and loyalty and growing customer lifetime value with our intelligent data enterprise solutions.

Our marketing solutions serve as an integrated cross-channel gateway that provides marketers with innovative and cost-effective ways to optimize their online advertising efforts throughout their marketing cycle and achieve their branding and performance-based advertising goals. Our integrated data-driven marketing solutions help marketers engage and activate potential customers, monitor and measure the results of marketing campaigns, and create content catering to potential customers across different content distribution channels through both PC and mobile devices. Our marketing solutions appeal to marketers by offering omni-channel reach to the Chinese audience. We provide our clients with one-stop access to a wide variety of cross-channel content distribution opportunities, including those from leading online publishers in China. We work closely with our content distribution partners to facilitate innovative and effective audience engagement.

Leveraging our data analytics and experience and expertise in online marketing, we launched our SaaS-based enterprise solutions in May 2018. We keep enriching our data-driven enterprise solutions with technological innovation, and currently it is developed in the form of “SaaS + X” model. This model is supported by (i) self-developed software or Tencent cloud and leverage Tencent’s proprietary API connection and mini programs in Tencent’s WeChat ecosystem, (ii) our operational services for enterprises’ digitalization. Through the enterprise solutions, we are able to foster deeper relationship with clients beyond online marketing. As an increasing number of clients adopt our enterprise solutions, we expect to be able to continue to enhance the quantity, quality, and diversity of our data assets and refine our product and service offerings to improve customer experience. Our ability to develop tailored enterprise solutions to our key account clients foster strong relationships with them.

Our solutions are enabled and supported by our extensive data set, sophisticated data analytics capabilities and cutting-edge technologies. We collect data from a wide variety of channels, including through our proprietary tracking tools, from our marketers, publishers and ad exchanges when managing marketing campaigns, and to a lesser extent, from third-party strategic partners. From our large volume of unstructured data, we construct context-rich user profiles, utilizing our proprietary audience profiling and segmentation technologies. These user profiles, which are updated and refined on a continuous basis, typically include information on a user’s attributes, such as his or her demographics, geographic location, device preference, spending history, personal interests and other online or offline behavioral patterns. As of March 31, 2022, we had analyzed approximately 1,364.6 million active profiled users or devices in terms of number of cookies that we place through internet browsers. Leveraging our sophisticated automation and deep learning technologies, we continually refine our big data analytics and update our user profiles to address the evolving needs of our clients, optimize the effectiveness of our solutions, and increase our operational efficiency while ensuring the stability of our data and platform as we scale up operations.

We take a flexible approach to delivering our solutions in order to cater to the preferences and levels of internal resources and expertise of our clients. Our clients may choose to access our solutions through (i) self-service, under which they have the flexibility to utilize our solutions “a la carte” to complement their existing marketing resources, including through our software, under which they can use personalized, extensive and secured systems with various functions for advertising, data operation and social retail, and (ii) managed service, under which our account management team provides in-depth services utilizing our solutions that suit the clients’ specified objectives and budgets on marketing and digital operation.

The success of our solutions is evidenced by our strong, diverse and recurring client base from a broad range of industry verticals, including but not limited to entertainment and media, E-commerce, travel and hospitality, automobile and petroleum, and banking and finance. Our clients primarily include large enterprises, from different geographic regions in and outside China, including approximately 300 multinational companies in 2021.

For our marketing solutions, we generate revenues primarily from clients’ marketing spend through our platform as they utilize our solutions in cost-plus and specified action marketing campaigns, and to a less extent from incentives granted by the publisher under our sales agency arrangement. In 2019, 2020 and 2021, our revenue from marketing solutions amounted to US$189.0 million, US$225.9 million and US$242.6 million, respectively.

For our enterprise solutions, we generate revenue primarily from the upfront, on-going subscription and service fees our clients pay. We saw significant growth in revenue from enterprise solutions from US$28.9 million in 2020 to US$65.1 million in 2021.

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

Through our suite of end-to-end solutions, enabled and supported by our extensive data set, sophisticated data analytics capabilities and cutting-edge technologies, we deliver highly integrated customer experience and address clients’ needs to:

•	identify their potential customers;
•	engage and activate potential customers;
•	monitor and measure the results of online marketing campaigns;
•	create content catering to their potential customers;
•	build and operate personalized storefronts on social media platforms;
•	develop SaaS-based tools;
•	provide operational services and support;
•	utilize data analytics to advise business decisions; and
•	marketing automation

Enterprise Solutions

Leveraging our data analytics expertise and experience in online marketing, we have launched our enterprise solutions from May 2018 to help clients collect information from different consumer touchpoints, and integrate them into a single data management platform to drive sales and marketing decisions. Our enterprise solutions were initially established on WeChat, a widely used social platform in China that is owned and operated by Tencent Holdings Limited. We also further enrich and diversify our offering through self-developed software and provide operational services for digitalization on other third-party platforms, resulted in our “SaaS+X” model.

The “SaaS+X” component in our enterprise solutions include (i) data analytics SaaS tools and services; (ii) intelligent enterprise CRM SaaS tools and services; (iii) establishment and operation of client private domains; iv) smart retail tools and services. We continue to broaden our data sources, develop and upgrade SaaS modules and enhance the data functionality of these products so as to help clients better in business digitalization.

iAudience

iAudience is our market intelligence platform empowered by our proprietary data and cutting-edge marketing technology, to provide real-time insights of the target audiences and competitive landscapes in China, that allows enterprises to explore potential market opportunities and drive long-term business growth. Our clients can uncover target audiences by simply typing in a list of keywords, such as brand names, products of interest or competitors brand names and products, and iAudience will automatically suggest other keywords usually associated with, or used in, the relevant contexts, and then search our database of user profiles to identify the most relevant user profiles to target. In addition, iAudience’s market module provides 53 pre-defined market segments’ audience plans including travel, education, finance, automobile, real estate and more, with key analysis metrics to streamline the audience identification process for marketers in these industries, who can identify their desired user profiles and compare two market segments in just one click.

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

iNsights 2.0

In February 2022, we released iNsights 2.0, our upgraded all-in-one marketing analytics platform, that extends our intelligent data analytics coverage from sole Web to both Web and WeChat Mini program ecosystem, enabling global brands gain unparalleled insights and achieve more effective data-driven marketing and smarter business decisions. Utilizing full-data analytics to produce key metrics, dimensions, reliable and accurate insights, iNsights 2.0 helps clients analyze their campaign performance to refine campaign strategies and guide future campaign planning. Through a user-friendly tracking functions, it not only helps brands create and track events and provide custom analysis for specific metrics to generate insights on campaign performance, such as most-clicked banners or most-engaged with gaming campaign, but also provides customized traffic source tracking paths, as well as custom QR codes for both online and offline campaigns and tailored segmentation capabilities for re-marketing campaigns.  Furthermore, combining with iSuite products including iAccess, iNsights 2.0 forms a one-stop MarTech solution that optimizes cross-channel marketing campaigns and transforms data into actionable insights that allow brands to adopt precise remarketing strategies and retarget high-value customers. To summarize, iNsights 2.0 provides marketers with in-depth analyses, including:

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

•

E-commerce analysis—Analysis of e-commerce performance in metrics such as total sales, order amount, conversion rate to measure business growth and product performance including product views, individual product sales growth to facilitate product development and promotion strategies.

Below is a sample interface for our iNsights 2.0 solution.

We also launched new data enterprise solutions including iParllay and iSCRM which utilize our SaaS capabilities to enrich our service offerings.

iParllay

iParllay is our social commerce platform leveraging our customer management and marketing automation capabilities. It provides various solutions, including:

•

Integrate online-to-offline customer touch points, covering advertising, website, livestreaming, meeting, WeChat articles, social referral campaigns to draw high quality leads and build strong customer database;

•	Unify sales leads from multiple channels, track customers’ lifestyle and nurture sales leads with marketing automation through well-organized enterprise customer database;
•

Offer professional marketing services for business growth such as private domain traffic operation, KOL and social group marketing, social marketing campaigns, search engine optimization (“SEO”), search engine marketing (“SEM”) and more.

iSCRM

iSCRM is our WeChat social customer relationship management (“SCRM”) that provides enterprises with WeChat private traffic management and operation. Our one-stop data management SaaS platform provides full-funnel services along the consumer journey by integrating online and offline sales, leveraging the power of Tencent ecosystem, providing mini-program development and operation, advertising, social customer relationship management and social communities. We offer three major integrated systems including WeCom SCRM, WeChat Mini-program and business intelligence with capabilities of precise private traffic data-driven marketing strategies, social community management, cross-channel online store operation and O2O marketing.

In addition to data enterprise solutions, we also offer a suite of intelligent enterprise solutions. For example, we have built up tailored mini programs or mini program stores based on WeChat to fulfill specific requirements of our clients. The mini programs or mini program stores offer our clients not only a WeChat-based e-commerce marketplace but also an interface for them to directly engage with their consumers. We have also established a consumer data platform, or CDP, to address some legacy data silo issues our clients face in China. Our CDP facilitates AI-driven personalized marketing campaigns and drives precise and real-time retail and sales decisions such as store expansions, product selection and offerings to targeted customer segments, as well as personalized customer services. For example, it provides location-based services to target potential customers within 5km of a client’s physical store, attracting more traffic and enabling other marketing triggers.

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

Our Data and Data Analytics Capabilities and Technologies

Our Data Assets

Our data assets are the backbone of our solutions and data analytics capabilities. We had analyzed approximately 1,364.6 million active profiled users or devices in terms of number of cookies that we place through internet browsers in China as of March 31, 2022. According to the China Internet Network Information Center, there were 1,032 million internet users in China as of December 31, 2021 and the number of mobile internet users in China had reached 1,029 million up to December 31, 2021.

We collect data from a variety of channels, including through our proprietary tracking tools, from our marketers, publishers and ad exchanges when managing marketing campaigns, and to a lesser extent, from third-party strategic partners. We track data with our proprietary toolbars and software development kits installed on apps and websites. The data that we have tracked are complemented by, and blended with, marketing campaign performance data from marketers, publishers and ad exchanges. To a lesser extent, we collect data from selected third-party data partners, including major internet companies in China and financial institutions, through our data collaboration arrangement with them. Our data assets primarily include users’ intent, interest, online transactional, social data and demographic data, as well as campaign performance data.

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

We distill structured variables from large volume of unstructured data to construct context-rich user profiles. As of March 31, 2022, we analyzed approximately 1,364.6 million active profiled users or devices in terms of number of cookies that we place through internet browsers. We “pre-package” our user profiles into audience groups that can be utilized by specific industry verticals for precise targeting. Data involving our user profiles and audience groups are continuously fed into our content distribution opportunity matching process, enabling marketers to make cost-efficient decisions on real-time audience engagement opportunities and continuously optimize these decisions to access and activate their target audience through different channels.

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

Our Content Distribution Channels and Social Medial Platform Partners

For our marketing solutions, we provide marketers with one-stop access to a wide variety of cross-channel content distribution opportunities in China through our deep relationship with content distribution channel partners, which primarily include mobile and online publishers, major search engines and ad exchanges. For example, we purchase or promote content distribution opportunities on content distribution channels, including premium channels such as Tencent, Baidu, Google and Alibaba. Media cost for content distribution opportunities on Tencent, Baidu, Google and Alibaba channels in aggregate accounted for  87.4%, 75.9% and 55.5% of our media costs in 2019 , 2020 and 2021, respectively. Media cost for content distribution opportunities on our largest and second largest channel partners accounted for 53.1% and 12.2% of our media cost in 2021, respectively.

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

Our Clients

We sell our solutions primarily by entering into sales contracts with marketers, marketing agencies or other merchants. We enter into marketing campaign contracts with marketers and marketing agencies for our marketing solutions and service contracts with merchants, many of who are also our marketers for our enterprise solutions. We treat entities which enter into sales contracts with us and incur spending during the relevant period as our clients. Therefore, we count specific sub-brands or divisions within the same brand or holding company as distinct clients so long as we have signed campaign contracts with different entities. On the other hand, even though multiple sales contracts may be involved, we only record one single client if those contracts with us are signed by the same entity. For our marketing solutions, our clients include both marketers who have direct contractual relationships with us, or direct marketer clients, and marketing agency clients. Our “end marketers,” or “marketers” comprise marketers we serve, either directly or through marketing agencies, regardless if they have direct contractual relationship with us. In 2021, we had 3,442 marketers, including 1,838 marketers represented by our marketing agency clients.

Our marketers span a diverse array of industry segments, with gaming, entertainment and media, personal care and beauty, e-commerce, education & training, and automobile and petroleum being among the top five in terms of gross billing contribution in 2021. They also feature companies of different sizes, including approximately 300 multinational companies in 2021. Our marketers come from a variety of regions, with headquarters in Europe, North America, or Asia. In determining the geographic classification of revenue, we look at the geographic location of our subsidiaries or the VIE and its subsidiaries which executed the marketing campaign contract. Our subsidiaries or VIE and its subsidiaries in China generally are our signing entities for marketing campaign contracts with clients which are based in China. Our Singapore subsidiary generally is our signing entity for marketing campaign contracts with clients based in Southeast Asia. Our Hong Kong subsidiaries generally are our signing entities for marketing campaign contracts with other clients.

Our gross billing per client decreased by US$23,989, or 7.4%, from US$324,439 in 2019 to US$300,450 in 2020, increased by US$28,420, or 9%, from US$300,450 in 2020 to US$328,870 in 2021. Relatedly, the total number of clients that we served increased by 14.2% from 1,975 in 2019 to 2,256 in 2020, and increased by 7% from 2,256 in 2020 to 2,423 in 2021, primarily attributable to our increased ability to cater to the growing market demand especially from specified action marketing campaigns.

In 2019, 2020 and 2021, we did not derive over 10% of our net revenues from a marketer.

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

Supporting our sales and business development team are our account managers under our operational support team, who help maintain and grow the accounts of our clients. While our intuitive user interfaces are designed to enable clients to easily deploy and utilize our solutions themselves with minimal customer support, we make online and telephonic helpdesk facilities available and provide onsite engineering support to clients and also assign account managers for our direct marketer clients and some of our marketing agency clients. Our account mangers provide consultative services on the use of our solutions, and in addition, for our managed service clients, more in-depth servicing on campaign planning, execution and result measurement and analysis. As of December 31, 2021, we had 550 employees for sales, business development and account management.

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

As of December 31, 2021, we had two patents and 141 computer software copyrights in China, and 33 registered trademarks in China, Hong Kong and Singapore.

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

In addition, independent online marketing technology platforms face competitive pressure from large and well-established internet companies, such as Alibaba, Baidu, Tencent and Google, which have established stronger and broader presence across the online marketing ecosystem and have significantly more financial, marketing and other resources, more extensive client base and broader supplier relationship, and longer operating histories and greater brand recognition than we do. While we believe that we do not directly compete with these large and well-established internet companies for marketing spend as we promote their content distribution opportunities or purchase their content distribution opportunities in the ordinary course of our business in connection with our execution of marketing campaigns, and these companies generally do not provide integrated marketing solutions the way we do, they are major players in the online marketing technology industry as they provide online marketing technology and offer services and solutions that help marketers achieve one or more aspects of their marketing goals in one or more phases of their online marketing cycle. In addition, these large and well-established companies control content distribution channels and would directly compete with us should we vertically expand our business to own or operate content distribution channels in the future.

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

Furthermore, the Guidance Catalog of Industries for Foreign Investment, or the Foreign Investment Catalog, the latest version of which was promulgated jointly by MOFCOM and the National Development and Reform Commission, or the NDRC, on June 28, 2017 and became effective on July 28, 2017, classifies businesses into three categories with regard to foreign investment:(i) “encouraged,” (ii) “restricted,” and (iii) “prohibited.” The latter two categories are included in the negative list (Negative List, which was most recently amended on December 27, 2021), which was first introduced into the Foreign Investment Catalog in 2017, and listed, in a unified manner, the restrictive measures for the entry of foreign investment. Industries that are not listed in the Foreign Investment Catalog or the Special Administrative Measures are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations. Our business falls under value-added telecommunications services, which are listed under the Special Administrative Measures.

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

Regulations on Internet Content Providers

The Administrative Measures on Internet Information Services, or the Internet Content Measures, which was promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, set out guidelines on the provision of internet information services. The Internet Content Measures specifies that internet information services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are required to be examined, approved and regulated by the relevant authorities. The Internet Content Measures specifies a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. Internet information providers that violate such prohibition may face criminal charges or administrative sanctions. If any prohibited content is found, they must remove the content immediately, keep a record of such content and report to the relevant authorities. In accordance with Provisions on the Governance of Network Information Content Ecology promulgated by the CAC on December 15, 2019, which became effective on March 15, 2020, the utilization of personalized algorithm recommendation technology taken in internet content provision service shall be in compliance with all the requirements as stated above as well.

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

The Personal Information Protection Law of the PRC (the “Personal Information Protection Law”), issued on August 20, 2021 by the SCNPC, provided a comprehensive personal information protection system, under which in case of any personal information processing, individual prior consent must be obtained except in other circumstances stipulated therein to the contrary. Further, any data processing activities in relation to sensitive personal information including biometrics, religious beliefs, specific identities, medical health, financial accounts, whereabouts, personal information of teenagers under fourteen years old and other personal information once leaked or illegally used might easily lead to the infringement of personal dignity or harm of personal and property safety, are only allowed provided such activities are purpose-specified, highly necessary and strictly protected. Personal information processors who use personal information on automated decision-making must ensure the transparency of decision-making and the fairness and impartiality of the results and may not impose unreasonable differential treatment in terms of transaction prices and other transaction conditions. In addition, cross-border personal information transmission is restricted unless certain requirements in the Personal Information Protection Law have been satisfied, including security review organized by the national cyberspace department and other conditions specified by the laws, regulations and the national cyberspace department.

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

On December 28, 2021, the CAC, jointly with the relevant authorities, published the Measures for Cybersecurity Review (the “Review Measures”) which stipulates that a critical information infrastructure operator purchases network products and services or an online platform operator conducts data processing, either of which affects or may affect national security shall conduct a cybersecurity review.

The SCNPC promulgated the Data Security Law of the PRC (the “Data Security Law”), on June 10, 2021, which came into effect on 1 September 2021. The Data Security Law applies to data processing activities, including the collection, storage, use, processing, transmission, availability and disclosure of data, and security supervision of such activities within the territory of the PRC. Where data processing activities outside the territory of the PRC damage national security, public interests or the legitimate rights and interests of PRC citizens and organizations, such activities shall be subject to legal liabilities. The PRC would also establish a data security review system, under which data processing activities that affect or may affect national security shall be reviewed. According to the Data Security Law, whoever carries out data processing activities shall establish a sound data security management system throughout the whole process, organize data security education and training, and take corresponding technical measures and other necessary measures to ensure data security. Important data shall also be categorized and protected more strictly. The Data Security Law also requires formulating the important data catalogues to enhance the protection of important data.

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

We collect data of multiple kinds and from multiple sources through our consolidated subsidiaries in the PRC and Hong Kong. These data include users’ search, browse, E-commerce and social data, demographic data, campaign performance data, and certain technical data, from our proprietary tracking tools, our marketers, publishers and ad exchanges in connection with marketing campaigns, and from collaboration with selected third-party data partners. Except for the general definitions of market surveys and social surveys defined in the Foreign-related Surveys Measures, there is no further clarification or specific guidance on the characteristics and scope of “foreign-related surveys”. In the opinion of our PRC counsel, Jingtian & Gongcheng, the collection and use of data of our business do not fall within the scope of “foreign-related survey” and therefore we are not required to obtain a foreign-related survey license under the Foreign-related Survey Measures as currently interpreted and enforced by the relevant PRC regulatory authorities. However, in light of these uncertainties and out of prudence, we through OptAim Network, VIE, applied for and were granted the foreign-related survey license on June 6, 2017 by the Chinese National Bureau of Statistics.

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

Patent

Patents in the PRC are principally protected under the Patent Law of the People’s Republic of China, which was amended by the Standing Committee of the National People’s Congress in 2008 and further amended on 17 October 2020 and effective on 1 June 2021. This law is formulated for protecting the rights and interests of patentees, encouraging invention, promoting the application of inventions, enhancing innovation capacity, and facilitating the advancement of science and technology, and the economic and social development. Under this law, the duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.

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

Regulations on Taxation

PRC Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (i) the PRC Enterprise Income Tax Law, promulgated by the National People’s Congress of China and implemented on January 1, 2008, amended and became effective on December 29, 2018, or the EIT Law, and (ii) the implementation rules to the EIT Law promulgated by the State Council and implemented on January 1, 2008 and amended on April 23, 2019. The EIT Law imposes an uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions. According to the EIT Law and its implementation rules, the income tax rate of an enterprise that has been determined to be a high and new technology enterprise may be reduced to 15% with the approval of relevant tax authorities.

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

If our contractual arrangements is considered a form of foreign investment, then we may be required to complete the MOC market entry clearance, and we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to obtain such clearance when required, VIE structure may be regarded as invalid and illegal. As a result, we would not be able to (i) continue our business in China through our contractual arrangements with the VIE and shareholder of the VIE, (ii) exert control over the VIE, (iii) receive the economic benefits of the VIE under such contractual arrangements, or (iv) consolidate the financial results of the VIE. Were this to occur, our results of operations and financial condition would be materially and adversely affected and the market price of our ADSs may decline. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

C.Organizational Structure

The following chart illustrates our company’s organizational structure, including our principal subsidiaries and consolidated affiliated entities as of March 31, 2022:

iClick Interactive Asia Group Limited (Cayman Islands)
100%
Optimix Media Asia Limited (Hong Kong)
RC Changyi Company Limited (BVI)
Diablo Holdings Corporation (BVI)
OptAim Limited (Cayman Islands)
Optimal Power Limited (BVI)
CMRS Group Holding Limited (Hong Kong)
HBV Changyi Company Limited (BVI)
0.39%
6.83%
Beyond Digital Solutions Limited (Hong Kong)
CMRS Digital Solutions Limited (Hong Kong)
SociaLink Consultancy Limited (Hong Kong)
CruiSo Digital Solutions Limited (Hong Kong)
CruiSo Directions Limited (Hong Kong)
iClick Interactive (Singapore) Pte. Ltd. (Singapore)
iClick Interactive Asia Limited (Hong Kong)
OptAim (HK) Limited (Hong Kong)
Harmattan Capital Holdings Corporation (BVI)
Full Lucky International Limited (Hong Kong)
Dragon Force Global Limited (BVI)
80%
Turbo Summit Holdings Limited (Hong Kong)
China Search (Asia) Limited (Hong Kong)
Digital Marketing Group Limited (Hong Kong)
Performance Media Group Limited (Hong Kong)
Tetris Media Limited (Hong Kong)
Offshore
PRC
52.62%
Guangzhou Kushu Information Technology Co., Ltd.
iClick Data Technology (Beijing) Limited
Tetris (Shanghai) Data Technology Co., Ltd.
Changyi (Shanghai) Information Technology Co., Ltd.
Search Asia Technology (Shenzhen) Co., Ltd.
OptAim (Beijing) Information Technology Co., Ltd.
100% VIE CONTROL
Beijing OptAim Network Technology Co., Ltd.
Tetris Information Technology (Shanghai) Co., Ltd.
Xi'an Changzhan Information Technology Ltd.
Anhui Zhiyunzhong Information Technology Co., Ltd.
36.8%
Zhiyunzhong (Shanghai) Technology Co., Ltd.
Anhui Myhayo Technology Co., Ltd.
Shanghai Myhayo Technology Co., Ltd.
Equity Interest
Contractual arrangements, including the third amended and restated equity pledge agreement, power of attorney, a spousal consent, an exclusive business cooperation agreement, and the third amended and restated exclusive call option agreement

(1)The nominee shareholder of OptAim Network is Mr. Jian Tang, who is our co-founder, chairman of the board and chief executive officer.

We conduct substantially all our operations through the following consolidated subsidiaries:

•	iClick Interactive Asia Limited: primarily focusing on providing online advertising, SaaS products and services to Hong Kong and overseas clients
•

Tetris Media Limited and Tetris Information Technology (Shanghai) Co., Ltd.: primarily focusing on providing online advertising, SaaS products and services. Its business to Hong Kong and overseas clients are gradually being transferred to iClick Interactive Asia Limited

•	Performance Media Group Limited: primarily focusing on providing online advertising services to Hong Kong clients
•	Tetris (Shanghai) Data Technology Co., Ltd.: primarily focusing on providing online advertising, SaaS products and services to PRC clients
•	China Search (Asia) Limited and its subsidiary: promoting content distribution opportunities for the publisher under our sales agency arrangement
•	iClick Interactive (Singapore) Pte. Ltd: primarily focusing on providing online advertising services to Singapore and other overseas clients
•

iClick Data Technology (Beijing) Limited (previously named iClick Interactive (Beijing) Advertisement Co., Ltd.): primarily focusing on providing our online advertising, SaaS products and services to PRC clients, through itself, and the VIE and the VIE’s subsidiary

•	Anhui Zhiyunzhong Information Technology Co., Ltd.: primarily focusing on providing mobile online advertising to PRC clients
•	OptAim (Beijing) Information Technology Co., Ltd.: primarily focusing on providing mobile online advertising, SaaS products and services to PRC clients
•	Beijing OptAim Network Technology Co., Ltd., the VIE, and its subsidiaries: primarily focusing on providing mobile online advertising services to PRC clients
•	Changyi (Shanghai) Information Technology Co., Ltd. and its subsidiaries: primarily focusing on providing SaaS products and services
•	Shanghai Myhayo Technology Co., Ltd. and Anhui Myhayo Technology Co., Ltd.: primarily focusing on providing mobile content distributions in PRC
•	Optimal Power Limited and its subsidiaries: primarily focusing on providing online advertising, SaaS products and services with premium media licensing assets
•	CMRS Group Holding Limited and its subsidiaries: primarily focusing on promoting online advertising, social media, KOLs and smart content generation services

After the abolishment of the foreign ownership restriction in advertising business, we had been transferring the advertising business previously operated by the VIE, OptAim Network, primarily consisted of our mobile marketing solution business, to our wholly-owned subsidiaries. As of December 31, 2018, our wholly-owned subsidiaries had replaced OptAim Network as contracting party for all our mobile marketing solution business. OptAim Network acquired Shanghai Myhayo Technology Co., Ltd. and Anhui Myhayo Technology Co., Ltd. in November 2018 and March 2019 respectively, providing a content distribution channel and a mobile content aggregator of articles and short videos in the PRC, which presents customized feeds to users via its mobile application.

Contractual Arrangements with OptAim Network

Foreign ownership in advertising companies used to be subject to certain restrictions under the PRC laws and regulations. For example, according to the Administrative Provisions on Foreign-Invested Advertising Enterprises, foreign investors were required to meet several conditions in order to invest in the PRC advertising business, such as a minimum number of years of advertising-related experience and an approval from the relevant PRC regulatory authority. OptAim is a Cayman Islands company and iClick Beijing, its PRC subsidiary, is considered an FIE. To comply with the then-effective PRC laws and regulations, including the Administrative Provisions on Foreign-Invested Advertising Enterprises, iClick Beijing entered into a set of contractual arrangements with OptAim Network and its shareholder. The laws and regulations that imposed restrictions on foreign ownership in advertising companies, including the Administrative Provisions on Foreign-Invested Advertising Enterprises were abolished in June 2015.

Under the Measures on the Administration of Foreign-related Surveys, or the Foreign-related Surveys Measures, promulgated by the National Bureau of Statistics of China on October 13, 2004, no individual or organization may conduct any foreign-related survey without a license for foreign-related survey granted by the National Bureau of Statistics in China or its local counterparts. Under the Catalogue for the Guidance of Foreign Investment Industries, promulgated by the Ministry of Commerce and National Development and Reform Commission on June 28, 2017, only a domestic enterprise or a sino-foreign enterprise which meets the several requirements stipulated in the Foreign-related Surveys Measures can apply for a license for the foreign-related survey. We do not believe our collection and use of multiple kinds of data from multiple sources in China to improve the cost-effectiveness of marketing campaigns for marketers in and outside China fall within the scope of “foreign-related survey” under the Foreign-related Survey Measures. However, there are uncertainties under the PRC laws whether such activities may be deemed as “foreign-related survey,” which would require a foreign-related survey license from the National Bureau of Statistics in China or its local counterparts. In light of these uncertainties and out of prudence, we, through the VIE, OptAim Network, applied for and were granted a foreign-related survey license on June 6, 2017. If the PRC regulatory authorities disagree with our interpretation of what would constitute foreign-related survey and enforcement practices on foreign-related survey licensing requirement or if we expand our business scope to engage in activities falling within the scope of foreign-related survey, we will need to continue to rely on iClick Beijing’s contractual arrangements with OptAim Network and its shareholder to conduct certain of our operations in China, including to transfer such operations to VIE to the extent they are deemed foreign-related survey. See “Item 3. Key Information—D. Risk Factors—Risk Related to Our Corporate Structure—We rely on the contractual arrangements that establish the structure for certain of our operations in China and we will need to rely on the contractual arrangements when and to the extent our operations are deemed as foreign-related survey.”

Under the relevant PRC laws, commercial operators of value-added telecommunication services, which refer to providers of telecommunications and information services through public network infrastructures that provide information or services to internet users with a charge, shall obtain a value-added telecommunications business operation license. See “Regulations -Regulations on Value-added Telecommunication Services” and “—Regulations on Internet Content Providers.” It is unclear whether Myhayo’s business model would render it a commercial operator of value-added telecommunication services under the relevant PRC laws, in which case Myhayo would be required to hold a value-added telecommunication license. Pursuant to the Negative List, jointly promulgated by MOFCOM and the NDRC on October 24, 2019, foreign investment in value-added telecommunication services is subject to certain restrictions. See “—Regulations—Regulations on Foreign Direct Investment in Value-Added Telecommunications Companies”. As a result, we acquired Myhayo through OptAim Network, the VIE. In August 2019, Myhayo obtained the value-added telecommunication business operation license from the relevant local counterpart of MIIT.

The contractual arrangements between iClick Beijing, OptAim Network and the shareholder of OptAim Network allow us to:

•	exercise effective control over OptAim Network and its subsidiaries;
•	receive substantially all of the economic benefits of OptAim Network and its subsidiaries; and
•	have an exclusive option to purchase all or part of the equity interests and assets in OptAim Network.

As a result of these contractual agreements, we control and receive the economic benefits of the business operations of the VIE and its subsidiaries, which is not equivalent to equity ownership in the VIE and its subsidiaries. Accordingly, under the U.S. GAAP, the financial statements of the VIE and its subsidiaries are consolidated as part of our financial statements. Accordingly, we are the primary beneficiary of the VIE and its subsidiaries for accounting purposes and consolidate the financial results of VIE and its subsidiaries in our consolidated financial statements in accordance with the U.S. GAAP. Neither we nor our investors own any equity ownership in, direct foreign investment in, or control of VIE as a result of the contractual agreements with the VIE, its nominee shareholder and our subsidiary, and these agreements have not been tested in a court of law in the PRC.

These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE. If the VIE or its shareholder fails to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the VIE is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in VIE, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

The following is a summary of the currently effective contractual arrangements by and among iClick Data Technology (Beijing) Limited, our wholly-owned subsidiary, OptAim Network, our consolidated VIE, the shareholder of OptAim Network.

Agreements that Provide Us with Effective Control over OptAim Network Third Amended and Restated Equity Pledge Agreement

iClick Beijing, OptAim Network and the shareholder of OptAim Network entered into the third amended and restated equity pledge agreement on November 1, 2021. Pursuant to the third amended and restated equity pledge agreement, the shareholder of OptAim Network has pledged all of his equity interest in OptAim Network to iClick Beijing to guarantee the performance by such shareholder and OptAim Network of his obligations under the exclusive business cooperation agreement, power of attorney and the third amended and restated exclusive call option agreement as well as his liabilities arising from any breach. If OptAim Network or its shareholder breaches any obligations under these agreements, iClick Beijing, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. The shareholder of OptAim Network agrees that before his obligations under the contractual arrangements are discharged, he will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, or take any action which may result in any change of the pledged equity that may have material adverse effects on the pledgee’s rights under this agreement without the prior written consent of iClick Beijing. The third amended and restated equity pledge agreement will remain effective until OptAim Network and its shareholder discharge all their obligations under the contractual arrangements and pay out all consulting and services fees under the exclusive business cooperation agreement. We have completed the registration of the equity pledge with the relevant office of the State Administration for Market Regulation in accordance with PRC Property Rights Law on December 15, 2021.

Power of Attorney

Through power of attorney dated November 1, 2021, the shareholder of OptAim Network irrevocably authorizes iClick Beijing or any person(s) designated by iClick Beijing to act as his attorney-in-fact to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in OptAim Network, such as the right to appoint directors, supervisors and officers, as well as the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. The power of attorney will remain in force unless iClick Beijing gives out any instruction in writing otherwise. Once the power of attorney are terminated in whole or in part, each shareholder shall revoke his/her power of attorney to iClick Beijing and immediately sign another power of attorney with the person(s) designated by iClick Beijing.

Spousal Consent

The spouse of Mr. Jian Tang signed a spousal consent letter on November 1, 2021. Mr. Jian Tang holds 100% equity interest in OptAim Network. Under the spousal consent letter, the signing spouse unconditionally and irrevocably agreed that she was aware of the disposal of OptAim Network shares held by Mr. Jian Tang in the following third amended and restated exclusive call option agreement, the abovementioned power of attorney, and the third amended and restated equity pledge agreement. The signing spouse confirmed not having any interest in the OptAim Network shares and committed not to impose any adverse assertions upon those shares. The signing spouse further confirmed that her consent and approval are not needed for any amendment or termination of the abovementioned agreements and committed that she shall take all necessary measures needed for the performance of those agreements.

Agreement that Allows Us to Receive Economic Benefits from OptAim Network Exclusive Business Cooperation Agreement

iClick Beijing, OptAim Network and Zhiyunzhong entered into an exclusive business cooperation agreement on November 1, 2021. Pursuant to this agreement, iClick Beijing or its designated party has the exclusive right to provide OptAim Network and Zhiyunzhong with technical support, consulting services and other services. Without iClick Beijing’s prior written consent, OptAim Network and Zhiyunzhong shall not accept any technical support and services covered by this agreement from any third party. OptAim Network and Zhiyunzhong agree to pay service fees in an amount equal to 100% of their respective net income for the relevant period on a monthly basis. iClick Beijing owns the intellectual property rights arising out of the provisions of services under this agreement. OptAim Network and Zhiyunzhong shall grant an irrevocable call option to iClick Beijing to purchase all or any of their assets or business with the lowest price allowed by PRC law. Unless iClick Beijing terminates this agreement, this agreement will remain effective until any party thereto is dissolved in accordance with PRC law.

Agreement that Provides Us with the Option to Purchase the Equity Interest in OptAim Network Third Amended and Restated Exclusive Call Option Agreement

iClick Beijing, OptAim Network and the shareholder of OptAim Network entered into a third amended and restated exclusive call option agreement on November 1, 2021. Pursuant to the third amended and restated exclusive call option agreement, the shareholder of OptAim Network has irrevocably granted iClick Beijing or any third party designated by iClick Beijing a third amended and restated exclusive call option to purchase all or part of his respective equity interests in OptAim Network. Until there is any evaluation request by PRC law, the purchase price is equal to RMB100 or the lowest price allowed by PRC law. Unless otherwise agreed, the shareholder of OptAim Network will immediately gift iClick Beijing or any third party designated by iClick Beijing with the purchase price after iClick Beijing or any third party designated by iClick Beijing exercises the option. iClick Beijing may transfer all or part of its option under this agreement to a third party under the approval of the shareholder of iClick Beijing. Without iClick Beijing’s prior written consent, the shareholder of OptAim Network shall not, among other things, amend its articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on its assets, business or revenue outside the ordinary course of business, enter into any material contract, merge with any other persons or make any investments, distribute dividends, or enter into any transactions which have material adverse effects on its business. The shareholder of OptAim Network also undertakes that he will not sale, transfer, pledge, or otherwise dispose of his equity interests in OptAim Network to any third party or create or allow any encumbrance on his equity interests. This agreement will remain effective until iClick Beijing or any third party designated by iClick Beijing has acquired all equity interest of OptAim Network from its shareholder.

In the opinion of Jingtian & Gongcheng, our PRC legal counsel:

•	the ownership structures of iClick Beijing and OptAim Network do not contravene any applicable PRC laws or regulations currently in effect; and
•

the contractual arrangements among iClick Beijing, OptAim Network, the shareholder of OptAim Network and Zhiyunzhong governed by PRC law are valid, binding and enforceable, and do not contravene any PRC laws or regulations currently in effect.

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

D.Property, Plant and Equipment

Our headquarters, principal executive office and some subsidiaries are located in Hong Kong, in an approximately 2,400 square-meter facility, under certain lease agreements expiring on December 31, 2024. As of December 31, 2021, we leased approximately 12,600 square-meter office space in China located in Beijing, Shanghai, Shenzhen, Anhui, Xi’an and Guangzhou, which primarily carry out the functions of technology and data engineering, sales and business development and operation support. Outside of China and Hong Kong, we also have subsidiaries or sales offices in Singapore, Taiwan, Korea, Thailand and London.

We lease all of our facilities and do not own any real property. Our leases will expire from 2022 to 2024, and we have renewed leases that expired on or before the date of this annual report. We believe that our current facilities are suitable and adequate to meet our current needs. If we require additional space, we expect to be able to obtain additional facilities on commercially reasonable terms.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

ITEM 5A.OPERATING RESULTS

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

Furthermore, as we continue to focus on the growth on mobile channels, we may, from time to time, prioritize on engaging with marketing agency clients, which may generate larger marketing spend per client compared to direct marketer clients. On the other hand, net revenues as a percentage of gross billing and gross profit margin tend to be lower for marketing agency clients, compared to direct marketer clients. Marketing agency clients represented 33.9%, 29.2% and 36.8% of our clients in 2019, 2020 and 2021, respectively.

We primarily rely on third-party content distribution channels to access mobile content distribution opportunities. To further expand our mobile content distribution network, we need to develop new and enhance our existing relationships with content distribution channel partners, which depends, in part, on our ability to continually generate sufficient marketing spend from our clients on these channels, especially mobile app channels. We also intend to strengthen our relationships with content distribution channel partners through technology collaboration to facilitate innovative and effective user engagement. Furthermore, we are building proprietary mobile content distribution channels through inorganic growth. For example, in 2018, we acquired Myhayo, a content distribution channel and a mobile content aggregator of articles and short videos in the PRC, which presents customized feeds to users via its mobile application. In 2020, we acquired Optimal Power Limited and its subsidiaries which certain premium media licensing assets in countries including Singapore, Greater China (including Hong Kong), Australia, India, Indonesia, Philippines and Malaysia.

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

Our Revenue Models/ Solution Mix

We derive revenue primarily from four sources and report them on either the net or gross basis. For our marketing solutions, we derive revenue from (i) incentives earned from the website publishers, for which we act as a sales agent for their content distribution opportunities, or the sales agency arrangement, which is reported on a net basis, (ii) performing cost-plus marketing campaigns, which is reported on a net basis, (iii) performing specified actions marketing campaigns (i.e., a CPM, CPC, CPA, CPS, CPL or ROI basis), which is reported on a gross basis. For our enterprise solutions, we derive revenue from the offering of SaaS products and services, which is reported on a gross basis and a net basis. Please see “—Key Components of Results of Operations—Net Revenues” above for more details.

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

Since May 2018, we started to offer enterprise solutions and have gradually scaled up our enterprise solution business. In 2021, net revenues from enterprise solutions accounted for 21.2% of our total net revenues, increasing from 11.3% in 2020 and 5.2% in 2019. Enterprise solutions generally have higher margin than marketing solutions. With respect to our enterprise solutions, since the margin of providing services is generally lower than providing pure SAAS product as it involves additional labor costs, our overall margin may be impacted as we ramp up our “SaaS + X” model.

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

Impact of COVID-19

Since December 2019, there has been an outbreak of COVID-19 in China and around the world. In March 2020, the World Health Organization declared the COVID-19 a pandemic. The pandemic has resulted in quarantines, travel restrictions, home office policies, and the temporary closure of stores and facilities in China, Hong Kong and many other jurisdictions for most part of 2020, with some of such restrictions still continuing as of the date hereof, including in jurisdiction where we have operation. These measures have slowed down the development of the Chinese economy and adversely affected the global economic conditions and financial markets. Majority of our revenues and our workforce are based in China and Hong Kong. Our operations have been, and may continue to be, materially and adversely affected by potential delays in or reductions of business activities and commercial transactions and by general uncertainties surrounding the duration of the government’s extended business and travel restrictions. In addition, our business operations could be disrupted if any of our employees is suspected of contracting the coronavirus or any other infectious disease, since it could require our employees to be quarantined and/or our offices to be disinfected. In 2020, especially in the first half thereof, our clients in industries adversely affected by the COVID-19 outbreak, including travel and hospitality sectors, among others, reduced their budgets on advertising, which had an adverse impact on our results of operations. In the first quarter of 2022, we experienced significant delays in solution delivery due to the resurgence of COVID-19 in first quarter of 2022 in Shanghai and other regions in China, which had an adverse impact on our revenue. The travel restrictions and lockdowns materially reduced the efficiency of communication between our employees and customers, delayed our working process and delivery.

We noted that the advertising budgets for our clients recovered across-the-board, especially since the second half of 2020, as a result of the relaxation of restrictions on economic and social life due to a slowdown of COVID-19 cases in China. In addition, we believe brands may also increasingly appreciate the importance of consumer behavioral data integration and analysis, especially during challenging times like a pandemic, which may favor our enterprise solutions business in the long run.

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

	Year Ended December 31,
	2019		2020		2021
	(US$ in thousands)	(% of total gross billing)	(US$ in thousands)	(% of total gross billing)	(US$ in thousands)	(% of total gross billing)
Operating metrics:
Gross billing from marketing solutions*	630,331	98.4	648,922	95.7	727,340	91.3
Gross billing from enterprise solutions	10,436	1.6	28,893	4.3	69,512	8.7
Total	640,767	100.0	677,815	100.0	796,852	100.0

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

Our gross billing increased from US$640.8 million in 2019 to US$677.8 million in 2020 and further to US$796.9 million in 2021, which was primarily a result of increasing marketers’ demands, especially from the entertainment and media, e-commerce, personal care and beauty verticals. Gross billing from our marketing solutions increased from US$630.3 million 2019 to US$648.9 million in 2020 and further to US$727.3 million in 2021, as we continued to capture the continued growth on online marketing demand on mobile apps and various multi-channel marketing. Gross billing from our enterprise solutions increased from US$10.4 million in 2019 to US$28.9 million in 2020 and further to US$69.5 million in 2021, primarily as a result of the increasing need for online and offline consumer behavior data integration.

Gross billing derived from our sales agency arrangement was US$35.2 million, US$20.4 million, and US$16.8 million in 2019, 2020 and 2021, respectively, none of which was recognized as net revenues for the respective periods.

Gross billing derived from our cost-plus marketing campaigns was US$430.0 million, US$435.3 million and US$498.2 million in 2019, 2020 and 2021, respectively, out of which US$17.1 million and US$26.7 million and US$26.1 million was recognized as net revenues for the respective periods.

Gross billing derived from our specified action marketing campaigns was US$165.3 million, US$193.3 million and US$212.4 million in 2019, 2020 and 2021, respectively, all of which was recognized as net revenues for the respective periods.

Gross billing derived from our enterprise solutions was US$10.4 million and US$28.9 million and US$69.5 million in 2019, 2020 and 2021, respectively, out of which US$10.4 million and US$28.9 million and US$65.1 million was recognized as net revenues for the respective periods.

Our gross billing per client decreased by US$23,989, or 7.4%, from US$324,439 in 2019 to US$300,450 in 2020, while increased by US$28,420, or 9%, from US$300,450 in 2020 to US$328,870 in 2021.  The total number of our clients increased by 14.2% from 1,975 in 2019 to 2,256 in 2020 and further to 2,423 in 2021, primarily attributable to our increased ability to capture to the growing market demand from different industries.

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

	Year Ended December 31,
	2019		2020		2021
	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)
Net revenues	199,408	100.0	254,745	100.0	307,702	100.0
Cost of revenues	(142,703)	(71.6)	(181,482)	(71.2)	(218,549)	(71.0)
Gross profit	56,705	28.4	73,263	28.8	89,153	29.0
Operating expenses
Research and development expenses	(5,574)	(2.8)	(5,349)	(2.1)	(9,527)	(3.1)
Sales and marketing expenses	(42,968)	(21.5)	(38,028)	(14.9)	(52,872)	(17.2)
General and administrative expenses	(20,304)	(10.2)	(31,648)	(12.5)	(39,643)	(12.9)
Total operating expenses	(68,846)	(34.5)	(75,025)	(29.5)	(102,042)	(33.2)
Operating loss	(12,141)	(6.1)	(1,762)	(0.7)	(12,889)	(4.2)
Interest income	537	0.3	1,297	0.5	824	0.2
Interest expense	(1,915)	(1.0)	(2,650)	(1.0)	(4,089)	(1.3)
Other gains, net	2,992	1.5	5,852	2.3	2,203	0.7
Fair value (losses)/ gains on convertible notes	133	0.1	(4,433)	(1.8)	—	—
Fair value losses on derivative liabilities	—	—	(11,466)	(4.5)	—	—
Loss before income tax Expense	(10,394)	(5.2)	(13,162)	(5.2)	(13,951)	(4.6)
Share of losses from an equity investee	(408)	(0.2)	(111)	(0.1)	(107)	(0.0)
Income tax expense	(47)	(0.0)	(1,633)	(0.6)	(2,540)	(0.8)
Net loss	(10,849)	(5.4)	(14,906)	(5.9)	(16,598)	(5.4)

Key Components of Results of Operations

Net Revenues

We generate revenue primarily from clients’ marketing spend through our platform as they utilize our solutions in cost-plus and specified action marketing campaigns, and to a less extent from incentives granted by the publishers under our sales agency arrangement. We derive revenue primarily from four sources and report them on either the net or gross basis. For our marketing solutions, we derive revenue from (i) incentives earned from the website publishers, for which we act as a sales agent for their content distribution opportunities, or the sales agency arrangement, which is reported on a net basis, (ii) performing cost-plus marketing campaigns, which is reported on a net basis, (iii) performing specified actions marketing campaigns (i.e., a CPM, CPC, CPA, CPS, CPL or ROI basis), which is reported on a gross basis. For our enterprise solutions, we derive revenue from the offering of SaaS products and services, which is reported on a gross basis and a net basis.

We record incentives from the publishers under the sales agency arrangement as net revenues. We consider the publishers to be our customers under the sales agency arrangement. The amount of such incentives is determined based on a variety of factors, including yearly market spending at the publishers’ platforms. Under our sales agency arrangement, we do not receive any rebate from the publishers. Net revenues from our sales agency arrangement, which equal the incentives received from the publishers under the sales agency arrangement were US$6.6 million, US$5.8 million and US$4.2 million in 2019, 2020 and 2021, respectively.

We record service fees, net of media costs and rebates and discounts to clients for cost-plus marketing campaigns, as net revenues. We consider these clients to be our customers for cost-plus marketing campaigns. Service fees are generally calculated as a percentage of media cost. Such percentage is negotiated on a client-by-client, and campaign-by-campaign basis. Rebates received from the publishers for cost-plus marketing campaigns are recorded as net revenues. Net revenues from our cost-plus marketing campaigns were US$17.1 million, US$26.7 million and US$26.0 million in 2019, 2020 and 2021, respectively.

We record the aggregate gross dollar amount that our clients spend through our platform for specified action marketing campaigns, which includes media cost, as net revenues. We consider these clients to be our customers for specified action marketing campaigns. We charge our clients for specified actions, such as when a user clicks on their marketing messages, or a CPC pricing model, or when their marketing messages are displayed, or a CPM pricing model. Rebates received from publishers for specified action marketing campaigns are recorded as deduction of cost of revenues. Net revenues from our specified action marketing campaigns were US$165.3 million, US$193.3 million and US$212.4 million in 2019, 2020 and 2021, respectively.

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

Starting from 2019, we also generate revenue from SaaS products which are cloud-hosted software offering enterprise solutions to customers through provision of software licenses and retail and CRM solutions. Revenues under this arrangement primarily consist of fees for (i) licensing to provide customers with access to one or more of the existing cloud applications for e-commerce, marketing and customer management, (ii) the development of new cloud applications customized for individual customer, and (iii) various combinations of technical support, maintenance services and digitalized operational services provided by us. Net revenues from our enterprise solutions were US$10.4 million, US$28.9 million and US$65.1 million in 2019, 2020 and 2021, respectively.

The table below shows our net revenues breakdown for our marketing solutions, and enterprise solutions for the periods presented.

	Year Ended December 31,
	2019		2020		2021
	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)
Net revenues from marketing solutions*	188,972	94.8	225,852	88.7	242,610	78.8
Net revenues from enterprise solutions	10,436	5.2	28,893	11.3	65,092	21.2
Total net revenues	199,408	100.0	254,745	100.0	307,702	100.0

*Formerly “mobile marketing solutions” and “other marketing solutions” are combined into marketing solutions effective from January 1, 2020, as management operates and assesses the financial condition and results of the online marketing service business as a whole.

In 2019, 2020 and 2021, US$65.7 million, US$61.3 million and US$77.5 million rebates were received from publishers under cost-plus marketing campaigns, respectively, which were recognized as net revenues for our marketing solutions, representing 32.9%, 24.1% and 31.9% of our net revenues in respective periods. Of these rebates, US$31 thousand, US$0.5 million and US$0.2 million were received under cost-plus marketing campaigns from the publisher for which we acted as its sales agent under our sales agency arrangement in respective periods.

In 2019, 2020 and 2021, US$8.7 million, US$7.1 million and US$5.1 million incentive revenues were received from publishers under our sales agency arrangement, respectively, which were recognized as net revenues for our marketing solutions, representing 4.4%, 2.8% and 2.1% of our net revenues in respective periods. These exclude US$31 thousand, US$0.5 million and

US$0.2 million rebates that were received under cost-plus marketing campaigns from the publisher for which we acted as its sales agent under our sales agency arrangement in respective periods.

In 2019, 2020 and 2021, we granted rebates and discounts of US$72.4 million, US$48.5 million and US$76.2 million, respectively, to marketers and marketing agencies under our cost-plus and specified action marketing campaigns for our marketing solutions, which were recognized as reduction of revenue in respective periods, representing 36.3% and 19.0% and 31.4% of our net revenues in respective periods. Of these rebates and discounts we granted, US$12.9 million, US$8.6 million and US$15.1 million was in connection with our specified action (i.e., gross) marketing campaigns in respective periods, and US$59.5 million, US$40.0 million and US$61.1 million, were in connection with our cost-plus (i.e., net) marketing campaigns in respective periods.

We have a diverse client base in terms of the geographic location of our clients’ or marketers’ headquarters as we help them, especially multinational marketers, navigate through the fragmented online marketing landscapes in China to identify and reach their potential audience. In determining the geographic classification of our revenue, we look at the geographic location of our subsidiary or the VIE and its subsidiaries which executed the marketing campaign contract. Our subsidiaries or VIE and its subsidiaries in China generally are our signing entities for marketing campaign contracts with clients which are based in China. Our Singapore subsidiary generally is our signing entity for marketing campaign contracts with clients based in Southeast Asia. Our Hong Kong subsidiaries generally are our signing entities for the other clients. Our clients are primarily based in China. Our net revenues from clients in China increased significantly from 2019 to 2020 and further to 2021 as a result of (i) the business expansion in OptAim, which used its consolidated subsidiaries in China to execute marketing campaign contracts, (ii) our continuous priority in the execution of our mobile strategy, and (iii) revenue contribution from Changyi which operates enterprise solutions business in China. In 2019, 2020 and 2021, we derived 11.8%, 15.8% and 17.2%  of our net revenues from outside China, respectively. The table below shows our net revenues breakdown by geographic region for the periods presented.

	Year Ended December 31,
	2019		2020		2021
	(US in thousands)	(% of net revenues)	(US in thousands)	(% of net revenues)	(US in thousands)	(% of net revenues)
PRC	175,970	88.2	214,444	84.2	254,874	82.8
Hong Kong	22,567	11.3	40,197	15.8	52,599	17.1
Others	871	0.5	104	0.0	229	0.1
Total net revenues	199,408	100.0	254,745	100.0	307,702	100.0

Cost of Revenues

Cost of revenues for our marketing solutions primarily consists of:

•

Media cost in connection with specified-action marketing campaigns. Media cost refers to cost we pay to publishers for acquisition of content distribution opportunities, which is partially offset by rebates we receive from publishers in specified-action marketing campaigns. Media cost represented 96.4%, 93.2% and 88.1% of our cost of revenues in 2019, 2020 and 2021, respectively.

•

Amortization of expenses. This relates to amortization of computer software acquired in the acquisitions of Buzzinate, OptAim, Myhayo, Optimal Power Limited and CMRS which represented 3.6%, 2.3% and 1.1% of our cost of revenues in 2019, 2020 and 2021, respectively.

Cost of revenues for our enterprise solutions primarily consists of amortization expenses related to the computer software and systems, salaries and benefits of relevant operations and support personnel, depreciation of relevant property and equipment and other direct services costs. The table below sets forth a breakdown of our cost of revenues for the periods indicated:

	Year Ended December 31,
	2019	2020	2021
	(US$ in thousands)
Cost of revenues:
Marketing solutions	(139,976)	(172,917)	(194,912)
Enterprise solutions	(2,727)	(8,565)	(23,637)
Total cost of revenues	(142,703)	(181,482)	(218,549)

Operating Expenses

We classify our operating expenses into three categories: research and development expenses, sales and marketing expenses and general and administrative expenses. The following table sets forth our operating expenses, both in absolute amount and as a percentage of our net revenues, for the periods presented.

	Year Ended December 31,
	2019		2020		2021
	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)
Operating expenses	(68,846)	(34.5)	(75,025)	(29.5)	(102,042)	(33.2)
Research and development expenses	(5,574)	(2.8)	(5,349)	(2.1)	(9,527)	(3.1)
Sales and marketing expenses	(42,968)	(21.5)	(38,028)	(14.9)	(52,872)	(17.2)
General and administrative expenses	(20,304)	(10.2)	(31,648)	(12.5)	(39,643)	(12.9)

•

Research and development expenses. Research and development expenses consist primarily of (i) salary and welfare for research and development personnel, (ii) rental expenses and (iii) depreciation of office premise and servers utilized by research and development personnel. We expect to continue increase our new product and service offering, and as a result, we anticipate that research and development expenses will continue to increase in future periods.

•	Sales and marketing expenses. Sales and marketing expenses consist primarily of (i) advertising and marketing expenses, and (ii) salary and welfare for sales and marketing personnel.
•

General and administrative expenses. General and administrative expenses consist primarily of (i) salary and welfare for general and administrative personnel, (ii) audit, legal and professional service fees. We expect to continue to invest in our corporate infrastructure and incur expenses related to being a public company, including accounting and legal fees, and compliance costs, and (iii) bad debt expenses.

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

PRC

Generally, our PRC subsidiaries, our consolidated VIE and its subsidiary, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. High and new technology enterprises (“HNTE”) will enjoy a preferential enterprise income tax rate of 15% under the EIT Law. Our certain subsidiaries in the PRC, which are qualified as a HNTE under the EIT Law, are eligible for a preferential enterprise income tax rate of 15% for a period of three years so long as these entities obtain approval from relevant tax authority if they are profitable during the period.

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

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net Revenues

Our net revenues increased by US$53.0 million, or 21%, from US$254.7 million in 2020 to US307.7 million in 2021.

Net revenues from our marketing solutions increased by US$16.7 million, or 7% from US$225.9 million in 2020 to US$242.6 million in 2021, primarily as a result of the growing market demand from specified action marketing campaigns.

Net revenues from our enterprise solutions increased by US$36.2 million, or 125% from US$28.9 million in 2020 to US$65.1 million in 2021, which was primarily driven by our strategic focus on this segment with more diversified new products and services offering during the year, the growing market demand for the collection of information from different consumer online and offline touchpoints, integration of such information into a single data management platform to facilitate better informed business decisions, and the value added services we tailor made to clients for content creation, integrated multi-channel distribution transformation, private domain management, etc.

Cost of Revenues, Gross Profit and Gross Profit Margin

Our cost of revenues increased by US$37.0 million, or 20.4%, from US$181.5 million in 2020 to US$218.5 million in 2021, primarily as a result of an increase in media cost, which increased by US$24.1 million, or 14.3%, from US$168.5 million in 2020 to US$192.6 million in 2021 as a result of our sales growth during the year.

Cost of revenues for our marketing solutions increased by US$22.0 million, or 12.7%, from US$172.9 million in 2020 to US$194.9 million in 2021, which was in line with the higher market demand for our marketing solutions.

Cost of revenues for our enterprise solutions increased by US$15.0 million, or 176.0%, from US$8.6 million in 2020 to US$23.6 million in 2021, primarily as a result of increase of staff expenses, development cost and service expenses to capture the market growth on this business stream.

As a result of the above, our gross profit increased from US$73.3 million in 2020 to US$89.2 million in 2021. Specifically, gross profit for our marketing solutions decreased by US$5.2 million, or 10.0%, from US$52.9 million in 2020 to US$47.7 million in 2021. Gross profit for our enterprise solutions increased by US$21.2 million, or 103.9%, from US$20.3 million in 2020 to US$41.5 million in 2021.

Our gross profit margin increased from 28.8% in 2020 to 29.0% in 2021, primarily due to our strong momentum in enterprise solutions with higher margin, partially offset by the lower margin in marketing solutions due to the changing regulatory environment and heightened macroeconomic uncertainties. We have started to strategically reduce lower margin and higher risk businesses in our more capital-intensive marketing solutions segment in order to focus on the higher growth potential of enterprise solutions.

Operating Expenses

Our operating expenses increased by US$27.0 million, or 36.0%, from US$75.0 million in 2020 to US$102.0 million in 2021, primarily due to increase of share-based compensation, staff cost for product innovation and business development, and bad debt expenses. The operating expenses as a percentage of net revenues increased from 29.5% in 2020 to 33.2% in 2021.

•

Sales and marketing expenses. Our sales and marketing expenses increased by US$14.9 million, or 39.0%, from US$38.0 million in 2020 to US$52.9 million in 2021. The increase was primarily related to new business development, and the nature includes year on year increment in share-based compensation expenses of US$7.3 million, staff cost of US$4.6 million especially from newly acquired subsidiaries, and promotional expenses of US$1.8 million. Sales and marketing expenses as a percentage of net revenues increased from 14.9% in 2020 to 17.2% in 2021.

•

General and administrative expenses. Our general and administrative expenses increased by US$8.0 million, or 25.3%, from US$31.6 million in 2020 to US$39.6 million in 2021, primarily due to increase in staff cost of US$0.9 million and bad debt expenses of US$5.8 million on specific provision of certain clients in 2021. General and administrative expenses as a percentage of net revenues increased from 12.5% in 2020 to 12.9% in 2021.

•

Research and development expenses. Our research and development expenses increased by US$4.2 million, or 78.1%, from US$5.3 million in 2020 to US$9.5 million in 2021, primarily due to increase in staff cost for continuous product innovation and development. Research and development expenses as a percentage of net revenues increased from 2.1% in 2020 to 3.1% in 2021.

Interest Income

Our interest income was US$1.3 million and US$0.8 million in 2020 and 2021, respectively.

Interest Expense

Our interest expense was US$2.7 million and US$4.1 million in 2020 and 2021, respectively. The change was primarily attributable to the increase of credit facilities used during the year, with the increase of banking facilities offered by banks.

Other Gains, Net

Our other gains, net was US$5.9 million in 2020 and US$2.2 million in 2021, respectively. The change was affected by impairment loss of long term investments.

Fair Value Losses on Derivative Liabilities

We recorded fair value losses on derivative liabilities of US$11.5 million in 2020 while we did not record any fair value gains or losses on derivative liabilities in 2021. Our fair value losses on derivative liabilities were primarily in relation to a call option for investors to purchase our convertible notes.

Fair Value Losses on Convertible Notes

We recorded fair value losses on convertible notes of US$4.4 million in 2020 while we did not record any fair value gains or losses on convertible notes in 2021. The amount of our fair value losses on convertible notes in 2020 was primarily impacted by volatility in the price of our ADSs.

Share of Losses from an Equity Investee

Our share of losses of an equity investee was US$0.1 million in 2020 and 2021. Our share of losses of an equity investee is primarily associated with net losses from our joint venture with VGI Global Media Plc in Thailand that was set up in May 2019.

Income Tax Expense

We recorded an income tax expenses of US$1.6 million and US$2.5 million in 2020 and 2021, respectively. The increase was primarily due to increasing profitability of operating companies.

Net Loss

As a result of the foregoing, our net loss increased by 11.4% from US$14.9 million in 2020 to US$16.6 million in 2021.

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

Income Tax Expense

We recorded an income tax expenses of US$47,000 and US$1.6 million in 2019 and 2020, respectively. The change was primarily due to increasing profitability of operating companies.

Net Loss

As a result of the foregoing, our net loss increased by 37.4% from US$10.8 million in 2019 to US$14.9 million in 2020.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2(an) to our consolidated financial statements included elsewhere in this annual report.

B.   Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from our operating activities, proceeds from our equity and debt issuances and proceeds from bank borrowings. As of December 31, 2021, we had US$41.4 million in cash and cash equivalents, time deposits of US$11.1 million, restricted cash of US$36.1 million, and borrowing capacity of US$75.5 million under our revolving credit facilities of a total principal amount of US$213.3 million. As of December 31, 2021, our cash and cash equivalents primarily consisted of cash on hand, cash held at bank, and time deposits placed with banks or other financial institutions, which have original maturities of three months or less. Out of our cash and cash equivalents as of December 31, 2021, US$26.1 million was held in U.S. dollar, RMB111.7 million (US$17.6 million) was held in Renminbi, HK$63.8 million (US$8.2 million) was held in Hong Kong dollar, EUR197.0 thousand (US$336.0 thousand) was held in European dollar, SGD217.0 thousand (US$159.0 thousand) was held in Singapore dollar, TWD3.1 million (US$113.0 thousand) was held in New Taiwan dollar, JPY3.2 million (US$29 thousand) was held in Japanese Yen and a subsequent 67.0 thousand (US$50.0 thousand) was held in other currencies. As of December 31, 2021, we had violated certain financial covenants with respect to our bank borrowings extended by a bank, however, we have obtained the necessary waiver letter such that the bank would not demand immediate repayment. We closely monitor our cash balance and future payments obligations by preparing monthly management account and regular fund reports to provide a timely overview of our overall cash position and liquidity and risk control measurements. Such reports will be reviewed by our chief financial officer and our financial controller. In addition, we have adopted a stringent cash management policy. We also regularly monitor our current and expected liquidity requirements to ensure that we maintain sufficient cash balances to meet our liquidity needs. As of December 31, 2021, the VIE and its subsidiaries held US$2.7 million cash and cash equivalents.

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

In addition, although we consolidate the results of our consolidated VIE and its subsidiary, we only have access to the assets or earnings of our consolidated VIE and its subsidiary through our contractual arrangements with our consolidated VIE and its subsidiaries and its shareholder. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with OptAim Network.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.” A substantial amount of our future revenues are likely to be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE as long as certain routine procedural requirements are fulfilled. However, approval from or registration with competent government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions or change the foreign exchange control policy in the future. In addition, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2019	2020	2021
	(US$ in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(30,294)	(19,633)	(19,673)
Net cash provided by/(used in) investing activities	6,762	(27,693)	(22,390)
Net cash provided by financing activities	44,804	79,983	24,743
Effect on exchange rate changes on cash and cash equivalents and restricted cash	(394)	1,014	532
Net increase in cash and cash equivalents and restricted cash	21,272	32,657	(17,320)
Cash and cash equivalents and restricted cash at the beginning of year	39,828	60,706	94,377
Cash and cash equivalents and restricted cash at the end of year	60,706	94,377	77,589

Operating Activities

Net cash used in operating activities amounted to US$19.7 million in 2021, which was mainly attributable to a net loss of US$16.6 million and a net decrease in working capital of US$37.4 million, partially offset by non-cash items of US$34.3 million. The net decrease in working capital of US$37.4 million was primarily attributable to increase in accounts receivable of US$58.6 million and decrease in deferred revenue of US$5.3 million, partially offset by an increase in accounts payable of US$23.4 million. The non-cash items of US$34.3 million were primarily attributable to allowance for credit losses on accounts receivable of US$12.4 million, share-based compensation expenses of US$13.5 million and impairment on long-term investments of US$4.0 million.

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

Investing Activities

Net cash used in investing activities in 2021 was US$22.4 million, due to an increase in time deposits of US$11.0 million, US$10.9 million of net loan amount to third parties, US$10.0 million and US$4.5 million for acquisition of businesses and long-term investments respectively, partially offset by a decrease in short-term investments of US$15.6 million.

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

Financing Activities

Net cash provided by financing activities in 2021 was US$24.7 million, which was primarily attributable to net proceeds from bank borrowings of US$17.8 million and net proceeds from issuance of ordinary shares upon subscription from Baozun Inc. of US$17.0 million respectively, partially offset by share repurchase amounting to US$10.7 million.

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

Credit Facilities

In January and February 2019, we entered into two facility agreements for working capital loans with a commercial bank, which provide for a 6-month revolving loan of an aggregate amount of US$15.0 million. We provide corporate guarantee and deposits as pledge to secure our obligations under this revolving loan. The interest rate of this loan facility was fixed at 5.25% per annum in 2019 and reduced to 4.00% in August 2020. As of December 31, 2021, the total outstanding amount of the revolving loan was US$3.6 million.

In March 2019, we entered into a facility agreement with a commercial bank, which provides for a one-year factoring loans of HK$24.0 million (US$3.1 million). We provide corporate guarantee and accounts receivable as pledge to secure our obligations under this revolving loan. The interest rate of this loan facility was at 4.25% per annum over 1-month Hong Kong Interbank Offered Rate (“HIBOR”) for loan in HKD, 2.00% per annum over 1-month HIBOR for loan in RMB, or 4.25% per annum over 1-month London Interbank Offered Rate (“LIBOR”) for loan in US$. As of December 31, 2021, the total outstanding amount of the revolving loan was HK$648.1 thousand (US$83.6 thousand).

In April 2019, we entered into a facility agreement for working capital loans with a commercial bank. The loan facility provides for a one-year revolving loan of US$13.6 million, which is supported by standby documentary credit facilities of US$15.0 million. In April 2021, this loan was subsequently amended. The amended agreement provides for a one-year revolving loan of US$50.0 million. We provide corporate guarantee, deposits and accounts receivable as pledge to secure our obligations under this revolving loan. The interest rate of this loan facility is either (i) 5.22% in RMB, or (ii) 1-month LIBOR plus 3.00% per annum if the loan is drawn down in US$. As of December 31, 2021, the total outstanding amount of the revolving loan was RMB202.7 million (US$31.9 million).

In August 2019, we entered into two facility agreements for working capital loans with a commercial bank, which provide for (i) a one-year revolving loan of RMB18.5 million (US$2.6 million) and (ii) a one-year revolving loan of US$1.6 million, respectively. We provide corporate guarantee and deposits as pledge to secure our obligations under this revolving loan. The interest rate of this loan facility was the benchmark interest rate determined by the People’s Bank of China for loans over one year granted by financial institutions plus 0.97% per annum. This loan was subsequently renewed in September 2019 and August 2020. The one-year revolving loan of US$1.6 million was replaced by a one-year revolving loan of RMB11.5 million (US$1.8 million). The interest rate of these facilities is 3.60% per annum and reduced to 3.00% in August 2021. As of December 31, 2021, the total outstanding amount of the revolving loans was RMB17.0 million (US$2.7 million).

In October 2019, we entered into a one-year facility agreement for working capital loans with a commercial bank, which provides for (i) US$15.0 million standby documentary credit facilities, (ii) US$10.0 million combined limit for pre-shipment buyer loan and revolving loan, and (iii) US$1.0 million overdraft facilities. We provide corporate guarantee and bank deposits as pledge to secure our obligations under these loan facilities. In March 2021, this loan was subsequently amended, which provides for (i) US$15.0 million combined limit for pre-shipment buyer loan and post-shipment buyer loan, (ii) US$6.0 million revolving loan, and (iii) US$1.0 million overdraft facilities. For the pre-shipment buyer loan and post-shipment buyer loan, the interest rate is at either (i) HIBOR plus 3.85% per annum if the loan is drawn down in HK$, or (ii) LIBOR plus 3.85% per annum if the loan is drawn down in US$. For the revolving loan, the interest rate is at either (i) HIBOR plus 4.25% per annum if the loan is drawn down in HK$, or (ii) LIBOR plus 4.25% per annum if the loan is drawn down in US$. For the overdraft facility, the interest rate is at the bank’s US$ best lending rate. We had no outstanding balance under these loan facilities as of December 31, 2021.

In December 2019, we entered into a facility agreement for working capital loans with a commercial bank, which provide for a half-year revolving loan of RMB50.0 million (US$7.0 million). We provide corporate guarantee and accounts receivable of certain subsidiaries to secure our obligations. It was subsequently renewed and amended in December 2020 and December 2021.

The amended agreement provides for a half-year revolving loan of RMB80.0 million (US$12.6 million). The interest rate of this facility was 6.35% and reduced to 6.25% in December 2021. As of December 31, 2021, the total outstanding amount of this revolving loan was RMB80.0 million (US$12.6 million).

In December 2019, we entered into a facility agreement for working capital loans with a commercial bank, which provide for one-year revolving loan of RMB50.0 million (US$7.0 million). We provide corporate guarantee and deposits as pledge to secure our obligations under this revolving loan. It was subsequently renewed and amended in December 2020. The interest rate of this loan facility was subsequently amended to 3.00% per annum. As of December 31, 2021, the total outstanding amount of this revolving loan was RMB50.0 million (US$7.9 million).

In June 2020, we entered into a facility agreement for working capital loans with a commercial bank, which provides for a one-year non-revolving loan of RMB3.0 million (US$0.5 million). The interest rate of this loan facility is fixed at 4.5025% per annum and reduced to 4.2525% in September 2021 As of December 31, 2021, the total outstanding amount of this non-revolving loan was RMB3.0 million (US$0.5 million).

In August 2020, we entered into a bank acceptance draft discount facility agreement with a commercial bank, which provides for a revolving loan of RMB40.0 million (US$6.1 million). The interest rate of this loan facility is based on cost of funding at the time of discounting plus a risk premium depending on the accepting bank’s credit rating. As of December 31, 2021, we had no outstanding balance under this revolving loan.

In August 2020, we entered into a facility agreement for working capital loans with a commercial bank, which provides for a one-year non-revolving loan of RMB20.0 million (US$3.1 million). The interest rate of this loan facility is fixed at 4.90% per annum. As of December 31, 2021, the total outstanding amount of this non-revolving loan was RMB7.0 million (US$1.1 million).

In October 2020, we entered into a facility agreement for working capital loans with a commercial bank, which provide for one-year revolving loan of RMB100.0 million (US$15.2 million). We provide corporate guarantee and deposits as pledge to secure our obligations under this revolving loan. The interest rate of this loan facility is fixed at 3.25% per annum and reduced to 3.00% in August 2021. As of December 31, 2021, the total outstanding amount of this revolving loan was RMB63.0 million (US$9.9 million).

In February 2021, we entered into a facility agreement for working capital loans with a commercial bank, which provides for a revolving loan of RMB220.0 million (US$34.6 million). The interest rate of this loan facility is fixed at 4.00% per annum. As of December 31, 2021, we had no outstanding balance under this revolving loan.

In March 2021, we entered into a facility agreement for working capital loans with a commercial bank, which provides for a one-year non-revolving loan of RMB2.0 million (US$0.3 million). The interest rate of this loan facility is fixed at 4.50% per annum. As of December 31, 2021, the total outstanding amount of this non-revolving loan was RMB2.0 million (US$0.3 million).

In March 2021, we entered into a facility agreement for working capital loans with a commercial bank, which provides for a one-year non-revolving loan of RMB20.0 million (US$3.1 million). The interest rate of this loan facility is fixed at 4.50% per annum. As of December 31, 2021, the total outstanding amount of this non-revolving loan was RMB5.0 million (US$0.8 million).

In April 2021, we entered into a facility agreement for working capital loans with a commercial bank, which provides for a one-year non-revolving loan of RMB4.0 million (US$0.6 million). The interest rate of this loan facility is fixed at 3.85% per annum. As of December 31, 2021, the total outstanding amount of this non-revolving loan was RMB4.0 million (US$0.6 million).

In April 2021, we entered into a facility agreement for working capital loans with a commercial bank, which provides for a one-year non-revolving loan of RMB20.0 million (US$3.1 million). The interest rate of this loan facility is fixed at 4.35% per annum. As of December 31, 2021, the total outstanding amount of this non-revolving loan was RMB20.0 million (US$3.1 million).

In May 2021, we entered into a facility agreement for working capital loans with a commercial bank, which provides for a one-year non-revolving loan of RMB3.0 million (US$0.5 million). The interest rate of this loan facility is fixed at 4.00% per annum. As of December 31, 2021, the total outstanding amount of this non-revolving loan was RMB3.0 million (US$0.5 million).

In December 2021, we entered into a facility agreement for working capital loans with a commercial bank, which provides for a revolving loan of US$30.0 million. The interest rate of this loan facility is LIBOR plus 0.70% per annum. As of December 31, 2021, we had no outstanding balance under this revolving loan.

As of December 31, 2018 certain financial covenants (minimum monthly adjusted quick ratio and minimum quarterly EBITDA as defined in the banking facilities agreements) as set out in these loan agreements have been breached. The relevant subsidiaries have obtained waiver letters for waiving the requirements to meet the financial covenants such that the bank would not demand immediate repayment. As of December 31, 2020, no financial covenants as set out in these loan agreements have been breached. As of December 31, 2021 certain financial covenant (minimum quarterly EBITDA as defined in the banking facilities agreements) as set out in these loan agreements have been breached. We have obtained waiver letter such that the bank would not demand immediate repayment.

Out of our banking facilities of US$121.7 million and US$213.3 million available as of December 31, 2020 and 2021, respectively, US$56.0 million and US$75.5 million have been utilized by us as of December 31, 2020 and 2021, respectively. As of December 31, 2021, total unutilized revolving, service trade and term loan facilities amounted to US$115.4 million, US$18.0 million and US$4.4 million (December 31, 2020: US$58.7 million, US$6.0 million and US$1.0 million) respectively. Total undrawn facilities available for drawdown as of December 31, 2021, net of bank deposits that would need to be pledged as restricted cash upon utilization of the facilities, amounted to US$33.3 million.

Other than those shown in “—Credit Facilities,” we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2021.

Capital Expenditures

We made capital expenditures of US$0.7 million, US$1.1 million and US$1.6 million in 2019, 2020 and 2021, respectively. In these periods, our capital expenditures were mainly used for the purchase of property and equipment and purchase of software. We will continue to make capital expenditures to support our business.

Material Cash Requirements

Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our bank borrowings, operating lease obligations, purchase obligations and investment commitment obligations.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2021 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations relates to our consolidated financial statements, which have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, see “Notes to Consolidated Financial Statements – Note 2 Principal accounting policies”.

Impairment assessment of goodwill

Nature of estimate: Goodwill is subject to periodic assessments of impairment. We conduct a goodwill impairment test at the reporting unit level annually in the fourth quarter, or more frequently when events or circumstances occur indicating that the recorded goodwill may be impaired. We assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If a qualitative assessment identifies a possible impairment or we impair the assets of a reporting unit, then a quantitative goodwill impairment test is performed. If the carrying value of the reporting unit is above fair value, an impairment loss is recognized in an amount equal to the excess.

We have two reporting units, which include (i) the Marketing Solutions business and (ii) the Enterprise Solutions business. Our consolidated goodwill balance was US$81.7 million as of December 31, 2021, and the goodwill associated with the Marketing Solutions reporting unit and Enterprise Solutions reporting unit was US$53.0 million and US$28.7 million, respectively.

Assumptions: We estimate the fair values of our Marketing Solutions and Enterprise Solutions reporting units using the market approach and the income approach, respectively. The market approach considers revenue multipliers based on market data of comparable companies engaged in similar operations and economic characteristics. The income approach considers a number of factors that include expected future cash flows, revenue growth rates, an estimated terminal value using a terminal year long-term future growth rate, a discount rate, and requires us to make certain assumptions and estimates regarding future profitability of the business. The goodwill impairment assessment is sensitive to our estimates in these factors. Some of the inherent estimates and assumptions used in determining fair value of the reporting units are outside the control of management, including interest rates, cost of capital, tax rates and market multiples on revenue for comparable entities. While we believe we have made reasonable estimates and assumptions to calculate the fair value of the reporting units, it is possible a material change could occur. If our actual results are not consistent with our estimates and assumptions used to calculate fair value, it could result in material impairments of our goodwill. When one of our assumptions relating to these factors decreased/increased by 5% while holding all other assumptions constant, the result of the goodwill impairment assessment would not be impacted and the fair value of the individual reporting units would still be above the respective carrying value.

Based on the annual impairment test conducted for the years ended December 31, 2019, 2020 and 2021, the fair value of the reporting unit exceeded the carrying value, indicating that the goodwill was not impaired. Our estimate of the key assumptions did not change significantly throughout the periods presented.

Fair value determination related to the accounting for business combinations

Nature: We completed business combinations in 2019, 2020 and 2021 which require us to perform purchase price allocations. We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired, including amounts attributed to noncontrolling interests based on their estimated fair values at the date of acquisition. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Allocation of purchase consideration to identifiable assets and liabilities affects our amortization expense, as acquired finite-lived intangible assets are amortized over the useful life, whereas any indefinite lived intangible assets, including goodwill, are not amortized.

Assumptions: In order to recognize the fair values of assets acquired and liabilities assumed, mainly consisting of intangible assets and goodwill, we use various models such as relief-from-royalty and multi-period excess earnings to value intangible assets and discounted cash flow to value goodwill. We make estimates and assumptions about projected future cash flows including sales growth, operating margins, attrition rates, and discount rates based on historical results, business plans, expected synergies, perceived risk and marketplace data considering the perspective of marketplace participants. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may be considered to have indefinite useful lives. For significant acquisitions we may use independent third-party valuation specialists to assist us in determining the fair values of assets acquired and liabilities assumed.

While we believe those expectations and assumptions are reasonable, they are inherently uncertain. Unanticipated market or macroeconomic events and circumstances may occur, which could affect the accuracy or validity of the estimates and assumptions, which could result in subsequent impairments.

Impairment assessment of investments in equity securities without readily determinable fair value

Nature: We measure certain financial instruments at fair value on a nonrecurring basis, consisting primarily of our equity securities without readily determinable fair value. These investments are accounted for under the measurement alternative and are measured at cost, less impairment, subject to upward and downward adjustments resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. These adjustments require quantitative assessments of the fair value of equity securities, primarily using a market approach. These investments are also evaluated for impairment, based on qualitative factors and events including (i) adverse performance of investees; (ii) adverse industry developments affecting investees; and (iii) adverse regulatory, social, economic or other developments affecting investees and (iv) valuation methods and key valuation assumptions and data used in estimating the impairment amounts. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we recognize an impairment loss in net income equal to the difference between the carrying value and fair value. We recognized impairment losses of US$4.0 million for the year ended December 31, 2021.

Assumptions: These judgements include valuation methods and key valuation assumptions and estimates used in estimating impairment amounts. The quantitative assessment requires the use of unobservable inputs, such as selection of comparable companies and multiples, and discount for lack of marketability. For the assessment of impairment based on qualitative factors, it considers the companies’ financial and liquidity position and access to capital resources, among others. When our assessment indicates that an impairment exists, we write down the investment to its fair value. Our estimates of these inputs require subjective management judgment and are inherently uncertain. The fair value of equity securities is sensitive to changes in the unobservable inputs used to determine fair value. While we believe we have made reasonable estimates and assumptions to calculate the fair value of the equity securities, it is possible a material change could occur. As a result, if factors change and different assumptions are used, the fair value of the equity securities could be significantly different from what we recorded in the reporting period. When one of our estimates of a discount for lack of marketability and price-to-sales multiples of comparable companies decreased/increased by 5% while holding all other estimates constant, there would be no significant impact to our consolidated results of operations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jian Tang	45	Chairman of the Board, Chief Executive Officer and Co-Founder
Wing Hong Sammy Hsieh	49	Director and Co-Founder
Lub Bun Chong	55	Director
Matthew Chu Pong Fong	41	Director
Dylan Huang	47	Director
Philip Kan	66	Director
David Zhang	48	Director and Chief Financial Officer

Mr. Jian Tang is our chairman of the board, chief executive officer and co-founder and has served as our chief operating officer since January 2016 and our chief technology officer since November 2016. Mr. Tang has approximately 20 years of experience in digital advertising and is well-known in the area of advertising technologies and big data in China. Prior to joining us, Mr. Tang founded OptAim in 2012, which was later acquired by us in July 2015. Prior to founding OptAim, Mr. Tang was Tencent’s engineering director of Advertising Platform Department who helped initiate and develop Tencent’s programmatic ad exchange platform. Mr. Tang had also served key research and engineering and management roles at Yahoo’s global research and development center, Baidu and Microsoft Research from 2005 to 2011, where he led a number of major technical and research and development projects. Mr. Tang received his doctor’s degree in computer engineering from Tsinghua University. Mr. Tang was named by Campaign Asia as one of the leaders in its Digital A-List in 2016.

Mr. Wing Hong Sammy Hsieh is our director and co-founder and served as our chief executive officer from 2009 to 2019. Prior to founding our company, Mr. Hsieh held senior positions in a number of prominent technology companies. Mr. Hsieh was general manager for Asia Pacific at Efficient Frontier (now an Adobe company), a leading digital performance marketing company in 2008. Prior to that, Mr. Hsieh was director of Search Marketing at Yahoo Hong Kong during 2000 to 2008, during which he oversaw the business operations, including sales, marketing, business development and product management. Mr. Hsieh also held various sales and marketing positions at the LVMH Group and British American Tobacco earlier in his career. Mr. Hsieh received his bachelor’s degree in economics from the University of California, Los Angeles.

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

Mr. David Zhang has served as our director and chief financial officer since January 31, 2022. Prior to joining iClick, Mr. Zhang served in senior management roles and advisory capacities at Big Four accounting firms and conglomerates listed on the Hong Kong and US stock exchanges. He received a bachelor’s degree in accounting from the University of Shanghai for Science and Technology and studied civil law in Peking University. Mr. Zhang is a Member of the Chinese Institute of Certified Public Accountants. He holds qualification as a PRC lawyer.

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

B.	Compensation of Directors and Executive Officers

For the year ended December 31, 2021 we paid an aggregate of approximately US$1.0 million in cash to our executive officers, and we paid an aggregate of approximately US$0.2 million to our non-executive directors. Subject to the requirements under the applicable laws, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and variable interest entity are required by law to make contributions based on the insurance scales set forth by the local government for employees’ pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our Hong Kong subsidiaries are required by the Hong Kong Mandatory Provident Fund Schemes Ordinance to make monthly contributions to the mandatory provident fund scheme in an amount equal to at least 5% of an employee’s salary.

Share Incentive Plans

2018 Plan

Under the 2018 Plan, the maximum number of ordinary shares that may be issued to the beneficiaries is 2,398,137, which have been issued to Arda as trustee to the beneficiaries of the 2018 Plan. As of March 31, 2022, options to purchase 288,973 ordinary shares are outstanding, including vested and unexercised options to purchase 288,973 ordinary shares.

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

The following table summarizes, as of March 31, 2022, the outstanding options granted under the 2018 Plan to our directors, executive officers and other grantees.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Jian Tang	*	0.2687—4.0304	August 1, 2015	August 1, 2025
Other grantees	*	0.3224—20.0000	August 18, 2014 to July 1, 2017	April 13, 2022 to April 1, 2027

*	Less than 1% of our total outstanding ordinary shares.

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

Post-IPO Plan

Under our Post-IPO Plan, previously named as 2017 Share Incentive Plan, which became effective in December 2017, is to promote the success of our business. On September 22, 2018, August 31, 2020, February 26, 2021 and December 31, 2021, our board of directors approved an increase of 1,500,000 Class A ordinary shares, 1,000,000 Class A ordinary shares, 1,000,000 Class A ordinary shares, and 1,500,000 Class A ordinary shares, respectively, to the award pool under the Post-IPO Plan. As a result, the maximum number of ordinary shares which may be issued pursuant to all awards under the Post-IPO Plan will initially be 6,000,000 Class A ordinary shares, plus an annual increase on the first day of each of our fiscal year during the term of the Post-IPO Plan commencing with the fiscal year beginning January 1, 2018, by an amount equal to the least of (i) 0.5% of the total number of Class A ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 150,000 Class A ordinary shares or (iii) such number of Class A ordinary shares as may be determined by our board of directors. All of such shares will be Class A ordinary shares. As of  March 31, 2022, the award pool under the Post-IPO Plan is 6,641,374 Class A ordinary shares. As of March 31, 2022, 697,397 Class A ordinary shares are outstanding under our Post-IPO Plan, representing the shares underlying the unvested 697,397 restricted Class A ordinary shares units.

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

Committees of the Board of Directors

We are a foreign private issuer (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs are listed on the NASDAQ Global Market. Under Section 5615 of the NASDAQ Stock Market Rules, NASDAQ-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by NASDAQ with limited exceptions. Please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares—As a company incorporated in the Cayman Islands, we will adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ corporate governance requirements.” We have established an audit committee, a compensation committee, and a corporate governance and nominating committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee Our audit committee consists of Matthew Chu Pong Fong, Lub Bun Chong, and Dylan Huang, and is chaired by Matthew Chu Pong Fong. Lub Bun Chong, Matthew Chu Pong Fong and Dylan Huang each satisfy the “independence” requirements of the Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that each of Matthew Chu Pong Fong, and Lub Bun Chong qualify as “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee Our corporate governance and nominating committee consists of Philip Kan, Wing Hong Sammy Hsieh and Jian Tang, and is chaired by Philip Kan. Philip Kan satisfies the “independence” requirements of the Listing Rules of the NASDAQ Stock Market. The corporate governance and nominating committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

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

Terms of Directors and Officers

Pursuant to our ninth amended and restated memorandum and articles of association, our board of directors shall have the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the board or as an addition to the existing board (subject to the maximum size limit). Any director so appointed by the board shall hold office only until the next following annual general meeting and shall then be eligible for re-election. Our directors will not be subject to a term of office and will hold their offices until such time as they are removed from office by an ordinary resolution of our shareholders with or without cause, or by the board of directors for cause. “Cause” shall mean a conviction for a criminal offence involving dishonesty or engaging in conduct which brings the director or us into disrepute or which results in material financial detriment to us. In addition, the office of any of our directors shall be vacated if the director (a) resigns his office by notice in writing to our company; (b) becomes of unsound mind or dies; (c) without special leave of absence from our board of directors, is absent from meetings of the board for six consecutive months and the board of directors resolves that his office be vacates; (d) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (e) is prohibited by law from being a director; or (f) ceases to be a director by virtue of any provision of the Statutes or is removed from office pursuant to our memorandum and articles of association.

Pursuant to our ninth amended and restated memorandum and articles of association, any removal or appointment of chairman of the board is subject to shareholder approval by ordinary resolution.

D.	Employees

Employees

As of December 31, 2019, 2020 and 2021, we had a total of 884, 1,145 and 1,192 employees, respectively. The table below provides a breakdown of our employees by function as of December 31, 2021:

	Number of employees	% of Total
Product, technology and data engineering	499	42
Sales, business development and account management	550	46
General and administrative	143	12
Total	1,192	100

As of December 31, 2021, we had a total of 1,192 employees, increased by 4% from 1,145 as of December 31, 2020. The increase primarily resulted from the increase in headcount for product, technology and data engineering function, as we continuously expand and develop our solutions.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2022 by:

•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our total outstanding shares.

As of March 31, 2022, there were 49,484,241 ordinary shares outstanding, par value $0.001 per share, being the sum of 44,449,814 Class A ordinary shares and 5,034,427 Class B ordinary shares. The calculations in the table below are based on 48,113,683 ordinary shares outstanding as of March 31, 2022, comprising (i) 43,079,256 Class A ordinary shares, excluding (x) the 1,093,585.5 Class A ordinary shares held by Arda Holdings Limited underlying the options granted but not yet exercised (whether or not they are vested) and the options reserved for issuance under our 2018 Plan, and (y) the 276,972.5 Class A ordinary shares held by JPMorgan Chase Bank N.A., our depositary, underlying the unvested restricted Class A ordinary shares units under our Post-IPO Plan, and (ii) 5,034,427 Class B ordinary shares outstanding.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days as of March 31, 2022, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A Ordinary	Class B Ordinary	Total Ordinary Shares		Aggregate
	Shares Number	Shares Number	Number	%	Voting Power %
Directors and Executive Officers:
Wing Hong Sammy Hsieh(1)	241,294	2,282,815	2,524,109	5.2%	31.9%
Jian Tang(2)	424,207	2,102,263	2,526,470	5.3%	29.5%
Lub Bun Chong	(i)	—	(i)	(i)%	(i)%
Matthew Chu Pong Fong	(i)	—	(i)	(i)%	(i)%
Dylan Huang	(i)	—	(i)	(i)%	(i)%
Philip Kan	(i)	—	(i)	(i)%	(i)%
David Zhang	(i)	—	(i)	(i)%	(i)%
All directors and executive officers as a group	690,001	4,385,078	5,075,079	10.5%	61.5%

Principal Shareholders:
Bubinga Holdings Limited(1)	—	2,282,815	2,282,815	4.7%	31.8%
Igomax Inc.(3)	396,294	2,102,263	2,498,557	5.2%	29.5%
Baozun Inc.(4)	1,235,734	649,349	1,885,083	4.0%	10.0%
Creative Big Limited(5)	3,589,744	—	3,589,744	7.5%	2.5%
Integrated Asset Management (Asia) Ltd.(6)	3,282,453		3,282,453	6.8	2.3%
Marine Central Limited(7)	2,564,103	—	2,564,103	5.3%	1.8%

Notes:

(i)	Less than 1% of our total outstanding shares.
††

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of March 31, 2022, by the sum of (1) 48,113,683, which is the total number of ordinary shares outstanding as of March 31, 2022; and (2) the number of ordinary shares that such person or group has the right to acquire within 60 days of March 31, 2022.

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

(1)

Represents (a) 2,282,815 Class B ordinary shares held by Bubinga Holdings Limited, a British Virgin Islands company wholly owned by Mr. Wing Hong Sammy Hsieh, and (b) 241,294 Class A ordinary shares held by Mr. Hsieh. The registered office address of Bubinga Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The address of Mr. Wing Hong Sammy Hsieh is 15/F, Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong S.A.R.

(2)

Represents (a) 2,102,263 Class B ordinary shares held by Igomax Inc., a British Virgin Islands company wholly owned by Mr. Jian Tang, (b) 27,913 Class A ordinary shares that are issuable upon exercise of options held in trust by Mr. Tang on behalf of certain consultants of OptAim, and (c) 396,294 Class A ordinary shares held by Igomax Inc..

(3)	Represents (a) 2,102,263 Class B ordinary shares held by Igomax Inc., a British Virgin Islands company wholly owned by Mr. Jian Tang, and (b) 396,294 Class A ordinary shares held by Igomax Inc..

(4)

Represents (a) 1,235,734 Class A ordinary shares  in the form of 2,471,468 ADSs and (b) 649,349 Class B ordinary shares, as reported in the press release contained in the Form 6-K, which was furnished by us to the SEC on January 26, 2021.

(5)

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

(6)

Represents 3,282,453 Class A ordinary shares directly held by Integrated Asset Management (Asia) Ltd., a company incorporated in the British Virgin Island, as reported in the Schedule 13G/A filed by Integrated Asset Management (Asia) Ltd. on February 14, 2022. Mr. Yam Tak Cheung is the sole shareholder and the sole director of Integrated Asset Management (Asia) Ltd. The principal business office of Integrated Asset Management (Asia) Ltd. is 21/F, 88 Gloucester Road, Wan Chai, Hong Kong S.A.R.

(7)

Represents 2,564,103 Class A ordinary shares held by Marine Central Limited, as reported in the Schedule 13G filed by Marine Central Limited on May 6, 2020. Mr. Jianjun Huang is the majority shareholder and the sole director of Marine Central Limited, who possesses power to direct the voting and disposition of the shares beneficially owned by Marine Central Limited.

To our knowledge, as of March 31, 2022, 39,837,472, or 82.8% of our ordinary shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

There were no transactions nor balances with related parties as of and for the years ended December 31, 2019, 2020 and 2021.

Contractual Arrangements with our Variable Interest Entity and its Shareholder

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

In December 2018, the shareholders of our company approved a special resolution to delete certain provisions of our articles of association which can be more efficiently dealt with through our website and with public filings, and to adopt the ninth amended and restated memorandum an articles of association reflecting such changes. The following are summaries of material provisions of our ninth amended and restated memorandum and articles of association, as well as the Companies Act (Revised) insofar as they relate to the material terms of our ordinary shares.

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

Register of Members. Under Cayman Islands law, we must keep a register of members and there should be entered therein:

(a)	the names and addresses of the members;
(b)	a statement of the shares held by each member, and the statement shall:
i.	confirm the amount paid or agreed to be considered as paid on the shares of each member;
ii.	confirm the number and category of shares held by each member;
iii.	confirm whether each relevant category of shares held by a member carries voting rights under our current memorandum and articles of association, and if so, whether such voting rights are conditional;
(c)	the date on which the name of any person was entered on the register as a member; and
(d)	the date on which any person ceased to be a member.

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

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes attached to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of votes cast attached to the ordinary shares. Both ordinary resolutions and special resolutions may also be passed by unanimous written resolutions signed by all the shareholders of our company, as permitted by the Companies Act and our ninth amended and restated memorandum and articles of association. An ordinary resolution will be required for important matters including appointment or removal of the chairman of the board of directors, or removal of any directors (other than “for cause”), etc. A special resolution will be required for fundamental matters including a change of control event, and statutory matters such as merger, a change of name, making changes to our memorandum and articles of association or other matter as required under the laws of the Cayman Islands.

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

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by an ordinary resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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

Therefore, U.S. Holders should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

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

The ADSs are listed on the NASDAQ Global Market, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2020 and 2021 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and our market capitalization, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future, as discussed under “Passive Foreign Investment Company Rules.”.

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

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. In that case, we may, however, be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “Treaty”). If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described above. Dividend distributions with respect to our ordinary shares or ADSs generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. Subject to the limitations and conditions provided in the Code and the applicable U.S. Treasury Regulations, a Holder may be able to claim a foreign tax credit against its U.S. federal income tax liability in respect of any PRC income taxes withheld at the appropriate rate applicable to the U.S. Holder from a dividend paid to such U.S. Holder. As a result of recent changes to the U.S. foreign tax credit rules, for taxable years beginning after December 28, 2021, any PRC withholding tax generally will need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. Holder, except in the case of a U.S. Holder that is eligible for, and properly claims, the benefits of the Treaty. We have not determined whether these requirements have been met, and, accordingly, no assurance can be given that any PRC withholding tax will be creditable. Alternatively, a U.S. Holder may be able to elect to deduct PRC withholding taxes in computing such U.S. Holder’s taxable income (provided that the U.S. Holder elects to deduct, rather than credit, all foreign income taxes paid or accrued for the relevant taxable year). The availability and calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions for foreign taxes, involves the application of complex rules that also depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit or the deductibility of foreign taxes under their particular circumstances.

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

Gain, if any, realized by a U.S. Holder on the sale or other disposition of the ADSs or ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a PRC withholding tax is imposed on the sale or disposition of the shares, a U.S. Holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such PRC taxes. However, in the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, we may be eligible for the benefits of the Treaty, in which case, such gain may be treated as PRC source gain under the Treaty. In addition, as a result of recent changes to the foreign tax credit rules, for taxable years beginning after December 28, 2021, any PRC withholding tax imposed on the sale or other disposition of the ADSs or ordinary shares is unlikely to be treated as creditable, unless the U.S. Holder is eligible for, and properly claims, the benefits of the Treaty. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the ADSs or ordinary shares.

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

We expect to derive sufficient active revenues and to have sufficient active assets, so that we will not be classified as a PFIC for the current taxable year or in the foreseeable future. However, because the PFIC tests must be applied each year, and the composition of our income and assets and value of our assets (which may be determined by reference to the market value of our ADSs) may change, and because the treatment of VIE for U.S. federal income tax purposes is not entirely clear, it is possible that we may become a PFIC in the current or a future year. In the event that, contrary to our expectation, we are classified as a PFIC in any year and a U.S. Holder does not make a mark-to-market election, as described in the following paragraph, the holder will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us and gain that the holder recognizes on the sale of our ordinary shares or ADSs. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period that the U.S. Holder holds its ordinary shares or ADSs. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of his or her ordinary shares or ADSs at death.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.govthat contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

For a list of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year over year percent change in the consumer price index for 2019 , 2020 and 2021 were increases of 2.9%, 2.5% and 0.9%, respectively.

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

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debts, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us. For U.S. dollars against Renminbi, there was appreciation of approximately appreciation of approximately 5.0%，appreciation of approximately 0.5% and depreciation of approximately 7.2% in 2019, 2020 and 2021, respectively

As of December 31, 2021, we had Renminbi-denominated cash and cash equivalents, accounts receivable, prepaid cost and deferred revenue of RMB111.7 million, RMB 1,205.2 million, RMB 229.3 million and RMB 117.9 million, respectively. We estimate that a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2021 would result in a change of our holding U.S. dollar equivalents of US$1.6 million, US$17.2 million, US$3.3 million and US$1.7 million for cash and cash equivalents, accounts receivable, prepaid cost and deferred revenue, respectively. In addition, we estimate that a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2021 would result in a decrease of US$29.4 million and US$24.8 million in our net revenues and cost of revenues in 2021.

Certain of our operating activities are transacted in HK dollars. We consider the foreign exchange risk in relation to transactions denominated in HK dollars with respect to U.S. dollars is not significant as HK dollar is pegged to U.S. dollar.

Interest Rate Risk

Our main interest rate exposure relates to bank borrowings. We also have interest-bearing assets, including cash and cash equivalents, short-term investments and restricted cash. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. 0.1% of the aggregate principal outstanding amount of our bank borrowings as of December 31, 2021 was at floating rates.

As of December 31,2021, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, our net loss would have been US0.001 million higher/lower, respectively. These were mainly as a result of higher/lower interest expense for our bank borrowings at floating rates.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary. For the year ended December 31, 2021, we received US$0.4 million reimbursement, after deduction of applicable U.S. taxes, from the depositary.

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

For the period from December 21, 2017, the date that the Form F-1 was declared effective by the SEC, to December 31, 2021, we had used the net proceeds from our initial public offering as follows:

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

For the period from July 15, 2019, the date that the registration statement on Form F-3 was declared effective by the SEC, to December 31, 2021, we had used the net proceeds from our follow-on offering as follows:

•

approximately US$45 million for working capital and other general corporate purpose and for investment, acquisition and business collaboration opportunities that complement or enhance our existing operations and are strategically beneficial to our long-term goals.

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

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2021. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2021. We have excluded Sky Gem International Limited from our assessment of internal control over financial reporting as of December 31, 2021, because it was acquired by us in a purchase price combination in 2021. Sky Gem International Limited is a partially owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent less than 1%, respectively, of our related consolidated financial statement amounts as of and for the year ended December 31, 2021. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2021, our internal control over financial reporting was not effective. We and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. These two material weaknesses identified relate to (1) the lack of sufficient accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements, and (2) the lack of an up-to-date manual of accounting policies and procedures to facilitate preparation of U.S. GAAP financial statements, which could result in adjustments to U.S. GAAP not identified in a timely and complete manner, causing material misstatements in the Company's financial reporting. To remediate these two weaknesses, we have adopted the following measures to improve our internal control over financial reporting.

•

We hired additional personnel with managerial positions in our finance department with an appropriate understanding of and work experience involving U.S. GAAP and SEC reporting requirements. We will continue to put effort in hiring additional personnel with an appropriate understanding of and work experience involving U.S. GAAP and SEC reporting requirements to ensure there are sufficient resources in the financial reporting functions.

•	Besides, we established clear roles and responsibilities for financial reporting and accounting personnel to address complex accounting and financial reporting issues.
•

Furthermore, we sponsored our existing financial reporting and accounting personnel to complete external courses relating to U.S. GAAP and SEC reporting such that the financial reporting and accounting personnel can earn the necessary credentials to be qualified as certified public accountants in the U.S.

•

We are also establishing an ongoing program to provide sufficient and additional appropriate training to our financial reporting and accounting staff, especially trainings related to U.S. GAAP and SEC financial reporting requirements. For instance, we continue to require our existing financial reporting and accounting personnel to regularly attend U.S. GAAP and SEC reporting requirement training and workshops hosted by external organizations at least on an annual basis.

•

In addition, we have formalized the procedures and controls regarding the financial reporting process and developed and implemented a comprehensive set of U.S. GAAP policies and standardized financial reporting procedures, including a manual of accounting policies and financial reporting checklists, to allow early detection, prevention and resolution of potential misstatements. However, we are in the process of hiring additional financial reporting and accounting personnel to timely update the manual of accounting policies, and properly prepare and review financial statements and related footnote disclosures based on U.S. GAAP and SEC reporting requirements.

We are fully committed to continue to implement measures to remediate our material weaknesses in our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers, has audited the effectiveness of our internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting

Other than the above, there have not been any changes in our internal control over financial reporting in the year ended December 31, 2021, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[Reserved]
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

	2020	2021
	(US$ in thousands)
Audit fees (1)	1,220	1,570
Tax fees (2)	18	21
Audit related fees (3)	295	489

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs in 2021:

Period	(a)Total Number of ADSs Purchased	(b)Average Price Paid per ADS (US$)(1)	(c) Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(3)	(d) Approximately Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs (in US$ million)(3)
January 2021	—	—	—	14.77
February 2021	—	—	—	14.77
March 2021	90,768	11.9085	90,768	13.69
April 2021	—	—	—	13.69
May 2021	249,906	11.6530	249,906	10.78
June 2021	282,735	11.3717	282,735	7.56
July 2021	—	—	—	7.56
August 2021	—	—	—	17.56
September 2021	—	—	—	17.56
October 2021	227,549	6.9974	227,549	15.97
November 2021	—	—	—	15.97
December 2021	358,960	5.2540	358,960	14.08
Total	1,209,918	8.8324	1,209,918	14.08

(1)	Two ADSs represent one Class A ordinary share. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.
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

(3)

On December 10, 2020, we further announced a share repurchase program in which we may purchase our own ADSs with an aggregate value of up to US$15 million from December 30, 2020 to December 31, 2021. On August 25, 2021, we announced the upsize of share repurchase program by US$10 million from US$15 million to US$25 million from December 30, 2020 to December 31, 2021. We expect to effect the proposed share repurchase on the open market at prevailing market prices, in negotiated transactions off the market, and/or in other legally permissible means from time to time as market conditions warrant in compliance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, at times and in such amounts as we deem appropriate. The share repurchase program does not obligate us to acquire any particular number of ADSs and may be suspended, terminated or extended at any time at our discretion without prior notice.

(4)

On December 22, 2021, we announced a share repurchase program in which we may purchase its own ADSs with an aggregate value of up to US$20 million from January 1, 2022 to December 31, 2022. We expect to effect the proposed share repurchase on the open market at prevailing market prices, in negotiated transactions off the market, and/or in other legally permissible means from time to time as market conditions warrant in compliance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, at times and in such amounts as the we deem appropriate. The share repurchase program does not obligate us to acquire any particular number of ADSs and may be suspended, terminated or extended at any time at our discretion without prior notice.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to “Item 18. Financial Statements.”.

ITEM 18.	FINANCIAL STATEMENTS

See pages beginning on page F-1 in this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

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

4.1*	English translation of Exclusive Business Cooperation Agreement between iClick Beijing, OptAim Network and Zhiyunzhong dated November 1, 2021

4.2*	English translation of Third Amended and Restated Exclusive Call Option Agreement among iClick Beijing, OptAim Network and the shareholders of OptAim Network dated November 1, 2021

4.3*	English translation of Third Amended and Restated Equity Pledge Agreement among iClick Beijing, OptAim Network and the shareholders of OptAim Network dated November 1, 2021

4.4*	English translation of Irrevocable Power of Attorney granted by the Jian Tang dated November 1, 2021

4.5*	English translation of Spousal Consent granted by Xinyu Fan dated November 1, 2021

4.6	2018 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form S-8 (file No. 333-225568) filed with the Securities and Exchange Commission on June 12, 2018)

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

iClick Interactive Asia Group Limited

	By:	/s/ Jian Tang
	Name:	Jian Tang
	Title:	Chairman of the Board, Chief Executive Officer

Date: April 29, 2022

iCLICK INTERACTIVE ASIA GROUP LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of iClick Interactive Asia Group Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of iClick Interactive Asia Group Limited and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to the lack of sufficient financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and Securities and Exchange Commission reporting requirements, and the lack of an up-to-date manual of accounting policies and procedures to facilitate preparation of U.S. GAAP financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on financial instruments in 2020.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express  opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Sky Gem International Limited from its assessment of internal control over financial reporting as of December 31, 2021, because it was acquired by the Company in a purchase business combination during 2021. We have also excluded Sky Gem International Limited from our audit of internal control over financial reporting. Sky Gem International Limited is a partially-owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent less than 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2021.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill impairment assessment

As described in Notes 2(q) and 13 to the consolidated financial statements, the Company’s consolidated goodwill balance was US$81.7 million as of December 31, 2021, and the goodwill associated with the Marketing Solutions reporting unit and Enterprise Solutions reporting unit was US$53.0 million and US$28.7 million respectively. Management conducts a goodwill impairment test at the reporting unit level annually in the fourth quarter, or more frequently when events or circumstances occur indicating that the recorded goodwill may be impaired. The Company compares the fair value of each reporting unit to its carrying value, with an impairment charge recorded for the amount by which the carrying amount exceeds the reporting unit’s fair value up to a maximum amount of the goodwill balance for the reporting unit. For evaluation of reporting units using a quantitative assessment, the fair values of the Marketing Solutions reporting unit and the Enterprise Solutions reporting unit were estimated using a market approach and an income approach, respectively. Under the market approach, the Company estimates the fair value of the Marketing Solutions reporting unit based on market multiples of current year revenue for the reporting unit. Under the income approach, the Company estimates the fair value of the Enterprise Solutions reporting unit based on the discounted cash flow method derived from the reporting unit’s long-term forecasts which included a five-year future cash flow projection and an estimated terminal value. Estimating fair value of individual reporting units requires the exercise of significant management judgment, including judgment in a market approach about the use of significant assumptions with respect to multiples of revenues for comparable entities with similar operations and economic characteristics, and judgment in an income approach about appropriate revenue growth rates, an estimated terminal value using a terminal year long-term future growth rate and a discount rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment is a critical audit matter are (i) the significant judgment by management when estimating the fair value measurements of the reporting units; (ii) a high degree of auditor judgment, subjectivity, and significant audit effort in performing procedures and evaluating audit evidence related to management's identification of comparable entities with similar operations and economic characteristics and their corresponding multiples of revenues for the Marketing Solutions reporting unit, and management’s cash flow projections and significant assumptions related to the revenue growth rates, the estimated terminal value using a terminal year long-term future growth rate and a discount rate for the Enterprise Solutions reporting unit; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the estimation of the fair value of the Company's reporting units. These procedures also included, among others (i) testing management’s process for estimating the fair value of the reporting units; (ii) evaluating the appropriateness of the income approach model (discounted cash flow method) and the market approach model (market multiple method); (iii) testing the completeness, accuracy and relevance of the underlying data used in the models in estimating the fair value of the reporting units; and (iv) evaluating the reasonableness of management's identification of comparable entities with similar operations or economic characteristics and their corresponding multiples of revenues for the Marketing Solutions reporting unit; and the significant assumptions used by management in the cash flow projections related to the revenue growth rates, the estimated terminal value using a terminal year long-term future growth rate and the discount rate for the Enterprise Solutions reporting unit. Evaluating the reasonableness of the significant assumptions used by management in estimating the fair value of (i) the Marketing Solutions reporting unit and (ii) the Enterprise Solutions reporting unit, respectively, involved (i) evaluating the nature of operations and economic characteristics of comparable entities identified by management and comparing the multiples of revenues to the current trading multiple of the Company, as well as to external market data, and (ii) evaluating whether the significant assumptions used by management in the cash flow projections, related to the revenue growth rates, the estimated terminal value using a terminal year long-term future growth rate and the discount rate, were reasonable considering the current and past performance of the reporting unit; the consistency with external market and industry data; and whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the valuation methods, (ii) the reasonableness of certain significant assumptions, related to the discount rate and terminal growth rate assumption, for the estimation of fair value of the Enterprise Solutions reporting unit, and (iii) the reasonableness of management's identification of comparable entities with similar operations or economic characteristics and their corresponding multiples of revenues for the Marketing Solutions reporting unit.

Impairment assessment of investments in equity securities without readily determinable fair value

As described in Notes 2(m) and 8 to the consolidated financial statements, the Company's investments in equity securities without readily determinable fair value amounted to US$12.1 million as of December 31, 2021. For equity investments without readily determinable fair value, the Company has elected to use the measurement alternative to measure its equity investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Management makes a qualitative assessment as to whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, management estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in net income equal to the difference between the carrying value and fair value. Significant judgment is applied by management in (i) determining whether the investments in equity securities without readily determinable fair value are impaired and (ii) estimating the impairment amount if an impairment exists. These judgments consider various factors and events including (a) adverse performance of investees; (b) adverse industry developments affecting investees; and (c) adverse regulatory, social, economic or other developments affecting investees; and (d) valuation methods and key valuation assumptions and data used in estimating the impairment amounts. Key valuation assumptions mainly comprised selection of comparable companies and multiples, and discount for lack of marketability. The Company recognized impairment losses of US$4.0 million for the year ended December 31, 2021.

The principal considerations for our determination that performing procedures relating to the impairment assessment of investments in equity securities without readily determinable fair value is a critical audit matter are the significant judgments by management in (i) making the qualitative assessment of whether investments in equity securities are impaired and (ii) estimating the impairment amount if an impairment exists. This in turn led to significant auditor judgment, subjectivity and effort in (i) performing procedures to evaluate the reasonableness of significant judgments management applied in determining whether the investments in equity securities are impaired; (ii) performing procedures to evaluate the reasonableness of valuation methods and key assumptions and data management used in estimating the impairment amounts; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment of investments in equity securities without readily determinable fair value, including controls over the qualitative assessment of whether investments in equity securities are impaired and the determination of the fair value of these equity securities. These procedures also included, among others, (i) testing management’s process for determining whether the investments in equity securities without readily determinable fair value are impaired by assessing the investees’ performance data as well as other relevant market information considered by management; and (ii) evaluating management's estimation of the impairment amount if an impairment exists by evaluating the appropriateness of the valuation methods and the reasonableness of key valuation assumptions and data used by management in estimating the impairment amounts. In performing these procedures, factors being considered include (a) the investee’s current and past performances, (b) the consistency with industry and third party data, and (c) whether these assumptions and related estimates were consistent with evidence obtained in other areas of the audit.

In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

/s/PricewaterhouseCoopers

Hong Kong

April 29, 2022

We have served as the Company’s auditor since 2016.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 AND 2021

(US$’000, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2020	2021
Assets
Current assets
Cash and cash equivalents	5	52,232	41,443
Time deposits	5	89	11,128
Restricted cash	6	42,145	36,146
Short-term investments	2(k)	23,720	7,771
Amount due from an equity investee	7(b)	218	276
Accounts receivable, net of allowance for credit losses of US$11,749 and US$22,786 as of December 31, 2020 and 2021, respectively	9	143,142	187,261
Rebates receivable		10,964	5,575
Prepaid media costs		34,528	36,709
Other current assets	10	14,138	24,957
Total current assets		321,176	351,266

Non-current assets
Deferred tax assets	23(e)	953	1,185
Property and equipment, net	11	1,113	1,931
Investment in an equity investee	7(a)	460	354
Prepayments for long-term investments	8	2,924	-
Other long-term investments	8	8,651	12,114
Intangible assets, net	12	56,431	53,713
Goodwill	13	74,419	81,674
Right-of-use assets	14	3,421	3,834
Other assets	10	567	1,663
Total non-current assets		148,939	156,468

Total assets		470,115	507,734

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2020 AND 2021

(US$’000, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2020	2021
Liabilities and equity
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entity (“VIE”) and its subsidiaries without recourse to the Company of US$371 and US$2,262 as of December 31, 2020 and 2021, respectively)		43,140	66,587
Deferred revenue (including deferred revenue of the consolidated VIE and its subsidiaries without recourse to the Company of US$644 and US$88 as of December 31, 2020 and 2021, respectively)	15	28,199	22,802
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$1,519 and US$1,444 as of December 31, 2020 and 2021, respectively)	16	29,331	29,735
Lease liabilities (including lease liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$298 and US$295 as of December 31, 2020 and 2021, respectively)	14	1,955	2,141
Bank borrowings (including bank borrowing of the consolidated VIE and its subsidiaries without recourse to the Company of US$457 and US$1,889 as of December 31, 2020 and 2021, respectively)	17	56,040	75,530
Income tax payable (including income tax payable of the consolidated VIE and its subsidiaries without recourse to the Company of US$483 and US$575 as of December 31, 2020 and 2021, respectively)		4,182	4,050
Total current liabilities		162,847	200,845

Non-current liabilities
Contingent consideration payable	4(d)	7,755	-
Lease liabilities (including lease liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$186 and US$89 as of December 31, 2020 and 2021, respectively)	14	1,373	1,463
Deferred tax liabilities (including deferred liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$146 and US$99 as of December 31, 2020 and 2021, respectively)	23(e)	14,156	13,378
Other liabilities	16	4,896	459
Total non-current liabilities		28,180	15,300

Total liabilities		191,027	216,145

Commitments and contingencies	27

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2020 AND 2021

(US$’000, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2020	2021
Equity
Ordinary shares – Class A (80,000,000 shares authorized as of December 31, 2020 and 2021, respectively; 40,996,215 and 42,865,515 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	19	41	43
Ordinary shares – Class B (20,000,000 shares authorized as of December 31, 2020 and 2021, respectively; 4,820,608 and 5,034,427 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	19	5	5
Treasury shares (2,396,372 and 2,323,802 shares as of December 31, 2020 and 2021, respectively)	19	(10,341)	(20,908)
Additional paid-in capital		492,400	525,508
Statutory reserves		81	81
Accumulated other comprehensive (losses)/income		(2,478)	860
Accumulated deficit		(207,606)	(221,237)
Total iClick Interactive Asia Group Limited shareholders’ equity		272,102	284,352
Non-controlling interests		6,986	7,237
Total equity		279,088	291,589

Total liabilities and equity		470,115	507,734

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(US$’000, except share data and per share data, or otherwise noted)

		For the years ended December 31,
	Note	2019	2020	2021
Net revenues		199,408	254,745	307,702
Cost of revenues		(142,703)	(181,482)	(218,549)
Gross profit		56,705	73,263	89,153
Operating expenses
Research and development expenses		(5,574)	(5,349)	(9,527)
Sales and marketing expenses		(42,968)	(38,028)	(52,872)
General and administrative expenses		(20,304)	(31,648)	(39,643)
Total operating expenses		(68,846)	(75,025)	(102,042)
Operating loss		(12,141)	(1,762)	(12,889)
Interest income		537	1,297	824
Interest expense		(1,915)	(2,650)	(4,089)
Other gains, net	22	2,992	5,852	2,203
Fair value losses on derivative liabilities	18	-	(11,466)	-
Fair value gains/(losses) on convertible notes	18	133	(4,433)	-
Loss before share of loss from an equity investee and income tax expense		(10,394)	(13,162)	(13,951)
Share of loss from an equity investee	7(a)	(408)	(111)	(107)
Income tax expense	23	(47)	(1,633)	(2,540)
Net loss		(10,849)	(14,906)	(16,598)
Net loss attributable to non-controlling interests		1,246	2,288	2,967
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders		(9,603)	(12,618)	(13,631)
Net loss		(10,849)	(14,906)	(16,598)
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of US$nil tax		(1,700)	5,274	3,484
Comprehensive loss		(12,549)	(9,632)	(13,114)
Comprehensive loss attributable to non-controlling interests		1,334	2,015	2,823
Comprehensive loss attributable to iClick Interactive Asia Group Limited		(11,215)	(7,617)	(10,291)
Net loss per share attributable to iClick Interactive Asia Group Limited
- Basic	24	(0.34)	(0.32)	(0.28)
- Diluted	24	(0.34)	(0.32)	(0.28)
Weighted average number of ordinary shares used in per share calculation:
- Basic	24	28,583,548	39,368,436	48,187,235
- Diluted	24	28,583,548	39,368,436	48,187,235

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(US$’000, except share data and per share data, or otherwise noted)

	Ordinary shares		Treasury shares
	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Statutory reserves	Accumulated other comprehensive losses	Total iClick Interactive Asia Group Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balance as of December 31, 2018	27,986,700	28	1,363,860	(576)	293,072	(181,413)	81	(5,867)	105,325	1,315	106,640
Reissuance of treasury shares upon exercise of employee share options and vesting of RSUs	269,943	1	(269,943)	132	182	-	-	-	315	-	315
Convertible notes transaction expenses in form of share- based awards (Note 21(c))	-	-	-	-	3,298	-	-	-	3,298	-	3,298
Share-based compensation expenses	-	-	-	-	2,115	-	-	-	2,115	-	2,115
Issuance of shares upon vesting of RSUs	23,750	-	-	-	-	-	-	-	-	-	-
Business combinations	-	-	-	-	-	-	-	-	-	11,815	11,815
Contribution from non-controlling interests	-	-	-	-	1,023	-	-	-	1,023	1,882	2,905
Capital injection in a subsidiary	-	-	-	-	1,223	-	-	-	1,223	(1,223)	-
Repurchase of ordinary shares	-	-	650,956	(4,414)	-	-	-	-	(4,414)	-	(4,414)
Issuance of ordinary shares upon conversion of convertible notes	410,242	-	-	-	4,431	-	-	-	4,431	-	4,431
Net loss for the year	-	-	-	-	-	(9,603)	-	-	(9,603)	(1,246)	(10,849)
Foreign currency translation	-	-	-	-	-	-	-	(1,612)	(1,612)	(88)	(1,700)
Balance as of December 31, 2019	28,690,635	29	1,744,873	(4,858)	305,344	(191,016)	81	(7,479)	102,101	12,455	114,556

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(US$’000, except share data and per share data, or otherwise noted)

	Ordinary shares		Treasury shares
	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Statutory reserves	Accumulated other comprehensive losses	Total iClick Interactive Asia Group Limited shareholders’ equity	Non- controlling interests	Total equity
Balance as of December 31, 2019	28,690,635	29	1,744,873	(4,858)	305,344	(191,016)	81	(7,479)	102,101	12,455	114,556
Cumulative effect of adoption of new accounting standard (Note 2(j))	-	-	-	-	-	(3,972)	-	-	(3,972)	-	(3,972)
Reissuance of treasury shares upon exercise of employee share options and vesting of RSUs	546,340	1	(546,340)	194	1,110	-	-	-	1,305	-	1,305
Share-based compensation expense	-	-	-	-	6,249	-	-	-	6,249	-	6,249
Issuance of shares upon vesting of RSUs	171,932	-	-	-	-	-	-	-	-	-	-
Repurchase of ordinary shares	-	-	397,839	(5,677)	-	-	-	-	(5,677)	-	(5,677)
Issuance of ordinary shares but held as treasury shares	-	-	800,000	-	-	-	-	-	-	-	-
Capital injection in a subsidiary (Note 1(a)(iv))	-	-	-	-	1,716	-	-	-	1,716	(1,716)	-
Purchase of interests in subsidiaries from non- controlling interests (Notes 1(a)(iv), (v))	313,011	-	-	-	2,795	-	-	-	2,795	(9,798)	(7,003)
Issuance of ordinary shares upon share offerings (Note 1(c))	5,546,007	5	-	-	71,912	-	-	-	71,917	-	71,917
Issuance of ordinary shares pursuant to convertible notes conversion (Note 21(c))	6,776,204	7	-	-	68,888	-	-	-	68,895	-	68,895
Business combinations (Note 4(c)(d))	3,772,694	4	-	-	34,386	-	-	-	34,390	7,987	42,377
Contribution from non-controlling interests (Note 1(a)(iii))	-	-	-	-	-	-	-	-	-	73	73
Net loss for the year	-	-	-	-	-	(12,618)	-	-	(12,618)	(2,288)	(14,906)
Foreign currency translation	-	-	-	-	-	-	-	5,001	5,001	273	5,274
Balance as of December 31, 2020	45,816,823	46	2,396,372	(10,341)	492,400	(207,606)	81	(2,478)	272,102	6,986	279,088

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(US$’000, except share data and per share data, or otherwise noted)

	Ordinary shares		Treasury shares
	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Statutory reserves	Accumulated other comprehensive (losses)/income	Total iClick Interactive Asia Group Limited shareholders’ equity	Non- controlling interests	Total equity
Balance as of December 31, 2020	45,816,823	46	2,396,372	(10,341)	492,400	(207,606)	81	(2,478)	272,102	6,986	279,088
Reissuance of treasury shares upon exercise of employee share options and vesting of RSUs	677,530	1	(677,530)	120	540	—	—	—	661	—	661
Share-based compensation expense	—	—	—	—	11,969	—	—	—	11,969	—	11,969
Issuance of shares upon vesting of RSUs	572,500	—	—	—	—	—	—	—	—	—	—
Repurchase of ordinary shares	—	—	604,960	(10,687)	—	—	—	—	(10,687)	—	(10,687)
Issuance of ordinary shares upon subscription from Baozun Inc. (Notes 1(d) and 21(d))	649,349	1	—	—	18,539	—	—	—	18,540	—	18,540
Issuance of ordinary shares upon settlement for contingent consideration payable (Note 4(d))	183,740	—	—	—	2,060	—	—	—	2,060	—	2,060
Business combination (Note 4(e))	—	—	—	—	—	—	—	—	—	3,072	3,072
Net loss for the year	—	—	—	—	—	(13,631)	—	—	(13,631)	(2,967)	(16,598)
Foreign currency translation	—	—	—	—	—	—	—	3,338	3,338	146	3,484
Balance as of December 31, 2021	47,899,942	48	2,323,802	(20,908)	525,508	(221,237)	81	860	284,352	7,237	291,589

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(US$’000, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2019	2020	2021
Cash flows from operating activities
Net loss	(10,849)	(14,906)	(16,598)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation of property and equipment	334	381	648
Amortization of intangible assets	4,774	4,189	3,238
Amortization of right-of-use assets	1,548	1,930	2,785
(Gains)/losses on disposals of property and equipment	(2)	3	(16)
Allowance for credit losses on accounts receivable	1,995	6,587	12,424
Accounts receivable written off	-	(2,621)	(1,669)
Allowance for credit losses on loans and interest receivable	-	-	289
Convertible notes transaction expenses in form of non-employee warrant award	3,298	-	-
Other convertible notes transaction expenses	1,258	-	-
Other share-based compensation expenses	2,115	6,249	11,969
Share-based compensation expenses in relation to the to ordinary shares upon subscription from Baozun Inc.	-	-	1,530
Fair value losses on derivative liabilities	-	11,466	-
Fair value (gains)/losses on convertible notes	(133)	4,433	-
Fair value (gains)/losses on short-term investments	(107)	(1,404)	316
Impairment on long-term investments	-	-	4,038
Fair value changes on contingent consideration payables	-	-	(418)
Deferred tax	(1,083)	(1,151)	(905)
Share of losses from an equity investee	408	111	107
Changes in operating assets and liabilities, net
Accounts receivable	(85,382)	1,996	(58,615)
Prepayments and other assets	(5,490)	(1,426)	3,333
Rebates receivables	(1,602)	(4,987)	5,626
Prepaid media costs	(6,735)	(8,383)	(1,463)
Accounts payable	61,318	(23,345)	23,447
Accrued liabilities and other current liabilities	3,862	3,392	(1,504)
Deferred revenue	722	265	(5,323)
Income tax payable	1,001	(121)	(80)
Income tax recoverable	-	(55)	7
Lease liabilities	(1,389)	(2,173)	(2,781)
Amount due from an equity investee	(155)	(63)	(58)
Net cash used in operating activities	(30,294)	(19,633)	(19,673)

Cash flows from investing activities
Purchase of property and equipment	(474)	(556)	(1,386)
Purchase of intangible assets	(232)	(575)	(203)
Redemption/(purchase) of short-term investments	17,599	(22,267)	15,633
Investment in an equity investee	(566)	(412)	-
Purchase of other long-term investments	(1,000)	(7,129)	(4,108)
Prepayment for long-term investment costs	(1,000)	(1,901)	(394)
(Purchase)/redemption of time deposits	(410)	321	(11,039)
Acquisition of businesses, net of cash received	(7,171)	6,226	(10,007)
Loan to third parties	-	(1,400)	(17,303)
Repayment of loan from third parties	-	-	6,400
Proceeds from disposals of property and equipment	16	-	17
Net cash provided by/(used in) investing activities	6,762	(27,693)	(22,390)

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(US$’000, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2019	2020	2021
Cash flows from financing activities
Proceeds from exercise of share options	315	1,305	661
Proceeds from bank borrowings	140,507	180,511	248,784
Repayments of bank borrowings	(111,986)	(165,131)	(231,025)
Proceeds from issuance of convertible notes, net of transaction expenses	28,742	19,184	-
Redemption of convertible notes	(11,265)	(15,196)	-
Contribution from non-controlling interests	2,905	73	-
Repurchase of ordinary shares	(4,414)	(5,677)	(10,687)
Net proceeds from issuance of ordinary shares upon share offerings	-	71,917	-
Net proceeds from issuance of ordinary shares upon subscription from Baozun Inc.	-	-	17,010
Purchase of interests in subsidiaries from non-controlling interests	-	(7,003)	-
Net cash provided by financing activities	44,804	79,983	24,743

Net increase/(decrease) in cash and cash equivalents and restricted cash	21,272	32,657	(17,320)
Cash and cash equivalents and restricted cash at the beginning of year	39,828	60,706	94,377
Effect on exchange rate changes on cash and cash equivalents and restricted cash	(394)	1,014	532
Cash and cash equivalents and restricted cash at the end of year	60,706	94,377	77,589
Reconciliation of cash and cash equivalents and restricted cash within the consolidated balance sheets to the amounts shown in the consolidated statements of cash flows above:
Cash and cash equivalents	36,854	52,232	41,443
Restricted cash, current	23,852	42,145	36,146
	60,706	94,377	77,589

Supplemental disclosure of cash flow information:
Interests paid	(2,109)	(2,545)	(3,922)
Cash paid for income taxes	(130)	(2,960)	(3,677)

Supplemental schedule of non-cash investing and financing activities:
Convertible notes transaction expenses in form of share-based awards	3,298	-	-
Fair value (gains)/losses on convertible notes	(133)	4,433	-
Fair value losses on derivative liabilities	-	11,466	-
Issuance of ordinary shares upon conversion of convertible notes	4,431	68,895	-
Issuance of ordinary shares upon acquisition of subsidiaries	-	42,377	-
Issuance of convertible notes upon exercise of call option	-	11,466	-
Issuance of ordinary shares upon settlement for contingent consideration payable	-	-	2,060
Transfer of prepayments for long-term investments to other long-term investments	-	-	7,023

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities

(a)	Organization and nature of operation

iClick Interactive Asia Group Limited (the “Company”) and its subsidiaries are collectively referred to as the Group. The Company was incorporated under the law of Cayman Islands as a limited company on February 3, 2010. The Group has been principally engaged in the provision of online advertising services (“Marketing Solutions”) since then. Starting from January 1, 2019, the Group is also engaged in the provision of software and data analytical tool licenses, customer relationship management solutions, and digitalized operational solutions (“Enterprise Solutions”). The Group’s principal operations and geographic market are in Greater China and have offices in Hong Kong and The People’s Republic of China (“the PRC”). There are also sales teams in Singapore and the United Kingdom.

The accompanying consolidated financial statements include the financial statements of the Company, its principal subsidiaries and consolidated VIE and the VIE’s subsidiaries (defined in Note 1(b)) as follows:

Name	Relationship	Effective interest held through equity ownership/ contractual arrangements (Note (i))	Date of incorporation/ establishment	Place of incorporation/ establishment	Principal activities

Tetris Media Limited	Subsidiary	100%	July 2007	Hong Kong	Investment holding
iClick Interactive Asia Limited	Subsidiary	100%	December 2008	Hong Kong	Online advertising, SaaS products and services
China Search (Asia) Limited	Subsidiary	100%	September 2010	Hong Kong	Online advertising
iClick Interactive (Singapore) Pte. Ltd.	Subsidiary	100%	January 2011	Singapore	Online advertising
iClick Data Technology (Beijing) Limited (“Beijing WFOE”)	Subsidiary	100%	January 2011	The PRC	Online advertising, SaaS products and services
Search Asia Technology (Shenzhen) Co., Ltd.	Subsidiary	100%	January 2011	The PRC	Online advertising
Performance Media Group Limited	Subsidiary	100%	January 2013	Hong Kong	Online advertising
Addoil Broadcasts Limited (“Addoil”)	Subsidiary	100%	January 2013	Hong Kong	Developing and operating mobile application
CMRS Digital Solutions Limited	Subsidiary	100%	April 2008	Hong Kong	Online advertising, SaaS products and services
Beyond Digital Solutions Limited	Subsidiary	100%	April 2010	Hong Kong	Online advertising, SaaS products and services
CruiSo Digital Solutions Limited	Subsidiary	100%	May 2011	Hong Kong	Online advertising, SaaS products and services
Tetris Information Technology (Shanghai) Co., Ltd.	Subsidiary	100%	April 2008	The PRC	Online advertising, SaaS products and services
OptAim (Beijing) Information Technology Co., Ltd. (“OptAim WFOE”)	Subsidiary	100%	November 2014	The PRC	Online advertising, SaaS products and services

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities (Continued)

(a)	Organization and nature of operation (Continued)

The accompanying consolidated financial statements include the financial statements of the Company, its principal subsidiaries and consolidated VIE and the VIE’s subsidiaries (defined in Note 1(b)) as follows: (Continued)

Name	Relationship	Effective interest held through equity ownership/ contractual arrangements (Note (i))	Date of incorporation/ establishment	Place of incorporation/ establishment	Principal activities

Anhui Zhiyunzhong Information Technology Co., Ltd. (“OptAim Anhui”)	Subsidiary	100%	November 2017	The PRC	Online advertising, SaaS products and services
Tetris (Shanghai) Data Technology Co., Ltd.	Subsidiary	100%	October 2020	The PRC	Online advertising, SaaS products and services
Beijing OptAim Network Technology Co., Ltd. (“Beijing OptAim”)	VIE	100%	September 2012	The PRC	Online advertising
Zhiyunzhong (Shanghai) Technology Co., Ltd. (“Shanghai OptAim”)	VIE’s subsidiary	100%	September 2014	The PRC	Online advertising
Shanghai Myhayo Technology Co., Ltd. (“Myhayo”) (Notes (ii), (iii))	VIE’s subsidiary	36.8%	May 2017	The PRC	Mobile content aggregator and online advertising
Anhui Myhayo Technology Co., Ltd. (“Anhui Myhayo”) (Notes (ii), (iii))	VIE’s subsidiary	36.8%	September 2018	The PRC	Mobile content aggregator and online advertising
Changyi (Shanghai) Information Technology Ltd. (“Changyi”) (Note (iv))	Subsidiary	59.84%	January 2014	The PRC	SaaS products and services
Xi'an Changzhan Information Technology Ltd. (“Xian Changyi”)	Subsidiary	59.84%	August 2019	The PRC	SaaS products and services
Optimal Power Limited (“Optimal”) (Note (v))	Subsidiary	100%	September 2019	BVI	Investment holding
Full Lucky International Limited (“Full Lucky”)	Subsidiary	100%	January 2019	Hong Kong	Online advertising, SaaS products and services

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities (Continued)

(a)	Organization and nature of operation (Continued)

Note:

(i)

Save for the impacts from the transactions detailed in Notes (iii), (iv) and (v) below, there was no change in the Company’s effective interest held through equity ownership/ contractual arrangements over the principal subsidiaries and consolidated VIE and the VIE’s subsidiaries during the years ended December 31, 2019, 2020 and 2021.

(ii)

Although the Company owns less than 50% ownership in these entities, these entities are consolidated as the Company obtains control with its controlling voting right at the level of both shareholders and board of directors pursuant to agreements with other investors of these entities.

(iii)

The Company acquired 40% equity interest of Anhui Myhayo and Shanghai Myhayo in November 2018. In August 2019 and August 2020, there were contribution from non-controlling interests of US$2,905 to Anhui Myhayo and US$73 to Shanghai Myhayo, respectively, whereby the Company's (i) equity interest in Anhui Myhayo was diluted to 36.8% in August 2019 and (ii) equity interest in Shanghai Myhayo was diluted to 36.8% in August 2020. These transactions did not result in a loss of the Company’s control over Anhui Myhayo and Shanghai Myhayo and were accounted for as transactions with non-controlling interests, resulting in an increase in equity by US$2,905 and US$73     for the years ended December 31, 2019 and 2020, respectively.

(iv)

The Company acquired 34.38% equity interest of Changyi, which held 100% equity interest of Suzhou Changyi, Xian Changyi, Shanghai Changyu and Anhui Changyi, in January 2019 (Note 4(a)). During the years ended December 31, 2019 and 2020, the Company has further completed the following transactions in relation to Changyi.

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

(v)

The Company acquired 80% equity interest of Optimal in May 2020 (Note 4(c)). In December 2020, the Company acquired the remaining 20% equity interest of Optimal from the non-controlling interest shareholder at a cash consideration of US$7,003, whereby the Company’s equity interests in Optimal increased to 100%. This was accounted for as a transaction with non-controlling interests with an increase in additional paid-in capital of US$1,137 and a reduction in non-controlling interests of US$8,140 for the year ended December 31, 2020.

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

Management evaluated the contractual relationships among the Company, OptAim WFOE and OptAim VIE as detailed below, and concluded that OptAim WFOE is the primary beneficiary of OptAim VIE. As a result, OptAim VIE’s results of operations, assets and liabilities have been included in the Group’s consolidated financial statements.

As a result of an internal restructuring within the Group in 2021 to move the VIE structure from OptAim WFOE to Beijing WFOE (being another wholly-owned subsidiary of the Company in the PRC), on November 1, 2021, the VIE contractual agreements as detailed below were amended and restated, which were to provide Beijing WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the principal equity holder of OptAim VIE by signing such contractual agreements among Beijing OptAim and Beijing OptAim’s legal shareholders to have Beijing WFOE replacing OptAim WFOE as the primary beneficiary of OptAim VIE.

OptAim VIE

The Company’s relationships with Beijing OptAim and its shareholders are governed by the following contractual arrangements:

•	Cooperative Agreement

Under the cooperative agreement between OptAim WFOE/Beijing WFOE and Beijing OptAim, OptAim WFOE/Beijing WFOE has the exclusive right to provide to Beijing OptAim, among others, technical consulting, technical support, business consulting, and appointment and dismissal of employees. OptAim WFOE/Beijing WFOE will collect a fee from Beijing OptAim to be determined at the sole discretion of OptAim WFOE/Beijing WFOE. The term of this agreement will not expire unless OptAim WFOE/Beijing WFOE provides prior written notice to Beijing OptAim.

•	Purchase Option Agreement

The parties to the purchase option agreement are OptAim WFOE/Beijing WFOE, Beijing OptAim and each of the shareholders of Beijing OptAim. Under the purchase option agreement, each of the shareholders of Beijing OptAim irrevocably granted OptAim WFOE/Beijing WFOE or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of its equity interests in Beijing OptAim. OptAim WFOE/Beijing WFOE or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without prior written consent from OptAim WFOE/Beijing WFOE, Beijing OptAim’s shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Beijing OptAim. The agreement will not expire until all shares of Beijing OptAim are transferred to OptAim WFOE/Beijing WFOE or its designated representative(s).

•	Power of Attorney

Pursuant to the irrevocable power of attorney executed by the shareholders of Beijing OptAim, Beijing OptAim appointed OptAim WFOE/Beijing WFOE as its attorney-in-fact to exercise all shareholders’ rights in Beijing OptAim, including, without limitation, the power to vote on all matters of Beijing

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities (Continued)

(b)	Consolidated VIE and VIE’s subsidiaries (Continued)
•	Power of Attorney (Continued)

OptAim requiring shareholder approval under PRC laws and regulations and the articles of association of Beijing OptAim. The power of attorney will remain in force until OptAim WFOE/Beijing WFOE provides prior written notice to Beijing OptAim.

•	Pledge Agreement

Pursuant to the pledge agreement between OptAim WFOE/Beijing WFOE and the shareholders of Beijing OptAim, the shareholders of Beijing OptAim have pledged all of their equity interests in Beijing OptAim to OptAim WFOE/Beijing WFOE to guarantee the performance by Beijing OptAim under the cooperative agreement, purchase option agreement, and powers of attorney. If Beijing OptAim and/or its shareholders breach their contractual obligations under those agreements, OptAim WFOE/Beijing WFOE, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Under the pledge agreement, the shareholders of Beijing OptAim are not able to provide any other guarantee by pledging the shares of Beijing OptAim, transfer or sell their pledged shares to other individual, change share capital of Beijing OptAim or transfer or sell the assets out of Beijing OptAim. The shareholders of Beijing OptAim have completed the registration of the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law on June 21, 2017.

Through the aforementioned contractual agreements, OptAim VIE is considered VIE in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) because the Company, through OptAim WFOE/Beijing WFOE, has the ability to:

•	exercise effective control over OptAim VIE whereby having the power to direct OptAim VIE’s activities that most significantly drive the economic results of OptAim VIE;
•	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from OptAim VIE as if it was their sole shareholder; and
•	have an exclusive option to purchase all of the equity interests in OptAim VIE.

As of December 31, 2020 and 2021, the total assets of OptAim VIE were US$7,346 and US$10,506, respectively, mainly comprising cash and cash equivalents, accounts receivable, prepaid media costs, property and equipment, intangible assets, right-of-use assets, other long-term investment and other assets. As of December 31, 2020 and 2021, the total liabilities of OptAim VIE were US$4,104 and US$6,741 respectively, mainly comprising accounts payable, deferred revenue, lease liabilities, bank borrowings, income tax payable, accrued liabilities and other current liabilities, and deferred tax liabilities.

In accordance with the aforementioned agreements, the Company has the power to direct activities of OptAim VIE, and can have assets transferred out of OptAim VIE. Therefore the Company considers that there is no asset in OptAim VIE that can be used only to settle obligations of OptAim VIE, except for registered capital and PRC statutory reserves of OptAim VIE amounting to US$2,081 and US$2,081, respectively, as of December 31, 2020 and 2021. As Beijing OptAim and its subsidiaries were incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of OptAim VIE. Currently there is no contractual arrangement that could require the Company to provide additional financial support to OptAim VIE.

As the Company is conducting its PRC online advertising services business through OptAim VIE, the Company will, if needed, provide such support on a discretion basis in the future, which could expose the Company to a loss.

There is no VIE where the Company has variable interest but is not the primary beneficiary.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities (Continued)

(b)	Consolidated VIE and VIE’s subsidiaries (Continued)

In the opinion of the Company’s management, the contractual arrangements among its subsidiary, the VIE and the nominee shareholder are in compliance with current PRC laws and are legally binding and enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. In addition, the nominee shareholder of our VIE is Mr Jian Tang, the chairman of our board of directors and our chief executive officer, who controls around 30% of the Company in terms of voting power. Therefore, the enforceability of the contractual agreements between the Company's subsidiary, the VIE and its nominee shareholder depends on whether the shareholder will fulfil these contractual agreements. As a result, the Company may be unable to consolidate the VIE and VIE’s subsidiaries in the consolidated financial statements.

The Company’s ability to control  OptAim VIE also depends on the power of attorney and the effect of the share pledge under the Pledge Agreement and OptAim WFOE/Beijing WFOE has to vote on all matters requiring shareholder approval in OptAim VIE. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

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

(d)	Issuance of shares to a new investor in 2021

Pursuant to a share subscription agreement entered into between the Company and a new investor Baozun Inc. (“Baozun”) in January 2021, the Company has issued a total of 649,349 Class B ordinary shares to Baozun for net cash proceeds received by the Company, after deducting an incremental cost of US$213, of US$17,010.

Cash proceeds received by the Company from the issuance of Class B ordinary shares to Baozun were calculated at US$26.52 per share, which was at discount as compared to the fair value of US$28.88 as determined based on the closing stock price as of the date of share issuance. The total discount of this share issuance amounting to US$1,530 represented an incentive to Baozun to enter into the strategic cooperation framework agreement with the Company, which was recognized as share-based compensation expenses in the consolidated during the year ended December 31, 2021.
2	Principal accounting policies
(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with the U.S. GAAP. Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(b)	Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates.

The Group believes that revenue recognition in determining whether the Company is the principal or an agent to the arrangements with merchants, rebates, consolidation of VIE, impairment assessment of goodwill, impairment assessment of long-lived assets and intangible assets, fair value determination related to the accounting for business combinations, impairment assessment of investments in equity securities without readily determinable fair value, determination of share-based compensation and valuation of convertible notes reflect more significant judgments and estimates used in the preparation of its consolidated financial statements.

Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.
(c)	Consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE and a VIE’s subsidiaries for which the Company or its subsidiary is the primary beneficiary.  All transactions and balances among the Company, its subsidiaries, its VIE and a VIE’s subsidiaries have been eliminated upon consolidation.

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

A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIE’s economic performance, and also the Group’s obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. Beijing WFOE and ultimately the Company hold all the variable interests of the VIE and its subsidiaries, and has been determined to be the primary beneficiary of the VIE.

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(d)	Foreign currency translation (Continued)

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

(i)	Fair value measurement on a recurring basis

Observable inputs are based on market data obtained from independent sources. The Company uses a combination of valuation methodologies, including market and income approaches based on the Company’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing of the investees, future cash flow forecasts, liquidity factors and multiples of a selection of comparable companies. The Company’s contingent consideration (Note 4 (d)), derivative liabilities and convertible notes (Note 18), and debt investment (Note 2(k)) are measured using unobservable inputs that require a high level of judgment to determine fair value, and thus classified as Level 3 (Note 3(c)).

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(e)	Fair value of financial instruments (Continued)
(i)	Fair value measurement on a recurring basis (Continued)

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

(ii)	Fair value measurement on a non-recurring basis

The Group measures an equity investment accounted for using the equity method at fair value on a non-recurring basis only if an impairment charge were to be recognized. For the years ended December 31, 2019, 2020 and 2021, no impairments were recorded on the asset which would require fair value measurement on a non-recurring basis.

Equity investments accounted for using the net asset value per share as a practical expedient (Note 2(k)(i)) and measurement alternative (Note 2(m)) are generally not categorized in the fair value hierarchy. However, if equity investments without readily determinable fair values accounted for using the measurement alternative were re-measured during the year, they would be classified within Level 3 in the fair value hierarchy because the Group estimated the value of the investments based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs. See Note 2(m) for details.

(f)	Cash, cash equivalents and restricted cash

Cash and cash equivalents include cash on hand, cash in bank and time deposits placed with banks or other financial institutions, which have original maturities of three months or less and are readily convertible to known amounts of cash.

Restricted cash represented bank deposits in accounts that are restricted as to withdrawal or usage. For restriction which is expected to be released within one year of the balance sheet date, the respective restricted cash balance is classified as current. As of December 31, 2020 and 2021, the Group’s restricted cash mainly represents balance held in restricted bank accounts as required by certain loan agreements and escrow amount deposited for a business acquisition.
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

Accounts receivable are presented net of allowance for credit losses. The Group evaluates its accounts receivable for expected credit losses on a regular basis. The Group maintains an estimated allowance for credit losses which reflects its best estimate of amounts that potentially will not be collected. The Group uses various credit quality indicators including but not limited to historical collection experience and credit-worthiness of the customers as well as the age of the receivables balance to monitor the Group’s receivables within the scope of expected credit losses model and use these as a basis to develop the Group’s expected loss estimates. Additionally, the Group makes specific allowance in the period based on any specific knowledge the Group has acquired that might indicate that an individual account is uncollectible. The facts and circumstances of each account may require the Group to use judgment in assessing its collectability. See Note 2(j) for current expected credit losses upon adoption of ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC 326”).
(i)	Rebates receivable

Rebates receivable represent sales rebates that have already been earned but not received from third party publishers. The Group earns its rebates from purchasing advertising spaces from these website publishers.

(j)	Current expected credit losses upon adoption of ASC 326

In 2016, the FASB issued ASC 326, which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU No. 2019-05, ASU 2019-10, ASU 2019-11, ASU 2020-02 and ASU 2020-03 to provide additional guidance on the credit losses standard. The Group adopted ASC 326 and several associated ASUs on January 1, 2020 using a modified retrospective approach, resulting in a net adjustment of US$3,972 to the opening balance of accumulated losses with a corresponding credit loss provision over accounts receivable being recognized in the consolidated balance sheet as of January 1, 2020. As of December 31, 2020 and 2021, the credit loss provision for accounts receivable and loans and interest receivable being recognized in the consolidated balance sheets amounted to US$11,749 and US$23,075, respectively.

The Group’s accounts receivable, amount due from an equity investee, rebates receivable, other current assets and other assets are within the scope of ASC 326. The Group has identified the relevant risk characteristics of its customers and the related receivables and other current assets which include size, type of the services the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools for collective evaluation. Receivables that do not share similar risk characteristics are evaluated on an individual basis. Receivables evaluated individually are not included in the collective evaluation. For each pool for collective evaluation, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances.

Management applies ASC 326 in estimating the allowance for credit losses on loans and interest receivable as included in other current assets on the consolidated balance sheets not sharing similar risk characteristics on an individual basis. The key factors considered when determining the above allowances for credit losses include the estimated loan collection schedule under different scenarios and their corresponding probability of occurrence, discount rate, financial condition and performance data of the borrowers and their cash flow forecasts considering current and future economic conditions.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(j)	Current expected credit losses upon adoption of ASC 326 (Continued)

The following table presents the movement in the allowance for credit losses for the years ended December 31, 2020 and 2021.

	Accounts receivable		Loans and interest receivable
	For the years ended December 31,		For the years ended December 31,
	2020	2021	2020	2021
Balance at the beginning of year prior to ASC 326	3,469	-	-	-
Adoption of ASC 326	3,972	-	-	-
Balance at the beginning of year	7,441	11,749	-	-
Provision for the year	6,587	12,424	-	289
Accounts receivable written off	(2,621)	(1,669)	-	-
Exchange differences	342	282	-	-
Balance at the end of year	11,749	22,786	-	289

(k)	Short-term investments

Short-term investments represent the Group’s investments in listed equity securities, fund investments, wealth management products, pledged deposits and a convertible note.

(i)	Fund investments

Fund investments over which the Group does not have the ability to exercise significant influence, are required to be measured at fair value under ASC 321 “Investments—Equity Securities” (“ASC 321”). The Group has adopted the practical expedient in ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of these investments which were without readily determinable fair value. Fund investments included in the consolidated balance sheet as short-term investments as of December 31, 2020 and 2021 amounted to US$11,097 and US$3,647 respectively and the change in fair value recorded in consolidated statement of comprehensive loss. Fair value gain of US$187 and fair value loss of US$452 were recognized under “other gains, net” for the years ended December 31, 2020 and 2021   respectively. There were no fund investments as of December 31, 2019 and no changes in fair values for the year ended December 31, 2019.

(ii)	Listed equity securities

Investments in listed equity securities are reported at fair value in the consolidated balance sheets and the unrealized gains and losses are recorded in the consolidated statements of comprehensive loss under ASU 2016-01. Listed equity securities recorded in the consolidated balance sheet as short-term investments as of December 31, 2020 and 2021 amounted to US$2,342 and US$nil, respectively, and the change in fair value recorded in the consolidated statement of comprehensive loss under “other gains, net” for the years ended December 31, 2019, 2020 and 2021 amounted to US$nil, US$1,157 and US$127, respectively.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(k)	Short-term investments (Continued)

(iii)	Wealth management products

Wealth management products are issued by banks in the PRC which are redeemable by the Group at any time. They are unsecured with variable interest rates and primarily invested in debt securities issued by the PRC government, corporate debt securities and central bank bills. The Group measures these investments at fair value using the quoted subscription or redemption prices published by the bank. Wealth management products recorded in the consolidated balance sheet as short-term investments as of December 31, 2020 and 2021 amounted to US$700 and US$1,574 respectively and the change in fair values recorded in the consolidated statement of comprehensive loss under “other gains, net” amounted to US$107, US$52 and US$9 for the years ended December 31, 2019, 2020 and 2021, respectively.

(iv)	Pledged deposits

Investments in pledged deposits are placed with a financial institution in Hong Kong which are redeemable by the Group at any time with 1-day notice, secured by certain listed equity securities and interest bearing at a fixed rate of 0.2% per annum. The Group measures these investments at fair value using the quoted subscription or redemption prices published by the financial institution. Pledged deposits recorded in the consolidated balance sheet as short-term investments as of December 31, 2020 and 2021 amounted to US$9,581 and US$nil, respectively, and the change in fair values recorded in the consolidated statement of comprehensive loss under “other gains, net” for the years ended December 31, 2019, 2020 and 2021 amounted to US$nil, US$8 and US$nil, respectively.

(v)	Debt investment

Debt investment of the Group includes an investment in a convertible note issued by a private company made in 2021 accounted for under the fair value option, for which the fair value as of the acquisition date and December 31, 2021 was US$2,550, respectively. Interest income and all other changes in the carrying amount of this debt investment are recognized in earnings. There was no material change in its fair value for the year ended December 31, 2021 since the convertible note was acquired at the end of 2021. There was no debt investment as of December 31, 2020.

(l)	Investment in an equity investee

Investment in an equity investee represents the Group's investment in a privately held company. The Group applies the equity method to account for an equity investment in common stock or in-substance common stock, according to Accounting Standards Codification (“ASC”) 323 “Investment — Equity Method and Joint Ventures,” over which it has significant influence but does not own a majority equity interest or otherwise control.

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

The Group evaluates its equity method investment for impairment under ASC 323-10. An impairment loss on the equity method investment is recognized in the consolidated statement of comprehensive loss when the decline in value is determined to be other-than-temporary. No impairment loss has been recorded during the years ended December 31, 2019, 2020 and 2021.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(m)	Other long-term investments

The Group’s other long-term investments as of December 31, 2020 and 2021 consist of equity securities without readily determinable fair value.

In accordance with ASC 321 “Investments—Equity Securities” on January 1, 2018, the Group is required to measure its equity investments at fair value and any changes in fair value are recognized in earnings. For equity investments without readily determinable fair value and does not qualify for the existing practical expedient in ASC 820 to estimate fair value using the net asset value per share (or its equivalent) of the investments, the Group has elected to use the measurement alternative to measure its equity investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

Management makes a qualitative assessment as to whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, management estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in net loss equal to the difference between the carrying value and fair value. Management applied judgment in (i) determining whether the investment is impaired, (ii) estimating the impairment amount if an impairment exists, and (iii) determining valuation methods and key valuation assumptions and data used in estimating the impairment amounts. These judgments consider various factors and events including a) adverse performance of investees; b) adverse industry developments affecting investees; and c) adverse regulatory, social, economic or other developments affecting investees. These judgements include the selection of valuation methods in estimating fair value and the determination of key valuation assumptions used, comprising selection of comparable companies and multiples, and discount for lack of marketability. The Company recognized impairment losses of US$4,038 for the year ended December 31, 2021. There were no impairment losses recognized for the years ended December 31, 2019 and 2020.

(n)	Property and equipment, net

Property and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. The estimated useful lives are as follows:

Leasehold improvements	Over the shorter of lease term or 2 – 5 years
Furniture and fixtures	2 – 5 years
Office equipment	3 – 5 years
Motor Vehicles	3 – 5 years

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

The Group accounts for acquisitions of entities that include inputs and processes and have the ability to create outputs as business combinations. The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations” (“ASC 805”). The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive loss as gain on bargain purchase. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive loss.

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

Goodwill represents the excess of the purchase consideration over the fair value of assets and liabilities of businesses acquired. Goodwill is not subject to regular periodic amortization. Instead, management conducts a goodwill impairment test at the reporting unit level annually in the fourth quarter, or more frequently when events or circumstances occur indicating that the recorded goodwill may be impaired.

A reporting unit is an operating segment or a component of an operating segment which is a business and for which discrete financial information is available and reviewed by a segment manager. The Group’s reporting units include (i) the Marketing Solutions and (ii) the Enterprise Solutions.

The Group adopted ASU No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment on January 1, 2020. In accordance with this guidance, the Group compares the fair value of each reporting unit to its carrying value, with an impairment charge recorded for the amount by which the carrying amount exceeds the reporting unit’s fair value up to a maximum amount of the goodwill balance for the reporting unit.

For evaluation of reporting units using a quantitative assessment, the Group determines the fair values of the Marketing Solutions reporting unit and the Enterprise Solutions reporting unit based on a market approach and an income approach, respectively. Under the market approach, the Group estimates the fair value of the Marketing Solutions reporting unit based on market multiples of current year revenue for the reporting unit. Under the income approach, the Group estimates the fair value of the Enterprise Solutions reporting unit based on discounted cash flow method derived from the reporting unit’s long-term forecasts which included a five-year future cash flow projection and an estimated terminal value. The cash flow projection is based on management’s most recent view of the long-term outlook for the Enterprise Solutions reporting unit in order to come up with revenue growth rates, the estimated terminal value using a terminal year long-term future growth rate, discount rates, and other assumptions deemed reasonable by management.

(q)	Impairment of goodwill (Continued)

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and estimating the fair value of each reporting unit. Estimating fair value of individual reporting units requires the exercise of significant management judgment, including judgment in a market approach about the use of significant assumptions with respect to management's identification of comparable entities with similar operations and economic characteristics and their corresponding multiples of revenues for the Marketing Solutions reporting unit, and judgment in an income approach about appropriate revenue growth rates, an estimated terminal value using a terminal year long-term future growth rate and a discount rate for the Enterprise Solutions reporting unit. Changes in these estimates and assumptions could materially affect the estimation of fair value for each reporting unit.

Based on the assessment performed by management, the fair values of Marketing Solutions reporting unit and Enterprise Solutions reporting unit exceeded their carrying values by around 41% and 113%, respectively, as of December 31, 2021. Therefore, no impairment for goodwill was recognized for the year ended December 31, 2021.

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

(s)	Lease accounting (Continued)

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

ASC 815, “Accounting for Derivative Instruments and Hedging Activities” (“ASC 815”) requires every derivative financial instrument (including certain derivative financial instruments embedded in other contracts) to be recorded on the balance sheet at fair value as either an asset or a liability. ASC 815 also requires that changes in the fair value of recorded derivatives be recognized currently in earnings unless specific hedge accounting criteria are met. The Group’s derivative financial instrument included the call option written to the investor to purchase the convertible notes issued in July 2020 classifies as “derivative liabilities” (the “Call Option”). For the year ended December 31, 2020, the Group recognized fair value losses of US$11,466 on the derivative liabilities. The Call Option was exercised by the investor on July 30, 2020. There was no derivative financial instrument as of December 31, 2020 and 2021.

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(v)	Convertible notes (Continued)

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

(x)	Revenue recognition and cost of revenues

The following table presents our revenue recognized from contracts with customers disaggregated by the four types of pricing models:

	For the years ended December 31,
	2019	2020	2021
Recognized over time
- Sales agent	6,563	5,834	4,195
- Cost-plus	17,146	26,738	26,062
- SaaS products and services	8,687	28,545	57,756
	32,396	61,117	88,013

Recognized at point in time
- Specified actions	165,263	193,280	212,353
- SaaS products and services	1,749	348	7,336
	167,012	193,628	219,689
Total	199,408	254,745	307,702

The Group’s Marketing Solutions service offerings are the provisions of online advertising services. The Group utilizes a combination of pricing models and revenue is recognized when the related services are delivered based on the specific terms of the contract, which are commonly based on (i) agreed incentive to be earned for being a sales agent of a publisher, (ii) cost-plus or (iii) specified actions (i.e. cost per impression (“CPM”), cost per click (“CPC”), cost per action (“CPA”), cost per sale (“CPS”), cost per lead (“CPL”) or return on investment (“ROI”)) and related campaign budgets, depending on the customers’ preferences and their campaigns launched. Subsequent to the acquisition of Changyi and its subsidiary Suzhou Changyi (together, “Changyi Group”) on January 1, 2019, the Group also offers the Enterprise Solutions via the offering of SaaS products and services.

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

The Group follows the guidance provided in ASC 606, Revenue from Contracts with Customers, for determining whether the Group is the principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. In these instances, the Group determines whether it has promised to provide the specified service itself (as principal) or to arrange for the specified service to be provided by another party (as an agent). This determination depends on the facts and circumstances of each arrangement and, in some instances, involves significant judgment. The Group recognizes revenue from sales agent and cost-plus arrangement amounting to US$23,709, US$32,572, and US$30,257 for the years ended December 31, 2019, 2020 and 2021, respectively, on a net basis as the Group is not primarily responsible for the fulfillment considering the Company only acts as an intermediary in executing transactions between the publishers and the customers, does not have control of the promised service as the Company only places orders based on specification set out by the customers, and does not have full discretion in establishing prices and therefore is the agent in the arrangement with customers. All other revenue of US$175,699, US$222,173 and US$277,445 for the years ended December 31, 2019, 2020 and 2021, respectively, are reported on a gross basis, as the Group has determined it is the principal in the arrangement.

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

Specified actions (Continued)

Cost of revenues consists of the costs to purchase space for the online advertising operations, amortization expenses related to the Group's computer software and systems, salaries and benefits of relevant operations and support personnel and depreciation of relevant property and equipment depreciation. The Group becomes obligated to make payments related to website publishers in the period the marketing impressions and click-through occur. Such expenses are classified as cost of revenues in the consolidated statements of comprehensive loss as incurred. Cost of revenues also includes rebates received from website publishers which are recorded as a reduction of cost of revenues when the Group is acting as a principal in a transaction. Following recent reforms of PRC tax laws, business tax is gradually being replaced by VAT, which is recorded as a reduction of revenue.

SaaS products and services

Under this arrangement, the Group offers SaaS products and services through provision of software and data analytical tool licenses, customer relationship management (“CRM”) solutions and digitalized operational solutions services. Revenues under this arrangement primarily consist of fees for (i) licensing to provide customers with access to one or more of the existing cloud applications for e-commerce, marketing and customer management, (ii) the development of new cloud applications customized for individual customer, (iii) licenses for on-premises software, and (iii) various combinations of software and data analytical tool licenses, CRM solutions, and digitalized operational solutions services provided by the Group. Contracts with customers under this arrangement are generally with a term of 1 to 24 months.

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

Revenues from developing new cloud applications exclusively customized for customers and licenses for on-premises software is recognized at point-in-time when the Group is able to deliver the cloud applications to customers or when the Group provides customers with  right to use the on-premises software. The Group considers the transfer of control of new cloud applications/software to customer, which represents a distinct performance obligation, to be completed when such cloud applications/software are on-premise and fully functional such that the customer can use and benefit from the cloud applications/software on its own.

Besides, the Group also provides certain additional services along with the above arrangements of cloud application development and software licensing, such as technical support, bug fixes, CMR solutions and digitalized operational solutions. These additional services are considered to be a series of distinct services that are substantially the same and have the same duration and measure of progress; therefore, the Group concludes that they represent a separate combined performance obligation. Revenues from such additional services are recognized ratably over-time over the contract period.

The respective stand-alone selling prices of each of these performance obligations are determined based upon observable prices in stand-alone transactions and contractually stated price whereby no allocation of selling prices among individual performance obligations are required.

Cost of revenues for SaaS products and services primarily comprises amortization expenses related to the Group’s computer software and systems, salaries and benefits of relevant operations and support personnel, depreciation of relevant property and equipment and other direct service costs.

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

Deferred revenue represents contract liabilities which related to unsatisfied performance obligations at the end of the period. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Revenue recognized during the years ended December 31, 2020 and 2021, respectively, relating to deferred revenue as of January 1, 2020 and 2021 was US$15,760 and US$18,795, respectively. For the amount remained as deferred revenue as of January 1, 2020 and 2021, respectively, but not recognized as revenue during the years ended December 31, 2020 and 2021, respectively, there is still a contractual obligation for the Group to provide service whereby the Group is not obliged to make any refund of the amount received from customers. Such amount will be recognized as revenue when all of the revenue recognition criteria are met.

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

The Group incurred development costs in connection with an internal-use enterprise resource planning (“ERP”) software to further enhance management to monitor the business. While internal and external costs incurred during the preliminary project stage are expensed as incurred, costs relating to activities during the application development stages have been capitalized. For the years ended December 31, 2019, 2020 and 2021, the Group has capitalized development costs related to ERP software of US$229, US$156 and US$111, respectively, as intangible assets. In addition, the Group incurred other research and development costs in relation to other internal use software used to support its operations. Any development costs qualified for capitalization were immaterial for the periods presented. For the years ended December 31, 2019, 2020 and 2021, the Group has not capitalized any other costs related to internal use software other than the ERP software.

(aa)	Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) advertising and marketing expenses, and (ii) salary and welfare for sales and marketing personnel. Advertising expenses are recorded as sales and marketing expenses when incurred, and totaled US$13,084, US$8,658 and US$10,458 for the years ended December 31, 2019, 2020 and 2021, respectively.
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

The Group also makes payments to other defined contribution plans for employees employed by subsidiaries outside the PRC. The Company and subsidiaries incorporated in Hong Kong are required to make contributions to Mandatory Provident Funds under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Such contributions are recognized as an expense in profit or loss as incurred.

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its statements of comprehensive loss. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2019, 2020 and 2021. As of December 31, 2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions.

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

The Group receives subsidies from Hong Kong and the local PRC government for general use. General-use subsidies which are not subject to any conditions or specific use requirements are recorded as subsidy income in the consolidated statements of comprehensive loss.

(ah)	Statutory reserves

The Company’s subsidiaries, a consolidated VIE and subsidiaries incorporated in the PRC, are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”).

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

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2019, 2020 and 2021, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

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

(al)	Comprehensive income/loss

Comprehensive income/loss is defined as the change in shareholders’ equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders.

Comprehensive income/loss is reported in the consolidated statements of comprehensive loss. Accumulated other comprehensive income/losses of the Group include the foreign currency translation adjustments.
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

The Group reports two operating segments: 1) Marketing Solutions, and 2) Enterprise Solutions. This segment reporting aligns with the manner in which the Group’s CODM currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments.

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

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. The amendments in this update provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The ASU is currently not expected to have a material impact on the consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. The ASU is effective for public in fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Group did not early adopt and is currently evaluating the impact of adopting this ASU on its consolidated financial statements.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt— Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40), which clarifies and reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The ASU is effective for public in fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for all entities, including adoption in an interim period. The Group did not early adopt and is currently evaluating the impact of adopting this ASU on its consolidated financial statements.

In July 2021, the FASB issued ASU No. 2021-05, Leases (Topic 842): Lessors—Certain Leases with Variable Lease Payment. The amendment clarifies the criterion of a lease with variable lease payments not to depend on a reference index or a rate as an operating lease. The ASU is effective for fiscal years beginning after December 15, 2021, for all entities. Entities that have adopted Topic 842 before the issuance date of this Update have the option to apply the amendments in this Update either (1) retrospectively to leases that commenced or were modified on or after the adoption of Update 2016-02 or (2) prospectively to leases that commence or are modified on or after the date that an entity first applies the amendments. The Group did not early adopt and is currently evaluating the impact of adopting this ASU on its consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(an)	Recently issued accounting pronouncements (Continued)

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which clarifies the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency regarding (i) the recognition of an acquired contract liability; and (ii) payment terms and their effect on subsequent revenue recognized by the acquirer. The amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption of the amendments is permitted. The Group did not early adopt the amendments. The Group is currently evaluating the impact of adopting this ASU on its consolidated financial statements.

3	Certain risks and concentration
(a)	PRC regulations

The China market in which the Group operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to engage in online advertising businesses through contractual arrangements in the PRC since the internet and marketing services industries remain regulated. The Group conducts certain of its operations in the PRC through its variable interest entity, which it consolidates as a result of a series contractual arrangements enacted. Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication, information, and media industries remain highly regulated. Restrictions are currently in place and are unclear with respect to which segments of these industries foreign owned entities, like the Group, may operate. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate areas such as telecommunication, information and media. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Group’s ability to conduct business in the PRC.

There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the contractual arrangements with consolidated VIE. The Group believes that the structure for operating its business in the PRC (including the ownership structure and the contractual arrangements with the consolidated VIE is in compliance with all applicable existing PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations. However, the Group cannot assure that the PRC regulatory authorities will not adopt any new regulation to restrict or prohibit foreign investments in the online advertising business through contractual arrangements in the future or that it will not determine that the ownership structure and contractual arrangements violate PRC laws, rules or regulations.

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

•

imposing fines, confiscating the income of OptAim VIE or the Company’s PRC subsidiaries, or imposing other requirements with which the Company or its PRC subsidiaries and OptAim VIE may not be able to comply;

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

If the imposition of any of these penalties precludes the Group from operating its business, it would no longer be in a position to generate revenue or cash from it. If the imposition of any of these penalties causes the Company to lose its rights to direct the activities of its consolidated VIE or its rights to receive its economic benefits, the Company would no longer be able to consolidate these entities, and its financial statements would no longer reflect the results of operations from the business conducted by VIE except to the extent that the Company receives payments from VIE under the contractual arrangements. Either of these results, or any other significant penalties that might be imposed on the Company in this event, would have a material adverse effect on its financial condition and results of operations. Nevertheless, the laws and regulations that imposed restrictions on foreign ownership in advertising companies, including the Administrative Provisions on Foreign-Invested Advertising Enterprises were abolished in June 2015. To the extent any current or future business of OptAim VIE can be directly operated by the Company’s wholly owned subsidiaries under PRC law, the Company is in the process of transferring such business to the Company’s wholly owned subsidiaries.

On January 19, 2015, the Ministry of Commerce (“MOFCOM”), released for public comment a proposed PRC law, the Draft Foreign Investment Law, that appeared to include VIEs within the scope of entities that could be considered to be foreign investment enterprises (“FIEs”), that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. The National People’s Congress approved the Foreign Investment Law on March 15, 2019, effective on January 1, 2020. The Foreign Investment Law removes all references to the terms of “de facto control” or “contractual control” as defined in the draft published in 2015. However, the Foreign Investment Law has a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. In the event that the State Council in the future promulgates laws and regulations that deem investments made by foreign investors through contractual arrangements as “foreign investment,” the Group’s ability to use the contractual arrangements with its VIE and the Group’s ability to conduct business through the VIE could be severely limited.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)

(a)	PRC regulations (Continued)

Furthermore, on December 19, 2020, the NDRC and MOFCOM promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, IT, Internet products and services, financial services and technology sectors, are required to be approved by designated governmental authorities in advance. Although the term “investment through other means” is not clearly defined under the Foreign Investment Security Review Measures, the Company cannot rule out the possibility that control through contractual arrangement may be regarded as a form of actual control and therefore require approval from the competent governmental authority. As the Foreign Investment Security Review Measures were recently promulgated, there are great uncertainties with respect to its interpretation and implementation. Accordingly, there are substantial uncertainties as to whether the Group’s VIE structure may be deemed as a method of foreign investment in the future. If the VIE structure were to be deemed as a method of foreign investment under any future laws, regulations and rules, and if any of the Group’s business operations were to fall under the “negative list” for foreign investment, we would need to take further actions in order to comply with these laws, regulations and rules, which may materially and adversely affect our current corporate structure, business, financial condition and results of operations.

The Company’s ability to control the VIE also depends on the powers of attorney the founders have to vote on all matters requiring shareholder approval in the VIE. As noted above, these powers of attorney are believed to be legally enforceable but may not be as effective as direct equity ownership.

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

OptAim VIE’s assets comprise both recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets include leasehold improvements, computers and network equipment and computer software which are recognized in the Group’s consolidated balance sheet. The unrecognized revenue-producing assets mainly consist of patents, trademarks and assembled workforce which are not recorded in the financial statements of OptAim VIE as it did not meet the recognition criteria set in ASC 350-30-25.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)

(a)	PRC regulations (Continued)

The following table sets forth the financial data for the VIE and VIE’s subsidiaries on an aggregated basis.  For purposes of this presentation, activities within and between the VIE and VIE subsidiaries have been eliminated, but transactions with other entities within the consolidated group have been included without elimination. Presentation of the comparative amounts for 2019 and 2020 have been expanded to conform to the current year presentation.

	As of December 31,
	2020	2021
Assets
Cash and cash equivalents	2,113	2,681
Accounts receivable, net	1,720	3,586
Prepaid media costs	1,587	1,151
Amounts due from subsidiaries of the Group	6,643	5,879
Other current assets	1,012	1,266
Property and equipment, net	82	65
Intangible assets	336	140
Right-of-use assets	484	384
Other long-term investment	-	1,233
Other non-current assets	12	-
Total assets	13,989	16,385

Liabilities
Accounts payable	371	2,262
Deferred revenue	644	88
Lease liabilities	484	384
Bank borrowing	457	1,889
Income tax payable	483	575
Amounts due to subsidiaries of the Group	1,878	2,120
Accrued liabilities and other current liabilities	1,519	1,444
Deferred tax liabilities	146	99
Total liabilities	5,982	8,861

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)

(a)	PRC regulations (Continued)

	For the years ended December 31,
	2019	2020	2021

Net revenues
From subsidiaries of the Group (Note)	1,645	4,761	1,028
From third parties	19,025	17,341	22,837
	20,670	22,102	23,865
Net loss (Note)	(451)	(1,755)	(900)

	For the years ended December 31,
	2019	2020	2021
Net cash (used in)/provided by operating activities
From subsidiaries of the Group	(1,500)	2,141	772
From third parties	1,358	(2,110)	(2,453)
	(142)	31	(1,681)

Net cash used in investing activities	(69)	(29)	(14)

Net cash provided by financing activities
Receipts of advances Group companies	588	-	1,588
Repayments for advances from Group companies	(588)	-	(554)
Other financing activities	-	457	1,161
	-	457	2,195

Note:

Services from VIE and VIE’s subsidiaries to other group companies

The VIE and VIE’s subsidiaries provide online advertising service to other group companies. For the years ended December 31, 2019, 2020 and 2021, the intercompany online advertising service revenues recognized by VIE and VIE’s subsidiaries were US$1,469, US$4,761 and US$911, respectively. These transactions are eliminated at the consolidation level.

The VIE and VIE’s subsidiaries also provide other marketing services to other group companies. For the years ended December 31, 2019, 2020 and 2021, the intercompany other marketing service revenues recognized by VIE and VIE’s subsidiaries were US$176, US$nil and US$117, respectively. These transactions are eliminated at the consolidation level.

Services from other group companies to VIE and VIE’s subsidiaries

WFOE as primary beneficiary and other subsidiaries of the Group provide online advertising service and SaaS services to VIE and VIE’s subsidiaries. For the years ended December 31, 2019, 2020 and 2021, the intercompany online advertising and SaaS service revenues from VIE and VIE’s subsidiaries recognized by WFOE as primary beneficiary and other subsidiaries of the Group were US$4,023, US$996 and US$49, respectively. These transactions are eliminated at the consolidation level.

As of December 31, 2019, 2020, and 2021, there were no balances for management fees charged to VIE and VIE’s subsidiaries.

In accordance with the VIE arrangements, the Group has the power to direct activities of OptAim VIE, and can have assets transferred out of OptAim VIE. Therefore, the Group considers that there are no assets of OptAim VIE that can be used only to settle their obligations.

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

(i)	Financial assets and liabilities measured at fair value on a recurring basis

The following table sets forth, by level within the fair value hierarchy (Note 2(e)), financial assets and liabilities measured at fair value as of December 31, 2020 and 2021. As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement.

	Fair value measurements using
	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value
As of December 31, 2020
Short-term investments	2,342	10,281	-	12,623
Contingent consideration payable	-	-	(7,755)	(7,755)
	2,342	10,281	(7,755)	4,868

As of December 31, 2021
Short-term investments	-	1,574	-	1,574
Debt investment	-	-	2,550	2,550
Other long-term investments	-	-	12,114	12,114
Contingent consideration payable	-	-	(4,507)	(4,507)
	-	1,574	10,157	11,731

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)

(c)	Fair value measurement (Continued)

(i)	Financial assets and liabilities measured at fair value on a recurring basis (Continued)

The following table presents the changes in Level 3 financial liabilities for the years ended December 31, 2020 and 2021.

	Convertible notes at fair value		Derivative liabilities		Contingent consideration payable
	For the years ended December 31,		For the years ended December 31,		For the years ended December 31,
	2020	2021	2020	2021	2020	2021
Balance at the beginning of year	49,008	-	-	-	-	7,755
Fair value changes	4,433	-	11,466	-	81	418
Business combination (Note 4(d))	-	-	-	-	7,674	-
New issuance of convertible notes	19,184	-	-	-	-	-
Issuance of convertible notes upon exercise of call option	11,466	-	(11,466)	-	-	-
Conversion of convertible notes	(68,895)	-	-	-	-	-
Redemption of convertible notes	(15,196)	-	-	-	-	-
Settlement of contingent consideration	-	-	-	-	-	(3,666)
Balance at the end of year	-	-	-	-	7,755	4,507

The following table presents the changes in Level 3 financial assets for the year ended December 31, 2021. There was no financial asset measured using Level 3 input as of December 31, 2020.

	Debt investment – Convertible note
	For the years ended December 31,
	2020	2021
Balance at the beginning of year	-	-
Acquisition	-	2,550
Balance at the end of year	-	2,550

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)

(c)	Fair value measurement (Continued)

(ii)	Fair value measurement on a non-recurring basis

Equity securities without readily determinable fair value accounted for using the measurement alternative are recorded at fair value only if an impairment or observable price adjustment is recognized in the current period. These non-recurring fair value measurements use significant unobservable inputs (Level 3). The Group uses market approach based on the Group’s best estimate to determine the fair value of these investments. An observable price change is usually resulting from new rounds of financing of the investees. The Group determines whether the securities offered in new rounds of financing are similar to the equity securities held by the Group by comparing the rights and obligations of the securities. When the securities offered in new rounds of financing are determined to be similar to the securities held by the Group, the Group adjusts the observable price of the similar security to determine the amount that should be recorded as an adjustment in the carrying value of the security to reflect the current fair value of the security held by the Group. There were no fair value changes related to such equity securities due to the observable price change of the investment without readily determinable fair value in the consolidated balance sheets for the years ended December 31, 2020 and 2021.

The Group assesses the existence of indicators for other-than-temporary impairment of the investments by considering factors as detailed in Note 2(m). The Group recognized US$nil, US$nil and US$4,038 impairment charges to investments in equity securities without readily determinable fair value classified as other long-term investments for the years ended December 31, 2019, 2020 and 2021. In determining the fair value of these investments in equity securities, market multiple method was used, with significant input including (i) a discount for lack of marketability of 20%, and (ii) price-to-sales multiples of comparable companies ranging from 2.4 to 6.5.

The following table presents the changes in financial asset measured using Level 3 input on a non-recurring basis for the years ended December 31, 2020 and 2021.

	Other long-term investments
	For the years ended December 31,
	2020	2021
Balance at the beginning of year	1,503	8,651
Investments made/transferred from prepayments	7,135	7,417
Fair value changes	-	-
Impairment on investments	-	(4,038)
Exchange differences	13	84
Balance at the end of year	8,651	12,114

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)

(d)	Concentration risk (Continued)

(i)	Concentration of revenues

For the years ended December 31, 2020 and 2021, no individual customer accounted for more than 10% of the net revenues. For the year ended December 31, 2019, one customer accounted for 14% of the net revenues.

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

As of December 31, 2020 and 2021, no individual customer accounted for more than 10% of the consolidated accounts receivable. The top 10 accounts receivable accounted for 39% and 37% of the consolidated accounts receivable as of December 31, 2020 and 2021, respectively.

(iii)	Credit risk

As of December 31, 2020 and 2021, substantially all of the Group’s cash and cash equivalents, time deposits and restricted cash were placed with financial institutions in Hong Kong and the PRC. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. The balances in the PRC are not insured since it is not a market practice in the PRC. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors’ rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Group believes that it is not exposed to unusual risks as these financial institutions are PRC banks with high credit quality. The Group had not experienced any losses on its cash and cash equivalents, time deposits and restricted cash during the years ended December 31, 2019, 2020 and 2021 and believes that its credit risk to be minimal.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Acquisitions

(a)	Acquisition of Changyi

In January 2019, the Company acquired 34.38% equity interest of Changyi, a company established in the PRC and an independent software vendor based in Shanghai, the PRC. Changyi and its underlying subsidiary Suzhou Changyi became subsidiaries of the Company effective from January 1, 2019 as the Company established control over Changyi Group through certain shareholder agreements since then. Other shareholders of Changyi Group expect the operating effectiveness brought about by the control over Changyi Group by the Company to be of their best interests. Changyi Group provides intelligent retail and CRM solutions to clients, allowing them to consolidate consumer’s online and offline information to provide connection within the organization and stakeholders. The Company expects to increase its market share in the data-driven Enterprise Solutions segment beyond digital marketing through Changyi Group.

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Acquisition (Continued)

(a)	Acquisition of Changyi (Continued)

In determining the fair value of the intangible assets, an income approach was used. In this approach, significant estimates consist of discount rate of 30.2% and a growth rate on revenue ranging from 10% to 30% over a period of 5 years. The estimated amounts recognized on the acquired identifiable intangible asset and its estimated useful life are shown in the following table:

Intangible assets	Estimated useful life	Gross carrying amount
Developed technologies	5 years	117
Customer relationship	5 years	1,103
Contract backlog	3 years	610
		1,830

Net revenue and net loss of Changyi for the year ended December 31, 2019 were US$5,518 and US$997, respectively.

(b)	Acquisition of Addoil

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Acquisition (Continued)
(b)	Acquisition of Addoil (Continued)

Pro-forma results related to the acquisition in accordance ASC 805 have not been presented because the acquisition of Addoil Group is not material, where net revenue and net loss of the acquired entity is less than 5% of the Company’s consolidated net revenue and net loss for the year ended December 31, 2019.

(c)	Acquisition of Optimal

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

(d)	Acquisition of CMRS Group Holding Limited

In October 2020, the Group acquired 100% equity interest in CMRS Group Holding Limited (“CMRS”), a company incorporated in Hong Kong. CMRS and its underlying subsidiaries (together, “CMRS Group”) are engaged in the provision of digital marketing, social media and key opinion leaders and smart content generation enterprise solution services. The Company expects to increase its market share in both Marketing and Enterprise Solutions segments with the combination of data-driven consumer experience management as well as digital content marketing and management to maximize digital marketing potential and efficiency through CMRS Group.

The total purchase consideration for CMRS Group amounted to US$14,449. This is comprised of cash consideration of HK$33,594 (equivalent to approximately US$4,335), 182,950 Class A ordinary shares of the Company with a fair value of US$2,440 and contingent consideration payable at a fair value of US$7,674.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Acquisitions (Continued)
(d)	Acquisition of CMRS Group Holding Limited (Continued)

The acquisition was recorded as a business combination. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Fair value of consideration transferred:

Cash (Note (i))	4,335
Class A ordinary shares of the Company	2,440
Contingent consideration (Note (ii))	7,674
14,449

Recognized amounts of identifiable assets acquired and liabilities assumed:

Cash	3,651
Restricted cash (Note (iii))	532
Accounts receivable	4,149
Intangible assets (Note (v))	2,194
Other assets	1,792
Deferred tax liabilities	(362)
Other liabilities	(6,216)
Total identifiable net assets acquired	5,740
Goodwill (Notes 4(d)(iv), 13)	8,709

Note:

(i)

Out of the total cash consideration of US$4,335, US$959 was settled during the year ended December 31, 2020 and the remaining balance of US$3,376 was settled during the year ended December 31, 2021. There is no adjustment to the cash consideration amounts.

(ii)

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

In determining the fair value of the contingent consideration, an income approach was applied by using discounted cash flows. In this approach, projected risk-adjusted contingent payments are discounted back to the current period using a discounted cash flow model. The key assumptions used to determine the fair value of the contingent consideration include projected milestone dates within 24 months after acquisition date and discount rate of 4.32%. Increase or decrease in the fair value of contingent consideration liabilities primarily result from changes in the estimated probabilities of achieving net profits after tax thresholds or market share prices milestones during the period.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Acquisitions (Continued)

(d)	Acquisition of CMRS Group Holding Limited (Continued)

During the year ended December 31, 2021, the Company has partially settled contingent consideration payable with (i) total cash of US$2,024 and (ii) 183,740 Class A ordinary shares of the Company with a fair value of US$2,060 on the grant date of such consideration shares. The change in fair value recorded in consolidated statement of comprehensive loss under "other gains, net" for the years ended December 31, 2020 and 2021 amounted to a loss of US$81 and a gain of US$418, respectively. The remaining contingent consideration payable of US$4,507 is repayable in December 2022, which is recorded as current liabilities in the consolidated balance sheet as of December 31, 2021.

(iii)	The restricted cash includes an escrow amount of US$506 deposited with a bank which has been repaid to the sellers in 2021.

(iv)

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

(v)

In determining the fair value of the intangible assets, an income approach was used. In this approach, significant estimates consist of discount rate of 22.3% and a growth rate on revenue ranging from 3.0% to 6.2% over a period of 4 years. The estimated amounts recognized on the acquired identifiable intangible assets and their estimated useful lives are shown in the following table:

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Acquisition (Continued)
(e)	Acquisition of Sky Gem International Limited

In April 2021, the Company acquired 51% equity interest of Sky Gem International Limited and its subsidiaries (together “Sky Gem”).

Sky Gem, which is principally engaged in the business of developing and providing SaaS solution for apparel business owners across various functions including production line management, enterprise resources planning, order management system, sales channel management and customer management in the PRC, Hong Kong, Macau and Taiwan. Upon completion of the acquisition, the Group expects to increase its market share in the data-driven Enterprise Solutions segment businesses beyond digital marketing through Sky Gem.

The total purchase consideration amounted to US$3,200 which is wholly settled in cash. The acquisition was accounted for as a business combination. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Fair value of consideration transferred:

Cash	3,200

Recognized amounts of identifiable assets acquired and liabilities assumed:

Other assets	2,000
Other liabilities	(17)
Non-controlling interests	(3,072)
Total identifiable net assets acquired, net of non-controlling interests	(1,089)
Goodwill (Note 13)	4,289

As of December 31, 2021, purchase consideration of US$3,200 was fully settled and there is no adjustment to the purchase consideration amounts.

The excess of purchase price over total identifiable net assets acquired, net of non-controlling interests, was recorded as goodwill. Goodwill associated with the acquisition of Sky Gem was attributable to the expected synergy arising from the consolidated Enterprise Solutions business. The acquired goodwill is not deductible for tax purposes. Acquisition-related costs were immaterial and were included in general and administrative expenses for the year ended December 31, 2021.

Pro-forma results related to the acquisition in accordance ASC 805 have not been presented because the contribution of net revenue and net loss of the acquired entity is less than 1% of the Company’s consolidated net revenue and net loss for the year ended December 31, 2021.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Acquisitions (Continued)
(f)	Acquisition of a customer relationship management (“CRM”) platform

In July 2021, the Group completed an acquisition of a PRC-based CRM platform namely Parllay which provides WeChat-based CRM, e-commerce and marketing SaaS solutions to facilitate the growth of the Company’s Enterprise Solutions segment. iClick anticipates utilizing Parllay's rich expertise in SaaS technology and the assembled workforce to further enhance iClick's product and services and accelerate revenue of its Enterprise Solutions segment.

The total purchase consideration for all the assets amounted to US$1,825, which is wholly settled in cash. The acquisition was accounted for as a business combination as it contains outputs and a substantive process that together significantly contribute to the ability to create outputs as at the date of acquisition. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Fair value of consideration transferred:

Cash consideration	1,825

Recognized amounts of identifiable assets acquired and liabilities assumed:

Intangible assets	279
Deferred tax liabilities	(70)
Total identifiable net assets acquired	209
Goodwill (Note 13)	1,616

As of December 31, 2021, purchase consideration of US$1,825 was fully settled and there is no adjustment to the purchase consideration amounts.

The excess of purchase price over total identifiable net assets acquired was recorded as goodwill. Goodwill associated with the acquisition of Parllay was attributable to the expected synergy arising from the consolidated Enterprise Solutions business. The acquired goodwill is not deductible for tax purposes. Acquisition-related costs were immaterial and were included in general and administrative expenses for the year ended December 31, 2021.

In determining the fair value of the intangible asset, an income approach was used. In this approach, significant estimates consist of discount rate of 22.7% and a compound annual growth rate on revenue of 32% over a period of 5 years. The estimated amounts recognized on the acquired identifiable intangible asset and its estimated useful life are shown in the following table:

Intangible asset	Estimated useful life	Gross carrying amount
Developed technology	5 years	279

Pro-forma results related to the acquisition in accordance ASC 805 have not been presented because the acquisition of Parllay is not material, where net revenue and net loss contributed by Parllay is less than 5% of the Company’s consolidated net revenue and net loss for the year ended December 31, 2021.

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

As of December 31, 2020 and 2021, the Group had time deposits of US$89 and US$11,128 respectively with an average original maturity of 3 months which are denominated in US$.

Cash and cash equivalents and time deposits as of December 31, 2020 and 2021 primarily consist of the following currencies:

	As of December 31,
	2020		2021
	Amount in thousand	US$ equivalent	Amount in thousand	US$ equivalent
RMB	105,792	16,108	111,651	17,576
HK$	110,094	14,206	63,787	8,231
US$	21,635	21,635	26,077	26,077
European dollars	107	128	297	336
Singapore dollars	138	103	217	159
New Taiwan dollars	2,303	80	3,118	113
Japanese Yen	966	9	3,163	29
Others	67	52	67	50
		52,321		52,571

6	Restricted cash

As of December 31, 2020, except for an amount of US$506 in relation to escrow amount deposited for a business acquisition (Note 4(d)), the Company’s remaining restricted cash of US$41,639 represented bank balances held in restricted bank accounts pursuant to certain bank borrowings (Note 17). As of December 31, 2021, all the restricted cash represented bank balances held in restricted bank accounts pursuant to certain bank borrowings (Note 17).

Restricted cash carried fixed interest at a weighted average rate of 0.33% (2020: 0.57%) per annum, out of which US$26,111 (2020: US$41,613), US$nil (2020: US$26) and US$10,035 (2020: US$nil) are denominated in US$, HK$ and RMB, respectively.

7	Equity investment

On May 31, 2019, the Company and VGI Global Media PLC (“VGI”), an online-to-offline solutions provider across advertising, payment and logistics platforms in Thailand, jointly established a new company namely V-Click Technology Company Limited (“V-Click”). VGI holds a majority stake of 51% in V-Click and the Company holds the remaining 49% stake. The investment was accounted for as an equity-method investment due to the significant influence the Company has over the operating and financial policies of V-Click.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

7	Equity investment (Continued)

(a)	Investment in an equity investee

Movements on the Group’s investment in V-Click during the years ended December 31, 2020 and 2021 were as follows:

	For the years ended December 31,
	2020	2021
Balance at the beginning of year	158	460
Capital injection	412	—
Share of losses	(111)	(107)
Exchange differences	1	1
Balance at the end of year	460	354

The Group recognized its share of the equity investee’s loss of US$111  and US$107 for the years ended December 31, 2020 and 2021, respectively. There was no indicator of impairment noted for this equity-method investment as of December 31, 2020 and 2021.

(b)	Amount due from an equity investee

As of December 31, 2020 and 2021, the amount was due from V-Click in relation to cash advances of US$218 and US  $276, respectively, which was unsecured, interest-free and repayable on demand.

8Other long-term investments

	As of December 31,
	2020	2021
Prepayments for long-term investments	2,924	-

Other long-term investments, gross	8,651	16,152
Less: Impairment	-	(4,038)
	8,651	12,114

The Group’s other long-term investments consist of securities without readily determinable fair value and over which the Group has neither significant influence nor control through investments in common stock or in-substance common stock.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

8Other long-term investments (Continued)

Movement of other long-term investments and prepayments for long-term investments for the years ended December 31, 2020 and 2021 is as follows:

	For the years ended December 31,
	2020	2021
Balance at the beginning of year	2,503	11,575
Investments made/transferred from prepayments	7,129	4,502
Prepayments made	1,901	-
Impairment	-	(4,038)
Exchange differences	42	75
Balance at the end of year	11,575	12,114

Representing:
Prepayments for long-term investments	2,924	-
Other long-term investments	8,651	12,114
	11,575	12,114

The Group used measurement alternative for recording equity investments without readily determinable fair values at cost, less impairment, adjusted for subsequent observable price changes. Based on ASU 2016-01, entities that elect the measurement alternative will report changes in the carrying value of the equity investments in current earnings. If measurement alternative is used, changes in the carrying value of the equity investment will be recognized whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer, and impairment charges will be recorded when any impairment indicators are noted and the fair value is lower than the carrying value.

The Group, with the assistance of an independent valuer, assessed the fair value of certain investments as of the balance sheet date, using significant unobservable input including price-to-sales multiples of comparable companies and a discount for lack of marketability (the “DLOM”). The Group concluded that impairment was warranted for certain investments as of December 31, 2021 and recognized US$4,038 (2020: US$nil) impairment charges for investments without readily determinable fair value for the year ended December 31, 2021, which are related to investees in sports nutrition products business,  e-commerce platforms business, and publishing and advertising business whose financial performance was unsatisfactory with no obvious upturn or potential financing solutions in the foreseeable future.

9	Accounts receivable, net

	As of December 31,
	2020	2021
Accounts receivable, gross (Note)	154,891	210,047
Less: allowance for credit losses (Note 2(j))	(11,749)	(22,786)
Accounts receivable, net	143,142	187,261

Note:

As of December 31, 2021, the balance includes bills receivable of US$478 (2020: US$852) which represent short-term notes receivable issued by reputable financial institutions that entitle the Group to receive the full face amount from the financial institutions at maturity, which generally range from five to six months from the date of issuance.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

10	Other assets

Other assets consist of the following:

	As of December 31,
	2020	2021
Current
Deposits	5,359	2,609
Prepayments	5,177	7,520
Loans and interest receivable, net (Notes 2(j), 10(i))	1,480	12,302
VAT recoverable	1,088	1,275
Others	1,034	1,251
	14,138	24,957
Non-current
Rental deposits	468	302
Prepayment	99	1,361
	567	1,663

Note:

(i)

As of December 31, 2021 , the balance represents loans from certain third parties and equity investees of the Group at a weighted average interest of at 6% (2020: 7%) per annum, together with the related interest receivables, which are unsecured and due on demand or within one year from the end of the reporting period.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

11	Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2020	2021
Cost:
Office equipment	4,830	5,035
Leasehold improvements	1,842	2,542
Furniture and fixtures	1,094	1,327
Motor vehicles	13	13
Total cost	7,779	8,917
Less: Accumulated depreciation	(6,565)	(6,918)
Exchange differences	(101)	(68)
Property and equipment, net	1,113	1,931

Depreciation expense recognized for the years ended December 31, 2019, 2020 and 2021 are summarized as follows:

	For the years ended December 31,

	2019	2020	2021
Cost of revenues	2	3	7
Research and development	49	80	152
Sales and marketing expenses	21	96	171
General and administrative expenses	262	202	318
Total	334	381	648

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

12	Intangible assets, net

Intangible assets consist of the following:

	As of December 31,
	2020	2021
Cost:
Computer software	23,189	23,673
Developed technologies	117	117
Customer relationship	2,135	2,135
Brand name	1,162	1,162
Contract backlog	610	610
Advertising contract	53,287	53,287
Total cost	80,500	80,984
Less: Accumulated amortization	(24,095)	(27,336)
Exchange differences	26	65
Intangible assets, net	56,431	53,713

Amortization expense recognized for the years ended December 31, 2019, 2020 and 2021 are summarized as follows:

	For the years ended December 31,
	2019	2020	2021
Cost of revenues	4,771	4,187	3,070
Research and development	1	-	-
Sales and marketing expenses	-	-	12
General and administrative expenses	2	2	156
	4,774	4,189	3,238

The estimated aggregate amortization expense for each of the next five years as of December 31, 2021 is:

Amortization expense of intangible assets
2022	3,200
2023	2,552
2024	2,258
2025	1,840
2026 onwards	43,863
53,713

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

13	Goodwill

Movements on goodwill during the year were as follows:

	Marketing Solutions	Enterprise Solutions	Total
Balance as of January 1, 2020	49,621	16,089	65,710
Goodwill arising from acquisitions during the year (Note 4(d))	3,403	5,306	8,709
Balance as of December 31, 2020	53,024	21,395	74,419
Goodwill arising from acquisitions during the year (Notes 4(e) and (f))	-	5,905	5,905
Exchange differences	-	1,350	1,350
Balance as of December 31, 2021	53,024	28,650	81,674

No impairment charge was recognized for the years ended December 31, 2019, 2020 and 2021, respectively.

14	Lease accounting

The Group adopted ASC 842 as of January 1, 2019. As part of the implementation, the Group recognized its lease liabilities, including the current and non-current portions, within its consolidated balance sheets as of the adoption date, which represents the present value of the Group’s obligation related to the estimated future lease payments. The Group also recognized ROU assets which represent the right to use the leased assets over the period of individual leases. The ROU assets were calculated as the lease liabilities less any asset or liability balances that existed at the time of adoption. The amortization expense of ROU assets amounted to US$1,548, US$1,930 and US$2,785 for the years ended December 31, 2019, 2020 and 2021, respectively.

The lease term is generally specified in lease agreements, however certain agreements provide for lease term extensions or early termination options. To determine the period for the estimated future lease payments, the Group evaluates whether it is reasonably certain that it will exercise the option at the commencement date and periodically thereafter. The lease terms of the Group’s operating leases generally ranged from 12 to 36 months (2020: 12 to 60 months), and the weighted average remaining lease term as of December 31, 2021 was 21 months (2020: 13 months).

To determine the estimated future lease payments, the Group reviews each of its lease agreements to identify the various payment components. The Group includes only the actual lease components in its determination of future lease payments for all the leases. Once the estimated future lease payments are determined, the Group uses a discount rate to calculate the present value of the future lease payments. As of December 31, 2021, a weighted average discount rate of 4.3% (2020: 6.5%) has been applied to the remaining lease payments to calculate the lease liabilities included within the consolidated balance sheets. This represents the incremental borrowing rate the Group would be subject to on borrowings from its available revolving debt agreements.

The following table presents the maturity of the Group’s operating lease liabilities as of December 31, 2021.

2022	2,421
2023	1,387
2024	120
Total operating lease payments (undiscounted)	3,928
Less: Imputed interest	(324)
Total operating lease liabilities (discounted)	3,604

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

14	Lease accounting (Continued)

Lease expenses for these leases are recognized on a straight-line basis over the lease term. For short-term leases over which the Group has elected not to apply the recognition requirements of ASC 842, the Group has recognized the lease payments as expenses on a straight-line basis over the lease term. For the years ended December 31, 2019, 2020 and 2021, total lease cost is comprised of the following:

	For the years ended December 31,
	2019	2020	2021
Relating to the operating lease liabilities	1,721	2,155	2,862
Relating to short-term leases	887	912	1,518
	2,608	3,067	4,380

Supplemental cash flow information related to operating leases is as follows:

	For the years ended December 31,
	2019	2020	2021
Cash payments for amounts included in the measurement of operating lease liabilities	2,449	3,067	4,380
Right-of-use assets obtained in exchange for operating lease liabilities	3,199	2,710	3,163

15	Deferred revenue

	As of December 31,
	2020	2021
Deferred revenue, current	28,199	22,802

Changes in deferred revenue balance for the years ended December 31, 2020 and 2021 were as follows:

	For the years ended December 31,
	2020	2021
Balance at beginning of year	27,089	28,199
Additions to deferred revenue	203,221	135,292
Recognition of deferred revenue as revenues	(203,599)	(141,156)
Exchange differences	1,488	467
Balance at end of year	28,199	22,802

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

16	Accrued liabilities and other liabilities

Accrued liabilities and other liabilities consist of the following:

	As of December 31,
	2020	2021
Current
Rebates payable to customers	1,236	733
VAT and other taxes payable	4,440	5,014
Security deposit received from customers	510	418
Accrued employee benefits	8,968	10,548
Accrued professional fees	5,951	5,076
Accrued marketing and hosting expense	2,939	1,326
Consideration payable (Note 4(d))	3,376	4,507
Advance from a former non-controlling interest shareholder (Note)	-	475
Others	1,911	1,638
	29,331	29,735

	As of December 31,
	2020	2021
Non-current
Deferred other income	375	459
Advance from a former non-controlling interest (Note)	4,521	-
	4,896	459

Note:

As of December 31, 2021, the amount represents an advance from the seller of Optimal, a former non-controlling interest of the Company, for the purpose of replenishment of working capital of certain subsidiaries of the Company, which was unsecured, interest-free, and repayable in December 2022.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

17Bank borrowings

	As of December 31,
	2020	2021
1-year revolving loans denominated in RMB at interest rates of 5.22% (2020: 4.50% to 5.22%) per annum	5,584	31,912
Half-year revolving loan denominated in RMB at interest rates ranging from 3.00% to 6.25% (2020: 3.45% to 6.35%) per annum	35,104	26,691
Revolving service trade loan denominated in HK$ at interest rates ranging from 4.35% to 4.43% (2020: 4.03% to 4.43%) per annum	3,999	84
Rollover period revolving loan denominated in US$ at an interest rate 4.59% per annum	1,000	-
3-month revolving loan denominated in RMB at an interest rate of 3.00% (2020: 3.25%) per annum	10,353	9,917
1-year term loans denominated in RMB at interest rates ranging from 3.85% to 4.50% per annum	-	6,926
	56,040	75,530

Note:

(i)

Corporate guarantee by the Company, bank deposits of the Group of US$36,146 (2020: US$41,639) and accounts receivable of the Group of US$18,250 (2020: US$36,956) are provided as pledge to secure the obligations under the facilities from certain banks.

(ii)

Out of the total banking facilities of US$121,708 and US$213,289 available to the Group as of December 31, 2020 and 2021, respectively, US$56,040 and US$75,530 have been utilized by the Group as of December 31, 2020 and 2021, respectively. As of December 31, 2020 and 2021, total undrawn revolving, service trade and term loan facilities amounted to US$115,338, US$18,013 and US$4,408 (2020: US$58,667, US$6,001 and US$1,000) respectively. Total undrawn facilities available for drawdown as of December 31, 2021, net of bank deposits that would need to be pledged as restricted cash upon utilization of the facilities, amounted to US$33,326.

(iii)

As of December 31, 2021 certain financial covenants (minimum quarterly EBITDA as defined in the banking facilities agreements) as set out in these loan agreements have been breached. The Group has obtained waiver letters such that the bank would not demand immediate repayment from the Group. As of December 31, 2020, no financial covenants as set out in these loan agreements were breached.

The weighted average interest rate for bank borrowings outstanding as of December 31, 2020 and 2021 was 4.19% and 4.64% per annum, respectively. Other than those shown above, the Company did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2020 and 2021.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

18	Convertible notes at fair value

The Company has issued certain convertible notes in September 2018 (the “2018 Notes”), November 2019 (the “November 2019 Notes”), December 2019 (the “December 2019 Notes”), January 2020 (the “January 2020 Notes”) and July 2020 (the “July 2020 Notes”). The November 2019 Notes and December 2019 Notes together are referred to as the “2019 Notes”. The January 2020 Notes and July 2020 Notes together are referred to as the “2020 Notes”. There were no outstanding convertible notes as of December 31, 2020 and 2021.

Convertible notes	Issue date	Maturity date	Principal amounts	Coupon rate
			US$	%
2018 Notes	September 12, 2018	September 12, 2023	30,000	0
November 2019 Notes	November 11, 2019	November 11, 2022	20,000	5
December 2019 Notes	December 16, 2019	December 16, 2022	10,000	5
January 2020 Notes	January 23, 2020	September 12, 2023	3,450	0
July 2020 Notes	July 30, 2020	September 12, 2023	13,100	0

The movement of transactions of these convertible notes during the years ended December 31, 2019 and 2020 is shown in the table below.

	2018 Notes	2019 Notes	2020 Notes	Total
Balance as of January 1, 2019	34,837	-	-	34,837
Years ended December 31, 2019
Fair value changes	41	(174)	-	(133)
New issuance	-	30,000	-	30,000
Conversion of convertible notes (Note (iii))	(4,431)	-	-	(4,431)
Redemption of convertible notes (Note (iv))	(11,265)	-	-	(11,265)
Balance as of December 31, 2019	19,182	29,826	-	49,008
Years ended December 31, 2020
Fair value changes	3,644	445	344	4,433
New issuance	-	-	19,184	19,184
Issuance of convertible notes upon exercise of call option (Note (v))	-	-	11,466	11,466
Conversion of convertible notes (Note (iii))	(7,630)	(30,271)	(30,994)	(68,895)
Redemption of convertible notes (Note (iv))	(15,196)	-	-	(15,196)
Balance as of December 31, 2020	-	-	-	-

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

18	Convertible notes at fair value (Continued)

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

(ii)

Issuance costs related to the convertible notes for which the fair value option is elected amounting to US$4,556 and US$44 for the years ended December 31, 2019 and 2020 respectively. Such costs have been recognized in earnings as incurred and not deferred in accordance with ASC 825-10-25-3.

(iii)	Details of the conversion of convertible notes for the year ended December 31, 2020 are as follows.

Convertible notes	Conversion date	Principal amount converted	Number of ADSs converted	Conversion price per ADS US$	Fair value of converted convertible notes as of the conversion date
For the year ended December 31, 2020
2018 Notes	June 30, 2020	1,000	248,050	4.03	1,551
2018 Notes	July 24, 2020	1,000	236,546	4.23	1,752
2018 Notes	August 11, 2020	2,000	536,596	3.73	4,327
November 2019 Notes	February 18, 2020	20,000	5,128,206	3.90	20,282
December 2019 Notes	February 18, 2020	10,000	2,564,102	3.90	9,989
January 2020 Notes	February 3, 2020	3,450	1,088,876	3.17	4,346
July 2020 Notes	July 30, 2020	13,100	3,851,694	3.40	26,648
		50,550	13,654,070		68,895

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

18	Convertible notes at fair value (Continued)

Note: (Continued)

(iv)	The Company has redeemed the 2018 Notes on the following dates.

Redemption date	Principal amount	Consideration paid for redemption
August 22, 2019	3,000	3,261
November 14, 2019	3,450	4,002
December 12, 2019	3,450	4,002
	9,900	11,265
February 3, 2020	6,900	8,004
March 31, 2020	6,200	7,192
	13,100	15,196

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

As of December 31, 2020 and 2021, the Company is authorized to issue 100,000,000 shares of US$0.001 par value per ordinary share, out of which 80,000,000 shares are Class A ordinary shares and 20,000,000 shares are Class B ordinary shares. The holders of Class A ordinary shares shall have one vote in respect of each Class A ordinary share held and the holders of Class B ordinary shares shall have twenty votes in respect of each Class B ordinary share held.

At the time the Company adopted the 2010 Employee Share Option Plan (the “2010 Share Option Plan”) and 2018 Post IPO Share Incentive Plan, the Company, together with the then shareholders, also decided to allot ordinary shares with par value of US$0.001 to Arda Holdings Limited (“Arda”), a British Virgin Islands company owned by Sammy Hsieh, Co-founder and Director of the Company at no consideration. Arda will only hold these ordinary shares on trust for the benefit of the employees who are under the 2010 Share Option Plan and 2018 Post IPO Share Incentive Plan and the dealing of these ordinary shares is under the direction of the board of directors of the Company. The Company considered Arda to be a variable interest entity as this entity has no equity at risk. The Company further considered that it is the primary beneficiary because the purpose of Arda is to hold treasury shares on behalf of the Company and the dealings of those transactions are under the direction of the Company’s board of directors. Given the structure of this arrangement, while these ordinary shares have been legally issued, they do not bear the attributes of unrestricted, issued and outstanding shares. Therefore, the ordinary shares issued to Arda are accounted for as treasury shares of the Company until these ordinary shares are earned by the Company’s employees, officers, directors or consultants for service provided to the Group. The Company allotted 627,811 shares during the year the 2010 Share Option Plan was adopted. No additional shares have been allotted during the years ended December 31, 2019, 2020 and 2021 to Arda. Arda does not hold any other assets or liabilities as of December 31, 2020 and 2021, nor earn any income nor incur any expenses for the years ended December 31, 2019, 2020 and 2021.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

20	Repurchase of shares

The board of directors of the Company authorized certain share repurchase programs in November 2018 (the “2018 Share Repurchase Program”), January 2020 (the “January 2020 Share Repurchase Program”), December 2020 (the “December 2020 Share Repurchase Program”) and December 2021 (the “December 2021 Share Repurchase Program”), respectively, as detailed in the below table.

Repurchase program	Maximum value of ordinary shares or ADSs of the Company to repurchase	Effective period
2018 Share Repurchase Program	10,000	Period from November 28, 2018 to November 27, 2019
January 2020 Share Repurchase Program	10,000	Period from December 30, 2019 to December 29, 2020
December 2020 Share Repurchase Program	25,000	Period from December 30, 2020 to December 31, 2021
December 2021 Share Repurchase Program	20,000	Year ending December 31, 2022

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

The following table is a summary of the shares repurchased by the Company during 2019, 2020 and 2021 under the repurchase programs. All shares were purchased through publicly purchasing from the open market.

Period	Total number of ADSs purchased as part of the publicly announced plan	Average price paid per ADS
2018 Share Repurchase Program
- For the year ended December 31, 2019	1,301,912	3.3857
January 2020 Share Repurchase Program
- For the year ended December 31, 2020	768,079	7.0892
December 2020 Share Repurchase Program
- For the year ended December 31, 2020	27,599	8.3686
- For the year ended December 31, 2021	1,209,920	8.8324

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

21	Share-based compensation
(a)	Share option plan

The Company’s 2010 Share Option Plan provides for the grant of incentive share options to the Company’s employees, officers, directors or consultants. The Company’s board of directors administers the 2010 Share Option Plan, selects the individuals to whom options will be granted, determines the number of options to be granted, and the term and exercise price of each option.

During the years ended December 31, 2019, 2020 and 2021, no share options were granted to non-employees, employees, officers and directors of the Group. The following table summarizes the share option activities for the years ended December 31, 2019, 2020 and 2021:

	Number of share options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual life	Aggregate intrinsic value
		US$	US$	years	US$’000
At January 1, 2019	908,409	7.52	N/A	6.27	2,724
Exercised	(135,281)	1.25	N/A	N/A	N/A
Forfeited	(105,261)	11.46	N/A	N/A	N/A
At December 31, 2019	667,867	8.16	N/A	5.27	1,807
Vested and expected to vest at December 31, 2019	660,247	4.72	12.08	5.14	780
Exercisable to vest at December 31, 2019	657,142	4.54	12.78	5.64	800
At January 1, 2020	667,867	8.16	N/A	5.27	1,807
Exercised	(235,765)	3.75	N/A	N/A	N/A
At December 31, 2020	432,102	10.56	N/A	4.28	4,578
Vested and expected to vest at December 31, 2020	430,569	5.10	14.51	5.09	5,215
Exercisable to vest at December 31, 2020	431,245	5.13	14.50	5.09	5,213
At January 1, 2021	432,102	10.56	N/A	4.28	4,578
Exercised	(117,788)	5.61	N/A	N/A	N/A
At December 31, 2021	314,314	12.41	N/A	3.31	1,601
Vested and expected to vest at December 31, 2021	312,876	4.90	15.25	3.73	1,601
Exercisable to vest at December 31, 2021	314,204	4.95	15.23	3.73	1,601

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

21	Share-based compensation (Continued)

(a)	Share option plan (Continued)

The aggregate intrinsic value in the table above represents the difference between the estimated fair values of the Company’s ordinary shares as of December 31, 2020 and 2021 and the exercise price.

All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized based on the vesting schedule over the requisite service period. Total fair values of options vested and recognized as expenses for the years ended December 31, 2019, 2020 and 2021 were US$784, US$107 and US$4, respectively.

As of December 31, 2019 and 2020, there were US$96 and US$4 of unrecognized share-based compensation expenses related to share options, which were expected to be recognized over a weighted-average vesting period of 0.86 and 0.25 years, respectively. As of December 31, 2021, there were no unrecognized share-based compensation expenses related to share options. To the extent the actual forfeiture rate is different from the Company’s estimate, the actual share-based compensation related to these awards may be different from the expectation.

The binomial option pricing model is used to determine the fair value of the share options granted to employees and non-employees. There were no grant or modification of share options during the years ended December 31, 2019, 2020 and 2021.

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

During the years ended December 31, 2019, 2020 and 2021, the Company granted RSUs to non-employees, employees, officers and directors of the Group. The following table summarizes the activity of the service-based RSUs for the year ended December 31, 2019, 2020 and 2021:

	Number of RSUs	Weighted average grant date fair value
At January 1, 2019	376,272	8.02
Granted (with a vesting period of 1 to 4 years)	279,480	3.79
Vested	(167,833)	10.25
Forfeited (Note (ii))	(24,373)	7.56
At December 31, 2019	463,546	5.52
Expected to vest at December 31, 2019	377,507	7.57

At January 1, 2020	463,546	5.52
Granted (with a vesting period of 0 to 4 years)	1,180,295	7.83
Vested	(962,606)	6.55
Forfeited/expired (Note (ii))	(46,730)	7.26
At December 31, 2020	634,505	8.11
Expected to vest at December 31, 2020	620,245	8.83

At January 1, 2021	634,505	8.11
Granted (with a vesting period of 0 to 4 years)	716,265	15.73
Vested	(1,049,007)	11.32
Forfeited/expired (Note (ii))	(74,186)	12.73
At December 31, 2021	227,577	17.65
Expected to vest at December 31, 2021	209,878	19.07

Note:

(i)

All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized based on the vesting schedule over the requisite service period. Total fair values and intrinsic value of RSUs vested and recognized as expenses for the years ended December 31, 2019, 2020 and 2021 were US$1,331, US$6,142 and US$11,965 respectively.

(ii)

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates. Based upon the Company’s expected forfeitures for RSUs granted, the directors of the Company estimated that its future forfeiture rate would be 1% for employees and 0% for non-employees in 2019, 2020 and 2021, respectively.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

21	Share-based compensation (Continued)

(b)	Post-IPO share incentive plan (Continued)

Note: (Continued)

(iii)

During the years ended December 31, 2019 and 2020, the Company has granted RSUs which are subject to certain market conditions based on achievement of stock prices of the Company. The Company determines the fair value of these RSUs as of the date of grant or modification using the Monte Carlo simulation model which utilizes multiple input variables to determine the stock-based compensation expense with the following assumptions: historical volatility ranging from 37.36% to 62.89%, 0% dividend yield, and risk-free interest rates ranging from 0.1%% to 1.72%. The historical volatility was based on the average volatility of the comparable companies for the most recent 1-year period as of the date of grant or modification. The stock price projection for the Company assumes a 0% dividend yield. This is mathematically equivalent to reinvesting dividends in the issuing entity over the performance period. The risk-free interest rate is equal to the yield, as of the measurement date, of the zero-coupon U.S. Treasury bill that is commensurate with the remaining performance measurement period.

(c)	Issuance of warrants to an external consultant

Pursuant to the agreement executed between the Company and an external consultant ("Warrant Agreement"), the Company shall issue warrants to purchase up to 4,651,162 ADSs ("Warrants") to the external consultant in exchange for its financial advisory services which the Warrants shall be vested upon the completion of raising a minimum of US$20,000 by the Company through issuing convertible notes or any equivalent financial instruments. On December 9, 2019, the Company, based on the Warrant Agreement, issued the Warrants to the external consultant as the Company was able to successfully issue the November 2019 Notes. The exercise period of the Warrants commences on December 16, 2020 at an exercise price of US$4.30 per ADS and will expire on December 16, 2022. In accordance with ASC 718, the measurement date for the vested warrants was December 9, 2019. The warrants issued to the consultant are classified as equity awards and measured based on the measurement date fair value of US$0.709 per warrant. During the years ended December 31, 2019, 2020 and 2021, no warrants were exercised.

Since all of the warrants granted were immediately vested, compensation expense of US$3,298 was immediately recognized with a corresponding credit to additional paid-in capital during the year ended December 31, 2019.

The fair value of the warrants granted on December 9, 2019 was estimated by using the binomial option pricing model with the following assumptions:

Volatility	42.1%
Risk-free interest rate	1.6%
Expected dividend yield	0.0%
Expected warrant life	3.0 years
Expected forfeiture rate	0.0%

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

21	Share-based compensation (Continued)

(d)	Issuance of shares to Baozun

Pursuant to the share subscription agreement entered into bgetween Baozun Inc. and iClick (Note 1(d)), Baozun has subscribed for 649,349 newly issued Class B ordinary shares. The Class B ordinary shares were issued to Baozun at US$26.52 per share, which was at discount as compared to the fair value of US$28.88 (i.e. based on the closing stock price as of the date of share issuance). The discount of US$1,530 represented an incentive to Baozun to enter into the strategic cooperation framework agreement with the Company, which was recognized as share-based compensation expense in the consolidated statements of comprehensive loss during the year ended December 31, 2021.

(e)	Total share-based compensation costs

Total share-based compensation costs recognized for the years ended December 31, 2019, 2020 and 2021 are as follows:

	For the years ended December 31,
	2019	2020	2021
Cost of revenues	35	5	12
Research and development	661	92	221
Sales and marketing	655	2,707	9,991
General and administrative	4,062	3,445	3,275
Total	5,413	6,249	13,499

22	Other gains, net

	For the years ended December 31,
	2019	2020	2021
Net exchange (loss)/gain	(410)	(421)	622
Forfeiture of advances from customers (Note (i))	1,369	1,245	1,654
Government subsidy income (Note (ii))	1,394	3,063	3,281
ADR reimbursement from depositary bank	224	251	410
Fair value gains/(losses) on short-term investments	107	1,404	(316)
Impairment on long-term investments	-	-	(4,038)
Fair value change in contingent consideration payable	-	(81)	418
Others	308	391	172
Total	2,992	5,852	2,203

Note:

(i)	The forfeited advances from customers are recognized as other gains when the contractual obligation of the Company to provide the agreed services no longer existed legally due to passage of time.

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

Entities incorporated in Hong Kong are subject to Hong Kong profits tax. Under the two- tiered profits tax rates regime, the first HK$2 million assessable profits of the qualifying group company are subject to Hong Kong profits tax at a rate of 8.25% and the remaining profits are subject at a rate of 16.5% on the estimated assessable profits. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

(c)	PRC Enterprise Income Tax (“EIT”)

The Company’s subsidiaries, VIE and VIE’s subsidiaries in the PRC are governed by the Enterprise Income Tax Law (“EIT Law”). Pursuant to the EIT Law and its implementation rules, enterprises in the PRC are generally subjected to tax at a statutory rate of 25%.

High and new technology enterprises (“HNTE”) will enjoy a preferential enterprise income tax rate of 15% under the EIT Law. Some of the Company’s subsidiaries and a VIE’s subsidiary in the PRC are qualified as a HNTE under the EIT Law which are eligible for a preferential enterprise income tax rate of 15% for a period of three years so long as these entities obtain approval from relevant tax authority if they are profitable during the period.

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

Although there are undistributed earnings of the Company’s subsidiaries in the PRC that are available for distribution to the Company, the undistributed earnings of the Company’s subsidiaries located in the PRC are considered to be indefinitely reinvested, because the Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2020 and 2021. The undistributed earnings from the Company’s subsidiaries in the PRC as of December 31, 2020 and 2021 of US$1,468 and US$1,324 would be due if these earnings were remitted as dividends as of December 31, 2020 and 2021. An estimated foreign withholding taxes of US$73 and US$66 would be due if these earnings were remitted as dividends as of December 31, 2020 and 2021, respectively.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

23	Income tax (Continued)
(d)	Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive loss are as follows:

	For the years ended December 31,
	2019	2020	2021
Current income tax expense	1,130	2,784	3,445
Deferred tax benefits	(1,083)	(1,151)	(905)
Income tax expense	47	1,633	2,540

(e)	Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset and deferred tax liability balances as of December 31, 2020 and 2021 are as follows:

	As of December 31,
	2020	2021
Deferred tax assets
Tax losses carried forward (Note (i))	4,365	4,410
Share-based payments	759	931
Temporary difference on deferred income	194	254
Less: Valuation allowance (Note (ii))	(4,365)	(4,410)
	953	1,185
Deferred tax liabilities
Acquired intangible assets	(13,585)	(12,993)
Outside basis difference (Note (iii))	(542)	(356)
Others	(29)	(29)
	(14,156)	(13,378)

Note:

(i)Tax loss carryforwards

As of December 31, 2021, the Group had tax loss carryforwards of approximately US$21,694, which can be carried forward to offset future taxable income. The net operating tax loss carryforwards will begin to expire as follows:

2022	4,212
2023	432
2024	871
2025	5,740
2026	9,128
Tax loss with no expiry	1,311
21,694

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

23	Income tax (Continued)
(e)	Deferred tax assets and liabilities (Continued)

Note: (Continued)

(i)Tax loss carryforwards (Continued)

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2017 to 2021 remain subject to examination by the tax authorities. There were no ongoing examinations by tax authorities as of December 31, 2020 and 2021.

(ii)Valuation allowance

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

Movement of valuation allowance is as follows:

	For the years ended December 31,
	2019	2020	2021
Beginning balance	6,385	5,923	4,365
Additions	801	1,144	2,768
Reversals (Note)	(1,263)	(2,702)	(2,723)
Ending balance	5,923	4,365	4,410

Note:

The reversals comprise tax loss carryforwards which have been utilized to offset taxable income during the years ended December 31, 2019, 2020 and 2021, respectively, and tax loss carryforwards which were expired in 2019, 2020 and 2021.

(iii)Outside basis difference

The deferred tax liabilities are recorded for the undistributed earnings in the Group’s VIE and its subsidiaries in the PRC of US$2,169 and US$1,422 as of December 31, 2020 and 2021, respectively.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

23	Income tax (Continued)
(f)	Income tax reconciliation

Reconciliation between the expense of income taxes computed by applying the statutory tax rates to loss before income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2019	2020	2021
Tax benefit calculated at statutory tax rates (Note i)	(2,599)	(3,291)	(3,488)
Effect of differences between statutory tax rates and foreign effective tax rates	1,999	4,513	1,746
Non-taxable other income	(235)	(627)	(348)
Non-deductible expenses (Note ii)	1,338	3,202	4,783
Valuation allowance	(462)	(1,558)	44
Outside basis difference (Note iii)	(62)	(400)	(186)
Additional deduction of research and development expenses (Note iv)	-	(270)	(125)
Others	68	64	114
Income tax expense	47	1,633	2,540

Note:

(i)

The Group’s major operation was conducted out of the PRC. Accordingly, the Group prepared its tax rate reconciliation starting with the PRC statutory tax rate during the years ended December 31, 2019, 2020 and 2021.

(ii)	Non-deductible expenses were mainly related to allowance for credit losses, share-based compensation expenses, fair value losses on derivative liabilities and fair value losses on convertible notes.
(iii)	Outside basis difference is related to undistributed earnings in the Group’s VIE and its subsidiaries in the PRC (Note 23(e)(ii)).
(iv)

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, companies engaged in research and development activities are entitled to claim ranging from 150% to 175% of the research and development expenses so incurred in a period as tax deductible expenses in determining its tax assessable profits for that period. Certain PRC subsidiaries of the Company have applied such additional deduction for the year ended December 31, 2021.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

24	Basic and diluted net loss per share

Basic and diluted net loss per share for the years ended December 31, 2019, 2020 and 2021 are calculated as follows:

	For the years ended December 31,
	2019	2020	2021
Numerator:
Net loss attributable to ordinary shareholders of the Company	(9,603)	(12,618)	(13,631)
Numerator for basic and diluted net loss per share	(9,603)	(12,618)	(13,631)
Denominator:
Denominator for basic and diluted net loss per share - weighted average shares outstanding	28,583,548	39,368,436	48,187,235
Basic net loss per share	(0.34)	(0.32)	(0.28)
Diluted net loss per share	(0.34)	(0.32)	(0.28)

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

The following ordinary share equivalents were excluded from the computation of diluted net loss per ordinary share for the years presented because including them would have had an anti-dilutive effect:

	As of December 31,
	2019	2020	2021
Share options, RSUs and warrants – weighted average (thousands)	505	2,998	2,613
Convertible notes – weighted average (thousands)	6,909	-	-

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

26	Segments

During the periods presented in these consolidated financial statements, the Group reports two operating segments: 1) Marketing Solutions, and 2) Enterprise Solutions. The Enterprise Solutions segment primarily reflects the results of the Group’s SaaS products and services the Group named its pre-existing online marketing service business as Marketing Solution business.

The table below provides a summary of the Group’s breakdown of net revenues by type of goods or services and operating segment results for the years ended December 31, 2019, 2020 and 2021. The Group does not allocate any operating costs or assets to its business segments as the Group’s CODM does not use this information to measure the performance of the operating segments. There was no significant transaction between reportable segments for the years ended December 31, 2019, 2020 and 2021.

	For the years ended December 31,
	2019	2020	2021
Net revenues:
Marketing Solutions
- Sales agent	6,563	5,834	4,195
- Cost-plus	17,146	26,738	26,062
- Specified actions	165,263	193,280	212,353
	188,972	225,852	242,610
Enterprise Solutions
- SaaS products and services	10,436	28,893	65,092
	199,408	254,745	307,702
Cost of revenues:
Marketing Solutions
- Specified actions	(139,976)	(172,917)	(194,912)
Enterprise Solutions
- SaaS products and services	(2,727)	(8,565)	(23,637)
	(142,703)	(181,482)	(218,549)
Gross profit:
Marketing Solutions
- Sales agent	6,563	5,834	4,195
- Cost-plus	17,146	26,738	26,062
- Specified actions	25,287	20,363	17,441
	48,996	52,935	47,698
Enterprise Solutions
- SaaS products and services	7,709	20,328	41,455
	56,705	73,263	89,153

The Group currently does not allocate assets to all of its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

26	Segments (Continued)

Revenue generated for the respective countries are summarized as follows:

	For the years ended December 31,
	2019	2020	2021
PRC	175,970	214,444	254,874
Hong Kong	22,567	40,197	52,599
Others	871	104	229
	199,408	254,745	307,702

The Group’s long-lived assets are located in the following countries:

	As of December 31,
	2020	2021
PRC	671	1,230
Hong Kong	442	701
	1,113	1,931

27	Commitments and contingencies
(a)	Capital commitments

Capital expenditures contracted for are analyzed as follows:

	As of December 31,
	2020	2021
Contracted but not provided for
Leasehold improvements	151	-

(b)	Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of December 31, 2021 the Group is not a party to any legal or administrative proceedings which will have a material adverse effect on the Group’s business, financial position, results of operations and cash flows.

28	Subsequent event

(a)	Acquisition of non-controlling interests of Changyi

As of December 31, 2021, Changyi was a partially-owned subsidiary of the Company. In March 2022, the Company has entered into an agreement with other shareholders of Changyi to acquire all their  equity interests in Changyi at (i) cash consideration of RMB6,000,000, and (ii) share consideration of 3,091,327 ADSs of the Company. Upon completion of this transaction, Changyi will become a wholly-owned subsidiary of the Company. The transaction will not change the Company’s control over Changyi and will be accounted for as a transaction with non-controlling interests.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

29	Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiaries, VIE and its subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s subsidiaries and the VIE in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiaries, VIE and its subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. There are no significant differences between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIE. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries, VIE and its subsidiaries to satisfy any obligations of the Company.

Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency at the time of requesting such conversion may temporarily delay the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

As of December 31, 2020 and 2021, the total restricted net assets of the Company’s subsidiaries and OptAim VIE incorporated in the PRC and subjected to restriction amounted to approximately US$68,233 and US$69,749, respectively. Except for the above there is no other restriction on the use of proceeds generated by the Company’s subsidiaries, VIE and VIE’s subsidiaries to satisfy any obligations of the Company.

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

The following condensed financial statements of the Company have been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company used the equity method to account for its investment in its subsidiaries, VIE and VIE’s subsidiaries. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiaries, VIE and VIE’s subsidiaries” and “Accumulated losses in excess of investment in subsidiaries, VIE and VIE’s subsidiaries.” The Company, its subsidiaries, VIE and VIE’s subsidiaries were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation. The Company’s share of income from its subsidiaries, VIE and VIE’s subsidiaries is reported as share of income from subsidiaries, VIE and VIE’s subsidiaries in the condensed financial statements.

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

As of December 31, 2020 and 2021, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Inter-company charges, share-based compensation and other miscellaneous expenses for the years ended December 31, 2019, 2020 and 2021, which were previously recognized at the parent company level, had been pushed down to the WFOE/VIE level given the majority of services were provided to the WFOE/VIE entities.

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONDENSED BALANCE SHEETS

AS OF DECEMBER 31, 2020 AND 2021

(US$’000, except share data and per share data, or otherwise noted)

	As of December 31,
	2020	2021
Assets
Current assets
Cash and cash equivalents	402	789
Time deposits	46	-
Restricted cash	5,266	3,657
Other current assets	1,095	549
Total current assets	6,809	4,995
Non-current assets
Deferred tax assets	194	254
Investments in subsidiaries, VIE and VIE’s subsidiaries *	278,874	285,824
Other long-term investments	1,522	510
Investment in an equity investee	460	354
Total non-current assets	281,050	286,942
Total assets	287,859	291,937
Liabilities and shareholders’ equity
Current liability
Accrued liabilities and other current liabilities	7,627	7,126
Total current liability	7,627	7,126
Non-current liability
Other liabilities	8,130	459
Total non-current liability	8,130	459
Total liabilities	15,757	7,585
Commitments and contingencies	-	-
Shareholders’ equity
Ordinary shares	46	48
Treasury shares	(10,341)	(20,908)
Other shareholders’ equity	282,397	305,212
Total shareholders’ equity	272,102	284,352
Total liabilities and shareholders’ equity	287,859	291,937

* Total current assets and total non-current assets as of December 31, 2020 have been revised to adjust for an amount by US$162,486 to classify “investments in subsidiaries, VIE and VIE’s subsidiaries” under non-current assets from “amounts due from subsidiaries” under current assets as presented in previously issued consolidated financial statements included in 2020 Form 20-F. In the opinion of management, the adjustment is immaterial. The impact of the revisions is eliminated in consolidation. There is no impact on the previously reported consolidated financial position, results of operations or cash.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(US$’000, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2019	2020	2021
Operating expenses
General and administrative expenses	(12,064)	(13,598)	(17,574)
Total operating expenses	(12,064)	(13,598)	(17,574)

Operating loss	(12,064)	(13,598)	(17,574)
Other gains/(losses), net	285	(409)	(242)
Fair value losses on derivative liabilities	-	(11,466)	-
Fair value gains/(losses) on convertible notes	133	(4,433)	-
Share of profits from subsidiaries, VIE and VIE’ subsidiaries	2,519	17,477	4,406
Loss before share of losses from an equity investee and income tax expense	(9,127)	(12,429)	(13,410)
Share of losses from an equity investee	(408)	(111)	(107)
Income tax expense	(68)	(78)	(114)
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(9,603)	(12,618)	(13,631)

Net loss attributable to iClick Interactive Asia Group Limited	(9,603)	(12,618)	(13,631)
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of tax	(1,612)	5,001	3,340
Comprehensive loss attributable to iClick Interactive Asia Group Limited	(11,215)	(7,617)	(10,291)

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(US$’000, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2019	2020	2021
Cash flows from operating activities
Net cash used in operating activities*	(4,252)	(3,461)	(3,217)

Cash flows from investing activities
Purchase of other long-term investments	(1,000)	(19)	-
Investment in an equity investee	(566)	(412)	-
(Purchase)/redemption of time deposits	(301)	255	46
Capital contribution to subsidiaries*	(19,129)	(77,655)	(53)
Refund from subsidiaries of capital contribution *	33,127	-	-
Acquisition of subsidiaries	-	(959)	(4,982)
Net cash provided by/(used in) investing activities*	12,131	(78,790)	(4,989)

Cash flows from financing activities
Proceeds from issuance of shares upon private placements and follow on offering	-	71,917	-
Proceeds from exercise of share options	315	1,305	661
Proceeds from issuance of convertible notes, net of transaction expenses	28,742	19,184	-
Redemption of convertible notes	(11,265)	(15,196)	-
Repurchase of ordinary shares	(4,414)	(5,677)	(10,687)
Purchase of interests in subsidiaries from non-controlling interests	-	(7,003)	-
Net proceeds from issuance of ordinary shares upon subscription from Baozun Inc.	-	-	17,010
Net cash provided by financing activities	13,378	64,530	6,984
Net increase/(decrease) in cash and cash equivalents and restricted cash	21,257	(17,721)	(1,222)

* Net cash used in operating activities and net cash provided by/used in investing activities for the years ended December 31, 2019 and 2020 have been revised to adjust for amounts by US$13,998 and US$77,655, respectively, to revise "capital contribution to subsidiaries" and "refund from subsidiaries of capital contribution" to investing activities from operating activities as presented in previously issued consolidated financial statements included in 2019 and 2020 Form 20-F. In the opinion of management, the adjustment is immaterial.  The impact of the revisions is eliminated in consolidation. There is no impact on the previously reported consolidated financial position, results of operations or cash.