Form 20-F
period 2022-12-31
iClick Interactive Asia Group Ltd
filed 2023-05-11
CIK 1697818

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

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

American Depositary Shares, one representing five Class A ordinary shares, par value US$0.001 per share*
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

As of December 31, 2022, there were 50,045,657 ordinary shares outstanding, par value $0.001 per share, being the sum of 45,011,230 Class A ordinary shares and 5,034,427 Class B ordinary shares.

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

☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer. ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepare its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards†† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes  ☐ No

Of the 45,011,230 Class A ordinary shares as of December 31, 2022, (i) 1,093,585.5 were held by Arda Holdings Limited underlying the options granted but not yet exercised (whether or not they are vested) and the options reserved for issuance under our 2018 Share Incentive Plan, and (ii) 180,843.5 were held by JPMorgan Chase Bank N.A., our depositary, underlying the unvested restricted share units under our Post-IPO Plan.

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

●	“active profiled user” refers to a profiled user whom we are able to detect that he/she has online activities during a specific measurement period. A “profiled user” refers to a user whom we have collected sufficient information from his/her online activities to establish a descriptive understanding of the person;
●	“ADSs” refers to our American depositary shares. Two ADSs represent one Class A ordinary share before November 14, 2022, and one ADS represent five Class A ordinary shares effective from November 14, 2022;
●	“Beijing WFOE” refers to our wholly foreign owned enterprise, iClick Data Technology (Beijing) Limited, which is the primary beneficiary of the VIE;
●	“China” or “PRC” refers to the People’s Republic of China, including mainland China, Hong Kong and Macau and, only for the purpose of this annual report, excluding Taiwan; the only instances in which “China” or “the PRC” do not include Hong Kong or Macau are when used in the case of laws and regulations, including, among others, tax matters, adopted by the People’s Republic of China; the legal and operational risks associated with operating in China also apply to our operations in Hong Kong;
●	“Company” refers to iClick Interactive Asia Group Limited;
●	“direct marketer clients” refers to marketers that have direct contractual relationship with us;
●	“end marketers,” or “marketers” refers to marketers that we serve, either directly or through marketing agencies, regardless if they have direct contractual relationship with us;
●	“HK$” or “Hong Kong dollars” refers to the legal currency of Hong Kong;
●	“independent online marketing technology platforms” refers to online marketing technology platforms (i) which are not owned by any group which owns online publishing resources, or (ii) which do not own any online publishing resources;
●	“marketing solutions” refers to mobile marketing solutions and other marketing solutions;
●	mobile apps or websites “covered” refers to the mobile apps or websites from which we are able to receive data to build user profiles;
●	“multinational companies” refer to companies that own or control production of goods or provision of services in one or more countries other than their home countries;
●	“online marketing technology platforms” refers to online marketing platforms which, through a combination of marketing strategies and technologies, assist marketers in optimizing their marketing resources;
●	“ordinary shares” refer to our Class A and Class B ordinary shares, par value US$0.001 per share;
●	“our clients” refers to entities which enter into sales contracts with us and incur spending during the relevant period;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“software-as-a-service” refers to SaaS;
●	“we,” “us,” “our company” or “our” refer to iClick Interactive Asia Group Limited and its subsidiaries;
●	“$,” “US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;
●	“VIE” refers to Beijing OptAim Network Technology Co., Ltd.;

●	“VIE entities” refers to Beijing OptAim Network Technology Co., Ltd. and its subsidiaries; and
●	“WFOE” refers to wholly foreign owned enterprise under the laws of the People’s Republic of China.

Our financial statements are expressed in the U.S. dollar, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars, and from Hong Kong dollars to U.S. dollars, in this annual report on Form 20-F were made at a rate of RMB6.8972 to US$1.00, and HKD7.8015 to US$1.00, respectively, which were the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 30, 2022. We make no representation that any Renminbi/ Hong Kong dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi/ Hong Kong dollar, as the case may be, at any particular rate, at the respective rate stated above, or at all. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our fluctuations in growth;
●	our future business development, financial condition and results of operations;
●	our success in implementing our mobile and new retail strategies, including extending our solutions beyond our core online marketing business;
●	our success in implementing “SaaS+X” model;
●	our success in structuring a customer relationship management and marketing cloud platform;
●	relative percentage of our gross billing recognized as revenue under the gross and net models;
●	the expected growth of online marketing industry, including online marketing technology industry in China;
●	our expectations regarding demand for and market acceptance of our products and services, including marketing solutions and enterprise solutions;
●	our ability to retain existing clients or attract new ones;
●	our ability to integrate and realize synergies from acquisitions, investments or strategic partnerships;
●	our plans to invest in our platform, solutions, data analytics capabilities, technology and technology infrastructure;
●	our ability to collect and use data from various sources and the effectiveness of our algorithms and data engines;
●	our ability to retain content distribution channels and negotiate favorable contractual terms;
●	market competition, including from independent online marketing technology platforms as well as large and well-established internet companies;
●	fluctuations in foreign exchange rates;
●	general economic conditions and the regulatory landscape in China and other jurisdictions where we operate;
●	relevant government policies and regulations relating to our industry;
●	the duration of the COVID-19 outbreak, including various variants, and the control policy and measures, and their potential effects and after-effects on our business and financial performance; and

●	developments in U.S.-China relations, including the imposition of economic sanctions.

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

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.KEY INFORMATION

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

We are exposed to legal and operational risks associated with our operations in China. We are subject to risks arising from China’s legal system, including uncertainties in the interpretation and the enforcement of the PRC laws and regulations. In addition, rules and regulations in China can change quickly with little advance notice. Recently, Chinese regulators have announced regulatory actions targeting certain sectors of China’s economy, including the for-profit education sector and technology platforms that have a quantitatively significant number of users located in China. We cannot guarantee that the Chinese government will not in the future take further regulatory actions that materially adversely affect the business environment and financial markets in China as they relate to us, our ability to operate our business, our liquidity and our access to capital.

The PRC government may also intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, including us, at any time, substantial intervention and influence over the manner of our operations, which could result in a material change in our operations or the value of our ADSs. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, adopting new laws and regulations related to data security, expanding the efforts in anti-monopoly enforcement, and adopting new rules to request China-based companies to fulfill relevant filing procedure and report relevant information to the CSRC for overseas offerings. While we do not believe that these regulatory changes would have any material impact on us, we cannot assure you that the regulators will agree with us or will not in the future adopt regulations that restrict our business operations or access to capital.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement. On February 17, 2023, the CSRC released a set of regulations consisting of six documents, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, collectively, the Overseas Listing Filing Rules, which came into effective on March 31, 2023. According to the Overseas Listing Filing Rules, China-based companies that have already offered shares or been listed overseas prior to the implementation of such new regulations qualify as “Stock Enterprises”, and Stock Enterprises are not required to apply for the filing immediately until a subsequent overseas offering or listing occurs. However, the Overseas Listing Filing Rules, among others, require the issuer or its main operational entity in the PRC to file with the CSRC for its follow-on securities offerings in the same offshore market within three business days after the completion of such offerings, and file with the CSRC for its offerings or listing in offshore stock market other than the stock market of its initial public offering or listing within three business days after the submission of offering application outside mainland China.

We had been listed on the NASDAQ prior to the implementation of the Overseas Listing Filing Rules. Therefore, we are qualified as a “Stock Enterprise” and are not required to apply for the filing immediately until a subsequent overseas offering or listing occurs according to the Overseas Listing Filing Rules. However, we are required to file with the CSRC for its follow-on securities offerings in the same offshore market within three business days after the completion of such offerings, and file with the CSRC for our offerings or listing in offshore stock market other than the stock market of our initial public offering or listing within three business days after the submission of offering application outside mainland China. Failure to comply with the filing requirements for any offering, listing or any other capital raising activities, may result in administrative penalties, such as order to rectify, warnings, fines and other penalties, on us, our controlling shareholders, actual controllers, any person directly in charge and other directly liable persons. Given the uncertainties surrounding the CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, or at all, if we conduct listing in other offshore stock markets or follow-on offerings, issuance of convertible corporate bonds, exchangeable bonds, or other kinds of equity security in the future.

Cybersecurity and data privacy and security issues are subject to increasing legislative and regulatory focus in mainland China. For example, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure on July 30, 2021, which took effect on September 1, 2021. This regulation requires, among others, certain competent authorities to identify critical information infrastructures. In November 2021, the Cybersecurity Administration of China (the “CAC”) promulgated the Draft Administrative Regulations on Cyber Data Security, or the Draft Cyber Data Security Regulations, for public comment. These draft regulations set forth different scenarios under which data processors would be required to apply for cybersecurity review. However, there is no definite timetable as to when these draft regulations will be enacted. In addition, the CAC and a number of other departments under the State Council promulgated the Measures for Cybersecurity Review on December 28, 2021, which became effective on February 15, 2022. According to this regulation, critical information infrastructure operators purchasing network products or network platform operators carrying out data processing activities, which affect or may affect national security, are required to conduct cybersecurity review. Pursuant to the Measures for Cybersecurity Review, enterprises shall apply for the cybersecurity review under the following circumstances: (i) critical information infrastructure operators that intend to purchase network products and services; or (ii) a network platform operator that processes the personal information of more than one million people intends to be listed overseas.

As for the definition of “critical information infrastructure operators”, on July 30, 2021, the State Council of the PRC published the Security Protection Regulations on the Critical Information Infrastructure (the “CII Regulations”), which took effect on September 1, 2021. Pursuant to Article 2 of the CII Regulations, critical information infrastructure refer to the important network facilities and information systems in important industries and fields such as public telecommunications, information services, energy, transportation, water conservancy, finance, public services, e-government and national defense science, technology and industry, as well as other important network facilities and information systems which, in case of destruction, loss of function or leak of data, may result in serious damage to national security, the national economy and the people’s livelihood and public interests. Pursuant to Article 10 of the CII Regulations, the identity of the critical information infrastructure operator shall be determined by the PRC government authorities responsible for critical information infrastructure protection, and the identified critical information infrastructure operator shall be notified by the competent PRC government authority. As of the date of this annual report, we have not received any notice or determination from competent PRC government authorities identifying us as a critical information infrastructure operator.

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

As for the definition of “affects or may affect national security”, the Measures for Cybersecurity Review provides no further explanation or interpretation for “affects or may affect national security”, and the PRC government authorities may have wide discretion in the interpretation of “affects or may affect national security”. According to National Security Law of the PRC issued on July 1, 2015 and became effective on the same date, national security refers to a status in which the regime, sovereignty, unity, territorial integrity, welfare of the people, sustainable economic and social development, and other major interests of the state are relatively not faced with any danger and not threatened internally or externally and the capability to maintain a sustained security status. Given the uncertainty on the interpretation of the Measures for Cybersecurity Review, our PRC legal counsel, Jingtian & Gongcheng, cannot assure that we will not be deemed as “affect or may affect national security” in the future.

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

On July 7, 2022, the CAC promulgated the Measures on Security Assessment of Outbound Data Transfer, or the Measures on Security Assessment of Outbound Data Transfer, effective September 1, 2022. These measures shall apply to the security assessment of the provision of important data and personal information collected and generated by data processors in the course of their operations within the territory of the PRC by such data processors to overseas recipients, or the outbound data transfer. Where there are other provisions in laws and administrative regulations, such other provisions shall prevail. These Measures specify that an outbound data transfer by a data processor that falls under any of the following circumstances, the data processor shall apply to the CAC for the security assessment via the local provincial-level cyberspace administration authority: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than 1,000,000 people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of 100,000 people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the previous year; or (iv) other circumstances where an application for the security assessment of an outbound data transfer is required as prescribed by the CAC. The data we process does not involve the above circumstances. However, we cannot guarantee that the regulators will agree with us or will not in the future adopt new regulations that restrict our business operations.

On December 13, 2022, the Ministry of Industry and Information Technology of the PRC (the “MIIT”) released the Administrative Measures for Data Security in Industry and Information Technology Sectors (Trial), or the Data Security Measures, which came into effect on January 1, 2023. The measures apply to data management in certain industries, including telecommunication sectors, where certain data we process is generated from. The Data Security Measures set out three categories of data: ordinary data, important data and core data. The processing of important data and core data is subject to certain filing and reporting obligations. Since the categories of important data and core data have not been released, it is uncertain how the measures will be interpreted and implemented. We have sorted and cataloged data we process and will take further measures as required.

We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings or offerings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC or the CAC. Because these regulatory actions are relatively new and evolving, it is uncertain how soon legislative or regulatory bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operation, our ability to accept foreign investments and listing on foreign exchanges.

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, consolidated affiliated entities and their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our consolidated affiliated entities in China, including, among others, ICP license, value-added telecommunication license, network culture business license, etc.. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future, and may not be able to maintain or renew our current licenses, permits, filings or approvals.

Furthermore, under current PRC laws, regulations and regulatory rules, we, our PRC subsidiaries and our consolidated affiliated entities may be required to undergo the filing procedures with the CSRC and may be required to go through cybersecurity review by the CAC in connection with any future offering and listing in an overseas market. As of the date of this annual report, we have not been subject to any cybersecurity review made by the CAC. If we fail to obtain the relevant approval or complete other review or filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “—D. Risk Factors—Risks Relating to Doing Business in China—Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capital outside mainland China, which could adversely affect our business operations and cause the value of our securities to significantly decline or become worthless.”

Risks Associated with the Holding Foreign Companies Accountable Act

Our financial statements contained in this annual report have been audited by PricewaterhouseCoopers, an independent registered public accounting firm. It is a firm registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”), and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. Pursuant to the Holding Foreign Companies Accountable Act, or the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, including our auditor. Subsequently, we were conclusively identified by the SEC as a “Commission-Identified Issuer” under the HFCA Act on June 1, 2022 in respect of our annual report for the year ended December 31, 2021 filed on May 2, 2022. Such identification under the HFCA Act to increase U.S. regulatory access to audit information could cause investment uncertainties for affected issuers, including us, which could increase the volatility of the trading price of our ADSs. On December 15, 2022, the PCAOB announced its determination that it has been able to inspect and investigate audit firms in mainland China and Hong Kong completely for purposes of the HFCA Act, and the PCAOB vacated its December 16, 2021 determinations. However, the PCAOB stated that should PRC authorities obstruct the PCAOB’s ability to inspect or investigate completely in any way and at any point in the future, the PCAOB Board will act immediately to consider the need to issue new determinations consistent with the HFCA Act. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. In addition, while we currently do not expect the HFCA Act to prevent us from maintaining the trading of our ADSs in the U.S., uncertainties exist with respect to future determinations of the PCAOB in this respect and any further legislative or regulatory actions to be taken by the U.S. or Chinese governments that could affect our listing status in the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Associated with Our Corporate Structure

Our investors hold securities of iClick Interactive Asia Group Limited, which is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries and through contractual arrangements with its variable interest entities, or VIEs, and their respective subsidiaries based in mainland China. PRC laws and regulations restrict and impose conditions on foreign investment in internet-based businesses, including holding of value-added telecommunication license by Shanghai Myhayo Technology Co., Ltd., or Myhayo, a content distribution channel and a mobile content aggregator of articles and short videos in mainland China. For more information of Myhayo’s value-added telecommunication license, see “—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to maintain or renew the value-added telecommunication license, or fail to obtain other requisite license, or approvals or filings in China, the business carried out by certain consolidated entity may be materially and adversely affected”. Accordingly, we operate these businesses in China through Beijing OptAim Network Technology Co., Ltd., or OptAim Network, which we refer to as the VIE in this annual report, and its subsidiaries, and rely on contractual arrangements among our PRC subsidiary, the VIE and its nominee shareholder to control the business operations of the VIE entities. We are the primary beneficiary of these VIE entities for accounting purposes because of these contractual arrangements. Accordingly, under U.S. GAAP, the financial statements of the VIE are consolidated as part of our financial statements. Although these VIE agreements have been widely adopted by PRC companies seeking to list overseas, such agreements have not been tested in a court of law.

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. The Company that investors will own may never have a direct equity ownership interest in the businesses that are conducted by the VIE. If the PRC government disallow the VIE structure or deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIE could be subject to severe penalties or be forced to relinquish our interests in those operations. This would result in the VIE being deconsolidated. Part of our assets, including the value-added telecommunication license, are held by the VIE. In 2020, OptAim Network contributed 3.3% to our gross billing and 8.7% of our net revenues. In 2021, OptAim Network contributed 3.0% to our gross billing and 7.8% of our net revenues. In 2022, OptAim Network contributed 5.3% to our gross billing and 12.7% of our net revenues. Our holding company, our PRC subsidiaries and the VIE entities, and investors of our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE entities and our Company as a whole. Our ADSs may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the VIE that conduct some or all of our operations. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure”.

Cash Transfer between the Company, the Company’s Subsidiaries and the VIE entities

Cash transfers between the Company, the Company’s subsidiaries and the VIE entities are made in accordance with the applicable PRC laws and regulations and the VIE agreements.

To the extent the cash is in mainland China or an entity incorporated in mainland China, the funds may not be available for use outside mainland China, due to interventions in or the imposition of restrictions and limitations on the ability of the Company, the Company’s subsidiaries, or the VIE entities by the PRC government to transfer cash.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. The Company carries out its business primarily through its subsidiaries and the VIE entities in mainland China, the income of which is primarily in Renminbi and shortages in foreign currencies may restrict their ability to pay dividends or other payments to the Company, or otherwise satisfy the Company’s foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions. Approval from relevant government authorities is required if Renminbi is converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

Furthermore, relevant PRC laws and regulations permit the companies incorporated in mainland China to pay dividends only out of their retained earnings, if any, as determined in accordance with the accounting standards and regulations in mainland China. Additionally, the Company’s subsidiaries incorporated in mainland China and the VIE entities can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. As a result of these and other restrictions under the laws and regulations in mainland China, the Company’s subsidiaries incorporated in mainland China and the VIE entities are restricted to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Even though the Company currently does not require any such dividends, loans or advances from the subsidiaries incorporated in mainland China and the VIE entities for working capital and other funding purposes, the Company may in the future require additional cash resources from its subsidiaries incorporated in mainland China and the VIE entities due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

Our Beijing WFOE enjoys the economic interest in the operations of the VIE entities in the form of service fees under the contractual arrangements among the Beijing WFOE, the VIE, and shareholders of the VIE pursuant to the VIE agreements. Under the VIE agreements, the VIE agrees to pay service fee in an amount equal to 100% of its net income for the relevant period on a monthly basis, and Beijing WFOE has the right to adjust at its own discretion.

The Company has not made any dividend or distribution to its shareholders. The Company’s subsidiaries and the VIE entities have not made any dividend or distribution to the Company. The VIE has not paid any service fee.

See “—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by the Company’s subsidiaries incorporated in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of the Company’s subsidiaries incorporated in mainland China to make payments to us could have a material adverse effect on our ability to conduct our business.”

In utilizing any proceeds from the Company, including any proceeds from any offering by the Company, the Company is permitted under PRC laws and regulations to provide funding to its subsidiaries incorporated in mainland China through inter-company loans or capital contributions, subject to satisfaction of applicable government registration and approval requirements. The Company cannot assure you that these government registrations or approvals can be obtained on a timely basis, if at all. See “—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in entities incorporated in mainland China by holding companies incorporated outside mainland China and governmental control of currency conversion may delay or prevent us from using the proceeds of the fundraisings outside mainland China to make loans to or make additional capital contributions to the Company’s subsidiaries incorporated in mainland China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” In addition, the Company’s subsidiaries incorporated in mainland China may transfer cash to the VIE entities by loans.

The following diagram illustrates the typical fund flow among the Company, its PRC subsidiaries and the VIE entities.

The following table sets forth the amount of the cash transfers among the Company, the Company’s subsidiaries and the VIE entities for the periods presented.

	As of December 31, 2022
	2020	2021	2022
	(US$ in	(US$ in	(US$ in
	thousands)	thousands)	thousands)
Net operating cash received by VIE entities from the Company’s subsidiaries(1)	2,141	772	153
Capital contribution to subsidiaries by the Company(2)	(77,655)	(53)	—
Refund of capital contribution to the Company by subsidiaries(3)	—	—	19,656
Advances from other subsidiaries to WFOE as primary beneficiary(4)	(42,421)	(36,310)	(8,098)
Advances from other subsidiaries to VIE entities(4)	—	(1,588)	(124)
Advances by VIE entities to other subsidiaries(5)	—	554	—
Advances by WFOE as primary beneficiary to other subsidiaries(5)	80,141	4,026	6,307

Notes (US$’000):

(1)	Represents “Net operating cash received from Group companies” of the VIE entities in the Selected Condensed Consolidated Cash Flows Data, which includes the following:
●	For the years ended December 31, 2020, 2021 and 2022, cash received by the VIE entities from other entities of the Group for online advertising service and other marketing service were US$3,506, US$1,315 and US$153, respectively.
●	For the years ended December 31, 2020, 2021 and 2022, cash paid by the VIE entities to other entities of the Group for online advertising service and SaaS services were US$1,365, US$543 and nil, respectively.
(2)	Represents “Capital contribution to subsidiaries” of the Parent in the Selected Condensed Consolidated Cash Flows Data.
(3)	Represents “Refund from subsidiaries of capital contribution” of the Parent in the Selected Condensed Consolidated Cash Flows Data.
(4)	Represents “Payments for advances to Group companies” of Other Subsidiaries and WFOE as Primary Beneficiary in the Selected Condensed Consolidated Cash Flows Data.
(5)	Represents “Receipts of repayments of advances from Group companies” of Other Subsidiaries and WFOE as Primary Beneficiary.
(6)	No transfer of assets other than cash has occurred among the Company, the Company’s subsidiaries and the VIE entities during the years ended December 31, 2020, 2021 and 2022.

Condensed Consolidating Schedules

The following tables present the condensed consolidating schedule of financial information for the Company, its wholly owned subsidiary that is WFOE as primary beneficiary, other subsidiaries and VIE entities as of and for the years ended the dates presented.

Selected Condensed Consolidated Balance Sheets Data (US$’000)

	As of December 31, 2022
			WFOE as
		Other	Primary	VIE	Eliminating	Consolidated
	Parent	Subsidiaries	Beneficiary	Entities	Adjustments	Totals
Assets
Cash and cash equivalents	1,100	78,724	1,433	1,497	—	82,754
Time deposits	—	10	—	—	—	10
Restricted cash	—	22,543	—	—	—	22,543
Short-term investments	1,021	4,253	—	1,737	—	7,011
Amount due from an equity investee	—	312	—	—	—	312
Amounts due from Group companies (3)	—	12,845	22,773	8,374	(43,992)	—
Accounts receivable, net	—	58,572	3,359	2,625	—	64,556
Rebates receivable	—	2,932	1	—	—	2,933
Prepaid media costs	—	16,140	255	99	—	16,494
Other current assets	161	5,050	1,694	1,142	—	8,047
Deferred tax assets	—	720	—	—	—	720
Property and equipment, net	—	241	—	—	—	241
Investment in an equity investee	279	—	—	—	—	279
Investments in subsidiaries and VIE entities (2)	80,015	24,376	7,689	—	(112,080)	—
Other long-term investments	—	5,970	—	—	—	5,970
Intangible assets	—	991	—	—	—	991
Goodwill	—	—	—	—	—	—
Right-of-use assets	—	1,292	—	—	—	1,292
Other non-current assets	—	3,508	4,111	10	—	7,629
Total assets	82,576	238,479	41,315	15,484	(156,072)	221,782

Liabilities
Accounts payable	—	38,194	1,526	2,008	—	41,728
Deferred revenue	—	16,561	385	29	—	16,975
Accrued liabilities and other current Liabilities	5,575	22,114	1,989	861	—	30,539
Amounts due to Group companies (3)	—	31,117	11,815	1,060	(43,992)	—
Lease liabilities	—	3,247	149	135	—	3,531
Bank borrowing	—	42,693	—	1,590	—	44,283
Income tax payable	—	1,539	—	501	—	2,040
Deferred tax liabilities	—	187	1,075	64	—	1,326
Other liabilities	2,071	—	—	—	—	2,071
Total liabilities	7,646	155,652	16,939	6,248	(43,992)	142,493

Equity
Shareholders’ equity (2)	74,930	80,015	24,376	7,689	(112,080)	74,930
Non-controlling interests	—	2,812	—	1,547	—	4,359
Total equity	74,930	82,827	24,376	9,236	(112,080)	79,289

Total liabilities and equity	82,576	238,479	41,315	15,484	(156,072)	221,782

Selected Condensed Consolidated Balance Sheets Data (US$’000)

	As of December 31, 2021
			WFOE as
		Other	Primary	VIE	Eliminating	Consolidated
	Parent	Subsidiaries	Beneficiary	Entities	Adjustments	Totals
Assets
Cash and cash equivalents	789	37,450	523	2,681	—	41,443
Time deposits	—	11,128	—	—	—	11,128
Restricted cash	3,657	32,489	—	—	—	36,146
Short-term investments	—	7,771	—	—	—	7,771
Amount due from an equity investee	—	276	—	—	—	276
Amounts due from Group companies (3)	—	12,184	23,171	5,879	(41,234)	—
Accounts receivable, net	—	181,107	2,568	3,586	—	187,261
Rebates receivable	—	5,523	52	—	—	5,575
Prepaid media costs	—	35,410	148	1,151	—	36,709
Other current assets	549	14,803	8,339	1,266	—	24,957
Deferred tax assets	254	931	—	—	—	1,185
Property and equipment, net	—	1,821	45	65	—	1,931
Investment in an equity investee	354	—	—	—	—	354
Investments in subsidiaries, VIE and VIE’s subsidiaries (2)	285,824	32,585	5,797	—	(324,206)	—
Other long-term investments	510	8,010	2,361	1,233	—	12,114
Intangible assets	—	53,350	223	140	—	53,713
Goodwill	—	80,058	1,616	—	—	81,674
Right-of-use assets	—	3,402	48	384	—	3,834
Other non-current assets	—	1,663	—	—	—	1,663
Total assets	291,937	519,961	44,891	16,385	(365,440)	507,734

Liabilities
Accounts payable	—	63,404	921	2,262	—	66,587
Deferred revenue	—	22,244	470	88	—	22,802
Accrued liabilities and other current liabilities	7,126	20,442	723	1,444	—	29,735
Amounts due to Group companies (3)	—	29,026	10,088	2,120	(41,234)	—
Lease liabilities	—	3,172	48	384	—	3,604
Bank borrowing	—	73,641	—	1,889	—	75,530
Income tax payable	—	3,475	—	575	—	4,050
Deferred tax liabilities	—	13,223	56	99	—	13,378
Other liabilities	459	—	—	—	—	459
Total liabilities	7,585	228,627	12,306	8,861	(41,234)	216,145

Equity
Shareholders’ equity (2)	284,352	285,824	32,585	5,797	(324,206)	284,352
Non-controlling interests	—	5,510	—	1,727	—	7,237
Total equity	284,352	291,334	32,585	7,524	(324,206)	291,589

Total liabilities and equity	291,937	519,961	44,891	16,385	(365,440)	507,734

Selected Condensed Consolidated Balance Sheets Data (US$’000) (Continued)

	As of December 31, 2020
			WFOE as
		Other	Primary	VIE	Eliminating	Consolidated
	Parent	Subsidiaries	Beneficiary	Entities	Adjustments	Totals
Assets
Cash and cash equivalents	402	40,273	9,444	2,113	—	52,232
Time deposits	46	43	—	—	—	89
Restricted cash	5,266	36,879	—	—	—	42,145
Short-term investments	—	23,172	548	—	—	23,720
Amount due from an equity investee	—	218	—	—	—	218
Amounts due from Group companies (3)	—	23,295	12,571	6,643	(42,509)	—
Accounts receivable, net	—	31,022	110,400	1,720	—	143,142
Rebates receivable	—	10,964	—	—	—	10,964
Prepaid media costs	—	25,470	7,471	1,587	—	34,528
Other current assets	1,095	11,705	326	1,012	—	14,138
Deferred tax assets	194	759	—	—	—	953
Property and equipment, net	—	915	116	82	—	1,113
Investment in an equity investee	460	—	—	—	—	460
Investments in subsidiaries and VIE entities (2)	278,874	37,470	8,381	—	(324,725)	—
Prepayments for long-term investments	—	2,924	—	—	—	2,924
Other long-term investments	1,522	7,129	—	—	—	8,651
Intangible assets	—	56,095	—	336	—	56,431
Goodwill	—	74,419	—	—	—	74,419
Right-of-use assets	—	2,809	128	484	—	3,421
Other non-current assets	—	452	103	12	—	567
Total assets	287,859	386,013	149,488	13,989	(367,234)	470,115

Liabilities
Accounts payable	—	13,100	29,669	371	—	43,140
Deferred revenue	—	27,555	—	644	—	28,199
Accrued liabilities and other current liabilities	7,627	5,701	14,484	1,519	—	29,331
Amounts due to Group companies (3)	—	12,571	28,060	1,878	(42,509)	—
Lease liabilities	—	2,713	131	484	—	3,328
Bank borrowing	—	18,245	37,338	457	—	56,040
Income tax payable	—	3,699	—	483	—	4,182
Contingent consideration payable	7,755	—	—	—	—	7,755
Deferred tax liabilities	—	14,010	—	146	—	14,156
Other liabilities	375	4,521	—	—	—	4,896
Total liabilities	15,757	102,115	109,682	5,982	(42,509)	191,027

Equity
Shareholders’ equity (2)	272,102	278,874	39,806	6,045	(324,725)	272,102
Non-controlling interests	—	5,024	—	1,962	—	6,986
Total equity	272,102	283,898	39,806	8,007	(324,725)	279,088

Total liabilities and equity	287,859	386,013	149,488	13,989	(367,234)	470,115

Selected Condensed Consolidated Statements of Operations Data (US$’000)

	For the year ended December 31, 2022
			WFOE as
		Other	Primary	VIE	Eliminating	Consolidated
	Parent	Subsidiaries(8)	Beneficiary	Entities(8)	Adjustments	Totals
Net revenues
Third-party net revenues	—	138,287	9,331	21,462	—	169,080
Inter-company net revenues (1)	—	4,727	1,472	601	(6,800)	—
Cost of revenues
Third-party costs	—	(151,968)	(3,566)	(17,678)	—	(173,212)
Inter-company costs (1)	—	(1,759)	(4,446)	(285)	6,490	—
Gross profit/(loss)	—	(10,713)	2,791	4,100	(310)	(4,132)
Operating expenses
Research and development expenses	—	(5,902)	(2,156)	(1,158)	—	(9,216)
Sales and marketing expenses (1)	—	(38,347)	(2,789)	(3,787)	310	(44,613)
General and administrative expenses	(7,160)	(37,594)	(6,467)	(447)	—	(51,668)
Impairment of long-lived assets	—	(4,201)	(202)	—	—	(4,403)
Impairment of goodwill	—	(78,521)	(1,616)	—	—	(80,137)
Total operating expenses	(7,160)	(164,565)	(13,230)	(5,392)	310	(190,037)
Share of (losses)/profits of subsidiaries, VIE and VIE’s subsidiaries (2)	(185,431)	(9,063)	(1,366)	—	195,860	—
Finance costs, net	—	(866)	344	(57)	—	(579)
Other (losses)/gains, net	(7,925)	(14,310)	3,126	(56)	—	(19,165)
(Loss)/profit before share of loss from an equity investee and income tax (expense)/credit	(200,516)	(199,517)	(8,335)	(1,405)	195,860	(213,913)
Share of loss from an equity investee	(75)	—	—	—	—	(75)
Income tax (expense)/credit	(284)	12,156	(728)	38	—	11,182
Net (loss)/income	(200,875)	(187,361)	(9,063)	(1,367)	195,860	(202,806)
Net loss attributable to non-controlling Interests	—	1,930	—	1	—	1,931
Net (loss)/income attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(200,875)	(185,431)	(9,063)	(1,366)	195,860	(200,875)

Selected Condensed Consolidated Statements of Operations Data (US$’000) (Continued)

	For the year ended December 31, 2021
			WFOE as
		Other	Primary	VIE	Eliminating	Consolidated
	Parent	Subsidiaries	Beneficiary (7)	Entities	Adjustments	Totals
Net revenues
Third-party net revenues	—	278,881	5,984	22,837	—	307,702
Inter-company net revenues (1)	—	2,704	22,183	1,028	(25,915)	—
Cost of revenues
Third-party costs	—	(177,282)	(22,885)	(18,382)	—	(218,549)
Inter-company costs (1)	—	(23,074)	(2,675)	(49)	25,798	—
Gross profit	—	81,229	2,607	5,434	(117)	89,153
Operating expenses
Research and development expenses	—	(8,037)	(430)	(1,060)	—	(9,527)
Sales and marketing expenses (1)	—	(45,788)	(2,211)	(4,990)	117	(52,872)
General and administrative expenses	(17,574)	(17,245)	(4,238)	(586)	—	(39,643)
Total operating expenses	(17,574)	(71,070)	(6,879)	(6,636)	117	(102,042)
Share of profits/(losses) of subsidiaries, VIE and VIE’s subsidiaries (2)	4,406	(2,162)	(610)	—	(1,634)	—
Finance costs, net	—	(3,265)	—	—	—	(3,265)
Other (losses)/gains, net	(242)	(476)	2,533	388	—	2,203
(Loss)/profit before share of loss from an equity investee and income tax (expense)/credit	(13,410)	4,256	(2,349)	(814)	(1,634)	(13,951)
Share of loss from an equity investee	(107)	—	—	—	—	(107)
Income tax (expense)/credit	(114)	(2,527)	187	(86)	—	(2,540)
Net (loss)/income	(13,631)	1,729	(2,162)	(900)	(1,634)	(16,598)
Net loss attributable to non-controlling Interests	—	2,677	—	290	—	2,967
Net (loss)/income attributable to iClick Interactive Asia Group Limited’s ordinary Shareholders	(13,631)	4,406	(2,162)	(610)	(1,634)	(13,631)

	For the year ended December 31, 2020
			WFOE as
		Other	Primary	VIE	Eliminating	Consolidated
	Parent	Subsidiaries	Beneficiary	Entities	Adjustments	Totals
Net revenues
Third-party net revenues	—	87,227	150,177	17,341	—	254,745
Inter-company net revenues (1)	—	3,193	4,371	4,761	(12,325)	—
Cost of revenues
Third-party costs	—	(41,841)	(122,603)	(17,038)	—	(181,482)
Inter-company costs (1)	—	(3,375)	(7,954)	(996)	12,325	—
Gross profit	—	45,204	23,991	4,068	—	73,263
Operating expenses
Research and development expenses	—	(2,055)	(1,915)	(1,379)	—	(5,349)
Sales and marketing expenses (1)	—	(28,358)	(5,103)	(4,567)	—	(38,028)
General and administrative expenses	(13,598)	(5,865)	(11,875)	(310)	—	(31,648)
Total operating expenses	(13,598)	(36,278)	(18,893)	(6,256)	—	(75,025)
Share of profits/(losses) of subsidiaries, VIE and VIE’s subsidiaries (2)	17,477	1,605	(1,317)	—	(17,765)	—
Finance income/(costs), net	—	309	(1,662)	—	—	(1,353)
Other (losses)/gains, net	(409)	7,218	(1,349)	392	—	5,852
Fair value losses on derivative liabilities	(11,466)	—	—	—	—	(11,466)
Fair value losses on convertible notes	(4,433)	—	—	—	—	(4,433)
(Loss)/profit before share of loss from an equity investee and income tax (expense)/credit	(12,429)	18,058	770	(1,796)	(17,765)	(13,162)
Share of loss from an equity investee	(111)	—	—	—	—	(111)
Income tax (expense)/credit	(78)	(2,008)	412	41	—	(1,633)
Net (loss)/income	(12,618)	16,050	1,182	(1,755)	(17,765)	(14,906)
Net loss attributable to non-controlling interests	—	1,427	—	861	—	2,288
Net (loss)/income attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(12,618)	17,477	1,182	(894)	(17,765)	(12,618)

Selected Condensed Consolidated Cash Flows Data (US$’000)

	For the year ended December 31, 2022
			WFOE as
		Other	Primary	VIE	Eliminating	Consolidated
	Parent (6)	Subsidiaries(8)	Beneficiary	Entities(8)	Adjustments	Totals
Net operating cash received from/(paid to) Group companies (4)	—	(1,031)	878	153	—	—
Net operating cash (paid to)/ received from third parties	(7,754)	82,012	(2,027)	(1,127)	—	71,104
Net cash (used in) provided by operating activities	(7,754)	80,981	(1,149)	(974)	—	71,104
Refund from subsidiaries of capital contribution (3)	19,656	—	—	—	(19,656)	—
Payments for advances to Group companies (3)	—	(8,222)	—	—	8,222	—
Receipts of repayments of advances from Group companies (3)	—	6,307	—	—	(6,307)	—
Other investing activities	(7,742)	3,382	383	—	—	(3,977)
Net cash provided by (used in) investing activities	11,914	1,467	383	—	(17,741)	(3,977)
Refund of capital contribution to the parent company(3)	—	(19,656)	—	—	19,656	—
Receipts of advances from Group companies (3)	—	—	8,098	124	(8,222)	—
Repayments for advances from Group companies (3)	—	—	(6,307)	—	6,307	—
Other financing activities	(7,506)	(29,569)	—	(214)	—	(37,289)
Net cash (used in) provided by financing activities	(7,506)	(49,225)	1,791	(90)	17,741	(37,289)

Selected Condensed Consolidated Cash Flows Data (US$’000) (Continued)

	For the year ended December 31, 2021
			WFOE as
		Other	Primary	VIE	Eliminating	Consolidated
	Parent (6)	Subsidiaries	Beneficiary (7)	Entities	Adjustments	Totals

Net operating cash (paid to)/received from Group companies (4)	—	(8,208)	7,436	772	—	—
Net operating cash (paid to)/received from third Parties	(3,217)	13,377	(27,380)	(2,453)	—	(19,673)
Net cash used in operating activities	(3,217)	5,169	(19,944)	(1,681)	—	(19,673)

Capital contribution to subsidiaries (3)	(53)	—	—	—	53	—
Payments for advances to Group companies (3)	—	(37,898)	—	—	37,898	—
Receipts of repayments of advances from Group companies (3)	—	4,580	—	—	(4,580)	—
Other investing activities	(4,936)	(5,364)	(12,076)	(14)	—	(22,390)
Net cash used in investing activities	(4,989)	(38,682)	(12,076)	(14)	33,371	(22,390)

Capital contribution from Group companies (3)	—	53	—	—	(53)	—
Receipts of advances from Group companies (3)	—	—	36,310	1,588	(37,898)	—
Repayments for advances from Group companies (3)	—	—	(4,026)	(554)	4,580	—
Other financing activities	6,984	16,598	—	1,161	—	24,743
Net cash provided by financing activities	6,984	16,651	32,284	2,195	(33,371)	24,743

Selected Condensed Consolidated Cash Flows Data (US$’000) (Continued)

	For the year ended December 31, 2020
			WFOE as
		Other	Primary	VIE	Eliminating	Consolidated
	Parent (6)	Subsidiaries	Beneficiary	Entities	Adjustments	Totals
Net operating cash received from/(paid to) Group companies (4)	—	3,722	(5,863)	2,141	—	—
Net operating cash (paid to)/received from third parties	(3,461)	(41,547)	27,485	(2,110)	—	(19,633)
Net cash (used in) provided by operating activities (5)	(3,461)	(37,825)	21,622	31	—	(19,633)
Capital contribution to Group companies (3)	(77,655)	—	—	—	77,655	—
Payments for advances to Group companies (3)	—	(42,421)	—	—	42,421	—
Receipts of repayments of advances from Group companies (3)	—	80,141	—	—	(80,141)	—
Other investing activities	(1,135)	(25,927)	(602)	(29)	—	(27,693)
Net cash (used in) provided by investing activities (5)	(78,790)	11,793	(602)	(29)	39,935	(27,693)
Capital contribution from Group companies (3)	—	77,655	—	—	(77,655)	—
Receipts of advances from Group companies (3)	—	—	42,421	—	(42,421)	—
Repayments for advances from Group companies (3)	—	—	(80,141)	—	80,141	—
Other financing activities	64,530	(5,781)	20,777	457	—	79,983
Net cash provided by (used in) financing activities (5)	64,530	71,874	(16,943)	457	(39,935)	79,983

Notes (US$’000):

(1)It represents the elimination of intercompany transactions at the consolidation level.

Services from the VIE entities to other group companies

The VIE entities provide online advertising service to other group companies. For the years ended December 31, 2020, 2021 and 2022, the intercompany online advertising service revenues recognized by the VIE entities were US$4,761, US$911 and US$291, respectively. These transactions are eliminated at the consolidation level.

The VIE entities also provide other marketing services to other group companies. For the years ended December 31, 2020, 2021 and 2022, the intercompany other marketing service revenues recognized by the VIE entities were nil, US$117 and US$310, respectively. These transactions are eliminated at the consolidation level.

Services from other group companies to the VIE entities

WFOE as primary beneficiary and other subsidiaries of the Group provide online advertising service and SaaS services to the VIE entities. For the years ended December 31, 2020, 2021 and 2022, the intercompany online advertising and SaaS service revenues from the VIE entities recognized by WFOE as primary beneficiary and other subsidiaries of the Group were US$996, US$49 and US$285, respectively. These transactions are eliminated at the consolidation level.

As of December 31, 2020, 2021 and 2022, there were no balances for management fees charged to VIEs.

(2)	It represents the elimination of the investments in subsidiaries and the VIE entities by the Company.
(3)	It represents the elimination of intercompany balances among the Company, WFOE as primary beneficiary, other subsidiaries and the VIE entities. The Parent transfers cash to its wholly-owned subsidiaries by making capital contributions or interest-free advances to subsidiaries in Hong Kong, and the subsidiaries in Hong Kong transfer cash to the WFOE which is the primary beneficiary of the VIE and other PRC subsidiaries by making capital contributions or interest-free advances.
(4)	For the years ended December 31, 2020, 2021 and 2022, cash received by the VIE entities from other entities of the Group for online advertising service and other marketing service were US$3,506, US$1,315 and US$153, respectively.

For the years ended December 31, 2020, 2021 and 2022, cash paid by the VIE entities to other entities of the Group for online advertising service and SaaS services were US$1,365, US$543 and nil, respectively.

(5)	The “net cash used in operating activities” and “net cash provided by/used in investing activities” of the Parent for the year ended December 31, 2020, and “investments in subsidiaries and the VIE entities” as of December 31, 2020 have been revised from amounts previously disclosed in the notes to the consolidated financial statements of the Group. See Note 28 to our consolidated financial statements.
(6)	See Note 28 of Consolidated Financial Statements for more details of the gross investing activities and financing activities of the Parent.
(7)	As a result of an internal restructuring within the Group in 2021 to move the VIE structure from the pre-existing WFOE as primary beneficiary (the “Original WFOE PB”) to another wholly-owned WFOE of the Company (the “New WFOE PB”), on November 1, 2021, the VIE contractual agreements were amended and restated whereby the New WFOE PB became the primary beneficiary of the VIE. Amounts of “WFOE as Primary Beneficiary” presented in the above tables (i) as of and for each of the two years ended December 31, 2022 and December 31, 2021, and (ii) as of and for each of the year ended December 31, 2020 represent the financial information of (i) the New WFOE PB and (ii) the Original WFOE PB, respectively.
(8)	As a result of an internal restructuring within the Group in 2022, one of the subsidiaries of the VIE became an indirectly-held legally-owned subsidiary of the Company in June 2022. Financial information of this entity (i) as of and for the year ended December 31, 2022, and (ii) as of and for each of the two years ended December 31, 2021, was presented in the corresponding tables above under (i) “Other Subsidiaries”, and (ii) “VIE Entities”, respectively.

A.[Reserved]

B.Capitalization and Indebtedness

Not Applicable.

C.Reasons for the Offer and Use of Proceeds

Not Applicable.

D.Risk Factors

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

Summary of Risk Factors

●	We have experienced fluctuations in growth in recent periods, and our historical growth may not be indicative of our future growth.
●	We face intense competition for our marketing solutions and enterprise solutions, and if we fail to maintain and enhance our capabilities, our results of operations could be materially and adversely affected.
●	We have incurred significant net losses and cash outflows in the past, all of which may continue in the future.
●	We have recorded significant impairment charges, and may continue to do so in the future.

●	We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations. In particular, we have been, may continue to be, materially and adversely affected by COVID-19, and changes we have made to our business may not be successful in dealing with the effects or the after-effects of the pandemic.
●	We cannot assure the success of “SaaS+X” model and our enterprise solutions business.
●	A downturn in global economy could reduce the customers’ demand and their ability to pay for our solutions, which could materially and adversely affect our business and results of operations.
●	Our sales cycle may become more time-consuming and expensive under enterprise solutions, we may encounter pricing pressure and implementation and configuration challenges, and we may have to delay revenue recognition for some complex transactions, all of which could harm our business and operating results.
●	Our net revenues, net revenues as a percentage of gross billing, gross profit margin and the comparability of our financial results may be affected by our revenue models.
●	Failure to retain existing clients or attract new ones could adversely impact our business and results of operations.
●	Loss of any marketing agency client may materially and adversely affect our business and results of operations.
●	Loss of any content distribution channel and changes in the contract terms with any content distribution channel may materially and adversely affect our business and results of operations.
●	The independent online marketing technology market is highly fragmented and intensely competitive. Independent online marketing technology platforms also face competitive pressure from well-established internet companies, marketing agencies and traditional media. In addition, as we continue to expand into the enterprise solution market, we also face increasingly intensified competition.
●	We may not be able to obtain additional capital when desired, on favorable terms or at all.
●	We are subject to many of the economic and political risks associated with emerging markets due to our operations in mainland China and Hong Kong. Adverse changes in mainland China or Hong Kong’s economic, political and social conditions as well as government policies could adversely affect our business and prospects.
●	Developments in U.S.-China relations, including any escalation of political or trade tensions, could negatively affect our business and the market for our ADSs.
●	Recent litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have an adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past had deprived our investors with the benefits of such inspections.
●	Our ADSs may be prohibited from trading in the United States under the HFCA Act, if the PCAOB is unable to inspect or fully investigate auditors located in mainland China or Hong Kong. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

●	The Company is a Cayman Islands holding company with no equity ownership in the VIE entities. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIE entities with which we have maintained contractual arrangements. Investors in the ADSs thus are not purchasing equity interest in the VIE entities in China but instead are purchasing equity interest in a Cayman Islands holding company. We are subject to the legal and operational risks associated with being based in or having the majority of our operations in China, and are subject to complex and evolving laws and regulations in China. There are substantial uncertainties regarding the interpretation and application of PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for the majority of our operations in China. In addition, there are uncertainties in the PRC legal system. Some rules and regulations in China might change quickly with little advance notice. These risks could result in a material change in our operations and/or the value of the securities we have listed or could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “—D. Risk Factors—Risks Related to the Corporate Structure—We are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIE entities with which we have maintained contractual arrangements.” and “—Risks Related to the Corporate Structure—We rely on the contractual arrangements that establish the structure for certain of our operations in China.”
●	Recently, the PRC government has indicated an intent to exert more oversight and control over China-based issuers, and initiated a series of regulatory actions and made a number of public statements, some of which are published with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact of such modified or new laws and regulations will impact our ability to conduct business, accept foreign investments, or continue to list on a U.S. or other foreign exchange. For a detailed description, see “—D. Risk Factors—Risks Related to the Corporate Structure—Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capital outside mainland China, which could adversely affect our business operations and cause the value of our securities to significantly decline or become worthless.”

Risks Related to Our Business and Industry

We have experienced fluctuations in growth in recent periods, and our historical growth may not be indicative of our future growth.

We have experienced fluctuations in growth in recent periods. We may not be able to sustain our historical growth rates, or at all. In 2022, our total revenue declined mainly due to the scale-down of our marketing solutions business, uncertainties in the macro-economic environment from pandemic impact and the changing regulatory environment, which led to reduced budget and spending from clients and a broad-based slowdown in the advertising market in China, lockdowns and other pandemic control measures, which affected the progress of our client on-boarding and solution implementation, and increased competition in the SaaS market. You should not consider our historical growth in gross billing and net revenues as indicative of our future performance.

We believe our business, prospects and results of operations depend on a number of factors, some of which are described in more details in this section, including our ability to:

●	successfully execute our mobile strategy;
●	successfully execute and upgrade our “SaaS+X” model;
●	retain existing clients while continuing to optimize our client base;
●	attract new clients and further diversify our client base especially on enterprise solutions;
●	adapt our solutions and service offerings to meet evolving business needs, including to address market trends such as the migration of consumers from PCs to mobile devices;
●	leverage our data assets and experience and expertise in online marketing to extend our solutions beyond online marketing and achieve market acceptance;

●	maintain the proper functioning of our technology architecture as our business continues to grow;
●	maintain and grow our data assets in order to help marketers identify, engage and convert their audience;
●	maintain a high level of customer satisfaction;
●	anticipate and adapt to changing market conditions;
●	adapt to an evolving and complex regulatory environment;
●	acquire or invest in businesses, products and technologies and to integrate and realize synergies from acquisitions and strategic investments;
●	increase awareness of our brand among marketers on a global basis in a cost-effective manner; and
●	maintain sufficient working capital for business growth.

We cannot assure you that we will be able to successfully accomplish any of these objectives.

We face intense competition for our marketing solutions and enterprise solutions, and if we fail to maintain and enhance our capabilities, our results of operations could be materially and adversely affected.

Our recent growth was primarily driven by our expansion since 2014 into mobile channels to identify, engage and convert mobile marketing, as well as our expansion into enterprise solutions since 2018. We have experienced and expect to continue to face intense competition in respect of our mobile marketing solutions and enterprise solutions. To deliver, maintain and enhance our mobile capabilities, it is important that we further integrate with a wider range of mobile technologies, systems, networks and standards that we do not control. To further develop and execute our “SaaS+X” model, we have to continuously strength our technological innovation and R&D capabilities and outpace competitors in the market. We may not be successful in developing solutions that operate effectively with these technologies, systems, networks or standards. Any of these could have a material adverse effect on our business, prospects and results of operations.

In light of the rising demand for SasS products, and marketing via mobile apps, mobile app publishers, especially popular mobile app publishers, tend to command stronger bargaining power compared to their non-mobile app publisher counterparts. All of these have resulted in a downward pricing pressure on, and increased media costs for, our enterprise solutions and marketing solutions. In addition, the gross margin for our enterprise solutions and marketing solutions may fluctuate in future. As we continue to face increasing competition and pricing pressure, our profit margin could be materially and adversely affected.

We have incurred significant net losses and cash outflows in the past, all of which may continue in the future.

We incurred net losses of US$14.9 million in 2020, US$16.6 million in 2021 and US$202.8 million in 2022. As of December 31, 2022, we had an accumulated deficit of US$422.1 million. We recorded net operating cash outflows of US$19.6 million in 2020 and US$19.7 million in 2021. We will need to generate increased revenue or gross profit levels in future periods to become profitable, and, even if we do, we may not be able to improve our profitability as we intend to continue to expend funds to grow our enterprise solutions business, develop and enhance our data analytic capabilities, and scale our data center infrastructure and services capabilities. Our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenue or gross profit enough to offset our operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this annual report, and unforeseen expenses, difficulties, complications and delays and other unknown events. If we are unable to achieve or sustain profitability, the market price of our ADSs may significantly decrease. We also face unfavorable capital market in recent years. If there would be no significant fund raising in the future, we may have cash shortage which would impact our strategy on prudent cash management and impact the business, prospects and results of operations.

We have recorded significant impairment charges and may continue to do so in the future.

We have recorded significant impairment charges in 2022, and may continue to do so in future. Goodwill represents the excess of the purchase consideration over the fair value of assets and liabilities of businesses acquired. As of December 31, 2022, due to (i) the underperformance of our acquired businesses, which were adversely affected by the COVID-19 outbreak and the macroeconomic conditions, (ii) a revision of our forecasted future earnings due to intensified industry competition, and (iii) a decline in our market capitalization in 2022, we recorded goodwill impairment of US$80.1 million. As of December 31, 2022, our goodwill has been fully impaired. In addition, we recorded impairment charges of US$53.3 million in long-lived assets relation to intangible assets (other than goodwill), property and equipment, and right-of-use assets. We also recorded impairment on our long-term investments of US$10.8 million in 2022, compared to US$4.0 million in 2021.

Impairment assessment requires significant management judgement. Any changes in our judgmental assumptions would cause a change in the recoverable amounts of goodwill and long-lived assets and determination of investment’s impairment. In addition, we could be required to evaluate the recoverability of goodwill, long-lived assets and investment’s impairment prior to the annual assessment if there are any impairment indicators, including experiencing disruptions to the business, unexpected significant declines in operating results, divestiture of a significant component of our business or market capitalization declines, any of which could be caused by our failure to manage our acquired companies and to successfully integrate their operations with our other operations, and our failure to manage our long-term investments in other companies. Impairment charges could negatively affect our reported earnings and financial ratios in the periods of such charges and limit our ability to obtain financing in the future. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results —Critical Accounting Estimates” for more information.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations. In particular, we have been, and may continue to be, materially and adversely affected by the COVID-19 pandemic, and changes we have made to our business may not be successful in dealing with the effects or the after-effects of the pandemic.

Our business, results of operations, financial condition and prospects have been materially and adversely affected by the COVID-19. The COVID-19 pandemic has resulted in quarantines, travel restrictions, home office policies, and temporary closure of stores and facilities in China and many other jurisdictions. These control measures have slowed down the development of the China’s economy and adversely affected the global economic conditions and financial markets. In 2022, in view of various control measures implemented by the government in different regions in China, substantial uncertainties remained around the macro-economic conditions, which led to reduced budget and spending from clients and a broad-based slowdown in the advertising market in China. This has adversely affected our revenue and outlook, resulting in a reduction in our revenue and significant impairment charges. See “—We have experienced fluctuations in growth in recent periods, and our historical growth may not be indicative of our future growth.” and “—We have recorded significant impairment charges and may continue to do so in the future.” In addition, the travel restrictions and lockdowns materially reduced the efficiency of communication between our employees and clients, which materially and adversely affected our client on-boarding and solution implementation.

China began to modify its zero-COVID policy at the end of 2022. There were significant surges of COVID-19 cases in many cities in China subsequently. The rapid spread of COVID-19 virus in a relatively short period of time has compelled people to stay at home and reduced business activities, which adversely affected our client on-boarding and solution delivery. The pandemic situation has been improving in China since early 2023. In early May, the World Health Organization declared that COVID-19 no longer represented a global health emergency, and the risk remains of new variants emerging that cause new surges in cases and deaths. The full and long-term implications from COVID-19 on our business and results of operations remain uncertain. Any significant resurgence of COVID-19 may have an adverse effect on our results of operations, financial condition, business and prospects. Any potential impact on our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration of COVID-19 and the actions taken by governmental authorities and other entities to contain COVID-19 or treat its impact, which are mostly beyond our control. Additionally, to the extent the COVID-19 adversely affects our business, results of operations, cash flows, financial condition and/or prospects, it may also have the effect of heightening many of the other risks described herein.

Our business could also be adversely affected by the effects of other epidemics, including monkey pox (mpox), Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS. We are also vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide solutions and services. Most of our system hardware and back-up systems are hosted in leased facilities in Hong Kong, Shanghai, Beijing and Guangzhou, and most of our directors, senior management and employees are based in Hong Kong, Shanghai and Beijing. Therefore, if any of the above-mentioned natural disasters, health epidemics or other outbreaks were to occur in these regions, our operations may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business and results of operations.

We cannot assure the success of “SaaS+X” model and our enterprise solutions business.

The development of our enterprise solutions is affected by a variety of factors, which mainly include:

●	Our enterprise solutions are primarily initiated and established on our cooperation with Tencent Holdings Limited, or Tencent. For example, we help our clients put in place data-management platforms which are currently built primarily on Tencent Cloud and Enterprise WeChat Work. As a result, we rely on the functionality and stability of Tencent’s cloud and WeChat’s infrastructure in providing our enterprise solutions. In addition, we rely on Tencent’s proprietary API connections to gather and analyze customer data and create consumer profiles. Any disruption or termination of this cooperative relationship, including due to regulatory reasons or changes, could deteriorate our ability to operate our enterprise solutions, which could negatively affect our business, financial condition and results of operations. See “—Developments in U.S.-China relations, including any escalation of political or trade tensions, could negatively affect our business and the market for our ADSs.” for more information.
●	We may face increased competition as we expand into the market of enterprise solutions. We may face competitions from local companies that are working on new cloud computing, artificial intelligence, business intelligence and digitalization service, and other types of enterprise solutions. We may also face potential competition from international SaaS companies, which have longer operating histories, greater financial, technical, marketing, distribution, professional services or other resources and greater name recognition. If we fail to upgrade our technologies and differentiate our enterprise solutions to effectively identify and address clients’ needs, our business, results of operations and prospects could be materially and adversely affected.
●	We have been making efforts to promote our enterprise solutions to clients in various industries, including through cross-selling or upselling to existing clients and referral from existing clients. We cannot assure you that these promotion and marketing efforts will be successful. As a result, the success of our enterprise solutions depends on the continued growth of these sectors. In addition, to the extent businesses do not find our enterprise solutions an effective or efficient way of customer management and to the extent there are any potential new developments in their sectors, our enterprise solutions may be less attractive to clients, and our results of operations and business growth prospects may be adversely affected.
●	We have been executing “SaaS+X” model in our enterprise solutions business. The development of our enterprise solutions business depends on our ability to generate and maintain ongoing, profitable client demand for our SaaS products and related operational services, including through the adaptation and expansion of our services in response to the ongoing technology changes. As a result, a significant reduction in such demand or an inability to deliver services in the evolving technological environment could materially affect our results of operations. In addition, since the margin of providing services is generally lower than providing pure SaaS products, our overall margin could be lower along with the ramp up of our “SaaS+X” model.

We may also face unexpected new risks as we conduct our enterprise solutions business. If we cannot successfully address new challenges and compete effectively, we may not be able to develop a sufficient client base, recover costs incurred for developing and marketing our business, and, consequently, our future results of operations and growth prospects may be materially and adversely affected.

A downturn in global economy could reduce the customers’ demand and their ability to pay for our solutions, which could materially and adversely affect our business and results of operations.

The global financial markets have experienced significant disruptions in the past decade. In particular, eruptions of regional tensions, such as the ongoing military conflict involving Ukraine and Russia, and the related sanctions against Russia have resulted in major economic shocks worldwide and substantial volatility across global financial markets. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States, China and Europe. The stock markets around the world have experienced extreme volatility, in reaction to the COVID-19 pandemic and governments’ responses thereto, including the rate increments by the Federal Reserve in 2022. The Federal Reserve has signaled its intention to raise interest rate in the United States in order to combat inflation. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions and COVID-19 pandemic. The spending, liquidity and financial conditions of our clients in China were adversely impacted. In the event that our clients fail to pay for our solutions in a timely manner, or at all, the recoverability of our accounts receivables could be adversely affected and we may have to make provisions or write off the relevant bad debt. Any prolonged slowdown in the global economy may further reduce client demand and spending for our solutions, cause delays in the payment and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs, which also leads to adopting other strategies on prioritizing cash, liquidity management and balanced resources allocation with our business growth.

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

We derive revenue primarily from four sources and report them on either the net or gross basis. For our marketing solutions, we derive revenue from (i) incentives earned from the website publishers, for which we act as a sales agent for their content distribution opportunities, or the sales agency arrangement, which is reported on a net basis, (ii) performing cost-plus marketing campaigns, which is reported on a net basis, (iii) performing specified actions marketing campaigns (i.e., a CPM and CPC basis), which is reported on a gross basis. For our enterprise solutions, we derive revenue from the offering of SaaS products and services, which is reported on a gross basis and a net basis. Please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Components of Results of Operations—Net Revenues” for more details.

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

Our ability to achieve renewals or contracts and new sales depends on many factors, some of which are out of our control, including:

●	customer satisfaction with our solutions, including any new solutions that we may develop,
●	the competitiveness of our pricing and payment terms for our clients, which may, in turn, be constrained by our capital and financial resources,
●	customer satisfaction with our account managing services,
●	our ability to customize and tailor our solution offerings and delivery and pricing models in accordance with the evolving needs of our clients and end marketers,
●	our ability to expand our data base and solutions to serve clients in a wider range of industries and geographic regions,
●	our ability to integrate with a wider range of new technologies, systems, networks and standards,
●	mergers, acquisitions or other consolidation among clients, and
●	global economic conditions and spending levels of customers generally.

Therefore, we cannot assure you that clients that have generated marketing spend on our platform in the past will continue to spend at similar levels or that they will continue to use our platform at all. We may not be able to replace clients which reduce or cease their usage of our platform with new clients that spend similarly on our platform. In addition, the total number of our marketers decreased by 28% from 3,442 in 2021 to 2,464 in 2022 as we continue to strategically review and optimize our customer base.

If our existing clients do not continue to use or increase their use of our platform, or if we are unable to attract sufficient spend on our platform from new clients, our business and results of operations could be materially and adversely affected.

Loss of any marketing agency client may materially and adversely affect our business and results of operations.

We engage third-party marketing agencies to help source and serve some of our marketers. In 2022, we had 2,464 marketers. Among these marketers, 1,145 were represented by our marketing agency clients, which contributed a significant portion of our gross billing and net revenues. We do not have exclusive business arrangement with these marketing agencies. If we lose any marketing agency, we risk losing business from end marketers represented by that agency. In addition, some marketing agencies have their own business arrangements with content distribution channels and can directly connect marketers with such channels. Our business may suffer to the extent that marketing agencies and content distribution channels purchase and sell content distribution opportunities directly from one another or through intermediaries other than us. Loss of marketing agencies as our clients could materially and adversely affect our business and results of operations.

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

Our consistent access to attractive content distribution opportunities is crucial to our business. We primarily rely on third-party content distribution channels to access content distribution opportunities. Our content distribution channels are concentrated and primarily include online and mobile publishers, major search engines and ad exchanges, including those owned or operated by Tencent, Baidu, Google and Alibaba. Media costs for content distribution opportunities on Tencent, Baidu, Google and Alibaba channels in aggregate accounted for 75.9%, 55.5% and 56.0% of our media costs in 2020, 2021 and 2022, respectively. Media costs for content distribution opportunities on our largest and second largest channel partners accounted for 51.8% and 10.7% of our media costs in 2022, respectively. In addition, our contracts with content distribution channels are generally for a period of one year and do not impose long-term obligations requiring them to make their content distribution opportunities available to us on reasonable terms or at all. The loss of access to content distribution opportunities from one of those companies would negatively impact our ability to help marketers reach their audience.

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

China’s independent online marketing technology market is highly competitive, fragmented and rapidly changing. With the introduction of new technologies and the influx of new entrants, we expect competition to continue and intensify, which could harm our ability to increase revenue and attain or sustain profitability. We believe the principal competitive factors in this industry include:

●	ability to deliver return on marketing expenditure at scale;
●	customer trust and loyalty;
●	geographic reach;
●	breadth and depth of cooperation with publishers, ad exchanges, ad networks and other participants in the online marketing ecosystem;
●	comprehensiveness of solutions and service offerings;
●	pricing structure and competitiveness;
●	cross-channel capabilities;
●	accessibility and user-friendliness of solutions; and
●	brand awareness.

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

In May 2018, we launched our SaaS-based enterprise solutions. We anticipate competition in this relatively new and evolving area in China and such competition to increase based on businesses’ demands for this type of products or solutions. We may face competitions from local companies that are working on enterprise solutions, new cloud computing, artificial intelligence, business intelligence and digitalization. We may also face potential competition from international SaaS companies, which have longer operating histories, greater financial, technical, marketing, distribution, professional services or other resources and greater name recognition. In addition, many of our prospective competitors may have close relationship with our existing and new clients and bear an extensive knowledge of this industry. As a result, we may be able to respond more quickly to new or emerging technologies and changes in clients’ requirements, or devote greater resources to the development, promotion and sale of their products. If we fail to upgrade our technologies and differentiate our enterprise solutions to effectively identify and address clients’ needs, our business, results of operations and prospects could be materially and adversely affected.

If online marketing technology solutions and enterprise solutions do not achieve widespread market acceptance, our business, growth prospects and results of operations would be materially and adversely affected.

The market for online marketing technology solutions and enterprise solutions such as ours is evolving in China and these solutions may not achieve or sustain high levels of demand and market acceptance as we expect. While marketing via search engines or display channels has been established for several years, marketing via new digital channels such as mobile and social media is less established. The future growth of our business could be constrained by both the level of acceptance and expansion of emerging online marketing channels, as well as the continued use and growth of existing channels. Even if these channels become widely adopted, marketers and agencies may not be familiar with and make significant investments in, solutions such as ours that help them manage their online marketing across channels and devices. In addition, some of our solutions are delivered as SaaS offerings, which are less mature or common in China, and the pace of transition to SaaS business may be slower among customers with heightened data security concerns or general demand for highly customizable application software. The acceptance of our solutions delivered as SaaS offerings will depend, to a substantial extent, on the education of our clients on the SaaS offerings and the widespread adoption of SaaS solutions in general, and we cannot be certain that the trend of adoption of such solutions will continue in the future. Therefore, it is difficult to predict the demand for our platform or the future growth rate and size of the market for online marketing technology solutions.

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

In late 2021, we started to strategically reduce lower margin and higher risk businesses in our marketing solution segment in order to focus on the higher growth potential of enterprise solutions. We cannot assure you that this strategy shift would continue to bring more favorable operation results.

The enterprise solution is a relatively new data technology market in China. The expansion of our enterprise solutions depends on the clients’ interest and market acceptance. If we fail to obtain a widespread acceptance, the number of our clients may decrease. We may also incur additional spending to further enhance our data analytics capabilities and our brand recognition and promotion, which could adversely impact our profitability. If our enterprise solutions fail to gain a widespread acceptance, our business, growth prospects and results of operations will also be materially and adversely affected.

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

The optimal performance of our algorithms and data engines depends on the data that we collect from multiple sources, which we use to build user profiles, develop and refine our algorithms and data engines. Our ability to collect and use these types of data is limited by a number of factors, some of which are described in further details elsewhere in this section, including:

●	consumer choices, including the blocking or deletion of cookies or modifications to privacy settings;
●	decisions by marketers, content distribution channels, or selected third party that we have data collaboration arrangement with, to restrict our ability to collect data from them, to refuse to implement mechanisms that we request to ensure compliance with our legal obligations;
●	changes in browser or device functionality and settings, and other new technologies, which could make it easier for users to prevent the placement of cookies or other tracking technologies;
●	new developments in law, regulations and industry standards on privacy and data protection regimes, including increased visibility of consent mechanisms as a result of these legal, regulatory or industry developments;
●	the failure of our network or software systems, or the network or software systems of marketers;
●	our inability to grow client base in new industries and geographic markets in order to obtain the critical mass of data necessary for our algorithms and data engines to perform optimally in these new industries and geographies;
●	our relationship with our data partners or certain key data sources, including major internet companies in China, which may stop providing or be unable to provide us data on terms acceptable to us; and

●	interruptions, failures or defects in our data collection, mining, analysis and storage systems.

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

In November 2018, we, through OptAim Network, or the VIE, acquired Shanghai Myhayo Technology Co., Ltd., or Myhayo, a content distribution channel and a mobile content aggregator of articles and short videos in China. Myhayo presents customized feeds to users via its mobile application and allows users to earn points from their daily access to the app, which could be used to redeem cash rewards. Under the relevant PRC laws, commercial operators of value-added telecommunication services, which refer to providers of telecommunications and information services through public network infrastructures that provide information or services to internet users with a charge, shall obtain a value-added telecommunications business operation license. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Value-added Telecommunication Services” and “—Regulations on Internet Content Providers.” It is unclear whether Myhayo’s business model would render it a commercial operator of value-added telecommunication service provider under the relevant PRC laws.

In August 2019, Myhayo obtained the value-added telecommunication license that has a validity term of five years from the relevant local counterpart of the MIIT. We are subject to ongoing obligations and continued regulatory review. If we fail to maintain or renew the value-added telecommunication license, or fail to obtain any additional licenses and permits or make any records or filings required by new laws, regulations or executive orders in a timely manner or at all, we could be subject to liabilities or penalties, and we may have to change our business models, and our operations could be adversely affected. In addition, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention, which may require us to obtain new license and permits, or take certain actions that may adversely affect our business operations. We may not timely obtain or maintain all the required licenses or approvals or make all the necessary filings. Nor can we assure you that we will be able to timely address all the change in policy, failure of which may subject us to liabilities or penalties, and our operations could be adversely affected.

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

We primarily target Chinese language internet users in China for our marketers from all over the world. Through our enterprise solutions, we also access and gather data of users outside China as clients adopt our enterprise solutions. As a result, we may be directly or indirectly subject to the laws and regulations on online marketing and enterprise solutions, including data and privacy laws, of multiple jurisdictions.

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

As usage of our solutions especially on enterprise solutions grows, we will need to devote additional resources to improving our system infrastructure. In addition, we will need to appropriately scale our internal business systems and our services organization, including account servicing staff, to serve marketers’ growing demands. We cannot assure you these improvements and expansions to our infrastructure and staff will be fully or effectively implemented on a timely basis, if at all. Even if we are able to upgrade our systems and expand our staff, such expansion may be expensive and complex and require our management’s time and attention. We could also face inefficiencies or operational failures as a result of our efforts to scale our infrastructure and expand our staff. Any of these could impair the performance of our platform, reduce customer satisfaction and lead to client departure, which could harm our reputation and adversely affect our business and results of operations.

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

As of December 31, 2022, we had 2 patents and 138 computer software copyrights in mainland China, and 42 registered trademarks in mainland China, Hong Kong, Singapore, Japan and South Korea. We rely on a combination of trademark and trade secret laws, and contractual restrictions, including through confidentiality, non-disclosure and assignment of invention assignment agreements with our key employees, consultants and third parties with whom we do business, to establish, maintain and protect our proprietary information and other intellectual property. Policing any misappropriation, unauthorized use or reverse engineering our proprietary information and other intellectual property is difficult and costly and the steps we have taken may be inadequate. For example, contractual restrictions may be breached, and we may not succeed in enforcing our rights or have adequate remedies for any breach of laws or contractual restrictions. In addition, we may not be able to enter into agreements or arrangements with everyone who has access to our proprietary information or contributes to the development of our intellectual property. Moreover, our trade secrets may be disclosed to or otherwise become known or be independently developed by competitors, and in these situations, we may have no or limited rights to stop others’ use of our information.

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

In July 2021, we completed the acquisition of Parllay, a leading personalized marketing platform with deep expertise in WeChat-based CRM, e-commerce and marketing SaaS solutions in China. We anticipate that the utilization of Parllay’s rich expertise will further enhance our product offerings, enlarge our potential clients base, and accelerate sales of our enterprise solutions.

Past and future acquisitions, strategic investments, partnerships or alliances could be difficult to integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value and adversely affect our business and results of operations. We have limited experience in acquiring and integrating businesses, products and technologies. If we identify an appropriate acquisition candidate, we may not be successful in negotiating the terms and/or financing of the acquisition, and our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or client issues. Any acquisition or investment may require us to use significant amounts of cash, issue potentially dilutive equity securities or incur debt. In addition, acquisitions, including our acquisitions of OptAim, CMRS, and Changyi, our strategic investment in Optimal Power Limited, involve numerous risks, any of which could harm our business, including:

●	difficulties in integrating the operations, technologies, services and personnel of acquired businesses, especially if those businesses operate outside of our core competency;
●	cultural challenges associated with integrating employees from the acquired company into our organization;
●	reputation and perception risks associated with the acquired product or technology by the general public;
●	ineffectiveness or incompatibility of acquired technologies or solutions;
●	potential loss of key employees of acquired businesses;
●	inability to maintain the key business relationships and the reputations of acquired businesses;
●	diversion of management’s attention from other business concerns;
●	litigation for activities of the acquired company, including claims from terminated employees, clients, former shareholders or other third parties;
●	failure to identify all of the problems, liabilities or other shortcomings or challenges of an acquired company, technology, or solution, including issues related to intellectual property, solution quality or architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or client issues;
●	in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;
●	costs necessary to establish and maintain effective internal controls for acquired businesses;
●	failure to successfully further develop the acquired technology in order to recoup our investment; and

●	increased fixed costs.

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

Our management has concluded that our internal control over financial reporting was not effective as of December 31, 2022. We and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. These two material weaknesses identified relate to (1) the lack of sufficient accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements, and (2) the lack of an up-to-date manual of accounting policies and procedures to facilitate preparation of U.S. GAAP financial statements, which could result in adjustments to U.S. GAAP not identified in a timely and complete manner, causing material misstatements in the Company’s financial reporting. To remediate these two weaknesses, we have adopted the following measures to improve our internal control over financial reporting:

●	In 2020 and 2021, we hired additional personnel with managerial positions in our finance department with an appropriate understanding of and work experience involving U.S. GAAP and SEC reporting requirements. We will continue to put effort in hiring additional personnel with an appropriate understanding of and work experience involving U.S. GAAP and SEC reporting requirements to ensure there are sufficient resources in the financial reporting functions.
●	Besides, we established clear roles and responsibilities for financial reporting and accounting personnel to address complex accounting and financial reporting issues.
●	Furthermore, we sponsored our existing financial reporting and accounting personnel to complete external courses relating to U.S. GAAP and SEC reporting such that the financial reporting and accounting personnel can earn the necessary credentials to be qualified as certified public accountants in the U.S.
●	We are also establishing an ongoing program to provide sufficient and additional appropriate training to our financial reporting and accounting staff, especially trainings related to U.S. GAAP and SEC financial reporting requirements. For instance, we continue to require our existing financial reporting and accounting personnel to regularly attend U.S. GAAP and SEC reporting requirement training and workshops hosted by external organizations at least on an annual basis.
●	In addition, we have formalized the procedures and controls regarding the financial reporting process and developed and implemented a comprehensive set of U.S. GAAP policies and standardized financial reporting procedures, including a manual of accounting policies and financial reporting checklists, to allow early detection, prevention and resolution of potential misstatements. However, we are in the process of hiring additional financial reporting and accounting personnel to timely update the manual of accounting policies, and properly prepare and review financial statements and related footnote /disclosures based on U.S. GAAP and SEC reporting requirements.

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

We operate in a capital intensive industry and require a significant amount of cash to fund our operations. In previous years, we have financed our operations primarily with cash generated from financing activities such as issuance of ordinary shares upon IPO and follow-on share offerings, issuance of convertible notes, and bank borrowings. We may not be able to obtain additional capital when desired, on favorable terms or at all. As of February 28, 2023, our total facilities available for draw-down (net of bank deposits that would need to be pledged as restricted cash upon utilization of the facilities) dropped significantly to US$17.4 million.

If we raise additional funds through future issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. In addition, some of our credit agreements include a financial covenant that requires us to meet certain minimum monthly adjusted quick ratio and minimum quarterly EBITDA, and any debt financing that we secure in the future could involve additional restrictive covenants relating to our capital raising activities and other financial and operational matters, including the ability to pay dividends. These restrictions may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Our ability to obtain additional financing is subject to a number of uncertainties, including those relating to:

●	our future business development, financial condition and results of operations;
●	general market conditions for financing activities by companies in our industry;
●	macro-economic and other conditions in China and elsewhere.

Some of the factors of the above uncertainties are beyond our control. If we fail to obtain additional capital when desired or properly manage our working capital as planned, we may not be able to execute our growth strategies including but not limited to broaden our business scope, penetrate new markets, invest on innovation and technology etc., and could materially and adversely affected our business, results of operations, liquidity, financial condition, competitiveness and prospects.

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

The failure of any bank in which we deposit our funds could have an adverse effect on our business, financial condition and results of operations.

Events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. Most recently, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the U.S. Federal Deposit Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023, Signature Bank was also placed into receivership. A statement by the U.S. Department of the Treasury, the Federal Reserve and the FDIC indicated that all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts, however, borrowers under credit agreements, letters of credit and certain other financial instruments with SVB, Signature Bank or any other financial institution that is placed into receivership by the FDIC may be unable to access undrawn amounts thereunder.

Although we generally seek to diversify our cash and cash equivalents across several financial institutions in an attempt to minimize exposure to any one of these entities, our cash balance with a financial institution may exceed the amount under the deposit guarantee program in the relevant jurisdiction. To the extent any of the financial institutions in which we have deposited funds ultimately fails, we may lose our deposits to the extent they exceed the amount under the deposit guarantee program in the relevant jurisdiction, and/or we may be required to move our accounts to another financial institution, which could cause operational difficulties, such as delays in making payments to third parties, which could have an adverse effect on our business, financial condition and results of operations.

Risks Related to Our Corporate Structure

We are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIE entities with which we have maintained contractual arrangements.

We are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIE entities with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in the VIE entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the validity and enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a group.

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

After the abolishment of the foreign ownership restriction in advertising business, we had been transferring the advertising business previously operated by the VIE, OptAim Network, primarily consisting of our mobile marketing solution business, to our wholly-owned subsidiaries. As of December 31, 2018, our wholly-owned subsidiaries had replaced OptAim Network as contracting party for all our mobile marketing solution business. In November 2018, OptAim Network acquired Myhayo, a content distribution channel and a mobile content aggregator of articles and short videos in the PRC, which presents customized feeds to users via its mobile application. The mobile application operated by Myhayo allows users to earn points from their daily access, which could be used to redeem cash rewards. It is unclear whether Myhayo’s business model would render it a commercial operator of value-added telecommunication services under the relevant PRC laws, in which case Myhayo would be required to hold a value-added telecommunication license. In August 2019, Myhayo obtained the value-added telecommunication license that has a validity term of five years. See “—Risk Related to Our Business and Industry—If we fail to maintain or renew the value-added telecommunication license, or fail to obtain other requisite license, or approvals or filings in China, the business carried out by certain consolidated entity may be materially and adversely affected.” Current PRC laws and regulations impose certain restriction on foreign investment in value-added telecommunication services. See “—Regulations—Regulations on Foreign Direct Investment in Value-Added Telecommunications Companies.” As a result, we acquired Myhayo through OptAim Network, the VIE. In June 2022, Zhiyunzhong (Shanghai) Technology Co., Ltd., one of the VIE entities, was wholly transferred from OptAim Network to another subsidiary of the Company, Anhui Zhiyunzhong Information Technology Co., Ltd..

In 2021, OptAim Network contributed 3.0% to our gross billing and 7.8% of our net revenues. In 2022, OptAim Network contributed 5.3% to our gross billing and 12.7% of our net revenues. We conduct our operations in China through our PRC subsidiaries and the VIE entities, with which we maintained these contractual arrangements. Investors in our ordinary shares or the ADSs are not purchasing equity interest in the VIE in China but instead are purchasing equity interest in a Cayman Islands holding company with no equity ownership of the VIE.

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

In the opinion of our PRC counsel, Jingtian & Gongcheng, our current ownership structure, the ownership structure of our PRC subsidiaries, the VIE entities, and the contractual arrangements among iClick Beijing, OptAim Network and the shareholder of OptAim Network are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Jingtian & Gongcheng has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

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

We have relied and expect to continue to rely on contractual arrangements with the VIE, OptAim Network, and its shareholder for part of our online marketing business on mobile channels in China, as well as certain other complementary businesses, and to the extent our operations are deemed as foreign-related survey. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with OptAim Network.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE entities.

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

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our wholly-owned subsidiary iClick Beijing, the VIE OptAim Network and the shareholder of OptAim Network were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust OptAim Network’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by OptAim Network for PRC tax purposes, which could in turn increase their tax liabilities without reducing iClick Beijing’s tax expenses. In addition, if iClick Beijing requests the shareholder of OptAim Network to transfer his equity interests in OptAim Network at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject iClick Beijing to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on OptAim Network for the adjusted but unpaid taxes according to the applicable regulations. Our results of operations could be materially and adversely affected if OptAim Network’s tax liabilities increase or if they are required to pay late payment fees and other penalties.

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

We conduct our business primarily through our subsidiaries and the VIE entities in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

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

Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capital outside mainland China, which could adversely affect our business operations and cause the value of our securities to significantly decline or become worthless.

As our primary business is conducted in China, we are exposed to legal and other risks associated with our operations in China. The PRC government has significant authority to exert influence on the ability of a company with operations in China, including us, to conduct its business, and may exert substantial intervention and influence over the manner our operations. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas or foreign investment in companies having operations in China, including us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews and new laws and regulations related to data security, expanding the efforts in anti-monopoly enforcement, and adopting new rules to request China-based companies to fulfill relevant filing procedure and report relevant information to the CSRC for overseas offerings. While we do not believe that these regulatory changes would have any material impact on us, we cannot guarantee that the authorities will agree with us or will not promulgate new regulations that restrict our business operations or access to capital.

Cybersecurity and data privacy and security issues are legislative and regulatory focus in China. On July 30, 2021, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. This regulation requires, among others, certain competent authorities to identify critical information infrastructures. If any critical information infrastructure is identified, the relevant authorities shall promptly notify the relevant operator and the Ministry of Public Security. In November 2021, the CAC promulgated the Draft Administrative Regulations on Cyber Data Security, or the Draft Cyber Data Security Regulations, for public comment. These draft regulations set forth different scenarios under which data processors would be required to apply for cybersecurity review. However, there is no definite timetable as to when these draft regulations will be enacted. In addition, the CAC and a number of other departments under the State Council promulgated the Measures for Cybersecurity Review on December 28, 2021, which became effective on February 15, 2022. According to this regulation, critical information infrastructure operators purchasing network products and services and network platform operators carrying out data processing activities, which affect or may affect national security, are required to conduct cybersecurity review. As advised by our PRC counsel, Jingtian & Gongcheng, we believe that we do not need to apply for cybersecurity reviews under the current regulatory regime, because we have not received any notice or determination from competent PRC government authorities identifying us as a critical information infrastructure operator as of the date of this annual report. However, we cannot rule out the possibility that the competent PRC government authorities will not initiate cybersecurity reviews on us in the future. As of the date hereof, we have not been involved in any investigations on cybersecurity review made by the CAC, and we have not received any inquiry, notice, warning, or sanctions in such respect. However, as these are new regulations that are evolving, there remains uncertainties as to how they will be interpreted or implemented in the context of an overseas offering.

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

On July 7, 2022, the CAC promulgated the Measures on Security Assessment of Outbound Data Transfer, or the Measures on Security Assessment of Outbound Data Transfer, effective September 1, 2022. These measures shall apply to the security assessment of the provision of important data and personal information collected and generated by data processors in the course of their operations within the territory of the PRC by such data processors to overseas recipients, or the outbound data transfer. Where there are other provisions in laws and administrative regulations, such other provisions shall prevail. These Measures specify that an outbound data transfer by a data processor that falls under any of the following circumstances, the data processor shall apply to the CAC for the security assessment via the local provincial-level cyberspace administration authority: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than 1,000,000 people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of 100,000 people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the previous year; or (iv) other circumstances where an application for the security assessment of an outbound data transfer is required as prescribed by the CAC. The data we process does not involve the above circumstances. However, we cannot guarantee that the regulators will agree with us or will not in the future adopt new regulations that restrict our business operations.

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

The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement. On February 17, 2023, the CSRC released a set of regulations consisting of six documents, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, collectively, the Overseas Listing Filing Rules, which came into effective on March 31, 2023. According to the Overseas Listing Filing Rules, China-based companies that have already offered shares or been listed overseas prior to the implementation of such new regulations qualify as “Stock Enterprises”, and Stock Enterprises are not required to apply for the filing immediately until a subsequent overseas offering or listing occurs. However, the Overseas Listing Filing Rules, among others, require the issuer or its main operational entity in the PRC to file with the CSRC for its follow-on securities offerings in the same offshore market within three business days after the completion of such offerings, and file with the CSRC for its offerings or listing in offshore stock market other than the stock market of its initial public offering or listing within three business days after the submission of offering application outside mainland China.

We had been listed on the NASDAQ prior to the implementation of the Overseas Listing Filing Rules. Therefore, we are qualified as a “Stock Enterprise” and are not required to apply for the filing immediately until a subsequent overseas offering or listing occurs according to the Overseas Listing Filing Rules. However, we are required to file with the CSRC for its follow-on securities offerings in the same offshore market within three business days after the completion of such offerings, and file with the CSRC for our offerings or listing in offshore stock market other than the stock market of our initial public offering or listing within three business days after the submission of offering application outside mainland China. Failure to comply with the filing requirements for any offering, listing or any other capital raising activities, may result in administrative penalties, such as order to rectify, warnings, fines and other penalties, on us, our controlling shareholders, the actual controllers, any person directly in charge and other directly liable persons. Given the uncertainties surrounding the CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, or at all, if we conduct listing in other offshore stock markets or follow-on offerings, issuance of convertible corporate bonds, exchangeable bonds, or other kinds of equity security in the future.

As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC or any other PRC regulatory authorities. However, if it is determined in the future that approval from the CSRC or other regulatory authorities or other procedures are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval or completion could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for our offshore offerings, or a rescission of any such approval obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek approval for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ordinary shares and ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of the ordinary shares and ADSs.

We are subject to many of the economic and political risks associated with emerging markets due to our operations in mainland China and Hong Kong. Adverse changes in mainland China or Hong Kong’s economic, political and social conditions as well as government policies could adversely affect our business and prospects.

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

Our principal executive offices are in Hong Kong, and we derive a substantial percentage of our revenue from China. We also continuously seek to expand our international footprint. Accordingly, international trade or political tensions, especially those affecting mainland China and Hong Kong’s relations with the United States, could affect us.

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

In addition, the SEC has issued statements primarily focused on companies with significant China-based operations, such as us. For example, on July 30, 2021, Gary Gensler, Chairman of the SEC, issued a Statement on Investor Protection Related to Recent Developments in China, pursuant to which Chairman Gensler stated that he has asked the SEC staff to engage in targeted additional reviews of filings for companies with significant China-based operations. The statement also addressed risks inherent in companies with VIE structures. It is possible that our periodic reports and other filings with the SEC may be subject to enhanced review by the SEC and this additional scrutiny could affect our ability to effectively raise capital in the United States. Consistent with that directive, on December 20, 2021, the SEC posted an illustrative letter containing sample comments to companies with the majority of their operations in the PRC or Hong Kong. The statement and sample comment letter also addressed risks inherent in companies with a VIE, structure, which are used by some companies in China that operate in sectors that are subject to foreign ownership limitations. In response to the SEC’s July 30 statement, the CSRC announced on August 1, 2021, that the CSRC will continue to collaborate “closely with different stakeholders including investors, companies, and relevant authorities to further promote transparency and certainty of policies and implementing measures.” There is no assurance that the tension between the two nations will ease soon. If any new legislation, executive orders, tariffs, laws and/or regulations are implemented, if existing trade agreements are renegotiated or if the U.S. or Chinese governments take retaliatory actions due to the U.S.-China tension, such changes could have an adverse effect on our business, financial condition and results of operations, our ability to raise capital and the price of our ADSs.

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

We rely on dividends and other distributions on equity paid by the Company’s subsidiaries incorporated in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of the Company’s subsidiaries incorporated in mainland China to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a Cayman Islands exempted limited liability company, used as a holding company, and we rely on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including payment of dividends and other cash distributions to holders of our ordinary shares and services of any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in mainland China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

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

PRC regulation of loans to and direct investment in entities incorporated in mainland China by holding companies incorporated outside mainland China and governmental control of currency conversion may delay or prevent us from using the proceeds of the fundraisings outside mainland China to make loans to or make additional capital contributions to the Company’s subsidiaries incorporated in mainland China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by, registration or record filing with relevant governmental authorities in mainland China. According to the relevant PRC regulations on foreign-invested enterprises in mainland China, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, or FICMIS, and registration with other governmental authorities in mainland China. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with the State Administration of Foreign Exchange, or SAFE, or its local branches, and (ii) except as otherwise regulated by laws or regulations each of our PRC subsidiaries may procure loans which do not exceed the difference between its registered capital and its total investment amount as recorded in FICMIS, or as an alternative, do not exceed the upper limit as specified in the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing as promulgated by People’s Bank of China, or the PBOC, on January 11, 2017. Any medium or long term loan to be provided by us to our variable interest entity must be recorded and registered by the NDRC and SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such recording or registration, our ability to use the proceeds of our offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in mainland China’s political and economic conditions and by mainland China’s foreign exchange policies, among other things. We cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Very limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We receive a substantial portion of our revenues in Renminbi. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiaries and HK subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. However, approval from or registration with appropriate government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies, as enterprises shall duly file the cross-border financing contracts according to the Circular of the PBOC on Matters relating to the Macro-prudential Management of Full-covered Cross-border Financing for the Issuance of Foreign Debts by Enterprise, or Circular on Management of Cross-border Financing, effective on January 11, 2017, and any medium or long term loan to be provided by foreign entities to domestic enterprises must be recorded and registered by the National Development and Reform Committee, or the NDRC, according to the Circular on Promoting the Administrative Reform of the Record- filing and Registration System for the Issuance of Foreign Debts by Enterprises, or Circular on Promoting the Administrative Reform, by the NDRC on September 14, 2015.

In light of the flood of capital outflows of mainland China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted incentive share awards by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by SAFE in 2012, or the 2012 SAFE Notices. Pursuant to the 2012 SAFE Notices, PRC citizens and non-PRC citizens who reside in mainland China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete SAFE registrations may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information On the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange—Equity Incentive Plans.”

The State Administration of Taxation, or the SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in mainland China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information On the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange—Equity Incentive Plans.”

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in mainland China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in mainland China given the different levels of economic development in different locations. We have not made adequate employee benefit payments. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law, or the EIT law, and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, as amended on December 29, 2017, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in mainland China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in mainland China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of mainland China is a PRC resident enterprise for PRC tax purposes. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. As a majority of our management members are based in mainland China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that iClick Interactive Asia Group Limited or any of our subsidiaries outside of mainland China is a PRC resident enterprise for PRC enterprise income tax purposes, then iClick Interactive Asia Group Limited or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, income and any gains realized in respect to our ordinary shares or ADSs may be deemed by the PRC tax authorities as income or gain, as the case may be, arising from sources within the PRC, as described immediately below.

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

If PRC income tax is imposed on gains realized on the transfer of our ordinary shares or ADSs or on dividends paid to our non-resident shareholders or ADS holders, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected. Furthermore, our shareholders or ADS holders whose jurisdictions of residence have tax treaties or arrangements with mainland China may not qualify for benefits under such tax treaties or arrangements.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.

We are an exempted limited liability company, used as holding company, incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries, as paid to us through our Hong Kong subsidiaries, to satisfy part of our liquidity requirements. Pursuant to the PRC EIT Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, and Circular 81 issued by the SAT, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise throughout the 12 months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other requirements. Furthermore, under the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, which became effective on January 1, 2020, the non-resident enterprises shall determine whether they are qualified for preferential tax treatment under the tax treaties and file relevant reports and materials with the tax authorities. There are also other conditions for benefiting from the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” We cannot assure you that our determination regarding our Hong Kong subsidiaries’ qualification to benefit from the preferential tax treatment will not be challenged by the relevant PRC tax authority or that we will be able to complete the necessary filings with the relevant PRC tax authority and benefit from the preferential withholding tax rate of 5% under the Double Taxation Avoidance Arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiaries.

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

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past had deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in Hong Kong, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in Hong Kong in the past had made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of Hong Kong that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in the ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCA Act, if the PCAOB is unable to inspect or fully investigate auditors located in mainland China or Hong Kong. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On June 1, 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCA Act following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCA Act, our ADSs would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase other ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Risks Related to Our American Depositary Shares

The market price for our ADSs may be volatile.

Since our ADSs became listed on NASDAQ Global Market on December 21, 2017, the trading price of our ADSs has ranged from US$0.21 to US$19.10 per ADS (trading price presented here reflected actual trading price, without retrospectively applied ratio change). The trading prices of our ADSs are volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. Furthermore, as a result of the narrow band of our ADSs publicly available for trading, small trades can cause significant percentage changes in valuation in a short time period. Such volatility may affect the attitude of investors towards our securities, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple other factors, including the following:

●	regulatory developments affecting us, our clients and end marketers, or our industry;
●	conditions in the online marketing industry and SaaS industry;
●	fluctuation of our results of operations from quarter to quarter due to seasonality in online marketing business, which may be affected by the online spending cycles of consumers and marketers’ practices in marketing budget allocation;
●	announcements of studies and reports relating to the quality of our solutions and service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other providers of marketing solutions;
●	actual or anticipated fluctuations in our quarterly results of operations and changes in or revisions to our expected results;
●	changes in financial estimates by securities research analysts;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;
●	additions to or departures of our senior management;
●	detrimental negative publicity about us, our management or our industry;
●	fluctuations of exchange rates between Renminbi and the U.S. dollar;
●	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

●	sales or perceived potential sales of additional ordinary shares or ADSs;
●	any share repurchase program; and
●	potential litigation or regulatory investing actions.

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

Our ADSs are currently listed on the NASDAQ Global Market. In order to maintain listing on the NASDAQ, we must satisfy minimum financial and other continued listing requirements and standards, including maintaining a minimum average closing price of $1.00 per ADS over a period of 30 consecutive business days. The Company received a notification letter from the NASDAQ dated June 14, 2022 indicating that the closing bid price of the ADSs was below the minimum bid price of $1.00 required for continued listing under the NASDAQ Listing Rule 5450(a)(1) for 30 consecutive business days. The Company regained compliance with the minimum bid price requirement by changing the ratio of its ADSs representing its Class A ordinary shares from one (1) ADS representing one-half (1/2) of one Class A ordinary share to one (1) ADS representing five (5) Class A ordinary shares. The change became effective on November 14, 2022. Since November 29, 2022, and the Company has regained compliance with the minimum bid price requirement. However, if we were not able to maintain compliance with this requirement or any other applicable listing standard of the NASDAQ, our ADSs would be subject to delisting. In the event that our ADSs are delisted from the NASDAQ and are not eligible for quotation or listing on another market or exchange, trading of our ADSs could be conducted only in the over-the-counter market established for unlisted securities such as OTC markets. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for our ADSs, which could cause the price of our ADSs to decline further. As a result, our ability to obtain adequate financing for the continuation of our operations would be substantially impaired, which could have a material adverse effect on our financial condition and results of operations.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the trading price of the ADSs and could diminish our cash reserves.

We announced share repurchase programs in November 2018 (the “2018 Share Repurchase Program”), January 2020 (the “January 2020 Share Repurchase Program”), December 2020 (the “December 2020 Share Repurchase Program”), December 2021 (the “December 2021 Share Repurchase Program”) and December 2022 (the “December 2022 Share Repurchase Program”) to purchase up to US$10 million, US$10 million, US$15 million, US$20 million and US$5 million of the ADSs respectively. In August 2021, we upsized the “December 2020 Share Purchase Program” by US$10 million to US$25 million. Although our board of directors has authorized these programs, we are not obligated to purchase any specific dollar amount or to acquire any specific number of shares. We expect to effect the proposed share repurchase on the open market at prevailing market prices, in negotiated transactions off the market, and/or in other legally permissible means from time to time as market conditions warrant in compliance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, at times and in such amounts as we deem appropriate. As of December 31, 2022, we repurchased approximately US$28 million of the ADSs under the share repurchase programs. Our share repurchase program could affect the price of the ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of the ADSs. For example, the existence of a share repurchase program could cause the price of the ADSs to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for the ADSs. Additionally, our share repurchase program could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities. There can be no assurance that any share repurchases will enhance shareholder value because the market price of the ADSs or our ordinary shares may decline below the levels at which we determine to repurchase the ADSs or our ordinary shares. Although our share repurchase program is intended to enhance long-term shareholder value, there is no assurance that it will do so and short-term share price fluctuations could reduce the program’s effectiveness.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 20 votes per share based on our dual-class share structure. One ADSs represent five Class A ordinary shares was effective from November 14, 2022. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

As of the date of this annual report, Mr. Sammy Hsieh, our director and co-founder, Mr. Jian Tang, our chairman of the board, chief executive officer and co-founder, beneficially own an aggregate of 4,385,078 Class B ordinary shares. Due to the disparate voting powers associated with our dual-class share structure, Mr. Hsieh and Mr. Tang, collectively beneficially owned approximately 61.2% of the aggregate voting power of our company as of March 31, 2023. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” In January 2021, we issued 649,349 Class B ordinary shares to Baozun Inc., or Baozun. In addition, Baozun entered into a share purchase agreement with an existing shareholder of us, pursuant to which Baozun purchased from such existing iClick shareholder 2,471,468 ADSs. After the closing of the above transactions, Baozun beneficially owned approximately 4% of our total outstanding shares, representing approximately 10% of our total voting equity. As a result of the dual-class share structure and the concentration of ownership, Mr. Hsieh, Mr. Tang and Baozun will have considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our directors, officers and principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Our directors and officers collectively owned an aggregate of 61.2% of the total voting power of our outstanding ordinary shares as of March 31, 2023. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result, they have substantial influence over our business, including significant corporate actions such as change of directors, mergers, change of control transactions and other significant corporate actions.

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

We have granted, and may continue to grant, share incentives to employees, directors and advisors to incentivize their performance and align their interests with ours.

As of March 31, 2023, options to purchase 274,830 Class A ordinary shares were outstanding under our 2018 Plan, and they were vested and unexercised options.

As of March 31, 2023, 427,880 Class A ordinary shares were outstanding under our Post-IPO Plan, representing the shares underlying the unvested 427,880 restricted Class A ordinary shares units.

We account for shared-based compensation for these share incentive awards using a fair value based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with U.S. GAAP. We will incur additional share based compensation expenses in the future as we continue to grant share incentives using the ordinary shares reserved for this platform. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to them in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

As a Cayman Islands company listed on the NASDAQ Global Market, we are subject to the NASDAQ corporate governance requirements. However, NASDAQ Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ corporate governance requirements. We follow our home country practices and rely on certain exemptions provided by the Nasdaq Stock Market Rules to a foreign private issuer, including exemptions from the requirements to have:

●	shareholder approval for certain events, including the establishment or amendment of certain equity based compensation plans and arrangements and certain transactions involving issuances of 20% or more interest in our company;
●	majority of independent directors on our board of directors;
●	only independent directors being involved in the selection of director nominees and determination of executive officer compensation; and
●	regularly scheduled executive sessions of independent directors.

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

The Cayman Islands courts are also unlikely:

●	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and
●	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year and reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

A non-U.S. corporation will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of its gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). For this purpose, cash generally is treated as a passive asset. Goodwill is treated as an active asset under the PFIC rules to the extent attributable to activities that produce active income for these purposes. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is not entirely clear, we treat our consolidated variable interest entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with these entities.

The determination of whether we are a PFIC is made annually after the close of each taxable year. This determination is based on the facts and circumstances at that time, some of which may be beyond our control, such as the amount and composition of our income and the valuation and composition of our assets, including goodwill and other intangible assets, as implied by the market price of our ADSs and ordinary shares. In particular, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, the recent decline in the market price of our ADSs has resulted in a significant risk that we were a PFIC for our prior taxable year (or, alternatively, that we may become a PFIC for the current or subsequent taxable years). The market price of our ADSs and/or ordinary shares may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes, or if it were determined that we do not own the stock of the consolidated variable interest entities for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase.

If we are a PFIC in any taxable year, U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, the U.S. Holder generally will be required to continue to treat us as a PFIC for all succeeding years during which the U.S. Holder holds our ADSs or ordinary shares. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

ITEM 4.INFORMATION ON THE COMPANY

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

In January 2019, we made a controlling investment in Changyi, a leading independent software vendor based in Shanghai which provides intelligent retail and CRM solutions, through which we expect to further enhance our data-driven enterprise solutions business. In October 2020 and December 2020, we further increased our equity stake in Changyi. In August 2022, we fully acquired the remaining equity interest in Changyi.

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

In January 2021, we released iSCRM, a powerful off-the-shelf SaaS enterprise management platform for daily operations and social customer relationship management. iSCRM leverages the updated features of WeCom, Tencent’s communication platform for enterprises, to effectively attract new users and intelligently manage brands’ private domain traffic through integration of the various functions on WeChat Mini Program, WeCom and WeChat.

In July 2021, we completed the acquisition of Parllay, a leading personalized marketing platform with deep expertise in WeChat-based CRM, e-commerce and marketing SaaS solutions in China. We anticipate that the utilization of Parllay’s rich expertise will further enhance our product offerings, enlarge our potential clients base, and accelerate sales of our enterprise solutions.

On November 14, 2022, we changed the ratio of our ADSs representing the Class A ordinary shares from one (1) ADS representing one-half (1/2) of one Class A ordinary share to one (1) ADS representing five (5) Class A ordinary shares.

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

Leveraging our data analytics and experience and expertise in online marketing, we launched our SaaS-based enterprise solutions in May 2018. We keep enriching our data-driven enterprise solutions with technological innovation, and currently it is developed in the form of “SaaS+X” model. This model is supported by (i) self-developed software or Tencent cloud and leverage Tencent’s proprietary API connection and mini programs in Tencent’s WeChat ecosystem, (ii) our operational services for enterprises’ digitalization. Through the enterprise solutions, we are able to foster deeper relationship with clients beyond online marketing. As an increasing number of clients adopt our enterprise solutions, we expect to be able to continue to enhance the quantity, quality, and diversity of our data assets and refine our product and service offerings to improve customer experience. Our ability to develop tailored enterprise solutions to our key account clients foster strong relationships with them.

Our solutions are enabled and supported by our extensive data set, sophisticated data analytics capabilities and cutting-edge technologies. We collect data from a wide variety of channels, including through our proprietary tracking tools, from our marketers, publishers and ad exchanges when managing marketing campaigns, and to a lesser extent, from third-party strategic partners. From our large volume of unstructured data, we construct context-rich user profiles, utilizing our proprietary audience profiling and segmentation technologies. These user profiles, which are updated and refined on a continuous basis, typically include information on a user’s attributes, such as his or her demographics, geographic location, device preference, spending history, personal interests and other online or offline behavioral patterns. As of March 31, 2023, we had analyzed approximately 2,939.6 million active profiled users or devices in terms of number of cookies that we place through internet browsers. Leveraging our sophisticated automation and deep learning technologies, we continually refine our big data analytics and update our user profiles to address the evolving needs of our clients, optimize the effectiveness of our solutions, and increase our operational efficiency while ensuring the stability of our data and platform as we scale up operations.

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

The success of our solutions is evidenced by our strong, diverse and recurring client base from a broad range of industry verticals, including but not limited to fashion, entertainment and media, personal care and beauty, banking and finance, and automobile and petroleum. Our clients primarily include large enterprises, from different geographic regions in and outside China.

For our marketing solutions, we generate revenues primarily from clients’ marketing spend through our platform as they utilize our solutions in cost-plus and specified action marketing campaigns, and to a less extent from incentives granted by the publisher under our sales agency arrangement. In 2020, 2021 and 2022, our revenue from marketing solutions amounted to US$225.9 million, US$242.6 million and US$106.0 million, respectively. The significant decrease from 2021 to 2022 was primarily as a result of (i) a decline in marketers’ advertising budget, and their potential liquidity issue and difficulty to settle trade debts, due to a broad-based slowdown in China’s advertising market, uncertainties around the macroeconomic condition from COVID-19 impact and tightening regulatory environment that affected our clients in certain industry sectors, and (ii) our strategic scale-down of lower margin, higher risk marketing solutions business.

For our enterprise solutions, we generate revenue primarily from the upfront, on-going subscription and service fees our clients pay. Our revenue from enterprise solutions remained relatively stable at US$63.1 million in 2022, compared to US$65.1 million in 2021.

The growth opportunities and driving force of our business also depend on the prosperity of the macro-economic environment, the marketing budget of medium and large customers, and our funds from external financing activities. China’s GDP growth rate for 2022 is 3% and recovered to 4.5% in the first quarter of 2023 after the COVID-19 pandemic. However, due to the uncertainties still existing in the macro-economic environment, many customers remain cautious in their advertising expenditure, and new investment in business digitalization. As a Chinese concept stock with small market capitalization, we are facing significant challenges in raising funds. We will closely monitor the needs and payment capabilities of our customers, to balance our own financial situation and cash position with business growth.

Our Solutions

Through our suite of end-to-end solutions, enabled and supported by our extensive data set, sophisticated data analytics capabilities and cutting-edge technologies, we deliver highly integrated customer experience and address clients’ needs to:

●	identify their potential customers;
●	engage and activate potential customers;
●	monitor and measure the results of online marketing campaigns;
●	create content catering to their potential customers;
●	build and operate personalized storefronts on social media platforms;
●	develop SaaS-based tools;
●	provide operational services and support;
●	utilize data analytics to advise business decisions; and
●	marketing automation

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

In February 2022, we released iNsights 2.0, our upgraded all-in-one marketing analytics platform, that extends our intelligent data analytics coverage from sole Web to both Web and WeChat Mini program ecosystem, enabling global brands gain unparalleled insights and achieve more effective data-driven marketing and smarter business decisions. Utilizing full-data analytics to produce key metrics, dimensions, reliable and accurate insights, iNsights 2.0 helps clients analyze their campaign performance to refine campaign strategies and guide future campaign planning. Through a user-friendly tracking functions, it not only helps brands create and track events and provide custom analysis for specific metrics to generate insights on campaign performance, such as most-clicked banners or most-engaged with gaming campaign, but also provides customized traffic source tracking paths, as well as custom QR codes for both online and offline campaigns and tailored segmentation capabilities for re-marketing campaigns. Furthermore, combining with iSuite products including iAccess, iNsights 2.0 forms a one-stop MarTech solution that optimizes cross-channel marketing campaigns and transforms data into actionable insights that allow brands to adopt precise remarketing strategies and retarget high-value customers. To summarize, iNsights 2.0 provides marketers with in-depth analyses, including:

●	Conversion path analysis—Holistic analysis of when, where and how a user interacts with various devices by the multiple touch points he or she has come in contact with, including the “last mile” through which the user is converted, i.e., making a purchase or otherwise taking an action that the marketer desires; and
●	Cross-channel effectiveness analysis—Analysis of the effectiveness of the various marketing channels in achieving different marketing objectives and their respective cost effectiveness. Combining these with conversion path analyses, marketers can identify the portfolio of channels that work in tandem with each other to generate the greatest marketing impact and effectiveness.

●	E-commerce analysis—Analysis of e-commerce performance in metrics such as total sales, order amount, conversion rate to measure business growth and product performance including product views, individual product sales growth to facilitate product development and promotion strategies.

Below is a sample interface for our iNsights 2.0 solution.

We also launched new data enterprise solutions including iParllay and iSCRM which utilize our SaaS capabilities to enrich our service offerings.

iParllay

iParllay is our social commerce platform leveraging our customer management and marketing automation capabilities. It provides various solutions, including:

●	Integrate online-to-offline customer touch points, covering advertising, website, livestreaming, meeting, WeChat articles, social referral campaigns to draw high quality leads and build strong customer database;
●	Unify sales leads from multiple channels, track customers’ lifestyle and nurture sales leads with marketing automation through well-organized enterprise customer database;
●	Offer professional marketing services for business growth such as private domain traffic operation, KOL and social group marketing, social marketing campaigns, search engine optimization (“SEO”), search engine marketing (“SEM”) and more.

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

Our Data and Data Analytics Capabilities and Technologies

Our Data Assets

Our data assets are the backbone of our solutions and data analytics capabilities. We had analyzed approximately 2,939.6 million active profiled users or devices in terms of number of cookies that we place through internet browsers in China as of March 31, 2023. According to the China Internet Network Information Center, there were 1,067 million internet users in China as of December 31, 2022 and the number of mobile internet users in China had reached 1,065 million up to December 31, 2022.

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

●	Intent data — Intent data refers to data that indicates the various intent of a user. Intent data directly identifies the interests and immediate needs of a specific user. An example of intent data would be search terms entered into search engines by a particular user looking for business class air tickets from Hong Kong to Shanghai. We obtain intent data primarily from the websites and apps on which we have installed our proprietary sharing toolbars and software development kits as well as through API connection with major search engines where marketers’ search marketing is executed.
●	Interest data — Interest data refers to the category and semantic meaning of the content of websites and apps that a user visits, including visit frequency and sequence, from which we are able to infer the various interests of a user. Interest data shows the awareness of the relevant information by a specific user. An example of interest data would be data concerning how frequently a particular user interested in fine dining browses webpages of luxury Japanese cuisine restaurants. We collect interest data from websites and apps on which we have installed our proprietary sharing toolbars and software development kits as well as through API connection with certain ad exchanges.
●	Online transactional data — Online transactional data refers to a user’s behavior on online commerce platforms, including the items he or she is browsing or has added to his or her shopping cart. Online transactional data directly identifies the purchasing intent and immediate needs of a specific user. An example of online transactional data would be a particular user browsing for high-end skin care products and adding a specific brand of eye serum into the shopping cart in preparation of a purchase. We obtain online transactional data from partnerships with branded E-commerce platforms and the re-marketing campaigns for our E-commerce clients.

●	Social data — Social data refers a user’s behavior on social networks, such as Sina Weibo and Tencent QZone, including the content the user shares from websites or apps via social sharing toolbars, and the content the user posts, shares on the social networks, his or her “social graph,” such as his or her “friends” and “followers” and other behavior data the user publicly shares on social networks. Social data demonstrates that a specific user is engaged in certain particular topics or content online on social media. An example of social data would be the name of a restaurant being recommended by a particular user via his or her social network account. We obtain social data by installing our proprietary sharing toolbars and software development kits on websites and apps, as well as through API connections with major social networks.
●	Demographic data — Demographic data refers to a user’s age, gender, income level and geographic location. In addition to inferred demographic information through our data tracking and profiling analytic capabilities and technologies, we obtain actual demographic data from social media accounts through our strategic relationship with selected third-party data partners, including major internet companies in China.
●	Campaign performance data — Campaign performance data refers to a user’s interaction with, and response to, a given marketing message, starting with such user’s click on the content and including the user’s interaction with the destination site to which the link leads, and all other actions taken by the user, including E-commerce transaction, clicks, registration or sign-ups, video viewing, and “follow” or “likes” on social media platforms. We obtain campaign performance data from websites and apps on which we have installed our proprietary sharing toolbars and software development kits, in managing client campaigns, and through our data collaboration arrangements with selected third-party data partners.

We distill structured variables from large volume of unstructured data to construct context-rich user profiles. As of March 31, 2023, we analyzed approximately 2,939.6 million active profiled users or devices in terms of number of cookies that we place through internet browsers. We “pre-package” our user profiles into audience groups that can be utilized by specific industry verticals for precise targeting. Data involving our user profiles and audience groups are continuously fed into our content distribution opportunity matching process, enabling marketers to make cost-efficient decisions on real-time audience engagement opportunities and continuously optimize these decisions to access and activate their target audience through different channels.

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

Deep Learning and Artificial Intelligence

●	Audience tracking engine — Our audience tracking engine monitors our audience across various devices and channels to identify which user has been interacting with what content, through which devices and the environment the user is in. It also uses cookies and other digital fingerprinting technologies, which take into account social network IDs, browsing behavior, network usage, IP addresses, surfing patterns, and device features, to recognize, identify, and re-identify a user across multiple channels, devices, and geographic locations, including de-duplication of multiple devices to a user.
●	Contextual analysis engine — Our contextual analysis engine parses all data properties to understand the context and content which audiences are interacting in and with, including news articles, social networks, search engines, mobile apps, etc. These help understand what a user is interested in, including product categories, brand names, product names, keywords, and the depth of their interest.
●	Natural language processing (NLP) algorithms — Our NLP algorithms are important elements of our contextual analysis engine. We use these algorithms to extract structure from unstructured data, so that it can be processed and analyzed effectively. Our NLP algorithms are designed to understand and analyze Chinese and English languages and their usage in various contexts. They enable the extraction of information about entities, correlations, sentiments and emotions from vast amounts of text converted from audio and video streams and other digital content. In addition, we combine deep learning techniques with our natural language processing capabilities to further enhance the accuracy of attributes of our user profiles.

Predictive Analytics

●	User profiling engine — Combining the data collected through, and processed by, our contextual analysis engine and audience tracking engine, our user profiling engine infers the user’s interest, demographic, intent and other features through multi-dimensional data drill down and dynamic correlation analysis. In addition, we employ various models and algorithms on user profiles to expand and provide more breadth and depth on each user profile.
●	Profile Segmentation Algorithms — We use various algorithms to organize user profiles, which are generated and updated dynamically in real time, responding to real time changes in user interests and needs. This allows for accurate and detailed segmentation of user interests through multiple dimensions, e.g. by user interest keywords and user interest categories.

Real-Time Matching Technologies

●	Real-time user engagement algorithms — Our real time user engagement algorithms execute marketing decisions based on a wide range of parameters, including predictions on click-through rate and conversion rate, inventory price, inventory safety and inventory segment, and consider audience compatibility, demographics, and frequency capping or other budgeting restrictions among other parameters, to compute the most cost-efficient decisions on real-time audience engagement opportunities.
●	Online continuous real-time bid optimization algorithms — Our online continuous real-time bid optimization algorithms consider a wide range of parameters, including purchasing efficiency, predicted conversion rate, return on media value, budget allocation efficiency, inventory safety, and what marketers are willing to pay to dynamically optimize our bidding and pricing strategies. Our real-time bid optimization algorithms continuously sieve through a large volume of user engagement opportunities per day to decide which are the best possible opportunities to engage with.

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

●	On the software level, we maintain login information across all our computer systems to control access, and individuals with different levels or job duties are assigned different levels of access permissions. For example, only high-level technology personnel, including head of system operations and certain other technical developments leaders have root access to our operation system; and only database managers have access to the relevant database. We have central controls to govern user roles and permissions.
●	On the hardware levels, our servers are located at our offices and IDCs, and only system operation personnel have access to our servers. In addition, we have established hardware firewall where all traffic is inspected and filtered according to a comprehensive set of rules. We conduct comprehensive security reviews of our data assets on a regular basis and ad hoc security reviews from time to time as special needs arise.
●	We also perform the monitoring and maintenance of our data privacy and security mechanism on a regular basis.

●	We perform regular vulnerability scanning on website or web application to identify any weak configuration or vulnerabilities. We apply patch regularly and fix any configuration issues.
●	We monitor any suspicious network traffic regularly including unexpected outgoing traffic such as huge data exfiltration volume and suspicious DNS query. We gather any events or alerts from servers and endpoints with security information and event management facility to set up alerts for any abnormal events or potential security breach.
●	We secure and monitor privileged access, particularly on Internet accessible accounts such as web or cloud hosting, and implement multi-factor authentication on these accounts.

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

●	Real-time analytics — Our cloud-based technology architecture is built to be fully distributed while having a single unified access layer. Large amounts of data are ingested through multiple highly-optimized points and analyzed using both offline batch processing and online real-time processing through streaming technologies. This architecture allows us to combine multiple data dimensions and apply various machine learning algorithms in real- time to our data, providing the most up-to-date and accurate representations of a user’s traits and online behavior.
●	Scalability — With modular architecture that is built to be horizontally scalable, our platform can be easily expanded as data storage requirements and client base increase. Our data repositories are clustered and our data processing architecture is distributed in several cities in mainland China and Hong Kong, which supports efficient expansion. When need arises, we can easily add servers and integrate them into our existing server clusters as either data nodes or processing nodes. In addition, load balancing technology helps us improve distribution of workloads across multiple computing components, optimizing resource utilization and minimizing response time.
●	Reliability — Our technology layers have built hardware redundancy and will switch if errors are detected. We built our platform on a distributed computing architecture. Furthermore, our data processing architecture is located within the same cities where servers of major ad exchanges in China are located, facilitating low latency access and reliability as we bid for content distribution opportunities in real time.

Our Content Distribution Channels and Social Medial Platform Partners

For our marketing solutions, we provide marketers with one-stop access to a wide variety of cross-channel content distribution opportunities in China through our deep relationship with content distribution channel partners, which primarily include mobile and online publishers, major search engines and ad exchanges. For example, we purchase or promote content distribution opportunities on content distribution channels, including premium channels such as Tencent, Baidu, Google and Alibaba. Media cost for content distribution opportunities on Tencent, Baidu, Google and Alibaba channels in aggregate accounted for 75.9%, 55.5% and 56.0% of our media costs in 2020, 2021 and 2022, respectively. Media cost for content distribution opportunities on our largest and second largest channel partners accounted for 51.8% and 10.7% of our media cost in 2022, respectively.

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

Our Clients

We sell our solutions primarily by entering into sales contracts with marketers, marketing agencies or other merchants. We enter into marketing campaign contracts with marketers and marketing agencies for our marketing solutions and service contracts with merchants, many of who are also our marketers for our enterprise solutions. We treat entities which enter into sales contracts with us and incur spending during the relevant period as our clients. Therefore, we count specific sub-brands or divisions within the same brand or holding company as distinct clients so long as we have signed campaign contracts with different entities. On the other hand, even though multiple sales contracts may be involved, we only record one single client if those contracts with us are signed by the same entity. For our marketing solutions, our clients include both marketers who have direct contractual relationships with us, or direct marketer clients, and marketing agency clients. Our “end marketers,” or “marketers” comprise marketers we serve, either directly or through marketing agencies, regardless if they have direct contractual relationship with us. In 2022, we had 2,464 marketers, including 1,145 marketers represented by our marketing agency clients.

Our marketers span a diverse array of industry segments, with gaming, entertainment and media, personal care and beauty, e-commerce, education & training, and automobile and petroleum being among the top five in terms of gross billing contribution in 2022. They also feature companies of different sizes. Our marketers come from a variety of regions, with headquarters in Europe, North America, or Asia. In determining the geographic classification of revenue, we look at the geographic location of our subsidiaries or the VIE entities which executed the marketing campaign contract. Our subsidiaries or the VIE entities in mainland China generally are our signing entities for marketing campaign contracts with clients which are based in mainland China. Our Singapore subsidiary generally is our signing entity for marketing campaign contracts with clients based in Southeast Asia. Our Hong Kong subsidiaries generally are our signing entities for marketing campaign contracts with other clients.

Our gross billing per client increased by US$28,420, or 9%, from US$300,450 in 2020 to US$328,870 in 2021, while decreased by US$177,052, or 54%, from US$328,870 in 2021 to US$151,818 in 2022. Relatedly, the total number of clients that we served increased by 7% from 2,256 in 2020 to 2,423 in 2021, and decreased by 23% from 2,423 in 2021 to 1,859 in 2022. The decreases in gross billing per client and the total number of clients from 2021 to 2022 were primarily due to (i) a decline in marketers’ advertising budget, and their potential liquidity issue and difficulty to settle trade debts, due to a broad-based slowdown in China’s advertising market, uncertainties around the macroeconomic condition from COVID-19 impact and tightening regulatory environment that affected our clients in certain industry sectors, (ii) our strategic scale-down of lower margin, higher risk marketing solutions business, (iii) lockdowns and other control measures, which adversely affected the progress of our client on-boarding and solution implementation.

In 2020, 2021 and 2022, we did not derive over 10% of our net revenues from a marketer.

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

In addition, we are focused on diversifying our client base. We have partnered with local marketing agencies at selected first and second-tier cities in mainland China to expand our client base in industry segments where we have relatively less presence, as well as to attract and retain high quality enterprises to use our solutions on a self-serve basis. Furthermore, our sales and business development team works closely with overseas marketing agencies and channel partners in the home countries of overseas marketers, who help promote our solutions to overseas marketers.

Our sales and business development team is organized by geographic region, and is further divided into groups that focus on sales to marketers or to marketing agencies in each geographic region.

Supporting our sales and business development team are our account managers under our operational support team, who help maintain and grow the accounts of our clients. While our intuitive user interfaces are designed to enable clients to easily deploy and utilize our solutions themselves with minimal customer support, we make online and telephonic helpdesk facilities available and provide onsite engineering support to clients and also assign account managers for our direct marketer clients and some of our marketing agency clients. Our account managers provide consultative services on the use of our solutions, and in addition, for our managed service clients, more in-depth servicing on campaign planning, execution and result measurement and analysis. As of December 31, 2022, we had 578 employees for sales, business development and account management.

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

In addition to continuous R&D resources devoted to the customization requirements from key account clients, we have launched a number of standard off-the-shelf products to cater to the strong needs of mid-end enterprises for our enterprises solutions. Our R&D process is demand and innovation driven and involves collaborative efforts, including from our other functional teams, including sales and marketing, and product and operation support. Our R&D process advocates adaptive planning, iterative and incremental development cycles, and encourages rapid and flexible response to change. We typically release new solution features or improvements every week.

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

As of December 31, 2022, we had 2 patents and 138 computer software copyrights in China, and 42 registered trademarks in mainland China, Hong Kong, Japan and Singapore.

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

The Catalog of Telecommunications Business, or the Catalog, which was issued as an attachment to the Telecom Regulations and updated on June 11, 2001, February 21, 2003, December 28, 2015 and June 6, 2019, further categorizes value-added telecommunication services into two classes: Class 1 value-added telecommunication services and Class 2 value-added telecommunication services. Information services provided via cable networks, mobile networks or internet fall within Class 2 value-added telecommunications services.

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

Regulations on Foreign Direct Investment in Value-Added Telecommunications Companies

Foreign direct investment in telecommunications companies in mainland China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016. These regulations require that foreign-invested value-added telecommunications enterprises in mainland China must be established as Sino-foreign equity joint ventures and that the foreign investors may acquire up to 50% equity interests in such joint ventures. In addition, a major foreign investor in a value-added telecommunications business in mainland China must demonstrate a good track record and experience in operating value-added telecommunications businesses. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and MOFCOM, to provide value-added telecommunication services in mainland China and the MIIT and MOFCOM retain considerable discretion in granting such approvals.

On July 13, 2006, the Ministry of Information Industry, or the MII, released the Notice on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, or the MII Notice, pursuant to which, for any foreign investor to invest in telecommunications businesses in mainland China, a foreign-invested telecommunications enterprise must be established and such enterprise must apply for the relevant telecommunications business operation licenses. Furthermore, under the MII Notice, domestic telecommunications enterprises may not rent, transfer or sell a telecommunications business operation license to foreign investors in any form, and they may not provide any resources, premises, facilities and other assistance in any form to foreign investors for their illegal operation of any telecommunications business in mainland China. In addition, under the MII Notice, the internet domain names and registered trademarks used by a value-added telecommunication service operator shall be legally owned by such operator or its shareholders.

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

On December 13, 2022, the MIIT released the Administrative Measures for Data Security in Industry and Information Technology Sectors (Trial), or the Data Security Measures, which came into effect on January 1, 2023. The measures apply to data management in certain industries, including telecommunication sectors, where certain data we process is generated from. The Data Security Measures set out three categories of data: ordinary data, important data and core data. The processing of important data and core data is subject to certain filing and reporting obligations. Since the specific catalogues of important data and core data have not been released, it is uncertain how the measures will be interpreted and implemented. We have sorted and cataloged data we process and will take further measures as required.

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

On December 28, 2021, the CAC, jointly with the relevant authorities, published the Measures for Cybersecurity Review which stipulates that a critical information infrastructure operator purchases network products and services or an online platform operator conducts data processing, either of which affects or may affect national security shall conduct a cybersecurity review.

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

We collect data of multiple kinds and from multiple sources through our consolidated subsidiaries in the mainland China and Hong Kong. These data include users’ search, browse, E-commerce and social data, demographic data, campaign performance data, and certain technical data, from our proprietary tracking tools, our marketers, publishers and ad exchanges in connection with marketing campaigns, and from collaboration with selected third-party data partners. Except for the general definitions of market surveys and social surveys defined in the Foreign-related Surveys Measures, there is no further clarification or specific guidance on the characteristics and scope of “foreign-related surveys”. In the opinion of our PRC counsel, Jingtian & Gongcheng, the collection and use of data of our business do not fall within the scope of “foreign-related survey” and therefore we are not required to obtain a foreign-related survey license under the Foreign-related Survey Measures as currently interpreted and enforced by the relevant PRC regulatory authorities. However, in light of these uncertainties and out of prudence, we through OptAim Network, VIE, applied for and were granted the foreign-related survey license on June 6, 2017 by the Chinese National Bureau of Statistics.

Regulations on Intellectual Property Rights

Mainland China has adopted legislation governing intellectual property rights, including copyrights, trademarks and patents. China is a signatory to major international conventions on intellectual property rights and is subject to the Agreement on Trade Related Aspects of Intellectual Property Rights as a result of its accession to the World Trade Organization in December 2001.

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

Domain Name

The MIIT promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Name promulgated by MIIT on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure. These measures are formulated with reference to the norms on administration of internet domain names worldwide, for the purposes of promoting the healthy development of China’s internet sector and guaranteeing the safe and reliable operation of the internet domain name system in the PRC.

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

The PRC and the Hong Kong Special Administrative Region entered into the Arrangement for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or Special Double Taxation Avoidance Agreement, on August 21, 2006. This arrangement reduces the withholding tax rate in respect of the payment of dividends by a PRC enterprise to a Hong Kong enterprise, such as from our PRC subsidiaries to our Hong Kong subsidiaries, from the statutory rate of 10% to 5% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the SAT’s Notice on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to benefit from the reduced withholding tax rate: (i) it must be is a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Announcement of the State Taxation Administration on Issuing the Administrative Measures for Entitlement to Treaty Benefits for Non-resident Taxpayers, or Non-Resident Tax Treatments Measures, which became effective on October 14, 2019, require that non-resident taxpayers collect, gather and retain relevant materials for future reference in accordance with the provisions of this measure and be administrated and supervised subsequently by the relevant tax authority in order for the reduced withholding tax rate to apply. There are also other conditions for the reduced withholding tax rate including that Hong Kong recipient must be the beneficial owner of the income.

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

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and on December 26, 2019, the State Council adopted Implementing Rules for the Foreign Investment Law of the People’s Republic of China which took effect from January 1, 2020, to interpret and implement the Foreign Investment Law. These rules replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The organization form and activities of foreign-invested enterprises shall be governed by the laws of the Company Law of the People’s Republic of China and the Partnership Enterprise Law of the People’s Republic of China. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of the Foreign Investment Law.

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

The following chart illustrates our company’s organizational structure, including our principal subsidiaries and consolidated affiliated entities as of March 31, 2023:

iClick Interactive Asia Group Limited (Cayman Islands)
CMRS Group Holding Limited (Hong Kong)
Optimix Media Asia Limited (Hong Kong)
RC Changyi Company Limited (BVI)
Diablo Holdings Corporation (BVI)
OptAim Ltd. (Cayman Islands)
Optimal Power Limited (BVI)
Beyond Digital Solutions Limited (Hong Kong)
HBV Changyi Company Limited (BVI)
iClick Interactive (Singapore) Pte. Ltd. (Singapore)
CMRS Digital Solutions Limited (Hong Kong)
OptAim (HK) Limited (Hong Kong)
iClick Interactive Asia Limited (Hong Kong)
Dragon Force Global Limited (BVI)
SociaLink Consultancy Limited (Hong Kong)
Digital Marketing Group Limited (Hong Kong)
Performance Media Group Limited (Hong Kong)
Tetris Media Limited (Hong Kong)
Harmattan Capital Holdings Corporation (BVI)
Full Lucky International Limited (Hong Kong)
CruiSo Digital Solutions Limited (Hong Kong)
MCZ Holdings Limited (BVI)
Turbo Summit Holdings Limited (Hong Kong)
China Search (Asia) Limited (Hong Kong)
CruiSo Directions Limited (Hong Kong)
YYDCY Limited (Hong Kong)
Offshore
PRC
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
100%
0.39%
6.83%
49.62%
43.16%
80%
36.8%
Equity Interest
Contractual arrangements, including the third amended and restated equity pledge agreement, power of attorney, a spousal consent, an exclusive business cooperation agreement, and the third amended and restated exclusive call option agreement

(1)	The nominee shareholder of OptAim Network is Mr. Jian Tang, who is our co-founder, chairman of the board and chief executive officer.

We conduct substantially all our operations through the following consolidated subsidiaries:

●	iClick Interactive Asia Limited: primarily focusing on providing online advertising, SaaS products and services to Hong Kong and overseas clients
●	Tetris Media Limited and Tetris Information Technology (Shanghai) Co., Ltd.: primarily focusing on providing online advertising, SaaS products and services. Its business to Hong Kong and overseas clients are gradually being transferred to iClick Interactive Asia Limited
●	Performance Media Group Limited: primarily focusing on providing online advertising services to Hong Kong clients
●	Tetris (Shanghai) Data Technology Co., Ltd.: primarily focusing on providing online advertising, SaaS products and services to PRC clients
●	China Search (Asia) Limited and its subsidiary: promoting content distribution opportunities for the publisher under our sales agency arrangement
●	iClick Interactive (Singapore) Pte. Ltd: primarily focusing on providing online advertising services to Singapore and other overseas clients
●	iClick Data Technology (Beijing) Limited (previously named iClick Interactive (Beijing) Advertisement Co., Ltd.): primarily focusing on providing our online advertising, SaaS products and services to PRC clients, through itself, and the VIE entities
●	Anhui Zhiyunzhong Information Technology Co., Ltd.: primarily focusing on providing mobile online advertising to PRC clients
●	OptAim (Beijing) Information Technology Co., Ltd.: primarily focusing on providing mobile online advertising, SaaS products and services to PRC clients
●	Beijing OptAim Network Technology Co., Ltd., the VIE, and its subsidiaries: primarily focusing on providing mobile online advertising services to PRC clients
●	Changyi (Shanghai) Information Technology Co., Ltd. and its subsidiaries: primarily focusing on providing SaaS products and services
●	Shanghai Myhayo Technology Co., Ltd. and Anhui Myhayo Technology Co., Ltd.: primarily focusing on providing mobile content distributions in PRC
●	Optimal Power Limited and its subsidiaries: primarily focusing on providing online advertising, SaaS products and services with premium media licensing assets
●	CMRS Group Holding Limited and its subsidiaries: primarily focusing on promoting online advertising, social media, KOLs and smart content generation services

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

Under the Measures on the Administration of Foreign-related Surveys, or the Foreign-related Surveys Measures, promulgated by the National Bureau of Statistics of China on October 13, 2004, no individual or organization may conduct any foreign-related survey without a license for foreign-related survey granted by the National Bureau of Statistics in China or its local counterparts. Under the Catalogue for the Guidance of Foreign Investment Industries, promulgated by the Ministry of Commerce and National Development and Reform Commission on June 28, 2017, only a domestic enterprise or a sino-foreign enterprise which meets the several requirements stipulated in the Foreign-related Surveys Measures can apply for a license for the foreign-related survey. We do not believe our collection and use of multiple kinds of data from multiple sources in China to improve the cost-effectiveness of marketing campaigns for marketers in and outside China fall within the scope of “foreign-related survey” under the Foreign-related Survey Measures. However, there are uncertainties under the PRC laws whether such activities may be deemed as “foreign-related survey,” which would require a foreign-related survey license from the National Bureau of Statistics in China or its local counterparts. In light of these uncertainties and out of prudence, we, through the VIE, OptAim Network, applied for and were granted a foreign-related survey license on June 6, 2017. If the PRC regulatory authorities disagree with our interpretation of what would constitute foreign-related survey and enforcement practices on foreign-related survey licensing requirement or if we expand our business scope to engage in activities falling within the scope of foreign-related survey, we will need to continue to rely on iClick Beijing’s contractual arrangements with OptAim Network and its shareholder to conduct certain of our operations in China, including to transfer such operations to VIE to the extent they are deemed foreign-related survey. See “Item 3 Key Information—D. Risk Factors—Risk Related to Our Corporate Structure—We rely on the contractual arrangements that establish the structure for certain of our operations in China.”

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

The contractual arrangements between iClick Beijing, OptAim Network and the shareholder of OptAim Network allow us to:

●	exercise effective control over OptAim Network and its subsidiaries;
●	receive substantially all of the economic benefits of OptAim Network and its subsidiaries; and
●	have an exclusive option to purchase all or part of the equity interests and assets in OptAim Network.

As a result of these contractual agreements, we control and receive the economic benefits of the business operations of the VIE entities, which is not equivalent to equity ownership in the VIE entities. Accordingly, under the U.S. GAAP, the financial statements of the VIE entities are consolidated as part of our financial statements. Accordingly, we are the primary beneficiary of the VIE entities for accounting purposes and consolidate the financial results of the VIE entities in our consolidated financial statements in accordance with the U.S. GAAP. Neither we nor our investors own any equity ownership in, direct foreign investment in, or control of VIE as a result of the contractual agreements with the VIE, its nominee shareholder and our subsidiary, and these agreements have not been tested in a court of law in the PRC.

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

In the opinion of Jingtian & Gongcheng, our PRC legal counsel:

●	the ownership structures of iClick Beijing and OptAim Network do not contravene any applicable PRC laws or regulations currently in effect; and
●	the contractual arrangements among iClick Beijing, OptAim Network, the shareholder of OptAim Network and Zhiyunzhong governed by PRC law are valid, binding and enforceable, and do not contravene any PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If the PRC government finds that the agreements that establish the structure for the operation of OptAim Network do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on the contractual arrangements that establish the structure for certain of our operations in China,” and “—Substantial uncertainties exist with respect to the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

D.	Property, Plant and Equipment

Our headquarters, principal executive office and some subsidiaries are located in Hong Kong, in an approximately 2,300 square-meter facility, under certain lease agreements expiring on or before August 1, 2025. As of December 31, 2022, we leased approximately 10,100 square-meter office space in China located in Beijing, Shanghai, Shenzhen, Anhui, Xi’an and Guangzhou, which primarily carry out the functions of technology and data engineering, sales and business development and operation support. Outside of mainland China and Hong Kong, we also have subsidiaries or sales offices in Singapore, Taiwan, Korea, Thailand and London.

We lease all of our facilities and do not own any real property. Our leases will expire from 2023 to 2025, and we have renewed leases that expired on or before the date of this annual report. We believe that our current facilities are suitable and adequate to meet our current needs. If we require additional space, we expect to be able to obtain additional facilities on commercially reasonable terms.

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

ITEM 5A.OPERATING RESULTS

Key Factors Affecting Our Results of Operations

We believe the key factors affecting our financial condition and results of operations include the following:

●	Our ability to expand enterprise solutions;
●	Our ability to implement “SaaS+X” model;
●	Our ability to raise funds from financing activities to support business;
●	Our revenue models;
●	Our ability to optimize client base and increase client spending;
●	Our ability to enlarge audience data set, strengthen data analytics capabilities and innovate technologies; and
●	Seasonality;

Our Ability to Expand Enterprise Solutions

Our future growth depends on our ability to expand our enterprise solutions. Since May 2018, we started to offer enterprise solutions and have gradually scaled up our enterprise solution business. In 2022, net revenues from enterprise solutions accounted for 37% of our total net revenues, increasing from 21% in 2021 and 11% in 2020. The markets for certain of our offerings remain relatively new and it is uncertain whether our efforts, and related investments, will ever result in significant profits for us. Also, if we are unable to develop enhancements to and new features for our existing services that keep pace with rapid technological developments, our business could be impacted. The budget and spending from clients on SaaS products and services could be impacted by COVID-19 pandemic and macro-economic environment. The success of our development, and implementation of new features and services depends on several factors, including the timely completion, introduction and market acceptance of the feature, service or enhancement by customers, administrators and developers, as well as our ability to integrate all of our service offerings and develop adequate selling capabilities in this new market. Failure in this regard may significantly impair our revenue growth as well as negatively impact our operating results if additional costs are not offset by additional revenues.

Our Ability to Implement “SaaS+X” Model

We have effectively leveraged the digitalization of China’s economy in the recent years as we accelerate the evolution of our SaaS product matrix. We have also continued to gain practical operational experience in establishing our “SaaS+X” business model. The “SaaS+X” business model that we have established aims to help companies strengthen their productivity and enhance their private domains through effective KOL recommendations, efficient targeted marketing and e-commerce partnerships while integrating and digitalizing data assets and managing and solidifying their brand profiles.

We released our “SaaS+X 2022 White Paper on Digital Operations” in March 2022. Combining our in-depth understanding of China’s digital landscape and abundant experience working with more than 1,000 leading banks brands to power sales growth. The white paper is an authoritative resource for companies looking to take their marketing and business development in China to the next level. This white paper combines the theoretical research results and operation methodology that we have developed over the past years since we launched our comprehensive digital transformation strategy in 2019. In the paper we introduce a methodology for implementing digital operation concepts and applying them to all aspects of organization and team collaboration.

Our Ability to Raise Funds from Financing Activities to Support Business

Our business also depends on our ability to raise funds for operations and expansion by broadening our business scope as well as penetration into new markets. External funding also strengthening our capabilities and competitiveness through resources for innovation and promotional activities.

We have been raising funds through different channels such as bank borrowings, IPO, follow-on securities offering and issuance of convertible notes. As a Chinese concept stock with a small market capitalization, we faced significant challenges in obtaining additional equity financing from the capital market. We will continue to manage our own cash positions prudently, including but not limited to close monitoring of cash collection and payment capabilities of clients, balancing the working capital management versus. clients’ demand and business growth opportunities. Meanwhile, we will continue to strategically shift the focus to the higher growth potential of enterprise solutions segment and implement a larger scale of strategic unwind lower margin, higher risk clients under marketing solutions segment.

Our Revenue Models/ Solution Mix

We derive revenue primarily from four sources and report them on either the net or gross basis. For our marketing solutions, we derive revenue from (i) incentives earned from the website publishers, for which we act as a sales agent for their content distribution opportunities, or the sales agency arrangement, which is reported on a net basis, (ii) performing cost-plus marketing campaigns, which is reported on a net basis, (iii) performing specified actions marketing campaigns (i.e., a CPM and CPC basis), which is reported on a gross basis. For our enterprise solutions, we derive revenue from the offering of SaaS products and services, which is reported on a gross basis and a net basis. Please see “—Key Components of Results of Operations—Net Revenues” above for more details.

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

In addition, enterprise solutions generally have higher margin than marketing solutions. Within our enterprise solutions, since the margin of providing services is generally lower than providing pure SAAS product as it involves additional labor costs, our overall margin may be impacted as we ramp up our “SaaS+X” model.

Our Ability to Optimize Client Base and Increase Client Spending

Our growth and profitability are dependent upon our ability to optimize our client base and increase our clients’ spending related to marketing and customer management. In 2022, we strategically reduced lower margin and higher risk businesses and continued to perform comprehensive review of our client base to improve liquidity. The budget and spending from clients on SaaS products and services have been significantly impacted by COVID-19 pandemic and macro-economic environment.

Our ability to increase clients’ spending on our platform depends on whether we can successfully expand our “SaaS+X” business model and our solutions can effectively address marketers’ evolving and diverse needs in a cost-efficient manner. To that end, we plan to develop and offer more tailored, innovative and user-friendly solutions and services and enhance our sales, marketing and account servicing efforts. For example, we strive to promote our newly launched enterprise solutions to clients by enhancing our ability to effectively identify and address clients’ needs on CRM and comprehensive and customized data acquisition, mining and analytics for real-time, data-driven and more accurate decision making.

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

Impact of COVID-19

Since December 2019, there has been an outbreak of COVID-19 in China and around the world. The pandemic has resulted in quarantines, travel restrictions, home office policies, and temporary closure of stores and facilities in mainland China, Hong Kong and many other jurisdictions. These measures have slowed down the development of the China’s economy and adversely affected the global economic conditions and financial markets. Majority of our revenues are derived from, and our workforce are based in China. Our operations have been, and may continue to be, materially and adversely affected by potential delays in or reductions of business activities and commercial transactions, as well as by general uncertainties surrounding the duration of Chinese government’s business and travel restrictions. In 2020, especially in the first half thereof, the industries in which our clients operate were adversely affected by the COVID-19 outbreak, including travel and hospitality sectors. Our clients in these industries reduced their budgets on advertising, which had an adverse impact on our results of operations. In 2022, our marketing solutions business was materially and adversely affected by various control measures implemented by the government in different regions in China, substantial uncertainties remained around the macro-economic conditions and tightened regulation targeting certain industries in which our clients operate, which led to reduced budget and spending from clients and a broad-based slowdown in the advertising market in China. In addition, the travel restrictions and lockdowns materially reduced the efficiency of communication between our employees and customers, delayed our working process and solution delivery. As a result, our business and revenues in 2022 were adversely affected and may continue to be adversely affected in the future. In addition, considering these factors, we recorded significant impairment charges in 2022.

Gross Billing

We regularly review a number of financial and operating metrics, including those set forth below, to help us evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of sales and marketing, and assess our operational efficiencies.

	Year Ended December 31,
	2020		2021		2022
		(% of total		(% of total		(% of total
	(US$ in	gross	(US$ in	gross	(US$ in	gross
	thousands)	billing)	thousands)	billing)	thousands)	billing)
Operating metrics:
Gross billing from marketing solutions	648,922	95.7	727,340	91.3	217,364	77.0
Gross billing from enterprise solutions	28,893	4.3	69,512	8.7	64,865	23.0
Total	677,815	100.0	796,852	100.0	282,229	100.0

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

Our gross billing increased from US$677.8 million in 2020 to US$796.9 million in 2021 and decreased to US$282.2 million in 2022. The decrease in 2022 was primarily because we strategically moving to unwind lower-margin, higher-risk marketing solutions business, COVID-19 pandemic and uncertainties of the macro-economic environment from pandemic impact in China.

Gross billing derived from our sales agency arrangement was US$20.4 million, US$16.8 million and US$11.1 million in 2020, 2021 and 2022, respectively, none of which was recognized as net revenues for the respective periods.

Gross billing derived from our cost-plus marketing campaigns was US$435.3 million, US$498.2 million and US$111.8 million in 2020, 2021 and 2022, respectively, out of which US$26.7 million, US$26.1 million and US$8.9 million was recognized as net revenues for the respective periods.

Gross billing derived from our specified action marketing campaigns was US$193.3 million, US$212.4 million and US$94.5 million in 2020, 2021 and 2022, respectively, all of which was recognized as net revenues for the respective periods.

Gross billing derived from our enterprise solutions was US$28.9 million, US$69.5 million and US$64.9 million in 2020, 2021 and 2022, respectively, out of which US$28.9 million and US$65.1 million and US$63.1 million was recognized as net revenues for the respective periods.

Our gross billing per client increased by US$28,420, or 9%, from US$300,450 in 2020 to US$328,870 in 2021, while decreased by US$177,052, or 54%, from US$328,870 in 2021 to US$151,818 million in 2022. The total number of our clients increased by 7% from 2,256 in 2020 to 2,423 in 2021 and decreased to 1,859 in 2022. The decreases in gross billing per client and the total number of clients from 2021 to 2022 were primarily due to (i) a decline in marketers’ advertising budget, and their potential liquidity issue and difficulty to settle trade debts, due to a broad-based slowdown in China’s advertising market, uncertainties around the macroeconomic condition from COVID-19 impact and tightening regulatory environment that affected our clients in certain industry sectors, (ii) our strategic scale-down of lower margin, higher risk marketing solutions business, and (iii) lockdowns and other control measures, which adversely affected the progress of our client on-boarding and solution implementation.

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

	Year Ended December 31,
	2020		2021		2022
	(US$ in	(% of net	(US$ in	(% of net	(US$ in	(% of net
	thousands)	revenues)	thousands)	revenues)	thousands)	revenues)
Net revenues	254,745	100.0	307,702	100.0	169,080	100.0
Cost of revenues	(181,482)	(71.2)	(218,549)	(71.0)	(173,212)	(102.4)
Gross profit/(loss)	73,263	28.8	89,153	29.0	(4,132)	(2.4)
Operating expenses
Research and development expenses	(5,349)	(2.1)	(9,527)	(3.1)	(9,216)	(5.5)
Sales and marketing expenses	(38,028)	(14.9)	(52,872)	(17.2)	(44,613)	(26.4)
General and administrative expenses	(31,648)	(12.5)	(39,643)	(12.9)	(51,668)	(30.6)
Impairment of long-lived assets	—	—	—	—	(4,403)	(2.6)
Impairment of goodwill	—	—	—	—	(80,137)	(47.4)
Total operating expenses	(75,025)	(29.5)	(102,042)	(33.2)	(190,037)	(112.4)
Operating loss	(1,762)	(0.7)	(12,889)	(4.2)	(194,169)	(114.8)
Interest income	1,297	0.5	824	0.2	1,478	0.9
Interest expense	(2,650)	(1.0)	(4,089)	(1.3)	(2,057)	(1.2)
Other gains/(losses), net	5,852	2.3	2,203	0.7	(19,165)	(11.4)
Fair value losses on convertible notes	(4,433)	(1.8)	—	—	—	—
Fair value losses on derivative liabilities	(11,466)	(4.5)	—	—	—	—
Loss before share of loss from an equity investee and income tax expense	(13,162)	(5.2)	(13,951)	(4.6)	(213,913)	(126.5)
Share of loss from an equity investee	(111)	(0.1)	(107)	(0.0)	(75)	(0.0)
Income tax (expense)/credit	(1,633)	(0.6)	(2,540)	(0.8)	11,182	6.6
Net loss	(14,906)	(5.9)	(16,598)	(5.4)	(202,806)	(119.9)

Key Components of Results of Operations

Net Revenues

We generate revenue primarily from clients’ marketing spend through our platform as they utilize our solutions in cost-plus and specified action marketing campaigns, and to a less extent from incentives granted by the publishers under our sales agency arrangement. We derive revenue primarily from four sources and report them on either the net or gross basis. For our marketing solutions, we derive revenue from (i) incentives earned from the website publishers, for which we act as a sales agent for their content distribution opportunities, or the sales agency arrangement, which is reported on a net basis, (ii) performing cost-plus marketing campaigns, which is reported on a net basis, (iii) performing specified actions marketing campaigns (i.e., a CPM and CPC basis), which is reported on a gross basis. For our enterprise solutions, we derive revenue from the offering of SaaS products and services, which is reported on a gross basis and a net basis.

We record incentives from the publishers under the sales agency arrangement as net revenues. We consider the publishers to be our customers under the sales agency arrangement. The amount of such incentives is determined based on a variety of factors, including yearly market spending at the publishers’ platforms. Under our sales agency arrangement, we do not receive any rebate from the publishers. Net revenues from our sales agency arrangement, which equal the incentives received from the publishers under the sales agency arrangement were US$5.8 million, US$4.2 million and US$2.6 million, in 2020, 2021 and 2022, respectively.

We record service fees, net of media costs and rebates and discounts to clients for cost-plus marketing campaigns, as net revenues. We consider these clients to be our customers for cost-plus marketing campaigns. Service fees are generally calculated as a percentage of media cost. Such percentage is negotiated on a client-by-client, and campaign-by-campaign basis. Rebates received from the publishers for cost-plus marketing campaigns are recorded as net revenues. Net revenues from our cost-plus marketing campaigns were US$26.7 million, US$26.0 million and US$8.9 million, in 2020, 2021 and 2022, respectively.

We record the aggregate gross dollar amount that our clients spend through our platform for specified action marketing campaigns, which includes media cost, as net revenues. We consider these clients to be our customers for specified action marketing campaigns. We charge our clients for specified actions, such as when a user clicks on their marketing messages, or a CPC pricing model, or when their marketing messages are displayed, or a CPM pricing model. Rebates received from publishers for specified action marketing campaigns are recorded as deduction of cost of revenues. Net revenues from our specified action marketing campaigns were US$193.3 million, US$212.4 million and US$94.5 million, in 2020, 2021 and 2022, respectively.

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

Starting from 2019, we also generate revenue from SaaS products which are cloud-hosted software offering enterprise solutions to customers through provision of software licenses and retail and CRM solutions. Revenues under this arrangement primarily consist of fees for (i) licensing to provide customers with access to one or more of the existing cloud applications for e-commerce, marketing and customer management, (ii) the development of new cloud applications customized for individual customer, and (iii) various combinations of technical support, maintenance services and digitalized operational services provided by us. Net revenues from our enterprise solutions were US$28.9 million, US$65.1 million and US$63.1 million in 2020, 2021 and 2022, respectively.

The table below shows our net revenues breakdown for our marketing solutions, and enterprise solutions for the periods presented.

	Year Ended December 31,
	2020		2021		2022
	(US$ in	(% of net	(US$ in	(% of net	(US$ in	(% of net
	thousands)	revenues)	thousands)	revenues)	thousands)	revenues)
Net revenues from marketing solutions	225,852	88.7	242,610	78.8	105,956	62.7
Net revenues from enterprise solutions	28,893	11.3	65,092	21.2	63,124	37.3
Total net revenues	254,745	100.0	307,702	100.0	169,080	100.0

In 2020, 2021 and 2022, US$61.3 million, US$77.5 million and US$18.6 million rebates were received from publishers under cost-plus marketing campaigns, respectively, which were recognized as net revenues for our marketing solutions, representing 24.1%, 31.9% and 17.5%, of our net revenues in respective periods. Of these rebates, US$0.5 million, US$0.2 million and US$45 thousand were received under cost-plus marketing campaigns from the publisher for which we acted as its sales agent under our sales agency arrangement in respective periods.

In 2020, 2021 and 2022, US$7.1 million, US$5.1 million and US$3.4 million incentive revenues were received from publishers under our sales agency arrangement, respectively, which were recognized as net revenues for our marketing solutions, representing 2.8%, 2.1% and 3.2% of our net revenues in respective periods. These exclude US$0.5 million, US$0.2 million and US$45 thousand rebates that were received under cost-plus marketing campaigns from the publisher for which we acted as its sales agent under our sales agency arrangement in respective periods.

In 2020, 2021 and 2022, we granted rebates and discounts of US$48.5 million, US$76.2 million and US$15.6 million, respectively, to marketers and marketing agencies under our cost-plus and specified action marketing campaigns for our marketing solutions, which were recognized as reduction of revenue in respective periods, representing 19.0%, 31.4% and 14.7% of our net revenues in respective periods. Of these rebates and discounts we granted, US$8.6 million, US$15.1 million and US$2.9 million was in connection with our specified action (i.e., gross) marketing campaigns in respective periods, and US$40.0 million, US$61.1 million and US$12.7 million, were in connection with our cost-plus (i.e., net) marketing campaigns in respective periods.

We have a diverse client base in terms of the geographic location of our clients’ or marketers’ headquarters as we help them, especially multinational marketers, navigate through the fragmented online marketing landscapes in mainland China to identify and reach their potential audience. In determining the geographic classification of our revenue, we look at the geographic location of our subsidiary or the VIE entities which executed the marketing campaign contract. Our subsidiaries or the VIE entities in mainland China generally are our signing entities for marketing campaign contracts with clients which are based in mainland China. Our Singapore subsidiary generally is our signing entity for marketing campaign contracts with clients based in Southeast Asia. Our Hong Kong subsidiaries generally are our signing entities for the other clients. Our clients are primarily based in mainland China. Our net revenues from clients in mainland China increased significantly from 2020 to 2021, and decreased to 2022 as a result of our strategic move to unwind lower-margin, higher-risk Marketing Solutions businesses, and uncertainties of the macro-economic environment from pandemic impact. In 2020, 2021 and 2022, we derived 15.8%, 17.2% and 17.1% of our net revenues from outside mainland China, respectively. The table below shows our net revenues breakdown by geographic region for the periods presented.

	Year Ended December 31,
	2020		2021		2022
	(US in	(% of net	(US in	(% of net	(US in	(% of net
	thousands)	revenues)	thousands)	revenues)	thousands)	revenues)
Mainland China	214,444	84.2	254,874	82.8	140,211	82.9
Hong Kong	40,197	15.8	52,599	17.1	28,661	17.0
Others	104	0.0	229	0.1	208	0.1
Total net revenues	254,745	100.0	307,702	100.0	169,080	100.0

Cost of Revenues

The table below sets forth a breakdown of our cost of revenues for the periods indicated:

	Year Ended December 31,
	2020	2021	2022

	(US$ in thousands)
Cost of revenues:
Marketing solutions	(172,917)	(194,912)	(138,140)
Enterprise solutions	(8,565)	(23,637)	(35,072)
Total cost of revenues	(181,482)	(218,549)	(173,212)

Cost of revenues for our marketing solutions primarily consists of:

●	Media cost in connection with specified-action marketing campaigns. Media cost refers to cost we pay to publishers for acquisition of content distribution opportunities, which is partially offset by rebates we receive from publishers in specified-action marketing campaigns. Media cost represented 93.2%, 88.1% and 50.5% of our cost of revenues in 2020, 2021 and 2022, respectively.
●	Impairment of intangible assets. This impairment is primarily related to premium media licensing assets, due to (i) a decline in marketers’ advertising budget, and their potential liquidity issue and difficulty to settle trade debts, due to a broad-based slowdown in China’s advertising market, uncertainties around the macroeconomic condition from COVID-19 impact and tightening regulatory environment that affected our clients in certain industry sectors, (ii) our strategic scale-down of lower margin, higher risk marketing solutions business. It represented 28.3% of our cost of revenues in 2022. We did not incur any impairment of intangible assets under cost of revenues in 2020 and 2021.

Cost of revenues for our enterprise solutions primarily consists of amortization expenses related to the computer software and systems, salaries and benefits of relevant operations and support personnel, depreciation of relevant property and equipment and other direct services costs.

Operating Expenses

We classify our operating expenses into five categories: research and development expenses, sales and marketing expenses, general and administrative expenses, impairment of long-lived assets and impairment of goodwill. The following table sets forth our operating expenses, both in absolute amount and as a percentage of our net revenues, for the periods presented.

	Year Ended December 31,
	2020		2021		2022
	(US$ in	(% of net	(US$ in	(% of net	(US$ in	(% of net
	thousands)	revenues)	thousands)	revenues)	thousands)	revenues)
Operating expenses	(75,025)	(29.5)	(102,042)	(33.2)	(190,037)	(112.4)
Research and development expenses	(5,349)	(2.1)	(9,527)	(3.1)	(9,216)	(5.5)
Sales and marketing expenses	(38,028)	(14.9)	(52,872)	(17.2)	(44,613)	(26.4)
General and administrative expenses	(31,648)	(12.5)	(39,643)	(12.9)	(51,668)	(30.6)
Impairment of long-lived assets	—	—	—	—	(4,403)	(2.6)
Impairment of goodwill	—	—	—	—	(80,137)	(47.4)

●	Research and development expenses. Research and development expenses consist primarily of (i) salary and welfare for research and development personnel, (ii) rental expenses, and (iii) server hosting and internet expenses.
●	Sales and marketing expenses. Sales and marketing expenses consist primarily of (i) salary and welfare expenses, and (ii) marketing and promotional costs.
●	General and administrative expenses. General and administrative expenses consist primarily of (i) salary and welfare for general and administrative personnel, (ii) provision for bad debt and other receivables, and (iii) audit, legal and other professional service fees.
●	Impairment of long-lived assets and goodwill. Impairment of long-lived assets consists of impairment of property and equipment, right-of-use assets and intangible assets. Impairment of goodwill was recorded under marketing solutions and enterprise solutions segment. The impairment of long-lived assets and goodwill impairment under marketing solutions reporting unit were as a result of (i) a decline in marketers’ advertising budget, and their potential liquidity issue and difficulty to settle trade debts, due to a broad-based slowdown in China’s advertising market, uncertainties around the macroeconomic condition and tightening regulatory environment that affected our clients in certain industry sectors, and (ii) our larger scale strategic scale-down of lower margin, higher risk marketing solutions business as we prioritized growth focus and resource allocation in light of the challenges in obtaining additional financing. The goodwill impairment under enterprise solutions reporting unit was as a result of (i) our clients’ tightened IT budget and reduced spending on digitalization products and services in light of a slowdown of China’s economy and the uncertain macroeconomic conditions, (ii) increased competition in the SaaS market, in response to which we revisit our pricing strategy and enhance our research and development capacity, and (iii) limited additional equity financing from the capital market and debt financing from banks, which hinder our business expansion to new markets.

Other Gains/(Losses), Net

Other gains/(loess), net consist primarily of (i) impairment on long-term investments, (ii) fair value change in contingent consideration payable in relation to our acquisitions, (iii) government subsidy income, (iv) net exchange gains/(losses), and (v) impairment and fair value gains/(losses) on short-term investments.

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

PRC

Generally, our PRC subsidiaries, our consolidated VIE entities, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. High and new technology enterprises (“HNTE”) will enjoy a preferential enterprise income tax rate of 15% under the EIT Law. Our certain subsidiaries in the PRC, which are qualified as a HNTE under the EIT Law, are eligible for a preferential enterprise income tax rate of 15% for a period of three years so long as these entities obtain approval from relevant tax authority if they are profitable during the period.

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

Dividends paid by our wholly foreign-owned subsidiary in mainland China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net Revenues

Our net revenues decreased by US$138.6 million, or 45.1%, from US$307.7 million in 2021 to US$169.1 million in 2022.

Net revenues from our marketing solutions revenues decreased by US$136.7 million, or 56.3%, from US$242.6 million in 2021 to US$106.0 million in 2022, primarily as a result of (i) a decline in marketers’ advertising budget, and their potential liquidity issue and difficulty to settle trade debts, due to a broad-based slowdown in China’s advertising market, uncertainties around the macroeconomic condition from COVID-19 impact and tightening regulatory environment that affected our clients in certain industry sectors, and (ii) our strategic scale-down of lower margin, higher risk marketing solutions business.

Net revenues from our enterprise solutions was dropped by 3.0% to  US$63.1 million in 2022, compared to US$65.1 million in 2021, primarily due to challenges from the pandemic and lockdowns, which affected the progress of our client on-boarding and solution implementation in 2022.

Cost of Revenues, Gross Profit and Gross Profit Margin

Our cost of revenues decreased by US$45.3 million, or 20.7%, from US$218.5 million in 2021 to US$173.2 million in 2022, primarily as a result of contraction in marketing solutions segment during the year.

Cost of revenues for our marketing solutions decreased by US$56.8 million, or 29.1%, from US$194.9 million in 2021 to US$138.1 million in 2022, which was primarily due to the scale down of our advertising business and impairment of intangible assets of US$48.6 million in 2022.

Cost of revenues for our enterprise solutions increased by US$11.4 million, or 48.4%, from US$23.6 million in 2021 to US$35.1 million in 2022, primarily as a result of more customized services demand from clients.

As a result of the above, we incurred gross loss of US$4.1 million in 2022, compared to a gross profit of US$89.2 million. Specifically, we incurred gross loss of US$32.2 million in 2022 for marketing solutions, compared to a US$47.7 million gross profit in 2021. Gross profit for our enterprise solutions decreased by US$13.4 million, or 32.3%, from US$41.5 million in 2021 to US$28.1 million in 2022.

Our gross loss margin of 2.4% in 2022, compared to a gross profit margin of 29.0% in 2021.

Operating Expenses

Our operating expenses increased by US$88.0 million, or 86.2%, from US$102.0 million in 2021 to US$190.0 million in 2022, primarily due to the impairment of goodwill and long-lived assets of US$80.1 million and US$4.4 million respectively, and increase in bad debt expenses and provision of other receivables, partially offset by reduced share-based compensation expenses of US$9.7 million and optimizing cost effectiveness. The operating expenses as a percentage of net revenues increased from 33.2% in 2021 to 112.4% in 2022.

●	Sales and marketing expenses. Our sales and marketing decreased by US$8.3 million, or 15.6%, from US$52.9 million in 2021 to US$44.6 million in 2022. The decrease was primarily related to the reduction of share-based compensation expenses of US$8.2 million. Sales and marketing expenses as a percentage of net revenues increased from 17.2% in 2021 to 26.4% in 2022.
●	General and administrative expenses. Our general and administrative expenses increased by US$12.0 million, or 40.0%, from US$39.6 million in 2021 to US$51.7 million in 2022, primarily due to the increase of bad debt expenses and provision of other receivables. General and administrative expenses as a percentage of net revenues increased from 12.9% in 2021 to 30.6% in 2022.

●	Research and development expenses. Our research and development expenses decreased by US$0.3 million, or 3.3%, from US$9.5 million in 2021 to US$9.2 million in 2022, primarily due to the decrease on bonus with the weaker operational performance due to uncertainties in macro-environment and COVID-19 pandemic. Research and development expenses as a percentage of net revenues increased from 3.1% in 2021 to 5.5% in 2022.
●	Impairment of goodwill and long-lived assets. In 2022, we recorded US$4.4 million in impairment of long-lived assets and US$80.1 million in goodwill (US$53.0 million under marketing solutions reporting unit and US$27.1 million under enterprise solutions reporting unit). We did not record any impairment of long-lived assets or goodwill in 2020 and 2021. The goodwill impairment in marketing solutions reporting unit and impairment of long-lived assets were as a result of (i) a decline in marketers’ advertising budget, and their potential liquidity issue and the difficulty to settle accounts receivables, due to a broad-based slowdown in China’s advertising market and tightening regulatory environment that affected our clients in certain industry sectors, and (ii) our strategic scale-down of lower margin, higher risk marketing solutions business. The goodwill impairment in enterprise solutions reporting unit was as a result of (i) our clients’ tightened IT budget and reduced spending on digitalization products and services in light of a slowdown of China’s economy and the uncertain macroeconomic conditions, (ii) increased competition in the SaaS market, in response to which we revisit our pricing strategy and enhance research and development capacity, and (iii) limited additional equity financing from the capital market and debt financing from banks, which has hindered our business expansion to new markets.

Interest Income

Our interest income was US$0.8 million and US$1.5 million in 2021 and 2022, respectively. The change was primarily attributable to the increase of interest rate for US$ deposit.

Interest Expense

Our interest expense was US$4.1 million and US$2.1 million in 2021 and 2022, respectively. The change was primarily attributable to the decrease of credit facilities used during the year, as a result of the increase of cash inflow from operating activities.

Other (Losses)/Gains , Net

Our other gains, net was US$2.2 million in 2021 and it was other losses of US$19.2 million in 2022, respectively. The change was affected by impairment loss on our long-term investments of US$10.8 million, fair value loss on contingent consideration payables of US$8.4 million, and exchange loss of US$3.2 million, partially offset by government subsidy income of US$4.5 million in 2022.

Share of Loss from an Equity Investee

Our share of loss of an equity investee was US$0.1 million in 2021 and 2022 each. Our share of losses of an equity investee is primarily associated with net losses from our joint venture with VGI Global Media Plc in Thailand that was set up in May 2019.

Income Tax (Credit)/Expense

We recorded an income tax expenses of US$2.5 million and income tax credit of US$11.2 million in 2021 and 2022, respectively. The income tax credit in 2022 was primarily due to impairment of intangible assets which resulted in reversal of deferred tax liabilities during the year.

Net Loss

As a result of the foregoing, our net loss increased from US$16.6 million in 2021 to US$202.8 million in 2022.

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

Our gross profit margin increased from 28.8% in 2020 to 29.0% in 2021, primarily due to our strong momentum in enterprise solutions with higher margin, partially offset by the lower margin in marketing solutions due to the changing regulatory environment and heightened macro-economic uncertainties. We have started to strategically reduce lower margin and higher risk businesses in our more capital-intensive marketing solutions segment in order to focus on the higher growth potential of enterprise solutions.

Operating Expenses

Our operating expenses increased by US$27.0 million, or 36.0%, from US$75.0 million in 2020 to US$102.0 million in 2021, primarily due to increase of share-based compensation, staff cost for product innovation and business development, and bad debt expenses. The operating expenses as a percentage of net revenues increased from 29.5% in 2020 to 33.2% in 2021.

●	Sales and marketing expenses. Our sales and marketing expenses increased by US$14.9 million, or 39.0%, from US$38.0 million in 2020 to US$52.9 million in 2021. The increase was primarily related to new business development, and the nature includes year on year increment in share-based compensation expenses of US$7.3 million, staff cost of US$4.6 million especially from newly acquired subsidiaries, and promotional expenses of US$1.8 million. Sales and marketing expenses as a percentage of net revenues increased from 14.9% in 2020 to 17.2% in 2021.
●	General and administrative expenses. Our general and administrative expenses increased by US$8.0 million, or 25.3%, from US$31.6 million in 2020 to US$39.6 million in 2021, primarily due to increase in staff cost of US$0.9 million and bad debt expenses of US$5.8 million on specific provision of certain clients in 2021. General and administrative expenses as a percentage of net revenues increased from 12.5% in 2020 to 12.9% in 2021.
●	Research and development expenses. Our research and development expenses increased by US$4.2 million, or 78.1%, from US$5.3 million in 2020 to US$9.5 million in 2021, primarily due to increase in staff cost for continuous product innovation and development. Research and development expenses as a percentage of net revenues increased from 2.1% in 2020 to 3.1% in 2021.

Interest Income

Our interest income was US$1.3 million and US$0.8 million in 2020 and 2021, respectively.

Interest Expense

Our interest expense was US$2.7 million and US$4.1 million in 2020 and 2021, respectively. The change was primarily attributable to the increase of credit facilities used during the year, with the increase of banking facilities offered by banks.

Other Gains, Net

Our other gains, net was US$5.9 million in 2020 and US$2.2 million in 2021, respectively. The change was affected by impairment loss of long-term investments.

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

B.Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from our operating activities, proceeds from our equity and debt issuances and proceeds from bank borrowings. As of December 31, 2022, we had US$82.8 million in cash and cash equivalents, time deposits of US$10 thousand, restricted cash of US$22.5 million, and borrowing capacity of US$44.3 million under our revolving credit facilities of a total principal amount of US$165.3 million. As of December 31, 2022, our cash and cash equivalents primarily consisted of cash on hand, cash held at bank, and time deposits placed with banks or other financial institutions, which have original maturities of three months or less. Out of our cash and cash equivalents as of December 31, 2022, US$17.3 million was held in U.S. dollar, RMB378.0 million (US$54.6 million) was held in Renminbi, HK$78.0 million (US$10.1 million) was held in Hong Kong dollar, EUR106 thousand (US$111 thousand) was held in European dollar, SGD471 thousand (US$345 thousand) was held in Singapore dollar, TWD3.1 million (US$99 thousand) was held in New Taiwan dollar, JPY11.8 million (US$91 thousand) was held in Japanese Yen and a subsequent 133 thousand (US$104 thousand) was held in other currencies. We closely monitor our cash balance and future payments obligations by preparing monthly management account and regular fund reports to provide a timely overview of our overall cash position and liquidity and risk control measurements. Such reports will be reviewed by our chief financial officer and our financial controller. In addition, we have adopted a stringent cash management policy. We also regularly monitor our current and expected liquidity requirements to ensure that we maintain sufficient cash balances to meet our liquidity needs. As of December 31, 2022, the VIE entities held US$1.5 million cash and cash equivalents.

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

In addition, although we consolidate the results of our consolidated VIE entities, we only have access to the assets or earnings of our consolidated VIE entities through our contractual arrangements with our consolidated VIE entities and its shareholder. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with OptAim Network.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.” A substantial amount of our future revenues are likely to be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE as long as certain routine procedural requirements are fulfilled. However, approval from or registration with competent government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions or change the foreign exchange control policy in the future. In addition, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2020	2021	2022

	(US$ in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(19,633)	(19,673)	71,104
Net cash provided by/(used in) investing activities	(27,693)	(22,390)	(3,977)
Net cash provided by financing activities	79,983	24,743	(37,289)
Effect on exchange rate changes on cash and cash equivalents and restricted cash	1,014	532	(2,130)
Net increase in cash and cash equivalents and restricted cash	32,657	(17,320)	29,838
Cash and cash equivalents and restricted cash at the beginning of year	60,706	94,377	77,589
Cash and cash equivalents and restricted cash at the end of year	94,377	77,589	105,297

Operating Activities

Net cash provided by operating activities amounted to US$71.1 million in 2022, which was mainly attributable to non-cash items of US$181.6 million and a net increase in working capital of US$92.3 million, partially offset by net loss of US$202.8 million. The non-cash items of US$181.6 million were primarily attributable to goodwill impairment of US$80.1 million, impairment on intangible assets of US$49.8 million, allowance for credit losses on accounts receivable of US$18.5 million, impairment on long-term investments of US$10.8 million, provision of loan and other receivables of US$11.2 million, and fair value change on contingent consideration payable of US$8.4 million. The net increase in working capital of US$92.3 million was primarily attributable to decrease in accounts receivable of US$104.0 million and decrease in prepaid media cost of US$17.5 million, partially offset by decrease in accounts payable of US$24.9 million, and decrease in deferred revenue of US$6.9 million.

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

Investing Activities

Net cash used in investing activities in 2022 was US$4.0 million, due to US$7.7 million and US$6.5 million for acquisition of businesses and long-term investments, respectively, partially offset by cash inflow from time deposits of US$11.1 million.

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

Financing Activities

Net cash used in financing activities in 2022 was US$37.3 million, which was primarily attributable to net repayments of bank borrowings of US$29.8 million and share repurchase amounting to US$7.6 million.

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

Credit Facilities

In March 2019, we entered into a facility agreement with a commercial bank, which provides for a one-year factoring loans of HK$24.0 million (US$3.1 million). We provide corporate guarantee and accounts receivable as pledge to secure our obligations under this revolving loan. The interest rate of this loan facility was at 4.25% per annum over 1-month Hong Kong Interbank Offered Rate (“HIBOR”) for loan in HK$, 2.00% per annum over 1-month HIBOR for loan in RMB, or 4.25% per annum over 1-month London Interbank Offered Rate (“LIBOR”) for loan in US$. The interest rate of facilities in US$ was amended to 4.32% over US$ reference rate from April 2022. As of December 31, 2022, the total outstanding amount of the revolving loan was HK$31.6 thousand (US$4.1 thousand).

In April 2019, we entered into a facility agreement for working capital loans with a commercial bank. The loan facility provides for a one-year revolving loan of US$13.6 million, which is supported by standby documentary credit facilities of US$15.0 million. In April 2021, this loan was subsequently amended. The amended agreement provides for a one-year revolving loan of US$50.0 million. We provide corporate guarantee, deposits and accounts receivable as pledge to secure our obligations under this revolving loan. The interest rate of this loan facility is either (i) 5.22% in RMB, or (ii) 1-month LIBOR plus 3.00% per annum if the loan is drawn down in US$. As of December 31, 2022, the total outstanding amount of the revolving loan was RMB127.4 million (US$18.4 million).

In August 2019, we entered into two facility agreements for working capital loans with a commercial bank, which provide for (i) a one-year revolving loan of RMB18.5 million (US$2.7 million) and (ii) a one-year revolving loan of US$1.6 million, respectively. We provide corporate guarantee and deposits as pledge to secure our obligations under this revolving loan. The interest rate of this loan facility was the benchmark interest rate determined by the People’s Bank of China for loans over one year granted by financial institutions plus 0.97% per annum. This loan was subsequently renewed in September 2019 and August 2020. The one-year revolving loan of US$1.6 million was replaced by a one-year revolving loan of RMB11.5 million (US$1.7 million). The interest rate of these facilities is 3.60% per annum and reduced to 3.00% in August 2021. As of December 31, 2022, we had no outstanding balance under this revolving loan.

In October 2019, we entered into a one-year facility agreement for working capital loans with a commercial bank, which provides for (i) US$15.0 million standby documentary credit facilities, (ii) US$10.0 million combined limit for pre-shipment buyer loan and revolving loan, and (iii) US$1.0 million overdraft facilities. We provide corporate guarantee and bank deposits as pledge to secure our obligations under these loan facilities. In March 2021, this loan was subsequently amended, which provides for (i) US$15.0 million combined limit for pre-shipment buyer loan and post-shipment buyer loan, (ii) US$6.0 million revolving loan, and (iii) US$1.0 million overdraft facilities. For the pre-shipment buyer loan and post-shipment buyer loan, the interest rate is at either (i) HIBOR plus 3.85% per annum if the loan is drawn down in HK$, or (ii) LIBOR plus 3.85% per annum if the loan is drawn down in US$. For the revolving loan, the interest rate is at either (i) HIBOR plus 4.25% per annum if the loan is drawn down in HK$, or (ii) LIBOR plus 4.25% per annum if the loan is drawn down in US$. For the overdraft facility, the interest rate is at the bank’s US$ best lending rate. From April 2022, interest rate of the pre-shipment buyer loan and post-shipment buyer loan in US$ was amended to 3.95% over US$ reference rate, and interest rate of the revolving loan in US$ was amended to 4.35% over US$ reference rate. We had no outstanding balance under these loan facilities as of December 31, 2022.

In December 2019, we entered into a facility agreement for working capital loans with a commercial bank, which provide for a half-year revolving loan of RMB50.0 million (US$7.2 million). We provide corporate guarantee and accounts receivable of certain subsidiaries to secure our obligations. It was subsequently renewed and amended in December 2020 and December 2021. The amended agreement provides for a half-year revolving loan of RMB80.0 million (US$11.6 million). The interest rate of this facility was 6.35%, reduced to 6.25% in December 2021, and reduced to 5.00% in December 2022. As of December 31, 2022, the total outstanding amount of this revolving loan was RMB80.0 million (US$11.6 million).

In December 2019, we entered into a facility agreement for working capital loans with a commercial bank, which provide for one-year revolving loan of RMB50.0 million (US$7.2 million). We provide corporate guarantee and deposits as pledge to secure our obligations under this revolving loan. It was subsequently renewed and amended in December 2020. The interest rate of this loan facility was subsequently amended to 3.00% per annum. As of December 31, 2022, the total outstanding amount of this revolving loan was RMB30.0 million (US$4.3 million).

In August 2020, we entered into a bank acceptance draft discount facility agreement with a commercial bank, which provides for a revolving loan of RMB40.0 million (US$5.8 million). The interest rate of this loan facility is based on cost of funding at the time of discounting plus a risk premium depending on the accepting bank’s credit rating. As of December 31, 2022, we had no outstanding balance under this revolving loan.

In October 2020, we entered into a facility agreement for working capital loans with a commercial bank, which provide for one-year revolving loan of RMB100.0 million (US$14.5 million). We provide corporate guarantee and deposits as pledge to secure our obligations under this revolving loan. The interest rate of this loan facility is fixed at 3.25% per annum and reduced to 3.00% in August 2021. As of December 31, 2022, the total outstanding amount of this revolving loan was RMB54.5 million (US$7.9 million).

In February 2021, we entered into a facility agreement for working capital loans with a commercial bank, which provides for a revolving loan of RMB220.0 million (US$31.8 million). The interest rate of this loan facility is fixed at 4.00% per annum. As of December 31, 2022, we had no outstanding balance under this loan.

In April 2021, we entered into a facility agreement for working capital loans with a commercial bank, which provides for a one-year non-revolving loan of RMB20.0 million (US$2.9 million). The interest rate of this loan facility is 0.50% over loan prime rate (“LPR”). As of December 31, 2022, we had no outstanding balance under this loan.

In December 2021, we entered into a facility agreement for working capital loans with a commercial bank, which provides for a revolving loan of US$30.0 million. The interest rate of this loan facility is LIBOR plus 0.70% (or higher) per annum over the bank’s cost of funds. As of December 31, 2022, we had no outstanding balance under this revolving loan.

In February 2022, we entered into a facility agreement for working capital loans with a commercial bank, which provides for a one-year non-revolving loan of RMB3.5 million (US$0.5 million). The interest rate of this loan facility is fixed at 4.00% per annum. As of December 31, 2022, the total outstanding amount of this loan was RMB3.5 million (US$0.5 million).

In March 2022, we entered into a facility agreement for working capital loans with a commercial bank, which provides for a one-year non-revolving loan of RMB20.0 million (US$2.9 million). The interest rate of this loan facility is fixed at 3.90% per annum. As of December 31, 2022, the total outstanding amount of this loan was RMB2.0 million (US$0.3 million).

In May 2022, we entered into a facility agreement for working capital loans with a commercial bank, which provides for a non-revolving loan of RMB9.0 million (US$1.3 million) until June 2023. The interest rate of this loan facility is LPR minus 0.05%. As of December 31, 2022, the total outstanding amount of this loan was RMB9.0 million (US$1.3 million).

As of December 31, 2020, no financial covenants as set out in these loan agreements have been breached. As of December 31, 2021, certain financial covenant (minimum quarterly EBITDA as defined in the banking facilities agreements) as set out in these loan agreements have been breached. We have obtained waiver letter such that the bank would not demand immediate repayment. As of December 31, 2022, no financial covenants as set out in these loan agreements have been breached.

Out of our banking facilities of US$213.3 million and US$165.3 million available as of December 31, 2021 and 2022, respectively, US$75.5 million and US$44.3 million have been utilized by us as of December 31, 2021 and 2022, respectively. As of December 31, 2022, total unutilized revolving, service trade and term loan facilities amounted to US$97.4 million, US$18.1 million and US$5.5 million (December 31, 2021: US$115.4 million, US$18.0 million and US$4.4 million respectively). Total undrawn facilities available for drawdown as of December 31, 2022, net of bank deposits that would need to be pledged as restricted cash upon utilization of the facilities, amounted to US$41.2 million. Subsequent to December 31, 2022, available facilities from certain banks to the Group were reduced whereby total undrawn facilities available for drawdown, net of bank deposits that would need to be pledged as restricted cash upon utilization of the facilities as of February 28, 2023 would be US$17.4 million.

Other than those shown in “—Credit Facilities,” we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2022.

Capital Expenditures

We made capital expenditures of US$1.1 million, US$1.6 million and US$0.5 million in 2020, 2021 and 2022, respectively. In these periods, our capital expenditures were mainly used for the purchase of property and equipment. We will continue to make capital expenditures to support our business.

Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our bank borrowings, operating lease obligations, purchase obligations and investment commitment obligations.

Holding Company Structure

iClick Interactive Asia Group Limited is a Cayman Islands exempted limited liability company, used as a holding company with no material operations of its own. We conduct our operations primarily through our wholly-owned subsidiaries, our consolidated VIE entities in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly-owned PRC subsidiaries and consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. We currently plan to reinvest all earnings from our PRC subsidiaries to their business developments and do not plan to request dividend distributions from them.

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

We have two reporting units, which include (i) the Marketing Solutions business and (ii) the Enterprise Solutions business. Our consolidated goodwill balance was nil as of December 31, 2022.

Assumptions: We estimate the fair values of our Marketing Solutions and Enterprise Solutions reporting units using the market approach and the income approach, respectively as of December 31, 2021. During the year ended December 31, 2022, due to our plan to strategically downsize the Marketing Solutions reporting unit, we considered the identification of companies comparable to the downsized Marketing Solutions reporting unit under a market approach using the guideline public company method to be not practical whereby the use of an income approach to estimate the fair value of Marketing Solutions reporting unit as of December 31, 2022 is considered to be more appropriate. Therefore, we determine the fair values of both Marketing Solutions reporting unit and the Enterprise Solutions reporting unit as of December 31, 2022 based on an income approach.

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

Based on the annual impairment test conducted for the years ended December 31, 2020 and 2021, the fair value of the reporting unit exceeded the carrying value, indicating that the goodwill was not impaired.

Based on the periodic impairment tests conducted for the year ended December 31, 2022, the carrying value of the reporting unit exceeded the fair value and indicating that the goodwill was fully impaired for both Marketing Solutions and Enterprise Solutions reporting units. The goodwill impairment in Marketing Solutions reporting unit was affected by (i) decline in marketers’ advertising budgets, and the potential liquidity issue and the difficulty to settle trade debts, due to the slowdown of China’s entire advertising sector growth as a result of changing regulatory environment, and unpredictable macro environment continued at post-pandemic era in which marketers are still cautious on advertising spending; and (ii) larger scale of strategic unwind lower margin, higher risk clients under Marketing Solutions segment because of the difficulty in obtaining additional equity financing from the capital market and debt financing from banks, which lead to the execution of balancing working capital management and business growth. The goodwill impairment in Enterprise Solutions reporting unit was affected by (i) slowdown of Chinese economy and unpredictable macro-economic environment, which consumers are shifting priorities towards cost-cutting measures rather than investing in new technology, causing them to tighten IT budgets and spending of digitalization products and services; (ii) higher competitive SaaS market, which we have to increase cost to develop more new SaaS related offerings as well as enhance additional research and development capacity, and revisit our pricing strategy with a downward pricing pressure; and (iii) limited additional equity financing from the capital market and debt financing from banks hinder our business expansions and penetration to new markets.

Impairment assessment of long-lived assets other than goodwill

Long-lived assets other than goodwill are tested at the level of the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Nature of estimate: We test long-lived asset groups for impairment when an event occurs or circumstances change that indicate the asset groups may be impaired. When a triggering event occurs, a test for recoverability is performed, comparing projected undiscounted future cash flows to the carrying value of the asset group. If the test for recoverability identifies a possible impairment, the asset group’s fair value is measured relying primarily on a discounted cash flow method. Judgment is used in estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the asset group’s fair value. An impairment charge is recognized for the amount by which the carrying value of the asset group exceeds its estimated fair value. When an impairment loss is recognized for assets to be held and used, the adjusted carrying amounts of those assets are depreciated over their remaining useful life.

Assumptions and Approach Used: Fair value of an asset group is determined from the perspective of a market-participant considering, among other things, appropriate valuation techniques, the most advantageous market, and assumptions about the highest and best use of the asset group. We measure the fair value of an asset group based on market prices (i.e., the amount for which the asset could be sold to a third party) when available. When market prices are not available, we generally estimate the fair value of the asset group using the income approach. The income approach uses cash flow projections. Inherent in our development of cash flow projections are assumptions and estimates derived from a review of our operating results, business plan forecasts, expected growth rates, and risk adjusted discount rates, similar to those a market participant would use to assess fair value. We also make certain assumptions about future economic conditions and other data. Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates may change in future periods. Changes in assumptions or estimates can materially affect the fair value measurement of an asset group and, therefore, can affect the test results.

No impairment charge for long-lived assets and intangible assets was recognized for the years ended December 31, 2020 and 2021 given no such events nor changes in circumstances are noted in these fiscal years. We recorded impairment of US$1.2 million, US$2.4 million and US$49.8 million on fixed assets, right-of-use assets and intangible assets respectively for the year ended December 31, 2022, as a result of (i) decline in marketers’ advertising budgets, and the potential liquidity issue and the difficulty to settle trade debts, due to the slowdown of China’s entire advertising sector growth as a result of changing regulatory environment, and unpredictable macro environment continued at post-pandemic era in which marketers are still cautious on advertising spending; and (ii) larger scale of strategic unwind lower margin, higher risk clients under Marketing Solutions segment because of the difficulty in obtaining additional equity financing from the capital market and debt financing from banks, which lead to the execution of balancing working capital management and business growth.

Fair value determination related to the accounting for business combinations

Nature: We completed business combinations in 2020 and 2021 which require us to perform purchase price allocations. We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired, including amounts attributed to noncontrolling interests based on their estimated fair values at the date of acquisition. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Allocation of purchase consideration to identifiable assets and liabilities affects our amortization expense, as acquired finite-lived intangible assets are amortized over the useful life, whereas any indefinite lived intangible assets, including goodwill, are not amortized.

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

While we believe those expectations and assumptions are reasonable, they are inherently uncertain. Unanticipated market or macro-economic events and circumstances may occur, which could affect the accuracy or validity of the estimates and assumptions, which could result in subsequent impairments.

Impairment assessment of investments in equity securities without readily determinable fair value

Nature: We measure certain financial instruments at fair value on a nonrecurring basis, consisting primarily of our equity securities without readily determinable fair value. These investments are accounted for under the measurement alternative and are measured at cost, less impairment, subject to upward and downward adjustments resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. These adjustments require quantitative assessments of the fair value of equity securities, primarily using a market approach. These investments are also evaluated for impairment, based on qualitative factors and events including (i) adverse performance of investees; (ii) adverse industry developments affecting investees; and (iii) adverse regulatory, social, economic or other developments affecting investees and (iv) valuation methods and key valuation assumptions and data used in estimating the impairment amounts. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we recognize an impairment loss in net income equal to the difference between the carrying value and fair value. We recognized impairment losses of US$4.0 million and US$10.8 million for the years ended December 31, 2021 and 2022, respectively.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jian Tang	46	Chairman of the Board, Chief Executive Officer and Co-Founder
Wing Hong Sammy Hsieh	50	Director and Co-Founder
Lub Bun Chong	56	Director
Matthew Chu Pong Fong	42	Director
Dylan Huang	48	Director
Philip Kan	67	Director
David Zhang	50	Director and Chief Financial Officer

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

Board Diversity Disclosure

The following information was provided by our directors on a voluntary basis.

Board Diversity Matrix (As of the date of this annual report)
Country of Principal Executive Offices	Hong Kong, China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non-Binary	Did not disclose
Part I: Gender Identity
Directors	0	7	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

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

B.	Compensation of Directors and Executive Officers

For the year ended December 31, 2022 we paid an aggregate of approximately US$0.3 million in cash to our executive officers, and we paid an aggregate of approximately US$0.2 million to our non-executive directors. Subject to the requirements under the applicable laws, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and variable interest entity are required by law to make contributions based on the insurance scales set forth by the local government for employees’ pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our Hong Kong subsidiaries are required by the Hong Kong Mandatory Provident Fund Schemes Ordinance to make monthly contributions to the mandatory provident fund scheme in an amount equal to at least 5% of an employee’s salary.

Share Incentive Plans

2018 Plan

Under the 2018 Plan, the maximum number of ordinary shares that may be issued to the beneficiaries is 2,398,137, which have been issued to Arda as trustee to the beneficiaries of the 2018 Plan. As of March 31, 2023, options to purchase 274,830 ordinary shares are outstanding, including vested and unexercised options to purchase 274,830 ordinary shares.

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

The following table summarizes, as of March 31, 2023, the outstanding options granted under the 2018 Plan to our directors, executive officers and other grantees.

Ordinary Shares
Underlying
	Outstanding	Exercise Price
Name	Options	(US$/Share)	Grant Date	Expiration Date
Jian Tang	*	0.2687—4.0304	August 1, 2015	August 1, 2025
Other grantees	*	0.3224—20.0000	August 18, 2014 to July 1, 2017	October 1, 2024 to April 1, 2027
*	Less than 1% of our total outstanding ordinary shares.

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

Post-IPO Plan

Under our Post-IPO Plan, previously named as 2017 Share Incentive Plan, which became effective in December 2017, is to promote the success of our business. On September 22, 2018, August 31, 2020, February 26, 2021 and December 31, 2021, our board of directors approved an increase of 1,500,000 Class A ordinary shares, 1,000,000 Class A ordinary shares, 1,000,000 Class A ordinary shares, and 1,500,000 Class A ordinary shares, respectively, to the award pool under the Post-IPO Plan. As a result, the maximum number of ordinary shares which may be issued pursuant to all awards under the Post-IPO Plan will initially be 6,000,000 Class A ordinary shares, plus an annual increase on the first day of each of our fiscal year during the term of the Post-IPO Plan commencing with the fiscal year beginning January 1, 2018, by an amount equal to the least of (i) 0.5% of the total number of Class A ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 150,000 Class A ordinary shares or (iii) such number of Class A ordinary shares as may be determined by our board of directors. All of such shares will be Class A ordinary shares. As of March 31, 2023, the award pool under the Post-IPO Plan is 6,791,374 Class A ordinary shares. As of March 31, 2023, 427,880 Class A ordinary shares are outstanding under our Post-IPO Plan, representing the shares underlying the unvested 427,880 restricted Class A ordinary shares units.

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

Our board of directors consists of seven directors, including executive directors and non-executive directors. Pursuant to our ninth amended and restated memorandum and articles of association, the size of our board of directors shall be limited to nine. Please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares—As a company incorporated in the Cayman Islands, we have adopted certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ corporate governance requirements.” The powers and duties of our directors include convening general meetings and reporting our board’s work at our shareholders’ meetings, declaring dividends and distributions, determining our business and investment plans, appointing officers and determining the term of office of the officers, preparing our annual financial budgets and financial reports, formulating proposals for the increase or reduction of our authorized capital as well as exercising other powers, functions and duties as conferred by our articles of association. Our directors may exercise all the powers of our company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Committees of the Board of Directors

We are a foreign private issuer (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs are listed on the NASDAQ Global Market. Under Section 5615 of the NASDAQ Stock Market Rules, NASDAQ-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by NASDAQ with limited exceptions. Please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares—As a company incorporated in the Cayman Islands, we have adopted certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ corporate governance requirements.” We have established an audit committee, a compensation committee, and a corporate governance and nominating committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee Our audit committee consists of Matthew Chu Pong Fong, Lub Bun Chong, and Dylan Huang, and is chaired by Matthew Chu Pong Fong. Lub Bun Chong, Matthew Chu Pong Fong and Dylan Huang each satisfy the “independence” requirements of the Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that each of Matthew Chu Pong Fong, and Lub Bun Chong qualify as “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-screening all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;
●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	meeting separately and periodically with management and the independent registered public accounting firm; and
●	reporting regularly to the board of directors.

Compensation Committee Our compensation committee consists of Dylan Huang, Wing Hong Sammy Hsieh and Jian Tang, and is chaired by Dylan Huang. Dylan Huang satisfies the “independence” requirements of the Listing Rules of the NASDAQ Stock Market. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;
●	reviewing the compensation of our directors and making recommendations to the board with respect to it; and
●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee Our corporate governance and nominating committee consists of Philip Kan, Wing Hong Sammy Hsieh and Jian Tang, and is chaired by Philip Kan. Philip Kan satisfies the “independence” requirements of the Listing Rules of the NASDAQ Stock Market. The corporate governance and nominating committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a common law duty to act honestly in good faith with a view to our best interests and for a proper purpose. Our directors also have a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening general meetings and reporting our board’s work at our shareholders’ meetings;
●	declaring dividends and distributions;
●	determining our business and investment plans;
●	appointing officers and determining the term of office of the officers;
●	preparing our annual financial budgets and financial reports;
●	formulating proposals for the increase or reduction of our authorized capital; and
●	exercising other powers, functions and duties as conferred by our articles of association.

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

Employees

As of December 31, 2020, 2021 and 2022, we had a total of 1,145, 1,192 and 1,209 employees, respectively. The table below provides a breakdown of our employees by function as of December 31, 2022:

	Number of
	employees	% of Total
Product, technology and data engineering	492	41
Sales, business development and account management	578	48
General and administrative	139	11
Total	1,209	100

As of December 31, 2022, we had a total of 1,209 employees, increased by 1% from 1,192 as of December 31, 2021. The increase primarily resulted from the increase in headcount for sales and business development on Enterprise Solutions.

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

In addition to salaries and benefits, we provide commission-based compensation for our sales force and performance-based bonuses for other employees. We also allow many of our employees to participate in share-based incentive plans to align their interests more closely with those of our shareholders. As required by regulations in mainland China, we participate in various employee social security plans that are administered by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance plans. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local governments from time to time.

We believe that our working environment and the support and benefits provided to our employees have contributed to maintaining good working relationships with our employees. None of our employees are represented by labor unions.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2023 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our total outstanding shares.

As of March 31, 2023, there were 50,045,657 ordinary shares outstanding, par value $0.001 per share, being the sum of 45,011,230 Class A ordinary shares and 5,034,427 Class B ordinary shares. The calculations in the table below are based on 48,783,628 ordinary shares outstanding as of March 31, 2023, comprising (i) 43,749,201 Class A ordinary shares, excluding (x) the 1,093,585.5 Class A ordinary shares held by Arda Holdings Limited underlying the options granted but not yet exercised (whether or not they are vested) and the options reserved for issuance under our 2018 Plan, and (y) the 168,443.5 Class A ordinary shares held by JPMorgan Chase Bank N.A., our depositary, underlying the unvested restricted Class A ordinary shares units under our Post-IPO Plan, and (ii) 5,034,427 Class B ordinary shares outstanding.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days as of March 31, 2023, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A	Class B
	Ordinary	Ordinary			Aggregate
	Shares	Shares	Total Ordinary Shares		Voting
	Number	Number	Number	%	Power %
Directors and Executive Officers:
Wing Hong Sammy Hsieh(1)	241,290	2,282,815	2,524,105	5.2%	31.8%
Jian Tang(2)	424,195	2,102,263	2,526,458	5.2%	29.4%
Lub Bun Chong	(i)	—	(i)	(i)%	(i)%
Matthew Chu Pong Fong	(i)	—	(i)	(i)%	(i)%
Dylan Huang	(i)	—	(i)	(i)%	(i)%
Philip Kan	(i)	—	(i)	(i)%	(i)%
David Zhang	(i)	—	(i)	(i)%	(i)%
All directors and executive officers as a group	694,485	4,385,078	5,079,563	10.4%	61.2%

Principal Shareholders:
Bubinga Holdings Limited(1)	—	2,282,815	2,282,815	4.7%	31.6%
Igomax Inc.(3)	396,290	2,102,263	2,498,553	5.1%	29.4%
Baozun Inc.(4)	1,235,730	649,349	1,885,079	3.9%	9.9%
Creative Big Limited(5)	3,589,740	—	3,589,740	7.4%	2.5%
Integrated Asset Management (Asia) Ltd.(6)	3,282,450	—	3,282,450	6.7%	2.3%
Marine Central Limited(7)	2,564,103	—	2,564,103	5.3%	1.8%
TIAA-CREF Investment Management, LLC, Teachers Advisors, LLC, College Retirement Equities Fund-Stock Account and Nuveen Asset Management, LLC(8)	3,709,380	—	3,709,380	7.6%	2.6%

Notes:

(i)	Less than 1% of our total outstanding shares.
††

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of March 31, 2023, by the sum of (1) 48,783,628, which is the total number of ordinary shares outstanding as of March 31, 2023; and (2) the number of ordinary shares that such person or group has the right to acquire within 60 days of March 31, 2023.

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

(1)	Represents (a) 2,282,815 Class B ordinary shares held by Bubinga Holdings Limited, a British Virgin Islands company wholly owned by Mr. Wing Hong Sammy Hsieh, and (b) 241,290 Class A ordinary shares held by Mr. Hsieh. The registered office address of Bubinga Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The address of Mr. Wing Hong Sammy Hsieh is 15/F, Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong S.A.R.

(2)	Represents (a) 2,102,263 Class B ordinary shares held by Igomax Inc., a British Virgin Islands company wholly owned by Mr. Jian Tang, (b) 27,905 Class A ordinary shares that are issuable upon exercise of options held in trust by Mr. Tang on behalf of certain consultants of OptAim, and (c) 396,290 Class A ordinary shares held by Igomax Inc..
(3)	Represents (a) 2,102,263 Class B ordinary shares held by Igomax Inc., a British Virgin Islands company wholly owned by Mr. Jian Tang, and (b) 396,290 Class A ordinary shares held by Igomax Inc..
(4)	Represents (a) 1,235,730 Class A ordinary shares in the form of 247,146 ADSs and (b) 649,349 Class B ordinary shares.
(5)	Represents 3,589,740 Class A ordinary shares held by Creative Big Limited. Creative Big Limited is a company incorporated in the British Virgin Islands. These ordinary shares were issued for acquisition of Optimal Power Limited. Mr. Kenny Sin Nang Chiu is the sole shareholder and the sole director of Creative Big Limited. The principal business office of Creative Big Limited is Flat 23B, Block 6, Hanley Villa, 22 Yau Lai Road, Yau Kom Tau, Tsuen Wan, Hong Kong S.A.R.
(6)	Represents 3,282,450 Class A ordinary shares directly held by Integrated Asset Management (Asia) Ltd., a company incorporated in the British Virgin Island. Mr. Yam Tak Cheung is the sole shareholder and the sole director of Integrated Asset Management (Asia) Ltd. The principal business office of Integrated Asset Management (Asia) Ltd. is 21/F, 88 Gloucester Road, Wan Chai, Hong Kong S.A.R.
(7)	Represents 2,564,103 Class A ordinary shares held by Marine Central Limited. Mr. Jianjun Huang is the majority shareholder and the sole director of Marine Central Limited, who possesses power to direct the voting and disposition of the shares beneficially owned by Marine Central Limited.
(8)	Represents aggregate 3,709,380 Class A ordinary shares held by TIAA-CREF Investment Management, LLC, Teachers Advisors, LLC, College Retirement Equities Fund-Stock Account and Nuveen Asset Management, LLC.

To our knowledge, as of March 31, 2023, 40,607,417, or 83.2% of our ordinary shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

There were no transactions nor balances with related parties as of and for the years ended December 31, 2020, 2021 and 2022.

Contractual Arrangements with our Variable Interest Entity and its Shareholder

See “Item 4. Information on the Company—C. Organizational Structure.”

Strategic Business Cooperation with Baozun Inc.

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

ITEM 8.FINANCIAL INFORMATION

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

We are an exempted limited liability company, used as a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries and VIE entities for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Dividend Distribution.”

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

ITEM 9.THE OFFER AND LISTING

A.	Offering and Listing Details

Not Applicable.

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ADSs, one ADS representing five Class A ordinary shares, have been listed on the Nasdaq Global Market since December 21, 2017.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.ADDITIONAL INFORMATION

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the NASDAQ may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Our ninth amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

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

Anti-Takeover Provisions. Some provisions of our ninth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue negotiable or bearer shares or shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

C.	Material Contracts

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

The following summary of the material Cayman Islands, Hong Kong, mainland China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, Hong Kong, mainland China and the United States.

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

Subject to certain exceptions for short-term positions, the dividends received by an individual with respect to the ordinary shares or ADSs will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the ordinary shares or ADSs will be treated as qualified dividends if:

●	the ordinary shares or ADSs are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and
●	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

The ADSs are listed on the NASDAQ Global Market, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2021 taxable year. As discussed further below under “Passive Foreign Investment Company Rules,” however, the recent decline in the market price of our ADSs has resulted in a significant risk that we were a PFIC for our prior taxable year (or, alternatively, that we may become a PFIC for the current or subsequent taxable years).

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

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation— People’s Republic of China Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. In that case, we may, however, be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “Treaty”). If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described above. Subject to generally applicable limitations and conditions, PRC dividend withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the U.S. Internal Revenue Service (“IRS”), and any PRC tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that is eligible for, and properly elects, the benefits of the Treaty, the PRC tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the PRC tax on dividends is uncertain, and we have not determined whether these requirements have been met. If the PRC dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the PRC tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular circumstances.

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

Capital gain or loss realized by a U.S. Holder on the sale or other disposition of the ADSs or ordinary shares generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. However, in the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, we may be eligible for the benefits of the Treaty, in which case such gain may be treated as PRC source gain under the Treaty. Under the new foreign tax credit requirements recently adopted by the IRS, any PRC tax imposed on the sale or other disposition of the ADSs or ordinary shares generally will not be treated as a creditable tax for U.S. foreign tax credit purposes except in the case of a U.S. Holder that is eligible for, and properly elects to claim, the benefits of the Treaty. If the PRC tax is not a creditable tax or claimed as a credit by the U.S. Holder pursuant to the Treaty, the tax would reduce the amount realized on the sale or other disposition of the shares even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the ADSs or ordinary shares and any PRC tax imposed on such sale or disposition.

Deposits and withdrawals of ordinary shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if either

●	75 percent or more of our gross income for the taxable year is passive income; or
●	the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50 percent.

For this purpose, cash generally is treated as a passive asset. Goodwill is treated as an active asset under the PFIC rules to the extent attributable to activities that produce active income. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is not entirely clear, we treat our consolidated variable interest entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with these entities.

The determination of whether we are a PFIC is made annually after the close of each taxable year. This determination is based on the facts and circumstances at that time, some of which may be beyond our control, such as the amount and composition of our income and the valuation and composition of our assets, including goodwill and other intangible assets, as implied by the market price of our ADSs and ordinary shares. In particular, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, the recent decline in the market price of our ADSs has resulted in a significant risk that we were a PFIC for our prior taxable year (or, alternatively, that we may become a PFIC for the current or subsequent taxable years). The market price of our ADSs and/or ordinary shares may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes, or if it were determined that we do not own the stock of the consolidated variable interest entities for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase.

In the event that we are classified as a PFIC in any year and a U.S. Holder does not make a mark-to-market election, as described below, the holder will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us and gain that the holder recognizes on the sale of our ordinary shares or ADSs. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period that the U.S. Holder holds its ordinary shares or ADSs. Additionally, dividends paid by us will not be eligible for the special reduced rate of taxes described above under “—Taxation of Dividends.” If we are classified as a PFIC for any taxable year in which a U.S. Holder owns our ordinary shares or ADSs, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns our ordinary shares or ADSs, even if we cease to meet the threshold requirements for PFIC status (unless the U.S. Holder makes a deemed sale election with respect to our ordinary shares or ADSs once we are no longer a PFIC). Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of his or her ordinary shares or ADSs at death. U.S. Holders are urged to consult their own tax advisors about the application of the PFIC rules to us.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares or ADSs and we have any direct, and in certain circumstances, indirect subsidiaries that are PFICs (each a “Subsidiary PFIC”), the U.S. Holder will be treated as owning its pro rata share of the stock of each Subsidiary PFIC for purposes of the application of these rules, and the U.S. Holder generally would be subject to similar rules with respect to distributions to us by, and dispositions by us of the stock of, any Subsidiary PFIC.

If we are a PFIC for any taxable year, in lieu of being subject to the general rules discussed above, a U.S. Holder may elect to mark its ordinary shares or ADSs to market, provided that the ordinary shares or ADS are considered “marketable.” The ordinary shares or ADS will be marketable if they are regularly traded on certain U.S. stock exchanges, including the NASDAQ Global Market, or on a non-U.S. stock exchange if (i) the exchange is regulated or supervised by a governmental authority in the country in which the exchange is located; (ii) the exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to, and perfect the mechanism of, a free and open, fair and orderly, market and to protect investors; (iii) the laws of the country in which the exchange is located and the rules of the exchange ensure that these requirements are actually enforced; and (iv) the rules of the exchange ensure active trading during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. It should be noted that only the ADSs, and not the ordinary shares, are listed on the NASDAQ Global Market, and the ordinary shares themselves are not listed on any stock exchange. Consequently, a mark-to-market election is not expected to be available for a U.S. Holder that holds ordinary shares that are not represented by ADSs.

If the U.S. Holder makes this mark-to-market election with respect to its ADSs, the holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of the ADSs at year-end over the holder’s basis in those ADSs. If, at the end of the U.S. Holder’s taxable year for a year in which we were a PFIC, the holder’s basis in the ADSs exceeds their fair market value, the holder will be entitled to deduct the excess as an ordinary loss, but only to the extent of the holder’s net mark-to-market gains from previous years. The holder’s adjusted tax basis in the ADSs will be adjusted to reflect any income or loss recognized under these rules. In addition, any gain the U.S. Holder recognizes upon the sale of the holder’s ADSs will be taxed as ordinary income in the year of sale, and any loss will be treated as an ordinary loss to the extent of the U.S. Holder’s net mark-to-market gains from previous years. Once made, the election cannot be revoked without the consent of the IRS unless the shares cease to be marketable.

A U.S. Holder will not, however, be able to make a mark-to-market election with respect to the stock of any Subsidiary PFIC. Therefore, the U.S. Holder would continue to be subject to the excess distribution rules with respect to any of our subsidiaries that are PFICs, any distributions received by us from a subsidiary that is a PFIC and any gain recognized by us upon a sale of equity interests in a subsidiary that is a PFIC, even if the U.S. Holder has made a mark-to-market election with respect to our ADSs. The interaction of the mark-to-market rules and the rules governing lower-tier PFICs is complex and uncertain.

In some cases, a shareholder of a PFIC may be subject to alternative treatment by making a valid qualified electing fund election, or QEF election. If a QEF election is made, such U.S. Holder generally will be required to include in income on a current basis its pro rata share of the PFIC’s ordinary income and net capital gains, regardless of whether or not such earnings and gains are actually distributed to such U.S. Holder. To make a QEF election, the PFIC must provide shareholders with certain information compiled according to U.S. federal income tax principles. We do not intend, however, to prepare or provide the information that would enable U.S. Holders to make QEF elections.

A U.S. Holder that owns an equity interest in a PFIC generally must annually file IRS Form 8621, and may be required to file other IRS forms. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. Holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which the U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax considerations discussed above and the availability and desirability of making a mark-to-market election.

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

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year over year percent change in the consumer price index for 2020, 2021 and 2022 were increases of 2.5%, 0.9% and 2.0%, respectively.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Foreign currency risk arises from future commercial transactions and recognized assets and liabilities. A significant portion of our revenue-generating transactions and expense-related transactions are denominated in Renminbi, which is the functional currency of our subsidiaries and VIE entities in China. Our commercial transactions outside China are primarily denominated in U.S. dollars and Hong Kong dollars, which are pegged to U.S. dollars. We do not hedge against currency risk.

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

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debts, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us. For U.S. dollars against Renminbi in term of average monthly exchange rate, there was appreciation of approximately 0.5%, depreciation of approximately 7.2% and appreciation of approximately 3.2% in 2020, 2021 and 2022, respectively.

Certain of our operating activities are transacted in HK dollars. We consider the foreign exchange risk in relation to transactions denominated in HK dollars with respect to U.S. dollars is not significant as HK dollar is pegged to U.S. dollar.

Interest Rate Risk

Our main interest rate exposure relates to bank borrowings. We also have interest-bearing assets, including cash and cash equivalents, short-term investments and restricted cash. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. 2.9% of the aggregate principal outstanding amount of our bank borrowings as of December 31, 2022 was at floating rates.

As of December 31, 2022, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, our net loss would have been US0.01 million higher/lower, respectively. These were mainly as a result of higher/lower interest expense for our bank borrowings at floating rates.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;
●	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;
●	an aggregate fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);
●	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);
●	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;
●	stock transfer or other taxes and other governmental charges;
●	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;
●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and
●	in connection with the conversion of foreign currency into U.S. dollars, JPMorgan Chase Bank, N.A. (“JPMorgan”) shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary. For the year ended December 31, 2022, we received US$0.1 million reimbursement, after deduction of applicable U.S. taxes, from the depositary.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

For the period from December 21, 2017, the date that the Form F-1 was declared effective by the SEC, to December 31, 2021, we had used the net proceeds from our initial public offering as follows:

●	approximately US$12 million of the net proceeds for research and development and expansion of our suite of solutions and service offerings; and
●	approximately US$16 million of the net proceeds for sales and marketing.

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

For the period from September 2, 2020, the date that we completed our follow-on offering, to December 31, 2022, we had used the net proceeds from our follow-on offering for working capital and other general corporate purpose and for investment, acquisition and business collaboration opportunities that complement or enhance our existing operations and are strategically beneficial to our long-term goals.

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

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2022. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2022, our internal control over financial reporting was not effective. We and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. These two material weaknesses identified relate to (1) the lack of sufficient accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements, and (2) the lack of an up-to-date manual of accounting policies and procedures to facilitate preparation of U.S. GAAP financial statements, which could result in adjustments to U.S. GAAP not identified in a timely and complete manner, causing material misstatements in the Company’s financial reporting. To remediate these two weaknesses, we have adopted the following measures to improve our internal control over financial reporting.

●	In 2021 and 2022, we hired additional personnel with managerial positions in our finance department with an appropriate understanding of and work experience involving U.S. GAAP and SEC reporting requirements. We will continue to put effort in hiring additional personnel with an appropriate understanding of and work experience involving U.S. GAAP and SEC reporting requirements to ensure there are sufficient resources in the financial reporting functions.
●	Besides, we established clear roles and responsibilities for financial reporting and accounting personnel to address complex accounting and financial reporting issues.
●	Furthermore, we sponsored our existing financial reporting and accounting personnel to complete external courses relating to U.S. GAAP and SEC reporting such that the financial reporting and accounting personnel can earn the necessary credentials to be qualified as certified public accountants in the U.S.

●	We are also establishing an ongoing program to provide sufficient and additional appropriate training to our financial reporting and accounting staff, especially trainings related to U.S. GAAP and SEC financial reporting requirements. For instance, we continue to require our existing financial reporting and accounting personnel to regularly attend U.S. GAAP and SEC reporting requirement training and workshops hosted by external organizations at least on an annual basis.
●	In addition, we have formalized the procedures and controls regarding the financial reporting process and developed and implemented a comprehensive set of U.S. GAAP policies and standardized financial reporting procedures, including a manual of accounting policies and financial reporting checklists, to allow early detection, prevention and resolution of potential misstatements. However, we are in the process of hiring additional financial reporting and accounting personnel to timely update the manual of accounting policies, and properly prepare and review financial statements and related footnote /disclosures based on U.S. GAAP and SEC reporting requirements.

We are fully committed to continue to implement measures to remediate our material weaknesses in our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

Pursuant to Regulation S-K Item 308(b), this annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than the above, there have not been any changes in our internal control over financial reporting in the year ended December 31, 2022, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.[Reserved]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Matthew Chu Pong Fong and Lub Bun Chong are our audit committee financial experts. Each of Matthew Chu Pong Fong and Lub Bun Chong satisfies the independent requirements of the Rule 5605(c)(2) of the Listing Rules of the NASDAQ Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act.

ITEM 16B.CODE OF ETHICS

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	2021	2022

	(US$ in thousands)
Audit fees (1)	1,570	1,155
Tax fees (2)	21	31
Audit related fees (3)	489	130
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Tax fees” include fees billed for tax compliance and tax consultations.
(3)	“Audit-related fees” represent the aggregate fees billed in each of the fiscal years listed for the assurance and related services rendered by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit fees.”

The policy of our audit committee is to pre-approve all audit and other service provided by PricewaterhouseCoopers as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs in 2022:

				(d) Approximately
			(c) Total Number	Dollar Value of ADSs
			of ADSs Purchased	that May Yet be
			as Part of Publicly	Purchased Under the
	(a)Total Number of	(b)Average Price Paid	Announced Plans	Plans or Programs
Period	ADSs Purchased	per ADS (US$)(1)	or Programs(4)	(in US$ million)(4)
January 2022	—	—	—	20.00
February 2022	29,295	27.83	29,295	19.18
March 2022	240,765	13.88	240,765	15.84
April 2022	171,687	10.57	171,687	14.03
May 2022	142,918	8.39	142,918	12.83
June 2022	—	—	—	12.83
July 2022	—	—	—	12.83
August 2022	—	—	—	12.83
September 2022	34,909	3.41	34,909	12.71
October 2022	3,610	2.37	3,610	12.70
November 2022	87,717	2.49	87,717	12.48
December 2022	20,980	2.73	20,980	12.43
Total	731,881	10.35	731,881	12.43
(1)	One ADS represent five Class A ordinary shares. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

(2)	On November 28, 2018, we announced a share repurchase program in which we may purchase our own ADSs with an aggregate value of up to US$10 million over the next 12-month period, ending November 27, 2019. On March 27, 2019, we entered into a trading plan with an authorized brokerage firm in the U.S. for the purpose of repurchasing our issued and outstanding ADSs in accordance with Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended, and has been established pursuant to, and as part of, the US$10 million share buyback program that was previously authorized by our board of directors on November 28, 2018.

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

(3)	On December 10, 2020, we further announced a share repurchase program in which we may purchase our own ADSs with an aggregate value of up to US$15 million from December 30, 2020 to December 31, 2021. On August 25, 2021, we announced the upsize of share repurchase program by US$10 million from US$15 million to US$25 million from December 30, 2020 to December 31, 2021. We expect to effect the proposed share repurchase on the open market at prevailing market prices, in negotiated transactions off the market, and/or in other legally permissible means from time to time as market conditions warrant in compliance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, at times and in such amounts as we deem appropriate. The share repurchase program does not obligate us to acquire any particular number of ADSs and may be suspended, terminated or extended at any time at our discretion without prior notice.
(4)	On December 22, 2021, we announced a share repurchase program in which we may purchase its own ADSs with an aggregate value of up to US$20 million from January 1, 2022 to December 31, 2022. We expect to effect the proposed share repurchase on the open market at prevailing market prices, in negotiated transactions off the market, and/or in other legally permissible means from time to time as market conditions warrant in compliance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, at times and in such amounts as the we deem appropriate. The share repurchase program does not obligate us to acquire any particular number of ADSs and may be suspended, terminated or extended at any time at our discretion without prior notice.
(5)	On December 28, 2022, we announced a share repurchase program in which we may purchase its own ADSs with an aggregate value of up to US$5 million from January 1, 2023 to December 31, 2023. We expect to effect the proposed share repurchase on the open market at prevailing market prices, in negotiated transactions off the market, and/or in other legally permissible means from time to time as market conditions warrant in compliance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, at times and in such amounts as the we deem appropriate. The share repurchase program does not obligate us to acquire any particular number of ADSs and may be suspended, terminated or extended at any time at our discretion without prior notice.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NASDAQ Global Market, we are subject to the NASDAQ corporate governance requirements. However, NASDAQ Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ corporate governance requirements. We follow our home country practices and rely on certain exemptions provided by the Nasdaq Stock Market Rules to a foreign private issuer, including exemptions from the requirements to have:

●	shareholder approval for certain events, including the establishment or amendment of certain equity based compensation plans and arrangements and certain transactions involving issuances of a 20% or more interest in our company;
●	majority of independent directors on our board of directors;
●	only independent directors being involved in the selection of director nominees and determination of executive officer compensation; and
●	regularly scheduled executive sessions of independent directors.

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

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

On June 1, 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the HFCA Act following the filing of our annual report for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was not able to inspect or investigate completely in 2021 according to the PCAOB’s December 16, 2021 determinations, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determinations and removed mainland China and Hong Kong form the list of jurisdictions where it is unable to completely inspect of investigate the registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report.

As of the date of this annual report, to our best knowledge, (i) no governmental entities in the Cayman Islands or in China own shares of the Company, (ii) the governmental entities in China do not have a controlling financial interest in the Company, (iii) none of the members of the board of directors of the Company or its operating entities, including the VIE entities, is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of the Company contains any charter of the Chinese Communist Party.

ITEM 16J.INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to “Item 18. Financial Statements.”.

ITEM 18.FINANCIAL STATEMENTS

See pages beginning on page F-1 in this annual report.

ITEM 19.EXHIBITS

Exhibit Number	Description of Document

1.1

Ninth Amended and Restated Memorandum and Articles of Association, as currently in effect (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F (file No. 001-38313) filed with the Securities and Exchange Commission on April 25, 2019)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

2.3

Form of Amendment No. 1 to Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit (a)(2) to the Post-effective Amendment No. 1 to Form F-6 Registration Statement (file No. 333-221860) filed with the Securities and Exchange Commission on October 31, 2022)

2.4

Post-effective Amendment No.1 to Form F-6 Registration Statement under the Securities Act of 1933 for Depositary Shares Evidenced by American Depositary Receipts (file No. 33-221860) filed with the Securities and Exchange Commission on October 31, 2022

4.1

English translation of Exclusive Business Cooperation Agreement between iClick Beijing, OptAim Network and Zhiyunzhong dated November 1, 2021 (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F (file No. 001-38313) filed with the Securities and Exchange Commission on May 2, 2022)

4.2

English translation of Third Amended and Restated Exclusive Call Option Agreement among iClick Beijing, OptAim Network and the shareholders of OptAim Network dated November 1, 2021 (incorporated by reference to Exhibit 4.2 of our annual report on Form 20-F (file No. 001-38313) filed with the Securities and Exchange Commission on May 2, 2022)

4.3

English translation of Third Amended and Restated Equity Pledge Agreement among iClick Beijing, OptAim Network and the shareholders of OptAim Network dated November 1, 2021 (incorporated by reference to Exhibit 4.3 of our annual report on Form 20-F (file No. 001-38313) filed with the Securities and Exchange Commission on May 2, 2022)

4.4

English translation of Irrevocable Power of Attorney granted by the Jian Tang dated November 1, 2021 (incorporated by reference to Exhibit 4.4 of our annual report on Form 20-F (file No. 001-38313) filed with the Securities and Exchange Commission on May 2, 2022)

4.5

English translation of Spousal Consent granted by Xinyu Fan dated November 1, 2021 (incorporated by reference to Exhibit 4.5 of our annual report on Form 20-F (file No. 001-38313) filed with the Securities and Exchange Commission on May 2, 2022)

4.6	2018 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form S-8 (file No. 333-225568) filed with the Securities and Exchange Commission on June 12, 2018)

4.7

Form of Indemnification Agreement with Executive Officers and Directors (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

4.8

Form of Employment Agreement and One Way Non-disclosure Agreement with Executive Officers (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

4.9

Post-IPO Share Incentive Plan, as amended and restated on February 26, 2021 (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form S-8 (file No. 333-253596) filed with the Securities and Exchange Commission on February 26, 2021)

4.11

Strategic Cooperation Framework Agreement, dated January 26, 2021, by and among the Registrant and Baozun Inc. (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F (file No. 001-38313) filed with the Securities and Exchange Commission on May 2, 2022)

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

Date: May 11, 2023

iCLICK INTERACTIVE ASIA GROUP LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of iClick Interactive Asia Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of iClick Interactive Asia Group Limited and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

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

Goodwill impairment assessment

As described in Notes 2(q) and 13 to the consolidated financial statements, the Company’s consolidated goodwill balance was US$nil as of December 31, 2022 which included the effects of the goodwill impairment charge of US$80.1 million taken during the fiscal year. Management conducts a goodwill impairment test at the reporting unit level annually in the fourth quarter, or more frequently when events or circumstances occur indicating that the recorded goodwill may be impaired. The Company compared the fair value of each reporting unit to its carrying value, with an impairment charge recorded for the amount by which the carrying amount exceeded the reporting unit’s fair value up to a maximum amount of the goodwill balance for the reporting unit. For evaluation of reporting units using a quantitative assessment, the Company determined the fair values of both the Marketing Solutions reporting unit and the Enterprise Solutions reporting unit based on an income approach. Under the income approach, the Company estimated the fair value of the reporting units based on the discounted cash flow method derived from the reporting units’ long-term forecasts which included a five-year future cash flow projection and an estimated terminal value. Estimating fair value of individual reporting units requires the exercise of significant management judgment related to revenue growth rates, gross margin, estimated terminal value using a terminal year long-term future growth rate, and a discount rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessments of the Marketing Solutions and Enterprise Solutions reporting units is a critical audit matter are (i) the significant judgements made by management when developing the fair value of the reporting units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the revenue growth rates, gross margin, estimated terminal value using a terminal year long-term future growth rate and a discount rate for the reporting units; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing management’s process for estimating the fair value of the reporting units; (ii) evaluating the appropriateness of the income approach (discounted cash flow method); (iii) testing the completeness, accuracy and relevance of the underlying data used in the model in estimating the fair values of the reporting units; and (iv) evaluating the reasonableness of the significant assumptions used by management in the cash flow projections related to the revenue growth rates, gross margin, the estimated terminal value using a terminal year long-term future growth rate and the discount rate for the reporting units by considering the current and past performance of the reporting units; the consistency with external market and industry data; and whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the Company’s discounted cash flow method, and (ii) the reasonableness of significant assumptions related to the estimated terminal value using a terminal year long-term future growth rate and the discount rate, for the estimation of fair values of the reporting units.

Impairment assessments of long-lived assets that are held and used

As described in Notes 2(r), 11, 12 and 14 to the consolidated financial statements, the Company’s consolidated long-lived assets balance was US$2.5 million as of December 31, 2022 and comprised property and equipment, net, intangible assets, net, and right-of-use assets of US$0.2 million, US$1.0 million and US$1.3 million, respectively. Long-lived assets which are held and used are reviewed for impairment when events or changes in circumstances indicate that the carrying value of an asset or asset group may no longer be recoverable. For an asset or asset group that is held and used, the asset or asset group represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets or asset groups. Factors considered by the Company in its impairment assessments of long-lived assets that are held and used include, but are not limited to, significant underperformance relative to historical or projected operating results; significant changes in the manner of use of the assets or asset groups or the strategy for the overall business; and significant negative industry or economic trends. When the carrying value of a long-lived asset or asset group that is held and used may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company estimates the future undiscounted cash flows expected to result from the use of the asset or asset group and its eventual disposition. If the sum of the expected future undiscounted cash flows from use and eventual disposition is less than the carrying amount of the asset or asset group, the Company recognizes an impairment loss. An impairment loss is reflected as the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group, based on the fair value if available, or discounted cash flows, if fair value is not available. The discounted cash flow model on which the fair value of the asset or asset group as part of the Company’s impairment tests is based includes significant assumptions relating to revenue growth rates, gross margin, and other controllable expenses. The Company performed an impairment test and recognized impairment charges of US$1.2 million, US$49.8 million and US$2.4 million on property and equipment, intangible assets and right-of-use assets, respectively, for the year ended December 31, 2022.

The principal considerations for our determination that performing procedures relating to impairment assessments of long-lived assets that are held and used for which management identified impairment indicators is a critical audit matter are (i) the significant judgment by management when developing the undiscounted future cash flows for the recoverability of the asset or asset group being tested for impairment; and (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant assumptions related to the revenue growth rates, gross margin and other controllable expenses.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing management’s process for determining the recoverable amount of the asset or asset group tested for impairment, (ii) evaluating the appropriateness of the undiscounted cash flow model, (iii) testing the completeness, accuracy and relevance of the underlying data used in the model in estimating the recoverable amount of the asset or asset group, and (iv) evaluating the reasonableness of the significant assumptions used by management in the cash flow projections related to revenue growth rates, gross margin and other controllable expenses by considering the current and past performance of the asset or asset group tested for impairment; management’s strategic plan; comparing market-related assumptions used in the model to external market and industry data; and whether these assumptions were consistent with evidence obtained in other areas of the audit.

/s/PricewaterhouseCoopers

Hong Kong

May 11, 2023

We have served as the Company’s auditor since 2016.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND 2022

(US$’000, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2021	2022
Assets
Current assets
Cash and cash equivalents	5	41,443	82,754
Time deposits	5	11,128	10
Restricted cash	6	36,146	22,543
Short-term investments	2(k)	7,771	7,011
Amount due from an equity investee	7(b)	276	312
Accounts receivable, net of allowance for credit losses of US$22,786 and US$37,215 as of December 31, 2021 and 2022, respectively	9	187,261	64,556
Rebates receivable		5,575	2,933
Prepaid media costs		36,709	16,494
Other current assets, net of allowance for credit losses of US$289 and US$nil as of December 31, 2021 and 2022, respectively	10	24,957	8,047
Total current assets		351,266	204,660

Non-current assets
Deferred tax assets	23(e)	1,185	720
Property and equipment, net	11	1,931	241
Investment in an equity investee	7(a)	354	279
Other long-term investments	8	12,114	5,970
Intangible assets, net	12	53,713	991
Goodwill	13	81,674	—
Right-of-use assets, net	14	3,834	1,292
Other assets, net of allowance for credit losses of US$nil and US$4,043 as of December 31, 2021 and 2022, respectively	10	1,663	7,629
Total non-current assets		156,468	17,122

Total assets		507,734	221,782

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2021 AND 2022

(US$’000, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2021	2022
Liabilities and equity
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entity (“VIE”) and its subsidiaries without recourse to the Company of US$2,262 and US$2,008 as of December 31, 2021 and 2022, respectively)		66,587	41,728
Deferred revenue (including deferred revenue of the consolidated VIE and its subsidiaries without recourse to the Company of US$88 and US$29 as of December 31, 2021 and 2022, respectively)	15	22,802	16,975
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$1,444 and US$861 as of December 31, 2021 and 2022, respectively)	16	29,735	30,539
Lease liabilities (including lease liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$295 and US$111 as of December 31, 2021 and 2022, respectively)	14	2,141	2,151
Bank borrowings (including bank borrowing of the consolidated VIE and its subsidiaries without recourse to the Company of US$1,889 and US$1,590 as of December 31, 2021 and 2022, respectively)	17	75,530	44,283
Income tax payable (including income tax payable of the consolidated VIE and its subsidiaries without recourse to the Company of US$575 and US$501 as of December 31, 2021 and 2022, respectively)		4,050	2,040
Total current liabilities		200,845	137,716

Non-current liabilities
Lease liabilities (including lease liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$89 and US$24 as of December 31, 2021 and 2022, respectively)	14	1,463	1,380
Deferred tax liabilities (including deferred liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$99 and US$64 as of December 31, 2021 and 2022, respectively)	23(e)	13,378	1,326
Accrued liabilities and other liabilities	16	459	2,071
Total non-current liabilities		15,300	4,777

Total liabilities		216,145	142,493

Commitments and contingencies	27

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2021 AND 2022

(US$’000, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2021	2022
Equity
Ordinary shares – Class A (80,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 42,865,515 and 43,736,801 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	19	43	44
Ordinary shares – Class B (20,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 5,034,427 and 5,034,427 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	19	5	5
Treasury shares (2,323,802 and 5,843,335 shares as of December 31, 2021 and 2022, respectively)	19	(20,908)	(28,457)
Additional paid-in capital		525,508	529,455
Statutory reserves		81	81
Accumulated other comprehensive income/(losses)		860	(4,086)
Accumulated deficit		(221,237)	(422,112)
Total iClick Interactive Asia Group Limited shareholders’ equity		284,352	74,930
Non-controlling interests		7,237	4,359
Total equity		291,589	79,289

Total liabilities and equity		507,734	221,782

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(US$’000, except share data and per share data, or otherwise noted)

		For the years ended December 31,
	Note	2020	2021	2022
Net revenues		254,745	307,702	169,080
Cost of revenues		(181,482)	(218,549)	(173,212)
Gross profit/(loss)		73,263	89,153	(4,132)
Operating expenses
Research and development expenses		(5,349)	(9,527)	(9,216)
Sales and marketing expenses		(38,028)	(52,872)	(44,613)
General and administrative expenses		(31,648)	(39,643)	(51,668)
Impairment of long-lived assets		—	—	(4,403)
Impairment of goodwill		—	—	(80,137)
Total operating expenses		(75,025)	(102,042)	(190,037)
Operating loss		(1,762)	(12,889)	(194,169)
Interest income		1,297	824	1,478
Interest expense		(2,650)	(4,089)	(2,057)
Other gains/(losses), net	22	5,852	2,203	(19,165)
Fair value losses on derivative liabilities	18	(11,466)	—	—
Fair value losses on convertible notes	18	(4,433)	—	—
Loss before share of loss from an equity investee and income tax expense		(13,162)	(13,951)	(213,913)
Share of loss from an equity investee	7(a)	(111)	(107)	(75)
Income tax (expense)/credit	23	(1,633)	(2,540)	11,182
Net loss		(14,906)	(16,598)	(202,806)
Net loss attributable to non-controlling interests		2,288	2,967	1,931
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders		(12,618)	(13,631)	(200,875)
Net loss		(14,906)	(16,598)	(202,806)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of US$nil tax		5,274	3,484	(5,060)
Comprehensive loss		(9,632)	(13,114)	(207,866)
Comprehensive loss attributable to non-controlling interests		2,015	2,823	2,045
Comprehensive loss attributable to iClick Interactive Asia Group Limited		(7,617)	(10,291)	(205,821)
Net loss per share attributable to iClick Interactive Asia Group Limited
- Basic	24	(0.32)	(0.28)	(3.98)
- Diluted	24	(0.32)	(0.28)	(3.98)
Weighted average number of ordinary shares used in per share calculation:
- Basic	24	39,368,436	48,187,235	50,420,225
- Diluted	24	39,368,436	48,187,235	50,420,225

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(US$’000, except share data and per share data, or otherwise noted)

	Ordinary shares		Treasury shares
									Total iClick
									Interactive
								Accumulated	Asia Group
	Number		Number		Additional			other	Limited	Non-
	of		of		paid-in	Accumulated	Statutory	comprehensive	shareholders’	controlling	Total
	shares	Amount	shares	Amount	capital	deficit	reserves	losses	equity	interests	equity
Balance as of December 31, 2019	28,690,635	29	1,744,873	(4,858)	305,344	(191,016)	81	(7,479)	102,101	12,455	114,556
Cumulative effect of adoption of new accounting standard (Note 2(j))	—	—	—	—	—	(3,972)	—	—	(3,972)	—	(3,972)
Reissuance of treasury shares upon exercise of employee share options and vesting of RSUs	546,340	1	(546,340)	194	1,110	—	—	—	1,305	—	1,305
Share-based compensation expense	—	—	—	—	6,249	—	—	—	6,249	—	6,249
Issuance of shares upon vesting of RSUs	171,932	—	—	—	—	—	—	—	—	—	—
Repurchase of ordinary shares	—	—	397,839	(5,677)	—	—	—	—	(5,677)	—	(5,677)
Issuance of ordinary shares but held as treasury shares	—	—	800,000	—	—	—	—	—	—	—	—
Capital injection in a subsidiary (Note 1(a)(iv))	—	—	—	—	1,716	—	—	—	1,716	(1,716)	—
Purchase of interests in subsidiaries from non- controlling interests (Notes 1(a)(iv), (v))	313,011	—	—	—	2,795	—	—	—	2,795	(9,798)	(7,003)
Issuance of ordinary shares upon share offerings (Note 1(c))	5,546,007	5	—	—	71,912	—	—	—	71,917	—	71,917
Issuance of ordinary shares pursuant to convertible notes conversion (Note 21(c))	6,776,204	7	—	—	68,888	—	—	—	68,895	—	68,895
Business combinations (Note 4(c)(d))	3,772,694	4	—	—	34,386	—	—	—	34,390	7,987	42,377
Contribution from non-controlling interests (Note 1(a)(iii))	—	—	—	—	—	—	—	—	—	73	73
Net loss for the year	—	—	—	—	—	(12,618)	—	—	(12,618)	(2,288)	(14,906)
Foreign currency translation	—	—	—	—	—	—	—	5,001	5,001	273	5,274
Balance as of December 31, 2020	45,816,823	46	2,396,372	(10,341)	492,400	(207,606)	81	(2,478)	272,102	6,986	279,088

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(US$’000, except share data and per share data, or otherwise noted)

	Ordinary shares		Treasury shares
									Total iClick
									Interactive
								Accumulated	Asia Group
	Number		Number		Additional			other	Limited	Non-
	of		of		paid-in	Accumulated	Statutory	comprehensive	shareholders’	controlling	Total
	shares	Amount	shares	Amount	capital	deficit	reserves	(losses)/income	equity	interests	equity
Balance as of December 31, 2020	45,816,823	46	2,396,372	(10,341)	492,400	(207,606)	81	(2,478)	272,102	6,986	279,088
Reissuance of treasury shares upon exercise of employee share options and vesting of RSUs	677,530	1	(677,530)	120	540	—	—	—	661	—	661
Share-based compensation expense	—	—	—	—	11,969	—	—	—	11,969	—	11,969
Issuance of shares upon vesting of RSUs	572,500	—	—	—	—	—	—	—	—	—	—
Repurchase of ordinary shares	—	—	604,960	(10,687)	—	—	—	—	(10,687)	—	(10,687)
Issuance of ordinary shares upon subscription from Baozun Inc. (Notes 1(d) and 21(d))	649,349	1	—	—	18,539	—	—	—	18,540	—	18,540
Issuance of ordinary shares upon settlement for contingent consideration payable (Note 4(b))	183,740	—	—	—	2,060	—	—	—	2,060	—	2,060
Business combination (Note 4(c))	—	—	—	—	—	—	—	—	—	3,072	3,072
Net loss for the year	—	—	—	—	—	(13,631)	—	—	(13,631)	(2,967)	(16,598)
Foreign currency translation	—	—	—	—	—	—	—	3,338	3,338	146	3,484
Balance as of December 31, 2021	47,899,942	48	2,323,802	(20,908)	525,508	(221,237)	81	860	284,352	7,237	291,589

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(US$’000, except share data and per share data, or otherwise noted)

	Ordinary shares		Treasury shares
									Total iClick
									Interactive
								Accumulated	Asia Group
	Number		Number		Additional			other	Limited	Non-
	of		of		paid-in	Accumulated	Statutory	comprehensive	shareholders’	controlling	Total
	shares	Amount	shares	Amount	capital	deficit	reserves	income/(losses)	equity	interests	equity
Balance as of December 31, 2021	47,899,942	48	2,323,802	(20,908)	525,508	(221,237)	81	860	284,352	7,237	291,589
Reissuance of treasury shares upon exercise of employee share options and vesting of RSUs	139,871	—	(139,871)	25	43	—	—	—	68	—	68
Share-based compensation expense	—	—	—	—	3,794	—	—	—	3,794	—	3,794
Issuance of shares upon vesting of RSUs	345,000	—	—	—	—	—	—	—	—	—	—
Repurchase of ordinary shares	—	—	3,659,404	(7,574)	—	—	—	—	(7,574)	—	(7,574)
Purchase of interest in a subsidiary from non-controlling interests (Note 1(a)(iv))	386,415	1	—	—	110	—	—	—	111	(833)	(722)
Net loss for the year	—	—	—	—	—	(200,875)	—	—	(200,875)	(1,931)	(202,806)
Foreign currency translation	—	—	—	—	—	—	—	(4,946)	(4,946)	(114)	(5,060)
Balance as of December 31, 2022	48,771,228	49	5,843,335	(28,457)	529,455	(422,112)	81	(4,086)	74,930	4,359	79,289

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(US$’000, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2020	2021	2022
Cash flows from operating activities
Net loss	(14,906)	(16,598)	(202,806)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation of property and equipment	381	648	842
Amortization of intangible assets	4,189	3,238	2,990
Amortization of right-of-use assets	1,930	2,785	2,650
Losses/(gains) on disposals of property and equipment	3	(16)	(40)
Allowance for credit losses on accounts receivable	6,587	12,424	18,542
Accounts receivable written off	(2,621)	(1,669)	(1,978)
Allowance for credit losses on loans and interest receivable	—	289	3,661
Other receivable written off	—	—	7,566
Share-based compensation expenses in relation to the to ordinary shares upon subscription from Baozun Inc.	—	1,530	—
Other share-based compensation expenses	6,249	11,969	3,794
Fair value losses on derivative liabilities	11,466	—	—
Fair value losses on convertible notes	4,433	—	—
Fair value (gains)/losses on short-term investments	(1,404)	316	2,368
Impairment of goodwill	—	—	80,137
Impairment of intangible assets	—	—	49,778
Impairment of long-term investments	—	4,038	10,805
Impairment of property and equipment	—	—	1,206
Impairment of right-of-use assets	—	—	2,365
Fair value changes on contingent consideration payables	—	(418)	8,396
Deferred tax	(1,151)	(905)	(11,557)
Share of losses from an equity investee	111	107	75
Changes in operating assets and liabilities, net
Accounts receivable	1,996	(58,615)	104,006
Prepayments and other assets	(1,426)	3,333	912
Rebates receivables	(4,987)	5,626	2,642
Prepaid media costs	(8,383)	(1,463)	17,515
Accounts payable	(23,345)	23,447	(24,859)
Accrued liabilities and other current liabilities	3,392	(1,504)	3,999
Deferred revenue	265	(5,323)	(6,935)
Income tax payable	(121)	(80)	(1,839)
Income tax recoverable	(55)	7	(319)
Lease liabilities	(2,173)	(2,781)	(2,776)
Amount due from an equity investee	(63)	(58)	(36)
Net cash (used in)/provided by operating activities	(19,633)	(19,673)	71,104

Cash flows from investing activities
Purchase of property and equipment	(556)	(1,386)	(506)
Purchase of intangible assets	(575)	(203)	—
(Purchase)/redemption of short-term investments	(22,267)	15,633	(99)
Investment in an equity investee	(412)	—	—
Purchase of other long-term investments	(7,129)	(4,108)	(6,500)
Prepayment for long-term investment costs	(1,901)	(394)	—
Redemption/(purchase) of time deposits	321	(11,039)	11,118
Disposal/(acquisition) of businesses, net of cash received	6,226	(10,007)	(7,742)
Purchase of interest in a subsidiary from non-controlling interests	—	—	(722)
Loan to third parties	(1,400)	(17,303)	—
Repayment of loan from third parties	—	6,400	434
Proceeds from disposals of property and equipment	—	17	40
Net cash used in investing activities	(27,693)	(22,390)	(3,977)

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(US$’000, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2020	2021	2022
Cash flows from financing activities
Proceeds from exercise of share options	1,305	661	68
Proceeds from bank borrowings	180,511	248,784	180,006
Repayments of bank borrowings	(165,131)	(231,025)	(209,789)
Proceeds from issuance of convertible notes, net of transaction expenses	19,184	—	—
Redemption of convertible notes	(15,196)	—	—
Contribution from non-controlling interests	73	—	—
Repurchase of ordinary shares	(5,677)	(10,687)	(7,574)
Net proceeds from issuance of ordinary shares upon share offerings	71,917	—	—
Net proceeds from issuance of ordinary shares upon subscription from Baozun Inc.	—	17,010	—
Purchase of interests in subsidiaries from non-controlling interests	(7,003)	—	—
Net cash provided by/(used in) financing activities	79,983	24,743	(37,289)

Net increase/(decrease) in cash and cash equivalents and restricted cash	32,657	(17,320)	29,838
Cash and cash equivalents and restricted cash at the beginning of year	60,706	94,377	77,589
Effect on exchange rate changes on cash and cash equivalents and restricted cash	1,014	532	(2,130)
Cash and cash equivalents and restricted cash at the end of year	94,377	77,589	105,297
Reconciliation of cash and cash equivalents and restricted cash within the consolidated balance sheets to the amounts shown in the consolidated statements of cash flows above:
Cash and cash equivalents	52,232	41,443	82,754
Restricted cash, current	42,145	36,146	22,543
	94,377	77,589	105,297

Supplemental disclosure of cash flow information:
Interests paid	(2,545)	(3,922)	(2,114)
Cash paid for income taxes	(2,960)	(3,677)	(1,949)

Supplemental schedule of non-cash investing and financing activities:
Fair value losses on convertible notes	4,433	—	—
Fair value losses on derivative liabilities	11,466	—	—
Issuance of ordinary shares upon conversion of convertible notes	68,895	—	—
Issuance of ordinary shares upon acquisition of subsidiaries	42,377	—	—
Issuance of convertible notes upon exercise of call option	11,466	—	—
Issuance of ordinary shares upon acquisition of interest in a subsidiary from non-controlling interests	—	—	1,577
Issuance of ordinary shares upon settlement for contingent consideration payable	—	2,060	—
Transfer of prepayments for long-term investments to other long-term investments	—	7,023	—

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities
(a)	Organization and nature of operation

iClick Interactive Asia Group Limited (the “Company”) and its subsidiaries are collectively referred to as the Group. The Company was incorporated under the law of Cayman Islands as a limited company on February 3, 2010. The Group is principally engaged in (i) the provision of online advertising services (“Marketing Solutions”) and (ii) the provision of software and data analytical tool licenses, customer relationship management solutions, and digitalized operational solutions (“Enterprise Solutions”). The Group’s principal operations and geographic market are in Greater China and have offices in Hong Kong and The People’s Republic of China (“the PRC”). There are also sales teams in Singapore and the United Kingdom.

The accompanying consolidated financial statements include the financial statements of the Company, its principal subsidiaries and consolidated VIE and the VIE’s subsidiaries (defined in Note 1(b)) as follows:

		Effective interest held
		through equity
		ownership/ contractual	Date of	Place of
		arrangements	incorporation/	incorporation/
Name	Relationship	(Note (i))	establishment	establishment	Principal activities
Tetris Media Limited	Subsidiary	100%	July 2007	Hong Kong	Investment holding
iClick Interactive Asia Limited	Subsidiary	100%	December 2008	Hong Kong	Online advertising, SaaS products and services
China Search (Asia) Limited	Subsidiary	100%	September 2010	Hong Kong	Online advertising
iClick Interactive (Singapore) Pte. Ltd.	Subsidiary	100%	January 2011	Singapore	Online advertising
iClick Data Technology (Beijing) Limited (“Beijing WFOE”)	Subsidiary	100%	January 2011	The PRC	Online advertising, SaaS products and services
Search Asia Technology (Shenzhen) Co., Ltd.	Subsidiary	100%	January 2011	The PRC	Online advertising
Performance Media Group Limited	Subsidiary	100%	January 2013	Hong Kong	Online advertising
CMRS Digital Solutions Limited	Subsidiary	100%	April 2008	Hong Kong	Online advertising, SaaS products and services
Beyond Digital Solutions Limited	Subsidiary	100%	April 2010	Hong Kong	Online advertising, SaaS products and services
CruiSo Digital Solutions Limited	Subsidiary	100%	May 2011	Hong Kong	Online advertising, SaaS products and services
Tetris Information Technology (Shanghai) Co., Ltd.	Subsidiary	100%	April 2008	The PRC	Online advertising, SaaS products and services
OptAim (Beijing) Information Technology Co., Ltd. (“OptAim WFOE”)	Subsidiary	100%	November 2014	The PRC	Online advertising, SaaS products and services

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities (Continued)
(a)	Organization and nature of operation (Continued)

The accompanying consolidated financial statements include the financial statements of the Company, its principal subsidiaries and consolidated VIE and the VIE’s subsidiaries (defined in Note 1(b)) as follows: (Continued)

		Effective interest held
		through
		equity ownership/
		contractual	Date of	Place of
		arrangements	incorporation/	incorporation/
Name	Relationship	(Note (i))	establishment	establishment	Principal activities
Anhui Zhiyunzhong Information Technology Co., Ltd. (“OptAim Anhui”)	Subsidiary	100%	November 2017	The PRC	Online advertising, SaaS products and services
Tetris (Shanghai) Data Technology Co., Ltd.	Subsidiary	100%	October 2020	The PRC	Online advertising, SaaS products and services
Zhiyunzhong (Shanghai) Technology Co., Ltd. (“Shanghai OptAim”)	Subsidiary	100%	September 2014	The PRC	Online advertising
Beijing OptAim Network Technology Co., Ltd. (“Beijing OptAim”)	VIE	100%	September 2012	The PRC	Online advertising
Shanghai Myhayo Technology Co., Ltd. (“Myhayo”) (Notes (ii), (iii))	VIE’s subsidiary	36.8%	May 2017	The PRC	Mobile content aggregator and online advertising
Anhui Myhayo Technology Co., Ltd. (“Anhui Myhayo”) (Notes (ii), (iii))	VIE’s subsidiary	36.8%	September 2018	The PRC	Mobile content aggregator and online advertising
Changyi (Shanghai) Information Technology Ltd. (“Changyi”) (Note (iv))	Subsidiary	100%	January 2014	The PRC	SaaS products and services
Xi’an Changzhan Information Technology Ltd. (“Xian Changyi”)	Subsidiary	100%	August 2019	The PRC	SaaS products and services
Optimal Power Limited (“Optimal”) (Note (v))	Subsidiary	100%	September 2019	BVI	Investment holding

Note:

(i)	Save for the impacts from the transactions detailed in Notes (iii), (iv) and (v) below, there was no change in the Company’s effective interest held through equity ownership/ contractual arrangements over the principal subsidiaries and consolidated VIE and the VIE’s subsidiaries during the years ended December 31, 2020, 2021 and 2022.
(ii)	Although the Company owns less than 50% ownership in these entities, these entities are consolidated as the Company obtains control with its controlling voting right at the level of both shareholders and board of directors pursuant to agreements with other investors of these entities.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities (Continued)
(a)	Organization and nature of operation (Continued)

Note: (Continued)

(iii)	The Company acquired 40% equity interest of Anhui Myhayo and Shanghai Myhayo in November 2018. In August 2019 and August 2020, there were contribution from non-controlling interests of US$2,905 to Anhui Myhayo and US$73 to Shanghai Myhayo, respectively, whereby the Company’s (i) equity interest in Anhui Myhayo was diluted to 36.8% in August 2019 and (ii) equity interest in Shanghai Myhayo was diluted to 36.8% in August 2020. These transactions did not result in a loss of the Company’s control over Anhui Myhayo and Shanghai Myhayo and were accounted for as transactions with non-controlling interests, resulting in an increase in equity by US$2,905 and US$73 for the years ended December 31, 2019 and 2020, respectively.
(iv)	The Company acquired 34.38% equity interest of Changyi, which held 100% equity interest of Suzhou Changyi, Xian Changyi, Shanghai Changyu and Anhui Aizhishu, in January 2019. During the years ended December 31, 2019, 2020 and 2022, the Company has further completed the following transactions in relation to Changyi.
-	In May 2019, the Company injected a total cash of RMB15 million (equivalent to US$2,217) to Changyi as paid-up capital, upon which the Company’s equity interest in Changyi increased to 41.46%.
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

-

In August 2022, the Company acquired the remaining 40.16% equity interest of Changyi from non-controlling interests using cash consideration of US$722 and 1,545,663 class A ordinary shares of the Company with a fair market value of US$1,577, resulting in a transfer of non-controlling interests of US$833 to additional paid-in capital for the year ended December 31, 2022. Upon completion of this transaction, the Company owns 100% equity interests in Changyi.

These transactions did not change the Company’s control over Changyi and were not accounted for as transactions with non-controlling interests.

(v)	The Company acquired 80% equity interest of Optimal in May 2020 (Note 4(a)). In December 2020, the Company acquired the remaining 20% equity interest of Optimal from the non-controlling interest at a cash consideration of US$7,003, whereby the Company’s equity interests in Optimal increased to 100%. This was accounted for as a transaction with non-controlling interests with an increase in additional paid-in capital of US$1,137 and a reduction in non-controlling interests of US$8,140 for the year ended December 31, 2020.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities (Continued)
(b)	Consolidated VIE and VIE’s subsidiaries

When the Company acquired OptAim WFOE in July 2015, OptAim WFOE is considered as a foreign invested enterprise and any foreign ownership in advertising business was subject to certain restrictions under the PRC laws and regulations at that time. To comply with the then-effective PRC laws and regulations, certain of the Group’s operations are conducted through Beijing OptAim and its subsidiaries (together, “OptAim VIE”). OptAim WFOE, a wholly-owned subsidiary of the Company, or a wholly foreign owned enterprise (“WFOE”) of the Company, entered into a series of contractual agreements among Beijing OptAim and Beijing OptAim’s legal shareholders.

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

OptAim VIE

The Company’s relationships with Beijing OptAim and its shareholders are governed by the following contractual arrangements:

●	Cooperative Agreement

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

●	Purchase Option Agreement

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities (Continued)
(b)	Consolidated VIE and VIE’s subsidiaries (Continued)
●	Power of Attorney

Pursuant to the irrevocable power of attorney executed by the shareholders of Beijing OptAim, Beijing OptAim appointed OptAim WFOE/Beijing WFOE as its attorney-in-fact to exercise all shareholders’ rights in Beijing OptAim, including, without limitation, the power to vote on all matters of Beijing.

OptAim requiring shareholder approval under PRC laws and regulations and the articles of association of Beijing OptAim. The power of attorney will remain in force until OptAim WFOE/Beijing WFOE provides prior written notice to Beijing OptAim.

●	Pledge Agreement

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

Through the aforementioned contractual agreements, OptAim VIE is considered VIE in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) because the Company, through OptAim WFOE/Beijing WFOE, has the ability to:

●	exercise effective control over OptAim VIE whereby having the power to direct OptAim VIE’s activities that most significantly drive the economic results of OptAim VIE;
●	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from OptAim VIE as if it was their sole shareholder; and
●	have an exclusive option to purchase all of the equity interests in OptAim VIE.

As of December 31, 2021 and 2022, the total assets of OptAim VIE (excluding amounts due from subsidiaries of the Group) were US$10,506 and US$7,110, respectively, mainly comprising cash and cash equivalents, accounts receivable, prepaid media costs, property and equipment, intangible assets, right-of-use assets, other long-term investment and other assets. As of December 31, 2021 and 2022, the total liabilities of OptAim VIE (excluding amounts due to subsidiaries of the Group) were US$6,741 and US$5,188 respectively, mainly comprising accounts payable, deferred revenue, lease liabilities, bank borrowings, income tax payable, accrued liabilities and other current liabilities, and deferred tax liabilities.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities (Continued)
(b)	Consolidated VIE and VIE’s subsidiaries (Continued)

In accordance with the aforementioned agreements, the Company has the power to direct activities of OptAim VIE, and can have assets transferred out of OptAim VIE. Therefore the Company considers that there is no asset in OptAim VIE that can be used only to settle obligations of OptAim VIE, except for registered capital and PRC statutory reserves of OptAim VIE amounting to US$2,081 and US$2,081, respectively, as of December 31, 2021 and 2022. As Beijing OptAim and its subsidiaries were incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of OptAim VIE. Currently there is no contractual arrangement that could require the Company to provide additional financial support to OptAim VIE.

As the Company is conducting its PRC online advertising services business through OptAim VIE, the Company will, if needed, provide such support on a discretion basis in the future, which could expose the Company to a loss.

There is no VIE where the Company has variable interest but is not the primary beneficiary.

In the opinion of the Company’s management, the contractual arrangements among its subsidiary, the VIE and the nominee shareholder are in compliance with current PRC laws and are legally binding and enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. In addition, the nominee shareholder of the VIE is Mr Jian Tang, the chairman of our board of directors and our chief executive officer, who controls around 30% of the Company in terms of voting power. Therefore, the enforceability of the contractual agreements between the Company’s subsidiary, the VIE and its nominee shareholder depends on whether the shareholder will fulfil these contractual agreements. As a result, the Company may be unable to consolidate the VIE and VIE’s subsidiaries in the consolidated financial statements.

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

The Company completed a follow-on offering of 8,500,001 American Depositary Shares (“ADSs”) (equivalent to 4,250,001 Class A ordinary shares) at a public offering price of US$8.50 per ADS on September 8, 2020. Each ADS represents 0.5 common share. Of the ADSs sold in the follow-on offering, 6,877,214 ADSs (equivalent to 3,438,607 Class A ordinary shares) were newly issued and sold by the Company and 1,622,787ADSs (equivalent to 811,394 Class A ordinary shares) were sold by an existing shareholder. The net proceeds received by the Company, after deducting offering expenses of US$5,070, amounted to US$53,386.

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

Effective from November 14, 2022, the Company changed the ratio of the ADS representing its Class A ordinary shares from one ADS representing one-half of one Class A ordinary share to one ADS representing five Class A ordinary shares.

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

The Group believes that revenue recognition in determining whether the Company is the principal or an agent to the arrangements with merchants, impairment assessment of goodwill and long-lived assets, fair value determination related to the accounting for business combinations, impairment assessment of investments in equity securities without readily determinable fair value, determination of share-based compensation and valuation of convertible notes reflect more significant judgments and estimates used in the preparation of its consolidated financial statements.

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

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange existing at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing at the transaction date. Transaction gains and losses are recognized in “other gains/(losses), net”. Assets and liabilities denominated in foreign currencies are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the consolidated statements of changes in shareholders’ equity and comprehensive loss.

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

(i)	Fair value measurement on a recurring basis

Observable inputs are based on market data obtained from independent sources. The Company uses a combination of valuation methodologies, including market and income approaches based on the Company’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing of the investees, future cash flow forecasts, liquidity factors and multiples of a selection of comparable companies. The Company’s contingent consideration (Note 4 (b)), derivative liabilities and convertible notes (Note 18), and debt investments (Note 2(k)) are measured using unobservable inputs that require a high level of judgment to determine fair value, and thus classified as Level 3 (Note 3(c)).

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(e)	Fair value of financial instruments (Continued)

The Company values its investments in wealth management products issued by banks classified as short-term investments in the consolidated balance sheets (Note 2(k)) using quoted subscription or redemption prices published by the banks and financial institution. Accordingly, the Company classifies the valuation techniques that use these inputs as Level 2.

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

(ii)	Fair value measurement on a non-recurring basis

The Group measures an equity investment accounted for using the equity method at fair value on a non-recurring basis only if an impairment charge were to be recognized. For the years ended December 31, 2020, 2021 and 2022, no impairments were recorded on the investment in an equity investee which would require fair value measurement on a non-recurring basis.

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

Restricted cash represented bank deposits in accounts that are restricted as to withdrawal or usage. For restriction which is expected to be released within one year of the balance sheet date, the respective restricted cash balance is classified as current. As of December 31, 2021 and 2022, the Group’s restricted cash mainly represents balance held in restricted bank accounts as required by certain loan agreements and escrow amount deposited for a business acquisition.

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

In 2016, the FASB issued ASC 326, which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU No. 2019-05, ASU 2019-10, ASU 2019-11, ASU 2020-02 and ASU 2020-03 to provide additional guidance on the credit losses standard. The Group adopted ASC 326 and several associated ASUs on January 1, 2020 using a modified retrospective approach, resulting in a net adjustment of US$3,972 to the opening balance of accumulated losses with a corresponding credit loss provision over accounts receivable being recognized in the consolidated balance sheet as of January 1, 2020. As of December 31, 2021 and 2022, the credit loss provision for accounts receivable and loans and interest receivable being recognized in the consolidated balance sheets amounted to US$23,075 and US$41,258, respectively.

The Group’s cash and cash equivalents, time deposits, restricted cash, accounts receivable, amount due from an equity investee, rebates receivable, other current assets and other assets are within the scope of ASC 326. The Group has identified the relevant risk characteristics of its customers and the related receivables and other current assets which include size, type of the services the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools for collective evaluation. Receivables that do not share similar risk characteristics are evaluated on an individual basis. Receivables evaluated individually are not included in the collective evaluation. For each pool for collective evaluation, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances.

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(j)	Current expected credit losses upon adoption of ASC 326 (Continued)

The following table presents the movement in the allowance for credit losses for the years ended December 31, 2021 and 2022.

	Accounts receivable		Loans and interest receivable
	(Note)
	For the years ended		For the years ended
	December 31,		December 31,
	2021	2022	2021	2022
Balance at the beginning of year	11,749	22,786	—	289
Provision for the year	12,424	18,542	289	3,661
Accounts receivable written off	(1,669)	(1,978)	—	—
Exchange differences	282	(2,135)	—	93
Balance at the end of year	22,786	37,215	289	4,043

Note:

Accounts receivable relating to debtors with known financial difficulties or significant doubt on collection of receivables are assessed individually for specific provision for impairment allowance. As of December 31, 2021 and 2022, the balance of specific provision for credit losses in respect of these individually assessed receivables was US$13,243 and US$20,233, respectively.

Allowance for credit losses over accounts receivable are also estimated by grouping the remaining receivables based on shared credit risk characteristics and collectively assessed for the risk of default, taking into account the nature of the debtor, its geographical location and its ageing category, and applying the expected credit loss rates to the respective gross carrying amounts of accounts receivable. The expected credit loss rates are determined based on historical credit losses and are adjusted to reflect current and forward-looking information such as macroeconomic factors affecting the ability of the debtors to settle the receivables. In 2022, the increase in allowance for credit losses over accounts receivable assessed on a collective basis is mainly related to debtors, particularly those in Mainland China, which were adversely affected by the worsened macroeconomy due to the outbreak of COVID throughout the year 2022 whereby the historical loss rates over receivables from these debtors increased.

(k)	Investments

	As of December 31,
	2021	2022
Short-term investments under current assets
Fund investments (Note (i))	3,647	3,665
Listed equity securities (Note (ii))	—	1,609
Wealth management products (Note (iii))	1,574	1,737
Available-for-sale debt investments (Note (iv))	2,550	—
	7,771	7,011

Other long-term investments under non-current assets
Available-for-sale debt investments (Note (iv))	—	3,000
Equity investments (Note 2(m))	12,114	2,970
	12,114	5,970

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(k)	Investments (Continued)
(i)	Fund investments

Fund investments over which the Group does not have the ability to exercise significant influence, are required to be measured at fair value under ASC 321 “Investments—Equity Securities” (“ASC 321”). The Group has adopted the practical expedient in ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of these investments which were without readily determinable fair value. Fund investments included in the consolidated balance sheet as short-term investments as of December 31, 2021 and 2022 amounted to US$3,647 and US$3,665 respectively and the change in fair value recorded in consolidated statement of comprehensive loss. Fair value change of US$187, US$452 and US$17 were recognized under “other gains/(losses), net” for the years ended December 31, 2020, 2021 and 2022 respectively.

(ii)	Listed equity securities

Investments in listed equity securities are reported at fair value in the consolidated balance sheets and the unrealized gains and losses are recorded in the consolidated statements of comprehensive loss under ASU 2016-01. Listed equity securities recorded in the consolidated balance sheet as short-term investments as of December 31, 2021 and 2022 amounted to US$nil and US$1,609, respectively, and the change in fair value recorded in the consolidated statement of comprehensive loss under “other gains/(losses), net” for the years ended December 31, 2020, 2021 and 2022 amounted to US$1,157, US$127 and US$100, respectively.

(iii)	Wealth management products

Wealth management products are issued by banks in the PRC which are redeemable by the Group at any time. They are unsecured with variable interest rates and primarily invested in debt securities issued by the PRC government, corporate debt securities and central bank bills. The Group measures these investments at fair value using the quoted subscription or redemption prices published by the bank. Wealth management products recorded in the consolidated balance sheet as short-term investments as of December 31, 2021 and 2022 amounted to US$1,574 and US$1,737 respectively and the change in fair values recorded in the consolidated statement of comprehensive loss under “other gains/(losses), net” amounted to US$52, US$9 and US$65 for the years ended December 31, 2020, 2021 and 2022, respectively.

(iv)	Available-for-sale debt investments

Available-for-sale debt investments of the Group include investments in convertible notes issued by two private companies as accounted for under the fair value option, for which the total fair values as of December 31, 2021 and 2022 were US$2,550 and US$3,000, respectively. Interest income and all other changes in the carrying amount of this debt investment are recognized in earnings. The Company recorded fair value losses on debt investments of US$2,550 (2021: US$nil) for the year ended December 31, 2022.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(l)	Investment in an equity investee

Investment in an equity investee represents the Group’s investment in a privately held company. The Group applies the equity method to account for an equity investment in common stock or in-substance common stock, according to Accounting Standards Codification (“ASC”) 323 “Investment — Equity Method and Joint Ventures,” over which it has significant influence but does not own a majority equity interest or otherwise control.

Under the equity method, the Group initially records the investments at cost and the difference between the cost of the equity investee and the fair value of the underlying net assets of the equity investee is recognized as equity method goodwill and intangible assets acquired, which is included in the equity method investments on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize its (i) proportionate share of each equity investee’s post-acquisition net income or loss into earnings, (ii) share of post-acquisition movements in accumulated other comprehensive income into other comprehensive income, and (iii) cash distributions from investees, after the date of investment. When the Group’s share of loss in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further loss, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee.

The Group evaluates its equity method investment for impairment under ASC 323-10. An impairment loss on the equity method investment is recognized in the consolidated statement of comprehensive loss when the decline in value is determined to be other-than-temporary. No impairment loss has been recorded during the years ended December 31, 2020, 2021 and 2022.

(m)	Other long-term equity investments

The Group’s other long-term equity investments as of December 31, 2021 and 2022 consist of equity securities without readily determinable fair value.

In accordance with ASC 321 “Investments—Equity Securities”, the Group is required to measure its equity investments at fair value and any changes in fair value are recognized in earnings. For equity investments without readily determinable fair value and does not qualify for the existing practical expedient in ASC 820 to estimate fair value using the net asset value per share (or its equivalent) of the investments, the Group has elected to use the measurement alternative to measure its equity investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Significant judgments are required to determine (i) whether observable price changes are orderly transactions and identical or similar to an investment held by the Company; and (ii) the selection of appropriate valuation methodologies and underlying assumptions, including expected volatility and the probability of exit events as it relates to liquidation and redemption features used to measure the price adjustments for the difference in rights and obligations between instruments.

Management makes a qualitative assessment as to whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, management estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in net loss equal to the difference between the carrying value and fair value. Management applied judgment in (i) determining whether the investment is impaired, (ii) estimating the impairment amount if an impairment exists, and (iii) determining valuation methods and key valuation assumptions and data used in estimating the impairment amounts. These judgments consider various factors and events including a) adverse performance of investees; b) adverse industry developments affecting investees; and c) adverse regulatory, social, economic or other developments affecting investees. These judgements include the selection of valuation methods in estimating fair value and the determination of key valuation assumptions used, comprising selection of comparable companies and multiples, and discount for lack of marketability. The Company recognized impairment losses of US$4,038 and US$10,805 for the years ended December 31, 2021 and 2022 respectively. There was no impairment loss recognized for the year ended December 31, 2020.

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

The Group accounts for acquisitions of entities that include inputs and processes and have the ability to create outputs as business combinations. The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations” (“ASC 805”). The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations as of the acquisition date. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive loss as gain on bargain purchase. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive loss.

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

In accordance with the guidance from ASU No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment, for the purpose of the goodwill impairment test, the Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If an initial qualitative assessment identifies that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, an additional quantitative evaluation is performed. Alternatively, the Group may elect to proceed directly to the quantitative goodwill impairment test. As part of the quantitative goodwill impairment test, the Group compares the fair value of each reporting unit to its carrying value, with an impairment charge recorded for the amount by which the carrying amount exceeds the reporting unit’s fair value up to a maximum amount of the goodwill balance for the reporting unit.

For evaluation of reporting units using a quantitative assessment, the Group determines the fair values of the Marketing Solutions reporting unit and the Enterprise Solutions reporting unit as of December 31, 2021 based on a market approach and an income approach, respectively. During the year ended December 31, 2022, due to the Company’s plan to strategically downsize the Marketing Solutions reporting unit, the Company considered the identification of companies comparable to the downsized Marketing Solutions reporting unit under a market approach using the guideline public company method to be not practical whereby the use of an income approach to estimate the fair value of Marketing Solutions reporting unit as of December 31, 2022 is considered to be more appropriate. Therefore, the Group determines the fair values of both the Marketing Solutions reporting unit and the Enterprise Solutions reporting unit as of December 31, 2022 based on an income approach.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(q)	Impairment of goodwill (Continued)

Under the market approach, the Group estimates the fair value of the Marketing Solutions reporting unit based on market multiples of current year revenue for the reporting unit. Under the income approach, the Group estimates the fair value of the reporting units based on discounted cash flow method derived from the reporting unit’s long-term forecasts which included a five-year future cash flow projection and an estimated terminal value. The cash flow projection is based on management’s most recent view of the long-term outlook for the reporting units in order to come up with revenue growth rates, gross margin, the estimated terminal value using a terminal year long-term future growth rate, discount rates, and other assumptions deemed reasonable by management.

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and estimating the fair value of each reporting unit. Estimating fair value of individual reporting units requires the exercise of significant management judgment, including judgment in an income approach about appropriate revenue growth rates, gross margin, an estimated terminal value using a terminal year long-term future growth rate and a discount rate for the reporting units. Changes in these estimates and assumptions could materially affect the estimation of fair value for each reporting unit.

As of December 31, 2021, based on the assessment performed by management, the fair values of Marketing Solutions reporting unit and Enterprise Solutions reporting unit exceeded their carrying values by around 41% and 113%, respectively. Therefore, no impairment for goodwill was recognized for the year ended December 31, 2021.

As of December 31, 2022, the Group determined that there were sufficient indicators to trigger a quantitative goodwill impairment analysis. The indicators included, among others: (1) the underperformance against plan of the Group’s reporting units due to the negative impact of the COVID-19 outbreak to the macroeconomy of the PRC, (2) a revision of the Group’s forecasted future earnings due to intensified industry competition, and (3) a decline in the Company’s market capitalization in 2022. The Group’s annual quantitative goodwill impairment analysis as of December 31, 2022 indicated that both Marketing Solutions and Enterprise Solutions reporting units were fully impaired. Accordingly, the Group recognized an impairment charge of US$53,024 and US$27,113 for the Marketing Solutions reporting unit and the Enterprise Solutions reporting unit, respectively, for the year ended December 31, 2022.

(r)	Impairment of long-lived assets

Long-lived assets of the Group including property and equipment, intangible assets (other than goodwill) and right-of-use-assets which are held and used are reviewed for impairment when events or changes in the circumstances indicate that the carrying value of an asset or asset group may no longer be recoverable. For an asset or asset group that is held and used, the asset or asset group represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets or asset groups. Factors considered by the Group in its impairment assessments of long-lived assets that are held and used include, but are not limited to, significant underperformance relative to historical or projected operating results; significant changes in the manner of use of the acquired assets or asset groups or the strategy for the overall business; and significant negative industry or economic trends. When the carrying value of a long-lived asset or asset group that is held and use may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Group estimates the future undiscounted cash flows expected to result from the use of the asset or asset group and its eventual disposition. If the sum of the expected future undiscounted cash flows and eventual disposition is less than the carrying amount of the asset or asset group, the Group recognizes an impairment loss. An impairment loss is reflected as the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group, based on the fair value if available, or discounted cash flows, if fair value is not available. The discounted cash flow model on which the fair value of the asset or asset group as part of the Group’s impairment tests is based includes significant assumptions relating to revenue growth rates, gross margin, and other controllable expenses.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(r)	Impairment of long-lived assets (Continued)

The Group has identified certain long-lived asset groups which are held and used that are subject to indicators (which are similar to the indicators for goodwill impairment as explained in Note 2(r)) to trigger quantitative impairment assessments. Based on the Group’s impairment assessments on those long-lived asset groups as of December 31, 2022, the Group recorded impairment of long-lived assets of US$53,349 during the year ended December 31, 2022, out of which US$49,778, US$1,206 and US$2,365 were related to intangible assets (other than goodwill), property and equipment, and right-of-use assets, respectively. Out of the total impairment charges of US$53,349, US$48,946 and US$4,403 were recorded in cost of revenues and operating expenses, respectively.

No impairments related to long-lived assets were recorded during the years ended December 31, 2020 and 2021.

(s)	Lease accounting

The Company determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Company recognizes right-of-use assets (“ROU assets”) and lease liabilities based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. The Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located.

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

ASC 815, “Accounting for Derivative Instruments and Hedging Activities” (“ASC 815”) requires every derivative financial instrument (including certain derivative financial instruments embedded in other contracts) to be recorded on the balance sheet at fair value as either an asset or a liability. ASC 815 also requires that changes in the fair value of recorded derivatives be recognized currently in earnings unless specific hedge accounting criteria are met. The Group’s derivative financial instrument included the call option written to the investor to purchase the convertible notes issued in July 2020 classifies as “derivative liabilities” (the “Call Option”). For the year ended December 31, 2020, the Group recognized fair value losses of US$11,466 on the derivative liabilities. The Call Option was exercised by the investor on July 30, 2020. There was no derivative financial instrument as of December 31, 2021 and 2022.

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

Convertible notes are classified as current liabilities if they are convertible or redeemable on demand or if their due date is or will be within one year from the balance sheet date. There were no convertible notes as of December 31, 2021 and 2022.

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

(x)	Revenue recognition and cost of revenues

The following table presents our revenue recognized from contracts with customers disaggregated by the four types of pricing models:

	For the years ended December 31,
	2020	2021	2022
Recognized over time
- Sales agent	5,834	4,195	2,549
- Cost-plus	26,738	26,062	8,909
- SaaS products and services	28,545	57,756	62,207
	61,117	88,013	73,665

Recognized at point in time
- Specified actions	193,280	212,353	94,498
- SaaS products and services	348	7,336	917
	193,628	219,689	95,415
Total	254,745	307,702	169,080

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(x)	Revenue recognition and cost of revenues (Continued)

The Group’s Marketing Solutions service offerings are the provisions of online advertising services. The Group utilizes a combination of pricing models and revenue is recognized when the related services are delivered based on the specific terms of the contract, which are commonly based on (i) agreed incentive to be earned for being a sales agent of a publisher, (ii) cost-plus or (iii) specified actions (e.g. cost per impression (“CPM”) and cost per click (“CPC”)) and related campaign budgets, depending on the customers’ preferences and their campaigns launched. The Group also offers the Enterprise Solutions via the offering of SaaS products and services.

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

The Group follows the guidance provided in ASC 606, Revenue from Contracts with Customers, for determining whether the Group is the principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. In these instances, the Group determines whether it has promised to provide the specified service itself (as principal) or to arrange for the specified service to be provided by another party (as an agent). This determination depends on the facts and circumstances of each arrangement and, in some instances, involves significant judgment. The Group recognizes revenue from sales agent and cost-plus arrangement amounting to US$32,572, US$30,257, and US$11,458 for the years ended December 31, 2020, 2021 and 2022, respectively, on a net basis as the Group is not primarily responsible for the fulfillment considering the Company only acts as an intermediary in executing transactions between the publishers and the customers, does not have control of the promised service as the Company only places orders based on specification set out by the customers, and does not have full discretion in establishing prices and therefore is the agent in the arrangement with customers. All other revenue of US$222,173, US$277,445 and US$157,622 for the years ended December 31, 2020, 2021 and 2022, respectively, are reported on a gross basis, as the Group has determined it is the principal in the arrangement.

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

Throughout the various services delivered to clients under the cost-plus arrangements, the Group earns rebates from publishers and grant rebates to marketing clients. The rebates that the Group grants to marketing clients under cost-plus arrangement are recorded as reduction of revenue, based on the spending amount the marketing clients would actually incur to earn the corresponding level of rebates. The rebates that the Group receives from publishers under the cost-plus arrangements are recorded as revenue. These rebates are recognized when a particular milestone is achieved (i.e. applying the relevant rebates based on the level of spending threshold actually achieved) and spending has actually occurred.

Specified actions

The Group also generates revenue from performing specified actions (e.g a CPM and CPC basis). Revenue is recognized on a CPM or CPC basis as impressions or clicks are delivered while revenue is recognized once agreed actions are performed. For the specified actions advertisement campaigns, the Group is the principal as it has the obligation to deliver successful actions requested by marketing clients. Also, the Group will only be paid if successful actions can be delivered and is exposed to risk of loss. In terms of pricing, the Group has complete latitude in establishing the selling prices of each of the CPM and CPC pricing model. The Group’s margin may vary as the costs incurred to deliver successful actions may vary and is therefore exposed to risk of loss whereby validating its degree of responsibility to its customers. Although the inventory risk under specified actions arrangement is considered to be low, the Group concludes that it is the principal in such arrangement as it is the principal ultimately responsible for delivering successful actions and in charge of establishing the price per action. Accordingly, the Group reports revenue earned and costs incurred related to these transactions on a gross basis.

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

The Group also grants rebates to marketing clients under the specified actions arrangement. Same as the treatment under cost-plus arrangement, the rebates that the Group grants to marketing clients under cost-plus arrangement are recorded as reduction of revenue and are recorded based on the amount the marketing clients would actually incur to earn the corresponding level of rebates. The rebates that the Group receives from publishers under the specified actions arrangement are recorded as a reduction of cost of revenues. These rebates are recognized when a particular milestone is achieved (i.e. applying the relevant rebates based on the level of spending threshold actually achieved) and spending has actually occurred.

Cost of revenues consists of the costs to purchase space for the online advertising operations, amortization expenses related to the Group’s computer software and systems, salaries and benefits of relevant operations and support personnel and depreciation of relevant property and equipment and impairment on relevant intangible assets. The Group becomes obligated to make payments related to website publishers in the period the marketing impressions and click-through occur. Such expenses are classified as cost of revenues in the consolidated statements of comprehensive loss as incurred. Cost of revenues also includes rebates received from website publishers which are recorded as a reduction of cost of revenues when the Group is acting as a principal in a transaction.

SaaS products and services

Under this arrangement, the Group offers SaaS products and services through provision of software and data analytical tool licenses, customer relationship management (“CRM”) solutions and digitalized operational solutions services. Revenues under this arrangement primarily consist of fees for (i) licensing to provide customers with access to one or more of the existing cloud applications for e-commerce, marketing and customer management, (ii) the development of new cloud applications customized for individual customer, (iii) licenses for on-premises software, and (iv) various combinations of software and data analytical tool licenses, CRM solutions, and digitalized operational solutions services provided by the Group. Contracts with customers under this arrangement are generally with a term of 1 to 24 months.

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

SaaS products and services (Continued)

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

Deferred revenue represents contract liabilities which related to unsatisfied performance obligations at the end of the period. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Revenue recognized during the years ended December 31, 2021 and 2022, respectively, relating to deferred revenue as of January 1, 2021 and 2022 was US$18,795 and US$13,108, respectively. For the amount remained as deferred revenue as of January 1, 2021 and 2022, respectively, but not recognized as revenue during the years ended December 31, 2021 and 2022, respectively, there is still a contractual obligation for the Group to provide service whereby the Group is not obliged to make any refund of the amount received from customers. Such amount will be recognized as revenue when all of the revenue recognition criteria are met.

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

The Group incurred development costs in connection with an internal-use enterprise resource planning (“ERP”) software to further enhance management to monitor the business. While internal and external costs incurred during the preliminary project stage are expensed as incurred, costs relating to activities during the application development stages have been capitalized. For the years ended December 31, 2020, 2021 and 2022, the Group has capitalized development costs related to ERP software of US$156, US$111 and US$nil, respectively, as intangible assets. In addition, the Group incurred other research and development costs in relation to other internal use software used to support its operations. Any development costs qualified for capitalization were immaterial for the periods presented. For the years ended December 31, 2020, 2021 and 2022, the Group has not capitalized any other costs related to internal use software other than the ERP software.

(aa)	Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) advertising and marketing expenses, and (ii) salary and welfare for sales and marketing personnel. Advertising expenses are recorded as sales and marketing expenses when incurred, and totaled US$8,658, US$10,458 and US$6,769 for the years ended December 31, 2020, 2021 and 2022, respectively.

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(ae)	Income taxes (Continued)

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its statements of comprehensive loss. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2020, 2021 and 2022. As of December 31, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions.

(af)	Share-based compensation

The Company grants stock-based awards, including share options, restricted share units and warrants of the Company, to eligible employees, officers, directors, and non-employee consultants. The Company accounts for share-based awards granted to employees in accordance with ASC 718, “Compensation - Stock Compensation” and share-based awards granted to non-employees in accordance with ASC subtopic, 505-50 (“ASC 505-50”), “Equity-Based Payments to Non-Employees”. ASC 505. On January 1, 2019, the Group adopted ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvement to Nonemployee Share-based Payment Accounting to amend the accounting for share-based payment awards issued to non-employees. Under ASU 2018-07, the accounting for awards to non-employees are similar to the model for employee awards.

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(af)	Share-based compensation (Continued)

Option, RSUs and warrants granted to non-employees

Pursuant to ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”), stock-based awards granted to consultants and non-employees are accounted for in the same manner as awards granted to employees as described above.

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

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2020, 2021 and 2022, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

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

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The CODM is comprised of certain members of the Company’s management team.

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

(an)	Recently issued accounting pronouncements

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

In March 2022, the FASB issued ASU No. 2022-02, Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures, which eliminates the accounting guidance for troubled debt restructurings by creditors in Subtopic 310-40, Receivables—Troubled Debt Restructurings by Creditors, while enhancing disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty and requires that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost. For entities that have adopted ASU 2016-13, the amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption of the amendments is permitted if ASU 2016-13 has already been adopted. The Group did not early adopt and is currently evaluating the impact of adopting this ASU on its consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(an)	Recently issued accounting pronouncements (Continued)

In June 2022, the FASB issued ASU No. 2022-03, Fair Value Measurement (Topic 820)—Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value and an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments in this update are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption of the amendments is permitted. The Group did not early adopt and is currently evaluating the impact of adopting this ASU on its consolidated financial statements.

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

If the Company and its consolidated VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business licenses of such entities;
●	discontinuing or restricting the conduct of any transactions between the Company’s PRC subsidiaries and OptAim VIE;
●	imposing fines, confiscating the income of OptAim VIE or the Company’s PRC subsidiaries, or imposing other requirements with which the Company or its PRC subsidiaries and OptAim VIE may not be able to comply;
●	requiring the Company to restructure its ownership structure or operations, including terminating the contractual arrangements with OptAim VIE and deregistering the equity pledges of OptAim VIE, which in turn would affect its ability to consolidate, derive economic interests from, or exert effective control over OptAim VIE; or
●	restricting or prohibiting its use of the proceeds of any offering to finance its business and operations in the PRC.

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

On January 19, 2015, the Ministry of Commerce (“MOFCOM”), released for public comment a proposed PRC law, the Draft Foreign Investment Law, that appeared to include VIEs within the scope of entities that could be considered to be foreign investment enterprises (“FIEs”), that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. The National People’s Congress approved the Foreign Investment Law on March 15, 2019, effective on January 1, 2020. The Foreign Investment Law removes all references to the terms of “de facto control” or “contractual control” as defined in the draft published in 2015. However, the Foreign Investment Law has a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. In the event that the State Council in the future promulgates laws and regulations that deem investments made by foreign investors through contractual arrangements as “foreign investment” the Group’s ability to use the contractual arrangements with its VIE and the Group’s ability to conduct business through the VIE could be severely limited.

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

	As of December 31,
	2021	2022
Assets
Cash and cash equivalents	2,681	1,497
Accounts receivable, net	3,586	2,625
Prepaid media costs	1,151	99
Amounts due from subsidiaries of the Group	5,879	8,374
Other current assets	1,266	1,142
Property and equipment, net	65	—
Intangible assets	140	—
Right-of-use assets	384	—
Short-term investment	—	1,737
Other long-term investment	1,233	—
Other non-current assets	—	10
Total assets	16,385	15,484

Liabilities
Accounts payable	2,262	2,008
Deferred revenue	88	29
Lease liabilities	384	135
Bank borrowings	1,889	1,590
Income tax payable	575	501
Amounts due to subsidiaries of the Group	2,120	1,060
Accrued liabilities and other current liabilities	1,444	861
Deferred tax liabilities	99	64
Total liabilities	8,861	6,248

	For the years ended December 31,
	2020	2021	2022
Net revenues
From subsidiaries of the Group (Note)	4,761	1,028	601
From third parties	17,341	22,837	21,462
	22,102	23,865	22,063
Net loss (Note)	(1,755)	(900)	(1,367)

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)
(a)	PRC regulations (Continued)

	For the years ended December 31,
	2020	2021	2022
Net cash provided by/(used in) operating activities
From subsidiaries of the Group	2,141	772	153
From third parties	(2,110)	(2,453)	(1,127)
	31	(1,681)	(974)

Net cash used in investing activities	(29)	(14)	—

Net cash provided by/(used in) financing activities
Receipts of advances Group companies	—	1,588	124
Repayments for advances from Group companies	—	(554)	—
Other financing activities	457	1,161	(214)
	457	2,195	(90)

Note:

Services from VIE and VIE’s subsidiaries to other group companies

The VIE and VIE’s subsidiaries provide online advertising service to other group companies. For the years ended December 31, 2020, 2021 and 2022, the intercompany online advertising service revenues recognized by VIE and VIE’s subsidiaries were US$4,761, US$911 and US$291, respectively. These transactions are eliminated at the consolidation level.

The VIE and VIE’s subsidiaries also provide other marketing services to other group companies. For the years ended December 31, 2020, 2021 and 2022, the intercompany other marketing service revenues recognized by VIE and VIE’s subsidiaries were US$nil, US$117 and US$310, respectively. These transactions are eliminated at the consolidation level.

Services from other group companies to VIE and VIE’s subsidiaries

WFOE as primary beneficiary and other subsidiaries of the Group provide online advertising service and SaaS services to VIE and VIE’s subsidiaries. For the years ended December 31, 2020, 2021 and 2022, the intercompany online advertising and SaaS service revenues from VIE and VIE’s subsidiaries recognized by WFOE as primary beneficiary and other subsidiaries of the Group were US$996, US$49 and US$285, respectively. These transactions are eliminated at the consolidation level.

As of December 31, 2021 and 2022, there were no balances for management fees charged to VIE and VIE’s subsidiaries.

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)
(b)	Foreign exchange risk (Continued)

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
(i)	Financial assets and liabilities measured at fair value on a recurring basis

The following table sets forth, by level within the fair value hierarchy (Note 2(e)), financial assets and liabilities measured at fair value as of December 31, 2021 and 2022. As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement.

	Fair value measurements using
	Quoted
	prices
	in active	Significant
	market for	other	Significant
	identical	observable	unobservable
	assets	inputs	inputs	Total fair
	(Level 1)	(Level 2)	(Level 3)	value
As of December 31, 2021
Short-term investments - wealth management products	—	1,574	—	1,574
Short-term investments - Available-for-sale debt investment	—	—	2,550	2,550
Other long-term equity investments	—	—	12,114	12,114
Contingent consideration payable	—	—	(4,507)	(4,507)
	—	1,574	10,157	11,731

As of December 31, 2022
Short-term investment - wealth management	—	1,737	—	1,737
Short-term investments - listed equity securities	1,609	—	—	1,609
Other long-term investment - Available-for-sale debt investment	—	—	3,000	3,000
Other long-term equity investments	—	—	2,970	2,970
	1,609	1,737	5,970	9,316

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)
(c)	Fair value measurement (Continued)
(i)	Financial assets and liabilities measured at fair value on a recurring basis (Continued)

The following table presents the changes in Level 3 financial liabilities for the years ended December 31, 2021 and 2022.

	Contingent consideration
	payable
	For the years ended
	December 31,
	2021	2022
Balance at the beginning of year	7,755	4,507
Fair value changes	418	—
Settlement of contingent consideration	(3,666)	—
Transfer to accrued liabilities	—	(4,507)
Balance at the end of year	4,507	—

The following table presents the changes in Level 3 financial assets for the years ended December 31, 2021 and 2022.

	Available-for-sale debt investments
	For the years ended December 31,
	2021	2022
Balance at the beginning of year	—	2,550
Acquisition	2,550	3,000
Fair value changes	—	(2,550)
Balance at the end of year	2,550	3,000

(ii)	Fair value measurement on a non-recurring basis

Equity securities without readily determinable fair value accounted for using the measurement alternative are recorded at fair value only if an impairment or observable price adjustment is recognized in the current period. These non-recurring fair value measurements use significant unobservable inputs (Level 3). The Group uses market approach based on the Group’s best estimate to determine the fair value of these investments. An observable price change is usually resulting from new rounds of financing of the investees. The Group determines whether the securities offered in new rounds of financing are similar to the equity securities held by the Group by comparing the rights and obligations of the securities. When the securities offered in new rounds of financing are determined to be similar to the securities held by the Group, the Group adjusts the observable price of the similar security to determine the amount that should be recorded as an adjustment in the carrying value of the security to reflect the current fair value of the security held by the Group. There were no fair value changes related to such equity securities due to the observable price change of the investment without readily determinable fair value in the consolidated balance sheets for the years ended December 31, 2021 and 2022.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)
(c)	Fair value measurement (Continued)
(ii)	Fair value measurement on a non-recurring basis (Continued)

The Group assesses the existence of indicators for other-than-temporary impairment of the investments by considering factors as detailed in Note 2(m). The Group recognized US$nil, US$4,038 and US$10,805 impairment charges to investments in equity securities without readily determinable fair value classified as other long-term investments for the years ended December 31, 2020, 2021 and 2022, respectively. In determining the fair value of one (2021: three) investment in equity securities over which the Group identified impairment indicators, market multiple method was used, with significant input including (i) a discount for lack of marketability of 20% (2021: 20)%, and (ii) price-to-sales multiples of comparable companies of 7.6 (2021: ranging from 2.4 to 6.5).

The following table presents the changes in financial assets measured using Level 3 input on a non-recurring basis for the years ended December 31, 2021 and 2022.

	Other long-term equity investments
	For the years ended December 31,
	2021	2022
Balance at the beginning of year	8,651	12,114
Investments made/transferred from prepayments	7,417	3,500
Transfer to short-term investments - listed equity securities (Note)	—	(1,510)
Impairment on investments	(4,038)	(10,805)
Exchange differences	84	(329)
Balance at the end of year	12,114	2,970

Note:

The fair value hierarchy of an equity investment was transferred from level 3 to level 1 due to the public listing of the investee during the year ended December 31, 2022.

(d)	Concentration risk
(i)	Concentration of revenues

For the years ended December 31, 2020, 2021 and 2022, no individual customer accounted for more than 10% of the net revenues.

(ii)	Concentration of accounts receivable

The Group conducts credit evaluations on its customers and generally does not require collateral or other security from such customers. The Group generally grants up to 180 days of credit term to customers and periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

As of December 31, 2021 and 2022, no individual customer accounted for more than 10% of the consolidated accounts receivable. The top 10 accounts receivable accounted for 37% and 59% of the consolidated accounts receivable as of December 31, 2021 and 2022, respectively.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)
(d)	Concentration risk (Continued)
(iii)	Credit risk

As of December 31, 2021 and 2022, substantially all of the Group’s cash and cash equivalents, time deposits and restricted cash were placed with financial institutions in Hong Kong and the PRC. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. The balances in the PRC are not insured since it is not a market practice in the PRC. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors’ rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Group believes that it is not exposed to unusual risks as these financial institutions are PRC banks with high credit quality. The Group had not experienced any losses on its cash and cash equivalents, time deposits and restricted cash during the years ended December 31, 2020, 2021 and 2022 and believes that its credit risk to be minimal.

4	Acquisitions
(a)	Acquisition of Optimal

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

The acquisition was determined to be an asset acquisition as Optimal did not contain outputs or a substantive process as of the date of acquisition, therefore it does not constitute a business under ASC 805.

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Acquisition (Continued)
(a)	Acquisition of Optimal (Continued)

In December 2020, the Company has acquired the remaining 20% equity interest of Optimal (Note 1(a)(v)).

(b)	Acquisition of CMRS Group Holding Limited

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

The total purchase consideration for CMRS Group amounted to US$14,449. This comprised cash consideration of HK$33,594 (equivalent to approximately US$4,335), 182,950 Class A ordinary shares of the Company with a fair value of US$2,440 and contingent consideration payable at a fair value of US$7,674.

The acquisition was recorded as a business combination. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Fair value of consideration transferred:

Cash (Note (i))	4,335
Class A ordinary shares of the Company	2,440
Contingent consideration (Note (ii))	7,674
14,449

Recognized amounts of identifiable assets acquired and liabilities assumed:

Cash	3,651
Restricted cash (Note (iii))	532
Accounts receivable	4,149
Intangible assets (Note (v))	2,194
Other assets	1,792
Deferred tax liabilities	(362)
Other liabilities	(6,216)
Total identifiable net assets acquired	5,740
Goodwill (Notes (iv), 13)	8,709

Note:

(i)	Out of the total cash consideration of US$4,335, US$959 was settled during the year ended December 31, 2020 and the remaining balance of US$3,376 was settled during the year ended December 31, 2021. There is no adjustment to the cash consideration amounts.
(ii)	Contingent consideration are contingently payable upon the satisfaction of certain financial performance targets of the Company and market conditions, which are to be settled partially by cash and partially by ordinary shares of the Company. The number of ordinary shares to be issued and allotted to sellers is determined using the 10-day moving average closing price of the ADS of the Company.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Acquisition (Continued)
(b)	Acquisition of CMRS Group Holding Limited (Continued)

Contingent consideration is measured at fair value at the acquisition date using projected milestone dates, probabilities of success and projected financial results of the CMRS Group discounted at its fair value as of the acquisition date.

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

During the year ended December 31, 2021, the Company has partially settled contingent consideration payable with (i) total cash of US$2,024 and (ii) 183,740 Class A ordinary shares of the Company with a fair value of US$2,060 on the grant date of such consideration shares. The change in fair value recorded in consolidated statement of comprehensive loss under “other gains/(losses), net” for the years ended December 31, 2020 and 2021 amounted to a loss of US$81 and a gain of US$418, respectively.

During the year ended December 31, 2022, the Company has agreed with the sellers of CMRS Group on the settlement of the outstanding contingent consideration payable with a total cash of HK$100 million (equivalent to US$12,903), out of which US$ 7,742 has been settled during the year ended December 31, 2022, while the remaining unsettled amounts of US$3,458 and US$1,703, which are interest bearing at 5% per annum, are payable in the year 2023 and 2024, respectively. The fair value loss pertained to the contingent payable prior to the settlement agreement with the sellers of CMRS Group was recorded in consolidated statement of comprehensive loss under “other gains/(losses), net” for the year ended December 31, 2022 amounted to US$8,396.

(iii)	The restricted cash includes an escrow amount of US$506 deposited with a bank which has been repaid to the sellers in 2021.
(iv)	The excess of purchase price over tangible assets, identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. Goodwill associated with the acquisition of CMRS Group was attributable to the expected synergy with the existing Enterprise Solutions and Marketing Solutions operations. The acquired goodwill is not deductible for tax purposes. Acquisition-related costs were immaterial and were included in general and administrative expenses for the year ended December 31, 2020.
(v)	In determining the fair value of the intangible assets, an income approach was used. In this approach, significant estimates consist of discount rate of 22.3% and a growth rate on revenue ranging from 3.0% to 6.2% over a period of 4 years. The estimated amounts recognized on the acquired identifiable intangible assets and their estimated useful lives are shown in the following table:

	Estimated	Gross carrying
Intangible asset	useful life	amount
Brand name	4 years	1,162
Customer relationship	4 years	1,032
		2,194

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Acquisitions (Continued)
(b)	Acquisition of CMRS Group Holding Limited (Continued)

Unaudited pro forma net revenues and net loss of the Company for the years ended December 31, 2020 as if the acquisition of CMRS Group had occurred on January 1, 2020 were as follows.

For the year ended December 31,
2020
Net revenues	270,326
Net loss	(13,346)

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

(c)	Acquisition of Sky Gem International Limited

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

The total purchase consideration amounted to US$3,200 which is wholly settled in cash. The acquisition was accounted for as a business combination. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Fair value of consideration transferred:

Cash	3,200

Recognized amounts of identifiable assets acquired and liabilities assumed:

Other assets	2,000
Other liabilities	(17)
Non-controlling interests	(3,072)
Total identifiable net assets acquired, net of non-controlling interests	(1,089)
Goodwill (Note 13)	4,289

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Acquisition (Continued)
(c)	Acquisition of Sky Gem International Limited (Continued)

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

(d)	Acquisition of a customer relationship management (“CRM”) platform

In July 2021, the Group completed an acquisition of a PRC-based CRM platform namely Parllay which provides WeChat-based CRM, e-commerce and marketing SaaS solutions to facilitate the growth of the Company’s Enterprise Solutions segment. iClick anticipates utilizing Parllay’s rich expertise in SaaS technology and the assembled workforce to further enhance iClick’s product and services and accelerate revenue of its Enterprise Solutions segment.

The total purchase consideration for all the assets amounted to US$1,825, which is wholly settled in cash. The acquisition was accounted for as a business combination as it contains outputs and a substantive process that together significantly contribute to the ability to create outputs as of the date of acquisition. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Acquisitions (Continued)
(d)	Acquisition of a customer relationship management (“CRM”) platform (Continued)

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

Cash and cash equivalents represent cash on hand, cash held at banks, and short-term deposits placed with banks or other financial institutions, which have original maturities of three months or less.

As of December 31, 2022, the Group had time deposits of US$10 (2021: US$11,128) with an average original maturity of 5 months (2021: 3 months) which are denominated in US$(2021: same).

Cash and cash equivalents and time deposits as of December 31, 2021 and 2022 primarily consist of the following currencies:

	As of December 31,
	2021		2022
	Amount in	US$	Amount in	US$
	thousand	equivalent	thousand	equivalent
RMB	111,651	17,576	378,033	54,632
HK$	63,787	8,231	77,960	10,059
US$	26,077	26,077	17,323	17,323
European dollars	297	336	106	111
Singapore dollars	217	159	471	345
New Taiwan dollars	3,118	113	3,066	99
Japanese Yen	3,163	29	11,764	91
Others	67	50	133	104
		52,571		82,764

6	Restricted cash

As of December 31, 2021 and 2022, all the restricted cash represented bank balances held in restricted bank accounts pursuant to certain bank borrowings (Note 17).

Restricted cash carried fixed interest at a weighted average rate of 2.34% (2021: 0.33%) per annum, out of which US$9,213 (2021: US$26,111), and US$13,330 (2021: US$10,035) are denominated in US$ and RMB, respectively.

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

(a)	Investment in an equity investee

Movements on the Group’s investment in V-Click during the years ended December 31, 2021 and 2022 were as follows:

	For the years ended
	December 31,
	2021	2022
Balance at the beginning of year	460	354
Share of losses	(107)	(75)
Exchange differences	1	—
Balance at the end of year	354	279

The Group recognized its share of the equity investee’s loss of US$107  and US$75 for the years ended December 31, 2021 and 2022, respectively. There was no indicator of impairment noted for this equity-method investment as of December 31, 2021 and 2022.

(b)	Amount due from an equity investee

As of December 31, 2021 and 2022, the amount was due from V-Click in relation to cash advances of US$276 and US$312, respectively, which was unsecured, interest-free and repayable on demand.

8	Other long-term investments

	As of December 31,
	2021	2022
Available-for-sale debt investment (Note 2(k))	—	3,000
Investments in equity securities without readily determinable fair values	16,152	13,775
Total other long-term investments, gross	16,152	16,775
Less: Impairment of investments in equity securities without readily determinable fair values	(4,038)	(10,805)
	12,114	5,970

The Group’s other long-term investments consist of (i) available-for-sale debt investments (see Note 2(k)), and (ii) securities without readily determinable fair value and over which the Group has neither significant influence nor control through investments in common stock or in-substance common stock.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

8	Other long-term investments (Continued)

Movement of investments in equity securities without readily determinable fair values for the years ended December 31, 2021 and 2022 is as follows:

	For the years ended
	December 31,
	2021	2022
Balance at the beginning of year	11,575	12,114
Investments made/transferred from prepayments	4,502	3,500
Transfer to short-term investments	—	(1,510)
Impairment	(4,038)	(10,805)
Exchange differences	75	(329)
Balance at the end of year	12,114	2,970

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

The Group, with the assistance of an independent valuer, assessed the fair value of certain investments as of the balance sheet date, using significant unobservable input including price-to-sales multiples of comparable companies and a discount for lack of marketability (the “DLOM”). The Group concluded that impairment was warranted for certain investments as of December 31, 2021 and 2022 and recognized impairment charges for investments without readily determinable fair value of US$nil, US$4,038 and US$10,805 for the years ended December 31, 2020, 2021 and 2022, respectively, which are related to investees in sports nutrition products business, e-commerce platforms business, publishing and logistics business, information technology business, gaming business and advertising business whose financial performance was unsatisfactory with no obvious upturn or potential financing solutions in the foreseeable future.

9	Accounts receivable, net

	As of December 31,
	2021	2022
Accounts receivable, gross (Note)	210,047	101,771
Less: allowance for credit losses (Note 2(j))	(22,786)	(37,215)
Accounts receivable, net	187,261	64,556

Note:

As of December 31, 2021, the balance includes bills receivable of US$478 which represent short-term notes receivable issued by reputable financial institutions that entitle the Group to receive the full face amount from the financial institutions at maturity, which generally range from five to six months from the date of issuance.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

10	Other assets

Other assets consist of the following:

	As of December 31,
	2021	2022
Current
Deposits	2,609	1,928
Prepayments	7,520	2,917
Loans and interest receivable, net (Notes 2(j), 10(i))	12,295	726
Bank interest receivable	7	37
VAT recoverable	1,275	1,411
Others	1,251	1,028
	24,957	8,047
Non-current
Rental deposits	302	522
Loans receivable, net (Notes 2(j), 10(i))	—	6,073
Prepayment	1,361	1,034
	1,663	7,629

Note:

(i)	As of December 31, 2021, the loans were granted to certain equity investees of the Group at an interest rate of at 6% per annum. The loan receivables together with the related interest receivables were unsecured and due on demand or within one year from the end of the reporting period.

As of December 31, 2022, the loans were granted one equity investee of the Group at an interest rate of 6% per annum. The loan receivables together with the related interest receivables were unsecured and expected to be recovered beyond one year from the end of the reporting period.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

11	Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2021	2022
Cost:
Office equipment	5,035	5,065
Leasehold improvements	2,542	2,585
Furniture and fixtures	1,327	1,494
Motor vehicles	13	13
Total cost	8,917	9,157
Less: Accumulated depreciation	(6,918)	(7,512)
Less: Accumulated impairment losses (Note 2(r))	—	(1,206)
Exchange differences	(68)	(198)
Property and equipment, net	1,931	241

Depreciation expense recognized for the years ended December 31, 2020, 2021 and 2022 are summarized as follows:

	For the years ended December 31,
	2020	2021	2022
Cost of revenues	3	7	11
Research and development expenses	80	152	220
Sales and marketing expenses	96	171	219
General and administrative expenses	202	318	392
Total	381	648	842

12	Intangible assets, net

Intangible assets consist of the following:

	As of December 31,
	2021	2022
Cost:
Computer software	23,673	23,802
Developed technologies	117	117
Customer relationship	2,135	2,135
Brand name	1,162	1,162
Contract backlog	610	585
Advertising contract	53,287	53,287
Total cost	80,984	81,088
Less: Accumulated amortization	(27,336)	(30,326)
Less: Accumulated impairment losses (Note 2(r))	—	(49,778)
Exchange differences	65	7
Intangible assets, net	53,713	991

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

12	Intangible assets, net (Continued)

Amortization expense recognized for the years ended December 31, 2020, 2021 and 2022 are summarized as follows:

	For the years ended December 31,
	2020	2021	2022
Cost of revenues	4,187	3,070	2,783
Sales and marketing expenses	—	12	22
General and administrative expenses	2	156	185
	4,189	3,238	2,990

The estimated aggregate amortization expense for each of the next three years as of December 31, 2022 is:

Amortization
expense
of intangible
assets
2023	563
2024	425
2025	3
991

13	Goodwill

Movements on goodwill during the year were as follows:

	Marketing	Enterprise
	Solutions	Solutions	Total
Balance as of January 1, 2021	53,024	21,395	74,419
Goodwill arising from acquisitions during the year (Notes 4(c) and (d))	—	5,905	5,905
Exchange differences	—	1,350	1,350
Balance as of December 31, 2021	53,024	28,650	81,674
Impairment (Note 2(q))	(53,024)	(27,113)	(80,137)
Exchange differences	—	(1,537)	(1,537)
Balance as of December 31, 2022	—	—	—

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

14	Lease accounting

The Group has operating leases primarily for office and operation space. The lease term is generally specified in lease agreements, however certain agreements provide for lease term extensions or early termination options. To determine the period for the estimated future lease payments, the Group evaluates whether it is reasonably certain that it will exercise the option at the commencement date and periodically thereafter. The lease terms of the Group’s operating leases generally ranged from 12 to 36 months (2021: 12 to 36 months), and the weighted average remaining lease term as of December 31, 2022 was 22 months (2021: 21 months).

To determine the estimated future lease payments, the Group reviews each of its lease agreements to identify the various payment components. The Group includes only the actual lease components in its determination of future lease payments for all the leases. Once the estimated future lease payments are determined, the Group uses a discount rate to calculate the present value of the future lease payments. During the year ended December 31, 2022, a weighted average discount rate of 4.9% (2021: 4.3%) has been applied to the remaining lease payments to calculate the lease liabilities included within the consolidated balance sheets. This represents the incremental borrowing rate the Group would be subject to on borrowings from its available revolving debt agreements.

The right-of-use assets of the Group, net of accumulated amortization and impairment, amounted to US$3,834 and US$1,292 as of December 31, 2021 and 2022, respectively. The following table presents the maturity of the Group’s operating lease liabilities as of December 31, 2022.

2023	2,338
2024	1,099
2025	325
Total operating lease payments (undiscounted)	3,762
Less: Imputed interest	(231)
Total operating lease liabilities (discounted)	3,531

Lease expenses for these leases are recognized on a straight-line basis over the lease term. For short-term leases over which the Group has elected not to apply the recognition requirements of ASC 842, the Group has recognized the lease payments as expenses on a straight-line basis over the lease term. For the years ended December 31, 2020, 2021 and 2022, total lease cost is comprised of the following:

	For the years ended December 31,
	2020	2021	2022
Relating to the operating lease liabilities	2,155	2,862	2,835
Relating to short-term leases	912	1,518	894
	3,067	4,380	3,729

Supplemental cash flow information related to operating leases is as follows:

	For the years ended December 31,
	2020	2021	2022
Cash paid for the rentals included in the lease liabilities	2,173	2,781	2,776
Right-of-use assets obtained in exchange for operating lease liabilities	2,710	3,163	2,988

The Group recognized impairment of right-of-use assets of US$nil, US$nil and US$2,365 for the years ended December 31, 2020, 2021 and 2022, respectively.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

15	Deferred revenue

	As of December 31,
	2021	2022
Deferred revenue, current	22,802	16,975

Changes in deferred revenue balance for the years ended December 31, 2021 and 2022 were as follows:

	For the years ended
	December 31,
	2021	2022
Balance at the beginning of year	28,199	22,802
Additions to deferred revenue	135,292	72,300
Recognition of deferred revenue as revenues	(141,156)	(77,887)
Exchange differences	467	(240)
Balance at the end of year	22,802	16,975

16	Accrued liabilities and other liabilities

Accrued liabilities and other liabilities consist of the following:

	As of December 31,
	2021	2022
Current
Rebates payable to customers	733	677
VAT and other taxes payable	5,014	8,597
Security deposit received from customers	418	822
Accrued employee benefits	10,548	10,567
Accrued professional fees	5,076	4,048
Accrued marketing and hosting expenses	1,326	1,257
Contingent consideration payable (Note 4(b))	4,507	—
Consideration payable (Note 4(b))	—	3,458
Advance from a former non-controlling interest shareholder (Note)	475	500
Others	1,638	613
	29,735	30,539

Non-current
Deferred other income	459	368
Consideration payable (Note 4(b))	—	1,703
	459	2,071

Note:

As of December 31, 2021, the amount represents an advance from the seller of Optimal, a former non-controlling interest of the Company, for the purpose of replenishment of working capital of certain subsidiaries of the Company, which was unsecured, interest-free, and agreed to be repaid in December 2022. However, the repayment was delayed, in which US$500 is recorded as current liability as of 31 December 2022.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

17	Bank borrowings

	As of December 31,
	2021	2022
1-year revolving loans denominated in RMB at interest rates of 5.22% (2021: 5.22%) per annum	31,912	18,411
Half-year revolving loans denominated in RMB at interest rates ranging from 3.00% to 5.00% (2021: 3.00% to 6.25%) per annum	26,691	15,896
Revolving service trade loans denominated in HK$ at interest rates ranging from 8.6% to 8.64% (2021: 4.35% to 4.43%) per annum	84	4
3-month revolving loan denominated in RMB at an interest rate of 3.00% (2021: 3.00%) per annum	9,917	7,876
1-year term loans denominated in RMB at interest rates ranging from 3.65% to 4% (2021: 3.85% to 4.50%) per annum	6,926	2,096
	75,530	44,283

Note:

(i)	Corporate guarantee by the Company, bank deposits of the Group of US$22,543 (2021: US$36,146) and accounts receivable of the Group of US$5 (2021: US$18,250) are provided as pledge to secure the obligations under the facilities from certain banks.
(ii)	Out of the total banking facilities of US$213,289 and US$165,288 available to the Group as of December 31, 2021 and 2022, respectively, US$75,530 and US$44,283 have been utilized by the Group as of December 31, 2021 and 2022, respectively. As of December 31, 2021 and 2022, total undrawn revolving, service trade and term loan facilities amounted to US$97,420, US$18,093 and US$5,492 (2021: US$115,338, US$18,013 and US$4,408) respectively. Total undrawn facilities available for draw-down as of December 31, 2021 and 2022, net of bank deposits that would need to be pledged as restricted cash upon utilization of the facilities, amounted to US$33,326 and US$41,235, respectively. Subsequent to December 31, 2022, available facilities from certain banks to the Group were reduced whereby total undrawn facilities available for draw-down, net of bank deposits that would need to be pledged as restricted cash upon utilization of the facilities as of February 28, 2023 dropped to US$17,395.
(iii)	As of December 31, 2021, a financial covenant (minimum quarterly EBITDA as defined in the banking facilities agreements) as set out in one of the loan agreements has been breached. The Group has obtained waiver letter such that the bank would not demand immediate repayment from the Group. As of December 31, 2022, no financial covenants as set out in these loan agreements were breached.

The weighted average interest rate for bank borrowings outstanding as of December 31, 2021 and 2022 was 4.64% and 4.48% per annum, respectively. Other than those shown above, the Company did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2021 and 2022.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

18	Convertible notes at fair value

The Company has issued certain convertible notes in September 2018 (the “2018 Notes”), November 2019 (the “November 2019 Notes”), December 2019 (the “December 2019 Notes”), January 2020 (the “January 2020 Notes”) and July 2020 (the “July 2020 Notes”). The November 2019 Notes and December 2019 Notes together are referred to as the “2019 Notes”. The January 2020 Notes and July 2020 Notes together are referred to as the “2020 Notes”. There were no outstanding convertible notes as of December 31, 2021 and 2022.

				Coupon
			Principal amounts	rate
Convertible notes	Issue date	Maturity date	US$	%
2018 Notes	September 12, 2018	September 12, 2023	30,000	0
November 2019 Notes	November 11, 2019	November 11, 2022	20,000	5
December 2019 Notes	December 16, 2019	December 16, 2022	10,000	5
January 2020 Notes	January 23, 2020	September 12, 2023	3,450	0
July 2020 Notes	July 30, 2020	September 12, 2023	13,100	0

The movement of transactions of these convertible notes during the year ended December 31, 2020 is shown in the table below.

	2018	2019	2020
	Notes	Notes	Notes	Total
Balance as of January 1, 2020	19,182	29,826	—	49,008
Years ended December 31, 2020
Fair value changes	3,644	445	344	4,433
New issuance	—	—	19,184	19,184
Issuance of convertible notes upon exercise of call option (Note (v))	—	—	11,466	11,466
Conversion of convertible notes (Note (iii))	(7,630)	(30,271)	(30,994)	(68,895)
Redemption of convertible notes (Note (iv))	(15,196)	—	—	(15,196)
Balance as of December 31, 2020	—	—	—	—

Note:

(i)	All the convertible notes together with the embedding conversion options are recognized as financial liabilities whereby the Company has elected the fair value option under ASC 825-10 to measure the entire instrument at fair value with realized or unrealized gains and losses recorded in the consolidated statements of comprehensive loss. Also, ASC 825-10-25-11 requires financial instrument that is legally a single contract not to be separated into parts for purposes of applying the fair value option.
(ii)	Issuance costs related to the convertible notes for which the fair value option is elected amounting to US$4,556 and US$44 for the years ended December 31, 2019 and 2020 respectively. Such costs have been recognized in earnings as incurred and not deferred in accordance with ASC 825-10-25-3.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

18	Convertible notes at fair value (Continued)

Note: (Continued)

(iii)	Details of the conversion of convertible notes for the year ended December 31, 2020 are as follows.

					Fair value
					of
					converted
				Conversion	convertible
		Principal	Number of	price per	notes as of the
		amount	ADSs	ADS	conversion
Convertible notes	Conversion date	converted	converted	US$	date
For the year ended December 31, 2020
2018 Notes	June 30, 2020	1,000	24,805	40.31	1,551
2018 Notes	July 24, 2020	1,000	23,655	42.28	1,752
2018 Notes	August 11, 2020	2,000	53,660	37.27	4,327
November 2019 Notes	February 18, 2020	20,000	512,821	39.00	20,282
December 2019 Notes	February 18, 2020	10,000	256,410	39.00	9,989
January 2020 Notes	February 3, 2020	3,450	108,887	31.68	4,346
July 2020 Notes	July 30, 2020	13,100	385,169	34.01	26,648
		50,550	1,365,407		68,895

(iv)	The Company has redeemed the 2018 Notes on the following dates during the year ended December 31, 2020:

Redemption date	Principal amount	Consideration paid for redemption
February 3, 2020	6,900	8,004
March 31, 2020	6,200	7,192
	13,100	15,196

(v)	Pursuant to an agreement entered into with an independent investor on February 17, 2020, the Company agreed to issue the July 2020 Notes with principal amounts of US$13,100 upon receipt of total cash consideration of US$15,196 from the investor on or before June 16, 2020. This constitutes a call option written to the investor to purchase the July 2020 Notes (the “Call Option”) which is recorded as a derivative liability and measured at fair value. In June 2020, the Company has entered into an addendum with the independent investor to extend the payment due date from June 16, 2020 to July 31, 2020. The investor exercised the Call Option on July 30, 2020, upon which the Company issued the July 2020 Notes to the investor. On the same date, the investor converted the entire July 2020 Notes into 1,925,848 Class A ordinary shares of the Company.

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

18	Convertible notes at fair value (Continued)

Note: (Continued)

(vi)	The fair values of the 2018 Notes, January 2020 Notes and July 2020 Notes as of the dates of conversion and the end of reporting periods were determined using Monte Carlo simulation, with key assumptions summarized in the below table. The volatility was based on the implied historical volatility of certain comparable companies. The risk-free interest rate is equal to the yield, as of the respective measurement dates, of the zero-coupon U.S. Treasury bill that commensurate with the remaining period until the maturity of the convertible notes.

Measurement date	Volatility	Risk-free rate
	%	%
2018 Notes
February 3, 2020	42.09	1.37
March 31, 2020	45.38	0.45
June 30, 2020	51.24	0.24
July 24, 2020	49.26	0.23
August 11, 2020	49.75	0.23
January 2020 Notes
February 3, 2020	42.09	1.37
July 2020 Notes
July 30, 2020	49.45	0.19

(vii)	The fair values of the 2020 Notes were determined using a binomial model with the key assumptions summarized in the below table. The volatility was based on the implied historical volatility of certain comparable companies. The risk-free interest rate is equal to the yield, as of the respective measurement dates, of a 5% coupon U.S. Treasury bill that is commensurate with the remaining period until the maturity of the 2020 Notes. The bond yield was based on the yield of corporate bonds with comparable ratings.

Measurement date	Volatility	Risk-free rate	Bond yield
	%	%	%
November 2019 Notes
February 18, 2020	44.02	1.40	10.67

December 2019 Notes
February 18, 2020	43.61	1.40	10.67

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

19	Ordinary shares

As of December 31, 2021 and 2022, the Company is authorized to issue 100,000,000 shares of US$0.001 par value per ordinary share, out of which 80,000,000 shares are Class A ordinary shares and 20,000,000 shares are Class B ordinary shares. The holders of Class A ordinary shares shall have one vote in respect of each Class A ordinary share held and the holders of Class B ordinary shares shall have twenty votes in respect of each Class B ordinary share held.

On November 14, 2022, the Company changed the ratio of the American depository shares (“ADS”) representing its Class A ordinary shares from one ADS representing one-half of one Class A ordinary shares to one ADS representing five Class A ordinary shares. For the ADS holders, the change in the ADS ratio will have the same effect as a one-for-ten reverse ADS split. There is no change to the Company’s Class A ordinary shares.

At the time the Company adopted the 2010 Employee Share Option Plan (the “2010 Share Option Plan”) and 2018 Post IPO Share Incentive Plan, the Company, together with the then shareholders, also decided to allot ordinary shares with par value of US$0.001 to Arda Holdings Limited (“Arda”), a British Virgin Islands company owned by Sammy Hsieh, Co-founder and Director of the Company at no consideration. Arda will only hold these ordinary shares on trust for the benefit of the employees who are under the 2010 Share Option Plan and 2018 Post IPO Share Incentive Plan and the dealing of these ordinary shares is under the direction of the board of directors of the Company. The Company considered Arda to be a variable interest entity as this entity has no equity at risk. The Company further considered that it is the primary beneficiary because the purpose of Arda is to hold treasury shares on behalf of the Company and the dealings of those transactions are under the direction of the Company’s board of directors. Given the structure of this arrangement, while these ordinary shares have been legally issued, they do not bear the attributes of unrestricted, issued and outstanding shares. Therefore, the ordinary shares issued to Arda are accounted for as treasury shares of the Company until these ordinary shares are earned by the Company’s employees, officers, directors or consultants for service provided to the Group. The Company allotted 627,811 shares during the year the 2010 Share Option Plan was adopted. No additional shares have been allotted during the years ended December 31, 2020, 2021 and 2022 to Arda. Arda does not hold any other assets or liabilities as of December 31, 2021 and 2022, nor earn any income nor incur any expenses for the years ended December 31, 2020, 2021 and 2022.

20	Repurchase of shares

The board of directors of the Company authorized certain share repurchase programs January 2020 (the “January 2020 Share Repurchase Program”), December 2020 (the “December 2020 Share Repurchase Program”) December 2021 (the “December 2021 Share Repurchase Program”) and December 2022 (the “December 2022 Share Repurchase Program”), respectively, as detailed in the below table.

	Maximum value of
	ordinary shares or ADSs of
Repurchase program	the Company to repurchase	Effective period
January 2020 Share Repurchase Program	10,000	Period from December 30, 2019 to December 29, 2020
December 2020 Share Repurchase Program	25,000	Period from December 30, 2020 to December 31, 2021
December 2021 Share Repurchase Program	20,000	Year ended December 31, 2022
December 2022 Share Repurchase Program	5,000	Year ending December 31, 2023

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

20	Repurchase of shares (Continued)

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

The following table is a summary of the shares repurchased by the Company during 2020, 2021 and 2022 under the repurchase programs. All shares were purchased through publicly purchasing from the open market.

	Total number of
	ADSs purchased
	as part of the	Average
	publicly	price paid
Period	announced plan	per ADS
January 2020 Share Repurchase Program
- For the year ended December 31, 2020	76,808	70.892
December 2020 Share Repurchase Program
- For the year ended December 31, 2020	2,760	83.686
- For the year ended December 31, 2021	120,992	88.324
December 2021 Share Repurchase Program
- For the year ended December 31, 2022	731,881	10.349

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

21	Share-based compensation
(a)	Share option plan

The Company’s 2010 Share Option Plan provides for the grant of incentive share options to the Company’s employees, officers, directors or consultants. The Company’s board of directors administers the 2010 Share Option Plan, selects the individuals to whom options will be granted, determines the number of options to be granted, and the term and exercise price of each option.

During the years ended December 31, 2020, 2021 and 2022, no share options were granted to non-employees, employees, officers and directors of the Group. The following table summarizes the share option activities for the years ended December 31, 2020, 2021 and 2022:

				Weighted
		Weighted	Weighted	average
	Number of	average	average	remaining	Aggregate
	share	exercise	grant date	contractual	intrinsic
	options	price	fair value	life	value
		US$	US$	years	US$’000
At January 1, 2020	667,867	8.16	N/A	5.27	1,807
Exercised	(235,765)	3.75	N/A	N/A	N/A
At December 31, 2020	432,102	10.56	N/A	4.28	4,578
Vested and expected to vest at December 31, 2020	430,569	5.10	14.51	5.09	5,215
Exercisable to vest at December 31, 2020	431,245	5.13	14.50	5.09	5,213
At January 1, 2021	432,102	10.56	N/A	4.28	4,578
Exercised	(117,788)	5.61	N/A	N/A	N/A
At December 31, 2021	314,314	12.41	N/A	3.31	1,601
Vested and expected to vest at December 31, 2021	312,876	4.90	15.25	3.73	1,601
Exercisable to vest at December 31, 2021	314,204	4.95	15.23	3.73	1,601
At January 1, 2022	314,314	12.41	N/A	3.31	1,601
Exercised	(25,341)	2.69	N/A	N/A	N/A
Forfeited	(14,143)	19.95	N/A	N/A	N/A
At December 31, 2022	274,830	12.92	N/A	2.69	17
Vested and expected to vest at December 31, 2022	273,392	4.33	15.37	2.69	17
Exercisable to vest at December 31, 2022	274,720	4.39	15.35	2.69	17

The aggregate intrinsic value in the table above represents the difference between the estimated fair values of the Company’s ordinary shares as of December 31, 2021 and 2022 and the exercise price.

All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized based on the vesting schedule over the requisite service period. Total fair values of options vested and recognized as expenses for the years ended December 31, 2020, 2021 and 2022 were US$107, US$4 and US$nil, respectively.

As of December 31, 2020, there was US$4 of unrecognized share-based compensation expenses related to share options, which were expected to be recognized over a weighted-average vesting period of 0.25 years. As of December 31, 2021 and 2022, there were no unrecognized share-based compensation expenses related to share options. To the extent the actual forfeiture rate is different from the Company’s estimate, the actual share-based compensation related to these awards may be different from the expectation.

The binomial option pricing model is used to determine the fair value of the share options granted to employees and non-employees. There were no grant or modification of share options during the years ended December 31, 2020, 2021 and 2022.

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

During the years ended December 31, 2020, 2021 and 2022, the Company granted RSUs to non-employees, employees, officers and directors of the Group. The following table summarizes the activity of the service-based RSUs for the year ended December 31, 2020, 2021 and 2022:

		Weighted
		average
	Number of	grant date
	RSUs	fair value
At January 1, 2020	463,546	5.52
Granted (with a vesting period of 0 to 4 years)	1,180,295	7.83
Vested	(962,606)	6.55
Forfeited/expired (Note (ii))	(46,730)	7.26
At December 31, 2020	634,505	8.11
Expected to vest at December 31, 2020	620,245	8.83

At January 1, 2021	634,505	8.11
Granted (with a vesting period of 0 to 4 years)	716,265	15.73
Vested	(1,049,007)	11.32
Forfeited/expired (Note (ii))	(74,186)	12.73
At December 31, 2021	227,577	17.65
Expected to vest at December 31, 2021	209,878	19.07

At January 1, 2022	227,577	17.65
Granted (with a vesting period of 0 to 4 years)	301,850	5.62
Vested	(414,314)	8.78
Forfeited/expired (Note (ii))	(4,650)	12.53
At December 31, 2022	110,463	18.26
Expected to vest at December 31, 2022	92,900	17.91

Note:

(i)	All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized based on the vesting schedule over the requisite service period. Total fair values and intrinsic value of RSUs vested and recognized as expenses for the years ended December 31, 2020, 2021 and 2022 were US$6,142, US$11,965 and US$3,794 respectively.
(ii)	Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates. Based upon the Company’s expected forfeitures for RSUs granted, the directors of the Company estimated that its future forfeiture rate would be 1% for employees and 0% for non-employees in 2020, 2021 and 2022, respectively.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

21	Share-based compensation (Continued)
(b)	Post-IPO share incentive plan (Continued)

Note: (Continued)

(iii)	During the years ended December 31, 2019 and 2020, the Company has granted RSUs which are subject to certain market conditions based on achievement of stock prices of the Company. The Company determines the fair value of these RSUs as of the date of grant or modification using the Monte Carlo simulation model which utilizes multiple input variables to determine the stock-based compensation expense with the following assumptions: historical volatility ranging from 37.36% to 62.89%, 0% dividend yield, and risk-free interest rates ranging from 0.1%% to 1.67%. The historical volatility was based on the average volatility of the comparable companies for the most recent 1-year period as of the date of grant or modification. The stock price projection for the Company assumes a 0% dividend yield. This is mathematically equivalent to reinvesting dividends in the issuing entity over the performance period. The risk-free interest rate is equal to the yield, as of the measurement date, of the zero-coupon U.S. Treasury bill that is commensurate with the remaining performance measurement period.
(c)	Issuance of warrants to an external consultant

In 2019, pursuant to the agreement executed between the Company and an external consultant (“Warrant Agreement”), the Company shall issue warrants to purchase up to 4,651,162 ADSs (“Warrants”) to the external consultant in exchange for its financial advisory services which the Warrants shall be vested upon the completion of raising a minimum of US$20,000 by the Company through issuing convertible notes or any equivalent financial instruments. In 2022, as a result of the change in the ADS conversion ratio from one ADS representing one-half of Class A ordinary share to one ADS representing five Class A ordinary shares, the number of ADSs that can be purchased upon exercise of the warrants was changed from 4,651,162 ADSs to 11,627,905 ADSs.

On December 9, 2019, the Company, based on the Warrant Agreement, issued the Warrants to the external consultant as the Company was able to successfully issue the November 2019 Notes. The exercise period of the Warrants commenced on December 16, 2020 at an exercise price of US$4.30 per ADS and was expired on December 16, 2022. In accordance with ASC 718, the measurement date for the vested warrants was December 9, 2019. The warrants issued to the consultant are classified as equity awards and measured based on the measurement date fair value of US$0.709 per warrant. During the years ended December 31, 2020, 2021 and 2022, no warrants were exercised.

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

Pursuant to the share subscription agreement entered into between Baozun Inc. and iClick (Note 1(d)), Baozun has subscribed for 649,349 newly issued Class B ordinary shares. The Class B ordinary shares were issued to Baozun at US$26.52 per share, which was at discount as compared to the fair value of US$28.88 (i.e. based on the closing stock price as of the date of share issuance). The discount of US$1,530 represented an incentive to Baozun to enter into the strategic cooperation framework agreement with the Company, which was recognized as share-based compensation expense in the consolidated statements of comprehensive loss during the year ended December 31, 2021.

(e)	Total share-based compensation costs

Total share-based compensation costs recognized for the years ended December 31, 2020, 2021 and 2022 are as follows:

	For the years ended December 31,
	2020	2021	2022
Cost of revenues	5	12	18
Research and development	92	221	337
Sales and marketing	2,707	9,991	1,743
General and administrative	3,445	3,275	1,696
Total	6,249	13,499	3,794

22	Other gains/(losses), net

	For the years ended December 31,
	2020	2021	2022
Net exchange (loss)/gain	(421)	622	(3,183)
Forfeiture of advances from customers (Note (i))	1,245	1,654	1,552
Government subsidy income (Note (ii))	3,063	3,281	4,458
ADR reimbursement from depositary bank	251	410	(169)
Fair value gains/(losses) on short-term investments	1,404	(316)	(2,368)
Impairment on long-term investments	—	(4,038)	(10,805)
Fair value change in contingent consideration payable	(81)	418	(8,396)
Others	391	172	(254)
Total	5,852	2,203	(19,165)

Note:

(i)	The forfeited advances from customers are recognized as other gains when the contractual obligation of the Company to provide the agreed services no longer existed legally due to passage of time.
(ii)	Government subsidy income mainly includes the wage subsidy from the Hong Kong government in 2022 and an additional 10% VAT super-credit subsidy from the PRC government to offset against VAT payable for the period from April 1, 2019 to December 31, 2022.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

23	Income tax
(a)	Cayman Islands and British Virgin Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

The Company’s subsidiaries incorporated in the British Virgin Islands are not subject to income or capital gains taxes, estate duty, inheritance tax or gift tax. In addition, payment of dividends to the shareholders of the Company’s subsidiaries in the British Virgin Islands are not subject to withholding tax in the British Virgin Islands.

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

Although there are undistributed earnings of the Company’s subsidiaries in the PRC that are available for distribution to the Company, the undistributed earnings of the Company’s subsidiaries located in the PRC are considered to be indefinitely reinvested, because the Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2021 and 2022. The undistributed earnings from the Company’s subsidiaries in the PRC as of December 31, 2021 and 2022 of US$1,324 and US$1,087 would be due if these earnings were remitted as dividends as of December 31, 2021 and 2022. An estimated foreign withholding taxes of US$66 and US$54 would be due if these earnings were remitted as dividends as of December 31, 2021 and 2022, respectively.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

23	Income tax (Continued)
(d)	Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive loss are as follows:

	For the years ended December 31,
	2020	2021	2022
Current income tax expense	2,784	3,445	375
Deferred tax benefits	(1,151)	(905)	(11,557)
Income tax expense/(credit)	1,633	2,540	(11,182)

(e)	Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset and deferred tax liability balances as of December 31, 2021 and 2022 are as follows:

	As of December 31,
	2021	2022
Deferred tax assets
Tax losses carried forward (Note (i))	4,410	9,438
Share-based payments	931	720
Temporary difference on deferred income	254	—
Less: Valuation allowance (Note (ii))	(4,410)	(9,438)
	1,185	720
Deferred tax liabilities
Acquired intangible assets	(12,993)	(158)
Outside basis difference (Note (iii))	(356)	(1,140)
Others	(29)	(28)
	(13,378)	(1,326)

Note:

(i)	Tax loss carried forward

As of December 31, 2022, the Group had tax loss carryforwards of approximately US$47,071, which can be carried forward to offset future taxable income. The net operating tax loss carryforwards will begin to expire as follows:

2023	167
2024	751
2025	4,854
2026	8,183
2027	21,857
Tax loss with no expiry	11,259
47,071

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

23	Income tax (Continued)
(e)	Deferred tax assets and liabilities (Continued)

Note: (Continued)

(i)	Tax loss carried forward (Continued)

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2018 to 2022 remain subject to examination by the tax authorities. There were no ongoing examinations by tax authorities as of December 31, 2021 and 2022.

(ii)	Valuation allowance

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

Movement of valuation allowance is as follows:

	For the years ended December 31,
	2020	2021	2022
Beginning balance	5,923	4,365	4,410
Additions	1,144	2,768	6,105
Reversals (Note)	(2,702)	(2,723)	(1,077)
Ending balance	4,365	4,410	9,438

Note:

The reversals comprise tax loss carryforwards which have been utilized to offset taxable income during the years ended December 31, 2020, 2021 and 2022, respectively, and tax loss carryforwards which were expired in 2020, 2021 and 2022.

(iii)	Outside basis difference

The deferred tax liabilities are recorded for the undistributed earnings in the Group’s VIE and its subsidiaries in the PRC of US$1,422 and US$4,558 as of December 31, 2021 and 2022, respectively.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

23	Income tax (Continued)
(f)	Income tax reconciliation

Reconciliation between the expense of income taxes computed by applying the statutory tax rates to loss before income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2020	2021	2022
Tax benefit calculated at statutory tax rates (Note i)	(3,291)	(3,488)	(53,491)
Effect of differences between statutory tax rates and foreign effective tax rates	4,513	1,746	7,759
Non-taxable other income	(627)	(348)	(249)
Non-deductible expenses (Note ii)	3,202	4,783	29,167
Valuation allowance	(1,558)	44	5,028
Outside basis difference (Note iii)	(400)	(186)	783
Additional deduction of research and development expenses (Note iv)	(270)	(125)	(465)
Others	64	114	286
Income tax expense/(credit)	1,633	2,540	(11,182)

Note:

(i)	The Group’s major operation was conducted out of the PRC. Accordingly, the Group prepared its tax rate reconciliation starting with the PRC statutory tax rate during the years ended December 31, 2020, 2021 and 2022.
(ii)	Non-deductible expenses were mainly related to allowance for credit losses, share-based compensation expenses, fair value losses on derivative liabilities, convertible notes, impairment on long-term investments, impairment on goodwill and long-lived assets.
(iii)	Outside basis difference is related to undistributed earnings in the Group’s VIE and its subsidiaries in the PRC (Note 23(e)(iii)).
(iv)	According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, companies engaged in research and development activities are entitled to claim ranging from 150% to 175% of the research and development expenses so incurred in a period as tax deductible expenses in determining its tax assessable profits for that period. Certain PRC subsidiaries of the Company have applied such additional deduction for the year ended December 31, 2022.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

24	Basic and diluted net loss per share

Basic and diluted net loss per share for the years ended December 31, 2020, 2021 and 2022 are calculated as follows:

	For the years ended December 31,
	2020	2021	2022
Numerator:
Net loss attributable to ordinary shareholders of the Company	(12,618)	(13,631)	(200,875)
Numerator for basic and diluted net loss per share	(12,618)	(13,631)	(200,875)
Denominator:
Denominator for basic and diluted net loss per share - weighted average shares outstanding	39,368,436	48,187,235	50,420,225
Basic net loss per share	(0.32)	(0.28)	(3.98)
Diluted net loss per share	(0.32)	(0.28)	(3.98)

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

The following ordinary share equivalents were excluded from the computation of diluted net loss per ordinary share for the years presented because including them would have had an anti-dilutive effect:

	As of December 31,
	2020	2021	2022
Share options, RSUs and warrants – weighted average (thousands)	2,998	2,613	385

25	Related party transactions

Save as disclosed elsewhere in these consolidated financial statements, there were no transactions nor balances with related parties as of and for the years ended December 31, 2021 and 2022.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

26	Segments

During the periods presented in these consolidated financial statements, the Group reports two operating segments: 1) Marketing Solutions, and 2) Enterprise Solutions. The Enterprise Solutions segment primarily reflects the results of the Group’s SaaS products and services the Group named its pre-existing online advertising service business as Marketing Solution business.

The table below provides a summary of the Group’s breakdown of net revenues by type of goods or services and operating segment results for the years ended December 31, 2020, 2021 and 2022. The Group does not allocate any operating costs or assets to its business segments as the Group’s CODM does not use this information to measure the performance of the operating segments. There was no significant transaction between reportable segments for the years ended December 31, 2020, 2021 and 2022.

	For the years ended December 31,
	2020	2021	2022
Net revenues:
Marketing Solutions
- Sales agent	5,834	4,195	2,549
- Cost-plus	26,738	26,062	8,909
- Specified actions	193,280	212,353	94,498
	225,852	242,610	105,956
Enterprise Solutions
- SaaS products and services	28,893	65,092	63,124
	254,745	307,702	169,080
Cost of revenues:
Marketing Solutions
- Specified actions	(172,917)	(194,912)	(138,140)
Enterprise Solutions
- SaaS products and services	(8,565)	(23,637)	(35,072)
	(181,482)	(218,549)	(173,212)
Gross profit/(loss):
Marketing Solutions
- Sales agent	5,834	4,195	2,549
- Cost-plus	26,738	26,062	8,909
- Specified actions	20,363	17,441	(43,642)
	52,935	47,698	(32,184)
Enterprise Solutions
- SaaS products and services	20,328	41,455	28,052
	73,263	89,153	(4,132)

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

26	Segments (Continued)

The Group currently does not allocate assets to all of its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments.

Revenue generated for the respective countries are summarized as follows:

	For the years ended December 31,
	2020	2021	2022
PRC	214,444	254,874	140,211
Hong Kong	40,197	52,599	28,661
Others	104	229	208
	254,745	307,702	169,080

The Group’s long-lived assets are located in the following countries:

	As of December 31,
	2021	2022
PRC	1,230	—
Hong Kong	701	241
	1,931	241

27	Commitments and contingencies
(a)	Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of December 31, 2022 the Group is not a party to any legal or administrative proceedings which will have a material adverse effect on the Group’s business, financial position, results of operations and cash flows.

(b)	Capital commitments

As of December 31, 2022 and 2021, the Group had no capital commitments.

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

As of December 31, 2021 and 2022, the total restricted net assets of the Company’s subsidiaries and OptAim VIE incorporated in the PRC and subjected to restriction amounted to approximately US$69,749 and US$32,239, respectively. Except for the above there is no other restriction on the use of proceeds generated by the Company’s subsidiaries, VIE and VIE’s subsidiaries to satisfy any obligations of the Company.

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

The following condensed financial statements of the Company have been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company used the equity method to account for its investment in its subsidiaries, VIE and VIE’s subsidiaries. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiaries, VIE and VIE’s subsidiaries” and “Accumulated losses in excess of investment in subsidiaries, VIE and VIE’s subsidiaries.” The Company, its subsidiaries, VIE and VIE’s subsidiaries were included in the consolidated financial statements whereby the intercompany balances and transactions were eliminated upon consolidation. The Company’s share of income from its subsidiaries, VIE and VIE’s subsidiaries is reported as share of income from subsidiaries, VIE and VIE’s subsidiaries in the condensed financial statements.

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

As of December 31, 2021 and 2022, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Inter-company charges, share-based compensation and other miscellaneous expenses for the years ended December 31, 2020, 2021 and 2022, which were previously recognized at the parent company level, had been pushed down to the WFOE/VIE level given the majority of services were provided to the WFOE/VIE entities.

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

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONDENSED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND 2022

(US$’000, except share data and per share data, or otherwise noted)

	As of December 31,
	2021	2022
Assets
Current assets
Cash and cash equivalents	789	1,100
Restricted cash	3,657	—
Other short-term investments	—	1,021
Other current assets	549	161
Total current assets	4,995	2,282
Non-current assets
Deferred tax assets	254	—
Investments in subsidiaries, VIE and VIE’s subsidiaries	285,824	80,015
Other long-term investments	510	—
Investment in an equity investee	354	279
Total non-current assets	286,942	80,294
Total assets	291,937	82,576
Liabilities and shareholders’ equity
Current liability
Accrued liabilities and other current liabilities	7,126	5,575
Total current liability	7,126	5,575
Non-current liability
Other liabilities	459	2,071
Total non-current liability	459	2,071
Total liabilities	7,585	7,646
Commitments and contingencies	—	—
Shareholders’ equity
Ordinary shares	48	49
Treasury shares	(20,908)	(28,457)
Other shareholders’ equity	305,212	103,338
Total shareholders’ equity	284,352	74,930
Total liabilities and shareholders’ equity	291,937	82,576

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(US$’000, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2020	2021	2022
Operating expenses
General and administrative expenses	(13,598)	(17,574)	(7,160)
Total operating expenses	(13,598)	(17,574)	(7,160)

Operating loss	(13,598)	(17,574)	(7,160)
Other losses, net	(409)	(242)	(7,925)
Fair value losses on derivative liabilities	(11,466)	—	—
Fair value losses on convertible notes	(4,433)	—	—
Share of profits/(losses) from subsidiaries, VIE and VIE’ subsidiaries	17,477	4,406	(185,431)
Loss before share of losses from an equity investee and income tax expense	(12,429)	(13,410)	(200,516)
Share of losses from an equity investee	(111)	(107)	(75)
Income tax expense	(78)	(114)	(284)
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(12,618)	(13,631)	(200,875)
Net loss attributable to iClick Interactive Asia Group Limited	(12,618)	(13,631)	(200,875)
Other comprehensive loss:
Foreign currency translation adjustment, net of tax	5,001	3,340	(4,946)
Comprehensive loss attributable to iClick Interactive Asia Group Limited	(7,617)	(10,291)	(205,821)

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(US$’000, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2020	2021	2022
Cash flows from operating activities
Net cash used in operating activities	(3,461)	(3,217)	(7,754)

Cash flows from investing activities
Purchase of other long-term investments	(19)	—	—
Investment in an equity investee	(412)	—	—
Redemption of time deposits	255	46	—
Capital contribution to subsidiaries	(77,655)	(53)	—
Amount due from subsidiaries	—	—	19,656
Acquisition of subsidiaries	(959)	(4,982)	(7,742)
Net cash (used in)/provided by investing activities	(78,790)	(4,989)	11,914

Cash flows from financing activities
Proceeds from issuance of shares upon private placements and follow on offering	71,917	—	—
Proceeds from exercise of share options	1,305	661	68
Proceeds from issuance of convertible notes, net of transaction expenses	19,184	—	—
Redemption of convertible notes	(15,196)	—	—
Repurchase of ordinary shares	(5,677)	(10,687)	(7,574)
Purchase of interests in subsidiaries from non-controlling interests	(7,003)	—	—
Net proceeds from issuance of ordinary shares upon subscription from Baozun Inc.	—	17,010	—
Net cash provided by/(used in) financing activities	64,530	6,984	(7,506)
Net decrease in cash and cash equivalents and restricted cash	(17,721)	(1,222)	(3,346)