Form 20-F/A
period 2022-12-31
iClick Interactive Asia Group Ltd
filed 2023-10-31
CIK 1697818

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

E-mail: david.zhang@i-click.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, one representing five Class A ordinary shares, par value US$0.001 per share*	ICLK	NASDAQ Global Market
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

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) amends the Annual Report on Form 20-F for the year ended December 31, 2022 of iClick Interactive Asia Group Limited (the “Company”), as originally filed with the U.S. Securities and Exchange Commission on May 11, 2023 (the “Original Filing”). The Company is filing the Amendment solely to amend and restate Item 16I “Disclosure Regarding Foreign Jurisdictions that Prevent Inspections” of the Original Filing in order to provide the disclosures required under Item 16I(b) of Form 20-F.

Except as described above, this Amendment does not update or modify any disclosures in the Original Filing or reflect any events occurring after the filing of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing and the Company’s other filings with the SEC subsequent to May 11, 2023.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is filing the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

On June 1, 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the HFCA Act following the filing of our annual report for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was not able to inspect or investigate completely in 2021 according to the PCAOB’s December 16, 2021 determinations, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determinations and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to completely inspect or investigate the registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we filed our annual report for the fiscal year ended December 31, 2022.

As of the date of this Amendment, to our best knowledge:

(i) other than the 8.0% equity interest in Anhui Myhayo Technology Co., Ltd. (a subsidiary of the VIE incorporated in mainland China) owned by Hefei New Economy Industry Development Investment Co., Ltd. (a PRC state-owned enterprise), no governmental entities in the Cayman Islands, British Virgin Islands, Singapore, Hong Kong, or mainland China own shares of the Company or its consolidated foreign operating entities, including the VIE entities;

(ii) no governmental entities in any foreign jurisdiction have a controlling financial interest with respect to the Company or its consolidated foreign operating entities, including the VIE entities; and

(iii) none of the members of the board of directors of the Company or its consolidated foreign operating entities, including the VIE entities, is an official of the Chinese Communist Party.

In addition, none of the memorandum and articles of association (or equivalent organizing document) of the Company or its consolidated foreign operating entities, including the VIE entities, contains any charter of the Chinese Communist Party, including the text of any such charter.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

104.	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Amendment and that it has duly caused and authorized the undersigned to sign this Amendment on its behalf.

iClick Interactive Asia Group Limited

By:	/s/ Jian Tang
Name:	Jian Tang
Title:	Chairman of the Board, Chief Executive Officer

Date: October 31, 2023