Form 20-F
period 2023-12-31
iClick Interactive Asia Group Ltd
filed 2024-06-20
CIK 1697818

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

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

Josephine Ngai, Chief Financial Officer

15/F

Prosperity Millennia Plaza

663 King’s Road, Quarry Bay

Hong Kong S.A.R., People’s Republic of China Tel: +852 3700 9000

E-mail: josephine.ngai@i-click.com

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

As of December 31, 2023, there were 50,707,077 ordinary shares outstanding, par value $0.001 per share, being the sum of 45,672,650 Class A ordinary shares and 5,034,427 Class B ordinary shares.

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

☐ Yes  ☒ No

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

☐ Yes  ☐ No

Of the 45,672,650 Class A ordinary shares as of December 31, 2023, (i) 1,093,585.50 were held by Arda Holdings Limited underlying the options granted but not yet exercised (whether or not they are vested) and the options reserved for issuance under our 2018 Share Incentive Plan, and (ii) 101,708.50 were held by JPMorgan Chase Bank N.A., our depositary, underlying the unvested restricted share units under our Post-IPO Plan.

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

Our financial statements are expressed in the U.S. dollar, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars, and from Hong Kong dollars to U.S. dollars, in this annual report on Form 20-F were made at a rate of RMB7.0999 to US$1.00, and HKD7.8109 to US$1.00, respectively, which were the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 29, 2023. We make no representation that any Renminbi/ Hong Kong dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi/ Hong Kong dollar, as the case may be, at any particular rate, at the respective rate stated above, or at all. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our ability to continue as a going concern;
●	our ability to secure adequate working capital and maintain sufficient liquidity;
●	our fluctuations in growth;
●	our future business development, financial condition and results of operations;
●	our success in implementing our mobile and new retail strategies, including extending our solutions beyond our core online marketing business;
●	our success in implementing “SaaS+X” model;
●	our success in structuring a customer relationship management and marketing cloud platform;
●	relative percentage of our gross billing recognized as revenue under the gross and net models;
●	the expected growth of online marketing industry, including online marketing technology industry in China;
●	our expectations regarding demand for and market acceptance of our products and services, including marketing solutions and enterprise solutions;
●	our ability to retain existing clients or attract new ones;
●	our ability to restructure our existing business;
●	our ability to integrate and realize synergies from acquisitions, investments or strategic partnerships;

●	our plans to invest in our platform, solutions, data analytics capabilities, technology and technology infrastructure;
●	our ability to collect and use data from various sources and the effectiveness of our algorithms and data engines;
●	our ability to retain content distribution channels and negotiate favorable contractual terms;
●	market competition, including from independent online marketing technology platforms as well as large and well-established internet companies;
●	fluctuations in foreign exchange rates;
●	general economic conditions and the regulatory landscape in China and other jurisdictions where we operate;
●	relevant government policies and regulations relating to our industry;
●	the after-effects of COVID-19 on our business and financial performance; and
●	developments in U.S.-China relations, including the imposition of economic sanctions.

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

We are exposed to legal and operational risks associated with our operations in China. We are subject to risks arising from China’s legal system, including uncertainties in the interpretation and the enforcement of the PRC laws and regulations. In addition, rules and regulations in China can change quickly with little advance notice. In the past few years, Chinese regulators announced regulatory actions targeting certain sectors of China’s economy. We cannot guarantee that the Chinese government will not in the future take further regulatory actions that materially adversely affect the business environment and financial markets in China as they relate to us, our ability to operate our business, our liquidity and our access to capital.

The PRC government may also intervene or influence our operations at any time, which could result in a material change in our operations or the value of our ADSs. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers, including us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In the past few years, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China, such as filing requirements for China-based companies’ overseas securities offerings and listing, new measures to extend the scope of cybersecurity reviews, new laws and regulations related to data privacy and security, and expanded efforts in anti-monopoly enforcement. While we do not believe that these regulatory changes currently have any material impact on us, we will be required to comply with the filing requirements for our future securities offerings, which we cannot assure you that we will be able to complete in a timely manner, or at all.

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

As for the definition of ”critical information infrastructure operators”, on July 30, 2021, the State Council of the PRC published the Security Protection Regulations on the Critical Information Infrastructure (the ”CII Regulations”), which took effect on September 1, 2021. Pursuant to Article 2 of the CII Regulations, critical information infrastructure refers to the important network facilities and information systems in important industries and fields such as public telecommunications, information services, energy, transportation, water conservancy, finance, public services, e-government and national defense science, technology and industry, as well as other important network facilities and information systems which, in case of destruction, loss of function or leak of data, may result in serious damage to national security, the national economy and the people’s livelihood and public interests. Pursuant to Article 10 of the CII Regulations, the identity of the critical information infrastructure operator shall be determined by the PRC government authorities responsible for critical information infrastructure protection, and the identified critical information infrastructure operator shall be notified by the competent PRC government authority. As of the date of this annual report, we have not received any notice or determination from competent PRC government authorities identifying us as a critical information infrastructure operator.

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and consolidated VIE and VIE’s subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, consolidated VIE and VIE’s subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our consolidated VIE and VIE’s subsidiaries in China, including, among others, ICP license, value-added telecommunication license, network culture business license, etc.. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future, and may not be able to maintain or renew our current licenses, permits, filings or approvals.

Furthermore, under current PRC laws, regulations and regulatory rules, we, our PRC subsidiaries and our consolidated VIE and VIE’s subsidiaries may be required to undergo the filing procedures with the CSRC and may be required to go through cybersecurity review by the CAC in connection with any future offering and listing in an overseas market. As of the date of this annual report, we have not been subject to any cybersecurity review made by the CAC. If we fail to obtain the relevant approval or complete other review or filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “—D. Risk Factors—Risks Relating to Doing Business in China—Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capital outside mainland China, which could adversely affect our business operations and cause the value of our securities to significantly decline or become worthless.”

Risks Associated with the Holding Foreign Companies Accountable Act

Our financial statements contained in this annual report have been audited by PricewaterhouseCoopers, an independent registered public accounting firm. It is a firm registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”), and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. Pursuant to the Holding Foreign Companies Accountable Act, or the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, including our auditor. Subsequently, we were conclusively identified by the SEC as a “Commission-Identified Issuer” under the HFCA Act on June 1, 2022 in respect of our annual report for the year ended December 31, 2021 filed on May 2, 2022. Pursuant to amendment made to the HFCA Act in 2022, the PCAOB may determine that it is unable to inspect or investigate completely registered public accounting firms in any foreign jurisdictions because of positions taken by any foreign authority, rather than an authority in the location in which the firms are headquartered or in which they have a branch or office, as was the case under the original version of the HFCA Act.

On December 15, 2022, the PCAOB announced its determination that it was able to inspect and investigate audit firms in mainland China and Hong Kong completely for purposes of the HFCA Act, and the PCAOB vacated its December 16, 2021 determinations. As a result, the SEC will not provisionally or conclusively identify an issuer as a Commission-Identified Issuer if it files an annual report with an audit report issued by a registered public accounting firm headquartered in mainland China or Hong Kong on or after December 15, 2022, until such time as the PCAOB issues a new determination. However, the PCAOB stated that should PRC authorities obstruct the PCAOB’s ability to inspect or investigate completely in any way and at any point in the future, the PCAOB Board will act immediately to consider the need to issue new determinations consistent with the HFCA Act. While we currently do not expect the HFCA Act to prevent us from maintaining the trading of our ADSs in the U.S., uncertainties exist with respect to future determinations of the PCAOB in this respect and any further legislative or regulatory actions to be taken by the U.S. or Chinese governments that could affect our listing status in the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. The Company that investors will own may never have a direct equity ownership interest in the businesses that are conducted by the VIE. If the PRC government disallow the VIE structure or deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIE could be subject to severe penalties or be forced to relinquish our interests in those operations. This would result in the VIE being deconsolidated. Part of our assets, including the value-added telecommunication license, are held by the VIE. In 2021, OptAim Network contributed 3.0% to our gross billing and 7.8% of our net revenues. In 2022, OptAim Network contributed 5.3% to our gross billing and 12.7% of our net revenues. In 2023, OptAim Network contributed 5.8% to our gross billing and 9.7% of our net revenues. Our holding company, our PRC subsidiaries and the VIE entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE entities and our Company as a whole. Our ADSs may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the VIE that conduct some or all of our operations. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure”.

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

	As of December 31,
	2021	2022	2023
	(US$ in	(US$ in	(US$ in
	thousands)	thousands)	thousands)
Net operating cash received by VIE entities from the Company’s subsidiaries(1)	772	153	—
Capital contribution to subsidiaries by the Company(2)	(53)	—	—
Refund of capital contribution to the Company by subsidiaries(3)	—	19,656	10,601
Advances from other subsidiaries to WFOE as primary beneficiary(4)	(36,310)	(8,098)	(3,238)
Advances from other subsidiaries to VIE entities(4)	(1,588)	(124)	(402)
Advances by VIE entities to other subsidiaries(5)	554	—	22
Advances by WFOE as primary beneficiary to other subsidiaries(5)	4,026	6,307	12,560

Notes (US$’000):

(1)	Represents “Net operating cash received from Group companies” of the VIE entities in the Selected Condensed Consolidated Cash Flows Data, which includes the following:
●	For the years ended December 31, 2021, 2022 and 2023, cash received by the VIE entities from other entities of the Group for online advertising service and other marketing service were US$1,315, US$153 and nil, respectively.
●	For the years ended December 31, 2021, 2022 and 2023, cash paid by the VIE entities to other entities of the Group for online advertising service and SaaS services were US$543, nil and nil, respectively.
(2)	Represents “Capital contribution to subsidiaries” of the Parent in the Selected Condensed Consolidated Cash Flows Data.
(3)	Represents “Refund from subsidiaries of capital contribution” of the Parent in the Selected Condensed Consolidated Cash Flows Data.
(4)	Represents “Payments for advances to Group companies” of Other Subsidiaries and WFOE as Primary Beneficiary in the Selected Condensed Consolidated Cash Flows Data.
(5)	Represents “Receipts of repayments of advances from Group companies” of Other Subsidiaries, WFOE as Primary Beneficiary and VIE entities.

Condensed Consolidating Schedules

The following tables present the condensed consolidating schedule of financial information for the Company, its wholly owned subsidiary that is WFOE as primary beneficiary, other subsidiaries and VIE entities as of and for the years ended the dates presented.

Selected Condensed Consolidated Balance Sheets Data (US$’000)

	As of December 31, 2023
			WFOE as
		Other	Primary	VIE	Eliminating	Consolidated
	Parent	Subsidiaries	Beneficiary	Entities	Adjustments	Totals
Assets
Cash and cash equivalents	2,660	45,453	1,629	1,024	—	50,766
Time deposits	—	258	—	—	—	258
Restricted cash	—	26,756	—	—	—	26,756
Short-term investments	—	4,187	—	1,536	—	5,723
Amount due from an equity investee	—	6	—	—	—	6
Amounts due from Group companies (3)	—	17,846	16,998	7,972	(42,816)	—
Accounts receivable, net	—	50,453	3,961	2,338	—	56,752
Rebates receivable	—	956	50	—	—	1,006
Prepaid media costs	—	11,479	111	191	—	11,781
Other current assets	218	4,222	1,397	918	—	6,755
Investment in an equity investee	218	—	—	—	—	218
Investments in subsidiaries and VIE entities (2)	35,923	9,953	7,171	—	(53,047)	—
Other long-term investments	—	3,179	—	—	—	3,179
Right-of-use assets	—	54	—	—	—	54
Other non-current assets	—	409	31	10	—	450
Total assets	39,019	175,211	31,348	13,989	(95,863)	163,704

Liabilities
Accounts payable	—	38,208	1,048	1,065	—	40,321
Deferred revenue	—	12,210	180	—	—	12,390
Accrued liabilities and other current liabilities	1,894	20,524	2,262	646	—	25,326
Amounts due to Group companies (3)	—	24,946	16,832	1,038	(42,816)	—
Lease liabilities	—	2,728	52	112	—	2,892
Bank borrowing	—	36,455	—	1,951	—	38,406
Income tax payable	—	1,535	—	433	—	1,968
Deferred tax liabilities	—	64	1,021	26	—	1,111
Other liabilities	—	38	—	—	—	38
Total liabilities	1,894	136,708	21,395	5,271	(42,816)	122,452

Equity
Shareholders’ equity (2)	37,125	35,923	9,953	7,171	(53,047)	37,125
Non-controlling interests	—	2,580	—	1,547	—	4,127
Total equity	37,125	38,503	9,953	8,718	(53,047)	41,252

Total liabilities and equity	39,019	175,211	31,348	13,989	(95,863)	163,704

Selected Condensed Consolidated Balance Sheets Data (US$’000) (Continued)

	As of December 31, 2022
			WFOE as
		Other	Primary	VIE	Eliminating	Consolidated
	Parent	Subsidiaries	Beneficiary	Entities	Adjustments	Totals
Assets
Cash and cash equivalents	1,100	78,724	1,433	1,497	—	82,754
Time deposits	—	10	—	—	—	10
Restricted cash	—	22,543	—	—	—	22,543
Short-term investments	1,021	4,253	—	1,737	—	7,011
Amount due from an equity investee	—	312	—	—	—	312
Amounts due from Group companies (3)	—	12,845	22,773	8,374	(43,992)	—
Accounts receivable, net	—	58,572	3,359	2,625	—	64,556
Rebates receivable	—	2,932	1	—	—	2,933
Prepaid media costs	—	16,140	255	99	—	16,494
Other current assets	161	5,050	1,694	1,142	—	8,047
Deferred tax assets	—	720	—	—	—	720
Property and equipment, net	—	241	—	—	—	241
Investment in an equity investee	279	—	—	—	—	279
Investments in subsidiaries and VIE entities (2)	80,015	24,376	7,689	—	(112,080)	—
Other long-term investments	—	5,970	—	—	—	5,970
Intangible assets	—	991	—	—	—	991
Goodwill	—	—	—	—	—	—
Right-of-use assets	—	1,292	—	—	—	1,292
Other non-current assets	—	3,508	4,111	10	—	7,629
Total assets	82,576	238,479	41,315	15,484	(156,072)	221,782

Liabilities
Accounts payable	—	38,194	1,526	2,008	—	41,728
Deferred revenue	—	16,561	385	29	—	16,975
Accrued liabilities and other current liabilities	5,575	22,114	1,989	861	—	30,539
Amounts due to Group companies (3)	—	31,117	11,815	1,060	(43,992)	—
Lease liabilities	—	3,247	149	135	—	3,531
Bank borrowing	—	42,693	—	1,590	—	44,283
Income tax payable	—	1,539	—	501	—	2,040
Deferred tax liabilities	—	187	1,075	64	—	1,326
Other liabilities	2,071	—	—	—	—	2,071
Total liabilities	7,646	155,652	16,939	6,248	(43,992)	142,493

Equity
Shareholders’ equity (2)	74,930	80,015	24,376	7,689	(112,080)	74,930
Non-controlling interests	—	2,812	—	1,547	—	4,359
Total equity	74,930	82,827	24,376	9,236	(112,080)	79,289

Total liabilities and equity	82,576	238,479	41,315	15,484	(156,072)	221,782

Selected Condensed Consolidated Balance Sheets Data (US$’000) (Continued)

	As of December 31, 2021
			WFOE as
		Other	Primary	VIE	Eliminating	Consolidated
	Parent	Subsidiaries	Beneficiary	Entities	Adjustments	Totals
Assets
Cash and cash equivalents	789	37,450	523	2,681	—	41,443
Time deposits	—	11,128	—	—	—	11,128
Restricted cash	3,657	32,489	—	—	—	36,146
Short-term investments	—	7,771	—	—	—	7,771
Amount due from an equity investee	—	276	—	—	—	276
Amounts due from Group companies (3)	—	12,184	23,171	5,879	(41,234)	—
Accounts receivable, net	—	181,107	2,568	3,586	—	187,261
Rebates receivable	—	5,523	52	—	—	5,575
Prepaid media costs	—	35,410	148	1,151	—	36,709
Other current assets	549	14,803	8,339	1,266	—	24,957
Deferred tax assets	254	931	—	—	—	1,185
Property and equipment, net	—	1,821	45	65	—	1,931
Investment in an equity investee	354	—	—	—	—	354
Investments in subsidiaries, VIE and VIE’s subsidiaries (2)	285,824	32,585	5,797	—	(324,206)	—
Other long-term investments	510	8,010	2,361	1,233	—	12,114
Intangible assets	—	53,350	223	140	—	53,713
Goodwill	—	80,058	1,616	—	—	81,674
Right-of-use assets	—	3,402	48	384	—	3,834
Other non-current assets	—	1,663	—	—	—	1,663
Total assets	291,937	519,961	44,891	16,385	(365,440)	507,734

Liabilities
Accounts payable	—	63,404	921	2,262	—	66,587
Deferred revenue	—	22,244	470	88	—	22,802
Accrued liabilities and other current liabilities	7,126	20,442	723	1,444	—	29,735
Amounts due to Group companies (3)	—	29,026	10,088	2,120	(41,234)	—
Lease liabilities	—	3,172	48	384	—	3,604
Bank borrowing	—	73,641	—	1,889	—	75,530
Income tax payable	—	3,475	—	575	—	4,050
Deferred tax liabilities	—	13,223	56	99	—	13,378
Other liabilities	459	—	—	—	—	459
Total liabilities	7,585	228,627	12,306	8,861	(41,234)	216,145

Equity
Shareholders’ equity (2)	284,352	285,824	32,585	5,797	(324,206)	284,352
Non-controlling interests	—	5,510	—	1,727	—	7,237
Total equity	284,352	291,334	32,585	7,524	(324,206)	291,589

Total liabilities and equity	291,937	519,961	44,891	16,385	(365,440)	507,734

Selected Condensed Consolidated Statements of Operations Data (US$’000)

	For the year ended December 31, 2023
			WFOE as
		Other	Primary	VIE	Eliminating	Consolidated
	Parent	Subsidiaries	Beneficiary	Entities	Adjustments	Totals
Net revenues
Third-party net revenues	—	102,074	18,162	12,981	—	133,217
Inter-company net revenues (1)	—	13,979	803	2	(14,784)	—
Cost of revenues
Third-party costs	—	(85,644)	(2,337)	(10,394)	—	(98,375)
Inter-company costs (1)	—	(800)	(13,979)	(5)	14,784	—
Gross profit	—	29,609	2,649	2,584	—	34,842
Operating expenses
Research and development expenses	—	(4,143)	(2,683)	(722)	—	(7,548)
Sales and marketing expenses (1)	—	(32,273)	(3,616)	(1,324)	—	(37,213)
General and administrative expenses	(5,445)	(18,898)	(2,803)	(909)	—	(28,055)
Impairment of long-lived assets	—	(2,837)	—	—	—	(2,837)
Total operating expenses	(5,445)	(58,151)	(9,102)	(2,955)	—	(75,653)
Share of losses of subsidiaries, VIE and VIE’s subsidiaries (2)	(33,491)	(2,245)	(113)	—	35,849	—
Finance costs, net	(192)	352	404	43	—	607
Other gains/(losses), net	499	(2,404)	3,863	84	—	2,042
Loss before share of loss from an equity investee and income tax expense	(38,629)	(32,839)	(2,299)	(244)	35,849	(38,162)
Share of loss from an equity investee	(61)	—	—	—	—	(61)
Income tax (expense)/credit	—	(729)	54	28	—	(647)
Net loss	(38,690)	(33,568)	(2,245)	(216)	35,849	(38,870)
Net loss attributable to non-controlling Interests	—	77	—	103	—	180
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(38,690)	(33,491)	(2,245)	(113)	35,849	(38,690)

Selected Condensed Consolidated Statements of Operations Data (US$’000) (Continued)

	For the year ended December 31, 2022
			WFOE as
		Other	Primary	VIE	Eliminating	Consolidated
	Parent	Subsidiaries(7)	Beneficiary	Entities(7)	Adjustments	Totals
Net revenues
Third-party net revenues	—	138,287	9,331	21,462	—	169,080
Inter-company net revenues (1)	—	4,727	1,472	601	(6,800)	—
Cost of revenues
Third-party costs	—	(151,968)	(3,566)	(17,678)	—	(173,212)
Inter-company costs (1)	—	(1,759)	(4,446)	(285)	6,490	—
Gross profit/(loss)	—	(10,713)	2,791	4,100	(310)	(4,132)
Operating expenses
Research and development expenses	—	(5,902)	(2,156)	(1,158)	—	(9,216)
Sales and marketing expenses (1)	—	(38,347)	(2,789)	(3,787)	310	(44,613)
General and administrative expenses	(7,160)	(37,594)	(6,467)	(447)	—	(51,668)
Impairment of long-lived assets	—	(4,201)	(202)	—	—	(4,403)
Impairment of goodwill	—	(78,521)	(1,616)	—	—	(80,137)
Total operating expenses	(7,160)	(164,565)	(13,230)	(5,392)	310	(190,037)
Share of (losses)/profits of subsidiaries, VIE and VIE’s subsidiaries (2)	(185,431)	(9,063)	(1,366)	—	195,860	—
Finance costs, net	—	(866)	344	(57)	—	(579)
Other (losses)/gains, net	(7,925)	(14,310)	3,126	(56)	—	(19,165)
(Loss)/profit before share of loss from an equity investee and income tax (expense)/credit	(200,516)	(199,517)	(8,335)	(1,405)	195,860	(213,913)
Share of loss from an equity investee	(75)	—	—	—	—	(75)
Income tax (expense)/credit	(284)	12,156	(728)	38	—	11,182
Net (loss)/income	(200,875)	(187,361)	(9,063)	(1,367)	195,860	(202,806)
Net loss attributable to non-controlling Interests	—	1,930	—	1	—	1,931
Net (loss)/income attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(200,875)	(185,431)	(9,063)	(1,366)	195,860	(200,875)

Selected Condensed Consolidated Statements of Operations Data (US$’000) (Continued)

	For the year ended December 31, 2021
			WFOE as
		Other	Primary	VIE	Eliminating	Consolidated
	Parent	Subsidiaries	Beneficiary (6)	Entities	Adjustments	Totals
Net revenues
Third-party net revenues	—	278,881	5,984	22,837	—	307,702
Inter-company net revenues (1)	—	2,704	22,183	1,028	(25,915)	—
Cost of revenues
Third-party costs	—	(177,282)	(22,885)	(18,382)	—	(218,549)
Inter-company costs (1)	—	(23,074)	(2,675)	(49)	25,798	—
Gross profit	—	81,229	2,607	5,434	(117)	89,153
Operating expenses
Research and development expenses	—	(8,037)	(430)	(1,060)	—	(9,527)
Sales and marketing expenses (1)	—	(45,788)	(2,211)	(4,990)	117	(52,872)
General and administrative expenses	(17,574)	(17,245)	(4,238)	(586)	—	(39,643)
Total operating expenses	(17,574)	(71,070)	(6,879)	(6,636)	117	(102,042)
Share of profits/(losses) of subsidiaries, VIE and VIE’s subsidiaries (2)	4,406	(2,162)	(610)	—	(1,634)	—
Finance costs, net	—	(3,265)	—	—	—	(3,265)
Other (losses)/gains, net	(242)	(476)	2,533	388	—	2,203
(Loss)/profit before share of loss from an equity investee and income tax (expense)/credit	(13,410)	4,256	(2,349)	(814)	(1,634)	(13,951)
Share of loss from an equity investee	(107)	—	—	—	—	(107)
Income tax (expense)/credit	(114)	(2,527)	187	(86)	—	(2,540)
Net (loss)/income	(13,631)	1,729	(2,162)	(900)	(1,634)	(16,598)
Net loss attributable to non-controlling Interests	—	2,677	—	290	—	2,967
Net (loss)/income attributable to iClick Interactive Asia Group Limited’s ordinary Shareholders	(13,631)	4,406	(2,162)	(610)	(1,634)	(13,631)

Selected Condensed Consolidated Cash Flows Data (US$’000)

	For the year ended December 31, 2023
			WFOE as
		Other	Primary	VIE	Eliminating	Consolidated
	Parent (5)	Subsidiaries	Beneficiary	Entities	Adjustments	Totals
Net operating cash (paid to)/received from Group companies (4)	—	(19)	19	—	—	—
Net operating cash (paid to)/ received from third parties	(5,105)	(21,752)	8,648	(1,217)	—	(19,426)
Net cash (used in) provided by operating activities	(5,105)	(21,771)	8,667	(1,217)	—	(19,426)
Refund from subsidiaries of capital contribution (3)	10,601	—	—	—	(10,601)	—
Payments for advances to Group companies (3)	—	(3,640)	—	—	3,640	—
Receipts of repayments of advances from Group companies (3)	—	12,582	—	—	(12,582)	—
Other investing activities	(3,722)	1,608	981	146	—	(987)
Net cash provided by (used in) investing activities	6,879	10,550	981	146	(19,543)	(987)
Refund of capital contribution to the parent company (3)	—	(10,601)	—	—	10,601	—
Receipts of advances from Group companies (3)	—	—	3,238	402	(3,640)	—
Repayments for advances from Group companies (3)	—	—	(12,560)	(22)	12,582	—
Other financing activities	(214)	(6,175)	—	300	—	(6,089)
Net cash (used in) provided by financing activities	(214)	(16,776)	(9,322)	680	19,543	(6,089)

Selected Condensed Consolidated Cash Flows Data (US$’000) (Continued)

	For the year ended December 31, 2022
			WFOE as
		Other	Primary	VIE	Eliminating	Consolidated
	Parent (5)	Subsidiaries(7)	Beneficiary	Entities(7)	Adjustments	Totals
Net operating cash received from/(paid to) Group companies (4)	—	(1,031)	878	153	—	—
Net operating cash (paid to)/ received from third parties	(7,754)	82,012	(2,027)	(1,127)	—	71,104
Net cash (used in) provided by operating activities	(7,754)	80,981	(1,149)	(974)	—	71,104
Refund from subsidiaries of capital contribution (3)	19,656	—	—	—	(19,656)	—
Payments for advances to Group companies (3)	—	(8,222)	—	—	8,222	—
Receipts of repayments of advances from Group companies (3)	—	6,307	—	—	(6,307)	—
Other investing activities	(7,742)	3,382	383	—	—	(3,977)
Net cash provided by (used in) investing activities	11,914	1,467	383	—	(17,741)	(3,977)
Refund of capital contribution to the parent company(3)	—	(19,656)	—	—	19,656	—
Receipts of advances from Group companies (3)	—	—	8,098	124	(8,222)	—
Repayments for advances from Group companies (3)	—	—	(6,307)	—	6,307	—
Other financing activities	(7,506)	(29,569)	—	(214)	—	(37,289)
Net cash (used in) provided by financing activities	(7,506)	(49,225)	1,791	(90)	17,741	(37,289)

	For the year ended December 31, 2021
			WFOE as
		Other	Primary	VIE	Eliminating	Consolidated
	Parent (5)	Subsidiaries	Beneficiary (6)	Entities	Adjustments	Totals
Net operating cash (paid to)/received from Group companies (4)	—	(8,208)	7,436	772	—	—
Net operating cash (paid to)/received from third parties	(3,217)	13,377	(27,380)	(2,453)	—	(19,673)
Net cash (used in) provided by operating activities	(3,217)	5,169	(19,944)	(1,681)	—	(19,673)

Capital contribution to subsidiaries (3)	(53)	—	—	—	53	—
Payments for advances to Group companies (3)	—	(37,898)	—	—	37,898	—
Receipts of repayments of advances from Group companies (3)	—	4,580	—	—	(4,580)	—
Other investing activities	(4,936)	(5,364)	(12,076)	(14)	—	(22,390)
Net cash used in investing activities	(4,989)	(38,682)	(12,076)	(14)	33,371	(22,390)

Capital contribution from Group companies (3)	—	53	—	—	(53)	—
Receipts of advances from Group companies (3)	—	—	36,310	1,588	(37,898)	—
Repayments for advances from Group companies (3)	—	—	(4,026)	(554)	4,580	—
Other financing activities	6,984	16,598	—	1,161	—	24,743
Net cash provided by financing activities	6,984	16,651	32,284	2,195	(33,371)	24,743

Notes (US$’000):

(1)It represents the elimination of intercompany transactions at the consolidation level.

Services from the VIE entities to other group companies

The VIE entities provide online advertising service to other group companies. For the years ended December 31, 2021, 2022 and 2023, the intercompany online advertising service revenues recognized by the VIE entities were US$911, US$291 and US$2, respectively. These transactions are eliminated at the consolidation level.

The VIE entities also provide other marketing services to other group companies. For the years ended December 31, 2021, 2022 and 2023, the intercompany other marketing service revenues recognized by the VIE entities were US$117, US$310 and US$nil, respectively. These transactions are eliminated at the consolidation level.

Services from other group companies to the VIE entities

WFOE as primary beneficiary and other subsidiaries of the Group provide online advertising service and SaaS services to the VIE entities. For the years ended December 31, 2021, 2022 and 2023, the intercompany online advertising and SaaS service revenues from the VIE entities recognized by WFOE as primary beneficiary and other subsidiaries of the Group were US$49, US$285 and US$5, respectively. These transactions are eliminated at the consolidation level.

As of December 31, 2021, 2022 and 2023, there were no balances for management fees charged to VIEs.

(2)	It represents the elimination of the investments in subsidiaries and the VIE entities by the Company.
(3)	It represents the elimination of intercompany balances among the Company, WFOE as primary beneficiary, other subsidiaries and the VIE entities. The Parent transfers cash to its wholly-owned subsidiaries by making capital contributions or interest-free advances to subsidiaries in Hong Kong, and the subsidiaries in Hong Kong transfer cash to the WFOE which is the primary beneficiary of the VIE and other PRC subsidiaries by making capital contributions or interest-free advances.
(4)	For the years ended December 31, 2021, 2022 and 2023, cash received by the VIE entities from other entities of the Group for online advertising service and other marketing service were US$1,315, US$153 and nil, respectively.

For the years ended December 31, 2021, 2022 and 2023, cash paid by the VIE entities to other entities of the Group for online advertising service and SaaS services were US$543, nil and nil, respectively.

(5)	See Note 28 of Consolidated Financial Statements for more details of the gross investing activities and financing activities of the Parent.
(6)	As a result of an internal restructuring within the Group in 2021 to move the VIE structure from the pre-existing WFOE as primary beneficiary (the “Original WFOE PB”) to another wholly-owned WFOE of the Company (the “New WFOE PB”), on November 1, 2021, the VIE contractual agreements were amended and restated whereby the New WFOE PB became the primary beneficiary of the VIE. Amounts of “WFOE as Primary Beneficiary” presented in the above tables as of and for each of the three years ended December 31, 2021, 2022 and 2023 represent the financial information of the New WFOE PB.
(7)	As a result of an internal restructuring within the Group in 2022, one of the subsidiaries of the VIE became an indirectly-held legally-owned subsidiary of the Company in June 2022. Financial information of this entity (i) as of and for the two years ended December 31, 2022 and 2023, and (ii) as of and for each of the year ended December 31, 2021, was presented in the corresponding tables above under (i) “Other Subsidiaries”, and (ii) “VIE Entities”, respectively.

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

Summary of Risk Factors

Risks Related to Our Business and Industry

●	We have incurred significant net losses, operating cash outflows and accumulated deficit in the past with a significant drop in net cash balance in 2023 and may not be able to continue as a going concern in the future.
●	We may not be able to obtain additional capital when desired, on favorable terms or at all.
●	We have experienced fluctuations in growth in recent periods, and our historical growth may not be indicative of our future growth.
●	We face intense competition for our marketing solutions and enterprise solutions, and if we fail to maintain and enhance our capabilities, our results of operations could be materially and adversely affected.
●	We cannot assure the success of “SaaS+X” model and our enterprise solutions business.
●	A downturn in global economy could reduce the customers’ demand and their ability to pay for our solutions, which could materially and adversely affect our business and results of operations.
●	Our sales cycle may become more time-consuming and expensive under enterprise solutions, we may encounter pricing pressure and implementation and configuration challenges, and we may have to delay revenue recognition for some complex transactions, all of which could harm our business and operating results.
●	Our net revenues, net revenues as a percentage of gross billing, gross profit margin and the comparability of our financial results may be affected by our revenue models.

Risks Related to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIE entities with which we have maintained contractual arrangements.
●	We rely on the contractual arrangements that establish the structure for certain of our operations in China.
●	We rely on contractual arrangements with our variable interest entity and its shareholder for certain of our business operations, which may not be as effective as direct ownership in providing operational control.

●	The Company is a Cayman Islands holding company with no equity ownership in the VIE entities. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIE entities with which we have maintained contractual arrangements. Investors in the ADSs thus are not purchasing equity interest in the VIE entities in China but instead are purchasing equity interest in a Cayman Islands holding company. We are subject to the legal and operational risks associated with being based in or having the majority of our operations in China, and are subject to complex and evolving laws and regulations in China. There are substantial uncertainties regarding the interpretation and application of PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for the majority of our operations in China. In addition, there are uncertainties in the PRC legal system. Some rules and regulations in China might change quickly with little advance notice. These risks could result in a material change in our operations and/or the value of the securities we have listed or could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “—D. Risk Factors—Risks Related to the Corporate Structure—We are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIE entities with which we have maintained contractual arrangements.” and “—Risks Related to the Corporate Structure—We rely on the contractual arrangements that establish the structure for certain of our operations in China.”

Risks Related to Doing Business in China

●	Uncertainties in China’s legal system, including the interpretation and enforcement of PRC laws and regulations, could limit the legal protections available to us.
●	In the past years, the PRC government has indicated an intent to exert more oversight and control over China-based issuers, and initiated a series of regulatory actions and made a number of public statements, some of which are published with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact of such modified or new laws and regulations will impact our ability to conduct business, accept foreign investments, or continue to list on a U.S. or other foreign exchange. For a detailed description, see “—D. Risk Factors—Risks Related to Doing Business in China—Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capital outside mainland China, which could adversely affect our business operations and cause the value of our securities to significantly decline or become worthless.”
●	The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.
●	We are subject to many of the economic and political risks associated with emerging markets due to our operations in mainland China and Hong Kong. Adverse changes in mainland China or Hong Kong’s economic, political and social conditions as well as government policies could adversely affect our business and prospects.
●	Developments in U.S.-China relations, including any escalation of political or trade tensions, could negatively affect our business and the market for our ADSs.
●	Recent litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have an adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

Risks Related to Our American Depositary Shares

●	The market price for our ADSs may be volatile.
●	Our ADSs may not comply with the minimum listing requirements of the NASDAQ.
●	We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the trading price of the ADSs and could diminish our cash reserves.

Risks Related to Our Business and Industry

We have incurred significant net losses, operating cash outflows and accumulated deficit in the past with a significant drop in net cash balance in 2023 and may not be able to continue as a going concern in the future.

As described in Note 2(a) to the consolidated financial statements included in this annual report, we had continuing losses from operations, accumulated deficits, operating cash outflows, breach of financial covenants set out in one of the loan agreements, and decrease in net cash position which indicated deteriorating liquidity. Such adverse conditions and events raised substantial doubt about our ability to continue as a going concern. For more details, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

We developed a business plan to maintain our gross profit, control operating costs and manage working capital going forward. In particular, we intend to continue to increase our operational efficiency through cost-saving measures. Based on this plan, we prepared a cash flow projection covering a period of next twelve months from the date of issuance of the consolidated financial statements (the “Projection Period”), which has taken into account the anticipated cash flows to be generated from our future operations and existing balance of cash and cash equivalents, time deposits, and restricted cash as of December 31, 2023. Based on our cash flow projection and liquidity assessment, we concluded that the business plan, when implemented effectively, will alleviate the substantial doubt on our ability to continue as a going concern over the next twelve months from the date of issuance of our consolidated financial statements. However, such conclusion entails our assumptions and judgments related to future gross profit, operating cost and working capital when developing the business plan with forecasted cash flows. The actual figures may differ from these assumptions and judgments due to factors outside of our control.

If we are unable to continue as a going concern, we may have to liquidate our assets, and the value we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our audited consolidated financial statements included elsewhere in this annual report, which do not include any adjustments that might be necessary if we are unable to continue as a going concern. If we cease operations, it is likely that all of our investors would lose their investment. Our inability to continue as a going concern may materially and adversely affect the price of our ADSs and our ability to raise new capital or to continue our operations.

We may continue to incur significant losses in the future for a number of reasons, including the other risks described in this annual report, and unforeseen expenses, difficulties, complications and delays and other unknown events. We have been evaluating the financial and operational performance of our business units and subsidiaries and VIEs, and monitoring market conditions to identify strategic opportunities and realign our business focus as needed. If we are unable to achieve or sustain profitability, the market price of our ADSs may significantly decrease. We also face unfavorable capital market in recent years. If there would be no significant fund raising in the future, we may have cash shortage which could negatively impact our strategy on prudent cash management and our liquidity position, in turn having a material adverse impact on our business, prospects and results of operations.

We may not be able to obtain additional capital when desired, on favorable terms or at all.

We operate in a capital intensive industry and require a significant amount of cash to fund our operations. In previous years, we have financed our operations primarily with cash generated from financing activities such as issuance of ordinary shares upon IPO and follow-on securities offerings, issuance of convertible notes, and bank borrowings. We may not be able to obtain additional capital when desired, on favorable terms or at all.

If we raise additional funds through future issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. In addition, the incurrence of indebtedness may also result in increased fixed obligations and could result in operating and financial covenants that might restrict our operations. For example, some of our credit agreements include a financial covenant that requires us to meet certain minimum monthly adjusted quick ratio and minimum quarterly EBITDA, and any debt financing that we secure in the future could involve additional restrictive covenants relating to our capital raising activities and other financial and operational matters, including the ability to pay dividends. These restrictions may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

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

In addition, some of our credit facilities contain covenants that impose certain minimum financial performance requirements on us. If we breach any of these covenants, our lenders under our credit facilities will be entitled to accelerate our debt obligations. Any default under our credit facilities could require that we repay these debts prior to maturity, which in turn may have a material adverse effect on our cash flow and liquidity. Further, enforcement against us under any guarantee and other similar arrangements we may enter into in the future could materially and adversely affect our cash flow and liquidity. As of December 31, 2023, a financial covenant (minimum quarterly EBITDA as defined in the banking facilities agreements) as set out in one of the loan agreements has been breached. We have obtained waiver letter such that the bank would not demand immediate repayment from us.

We have experienced fluctuations in growth in recent periods, and our historical growth may not be indicative of our future growth.

We have experienced fluctuations in growth in recent periods. We may not be able to sustain our historical growth rates, or at all. In 2023, our total revenue declined mainly due to the ongoing strategic scale-down of the marketing solutions businesses, slow recovery of economic growth and customer demand following the pandemic, and increased competition in the SaaS market. You should not consider our historical growth in gross billing and net revenues as indicative of our future performance.

We believe our business, prospects and results of operations depend on a number of factors, some of which are described in more details in this section, including our ability to:

●	successfully execute our mobile strategy;
●	successfully execute and upgrade our “SaaS+X” model;
●	retain existing clients while continuing to optimize our client base;
●	attract new clients and further diversify our client base;
●	adapt our solutions and service offerings to meet evolving business needs, including to address market trends such as the migration of consumers from PCs to mobile devices;
●	leverage our data assets and experience and expertise in online marketing to extend our solutions beyond online marketing and achieve market acceptance;
●	maintain the proper functioning of our technology architecture as our business continues to grow;
●	maintain and grow our data assets in order to help marketers identify, engage and convert their audience;
●	maintain a high level of customer satisfaction;

●	anticipate and adapt to changing market conditions;
●	adapt to an evolving and complex regulatory environment;
●	acquire or invest in businesses, products and technologies and to integrate and realize synergies from acquisitions and strategic investments;
●	increase awareness of our brand among marketers on a global basis in a cost-effective manner; and
●	maintain sufficient working capital for business growth.

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

We cannot assure the success of “SaaS+X” model and our enterprise solutions business.

The development of our enterprise solutions is affected by a variety of factors, which mainly include:

●	Our enterprise solutions are primarily initiated and established on our cooperation with Tencent Holdings Limited, or Tencent. For example, we help our clients put in place data-management platforms which are currently built primarily on Tencent Cloud and Enterprise WeChat Work. As a result, we rely on the functionality and stability of Tencent’s cloud and WeChat’s infrastructure in providing our enterprise solutions. In addition, we rely on Tencent’s proprietary API connections to gather and analyze customer data and create consumer profiles. Any disruption or termination of this cooperative relationship, including due to regulatory reasons or changes, could deteriorate our ability to operate our enterprise solutions, which could negatively affect our business, financial condition and results of operations. See “—Developments in U.S.-China relations, including any escalation of political or trade tensions, could negatively affect our business and the market for our ADSs.” for more information.
●	We may face increased competition in the enterprise solutions market. We may face competitions from local companies that are working on new cloud computing, artificial intelligence, business intelligence and digitalization service, and other types of enterprise solutions. We may also face potential competition from international SaaS companies, which have longer operating histories, greater financial, technical, marketing, distribution, professional services or other resources and greater name recognition. If we fail to upgrade our technologies and differentiate our enterprise solutions to effectively identify and address clients’ needs, our business, results of operations and prospects could be materially and adversely affected.

●	We have been making efforts to promote our enterprise solutions to clients in various industries, including through cross-selling or upselling to existing clients and referral from existing clients. We cannot assure you that these promotion and marketing efforts will be successful. As a result, the success of our enterprise solutions depends on the continued growth of these sectors. In addition, to the extent businesses do not find our enterprise solutions an effective or efficient way of customer management and to the extent there are any potential new developments in their sectors, our enterprise solutions may be less attractive to clients, and our results of operations and business growth prospects may be adversely affected.
●	We have been executing “SaaS+X” model in our enterprise solutions business. The development of our enterprise solutions business depends on our ability to generate and maintain ongoing, profitable client demand for our SaaS products and related operational services, including through the adaptation and expansion of our services in response to the ongoing technology changes. As a result, a significant reduction in such demand or an inability to deliver services in the evolving technological environment could materially affect our results of operations. In addition, since the margin of providing services is generally lower than providing pure SaaS products, our overall margin could be lower along with the ramp up of our “SaaS+X” model.

Our enterprise solutions business may face unexpected risks. If we are unable to successfully address new challenges and compete effectively, we may fail to develop a sufficient client base, or recover the costs incurred for developing this business. Consequently, our future financial performance and growth prospects in this segment could be materially and adversely affected.

A downturn in global economy could reduce the customers’ demand and their ability to pay for our solutions, which could materially and adversely affect our business and results of operations.

The global financial markets have experienced significant disruptions in the past decade. In particular, eruptions of regional tensions, such as the ongoing military conflict involving Ukraine and Russia, and the related sanctions against Russia, the Hamas-Israel conflict have resulted in major economic shocks worldwide and substantial volatility across global financial markets. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States, China and Europe. The Federal Reserve raised interest rate in the United States in order to combat inflation in 2023 and it intends to lower interest rate in 2024. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions. The spending, liquidity and financial conditions of our clients in China were adversely impacted. In the event that our clients fail to pay for our solutions in a timely manner, or at all, the recoverability of our accounts receivables could be adversely affected and we may have to make provisions or write off the relevant bad debt. Any prolonged slowdown in the global economy may further reduce client demand and spending for our solutions, cause delays in the payment and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs, which also leads to adopting other strategies on prioritizing cash, liquidity management and balanced resources allocation with our business growth.

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

Therefore, we cannot assure you that clients that have generated marketing spend on our platform in the past will continue to spend at similar levels or that they will continue to use our platform at all. We may not be able to replace clients which reduce or cease their usage of our platform with new clients that spend similarly on our platform. In addition, the total number of our marketers decreased by 25% from 2,464 in 2022 to 1,838 in 2023 due to the reduced budget of marketers in the challenging macro-economic environment and our strategical optimization of customer base.

If our existing clients do not continue to use or increase their use of our platform, or if we are unable to attract sufficient spend on our platform from new clients, our business and results of operations could be materially and adversely affected.

Loss of any marketing agency client may materially and adversely affect our business and results of operations.

We engage third-party marketing agencies to help source and serve some of our marketers. In 2023, we had 1,838 marketers. Among these marketers, 965 were represented by our marketing agency clients, which contributed a significant portion of our gross billing and net revenues. We do not have exclusive business arrangement with these marketing agencies. If we lose any marketing agency, we risk losing business from end marketers represented by that agency. In addition, some marketing agencies have their own business arrangements with content distribution channels and can directly connect marketers with such channels. Our business may suffer to the extent that marketing agencies and content distribution channels purchase and sell content distribution opportunities directly from one another or through intermediaries other than us. Loss of marketing agencies as our clients could materially and adversely affect our business and results of operations.

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

Our consistent access to attractive content distribution opportunities is crucial to our business. We primarily rely on third-party content distribution channels to access content distribution opportunities. Our content distribution channels are concentrated and primarily include online and mobile publishers, major search engines and ad exchanges, including those owned or operated by Tencent, Baidu, Google and Alibaba. Media costs for content distribution opportunities on Tencent, Baidu, Google and Alibaba channels in aggregate accounted for 55.5%, 56.0% and 83.1% of our media costs in 2021, 2022 and 2023, respectively. Media costs for content distribution opportunities on our largest and second largest channel partners accounted for 76.2% and 7.0% of our media costs in 2023, respectively. In addition, our contracts with content distribution channels are generally for a period of one year and do not impose long-term obligations requiring them to make their content distribution opportunities available to us on reasonable terms or at all. The loss of access to content distribution opportunities from one of those companies would negatively impact our ability to help marketers reach their audience.

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

Furthermore, our contracts with content distribution channels generally provide for certain rebates or incentives, generally calculated as a percentage of marketing spend, that we are entitled to for the market spending during the terms exceed the specified thresholds. Under some of our contracts, content distribution channels offer staggered levels of rebates or incentives to us depending on the amount of marketing spend we achieve during the period.

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

The development of our enterprise solutions depends on the clients’ interest, market acceptance and competitiveness, and macro-economic environment. If we fail to obtain a widespread acceptance, the number of our clients may decrease. We may also incur additional spending to further enhance our data analytics capabilities and our brand recognition and promotion, which could adversely impact our profitability. If our enterprise solutions fail to gain a widespread acceptance, our business, growth prospects and results of operations will also be materially and adversely affected.

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

In addition, we expect to experience a growth in the amount of data we process as we continue to develop new solutions and features to meet evolving marketer demands. As the amount of data and variables we process increases, the calculations that our algorithms and data engines must process become increasingly complex and the likelihood of any defect or error increases. To the extent our proprietary algorithms and data engines fail to accurately assess or predict a user’s interest in and interaction with, the relevant marketing content, or experience significant errors or defects, marketers may not achieve their marketing goals in a cost-effective manner or at all, which could make our platform less attractive to them, result in damages to our reputation and a decline of our market share and adversely affect our business and results of operations.

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

If we fail to maintain or renew the value-added telecommunication license, or fail to obtain other requisite license, or approvals or filings in China, the business carried out by certain consolidated entities may be materially and adversely affected.

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

In August 2019, Myhayo obtained the value-added telecommunication license that has a validity term of five years from the relevant local counterpart of the MIIT, which will be renewed in 2024. If we fail to maintain or renew the value-added telecommunication license, or fail to obtain any additional licenses and permits or make any records or filings required by new laws, regulations or executive orders in a timely manner or at all, we could be subject to liabilities or penalties, and we may have to change our business models, and our operations could be adversely affected. In addition, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention, which may require us to obtain new license and permits, or take certain actions that may adversely affect our business operations. We may not timely obtain or maintain all the required licenses or approvals or make all the necessary filings. Nor can we assure you that we will be able to timely address all the changes in policy, failure of which may subject us to liabilities or penalties, and our operations could be adversely affected.

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

In the European Union, or EU, to the extent it is applicable to the processing operations carried out in the course of our activities, the General Data Protection Regulation, or the GDPR, which became applicable on May 25, 2018, has a broad territorial scope affecting the processing of personal data by companies outside of the EU offering goods and services to, or monitoring the behavior of, individuals in the EU. The GDPR introduces new obligations for subject companies in the area of privacy and data protection. The GDPR implements more stringent legal and operational requirements for both processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, new rights for data subjects with respect to their data (including by enabling them to exercise rights to erasure and data portability), mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. The GDPR further provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could further limit our ability to use and share personal data and could require localized changes to our operating model. Under the GDPR, fines of up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be imposed in certain cases of non-compliance. To the extent the GDPR is applicable, the implementation of the GDPR may require amendments to our procedures and policies or the agreements we have with our service providers and clients, and these changes could impact our business by increasing its operational and compliance costs. The EU has also released a proposed Regulation on Privacy and Electronic Communications, or the e-Privacy Regulation, to replace the EU’s current Privacy and Electronic Communications Directive, or the e-Privacy Directive, to, among other things, achieve a greater harmonization among EU member states and better align the rules governing electronic communications (e.g., in relation to the use of cookies and other tracking technologies and protection against spam) with the requirements of the GDPR. While the ePrivacy Regulation became effective on May 25, 2018 (alongside the GDPR), European legislators are now in the process of finalizing the ePrivacy Regulation. The current draft of the ePrivacy Regulation imposes strict opt-in e-marketing rules with limited exceptions to business to business communications and significantly increases fining powers to the same levels as GDPR. Regulations of cookies and web beacons may lead to broader restrictions on our online activities, including efforts to understand followers’ internet usage and promote ourselves to them. Since the implementation of the GDPR in 2018, we have made tremendous efforts to comply and constantly adapt to the fast-evolving regulatory framework; for example, we have already revised our Data Processing Addendum (after invalidation of the Privacy Shield by the European Court of Justice, with the adoption of the new Standard contractual clauses by the European Union, and the recent adoption of the new UK standard contractual clauses by the United Kingdom). We are always actively working with our clients and partners towards ensuring up to date compliance.

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

For usage of our solutions, we may need to devote additional resources to improving our system infrastructure. In addition, we may need to appropriately scale our internal business systems and our services organization, including account servicing staff, to serve marketers’ demands. We cannot assure you these improvements and expansions to our infrastructure and staff will be fully or effectively implemented on a timely basis, if at all. Even if we are able to upgrade our systems and expand our staff, such expansion may be expensive and complex and require our management’s time and attention. We could also face inefficiencies or operational failures as a result of our efforts to scale our infrastructure and expand our staff. Any of these could impair the performance of our platform, reduce customer satisfaction and lead to client departure, which could harm our reputation and adversely affect our business and results of operations.

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

Clients of our enterprise solutions will depend on our support to resolve technical issues relating to our applications. We may be unable to respond quickly enough to accommodate short-term increases in their demand for support services. Increased demand for these services, without corresponding revenues, could increase costs and adversely affect our operating results. In addition, our sales can be highly dependent on our applications and business reputation and on positive recommendations from clients. Any failure to maintain high-quality technical support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation, our ability to sell our service offerings to existing and prospective customers, and our business, operating results and financial position.

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

As of December 31, 2023, we had 2 patents and 258 computer software copyrights in mainland China, and 98 registered trademarks in mainland China, Hong Kong, Singapore, Japan, Thailand and South Korea. We rely on a combination of trademark and trade secret laws, and contractual restrictions, including through confidentiality, non-disclosure and assignment of invention assignment agreements with our key employees, consultants and third parties with whom we do business, to establish, maintain and protect our proprietary information and other intellectual property. Policing any misappropriation, unauthorized use or reverse engineering our proprietary information and other intellectual property is difficult and costly and the steps we have taken may be inadequate. For example, contractual restrictions may be breached, and we may not succeed in enforcing our rights or have adequate remedies for any breach of laws or contractual restrictions. In addition, we may not be able to enter into agreements or arrangements with everyone who has access to our proprietary information or contributes to the development of our intellectual property. Moreover, our trade secrets may be disclosed to or otherwise become known or be independently developed by competitors, and in these situations, we may have no or limited rights to stop others’ use of our information.

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

Past and future acquisitions, strategic investments, partnerships or alliances could be difficult to integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value and adversely affect our business and results of operations. If we identify an appropriate acquisition candidate, we may not be successful in negotiating the terms and/or financing of the acquisition, and our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or client issues. Any acquisition or investment may require us to use significant amounts of cash, issue potentially dilutive equity securities or incur debt. In addition, acquisitions involve numerous risks, any of which could harm our business, including:

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

The termination of the proposed Merger and potential related legal proceedings may materially and adversely affect our business, results of operations and the market price of our ADSs.

On November 24, 2023, the Company entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with TSH Investment Holding Limited (“Parent”) and TSH Merger Sub Limited (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly-owned subsidiary of Parent (the “Merger”). On April 26, 2024, the Company (acting upon the recommendation of the special committee of our board of directors (the “Special Committee”) exercised its right to terminate the Merger Agreement and demanded Parent to pay the termination fee of US$1,800,000 (the “Parent Termination Fee”)). As a result of the termination of the Merger Agreement, the proposed Merger did not complete. As of the date of this annual report, the Company has not received the Parent Termination Fee from either Parent or Rise Chain Investment Limited (“Rise Chain”), even though the Company has sent notices to Rise Chain demanding it to pay the Parent Termination Fee pursuant to the Limited Guarantee executed between Rise Chain and the Company dated November 24, 2023. Although we have not instituted any legal proceedings against Parent and/or Rise Chain regarding the termination of the Merger Agreement and/or collection of the Parent Termination Fee, we may institute such legal proceedings in the future. These legal proceedings may result in substantial costs to us, including, without limitation, litigation-related costs and diverting the management’s attention as well as other resources away from our business. In addition, the outcome of legal proceedings generally, regardless of the merits, is inherently uncertain and there can be no assurances that we will prevail in the litigation against Parent and/or Rise Chain, and there is no assurance that we can successfully enforce the litigation judgement if we prevail. In addition, litigation may result in negative media attention, and may adversely affect our reputation, business, financial condition, results of operations and market price of our ADSs. Although difficult to quantify, we believe that the termination of the Merger Agreement has affected and may, together with potential related legal proceedings, in the future, materially and adversely affect our business, financial condition, results of operations and the market price of our ADSs.

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

Our management has concluded that our internal control over financial reporting was not effective as of December 31, 2023. We and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. These two material weaknesses identified relate to (1) the lack of sufficient accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements, and (2) the lack of an up-to-date manual of accounting policies and procedures to facilitate preparation of U.S. GAAP financial statements, which could result in adjustments to U.S. GAAP not identified in a timely and complete manner, causing material misstatements in the Company’s financial reporting. To remediate these two weaknesses, we have adopted the following measures to improve our internal control over financial reporting:

●	We have continued to put effort in further upskilling our existing financial reporting and accounting personnel with an appropriate understanding of U.S. GAAP and SEC reporting requirements to ensure there are sufficient resources in the financial reporting functions and to establish an ongoing program to provide sufficient and additional appropriate training to our financial reporting and accounting staff, especially trainings related to U.S. GAAP and SEC financial reporting requirements. For instance, we continue to require our existing financial reporting and accounting personnel to regularly attend U.S. GAAP and SEC reporting requirement training and workshops hosted by external organizations at least on an annual basis.
●	Furthermore, we sponsored our existing financial reporting and accounting personnel to complete external courses relating to U.S. GAAP and SEC reporting such that the financial reporting and accounting personnel can earn the necessary credentials to be qualified as certified public accountants in the U.S.
●	Besides, we have established clear roles and responsibilities for financial reporting and accounting personnel to address complex accounting and financial reporting issues.
●	In addition, we have formalized the procedures and controls regarding the financial reporting process and developed and implemented a comprehensive set of U.S. GAAP policies and standardized financial reporting procedures, including a manual of accounting policies and financial reporting checklists, to allow early detection, prevention and resolution of potential misstatements. However, we are in the process of further upskilling our existing financial reporting and accounting personnel to timely update the manual of accounting policies, and properly prepare and review financial statements and related footnote /disclosures based on U.S. GAAP and SEC reporting requirements.

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

Our business depends in part on providing marketers with solutions that they can trust, and we have contractual commitments to take reasonable measures to prevent marketer’s marketing content from appearing on undesirable websites. We use proprietary technologies and third party services to detect fraud and block inventory on websites with inappropriate content. However, technologies utilized by bad actors are constantly evolving. Preventing and combating fraud and inappropriate content requires constant vigilance and investment of time and resources. We may not always be successful in our efforts to do so. If we serve marketing content on websites that are objectionable to marketers, or inadvertently purchase content distribution opportunities for marketers that proves to be unacceptable for their marketing campaigns, such as fraudulent bot generated impressions, we may lose business and incur damages to our brand and reputation. In addition, we may be exposed to liabilities or the need to provide credits or refunds to our clients, and our business and results of operations may be harmed.

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

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations and adversely and materially affect our business and results of operations.

We are vulnerable to natural disasters, health epidemics and other calamities. For example, the COVID-19 pandemic began in early 2020 and continued for approximately three years, and significantly affected China and many other countries. We have been materially and adversely affected by the COVID-19 pandemic in the past three years, and changes we have made to our business may not be successful in dealing with the after-effects of the pandemic. In addition, our business could also be adversely affected by natural disasters and other calamities. Any of such occurrences in the regions we operate could cause severe interruption to our system, technology platform and operation, which may materially and adversely affect our ability to deliver solutions and services to customers, and our business and results of operations.

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

Increases in labor costs in the PRC may adversely affect our business and results of operations. Most of our employees are based in China. Chinese economy has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. This risk may be exacerbated by the uncertainties associated with the implementation of cost-saving initiatives. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

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

Events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. On March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the U.S. Federal Deposit Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023, Signature Bank was also placed into receivership. Further, on March 19, 2023, UBS agreed to take over Credit Suisse following interventions by the Swiss government, and on May 1, 2023, the California Department of Financial Protection and Innovation closed First Republic Bank, appointing the FDIC as receiver. A statement by the U.S. Department of the Treasury, the Federal Reserve and the FDIC indicated that all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts, however, borrowers under credit agreements, letters of credit and certain other financial instruments with SVB, Signature Bank or any other financial institution that is placed into receivership by the FDIC may be unable to access undrawn amounts thereunder.

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

After the abolishment of the foreign ownership restriction in advertising business, we had been transferring the advertising business previously operated by the VIE, OptAim Network, primarily consisting of our mobile marketing solution business, to our wholly-owned subsidiaries. As of December 31, 2018, our wholly-owned subsidiaries had replaced OptAim Network as contracting party for all our mobile marketing solution business. In November 2018, OptAim Network acquired Myhayo, a content distribution channel and a mobile content aggregator of articles and short videos in the PRC, which presents customized feeds to users via its mobile application. The mobile application operated by Myhayo allows users to earn points from their daily access, which could be used to redeem cash rewards. It is unclear whether Myhayo’s business model would render it a commercial operator of value-added telecommunication services under the relevant PRC laws, in which case Myhayo would be required to hold a value-added telecommunication license. In August 2019, Myhayo obtained the value-added telecommunication license that has a validity term of five years, which will be renewed in 2024. See “—Risk Related to Our Business and Industry—If we fail to maintain or renew the value-added telecommunication license, or fail to obtain other requisite license, or approvals or filings in China, the business carried out by certain consolidated entity may be materially and adversely affected.” Current PRC laws and regulations impose certain restriction on foreign investment in value-added telecommunication services. See “—Regulations—Regulations on Foreign Direct Investment in Value-Added Telecommunications Companies.” As a result, we acquired Myhayo through OptAim Network, the VIE. In June 2022, Zhiyunzhong (Shanghai) Technology Co., Ltd., one of the VIE entities, was wholly transferred from OptAim Network to another subsidiary of the Company, Anhui Zhiyunzhong Information Technology Co., Ltd..

In 2023, OptAim Network contributed 5.8% to our gross billing and 9.7% of our net revenues. We conduct our operations in China through our PRC subsidiaries and the VIE entities, with which we maintained these contractual arrangements. Investors in our ordinary shares or the ADSs are not purchasing equity interest in the VIE in China but instead are purchasing equity interest in a Cayman Islands holding company with no equity ownership of the VIE.

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

Under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment.

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

As our primary business is conducted in China, we are exposed to legal and other risks associated with our operations in China. The PRC government has significant authority to exert influence on the ability of a company with operations in China, including us, to conduct its business. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas or foreign investment in companies having operations in China, including us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless. Recently, the PRC government has initiated a series of regulatory actions and statements to regulate business operations in China such as filing requirements for China-based companies’ overseas securities offerings and listing, new measures to extend the scope of cybersecurity reviews and new laws and regulations related to data privacy and security, and expanded the efforts in anti-monopoly enforcement,. While we do not believe that these regulatory changes currently have any material impact on us, we will be required to comply with the filing requirements for our future securities offerings, which we cannot assure you that we will be able to complete in a timely manner, or at all.

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

In addition to political tensions, international trade disputes could result in tariffs and other protectionist measures that could adversely affect our business and investor sentiment. The U.S. initiated certain trade actions, primarily higher tariffs, against China beginning in early 2018 and China took certain actions in retaliation. Although the two countries reached the so-called “Phase One” trade deal in January 2020, the long-term stability of their trade relationship remains uncertain. Higher tariffs could increase the cost of goods and services, which could affect our customers’ marketing budget or lead to generally lower levels of economic activity. Due to various political developments, including a new administration in the U.S. government, however, it remains unclear whether any “Phase 2” agreement will be negotiated and how much economic relief from the trade war it will offer. The imposed tariffs may cause the depreciation of the RMB currency and a contraction of certain PRC industries that will likely be affected by the tariffs. As we are expanding our business internationally, any unfavorable government policies on international trade, such as capital controls or tariffs, could also affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation or regulations are implemented or if existing trade agreements are renegotiated, including in relation to political developments in the relationship, such changes could have an adverse effect on our business, financial condition and results of operations. In addition, any escalation in existing trade tensions or the advent of a trade war or related news or rumors, could affect consumer confidence and have a material adverse effect on our business, results of operations and, ultimately, the trading price of the ADSs.

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

Pursuant to the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our securities, including our ADSs, from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On June 1, 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCA Act following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As a result, we were not for the fiscal year of 2022, and do not expect to be for the fiscal year of 2023 or the foreseeable future, a Commission-Identified Issuer under the HFCA Act in respect of our annual report on Form 20-F. Pursuant to amendment made to the HFCA Act in 2022, the PCAOB may determine that it is unable to inspect or investigate completely registered public accounting firms in any foreign jurisdictions because of positions taken by any foreign authority, rather than an authority in the location in which the firms are headquartered or in which they have a branch or office, as was the case under the original version of the HFCA Act. However, the PCAOB stated that should PRC authorities obstruct the PCAOB’s ability to inspect or investigate completely in any way and at any point in the future, the PCAOB Board will act immediately to consider the need to issue new determinations consistent with the HFCA Act. While we currently do not expect the HFCA Act to prevent us from maintaining the trading of our ADSs in the U.S., uncertainties exist with respect to future determinations of the PCAOB in this respect and any further legislative or regulatory actions to be taken by the U.S. or Chinese regulators that could affect our listing status in the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our American Depositary Shares

The market price for our ADSs may be volatile.

Since our ADSs became listed on NASDAQ Global Market on December 21, 2017, the trading price of our ADSs has ranged from US$0.21 to US$19.10 per ADS (trading price presented here reflected actual trading price, without retrospectively applied ratio change). The trading prices of our ADSs are volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. Furthermore, as a result of the narrow band of our ADSs publicly available for trading, small trades can cause significant percentage changes in valuation in a short time period. Such volatility may affect the attitude of investors towards our securities, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ADSs.

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

In addition, the stock market in general, and the market prices for internet-related companies and companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative publicity of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis, the Russia-Ukraine conflict, the Hamas-Israel conflict, the economic recessions and deterioration in the credit market in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

Our ADSs may not comply with the minimum listing requirements of the NASDAQ.

Our ADSs are currently listed on the NASDAQ Global Market. In order to maintain listing on the NASDAQ, we must satisfy minimum financial and other continued listing requirements and standards. If we were not able to maintain compliance with this requirement or any other applicable listing standard of the NASDAQ, our ADSs would be subject to delisting. In the event that our ADSs are delisted from the NASDAQ and are not eligible for quotation or listing on another market or exchange, trading of our ADSs could be conducted only in the over-the-counter market established for unlisted securities such as OTC markets. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for our ADSs, which could cause the price of our ADSs to decline further. As a result, our ability to obtain adequate financing for the continuation of our operations would be substantially impaired, which could have a material adverse effect on our financial condition and results of operations.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the trading price of the ADSs and could diminish our cash reserves.

We announced a share repurchase program in December 2022 to purchase up to US$5 million of the ADSs, which has expired at the end of 2023. As of December 31, 2023, we repurchased approximately US$0.2 million of the ADSs under this share repurchase program. We may adopt new share repurchase program in the future. If adopted, our share repurchase program could affect the price of the ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of the ADSs. For example, the existence of a share repurchase program could cause the price of the ADSs to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for the ADSs. Additionally, our share repurchase program could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities. There can be no assurance that any share repurchases will enhance shareholder value because the market price of the ADSs or our ordinary shares may decline below the levels at which we determine to repurchase the ADSs or our ordinary shares. We cannot guarantee that any share repurchase program we adopt will be fully consummated or that it will enhance long-term shareholder value.

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

As of April 30, 2024, Mr. Jian Tang, our chairman of the board, chief executive officer and co-founder, and Mr. Sammy Hsieh, our director and co-founder, beneficially owned an aggregate of 4,385,078 Class B ordinary shares. As of the same date, Baozun Inc., or Baozun, beneficially owned 649,349 Class B ordinary shares. Due to the disparate voting powers associated with our dual-class share structure, Mr. Hsieh and Mr. Tang, collectively beneficially owned approximately 60.8%, and Baozun beneficially owned approximately 9.8%, of the aggregate voting power of the Company as of April 30, 2024. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Hsieh, Mr. Tang and Baozun will have considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our directors, officers and principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Our directors and officers collectively beneficially owned an aggregate of 60.8% of the total voting power of our outstanding ordinary shares as of April 30, 2024. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result, they have substantial influence over our business, including significant corporate actions such as change of directors, mergers, change of control transactions and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders, including ADS holders. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise.

We have granted, and may continue to grant, share incentives, which may result in increased share based compensation expenses.

We have granted, and may continue to grant, share incentives to employees, directors and advisors to incentivize their performance and align their interests with ours.

As of April 30, 2024, options to purchase 273,050 Class A ordinary shares were outstanding under our 2018 Plan, and they were vested and unexercised options.

As of April 30, 2024, 566,185 Class A ordinary shares were outstanding under our Post-IPO Plan, representing the shares underlying the unvested 566,185 restricted Class A ordinary shares units.

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

We believe we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our prior taxable year and there is significant risk that we will be a PFIC for our current taxable year and in future taxable years, which could subject United States investors in our ADSs or ordinary shares to significant adverse U.S. federal income tax consequences.

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

Based on our financial statements, the manner in which we conduct our business, the trading price of our ADSs, the value and nature of our assets and the sources and nature of our income, we believe we were a PFIC for our prior taxable year. Additionally, there is a significant risk that we will be a PFIC for our current taxable year and in future taxable years. The determination of whether we are a PFIC is made annually after the close of each taxable year. This determination is based on the facts and circumstances at that time, some of which may be beyond our control, such as the amount and composition of our income and the valuation and composition of our assets, including goodwill and other intangible assets, as implied by the market price of our ADSs and ordinary shares. In particular, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in market price of our ADSs and/or ordinary shares may cause us to be a PFIC in the current or subsequent taxable years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. As the PFIC tests must be applied at the end of each year, and the composition of our income and assets and the value of its assets may change over time, there can be no assurance that we will not be a PFIC for any year in which a U.S. Holder holds its stock.

If we are a PFIC in any taxable year, U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, the U.S. Holder generally will be required to continue to treat us as a PFIC for all succeeding years during which the U.S. Holder holds our ADSs or ordinary shares, even if we no longer satisfy the tests described above, unless the U.S. Holder makes a special “purging” election on U.S. Internal Revenue Service (“IRS”) Form 8621. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.” U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of holding ordinary shares or ADSs in a PFIC.

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

On November 24, 2023, the Company entered into the Merger Agreement with Parent and Merger Sub, pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly-owned subsidiary of Parent. On April 26, 2024, the Company (acting upon the recommendation of the Special Committee) exercised its right to terminate the Merger Agreement and demanded Parent to pay the Parent Termination Fee. As a result of the termination of the Merger Agreement, the proposed Merger did not complete. As of the date of this annual report, the Company has not received the Parent Termination Fee from either Parent or Rise Chain, even though the Company has sent notices to Rise Chain demanding it to pay the Parent Termination Fee pursuant to the Limited Guarantee executed between Rise Chain and the Company dated November 24, 2023. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The termination of the proposed Merger and potential related legal proceedings may materially and adversely affect our business, results of operations and the market price of our ADSs.” for more details.

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

Our solutions are enabled and supported by our extensive data set, sophisticated data analytics capabilities and cutting-edge technologies. We collect data from a wide variety of channels, including through our proprietary tracking tools, from our marketers, publishers and ad exchanges when managing marketing campaigns, and to a lesser extent, from third-party strategic partners. From our large volume of unstructured data, we construct context-rich user profiles, utilizing our proprietary audience profiling and segmentation technologies. These user profiles, which are updated and refined on a continuous basis, typically include information on a user’s attributes, such as his or her demographics, geographic location, device preference, spending history, personal interests and other online or offline behavioral patterns. As of March 31, 2024, we had analyzed approximately 2,675.1 million active profiled users or devices in terms of number of cookies that we place through internet browsers. Leveraging our sophisticated automation and deep learning technologies, we continually refine our big data analytics and update our user profiles to address the evolving needs of our clients, optimize the effectiveness of our solutions, and increase our operational efficiency while ensuring the stability of our data and platform as we scale up operations.

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

The success of our solutions is evidenced by our strong, diverse and recurring client base from a broad range of industry verticals, including but not limited to personal care and beauty, banking and finance, fashion, travel and hospitality, and food and beverage. Our clients primarily include large enterprises, from different geographic regions in and outside China.

For our marketing solutions, we generate revenues primarily from clients’ marketing spend through our platform as they utilize our solutions in cost-plus and specified action marketing campaigns, and to a less extent from incentives granted by the publisher under our sales agency arrangement. In 2021, 2022 and 2023, our revenue from marketing solutions amounted to US$242.6 million, US$106.0 million and US$86.5 million, respectively. The decrease from 2022 to 2023 was primarily because we strategically reduced lower-margin, higher-risk businesses within the marketing solutions segment. The uncertainties of the macro-economic environment also led to a broad-based advertising market slowdown in China.

For our enterprise solutions, we generate revenue primarily from the upfront, on-going subscription and service fees our clients pay. In 2021, 2022 and 2023, our revenue from business solutions amounted to US$65.1 million, US63.1 million and US$46.7 million, respectively. The decrease from 2022 to 2023 was primarily due to the weaker demand from clients on digitalization products and services in light of a slowdown of China’s economy and the uncertain macroeconomic conditions. In addition, we offered competitive pricing as a result of clients’ tightened IT budget.

The growth opportunities and driving force of our business also depend on the prosperity of the macro-economic environment, the marketing budget of medium and large customers, and our funds from external financing activities. China’s GDP growth rate for 2021, 2022 and 2023 is 8.5%, 3.0% and 5.2%. respectively. However, due to the uncertainties still existing in the macro-economic environment, many customers remain cautious in their advertising expenditure, and new investment in business digitalization. As a Chinese concept stock with small market capitalization, we are facing significant challenges in raising funds. We will closely monitor the needs and payment capabilities of our customers, to balance our own financial situation and cash position with business growth.

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

Our Data and Data Analytics Capabilities and Technologies

Our Data Assets

Our data assets are the backbone of our solutions and data analytics capabilities. We had analyzed approximately 2,675.1 million active profiled users or devices in terms of number of cookies that we place through internet browsers in China as of March 31, 2024. According to the China Internet Network Information Center, there were 1,092 million internet users in China as of December 31, 2023 and the number of mobile internet users in China had reached 1,091 million up to December 31, 2023.

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

We distill structured variables from large volume of unstructured data to construct context-rich user profiles. As of March 31, 2024, we analyzed approximately 2,675.1 million active profiled users or devices in terms of number of cookies that we place through internet browsers. We “pre-package” our user profiles into audience groups that can be utilized by specific industry verticals for precise targeting. Data involving our user profiles and audience groups are continuously fed into our content distribution opportunity matching process, enabling marketers to make cost-efficient decisions on real-time audience engagement opportunities and continuously optimize these decisions to access and activate their target audience through different channels.

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

Our Content Distribution Channels and Social Medial Platform Partners

For our marketing solutions, we provide marketers with one-stop access to a wide variety of cross-channel content distribution opportunities in China through our deep relationship with content distribution channel partners, which primarily include mobile and online publishers, major search engines and ad exchanges. For example, we purchase or promote content distribution opportunities on content distribution channels, including premium channels such as Tencent, Baidu, Google and Alibaba. Media cost for content distribution opportunities on Tencent, Baidu, Google and Alibaba channels in aggregate accounted for 55.5%, 56.0% and 83.1% of our media costs in 2021, 2022 and 2023, respectively. Media cost for content distribution opportunities on our largest and second largest channel partners accounted for 76.2% and 7.0% of our media cost in 2023, respectively.

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

Our Clients

We sell our solutions primarily by entering into sales contracts with marketers, marketing agencies or other merchants. We enter into marketing campaign contracts with marketers and marketing agencies for our marketing solutions and service contracts with merchants, many of who are also our marketers for our enterprise solutions. We treat entities which enter into sales contracts with us and incur spending during the relevant period as our clients. Therefore, we count specific sub-brands or divisions within the same brand or holding company as distinct clients so long as we have signed campaign contracts with different entities. For our marketing solutions, our clients include both marketers who have direct contractual relationships with us, or direct marketer clients, and marketing agency clients. Our “end marketers,” or “marketers” comprise marketers we serve, either directly or through marketing agencies, regardless if they have direct contractual relationship with us. In 2023, we had 1,838 marketers, including 965 marketers represented by our marketing agency clients.

Our marketers span a diverse array of industry segments, with gaming, entertainment and media, personal care and beauty, e-commerce, education & training, and automobile and petroleum being among the top five in terms of gross billing contribution in 2023. They also feature companies of different sizes. Our marketers come from a variety of regions, with headquarters in Europe, North America, or Asia. In determining the geographic classification of revenue, we look at the geographic location of our subsidiaries or the VIE entities which executed the marketing campaign contract. Our subsidiaries or the VIE entities in mainland China generally are our signing entities for marketing campaign contracts with clients which are based in mainland China. Our Singapore subsidiary generally is our signing entity for marketing campaign contracts with clients based in Southeast Asia. Our Hong Kong subsidiaries generally are our signing entities for marketing campaign contracts with other clients.

Our gross billing per client decreased by US$177,052, or 54%, from US$328,870 in 2021 to US$151,818 in 2022, while slightly decreased by US$2,205, or 1%, from US$151,818 in 2022 to US$149,613 in 2023. Relatedly, the total number of clients that we served decreased by 23% from 2,423 in 2021 to 1,859 in 2022, and decreased by 27% from 1,859 in 2022 to 1,350 in 2023. The decreases in gross billing per client and the total number of clients from 2022 to 2023 were primarily due to our continued strategy of reducing lower-margin and higher-risk businesses in the marketing solutions segment.

In 2021 and 2022, we did not derive over 10% of our net revenues from a marketer. In 2023, we derived 11% of our net revenues from a marketer in the banking and finance industry.

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

Supporting our sales and business development team are our account managers under our operational support team, who help maintain and grow the accounts of our clients. While our intuitive user interfaces are designed to enable clients to easily deploy and utilize our solutions themselves with minimal customer support, we make online and telephonic helpdesk facilities available and provide onsite engineering support to clients and also assign account managers for our direct marketer clients and some of our marketing agency clients. Our account managers provide consultative services on the use of our solutions, and in addition, for our managed service clients, more in-depth servicing on campaign planning, execution and result measurement and analysis. As of December 31, 2023, we had 488 employees for sales, business development and account management.

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

As of December 31, 2023, we had 2 patents and 258 computer software copyrights in China, and 98 registered trademarks in mainland China, Hong Kong, Singapore, Japan, Thailand and South Korea.

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

Regulations on Advertising Business

The Advertising Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on April 24, 2015 and became effective on September 1, 2015 and was amended on October 27, 2018, is the principal law regulating our business. This law regulates contents of advertisements, codes of conduct for advertising, and the supervision and administration of advertising industry. It also stipulates that advertisers, advertising operators, and advertisement publishers shall abide by the Advertising Law and other laws and regulations, be honest and trustworthy, and compete in a fair manner in advertising business. According to the Advertising Law, advertising operators and advertisement publishers shall examine the relevant certification documents and verify the contents of advertisements in accordance with laws and regulations. According to the Advertising Law, if advertising operators know or should have known the content of the advertisements is false or deceptive but still provide advertising design, production and agency services in connection with the advertisements, they might be subject to penalties, including confiscation of revenue and fines, and the competent PRC authority may suspend or revoke their business licenses. In addition, the Regulations on the Administration of Advertisement, promulgated by the State Council on October 26, 1987 requires the advertising operators to submit applications to the industry and commerce authorities for approval and registration. During the course of business, advertising operators are required to check papers or certificates and examine the contents of advertisements. According to this regulation, advertising operators may not publish, broadcast, install or post any advertisements which violate the provisions of the relevant regulations.

On July 4, 2016, the State Administration for Industry and Commerce, or the SAIC, promulgated the Interim Measures for the Administration of Internet Advertising, or Interim Measures on Internet Advertising to regulate advertising activities conducted via the internet. According to the Interim Measures on Internet Advertising, advertisements published or distributed via the internet shall not interfere with users’ normal use of the internet. For example, advertisements published on web page pop-up windows or in others forms shall be clearly marked with a “close” sign to give the users an opportunity to close them out. No entity or individual may induce users to click on the contents of an advertisement through deception. An internet advertisement publisher or advertising operator, shall establish and maintain an acceptable registration, examination and file management system for its advertisers; examine, verify and record the identity information of each advertiser. The Interim Measures on Internet Advertising also require internet advertisement publishers and advertising operators to verify related supporting documents, check the contents of the advertisement and prohibit them from designing, producing, providing services or publishing any advertisement if the content and the supporting documents do not match each other or the documentary evidence thereof are insufficient.

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

Regulations on Internet Information Service

There are several principal regulations on internet information service business, including (i) the Telecommunications Regulations of the People’s Republic of China, promulgated by the State Council on September 25, 2000 and most recently amended on February 6, 2016, (ii) the Administrative Measures on Internet Information Services, promulgated by the State Council on September 25, 2000 and most recently amended on January 8, 2011, or the Internet Measures, and (iii) the Catalogue of Telecommunication Services, issued by the State Council on September 25, 2000, and most recently amended by the MIIT on June 6, 2019. According to the Internet Measures, “internet information services” include provision of information services through the internet to internet users. Since we have websites that provide information, including description of our business and solutions, to online users, we are deemed to be providing “internet information service,” and are therefore subject to these regulations on internet information services. Pursuant to the Internet Measures, there are two categories of internet information services, namely, services of an operative nature and services of a non-operative nature. The Internet Measures require providers of operative internet information services to obtain an operating permit and impose certain restrictions on the percentage of foreign ownership in such providers. Our business does not involve the provision of operative internet information services, and therefore, we are not required to obtain any operating permits or subject to foreign ownership restrictions under these regulations. In accordance with the Internet Measures, we shall complete a filing process for our website, which has been done.

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

Furthermore, the Guidance Catalog of Industries for Foreign Investment, or the Foreign Investment Catalog, the latest version of which was promulgated jointly by MOFCOM and the National Development and Reform Commission, or the NDRC, on June 28, 2017 and became effective on July 28, 2017, classifies businesses into three categories with regard to foreign investment:(i) ”encouraged,” (ii) ”restricted,” and (iii) ”prohibited.” The latter two categories are included in the negative list (Negative List, which was most recently amended on December 27, 2021), which was first introduced into the Foreign Investment Catalog in 2017, and listed, in a unified manner, the restrictive measures for the entry of foreign investment. Industries that are not listed in the Foreign Investment Catalog or the Special Administrative Measures are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations. Our business falls under value-added telecommunications services, which are listed under the Special Administrative Measures.

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

In December 2012, the Decision on Strengthening Network Information Protection promulgated by the Standing Committee of the National People’s Congress emphasized the need to protect electronic information that contains personal identification information and other private data. The decision requires internet information service providers to establish and publish policies regarding the collection and use of personal electronic information, to take necessary measures to ensure the security of the information and to prevent leakage, damage or loss.

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

Domain Name

The MIIT promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Name promulgated by MIIT on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holders of such domain names upon the completion of the registration procedure. These measures are formulated with reference to the norms on administration of internet domain names worldwide, for the purposes of promoting the healthy development of China’s internet sector and guaranteeing the safe and reliable operation of the internet domain name system in the PRC.

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

The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations, which significantly affects the cost of reducing workforce for employers. Employers in most cases are required to provide a severance payment to their employees after their employment relationships are terminated.

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

The Foreign Investment Law does not mention the relevant concept and regulatory regime of VIE structures, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. Under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment.

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

The following chart illustrates our company’s organizational structure, including our principal subsidiaries and consolidated affiliated entities as of April 30, 2024:

iClick Interactive Asia Group Limited (Cayman Islands)
100%
100%
100%
100%
100%
CMRS Group Holding Limited (Hong Kong)
100%
Optimix Media Asia Limited (Hong Kong)
RC Changyi Company Limited (BVI)
Diablo Holdings Corporation (BVI)
OptAim Ltd. (Cayman Islands)
Optimal Power Limited (BVI)
100%
HBV Changyi Company Limited (BVI)
0.39%
100%
Beyond Digital Solutions Limited (Hong Kong)
100%
100%
iClick Interactive (Singapore) Pte. Ltd. (Singapore)
6.83%
100%
OptAim (HK) Limited (Hong Kong)
100%
100%
100%
CMRS Digital Solutions Limited (Hong Kong)
100%
iClick Interactive Asia Limited (Hong Kong)
100%
Harmattan Capital Holdings Corporation (BVI)
Full Lucky International Limited (Hong Kong)
Dragon Force Global Limited (BVI)
SociaLink Consultancy Limited (Hong Kong)
100%
100%
100%
100%
Digital Marketing Group Limited (Hong Kong)
Performance Media Group Limited (Hong Kong)
Tetris Media Limited (Hong Kong)
80%
CruiSo Digital Solutions Limited (Hong Kong)
49.62%
100%
Turbo Summit Holdings Limited (Hong Kong)
100%
100%
100%
MCZ Holdings Limited (BVI)
100%
100%
100%
CruiSo Directions Limited (Hong Kong)
YYDCY Limited (Hong Kong)
China Search (Asia) Limited (Hong Kong)
100%
Offshore
100%
100%
PRC
Guangzhou Kushu Information Technology Co., Ltd.
iClick Data Technology (Beijing Limited)
Tetris (Shanghai) Data Technology Co., Ltd.
Changyi (Shanghai) Information Technology Co., Ltd.
Search Asia Technology (Shenzhen) Co., Ltd.
OptAim (Beijing) Information Technology Co., Ltd.
100%
43.16%
Anhui Zhiyunzhong Information Technology Co., Ltd.
100% VIE CONTROL
100%
100%
100%
100%
100%
Beijing OptAim Network Technology Co., Ltd.
Tetris Information Technology (Shanghai) Co., Ltd.
Xi'an Changzhan Information Technology Ltd.
Anhui Aizhishu Information Technology Co., Ltd.
Guangzhou Changyi Information Technology Co., Ltd.
Zhiyunzhong (Shanghai) Technology Co., Ltd.
36.8%
Anhui Myhayo Technology Co., Ltd.
100%
Shanghai Myhayo Technology Co., Ltd.
Equity Interest
Contractual arrangements, including the third amended and restated equity pledge agreement, power of attorney, a spousal consent, an exclusive business cooperation agreement, and the third amended and restated exclusive call option agreement

(1)	The nominee shareholder of OptAim Network is Mr. Jian Tang, who is our co-founder, chairman of the board and chief executive officer.

We conduct substantially all our operations through the following consolidated subsidiaries:

●	iClick Interactive Asia Limited: primarily focusing on providing online advertising, SaaS products and services to Hong Kong and overseas clients
●	Tetris Media Limited and Tetris Information Technology (Shanghai) Co., Ltd.: primarily focusing on providing online advertising, SaaS products and services. The business in Tetris Media Limited to Hong Kong and overseas clients are gradually being transferred to iClick Interactive Asia Limited
●	Performance Media Group Limited: primarily focusing on providing online advertising services to Hong Kong clients
●	Tetris (Shanghai) Data Technology Co., Ltd.: primarily focusing on providing online advertising, SaaS products and services to PRC clients
●	China Search (Asia) Limited and its subsidiary: promoting content distribution opportunities for the publisher under our sales agency arrangement
●	iClick Interactive (Singapore) Pte. Ltd: primarily focusing on providing online advertising services to Singapore and other overseas clients
●	iClick Data Technology (Beijing) Limited (previously named iClick Interactive (Beijing) Advertisement Co., Ltd.): primarily focusing on providing our online advertising, SaaS products and services to PRC clients, through itself, and the VIE entities
●	Anhui Zhiyunzhong Information Technology Co., Ltd.: primarily focusing on providing mobile online advertising to PRC clients
●	OptAim (Beijing) Information Technology Co., Ltd.: primarily focusing on providing mobile online advertising, SaaS products and services to PRC clients
●	Beijing OptAim Network Technology Co., Ltd., the VIE, and its subsidiaries, Shanghai Myhayo Technology Co., Ltd. and Anhui Myhayo Technology Co., Ltd.: primarily focusing on providing mobile online advertising services and mobile content distributions to PRC clients
●	Changyi (Shanghai) Information Technology, Ltd. and its subsidiaries: primarily focusing on providing SaaS products and services
●	Optimal Power Limited and its subsidiaries: primarily focusing on providing online advertising
●	CMRS Group Holding Limited and its subsidiaries: primarily focusing on promoting online advertising, social media, KOLs and smart content generation services

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

Our headquarters, principal executive office and some subsidiaries are located in Hong Kong, in an approximately 2,300 square-meter facility, under certain lease agreements expiring on or before August 1, 2025. As of December 31, 2023, we leased approximately 8,500 square-meter office space in China located in Beijing, Shanghai, Shenzhen, Hefei, Xi’an and Guangzhou which primarily carry out the functions of technology and data engineering, sales and business development and operation support. Outside of mainland China and Hong Kong, we also have subsidiaries or sales offices in Singapore, Taiwan, Thailand and London.

We lease all of our facilities and do not own any real property. Our leases will expire from 2024 to 2026, and we have renewed leases that expired on or before the date of this annual report. We believe that our current facilities are suitable and adequate to meet our current needs. If we require additional space, we expect to be able to obtain additional facilities on commercially reasonable terms.

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

ITEM 5A.OPERATING RESULTS

Key Factors Affecting Our Results of Operations

We believe the key factors affecting our financial condition and results of operations include the following:

●	Our ability to expand lower-risk, higher-margin business within marketing solutions and enterprise solutions segments;
●	Our ability to implement “SaaS+X” model;
●	Our ability to raise funds from financing activities to support business;
●	Our revenue models;
●	Our ability to optimize client base and increase client spending;
●	Our ability to enlarge audience data set, strengthen data analytics capabilities and innovate technologies; and
●	Seasonality;

Our Ability to Expand Lower-Risk, Higher-Margin Businesses within Marketing Solutions and Enterprise Solutions Segments

Our future profitability depends on capturing marketing spend in China from lower-risk and higher-margin clients. We depend on third-party content distribution channels to access distribution opportunities. To expand our content network, we must develop and enhance partnership with distribution channels, which requires generating sufficient client marketing spend on these channels. We complement these efforts with our extensive data, sophisticated analytics, and cutting-edge technologies.

Our future profitability also depends on our ability to expand our enterprise solutions with higher-margin clients. Since May 2018, we started to offer enterprise solutions and have gradually scaled up our enterprise solution business. In 2023, net revenues from enterprise solutions accounted for 35% of our total net revenues, compared with 37% in 2022 and 21% in 2021. The markets for certain of our offerings remain relatively new and it is uncertain whether our efforts, and related investments, will ever result in significant profits for us. Also, if we are unable to develop enhancements to and new features for our existing services that keep pace with rapid technological developments, our business could be impacted. The budget and spending from clients on SaaS products and services could be impacted by macro-economic environment The success of our development, and implementation of new features and services depends on several factors, including the timely completion, introduction and market acceptance of the feature, service or enhancement by customers, administrators and developers, as well as our ability to integrate all of our service offerings and develop adequate selling capabilities in this new market. Failure in this regard may significantly impair our revenue growth as well as negatively impact our operating results if additional costs are not offset by additional revenues.

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

Our Ability to Optimize Client Base and Increase Client Spending

Our growth and profitability are dependent upon our ability to optimize our client base and increase our clients’ spending related to marketing and customer management. Since 2022, we have been strategically reducing lower margin and higher risk businesses and continued to perform comprehensive review of our client base to improve liquidity. The budget and spending from clients on SaaS products and services have been significantly impacted by COVID-19 pandemic and macro-economic environment.

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

	Year Ended December 31,
	2021		2022		2023
		(% of total		(% of total		(% of total
	(US$ in	gross	(US$ in	gross	(US$ in	gross
	thousands)	billing)	thousands)	billing)	thousands)	billing)
Operating metrics:
Gross billing from marketing solutions	727,340	91.3	217,364	77.0	154,077	76.3
Gross billing from enterprise solutions	69,512	8.7	64,865	23.0	47,901	23.7
Total	796,852	100.0	282,229	100.0	201,978	100.0

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

Our gross billing decreased to US$282.2 million in 2022 and decreased from US$282.2 million in 2022 to US$202.0 million in 2023. The decrease in 2023 was primarily due to our ongoing strategic scale-down of the marketing solutions businesses and uncertainties in macro-economic environment.

Gross billing derived from our sales agency arrangement was US$16.8 million, US$11.1 million and US$9.0 million in 2021, 2022 and 2023, respectively, none of which was recognized as net revenues for the respective periods.

Gross billing derived from our cost-plus marketing campaigns was US$498.2 million, US$111.8 million and US$65.2 million in 2021, 2022 and 2023, respectively, out of which US$26.1 million, US$8.9 million and US$4.8 million was recognized as net revenues for the respective periods.

Gross billing derived from our specified action marketing campaigns was US$212.4 million, US$94.5 million and US$79.9 million in 2021, 2022 and 2023, respectively, all of which was recognized as net revenues for the respective periods.

Gross billing derived from our enterprise solutions was US$69.5 million, US$64.9 million and US$47.9 million in 2021, 2022 and 2023, respectively, out of which US$65.1 million, US$63.1 million and US$46.7 million was recognized as net revenues for the respective periods.

Our gross billing per client decreased by US$177,052, or 54%, from US$328,870 in 2021 to US$151,818 in 2022, while slightly decreased by US$2,205, or 1%, from US$151,818 in 2022 to US$149,613 in 2023. The total number of our clients decreased by 23% from 2,423 in 2021 to 1,859 in 2022 and decreased to 1,350 in 2023. The decreases in gross billing per client and the total number of clients from 2022 to 2023 were primarily due to our continued strategy of reducing lower-margin, higher-risk businesses in marketing solutions segment.

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

	Year Ended December 31,
	2021		2022		2023
	(US$ in	(% of net	(US$ in	(% of net	(US$ in	(% of net
	thousands)	revenues)	thousands)	revenues)	thousands)	revenues)
Net revenues	307,702	100.0	169,080	100.0	133,217	100.0
Cost of revenues	(218,549)	(71.0)	(173,212)	(102.4)	(98,375)	(73.8)
Gross profit/(loss)	89,153	29.0	(4,132)	(2.4)	34,842	26.2
Operating expenses
Research and development expenses	(9,527)	(3.1)	(9,216)	(5.5)	(7,548)	(5.7)
Sales and marketing expenses	(52,872)	(17.2)	(44,613)	(26.4)	(37,213)	(27.9)
General and administrative expenses	(39,643)	(12.9)	(51,668)	(30.6)	(28,055)	(21.1)
Impairment of long-lived assets	—	—	(4,403)	(2.6)	(2,837)	(2.1)
Impairment of goodwill	—	—	(80,137)	(47.4)	—	—
Total operating expenses	(102,042)	(33.2)	(190,037)	(112.4)	(75,653)	(56.8)
Operating loss	(12,889)	(4.2)	(194,169)	(114.8)	(40,811)	(30.6)
Interest income	824	0.2	1,478	0.9	2,035	1.5
Interest expense	(4,089)	(1.3)	(2,057)	(1.2)	(1,428)	(1.1)
Other gains/(losses), net	2,203	0.7	(19,165)	(11.4)	2,042	1.5
Loss before share of loss from an equity investee and income tax expense	(13,951)	(4.6)	(213,913)	(126.5)	(38,162)	(28.7)
Share of loss from an equity investee	(107)	(0.0)	(75)	(0.0)	(61)	(0.0)
Income tax (expense)/credit	(2,540)	(0.8)	11,182	6.6	(647)	(0.5)
Net loss	(16,598)	(5.4)	(202,806)	(119.9)	(38,870)	(29.2)

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

We record incentives from the publishers under the sales agency arrangement as net revenues. We consider the publishers to be our customers under the sales agency arrangement. The amount of such incentives is determined based on a variety of factors, including yearly market spending at the publishers’ platforms. Under our sales agency arrangement, we do not receive any rebate from the publishers. Net revenues from our sales agency arrangement, which equal the incentives received from the publishers under the sales agency arrangement were US$4.2 million, US$2.6 million and US$1.8 million, in 2021, 2022 and 2023, respectively.

We record service fees, net of media costs and rebates and discounts to clients for cost-plus marketing campaigns, as net revenues. We consider these clients to be our customers for cost-plus marketing campaigns. Service fees are generally calculated as a percentage of media cost. Such percentage is negotiated on a client-by-client, and campaign-by-campaign basis. Rebates received from the publishers for cost-plus marketing campaigns are recorded as net revenues. Net revenues from our cost-plus marketing campaigns were US$26.0 million, US$8.9 million and US$4.8 million, in 2021, 2022 and 2023, respectively.

We record the aggregate gross dollar amount that our clients spend through our platform for specified action marketing campaigns, which includes media cost, as net revenues. We consider these clients to be our customers for specified action marketing campaigns. We charge our clients for specified actions, such as when a user clicks on their marketing messages, or a CPC pricing model, or when their marketing messages are displayed, or a CPM pricing model. Rebates received from publishers for specified action marketing campaigns are recorded as deduction of cost of revenues. Net revenues from our specified action marketing campaigns were US$212.4 million, US$94.5 million and US$79.9 million, in 2021, 2022 and 2023, respectively.

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

Starting from 2019, we also generate revenue from SaaS products which are cloud-hosted software offering enterprise solutions to customers through provision of software licenses and retail and CRM solutions. Revenues under this arrangement primarily consist of fees for (i) licensing to provide customers with access to one or more of the existing cloud applications for e-commerce, marketing and customer management, (ii) the development of new cloud applications customized for individual customer, and (iii) various combinations of technical support, maintenance services and digitalized operational services provided by us. Net revenues from our enterprise solutions were US$65.1 million, US$63.1 million and US$46.7 million, in 2021, 2022 and 2023, respectively.

The table below shows our net revenues breakdown for our marketing solutions, and enterprise solutions for the periods presented.

	Year Ended December 31,
	2021		2022		2023
	(US$ in	(% of net	(US$ in	(% of net	(US$ in	(% of net
	thousands)	revenues)	thousands)	revenues)	thousands)	revenues)
Net revenues from marketing solutions	242,610	78.8	105,956	62.7	86,481	64.9
Net revenues from enterprise solutions	65,092	21.2	63,124	37.3	46,736	35.1
Total net revenues	307,702	100.0	169,080	100.0	133,217	100.0

In 2021, 2022 and 2023, US$77.5 million, US$18.6 million and US$6.5 million rebates were received from publishers under cost-plus marketing campaigns, respectively, which were recognized as net revenues for our marketing solutions, representing 31.9%, 17.5% and 7.6%, of our net revenues in respective periods. Of these rebates, US$0.2 million, US$45 thousand and US$18 thousand were received under cost-plus marketing campaigns from the publisher for which we acted as its sales agent under our sales agency arrangement in respective periods.

In 2021, 2022 and 2023, US$5.1 million, US$3.4 million and US$2.6 million incentive revenues were received from publishers under our sales agency arrangement, respectively, which were recognized as net revenues for our marketing solutions, representing 2.1%, 3.2% and 3.0% of our net revenues in respective periods. These exclude US$0.2 million, US$45 thousand and US$18 thousand rebates that were received under cost-plus marketing campaigns from the publisher for which we acted as its sales agent under our sales agency arrangement in respective periods.

In 2021, 2022 and 2023, we granted rebates and discounts of US$76.2 million, US$15.6 million and US$7.5 million, respectively, to marketers and marketing agencies under our cost-plus and specified action marketing campaigns for our marketing solutions, which were recognized as reduction of revenue in respective periods, representing 31.4%, 14.7% and 8.7% of our net revenues in respective periods. Of these rebates and discounts we granted, US$15.1 million, US$2.9 million and US$4.1 million was in connection with our specified action (i.e., gross) marketing campaigns in respective periods, and US$61.1 million, US$12.7 million and US$3.4 million, were in connection with our cost-plus (i.e., net) marketing campaigns in respective periods.

We have a diverse client base in terms of the geographic location of our clients’ or marketers’ headquarters as we help them, especially multinational marketers, navigate through the fragmented online marketing landscapes in mainland China to identify and reach their potential audience. In determining the geographic classification of our revenue, we look at the geographic location of our subsidiary or the VIE entities which executed the marketing campaign contract. Our subsidiaries or the VIE entities in mainland China generally are our signing entities for marketing campaign contracts with clients which are based in mainland China. Our Singapore subsidiary generally is our signing entity for marketing campaign contracts with clients based in Southeast Asia. Our Hong Kong subsidiaries generally are our signing entities for the other clients. Our clients are primarily based in mainland China. Our net revenues from clients in mainland China decreased from 2021 to 2022, and decreased to 2023 as a result of our strategic move to unwind lower-margin, higher-risk marketing solutions businesses, uncertainties around the macro-economic environment after the pandemic, and increased competition in the SaaS market. In 2021, 2022 and 2023, we derived 17.2%, 17.1% and 17.6% of our net revenues from outside mainland China, respectively. The table below shows our net revenues breakdown by geographic region for the periods presented.

	Year Ended December 31,
	2021		2022		2023
	(US in	(% of net	(US in	(% of net	(US in	(% of net
	thousands)	revenues)	thousands)	revenues)	thousands)	revenues)
Mainland China	254,874	82.8	140,211	82.9	109,726	82.4
Hong Kong	52,599	17.1	28,661	17.0	23,028	17.3
Others	229	0.1	208	0.1	463	0.3
Total net revenues	307,702	100.0	169,080	100.0	133,217	100.0

Cost of Revenues

The table below sets forth a breakdown of our cost of revenues for the periods indicated:

	Year Ended December 31,
	2021	2022	2023

	(US$ in thousands)
Cost of revenues:
Marketing solutions	(194,912)	(138,140)	(67,115)
Enterprise solutions	(23,637)	(35,072)	(31,260)
Total cost of revenues	(218,549)	(173,212)	(98,375)

Cost of revenues for our marketing solutions primarily consists of:

●	Media cost in connection with specified-action marketing campaigns. Media cost refers to cost we pay to publishers for acquisition of content distribution opportunities, which is partially offset by rebates we receive from publishers in specified-action marketing campaigns. Media cost represented 88.1%, 50.5% and 67.8% of our cost of revenues in 2021, 2022 and 2023, respectively.

●	Impairment of intangible assets. The impairment in 2022 was primarily related to premium media licensing assets, due to (i) a decline in marketers’ advertising budget, and their potential liquidity issue and difficulty to settle trade debts, due to a broad-based slowdown in China’s advertising market, uncertainties around the macroeconomic condition with tightening regulatory environment that affected our clients in certain industry sectors, (ii) our strategic scale-down of lower margin, higher risk marketing solutions business. It represented 28.3% of our cost of revenues in 2022. The impairment in 2023 was primarily related to intangible assets as a result of net losses during the year. It represented 0.2% of our cost of revenues in 2023. We did not incur any impairment of intangible assets under cost of revenues in 2021.

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

	Year Ended December 31,
	2021		2022		2023
	(US$ in	(% of net	(US$ in	(% of net	(US$ in	(% of net
	thousands)	revenues)	thousands)	revenues)	thousands)	revenues)
Operating expenses	(102,042)	(33.2)	(190,037)	(112.4)	(75,653)	(56.8)
Research and development expenses	(9,527)	(3.1)	(9,216)	(5.5)	(7,548)	(5.7)
Sales and marketing expenses	(52,872)	(17.2)	(44,613)	(26.4)	(37,213)	(27.9)
General and administrative expenses	(39,643)	(12.9)	(51,668)	(30.6)	(28,055)	(21.1)
Impairment of long-lived assets	—	—	(4,403)	(2.6)	(2,837)	(2.1)
Impairment of goodwill	—	—	(80,137)	(47.4)	—	—

●	Research and development expenses. Research and development expenses consist primarily of (i) salary and welfare for research and development personnel, (ii) server hosting and internet expenses, and (iii) consulting expenses.
●	Sales and marketing expenses. Sales and marketing expenses consist primarily of (i) salary and welfare expenses, and (ii) marketing and promotional costs.
●	General and administrative expenses. General and administrative expenses consist primarily of (i) salary and welfare for general and administrative personnel, (ii) provision for bad debt and other receivables, and (iii) audit, legal and other professional service fees.
●	Impairment of long-lived assets and goodwill. Impairment of long-lived assets consists of impairment of property and equipment, right-of-use assets and intangible assets. Impairment of goodwill was recorded under marketing solutions and enterprise solutions segment. The impairment of long-lived assets and goodwill impairment under marketing solutions reporting unit in 2022 were as a result of (i) a decline in marketers’ advertising budget, and their potential liquidity issue and difficulty to settle trade debts, due to a broad-based slowdown in China’s advertising market, uncertainties around the macroeconomic condition and tightening regulatory environment that affected our clients in certain industry sectors, and (ii) our larger scale strategic scale-down of lower margin, higher risk marketing solutions business as we prioritized growth focus and resource allocation in light of the challenges in obtaining additional financing. The goodwill impairment under enterprise solutions reporting unit in 2022 was as a result of (i) our clients’ tightened IT budget and reduced spending on digitalization products and services in light of a slowdown of China’s economy and the uncertain macroeconomic conditions, (ii) increased competition in the SaaS market, in response to which we revisit our pricing strategy and enhance our research and development capacity, and (iii) limited additional equity financing from the capital market and debt financing from banks, which hinder our business expansion to new markets. The impairment of long-lived assets in 2023 was as a result of net losses during the year.

Other Gains/(Losses), Net

Other gains/(losses), net consist primarily of (i) forfeited from receipt in advance, (ii) government subsidy income, (iii) net exchange gains/(losses), (iv) impairment on long-term investments, and (v) fair value gains/(losses) on short-term investments.

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

We are subject to value added tax, or VAT, at a rate of 6% on the services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. VAT has been phased in since August 2013 to replace the business tax that was previously applicable to the services we provide. During the periods presented, we were not subject to business tax on the services we provided.

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

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net Revenues

Our net revenues decreased by US$35.9 million, or 21%, from US$169.1 million in 2022 to US$133.2 million in 2023.

Net revenues from our marketing solutions revenues decreased by US$19.5 million, or 18%, from US$106.0 million in 2022 to US$86.5 million in 2023, primarily because we strategically reduced lower-margin, higher-risk businesses within the marketing solutions segment. The uncertainties of the macro-economic environment led to a broad-based advertising market slowdown in China.

Net revenues from our enterprise solutions was dropped by 26% to US$46.7 million in 2023, compared to US$63.1 million in 2022, primarily due to the weaker demand from clients on digitalization products and services. In addition, we offered competitive pricing as a result of clients’ tightened IT budget.

Cost of Revenues, Gross Profit and Gross Profit Margin

Our cost of revenues decreased by US$74.8 million, or 43%, from US$173.2 million in 2022 to US$98.4 million in 2023, primarily as a result of continuous scale-down of our advertising business in 2023. In addition, we recorded an impairment of intangible assets of US$48.9 million in 2022 while no such impairment was recorded in 2023.

Cost of revenues for our marketing solutions decreased by US$71.0 million, or 51%, from US$138.1 million in 2022 to US$67.1 million in 2023, which was primarily due to the continuous scale-down of our advertising business in 2023. In addition, we recorded an impairment of intangible assets of US$48.6 million in 2022 and the impairment charges decreased to US$0.2 million in 2023.

Cost of revenues for our enterprise solutions decreased by US$3.8 million, or 11%, from US$35.1 million in 2022 to US$31.3 million in 2023, which was aligned with the decline in net revenues.

As a result of the above, we incurred gross profit of US$34.8 million in 2023, compared to a gross loss of US$4.1 million in 2022. Specifically, we incurred gross profit of US$19.4 million in 2023 for marketing solutions, compared to a US$32.2 million gross loss in 2022. Gross profit for our enterprise solutions decreased by US$12.6 million, or 45%, from US$28.1 million in 2022 to US$15.5 million in 2023.

Our gross profit margin of 26.2% in 2023, compared to a gross loss margin of 2.4% in 2022.

Operating Expenses

Our operating expenses decreased by US$114.4 million, or 60%, from US$190.0 million in 2022 to US$75.7 million in 2023, primarily due to (i) the full impairment of goodwill of US$80.1 million in 2022, (ii) decreases in bad debt expenses and provision of other receivables, (iii) reduced promotional expenses, consulting expenses, staff cost and share-based compensation expenses for optimizing cost effectiveness, and (iv) the drop in impairment of long-lived assets in 2023. The operating expenses as a percentage of net revenues decreased from 112.4% in 2022 to 56.8% in 2023.

●	Sales and marketing expenses. Our sales and marketing decreased by US$7.4 million, or 17%, from US$44.6 million in 2022 to US$37.2 million in 2023. The decrease was primarily related to reduction of promotional expenses and share-based compensation expenses. Sales and marketing expenses as a percentage of net revenues remained relatively stable at 26.4% in 2022 and 27.9% in 2023.
●	General and administrative expenses. Our general and administrative expenses decreased by US$23.6 million, or 46%, from US$51.7 million in 2022 to US$28.1 million in 2023, primarily due to the decreases in current expected credit losses provision of trade receivables and other receivables of US$21.8 million, and consulting expenses of US$3.3 million. General and administrative expenses as a percentage of net revenues decreased from 30.6% in 2022 to 21.1% in 2023.

●	Research and development expenses. Our research and development expenses decreased by US$1.7 million, or 18%, from US$9.2 million in 2022 to US$7.5 million in 2023, primarily due to the decrease in staff cost for operational efficiency, and depreciation and amortization. Research and development expenses as a percentage of net revenues remained relatively stable at 5.5% in 2022 and 5.7% in 2023.
●	Impairment of long-lived assets. Our impairment of long-lived assets decreased by US$1.6 million, or 36%, from US$4.4 million in 2022 to US$2.8 million in 2023, consistent with the decrease in long-lived assets in 2023.
●	Impairment of goodwill. We recorded full impairment of goodwill of US$80.1 million in 2022, while no such impairment was recorded in 2023.

Interest Income

Our interest income was US$1.5 million and US$2.0 million in 2022 and 2023, respectively. The change was primarily attributable to the increase of interest rate for US$ deposit.

Interest Expense

Our interest expense was US$2.1 million and US$1.4 million in 2022 and 2023, respectively. The change was primarily attributable to the repayment of credit facilities during the year, as a result of the sufficient cash level in 2023.

Other Gains /(Losses), Net

Our other losses, net was US$19.2 million in 2022 and it was other gains of US$2.0 million in 2023. The change was due to (i) decrease in impairment loss of long-term investments of US$9.8 million, (ii) fair value loss on contingent consideration payables of US$8.4 million in 2022, compared to nil in 2023, and (iii) drop of net exchange losses of US$2.0 million.

Share of Loss from an Equity Investee

Our share of loss of an equity investee was US$0.1 million in 2022 and 2023. Our share of losses of an equity investee is primarily associated with net losses from our joint venture with VGI Global Media Plc in Thailand that was set up in May 2019.

Income Tax Expense/(Credit)

We recorded an income tax credit of US$11.2 million and income tax expense of US$0.6 million in 2022 and 2023, respectively. The income tax expense in 2023 was in relation to the income generated by some of our operating companies.

Net Loss

As a result of the foregoing, our net loss decreased from US$202.8 million in 2022 to US$38.9 million in 2023.

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

As a result of the above, we incurred gross loss of US$4.1 million in 2022, compared to a gross profit of US$89.2 million in 2021. Specifically, we incurred gross loss of US$32.2 million in 2022 for marketing solutions, compared to a US$47.7 million gross profit in 2021. Gross profit for our enterprise solutions decreased by US$13.4 million, or 32.3%, from US$41.5 million in 2021 to US$28.1 million in 2022.

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

●	Sales and marketing expenses. Our sales and marketing decreased by US$8.3 million, or 15.6%, from US$52.9 million in 2021 to US$44.6 million in 2022. The decrease was primarily related to the reduction of share-based compensation expenses of US$8.2 million. Sales and marketing expenses as a percentage of net revenues increased from 17.2% in 2021 to 26.4% in 2022.
●	General and administrative expenses. Our general and administrative expenses increased by US$12.0 million, or 40.0%, from US$39.6 million in 2021 to US$51.7 million in 2022, primarily due to the increase of bad debt expenses and provision of other receivables. General and administrative expenses as a percentage of net revenues increased from 12.9% in 2021 to 30.6% in 2022.
●	Research and development expenses. Our research and development expenses decreased by US$0.3 million, or 3.3%, from US$9.5 million in 2021 to US$9.2 million in 2022, primarily due to the decrease on bonus with the weaker operational performance due to uncertainties in macro-environment and COVID-19 pandemic. Research and development expenses as a percentage of net revenues increased from 3.1% in 2021 to 5.5% in 2022.

●	Impairment of goodwill and long-lived assets. In 2022, we recorded US$4.4 million in impairment of long-lived assets and US$80.1 million in goodwill (US$53.0 million under marketing solutions reporting unit and US$27.1 million under enterprise solutions reporting unit). We did not record any impairment of long-lived assets or goodwill in 2021. The goodwill impairment in marketing solutions reporting unit and impairment of long-lived assets were as a result of (i) a decline in marketers’ advertising budget, and their potential liquidity issue and the difficulty to settle accounts receivables, due to a broad-based slowdown in China’s advertising market and tightening regulatory environment that affected our clients in certain industry sectors, and (ii) our strategic scale-down of lower margin, higher risk marketing solutions business. The goodwill impairment in enterprise solutions reporting unit was as a result of (i) our clients’ tightened IT budget and reduced spending on digitalization products and services in light of a slowdown of China’s economy and the uncertain macroeconomic conditions, (ii) increased competition in the SaaS market, in response to which we revisit our pricing strategy and enhance research and development capacity, and (iii) limited additional equity financing from the capital market and debt financing from banks, which has hindered our business expansion to new markets.

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

Other (Losses)/Gains, Net

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

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2(al) to our consolidated financial statements included elsewhere in this annual report.

ITEM 5B.LIQUDITY AND CAPITAL RESOURCES

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from our operating activities, proceeds from our equity and debt issuances and proceeds from bank borrowings. As of December 31, 2023, we had US$50.8 million in cash and cash equivalents, time deposits of US$0.3 million, restricted cash of US$26.8 million, and borrowing capacity of US$38.4 million under our revolving credit facilities of a total principal amount of US$55.7 million. As of December 31, 2023, our cash and cash equivalents primarily consisted of cash on hand, cash held at bank, and time deposits placed with banks or other financial institutions, which have original maturities of three months or less. Out of our cash and cash equivalents as of December 31, 2023, US$6.3 million was held in U.S. dollar, RMB257.5 million (US$35.9 million) was held in Renminbi, HK$52.6 million (US$6.8 million) was held in Hong Kong dollar, JPY235.4 million (US$1.5 million) was held in Japanese Yen, SGD0.2 million (US$0.2 million) was held in Singapore dollar, TWD2.8 million (US$0.1 million) was held in New Taiwan dollar and a subsequent 0.4 million (US$0.2 million) was held in other currencies. We closely monitor our cash balance and future payments obligations by preparing monthly management account and regular fund reports to provide a timely overview of our overall cash position and liquidity and risk control measurements. Such reports will be reviewed by our chief financial officer and our financial controller. In addition, we have adopted a stringent cash management policy. We also regularly monitor our current and expected liquidity requirements to ensure that we maintain sufficient cash balances to meet our liquidity needs. As of December 31, 2023, the VIE entities held US$1.0 million cash and cash equivalents.

We had continuing losses from operations since inception. We incurred net loss of US$16.6 million, US$202.8 million and US$38.9 million for the years ended December 31, 2021, 2022 and 2023, respectively. Accumulated deficit was amounted to US$422.1 million and US$460.8 million as of December 31, 2022 and 2023, respectively. Cash flows from operating activities were a net outflow of US$19.7 million, a net inflow of US$71.1 million and a net outflow of US$19.4 million for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, certain financial covenant as set out in one of the loan agreements related to outstanding bank borrowings of RMB80.0 million (equivalent to US$11.1 million) due for repayment in March 2024 (which was subsequently extended to June 2024) was breached and we have subsequently obtained a waiver letter such that the bank would not demand early repayment from us before maturity of the borrowings. Net cash position (as calculated by the total of (i) cash and cash equivalents, (ii) time deposits, and (iii) restricted cash, net off with (i) bank borrowings) decreased significantly from US$61.0 million as of December 31, 2022 to US$39.4 million as of December 31, 2023. Such conditions and events raised substantial doubt about our ability to continue as a going concern.

We developed a business plan to maintain our gross profit, control operating costs and manage working capital going forward. In particular, we intend to continue to increase our operational efficiency through cost-saving measures. Based on the plan, our management prepared a cash flow projection covering the Projection Period, which has taken into account the anticipated cash flows to be generated from our future operation and existing balance of cash and cash equivalents, time deposits and restricted cash as of December 31, 2023.

Based on our cash flow projection and liquidity assessment, we are of the opinion that we have sufficient funds to meet our obligations or liabilities when they become due, and provide the required working capital and liquidity for continuous operation over the next twelve months from the date of issuance of our consolidated financial statements, despite the fact that our liquidity may continue to deteriorate shortly after the Projection Period. As a result, we concluded that the business plan, when implemented effectively, will alleviate the substantial doubt on our ability to continue as a going concern. Accordingly, our consolidated financial statements have been prepared on a going concern basis over the next twelve months from the date of issuance of our consolidated financial statements, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. However, we cannot assure you that we will be successful in executing our business plan. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have incurred significant net losses, operating cash outflows and accumulated deficit in the past with a significant drop in net cash balance in 2023 and may not be able to continue as a going concern in the future.”

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2021	2022	2023

	(US$ in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in)/ provided by operating activities	(19,673)	71,104	(19,426)
Net cash used in investing activities	(22,390)	(3,977)	(987)
Net cash provided by/(used in) financing activities	24,743	(37,289)	(6,089)
Effect on exchange rate changes on cash and cash equivalents and restricted cash	532	(2,130)	(1,273)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(17,320)	29,838	(26,502)
Cash and cash equivalents and restricted cash at the beginning of year	94,377	77,589	105,297
Cash and cash equivalents and restricted cash at the end of year	77,589	105,297	77,522

Operating Activities

Net cash used in operating activities amounted to US$19.4 million in 2023, which was mainly attribute to net loss of US$38.9 million, partially offset by a net increase in working capital of US$10.0 million and non-cash items of US$9.4 million. The net increase in working capital of US$10.0 million was primarily attributable to decrease in accounts receivable of US$10.0 million, decrease in prepaid media cost of US$4.7 million, partially offset by the increase in deferred revenue of US$4.3 million. The non-cash items of US$9.4 million were primarily attributable to provision of loan and other receivables of US$4.5 million, impairment of right-of-use assets of US$2.6 million, share based compensation of US$1.1 million, and impairment on long-term investments of US$1.0 million.

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

Investing Activities

Net cash used in investing activities in 2023 was US$1.0 million, due to US$5.2 million for consideration for acquisition of business, partially offset by disposal of long-term investment of US$1.9 million, and a decrease in short-term investments of US$1.6 million.

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

Financing Activities

Net cash used in financing activities in 2023 was US$6.1 million, which was primarily attributable to net repayments of bank borrowings of US$5.9 million.

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

Credit Facilities

In March 2019, we entered into a facility agreement with a commercial bank, which provides for a one-year factoring loans of HK$24.0 million (US$3.1 million). We provide corporate guarantee and accounts receivable as pledge to secure our obligations under this revolving loan. The interest rate of this loan facility was at 4.25% per annum over 1-month Hong Kong Interbank Offered Rate (“HIBOR”) for loan in HK$, 2.00% per annum over 1-month HIBOR for loan in RMB, or 4.25% per annum over 1-month London Interbank Offered Rate (“LIBOR”) for loan in US$. The interest rate of facilities in US$ was amended to 4.32% over US$ reference rate from April 2022. As of December 31, 2023, the total outstanding amount of the revolving loan was HK$0.1 million (US$14 thousand).

In April 2019, we entered into a facility agreement for working capital loans with a commercial bank. The loan facility provides for a one-year revolving loan of US$13.6 million, which is supported by standby documentary credit facilities of US$15.0 million. In April 2021, this loan was subsequently amended. The amended agreement provides for a one-year revolving loan of US$50.0 million. We provide corporate guarantee, deposits and accounts receivable as pledge to secure our obligations under this revolving loan. The interest rate of this loan facility is either (i) 5.22% in RMB, or (ii) 1-month LIBOR plus 3.00% per annum if the loan is drawn down in US$. The interest rate of facilities in RMB was amended to 4.85% from October 2023. As of December 31, 2023, the total outstanding amount of the revolving loan was RMB66.0 million (US$9.2 million).

In August 2019, we entered into two facility agreements for working capital loans with a commercial bank, which provide for (i) a one-year revolving loan of RMB18.5 million (US$2.6 million) and (ii) a one-year revolving loan of US$1.6 million, respectively. We provide corporate guarantee and deposits as pledge to secure our obligations under this revolving loan. The interest rate of this loan facility was the benchmark interest rate determined by the People’s Bank of China for loans over one year granted by financial institutions plus 0.97% per annum. This loan was subsequently renewed in September 2019 and August 2020. The one-year revolving loan of US$1.6 million was replaced by a one-year revolving loan of RMB11.5 million (US$1.6 million). The interest rate of these facilities is 3.60% per annum and reduced to 3.00% in August 2021. In December 2019, we entered into a facility agreement for working capital loans with a commercial bank, which provide for one-year revolving loan of RMB50.0 million (US$7.0 million). We provide corporate guarantee and deposits as pledge to secure our obligations under this revolving loan. It was subsequently renewed and amended in December 2020. The interest rate of this loan facility was subsequently amended to 3.00% per annum. In October 2020, we entered into a facility agreement for working capital loans with a commercial bank, which provide for one-year revolving loan of RMB100.0 million (US$13.9 million). We provide corporate guarantee and deposits as pledge to secure our obligations under this revolving loan. The interest rate of this loan facility is fixed at 3.25% per annum and reduced to 3.00% in August 2021. As of December 31, 2023, the total outstanding amount of these revolving loans were RMB114.5 million (US$16.0 million).

In October 2019, we entered into a one-year facility agreement for working capital loans with a commercial bank, which provides for (i) US$15.0 million standby documentary credit facilities, (ii) US$10.0 million combined limit for pre-shipment buyer loan and revolving loan, and (iii) US$1.0 million overdraft facilities. We provide corporate guarantee and bank deposits as pledge to secure our obligations under these loan facilities. In March 2021, this loan was subsequently amended, which provides for (i) US$15.0 million combined limit for pre-shipment buyer loan and post-shipment buyer loan, (ii) US$6.0 million revolving loan, and (iii) US$1.0 million overdraft facilities. For the pre-shipment buyer loan and post-shipment buyer loan, the interest rate is at either (i) HIBOR plus 3.85% per annum if the loan is drawn down in HK$, or (ii) LIBOR plus 3.85% per annum if the loan is drawn down in US$. For the revolving loan, the interest rate is at either (i) HIBOR plus 4.25% per annum if the loan is drawn down in HK$, or (ii) LIBOR plus 4.25% per annum if the loan is drawn down in US$. For the overdraft facility, the interest rate is at the bank’s US$ best lending rate. From April 2022, interest rate of the pre-shipment buyer loan and post-shipment buyer loan in US$ was amended to 3.95% over US$ reference rate, and interest rate of the revolving loan in US$ was amended to 4.35% over US$ reference rate. We had no outstanding balance under these loan facilities as of December 31, 2023.

In December 2019, we entered into a facility agreement for working capital loans with a commercial bank, which provide for a half-year revolving loan of RMB50.0 million (US$7.0 million). We provide corporate guarantee and accounts receivable of certain subsidiaries to secure our obligations. It was subsequently renewed and amended in December 2020 and December 2021. The amended agreement provides for a half-year revolving loan of RMB80.0 million (US$11.1 million), and amended to a three-month revolving loan in December 2023. The interest rate of this facility was 6.35%, reduced to 6.25% in December 2021, reduced to 5.00% in December 2022, and reduced to 4.70% in December 2023. As of December 31, 2023, the total outstanding amount of this revolving loan was RMB80.0 million (US$11.1 million).

In January 2023, we entered into a facility agreement for working capital loans with a commercial bank, which provides for a non-revolving loan of RMB3.0 million (US$0.4 million) until February 2024. The interest rate of this loan facility is LPR plus 0.75%. As of December 31, 2023, the total outstanding amount of this loan was RMB1.0 million (US$0.1 million).

In March 2023, we entered into a facility agreement for working capital loans with a commercial bank, which provides for a one-year non-revolving loan of RMB20.0 million (US$2.8 million). The interest rate of this loan facility is LPR minus 0.05%. As of December 31, 2023, the total outstanding amount of this loan was RMB5.0 million (US$0.7 million).

In June 2023, we entered into a facility agreement for working capital loans with a commercial bank, which provides for a revolving loan of RMB9.0 million (US$1.3 million) until June 2024. The interest rate of this loan facility is fixed at 3.60% per annum. As of December 31, 2023, the total outstanding amount of this loan was RMB9.0 million (US$1.3 million).

As of December 31, 2021 and December 31, 2022, certain financial covenant (minimum quarterly EBITDA as defined in the banking facilities agreements) as set out in these loan agreements was breached. We have obtained waiver letter such that the bank would not demand immediate repayment. As of December 31, 2023, certain financial covenant (minimum quarterly EBITDA as defined in the banking facilities agreements) as set out in these loan agreements has been breached. We have obtained waiver letter such that the bank would not demand immediate repayment.

Out of our banking facilities of US$213.3 million, US$165.3 million and US$55.7 million available as of December 31, 2021, 2022 and 2023, respectively, US$75.5 million, US$44.3 million and US$38.4 million have been utilized by us as of December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, total unutilized revolving, service trade and term loan facilities amounted to US$10.4 million, US$4.5 million and US$2.4 million (December 31, 2022: US$97.4 million, US$18.1 million and US$5.5 million respectively). Total undrawn facilities available for drawdown as of December 31, 2023, net of bank deposits that would need to be pledged as restricted cash upon utilization of the facilities, amounted to US$5.5 million.

Other than those shown in “—Credit Facilities,” we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023.

Capital Expenditures

We made capital expenditures of US$1.6 million, US$0.5 million and US$0.1 million in 2021, 2022 and 2023, respectively. In these periods, our capital expenditures were mainly used for the purchase of property and equipment. We will continue to make capital expenditures to support our business.

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our bank borrowings, operating lease obligations, purchase obligations and investment commitment obligations.

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

ITEM 5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

See “Item 4. Information On the Company—B. Business Overview—Research and Development” and “—Intellectual Property.”

ITEM 5D. TREND INFORMATION

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

Based on the periodic impairment tests conducted for the year ended December 31, 2022, the carrying value of the reporting unit exceeded the fair value and indicating that the goodwill was fully impaired for both Marketing Solutions and Enterprise Solutions reporting units. As of December 31, 2022, our goodwill was fully impaired. There was no goodwill for the year ended and as of December 31, 2023.

The goodwill impairment in Marketing Solutions reporting unit in 2022 was affected by (i) decline in marketers’ advertising budgets, and the potential liquidity issue and the difficulty to settle trade debts, due to the slowdown of China’s entire advertising sector growth as a result of changing regulatory environment, and unpredictable macro environment continued at post-pandemic era in which marketers are still cautious on advertising spending; and (ii) larger scale of strategic unwind lower margin, higher risk clients under Marketing Solutions segment because of the difficulty in obtaining additional equity financing from the capital market and debt financing from banks, which lead to the execution of balancing working capital management and business growth. The goodwill impairment in Enterprise Solutions reporting unit was affected by (i) slowdown of Chinese economy and unpredictable macro-economic environment, which consumers are shifting priorities towards cost-cutting measures rather than investing in new technology, causing them to tighten IT budgets and spending of digitalization products and services; (ii) higher competitive SaaS market, which we have to increase cost to develop more new SaaS related offerings as well as enhance additional research and development capacity, and revisit our pricing strategy with a downward pricing pressure; and (iii) limited additional equity financing from the capital market and debt financing from banks hinder our business expansions and penetration to new markets.

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

No impairment charge for long-lived assets and intangible assets was recognized for the year ended December 31, 2021 given no such events nor changes in circumstances are noted in these fiscal years. We recorded impairment of US$1.2 million, US$2.4 million and US$49.8 million on fixed assets, right-of-use assets and intangible assets respectively for the year ended December 31, 2022, as a result of (i) decline in marketers’ advertising budgets, and the potential liquidity issue and the difficulty to settle trade debts, due to the slowdown of China’s entire advertising sector growth as a result of changing regulatory environment, and unpredictable macro environment continued at post-pandemic era in which marketers are still cautious on advertising spending; and (ii) larger scale of strategic unwind lower margin, higher risk clients under Marketing Solutions segment because of the difficulty in obtaining additional equity financing from the capital market and debt financing from banks, which lead to the execution of balancing working capital management and business growth. We recorded impairment of US$0.2 million, US$2.6 million and US$0.4 million on fixed assets, right-of-use assets and intangible assets respectively for the year ended December 31, 2023, as a result of net losses during the year.

Fair value determination related to the accounting for business combinations

Nature: We completed business combination in 2021 which require us to perform purchase price allocations. We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired, including amounts attributed to noncontrolling interests based on their estimated fair values at the date of acquisition. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Allocation of purchase consideration to identifiable assets and liabilities affects our amortization expense, as acquired finite-lived intangible assets are amortized over the useful life, whereas any indefinite lived intangible assets, including goodwill, are not amortized.

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

Impairment assessment of investments in equity securities without readily determinable fair value

Nature: We measure certain financial instruments at fair value on a nonrecurring basis, consisting primarily of our equity securities without readily determinable fair value. These investments are accounted for under the measurement alternative and are measured at cost, less impairment, subject to upward and downward adjustments resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. These adjustments require quantitative assessments of the fair value of equity securities, primarily using a market approach. These investments are also evaluated for impairment, based on qualitative factors and events including (i) adverse performance of investees; (ii) adverse industry developments affecting investees; and (iii) adverse regulatory, social, economic or other developments affecting investees and (iv) valuation methods and key valuation assumptions and data used in estimating the impairment amounts. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we recognize an impairment loss in net income equal to the difference between the carrying value and fair value. We recognized impairment losses of US$4.0 million, US$10.8 million and US$1.0 million for the years ended December 31, 2021, 2022 and 2023, respectively.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jian Tang	47	Chairman of the Board, Chief Executive Officer and Co-Founder
Wing Hong Sammy Hsieh	51	Director and Co-Founder
Lub Bun Chong	57	Director
Matthew Fong	43	Director
Dylan Huang	49	Director
Philip Kan	69	Director
Josephine Ngai Yuk Chun	48	Chief Financial Officer

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

Mr. Matthew Fong has served as our director since January 2020. Mr. Fong has more than 20 years of professional experience in auditing, corporate finance and financial management for both private and listed corporations. He held multiple financial leadership positions, including as a manager at a Hong Kong-based multi-strategy private investment fund and chief financial officer of a company which listed on the Main Board of the Stock Exchange of Hong Kong. Mr. Fong previously also worked at Ernst & Young in Hong Kong during the 2000s. Mr. Fong obtained his bachelor degree in accountancy from The Hong Kong Polytechnic University in 2003 and is currently a fellow member of the Association of Chartered Certified Accountants.

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

Mr. Philip Kan has served as our director since January 2021. Mr. Kan has extensive experience in management, finance, banking, capital market, information technology, risk management, corporate governance and corporate development. Mr. Kan has been the responsible officer, director and the senior management of several financial institutions regulated by SFC since 2003. Mr. Kan was the founder and a director of Galileo Capital Group Ltd (HKEX:8029) from July 2000 to October 2008, a boutique corporate finance house providing services in co-sponsoring IPOs, shares placement, M&A, assets management and financial advisory. Prior to founding Galileo Capital Group Ltd, Mr. Kan held senior positions in a number of prominent companies. Mr. Kan was the senior vice president for First Pacific Bank Limited, oversees the centralized banking services units (i.e. processing support units) and the Information Technology Division of the Bank. Prior to that, Mr. Kan was the manager of Systems & Operations at HSBC from 1987 to 1992. Mr. Kan also held various management positions at the AIG Finance (HK) Ltd, General Electric Co and Bank of America earlier in his career. In July 2022, Mr. Kan was awarded Medal of Honour (M.H.) by the Hong Kong S.A.R. government. Mr. Kan received his MBA degree from Henley Management College, Brunel University in the United Kingdom.

Ms. Josephine Ngai Yuk Chun has served as our chief financial officer since March, 2024. Before that, Ms. Ngai was a vice president, finance and group financial controller of the Group. Ms. Ngai has been an independent director of Man Shun Group (Holdings) Limited (HKEX:1746) since June 2024. Prior to joining iClick, Ms. Ngai served in auditing capacity at Big Four accounting firm and senior management roles in conglomerates listed on the Hong Kong Stock Exchange. She received a bachelor’s degree in accounting from the Hong Kong Polytechnic University and an EMBA degree from the Chinese University of Hong Kong. Ms. Ngai is a Member of the Hong Kong Institute of Certified Public Accountants.

Board Diversity Disclosure

The following information was provided by our directors on a voluntary basis.

Board Diversity Matrix (As of the date of this annual report)
Country of Principal Executive Offices	Hong Kong, China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did not disclose
Part I: Gender Identity
Directors	0	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

On or prior to December 31, 2023, we are required to have, or explain why we do not have, at least one director that is considered “diverse” pursuant to Rule 5605(f) of the NASDAQ Stock Market. As of the date of this annual report, we did not have a diverse director because we have not yet identified a suitable candidate. We are committed to undertaking reasonable efforts to increase the diversity of the board provided that we can locate the right candidate.

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

B.	Compensation of Directors and Executive Officers

For the year ended December 31, 2023 we paid an aggregate of approximately US$0.3 million in cash to our executive officers, and we paid an aggregate of approximately US$0.2 million to our non-executive directors. Subject to the requirements under the applicable laws, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and variable interest entity are required by law to make contributions based on the insurance scales set forth by the local government for employees’ pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our Hong Kong subsidiaries are required by the Hong Kong Mandatory Provident Fund Schemes Ordinance to make monthly contributions to the mandatory provident fund scheme in an amount equal to at least 5% of an employee’s salary.

Share Incentive Plans

2018 Plan

Under the 2018 Plan, the maximum number of ordinary shares that may be issued to the beneficiaries is 2,398,137, which have been issued to Arda as trustee to the beneficiaries of the 2018 Plan. As of April 30, 2024, options to purchase 273,050 ordinary shares were outstanding, including vested and unexercised options to purchase 273,050 ordinary shares.

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

The following table summarizes, as of April 30, 2024, the outstanding options granted under the 2018 Plan to our directors, executive officers and other grantees.

Ordinary Shares
Underlying
	Outstanding	Exercise Price
Name	Options	(US$/Share)	Grant Date	Expiration Date
Jian Tang	*	0.2687—4.0304	August 1, 2015	August 1, 2025
Other grantees	*	0.3224—20.0000	August 18, 2014 to July 1, 2017	June 2, 2024 to April 1, 2027
*	Less than 1% of our total outstanding ordinary shares.

Post-IPO Plan

Under our Post-IPO Plan, previously named as 2017 Share Incentive Plan, which became effective in December 2017, is to promote the success of our business. On September 22, 2018, August 31, 2020, February 26, 2021 and December 31, 2021, our board of directors approved an increase of 1,500,000 Class A ordinary shares, 1,000,000 Class A ordinary shares, 1,000,000 Class A ordinary shares, and 1,500,000 Class A ordinary shares, respectively, to the award pool under the Post-IPO Plan. As a result, the maximum number of ordinary shares which may be issued pursuant to all awards under the Post-IPO Plan will initially be 6,000,000 Class A ordinary shares, plus an annual increase on the first day of each of our fiscal year during the term of the Post-IPO Plan commencing with the fiscal year beginning January 1, 2018, by an amount equal to the least of (i) 0.5% of the total number of Class A ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 150,000 Class A ordinary shares or (iii) such number of Class A ordinary shares as may be determined by our board of directors. All of such shares will be Class A ordinary shares. As of April 30, 2024, the award pool under the Post-IPO Plan is 6,941,374 Class A ordinary shares. As of April 30, 2024, 566,185 Class A ordinary shares are outstanding under our Post-IPO Plan, representing the shares underlying the unvested 566,185 restricted Class A ordinary shares units.

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

The following table summarizes, as of April 30, 2024, the outstanding restricted share units granted under the Post-IPO Plan to our directors, executive officers and other grantees.

Ordinary Shares
Underlying
	Outstanding	Exercise Price
Name	Restricted Share Units	(US$/Share)	Grant Date	Expiration Date
Philip Kan	*	Nil	January 1, 2021	December 11, 2027
Josephine Ngai Yuk Chun	*	Nil	April 1, 2021 to April 1, 2023	December 11, 2027
Other grantees	545,620	Nil	January 1, 2021 to April 1, 2023	December 11, 2027
*	Less than 1% of our total outstanding ordinary shares.
C.	Board Practices

Our board of directors consists of six directors, including executive directors and non-executive directors. Pursuant to our ninth amended and restated memorandum and articles of association, the size of our board of directors shall be limited to nine. Please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares—As a company incorporated in the Cayman Islands, we have adopted certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ corporate governance requirements.” The powers and duties of our directors include convening general meetings and reporting our board’s work at our shareholders’ meetings, declaring dividends and distributions, determining our business and investment plans, appointing officers and determining the term of office of the officers, preparing our annual financial budgets and financial reports, formulating proposals for the increase or reduction of our authorized capital as well as exercising other powers, functions and duties as conferred by our articles of association. Our directors may exercise all the powers of our company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Committees of the Board of Directors

We are a foreign private issuer (as such term is defined in Rule 3b - 4 under the Exchange Act), and our ADSs are listed on the NASDAQ Global Market. Under Section 5615 of the NASDAQ Stock Market Rules, NASDAQ-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by NASDAQ with limited exceptions. Please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares—As a company incorporated in the Cayman Islands, we have adopted certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ corporate governance requirements.” We have established an audit committee, a compensation committee, and a corporate governance and nominating committee under the board of directors. In October 2021, we formed the Special Committee, which consists of four independent directors, Mr. Dylan Huang, Mr. Lub Bun Chong, Mr. Matthew Fong and Mr. Philip Kan, to evaluate and take actions in respect of potential transactions involving the Company, including reviewing, evaluating and approving the terms and conditions of the Merger Agreement. We have adopted a charter for each of the audit committee, compensation committee, and corporate governance and nominating committees. Each committee’s members and functions are described below.

Audit Committee Our audit committee consists of Matthew Fong, Lub Bun Chong, and Dylan Huang, and is chaired by Matthew Fong. Lub Bun Chong, Matthew Fong and Dylan Huang each satisfy the “independence” requirements of the Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market and meet the independence standards under Rule 10A 3 under the Exchange Act. We have determined that each of Matthew Fong, and Lub Bun Chong qualify as “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Employees

As of December 31, 2021, 2022 and 2023, we had a total of 1,192, 1,209 and 894 employees, respectively. The table below provides a breakdown of our employees by function as of December 31, 2023:

	Number of
	employees	% of Total
Product, technology and data engineering	277	31
Sales, business development and account management	488	55
General and administrative	129	14
Total	894	100

As of December 31, 2023, we had a total of 894 employees, decreased by 26% from 1,209 as of December 31, 2022, as we continued to optimize our operational efficiency.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 30, 2024 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our total outstanding shares.

As of April 30, 2024, there were 50,707,077 ordinary shares outstanding, par value $0.001 per share, being the sum of 45,672,650 Class A ordinary shares and 5,034,427 Class B ordinary shares. The calculations in the table below are based on 49,739,438 ordinary shares outstanding as of April 30, 2024, comprising (i) 44,705,011 Class A ordinary shares, excluding the 967,639 Class A ordinary shares held by Arda Holdings Limited underlying the options granted but not yet exercised (whether or not they are vested) and the options reserved for issuance under our 2018 Plan, or held by JPMorgan Chase Bank N.A., our depositary, underlying the unvested restricted Class A ordinary shares units under our Post-IPO Plan, and (ii) 5,034,427 Class B ordinary shares outstanding.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days as of April 30, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

0
	Ordinary Shares Beneficially Owned
	Class A	Class B
	Ordinary	Ordinary			Aggregate
	Shares	Shares	Total Ordinary Shares		Voting
	Number	Number	Number	%	Power %
Directors and Executive Officers:
Wing Hong Sammy Hsieh(1)	241,295	2,282,815	2,524,110	5.1%	31.6%
Jian Tang(2)	424,200	2,102,263	2,526,463	5.1%	29.2%
Lub Bun Chong	(i)	—	(i)	(i)%	(i)%
Matthew Fong	(i)	—	(i)	(i)%	(i)%
Dylan Huang	(i)	—	(i)	(i)%	(i)%
Philip Kan	(i)	—	(i)	(i)%	(i)%
Josephine Ngai Yuk Chun	(i)	—	(i)	(i)%	(i)%
All directors and executive officers as a group	698,180	4,385,078	5,083,258	10.2%	60.8%

Principal Shareholders:
Bubinga Holdings Limited(1)	—	2,282,815	2,282,815	4.6%	31.4%
Igomax Inc.(3)	396,295	2,102,263	2,498,558	5.0%	29.2%
Baozun Inc.(4)	1,235,730	649,349	1,885,079	3.8%	9.8%
Creative Big Limited(5)	2,549,415	—	2,549,415	5.1%	1.8%
Integrated Asset Management (Asia) Ltd.(6)	4,876,050	—	4,876,050	9.8%	3.4%
Marine Central Limited(7)	2,564,103	—	2,564,103	5.2%	1.8%
TIAA-CREF Investment Management, LLC, Teachers Advisors, LLC, College Retirement Equities Fund-Stock Account and Nuveen Asset Management, LLC(8)	3,716,555	—	3,716,555	7.5%	2.6%

Notes:

(i)	Less than 1% of our total outstanding shares.
††

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of April 30, 2024, by the sum of (1) 49,739,438, which is the total number of ordinary shares outstanding as of April 30, 2024; and (2) the number of ordinary shares that such person or group has the right to acquire within 60 days of April 30, 2024.

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

(1)	Represents (a) 2,282,815 Class B ordinary shares held by Bubinga Holdings Limited, a British Virgin Islands company wholly owned by Mr. Wing Hong Sammy Hsieh, and (b) 241,295 Class A ordinary shares held by Mr. Hsieh. The registered office address of Bubinga Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The address of Mr. Wing Hong Sammy Hsieh is 15/F, Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong S.A.R.

(2)	Represents (a) 2,102,263 Class B ordinary shares held by Igomax Inc., a British Virgin Islands company wholly owned by Mr. Jian Tang, (b) 27,905 Class A ordinary shares that are issuable upon exercise of options held in trust by Mr. Tang on behalf of certain consultants of OptAim, and (c) 396,295 Class A ordinary shares held by Igomax Inc..
(3)	Represents (a) 2,102,263 Class B ordinary shares held by Igomax Inc., a British Virgin Islands company wholly owned by Mr. Jian Tang, and (b) 396,295 Class A ordinary shares held by Igomax Inc..
(4)	Represents (a) 1,235,730 Class A ordinary shares in the form of 247,146 ADSs and (b) 649,349 Class B ordinary shares.
(5)	Represents 2,549,415 Class A ordinary shares held by Creative Big Limited, as reported in the Schedule 13D filed on December 1, 2023. Creative Big Limited is a company incorporated in the British Virgin Islands. These ordinary shares were issued for acquisition of Optimal Power Limited. Mr. Kenny Sin Nang Chiu is the sole shareholder and the sole director of Creative Big Limited. The principal business office of Creative Big Limited is Flat 23B, Block 6, Hanley Villa, 22 Yau Lai Road, Yau Kom Tau, Tsuen Wan, Hong Kong S.A.R.
(6)	Represents 4,876,050Class A ordinary shares directly held by Integrated Asset Management (Asia) Ltd., a company incorporated in the British Virgin Island, as reported in the Schedule 13D filed on November 29, 2023. Mr. Yam Tak Cheung is the sole shareholder and the sole director of Integrated Asset Management (Asia) Ltd. The principal business office of Integrated Asset Management (Asia) Ltd. is 21/F, 88 Gloucester Road, Wan Chai, Hong Kong S.A.R.
(7)	Represents 2,564,103 Class A ordinary shares held by Marine Central Limited, as reported in the Schedule 13D/A filed on November 27, 2023. Mr. Jianjun Huang is the majority shareholder and the sole director of Marine Central Limited, who possesses power to direct the voting and disposition of the shares beneficially owned by Marine Central Limited.
(8)	Represents aggregate 3,716,555 Class A ordinary shares held by TIAA-CREF Investment Management, LLC, Teachers Advisors, LLC, College Retirement Equities Fund-Stock Account and Nuveen Asset Management, LLC, as reported in the Schedule 13G filed on February 14, 2024.

To our knowledge, as of April 30, 2024, 25,200,322, or 50.7% of our ordinary shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

There were no transactions nor balances with related parties as of and for the years ended December 31, 2021, 2022 and 2023.

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

Cayman Islands Taxation

Travers Thorp Alberga, our Cayman Islands counsel, has advised us that the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or our shareholders or ADS holders levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation— People’s Republic of China Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. In that case, we may, however, be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “Treaty”). If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described above. Subject to generally applicable limitations and conditions, PRC dividend withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements adopted by the U.S. Internal Revenue Service (“IRS”) in regulations promulgated in December 2021, and any PRC tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that either (i) is eligible for, and properly elects, the benefits of the Treaty, or (ii) consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the PRC tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the PRC tax on dividends is uncertain, and we have not determined whether these requirements have been met. If the PRC dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the PRC tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular circumstances.

U.S. Holders that receive distributions of additional ADSs or ordinary shares or rights to subscribe for ADSs or ordinary shares as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions.

Taxation of Dispositions of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” if a U.S. Holder realizes gain or loss on the sale, exchange or other disposition of ADSs or ordinary shares, that gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the ADSs or ordinary shares have been held for more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

A U.S. Holder generally will not be entitled to credit any PRC tax imposed on the sale or other disposition of the ADSs or ordinary shares against such U.S. Holder’s U.S. federal income tax liability, except in the case of either (i) a U.S. Holder that is eligible for, and properly elects to claim, the benefits of the Treaty or (ii) a U.S. Holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss realized by a U.S. Holder on the sale or other disposition of the ADSs or ordinary shares generally will be U.S. source gain or loss for U.S. foreign tax credit purposes (except to the extent that the U.S. Holder establishes the right to treat such gain as foreign-source income under the Treaty). Consequently, even if the withholding tax qualifies as a creditable tax, a U.S. Holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the PRC tax is not a creditable tax or is not claimed as a credit by the U.S. Holder pursuant to the Treaty, the tax would reduce the amount realized on the sale or other disposition of the ADSs or ordinary shares even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the ADSs or ordinary shares and any PRC tax imposed on such sale or disposition.

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

Based on our financial statements, the manner in which we conduct our business, the trading price of our ADSs, the value and nature of our assets and the sources and nature of our income, we believe we were a PFIC for our prior taxable year. Additionally, there is a significant risk that we will be a PFIC for our current taxable year and in future taxable years. The determination of whether we are a PFIC is made annually after the close of each taxable year. This determination is based on the facts and circumstances at that time, some of which may be beyond our control, such as the amount and composition of our income and the valuation and composition of our assets, including goodwill and other intangible assets, as implied by the market price of our ADSs and ordinary shares. In particular, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs and/or ordinary shares may cause us to be a PFIC for the current or subsequent taxable years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes, or if it were determined that we do not own the stock of the consolidated variable interest entities for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase.

In the event that we are classified as a PFIC in any year and a U.S. Holder does not make a mark-to-market election, as described below, the holder will be subject to a special tax at ordinary income tax rates on “excess distributions” (generally, any distributions that a U.S. Holder receives in a taxable year that are greater than 125 percent of the average annual distributions that such U.S. Holder has received in the preceding three taxable years, or its holding period, if shorter), as well as any gain that such U.S. Holder recognizes on the sale of our ordinary shares or ADSs. Under these rules, (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the shares, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. Additionally, dividends paid by us will not be eligible for the special reduced rate of taxes described above under “—Taxation of Dividends.” If we are classified as a PFIC for any taxable year in which a U.S. Holder owns our ordinary shares or ADSs, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns our ordinary shares or ADSs, even if we cease to meet the threshold requirements for PFIC status (unless the U.S. Holder makes a special “purging” election on IRS Form 8621 with respect to our ordinary shares or ADSs once we are no longer a PFIC). Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of his or her ordinary shares or ADSs at death. U.S. Holders are urged to consult their own tax advisors about the application of the PFIC rules to us.

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

If we are a PFIC for any taxable year, in lieu of being subject to the general rules discussed above, a U.S. Holder may elect to mark its ordinary shares or ADSs to market, provided that the ordinary shares or ADSs are considered “marketable.” The ordinary shares or ADSs will be marketable if they are regularly traded on certain U.S. stock exchanges, including the NASDAQ Global Market, or on a non-U.S. stock exchange if (i) the exchange is regulated or supervised by a governmental authority in the country in which the exchange is located; (ii) the exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to, and perfect the mechanism of, a free and open, fair and orderly, market and to protect investors; (iii) the laws of the country in which the exchange is located and the rules of the exchange ensure that these requirements are actually enforced; and (iv) the rules of the exchange ensure active trading during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. It should be noted that only the ADSs, and not the ordinary shares, are listed on the NASDAQ Global Market, and the ordinary shares themselves are not listed on any stock exchange. Consequently, a mark-to-market election is not expected to be available for a U.S. Holder that holds ordinary shares that are not represented by ADSs.

If the U.S. Holder makes this mark-to-market election with respect to its ADSs, the holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of the ADSs at year-end over the holder’s basis in those ADSs. If, at the end of the U.S. Holder’s taxable year for a year in which we were a PFIC, the holder’s basis in the ADSs exceeds their fair market value, the holder will be entitled to deduct the excess as an ordinary loss, but only to the extent of the holder’s net mark-to-market gains from previous years. The holder’s adjusted tax basis in the ADSs will be adjusted to reflect any income or loss recognized under these rules. In addition, any gain the U.S. Holder recognizes upon the sale of the holder’s ADSs will be taxed as ordinary income in the year of sale, and any loss will be treated as an ordinary loss to the extent of the U.S. Holder’s net mark-to-market gains from previous years. Once made, the election cannot be revoked without the consent of the IRS unless the ADSs cease to be marketable.

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

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year over year percent change in the consumer price index for 2021, 2022 and 2023 were increases of 0.9%, 2.0% and 0.2%, respectively.

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

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debts, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us. For U.S. dollars against Renminbi in term of average monthly exchange rate, there was depreciation of approximately 7.2%, appreciation of approximately 3.2% and appreciation of approximately 5.0% in 2021, 2022 and 2023, respectively.

Certain of our operating activities are transacted in HK dollars. We consider the foreign exchange risk in relation to transactions denominated in HK dollars with respect to U.S. dollars is not significant as HK dollar is pegged to U.S. dollar.

Interest Rate Risk

Our main interest rate exposure relates to bank borrowings. We also have interest-bearing assets, including cash and cash equivalents, short-term investments and restricted cash. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. 31.2% of the aggregate principal outstanding amount of our bank borrowings as of December 31, 2023 was at floating rates.

As of December 31, 2023, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, our net loss would have been US0.1 million higher/lower, respectively. These were mainly as a result of higher/lower interest expense for our bank borrowings at floating rates.

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

For the period from December 21, 2017 to December 31, 2021, we used all of the net proceeds from our initial public offering for research and development and expansion of our suite of solutions and service offerings; and sales and marketing.

For the period from September 2, 2020, the date that we completed our follow-on offering, to December 31, 2022, we used all of the net proceeds from our follow-on offering for working capital and other general corporate purpose and for investment, acquisition and business collaboration opportunities that complement or enhance our existing operations and are strategically beneficial to our long-term goals.

None of the net proceeds from the initial public offering and the follow-on public offering, and their transaction expenses have been paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2023. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2023, our internal control over financial reporting was not effective. We and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. These two material weaknesses identified relate to (1) the lack of sufficient accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements, and (2) the lack of an up-to-date manual of accounting policies and procedures to facilitate preparation of U.S. GAAP financial statements, which could result in adjustments to U.S. GAAP not identified in a timely and complete manner, causing material misstatements in the Company’s financial reporting. To remediate these two weaknesses, we have adopted the following measures to improve our internal control over financial reporting.

●	We have continued to put effort in further upskilling our existing financial reporting and accounting personnel with an appropriate understanding of U.S. GAAP and SEC reporting requirements to ensure there are sufficient resources in the financial reporting functions and to establish an ongoing program to provide sufficient and additional appropriate training to our financial reporting and accounting staff, especially trainings related to U.S. GAAP and SEC financial reporting requirements. For instance, we continue to require our existing financial reporting and accounting personnel to regularly attend U.S. GAAP and SEC reporting requirement training and workshops hosted by external organizations at least on an annual basis.
●	Furthermore, we sponsored our existing financial reporting and accounting personnel to complete external courses relating to U.S. GAAP and SEC reporting such that the financial reporting and accounting personnel can earn the necessary credentials to be qualified as certified public accountants in the U.S.
●	Besides, we have established clear roles and responsibilities for financial reporting and accounting personnel to address complex accounting and financial reporting issues.

●	In addition, we have formalized the procedures and controls regarding the financial reporting process and developed and implemented a comprehensive set of U.S. GAAP policies and standardized financial reporting procedures, including a manual of accounting policies and financial reporting checklists, to allow early detection, prevention and resolution of potential misstatements. However, we are in the process of further upskilling our existing financial reporting and accounting personnel to timely update the manual of accounting policies, and properly prepare and review financial statements and related footnote /disclosures based on U.S. GAAP and SEC reporting requirements.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

Pursuant to Regulation S-K Item 308(b), this annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than the above, there have not been any changes in our internal control over financial reporting in the year ended December 31, 2023, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.[Reserved]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Matthew Fong and Lub Bun Chong are our audit committee financial experts. Each of Matthew Fong and Lub Bun Chong satisfies the independent requirements of the Rule 5605(c)(2) of the Listing Rules of the NASDAQ Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act.

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

	2022	2023

	(US$ in thousands)
Audit fees (1)	1,155	1,207
Tax fees (2)	31	18
Audit related fees (3)	130	83
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Tax fees” include fees billed for tax compliance and tax consultations.

(3)	“Audit-related fees” represent the aggregate fees billed in each of the fiscal years listed for the assurance and related services rendered by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit fees.”

The policy of our audit committee is to pre-approve all audit and other service provided by PricewaterhouseCoopers as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs in 2023:

				(d) Approximately
			(c) Total Number	Dollar Value of ADSs
			of ADSs Purchased	that May Yet be
			as Part of Publicly	Purchased Under the
	(a)Total Number of	(b)Average Price Paid	Announced Plans	Plans or Programs
Period	ADSs Purchased	per ADS (US$)(1)	or Programs(2)	(in US$ million)(2)
January 2023	—	—	—	5.00
February 2023	—	—	—	5.00
March 2023	—	—	—	5.00
April 2023	—	—	—	5.00
May 2023	—	—	—	5.00
June 2023	26,019	1.60	26,019	4.96
July 2023	96,661	1.69	96,661	4.79
August 2023	—	—	—	4.79
September 2023	4,203	1.80	4,203	4.79
October 2023	—	—	—	4.79
November 2023	—	—	—	4.79
December 2023	—	—	—	4.79
Total	126,883	1.68	126,883	4.79
(1)	One ADS represent five Class A ordinary shares. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.
(2)	On December 28, 2022, we announced a share repurchase program in which we may purchase its own ADSs with an aggregate value of up to US$5 million from January 1, 2023 to December 31, 2023. We expect to effect the proposed share repurchase on the open market at prevailing market prices, in negotiated transactions off the market, and/or in other legally permissible means from time to time as market conditions warrant in compliance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, at times and in such amounts as the we deem appropriate. The share repurchase program does not obligate us to acquire any particular number of ADSs and may be suspended, terminated or extended at any time at our discretion without prior notice.

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

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

(i)Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have implemented processes for assessing, identifying and managing material risks from cybersecurity threats. These processes mainly include:

●	conducting risk assessments to identify material cybersecurity risks to our critical systems, information, products and services, as well as broader enterprise IT environment;
●	developing risk-based action plans to manage identified vulnerabilities and implementing new protocols and infrastructure improvements;
●	investigating cybersecurity incidents, if any;
●	monitoring cybersecurity threats to sensitive data and unauthorized access to our systems;

●	implementing secure access control measures to our critical IT systems, equipment, and devices to prevent unauthorized access; and
●	based on the severity of the cybersecurity risk and the potential impact of such risk on our business operations, developing and executing protocols to promptly report material cybersecurity incidents our board of directors.

We have also integrated cybersecurity risk management into our overall enterprise risk management system. In addition, we hold cybersecurity, information security and threat awareness training on a regular basis.

We handle the assessment, identification, and management of cybersecurity risks in-house, without the use of third-party service providers. In 2023, we did not have any cybersecurity incidents that have materially affected or are reasonably likely to materially affect our business, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry.”

Governance

Our board of directors oversees our cybersecurity risk profile and exposures. Specifically, our board of directors (i) maintains oversight of the disclosure related to cybersecurity matters in our current reports or periodic reports (including annual reports on Form 20-F); (ii) reviews and approves material cybersecurity policies, and (iii) reviews updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats, and the disclosure issues, if any, presented by our IT department.

Our board of directors delegates its authorities and powers in managing risks associated with cybersecurity threats to our IT department.

●	our IT department consists of four members, who have relevant experience in information security, compliance and risk management. Our IT department is responsible for the daily operation and maintenance of our information systems and monitoring and coordinating our cybersecurity risk management processes, including preparing internal policies and remediation plans with respect to cybersecurity risk assessment and management, and promptly reporting material cybersecurity risk or incidents to our board of directors.
●	In addition, our IT department is responsible for implementing our cybersecurity risk management plans, regularly monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents, and reporting information about our cybersecurity risk and assessments results to a senior member of the IT department. This senior member has approximately seven years of experience in cybersecurity management.

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

4.7

Form of Indemnification Agreement with Executive Officers and Directors (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

4.8

Form of Employment Agreement and One Way Non-disclosure Agreement with Executive Officers (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

4.9

Post-IPO Share Incentive Plan, as amended and restated on February 26, 2021 (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form S-8 (file No. 333-253596) filed with the Securities and Exchange Commission on February 26, 2021)

4.10

Strategic Cooperation Framework Agreement, dated January 26, 2021, by and among the Registrant and Baozun Inc. (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F (file No. 001-38313) filed with the Securities and Exchange Commission on May 2, 2022)

4.11

Agreement and Plan of Merger, dated as of November 24, 2023, by and among with TSH Investment Holding Limited, TSH Merger Sub Limited and the Registrant (incorporated by reference to Exhibit 99.2 to Form 6-K (file No. 001-38313) filed with the Securities and Exchange Commission on November 24, 2023)

8.1*	Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Travers Thorp Alberga

15.2*	Consent of Jingtian & Gongcheng

15.3*	Consent of PricewaterhouseCoopers

97.1*	Policy for the Recovery of Erroneously Awarded Compensation of the Registrant

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104.*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

iClick Interactive Asia Group Limited

	By:	/s/ Jian Tang
	Name:	Jian Tang
	Title:	Chairman of the Board, Chief Executive Officer

Date: June 20, 2024

iCLICK INTERACTIVE ASIA GROUP LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of iClick Interactive Asia Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of iClick Interactive Asia Group Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

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

Emphasis of Matter

As discussed in Note 2(a) to the consolidated financial statements, the Company had continuing losses from operations, accumulated deficits and operating cash outflows and decreasing cash and cash equivalents. The Company also breached certain financial covenant set out in one of the loan agreements. Management’s evaluation of the conditions and events and management’s plans to mitigate these matters are also described in Note 2(a). This matter is also discussed below as a critical audit matter.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Going concern assessment

As described in Note 2(a) to the consolidated financial statements, the Company had continuing losses from operations, accumulated deficits, operating cash outflows, breach of financial covenants set out in one of the loan agreements, and decrease in net cash position (as calculated by the total of (i) cash and cash equivalent, (ii) time deposits, and (iii) restricted cash, net off with (i) bank borrowings). Such conditions and events raised a substantial doubt about the Company’s ability to continue as a going concern. Management has developed a business plan to maintain the Company’s gross profit, control operating costs and manage working capital going forward. Based on this plan, management prepared a cash flow projection covering a period of next twelve months from the date of issuance of the consolidated financial statements (“Projection Period”), which has taken into account the anticipated cash flows to be generated from the Company’s future operations and existing balance of cash and cash equivalents, time deposits, and restricted cash as at December 31, 2023. . Based on management’s cash flow projection and liquidity assessment, management is of the opinion that the Company has sufficient funds to meet its obligations or liabilities when they become due, and provide the required working capital and liquidity for continuous operation over the next twelve months from the date of issuance of these consolidated financial statements, despite the fact that the liquidity may continue to deteriorate shortly after the twelve-month period. Such conclusion required management to make assumptions and judgments related to future gross profit, operating costs and working capital when developing the business plan with cash flow projection.

The principal considerations for our determination that performing procedures relating to going concern assessment is a critical audit matter are the significant judgments by management when developing its business plan with cash flow projection included in the going concern assessment and when evaluating the mitigation effect of the business plan. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to management’s business plan with cash flow projection.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing management’s process for developing the business plan with cash flow projection included in the going concern assessment; (ii) testing the completeness, accuracy, and relevance of underlying data used in developing the business plan with cash flow projection; and (iii) evaluating the reasonableness of the significant assumptions and judgments made by management in evaluating whether the business plan will be effectively implemented and in forecasting future gross profit, operating cost, working capital and hence future cash flows arising from the implementation of the business plan by considering the Company’s historical performance, relevant industry forecasts and market developments. This matter is also described in the Emphasis of Matter section of our report.

/s/PricewaterhouseCoopers

Hong Kong

June 20, 2024

We have served as the Company’s auditor since 2016.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2023

(US$’000, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2022	2023
Assets
Current assets
Cash and cash equivalents	5	82,754	50,766
Time deposits	5	10	258
Restricted cash	6	22,543	26,756
Short-term investments	2(k)	7,011	5,723
Amount due from an equity investee	7(b)	312	6
Accounts receivable, net of allowance for credit losses of US$37,215 and US$29,163 as of December 31, 2022 and 2023, respectively	9	64,556	56,752
Rebates receivable		2,933	1,006
Prepaid media costs		16,494	11,781
Other current assets, net of allowance for credit losses of US$nil and US$8,384 as of December 31, 2022 and 2023, respectively	10	8,047	6,755
Total current assets		204,660	159,803

Non-current assets
Deferred tax assets	22(e)	720	—
Property and equipment, net	11	241	—
Investment in an equity investee	7(a)	279	218
Other long-term investments	8	5,970	3,179
Intangible assets, net	12	991	—
Right-of-use assets, net	14	1,292	54
Other assets, net of allowance for credit losses of US$4,043 and US$nil as of December 31, 2022 and 2023, respectively	10	7,629	450
Total non-current assets		17,122	3,901

Total assets		221,782	163,704

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2022 AND 2023

(US$’000, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2022	2023
Liabilities and equity
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entity (“VIE”) and its subsidiaries without recourse to the Company of US$2,008 and US$1,065 as of December 31, 2022 and 2023, respectively)		41,728	40,321
Deferred revenue (including deferred revenue of the consolidated VIE and its subsidiaries without recourse to the Company of US$29 and US$nil as of December 31, 2022 and 2023, respectively)	15	16,975	12,390
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$861 and US$646 as of December 31, 2022 and 2023, respectively)	16	30,539	25,326
Lease liabilities (including lease liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$111 and US$64 as of December 31, 2022 and 2023, respectively)	14	2,151	1,661
Bank borrowings (including bank borrowing of the consolidated VIE and its subsidiaries without recourse to the Company of US$1,590 and US$1,951 as of December 31, 2022 and 2023, respectively)	17	44,283	38,406
Income tax payable (including income tax payable of the consolidated VIE and its subsidiaries without recourse to the Company of US$501 and US$433 as of December 31, 2022 and 2023, respectively)		2,040	1,968
Total current liabilities		137,716	120,072

Non-current liabilities
Lease liabilities (including lease liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$24 and US$48 as of December 31, 2022 and 2023, respectively)	14	1,380	1,231
Deferred tax liabilities (including deferred liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$64 and US$26 as of December 31, 2022 and 2023, respectively)	22(e)	1,326	1,111
Accrued liabilities and other liabilities	16	2,071	38
Total non-current liabilities		4,777	2,380

Total liabilities		142,493	122,452

Commitments and contingencies	26	—	—

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2022 AND 2023

(US$’000, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2022	2023
Equity
Ordinary shares – Class A (80,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 43,736,801 and 44,477,356 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	18	44	45
Ordinary shares – Class B (20,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 5,034,427 and 5,034,427 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	18	5	5
Treasury shares (5,843,335 and 6,398,616 shares as of December 31, 2022 and 2023, respectively)	18	(28,457)	(28,656)
Additional paid-in capital		529,455	530,521
Statutory reserves		81	81
Accumulated other comprehensive losses		(4,086)	(4,069)
Accumulated deficit		(422,112)	(460,802)
Total iClick Interactive Asia Group Limited shareholders’ equity		74,930	37,125
Non-controlling interests		4,359	4,127
Total equity		79,289	41,252

Total liabilities and equity		221,782	163,704

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(US$’000, except share data and per share data, or otherwise noted)

		For the years ended December 31,
	Note	2021	2022	2023
Net revenues		307,702	169,080	133,217
Cost of revenues		(218,549)	(173,212)	(98,375)
Gross profit/(loss)		89,153	(4,132)	34,842
Operating expenses
Research and development expenses		(9,527)	(9,216)	(7,548)
Sales and marketing expenses		(52,872)	(44,613)	(37,213)
General and administrative expenses		(39,643)	(51,668)	(28,055)
Impairment of long-lived assets		—	(4,403)	(2,837)
Impairment of goodwill		—	(80,137)	—
Total operating expenses		(102,042)	(190,037)	(75,653)
Operating loss		(12,889)	(194,169)	(40,811)
Interest income		824	1,478	2,035
Interest expense		(4,089)	(2,057)	(1,428)
Other gains/(losses), net	21	2,203	(19,165)	2,042
Loss before share of loss from an equity investee and income tax expense		(13,951)	(213,913)	(38,162)
Share of loss from an equity investee	7(a)	(107)	(75)	(61)
Income tax (expense)/credit	22	(2,540)	11,182	(647)
Net loss		(16,598)	(202,806)	(38,870)
Net loss attributable to non-controlling interests		2,967	1,931	180
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders		(13,631)	(200,875)	(38,690)
Net loss		(16,598)	(202,806)	(38,870)
Other comprehensive income/(loss):
Change in net retirement benefits plan – prior service cost		—	—	(32)
Foreign currency translation adjustment, net of US$nil tax		3,484	(5,060)	(3)
Comprehensive loss		(13,114)	(207,866)	(38,905)
Comprehensive loss attributable to non-controlling interests		2,823	2,045	232
Comprehensive loss attributable to iClick Interactive Asia Group Limited		(10,291)	(205,821)	(38,673)
Net loss per share attributable to iClick Interactive Asia Group Limited
- Basic	23	(0.28)	(3.98)	(0.75)
- Diluted	23	(0.28)	(3.98)	(0.75)
Weighted average number of ordinary shares used in per share calculation:
- Basic	23	48,187,235	50,420,225	51,118,300
- Diluted	23	48,187,235	50,420,225	51,118,300

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(US$’000, except share data and per share data, or otherwise noted)

	Ordinary shares		Treasury shares
									Total iClick
									Interactive
								Accumulated	Asia Group
	Number		Number		Additional			other	Limited	Non-
	of		of		paid-in	Accumulated	Statutory	comprehensive	shareholders’	controlling	Total
	shares	Amount	shares	Amount	capital	deficit	reserves	(losses)/income	equity	interests	equity
Balance as of December 31, 2020	45,816,823	46	2,396,372	(10,341)	492,400	(207,606)	81	(2,478)	272,102	6,986	279,088
Reissuance of treasury shares upon exercise of employee share options and vesting of RSUs	677,530	1	(677,530)	120	540	—	—	—	661	—	661
Share-based compensation expense	—	—	—	—	11,969	—	—	—	11,969	—	11,969
Issuance of shares upon vesting of RSUs	572,500	—	—	—	—	—	—	—	—	—	—
Repurchase of ordinary shares	—	—	604,960	(10,687)	—	—	—	—	(10,687)	—	(10,687)
Issuance of ordinary shares upon subscription from Baozun Inc. (Notes 1(c) and 20(c))	649,349	1	—	—	18,539	—	—	—	18,540	—	18,540
Issuance of ordinary shares upon settlement for contingent consideration payable (Note 4(a))	183,740	—	—	—	2,060	—	—	—	2,060	—	2,060
Business combination (Note 4(b))	—	—	—	—	—	—	—	—	—	3,072	3,072
Net loss for the year	—	—	—	—	—	(13,631)	—	—	(13,631)	(2,967)	(16,598)
Foreign currency translation	—	—	—	—	—	—	—	3,338	3,338	146	3,484
Balance as of December 31, 2021	47,899,942	48	2,323,802	(20,908)	525,508	(221,237)	81	860	284,352	7,237	291,589

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(US$’000, except share data and per share data, or otherwise noted)

	Ordinary shares		Treasury shares
									Total iClick
									Interactive
								Accumulated	Asia Group
	Number		Number		Additional			other	Limited	Non-
	of		of		paid-in	Accumulated	Statutory	comprehensive	shareholders’	controlling	Total
	shares	Amount	shares	Amount	capital	deficit	reserves	income/(losses)	equity	interests	equity
Balance as of December 31, 2021	47,899,942	48	2,323,802	(20,908)	525,508	(221,237)	81	860	284,352	7,237	291,589
Reissuance of treasury shares upon exercise of employee share options and vesting of RSUs	139,871	—	(139,871)	25	43	—	—	—	68	—	68
Share-based compensation expense	—	—	—	—	3,794	—	—	—	3,794	—	3,794
Issuance of shares upon vesting of RSUs	345,000	—	—	—	—	—	—	—	—	—	—
Repurchase of ordinary shares	—	—	3,659,404	(7,574)	—	—	—	—	(7,574)	—	(7,574)
Purchase of interest in a subsidiary from non-controlling interests (Note 1(a)(iii))	386,415	1	—	—	110	—	—	—	111	(833)	(722)
Net loss for the year	—	—	—	—	—	(200,875)	—	—	(200,875)	(1,931)	(202,806)
Foreign currency translation	—	—	—	—	—	—	—	(4,946)	(4,946)	(114)	(5,060)
Balance as of December 31, 2022	48,771,228	49	5,843,335	(28,457)	529,455	(422,112)	81	(4,086)	74,930	4,359	79,289

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(US$’000, except share data and per share data, or otherwise noted)

	Ordinary shares		Treasury shares
									Total iClick
									Interactive
								Accumulated	Asia Group
	Number		Number		Additional			other	Limited	Non-
	of		of		paid-in	Accumulated	Statutory	comprehensive	shareholders’	controlling	Total
	shares	Amount	shares	Amount	capital	deficit	reserves	income/(losses)	equity	interests	equity
Balance as of December 31, 2022	48,771,228	49	5,843,335	(28,457)	529,455	(422,112)	81	(4,086)	74,930	4,359	79,289
Reissuance of treasury shares upon exercise of employee share options and vesting of RSUs	79,136	—	(79,136)	15	(15)	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	1,082	—	—	—	1,082	—	1,082
Issuance of shares upon vesting of RSUs	275,000	—	—	—	—	—	—	—	—	—	—
Repurchase of ordinary shares	—	—	634,415	(214)	—	—	—	—	(214)	—	(214)
Purchase of interest in a subsidiary from non-controlling interests (Note 1(a)(iii))	386,419	1	—	—	(1)	—	—	—	—	—	—
Net loss for the year	—	—	—	—	—	(38,690)	—	—	(38,690)	(180)	(38,870)
Change in net retirement benefits plan – prior service cost	—	—	—	—	—	—	—	(32)	(32)	—	(32)
Foreign currency translation	—	—	—	—	—	—	—	49	49	(52)	(3)
Balance as of December 31, 2023	49,511,783	50	6,398,614	(28,656)	530,521	(460,802)	81	(4,069)	37,125	4,127	41,252

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(US$’000, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2021	2022	2023
Cash flows from operating activities
Net loss	(16,598)	(202,806)	(38,870)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation of property and equipment	648	842	137
Amortization of intangible assets	3,238	2,990	566
Amortization of right-of-use assets	2,785	2,650	478
Gains on disposals of property and equipment	(16)	(40)	(15)
Allowance for/(reversal of) credit losses on accounts receivable	12,424	18,542	(1,431)
Allowance for credit losses on loans and interest receivable	289	3,661	4,486
Share-based compensation expenses in relation to ordinary shares subscription from Baozun Inc.	1,530	—	—
Other share-based compensation expenses	11,969	3,794	1,082
Fair value losses/(gains) on short-term investments	316	2,368	(566)
Fair value gain on long-term investment	—	—	(179)
Impairment of goodwill	—	80,137	—
Impairment of intangible assets	—	49,778	439
Impairment of long-term investments	4,038	10,805	1,034
Impairment of property and equipment	—	1,206	185
Impairment of right-of-use assets	—	2,365	2,624
Fair value changes on contingent consideration payables	(418)	8,396	—
Deferred tax	(905)	(11,557)	506
Share of losses from an equity investee	107	75	61
Changes in operating assets and liabilities, net
Accounts receivable	(60,284)	102,028	9,962
Prepayments and other assets	3,333	8,478	2,915
Rebates receivables	5,626	2,642	1,927
Prepaid media costs	(1,463)	17,515	4,713
Accounts payable	23,447	(24,859)	(764)
Accrued liabilities and other current liabilities	(1,504)	3,999	(1,967)
Deferred revenue	(5,323)	(6,935)	(4,296)
Income tax payable	(80)	(1,839)	(72)
Income tax recoverable	7	(319)	(148)
Lease liabilities	(2,781)	(2,776)	(2,503)
Amount due from an equity investee	(58)	(36)	270
Net cash (used in)/provided by operating activities	(19,673)	71,104	(19,426)

Cash flows from investing activities
Purchase of property and equipment	(1,386)	(506)	(83)
Purchase of intangible assets	(203)	—	(14)
Redemption/(purchase) of short-term investments	15,633	(99)	1,585
(Purchase)/disposal of other long-term investments	(4,108)	(6,500)	1,936
Prepayment for long-term investment costs	(394)	—	—
(Purchase)/redemption of time deposits	(11,039)	11,118	(248)
Acquisition of businesses, net of cash received	(10,007)	(7,742)	(5,161)
Purchase of interest in a subsidiary from non-controlling interests	—	(722)	—
Loan to third parties	(17,303)	—	—
Repayment of loan from third parties	6,400	434	981
Proceeds from disposals of property and equipment	17	40	17
Net cash used in investing activities	(22,390)	(3,977)	(987)

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(US$’000, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2021	2022	2023
Cash flows from financing activities
Proceeds from exercise of share options	661	68	—
Proceeds from bank borrowings	248,784	180,006	59,035
Repayments of bank borrowings	(231,025)	(209,789)	(64,910)
Repurchase of ordinary shares	(10,687)	(7,574)	(214)
Net proceeds from issuance of ordinary shares upon subscription from Baozun Inc.	17,010	—	—
Net cash provided by/(used in) financing activities	24,743	(37,289)	(6,089)

Net (decrease)/increase in cash and cash equivalents and restricted cash	(17,320)	29,838	(26,502)
Cash and cash equivalents and restricted cash at the beginning of year	94,377	77,589	105,297
Effect on exchange rate changes on cash and cash equivalents and restricted cash	532	(2,130)	(1,273)
Cash and cash equivalents and restricted cash at the end of year	77,589	105,297	77,522
Reconciliation of cash and cash equivalents and restricted cash within the consolidated balance sheets to the amounts shown in the consolidated statements of cash flows above:
Cash and cash equivalents	41,443	82,754	50,766
Restricted cash, current	36,146	22,543	26,756
	77,589	105,297	77,522

Supplemental disclosure of cash flow information:
Interests paid	(3,922)	(2,114)	(1,431)
Cash paid for income taxes	(3,677)	(1,949)	(341)

Supplemental schedule of non-cash investing and financing activities:
Issuance of ordinary shares upon acquisition of interest in a subsidiary from non-controlling interests	—	1,577	—
Issuance of ordinary shares upon settlement for contingent consideration payable	2,060	—	—
Transfer of prepayments for long-term investments to other long-term investments	7,023	—	—

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities
(a)	Organization and nature of operation

iClick Interactive Asia Group Limited (“iClick Cayman”) and its subsidiaries are collectively referred to as the Company. iClick Cayman was incorporated under the law of Cayman Islands as a limited company on February 3, 2010. The Company is principally engaged in (i) the provision of online advertising services (“Marketing Solutions”) and (ii) the provision of software and data analytical tool licenses, customer relationship management solutions, and digitalized operational solutions (“Enterprise Solutions”). The Company’s principal operations and geographic market are in Greater China and have offices in Hong Kong and The People’s Republic of China (“the PRC”). There are also sales teams in Singapore and the United Kingdom.

The accompanying consolidated financial statements include the financial statements of iClick Cayman, its principal subsidiaries and consolidated VIE and the VIE’s subsidiaries (defined in Note 1(b)) as follows:

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

The accompanying consolidated financial statements include the financial statements of iClick Cayman, its principal subsidiaries and consolidated VIE and the VIE’s subsidiaries (defined in Note 1(b)) as follows: (Continued)

		Effective interest held
		through
		equity ownership/
		contractual	Date of	Place of
		arrangements	incorporation/	incorporation/
Name	Relationship	(Note (i))	establishment	establishment	Principal activities
Anhui Zhiyunzhong Information Technology Co., Ltd. (“OptAim Anhui”)	Subsidiary	100%	November 2017	The PRC	Online advertising, SaaS products and services
Tetris (Shanghai) Data Technology Co., Ltd.	Subsidiary	100%	October 2020	The PRC	Online advertising, SaaS products and services
Zhiyunzhong (Shanghai) Technology Co., Ltd. (“Shanghai OptAim”)	Subsidiary	100%	September 2014	The PRC	Online advertising
Beijing OptAim Network Technology Co., Ltd. (“Beijing OptAim”)	VIE	100%	September 2012	The PRC	Online advertising
Shanghai Myhayo Technology Co., Ltd. (“Myhayo”) (Note (ii))	VIE’s subsidiary	36.8%	May 2017	The PRC	Mobile content aggregator and online advertising
Anhui Myhayo Technology Co., Ltd. (“Anhui Myhayo”) (Note (ii))	VIE’s subsidiary	36.8%	September 2018	The PRC	Mobile content aggregator and online advertising
Changyi (Shanghai) Information Technology Ltd. (“Changyi”) (Note (iii))	Subsidiary	100%	January 2014	The PRC	SaaS products and services
Xi’an Changzhan Information Technology Ltd. (“Xian Changyi”)	Subsidiary	100%	August 2019	The PRC	SaaS products and services
Optimal Power Limited (“Optimal”)	Subsidiary	100%	September 2019	BVI	Investment holding

Note:

(i)	Save for the impacts from the transactions detailed in Note (iii) below, there was no change in iClick Cayman’s effective interest held through equity ownership/ contractual arrangements over the principal subsidiaries and consolidated VIE and the VIE’s subsidiaries during the years ended December 31, 2021, 2022 and 2023.
(ii)	Although iClick Cayman owns less than 50% ownership in these entities, these entities are consolidated as iClick Cayman obtains control with its controlling voting right at the level of both shareholders and board of directors pursuant to agreements with other investors of these entities.
(iii)	As of and during the year ended December 31, 2021, iClick Cayman held 59.84% equity interest of Changyi. In August 2022, iClick Cayman acquired the remaining 40.16% equity interest of Changyi from non-controlling interests using cash consideration of US$722 and 1,545,663 class A ordinary shares of iClick Cayman with a fair market value of US$1,577, resulting in a transfer of non-controlling interests of US$833 to additional paid-in capital for the year ended December 31, 2022. Out of the 1,545,663 consideration ordinary shares, 386,415 and 386,419 shares were issued in 2022 and 2023, respectively. The remaining 772,829 shares will be issued by two instalments in 2024 and 2025. Upon completion of this transaction in 2022, iClick Cayman owns 100% equity interests in Changyi.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities (Continued)
(b)	Consolidated VIE and VIE’s subsidiaries

When iClick Cayman acquired OptAim WFOE in July 2015, OptAim WFOE is considered as a foreign invested enterprise and any foreign ownership in advertising business was subject to certain restrictions under the PRC laws and regulations at that time. To comply with the then-effective PRC laws and regulations, certain of the Company’s operations are conducted through Beijing OptAim and its subsidiaries (together, “OptAim VIE”). OptAim WFOE, a wholly-owned subsidiary of iClick Cayman, or a wholly foreign owned enterprise (“WFOE”) of iClick Cayman, entered into a series of contractual agreements among Beijing OptAim and Beijing OptAim’s legal shareholders.

Management evaluated the contractual relationships among iClick Cayman, OptAim WFOE and OptAim VIE as detailed below, and concluded that OptAim WFOE is the primary beneficiary of OptAim VIE. As a result, OptAim VIE’s results of operations, assets and liabilities have been included in the Company’s consolidated financial statements.

As a result of an internal restructuring within the Company in 2021 to move the VIE structure from OptAim WFOE to Beijing WFOE (being another wholly-owned subsidiary of iClick Cayman in the PRC), on November 1, 2021, the VIE contractual agreements as detailed below were amended and restated, which were to provide Beijing WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the principal equity holder of OptAim VIE by signing such contractual agreements among Beijing OptAim and Beijing OptAim’s legal shareholders to have Beijing WFOE replacing OptAim WFOE as the primary beneficiary of OptAim VIE.

OptAim VIE

iClick Cayman’s relationships with Beijing OptAim and its shareholders are governed by the following contractual arrangements:

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

Pursuant to the irrevocable power of attorney executed by the shareholders of Beijing OptAim, Beijing OptAim appointed OptAim WFOE/Beijing WFOE as its attorney-in-fact to exercise all shareholders’ rights in Beijing OptAim, including, without limitation, the power to vote on all matters of Beijing OptAim.

Beijing OptAim requires shareholder approval under PRC laws and regulations and the articles of association of Beijing OptAim. The power of attorney will remain in force until OptAim WFOE/Beijing WFOE provides prior written notice to Beijing OptAim.

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

Through the aforementioned contractual agreements, OptAim VIE is considered VIE in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) because iClick Cayman, through OptAim WFOE/Beijing WFOE, has the ability to:

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

As of December 31, 2022 and 2023, the total assets of OptAim VIE (excluding amounts due from subsidiaries of the Company) were US$7,110 and US$6,017, respectively, mainly comprising cash and cash equivalents, accounts receivable, prepaid media costs, property and equipment, intangible assets, right-of-use assets, other long-term investment and other assets. As of December 31, 2022 and 2023, the total liabilities of OptAim VIE (excluding amounts due to subsidiaries of the Company) were US$5,188 and US$4,233 respectively, mainly comprising accounts payable, deferred revenue, lease liabilities, bank borrowings, income tax payable, accrued liabilities and other current liabilities, and deferred tax liabilities.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities (Continued)
(b)	Consolidated VIE and VIE’s subsidiaries (Continued)

In accordance with the aforementioned agreements, iClick Cayman has the power to direct activities of OptAim VIE, and can have assets transferred out of OptAim VIE. Therefore iClick Cayman considers that there is no asset in OptAim VIE that can be used only to settle obligations of OptAim VIE, except for registered capital and PRC statutory reserves of OptAim VIE amounting to US$2,081 and US$2,081, respectively, as of December 31, 2022 and 2023. As Beijing OptAim and its subsidiaries were incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of iClick Cayman for all the liabilities of OptAim VIE. Currently there is no contractual arrangement that could require iClick Cayman to provide additional financial support to OptAim VIE.

As iClick Cayman is conducting its PRC online advertising services business through OptAim VIE, iClick Cayman will, if needed, provide such support on a discretion basis in the future, which could expose iClick Cayman to a loss.

There is no VIE where iClick Cayman has variable interest but is not the primary beneficiary.

In the opinion of iClick Cayman’s management, the contractual arrangements among its subsidiary, the VIE and the nominee shareholder are in compliance with current PRC laws and are legally binding and enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit iClick Cayman’s ability to enforce these contractual arrangements. In addition, the nominee shareholder of the VIE is Mr. Jian Tang, the chairman of our board of directors and our chief executive officer, who controls around 30% of iClick Cayman in terms of voting power. Therefore, the enforceability of the contractual agreements between iClick Cayman’s subsidiary, the VIE and its nominee shareholder depends on whether the shareholder will fulfil these contractual agreements. As a result, iClick Cayman may be unable to consolidate the VIE and VIE’s subsidiaries in the consolidated financial statements.

iClick Cayman’s ability to control OptAim VIE also depends on the power of attorney and the effect of the share pledge under the Pledge Agreement and OptAim WFOE/Beijing WFOE has to vote on all matters requiring shareholder approval in OptAim VIE. As noted above, iClick Cayman believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

(c)	Issuance of shares to a new investor in 2021

Pursuant to a share subscription agreement entered into between iClick Cayman and a new investor Baozun Inc. (“Baozun”) in January 2021, iClick Cayman has issued a total of 649,349 Class B ordinary shares to Baozun for net cash proceeds received by iClick Cayman, after deducting an incremental cost of US$213, of US$17,010.

Cash proceeds received by iClick Cayman from the issuance of Class B ordinary shares to Baozun were calculated at US$26.52 per share, which was at discount as compared to the fair value of US$28.88 as determined based on the closing stock price as of the date of share issuance. The total discount of this share issuance amounting to US$1,530 represented an incentive to Baozun to enter into the strategic cooperation framework agreement with iClick Cayman, which was recognized as share-based compensation expenses in the consolidated during the year ended December 31, 2021.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies
(a)	Going concern and basis of preparation

The consolidated financial statements have been prepared in accordance with the U.S. GAAP. Significant accounting policies followed by iClick Cayman in the preparation of the accompanying consolidated financial statements are summarized below.

Effective from November 14, 2022, iClick Cayman changed the ratio of the ADS representing its Class A ordinary shares from one ADS representing one-half of one Class A ordinary share to one ADS representing five Class A ordinary shares.

Liquidity and Capital Resources

The Company had continuing losses from operations since inception. The Company incurred net loss of US$16,598, US$202,806 and US$38,870 for the years ended December 31, 2021, 2022 and 2023, respectively. Accumulated deficit was amounted to US$422,112 and US$460,802 as of December 31, 2022 and 2023, respectively. Cash flows from operating activities were a net outflow of US$19,673, a net inflow of US$71,104 and a net outflow of US$19,426 for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, certain financial covenant as set out in one of the loan agreements related to outstanding bank borrowings of RMB114.5 million (equivalent to US$20.0 million) due for repayment in March 2024 (which was subsequently extended to June 2024) was breached (see note 17) and the Company has subsequently obtained a waiver letter such that the bank would not demand early repayment from the Company before maturity of the borrowings. Net cash position (as calculated by the total of (i) cash and cash equivalents, (ii) time deposits, and (iii) restricted cash, net off with (i) bank borrowings) decreased significantly from US$61.0 million as of December 31, 2022 to US$39.4 million as of December 31, 2023. Such conditions and events raised substantial doubt about the Company’s ability to continue as a going concern.

Management has developed a business plan to maintain the Company’s gross profit, control operating costs and manage working capital going forward. Based on this plan, management prepared a cash flow projection covering a period of next twelve months from the date of issuance of the consolidated financial statements (“Projection Period”), which has taken into account the anticipated cash flows to be generated from the Company’s future operations and existing balance of cash and cash equivalents, time deposits, and restricted cash as at December 31, 2023.

Based on management’s cash flow projection and liquidity assessment, management is of the opinion that the Company has sufficient funds to meet its obligations or liabilities when they become due, and provide the required working capital and liquidity for continuous operation over the next twelve months from the date of issuance of these consolidated financial statements, despite the fact that the liquidity may continue to deteriorate shortly after the Projection Period. As a result, management concluded that the business plan, when implemented effectively, will alleviate the substantial doubt on the Company’s ability to continue as a going concern over the next twelve months from the date of issuance of these consolidated financial statements. Accordingly, the Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(b)	Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates.

The Company believes that revenue recognition in determining whether iClick Cayman is the principal or an agent to the arrangements with merchants, allowance for credit losses on accounts receivable, impairment assessment of goodwill and long-lived assets, fair value determination related to the accounting for business combinations, and impairment assessment of investments in equity securities without readily determinable fair value reflect more significant judgments and estimates used in the preparation of its consolidated financial statements.

Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

(c)	Consolidation

The Company’s consolidated financial statements include the financial statements of iClick Cayman, its subsidiaries, its VIE and a VIE’s subsidiaries for which iClick Cayman or its subsidiary is the primary beneficiary. All transactions and balances among iClick Cayman, its subsidiaries, its VIE and a VIE’s subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which iClick Cayman, directly or indirectly, controls more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which iClick Cayman, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. In determining whether iClick Cayman or its subsidiaries are the primary beneficiary, iClick Cayman considered whether it has the power to direct activities that are significant to the VIE’s economic performance, and also the Company’s obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. Beijing WFOE and ultimately iClick Cayman hold all the variable interests of the VIE and its subsidiaries, and has been determined to be the primary beneficiary of the VIE.

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to iClick Cayman as the controlling shareholder. Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of comprehensive loss, statement of changes in equity and balance sheet, respectively.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(d)	Foreign currency translation

The reporting currency of iClick Cayman is the United States dollars (“US$”). iClick Cayman is a holding company engaged in capital raising and financing activities denominated in US$. As such, iClick Cayman’s functional currency has been determined to be the US$. The functional currency of iClick Cayman’s subsidiaries is the local currency of the country in which they are domiciled.

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

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. When available, iClick Cayman uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

Fair value measurements are based on a fair value hierarchy, based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that iClick Cayman has the ability to access at the measurement date.

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

(i)	Fair value measurement on a recurring basis

Observable inputs are based on market data obtained from independent sources. iClick Cayman uses a combination of valuation methodologies, including market and income approaches based on iClick Cayman’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing of the investees, future cash flow forecasts, liquidity factors and multiples of a selection of comparable companies. iClick Cayman’s contingent consideration (Note 4 (a)), and debt investments (Note 2(k)) are measured using unobservable inputs that require a high level of judgment to determine fair value, and thus classified as Level 3 (Note 3(c)).

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(e)	Fair value of financial instruments (Continued)

iClick Cayman values its investments in wealth management products issued by banks classified as short-term investments in the consolidated balance sheets (Note 2(k)) using quoted subscription or redemption prices published by the banks and financial institution. Accordingly, iClick Cayman classifies the valuation techniques that use these inputs as Level 2.

The carrying amounts of cash and cash equivalents, time deposits, restricted cash, accounts receivable, amount due from an equity investee, rebates receivable, accounts payable, other financial assets and liabilities approximate their fair values due to the short-term nature of these instruments. Based on the borrowing rates currently available to the Company for debt with similar terms, the carrying amounts of the short-term bank borrowings approximate their fair values (using Level 2 inputs).

The Company values its listed equity securities using quoted prices for the underlying securities in active markets. Accordingly, the Company classifies the valuation techniques that use these inputs as Level 1.

(ii)	Fair value measurement on a non-recurring basis

The Company measures an equity investment accounted for using the equity method at fair value on a non-recurring basis only if an impairment charge were to be recognized. For the years ended December 31, 2021, 2022 and 2023, no impairments were recorded on the investment in an equity investee which would require fair value measurement on a non-recurring basis.

Equity investments accounted for using the net asset value per share as a practical expedient (Note 2(k)(i)) and measurement alternative (Note 2(m)) are generally not categorized in the fair value hierarchy. However, if equity investments without readily determinable fair values accounted for using the measurement alternative were re-measured during the year, they would be classified within Level 3 in the fair value hierarchy because the Company estimated the value of the investments based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs. See Note 2(m) for details.

(f)	Cash, cash equivalents and restricted cash

Cash and cash equivalents include cash on hand, cash in bank and time deposits placed with banks or other financial institutions, which have original maturities of three months or less and are readily convertible to known amounts of cash.

Restricted cash represented bank deposits in accounts that are restricted as to withdrawal or usage. For restriction which is expected to be released within one year of the balance sheet date, the respective restricted cash balance is classified as current. As of December 31, 2022 and 2023, the Company’s restricted cash mainly represents balance held in restricted bank accounts as required by certain loan agreements and escrow amount deposited for a business acquisition.

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

Accounts receivable are presented net of allowance for credit losses. The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses which reflects its best estimate of amounts that potentially will not be collected. See Note 2(j) for details of current expected credit losses on accounts receivable.

(i)	Rebates receivable

Rebates receivable represent sales rebates that have already been earned but not received from third party publishers. The Company earns its rebates from purchasing advertising spaces from these website publishers.

(j)	Current expected credit losses

The Company’s cash and cash equivalents, time deposits, restricted cash, accounts receivable, amount due from an equity investee, rebates receivable, other current assets and other assets are within the scope of current expected credit losses assessment. The Company has identified the relevant risk characteristics of its customers and the related receivables and other current assets which include size, type of the services the Company provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools for collective evaluation. Receivables that do not share similar risk characteristics are evaluated on an individual basis and are not included in the collective evaluation. For each pool for collective evaluation, the Company considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on specific facts and circumstances.

The Company estimated the allowance for credit losses on loans and interest receivable as included in other current assets (2022: other assets) on the consolidated balance sheets not sharing similar risk characteristics on an individual basis. The key factors considered when determining the above allowances for credit losses include the estimated loan collection schedule under different scenarios and their corresponding probability of occurrence, discount rate, financial condition and performance data of the borrowers and their cash flow forecasts considering current and future economic conditions.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(j)	Current expected credit losses (Continued)

The following table presents the movement in the allowance for credit losses for the years ended December 31, 2022 and 2023.

	Accounts receivable		Loans and interest receivable
	(Note)
	For the years ended		For the years ended
	December 31,		December 31,
	2022	2023	2022	2023
Balance at the beginning of year	22,786	37,215	289	4,043
Provision/(reversal) for the year	18,542	(1,431)	3,661	4,486
Accounts receivable written off	(1,978)	(5,923)	—	—
Exchange differences	(2,135)	(698)	93	(145)
Balance at the end of year	37,215	29,163	4,043	8,384

Note:

Allowance for credit losses on accounts receivable are estimated by grouping accounts receivable into pools based on relevant credit risk characteristics of the debtors. Accounts receivable relating to debtors with known financial difficulties or significant doubt on collection of receivables are assessed individually for specific provision for impairment allowance. As of December 31, 2022 and 2023, the balance of specific provision for credit losses in respect of these individually assessed receivables was US$20,233 and US$15,092, respectively. Accounts receivable relating to other debtors are assessed collectively for the risk of default, taking into account the nature of the debtor, its geographical location and its ageing category, and applying the expected credit loss rates to the respective gross carrying amounts of accounts receivable. The expected credit loss rates of each pool are determined based on historical loss experience as adjusted with current and forward-looking information such as macroeconomic factors affecting the ability of the debtors to settle the receivables.

(k)	Investments

	As of December 31,
	2022	2023
Short-term investments under current assets
Fund investments (Note (i))	3,665	3,784
Listed equity securities (Note (ii))	1,609	403
Wealth management products (Note (iii))	1,737	1,536
	7,011	5,723

Other long-term investments under non-current assets
Available-for-sale debt investments (Note (iv))	3,000	3,179
Equity investments (Note 2(m))	2,970	—
	5,970	3,179

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(k)	Investments (Continued)
(i)	Fund investments

Fund investments over which the Company does not have the ability to exercise significant influence, are required to be measured at fair value under ASC 321 “Investments—Equity Securities” (“ASC 321”). The Company has adopted the practical expedient in ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of these investments which were without readily determinable fair value. Fund investments included in the consolidated balance sheet as short-term investments as of December 31, 2022 and 2023 amounted to US$3,665 and US$3,784 respectively and the change in fair value recorded in consolidated statement of comprehensive loss. Fair value change of US$452, US$17 and US$119 were recognized under “other gains/(losses), net” for the years ended December 31, 2021, 2022 and 2023 respectively.

(ii)	Listed equity securities

Investments in listed equity securities are reported at fair value in the consolidated balance sheets and the fair value gains and losses are recorded in the consolidated statements of comprehensive loss under ASU 2016 - 01. Listed equity securities recorded in the consolidated balance sheet as short-term investments as of December 31, 2022 and 2023 amounted to US$1,609 and US$403, respectively, and the fair value gain for the years ended December 31, 2021, 2022 and 2023 recorded in the consolidated statement of comprehensive loss under “other gains/(losses), net” amounted to US$127, US$100 and US$448, respectively.

(iii)	Wealth management products

Wealth management products are issued by banks in the PRC which are redeemable by the Company at any time. They are unsecured with variable interest rates and primarily invested in debt securities issued by the PRC government, corporate debt securities and central bank bills. The Company measures these investments at fair value using the quoted subscription or redemption prices published by the bank. Wealth management products recorded in the consolidated balance sheet as short-term investments as of December 31, 2022 and 2023 amounted to US$1,737 and US$1,536 respectively, the fair value gain for the years ended December 31, 2021, 2022 and the fair value loss the years ended December 31, 2023 recorded in the consolidated statement of comprehensive loss under “other gains/(losses), net” amounted to US$9, US$65 and US$1, respectively.

(iv)	Available-for-sale debt investments

Available-for-sale debt investments of the Company include investments in convertible notes issued by two private companies as accounted for under the fair value option, for which the total fair values as of December 31, 2022 and 2023 were US$3,000 and US$3,179, respectively. Interest income and all other changes in the carrying amount of this debt investment are recognized in earnings. The Company recorded fair value gain on debt investments of US$179 (2022: fair value losses of US$2,550) for the year ended December 31, 2023.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(l)	Investment in an equity investee

Investment in an equity investee represents the Company’s investment in a privately held company. The Company applies the equity method to account for an equity investment in common stock or in-substance common stock, according to Accounting Standards Codification (“ASC”) 323 “Investment — Equity Method and Joint Ventures,” over which it has significant influence but does not own a majority equity interest or otherwise control.

Under the equity method, the Company initially records the investments at cost and the difference between the cost of the equity investee and the fair value of the underlying net assets of the equity investee is recognized as equity method goodwill and intangible assets acquired, which is included in the equity method investments on the consolidated balance sheets. The Company subsequently adjusts the carrying amount of the investments to recognize its (i) proportionate share of each equity investee’s post-acquisition net income or loss into earnings, (ii) share of post-acquisition movements in accumulated other comprehensive income into other comprehensive income, and (iii) cash distributions from investees, after the date of investment. When the Company’s share of loss in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further loss, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

The Company evaluates its equity method investment for impairment under ASC 323-10. An impairment loss on the equity method investment is recognized in the consolidated statement of comprehensive loss when the decline in value is determined to be other-than-temporary. No impairment loss has been recorded during the years ended December 31, 2021, 2022 and 2023.

(m)	Other long-term equity investments

The Company’s other long-term equity investments as of December 31, 2022 and 2023 consist of equity securities without readily determinable fair value.

In accordance with ASC 321 “Investments—Equity Securities”, the Company is required to measure its equity investments at fair value and any changes in fair value are recognized in earnings. For equity investments without readily determinable fair value and does not qualify for the existing practical expedient in ASC 820 to estimate fair value using the net asset value per share (or its equivalent) of the investments, the Company has elected to use the measurement alternative to measure its equity investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Significant judgments are required to determine (i) whether observable price changes are orderly transactions and identical or similar to an investment held by iClick Cayman; and (ii) the selection of appropriate valuation methodologies and underlying assumptions, including expected volatility and the probability of exit events as it relates to liquidation and redemption features used to measure the price adjustments for the difference in rights and obligations between instruments.

Management makes a qualitative assessment as to whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, management estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, iClick Cayman recognizes an impairment loss in net loss equal to the difference between the carrying value and fair value. Management applied judgment in (i) determining whether the investment is impaired, (ii) estimating the impairment amount if an impairment exists, and (iii) determining valuation methods and key valuation assumptions and data used in estimating the impairment amounts. These judgments consider various factors and events including a) adverse performance of investees; b) adverse industry developments affecting investees; and c) adverse regulatory, social, economic or other developments affecting investees. These judgements include the selection of valuation methods in estimating fair value and the determination of key valuation assumptions used, comprising selection of comparable companies and multiples, and discount for lack of marketability. iClick Cayman recognized impairment losses of US$4,038, US$10,805 and US$1,034 for the years ended December 31, 2021, 2022 and 2023 respectively.

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

(o)	Business combinations

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

A reporting unit is an operating segment or a component of an operating segment which is a business and for which discrete financial information is available and reviewed by a segment manager. The Company’s reporting units include (i) the Marketing Solutions and (ii) the Enterprise Solutions.

In accordance with the guidance from ASU No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment, for the purpose of the goodwill impairment test, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If an initial qualitative assessment identifies that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, an additional quantitative evaluation is performed. Alternatively, the Company may elect to proceed directly to the quantitative goodwill impairment test. As part of the quantitative goodwill impairment test, the Company compares the fair value of each reporting unit to its carrying value, with an impairment charge recorded for the amount by which the carrying amount exceeds the reporting unit’s fair value up to a maximum amount of the goodwill balance for the reporting unit.

For evaluation of reporting units using a quantitative assessment, the Company determines the fair values of the Marketing Solutions reporting unit and the Enterprise Solutions reporting unit as of December 31, 2022 based on an income approach. Under the income approach, the Company estimates the fair value of the reporting units based on discounted cash flow method derived from the reporting unit’s long-term forecasts which included a five-year future cash flow projection and an estimated terminal value. The cash flow projection is based on management’s most recent view of the long-term outlook for the reporting units in order to come up with revenue growth rates, gross margin, the estimated terminal value using a terminal year long-term future growth rate, discount rates, and other assumptions deemed reasonable by management.

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

As of December 31, 2022, the Company determined that there were sufficient indicators to trigger a quantitative goodwill impairment analysis. The indicators included, among others: (1) the underperformance against plan of the Company’s reporting units due to the negative impact of the COVID-19 outbreak to the macroeconomy of the PRC, (2) a revision of the Company’s forecasted future earnings due to intensified industry competition, and (3) a decline in iClick Cayman’s market capitalization in 2022. The Company’s annual quantitative goodwill impairment analysis as of December 31, 2022 indicated that both Marketing Solutions and Enterprise Solutions reporting units were fully impaired. Accordingly, the Company recognized an impairment charge of US$53,024 and US$27,113 for the Marketing Solutions reporting unit and the Enterprise Solutions reporting unit, respectively, for the year ended December 31, 2022. There was no goodwill during the year ended and as of December 31, 2023.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(r)	Impairment of long-lived assets

Long-lived assets of the Company including property and equipment, intangible assets (other than goodwill) and right-of-use-assets which are held and used are reviewed for impairment when events or changes in the circumstances indicate that the carrying value of an asset or asset group may no longer be recoverable. For an asset or asset group that is held and used, the asset or asset group represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets or asset groups. Factors considered by the Company in its impairment assessments of long-lived assets that are held and used include, but are not limited to, significant underperformance relative to historical or projected operating results; significant changes in the manner of use of the acquired assets or asset groups or the strategy for the overall business; and significant negative industry or economic trends. When the carrying value of a long-lived asset or asset group that is held and use may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company estimates the future undiscounted cash flows expected to result from the use of the asset or asset group and its eventual disposition. If the sum of the expected future undiscounted cash flows and eventual disposition is less than the carrying amount of the asset or asset group, the Company recognizes an impairment loss. An impairment loss is reflected as the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group, based on the fair value if available, or discounted cash flows, if fair value is not available. The discounted cash flow model on which the fair value of the asset or asset group as part of the Company’s impairment tests is based includes significant assumptions relating to revenue growth rates, gross margin, and other controllable expenses.

The Company identified certain long-lived asset groups which were held and used that were subject to indicators (which were similar to the indicators for goodwill impairment as explained in Note 2(q)) to trigger quantitative impairment assessments as of December 31, 2022 and 2023. Based on the Company’s impairment assessments on those long-lived asset groups as of December 31, 2022 and 2023, the Company recorded impairment of long-lived assets of US$53,349 (out of which US$49,778, US$1,206 and US$2,365 were related to intangible assets (other than goodwill), property and equipment, and right-of-use assets, respectively) and US$3,248 (out of which US$439, US$185 and US$2,624 were related to intangible assets (other than goodwill), property and equipment, and right-of-use assets, respectively) during the years ended December 31, 2022 and 2023, respectively. Out of the total impairment charges of (i) US$53,349 and (ii) US$3,248 during the years ended December 31, 2022 and 2023, respectively, (i) US$48,946 and US$4,403 and (ii) US$411 and US$2,837 were recorded in (i) cost of revenues and (ii) operating expenses, respectively.

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

The Company records rent expense for operating leases, including leases of office premises, on a straight-line basis over the lease term. The Company begins recognition of rent expense on the commencement date, which is generally the date that the asset is made available for use. The lease liability is included in lease liabilities, current and lease liabilities, non-current within the consolidated balance sheets, which are reduced as lease related payments are made. The ROU asset is amortized on a periodic basis over the expected term of the lease. See Note 14 for additional information.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(t)	Deferred revenue

The Company receives prepayments for services in advance of service performance from certain customers. The amounts received in advance are recorded as deferred revenue and recognized as revenue in the period which the corresponding services are performed.

(u)	Treasury shares

iClick Cayman accounted for those shares repurchased as treasury shares at cost in accordance with ASC 505-30, and the treasury shares acquired are shown separately in shareholders’ equity as iClick Cayman has not yet decided on the ultimate disposition of those shares. If and when iClick Cayman cancels the treasury shares, the difference between the original issuance price and the repurchase price will be debited into additional paid-in capital.

(v)	Revenue recognition and cost of revenues

The following table presents our revenue recognized from contracts with customers disaggregated by the four types of pricing models:

	For the years ended December 31,
	2021	2022	2023
Recognized over time
- Sales agent	4,195	2,549	1,818
- Cost-plus	26,062	8,909	4,761
- SaaS products and services	57,756	62,207	45,860
	88,013	73,665	52,439

Recognized at point in time
- Specified actions	212,353	94,498	79,902
- SaaS products and services	7,336	917	876
	219,689	95,415	80,778
Total	307,702	169,080	133,217

The Company’s Marketing Solutions service offerings are the provisions of online advertising services. The Company utilizes a combination of pricing models and revenue is recognized when the related services are delivered based on the specific terms of the contract, which are commonly based on (i) agreed incentive to be earned for being a sales agent of a publisher, (ii) cost-plus or (iii) specified actions (e.g. cost per impression (“CPM”) and cost per click (“CPC”)) and related campaign budgets, depending on the customers’ preferences and their campaigns launched. The Company also offers the Enterprise Solutions via the offering of SaaS products and services.

The Company recognizes revenue when the Company satisfies a performance obligation by transferring a promised service to a customer. The Company considers the following when determining if a contract exists under which the performance obligations have been satisfied: (i) contract approval by all parties, (ii) identification of each party’s rights regarding the goods or services to be transferred, (iii) specified payment terms, (iv) commercial substance of the contract, and (v) collectability of substantially all of the consideration is probable. Collectability is assessed based on a number of factors, including the creditworthiness of a customer, the size and nature of a customer’s business and transaction history. Revenues are recorded net of value-added taxes.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(v)	Revenue recognition and cost of revenues (Continued)

The Company follows the guidance provided in ASC 606, Revenue from Contracts with Customers, for determining whether the Company is the principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. In these instances, the Company determines whether it has promised to provide the specified service itself (as principal) or to arrange for the specified service to be provided by another party (as an agent). This determination depends on the facts and circumstances of each arrangement and, in some instances, involves significant judgment. The Company recognizes revenue from sales agent and cost-plus arrangement amounting to US$30,257, US$11,458, and US$6,579 for the years ended December 31, 2021, 2022 and 2023, respectively, on a net basis as the Company is not primarily responsible for the fulfillment considering iClick Cayman only acts as an intermediary in executing transactions between the publishers and the customers, does not have control of the promised service as iClick Cayman only places orders based on specification set out by the customers, and does not have full discretion in establishing prices and therefore is the agent in the arrangement with customers. All other revenue of US$277,445, US$157,622 and US$126,638 for the years ended December 31, 2021, 2022 and 2023, respectively, are reported on a gross basis, as the Company has determined it is the principal in the arrangement.

Sales agent

In the arrangement with a particular publisher, the Company acts as a sales agent for this publisher in selling marketing spaces to marketing clients. In return, the Company earns incentives from this publisher based on contractually stipulated amounts when certain spending thresholds are achieved. The Company considers this particular publisher as a customer and record such incentives as net revenues. Incentives from this publisher are calculated on both a quarterly and an annual basis in accordance with the terms as set out in the arrangement.

Revenue under this arrangement is recognized over time given the Company considers this particular publisher simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs. In other words, when the Company purchases marketing spaces on behalf of the marketing clients throughout the marketing campaigns as requested by them, this particular publisher simultaneously receives and consumes the benefit of the marketing spaces being purchased and therefore the Company is entitled to incentive payment from this publisher.

The Company grants rebates to marketing clients under the sales agent arrangement. The majority of marketing clients under this arrangement are not customers under either the cost-plus arrangement or specified actions arrangement. The Company records rebates granted to such marketing clients as reduction of revenue.

Cost-plus

For cost-plus advertisement campaigns, sales are recognized at the fair value of the amount received. Discounts granted to marketing clients under cost-plus marketing campaigns are recorded as a reduction of revenue. The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether the Company is acting as the principal or an agent in the transactions. In the normal course of business, the Company acts as an intermediary in executing transactions between website publishers and marketing clients. The specified service in the cost-plus arrangement is the provision of marketing space, which is controlled by the website publishers, rather than the Company. The Company assists the marketing clients to place orders with specific website publishers based on specification set out the marketing clients. The Company does not have the ability to direct the use of marketing space and does not have any inventory risk. Pricing is generally based on the actual advertising spending incurred by the marketing clients plus a margin. Accordingly, the Company concludes that it is not the principal in these arrangements and reports revenue earned and costs incurred related to these transactions on a net basis.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(v)	Revenue recognition and cost of revenues (Continued)

Cost-plus (Continued)

Revenue under this arrangement is recognized over time as the Company considers its customers simultaneously receive and consume the benefits provided by the Company’s performance. At the time the Company purchases marketing spaces during the contract term for its customers, the customers’ advertisements could be placed throughout the marketing campaign. Revenue recognition under this arrangement is not based on an occurrence of significant act or milestone method.

Throughout the various services delivered to clients under the cost-plus arrangements, the Company earns rebates from publishers and grant rebates to marketing clients. The rebates that the Company grants to marketing clients under cost-plus arrangement are recorded as reduction of revenue, based on the spending amount the marketing clients would actually incur to earn the corresponding level of rebates. The rebates that the Company receives from publishers under the cost-plus arrangements are recorded as revenue. These rebates are recognized when a particular milestone is achieved (i.e. applying the relevant rebates based on the level of spending threshold actually achieved) and spending has actually occurred.

Specified actions

The Company also generates revenue from performing specified actions (e.g a CPM and CPC basis). Revenue is recognized on a CPM or CPC basis as impressions or clicks are delivered while revenue is recognized once agreed actions are performed. For the specified actions advertisement campaigns, the Company is the principal as it has the obligation to deliver successful actions requested by marketing clients. Also, the Company will only be paid if successful actions can be delivered and is exposed to risk of loss. In terms of pricing, the Company has complete latitude in establishing the selling prices of each of the CPM and CPC pricing model. The Company’s margin may vary as the costs incurred to deliver successful actions may vary and is therefore exposed to risk of loss whereby validating its degree of responsibility to its customers. Although the inventory risk under specified actions arrangement is considered to be low, the Company concludes that it is the principal in such arrangement as it is the principal ultimately responsible for delivering successful actions and in charge of establishing the price per action. Accordingly, the Company reports revenue earned and costs incurred related to these transactions on a gross basis.

Revenues under this arrangement is recognized at point-in-time when the Company is able to deliver the specified actions as requested by the customers. Upon the occurrence of the specified actions, the customers take control of the specified actions and this is when the Company recognizes the corresponding revenue. Unlike the cost-plus arrangement, when the Company purchases marketing spaces in order to deliver the specified actions, the customers do not receive and consume the benefit as the benefit to be received by the customers is the occurrence of the specified actions. Also, the Company does not create or enhance an asset that the customers control as the marketing spaces ultimately belong to the publishers. The Company does not have any right to payment for simply purchasing the marketing spaces and would only be compensated upon delivery of the specified actions.

The Company also grants rebates to marketing clients under the specified actions arrangement. Same as the treatment under cost-plus arrangement, the rebates that the Company grants to marketing clients under cost-plus arrangement are recorded as reduction of revenue and are recorded based on the amount the marketing clients would actually incur to earn the corresponding level of rebates. The rebates that the Company receives from publishers under the specified actions arrangement are recorded as a reduction of cost of revenues. These rebates are recognized when a particular milestone is achieved (i.e. applying the relevant rebates based on the level of spending threshold actually achieved) and spending has actually occurred.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(v) Revenue recognition and cost of revenues (Continued)

Specified actions (Continued)

Cost of revenues consists of the costs to purchase space for the online advertising operations, amortization expenses related to the Company’s computer software and systems, salaries and benefits of relevant operations and support personnel and depreciation of relevant property and equipment and impairment on relevant intangible assets. The Company becomes obligated to make payments related to website publishers in the period the marketing impressions and click-through occur. Such expenses are classified as cost of revenues in the consolidated statements of comprehensive loss as incurred. Cost of revenues also includes rebates received from website publishers which are recorded as a reduction of cost of revenues when the Company is acting as a principal in a transaction.

SaaS products and services

Under this arrangement, the Company offers SaaS products and services through provision of software and data analytical tool licenses, customer relationship management (“CRM”) solutions and digitalized operational solutions services. Revenues under this arrangement primarily consist of fees for (i) licensing to provide customers with access to one or more of the existing cloud applications for e-commerce, marketing and customer management, (ii) the development of new cloud applications customized for individual customer, (iii) licenses for on-premises software, and (iv) various combinations of software and data analytical tool licenses, CRM solutions, and digitalized operational solutions services provided by the Company. Contracts with customers under this arrangement are generally with a term of 1 to 24 months.

Revenues from licensing of existing cloud applications are generally recognized ratably over time over the contract term beginning on the date that the licensing service is made available to the customer, whereby the Company considers that its customers simultaneously receive and consume the benefits provided by the use of existing cloud applications. The Company does not have other right to consideration in exchange for goods or service that the Company has transferred to a customer when that right is conditional on something other than the passage of time.

Revenues from developing new cloud applications exclusively customized for customers and licenses for on-premises software is recognized at point-in-time when the Company is able to deliver the cloud applications to customers or when the Company provides customers with right to use the on-premises software. The Company considers the transfer of control of new cloud applications/software to customer, which represents a distinct performance obligation, to be completed when such cloud applications/software are on-premise and fully functional such that the customer can use and benefit from the cloud applications/software on its own.

Besides, the Company also provides certain additional services along with the above arrangements of cloud application development and software licensing, such as technical support, bug fixes, CMR solutions and digitalized operational solutions. These additional services are considered to be a series of distinct services that are substantially the same and have the same duration and measure of progress; therefore, the Company concludes that they represent a separate combined performance obligation. Revenues from such additional services are recognized ratably over-time over the contract period.

The respective stand-alone selling prices of each of these performance obligations are determined based upon observable prices in stand-alone transactions and contractually stated price whereby no allocation of selling prices among individual performance obligations are required.

Cost of revenues for SaaS products and services primarily comprises amortization expenses related to the Company’s computer software and systems, salaries and benefits of relevant operations and support personnel, depreciation of relevant property and equipment and other direct service costs.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(v)	Revenue recognition and cost of revenues (Continued)

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing when the Company has satisfied its performance obligations and has the unconditional right to payment. The Company normally does not have contract assets, which are primarily unbilled accounts receivable that are conditional on something other than the passage of time.

Deferred revenue represents contract liabilities which related to unsatisfied performance obligations at the end of the period. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Revenue recognized during the years ended December 31, 2022 and 2023, respectively, relating to deferred revenue as of January 1, 2022 and 2023 was US$13,108 and US$8,767, respectively. For the amount remained as deferred revenue as of January 1, 2022 and 2023, respectively, but not recognized as revenue during the years ended December 31, 2022 and 2023, respectively, there is still a contractual obligation for the Company to provide service whereby the Company is not obliged to make any refund of the amount received from customers. Such amount will be recognized as revenue when all of the revenue recognition criteria are met.

Practical Expedients

The Company has used the following practical expedients as allowed under ASC 606:

(i)	The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed as substantially all of the Company’s contracts have a duration of one year or less.
(ii)	Payment terms and conditions vary by contract type, although terms generally include a requirement of prepayment or payment within one year or less. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that its contracts generally do not include a significant financing component.
(iii)	The Company generally expenses sales commissions when incurred because the amortization period would be one year or less. These costs are recorded within sales and marketing expenses.
(w)	Prepaid media costs

Prepaid media costs represent prepayments for online space paid by the Company to third party publishers of websites. Upon utilization, media costs are recognized in cost of revenues when the Company is determined as acting as the principal. However, when the Company is determined as acting as the agent, those costs are recognized as deduction to revenue by the Company. These prepayments are classified as current considering the corresponding online spaces are expected to be purchased and utilized within twelve months from the date of payments.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(x)	Research and development expenses

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

The Company incurred development costs in connection with an internal-use enterprise resource planning (“ERP”) software to further enhance management to monitor the business. While internal and external costs incurred during the preliminary project stage are expensed as incurred, costs relating to activities during the application development stages have been capitalized. For the years ended December 31, 2021, 2022 and 2023, the Company has capitalized development costs related to ERP software of US$111, US$nil and US$nil, respectively, as intangible assets. In addition, the Company incurred other research and development costs in relation to other internal use software used to support its operations. Any development costs qualified for capitalization were immaterial for the periods presented. For the years ended December 31, 2021, 2022 and 2023, the Company has not capitalized any other costs related to internal use software other than the ERP software.

(y)	Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) advertising and marketing expenses, and (ii) salary and welfare for sales and marketing personnel. Advertising expenses are recorded as sales and marketing expenses when incurred, and totaled US$10,458, US$6,769 and US$2,997 for the years ended December 31, 2021, 2022 and 2023, respectively.

(z)	General and administrative expenses

General and administrative expenses consist primarily of (i) salary and welfare for general and administrative personnel, (ii) professional service fees, and (iii) allowance for credit losses.

(aa)	Employee social security and welfare benefits

Employees of the Company in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Company is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government.

The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made.

The Company also makes payments to other defined contribution plans for employees employed by subsidiaries outside the PRC. iClick Cayman and subsidiaries incorporated in Hong Kong are required to make contributions to Mandatory Provident Funds under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Such contributions are recognized as an expense in profit or loss as incurred.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(aa)	Employee social security and welfare benefits (Continued)

Pursuant to the policies of iClick Cayman’s subsidiaries in Hong Kong in accordance with applicable labor protection laws in Hong Kong, all employees of such subsidiaries with more than 5 years of service are entitled to severance payment upon forced termination or retrenchment or in the event that the employee reaches the retirement age of 65. The entitlement to severance payment is determined according to several factors including but not limited to age, length of service and remuneration, and is subject to a maximum amount of Hong Kong dollars ("HK$") 390,000. The Company accounts for such severance liabilities based on an actuarial valuation using the projected unit credit method. There are no separate plan assets held in respect to these liabilities.

(ab)	Non-controlling interests

The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of iClick Cayman. Non-controlling interests are presented on the face of the consolidated statement of comprehensive loss as an allocation of the total income or loss for the year between non-controlling interests holders and the shareholders of iClick Cayman.

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its statements of comprehensive loss. The Company did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2021, 2022 and 2023. As of December 31, 2022 and 2023, the Company did not have any significant unrecognized uncertain tax positions.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(ad)	Share-based compensation

iClick Cayman grants stock-based awards, including share options, restricted share units and warrants of iClick Cayman, to eligible employees, officers, directors, and non-employee consultants. The Company accounts for share-based awards granted to employees in accordance with ASC 718, “Compensation - Stock Compensation” and share-based awards granted to non-employees in accordance with ASC subtopic, 505-50 (“ASC 505-50”), “Equity-Based Payments to Non-Employees”. ASC 505. On January 1, 2019, the Company adopted ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvement to Nonemployee Share-based Payment Accounting to amend the accounting for share-based payment awards issued to non-employees. Under ASU 2018-07, the accounting for awards to non-employees are similar to the model for employee awards.

Option and RSUs granted to employees

Under the fair value recognition provisions of ASC 718-10, share-based compensation costs are measured at the grant date. The share-based compensation expenses have been categorized as either general and administrative expenses, sales and marketing expenses or research and development expenses, depending on the job functions of the grantees. For the options and RSUs granted to employees, the compensation expense is recognized using the graded-vesting attribution approach over the requisite service period, which is generally the vesting period. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate. In determining the fair value of iClick Cayman’s share options, the binomial option pricing model has been applied. The fair value of RSUs is determined with reference to the fair value of the underlying shares.

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

Options and warrants of iClick Cayman issued to non-employees are measured based on fair value of the options and warrants which are determined by using the binomial option pricing model and RSUs of iClick Cayman issued to non-employees are measured based on fair value of the RSUs which are determined with reference to the fair value of the underlying shares.

(ae)	Government subsidies

The Company receives subsidies from Hong Kong and the local PRC government for general use. General-use subsidies which are not subject to any conditions or specific use requirements are recorded as subsidy income in the consolidated statements of comprehensive loss.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(af)	Statutory reserves

iClick Cayman’s subsidiaries, a consolidated VIE and subsidiaries incorporated in the PRC, are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”).

Appropriation to the statutory general reserve should be at least 10% of the after tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities’ registered capital. The Company is not required to make appropriation to other reserve funds and the Company does not have any intentions to make appropriations to any other reserve funds.

The general reserve fund can only be used for specific purposes, such as setting off the accumulated losses, enterprise expansion or increasing the registered capital. Appropriations to the general reserve funds are classified in the consolidated balance sheets as statutory reserves.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Company was not done so.

Relevant laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations. Accordingly, the above balances are not allowed to be transferred to iClick Cayman in terms of cash dividends, loans or advances.

(ag)	Related parties

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

(ah)	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2021, 2022 and 2023, respectively. The Company does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Company currently intends to retain the available funds and any future earnings to operate and expand its business.

(ai)	Loss per share

Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two class method. The Company uses the two-class method to calculate net loss per share though both classes share the same rights in dividends. Therefore, basic and diluted loss per share are the same for both classes of ordinary shares. Using the two class method, net loss is allocated between ordinary shares based on their participating rights.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the year. Dilutive equivalent shares are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Ordinary share equivalents consist of ordinary shares issuable upon the conversion of the stock options and warrants and vesting of RSUs, using the treasury stock method.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(aj)	Comprehensive income/loss

Comprehensive income/loss is defined as the change in shareholders’ equity of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders.

Comprehensive income/loss is reported in the consolidated statements of comprehensive loss. Accumulated other comprehensive income/losses of the Company include the foreign currency translation adjustments.

(ak)	Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The CODM is comprised of certain members of iClick Cayman’s management team.

The Company’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The Company’s operating segments are based on this organizational structure and information reviewed by the Company’s CODM to evaluate the operating segment results.

The Company reports two operating segments: 1) Marketing Solutions, and 2) Enterprise Solutions. This segment reporting aligns with the manner in which the Company’s CODM currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments.

(al)	Recently issued accounting pronouncements

In June 2022, the FASB issued ASU No. 2022-03, Fair Value Measurement (Topic 820)—Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value and an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments in this update are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption of the amendments is permitted. The Company did not early adopt and is currently evaluating the impact of adopting this ASU on its consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023 - 07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires incremental disclosures related to a public entity’s reportable segments but does not change the definition of a segment, the method for determining segments, or the criteria for aggregating operating segments into reportable segments. The FASB issued the new guidance primarily to provide financial statement users with more disaggregated expense information about a public entity’s reportable segments. The new guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and should be adopted retrospectively unless impracticable. Early adoption is permitted.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(al)	Recently issued accounting pronouncements (Continued)

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The Board is issuing the amendments in this Update to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The Board decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024.

In March, 2024, the SEC adopted its rules covering climate-related disclosures which require registrants to provide certain climate-related disclosures in registrants’ SEC filings. The rules require registrants to disclose strategy, governance, risk management, targets and goals, greenhouse gas emissions, and financial statement effects. The rules provide phased effective dates and transition provisions, with some entities required to adopt most elements of the new rules as early as 2025.

The Company is currently evaluating the impact of the above new accounting pronouncements or guidance on the consolidated financial statements.

3	Certain risks and concentration
(a)	PRC regulations

The China market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to engage in online advertising businesses through contractual arrangements in the PRC since the internet and marketing services industries remain regulated. The Company conducts certain of its operations in the PRC through its variable interest entity, which it consolidates as a result of a series contractual arrangements enacted. Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication, information, and media industries remain highly regulated. Restrictions are currently in place and are unclear with respect to which segments of these industries foreign owned entities, like the Company, may operate. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate areas such as telecommunication, information and media. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, and the Company’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Company’s ability to conduct business in the PRC.

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

If iClick Cayman and its consolidated VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business licenses of such entities;
●	discontinuing or restricting the conduct of any transactions between iClick Cayman’s PRC subsidiaries and OptAim VIE;
●	imposing fines, confiscating the income of OptAim VIE or iClick Cayman’s PRC subsidiaries, or imposing other requirements with which iClick Cayman or its PRC subsidiaries and OptAim VIE may not be able to comply;
●	requiring iClick Cayman to restructure its ownership structure or operations, including terminating the contractual arrangements with OptAim VIE and deregistering the equity pledges of OptAim VIE, which in turn would affect its ability to consolidate, derive economic interests from, or exert effective control over OptAim VIE; or
●	restricting or prohibiting its use of the proceeds of any offering to finance its business and operations in the PRC.

If the imposition of any of these penalties precludes the Company from operating its business, it would no longer be in a position to generate revenue or cash from it. If the imposition of any of these penalties causes iClick Cayman to lose its rights to direct the activities of its consolidated VIE or its rights to receive its economic benefits, iClick Cayman would no longer be able to consolidate these entities, and its financial statements would no longer reflect the results of operations from the business conducted by VIE except to the extent that iClick Cayman receives payments from VIE under the contractual arrangements. Either of these results, or any other significant penalties that might be imposed on iClick Cayman in this event, would have a material adverse effect on its financial condition and results of operations.

On January 19, 2015, the Ministry of Commerce (“MOFCOM”), released for public comment a proposed PRC law, the Draft Foreign Investment Law, that appeared to include VIEs within the scope of entities that could be considered to be foreign investment enterprises (“FIEs”), that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. The National People’s Congress approved the Foreign Investment Law on March 15, 2019, effective on January 1, 2020. The Foreign Investment Law removes all references to the terms of “de facto control” or “contractual control” as defined in the draft published in 2015. However, the Foreign Investment Law has a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. In the event that the State Council in the future promulgates laws and regulations that deem investments made by foreign investors through contractual arrangements as “foreign investment” the Company’s ability to use the contractual arrangements with its VIE and the Company ability to conduct business through the VIE could be severely limited.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)
(a)	PRC regulations (Continued)

Furthermore, on December 19, 2020, the NDRC and MOFCOM promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, IT, Internet products and services, financial services and technology sectors, are required to be approved by designated governmental authorities in advance. Although the term “investment through other means” is not clearly defined under the Foreign Investment Security Review Measures, iClick Cayman cannot rule out the possibility that control through contractual arrangement may be regarded as a form of actual control and therefore require approval from the competent governmental authority. As the Foreign Investment Security Review Measures were recently promulgated, there are great uncertainties with respect to its interpretation and implementation. Accordingly, there are substantial uncertainties as to whether the Company’s VIE structure may be deemed as a method of foreign investment in the future. If the VIE structure were to be deemed as a method of foreign investment under any future laws, regulations and rules, and if any of the Company’s business operations were to fall under the “negative list” for foreign investment, we would need to take further actions in order to comply with these laws, regulations and rules, which may materially and adversely affect our current corporate structure, business, financial condition and results of operations.

iClick Cayman’s ability to control the VIE also depends on the powers of attorney the founders have to vote on all matters requiring shareholder approval in the VIE. As noted above, these powers of attorney are believed to be legally enforceable but may not be as effective as direct equity ownership.

OptAim VIE holds assets that are important to the operation of the Company’s business, including patents for proprietary technology and trademarks. If OptAim VIE falls into bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, the Company may be unable to conduct major part of its business activities in the PRC, which could have a material adverse effect on the Company’s future financial position, results of operations or cash flows. However, the Company believes this is a normal business risk many companies face. The Company will continue to closely monitor the financial conditions of OptAim VIE.

OptAim VIE’s assets comprise both recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets include leasehold improvements, computers and network equipment and computer software which are recognized in the Company’s consolidated balance sheet. The unrecognized revenue-producing assets mainly consist of patents, trademarks and assembled workforce which are not recorded in the financial statements of OptAim VIE as it did not meet the recognition criteria set in ASC 350-30-25.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)
(a)	PRC regulations (Continued)

The following table sets forth the financial data for the VIE and VIE’s subsidiaries on an aggregated basis. For purposes of this presentation, activities within and between the VIE and VIE’s subsidiaries have been eliminated, but transactions with other entities within the consolidated group have been included without elimination.

	As of December 31,
	2022	2023
Assets
Cash and cash equivalents	1,497	1,024
Accounts receivable, net	2,625	2,338
Prepaid media costs	99	191
Amounts due from subsidiaries of the Company	8,374	7,972
Other current assets	1,142	918
Short-term investment	1,737	1,536
Other non-current assets	10	10
Total assets	15,484	13,989

Liabilities
Accounts payable	2,008	1,065
Deferred revenue	29	—
Lease liabilities	135	112
Bank borrowings	1,590	1,951
Income tax payable	501	433
Amounts due to subsidiaries of the Company	1,060	1,038
Accrued liabilities and other current liabilities	861	646
Deferred tax liabilities	64	26
Total liabilities	6,248	5,271

	For the years ended December 31,
	2021	2022	2023
Net revenues
From subsidiaries of the Company (Note)	1,028	601	2
From third parties	22,837	21,462	12,981
	23,865	22,063	12,983

Net loss (Note)	(900)	(1,367)	(216)

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)
(a)	PRC regulations (Continued)

	For the years ended December 31,
	2021	2022	2023
Net cash provided by/(used in) operating activities
From subsidiaries of the Company	772	153	—
From third parties	(2,453)	(1,127)	(1,217)
	(1,681)	(974)	(1,217)

Net cash (used in)/provided by investing activities	(14)	—	146

Net cash provided by/(used in) financing activities
Receipts of advances from group companies	1,588	124	402
Repayments for advances from group companies	(554)	—	(22)
Other financing activities	1,161	(214)	300
	2,195	(90)	680

Note:

Services from VIE and VIE’s subsidiaries to other group companies

The VIE and VIE’s subsidiaries provide online advertising service to other group companies. For the years ended December 31, 2021, 2022 and 2023, the intercompany online advertising service revenues recognized by VIE and VIE’s subsidiaries were US$911, US$291 and US$2, respectively. These transactions are eliminated at the consolidation level.

The VIE and VIE’s subsidiaries also provide other marketing services to other group companies. For the years ended December 31, 2021, 2022 and 2023, the intercompany other marketing service revenues recognized by VIE and VIE’s subsidiaries were US$117, US$310 and US$nil, respectively. These transactions are eliminated at the consolidation level.

Services from other group companies to VIE and VIE’s subsidiaries

WFOE as primary beneficiary and other subsidiaries of the Company provide online advertising service and SaaS services to VIE and VIE’s subsidiaries. For the years ended December 31, 2021, 2022 and 2023, the intercompany online advertising and SaaS service revenues from VIE and VIE’s subsidiaries recognized by WFOE as primary beneficiary and other subsidiaries of the Company were US$49, US$285 and US$5, respectively. These transactions are eliminated at the consolidation level.

As of December 31, 2022 and 2023, there were no balances for management fees charged to VIE and VIE’s subsidiaries.

In accordance with the VIE arrangements, the Company has the power to direct activities of OptAim VIE, and can have assets transferred out of OptAim VIE. Therefore, the Company considers that there are no assets of OptAim VIE that can be used only to settle their obligations.

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

Certain of the Company’s operating activities are transacted in Renminbi (“RMB”), which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China.

The revenues and expenses of the Company’s subsidiaries, VIE and VIE’s subsidiaries in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies, and remittances of foreign currencies into the PRC and exchange of foreign currencies into RMB require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

Certain of the Company’s operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Company considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.

(c)	Fair value measurement
(i)	Financial assets and liabilities measured at fair value on a recurring basis

The following table sets forth, by level within the fair value hierarchy (Note 2(e)), financial assets and liabilities measured at fair value as of December 31, 2022 and 2023. As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement.

	Fair value measurements using
	Quoted
	prices
	in active	Significant
	markets for	other	Significant
	identical	observable	unobservable
	assets	inputs	inputs	Total fair
	(Level 1)	(Level 2)	(Level 3)	value
As of December 31, 2022
Short-term investment - wealth management	—	1,737	—	1,737
Short-term investments - listed equity securities	1,609	—	—	1,609
Other long-term investment - Available-for-sale debt investment	—	—	3,000	3,000
Other long-term equity investments	—	—	2,970	2,970
	1,609	1,737	5,970	9,316
As of December 31, 2023
Short-term investment - wealth management	—	1,536	—	1,536
Short-term investments - listed equity securities	403	—	—	403
Other long-term investment - Available-for-sale debt investment	—	—	3,179	3,179
	403	1,536	3,179	5,118

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)
(c)	Fair value measurement (Continued)
(i)	Financial assets and liabilities measured at fair value on a recurring basis (Continued)

The following table presents the changes in Level 3 financial liabilities for the years ended December 31, 2022 and 2023.

	Contingent consideration
	payable
	For the years ended
	December 31,
	2022	2023
Balance at the beginning of year	4,507	—
Transfer to accrued liabilities	(4,507)	—
Balance at the end of year	—	—

The following table presents the changes in Level 3 financial assets for the years ended December 31, 2022 and 2023.

	Available-for-sale debt investments
	For the years ended December 31,
	2022	2023
Balance at the beginning of year	2,550	3,000
Acquisition	3,000	—
Fair value changes	(2,550)	179
Balance at the end of year	3,000	3,179

(ii)	Fair value measurement on a non-recurring basis

Equity securities without readily determinable fair value accounted for using the measurement alternative are recorded at fair value only if an impairment or observable price adjustment is recognized in the current period. These non-recurring fair value measurements use significant unobservable inputs (Level 3). The Company uses market approach based on the Company’s best estimate to determine the fair value of these investments. An observable price change is usually resulting from new rounds of financing of the investees. The Company determines whether the securities offered in new rounds of financing are similar to the equity securities held by the Company by comparing the rights and obligations of the securities. When the securities offered in new rounds of financing are determined to be similar to the securities held by the Company, the Company adjusts the observable price of the similar security to determine the amount that should be recorded as an adjustment in the carrying value of the security to reflect the current fair value of the security held by the Company. There were no fair value changes related to such equity securities due to the observable price change of the investment without readily determinable fair value in the consolidated balance sheets for the years ended December 31, 2022 and 2023.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)
(c)	Fair value measurement (Continued)
(ii)	Fair value measurement on a non-recurring basis (Continued)

The Company assesses the existence of indicators for other-than-temporary impairment of the investments by considering factors as detailed in Note 2(m). The Company recognized US$4,038, US$10,805 and US$1,034 impairment charges to investments in equity securities without readily determinable fair value classified as other long-term investments for the years ended December 31, 2021, 2022 and 2023, respectively.

As of December 31, 2022, in determining the fair value of one investment in equity securities over which the Company identified impairment indicators, market multiple method was used, with significant input including (i) a discount for lack of marketability of 20%, and (ii) price-to-sales multiples of comparable companies of price - to - sales multiples of comparable companies of 7.6. As of December 31, 2023, in determining the fair value of two investments in equity securities, the Company assessed the investees’ financial performance to be unsatisfied with no obvious upturn or potential financing solutions in the foreseeable future, and the Company determined the fair value of these investments was less than their carrying value.

The following table presents the changes in financial assets measured using Level 3 input on a non-recurring basis for the years ended December 31, 2022 and 2023.

	Other long-term equity investments
	For the years ended December 31,
	2022	2023
Balance at the beginning of year	12,114	2,970
Investments made/transferred from prepayments	3,500	—
Disposal during the year	—	(1,936)
Transfer to short-term investments - listed equity securities (Note)	(1,510)	—
Impairment on investments	(10,805)	(1,034)
Exchange differences	(329)	—
Balance at the end of year	2,970	—

Note:

The fair value hierarchy of an equity investment was transferred from level 3 to level 1 due to the public listing of the investee during the year ended December 31, 2022.

(d)	Concentration risk
(i)	Concentration of revenues

For the years ended December 31, 2021 and 2022, no individual customer accounted for more than 10% of the net revenues. For the year ended December 31, 2023, one customer accounted for 11% of the net revenues.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)
(d)	Concentration risk (Continued)
(ii)	Concentration of accounts receivable

The Company conducts credit evaluations on its customers and generally does not require collateral or other security from such customers. The Company generally grants up to 180 days of credit term to customers and periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

As of December 31, 2022 and 2023, no individual customer accounted for more than 10% of the consolidated accounts receivable. The top 10 accounts receivable accounted for 59% and 42% of the consolidated accounts receivable as of December 31, 2022 and 2023, respectively.

(iii)	Credit risk

As of December 31, 2022 and 2023, substantially all of the Company’s cash and cash equivalents, time deposits and restricted cash were mainly placed with financial institutions in Hong Kong and the PRC. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Company uses for its cash and bank deposits will be chosen with similar criteria for soundness. The balances in the PRC are not insured since it is not a market practice in the PRC. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors’ rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Company believes that it is not exposed to unusual risks as these financial institutions are PRC banks with high credit quality. The Company had not experienced any losses on its cash and cash equivalents, time deposits and restricted cash during the years ended December 31, 2021, 2022 and 2023 and believes that its credit risk to be minimal.

4	Acquisitions
(a)	Acquisition of CMRS Group Holding Limited

In October 2020, the Company acquired 100% equity interest in CMRS Group Holding Limited (“CMRS”), a company incorporated in Hong Kong. CMRS and its underlying subsidiaries (together, “CMRS Group”) are engaged in the provision of digital marketing, social media and key opinion leaders and smart content generation enterprise solution services. iClick Cayman expects to increase its market share in both Marketing and Enterprise Solutions segments with the combination of data-driven consumer experience management as well as digital content marketing and management to maximize digital marketing potential and efficiency through CMRS Group.

The total purchase consideration for CMRS Group amounted to US$14,449. This comprised cash consideration of HK$33,594 (equivalent to approximately US$4,335), 182,950 Class A ordinary shares of iClick Cayman with a fair value of US$2,440 and contingent consideration payable at a fair value of US$7,674.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Acquisition (Continued)
(a)	Acquisition of CMRS Group Holding Limited (Continued)

The acquisition was recorded as a business combination.

Fair value of consideration transferred:

Cash (Note (i))	4,335
Class A ordinary shares of iClick Cayman	2,440
Contingent consideration (Note (ii))	7,674
14,449

Note:

(i)	Out of the total cash consideration of US$4,335, US$959 was settled during the year ended December 31, 2020 and the remaining balance of US$3,376 was settled during the year ended December 31, 2021. There was no adjustment to the cash consideration amounts.
(ii)	Contingent consideration was contingently payable upon the satisfaction of certain financial performance targets of iClick Cayman and market conditions, which was to be settled partially by cash and partially by ordinary shares of iClick Cayman. The number of ordinary shares to be issued and allotted to sellers was determined using the 10-day moving average closing price of the ADS of iClick Cayman.

Contingent consideration was measured at fair value at the acquisition date using projected milestone dates, probabilities of success and projected financial results of the CMRS Group discounted at its fair value as of the acquisition date.

In determining the fair value of the contingent consideration, an income approach was applied by using discounted cash flows. In this approach, projected risk-adjusted contingent payments were discounted back to the current period using a discounted cash flow model. The key assumptions used to determine the fair value of the contingent consideration included projected milestone dates within 24 months after acquisition date and discount rate of 4.32%. Increase or decrease in the fair value of contingent consideration liabilities primarily resulted from changes in the estimated probabilities of achieving net profits after tax thresholds or market share prices milestones during the period.

During the year ended December 31, 2021, iClick Cayman partially settled contingent consideration payable with (i) total cash of US$2,024 and (ii) 183,740 Class A ordinary shares of iClick Cayman with a fair value of US$2,060 on the grant date of such consideration shares. The change in fair value recorded in consolidated statement of comprehensive loss under “other gains/(losses), net” for the year ended December 31, 2021 amounted to a gain of US$418.

During the year ended December 31, 2022, iClick Cayman agreed with the sellers of CMRS Group on the settlement of the outstanding contingent consideration payable with a total cash of HK$100 million (equivalent to US$12,903), out of which US$ 7,742 was settled during the year ended December 31, 2022, while the remaining amounts of US$5,161 have been settled during the year ended December 31, 2023. The fair value loss pertained to the contingent payable prior to the settlement agreement with the sellers of CMRS Group was recorded in consolidated statement of comprehensive loss under “other gains/(losses), net” for the year ended December 31, 2022 amounted to US$8,396.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Acquisition (Continued)
(b)	Acquisition of Sky Gem International Limited

In April 2021, iClick Cayman acquired 51% equity interest of Sky Gem International Limited and its subsidiaries (together “Sky Gem”).

Sky Gem, which is principally engaged in the business of developing and providing SaaS solution for apparel business owners across various functions including production line management, enterprise resources planning, order management system, sales channel management and customer management in the PRC, Hong Kong, Macau and Taiwan. Upon completion of the acquisition, the Company expects to increase its market share in the data-driven Enterprise Solutions segment businesses beyond digital marketing through Sky Gem.

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

Pro-forma results related to the acquisition in accordance ASC 805 have not been presented because the contribution of net revenue and net loss of the acquired entity is less than 1% of iClick Cayman’s consolidated net revenue and net loss for the year ended December 31, 2021.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Acquisition (Continued)
(c)	Acquisition of a customer relationship management (“CRM”) platform

In July 2021, the Company completed an acquisition of a PRC-based CRM platform namely Parllay which provides WeChat-based CRM, e-commerce and marketing SaaS solutions to facilitate the growth of iClick Cayman’s Enterprise Solutions segment. iClick anticipates utilizing Parllay’s rich expertise in SaaS technology and the assembled workforce to further enhance iClick’s product and services and accelerate revenue of its Enterprise Solutions segment.

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

Pro-forma results related to the acquisition in accordance ASC 805 have not been presented because the acquisition of Parllay is not material, where net revenue and net loss contributed by Parllay is less than 5% of iClick Cayman consolidated net revenue and net loss for the year ended December 31, 2021.

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

As of December 31, 2023, the Company had time deposits of US$258 (2022: US$10) with an average original maturity of 91-95 days (2022: 5 months) which are denominated in US$ (2022: same).

Cash and cash equivalents and time deposits as of December 31, 2022 and 2023 primarily consist of the following currencies:

	As of December 31,
	2022		2023
	Amount in	US$	Amount in	US$
	thousand	equivalent	thousand	equivalent
RMB	378,033	54,632	257,468	35,879
HK$	77,960	10,059	52,602	6,787
US$	17,323	17,323	6,324	6,324
Japanese Yen	11,764	91	235,432	1,519
Singapore dollars	471	345	244	184
New Taiwan dollars	3,066	99	2,829	91
Others	239	215	424	240
		82,764		51,024

6	Restricted cash

As of December 31, 2022 and 2023, all the restricted cash represented bank balances held in restricted bank accounts pursuant to certain bank borrowings (Note 17).

Restricted cash carried fixed interest at a weighted average rate of 3.14% (2022: 2.34%) per annum, out of which US$9,204 (2022: US$9,213), and US$17,552 (2022: US$13,330) are denominated in US$ and RMB, respectively.

7	Equity investment

On May 31, 2019, iClick Cayman and VGI Global Media PLC (“VGI”), an online-to-offline solutions provider across advertising, payment and logistics platforms in Thailand, jointly established a new company namely V-Click Technology Company Limited (“V-Click”). VGI holds a majority stake of 51% in V-Click and iClick Cayman holds the remaining 49% stake. The investment was accounted for as an equity-method investment due to the significant influence iClick Cayman has over the operating and financial policies of V-Click.

(a)	Investment in an equity investee

Movements on the Company’s investment in V-Click during the years ended December 31, 2022 and 2023 were as follows:

	For the years ended
	December 31,
	2022	2023
Balance at the beginning of year	354	279
Share of losses	(75)	(61)
Balance at the end of year	279	218

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

7	Equity investment (Continued)
(a)	Investment in an equity investee (Continued)

The Company recognized its share of the equity investee’s loss of US$75 and US$61 for the years ended December 31, 2022 and 2023, respectively. There was no indicator of impairment noted for this equity-method investment as of December 31, 2022 and 2023.

(b)	Amount due from an equity investee

As of December 31, 2022 and 2023, the amount was due from V-Click in relation to cash advances of US$312 and US$6, respectively, which was unsecured, interest-free and repayable on demand.

8	Other long-term investments

	As of December 31,
	2022	2023
Available-for-sale debt investment (Note 2(k))	3,000	3,000
Investments in equity securities without readily determinable fair values, gross	14,104	14,104
Accumulated impairment	(11,134)	(14,104)
Investments in equity securities without readily determinable fair values, net	2,970	—
Total other long-term investments	5,970	3,179

The Company’s other long-term investments consist of (i) available-for-sale debt investments (see Note 2(k)), and (ii) securities without readily determinable fair value and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock.

Movement of investments in equity securities without readily determinable fair values for the years ended December 31, 2022 and 2023 is as follows:

	For the years ended
	December 31,
	2022	2023
Balance at the beginning of year	12,114	2,970
Investments made/transferred from prepayments	3,500	—
Disposal during the year	—	(1,936)
Transfer to short-term investments	(1,510)	—
Impairment	(10,805)	(1,034)
Exchange differences	(329)	—
Balance at the end of year	2,970	—

The Company used measurement alternative for recording equity investments without readily determinable fair values at cost, less impairment, adjusted for subsequent observable price changes. Based on ASU 2016-01, entities that elect the measurement alternative will report changes in the carrying value of the equity investments in current earnings. If measurement alternative is used, changes in the carrying value of the equity investment will be recognized whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer, and impairment charges will be recorded when any impairment indicators are noted and the fair value is lower than the carrying value.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

8	Other long-term investments (Continued)

The Company, with the assistance of an independent valuer, assessed the fair value of certain investments as of the balance sheet date, using significant unobservable input including price-to-sales multiples of comparable companies and a discount for lack of marketability (the “DLOM”). The Company concluded that impairment was warranted for certain investments as of December 31, 2021, 2022 and 2023 and recognized impairment charges for investments without readily determinable fair value of US$4,038, US$10,805 and US$1,034 for the years ended December 31, 2021, 2022 and 2023, respectively, which are related to investees in sports nutrition products business, e-commerce platforms business, publishing and logistics business, information technology business, gaming business, advertising business whose financial performance was unsatisfactory with no obvious upturn or potential financing solutions in the foreseeable future.

9	Accounts receivable, net

	As of December 31,
	2022	2023
Accounts receivable, gross	101,771	85,915
Less: allowance for credit losses (Note 2(j))	(37,215)	(29,163)
Accounts receivable, net	64,556	56,752

10	Other assets

Other assets consist of the following:

	As of December 31,
	2022	2023
Current
Deposits	1,928	1,293
Prepayments	2,917	1,009
Loans and interest receivable, net (Notes 2(j), 10(i))	726	1,672
Bank interest receivable	37	21
VAT recoverable	1,411	1,473
Others	1,028	1,287
	8,047	6,755
Non-current
Rental deposits	522	450
Loans receivable, net (Notes 2(j), 10(i))	6,073	—
Prepayment	1,034	—
	7,629	450

Note:

(i)

The loans were granted to an equity investee of the Company at an interest rate of 6% per annum. The loans and related interest receivable was secured by certain liquid assets of the equity investee. As of December 31, 2022, the net loans and related interest receivable was expected to be recovered beyond one year from the end of the reporting period. As of December 31, 2023, the net loans and related interest receivable was expected to be recovered within one year from the end of the reporting period.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

11	Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2022	2023
Cost:
Office equipment	5,065	5,025
Leasehold improvements	2,585	2,525
Furniture and fixtures	1,494	892
Motor vehicles	13	—
Total cost	9,157	8,442
Less: Accumulated depreciation	(7,512)	(7,089)
Less: Accumulated impairment losses (Note 2(r))	(1,206)	(1,353)
Exchange differences	(198)	—
Property and equipment, net	241	—

Depreciation expense recognized for the years ended December 31, 2021, 2022 and 2023 are summarized as follows:

	For the years ended December 31,
	2021	2022	2023
Cost of revenues	7	11	—
Research and development expenses	152	220	—
Sales and marketing expenses	171	219	125
General and administrative expenses	318	392	12
Total	648	842	137

12	Intangible assets, net

Intangible assets consist of the following:

	As of December 31,
	2022	2023
Cost:
Computer software	23,802	23,819
Developed technologies	117	117
Customer relationship	2,135	2,135
Brand name	1,162	1,162
Contract backlog	585	585
Advertising contract	53,287	53,287
Total cost	81,088	81,105
Less: Accumulated amortization	(30,326)	(30,909)
Less: Accumulated impairment losses (Note 2(r))	(49,778)	(50,219)
Exchange differences	7	23
Intangible assets, net	991	—

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

12	Intangible assets, net (Continued)

Amortization expense recognized for the years ended December 31, 2021, 2022 and 2023 are summarized as follows:

	For the years ended December 31,
	2021	2022	2023
Cost of revenues	3,070	2,783	548
Sales and marketing expenses	12	22	13
General and administrative expenses	156	185	5
	3,238	2,990	566

13	Goodwill

Movements on goodwill during the year were as follows:

	Marketing	Enterprise
	Solutions	Solutions	Total
Balance as of January 1, 2022	53,024	28,650	81,674
Impairment (Note 2(q))	(53,024)	(27,113)	(80,137)
Exchange differences	—	(1,537)	(1,537)
Balance as of December 31, 2022 and 2023	—	—	—

14	Lease accounting

The Company has operating leases primarily for office and operation space. The lease term is generally specified in lease agreements, however certain agreements provide for lease term extensions or early termination options. To determine the period for the estimated future lease payments, the Company evaluates whether it is reasonably certain that it will exercise the option at the commencement date and periodically thereafter. The lease terms of the Company’s operating leases generally ranged from 12 to 36 months (2022: 12 to 36 months), and the weighted average remaining lease term as of December 31, 2023 was 24 months (2022: 22 months).

To determine the estimated future lease payments, the Company reviews each of its lease agreements to identify the various payment components. The Company includes only the actual lease components in its determination of future lease payments for all the leases. Once the estimated future lease payments are determined, the Company uses a discount rate to calculate the present value of the future lease payments. During the year ended December 31, 2023, a weighted average discount rate of 4.1% (2022: 4.9%) has been applied to the remaining lease payments to calculate the lease liabilities included within the consolidated balance sheets. This represents the incremental borrowing rate the Company would be subject to on borrowings from its available revolving debt agreements.

The right-of-use assets of the Company, net of accumulated amortization and impairment, amounted to US$1,292 and US$54 as of December 31, 2022 and 2023, respectively. The following table presents the maturity of the Company’s operating lease liabilities as of December 31, 2023.

2024	1,762
2025	979
2026	285
Total operating lease payments (undiscounted)	3,026
Less: Imputed interest	(134)
Total operating lease liabilities (discounted)	2,892

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

14	Lease accounting (Continued)

Lease expenses for these leases are recognized on a straight-line basis over the lease term. For short-term leases over which the Company has elected not to apply the recognition requirements of ASC 842, the Company has recognized the lease payments as expenses on a straight-line basis over the lease term. For the years ended December 31, 2021, 2022 and 2023, total lease cost is comprised of the following:

	For the years ended December 31,
	2021	2022	2023
Relating to the operating lease liabilities	2,862	2,835	530
Relating to short-term leases	1,518	894	966
	4,380	3,729	1,496

Supplemental cash flow information related to operating leases is as follows:

	For the years ended December 31,
	2021	2022	2023
Cash paid for the rentals included in the lease liabilities	2,781	2,776	2,548
Right-of-use assets obtained in exchange for operating lease liabilities	3,163	2,988	1,782

The Company recognized impairment of right-of-use assets of US$nil, US$2,365 and US$2,624 for the years ended December 31, 2021, 2022 and 2023, respectively.

15	Deferred revenue

	As of December 31,
	2022	2023
Deferred revenue, current	16,975	12,390

Changes in deferred revenue balance for the years ended December 31, 2022 and 2023 were as follows:

	For the years ended
	December 31,
	2022	2023
Balance at the beginning of year	22,802	16,975
Additions to deferred revenue	72,300	32,152
Recognition of deferred revenue as revenues	(77,887)	(36,455)
Exchange differences	(240)	(282)
Balance at the end of year	16,975	12,390

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

16	Accrued liabilities and other liabilities

Accrued liabilities and other liabilities consist of the following:

	As of December 31,
	2022	2023
Current
Rebates payable to customers	677	841
VAT and other taxes payable	8,597	8,394
Security deposit received from customers	822	789
Accrued employee benefits	10,567	9,690
Accrued professional fees	4,048	3,799
Accrued marketing and hosting expenses	1,257	1,250
Consideration payable (Note 4(b))	3,458	—
Advance from a former non-controlling interest shareholder (Note)	500	—
Others	613	563
	30,539	25,326

Non-current
Deferred other income	368	—
Consideration payable (Note 4(b))	1,703	—
Severance liabilities	—	38
	2,071	38

Note:

As of December 31, 2022, the amount represented an advance from the seller of Optimal, a former non-controlling interest of iClick Cayman, for the purpose of replenishment of working capital of certain subsidiaries of iClick Cayman, which was unsecured, interest-free, and repayable on demand. The amount was fully repaid during the year ended December 31, 2023.

17	Bank borrowings

	As of December 31,
	2022	2023
1-year revolving loans denominated in RMB at interest rates ranging from 3.60% to 4.85% (2022: 5.22%) per annum	18,411	10,452
Half-year revolving loans denominated in RMB at interest rates of 3.00% (2022: 3.00% to 5.00%) per annum	15,896	15,956
Revolving service trade loans denominated in HK$ at interest rates of 9.52% (2022: 8.60% to 8.64%) per annum	4	14
3-month revolving loan denominated in RMB at an interest rate of 4.70% (2022: 3.00%) per annum	7,876	11,148
1-year term loans denominated in RMB at interest rates ranging from 3.60% to 4.40% (2022: 3.65% to 4.00%) per annum	2,096	836
	44,283	38,406

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

17	Bank borrowings (Continued)

Note:

(i)	Corporate guarantee by iClick Cayman, bank deposits of the Company of US$26,756 (2022: US$22,543) and accounts receivable of the Company of US$18 (2022: US$5) are provided as pledge to secure the obligations under the facilities from certain banks.
(ii)	Out of the total banking facilities of US$165,288 and US$55,692 available to the Company as of December 31, 2022 and 2023, respectively, US$44,283 and US$38,406 have been utilized by the Company as of December 31, 2022 and 2023, respectively. As of December 31, 2023, total undrawn revolving, service trade and term loan facilities amounted to US$10,431, US$4,486 and US$2,369 (2022: US$97,420, US$18,093 and US$5,492) respectively. Total undrawn facilities available for draw-down as of December 31, 2022 and 2023, net of bank deposits that would need to be pledged as restricted cash upon utilization of the facilities, amounted to US$41,235 and US$6,442, respectively.
(iii)	As of December 31, 2022, no financial covenants as set out in these loan agreements were breached. As of December 31, 2023, a financial covenant (minimum quarterly EBITDA as defined in the banking facilities agreements) as set out in one of the loan agreements has been breached. The Company has obtained waiver letter such that the bank would not demand immediate repayment from the Company.

The weighted average interest rate for bank borrowings outstanding as of December 31, 2022 and 2023 was 4.48% and 3.97% per annum, respectively. Other than those shown above, iClick Cayman did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2022 and 2023.

18	Ordinary shares

As of December 31, 2022 and 2023, iClick Cayman is authorized to issue 100,000,000 shares of US$0.001 par value per ordinary share, out of which 80,000,000 shares are Class A ordinary shares and 20,000,000 shares are Class B ordinary shares. The holders of Class A ordinary shares shall have one vote in respect of each Class A ordinary share held and the holders of Class B ordinary shares shall have twenty votes in respect of each Class B ordinary share held.

On November 14, 2022, iClick Cayman changed the ratio of the American depository shares (“ADS”) representing its Class A ordinary shares from one ADS representing one-half of one Class A ordinary shares to one ADS representing five Class A ordinary shares. For the ADS holders, the change in the ADS ratio will have the same effect as a one-for-ten reverse ADS split. There is no change to iClick Cayman’s Class A ordinary shares.

At the time iClick Cayman adopted the 2010 Employee Share Option Plan (the “2010 Share Option Plan”) and 2018 Post IPO Share Incentive Plan, iClick Cayman, together with the then shareholders, also decided to allot ordinary shares with par value of US$0.001 to Arda Holdings Limited (“Arda”), a British Virgin Islands company owned by Sammy Hsieh, Co-founder and Director of iClick Cayman at no consideration. Arda will only hold these ordinary shares on trust for the benefit of the employees who are under the 2010 Share Option Plan and 2018 Post IPO Share Incentive Plan and the dealing of these ordinary shares is under the direction of the board of directors of iClick Cayman. iClick Cayman considered Arda to be a variable interest entity as this entity has no equity at risk. iClick Cayman further considered that it is the primary beneficiary because the purpose of Arda is to hold treasury shares on behalf of iClick Cayman and the dealings of those transactions are under the direction of iClick Cayman’s board of directors. Given the structure of this arrangement, while these ordinary shares have been legally issued, they do not bear the attributes of unrestricted, issued and outstanding shares. Therefore, the ordinary shares issued to Arda are accounted for as treasury shares of iClick Cayman until these ordinary shares are earned by iClick Cayman’s employees, officers, directors or consultants for service provided to the Company. iClick Cayman allotted 627,811 shares during the year the 2010 Share Option Plan was adopted. No additional shares have been allotted during the years ended December 31, 2021, 2022 and 2023 to Arda. Arda does not hold any other assets or liabilities as of December 31, 2022 and 2023, nor earn any income nor incur any expenses for the years ended December 31, 2021, 2022 and 2023.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

19	Repurchase of shares

The board of directors of iClick Cayman authorized certain share repurchase programs December 2020 (the “December 2020 Share Repurchase Program”), December 2020 (the “December 2020 Share Repurchase Program”) December 2021 (the “December 2021 Share Repurchase Program”) and December 2022 (the “December 2022 Share Repurchase Program”), respectively, as detailed in the below table.

	Maximum value of
	ordinary shares or ADSs of
Repurchase program	iClick Cayman to repurchase	Effective period
December 2020 Share Repurchase Program	25,000	Period from December 30, 2020 to December 31, 2021
December 2021 Share Repurchase Program	20,000	Year ended December 31, 2022
December 2022 Share Repurchase Program	5,000	Year ending December 31, 2023

The share repurchases may be made on the open market at prevailing market prices, in negotiated transactions off the market, and/or in other legally permissible means from time to time as market conditions warrant in compliance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, at times and in such amounts as iClick Cayman deems appropriate.

The following table is a summary of the shares repurchased by iClick Cayman during 2021, 2022 and 2023 under the repurchase programs. All shares were purchased through publicly purchasing from the open market.

	Total number of
	ADSs purchased
	as part of the	Average
	publicly	price paid
Period	announced plan	per ADS
December 2020 Share Repurchase Program
- For the year ended December 31, 2020	2,760	83.686
- For the year ended December 31, 2021	120,992	88.324
December 2021 Share Repurchase Program
- For the year ended December 31, 2022	731,881	10.349
December 2022 Share Repurchase Program
- For the year ended December 31, 2023	126,883	1.679

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

20	Share-based compensation
(a)	Share option plan

iClick Cayman’s 2010 Share Option Plan provides for the grant of incentive share options to iClick Cayman’s employees, officers, directors or consultants. iClick Cayman’s board of directors administers the 2010 Share Option Plan, selects the individuals to whom options will be granted, determines the number of options to be granted, and the term and exercise price of each option.

During the years ended December 31, 2021, 2022 and 2023, no share options were granted to non-employees, employees, officers and directors of the Company. The following table summarizes the share option activities for the years ended December 31, 2021, 2022 and 2023:

				Weighted
		Weighted	Weighted	average
	Number of	average	average	remaining	Aggregate
	share	exercise	grant date	contractual	intrinsic
	options	price	fair value	life	value
		US$	US$	years	US$’000
At January 1, 2021	432,102	10.56	N/A	4.28	4,578
Exercised	(117,788)	5.61	N/A	N/A	N/A
At December 31, 2021	314,314	12.41	N/A	3.31	1,601
Vested and expected to vest at December 31, 2021	312,876	4.90	15.25	3.73	1,601
Exercisable to vest at December 31, 2021	314,204	4.95	15.23	3.73	1,601
At January 1, 2022	314,314	12.41	N/A	3.31	1,601
Exercised	(25,341)	2.69	N/A	N/A	N/A
Forfeited	(14,143)	19.95	N/A	N/A	N/A
At December 31, 2022	274,830	12.92	N/A	2.69	17
Vested and expected to vest at December 31, 2022	273,392	4.33	15.37	2.69	17
Exercisable to vest at December 31, 2022	274,720	4.39	15.35	2.69	17
At January 1, 2023	274,830	12.92	N/A	2.69	17
Forfeited	(780)	5.37	N/A	N/A	N/A
At December 31, 2023	274,050	12.95	N/A	1.69	16
Vested and expected to vest at December 31, 2023	272,612	4.33	15.38	1.69	16
Exercisable to vest at December 31, 2023	273,940	4.39	15.35	1.69	16

The aggregate intrinsic value in the table above represents the difference between the estimated fair values of iClick Cayman’s ordinary shares as of December 31, 2022 and 2023 and the exercise price.

All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized based on the vesting schedule over the requisite service period. Total fair values of options vested and recognized as expenses for the years ended December 31, 2021, 2022 and 2023 were US$4, US$nil and US$nil, respectively.

As of December 31, 2022 and 2023, there were no unrecognized share-based compensation expenses related to share options. To the extent the actual forfeiture rate is different from iClick Cayman’s estimate, the actual share-based compensation related to these awards may be different from the exception.

The binomial option pricing model is used to determine the fair value of the share options granted to employees and non-employees. There were no grant or modification of share options during the years ended December 31, 2021, 2022 and 2023.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

20	Share-based compensation (Continued)
(b)	Post-IPO share incentive plan

iClick Cayman’s post-IPO share incentive plan provides for the grant of incentive share options and RSUs to iClick Cayman’s employees, officers, directors or consultants. iClick Cayman’s board of directors administers the post-IPO share incentive plan, selects the individuals to whom options and RSUs will be granted, determines the number of options and RSUs to be granted, and the term and exercise price of each option and RSU.

During the years ended December 31, 2021, 2022 and 2023, iClick Cayman granted RSUs to non-employees, employees, officers and directors of the Company. The following table summarizes the activity of the service-based RSUs for the year ended December 31, 2021, 2022 and 2023:

		Weighted
		average
	Number of	grant date
	RSUs	fair value
At January 1, 2021	634,505	8.11
Granted (with a vesting period of 0 to 4 years)	716,265	15.73
Vested	(1,049,007)	11.32
Forfeited/expired (Note (ii))	(74,186)	12.73
At December 31, 2021	227,577	17.65
Expected to vest at December 31, 2021	209,878	19.07

At January 1, 2022	227,577	17.65
Granted (with a vesting period of 0 to 4 years)	301,850	5.62
Vested	(414,314)	8.78
Forfeited/expired (Note (ii))	(4,650)	12.53
At December 31, 2022	110,463	18.26
Expected to vest at December 31, 2022	92,900	17.91

At January 1, 2023	110,463	18.26
Granted (with a vesting period of 0 to 4 years)	762,510	0.73
Vested	(208,558)	5.32
Forfeited/expired (Note (ii))	(3,875)	24.25
At December 31, 2023	660,540	2.07
Expected to vest at December 31, 2023	639,362	1.12

Note:

(i)	All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized based on the vesting schedule over the requisite service period. Total fair values and intrinsic value of RSUs vested and recognized as expenses for the years ended December 31, 2021, 2022 and 2023 were US$11,965, US$3,794 and US$1,082 respectively.
(ii)	Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates. Based upon iClick Cayman’s expected forfeitures for RSUs granted, the directors of iClick Cayman estimated that its future forfeiture rate would be 1% for employees and 0% for non-employees in 2021, 2022 and 2023, respectively.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

20	Share-based compensation (Continued)

(c)	Issuance of shares to Baozun

Pursuant to the share subscription agreement entered into between Baozun Inc. and iClick (Note 1(c)), Baozun has subscribed for 649,349 newly issued Class B ordinary shares. The Class B ordinary shares were issued to Baozun at US$26.52 per share, which was at discount as compared to the fair value of US$28.88 (i.e. based on the closing stock price as of the date of share issuance). The discount of US$1,530 represented an incentive to Baozun to enter into the strategic cooperation framework agreement with iClick Cayman, which was recognized as share-based compensation expense in the consolidated statements of comprehensive loss during the year ended December 31, 2021.

(d)	Total share-based compensation costs

Total share-based compensation costs recognized for the years ended December 31, 2021, 2022 and 2023 are as follows:

	For the years ended December 31,
	2021	2022	2023
Cost of revenues	12	18	7
Research and development	221	337	148
Sales and marketing	9,991	1,743	612
General and administrative	3,275	1,696	315
Total	13,499	3,794	1,082

21	Other gains/(losses), net

	For the years ended December 31,
	2021	2022	2023
Net exchange gain/(loss)	622	(3,183)	(1,222)
Forfeiture of advances from customers (Note (i))	1,654	1,552	1,933
Government subsidy income (Note (ii))	3,281	4,458	1,277
Fair value (losses)/gains on short-term investments	(316)	(2,368)	566
Fair value gain on long-term investment	—	—	179
Impairment on long-term investments	(4,038)	(10,805)	(1,034)
Fair value change in contingent consideration payable	418	(8,396)	—
ADR reimbursement from depositary bank	410	(169)	—
Others	172	(254)	343
Total	2,203	(19,165)	2,042

Note:

(i)	The forfeited advances from customers are recognized as other gains when the contractual obligation of iClick Cayman to provide the agreed services no longer existed legally due to passage of time.
(ii)	Government subsidy income mainly includes an additional 10% VAT super-credit subsidy from the PRC government to offset against VAT payable for the period from April 1, 2019 to December 31, 2023.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

22	Income tax
(a)	Cayman Islands and British Virgin Islands

Under the current tax laws of Cayman Islands, iClick Cayman and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by iClick Cayman to its shareholders, no Cayman Islands withholding tax will be imposed.

iClick Cayman’s subsidiaries incorporated in the British Virgin Islands are not subject to income or capital gains taxes, estate duty, inheritance tax or gift tax. In addition, payment of dividends to the shareholders of iClick Cayman’s subsidiaries in the British Virgin Islands are not subject to withholding tax in the British Virgin Islands.

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

iClick Cayman’s subsidiaries, VIE and VIE’s subsidiaries in the PRC are governed by the Enterprise Income Tax Law (“EIT Law”). Pursuant to the EIT Law and its implementation rules, enterprises in the PRC are generally subjected to tax at a statutory rate of 25%.

High and new technology enterprises (“HNTE”) will enjoy a preferential enterprise income tax rate of 15% under the EIT Law. Some of iClick Cayman’s subsidiaries and a VIE’s subsidiary in the PRC are qualified as a HNTE under the EIT Law which are eligible for a preferential enterprise income tax rate of 15% for a period of three years so long as these entities obtain approval from relevant tax authority if they are profitable during the period.

In addition, according to the EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC shall be subject to PRC withholding tax (“WHT”) at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is applicable to any dividends to be distributed from the Company’s PRC subsidiaries to the Company’s overseas companies unless otherwise exempted pursuant to applicable tax treaties or tax arrangements between the PRC government and the government of other jurisdiction which the WHT is reduced to 5%.

Although there are undistributed earnings of iClick Cayman’s subsidiaries in the PRC that are available for distribution to iClick Cayman, the undistributed earnings of iClick Cayman’s subsidiaries located in the PRC are considered to be indefinitely reinvested, because iClick Cayman does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to iClick Cayman as of December 31, 2022 and 2023. The undistributed earnings from iClick Cayman’s subsidiaries in the PRC as of December 31, 2022 and 2023 of US$1,087 and US$354 would be due if these earnings were remitted as dividends as of December 31, 2022 and 2023. An estimated foreign withholding taxes of US$54 and US$18 would be due if these earnings were remitted as dividends as of December 31, 2022 and 2023, respectively.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

22	Income tax (Continued)
(d)	Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive loss are as follows:

	For the years ended December 31,
	2021	2022	2023
Current income tax expense	3,445	375	141
Deferred tax (benefits)/expense	(905)	(11,557)	506
Income tax expense/(credit)	2,540	(11,182)	647

(e)	Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset and deferred tax liability balances as of December 31, 2022 and 2023 are as follows:

	As of December 31,
	2022	2023
Deferred tax assets
Tax losses carried forward (Note (i))	9,438	14,400
Share-based payments	720	—
Less: Valuation allowance (Note (ii))	(9,438)	(14,400)
	720	—
Deferred tax liabilities
Acquired intangible assets	(158)	—
Outside basis difference (Note (iii))	(1,140)	(1,084)
Others	(28)	(27)
	(1,326)	(1,111)

Note:

(i)	Tax loss carried forward

As of December 31, 2023, the Company had tax loss carryforwards of approximately US$68,143 which can be carried forward to offset future taxable income. The net operating tax loss carryforwards will begin to expire as follows:

2024	724
2025	4,681
2026	7,888
2027	18,936
2028	22,743
Tax loss with no expiry	13,171
68,143

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

22	Income tax (Continued)
(e)	Deferred tax assets and liabilities (Continued)

Note: (Continued)

(i)	Tax loss carried forward (Continued)

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2018 to 2022 remain subject to examination by the tax authorities. There were no ongoing examinations by tax authorities as of December 31, 2022 and 2023.

(ii)	Valuation allowance

Valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Company considered factors including future taxable income exclusive of reversing temporary differences and tax loss carryforwards. Valuation allowance was provided for net operating loss carryforwards because it was more likely than not that such deferred tax assets will not be realized based on the Company’s estimate of its future taxable income. If events occur in the future that allow the Company to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

Movement of valuation allowance is as follows:

	For the years ended December 31,
	2021	2022	2023
Beginning balance	4,365	4,410	9,438
Additions	2,768	6,105	6,102
Reversals (Note)	(2,723)	(1,077)	(1,140)
Ending balance	4,410	9,438	14,400

Note:

The reversals comprise tax loss carryforwards which have been utilized to offset taxable income during the years ended December 31, 2021, 2022 and 2023, respectively, and tax loss carryforwards which were expired in 2021, 2022 and 2023.

(iii)	Outside basis difference

The deferred tax liabilities are recorded for the undistributed earnings in the Company’s VIE and its subsidiaries in the PRC of US$4,558 and US$4,335 as of December 31, 2022 and 2023, respectively.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

22	Income tax (Continued)
(f)	Income tax reconciliation

Reconciliation between the expense of income taxes computed by applying the statutory tax rates to loss before income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2021	2022	2023
Tax benefit calculated at statutory tax rates (Note i)	(3,488)	(53,491)	(9,540)
Effect of differences between statutory tax rates and foreign effective tax rates	1,746	7,759	2,249
Non-taxable other income	(348)	(249)	(414)
Non-deductible expenses (Note ii)	4,783	29,167	3,395
Valuation allowance	44	5,028	4,962
Outside basis difference (Note iii)	(186)	783	(56)
Additional deduction of research and development expenses (Note iv)	(125)	(465)	—
Others	114	286	51
Income tax expense/(credit)	2,540	(11,182)	647

Note:

(i)	The Company’s major operation was conducted out of the PRC. Accordingly, the Company prepared its tax rate reconciliation starting with the PRC statutory tax rate during the years ended December 31, 2021, 2022 and 2023.
(ii)	Non-deductible expenses were mainly related to allowance for credit losses, share-based compensation expenses, impairment on long-term investments, impairment on goodwill and long-lived assets.
(iii)	Outside basis difference is related to undistributed earnings in the Company’s VIE and its subsidiaries in the PRC (Note 22(e)(iii)).
(iv)	According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, companies engaged in research and development activities are entitled to claim ranging from 150% to 175% of the research and development expenses so incurred in a period as tax deductible expenses in determining its tax assessable profits for that period. Certain PRC subsidiaries of iClick Cayman have applied such additional deduction for the year ended December 31, 2021 and 2022.
23	Basic and diluted net loss per share

Basic and diluted net loss per share for the years ended December 31, 2021, 2022 and 2023 are calculated as follows:

	For the years ended December 31,
	2021	2022	2023
Numerator:
Net loss attributable to ordinary shareholders of iClick Cayman	(13,631)	(200,875)	(38,690)
Numerator for basic and diluted net loss per share	(13,631)	(200,875)	(38,690)
Denominator:
Denominator for basic and diluted net loss per share - weighted average shares outstanding	48,187,235	50,420,225	51,118,300
Basic net loss per share	(0.28)	(3.98)	(0.75)
Diluted net loss per share	(0.28)	(3.98)	(0.75)

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

23	Basic and diluted net loss per share (Continued)

The share options and RSUs were excluded from the computation of diluted net loss per ordinary share for the years presented because including them would have had an anti-dilutive effect.

The following ordinary share equivalents were excluded from the computation of diluted net loss per ordinary share for the years presented because including them would have had an anti-dilutive effect:

	As of December 31,
	2021	2022	2023
Share options, RSUs and warrants – weighted average (thousands)	2,613	385	16

24	Related party transactions

Save as disclosed elsewhere in these consolidated financial statements, there were no transactions nor balances with related parties as of and for the years ended December 31, 2021, 2022 and 2023.

25	Segments

During the periods presented in these consolidated financial statements, the Company reports two operating segments: 1) Marketing Solutions, and 2) Enterprise Solutions. The Enterprise Solutions segment primarily reflects the results of the Company’s SaaS products and services, and the Company named its pre-existing online advertising service business as Marketing Solution business.

The table below provides a summary of the Company’s breakdown of net revenues by type of goods or services and operating segment results for the years ended December 31, 2021, 2022 and 2023. The Company does not allocate any operating costs or assets to its business segments as the Company’s CODM does not use this information to measure the performance of the operating segments. There was no significant transaction between reportable segments for the years ended December 31, 2021, 2022 and 2023.

	For the years ended December 31,
	2021	2022	2023
Net revenues:
Marketing Solutions
- Sales agent	4,195	2,549	1,818
- Cost-plus	26,062	8,909	4,761
- Specified actions	212,353	94,498	79,902
	242,610	105,956	86,481
Enterprise Solutions
- SaaS products and services	65,092	63,124	46,736
	307,702	169,080	133,217
Cost of revenues:
Marketing Solutions
- Specified actions	(194,912)	(138,140)	(67,115)
Enterprise Solutions
- SaaS products and services	(23,637)	(35,072)	(31,260)
	(218,549)	(173,212)	(98,375)
Gross profit/(loss):
Marketing Solutions
- Sales agent	4,195	2,549	1,818
- Cost-plus	26,062	8,909	4,761
- Specified actions	17,441	(43,642)	12,787
	47,698	(32,184)	19,366
Enterprise Solutions
- SaaS products and services	41,455	28,052	15,476
	89,153	(4,132)	34,842

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

25	Segments (Continued)

The Company currently does not allocate assets to all of its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments.

Revenue generated for the respective countries are summarized as follows:

	For the years ended December 31,
	2021	2022	2023
PRC	254,874	140,211	109,726
Hong Kong	52,599	28,661	23,028
Others	229	208	463
	307,702	169,080	133,217

The Company’s long-lived assets are located in the following countries:

	As of December 31,
	2022	2023
PRC	—	—
Hong Kong	241	—
	241	—

26	Commitments and contingencies

(a)	Litigation

In the ordinary course of the business, the Company is subject to periodic legal or administrative proceedings. As of December 31, 2023, the Company is not a party to any legal or administrative proceedings which will have a material adverse effect on the Company’s business, financial position, results of operations and cash flows.

(b)	Capital commitments

As of December 31, 2023 and 2022, the Company had no capital commitments.

27	Subsequent events

The Company evaluated subsequent events from December 31, 2023 through the date when the consolidated financial statements were issued, and concluded that no subsequent events have occurred that would require recognition or disclose in the consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

28	Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, VIE and its subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries and the VIE in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries, VIE and its subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to iClick Cayman either in the form of dividends, loans or advances. There are no significant differences between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIE. Even though iClick Cayman currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, iClick Cayman may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Company’s subsidiaries, VIE and its subsidiaries to satisfy any obligations of iClick Cayman.

Furthermore, cash transfers from iClick Cayman’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency at the time of requesting such conversion may temporarily delay the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to iClick Cayman, or otherwise satisfy their foreign currency denominated obligations.

As of December 31, 2022 and 2023, the total restricted net assets of iClick Cayman’s subsidiaries and OptAim VIE incorporated in the PRC and subjected to restriction amounted to approximately US$32,239 and US$21,303, respectively. Except for the above there is no other restriction on the use of proceeds generated by iClick Cayman’s subsidiaries, VIE and VIE’s subsidiaries to satisfy any obligations of iClick Cayman.

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

The following condensed financial statements of iClick Cayman have been prepared using the same accounting policies as set out in iClick Cayman’s consolidated financial statements except that iClick Cayman used the equity method to account for its investment in its subsidiaries, VIE and VIE’s subsidiaries. Such investment is presented on the separate condensed balance sheets of iClick Cayman as “Investment in subsidiaries, VIE and VIE’s subsidiaries” and “Accumulated losses in excess of investment in subsidiaries, VIE and VIE’s subsidiaries.” iClick Cayman, its subsidiaries, VIE and VIE’s subsidiaries were included in the consolidated financial statements whereby the intercompany balances and transactions were eliminated upon consolidation. iClick Cayman’s share of income from its subsidiaries, VIE and VIE’s subsidiaries is reported as share of income from subsidiaries, VIE and VIE’s subsidiaries in the condensed financial statements.

iClick Cayman is a Cayman Islands company and, therefore, is not subjected to income taxes for all years presented. The footnote disclosures contain supplemental information relating to the operations of iClick Cayman and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of iClick Cayman. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2022 and 2023, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of iClick Cayman, except for those which have been separately disclosed in the consolidated financial statements, if any.

Inter-company charges, share-based compensation and other miscellaneous expenses for the years ended December 31, 2021, 2022 and 2023, which were previously recognized at the parent company level, had been pushed down to the WFOE/VIE level given the majority of services were provided to the WFOE/VIE entities.

The condensed financial statements of the parent company should be read in conjunction with iClick Cayman’s consolidated financial statements and the accompanying notes thereto. For purposes of these condensed financial statements, iClick Cayman’s wholly owned and majority owned subsidiaries are recorded based upon its proportionate share of the subsidiaries’ net assets (similar to presenting them on the equity method).

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONDENSED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2023

(US$’000, except share data and per share data, or otherwise noted)

	As of December 31,
	2022	2023
Assets
Current assets
Cash and cash equivalents	1,100	2,660
Other short-term investments	1,021	—
Other current assets	161	218
Total current assets	2,282	2,878

Non-current assets
Investments in subsidiaries, VIE and VIE’s subsidiaries	80,015	35,923
Investment in an equity investee	279	218
Total non-current assets	80,294	36,141

Total assets	82,576	39,019

Liabilities and shareholders’ equity
Current liability
Accrued liabilities and other current liabilities	5,575	1,894
Total current liability	5,575	1,894

Non-current liability
Other liabilities	2,071	—
Total non-current liability	2,071	—

Total liabilities	7,646	1,894

Commitments and contingencies	—	—

Shareholders’ equity
Ordinary shares	49	50
Treasury shares	(28,457)	(28,656)
Other shareholders’ equity	103,338	65,731
Total shareholders’ equity	74,930	37,125

Total liabilities and shareholders’ equity	82,576	39,019

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(US$’000, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2021	2022	2023
Operating expenses
General and administrative expenses	(17,574)	(7,160)	(5,445)
Total operating expenses	(17,574)	(7,160)	(5,445)

Operating loss	(17,574)	(7,160)	(5,445)
Other (losses)/gains, net	(242)	(7,925)	499
Interest expense	—	—	(192)
Share of profits/(losses) from subsidiaries, VIE and VIE’ subsidiaries	4,406	(185,431)	(33,491)
Loss before share of losses from an equity investee and income tax expense	(13,410)	(200,516)	(38,629)
Share of losses from an equity investee	(107)	(75)	(61)
Income tax expense	(114)	(284)	—
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(13,631)	(200,875)	(38,690)
Net loss attributable to iClick Interactive Asia Group Limited	(13,631)	(200,875)	(38,690)
Other comprehensive loss:
Foreign currency translation adjustment, net of tax	3,340	(4,946)	49
Share of other comprehensive loss from subsidiaries, VIE and VIE’ subsidiaries	—	—	(32)
Comprehensive loss attributable to iClick Interactive Asia Group Limited	(10,291)	(205,821)	(38,673)

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(US$’000, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2021	2022	2023
Cash flows from operating activities
Net cash used in operating activities	(3,217)	(7,754)	(5,105)

Cash flows from investing activities
Redemption of short-term investment	—	—	1,439
Redemption of time deposits	46	—	—
Capital contribution to subsidiaries	(53)	—	—
Amount due from subsidiaries	—	19,656	10,601
Acquisition of subsidiaries	(4,982)	(7,742)	(5,161)
Net cash (used in)/provided by investing activities	(4,989)	11,914	6,879

Cash flows from financing activities
Proceeds from exercise of share options	661	68	—
Repurchase of ordinary shares	(10,687)	(7,574)	(214)
Net proceeds from issuance of ordinary shares upon subscription from Baozun Inc.	17,010	—	—
Net cash provided by/(used in) financing activities	6,984	(7,506)	(214)

Net(decrease)/increase in cash and cash equivalents and restricted cash	(1,222)	(3,346)	1,560