Form 20-F
period 2024-12-31
Amber International Holding Ltd
filed 2025-04-29
CIK 1697818

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number:  001-38313

Amber International Holding Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

1 Wallich Street, #30-02 Guoco Tower,

Singapore 078881 Tel: +65 60220228

(Address of principal executive offices)

Josephine Ngai, Chief Financial Officer

1 Wallich Street, #30-02 Guoco Tower,

Singapore 078881 Tel: +65 60220228

E-mail: josephine.ngai@ambr.io

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered

American Depositary Shares, one representing five Class A ordinary shares, par value US$0.001 per share*
*Not for trading, but only in connection with the listing on the Nasdaq Global Market of American depositary shares.

	AMBR	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2024, there were 47,390,657 ordinary shares outstanding, par value $0.001 per share, being the sum of 42,356,230 Class A ordinary shares and 5,034,427 Class B ordinary shares.

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

☐ Yes  ☐ No

Of the 42,356,230 Class A ordinary shares as of December 31, 2024, 3,011,704 were held by JPMorgan Chase Bank N.A., our depositary, representing Class A ordinary shares underlying the share based awards reserved for issuance under our Post-IPO Plan and our 2018 Share Incentive Plan.

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

●	“ADSs” refers to our American depositary shares. Two ADSs represent one Class A ordinary share before November 14, 2022, and one ADS represent five Class A ordinary shares effective from November 14, 2022;
●	“Amber Group” refers to Amber Global Limited, Amber DWM Holding Limited’s shareholder and strategic partner;
●	“Amber Premium”is the brand name under which Amber International Holding Limited operates its institutional crypto financial services and solutions business.
●	“Bitcoin” refers to the first peer-to-peer electronic cash system of global, decentralized, scarce, digital money;
●	“blockchain” refers to a cryptographically secure digital ledger that maintains a record of all transactions that occur on the network and follows a consensus protocol for confirming new blocks to be added to the blockchain;
●	“China” or “PRC” refers to the People’s Republic of China, including mainland China, Hong Kong and Macau and, only for the purpose of this annual report, excluding Taiwan; the only instances in which “China” or “the PRC” do not include Hong Kong or Macau are when used in the case of laws and regulations, including, among others, tax matters, adopted by the People’s Republic of China; the legal and operational risks associated with operating in China also apply to our operations in Hong Kong;
●	“crypto” refers to any cryptography-based market, system, application, or decentralized network;
●	“crypto asset” refers to any digital asset built using blockchain technology, including cryptocurrencies, stablecoins, and security tokens;
●	“cryptocurrency” refers to Bitcoin and alternative coins, or “altcoins,” launched after the success of Bitcoin, designed to work as a medium of exchange, store of value, or to power applications and excludes security tokens;
●	“cryptoeconomy” refers to a new open financial system built upon crypto;
●	“DeFi” refers to “Decentralized Finance,” referring to a peer-to-peer software-based network of protocols that can be used to facilitate traditional financial services like borrowing, lending, trading derivatives, insurance and more through smart contracts;
●	“Disposals” refers to the Company’s disposal of the mainland China enterprise solutions business on September 23, 2024, and the Company’s disposal of the mainland China demand side marketing solutions on November 27, 2024, such disposed businesses are referred to as the “Disposed Businesses”; “DWM Asset Restructuring” has the meaning ascribed to it in “Item 3. Key Information”;
●	“Group” means the Company and its consolidated entities;
●	“HK$” or “Hong Kong dollars” refers to the legal currency of Hong Kong;
●	“mining” refers to the process by which new blocks are created, and thus new transactions are added to the blockchain;
●	“Merger” has the meaning ascribed to it in “Item 3. Key Information”;
●	“ordinary shares” refer to our Class A and Class B ordinary shares, par value US$0.001 per share;

●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“smart contract” refers to software that digitally facilitates or enforces a rules-based agreement or terms between transacting parties;
●	“stablecoin” refers to crypto assets designed to minimize price volatility;
●	“staking” refers to an energy efficient equivalent of mining;
●	“wallet” refers a place to store public and private keys for crypto assets;
●	“we,” “us,” “our company,” “our,” “the Company”, means , Amber International Holding Limited, which was known as iClick Interactive Asia Group Limited (“iClick”) prior to the consummation of the Merger. Amber International Holding Limited (“Amber International”) is a Cayman Islands holding company with no operations of its own and conducts its business through its subsidiaries.
●	“$,” “US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

Our financial statements are expressed in the U.S. dollar, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars, and from Hong Kong dollars to U.S. dollars, in this annual report on Form 20-F were made at a rate of RMB7.2993 to US$1.00, and HKD7.7677 to US$1.00, respectively, which were the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 31, 2024. We make no representation that any Renminbi/ Hong Kong dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi/ Hong Kong dollar, as the case may be, at any particular rate, at the respective rate stated above, or at all. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

During the reporting period, we provided marketing solutions and enterprise solutions in Asia. On September 23, 2024, we disposed of our mainland China enterprise solutions business. On November 27, 2024, we disposed of our demand side marketing solutions business in mainland China. The Disposed Businesses were deconsolidated from the Group upon their respective Disposals and the results of the Disposed Businesses are reflected in the Group’s consolidated financial statements included in this annual report as discontinued operations accordingly. Historical financial results are adjusted for comparative purposes. See Note 5 to the financial statements include elsewhere in this annual report.

On March 12, 2025, we closed the merger with Amber DWM Holding Limited, a leading provider of institutional crypto financial services and solutions operating under the brand name “Amber Premium”. The consolidated financial results in this annual report do not include the performance of Amber DWM, which merged with the Company post year ended December 31, 2024.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our mission, goals and strategies;

●	our future business development, financial condition and results of operations;
●	the expected growth of our industry;
●	our expectations regarding demand for and market acceptance of our products, services and solutions;
●	competition in our industry;
●	relevant government policies and regulations relating to our business and industry;
●	general economic and business conditions globally and in jurisdictions where we operate; and
●	assumptions underlying or related to any of the foregoing.

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

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted limited liability company, such as political and economic stability, an effective judicial system (except for certain disadvantages discussed below), a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include that the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States. Our constituent documents do not contain provisions requiring that disputes be submitted to arbitration, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders.

We conduct all of our current operations outside the United States, and all of our assets are located outside the United States. All of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside of the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us, our assets, our directors or officers, or the judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Cayman Islands

Travers Thorp Alberga, Attorneys at Law, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us, our assets, or our directors or officers, predicated upon the securities laws of the United States or any state in the United States.

Travers Thorp Alberga, Attorneys at Law, has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Singapore

Harry Elias Partnership LLP, our counsel as to Singapore law, has advised us that there is uncertainty as to whether judgments of courts in the United States based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States will be recognized and/or enforced by the Singapore courts, and there is doubt as to whether the Singapore courts will enter judgments in original actions brought in the Singapore courts based solely on the civil liability provisions of these securities laws. An in persona final and conclusive judgment in the federal or state courts of the United States under which a fixed sum of money is payable may generally be enforced as a debt in the Singapore courts under the common law as long as it is established that the Singapore courts have jurisdiction over the judgment debtor. However, the Singapore courts are unlikely to enforce a foreign judgment if (a) the foreign judgment is inconsistent with a prior local judgment that is binding on the same parties; (b) the recognition or enforcement of the foreign judgment would contravene the public policy of Singapore; (c) the proceedings in which the foreign judgment was obtained were contrary to principles of natural justice; (d) the foreign judgment was obtained by fraud; or (e) the enforcement of the foreign judgment amounts to the direct or indirect enforcement of a foreign penal, revenue or other public law.

In particular, the Singapore Courts may potentially not allow the enforcement of any foreign judgment for a sum payable in respect of taxes, fines, penalties or other similar charges, including the judgments of courts in the United States based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States. In respect of civil liability provisions of the United States federal and state securities laws that permit punitive damages against us and our Directors or Executive Officers, we are unaware of any decision by the Singapore courts that has considered the specific issue of whether a judgment of a United States court based on such civil liability provisions of the securities laws of the United States or any state or territory of the United States is enforceable in Singapore.

Hong Kong

Taylor Wessing, our counsel as to Hong Kong law, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

PRC

Jingtian & Gongcheng, our counsel as to PRC law, has advised us that under the PRC Civil Procedures Law, courts in China may recognize and enforce foreign judgments pursuant to treaties between China and the country where the judgment is rendered or reciprocity arrangements for the recognition and enforcement of foreign judgments. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States or the Cayman Islands. Therefore, Jingtian & Gongcheng, our counsel as to PRC law, has advised us that there is substantial uncertainty as to whether the courts of the PRC would (1) recognize or enforce judgments of U.S. courts obtained against us, our assets or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the PRC against us, our assets or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us, our assets or our directors or officers in China if they can establish sufficient connection to China for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it will be difficult for foreign shareholders, by virtue only of holding the ordinary shares, to establish a sufficient connection to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.KEY INFORMATION

Disposals and Merger

In September 2024, we disposed of our mainland China enterprise solutions business pursuant to the share purchase agreement, dated as of July 19, 2024, by and among Tetris Media Limited, Optimix Media Asia Limited and BeihaiOne Limited at a consideration of US$80,000 (the “Enterprise Solutions Disposal”). This strategic move aimed to optimize our operations based on the performance of business units, enhance profitability, and realign the business focus to meet market trends and demand in the SaaS sector.

In November 2024, we disposed of our demand side marketing solutions business in mainland China pursuant to the share purchase agreement, dated as of September 11, 2024, by and among Digital Marketing Group Limited, Optimix Media Asia Limited and SiAct Inc, at a consideration of RMB1 million or equivalents in US dollars (the “Marketing Solutions Disposal,” collectively with the Enterprise Solutions Disposal, the “Disposals”). The Marketing Solutions Disposal aligned with our ongoing strategic scale-down of lower-margin and higher-risk businesses in its marketing solutions segment, and our strategy of optimizing its operations and realigning its business focus to meet market trends. The uncertainties around the macro-economic conditions since the COVID-19 pandemic led to a broad-based slowdown in the advertising market in mainland China. In addition, the uncertainty in macro-economic environment with ongoing influences on market sentiment, advertising spending and promotional activities affect the profitability and cash flows of this cash intensive business segment. The Marketing Solutions Disposal enabled us to concentrate resources on its service offerings with higher margins, greater operational efficiency and flexibility, and balanced risks.

After the Disposals, we continued to operate our supply side marketing solutions in mainland China, as well as marketing solutions and enterprise solutions business in Hong Kong and overseas.

The Disposed Businesses were deconsolidated from the Group upon their respective Disposals and the results of the Disposed Businesses are reflected in the Group’s consolidated financial statements included in this annual report as discontinued operations accordingly. Historical financial results are adjusted for comparative purposes.  See Note 5 to the financial statements include elsewhere in this annual report.

On November 29, 2024, the Company entered into a definitive agreement and plan of merger (the “Merger Agreement”), with Overlord Merger Sub Ltd. (“Merger Sub”), a directly wholly owned subsidiary of the Company, and Amber DWM Holding Limited (“Amber DWM”), the holding entity of Amber Group’s institutional crypto financial services and solutions business, known as Amber Premium (“Amber Premium”). Pursuant to the Merger Agreement, Merger Sub will merge with and into Amber DWM, with Amber DWM continuing as the surviving entity and becoming a wholly-owned subsidiary of the Company (the “Merger”), and the shareholders of Amber DWM will exchange all of the issued and outstanding share capital of Amber DWM for a mixture of newly issued Class A and Class B ordinary shares of the Company on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933.

Pursuant to the DWM Merger Agreement, Amber DWM will, prior to the consummation of the Merger, execute certain restructuring involving (i) the acquisition of 100% of the equity interest in WhaleFin Markets Limited from Amber Global Limited (“AB”), and (ii) cause certain subsidiary of Amber DWM to assume all rights and obligations under certain contracts of WhaleFin Technologies Limited (“WFTL” and such contracts, the “WFTL Assigned Contracts”) (together the “DWM Asset Restructuring”). Pursuant to the Merger Agreement, certain local regulatory approvals shall have been obtained before the completion of the Merger. Specifically, the Company’s acquisition of 100% of the equity interest in WhaleFin Markets Limited from AB is subject to acceptance of the license application with the Securities Futures Commission in Hong Kong; the Company becoming a controller in Sparrow Tech Private Limited is subject to the Monetary Authority of Singapore’s approval regarding the change of controller; and the assignment of the WFTL Assigned Contracts is subject to Amber Premium FZE obtaining the Virtual Asset Service Provider license with the Virtual Assets Regulatory Authority (the “VARA”) in Dubai.

To expedite the closing of the Merger, the parties have entered to an Amendment, Waiver and Framework Agreement (the “Framework Agreement”) to amend and waive certain closing conditions to the Merger, including in relation to the DWM Asset Restructuring and these regulatory approvals, and to provide for alternative arrangements that would afford the Company with substantially the same economic benefits as the transactions contemplated under the Merger Agreement. Specifically, (i) pursuant to the Framework Agreement, the parties have agreed to complete the DWM Asset Restructuring and cause Sparrow Tech Private Limited to become an indirect subsidiary of the Company promptly upon the receipt of the relevant regulatory approvals, and (ii) pursuant to certain intercompany services agreement entered into concurrently with the execution of the Framework Agreement, while the regulatory approvals are pending, the Company will receive 100% of the consolidated basis net income generated by the WFTL Assigned Contracts and 100% consolidated net income of Sparrow Tech Private Limited. The Company became a controller in Sparrow Tech Private Limited as of April 25, 2025. and as of the date of this annual report, the DWM Asset Restructuring has not been completed as the requisite local regulatory approvals have not been obtained.

The Merger was closed on March 12, 2025. In connection with the Merger, the Company changed its name from “iClick Interactive Asia Group Limited” to “Amber International Holding Limited”. In addition, ADSs began trading under the new ticker symbol “AMBR” on the Nasdaq effective on March 13, 2025.

The consolidated financial results in this annual report do not include the performance of Amber DWM, which merged with the Company post year ended December 31, 2024.

Termination of the Company’s Status as China Concept Stock

Under the China Overseas Listing Filing Rules, a China-based company is required to file with the CSRC within three business days after its initial submission of the registration statement in connection with an initial public offering to the SEC for its nonpublic review, within three business days after its first public filing of such registration statement with the SEC, and usually within fifteen business days after the completion of such offering. Additionally, China-based companies listed overseas are required to report “material events” to the CSRC within three business days following the occurrence and public announcement of such events. These material events include change of control, voluntary delisting or being ordered to delist, and investigations or penalties by overseas securities regulatory bodies, among other things. The China Overseas Listing Filing Rules also require China-based companies listed overseas to file with the CSRC within three business days after the completion of a follow-on securities offerings in the same overseas market and file with the CSRC for its offerings or listing in offshore stock market other than the stock market of its initial public offering or listing within three business days after the submission of an offering application outside mainland China.

Following the Disposals and Merger and as of the date of this annual report, we operate our supply side marketing solutions in mainland China and no longer engage in any material operations in mainland China, and none of our directors and officers are residents of China. In connection with the Disposals, we filed a special report with the Chinese Securities Regulatory Commission, or the CSRC, explaining, with the support of a legal opinion of our special PRC counsel, Commerce & Finance Law Offices, that, after the Disposals, we will no longer be subject to the filing requirements under the China Overseas Listing Filing Rules.

Additionally, our PRC legal counsel, Jingtian & Gongcheng, is of the opinion that as of the date of this annual report, we do not need to apply for cybersecurity reviews in China under its current regulatory regime. This is because (i) as of the date of this annual report, we have not received any notice or determination from competent PRC government authorities identifying us as a critical information infrastructure operator or requiring us to undertake a cybersecurity review by the CAC; (ii) as of the date of this annual report, we have not been notified by any authorities of being classified as a data processor carrying out data processing activities that influence or may influence national security; and (iii) data processed in our business is less likely to have a bearing on national security, thus making it unlikely for such data to be classified as core or important data by the authorities. However, we cannot rule out the possibility that the competent PRC government authorities will not initiate cybersecurity reviews on us in the future. See “—Risks Related to Our Business—We are subject to risks surrounding the evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements in China.”

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the Securities and Exchange Commission (the “SEC”) will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt, and have adopted certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Global Market (“Nasdaq”) listing standards. See “—Risks Related to Our Business—As a company incorporated in the Cayman Islands, we have adopted certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance requirements.” These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.

Risks Associated with the Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCA Act, If the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the U.S. Public Company Accounting Oversight Board (the “PCAOB”) for two consecutive years because of a position taken by authorities in a foreign jurisdiction, the SEC will prohibit our ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, including our former auditor, PricewaterhouseCoopers, who has audited our financial statements as of and for the years ended December 31, 2022 and 2023. Subsequently, we were conclusively identified by the SEC as a “Commission-Identified Issuer” under the HFCA Act on June 1, 2022 in respect of our annual report for the year ended December 31, 2021 filed on May 2, 2022.

On December 15, 2022, the PCAOB announced its determination that it was able to inspect and investigate audit firms in mainland China and Hong Kong completely for purposes of the HFCA Act, and the PCAOB vacated its December 16, 2021 determinations. As a result, the SEC will not provisionally or conclusively identify an issuer as a Commission-Identified Issuer if it files an annual report with an audit report issued by a registered public accounting firm headquartered in mainland China or Hong Kong on or after December 15, 2022, until such time as the PCAOB issues a new determination. In addition, our auditor WWC, P.C., who has audited (i) our consolidated balance sheet as of December 31, 2024, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for the year ended December 31, 2024, including the related notes contained in this annual report, and (ii) the adjustments to the 2023 and 2022 consolidated financial statements to retrospectively present discontinued operations as disclosed in Note 5 to our consolidated financial statements in this annual report and the adoption of the change in disclosures for reportable segment as disclosed in Note 2(ak) to our consolidated financial statements in this annual report, is not on the list published by the PCAOB subject to the determinations as to inability to inspect or investigate completely, as announced by the PCAOB on December 16, 2021, and it is based in the U.S. and is registered with the PCAOB and subject to PCAOB inspection, having its latest inspection completed in December 2023. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in certain jurisdictions and we use an accounting firm headquartered in one of such jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year.

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

Risks Associated with Our Corporate Structure

We are a holding company with no business operations of our own. We conduct all of our operations through our subsidiaries. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

The following diagram illustrates our organizational structure, including all of our significant subsidiaries:

Before the Disposals

iClick Interactive Asia Group Limited (Cayman Islands)
100%
Optimix Media Asia Limited (Hong Kong)
Overlord Merger Sub Ltd. (Cayman Islands)
OptAim Ltd. (Cayman Islands)
Diablo Holdings Corporation (BVI)
CMRS Group Holding Limited (Hong Kong)
Digital Marketing Group Limited (Hong Kong)
Beyond Digital Solutions Limited (Hong Kong)
iClick Interactive (Singapore) Pte. Ltd. (Singapore)
Tetris Media Limited (Hong Kong)
Performance Media Group Limited (Hong Kong)
OptAim (HK) Limited (Hong Kong)
CMRS Digital Solutions Limited (Hong Kong)
iClick Interactive Asia Limited (Hong Kong)
MCZ Holdings Limited (BVI)
RC Changyi Company Limited (BVI)
HBV Changyi Company Limited (BVI)
Harmattan Capital Holdings Corporation (BVI)
SociaLink Consultancy Limited (Hong Kong)
YYDCY Limited (Hong Kong)
CruiSo Digital Solutions Limited (Hong Kong)
China Search (Asia) Limited (Hong Kong)
CruiSo Directions Limited (Hong Kong)
43.16%
49.62%
0.39%
6.83%
Guangzhou Kushu Information Technology Co., Ltd. (PRC)
Changyi (Shanghai) Information Technology Ltd. (PRC)
Tetris Information Technology (Shanghai) Co., Ltd. (PRC)
iClick Data Technology (Beijing) Limited (PRC)
OptAim (Beijing) Information Technology Co., Ltd. (PRC)
Search Asia Technology (Shenzhen) Co., Ltd. (PRC)
100% VIE CONTROL
Guangzhou Changyi Information Technology Co., Ltd. (PRC)
Xi'an Changzhan Information Technology Ltd. (PRC)
Anhui Aizhishu Information Technology Co., Ltd.
Tetris (Shanghai) Data Technology Co., Ltd. (PRC)
Beijing OptAim Network Technology Co., Ltd. (PRC)
36.8%
Anhui Zhiyunzhong Information Technology Co., Ltd. (PRC)
Anhui Myhayo Technology Co., Ltd. (PRC)
Zhiyunzhong (Shanghai) Technology Co., Ltd. (PRC)
Shanghai Myhayo Technology Co., Ltd. (PRC)
Equity Interest
Contractual arrangements, including the fourth amended and restated equity pledge agreement, power of attorney, a spousal consent, an exclusive business cooperation agreement, and the fourth amended and restated exclusive call option agreement

After the Disposals

iClick Interactive Asia Group Limited
(Cayman Islands)
100%
Optimix Media Asia Limited (Hong Kong)
100%
CMRS Group Holding Limited (Hong Kong)
100%
Beyond Digital Solutions Limited (Hong Kong)
100%
CMRS Digital Solutions Limited (Hong Kong)
100%
SociaLink Consultancy Limited (Hong Kong)
100%
CruiSo Digital Solutions Limited (Hong Kong)
100%
CruiSo Directions Limited (Hong Kong)
100%
Guangzhou Kushu Information Technology Co., Ltd. (PRC)
100%
iClick Interactive (Singapore) Pte. Ltd. (Singapore)
100%
iClick Interactive Asia Limited (Hong Kong)
100%
Diablo Holdings Corporation (BVI)
100%
Harmattan Capital Holdings Corporation (BVI)
100%
China Search (Asia) Limited (Hong Kong)
100%
Search Asia Technology (Shenzhen) Co., Ltd. (PRC)
100% VIE CONTROL
Beijing OptAim Network Technology Co., Ltd. (PRC)
36.8%
Anhui Myhayo Technology Co., Ltd. (PRC)
100%
Shanghai Myhayo Technology Co., Ltd. (PRC)
100%
OptAim Ltd. (Cayman Islands)
100%
Overlord Merger Sub Ltd. (Cayman Islands)
Equity Interest
Contractual arrangements, including the fourth amended and restated equity pledge agreement, power of attorney, a spousal consent, an exclusive business cooperation agreement, and the fourth amended and restated exclusive call option agreement

The nominee shareholders of Beijing OptAim Network Technology Co., Ltd. are Mr. Jian Tang and Mr. Shaoqiang Shi, who are our former Chairman of the board and Finance Director in PRC.

As of the Date of the Annual Report (Reflecting the Completion of the Merger)

Amber International Holding Limited
(Cayman Islands)
100%
Diablo Holdings Corporation (BVI)
100%
Amber DWM Holding Limited (Cayman Islands)
100%
CMRS Group Holding Limited (Hong Kong)
Optimix Media Asia Limited (Hong Kong)
100%
Harmattan Capital Holdings Corporation (BVI)
100%
Amber Match Limited (BVI)
100%
Sparrow Holdings Pte. Limited (Singapore)
100%
Beyond Digital Solutions Limited (Hong Kong)
100%
iClick Interactive (Singapore) Pte. Ltd. (Singapore)
100%
CMRS Digital Solutions Limited (Hong Kong)
100%
iClick Interactive Asia Limited (Hong Kong)
100%
Amber Premium FZE (Dubai)
100%
Sparrow Tech Private Ltd (Singapore)
100%
SociaLink Consultancy Limited (Hong Kong)
100%
China Search (Asia) Limited (Hong Kong)
100%
Sparrow Digital Pte. Ltd (Singapore)
100%
CruiSo Digital Solutions Limited (Hong Kong)
100%
Amber DWM Limited (Hong Kong)
100%
Sparrow Fund Management Pte. Ltd (Singapore)
100%
CruiSo Directions Limited (Hong Kong)
100%
Search Asia Technology (Shenzhen) Co., Ltd. (PRC)
100%
Sparrow Operations Private Ltd (Singapore)
100%
Guangzhou Kushu Information Technology Co., Ltd. (PRC)
100% VIE CONTROL
Beijing OptAim Network Technology Co., Ltd. (PRC)
36.8%
Anhui Myhayo Technology Co., Ltd. (PRC)
100%
Shanghai Myhayo Technology Co., Ltd. (PRC)
Equity Interest
Contractual arrangements, including the fifth amended and restated equity pledge agreement, power of attorney, a spousal consent, an exclusive business cooperation agreement, and the fifth amended and restated exclusive call option agreement

A.[Reserved]

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

Summary of Risk Factors

Risks Related to Our Business

●	We may not obtain the regulatory approval in relation to DWM Asset Restructuring in a timely manner or at all and may need to continue relying on the intercompany service agreements to receive the economic benefits of the WFTL Assigned Contracts.
●	Our institutional crypto financial services and solutions business is nascent, not fully proven by market and subject to material legal, regulatory, operational, reputational, tax and other risks in the jurisdictions where we operate and are not assured to be profitable.
●	Our operating results are dependent on the prices of digital assets and volume of transactions that we conduct. If such price or volume declines, our business, operating results, and financial condition would be adversely affected.
●	Our operating results are dependent on the prices of digital assets and volume of transactions that we conduct. If such price or volume declines, our business, operating results, and financial condition would be adversely affected.
●	A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a digital asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.
●	If we fail to develop, maintain and enhance our brand and reputation, our business operating results and financial condition may be adversely affected.
●	We may not be able to compete effectively, which could materially and adversely affect our business, financial condition, results of operations and prospects, as well as our reputation and brands.
●	We may be subject to inquiries, investigations, and enforcement actions by regulators and governmental authorities worldwide, including those related to sanctions, export control, and anti-money laundering.
●	We and our third-party service providers’ failure to safeguard and manage our and our clients’ funds and digital assets could adversely impact our business, operating results and financial condition.

●	We are headquartered in Singapore, and primarily operate in Singapore, Hong Kong and Dubai. To a lesser extent, we operate a part of our legacy marketing solutions in mainland China, including through a variable interest entity. We are exposed to the risks related to the regulatory environment and changes in the economic, political or social conditions or government policies in Hong Kong and mainland China and risks related to the use of a VIE structure.

Risks Related to Cryptocurrencies and Digital Assets

●	The continuing development and acceptance of digital assets and distributed ledger technology are subject to a variety of risks.
●	Digital assets represent a new and rapidly evolving industry, and our business operations and financial performance have in the past been, and may in the future be impacted by the acceptance of Bitcoin and other digital assets.
●	The prices of digital assets are extraordinarily volatile.
●	Due to a lack of familiarity and some negative publicity associated with digital asset-related companies, existing and potential clients, counterparties and regulators may lose confidence in digital asset management companies.
●	Many digital asset transactions are irrevocable and stolen or incorrectly transferred digital assets may be irretrievable. As a result, any incorrectly executed digital asset transactions could adversely affect our business operations and financial performance.

Risks Related to Our American Depositary Shares

●	The market price for our ADSs may be volatile.
●	Our ADSs may not comply with the minimum listing requirements of the Nasdaq.
●	We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the trading price of the ADSs and could diminish our cash reserves.
●	Our operating results are dependent on the prices of digital assets and volume of transactions that we conduct. If such price or volume declines, our business, operating results, and financial condition would be adversely affected.

Risks Related to Our Business

—	Risks Related to Our Institutional Crypto Financial Services and Solutions Business

We may not obtain the regulatory approval in relation to DWM Asset Restructuring in a timely manner or at all and may need to continue relying on the intercompany service agreements to receive the economic benefits of the WFTL Assigned Contracts.

Pursuant to the Merger Agreement, certain local regulatory approvals shall have been obtained before the completion of the Merger. These approvals include local regulatory approvals for the DWM Asset Restructuring and for the Company to become a controller in Sparrow Tech Private Limited, an indirect subsidiary of Amber DWM. Specifically, the Company’s acquisition of 100% of the equity interest in WhaleFin Markets Limited from AB is subject to acceptance of the license application with the Securities Futures Commission in Hong Kong; the Company becoming a controller in Sparrow Tech Private Limited is subject to the Monetary Authority of Singapore’s approval regarding the change of controller; and the assignment of the WFTL Assigned Contracts is subject to Amber Premium FZE obtaining the Virtual Asset Service Provider license with the Virtual Assets Regulatory Authority (the “VARA”) in Dubai.

To expedite the closing of the Merger, the parties have entered to the Framework Agreement to amend and waive certain closing conditions to the Merger, including in relation to the DWM Asset Restructuring and these regulatory approvals, and to provide for alternative arrangements that would afford the Company with substantially the same economic benefits as the transactions contemplated under the Merger Agreement. Specifically, (i) pursuant to the Framework Agreement, the parties have agreed to complete the DWM Asset Restructuring and cause Sparrow Tech Private Limited to become an indirect subsidiary of the Company promptly upon the receipt of the relevant regulatory approvals, and (ii) pursuant to certain intercompany services agreement entered into concurrently with the execution of the Framework Agreement, while the regulatory approvals are pending, the Company will receive 100% of the consolidated basis net income generated by the WFTL Assigned Contracts and 100% consolidated net income of Sparrow Tech Private Limited.

As of the date of this annual report, the DWM Asset Restructuring has not been completed as the relevant local regulatory approvals have not been obtained. We cannot assure you that the we may obtain the regulatory approval in relation to DWM Asset Restructuring in a timely manner or at all. In the absence of such regulatory approvals, we will continue relying on the intercompany service agreement to receive the 100% of the consolidated basis net income generated by the WFTL Assigned Contracts. The counterparty to Framework Agreement and the intercompany service agreement may not perform their obligations under the contracts and the contractual arrangement does not afford us with control over their business operations, all of which could lead to material adverse effect on the Company’s business and results of operations.

Our institutional crypto financial services and solutions business is nascent, not fully proven by market and subject to material legal, regulatory, operational, reputational, tax and other risks in the jurisdictions where we operate and are not assured to be profitable.

Our institutional crypto financial services and solutions business is nascent, not fully proven by market and subject to material legal, regulatory, operational, reputational, tax and other risks in every jurisdiction and are not assured to be profitable. We may fail to be able to implement investment or trading strategies, develop our business lines or produce a return for our investors. We have chosen to pursue a number of different businesses in this evolving industry and in different jurisdictions. It is possible that some of these businesses or jurisdictions may be difficult to enter and/or it may become evident that a particular business is not a productive use of capital or time. This could lead it to modify our businesses and focus.

From time to time, we may also launch new lines of business, offer new products and services within existing lines of business or undertake other strategic projects. There are substantial risks and uncertainties associated with these efforts and we would invest significant capital and resources in such efforts. Also, the volatile nature of cryptoeconomy make it difficult to evaluate our current business and future prospects. Regulatory requirements can affect whether initiatives are able to be brought to market in a manner that is timely and attractive to our clients. Initial timetables for the development and introduction of new lines of business, products or services and price and profitability targets may not be met.

Our operating results are dependent on the prices of digital assets and volume of transactions that we conduct. If such price or volume declines, our business, operating results, and financial condition would be adversely affected.

We primarily generate commissions and execution fees in connection with the purchase, sale and trading of digital assets by our clients. Depending on product types, we either charge a flat fee or a percentage of the value of each transaction. Declines in the volume of digital asset transactions, the price of digital assets, or market liquidity for digital assets generally may result in lower total revenue to us.

The price of digital assets and associated demand for buying, selling, and trading of digital assets have historically been subject to significant volatility. For instance, in 2017, the value of certain digital assets, including Bitcoin, experienced steep increases in value, followed by a steep decline in 2018. The collapse of several companies in the digital asset industry such as Celsius, Voyager and FTX in 2022 impacted digital assets prices at various points throughout the year and digital asset prices continue to be volatile. The price and trading volume of any digital asset is subject to significant uncertainty and volatility, and may significantly decline in the future, without recovery. Such uncertainty and volatility depend on a number of factors, including:

●	market conditions of, and overall sentiment towards, digital assets and the cryptoeconomy, including, but not limited to, as a result of actions taken by or developments of other companies in the cryptoeconomy (for example, smart contract hacks or protocol failures encountered by other companies in the cryptoeconomy). See “—Risks Related to Cryptocurrencies and Digital Assets;”

●	changes in liquidity, volume, and trading activities;
●	trading activities on digital asset trading platforms worldwide, many of which may be unregulated, and may include manipulative activities;
●	investment and trading activities of highly active retail and institutional users, speculators, miners, and investors;
●	the speed and rate at which cryptocurrency is able to gain adoption as a medium of exchange, utility, store of value, consumptive asset, security instrument, or other financial assets worldwide, if at all;
●	decreased user and investor confidence in digital assets and digital asset platforms;
●	negative publicity and events relating to the cryptoeconomy;
●	unpredictable social media coverage or “trending” of, or other rumors and market speculation regarding, digital assets;
●	the ability for digital assets to meet user and investor demands;
●	the functionality and utility of digital assets and their associated ecosystems and networks, including digital assets designed for use in various applications;
●	consumer preferences and perceived value of digital assets and digital asset markets;
●	increased competition from other payment services or other digital assets that exhibit better speed, security, scalability, or other characteristics;
●	regulatory or legislative changes and updates affecting the cryptoeconomy;
●	the characterization of digital assets under the laws of various jurisdictions around the world;
●	the maintenance, troubleshooting, and development of the blockchain networks underlying digital assets, including by miners, validators, and developers worldwide;
●	the ability for cryptocurrency networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;
●	ongoing technological viability and security of digital assets and their associated smart contracts, applications and networks, including vulnerabilities against hacks and scalability;
●	fees and speed associated with processing digital asset transactions, including on the underlying blockchain networks and on digital asset trading platforms;
●	financial strength of market participants;
●	the availability and cost of funding and capital;
●	the liquidity of digital asset trading platforms;
●	interruptions or temporary suspensions or other compulsory restrictions in products or services from or failures of major digital asset platforms;
●	availability of an active derivatives market for various digital assets;

●	availability of banking and payment services to support cryptocurrency-related projects;
●	level of interest rates and inflation;
●	monetary policies of governments, trade restrictions, and fiat currency devaluations; and
●	national and international economic and political conditions.

There is no assurance that any digital asset will maintain its value or that there will be meaningful levels of trading activities. In the event that the price of digital assets or the demand for trading digital assets decline, our business, operating results, and financial condition would be adversely affected.

A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a digital asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

Several jurisdictions have taken a broad-based approach to classifying digital assets as “securities,” while other foreign jurisdictions, such as Switzerland, Malta, and Singapore, have adopted a narrower approach. As a result, certain digital assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of digital assets as “securities.” The classification of a digital asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing of such assets.

We have procedures to analyze whether each digital asset that it seeks to transact in could be deemed to be a “security” under applicable laws. Our procedures do not constitute a legal standard, but rather represent its company-developed metrics, which permits it to make a risk-based assessment regarding the likelihood that a particular digital asset could be deemed a “security” under applicable laws. Regardless of its conclusions, we could be subject to legal or regulatory action in the event a regulatory authority, or a court were to determine that a supported digital asset currently offered, sold, or traded on our platform is a “security” under applicable laws. Currently, we only permit transactions of those digital assets for which we determine there are reasonably valid arguments to conclude that conducting transactions involving those digital assets would not breach any applicable laws. We believe that our process reflects a comprehensive and thoughtful analysis and is reasonably designed to facilitate consistent application of available legal guidance to digital assets to facilitate informed risk-based business judgment. However, it recognizes that the application of securities laws to the specific facts and circumstances of digital assets may be complex and subject to change, and that a listing determination does not guarantee any conclusion under the relevant securities laws. We expect our risk assessment policies and procedures to continuously evolve to take into account case law, facts, and developments in technology.

There can be no assurances that we will properly characterize any given digital asset as a security or non-security, or that the regulatory authorities, or a court, if the question was presented to it, would agree with our assessment. If a regulatory authority, or a court were to determine that a supported digital asset currently offered, sold, or traded on our platform is a security, we would not be able to offer such digital asset as part of our products or services until we are able to do so in a compliant manner. In addition, we could be subject to judicial or administrative sanctions for failing to offer or sell the digital asset in compliance with the legal requirements, or for acting as a broker, dealer, or national securities exchange without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Clients that traded such supported digital asset through us and suffered trading losses could also seek to rescind such transaction as the basis that it was conducted in violation of applicable law, which could subject us to significant liability. Furthermore, if we remove any assets from our products or services, our decision may be unpopular with users and may reduce our ability to attract and retain clients.

Further, if Bitcoin, Ethereum, or any other supported digital asset is deemed to be a security under any jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such supported digital asset. For instance, all transactions in such supported digital asset would have to be registered with the relevant authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Moreover, the networks on which such supported digital assets are utilized may be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, it could draw negative publicity and a decline in the general acceptance of the digital asset. Also, it may make it difficult for such supported digital asset to be traded, cleared, and custodied as compared to other digital asset that are not considered to be securities.

If we fail to develop, maintain and enhance our brand and reputation, our business operating results and financial condition may be adversely affected.

Our brand and reputation are key assets and a competitive advantage, and maintaining a strong brand and reputation will be an important factor in our success and our development of our business. Protecting and enhancing our brand depends largely on the success of our marketing efforts, ability to provide consistent, high-quality, and secure products, services, features, and support. Thus, maintaining, protecting, and enhancing our reputation is also important to our development plans and relationships with our partners and counterparties. Furthermore, we believe that the importance of our brand and reputation may increase as competition in both the financial services industry and the cryptoeconomy further intensifies. Our brand and reputation could be harmed if we fail to achieve these objectives or if our public image were to be tarnished by negative publicity, unexpected events, or actions by third parties. Unfavorable publicity regarding, for example, the quality of or changes to our products and services, litigation or regulatory activity, privacy practices, data security compromises or breaches, terms of service, employment matters, the use of our products, services, or supported digital assets for illicit or objectionable ends, the actions of our clients, employees, or the actions of other companies that provide similar services to ours, has in the past, and could in the future, adversely affect our reputation and our business.

More broadly, because the digital asset and blockchain technology sectors are relatively nascent, public opinion is underdeveloped and will continue to evolve over time. Unfavorable media coverage in relation to the cryptoeconomy may adversely impact our business, our operating results and the value of any investment in it. Please see “—Risks Related to Cryptocurrencies and Digital Assets—Due to a lack of familiarity and some negative publicity associated with digital asset-related companies, existing and potential clients, counterparties and regulators may lose confidence in digital asset management companies.”

If we fail to protect our brand image or reputation, we may experience material adverse effects to the size, demographics, engagement, and loyalty of our clients and counterparties, resulting in decreased revenue. Any such negative publicity could have an adverse effect on the size, activity, and loyalty of our clients and counterparties and result in a decrease in revenue, which could adversely affect our business, operating results, and financial condition. See “—Risks related to Cryptocurrencies and Digital Assets—Due to a lack of familiarity and some negative publicity associated with digital asset-related companies, existing and potential clients, counterparties and regulators may lose confidence in digital asset management companies” for further discussion of these risks.

We may not be able to compete effectively, which could materially and adversely affect our business, financial condition, results of operations and prospects, as well as our reputation and brands.

The cryptoeconomy is highly innovative, rapidly evolving, and characterized by experimentation, changing client needs, frequent introductions of new products and services, and subject to uncertain and evolving industry and regulatory requirements. We expect competition to further intensify in the future as existing players enhance their offerings and new entrants emerge. We face significant competition globally from a variety of market participants — ranging from crypto-native firms to large traditional financial services providers and financial technology companies. Particularly, we face competition from several sources, including traditional financial technology and brokerage firms that have entered the digital asset wealth management market in recent years and offer overlapping features tailored to similar client segments, companies focused on the digital asset market, some of whom are potentially able to more quickly adapt to market trends, support a broader range of digital assets, and develop new digital asset-based products and services due to a different standard of regulatory scrutiny and different internal compliance standards, as well as crypto-focused companies and traditional financial incumbents that offer point or siloed solutions.

Many innovative start-up companies and larger companies have made, and continue to make, significant investments in research and development, and we expect these companies to continue to develop similar or superior products and technologies that compete with our products. Further, more traditional financial and non-financial services businesses may choose to offer digital asset-based services in the future as the industry gains adoption. Our current and potential competitors may establish cooperative relationships among themselves or with third parties that may further enhance their resources, or may otherwise have certain competitive advantages over it. Some of our current and potential competitors may have significantly more financial, technological, marketing and other resources than us does and may be able to devote greater resources to the development, promotion and support of their platforms and service offerings. Our competitors may have longer operating history and greater brand recognition than it. Additionally, a current or potential competitor may acquire, or form a strategic alliance with, one or more of our other competitors. Our competitors may be better at developing new products and services, offering more attractive fees, responding more quickly to new digital asset development and undertaking more extensive and effective marketing campaigns. More players may enter the digital asset market and intensify the market competition.

In response to competition, we may have to lower and/or adjust the various fees that it charges to our clients or increase our operating expenses and capital expenditures to attract more clients, which could materially and adversely affect our business, margins and results of operations. If we are not able to compete effectively, our ability to attract and retain clients may be adversely affected, the level of digital transaction activities and user engagement on our platform may decrease and our market share may be negatively affected, which could materially and adversely affect our business, financial condition, results of operations and prospects, as well as our reputation and brands.

We may be subject to inquiries, investigations, and enforcement actions by regulators and governmental authorities worldwide, including those related to sanctions, export control, and anti-money laundering.

As we continue to expand our business worldwide, we have become increasingly obligated to comply with the laws, rules, regulations, policies, and legal interpretations of both the jurisdictions in which we operate and those into which we offer services on a cross-border basis. For instance, financial regulators outside the United States have increased their scrutiny of digital asset exchanges over time. Moreover, laws regulating financial services, the internet, mobile technologies, digital assets, and related technologies outside of the United States are highly evolving, extensive and often impose different, more specific, or even conflicting obligations on us, as well as broader liability. In addition, it is required to comply with laws and regulations related to economic sanctions and export controls enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of Commerce’s Bureau of Industry and Security, and U.S. anti-money laundering and counter-terrorist financing laws and regulations, enforced by FinCEN and certain state financial services regulators. U.S. sanctions and export control laws and regulations generally restrict dealings by persons subject to U.S. jurisdiction with certain jurisdictions that are the target of comprehensive embargoes, currently the Crimea Region, the Donetsk People’s Republic, and the Luhansk People’s Republic of Ukraine, Cuba, Iran, North Korea, and Syria, as well as with persons, entities, and governments identified on certain prohibited party lists. Nonetheless, there can be no guarantee that our compliance program will prevent transactions with particular persons or addresses or prevent every potential violation of OFAC sanctions. Any present or future government inquiries relating to sanctions could result in negative consequences for us, including costs related to government investigations, financial penalties, and harm to our reputation. The impact on us related to such matters could be substantial. Although we have implemented controls, and are working to implement additional controls and screening tools designed to prevent sanctions violations, there is no guarantee that we will not inadvertently provide access to our products and services to sanctioned parties or jurisdictions in the future.

Regulators worldwide frequently study each other’s approaches to the regulation of the cryptoeconomy. Consequently, developments in any jurisdiction may influence other jurisdictions. New developments in one jurisdiction may be extended to additional services and other jurisdictions. As a result, the risks created by any new law or regulation in one jurisdiction are magnified by the potential that they may be replicated, affecting our business in another place or involving another service. Conversely, if regulations diverge worldwide, we may face difficulty adjusting our products, services, and other aspects of our business with the same effect. These risks are heightened as we face increased competitive pressure from other similarly situated businesses that engage in regulatory arbitrage to avoid the compliance costs associated with regulatory changes.

The complexity of international regulatory and enforcement regimes, coupled with the scope of our growing operations in Asia, the Middle East and globally and the evolving global regulatory environment, could result in a single event prompting a large number of overlapping investigations and legal and regulatory proceedings by multiple government authorities in different jurisdictions. Any of the foregoing could, individually or in the aggregate, harm our reputation, damage our brand and business, and adversely affect our operating results and financial condition. Due to the uncertain application of existing laws and regulations, it may be that, despite our regulatory and legal analysis concluding that certain products and services are currently unregulated, such products or services may indeed be subject to financial regulation, licensing, or authorization obligations that we have not obtained or with which we have not complied. As a result, we are at a heightened risk of enforcement action, litigation, regulatory, and legal scrutiny which could lead to sanctions, cease and desist orders, or other penalties and censures which could significantly and adversely affect our continued operations and financial condition.

We and our third-party service providers’ failure to safeguard and manage our and our clients’ funds and digital assets could adversely impact our business, operating results and financial condition.

We may from time to time deposit, transfer and hold in custody with third-party custodians client funds and digital assets. Our policies, procedures, operational controls and controls over financial reporting are designed to protect us from material risks surrounding commingling of assets, conflicts of interest and the safeguarding of digital assets and client funds deposited, transferred or held in custody with third-party custodians across jurisdictions. In addition, our security technology is designed to prevent, detect, and mitigate inappropriate access to our systems, by internal or external threats.

Furthermore, our know-your-customer (“KYC”) and onboarding processes are designed to verify the identity of our clients, manage associated risks and prevent offers and sales of some digital assets and other products and services to certain persons. We believe we have developed and maintained administrative, technical, and physical safeguards designed to comply with applicable legal requirements and industry standards.

As our business continues to grow, we must continue to strengthen our associated internal controls and ensure that our third-party custodians and other service providers do the same. Our success and the success of our product offerings require significant confidence in our and our third-party service providers’ ability to properly custody and manage digital asset balances and handle large and growing transaction volumes and amounts of client funds. In addition, we are dependent on our third-party service providers’ operations, liquidity, and financial condition for the proper custody, maintenance, use and safekeeping of these client assets. Any material failure by us or such third-party service providers to maintain the necessary controls, policies, safeguarding procedures, perceived or otherwise, or to manage the digital assets we or they hold for or on behalf of our clients or for our own investment and operating purposes could also adversely impact our business, operating results, and financial condition. Further, any material failure by us or our third-party service providers to maintain the necessary controls or to manage client digital assets and funds appropriately and in compliance with applicable regulatory requirements could result in reputational harm, significant financial losses, lead clients to discontinue or reduce their use of our and our third-party service providers’ products and services, and result in significant penalties and fines and additional restrictions, which could adversely impact our business, operating results, and financial condition.

Furthermore, it is possible that hackers, employees or service providers acting contrary to our or our third-party custodians’ policies, or others could circumvent these safeguards to improperly access our systems or documents, or the systems or documents of our third-party service providers or agents, and improperly access, obtain and misuse client digital assets and funds. The methods used to obtain unauthorized access, disable, or degrade service or sabotage systems are also constantly changing and evolving and may be difficult to anticipate or detect for long periods of time. Our and our third-party custodians’ insurance coverage for such impropriety is limited and may not cover the extent of loss nor the nature of such loss, in which case We may be liable for the full amount of losses suffered, which could be greater than all of our assets. Our and our third-party custodians’ ability to maintain insurance is also subject to the insurance carriers’ ongoing underwriting criteria. Any loss of client funds or digital assets could result in a subsequent lapse in insurance coverage, which could cause a substantial business disruption, adverse reputational impact, inability to compete with our competitors, and regulatory investigations, inquiries, or actions. Additionally, transactions undertaken through electronic channels may create risks of fraud, hacking, unauthorized access or acquisition, and other deceptive practices. Any security incident resulting in a compromise of client assets could result in substantial costs to us and require us to notify impacted clients, and in some cases regulators, of a possible or actual incident, expose us to regulatory enforcement actions, including substantial fines, limit our ability to provide services, subject us to litigation, significant financial losses and adversely impact our brand, reputation, business, results of operations, financial condition and prospects.

If we cannot keep pace with rapid industry changes to provide new and innovative products and services, the use of our products and services, and consequently our revenue, could decline, which could adversely impact our business, operating results, and financial condition.

The institutional crypto financial services and solutions industry, and the cryptoeconomy generally, has been characterized by many rapid, significant, and disruptive products and services in recent years. These include decentralized applications, which allow yield farming, staking, token wrapping, governance tokens, innovative programs to attract clients such as transaction fee mining programs, initiatives to attract traders such as trading competitions, airdrops and giveaways, staking reward programs, and novel cryptocurrency fundraising and distribution schemes. We expect new services and technologies to continue to emerge and evolve, which may be superior to, or render obsolete, the products and services that we currently provide. We cannot predict the effects of new services and technologies on our business. However, our ability to grow our client base and revenue will depend in part on our ability to innovate and create successful new products and services, both independently and in conjunction with third-parties. In particular, developing and incorporating new products and services into our business may require substantial expenditures, take considerable time, and ultimately may not be successful. Any new products or services could fail to attract clients, generate revenue, or perform or integrate well with third-party applications and platforms. In addition, our ability to adapt and compete with new products and services may be inhibited by regulatory requirements and general uncertainty in the law, constraints by our banking partners and payment processors, third-party intellectual property rights, or other factors. Moreover, We must continue to enhance our technical infrastructure and other technology offerings to remain competitive and maintain a platform that has the required functionality, performance, capacity, security, and speed to attract and retain clients. As a result, We expect to expend significant costs and expenses to develop and upgrade our technical infrastructure to meet the evolving needs of the industry. Our success will depend on our ability to develop and incorporate new offerings and adapt to technological changes and evolving industry practices. If we are unable to do so in a timely or cost-effective manner, our business and our ability to successfully compete, retain existing clients, and attract new clients may be adversely affected.

Our business is susceptible to risks associated with international operations, including risks associated with difficulties, delays or failures in obtaining and/or maintaining the regulatory approvals, permissions, authorizations, licenses or consents that may be required to offer certain products or services in one or more international markets.

We currently have subsidiaries in jurisdictions, such as Singapore, Hong Kong and Dubai. We plan to enter into or increase our presence in additional markets around the world, and any inability or failure to adequately exploit opportunities for international expansion, may harm our business and adversely affect our revenue. Our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to particular challenges of supporting a rapidly growing business in an environment of diverse cultures, languages, customs, tax laws, legal systems, alternate dispute systems and regulatory systems. As we continue to expand our business and client base internationally, we will be increasingly susceptible to risks associated with international operations. These risks and challenges include:

●	difficulties, delays or failures in obtaining and/or maintaining the regulatory approvals, permissions, authorizations, licenses or consents that may be required to offer certain products or services in one or more international markets. For example, we may not be able to obtain the final regulatory approvals for our license applications in Dubai and Hong Kong in a timely manner, or at all;
●	difficulty establishing and managing international operations and the increased operations, travel, infrastructure and legal and compliance costs associated with locations in different countries or regions;
●	the need to understand and comply with local laws, regulations and customs in multiple jurisdictions, including laws and regulations governing broker-dealer practices, some of which may be different from, or conflict with, those of other jurisdictions, and which might not permit us to operate our business or collect revenues in the same manner as we do in such other jurisdictions;
●	our interpretations of local laws and regulations, which may be subject to challenge by local regulators;
●	difficulties in managing multiple regulatory relationships across different jurisdictions on complex legal and regulatory matters;

●	if we were to engage in any merger or acquisition activity internationally, this is complex and would be new for us and subject to additional regulatory scrutiny;
●	the need to vary products, pricing and margins to effectively compete in international markets;
●	the need to adapt and localize products for specific countries, including obtaining rights to third-party intellectual property used in each country;
●	increased competition from local providers of similar products and services;
●	the challenge of positioning our products and services to meet a demand in the local market (also known as “product-market fit”);
●	the ability to obtain, maintain, protect, defend and enforce intellectual property rights abroad;
●	the need to offer client support and other aspects of our offering (including websites, articles, blog posts and client support documentation) in various languages;
●	compliance with anti-bribery laws, such as the Foreign Corrupt Practices Act and equivalent anti-bribery and anti-corruption requirements in local markets, by us, our employees and our business partners, and the potential for increased complexity due to the requirements on us as a group to follow multiple rule sets;
●	complexity and other risks associated with current and future legal requirements in other countries, including laws, rules, regulations and other legal requirements related to cybersecurity and data privacy frameworks and labor and employment laws;
●	the need to enter into new business partnerships with third-party service providers in order to provide products and services in the local market, which we may rely upon to be able to provide such products and services or to meet certain regulatory obligations;
●	varying levels of internet technology adoption and infrastructure, and increased or varying network and hosting service provider costs and differences in technology service delivery in different countries;
●	fluctuations in currency exchange rates and the requirements of currency control regulations, which might restrict or prohibit conversion of other currencies into our reporting currency;
●	taxation of our international earnings and potentially adverse tax consequences due to requirements of or changes in the income and other tax laws of the jurisdictions in which we operate; and
●	political or social unrest or economic instability in a specific country or region in which we operate.

We may not be able to penetrate or successfully operate in the markets we choose to enter. In addition, we may incur significant expenses as a result of our international expansion, and we may not be successful. We may launch products that lack local product-market fit, face local competition from pre-existing companies offering similar products and/or face limited brand recognition in certain parts of the world, any of which could lead to non-acceptance or delayed acceptance of our products and services by clients in new markets. Product adoption and growth rates may vary significantly across different markets. We are subject to income taxes and other taxes in the jurisdictions where we transact or conduct business, and such laws and tax rates vary by jurisdiction. We are subject to review and audit by local and foreign tax authorities. Such tax authorities may disagree with tax positions we take, and if any such tax authority were to successfully challenge any such position, our financial condition or results of operations could be materially and adversely affected. Our failure to successfully manage these risks, or any failure to quickly exploit any opportunity for international expansion could harm our international operations in the markets we choose to enter and have an adverse effect on our business, financial condition and results of operations.

The wealth management products that we distribute involve various risks and failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, results of operations and financial conditions.

We offer our clients access to a comprehensive suite of institutional crypto financial services and solutions, catering to the different investment targets and risk preferences of our clients. These products often have complex structures and involve various risks, including default risks, interest risks, liquidity risks, market risks, counterparty risks, fraud risks and other risks. In addition, we are subject to regulations in relation to digital assets and wealth management products distributed in different jurisdictions, and there is no assurance that our operations will be deemed as being in full compliance with such regulations at all times.

Our success in providing institutional crypto financial services and solutions depends, in part, on our ability to successfully identify the risks associated with such products and services, and failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, results of operations and financial conditions. Although we generally do not guarantee the principal or the return of the wealth management products available through our platform and do not bear any liabilities for any loss to capital invested in the products, we must be cautious of the selection of the financial products we offer and must accurately describe the risks associated with those products for our clients. Although we enforce and implement strict risk management policies and procedures, such risk management policies and procedures may not be fully effective in mitigating the risk exposure for all of our clients in all market environments or covering all types of risks. If we fail to identify and fully appreciate the risks associated with the financial products we offer, or fail to disclose such risks to our clients, or if our clients suffer financial losses or other damages resulting from the financial products we offer, our reputation, client relationships, results of operations and financial conditions will be materially and adversely affected.

We are not obligated to hedge our exposures, and, if we do, hedging transactions may be ineffective or reduce our overall performance.

We are not obligated to, and sometimes may not, hedge our exposures. However, from time to time, we may use a variety of financial instruments and derivatives, such as options, swaps, and forward contracts, for risk management purposes, including to: protect against possible changes in the market value of our investment or trading assets resulting from fluctuations in cryptocurrency markets or securities markets and changes in interest rates; protect our unrealized gains in the value of our investments or trading assets; facilitate the sale of any such assets; enhance or preserve returns, spreads or gains on any trade or investment; hedge the interest-rate or currency-exchange risk on any of our liabilities or assets; protect against any increase in the price of any assets that we anticipate purchasing at a later date; or to any other end that we deem appropriate. The success of any hedging activities by us will depend, in part, on our ability to correctly assess the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the assets being hedged. Since the characteristics of many assets change as markets change or time passes, the success of our hedging strategy will also be subject to our ability to continually recalculate, readjust and execute hedges in an efficient and timely manner. In addition, while we may enter into hedging transactions with the view to reducing risk, in certain circumstances such transactions may actually increase risk or result in a poorer overall performance for us than if we had not engaged in such hedging transactions.

We may make, or otherwise be subject to, trade errors.

Errors may occur with respect to trades we executed on clients’ behalf. Trade errors can result from a variety of situations, including, for example, when the wrong investment is purchased or sold or when the wrong quantity is purchased or sold or when the execution price is wrong. Trade errors frequently result in losses, which could be material. Errors may result in disputes with clients and thus negatively impact our reputation or lead to our financial losses. To the extent that an error is caused by a third party, we may seek to recover any losses associated with the error, although there may be contractual limitations on any third party’s liability with respect to such error.

Our trading orders may not be timely executed.

We help our clients establish and maintain an overall market position in a combination of financial instruments in the digital asset market. Our trading orders may not be executed in a timely and efficient manner because of various circumstances, including, for example, trading volume surges or systems failures attributable to us or our counterparties, brokers, dealers, agents or other service providers. In such an event, we might only be able to acquire or dispose of some, but not all, of the components of the positions on our clients’ behalf, or if the overall positions were to need adjustments, we might not be able to make such adjustments on our clients’ behalf. As a result, we would not be able to achieve our desired market position, which may result in a loss for our clients. In addition, we can be expected to rely heavily on electronic execution systems (and may rely on new systems and technology in the future), which may be subject to certain systemic limitations or mistakes, causing the interruption of trading orders made by us on our clients’ behalf. Failure to execute orders may lead to disputes and financial losses.

We provide collateralized loans to our clients, which exposes us to credit risks and may cause us to incur financial or reputational harm.

We provide collateralized loans to certain clients secured by their digital asset holdings, which exposes us to the risk of our borrowers’ inability to repay such loans or the depreciation of the value of the collateralized assets. In the future, we may enter into credit arrangements with financial institutions to obtain more capital. Any termination or interruption in the financial institutions’ ability to lend to us could interrupt our ability to provide capital to qualified clients to the extent we rely on such credit lines to continue to offer or to grow such products. Further, our credit approval process, pricing, loss forecasting, and scoring models may contain errors or may not adequately assess creditworthiness of our borrowers, or may be otherwise ineffective, resulting in incorrect approvals or denials of loans. It is also possible that loan applicants could provide false or incorrect information. While we have procedures in place to manage our credit risk, such as conducting due diligence on our clients and running stress test simulations to monitor and manage exposures, including any exposures resulting from loans collateralized with digital assets, we remain subject to risks associated with our borrowers’ creditworthiness, the fluctuation of the collateral value, and our approval process.

Borrower loan loss rates may be significantly affected by economic downturns or general economic conditions beyond our control and beyond the control of individual borrowers. In particular, loss rates on loans may increase due to factors such as prevailing market conditions in the cryptoeconomy, the price of Bitcoin and other digital assets, which have experienced significant fluctuations, the amount of liquidity in the markets, and other factors. Borrowers may seek protection under bankruptcy law or similar laws. If a borrower of a loan files for bankruptcy (or becomes the subject of an involuntary petition), a stay may go into effect that will automatically put any pending collection actions on the loan on hold and prevent further collection action absent bankruptcy court approval. The efficacy of our security interest in client collateral may not be guaranteed under applicable laws and regulations and therefore we may be exposed to loss in the event of a client default, even if we appear to be secured against such default. While we have not incurred any material losses to date, if any of the foregoing events were to occur, our reputation and relationships with borrowers, and our financial results, could be harmed.

Our products and services may be exploited to facilitate illegal activity such as fraud, money laundering, gambling, tax evasion, and scams. If any of our clients use our services to further such illegal activities, our business could be adversely affected.

Our products and services may be exploited to facilitate illegal activity including fraud, money laundering, gambling, tax evasion, and scams. We or our partners may be specifically targeted by individuals seeking to conduct fraudulent transfers, and it may be difficult or impossible for us to detect and avoid such transactions in certain circumstances. The use of our products and services for illegal or improper purposes could subject us to claims, individual and class action lawsuits, and government and regulatory investigations, prosecutions, enforcement actions, inquiries, or requests that could result in liability and reputational harm for us. Moreover, certain activity that may be legal in one jurisdiction may be illegal in another jurisdiction, and certain activities that are at one time legal may in the future be deemed illegal in the same jurisdiction. As a result, there is significant uncertainty and cost associated with detecting and monitoring transactions for compliance with local laws. In the event that a client is found responsible for intentionally or inadvertently violating the laws in any jurisdiction, we may be subject to governmental inquiries, enforcement actions, prosecuted, or otherwise held secondarily liable for aiding or facilitating such activities. Changes in law have also increased the penalties for money transmitters for certain illegal activities, and government authorities may consider increased or additional penalties from time to time. Owners of intellectual property rights or government authorities may seek to bring legal action against money transmitters, including us, for involvement in the sale of infringing or allegedly infringing items. Any threatened or resulting claims could result in reputational harm, and any resulting liabilities, loss of transaction volume, or increased costs could harm our business.

Moreover, while fiat currencies can be used to facilitate illegal activities, digital assets are relatively new and, in many jurisdictions, may be lightly regulated or largely unregulated. Many types of digital assets have characteristics, such as the speed with which digital currency transactions can be conducted, the ability to conduct transactions without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, the irreversible nature of certain digital asset transactions, and encryption technology that anonymizes these transactions, that make digital assets susceptible to use in illegal activity. Regulatory authorities and law enforcement agencies around the world have taken and continue to take legal action against persons and entities alleged to be engaged in fraudulent schemes or other illicit activity involving digital assets.

While we believe that our risk management and compliance framework is designed to detect significant illicit activities conducted by our potential or existing clients, it cannot ensure that it will be able to detect all illegal activity on our platform. If any of our clients use our products and services to further such illegal activities, our business could be adversely affected.

Our compliance and risk management methods might not be effective and may result in outcomes that could adversely affect our reputation, operating results, and financial condition.

Our ability to comply with applicable complex and evolving laws, regulations, and rules is largely dependent on the establishment and maintenance of our compliance, audit, and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. While we have devoted significant resources to develop policies and procedures to identify, monitor, and manage our risks, and expect to continue to do so in the future, we cannot assure you that our policies and procedures will always be effective. Our risk management policies and procedures rely on a combination of technical and human controls and supervision that are subject to error and failure. Some of our methods for managing risk are discretionary by nature and are based on internally developed controls and observed historical market behavior, and also involve reliance on standard industry practices. These methods may not adequately prevent losses, particularly as they relate to extreme market movements, which may be significantly greater than historical fluctuations in the market. Our risk management policies and procedures also may not adequately prevent losses due to technical errors if our testing and quality control practices are not effective in preventing failures. In addition, we may elect to adjust our risk management policies and procedures to allow for an increase in risk tolerance, which could expose us to the risk of greater losses.

Regulators periodically review our compliance with our own policies and procedures and with a variety of laws and regulations. We have received in the past and may from time to time receive examination reports requiring us to enhance certain practices with respect to our compliance program, including due diligence, training, monitoring, reporting, and recordkeeping. We may from time to time in the future receive additional examination reports citing violations of rules and regulations and inadequacies in existing compliance programs. If we fail to comply with these, or do not adequately remediate certain findings, regulators could take a variety of actions that could impair our ability to conduct our business, including delaying, denying, withdrawing, or conditioning approval of certain products and services. In addition, we face the risk of significant intervention by regulatory authorities, including extensive examination and surveillance activities. In the case of non-compliance or alleged non-compliance, we could be subject to investigations and proceedings that may result in substantial penalties or civil lawsuits, including by clients. Any of these outcomes would adversely affect our reputation and brand and business, operating results, and financial condition. Some of these outcomes could adversely affect our ability to conduct our business.

Cyberattacks and security breaches of our system, or those impacting our clients or third parties, could adversely impact our brand and reputation and our business, operating results, and financial condition.

Our business involves the collection, storage, processing, and transmission of confidential information, client, employee, service provider, and other personal data, as well as information required to access client assets. As a result, any actual or perceived security breach of us or our third-party partners may:

●	harm our reputation and brand;
●	result in our systems or services being unavailable and interrupt our operations;
●	result in improper disclosure of data and violations of applicable privacy and other laws;
●	result in significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, and financial exposure;

●	cause us to incur significant remediation costs;
●	lead to theft or irretrievable loss of our or our clients’ fiat currencies or digital assets;
●	reduce client confidence in, or decreased use of, our products and services;
●	divert the attention of management from the operation of our business;
●	result in significant compensation or contractual penalties from us to our clients or third parties as a result of losses to them or claims by them; and
●	adversely affect our business and operating results.

Further, any actual or perceived breach or cybersecurity attack directed at other financial institutions or digital asset companies, whether or not we are directly impacted, could lead to a general loss of client confidence in the cryptoeconomy or in the use of technology to conduct financial transactions, which could negatively impact us, including the market perception of the effectiveness of our security measures and technology infrastructure.

An increasing number of organizations, including large merchants, businesses, technology companies, and financial institutions, as well as government institutions, have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks, including on their websites, mobile applications, and infrastructure.

Attacks upon systems across a variety of industries, including the digital asset industry, are increasing in their frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded, and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper, or illegal access to systems and information (including clients’ personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers or partners. Certain types of cyberattacks could harm us even if our systems are left undisturbed. For example, attacks may be designed to deceive employees and service providers into releasing control of our systems to a hacker, while others may aim to introduce computer viruses or malware into our systems with a view to stealing confidential or proprietary data. Additionally, certain threats are designed to remain dormant or undetectable until launched against a target and we may not be able to implement adequate preventative measures.

Although we have developed systems and processes designed to protect the data us manages, prevents data loss and other security breaches, effectively responds to known and potential risks, and expects to continue to expend significant resources to bolster these protections, there can be no assurance that these security measures will provide absolute security or prevent breaches or attacks. We have experienced from time to time, and may experience in the future, breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities, or other irregularities. Unauthorized parties have attempted, and we expect that they will continue to attempt, to gain access to our systems and facilities, as well as those of our clients, partners, and third-party service providers, through various means, including hacking, social engineering, phishing, and attempting to fraudulently induce individuals (including employees, service providers, and our clients) into disclosing usernames, passwords, payment card information, or other sensitive information, which may in turn be used to access our information technology systems and clients’ digital assets. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. Certain threat actors may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. Further, there has been an increase in such activities as a result of the novel coronavirus, or COVID-19, pandemic. As a result, Our costs and the resources us devotes to protecting against these advanced threats and their consequences may continue to increase over time.

Our trading activities may expose us to counterparty credit risks.

Credit risk is the risk that a counterparty will be unable or unwilling to satisfy payment or delivery obligations when due. We are exposed to the risk that third parties, including trading counterparties, clearing agents, trading platforms, decentralized finance protocols, custodians, administrators and other financial intermediaries that may owe us money, securities or other assets will not perform their obligations. Any of these parties might default on their obligations to us because of bankruptcy, lack of liquidity, operational failure or other reasons, in which event we may lose all or substantially all of the value of any such investment or trading transaction. When we trade on digital asset trading platforms that specialize in digital asset futures and derivatives, we are exposed to the credit risk of that digital asset trading platform.

In derivatives, we may invest in options on digital assets. Purchasing and writing put and call options are highly specialized activities that entail greater-than-ordinary investment risks. An uncovered call writer’s loss is theoretically unlimited. Unlike exchange-traded options, which are standardized with respect to the underlying instrument, expiration date, contract size and strike price, the terms of over-the- counter options (options not traded on exchanges) are generally established through negotiation with the other party to the option contract. While this type of arrangement allows greater flexibility to tailor an option, over-the-counter options generally involve greater credit risk than exchange-traded options, which are guaranteed by the clearing organization of the exchanges where they are traded. As of the date of this document, the availability of exchange-traded and over-the-counter options on digital assets is extremely limited, so terms may be unfavorable in comparison to those available for more firmly established types of options.

The failure or bankruptcy of any of our centralized clearing agents (or futures commission merchants) could result in a substantial loss of our assets. If a centralized clearing agent is unable to satisfy a substantial deficit in a client account, our other clients may be subject to risk of loss of their funds in the event of that centralized clearing agent’s bankruptcy. In such an event, the centralized clearing agent’s clients, such as us, are entitled to recover, even in respect of property specifically traceable to them, only a proportional share of all property available for distribution to all of that centralized clearing agent’s clients.

Our operations are reliant on technology provided by third parties which are out of our direct control.

Certain aspects of our operations are reliant on technology, including hardware, software and telecommunications systems. Significant parts of the technology used in the management of each client may be provided by third parties and are therefore beyond our direct control. Forecasting, trade execution, data gathering, risk management, portfolio management, information technology infrastructure and support, compliance and accounting systems all are designed to depend upon a high degree of automation and computerization. Although we seek, on an ongoing basis, to ensure adequate backups of software and hardware where possible and will attempt to conduct adequate due diligence and monitoring of providers, if such efforts are unsuccessful or inadequate, software or hardware errors or failures may result in errors, data loss and/or failures in trade execution, risk management, portfolio management, compliance or accounting. Errors or failures may also result in the inaccuracy of data and reporting or the unavailability of data or vulnerability of data to the risk of loss or theft. Errors may occur gradually and once in the code may be very hard to detect and can potentially affect results over a long period of time. If an unforeseeable software or hardware malfunction or problem is caused by a defect, virus or other outside force, a client may be materially adversely affected.

In particular, we may rely on cloud (including private and public cloud-based) technology for certain operations, including data storage. Cloud-based technology, like any electronic data storage or processing technology, is not fail-safe. It may be subject to certain defects, failures or interruptions of service beyond our direct control. It is also possible that such technology could be compromised by a third party, including through the use of malicious software or programs, such as viruses, which may expose the Company and a client to theft (of data or other assets) and/or significant business interruption. In addition, a software provider may cease operations or be relatively thinly capitalized and our and a client’s ability to be made whole after any loss may be compromised as a result.

Our business relies on third-party service providers and subjects us to risks that we may not be able to control or remediate.

Our operations could be interrupted if our third-party service providers experience operational or other systems difficulties, terminate their services or fail to comply with regulations. We outsource some of our operational activities and accordingly depend on relationships with many third-party service providers. Specifically, we rely on third parties for certain services, including, but not limited to, legal, accounting, custodying and other financial operations, trade related activity, IT infrastructure and systems, trade reconciliation, and margin and collateral movement. Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party service providers. The failure of these systems, a cybersecurity breach involving any of our third-party service providers or the termination or change in terms of a third-party software license or service agreement on which any of these systems is based could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. Replacing vendors or addressing other issues with our third-party service providers could entail significant delay, expense and disruption of service. As a result, if these third-party service providers experience difficulties, are subject to cybersecurity breaches, or terminate their services, and we are unable to replace them with other service providers, particularly on a timely basis, our operations could be interrupted. If an interruption were to continue for a significant period, our business, financial condition and results of operations could be adversely affected. Should we be required to replace third-party service providers, it may be at a higher cost to us, which could adversely affect our business, financial condition and results of operations.

Any inability to maintain adequate relationships with third-party banks and trading venues with respect to, and any inability to settle client trades related to, our cryptocurrency offerings, may adversely affect our business, financial condition and results of operations.

The cryptocurrency market operates 24 hours a day, seven days a week. The cryptocurrency market does not have a centralized clearinghouse, and transactions in cryptocurrencies rely on direct settlements between third parties after trades are executed. Accordingly, we rely on third-party banks to facilitate cash settlements between clients and us and rely on the ability of our trading venues to complete cryptocurrency settlements. In addition, we must maintain cash assets in our bank accounts sufficient to meet the working capital needs of our business, which includes deploying available working capital to facilitate cash settlements between us and our clients and certain trading venues. If third-party banks or trading venues have operational failures and cannot perform and facilitate our routine cash and cryptocurrency settlement transactions, we will be unable to support normal cryptocurrency trading operations and these disruptions could have an adverse impact on our business, financial condition and results of operations. Similarly, if we fail to maintain cash assets in our bank accounts sufficient to meet the working capital needs of our business and necessary to complete routine cash settlements related to our trading activity, such failure could impair our ability to support normal trading operations and these disruptions could have an adverse impact on our business, financial condition and results of operations.

We may also be harmed by the loss of any of our banking partners and trading venues. As a result of the many regulations applicable to cryptocurrencies or the risks of digital assets generally, many financial institutions have decided, and other financials may in the future decide, to not provide bank accounts (or access to bank accounts), payments services or other financial services to companies providing cryptocurrency products, including us. Similarly, a number of such companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to digital asset-related companies, including us, for a number of reasons, such as perceived compliance risks or costs. Any inability to procure or keep banking services would have a material and adverse effect on us.

Similarly, continued general banking difficulties may decrease the utility or value of digital assets or harm public perception of those assets. In addition to banks, other third-party service providers including accountants, lawyers and insurance providers may also decline to provide services to companies engaged in digital asset-related businesses because of the perceived risk profile associated with such businesses or the lack of regulatory certainty. Consequently, if we or our trading venues cannot maintain sufficient relationships with the banks that provide these services, banking regulators restrict or prohibit banking of cryptocurrency businesses, or if these banks impose significant operational restrictions, it may be difficult for us to find alternative business partners, which may result in a disruption of our business and could have an adverse impact on our reputation, financial condition and results of operations.

We obtain and process sensitive client data. Any real or perceived improper use of, disclosure of, or access to such data could harm our reputation, as well as have an adverse effect on our business.

We obtain and process sensitive data, including personal data related to our clients and their transactions, such as their names, addresses, trading data, tax identification, and bank account information. We face risks, including to our reputation, in the handling and protection of this data, and these risks will increase as our business continues to expand. International laws and regulations governing privacy, data protection, and e-commerce transactions require us to safeguard our clients’, employees’, and service providers’ personal data. In particular, we face a number of challenges relating to data from transactions and other activities during the course of our business operations, including:

●	protecting the data in and hosted on our system, including against attacks on our system by external parties or misbehavior by our employees;
●	addressing concerns related to privacy, security and other factors; and
●	complying with applicable laws, rules and regulations relating to the collection, storage, use, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to such data.

In particular, if we fail to secure our client’s identity and protect their identity-specific data, such as their addresses and contact information, our clients may be vulnerable to harassments, and their assets may also be put at risk due to data leakages. As a result, we may be held liable for these incidents, and our clients may feel insecure and cease to use our services. In addition, any system or technological failure or compromise of our technology system that results in unauthorized access to or release of any personal data of our clients or proprietary information of our business operations could significantly harm our reputation and/or result in litigation, regulatory investigations and penalties against us.

While we have adopted a rigorous and comprehensive policy for the collection, processing, storage and other aspects of data use and privacy and taken necessary measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of these policies and measures undertaken by us, or business partners on our platform. Despite the absence of any material cybersecurity breach and our continuous efforts to comply with our internal policies as well as applicable laws and regulations, any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could result in fines, revocation of licenses, suspension of business operations or other penalties or liabilities, which may in turn damage our reputation, discourage current and potential shippers and truckers from using our services, and subject us to fines and damages, which could have a material adverse effect on our business and results of operations.

We are subject to governmental regulation and other legal obligations related to data privacy, data protection and information security. If we are unable to comply with these laws and regulations, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.

Our collection, use and processing of our clients’ personal data and transaction data are governed by data privacy laws and regulations enacted in Singapore, Hong Kong, Dubai and other jurisdictions such as the U.S. or EU to the extent applicable. These data privacy laws and regulations are complex, continue to evolve, and on occasion may be inconsistent among jurisdictions, leading to uncertainties in interpreting such laws. It is possible that these laws, regulations and requirements may be interpreted and applied in a manner that is inconsistent with our existing information processing practices. In addition, many of these laws are significantly litigated and/or subject to regulatory enforcement. Regulatory bodies may also enact or adopt new laws and regulations concerning data privacy, data retention, data transfer, and data protection. Such laws may continue to restrict or dictate how we collect, maintain, combine and disseminate information and could have a material adverse effect on our business, results of operations, financial condition and prospects.

In the United States, there are numerous federal and state laws and regulations that could apply to our operations or the operations of our partners, including data breach notification laws, financial information and other data privacy laws, and consumer protection laws and regulations (for example, Section 5 of the Federal Trade Commission Act) that govern the collection, use, disclosure, and protection of personal information. In addition, the General Data Protection Regulation (the “GDPR”), which went into effect in the European Union on May 25, 2018, applies to the collection, use, retention, security, processing, and transfer of personal data of individuals in the European Economic Area (“EEA”) and the United Kingdom, which could further add to our compliance costs and limit how we process information.

Any actual or perceived failure by us or the third parties with whom we work to comply with data privacy laws, regulations, guidelines, rules or industry standards, or any security incident that results in the unauthorized release or transfer of personally identifiable information, may result in governmental enforcement actions and investigations, fines and penalties, litigation and/or adverse publicity, which could harm our reputation and have a material adverse effect on our business, reputation, results of operations, financial condition and prospects.

Any significant disruption in our products and services, in our information technology systems, or in any of the blockchain networks we work with, including events beyond our control, could result in a loss of clients or funds and adversely impact our brand and reputation and our business, operating results, and financial condition.

Our reputation and ability to attract and retain clients and grow our business depends on our ability to operate our service at high levels of reliability, scalability, and performance. Our systems, the systems of our third-party service providers and partners, and certain digital asset and blockchain networks have experienced from time to time, and may experience in the future service interruptions or degradation because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, insider threats, break-ins, sabotage, human error, vandalism, earthquakes, hurricanes, floods, fires, and other natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses or other malware, or other events. If any of our systems, or those of our third-party service providers, are disrupted for any reason, our products and services may fail, resulting in unanticipated disruptions, slower response times and delays in our clients’ transaction execution and processing, failed settlement of transactions, incomplete or inaccurate accounting, recording or processing of transactions, unauthorized trades, loss of client information, increased demand on limited client support resources, client claims, complaints with regulatory organizations, lawsuits, or enforcement actions. A prolonged interruption in the availability or reduction in the availability, speed, or functionality of our products and services could harm our business. Significant or persistent interruptions in our services could cause current or potential clients or partners to believe that our systems are unreliable, leading them to switch to our competitors or to avoid or reduce the use of our products and services, and could permanently harm our reputation and brands. Moreover, to the extent that any system failure or similar event results in damages to our clients or their business partners, these clients or partners could seek significant compensation or contractual penalties from us for their losses, and those claims, even if unsuccessful, would likely be time-consuming and costly for us to address.

Because we are a regulated financial institution in certain jurisdictions, interruptions have resulted and in the future may result in regulatory scrutiny, and significant or persistent interruptions could lead to significant fines and penalties, and mandatory and costly changes to our business practices, and ultimately could cause us to lose existing licenses or banking relationships that we need to operate or prevent or delay us from obtaining additional licenses that may be required for our business.

In addition, we are continually improving and upgrading our information systems and technologies. Implementation of new systems and technologies is complex, expensive, time-consuming, and may not be successful. If we fail to timely and successfully implement new information systems and technologies, or improvements or upgrades to existing information systems and technologies, or if such systems and technologies do not operate as intended, it could have an adverse impact on our business, internal controls (including internal controls over financial reporting), operating results, and financial condition

Information technology is a critical aspect in the efficient operation of our business, failure to maintain or improve our information technology infrastructure could harm our business and prospects.

The efficient and reliable operation of our business depends on our information technology systems. We are continuously upgrading our platform to provide increased scale, improved performance, additional capacity and additional built-in functionality, including functionality related to security. Adopting new services and maintaining and upgrading our information technology infrastructure require significant investment of time and resources. Any failure to maintain and improve our information technology infrastructure could result in unanticipated system disruptions, slower response times, impaired clients experience, delays in reporting accurate operating and financial information and failures in risk management. The risks of these events occurring are even higher during certain periods of peak usage and activity when digital assets transactions are higher. In addition, much of the software and interfaces we use are internally developed and proprietary technology. If we experience problems with the functionality and effectiveness of our software, interfaces or platform, such as undetected errors or defects, or are unable to maintain and continuously improve our information technology infrastructure to handle our business needs, our business, financial condition, results of operations and prospects, as well as our reputation and brand, could be materially and adversely affected. In addition, we may face technical issues in connection with the integration of supported digital assets and the underlying digital asset networks of these supported digital assets. For details, please see “—Risks Related to Cryptocurrencies and Digital Assets—From time to time, we may encounter technical issues in connection with the integration of supported digital assets and changes or upgrades to the underlying digital asset networks of supported cryptocurrencies or protocols, and more broadly, such changes or upgrades may be delayed or unsuccessful, any of which could materially and adversely affect our investments and trading strategies, our financial condition and results of operations.”

The nature of our business requires the application of complex financial accounting and tax rules, and there is limited guidance from accounting standard setting bodies and taxing authorities. If financial accounting standards undergo significant changes or taxing authorities announce new tax rules, our operating results could be adversely affected.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the International Accounting Standards Board and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. In addition, there has been limited precedent for the financial accounting of digital assets and related valuation and revenue recognition standards. As such, there remains significant uncertainty on how companies should account for digital asset transactions, digital assets and related revenue. Furthermore, there has been limited guidance from taxing authorities on treatment of digital assets and revenue therefrom. Uncertainties in or changes to regulatory or financial accounting standards could result in the need to change our accounting methods and restate our financial statements and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, operating results, and financial condition.

—	Risks Related to Our Legacy Online Marketing and Enterprise Solutions Business

We continue to be subject to the business risks related to our legacy marketing solutions and enterprise solutions.

We continue to be subject to the business risks related to our legacy marketing solutions and enterprise solutions business after the Disposals, among others:

●	We face intense competition for our marketing solutions and enterprise solutions, and if we fail to maintain and enhance our capabilities, our results of operations could be materially and adversely affected.
●	We cannot assure the success of “SaaS+X” model and our enterprise solutions business.
●	A downturn in global economy could reduce the customers’ demand and their ability to pay for our solutions, which could materially and adversely affect our business and results of operations.
●	Our sales cycle may become more time-consuming and expensive under enterprise solutions, we may encounter pricing pressure and implementation and configuration challenges, and we may have to delay revenue recognition for some complex transactions, all of which could harm our business and operating results.

●	Our net revenues, net revenues as a percentage of gross billing, gross profit margin and the comparability of our financial results may be affected by our revenue models.
●	Loss of any marketing agency client may materially and adversely affect our business and results of operations.
●	Loss of any content distribution channel and changes in the contract terms with any content distribution channel may materially and adversely affect our business and results of operations.
●	The independent online marketing technology market is highly fragmented and intensely competitive. Independent online marketing technology platforms also face competitive pressure from well-established internet companies, marketing agencies and traditional media.
●	If online marketing technology solutions and enterprise solutions do not achieve widespread market acceptance, our business, growth prospects and results of operations would be materially and adversely affected.
●	If our algorithms and data engines for assessing and predicting potential audience behaviors are flawed or ineffective, or if our platform fails to otherwise function properly, our reputation and market share would be materially and adversely affected.
●	Our ability to collect and use data from various sources could be restricted.
●	Blocking or deletion of cookies or other modifications to privacy settings on PCs and mobile devices could impair our data collection and effectiveness of our solutions.
●	If we fail to offer high-quality technical support services under enterprise solutions, our relationships with our clients and our financial results may be adversely affected.
●	If we fail to innovate, adapt and respond timely and effectively to rapidly changing technologies and new trends, our solutions may become less competitive or obsolete.

We rely on the contractual arrangements that establish the structure for certain of our operations in mainland China.

We conduct our operations in mainland China primarily through the VIE entities with which we have maintained contractual arrangements. The VIE entities refer to Beijing OptAim Network Technology Co., Ltd. and its subsidiaries. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIE, and investors of our Company face uncertainty about potential future actions by the PRC government that could affect the validity and enforceability of the contractual arrangements with the VIE and, consequently, affect the financial performance of the VIE and our Company as a group.

Foreign ownership in advertising business used to be subject to certain restrictions under the PRC laws and regulations. For example, according to the Administrative Provisions on Foreign-Invested Advertising Enterprises, which were abolished in June 2015, foreign investors were required to meet several conditions in order to invest in PRC advertising business, such as a minimum number of years of advertising-related experience and an approval from the relevant PRC regulatory authority. China Search (Asia) Limited is a company incorporated in Hong Kong and Search Asia Technology (Shenzhen) Co., Ltd., or Search Asia, its PRC subsidiary, is considered a foreign invested enterprise, or FIE. To comply with the then-effective PRC laws and regulations, including the Administrative Provisions on Foreign-Invested Advertising Enterprises, iClick Data Technology (Beijing) Limited, or iClick Beijing, later replaced by Search Asia entered into a set of contractual arrangements with Beijing OptAim Network Technology Co., Ltd, or OptAim Network and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” As a result of these contractual arrangements, we exert control over OptAim Network and its subsidiaries, and consolidate their operating results in our financial statements under U.S. GAAP.

Under the Measures on the Administration of Foreign-related Surveys, or the Foreign-related Surveys Measures, promulgated by the National Bureau of Statistics of China on October 13, 2004, no individual or organization may conduct any foreign-related survey without a license for foreign-related survey granted by the National Bureau of Statistics in China or its local counterparts.

Under the Catalogue for the Guidance of Foreign Investment Industries, or Foreign Investment Catalog, promulgated by the Ministry of Commerce and National Development and Reform Commission on June 28, 2017, only a domestic enterprise or a sino-foreign enterprise which meets the several requirements stipulated in the Foreign-related Surveys Measures can apply for a license for the foreign-related survey. On September 6, 2024, the Ministry of Commerce (“MOFCOM”) and the National Development and Reform Commission, or the NDRC, jointly promulgated the Special Administrative Measures (Negative List 2024) for Foreign Investment Access, or the Special Administrative Measures, which replaced the negative list attached to the Foreign Investment Catalog in 2021. Industries that are not listed in the Special Administrative Measures are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations. We do not believe our collection and use of multiple kinds of data from multiple sources in China to improve the cost-effectiveness of marketing campaigns for marketers in and outside China fall within the scope of “foreign-related survey” under the Foreign-related Survey Measures listed under the Special Administrative Measures. However, there are uncertainties under the PRC Laws whether such activities may be deemed as “foreign-related survey,” which would require a foreign-related survey license from the National Bureau of Statistics in China or its local counterparts. If the PRC regulatory authorities disagree with our interpretation of what would constitute foreign-related survey and enforcement practices on foreign-related survey licensing requirement or if we expand our business scope to engage in activities falling within the scope of foreign-related survey, we will need to continue to rely on Search Asia’s contractual arrangements with OptAim Network and its shareholders to conduct certain of our operations in China, including to transfer such operations to the VIE to the extent they are deemed foreign-related survey.

In the opinion of our PRC counsel, Jingtian & Gongcheng, our current ownership structure, the ownership structure of our PRC subsidiaries, the VIE entities, and the contractual arrangements among Search Asia, OptAim Network and the shareholders of OptAim Network are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Jingtian & Gongcheng has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. Please see “—Substantial uncertainties exist with respect to the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” for more information. If the ownership structure, contractual arrangements and business of our company, our PRC subsidiaries or our consolidated variable interest entity and its subsidiary are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries, consolidated variable interest entity or its subsidiary, revoking the business licenses or operating licenses of our PRC subsidiaries, consolidated variable interest entity or its subsidiary, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our offerings and equity issuances to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn adversely affect our business and results of operations. If any of these occurrences results in our inability to direct the activities of our consolidated variable interest entity and its subsidiary, and/or our failure to receive economic benefits from our consolidated variable interest entity and its subsidiary, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

The contractual arrangements with our variable interest entity and its shareholder for certain of our business operations in mainland China may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with the VIE, OptAim Network, and its shareholders for our supply chain side marketing solutions business in mainland China, and to the extent our operations are deemed as foreign-related survey. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE entities.

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

We are subject to risks surrounding the evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements in China.

Cybersecurity and data privacy and security issues are legislative and regulatory focus in China. On July 30, 2021, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. This regulation requires, among others, certain competent authorities to identify critical information infrastructures. If any critical information infrastructure is identified, the relevant authorities shall promptly notify the relevant operator and the Ministry of Public Security. In November 2021, the CAC promulgated the Draft Administrative Regulations on Cyber Data Security, or the Draft Cyber Data Security Regulations, for public comment. These draft regulations set forth different scenarios under which data processors would be required to apply for cybersecurity review. However, there is no definite timetable as to when these draft regulations will be enacted. In addition, the CAC and a number of other departments under the State Council promulgated the Measures for Cybersecurity Review on December 28, 2021, which became effective on February 15, 2022. According to this regulation, critical information infrastructure operators purchasing network products and services and network platform operators carrying out data processing activities, which affect or may affect national security, are required to conduct cybersecurity review. Our PRC legal counsel, Jingtian & Gongcheng, is of the opinion that as of the date of this annual report, we do not need to apply for cybersecurity reviews in China under its current regulatory regime. This is because (i) as of the date of this annual report, we have not received any notice or determination from competent PRC government authorities identifying us as a critical information infrastructure operator or requiring us to undertake a cybersecurity review by the CAC; (ii) as of the date of this annual report, we have not been notified by any authorities of being classified as a data processor carrying out data processing activities that influence or may influence national security; and (iii) as of the date of this annual report, our legacy supply side marketing solutions business operated by us in mainland China include promoting content distribution opportunities for the publisher under our sales agency arrangement, providing mobile online advertising services and mobile content distributions to PRC clients, and operating the CMRS team, and data processed in our business is less likely to have a bearing on national security, thus making it unlikely for such data to be classified as core or important data by the authorities. However, we cannot rule out the possibility that the competent PRC government authorities will not initiate cybersecurity reviews on us in the future.

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

On July 7, 2022, the CAC promulgated the Measures on Security Assessment of Outbound Data Transfer, or the Measures on Security Assessment of Outbound Data Transfer, effective September 1, 2022. These measures shall apply to the security assessment of the provision of important data and personal information collected and generated by data processors in the course of their operations within the territory of the PRC by such data processors to overseas recipients, or the outbound data transfer. Where there are other provisions in laws and administrative regulations, such other provisions shall prevail. On March 22, 2024, the CAC issued the Provisions on Facilitating and Regulating Cross-Border Data Flows, or the Cross-Border Data Flows Provisions, which provides the following circumstances under which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of cross-border data transfer: (i) critical information infrastructure operators providing personal information or important data overseas; and (ii) data processors other than critical information infrastructure operators providing important data overseas, or cumulatively providing overseas personal information (excluding sensitive personal information) of more than one million individuals or sensitive personal information of more than 10,000 individuals since January 1 of the current year. “Important data” is defined under Measures on Security Assessment of Outbound Data Transfer as any data, the tampering, damage, leakage, or illegal acquisition or use of which, may endanger national security, the operation of the economy, social stability, public health and security, etc. On September 24, 2024, the State Council published the Network Data Security Management, which became effective on January 1, 2025. The Network Data Security Management provides that data processors conducting the data processing activities that affect or may affect national security shall apply for cybersecurity review in accordance with the relevant laws and regulations. In addition, network data processors should identify and declare “important data” in accordance with the relevant provisions, but they are not required to conduct security assessment for outbound data transfer for data that has not been notified or published as “important data” by relevant departments or regions. These Measures specify that an outbound data transfer by a data processor that falls under any of the following circumstances, the data processor shall apply to the CAC for the security assessment via the local provincial-level cyberspace administration authority: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than 1,000,000 people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of 100,000 people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the previous year; or (iv) other circumstances where an application for the security assessment of an outbound data transfer is required as prescribed by the CAC. The data we process does not involve the above circumstances. However, we cannot guarantee that the regulators will agree with us or will not in the future adopt new regulations that restrict our business operations.

Since these statements and regulatory actions are relatively new, and some regulations are still at the stage of consultation for comments, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operation, our ability to accept foreign investments and listing on a U.S. or other foreign exchanges. PRC laws and their interpretations and enforcement continue to develop and are subject to change, and the PRC government may adopt other rules and restrictions in the future.

—	Other Risks Related to Our Business

We have incurred significant net losses, operating cash outflows and accumulated deficit in the past, all of which may continue in the future.

We incurred net loss from continuing operations of US$43.7 million, US$13.7 million and US$24.0 million in 2022, 2023 and 2024, respectively. As of December 31, 2023 and 2024, we had accumulated deficits of US460.8 million and US$489.4 million, respectively. We also had operating cash outflows from continuing operations of US$11.3 million, US$11.4 million and US$12.5 million in 2022, 2023 and 2024, respectively.

We may continue to incur significant losses in the future for a number of reasons, including the other risks described in this annual report, and unforeseen expenses, difficulties, complications and delays and other unknown events. We have been evaluating the financial and operational performance of our business units and subsidiaries and VIEs, and monitoring market conditions to identify strategic opportunities and realign our business focus as needed. For example, we completed the Disposals in 2024 as disclosed elsewhere in this annual report. If we are unable to achieve or sustain profitability, the market price of our ADSs may significantly decrease. We also face unfavorable capital market in recent years. If there would be no significant fund raising in the future, we may have cash shortage which would impact our strategy on prudent cash management and impact the business, prospects and results of operations. Please also see “—We may not be able to obtain additional capital when desired, on favorable terms or at all.”

If we fail to retain existing clients or attract new clients, or if our clients decrease their level of engagement with our services and platform, our business, operating results and financial condition may be significantly harmed.

Our success depends on our ability to retain existing clients, attract new clients and increase client engagement with our services, platform and solutions. In order to achieve this, we must continue to offer leading technologies and ensure that our products and services are secure, reliable and engaging. We must also expand our products and services, and offer attractive fees. There is no assurance that we will be able to continue to do so to retain our existing clients, attract new clients or keep our clients engaged, including,  in light of the recent major corporate actions such as the Disposals and Merger. For example, the customers to the WFTL Assignment Contracts may not be willing to continue to keep their accounts or business with us after the assignment. A number of factors could negatively affect client retention, growth and engagement, including:

●	clients increasingly engage with competing products and services, including products and services that Amber Premium is unable to offer due to regulatory reasons;
●	we fail to introduce new and improved products and services, or if it introduces new products or services that are not favorably received;
●	we fail to support new and in-demand digital assets or if it elects to support digital assets with negative reputations;
●	there are changes in sentiment about the quality or usefulness of our products and services or concerns related to privacy, security, fiat pegging or other factors;
●	there are adverse changes in our products and services that are mandated by legislation, regulatory authorities, or litigation;
●	clients perceive the investment products on our platform to be poor investment choices, or experience significant losses in investments made on our platform;
●	technical or other problems prevent us from delivering our services with the speed, functionality, security, and reliability that our clients expect;
●	cybersecurity incidents, employee or service provider misconduct, or other unforeseen activities cause losses to us or our clients, including losses to assets held by us on behalf of our clients;
●	modifications to our pricing model or modifications by our competitors to their pricing models;
●	we fail to provide adequate client service;
●	regulatory and governmental bodies in countries that we targets for expansion express negative views towards institutional crypto financial services and solutions platforms and, more broadly, the cryptoeconomy;
●	we or other companies or high-profile figures in our industry are the subject of adverse media reports or other negative publicity;
●	customer satisfaction with our solutions, including any new marketing solutions that we may develop;
●	the competitiveness of our pricing and payment terms for our clients, which may, in turn, be constrained by our capital and financial resources;
●	customer satisfaction with our solutions, including any new solutions that we may develop;
●	the competitiveness of our pricing and payment terms for our clients, which may, in turn, be constrained by our capital and financial resources;

●	customer satisfaction with our account managing services;
●	our ability to customize and tailor our solution offerings and delivery and pricing models in accordance with the evolving needs of our clients and end marketers;
●	our ability to expand our data base and solutions to serve clients in a wider range of industries and geographic regions;
●	our ability to integrate with a wider range of new technologies, systems, networks and standards; and
●	global economic conditions and spending levels of customers generally.

From time to time, certain of these factors have negatively affected client retention, growth, and engagement to varying degrees. If we are unable to maintain or increase our client base and client engagement, or if we are unable to attract sufficient spend on our products and services from new clients, our revenue, business, operating results and financial condition could be adversely affected. If our client growth rate slows or declines, it will become increasingly dependent on our ability to maintain or increase levels of user engagement and monetization in order to drive growth of revenue.

We have experienced fluctuations in growth in recent periods, and our historical growth may not be indicative of our future growth.

We have experienced fluctuations in growth in recent periods. We may not be able to sustain our historical growth rates, or at all. You should not consider our historical growth in gross billing and net revenues as indicative of our future performance.

Additionally, our growth relies in part on the future development and growth of the industries where we operate, which is subject to a variety of factors that are difficult to predict and evaluate and which are beyond our control. If the industries not grow as we expect, our business, financial condition, cash flows and results of operations could be materially and adversely affected.

We may experience declines in the growth rates of our business, or negative growth, as a result of a number of external factors, including slowing demand for our platform, insufficient growth in the number of users that utilize our platform, declines in the level of usage of our platform by existing users, macroeconomic factors, increasing competition, changes in rules and regulations which we are or may become subject to, a decrease in the growth of our overall market or our failure to continue to capitalize on growth opportunities, including as a result of our inability to scale to meet such growth. Any failure to successfully address these risks and challenges as we encounter them will negatively affect our growth and if our growth rate declines, investors’ perception of our business and the trading price of the ADSs could be adversely affected.

The regulatory environment in Hong Kong and mainland China is complex and evolving, and changes in the economic, political or social conditions or government policies of Hong Kong or mainland China could have an adverse effect on our business and operations.

We are headquartered in Singapore, and primarily have operations in Singapore, Hong Kong and Dubai. To a lesser extent, we operate a part of our legacy marketing solutions business in mainland China, including through a variable interest entity, Beijing OptAim Network Technology Co., Ltd., or the VIE. The regulatory environment in Hong Kong and mainland China is complex and evolving, and changes in the economic, political or social conditions or government policies of Hong Kong or mainland China could have an adverse effect on our business and operations.

To the extent we operate any business in mainland China, we may be subject to the risks and uncertainties related to doing business in mainland China. If these risks or uncertainties were to materialize, our business, results of operations, financial condition, and future prospects could be materially and adversely affected. The PRC government exercises significant oversight and discretion over the conduct of business in China. Laws regulations, or policies, or the interpretation and enforcement thereof, can change quickly and without prior notice. Moreover, the PRC government may intervene in or influence business operations in China at any time, including through regulatory actions, investigations, or industry-wide restrictions. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which may have retroactive effect. As a result, businesses in China may not be aware of their violation of any of these policies and rules until sometime after the violation. Such unpredictability could adversely affect their business and impede our ability to continue our operations.

To the extent we operate any business in Hong Kong, we may be subject to the risks and uncertainties related to doing business in Hong Kong, In addition, although Hong Kong operates under a different set of laws from mainland China under the principle of “one country, two systems”, mainland Chinese laws and regulations that do not currently apply to companies in Hong Kong may become applicable to companies in Hong Kong due to the PRC government’s oversight of that region, as a result of which the legal risks associated with operating in mainland China may also apply directly to operating in Hong Kong. We cannot assure you that the oversight, discretion, and control of the PRC government will not impact our operations in mainland China and Hong Kong . These risks, together with uncertainties in the legal system and the interpretation and enforcement of laws, regulations, and policies in China, could hinder our ability to continue to offer the ADSs and cause the value of such ADSs to significantly decline or become worthless, or otherwise result in material adverse change to our business operations in Hong Kong.

There may be also other regulatory, legal, political, geopolitical and operational risks and uncertainties as a result of operating in mainland China and Hong Kong, such as those relating to trade tensions between the U.S. and China, U.S. export control regulations and sanctions targeting certain Chinese companies and industries, and concerns from the U.S. government about the national security implications of Chinese companies operating in sensitive industries. If any of the foregoing risks or uncertainties were to materialize, our business, results of operations and financial condition could also be materially and adversely affected. See “─ Our business is vulnerable to local market conditions around the world and geopolitical developments, such as trade wars and legislative change.”

Our business is vulnerable to local market conditions around the world and geopolitical developments, such as trade wars and legislative change.

Our business is subject to risks associated with doing business internationally and may be harmed by global events beyond our control, including international political and economic relations, as countries could enact sanctions, export controls, tariffs, investment controls or other measures.  These types of  laws and regulations are subject to frequent changes, and their interpretation and enforcement involves substantial uncertainties, which may be heightened by national security concerns, or be driven by political or other factors that are out of our control.  These types of restrictions, and similar or more expansive restrictions that may be imposed by the U.S. or other jurisdictions, may be difficult or costly to comply with and may materially and adversely affect our business operations.

Recently, the United States has, through several rounds of increases, imposed higher tariffs on a wide range of goods imported from multiple countries.  The tariff increases on goods from China are particularly high, with most goods subject to tariffs of 145% since April 9, 2025.  China responded to the U.S. actions with retaliatory tariffs on most U.S. goods of 125% from April 12, 2025; China also implemented export restrictions on certain critical minerals and related products.  These tariffs and other trade restrictions are expected to reduce trade volumes, cross-border investment, technological exchange, and other economic activities between major economies, and have a material adverse effect on global economic conditions and the stability of global financial and stock markets.  Moreover, the heightened geopolitical uncertainty and potential for further escalation may affect the global macroeconomic environment.  These types of geopolitical developments could materially and adversely affect our overall financial performance and the market prices of our ADSs.

In addition, we may also be subject to review and enforcement under domestic and foreign laws that screen foreign investment and acquisitions.  In both the United States and non-U.S. jurisdictions, these regulatory requirements may treat companies differently based on the type of company in question and the location and nature of its operations.  As a result of these laws and regulations, investments by particular investors may need to be filed with local regulators, which in turn may impose added costs on our business, impact our operations, and limit our ability to engage in strategic transactions that might otherwise be beneficial to us and our investors.  These laws are also frequently changed and updated.  For example, in October 2024, the U.S. Department of the Treasury issued a final rule (the “Outbound Investment Rule”), which imposes a new national security regulatory framework to control outbound investment from the United States in certain sensitive industry sectors in the China, including Hong Kong and Macau.  The Outbound Investment Rule took effect in January 2025, and it restricts U.S. persons’ direct and indirect investment into companies with specified connections to China that engage in specified “covered activities” within three areas of technology: semiconductors and microelectronics, quantum information technologies, and artificial intelligence systems.  Subsequent to the effectiveness of the Outbound Investment Rule, on February 20, 2025, President Trump issued the America First Trade Policy Memorandum, which proposes possible expansion of the set of technologies of concern and a review of exceptions to the Rule, possibly including changes to the existing exception for publicly trades securities.  These rules, including any changes to them that may be adopted, may limit our ability to engage in certain kinds of business operations; they may also limit our ability to raise capital from U.S. and other sources if we engage in the development of technologies specified in these rules.  Continuing changes in both U.S. and non-U.S. jurisdictions to foreign investment laws and rules could adversely affect our strategic initiatives, financial performance, and growth prospects.

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

Past and future acquisitions, strategic investments, partnerships or alliances, including our recent Merger, could be difficult to integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value and adversely affect our business and results of operations. If we identify an appropriate acquisition candidate, we may not be successful in negotiating the terms and/or financing of the acquisition, and our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or client issues. Any acquisition or investment may require us to use significant amounts of cash, issue potentially dilutive equity securities or incur debt. Although potential synergy may be achieved by acquisitions of related technologies and businesses, no assurance can be given as to the Company’s ability to successfully integrate any operations, personnel, services or products that have been acquired or might be acquired in the future. Failure to successfully assimilate acquired technologies or businesses could have a material adverse effect on our business, financial condition and operating results. In addition, acquisitions involve numerous risks, any of which could harm our business, including:

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

If we raise additional funds through future issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. In addition, the incurrence of indebtedness may also result in increased fixed obligations and could result in operating and financial covenants that might restrict our operations. For example, some of our credit agreements include financial covenants, and any debt financing that we secure in the future could involve additional restrictive covenants relating to our capital raising activities and other financial and operational matters, including the ability to pay dividends. These restrictions may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Our ability to obtain additional financing is subject to a number of uncertainties, including those relating to:

●	our future business development, financial condition and results of operations;
●	general market conditions for financing activities by companies in our industry;
●	macro-economic and other conditions in the jurisdictions where we operate and the U.S..

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. However, we cannot assure you that in the future our management will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, our internal controls over financial reporting will not prevent or detect all errors or fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of the ADSs, and harm our reputation. Furthermore, we have incurred and expected to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Increases in labor costs in the Hong Kong, Singapore and Dubai may adversely affect our business and results of operations. In addition, we pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. This risk may be exacerbated by the uncertainties associated with the implementation of cost-saving initiatives. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our products and services, our financial condition and results of operations may be adversely affected.

We do not have any business insurance coverage.

Currently, we have limited insurance coverage for our business operations. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our business and results of operations. In addition, we are growing rapidly and our insurance coverage may not be sufficient to protect us from any loss now or in the future and we may not be able to successfully claim our losses under our current insurance policies on a timely basis, or at all.

Risks Related to Cryptocurrencies and Digital Assets

The continuing development and acceptance of digital assets and distributed ledger technology are subject to a variety of risks.

Cryptocurrencies, such as Bitcoin, and the other types of digital assets in which we invest and trade involve a new and rapidly evolving industry of which blockchain technology is a prominent, but not unique, part. The growth of the digital asset industry in general, and distributed ledger technology that supports digital assets, is subject to a high degree of uncertainty. The factors affecting the further development of the digital asset industry, as well as distributed ledger technology, include:

●	continued worldwide growth in the adoption and use of digital assets;
●	the limited operating histories of many cryptocurrency networks, which have not been validated in production and are still in the process of developing and making significant decisions that will affect the design, supply, issuance, functionality, and governance of their respective digital assets and underlying blockchain networks;
●	government and quasi-government regulation of digital assets and their use, or restrictions on or regulation of access to and operation of applicable distributed ledger technology or systems that facilitate their issuance and secondary trading;
●	the taxation, and tax-related reporting, of transactions involving digital assets by the United States and other jurisdictions;
●	the maintenance and development of the open-source software protocols of certain blockchain networks used to support digital assets;
●	advancements in technology, including computing power, that may adversely affect the respective cryptocurrency networks, render existing distributed ledger technology obsolete, inefficient, or fail to remediate or introduce new bugs and security risks;
●	the use of the networks supporting digital assets for developing smart contracts and distributed applications;
●	development of new technologies for mining and staking and the rewards and transaction fees for miners or validators on digital asset networks;
●	changes in consumer demographics and public tastes and preferences;
●	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies; and
●	general economic conditions and the regulatory environment relating to digital assets.

Many digital asset networks, including Bitcoin and Ethereum, operate on open-source protocols maintained by groups of core developers. The open-source structure of these network protocols means that certain core developers and other contributors may not be compensated, either directly or indirectly, for their contributions in maintaining and developing the network protocol. A failure to properly monitor and upgrade network protocol could damage digital asset networks. As these network protocols are not sold and their use does not generate revenues for development teams, core developers may not be directly compensated for maintaining and updating the network protocols. Consequently, developers may lack a financial incentive to maintain or develop the network, and the core developers may lack the resources to adequately address emerging issues with the networks. There can be no guarantee that developer support will continue or be sufficient in the future. To the extent that material issues arise with certain digital asset network protocols and the core developers and open-source contributors are unable or unwilling to address the issues adequately or in a timely manner, such digital asset networks, and any corresponding digital assets held may be adversely affected.

Digital assets represent a new and rapidly evolving industry, and our business operations and financial performance have in the past been, and may in the future be impacted by the acceptance of Bitcoin and other digital assets.

Digital assets built on blockchain technology were only introduced in 2008 and remain in the early stages of development. The Bitcoin network was first launched in 2009 and Bitcoins were the first cryptographic digital assets created to gain global adoption and critical mass. Cryptographic and algorithmic protocols governing the issuance of digital assets represent a new and rapidly evolving industry that is subject to a variety of factors that are difficult to evaluate. Because our results of operations may be closely correlated with the acceptance and perception of Bitcoin and/or other digital assets, the realization of one or more of the following risks could materially adversely affect our business operations and financial performance:

●	Bitcoins have only recently become selectively accepted as a means of payment by some retail and commercial outlets, and use of Bitcoins by consumers to pay such retail and commercial outlets remains limited. Banks and other established financial institutions may refuse to process funds for Bitcoin transactions; process wire transfers to or from digital asset trading platforms, Bitcoin-related companies or service providers; or maintain accounts for persons or entities transacting in Bitcoin. As a result, the prices of Bitcoins are to some extent still significantly impacted by speculators and miners, thus contributing to price volatility that makes retailers less likely to accept them as a form of payment in the future.
●	Banks may not provide banking services, or may cut off banking services, to businesses that provide digital asset-related services or that accept digital assets as payment, which could dampen liquidity in the market and damage the public perception of digital assets generally or any one digital asset in particular, such as Bitcoin, and their or its utility as a payment system, which could decrease the price of digital assets generally or individually.
●	Certain privacy-preserving features have been or are expected to be introduced to some digital asset networks and digital asset trading platforms or businesses that facilitate transactions in digital assets, including Bitcoin may be at an increased risk of having banking services cut off if there is a concern that these features interfere with the performance of anti-money laundering duties and economic sanctions checks.
●	Users, developers and miners may otherwise switch to or adopt certain digital assets at the expense of their engagement with other digital asset networks, which may negatively impact those networks, including the Bitcoin network.
●	In August 2017, the Bitcoin network underwent a hard fork that resulted in the creation of a new digital asset network called Bitcoin Cash. This hard fork was contentious, and as a result some users of the Bitcoin Cash network may harbor ill will toward the Bitcoin network. Any future hard fork could be similarly contentious and some users may attempt to negatively impact the use or adoption of the Bitcoin network or other digital asset networks, as may those involved in contentious hard forks of other digital assets.

Digital assets are a new asset class and represent a technological innovation and they are subject to a high degree of uncertainty. The adoption of digital assets will require growth in usage and in the blockchain technology generally for various applications. Adoption of digital assets will also require greater regulatory clarity. A lack of expansion in use of digital assets and blockchain technologies would adversely affect our financial performance. In addition, there is no assurance that digital assets generally will maintain their value over the long term. The value of digital assets is subject to risks related to our use. If growth in the use of digital assets generally occurs in the near or medium term, there is no assurance that such use will continue to grow over the long term. A contraction in use of digital assets may result in increased volatility or a reduction in digital asset prices, which would materially and adversely affect our business, operating results, and financial condition.

The prices of digital assets are extraordinarily volatile.

Values of digital assets have historically been highly volatile. The value of cryptocurrencies is based in part on market adoption and future expectations, which may or may not be realized. Fluctuations in the price of various cryptocurrencies may cause uncertainty in the market and could negatively impact trading volumes of cryptocurrencies, which would adversely affect the success of our business, financial condition and results of operations. A significant portion of demand for digital assets is generated by speculators and investors seeking to profit from the short- or long-term holding of these assets. Speculation regarding future appreciation in the value of a digital asset may inflate and make more volatile the price of that digital asset.

Several factors may affect the price of digital assets, particularly cryptocurrencies, including, but not limited to:

●	Global cryptocurrency supply and demand, which can be influenced by the growth or decline of retail merchants’ and commercial businesses’ acceptance of cryptocurrencies as payment for goods and services, the security of online digital asset trading platforms and digital wallets that hold cryptocurrencies, the perception that the use and holding of digital currencies is safe and secure and regulatory restrictions on their use.
●	The development and launch timeline of new digital asset networks, and forthcoming upgrades like proto-danksharding designed to improve network scalability.
●	Changes in the software, software requirements or hardware requirements underlying a blockchain network, such as a fork. Forks in the future are likely to occur and there is no assurance that such a fork would not result in a sustained decline in the market price of cryptocurrencies.
●	Changes in the rights, obligations, incentives or rewards for the various participants in a blockchain network. For digital assets that rely on miners or validators, sophisticated miner groups may become unduly influential over time if system or bandwidth requirements become too high. Where a single personality or entity exerts an outsize influence, an adverse event impacting that individual or entity, such as an insolvency proceeding, could result in a reduction in the price of a digital asset.
●	Concentration of ownership in certain digital assets by an individual or small group of holders or those within one or a small number of jurisdictions. Large sales or distributions by such holders could have an adverse effect on the market price of such digital assets.
●	The maintenance and development of the software protocol of cryptocurrencies.
●	Digital asset trading platforms’ deposit and withdrawal policies and practices, liquidity on such trading platforms and interruptions in service from or failures of such trading platforms.
●	Regulatory measures, if any, that affect the use and value of digital assets.
●	The taxation, and tax-related reporting, of transactions involving digital assets by the United States and other jurisdictions.
●	Competition for and among various cryptocurrencies that exist and market preferences and expectations with respect to adoption of individual currencies.

●	Actual or perceived manipulation of the markets for cryptocurrencies.
●	Actual or perceived threats that cryptocurrencies and related activities such as mining have adverse effects on the environment or are tied to illegal activities, or on the other hand, the correlation of the price of certain digital assets to the price of Bitcoin in particular.
●	Social media posts and other public communications by high-profile individuals relating to specific cryptocurrencies, or listing or other business decisions by cryptocurrency companies relating to specific cryptocurrencies.
●	Investors’ expectations with respect to the rate of inflation, in the economy, monetary policies of governments, trade restrictions and currency devaluations and revaluations.
●	Investors’ overall confidence in the digital asset ecosystem and the safety and reliability of digital asset trading platforms.
●	Activities of stablecoin issuers, the ability of stablecoin issuers to substitute underlying assets to back the stablecoins or the decline in value of those underlying assets and future actions relating to the regulatory or accounting treatment of stablecoins.

Additionally, some purportedly decentralized digital assets may be more centralized than widely believed, or may become more centralized over time, increasing the risk that an adverse event impacting an individual personality or entity could result in a reduction in the price of digital assets. While digital assets networks are typically decentralized and do not need to rely on any single government or institution to create, transmit and determine value, in reality a single personality or entity may have the ability to exert centralized authority over a network.

There are also volatility risks related to stablecoins, which are designed to have a relatively stable price that aligns with the price of an underlying physical asset, most commonly a fiat currency, such as U.S. dollars, or an exchange-traded commodity. The stability of a stablecoin results from the underlying assets backing the stablecoin that are held by the stablecoin’s issuer in segregated or omnibus accounts, among other factors such as the ability of a holder to redeem the stablecoin from its issuer for the underlying asset. The issuers of certain stablecoins currently retain broad discretion to determine the composition and amounts of assets held in the issuers’ accounts backing those stablecoins, and to substitute assets other than the fiat currency that is initially deposited. The composition of backing assets varies considerably across popular stablecoins, with some stablecoins backed entirely by off-chain assets including cash or short-term, highly liquid assets, and others backed by assets significantly less liquid than cash or cash equivalents. For example, Circle, which issues USDC, reports that it holds cash and short-term cash equivalents to back its USDC stablecoins. Meanwhile, Tether, which issues USDT, publishes a report on a quarterly basis which includes a breakdown of the consolidated total assets comprising its reserves backing USDT as of a given reporting date, and according to such reports, its reserves have included commercial paper and certificates of deposit, cash and bank deposits, reverse repo notes, money market funds, treasury bills, secured loans, corporate bonds, funds and precious metals, and other investments (including digital tokens), and Tether reserves the right to redeem USDT by making in-kind redemptions of any assets held in its reserves. As a result of the discretion afforded to certain stablecoin issuers to determine the composition and amounts of assets held in the issuers’ accounts backing those stablecoins, there is a risk that an issuer may be unable to liquidate enough backing assets if it were to face mass redemptions of its stablecoin, which could cause the price of the stablecoin to deviate from the price of the underlying fiat currency or other asset with which the stablecoin is designed to align in price. In extreme cases, such as a request to immediately redeem all or substantially all of a particular stablecoin in circulation, even stablecoins backed by reserves comprised primarily of cash and cash equivalents may be subject to instability or an inability of the stablecoin issuer to meet all redemption requests, as the market for short-dated U.S. government obligations might not be sufficiently price stable. Market participants have increasingly shown concern about the actual underlying liquidity and reserves for dollar stablecoins, such as USDT and USDC. For example, according to reports, Circle had more than US$3 billion of its USDC reserve funds temporarily locked in Silicon Valley Bank when such bank was placed into FDIC receivership in March 2023. Although these funds were ultimately made available, concerns related to Circle’s access to these funds caused USDC to temporarily fall below its US$1.00 peg, and the total market capitalization of USDC decreased following this temporary depegging. If a stablecoin issuer were to fail to honor its redemption obligations, this could undermine public confidence in stablecoins and in digital assets more broadly, which could have a widespread impact on the cryptoeconomy, causing the prices of other stablecoins and digital assets to become more volatile.

Because stablecoins purport to be backed by underlying reserve assets, a fundamental issue in the event of the bankruptcy or insolvency of the issuer of a given stablecoin is which party possesses beneficial ownership of the underlying reserve assets: the holder of the stablecoin, or the issuer. If a particular stablecoin were structured in a manner that entitles its holder only to a contractual right to payment from the issuer (even if such payments are to be derived from the underlying assets), then the assets underlying the stablecoins may be considered to be the property of the issuer’s bankruptcy estate, such that all of the issuer’s creditors would be entitled to their pro rata share of such assets, with the stablecoin holder being treated as an unsecured creditor of the issuer. In such an event, if the issuer were to have insufficient funds or assets to satisfy the claims of its creditors, then the holder of a stablecoin would likely receive only a partial recovery, and not the full purported value of its stablecoin holdings. Conversely, if a particular stablecoin were structured in a manner that entitles its holder to absolute beneficial ownership of the underlying reserve assets, whereby the issuer holds bare legal title to the underlying assets but has no beneficial interest or property rights in such assets, then the holders would likely have a stronger claim on the underlying assets in the event of a bankruptcy or insolvency of the issuer. However, due to the novelty of stablecoins, courts have not yet considered the treatment of underlying reserve assets in the context of a bankruptcy or insolvency of a stablecoin issuer, and there can be no certainty as to a court’s determination in such circumstances.

Some digital assets may be more difficult to value than other investments because such assets may not have a liquid or transparent trading market. For example, some digital asset trading platforms have created their own digital assets and used them in opaque and potentially fraudulent manners to facilitate transactions and trading relationships. In certain circumstances, such digital assets are thinly traded, making it difficult to ascertain the true value of such assets. We may not be able to sell a digital asset promptly or at a reasonable time or price. Although there may be an institutional market for certain digital assets, it is not possible to predict exactly how the market for such assets will develop or whether they will continue to exist. A digital asset that was liquid at the time of purchase may subsequently become illiquid, and its value may decline as a result. In addition, transaction costs are generally higher for digital assets.

There is no assurance that cryptocurrencies will maintain their long-term value in terms of purchasing power in the future, or that acceptance of cryptocurrency payments by mainstream retail merchants and commercial businesses will continue to grow. Only a limited number of cryptocurrencies, including Bitcoin, have become sometimes accepted as a means of payment for some goods and services, and use of cryptocurrencies by consumers to pay at retail and commercial outlets remains very limited. In part, this is because cryptocurrencies face significant scaling obstacles that can lead to high fees or slow transaction settlement times and attempts to increase the volume of transactions may not be effective. A lack of expansion by cryptocurrencies into retail and commercial markets, or a contraction of such limited use as has developed to date, may result in increased volatility or a reduction in the value of that cryptocurrency or cryptocurrencies generally, which has in the past, and could materially and adversely affect our business, operating results, and financial condition.

Due to a lack of familiarity and some negative publicity associated with digital asset-related companies, existing and potential clients, counterparties and regulators may lose confidence in digital asset management companies.

Since the inception of the cryptoeconomy, numerous digital asset-related companies have been sued, investigated, or shut down due to fraud, manipulative practices, business failure, and security breaches. In many of these instances, clients of these companies were not compensated or made whole for their losses. For example, in February 2021, Bitfinex settled a long-running legal dispute with the State of New York related to Bitfinex’s alleged misuse of over US$800 million of client assets and, in October 2023, hackers were reported to have stolen US$570 million from the BNB Smart Chain, a blockchain linked with Binance, one of the world’s largest digital asset trading platforms. Further, in 2022 and 2023, each of Celsius Networks, Voyager Digital, Three Arrows Capital, FTX and Genesis declared bankruptcy. In particular, in November 2022, FTX—which was at the time one of the world’s largest and most popular digital asset trading platforms—became insolvent, and it was revealed that the platform had been misusing client assets, resulting in a loss of confidence in participants of the cryptoeconomy and negative publicity surrounding digital assets more broadly.

Further, in June 2023, the SEC initiated lawsuits against Coinbase and Binance alleging, among other things, that such firms were operating as unregistered securities exchanges in the United States, and identifying a number of digital assets that the SEC alleges to be unregistered securities. In addition, in November 2023, the SEC filed a complaint against Kraken and brought similar charges, including an allegation that Kraken operated as an unregistered securities exchange, brokerage and clearing agency. In November 2023, Binance pleaded guilty to the U.S. Justice Department’s investigations into violations relating to the BSA, failure to register as a money transmitting business and the International Emergency Economic Powers Act, and the founder of Binance pleaded guilty to failing to maintain an effective AML program in violation of the BSA. As part of the settlement, Binance separately reached resolutions with the CFTC, FinCEN and OFAC; however, its case against the SEC’s allegations remains ongoing, and Coinbase and Kraken have also denied the SEC’s allegations. The outcome of these lawsuits, their effect on the broader cryptoeconomy and the reputational impact on industry participants, remain uncertain.

In addition, there have been reports that a significant amount of trading volume on digital asset trading platforms is fabricated and false in nature, with a specific focus on unregulated platforms located outside the United States. Such reports may indicate that the market for digital asset trading platform activities is significantly smaller than otherwise understood.

Negative perception, a lack of stability and standardized regulation in the cryptoeconomy, and the closure or temporary shutdown of digital asset trading platforms due to fraud, business failure, hackers or malware, or government mandated regulation, and associated losses suffered by clients may reduce confidence in the cryptoeconomy and result in greater volatility of the prices of assets, including significant depreciation in value. Any of these events could have an adverse impact on our reputation, business, operating results, and financial condition.

Many digital asset transactions are irrevocable and stolen or incorrectly transferred digital assets may be irretrievable. As a result, any incorrectly executed digital asset transactions could adversely affect our business operations and financial performance.

Digital asset transactions are typically not reversible without the consent and active participation of the recipient of the transaction. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer or theft of a digital asset generally will not be reversible and we may not be capable of seeking compensation for any such transfer or theft. Although transfers of digital assets that we hold and/or that are custodied on behalf of our clients will regularly be made to or from our custody accounts, it is possible that, through computer or human error, or through theft or criminal action, such digital assets could be transferred from our custody accounts in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts.

Such events have occurred in connection with digital assets in the past. For example, in September 2014, the digital asset trading platform Huobi announced that it had sent approximately 900 Bitcoins and 8,000 Litecoins (worth approximately US$400,000 at the prevailing market prices at the time) to the wrong clients.

To the extent that we are unable to seek a corrective transaction with such third party or are incapable of identifying the third party which has received such digital assets through error or theft, we will be unable to revert or otherwise recover incorrectly transferred digital assets. We will also be unable to convert or recover the digital assets transferred to uncontrolled accounts. To the extent that we are unable to seek redress for such error or theft, such loss could have a material adverse effect on our reputation, business, operating results, and financial condition.

Political or economic crises may motivate large-scale sales of digital assets, which would result in a reduction in values and materially and adversely affect us.

Cryptocurrencies, as an alternative to fiat currencies that are backed by central governments, are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. For example, political or economic crises could motivate large-scale acquisitions or sales of digital assets either globally, regionally or locally. Large-scale sales of certain digital assets would result in a reduction in their value and could materially and adversely affect our business, operating results, and financial condition.

The value of cryptocurrencies and other digital assets may be subject to momentum pricing risk.

Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency and other digital asset market prices are determined primarily using data from various digital asset trading platforms, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies and other digital assets, inflating and making their market prices more volatile, and such effects may be material and adverse. As a result, cryptocurrencies and other digital assets may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely and materially affect the value of our cryptocurrency and other digital asset inventory.

Blockchain networks, digital assets and the digital asset trading platforms on which these assets are traded are dependent on internet and other blockchain infrastructure and susceptible to system failures, security risks and rapid technological change.

The success of cryptocurrency-based blockchain and other digital asset platforms will depend on the continued development of a stable public infrastructure, with the necessary speed, data capacity and security, and the timely development of complementary products such as high-speed modems for providing reliable internet access and services. Digital assets have experienced, and are expected to continue to experience, significant growth in the number of users and amount of content. Blockchains will continue to be increasingly interconnected with other blockchains and real-world applications. As services and applications continue to be built on top of blockchains, they will place increased reliance on third-party infrastructure providers, including in connection with cross-chain bridges and messaging, liquidity providers, wallets, data feeds and oracles. Reliance on any of these third-parties introduces additional risks and points of failure. There is no assurance that the relevant digital asset infrastructure will continue to be able to support the demands placed on it by this continued growth or that the performance or reliability of the technology will not be adversely affected by this continued growth. There is also no assurance that the infrastructure or complementary products or services necessary to make digital assets a viable product for their intended use will be developed in a timely manner, or that such development will not result in the requirement of incurring substantial costs to adapt to changing technologies. The failure of these technologies or platforms or their development could materially and adversely affect our investment and trading strategies, the value of our assets and the value of any investment in us. Any number of technical changes, software upgrades, soft or hard forks, cybersecurity incidents or other changes to the underlying blockchain network may occur from time to time, causing incompatibility, technical issues, disruptions or security weaknesses to our systems. If we are unable to identify, troubleshoot and resolve any such issues successfully, we may no longer be able to support such cryptocurrency, our clients’ assets may be frozen or lost, the security of our hot or cold wallets may be compromised and our systems and technical infrastructure may be affected, all of which could adversely impact the success of our business, financial condition and results of operations. Cryptocurrencies are created, issued, transmitted, and stored according to protocols run by computers in the cryptocurrency network. It is possible these protocols have undiscovered flaws or could be subject to network scale attacks which could result in losses to us. Advancements in quantum computing could break the cryptographic rules of protocols which support certain of our assets.

From time to time, we may encounter technical issues in connection with the integration of supported digital assets and changes or upgrades to the underlying digital asset networks of supported cryptocurrencies or protocols, and more broadly, such changes or upgrades may be delayed or unsuccessful, any of which could materially and adversely affect our investments and trading strategies, financial condition and results of operations.

In order to support any digital asset, a variety of front and back-end technical and development work is required to be implemented in our wallet, custody, trading, and other solutions for our clients, and to integrate such supported digital asset with our existing technical infrastructure. For certain digital assets, a significant amount of development work is required and there is no guarantee that we will be able to support successfully any existing or future digital asset. In addition, such integration may introduce software errors or weaknesses into our products and existing infrastructure. Even if such integration is initially successful, any number of technical changes, software upgrades, soft or hard forks, cybersecurity incidents, or other changes to the underlying blockchain network may occur from time to time, causing incompatibility, technical issues, disruptions, or security weaknesses to our products and existing infrastructure. If we are unable to identify, troubleshoot and resolve any such issues successfully, we may no longer be able to support such digital asset, our clients’ assets may be frozen or lost, the security of our hot, warm, or cold wallets may be compromised, and our technical infrastructure may be affected, all of which could adversely impact our business.

Rising adoption of blockchain networks leads to network congestion, as space on decentralized ledgers is inherently scarce. From a design standpoint, striking a balance between security, decentralization, and scalability (or transactional throughput) is subject of great debate among innovators and has led to the creation of a variety of networks that make different trade-offs to achieve different outcomes. If network congestion rises to the point where transaction fees make it prohibitively expensive for average users to operate on the network, those users may stop using the network, and application developers may seek to build on other networks where users can afford to transact.

Any number of anticipated or unforeseen technical changes or software upgrades, soft or hard forks, cybersecurity incidents or other changes to the underlying blockchain network may cause incompatibility, technical issues, disruptions or security weaknesses to our systems. If we or our third-party providers are unable to identify, troubleshoot and resolve any such issues successfully, we may no longer be able to support such cryptocurrency, our clients’ assets may be frozen or lost, and our technical infrastructure may be affected, all of which could adversely impact the success of our business, financial condition and results of operations.

Changes in the governance of a digital asset network may not receive sufficient support from users and miners, which may negatively affect that digital asset network’s ability to grow and respond to challenges.

The governance of decentralized networks, such as the Bitcoin and Ethereum networks, is by voluntary consensus and open competition. As a result, there may be a lack of consensus or clarity on the governance of any particular decentralized digital asset network, which may stymie such network’s utility and ability to grow and face challenges. The foregoing notwithstanding, the protocols for some decentralized networks, such as the Bitcoin network, are informally managed by a group of core developers that propose amendments to the relevant network’s source code. Core developers’ roles evolve over time, largely based on self-determined participation. If a significant majority of users and miners adopt amendments to a decentralized network based on the proposals of such core developers, such network will be subject to new protocols that may adversely affect the value of the relevant digital asset. As a result of the foregoing, it may be difficult to find solutions or marshal sufficient effort to overcome any future problems, especially long-term problems, on digital asset networks.

A temporary or permanent “fork” could adversely affect our business operations and financial conditions.

Many public blockchain networks, including the Bitcoin network, operate using open-source protocols, meaning that any user can download the software, modify it and then propose that the users and miners of Bitcoin, for example, adopt the modification. The development team for a network might propose and implement amendments to a network’s source code through software upgrades altering the original protocol, including fundamental ideas such as the irreversibility of transactions and limitations on the validation of blockchain software distributed ledgers. Such changes to original protocols and software could materially and adversely affect our business, operating results, and financial condition.

When a modification is introduced and a substantial majority of users and miners consent to the modification, the change is implemented and the network remains uninterrupted. However, if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “hard fork” of the Bitcoin network, with one group running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two versions of Bitcoin running in parallel, yet lacking interchangeability. Both Bitcoin and Ethereum networks have experienced “forks” in recent years. A fork can lead to a disruption of networks and its information technology systems, which can further lead to temporary or even permanent loss of client assets. For example, in August 2017, Bitcoin “forked” into Bitcoin and a new digital asset, Bitcoin Cash, as a result of a several-year dispute over how to increase the rate of transactions that the Bitcoin network can process.

Forks may also occur as a network community’s response to a significant security breach. For example, in June 2016, an anonymous hacker exploited a smart contract running on the Ethereum network to syphon approximately US$60 million of ETH held by the DAO, a distributed autonomous organization, into a segregated account. In response to the hack, most participants in the Ethereum community elected to adopt a “fork” that effectively reversed the hack. However, a minority of users continued to develop the original blockchain, now referred to as “Ethereum Classic” with the digital asset on that blockchain now referred to as Ether Classic, or ETC. ETC now trades on several digital asset trading platforms.

A fork may also occur as a result of an unintentional or unanticipated software flaw in the various versions of otherwise compatible software that users run. Such a fork could lead to users and miners abandoning the digital asset with the flawed software. It is possible, however, that a substantial number of users and miners could adopt an incompatible version of the digital asset while resisting community-led efforts to merge the two chains. This could result in a permanent fork, as in the case of Ether and Ether Classic.

In addition, many developers have previously initiated hard forks in the Bitcoin blockchain to launch new digital assets, such as Bitcoin Cash, Bitcoin Gold, Bitcoin Silver and Bitcoin Diamond. Later, the Bitcoin Cash blockchain was again forked to launch a new digital asset, Bitcoin Satoshi’s Vision. To the extent such digital assets compete with a digital asset held by us or our clients, such competition could impact demand for such digital asset and could adversely impact our business operations and financial condition. Furthermore, a hard fork can lead to new security concerns. For example, when the Ethereum and Ethereum Classic networks split in July 2016, replay attacks, in which transactions from one network were rebroadcast to nefarious effect on the other network, plagued Ethereum trading platforms through at least October 2016. An Ethereum trading platform announced in July 2016 that it had lost 40,000 Ether Classic, worth about US$100,000 at that time, as a result of replay attacks. Another possible result of a hard fork is an inherent decrease in the level of security due to significant amounts of mining power remaining on one network or migrating instead to the new forked network. After a hard fork, it may become easier for an individual miner or mining pool’s hashing power to exceed 50% of the processing power of the digital asset network that retained or attracted less mining power, thereby making digital assets that rely on proof-of-work more susceptible to attack.

A hard fork may adversely affect the price of the digital asset at the time of announcement or adoption. For example, the announcement of a hard fork could lead to increased demand for the pre-fork digital asset, in anticipation that ownership of the pre-fork digital asset would entitle holders to a new digital asset following the fork. The increased demand for the pre-fork digital asset may cause the price of the digital asset to rise. After the hard fork, it is possible the aggregate price of the two versions of the digital asset running in parallel would be less than the price of the digital asset immediately prior to the fork.

The Ethereum network is in the process of implementing software upgrades and other changes to its protocol. For example, in September 2022, the Ethereum network activated the long-awaited “Merge” upgrade. The Merge effectively swapped Ethereum’s consensus mechanism away from proof-of-work to proof-of-stake. A digital asset network’s consensus mechanism is a material aspect of its source code, and any failure to properly implement such a change could have a material adverse effect on the value of digital assets that rely on the Ethereum network, including some of which we or our clients hold. Although the Merge appears to be successful thus far, it is possible that the Merge introduced a currently undiscovered error or vulnerability. It is expected that further developments and forks for the Ethereum network are forthcoming.

Any future forks could adversely affect our business operations and financial conditions.

If a malicious actor or botnet obtains control of more than 50% of the processing power on a digital asset network, or otherwise obtains control over a digital asset network through its influence over core developers or otherwise, such actor or botnet could manipulate the blockchain of such digital asset to adversely affect its ability to operate.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of hash rate on a proof-of-work system, or otherwise controls a sizeable portion of supply in a proof-of-stake system, it can maliciously disrupt the blockchain, either by halting functionality, censoring transactions, or even double-spending coins. If such an actor or botnet obtains a majority of the processing power dedicated to mining on a particular digital asset network, it may be able to alter the relevant blockchain on which transactions in that digital asset rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could also control, exclude or modify the ordering of transactions. Although the malicious actor or botnet would not be able to generate new tokens or transactions using such control, it could “double-spend” its own tokens (i.e., spend the same tokens in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. To the extent that such malicious actor or botnet did not yield its control of the processing power on the relevant digital asset network or the digital asset community did not reject the fraudulent blocks as malicious, reversing any changes made to the relevant blockchain may not be possible. Further, a malicious actor or botnet could create a flood of transactions in order to slow down the relevant digital asset network.

For example, in August 2020, the Ethereum Classic Network was the target of two double-spend attacks by an unknown actor or actors that gained more than 50% of the processing power of the Ethereum Classic Network. The attack resulted in reorganizations of the Ethereum Classic Blockchain that allowed the attacker or attackers to reverse previously recorded transactions in excess of over US$5.0 million and US$1.0 million.

Further, a malicious actor or botnet could create a flood of transactions in order to slow down the relevant digital asset network. For example, on June 2, 2018, the Horizen network was the target of a double-spend attack by an unknown actor that gained more than 50% of the processing power of the Horizen network. The attack was the result of delayed submission of blocks to the Horizen network. The core developers of Zen have since begun to implement mitigation procedures to significantly increase the difficulty of attacks of this nature by introducing a penalty for delayed block submissions.

The crossing of the 50% threshold indicates a greater risk that a single mining pool or small group of mining pools could exert authority over the validation of digital asset transactions, and this risk is heightened if over 50% of the processing power on the network falls within the jurisdiction of a single governmental authority. To the extent that such events occur on the network of a digital asset that we or our clients hold, if the network participants, including any core developers and administrators of mining pools, do not ensure greater decentralization of mining processing power of such network, the feasibility of a malicious actor obtaining control of the processing power on such network will increase, which may adversely affect our business.

A malicious actor may also obtain control over the Bitcoin network through its influence over core developers by gaining direct control over a core developer or an otherwise influential programmer. To the extent that the Bitcoin ecosystem does not grow, the possibility that a malicious actor may be able to obtain control of the processing power on the Bitcoin network in this manner will remain heightened.

Any of the above events could materially and adversely affect our business, operating results, and financial condition.

The theft, loss, hacking, or destruction of private keys required to access any digital assets held in custody for our own account or for our clients may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to our ability to access any digital assets, it could cause regulatory scrutiny, reputational harm, and other losses.

Digital assets are generally controllable only by the possessor of the unique private key relating to the digital wallet in which the digital assets are held. While blockchain protocols typically require public addresses to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the digital assets held in such a wallet. To the extent that any of the private keys relating to our wallets containing digital assets held for our own account or for our clients is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, we will be unable to access the digital assets held in the related wallet. Further, we cannot provide assurance that our wallets will not be hacked or compromised. Digital assets and blockchain technologies have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. For example, in February 2025, cryptocurrency exchange Bybit suffered the largest crypto heist in history, losing $1.5 billion in Ethereum (ETH) from a cold wallet. Any loss of private keys relating to, or hack or other compromise of, digital wallets used to store our clients’ digital assets could adversely affect our clients’ ability to access or sell their digital assets, require us to reimburse our clients for their losses, and subject us to significant financial losses in addition to losing clients’ trust in us and our products. As such, any loss of private keys due to a hack, a misconduct or error of employee or third-party service provider, or other compromise by third parties could hurt our brand and reputation, result in significant losses, and adversely impact our business. The total value of digital assets in our possession and control is significantly greater than the total value of insurance coverage that would compensate us in the event of theft or other loss of funds, which could cause our business, operating results, and financial condition to be adversely impacted in the event of such uninsured loss.

Adverse developments affecting financial institutions could adversely affect our industry and business.

Adverse developments that affect financial institutions, such as events involving liquidity that are rumored or actual, have in the past and may in the future lead to bank failures and market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation, which appointed the FDIC as receiver. Similarly, on March 12, 2023, the New York Department of Financial Services took possession of Signature Bank and appointed the FDIC as receiver of the bank. The U.S. Department of the Treasury, the Federal Reserve and the FDIC released a statement that indicated the FDIC would complete its resolution of Silicon Valley Bank and Signature in a manner that fully protects all depositors. The U.S. Department of Treasury, FDIC and Federal Reserve Board also announced a program to provide up to US$25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for client withdrawals or other liquidity needs of financial institutions. We have diverse banking relationships with most of our deposits at large, systemically important financial institutions. To the extent that we have deposited funds with banking institutions that fail and are not otherwise protected, we would lose the amount of our deposits over the then current FDIC insurance limit. The loss of our deposits could reduce the amount of cash we have available to operate our business and have an adverse impact on our business, financial condition and results of operations.

We offer DeFi products to our clients and our clients may suffer losses if the DeFi protocols, or our activities thereon, do not function as expected.

We offer DeFi products to our clients. DeFi protocols achieve their purposes through self-executing smart contracts. Some of these DeFi protocols allow users to, for example, transfer digital assets to a pool from which other users can borrow without requiring an intermediate party to facilitate these transactions. Digital assets transferred to a pool generally earn interest to the lender, based on the rates at which borrowers repay the loan, and can generally be withdrawn with no restrictions. However, these DeFi protocols pose heightened regulatory concerns and are subject to various risks, including the risk that the underlying smart contract is insecure, the risk that borrowers may default and the lender will not be able to recover its digital assets, the risk that any underlying collateral may experience significant volatility, and the risk that certain core developers with protocol administration rights can make unauthorized or harmful changes to the underlying smart contract. If any of these risks materialize, our clients’ digital assets in these DeFi protocols may be adversely impacted, and our reputation, business operations and financial condition may be adversely affected.

We currently offer products involving, and expect to continue to support, certain smart contract-based digital assets. If the underlying smart contracts for these digital assets do not operate as expected, they could lose value and our businesses could be adversely affected.

We currently offer products involving, and expect to continue to support, various digital assets that represent units of value on smart contracts deployed on a third party blockchain. Smart contracts are programs that store and transfer value and execute automatically when certain conditions are met. Since smart contracts typically cannot be stopped or reversed, vulnerabilities in their programming and design can have damaging, and even permanent, ramifications. For instance, in April 2018, a batch overflow bug was found in many Ethereum-based ERC20-compatible smart contract tokens that allowed hackers to create a large number of smart contract tokens, causing multiple digital asset platforms worldwide to shut down ERC20-compatible token trading. Similarly, in March 2020, a design flaw in the MakerDAO smart contract caused forced liquidations of digital assets at significantly discounted prices, resulting in millions of dollars of losses to users who had deposited digital assets into the smart contract. If any such vulnerabilities or flaws come to fruition, smart contract-based digital assets may suffer negative publicity, be exposed to security vulnerabilities, decline significantly in value, and lose liquidity over a short period of time. As smart contract-based digital assets continue to develop and evolve, we may be subject to unintended or unforeseen regulatory risks and regulatory actions, which may be inconsistently applied across jurisdictions.

In some cases, smart contracts can be controlled by one or more “admin keys” or users with special privileges, or “super users.” These users have the ability to unilaterally make changes to the smart contract, enable or disable features on the smart contract, change how the smart contract receives external inputs and data, and make other changes to the smart contract. For smart contracts that hold a pool of assets, these users may also be able to extract funds from the pool, liquidate assets held in the pool, or take other actions that decrease the value of the assets held by the smart contract in reserves. Even for digital assets that have adopted a decentralized governance mechanism, such as smart contracts that are governed by the holders of a governance token, such governance tokens can be concentrated in the hands of a small group of core community members, who would be able to make similar changes unilaterally to the smart contract. If any such super user or group of core members unilaterally makes adverse changes to a smart contract, the design, functionality, features and value of the smart contract, its related digital assets may be harmed. In addition, assets held by the smart contract in reserves may be stolen, misused, burnt, locked up or otherwise become unusable and irrecoverable. These super users can also become targets of hackers and malicious attackers. If an attacker is able to access or obtain the super user privileges of a smart contract, or if a smart contract’s super-users or core community members take actions that adversely affects the smart contract, our clients who hold and transact in the affected digital assets may experience decreased functionality and value of the applicable digital assets, up to and including a total loss of the value of such digital assets. Although we do not control these smart contracts, any such events could cause clients to seek damages against us for their losses, result in reputational damage to us, or in other ways adversely impact our business.

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

In addition, the global financial crisis, the trade wars, the Russia-Ukraine conflict, the Hamas-Israel conflict, the economic recessions and deterioration in the credit market in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

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

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 30 votes per share based on our dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

As of March 31, 2025, Mr. Michael Wu, our chairman of the board, beneficially owned an aggregate of 36,233,237 Class B ordinary shares. Due to the disparate voting powers associated with our dual-class share structure, Mr. Wu beneficially owned approximately 92.9% of the aggregate voting power of the Company as of March 31, 2025. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Wu will have considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our directors, officers and principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Our directors and officers collectively beneficially owned an aggregate of 93.1% of the total voting power of our outstanding ordinary shares as of March 31, 2025. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result, they have substantial influence over our business, including significant corporate actions such as change of directors, mergers, change of control transactions and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders, including ADS holders. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise.

We have granted, and may continue to grant, share incentives, which may result in increased share based compensation expenses.

We have granted, and may continue to grant, share incentives to employees, directors and advisors to incentivize their performance and align their interests with ours.

As of March 31, 2025, options to purchase 85,195 Class A ordinary shares were outstanding under our 2018 Plan, and they were vested and unexercised options.

As of March 31, 2025, 104,070 Class A ordinary shares were outstanding under our Post-IPO Plan, representing the shares underlying the unvested 104,070 restricted Class A ordinary shares units.

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

Our memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a dual-class share structure that gives greater voting power to the Class B ordinary shares beneficially owned by Mr. Michael Wu, and a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADSs holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

As a company incorporated in the Cayman Islands, we have adopted certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance requirements.

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

We are a “controlled company” as defined under the Nasdaq rules, and as a result,  will qualify for exemptions from certain corporate governance requirements. Although we do not intend to rely on these exemptions at this time, we may do so in the future and you may not have the same protections afforded to shareholders of companies that are subject to such requirements.

We are a “controlled company” as defined under the Nasdaq rules because Mr. Wu beneficially owned approximately 92.9% of the aggregate voting power of the Company as of March 31, 2025. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from Nasdaq corporate governance rules. As a foreign private issuer and a “controlled company”, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	the requirement that a majority of our Board consist of independent directors;
●	the requirement that our compensation, nominating and corporate governance committee be composed entirely of independent directors; and
●	the requirement for an annual performance evaluation of our compensation, nominating and corporate governance committee.

While we do not intend to rely on these exemptions at this time, we may in the future elect to rely on these exemptions and, accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

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

We are an exempted limited liability company incorporated under the laws of the Cayman Islands. We conduct all of our current operations outside the United States, and all of our assets are located outside the United States. All of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, of Singapore, of Hong Kong and of Dubai may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, due to jurisdictional limitations, matters of comity and various other factors, the SEC, Department of Justice (“DOJ”) and other U.S. authorities may be limited in their ability to take enforcement actions, including in instances of fraud, against us or our directors and officers who are reside out of the U.S.. See “—Enforceability Of Civil Liabilities.”

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

A non-U.S. corporation will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of its gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). For this purpose, cash generally is treated as a passive asset. Goodwill is treated as an active asset under the PFIC rules to the extent attributable to activities that produce active income for these purposes. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is not entirely clear, we treat our consolidated variable interest entity as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with the entity.

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

On September 23, 2024, we disposed of our mainland China enterprise solutions business pursuant to the share purchase agreement, dated as of July 19, 2024, by and among Tetris Media Limited, Optimix Media Asia Limited and BeihaiOne Limited at a consideration of US$80,000 (the “Enterprise Solutions Disposal”).

On November 27, 2024, we disposed of our demand side marketing solutions business in mainland China pursuant to the share purchase agreement, dated as of September 11, 2024, by and among Digital Marketing Group Limited, Optimix Media Asia Limited and SiAct Inc, at a consideration of RMB1 million or equivalents in US dollars (the “Marketing Solutions Disposal,” collectively with the Enterprise Solutions Disposal, the “Disposals”).

On November 29, 2024, the Company entered into a definitive agreement and plan of merger (the “Merger Agreement”), with Overlord Merger Sub Ltd. (“Merger Sub”), a directly wholly owned subsidiary of the Company, and Amber DWM Holding Limited (“Amber DWM”), the holding entity of Amber Group’s institutional crypto financial services and solutions business, known as Amber Premium (“Amber Premium”). Pursuant to the Merger Agreement, Merger Sub will merge with and into Amber DWM, with Amber DWM continuing as the surviving entity and becoming a wholly-owned subsidiary of the Company (the “Merger”), and the shareholders of Amber DWM will exchange all of the issued and outstanding share capital of Amber DWM for a mixture of newly issued Class A and Class B ordinary shares of the Company on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933.

Pursuant to the DWM Merger Agreement, Amber DWM will, prior to the consummation of the Merger, execute certain restructuring involving (i) the acquisition of 100% of the equity interest in WhaleFin Markets Limited from Amber Global Limited (“AB”), and (ii) cause certain subsidiary of Amber DWM to assume all rights and obligations under certain contracts of WhaleFin Technologies Limited (“WFTL” and such contracts, the “WFTL Assigned Contracts”) (together the “DWM Asset Restructuring”). Pursuant to the Merger Agreement, certain local regulatory approvals shall have been obtained before the completion of the Merger. Specifically, the Company’s acquisition of 100% of the equity interest in WhaleFin Markets Limited from AB is subject to acceptance of the license application with the Securities Futures Commission in Hong Kong; the Company becoming a controller in Sparrow Tech Private Limited is subject to the Monetary Authority of Singapore’s approval regarding the change of controller; and the assignment of the WFTL Assigned Contracts is subject to Amber Premium FZE obtaining the Virtual Asset Service Provider license with the Virtual Assets Regulatory Authority (the “VARA”) in Dubai.

To expedite the closing of the Merger, the parties have entered to an Amendment, Waiver and Framework Agreement (the “Framework Agreement”) to amend and waive certain closing conditions to the Merger, including in relation to the DWM Asset Restructuring and these regulatory approvals, and to provide for alternative arrangements that would afford the Company with substantially the same economic benefits as the transactions contemplated under the Merger Agreement. Specifically, (i) pursuant to the Framework Agreement, the parties have agreed to complete the DWM Asset Restructuring and cause Sparrow Tech Private Limited to become an indirect subsidiary of the Company promptly upon the receipt of the relevant regulatory approvals, and (ii) pursuant to certain intercompany services agreement entered into concurrently with the execution of the Framework Agreement, while the regulatory approvals are pending, the Company will receive 100% of the consolidated basis net income generated by the WFTL Assigned Contracts and 100% consolidated net income of Sparrow Tech Private Limited. The Company became a controller in Sparrow Tech Private Limited as of April 25, 2025. and as of the date of this annual report, the DWM Asset Restructuring has not been completed as the requisite local regulatory approvals have not been obtained.

The Merger was closed on March 12, 2025. In connection with the Merger, the Company changed its name from “iClick Interactive Asia Group Limited” to “Amber International Holding Limited”. In addition, ADSs began trading under the new ticker symbol “AMBR” on the Nasdaq effective on March 13, 2025.

Following the Disposals and Merger and as of the date of this annual report, we operate our supply side marketing solutions in mainland China and no longer engage in any material operations in mainland China, and none of our directors and officers are residents of China. In connection with the Disposals, we filed a special report with the Chinese Securities Regulatory Commission, or the CSRC, explaining, with the support of a legal opinion of our special PRC counsel, Commerce & Finance Law Offices, that, after the Disposals, we will no longer be subject to the filing requirements under the China Overseas Listing Filing Rules.

Our principal executive offices are located at 1 Wallich Street, #30-02 Guoco Tower, Singapore 078881. Our telephone number at this address is +65 60220228. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our website is https://www.ambr.io/. The SEC also maintains an internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC.

B.	Business Overview

(A) Disposed Business

During the reporting period, we provided marketing solutions and enterprise solutions in Asia. We offer a consumer full lifecycle solution that addresses our clients’ needs from traffic acquisition, customer relations management and business decisions optimization driven by data analytics in today’s smart retail era. We support enterprises on digital operations to drive customer retention and loyalty and growing customer lifetime value with our intelligent data enterprise solutions.

In September 2024, we disposed of our enterprise solutions business in mainland China in accordance with the terms and conditions of the share purchase agreement dated July 19, 2024. In November 2024, we also disposed of our demand side marketing solutions business in mainland China in accordance with the terms and conditions of the share purchase agreement dated September 11, 2024. We refer to the disposals of enterprise solutions and demand side marketing solutions in mainland China as the Disposals, and the disposed business as the Disposed Business. After such Disposals, we continue to operate our supply side marketing solutions in mainland China, as well as marketing solutions and enterprise solutions business in Hong Kong and overseas. For more details of the Disposals, see “—A. History and development of the Company.” For more details of the Disposed Business, see “Item 4. Information on the Company—B. Business Overview” in our Form 20-F for the year ended December 31, 2023 (file No. 001-39111) filed with the Securities and Exchange Commission on June 20, 2024.

(B) Current Business

I.	Institutional Crypto Financial Services and Solutions Business

On March 12, 2025, we closed the Merger with Amber DWM Holding Limited. For details of the Merger, see “—A. History and development of the Company.” After the Merger and as of the date of this annual report, we primarily provide digital asset wealth management services under the brand name Amber Premium.

Overview

Amber Premium is a leading digital asset wealth management platform strategically positioned within the rapidly expanding digital asset market. Originally established in 2021 as Amber Group’s crypto private banking business, it formally commenced its operations as an independent business unit in the second half of 2023. With its comprehensive suite of innovative, secure and client-focused solutions, Amber Premium caters to the unique needs of institutional investors and high-net-worth individuals.

The digital asset market has experienced significant growth, with total market capitalization surging from approximately US$829.26 billion as of December 31, 2022 to approximately US$3.56 trillion as of November 30, 2024, according to market data published on CoinMarketCap. This growth is fueled by increasing institutional adoption of digital assets, the rapid development of DeFi and the emergence of Web3 technologies. As traditional financial institutions, hedge funds, family offices and high-net-worth individuals increasingly integrate digital assets into their portfolios, the demand for sophisticated wealth management solutions has intensified. Amber Premium has positioned itself to address these market needs by merging blockchain expertise with financial acumen and Web3 innovation, serving both traditional investors entering the digital space and established participants in the cryptoeconomy.

Central to Amber Premium’s value proposition is its distinctive “1+N” premium service model, delivering tailored, integrated wealth management solutions. Each client is supported by a dedicated relationship manager alongside a team of specialists, ensuring a seamless and highly personalized experience. Our product offerings span the entire digital asset investment lifecycle, including fiat on/off ramp services, OTC trading and execution services, standard earn and structured products, DeFi yield enhanced products and strategic funds.

Our product offerings span the entire digital asset investment lifecycle, including fiat on/off ramp services, OTC trading and execution services, standard earn and structured products, DeFi yield enhanced products and strategic funds. These offerings are enhanced by innovative financial products co-developed with Amber Group, leveraging their extensive expertise in asset management and blockchain infrastructure.

We operate within a strict regulatory and compliance framework, adhering to applicable laws and regulations in key financial hubs globally. It prioritizes security and transparency, employing advanced cybersecurity measures, robust risk management systems and compliance with global regulations. This unwavering commitment ensures the secure custody of assets and adherence to legal requirements.

On a pro forma basis, after giving effect to the DWM Asset Restructuring, as of June 30, 2024, Amber Premium had a total client asset balance of approximately US$1 billion, serving over 2,000 active clients who had conducted at least one transaction on its platform during the six months ended June 30, 2024. This represents a rapid 138% growth in total client asset balance, rising from US$474 million as of June 30, 2023. These results highlight our ability to scale effectively in a rapidly growing industry while maintaining a focus on security, transparency and client satisfaction. With its sound regulatory foundation, advanced technology and a client-first approach, we are well positioned to lead the digital asset wealth management industry into its next phase of growth and innovation.

Digital Asset Wealth Management Services

“1+N” Premium Service Model

Central to Amber Premium’s offering is the innovative “1+N” premium service model. This client-first approach pairs each client with a dedicated relationship manager (the “1”) supported by a team of domain experts (the “N”), delivering tailored services across the entire digital asset wealth management lifecycle.

The diagram below illustrates our “1+N” team services at each stage of client’s journey in digital asset wealth management:

Registration (KYC)
On/Off ramp
Trade
Asset Management & Investment
Investment Review
1+N Teams for High-Touch Service
Dedicated Relationship Manager
Onboarding Team
Operation Team
24/7 Dedicated Trading Team
• Execution Services accessed via voice, electronic chats
• Tailored Digital Trading Strategy
Investment Expert Team
• Wealth Planning & Management
• Tailored Digital Finance Solutions
Client Relationship Support Team
• Investment Review Report and Analysis
• Account Statement
Legal & Compliance
Risk Management
Web3 Security

This model ensures that every client interaction is seamless, personalized and supported by industry-leading expertise, encompassing:

●	Onboarding – A smooth and secure onboarding process led by relationship managers, supported by compliance and operation teams. This ensures strict adherence to KYC protocols and global regulatory requirements;
●	Fiat On/Off Ramp Services – Expert management of fiat-to-digital currency conversions, overseen by operation teams to ensure efficient and secure transactions with minimal friction;
●	Trading Desk Support – Around-the-clock access to a dedicated trading desk that provides tailored execution strategies and portfolio optimization, essential for navigating volatile digital asset markets;
●	Wealth Planning and Advisory – Investment experts who craft bespoke wealth planning strategies, aligning with individual client goals and utilizing sophisticated analytics for optimal portfolio performance;
●	Legal & Compliance Oversight – Legal and compliance teams that ensure all activities comply with global regulatory frameworks, providing peace of mind and maintaining the highest standards of integrity throughout the client relationship;
●	Risk Management – A robust risk management framework, integrated into all stages of the client journey, which assesses and mitigates operational, financial and market risks. This ensures that client assets are protected in a dynamic and evolving market landscape;
●	Web3 Security – A Web3 security team that safeguards client data and assets, leveraging cutting-edge cybersecurity infrastructure and proprietary tools and addressing emerging threats within the cryptoeconomy; and
●	Ongoing Engagement – Regular portfolio reviews and transparent reporting that build trust and enhance decision-making. Relationship managers, supported by operation and investment teams, provide clients with detailed performance insights and recommendations to meet their evolving objectives.

This integrated approach allows us to offer a high level of personalized service while ensuring that clients’ needs are met in an efficient, secure and compliant manner.

Full Spectrum Product Offerings

We operate at the forefront of digital asset wealth management, providing a comprehensive suite of products catering to a wide range of risk preferences and liquidity requirements. Our offerings cover the entire digital asset investment lifecycle, enabling seamless access to digital asset markets, ongoing portfolio management and secondary market liquidity. Our core product offerings are as follows:

Frictionless Fiat On/Off Ramp Services

We provide industry-leading fiat on/off ramp services that offer clients a secure and efficient gateway into the digital assets ecosystem. By partnering with trusted banking institutions worldwide, we ensure a secure and compliant environment for transferring assets from fiat financial systems into the cryptoeconomy. These solutions operate efficiently, typically on a T+1 basis, with the capability to achieve T+0 in certain scenarios, demonstrating the capacity to manage substantial market activity. We offer competitive exchange rates designed to optimize client gains, typically charging a conversion fee based on transaction volume.

OTC Trading and Execution Services

We offer over-the-counter (“OTC”) trading solutions that provide both individual and institutional clients with seamless access to global liquidity pools and personalized execution with no hidden fees. The 24/7 global desk supports both mainstream and long-tail cryptocurrency trading. Our execution services employ automated strategies and advanced order execution methods, such as Volume Weighted Average Price (“VWAP”) and Time Weighted Average Price (“TWAP”), ensuring efficient access to global market liquidity. We charge a commission fee based on the total notional volume.

Standard Earn/Structured Products

We provide a range of earn and structured products, tailored to varying investment needs:

●	Earn Products – Our earn products support a variety of currencies, including major cryptocurrencies like Bitcoin and Ethereum, as well as stablecoins such as USDC and USDT. These offerings include both flexible and fixed options:
o	Flexible Earn Products – The flexible earn product allows clients to earn daily interest with adaptable tenors and flexible withdrawals.
o	Fixed Earn Products – The fixed earn product supports up to ten currencies with customizable tenors for stable interest income and can also be used as collateral for in-venue loans in mainstream currencies.
●	Structured Products – For clients with more sophisticated investment needs, we offer dual cryptocurrency products featuring structured option strategies, enabling investors to capitalize on market fluctuations with customizable strike prices and flexible tenors.

All earn and structured products offered by us are managed by the Asset Management division of Amber Group, which acts as the investment manager to ensure professional oversight and optimized returns. For its earn products, we currently earn a sales commission based on the subscribed amount for distributing these products from Amber Group. For our structured products, we typically share a portion of the investment gains clients earn on such products.

DeFi Yield Enhance Products

Our DeFi yield enhanced products are designed to capture substantial early-stage returns from decentralized finance and Web3 projects. Through our extensive network, clients gain access to a range of incentives and airdrops, supported by robust on-chain security measures to protect their assets.

The DeFi yield product enhances returns through staking rewards and airdrops from leading projects, while we also offer DeFi fund products that allow clients to earn from selected high-potential projects. Committed to collaborating with leading initiatives in the DeFi space, our team meticulously evaluate each project and its associated smart contracts to maximize safety and potential returns. By leveraging comprehensive analysis, clients can navigate the complex DeFi landscape and identify promising investment opportunities aligned with their financial goals.

We typically share a portion of the investment gains clients earn on such products.

Strategic Funds

We offer a suite of regulated and audited funds designed to meet the diverse needs of clients, accommodating both risk-tolerant and conservative investors, while ensuring transparency and security. Below is a summary of each fund’s unique approaches and targets:

●	Finomenon Fund – Managed by a licensed investment management company jointly founded by Amber Group and its shareholders, the Finomenon Funds include:
o	Finomenon Fund (Carbon) – This fund employs a “Top 10 Currency Strategy,” focusing on established mainstream currencies. Its goal is to achieve long-term gains through active management, leveraging insights from traditional currency markets.
o	Finomenon Fund (Lithium) – Similar to the Carbon fund, this fund utilizes a “Growth Currency Strategy.” It targets smaller, emerging currencies with significant growth potential in bull markets, aiming to capture profits in high-volatility environments. This approach offers potentially substantial returns for investors willing to embrace associated risks.

●	Amber Eco Fund – The Amber Eco Fund is designed for investors interested in the primary market. It strategically invests in fast-growing and high-potential projects, focusing on innovative technologies and providing exposure to cutting-edge developments. Managed by Amber Labs, the investment arm of Amber Group and an affiliate of Amber Premium, the fund seeks opportunities that align with emerging trends in the market.

We earn a sales commission based on the subscribed amount for distributing these products from the asset management company and Amber Labs.

Other Services

In addition to our core offerings, we provide a suite of additional services designed to meet the diverse needs of our clients:

●	Collateralized Lending – our lending desk provides 24/7 access to reliable financing through collateralized loans in major cryptocurrencies and stablecoins. Flexible terms and amounts are offered, along with automatic position replenishment to mitigate liquidation risks, and quick funding at competitive rates.
●	Amber Visa Card – The Amber Visa Card is a virtual payment card that allows clients to utilize their digital assets for direct transactions. It integrates with major payment platforms, including Apple Pay, Google Pay and PayPal.

Technology and Innovation

We leverage cutting-edge technology to stay at the forefront of the rapidly evolving digital asset space. We integrate the latest advancements in blockchain technology with traditional financial services, creating a seamless and efficient platform for our clients. Amber Premium’s commitment to technology and innovation ensures that clients have access to secure and user-friendly tools and products that meet the demands of today’s digital economy.

We have achieved technological advancements in the following key areas:

●	Proprietary Platforms – We have developed proprietary digital platforms that enable clients to manage their portfolios securely and efficiently. These platforms include mobile apps and web interfaces with real-time updates, market analytics and secure transaction execution. Designed with a sleek and user-friendly interface, these platforms ensure accessibility and ease of use for both institutional and high-net-worth individual clients.
●	Web3 Integration – As the Web3 ecosystem continues to grow, we integrate DeFi capabilities into its offerings, which includes access to yield enhanced products, staking rewards and airdrops from leading Web3 projects. By staying ahead of the curve in Web3 technology, we provide our clients with new, lucrative opportunities within the DeFi space.
●	Web3 Tools – we use state-of-the-art blockchain security measures, including advanced encryption, cold and hot wallet storage solutions and multi-factor authentication. This robust infrastructure ensures the safety of client assets and personal data, positioning us as a trusted player in the digital asset industry.
●	AI and Data Analytics – we utilize artificial intelligence and advanced data analytics to enhance our investment strategies and risk management processes. By leveraging data, Amber Premium is able to predict market trends, optimize portfolio management and improve decision-making processes for clients.

Our Clients and Client Support

As of June 30, 2024, Amber Premium served a community of over 2,000 active clients who had conducted at least one transaction on its platform during the six months ended June 30, 2024, including institutional clients and high-net-worth individuals. Our institutional clients comprise sophisticated players across the financial landscape, from established family offices and hedge funds to forward-thinking venture capital firms and crypto-native institutions. Our individual client base consists of high-net-worth and ultra-high-net-worth individuals who are shaping the future of digital asset investments.

At the heart of our service model is deep client engagement, powered by dedicated relationship managers who understand each client’s unique investment philosophy and objectives. These managers maintain regular strategic dialogue with clients, gathering insights that not only enhance our service delivery but also inform its product development roadmap. The clients are more than just users — they are partners whose strategic vision and investment approaches actively contribute to advancing the cryptoeconomy.

Licenses

We currently require license to operate our business in Singapore. Sparrow Tech Private Limited, our wholly-owned subsidiary, holds a Major Payment Institution (MPI) License issued by the Monetary Authority of Singapore to provide Digital Payment Token services in Singapore under the Payment Services Act.

Risk Management

We have developed a comprehensive risk management framework that prioritizes security, compliance and monitoring of the digital assets we hold on behalf of our clients and for our operating purposes.

●	Comprehensive client on-boarding and ongoing monitoring – Our KYC program encompasses key components such as client due diligence, risk assessments, enhanced reviews for high-risk clients and name screening against global sanctions list. Following the client onboarding process, we monitor client profiles and transaction activities to detect and address suspicious behaviors, ensuring compliance with regulatory requirements across our operating jurisdictions. We leverage a combination of proprietary tools and external partnerships to analyze blockchain-based transactions in real-time while overseeing deposits, withdrawals and trades within our ecosystem. This comprehensive setup enables us to swiftly respond to emerging threats in the cryptoeconomy, develop tailored scenarios and typologies for specific transaction patterns, and maintain the flexibility necessary to support new products and services effectively.
●	Cybersecurity and cryptography technology – We prioritize the security of client assets and data by employing best-in-class cybersecurity measures. In collaboration with Amber Group, we have attained multiple globally recognized certifications in cybersecurity and information security, including ISO 27001, demonstrating their robust approach to securing data and mitigating cyber threats. Amber Group and we further align their practices with the National Institute of Standards and Technology (“NIST”) Cybersecurity Framework, ensuring a structured and proactive approach to managing risks. Complementing their cybersecurity focus, Amber Group and we have also achieved certifications in privacy protection, such as ISO 27701 and ISO 29151, and conforms to the NIST Privacy Framework. These accomplishments, combined with its Service Organization Control (“SOC”) 2 Type II compliance, exemplify our comprehensive capabilities in protecting information and highlight our unwavering dedication to upholding the highest standards of security, privacy and regulatory compliance. To further enhance asset security, Amber Group and we employ a Hardware Security Module solution to manage a combination of cold (air-gapped) and hot wallets. This approach ensures the secure storage and protection of idle crypto assets, providing robust security and peace of mind for clients. See “—Synergistic Collaborations with Amber Group” for more details of the relationship and collaborations between us and Amber Group.
●	Advanced risk management framework – We have implemented a sophisticated, technology-driven risk management system designed to effectively identify, assess and mitigate risks across our operations while ensuring full compliance with applicable laws and regulations. Our risk and compliance teams collaborate closely, working together to review and address credit, operational, compliance and enterprise risks. Guidelines and measures are continuously updated to reflect evolving regulatory requirements and industry best practices. For example, we have clear and efficient mechanisms of managing various types of risks, and has established related policies to standardize the processes to identify, evaluate, report and mitigate potential risks. The risk team holds regular meetings to evaluate current risk management status and develop mitigation plans for potential risks. To enhance internal controls and operational integrity, we conduct annual internal audits in partnership with reputable third-party auditors. These audits cover daily operations, financial and accounting practices and overall business management, ensuring the organization’s processes remain effective and resilient. Additionally, we have established various specialized internal committees, each dedicated to critical aspects of the organization’s functions. This structure ensures strategic alignment, informed decision-making and effective oversight across all areas of our business.

Synergistic Collaborations with Amber Group

Amber Premium commenced its operations in 2021 as the crypto private banking business of Amber Group, and transitioned to operate independently in the second half of 2023. Amber Group, a shareholder of the Company, is a leading digital financial services provider that offers a diverse range of complementary businesses, including digital asset management business, digital asset advisory, liquidity, investment & research business and digital asset infrastructure business.

We believe collaboration with Amber Group brings significant strategic value to us, and vice versa. We cooperate with various segments within Amber Group across a number of areas. For instance, the Asset Management division of Amber Group offers an array of earn, structured and fund products, helping our clients optimize their digital asset investments. We and the Asset Management division also jointly develop financial products, such as derivatives or specialty funds, tailored to the unique needs of these clients. Meanwhile, the Advisory, Liquidity, Investment & Research segment, or externally known as Amber Labs, identifies early-stage digital asset companies, presenting investment opportunities to our clients. It also supports the token design and fundraising activity for these clients. The Infrastructure segment via RigSec, an advanced self-custody technology solution, at Amber Group provides us with secure hot and cold wallet infrastructure, ensuring the safe custody of client assets.

We believe we enjoy the following synergies from our mutually beneficial cooperation with Amber Group:

●	Unified Branding and Market Positioning – We benefit from Amber Group’s strong brand recognition and industry expertise. The association with Amber Group allows us to leverage our established market position and win the trust of a larger pool of potential clients.
●	Shared Infrastructure and Resources – We tap into Amber Group’s advanced technological infrastructure, including its blockchain solutions and digital asset custody services. This shared infrastructure ensures that our clients benefit from robust, secure and scalable platforms.
●	Cross-selling and Referral Opportunities – As part of the Amber Group ecosystem, we have the opportunity to cross-sell its services to Amber Group’s existing clients, while also attracting new clients through Amber Group’s extensive network in the digital asset and traditional financial sectors.
●	Collaborative Product Development – We and Amber Group collaborate on the development of innovative products, such as structured investment strategies and DeFi yield enhanced products. This collaboration enables us to stay ahead of market trends and provide our clients with cutting-edge investment opportunities.

Our Marketing and Branding

We have developed a strong brand presence in the digital asset wealth management space, driven by a client-centric approach and high-quality service delivery. Our marketing efforts are focusing on building trust, fostering long-term relationships and positioning itself as the go-to provider of digital asset wealth management services. We adopt the following key marketing and branding strategies:

●	Referral-based Growth – we have grown our client base primarily through referrals from satisfied clients. By focusing on delivering quality services and personalized solutions, we have established a reputation for excellence, leading to organic growth.
●	Targeted Events and Sponsorships – we sponsor and organize exclusive events, seminars and webinars targeted at high-net-worth individuals, institutions and family offices interested in digital assets. These events foster thought leadership and position us as a trusted partner in the digital asset wealth management industry.
●	Cross-marketing with Amber Group – we engage in cross-marketing initiatives with Amber Group, its shareholder and strategic partner, allowing both entities to promote their products and services and facilitate client referrals. Through joint campaigns, both Amber Group and us reach a broader audience of potential clients across digital asset and traditional finance sectors.

●	Educational Content and Thought Leadership – we invest in educating its clients through content marketing, offering insights on digital asset trends, investment strategies and Web3 technologies. This positions we as a knowledgeable leader in the space, helping to attract informed investors.
II.	Legacy Marketing and Enterprise Solutions

To a lesser extent, we continue to operate legacy marketing solutions and enterprise solutions business in Asia after the Disposals.

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

Enterprise Solutions

Leveraging our data analytics expertise and experience in online marketing, we have launched our enterprise solutions in May 2018 to help clients collect information from different consumer touchpoints, and integrate them into a single data management platform to drive sales and marketing decisions. We also further enrich and diversify our enterprise solution offering through self-developed software and provide operational services for digitalization on other third-party platforms, resulted in our “SaaS+X” model. The “SaaS+X” component in our enterprise solutions include data analytics SaaS tools and services, smart retail tools and services, etc..

Marketing Solutions

Our marketing solutions serve as an integrated cross-channel gateway that provides marketers with innovative and cost-effective ways to optimize their online marketing efforts throughout their marketing cycle and achieve their branding and performance-based marketing goals. Our integrated data driven marketing solutions help marketers engage and activate potential customers, as well as monitor and measure the results of marketing campaigns. Our marketing solutions appeal to marketers by offering omni-channel reach to our audience. We provide our clients with one-stop access to a wide variety of cross-channel content distribution opportunities, including those from leading online publishers. We work closely with our content distribution partners to facilitate innovative and effective audience engagement.

Our Data and Data Analytics Capabilities and Technologies

Our Data Assets

Our data assets are the backbone of our solutions and data analytics capabilities. We collect data from a variety of channels, including through our proprietary tracking tools, from our marketers, publishers and ad exchanges when managing marketing campaigns, and to a lesser extent, from third-party strategic partners. We track data with our proprietary toolbars and software development kits installed on apps and websites. The data that we have tracked are complemented by, and blended with, marketing campaign performance data from marketers, publishers and ad exchanges. To a lesser extent, we collect data from selected third-party data partners, including major internet companies and financial institutions, through our data collaboration arrangement with them. Our data assets primarily include users’ intent, interest, online transactional, social data and demographic data, as well as campaign performance data.

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

Our Data Analytics Capabilities and Technologies

We apply data science technologies extensively throughout the online marketing cycle to support audience tracking, profiling and segmentation and to execute cost-efficient decisions on real-time audience engagement. We also launched a strategic growth initiative on enterprise solutions, leveraging our data analytics expertise and experience in online marketing. Our proprietary data analytics capabilities and technologies include deep learning and artificial intelligence, contextual analysis engine parses and natural language processing algorithms.

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

Our Content Distribution Channels and Social Medial Platform Partners

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

Our Clients

We sell our solutions primarily by entering into sales contracts with marketers, marketing agencies or other merchants. We enter into marketing campaign contracts with marketers and marketing agencies for our marketing solutions and service contracts with merchants, many of whom are also our marketers for our enterprise solutions. We treat entities which enter into sales contracts with us and incur spending during the relevant period as our clients. Therefore, we count specific sub-brands or divisions within the same brand or holding company as distinct clients so long as we have signed campaign contracts with different entities. For our marketing solutions, our clients include both marketers who have direct contractual relationships with us, or direct marketer clients, and marketing agency clients. Our “end marketers,” or “marketers” comprise marketers we serve, either directly or through marketing agencies, regardless of whether they have direct contractual relationship with us.

Our marketers span a diverse array of industry segments. They also feature companies of different sizes. In 2022 and 2023, we did not derive over 10% of our net revenues from a marketer. In 2024, we derived 10% of our net revenues from a marketer in the personal care and beauty.

III.	Intellectual Property

As of the date of this annual report, we do not have intellectual property rights that are material to our business.

IV.	Competition

With respect to our digital asset wealth management business, we operate in a highly innovative and rapidly evolving industry, where competition is expected to further intensify in the future as existing players enhance their offerings and new entrants emerge. We face significant competition globally from a variety of market participants ranging from crypto-native firms to large traditional financial services providers and financial technology companies. Specifically, we face competition from the following sources: (i) traditional financial technology and brokerage firms that have entered the digital asset wealth management market in recent years and offer overlapping features tailored to similar client segments; (ii) companies focused on the digital asset market, some of whom are potentially able to more quickly adapt to market trends, support a broader range of digital assets, and develop new digital asset-based products and services due to a different standard of regulatory scrutiny and different internal compliance standards; and (iii) crypto-focused companies and traditional financial incumbents that offer point or siloed solutions.

We position ourselves as a comprehensive digital asset wealth management service provider across a number of platforms and products in the digital asset wealth management industry and distinguish ourselves by targeting high-net-worth individuals and institutional clients and offering integrated and customized services to cater to their intricate digital asset wealth management needs. In addition, we have established a unique position in the market by successfully securing a series of regulatory approvals in key financial hubs around the world. See “—Licenses” and “—Regulaiton.” Our ability to quickly and continuously innovate to provide products and services to its clients that are native to the cryptoeconomy, and launch additional products and services further separates ourselves from our competition. See “Risk Factors—Risks Related to Our Business—We may not be able to compete effectively, which could materially and adversely affect its business, financial condition, results of operations and prospects, as well as its reputation and brands” for a more comprehensive description of risks related to competition.

In addition, the online marketing technology market is highly competitive, fragmented and rapidly changing. We mainly compete with independent online marketing technology companies that offer marketing solutions through demand side platform and use advanced technologies to optimize marketing campaigns for marketers. We compete for online marketing revenue based on many factors, including our ability to deliver return on marketing expenditure at scale, client trust, geographic reach, breadth and depth of relationships with publishers, ad exchanges, ad networks and other participants in the online marketing ecosystem, comprehensiveness of solutions and service offerings, pricing structure and competitiveness, cross-channel capabilities, accessibility and user-friendliness of solutions and brand awareness. We compete for content distribution opportunities based on our ability to maximize the value of content distribution opportunities for content distribution channels partners, provide them with a wide array of solutions covering various types of content distribution opportunities and our ability to increase fill rates. We also face competitive pressure from large and well-established internet companies and marketing agencies. With respect to our SaaS-based enterprise solutions, our competitors include local cloud-based commerce and marketing service providers in jurisdictions where we offer our enterprise solutions. We may also face competition from international SaaS companies,

V.	Regulation

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in the jurisdictions where we primarily operate or our shareholders’ right to receive dividends and other distributions from us.

Singapore

The Payment Services Act 2019 of Singapore (“PS Act”) is the principal legislation that regulates one of our subsidiaries, Sparrow Tech Private Limited’s activities, as Sparrow Tech Private Limited is licensed as a major payment institution under the PS Act. The PS Act is read with the Payment Services Regulations 2019 (“PSR”), the main subsidiary legislation that effects the objectives of the PS Act.

Harry Elias Partnership LLP, our counsel as to Singapore law, has advised us that the PS Act and PSR regulate the licensing and ongoing conduct of business requirements for our subsidiary, Sparrow Tech Private Limited, in areas such as, among others, (1) financial and operational requirements, (2) conduct of business, (3) notifying and/or obtaining approval from the Monetary Authority of Singapore (“MAS”) upon the occurrence of certain prescribed events, (4) prohibitions from carrying on certain businesses, and (5) safeguarding of customer assets.

Sparrow Tech Private Limited is also subject to:

●	the MAS’ supervisory powers under the PS Act, for example, in relation to (1) inspections and investigations, (2) emergency powers, and (3) assistance to foreign regulatory authorities; and
●	various regulatory instruments issued under the PS Act, in the form of notices, guidelines, circulars, codes, policy statements, practice notes and no-action letters. These regulatory instruments set out the requirements and the expectations of MAS around key areas such as (1) prevention of money laundering and countering the financing of terrorism (2) reporting of suspicious activities and incidents of fraud, (3) periodic submission of regulatory returns, (3) conduct, (4) disclosure and communications, (5) risk management and cyber hygiene and (6) consumer protection safeguards;
●	the Financial Services and Markets Act 2022 of Singapore (“FSM Act”), an omnibus legislation for the financial sector, and its subsidiary legislations. While Sparrow Tech Private Limited is not subject to the licensing regime under the FSM Act by virtue of section 137(5) of the FSM Act as Sparrow Tech Private Limited is already licensed under the PS Act, there are various powers under the FSM Act that can be exercised by the MAS, which would apply to Sparrow Tech Private Limited. There are also various notices and guidelines issued pursuant to the FSM Act, for example, around (1) technology risk management, and (2) cyber hygiene, which would also apply to Sparrow Tech Private Limited;
●	other regulatory instruments issued by the MAS, which apply across different classes of financial institutions, for example, around (1) risk management, (2) individual accountability and conduct, and (3) delivering fair dealing outcomes to customers;

●	anti-money laundering and countering the finance of terrorism laws such as the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore and Terrorism (Suppression of Financing) Act 2002 of Singapore; and
●	sanctions rules and regulations under Singapore law.

Dubai

One of our subsidiaries, Amber Premium FZE, is required to comply with the following regulations:

●	The Virtual Assets and Related Activities Regulations 2023, as amended; and
●	The Regulations on the Marketing of Virtual Assets and Related Activities 2024.

Additionally, Amber Premium FZE must adhere to the rulebooks of the Virtual Assets Regulatory Authority (“VARA”) of Dubai, including:

●	the company rulebook;
●	the compliance and risk management rulebook;
●	the technology and information rulebook;
●	the market conduct rulebook;
●	the lending and borrowing services rulebook;
●	the broker-dealer services rulebook; and
●	the virtual asset management and investment services rulebook;

as well as any regulatory guidance issued by VARA from time to time.

These regulations and rulebooks cover matters such as, but not limited to, anti-money laundering compliance, conduct of business requirements, mandatory personnel requirements, reporting requirements to VARA, financial returns and capital requirements, ongoing notification requirements, risk management compliance, consumer protection measures, safeguarding customer assets and financial and operational requirements.

Hong Kong

Taylor Wessing, our counsel as to Hong Kong law, has advised us that WhaleFin Markets Limited is required to comply with the vast majority of the regulatory requirements attached to a license to operate a virtual asset trading platform (the “AMLO License”) under the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Cap. 615 of the Laws of Hong Kong) (the “AMLO”). Such requirements are set out in the AMLO and the SFC’s Guidelines for Virtual Asset Trading Platform Operators (“VATP Guidelines”), some of which are highlighted below:

●	Conduct of business requirements – The VATP Guidelines set out customary financial services regulatory conduct of business principles which WhaleFin Markets Limited must comply with when providing a “VA Service” (as defined under Schedule 3B of the AMLO) in Hong Kong. Such principles are cast in broad terms to include, among other things, the requirement to:

a.act honestly, fairly, with due skill care and diligence, and in the best interest of clients and the market;

b.avoid conflicts of interest and ensure that clients are fairly treated;

c.assess the risk tolerance level and risk profile of clients before providing services; and

d.properly account for and adequately safeguard client assets.

●	Custody of client assets requirements – WhaleFin Markets Limited is required to appoint a wholly owned Hong Kong-incorporated subsidiary who is licensed as a so-called “Trust or Company Service Provider” under the AMLO to hold and safeguard its client assets on its behalf (“Associated Entity”). WhaleFin Markets Limited’s Associated Entity is Amber Custodian Services Limited (License No. TC007861).
●	Personnel requirements – WhaleFin Markets Limited must ensure that its senior management are fit and proper and are sufficiently involved on a day-to-day basis in order to have adequate management oversight of WhaleFin Markets Limited’s business. WhaleFin Markets Limited is also required to appoint an eligible auditor to perform the auditing function in relation to its “VA Service” business.
●	Financial returns and capital requirements – The AMLO and the VATP Guidelines contain granular requirements in relation to the minimum paid-up share capital and liquid capital that must be maintained by WhaleFin Markets Limited. WhaleFin Markets Limited also has to comply with requirements relating to regular financial returns and reporting to the SFC.
●	Ongoing notification requirements – WhaleFin Markets Limited is required to keep the SFC abreast of developments in relation to, amongst other things, its key personnel and business. As such, the AMLO and the VATP Guidelines include detailed requirements relating to the triggers and timings for pre- and/or post-event regulatory notifications that have to be provided to the SFC.

Upon WhaleFin Markets Limited being granted its AMLO License and a license to carry on the Type 1 (dealing in securities) and the Type 7 (providing automated trading services) regulated activities under the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), its regulatory obligations will not change materially save for the fact that WhaleFin Markets Limited will also have to comply with the requirements set out in the VATP Guidelines when providing “VA Services” in relation to security tokens.

C.	Organizational Structure

The following diagram illustrates our organizational structure, including all of our significant subsidiaries:

Before the Disposals

iClick Interactive Asia Group Limited (Cayman Islands)
100%
Optimix Media Asia Limited (Hong Kong)
Overlord Merger Sub Ltd. (Cayman Islands)
OptAim Ltd. (Cayman Islands)
Diablo Holdings Corporation (BVI)
CMRS Group Holding Limited (Hong Kong)
Beyond Digital Solutions Limited (Hong Kong)
CMRS Digital Solutions Limited (Hong Kong)
SociaLink Consultancy Limited (Hong Kong)
CruiSo Digital Solutions Limited (Hong Kong)
CruiSo Directions Limited (Hong Kong)
Guangzhou Kushu Information Technology Co., Ltd. (PRC)
iClick Interactive (Singapore) Pte. Ltd. (Singapore)
iClick Interactive Asia Limited (Hong Kong)
Tetris Media Limited (Hong Kong)
Digital Marketing Group Limited (Hong Kong)
Performance Media Group Limited (Hong Kong)
OptAim (HK) Limited (Hong Kong)
MCZ Holdings Limited (BVI)
RC Changyi Company Limited (BVI)
HBV Changyi Company Limited (BVI)
YYDCY Limited (Hong Kong)
Harmattan Capital Holdings Corporation (BVI)
China Search (Asia) Limited (Hong Kong)
43.16%
49.62%
0.39%
6.83%
Changyi (Shanghai) Information Technology Ltd. (PRC)
Tetris Information Technology (Shanghai) Co., Ltd. (PRC)
iClick Data Technology (Beijing) Limited (PRC)
OptAim (Beijing) Information Technology Co., Ltd. (PRC)
Search Asia Technology (Shenzhen) Co., Ltd. (PRC)
VIE CONTROL
Guangzhou Changyi Information Technology Co., Ltd. (PRC)
Xian Changzhan Information Technology Ltd. (PRC)
Anhui Aizhishu Information Technology Co., Ltd.
Tetris (Shanghai) Data Technology Co., Ltd. (PRC)
Beijing OptAim Network Technology Co., Ltd. (PRC)
Anhui Zhiyunzhong Information Technology Co., Ltd. (PRC)
36.8%
Anhui Myhayo Technology Co., Ltd. (PRC)
Zhiyunzhong (Shanghai) Technology Co., Ltd. (PRC)
Shanghai Myhayo Technology Co., Ltd. (PRC)

——— Equity Interest

- - - - Contractual arrangements, including the fourth amended and restated equity pledge agreement, power of attorney, a spousal consent, an exclusive business cooperation agreement, and the fourth amended and restated exclusive call option agreement

After the Disposals

iClick Interactive Asia Group Limited (Cayman Islands)
100%
Optimix Media Asia Limited (Hong Kong)
100%
Diablo Holdings Corporation (BVI)
100%
OptAim Ltd. (Cayman Islands)
100%
Overlord Merger Sub Ltd. (Cayman Islands)
100%
CMRS Group Holding Limited (Hong Kong)
100%
Beyond Digital Solutions Limited (Hong Kong)
100%
CMRS Digital Solutions Limited (Hong Kong)
100%
SociaLink Consultancy Limited (Hong Kong)
100%
CruiSo Digital Solutions Limited (Hong Kong)
100%
CruiSo Directions Limited (Hong Kong)
100%
Guangzhou Kushu Information Technology Co., Ltd. (PRC)
100%
iClick Interactive (Singapore) Pte. Ltd. (Singapore)
100%
iClick Interactive Asia Limited (Hong Kong)
100%
Harmattan Capital Holdings Corporation (BVI)
100%
China Search (Asia) Limited (Hong Kong)
100%
Search Asia Technology (Shenzhen) Co., Ltd. (PRC)
100% VIE CONTROL
Beijing OptAim Network Technology Co., Ltd. (PRC)
36.8%
Anhui Myhayo Technology Co., Ltd. (PRC)
100%
Shanghai Myhayo Technology Co., Ltd. (PRC)
Equity Interest
Contractual arrangements, including the fourth amended and restated equity pledge agreement, power of attorney, a spousal consent, an exclusive business cooperation agreement, and the fourth amended and restated exclusive call option agreement

The nominee shareholders of OptAim Network are Mr. Jian Tang and Mr. Shaoqiang Shi, who are our former Chairman of the board and Finance Director in PRC.

As of the Date of the Annual Report (Reflecting the Completion of the Merger)

Amber International Holding Limited (Cayman Islands)
100%
100%
100%
Diablo Holdings Corporation (BVI)
Amber DWM Holding Limited (Cayman Islands)
CMRS Group Holding Limited (Hong Kong)
Optimix Media Asia Limited (Hong Kong)
100%
100%
100%
Beyond Digital Solutions Limited (Hong Kong)
100%
100%
Harmattan Capital Holdings Corporation (BVI)
Amber Match Limited (BVI)
Sparrow Holdings Pte. Limited (Singapore)
iClick Interactive (Singapore) Pte. Ltd. (Singapore)
100%
CMRS Digital Solutions Limited (Hong Kong)
100%
100%
100%
iClick Interactive Asia Limited (Hong Kong)
Sparrow Tech Private Ltd (Singapore)
Amber Premium FZE (Dubai)
100%
SociaLink Consultancy Limited (Hong Kong)
100%
100%
100%
China Search (Asia) Limited (Hong Kong)
Sparrow Digital Pte. Ltd (Singapore)
CruiSo Digital Solutions Limited (Hong Kong)
Amber DWM Limited (Hong Kong)
100%
100%
100%
Sparrow Fund Management Pte. Ltd (Singapore)
CruiSo Directions Limited (Hong Kong)
100%
100%
100%
Search Asia Technology (Shenzhen) Co., Ltd. (PRC)
Sparrow Operations Private Ltd (Singapore)
Guangzhou Kushu Information Technology Co., Ltd. (PRC)
100% VIE CONTROL
Beijing OptAim Network Technology Co., Ltd. (PRC)
36.8%
Anhui Myhayo Technology Co., Ltd. (PRC)
100%
Shanghai Myhayo Technology Co., Ltd. (PRC)
Equity Interest
Contractual arrangements, including the fifth amended and restated equity pledge agreement, power of attorney, a spousal consent, an exclusive business cooperation agreement, and the fifth amended and restated exclusive call option agreement

D.	Property, Plant and Equipment

Our headquarters and principal executive office are located in Singapore.

We lease all of our facilities and do not own any real property. As of the date of this annual report, we leased office facilities globally, totaling approximately 3,000 square meters, including 100 square meters for its corporate headquarters in Singapore and 2,000 square meters for its office in Hong Kong and 900 square meters in China. These office spaces are leased from independent third parties, and we plan to renew the leases from time to time as needed.

We believe that our existing facilities are sufficient to meet our current operational needs, and we will secure additional facilities, primarily through leasing arrangements, to support our future growth and expansion. If we require additional space, we expect to be able to obtain additional facilities on commercially reasonable terms.

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

ITEM 5A.OPERATING RESULTS

In September 2024, we disposed of our mainland China enterprise solutions business pursuant to the share purchase agreement, dated as of July 19, 2024, by and among Tetris Media Limited, Optimix Media Asia Limited and BeihaiOne Limited at a consideration of US$80,000 (the “Enterprise Solutions Disposal”).

In November 2024, we disposed of our demand side marketing solutions business in mainland China pursuant to the share purchase agreement, dated as of September 11, 2024, by and among Digital Marketing Group Limited, Optimix Media Asia Limited and SiAct Inc, at a consideration of RMB1 million or equivalents in US dollars (the “Marketing Solutions Disposal,” collectively with the Enterprise Solutions Disposal, the “Disposals”).

After the Disposals, we continued to operate our supply side marketing solutions in mainland China, as well as marketing solutions and enterprise solutions business in Hong Kong and overseas.

The Disposed Businesses were deconsolidated from the Group upon their respective Disposals and the results of the Disposed Businesses are reflected in the Group’s consolidated financial statements included in this annual report as discontinued operations accordingly. For additional information, see Note 5 – “Discontinued Operations” to our consolidated financial statements included elsewhere in this annual report. Historical financial results are adjusted for comparative purposes.

On March 12, 2025, we completed the merger with Amber DWM Holding Limited (“Amber DWM”), the institutional crypto financial services and solutions business of Amber Group. The transaction was carried out via a merger between Amber DWM and Overlord Merger Sub Ltd., a wholly owned subsidiary of the Company. As part of this transaction, Amber DWM became a wholly owned subsidiary of the Company. The merger followed the signing of a definitive agreement on November 29, 2024, which was subsequently amended through a waiver and framework agreement dated March 12, 2025.

The consolidated financial results in this annual report do not include the performance of Amber DWM, which merged with the Company post year ended December 31, 2024.

Key Factors Affecting Our Results of Operations

We believe the key factors affecting our financial condition and results of operations include the following:

With respect to our institutional crypto financial services and solutions business under the brand name “Amber Premium”:

Market demand for digital asset management products

The market demand for digital asset management products is significantly influenced by a variety of factors related to market conditions and overall sentiment towards digital assets. Positive or negative developments within the cryptoeconomy—such as regulatory changes, technological advancements, or notable actions by major companies—can rapidly alter perceptions and adoption rates. For instance, if leading firms successfully implement fiat on/off ramp services or enhance OTC trading and execution capabilities, this could bolster confidence in digital assets as viable mediums of exchange or stores of value. Conversely, negative publicity or events, such as security breaches or regulatory crackdowns, can lead to decreased user and investor confidence, stifling demand for these products. Additionally, unpredictable social media trends and market speculation may sway consumer preferences, impacting which digital assets are perceived as valuable.

Moreover, the ability of digital assets to meet user demands and provide tangible utility is crucial. As consumers seek products that integrate seamlessly into their financial lives, the functionality of digital assets and their ecosystems becomes paramount. A downturn in the global economy can further exacerbate these trends, reducing customers’ purchasing power and willingness to invest in digital asset management solutions. This interplay of market sentiment, functionality, regulatory landscape, and economic conditions creates a complex environment for demand, necessitating agility and innovation in responding to shifting consumer needs and perceptions in the cryptoeconomy.

Price of digital assets and transaction volume

We earn conversion fee when clients transfer or withdraw funds and/or digital assets from its platform, and perform conversion between fiat currencies and digital assets. We also earn finance income mainly from premiums earned on structured products as well as interests earned from digital asset lending arrangements. Depending on product types, we either charge a flat fee or a percentage of the value of each transaction. Therefore, our operating results are dependent on the prices of digital assets, volume of transactions, or market liquidity for digital assets.

Effectiveness of our innovative “1+N” premium servicing model and client support and servicing capabilities

Central to Amber Premium’s offering is the innovative “1+N” premium service model. This client-first approach pairs each client with a dedicated relationship manager (the “1”) supported by a team of domain experts (the “N”), delivering tailored services across the entire digital asset wealth management lifecycle, including fiat on/off ramp services, OTC trading and execution services, standard earn/structured products, deFi yield enhance products and strategic funds. The effectiveness of the “1+N” model may be challenged during periods of market volatility, where rapid decisions and responses are crucial, potentially impacting the quality of client engagement and service delivery. In addition, this model requires seamless collaboration between the relationship manager and experts. The complexity of coordinating efforts may lead to operational inefficiencies. In addition, our ability to cross-sell our products (e.g., transitioning clients from OTC trading to structured products) could materially affect our results of operations.

Ability to competitively price our products and services

Our operating results depend on our ability to competitively price our products and services. Similar to other financial products, as the industry matures we anticipate fee pressure to emerge over time. Our strategy is to maintain our position as a trusted brand while developing new products and services to enhance our customer value proposition and offset the effects of any future fee pressure. Maintaining and growing client trust in our brand is critical. If we are unable to capture value through the development of new and existing products and services or if fee pressure emerges more rapidly than we anticipate, our operating results and financial condition may be adversely affected.

Regulatory environment

The regulatory environment for digital assets is complex and evolving, presenting both challenges and opportunities that could affect our financial performance. We may experience fluctuations in our operating results due to changes in the law and regulations that affect our business, potentially influencing our ability to onboard customers, and offer our products and services across various jurisdictions.

In addition, our financial prospects and growth depend significantly on our ability to continue to operate in compliance with these regulations. Our products and services are designed with features that ensure adherence to laws.  We maintain operations and hold licenses in multiple  jurisdictions, each subject to its own legal framework. We expect to continue to invest significant resources to comply with these regulatory requirements and ensure compliance.

With respect to our legacy marketing and enterprise solution businesses:

●Our ability to expand lower-risk, higher-margin business within marketing solutions and enterprise solutions segments;
●Our ability to implement “SaaS+X” model;
●Our ability to raise funds from financing activities to support business;
●Our revenue models;
●Our ability to optimize client base and increase client spending;
●Our ability to enlarge audience data set, strengthen data analytics capabilities and innovate technologies; and
●Seasonality.

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

The Disposed Businesses were deconsolidated from the Group upon their respective Disposals and the results of the Disposed Businesses are reflected in the Group’s consolidated financial statements included in this annual report as discontinued operations accordingly.

On March 12, 2025, we closed the merger with Amber DWM Holding Limited, a leading provider of institutional crypto financial services and solutions operating under the brand name “Amber Premium”. The financial results of the reporting periods in this annual report on Form 20-F does not include the results of Amber DWM Holding Limited.

	Year Ended December 31,
	2022		2023		2024
	(US$ in	(% of net	(US$ in	(% of net	(US$ in	(% of net
	thousands)	revenues)	thousands)	revenues)	thousands)	revenues)
Net revenues	46,571	100.0	36,051	100.0	32,806	100.0
Cost of revenues	(22,605)	(48.5)	(16,970)	(47.1)	(16,059)	(49.0)
Gross profit	23,966	51.5	19,081	52.9	16,747	51.0
Operating expenses
Research and development expenses	(1,810)	(3.9)	(923)	(2.6)	(878)	(2.7)
Sales and marketing expenses	(18,588)	(39.9)	(17,280)	(47.9)	(7,118)	(21.7)
General and administrative expenses	(16,180)	(34.7)	(10,838)	(30.1)	(26,058)	(79.4)
Impairment of long-lived assets	(1,844)	(4.0)	(1,684)	(4.7)	(53)	(0.2)
Impairment of goodwill	(9,834)	(21.1)	—	—	—	—
Total operating expenses	(48,256)	(103.6)	(30,725)	(85.2)	(34,107)	(104.0)
Operating loss	(24,290)	(52.2)	(11,644)	(32.3)	(17,360)	(52.9)
Interest income	711	1.5	1,162	3.2	1,083	3.3
Interest expense	(61)	(0.1)	(193)	(0.5)	(511)	(1.6)
Other losses, net	(18,417)	(39.5)	(2,299)	(6.4)	(7,210)	(22.0)
Loss before share of loss from an equity investee and income tax expense	(42,057)	(90.3)	(12,974)	(36.0)	(23,998)	(73.2)
Share of loss from an equity investee	(75)	(0.2)	(61)	(0.2)	(76)	(0.2)
Income tax (expense)/credit	(1,560)	(3.3)	(648)	(1.8)	68	0.2
Net loss from continuing operations	(43,692)	(93.8)	(13,683)	(38.0)	(24,006)	(73.2)
Net loss attributable to non-controlling interests	1	0.0	103	0.3	71	0.2
Net loss attributable to the Company’s ordinary shareholders	(43,691)	(93.8)	(13,580)	(37.7)	(23,935)	(73.0)
Discontinued operations
Loss from operations of discontinued operations	(171,856)	(369.0)	(25,188)	(69.9)	(7,666)	(23.4)
Income tax credit/(expense)	12,742	27.4	1	0.0	(23)	(0.1)
Gain on disposal of discontinued operations	—	—	—	—	2,585	7.9
Net loss from discontinued operations	(159,114)	(341.7)	(25,187)	(69.9)	(5,104)	(15.6)
Net loss attributable to non-controlling interests	1,930	4.1	77	0.2	32	0.1
Net loss from discontinued operations attributable to the Company’s ordinary shareholders	(157,184)	(337.5)	(25,110)	(69.7)	(5,072)	(15.5)
Net loss	(202,806)	(435.5)	(38,870)	(107.8)	(29,110)	(88.7)

Key Components of Results of Continuing Operations

Net Revenues

We generate revenue primarily from clients’ marketing spend through our platform as they utilize our solutions in cost-plus and specified action marketing campaigns, and to a lesser extent from incentives granted by the publishers under our sales agency arrangement. We derive revenue primarily from four sources and report them on either the net or gross basis. For our marketing solutions, we derive revenue from (i) incentives earned from the website publishers, for which we act as a sales agent for their content distribution opportunities, or the sales agency arrangement, which is reported on a net basis, (ii) performing cost-plus marketing campaigns, which is reported on a net basis, (iii) performing specified actions marketing campaigns (i.e., a CPM and CPC basis), which is reported on a gross basis. For our enterprise solutions, we derive revenue from the offering of SaaS products and services, which is reported on a gross basis and a net basis.

We record incentives from the publishers under the sales agency arrangement as net revenues. We consider the publishers to be our customers under the sales agency arrangement. The amount of such incentives is determined based on a variety of factors, including yearly market spending at the publishers’ platforms. Under our sales agency arrangement, we do not receive any rebate from the publishers. Net revenues from our sales agency arrangement, which equal the incentives received from the publishers under the sales agency arrangement were US$2.6 million, US$1.8 million and US$1.2 million, in 2022, 2023 and 2024, respectively.

We record service fees, net of media costs and rebates and discounts to clients for cost-plus marketing campaigns, as net revenues. We consider these clients to be our customers for cost-plus marketing campaigns. Service fees are generally calculated as a percentage of media cost. Such percentage is negotiated on a client-by-client, and campaign-by-campaign basis. Rebates received from the publishers for cost-plus marketing campaigns are recorded as net revenues. Net revenues from our cost-plus marketing campaigns were US$5.0 million, US$2.6 million and US$2.9 million, in 2022, 2023 and 2024, respectively.

We record the aggregate gross dollar amount that our clients spend through our platform for specified action marketing campaigns, which includes media cost, as net revenues. We consider these clients to be our customers for specified action marketing campaigns. We charge our clients for specified actions, such as when a user clicks on their marketing messages, or a CPC pricing model, or when their marketing messages are displayed, or a CPM pricing model. Rebates received from publishers for specified action marketing campaigns are recorded as deduction of cost of revenues. Net revenues from our specified action marketing campaigns were US$26.8 million, US$22.6 million and US$19.4 million, in 2022, 2023 and 2024, respectively.

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

Starting from 2019, we also generate revenue from SaaS products which are cloud-hosted software offering enterprise solutions to customers through provision of software licenses and retail and CRM solutions. Revenues under this arrangement primarily consist of fees for (i) licensing to provide customers with access to one or more of the existing cloud applications for e-commerce, marketing and customer management, (ii) the development of new cloud applications customized for individual customer, and (iii) various combinations of technical support, maintenance services and digitalized operational services provided by us. Net revenues from our enterprise solutions were US$12.1 million, US$9.0 million and US$9.3 million, in 2022, 2023 and 2024, respectively.

The table below shows our net revenues breakdown for our marketing solutions, and enterprise solutions for the periods presented.

	Year Ended December 31,
	2022		2023		2024
	(US$ in	(% of net	(US$ in	(% of net	(US$ in	(% of net
	thousands)	revenues)	thousands)	revenues)	thousands)	revenues)
Net revenues from marketing solutions	34,452	74.0	27,036	75.0	23,528	71.7
Net revenues from enterprise solutions	12,119	26.0	9,015	25.0	9,278	28.3
Total net revenues	46,571	100.0	36,051	100.0	32,806	100.0

In 2022, 2023 and 2024, US$1.1 million, US$0.6 million and US$0.3 million rebates were received from publishers under cost-plus marketing campaigns, respectively, which were recognized as net revenues for our marketing solutions, representing 3.3%, 2.3% and 1.2%, of our net revenues in respective periods. Of these rebates, US$45 thousand, US$18 thousand and US$6 thousand were received under cost-plus marketing campaigns from the publisher for which we acted as its sales agent under our sales agency arrangement in respective periods.

In 2022, 2023 and 2024, US$3.4 million, US$2.6 million and US$1.7 million incentive revenues were received from publishers under our sales agency arrangement, respectively, which were recognized as net revenues for our marketing solutions, representing 9.8%, 9.7% and 7.4% of our net revenues in respective periods. These exclude US$45 thousand, US$18 thousand and US$6 thousand rebates that were received under cost-plus marketing campaigns from the publisher for which we acted as its sales agent under our sales agency arrangement in respective periods.

In 2022, 2023 and 2024, we granted rebates and discounts of US$49 thousand, US$0.8 million and US$0.7 million, respectively, to marketers and marketing agencies under our cost-plus and specified action marketing campaigns for our marketing solutions, which were recognized as reduction of revenue in respective periods, representing 0.1%, 2.8% and 2.9% of our net revenues in respective periods. Of these rebates and discounts we granted, US$1 thousand, US$0.3 million and US$0.6 million was in connection with our specified action (i.e., gross) marketing campaigns in respective periods, and US$48 thousand, US$0.5 million and US$36 thousand, were in connection with our cost-plus (i.e., net) marketing campaigns in respective periods.

We have a diverse client base in terms of the geographic location of our clients’ or marketers’ headquarters as we help them, especially multinational marketers, navigate through the fragmented online marketing landscapes in mainland China to identify and reach their potential audience. In determining the geographic classification of our revenue, we look at the geographic location of our subsidiary or the VIE entities which executed the marketing campaign contract. Our subsidiaries or the VIE entities in mainland China generally are our signing entities for marketing campaign contracts with clients which are based in mainland China. Our Singapore subsidiary generally is our signing entity for marketing campaign contracts with clients based in Southeast Asia. Our Hong Kong subsidiaries generally are our signing entities for the other clients. Our clients are primarily based in mainland China. Our net revenues from clients in mainland China decreased from US$22.1 million in 2022 to US$13.0 million in 2023, and decreased to US$12.1 million in 2024, as a result of our strategic move to unwind lower-margin, higher-risk marketing solutions businesses, uncertainties around the macro-economic environment after the pandemic, and increased competition in the SaaS market. In 2022, 2023 and 2024, we derived 52.6%, 64.0% and 63.2% of our net revenues from outside mainland China, respectively. The table below shows our net revenues breakdown by geographic region for the periods presented.

	Year Ended December 31,
	2022		2023		2024
	(US in	(% of net	(US in	(% of net	(US in	(% of net
	thousands)	revenues)	thousands)	revenues)	thousands)	revenues)
Mainland China	22,063	47.4	12,983	36.0	12,071	36.8
Hong Kong	24,300	52.2	22,643	62.8	20,414	62.2
Others	208	0.4	425	1.2	321	1.0
Total net revenues	46,571	100.0	36,051	100.0	32,806	100.0

Cost of Revenues

The table below sets forth a breakdown of our cost of revenues for the periods indicated:

	Year Ended December 31,
	2022	2023	2024

	(US$ in thousands)
Cost of revenues:
Marketing solutions	(20,373)	(14,324)	(13,596)
Enterprise solutions	(2,232)	(2,646)	(2,463)
Total cost of revenues	(22,605)	(16,970)	(16,059)

Cost of revenues for our marketing solutions primarily consists of:

●	Media cost in connection with specified-action marketing campaigns. Media cost refers to cost we pay to publishers for acquisition of content distribution opportunities, which is partially offset by rebates we receive from publishers in specified-action marketing campaigns. Media cost represented 88.2%, 82.1% and 84.7% of our cost of revenues in 2022, 2023 and 2024, respectively.

Cost of revenues for our enterprise solutions primarily consists of salaries and benefits of relevant operations and support personnel, other direct services costs, and amortization expenses related to the intangible assets.

Operating Expenses

We classify our operating expenses into five categories: research and development expenses, sales and marketing expenses, general and administrative expenses, impairment of long-lived assets and impairment of goodwill. The following table sets forth our operating expenses, both in absolute amount and as a percentage of our net revenues, for the periods presented.

	Year Ended December 31,
	2022		2023		2024
	(US$ in	(% of net	(US$ in	(% of net	(US$ in	(% of net
	thousands)	revenues)	thousands)	revenues)	thousands)	revenues)
Operating expenses	(48,256)	(103.6)	(30,725)	(85.2)	(34,107)	(104.0)
Research and development expenses	(1,810)	(3.9)	(923)	(2.6)	(878)	(2.7)
Sales and marketing expenses	(18,588)	(39.9)	(17,280)	(47.9)	(7,118)	(21.7)
General and administrative expenses	(16,180)	(34.7)	(10,838)	(30.1)	(26,058)	(79.4)
Impairment of long-lived assets	(1,844)	(4.0)	(1,684)	(4.7)	(53)	(0.2)
Impairment of goodwill	(9,834)	(21.1)	—	—	—	—

●	Research and development expenses. Research and development expenses consist primarily of (i) salary and welfare for research and development personnel, (ii) server hosting and internet expenses, and (iii) consulting expenses.
●	Sales and marketing expenses. Sales and marketing expenses consist primarily of (i) salary and welfare expenses, and (ii) marketing and promotional costs.
●	General and administrative expenses. General and administrative expenses consist primarily of (i) salary and welfare for general and administrative personnel, (ii) consultancy, legal and other professional service fees, and (iii) provision for bad debt and other receivables.
●	Impairment of long-lived assets and goodwill. Impairment of long-lived assets consists of impairment of property and equipment, right-of-use assets and intangible assets. Impairment of goodwill was recorded under marketing solutions and enterprise solutions segment. The impairment of long-lived assets and goodwill impairment under marketing solutions reporting unit in 2022 were as a result of (i) a decline in marketers’ advertising budget, and their potential liquidity issue and difficulty to settle trade debts, due to a broad-based slowdown in China’s advertising market, uncertainties around the macroeconomic condition and tightening regulatory environment that affected our clients in certain industry sectors, and (ii) our larger scale strategic scale-down of lower margin, higher risk marketing solutions business as we prioritized growth focus and resource allocation in light of the challenges in obtaining additional financing. The goodwill impairment under enterprise solutions reporting unit in 2022 was as a result of (i) our clients’ tightened IT budget and reduced spending on digitalization products and services in light of a slowdown of China’s economy and the uncertain macroeconomic conditions, (ii) increased competition in the SaaS market, in response to which we revisit our pricing strategy and enhance our research and development capacity, and (iii) limited additional equity financing from the capital market and debt financing from banks, which hinder our business expansion to new markets. The impairment of long-lived assets in 2023 was as a result of net losses during the year. The impairment of long-lived assets in 2024 was in relation to new additional of long-lived assets from a loss making entity during the year.

Other Losses, Net

Other losses, net was primarily driven by impairment on long-term investments, exchange losses, non-recurring losses on restructuring, and gain on disposal of discontinued operations.

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

PRC

Generally, our consolidated VIE entities, our PRC subsidiary, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. High and new technology enterprises (“HNTE”) will enjoy a preferential enterprise income tax rate of 15% under the EIT Law. Our certain subsidiaries in the PRC, which are qualified as a HNTE under the EIT Law, are eligible for a preferential enterprise income tax rate of 15% for a period of three years so long as these entities obtain approval from relevant tax authority if they are profitable during the period.

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

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net Revenues

Our net revenues decreased by US$3.2 million, or 9%, from US$36.1 million in 2023 to US$32.8 million in 2024.

Net revenues from our marketing solutions decreased by US$3.5 million, or 13%, from US$27.0 million in 2023 to US$23.5 million in 2024, because of clients’ tightened budget on advertising due to uncertainty in the macro-economic environment.

Net revenues from our enterprise solutions increased by US$0.3 million, or 3%, from US$9.0 million in 2023 to US$9.3 million in 2024, contributed by the increasing demand for digital transformation and services.

Cost of Revenues, Gross Profit and Gross Profit Margin

Our cost of revenues decreased by US$0.9 million, or 5%, from US$17.0 million in 2023 to US$16.1 million in 2024.

Cost of revenues for our marketing solutions decreased by US$0.7 million, or 5%, from US$14.3 million in 2023 to US$13.6 million in 2024, which was aligned with the decline in net revenues.

Cost of revenues for our enterprise solutions decreased slightly by US$0.1 million, or 7%, from US$2.6 million in 2023 to US$2.5 million in 2024.

As a result of the above, we generated gross profit of US$16.7 million in 2024, compared to a gross profit of US$19.1 million in 2023. Specifically, we generated gross profit of US$9.9 million in 2024 for marketing solutions, compared to a US$12.7 million gross profit in 2023. Gross profit for our enterprise solutions increased by US$0.4 million, or 7%, from US$6.4 million in 2023 to US$6.8 million in 2024.

Our gross profit margin was 51.0% in 2024, compared to a gross profit margin of 52.9% in 2023.

Operating Expenses

Our operating expenses increased by US$3.4 million, or 11%, from US$30.7 million in 2023 to US$34.1 million in 2024, primarily due to consultancy, legal and other professional service fees for our restructuring and merger preparation, but partially offset by (i) the impact of strict cost control implemented for optimizing operational efficiency, and (ii) the decline in impairment of long-lived assets in 2024. The operating expenses as a percentage of net revenues increased from 85.2% in 2023 to 104.0% in 2024.

●	Sales and marketing expenses. Our sales and marketing decreased by US$10.2 million, or 59%, from US$17.3 million in 2023 to US$7.1 million in 2024. The decrease was primarily related to decline in promotional expenses, staff cost and travel and entertainment expenses because of our cost reduction strategy. Sales and marketing expenses as a percentage of net revenues decreased from 47.9% in 2023 and 21.7% in 2024.
●	General and administrative expenses. Our general and administrative expenses increased by US$15.2 million, or 140%, from US$10.8 million in 2023 to US$26.1 million in 2024, primarily due to the increase of consultancy, legal and other professional service fees for our restructuring and merger preparation, and increase of bad debt expenses and provision of other receivables. General and administrative expenses as a percentage of net revenues increased from 30.1% in 2023 to 79.4% in 2024.
●	Research and development expenses. Our research and development expenses remained stable at US$0.9 million in 2023 and 2024. Research and development expenses as a percentage of net revenues remained relatively stable at 2.6% in 2023 and 2.7% in 2024.
●	Impairment of long-lived assets. Our impairment of long-lived assets decreased by US$1.6 million, or 97%, from US$1.7 million in 2023 to US$0.1 million in 2024, mainly driven by the decline of long-lived assets acquired by a loss making subsidiary.

Interest Income

Our interest income was relatively stable at US$1.2 million and US$1.1 million in 2023 and 2024, respectively.

Interest Expense

Our interest expense was US$0.2 million and US$0.5 million in 2023 and 2024, respectively. The interest expenses in 2024 was primarily attributable to the repayment of interest from credit facilities on behalf of the disposal business during the year.

Other Losses, Net

Our other losses, net were US$2.3 million and US$7.2 million in 2023 and 2024, respectively. The other losses, net in 2023 was due to exchange loss and impairment loss on our long-term investments. The amount in 2024 was mainly driven by the impairment loss on our long-term investments, non-recurring losses on restructuring, and exchange loss, partially offset by the gain from the disposal of discontinued operations.

Share of Loss from an Equity Investee

Our share of loss of an equity investee was US$0.1 million in 2023 and 2024, respectively. Our share of losses of an equity investee is primarily associated with net losses from our joint venture with VGI Global Media Plc in Thailand that was set up in May 2019 .

Income Tax (Expense)/Credit

We recorded an income tax expense of US$0.6 million in 2023, and income tax credit of US$0.1 million in 2024. The income tax credit in 2024 was in relation to the reversal of over provision of income tax payables.

Net Loss from continuing operations

As a result of the foregoing, our net loss from continuing operations increased from US$13.7 million in 2023 to US$24.0 million in 2024.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net Revenues

Our net revenues decreased by US$10.5 million, or 23%, from US$46.6 million in 2022 to US$36.1 million in 2023.

Net revenues from our marketing solutions decreased by US$7.4 million, or 22%, from US$34.5 million in 2022 to US$27.0 million in 2023, primarily because we strategically reduced lower-margin, higher-risk businesses within the marketing solutions segment. The uncertainties of the macro-economic environment led to a broad-based advertising market slowdown.

Net revenues from our enterprise solutions decreased by 26% from US$12.1 million in 2022 to US$9.0 million in 2023, We offered competitive pricing as a result of clients’ tightened IT budget.

Cost of Revenues, Gross Profit and Gross Profit Margin

Our cost of revenues decreased by US$5.6 million, or 25%, from US$22.6 million in 2022 to US$17.0 million in 2023.

Cost of revenues for our marketing solutions decreased by US$6.0 million, or 30%, from US$20.4 million in 2022 to US$14.3 million in 2023, which was primarily due to our continuous strategic scale-down of the advertising business in 2023.

Cost of revenues for our enterprise solutions increased by US$0.4 million, or 19%, from US$2.2 million in 2022 to US$2.6 million in 2023, which was because of higher cost incurred for providing digitalization services.

As a result of the above, we generated gross profit of US$19.1 million in 2023, compared to US$24.0 million in 2022. Specifically, we generated gross profit of US$12.7 million in 2023 for marketing solutions, compared to a US$14.0 million gross profit in 2022. Gross profit for our enterprise solutions decreased by US$3.5 million, or 36%, from US$9.9 million in 2022 to US$6.4 million in 2023.

Our gross profit margin was 52.9% in 2023, compared to 51.5% in 2022.

Operating Expenses

Our operating expenses decreased by US$17.5 million, or 36%, from US$48.3 million in 2022 to US$30.7 million in 2023, primarily due to (i) the full impairment of goodwill of US$9.8 million in 2022, (ii) tight cost measures which led to decreases in promotional expenses, consulting expenses, etc. The operating expenses as a percentage of net revenues decreased from 103.6% in 2022 to 85.2% in 2023.

●	Sales and marketing expenses. Our sales and marketing decreased by US$1.3 million, or 7%, from US$18.6 million in 2022 to US$17.3 million in 2023. The decrease was primarily related to reduction of promotional expenses under stringent cost control. Sales and marketing expenses as a percentage of net revenues increased from 39.9% in 2022 to 47.9% in 2023.
●	General and administrative expenses. Our general and administrative expenses decreased by US$5.3 million, or 33%, from US$16.2 million in 2022 to US$10.8 million in 2023, primarily due to the decreases in consulting expenses under streamlining operation. General and administrative expenses as a percentage of net revenues decreased from 34.7% in 2022 to 30.1% in 2023.
●	Research and development expenses. Our research and development expenses decreased by US$0.9 million, or 49%, from US$1.8 million in 2022 to US$0.9 million in 2023, primarily due to the decrease in staff cost for operational efficiency. Research and development expenses as a percentage of net revenues decreased from 3.9% in 2022 and 2.6% in 2023.
●	Impairment of long-lived assets. Our impairment of long-lived assets decreased slightly by US$0.1 million, or 9%, from US$1.8 million in 2022 to US$1.7 million in 2023.
●	Impairment of goodwill. We recorded full impairment of goodwill of US$9.8 million in 2022, while no such impairment was recorded in 2023.

Interest Income

Our interest income was US$0.7 million and US$1.2 million in 2022 and 2023, respectively. The change was primarily attributable to the increase of interest rate for US$ deposit.

Interest Expense

Our interest expense was relatively stable and it was US$0.1 million and US$0.2 million in 2022 and 2023, respectively.

Other Losses, Net

Our other losses, net was US$18.4 million in 2022 and US$2.3 million in 2023. The change was due to (i) fair value loss on contingent consideration payables of US$8.4 million in 2022, compared to nil in 2023, (ii) decrease in impairment loss of long-term investments of US$5.7 million, and (iii) fair value loss on short-term investments of US$2.4 million in 2022, compared to fair value gain of US$0.4 million in 2023.

Share of Loss from an Equity Investee

Our share of loss of an equity investee was US$0.1 million in 2022 and 2023. Our share of losses of an equity investee is primarily associated with net losses from our joint venture with VGI Global Media Plc in Thailand that was set up in May 2019.

Income Tax Expense

We recorded an income tax expense of US$1.6 million and US$0.6 million in 2022 and 2023, respectively. The higher income tax expense in 2022 was mainly in relation to the deferred tax liabilities for the undistributed earnings in our VIE and its subsidiaries in the PRC.

Net Loss from continuing operations

As a result of the foregoing, our net loss from continuing operations decreased from US$43.7 million in 2022 to US$13.7 million in 2023.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2(al) to our consolidated financial statements included elsewhere in this annual report.

ITEM 5B.LIQUDITY AND CAPITAL RESOURCES

During the reporting period, our principal sources of liquidity have been cash generated from our operating activities and proceeds from bank borrowings. As of December 31, 2024, we had US$19.6 million in cash and cash equivalents, restricted cash of US$140, and borrowing capacity of US$1.9 million under our revolving credit facilities of a total principal amount of US$7.6 million. As of December 31, 2024, our cash and cash equivalents primarily consisted of cash on hand, cash held at bank, and time deposits placed with banks or other financial institutions, which have original maturities of three months or less. We closely monitor our cash balance and future payments obligations by preparing monthly management account and regular fund reports to provide a timely overview of our overall cash position and liquidity and risk control measurements. Such reports will be reviewed by our chief financial officer. In addition, we have adopted a stringent cash management policy. We also regularly monitor our current and expected liquidity requirements to ensure that we maintain sufficient cash balances to meet our liquidity needs.

Our board of directors has reviewed our current cash position and cash flow projections prepared by the management. Taking into account the disposal of certain loss-making businesses which hindered our operational efficiency, alongside the ongoing implementation of cost-saving measures such as streamlining business operations and reducing operating expenses, we believes that we will have sufficient working capital and liquidity for continuous operation.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2022	2023	2024

	(US$ in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities from continuing operations	(11,327)	(11,361)	(12,493)
Net cash provided by/(used in) operating activities from discontinued operations	82,431	(8,065)	(9,336)
Net cash provided by/(used in) operating activities	71,104	(19,426)	(21,829)
Net cash used in continuing investing activities	(4,924)	(1,960)	(1,813)
Net cash provided by discontinued investing activities	947	973	812
Net cash used in investing activities	(3,977)	(987)	(1,001)
Net cash (used in)/provided by continuing financing activities	(7,749)	160	(34,992)
Net cash used in discontinued financing activities	(29,540)	(6,249)	(1,533)
Net cash used in financing activities	(37,289)	(6,089)	(36,525)
Effect of foreign exchange rate changes	(2,130)	(1,273)	1,472
Net increase/(decrease) in cash and cash equivalents and restricted cash	29,838	(26,502)	(59,355)
Cash and cash equivalents and restricted cash at the beginning of year	77,589	105,297	77,522
Cash and cash equivalents and restricted cash at the end of year	105,297	77,522	19,639
Less: cash and cash equivalents of discontinued operations	(39,310)	(36,516)	—
Cash and cash equivalents and restricted cash at the end of year	65,987	41,006	19,639

Operating Activities

Net cash used in operating activities amounted to US$21.8 million in 2024, which comprised a net cash outflow in continuing operations of US$12.5 million and a net cash outflow in discontinued operations of US$9.3 million.

Net cash used in operating activities amounted to US$19.4 million in 2023, which comprised a net cash outflow in continuing operations of US$11.4 million and a net cash outflow in discontinued operations of US$8.1 million.

Net cash provided by operating activities amounted to US$71.1 million in 2022, which comprised a net cash outflow in continuing operations of US$11.3 million and a net cash inflow in discontinued operations of US$82.4 million.

Investing Activities

Net cash used in investing activities in 2024 was US$1.0 million, which comprised a net cash outflow in continuing operations of US$1.8 million and a net cash inflow in discontinued operations of US$0.8 million.

Net cash used in investing activities in 2023 was US$1.0 million, which comprised a net cash outflow in continuing operations of US$2.0 million and a net cash inflow in discontinued operations of US$1.0 million.

Net cash used in investing activities in 2022 was US$4.0 million, which comprised a net cash outflow in continuing operations of US$4.9 million and a net cash inflow in discontinued operations of US$0.9 million.

Financing Activities

Net cash used in financing activities in 2024 was US$36.5 million, which comprised a net cash outflow in continuing operations of US$35.0 million and a net cash outflow in discontinued operations of US$1.5 million.

Net cash used in financing activities in 2023 was US$6.1 million, which comprised a net cash inflow in continuing operations of US$0.2 million and a net cash outflow in discontinued operations of US$6.2 million.

Net cash used in financing activities in 2022 was US$37.3 million, which comprised a net cash outflow in continuing operations of US$7.7 million and a net cash outflow in discontinued operations of US$29.5 million.

Credit Facilities

In March 2019, we entered into a facility agreement with a commercial bank, which provides for a one-year factoring loans of HK$24.0 million (US$3.1 million). We provide corporate guarantee and accounts receivable as pledge to secure our obligations under this revolving loan. The interest rate of this loan facility was at 4.25% per annum over 1-month Hong Kong Interbank Offered Rate (“HIBOR”) for loan in HK$, 2.00% per annum over 1-month HIBOR for loan in RMB, or 4.25% per annum over 1-month London Interbank Offered Rate (“LIBOR”) for loan in US$. The interest rate of facilities in US$ was amended to 4.32% over US$ reference rate from April 2022. In March 2024, this facility amount of the loan was subsequently amended, which provides for a one-year factoring loans of HK$11.7 million (US$1.5 million). As of December 31, 2024, the total outstanding amount of the revolving loan was HK$1 thousand (US$140).

In October 2019, we entered into a one-year facility agreement for working capital loans with a commercial bank, which provides for (i) US$15.0 million standby documentary credit facilities, (ii) US$10.0 million combined limit for pre-shipment buyer loan and revolving loan, and (iii) US$1.0 million overdraft facilities. We provide corporate guarantee and bank deposits as pledge to secure our obligations under these loan facilities. In March 2021, this loan was subsequently amended, which provides for (i) US$15.0 million combined limit for pre-shipment buyer loan and post-shipment buyer loan, (ii) US$6.0 million revolving loan, and (iii) US$1.0 million overdraft facilities. For the pre-shipment buyer loan and post-shipment buyer loan, the interest rate is at either (i) HIBOR plus 3.85% per annum if the loan is drawn down in HK$, or (ii) LIBOR plus 3.85% per annum if the loan is drawn down in US$. For the revolving loan, the interest rate is at either (i) HIBOR plus 4.25% per annum if the loan is drawn down in HK$, or (ii) LIBOR plus 4.25% per annum if the loan is drawn down in US$. For the overdraft facility, the interest rate is at the bank’s US$ best lending rate. From April 2022, interest rate of the pre-shipment buyer loan and post-shipment buyer loan in US$ was amended to 3.95% over US$ reference rate, and interest rate of the revolving loan in US$ was amended to 4.35% over US$ reference rate. In March 2024, this loan was subsequently amended, which provides for (i) US$7.5 million combined limit for pre-shipment buyer loan and post-shipment buyer loan, (ii) US$0.5 million overdraft facilities. We had no outstanding balance under these loan facilities as of December 31, 2024.

In May 2024, we entered into a facility agreement for working capital loans with a commercial bank, which provides for a one-year non-revolving loan of RMB10.0 million (US$1.4 million). The interest rate of this loan facility is LPR minus 0.25%. As of December 31, 2024, the total outstanding amount of this loan was RMB5.0 million (US$0.7 million).

In June 2024, we entered into facility agreements for working capital loans with a commercial bank, which provides for a total of one-year non-revolving loan of RMB9.0 million (US$1.2 million) until June 2025. The interest rate of this loan facility is LPR minus 0.15%. As of December 31, 2024, the total outstanding amount of this loan was RMB9.0 million (US$1.2 million).

As of December 31, 2022 and December 31, 2023, certain financial covenant (minimum quarterly EBITDA as defined in the banking facilities agreements) as set out in these loan agreements had been breached. We have obtained waiver letter such that the bank would not demand immediate repayment.

Out of our banking facilities of US$59.3 million, US$9.0 million and US$7.6 million available as of December 31, 2022, 2023 and 2024, respectively, US$1.6 million, US$2.0 million and US$1.9 million have been utilized by us as of December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, total unutilized revolving, service trade and term loan facilities amounted to US$0.5 million, US$4.5 million and US$0.7 million (as of December 31, 2023: US$0.5 million, US$4.5 million and US$2.1 million, respectively). Total undrawn facilities available for drawdown as of December 31, 2024, net of bank deposits that would need to be pledged as restricted cash upon utilization of the facilities, amounted to US$0.7 million.

Other than those shown in “—Credit Facilities,” we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024.

Capital Expenditures

We made capital expenditures of US$0.1 million, US$0.1 million and US$0.1 million in 2022, 2023 and 2024, respectively. In these periods, our capital expenditures were mainly used for the purchase of property and equipment. We will continue to make capital expenditures to support our business.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our short-term debts, consisting of bank borrowings and operating lease obligations.

	Total	Less than 1 Year
	(US$in thousands)
Short-term debts	1,933	1,933

We incurred net loss from continuing operations of US$43.7 million, US$13.7 million and US$24.0 million in 2022, 2023 and 2024, respectively. As of December 31, 2023 and 2024, we had accumulated deficits of US460.8 million and US$489.4 million, respectively. We also had operating cash outflows from continuing operations of US$11.3 million, US$11.4 million and US$12.5 million in 2022, 2023 and 2024, respectively.

Holding Company Structure

Amber International Holding Limited is a Cayman Islands exempted limited liability company, used as a holding company with no material operations of its own. We conduct our operations primarily through our wholly-owned subsidiaries and other consolidated entities in Hong Kong, Singapore, Dubai and the PRC. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the accounting standards and regulations of Hong Kong, Singapore, Dubai and the PRC.

Harry Elias Partnership LLP, our counsel as to Singapore law, has advised us that the governing legislation for the distribution of dividends in Singapore is the Companies Act 1967 of Singapore (the “Companies Act”). Under Section 403(1) of the Companies Act, a Singapore company is only allowed to pay dividends out of profits and there are certain restrictions on the use of profits for the purposes of dividend declaration. Firstly, pursuant to Section 403(1A) of the Companies Act, any profits of a company applied towards the purchase or acquisition of its own shares pursuant to the share buyback provisions under the Companies Act cannot be payable as dividends to the shareholders. However, under Section 403(1B) of the Companies Act the foregoing restriction does not apply to any part of the proceeds received by the company as consideration for a sale or disposal of its treasury shares which the company has applied towards the profits of the company. Further, pursuant to Section 403(1C) of the Companies Act, any gains derived from the sale of or disposal of treasury shares cannot be payable as dividends to the shareholders of the company. In addition to complying with the Companies Act, the payment of dividends must also be in accordance with the company’s constitution and the generally acceptable accounting principles in Singapore.

Taylor Wessing, our counsel as to Hong Kong law, has advised us that under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us as a company incorporated in Cayman Islands. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong. A Hong Kong company is, however, subject to the requirement under the Companies Ordinance of Hong Kong that it may only make a distribution out of profits available for distribution or other distributable reserves.

ITEM 5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

See “Item 4. Information On the Company—B. Business Overview—License” and “—Intellectual Property.”

ITEM 5D. TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial condition.

ITEM 5E. Critical Accounting Estimates

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

Based on the periodic impairment tests conducted for the year ended December 31, 2022, the carrying value of the reporting unit exceeded the fair value and indicating that the goodwill was fully impaired for both Marketing Solutions and Enterprise Solutions reporting units. As of December 31, 2022, our goodwill was fully impaired. There was no goodwill for the year ended and as of December 31, 2023 and 2024.

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

We recorded impairment of US$0.2 million, US$1.0 million and US$0.6 million on fixed assets, right-of-use assets and intangible assets, respectively, for the year ended December 31, 2022, as a result of (i) decline in marketers’ advertising budgets, and the potential liquidity issue and the difficulty to settle trade debts, due to the slowdown of China’s entire advertising sector growth as a result of changing regulatory environment, and unpredictable macro environment continued at post-pandemic era in which marketers are still cautious on advertising spending; and (ii) larger scale of strategic unwind lower margin, higher risk clients under Marketing Solutions segment because of the difficulty in obtaining additional equity financing from the capital market and debt financing from banks, which lead to the execution of balancing working capital management and business growth. We recorded impairment of US$0.2 million, US$1.1 million and US$0.4 million on fixed assets, right-of-use assets and intangible assets, respectively, for the year ended December 31, 2023, as a result of net losses during the year. We recorded impairment of nil, US$0.1 million and nil on fixed assets, right-of-use assets and intangible assets, respectively, for the year ended December 31, 2024, mainly driven by long-lived assets acquired by a loss making subsidiary during the year.

Impairment assessment of investments in equity securities without readily determinable fair value

Nature: We measure certain financial instruments at fair value on a nonrecurring basis, consisting primarily of our equity securities without readily determinable fair value. These investments are accounted for under the measurement alternative and are measured at cost, less impairment, subject to upward and downward adjustments resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. These adjustments require quantitative assessments of the fair value of equity securities, primarily using a market approach. These investments are also evaluated for impairment, based on qualitative factors and events including (i) adverse performance of investees; (ii) adverse industry developments affecting investees; and (iii) adverse regulatory, social, economic or other developments affecting investees and (iv) valuation methods and key valuation assumptions and data used in estimating the impairment amounts. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we recognize an impairment loss in net income equal to the difference between the carrying value and fair value. We recognized impairment losses of US$6.7 million, US$1.0 million and US$3.5 million for the years ended December 31, 2022, 2023 and 2024, respectively.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Michael Wu	36	Chairman of the Board
Wayne Huo	36	Chief Executive Officer and Director
Wing Hong Sammy Hsieh	52	Director
Lub Bun Chong	58	Director
Philip Kan	69	Director
Wing Wai Winson Ip	46	Director
Josephine Ngai Yuk Chun	49	Chief Financial Officer
Terence Li	48	Chief Strategy Officer

Mr. Michael Wu has served as our chairman of the board of directors since March 2025. Mr. Wu is a co-founder of Amber Group and has served as its chief executive officer since the founding of Amber Group, and as a director of Amber DWM since February 2024. Prior to founding Amber Group, Mr. Wu served as a portfolio manager at Arete Capital Partners from March 2017 to December 2017. Prior to that, he served as an FX & rates trader at Morgan Stanley from June 2013 to February 2017. Mr. Wu received his bachelor’s degree in economics from Dartmouth College in 2013.

Mr. Wayne Huo has served as our chief executive officer and a director since March 2025. Mr. Huo is a co-founder of Amber Group and served as its chief operating officer since the founding of Amber Group. Mr. Huo has also served as a director of Amber DWM since February 2024 and as its chief executive officer since November 2024. Prior to founding Amber Group, Mr. Huo served as an FX option trader at Morgan Stanley from February 2014 to August 2015. Mr. Huo received his bachelor’s degree in applied mathematics, finance & economics from University of Toronto in 2012 and his master’s degree in mathematical finance from New York University in 2013.

Mr. Wing Hong Sammy Hsieh is our director and served as our chief executive officer from 2009 to 2019. Mr. Hsieh is currently an independent director of Black Spade Acquisition II Co (NASDAQ: BSII). Prior to founding our company, Mr. Hsieh held senior positions in a number of prominent technology companies. Mr. Hsieh was general manager for Asia Pacific at Efficient Frontier (now an Adobe company), a leading digital performance marketing company in 2008. Prior to that, Mr. Hsieh was a director of Search Marketing at Yahoo Hong Kong during 2000 to 2008, during which he oversaw the business operations, including sales, marketing, business development and product management. Mr. Hsieh also held various sales and marketing positions at the LVMH Group and British American Tobacco earlier in his career. Mr. Hsieh received his bachelor’s degree in economics from the University of California, Los Angeles.

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

Mr. Wing Wai Winson Ip has served as our director since June 2024. Mr. Ip has more than 20 years of experience in financial and operational management, compliance and ESG management, investment, merger and acquisition, investor relations, accounting and auditing. Currently, he is an independent non-executive director and the chairperson of the audit committee of Deewin Tianxia Co., Ltd (2418.HK) from 2021. He was an independent non-executive director and an audit committee member of 8088 Investment Holdings Limited (8088.HK) from 2020 to 2022. He served as an executive director of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (8095.HK) and then served as a non-executive director of Beijing Beida Jade Bird Universal Sci-Tech Company Limited from 2018 to 2021. He has held multiple leadership positions, including as the chief financial officer at Sincere Watch (Hong Kong) Limited (444.HK) from 2020 to 2021, the chief financial officer and company secretary of Huili Resources (Group) Limited (1303.HK) from 2011 to 2019, and the vice president of King Stone Energy Group Limited (663.HK) from 2010 to now. He had also worked at KPMG. Mr. Ip obtained his bachelor of business administration in accounting from The Hong Kong University of Science and Technology in 2000 and is currently a member of the Hong Kong Institute of Certified Public Accountants.

Ms. Josephine Ngai Yuk Chun has served as our chief financial officer since March 2024. Before that, Ms. Ngai was a vice president, finance and group financial controller of the Group. Ms. Ngai has been an independent director of Man Shun Group (Holdings) Limited (HKEX:1746) since June 2024. Prior to joining iClick, Ms. Ngai served in auditing capacity at Big Four accounting firm and senior management roles in conglomerates listed on the Hong Kong Stock Exchange. She received a bachelor’s degree in accounting from the Hong Kong Polytechnic University and an EMBA degree from the Chinese University of Hong Kong. Ms. Ngai is a Member of the Hong Kong Institute of Certified Public Accountants.

Mr. Terence Li has served as our chief strategy officer since March 2025. Mr. Li served as our chief strategy advisor from January 2022 to February 2025. He served as a director and chief financial officer of our Company from 2019 to 2022, and head of finance in 2018. Mr. Li has approximately 25 years of experience in financial management, investment, and business operations. Prior to joining us, Mr. Li served in management roles and advisory capacities at several start-ups, in addition to financial management and fundraising roles. Mr. Li was a Vice President with our Series A investor, Sumitomo Corporation Equity Asia, and served on our board of directors between 2009 and 2013. Mr. Li also worked at PricewaterhouseCoopers, specializing in M&A due diligence and cross border tax and deal structuring projects. Mr. Li received his bachelor’s degree in accounting from the HK Polytechnic University and an MBA with Distinction and Dean’s List honors from Oxford University’s Saïd Business School. Mr. Li is a Fellow Member of ACCA, a Member of HKICPA, and a Chartered Financial Analyst.

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

Non-Competition and Non-Solicitation

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and at least for six months following the last date of employment, unless otherwise agreed. Specifically, during such term each executive officer has agreed not to (i) directly or indirectly engage or involve in any business which is in competition with us; (ii) directly or indirectly canvass or solicit from our clients any goods or services similar to ours; and (iii) entice, endeavor to entice, persuade or procure away any of our employees.

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

B.	Compensation of Directors and Executive Officers

For the year ended December 31, 2024 we paid an aggregate of approximately US$0.4 million in cash to our executive officers, and we paid an aggregate of approximately US$0.2 million to our non-executive directors. Subject to the requirements under the applicable laws, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Share Incentive Plans

2018 Plan

Under the 2018 Plan, the maximum number of ordinary shares that may be issued to the beneficiaries is 2,398,137. As of March 31, 2025, options to purchase 85,195 ordinary shares were outstanding, including vested and unexercised options to purchase 85,195 ordinary shares.

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

The following table summarizes, as of March 31, 2025, the outstanding options granted under the 2018 Plan to our directors, executive officers and other grantees.

Ordinary Shares
Underlying
	Outstanding	Exercise Price
Name	Options	(US$/Share)	Grant Date	Expiration Date
Grantees	*	0.2687—8.1290	August 1, 2015 to January 1, 2017	June 10, 2025 to January 1, 2027
*	Less than 1% of our total outstanding ordinary shares.

Post-IPO Plan

Under our Post-IPO Plan, previously named as 2017 Share Incentive Plan, which became effective in December 2017, is to promote the success of our business. On September 22, 2018, August 31, 2020, February 26, 2021 and December 31, 2021, our board of directors approved an increase of 1,500,000 Class A ordinary shares, 1,000,000 Class A ordinary shares, 1,000,000 Class A ordinary shares, and 1,500,000 Class A ordinary shares, respectively, to the award pool under the Post-IPO Plan. As a result, the maximum number of ordinary shares which may be issued pursuant to all awards under the Post-IPO Plan will initially be 6,000,000 Class A ordinary shares, plus an annual increase on the first day of each of our fiscal year during the term of the Post-IPO Plan commencing with the fiscal year beginning January 1, 2018, by an amount equal to the least of (i) 0.5% of the total number of Class A ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 150,000 Class A ordinary shares or (iii) such number of Class A ordinary shares as may be determined by our board of directors. All of such shares will be Class A ordinary shares. As of March 31, 2025, the award pool under the Post-IPO Plan is 7,091,374 Class A ordinary shares. As of March 31, 2025, 104,070 Class A ordinary shares are outstanding under our Post-IPO Plan, representing the shares underlying the unvested 104,070 restricted Class A ordinary shares units.

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

The following table summarizes, as of March 31, 2025, the outstanding restricted share units granted under the Post-IPO Plan to our directors, executive officers and other grantees.

Ordinary Shares
Underlying
	Outstanding	Exercise Price
Name	Restricted Share Units	(US$/Share)	Grant Date	Expiration Date
Winson Ip Wing Wai	*	Nil	June 24, 2024	June 24, 2034
Josephine Ngai Yuk Chun	*	Nil	April 1, 2021 to April 1, 2023	December 11, 2027
Other grantees	*	Nil	April 1, 2021 to April 1, 2023	December 11, 2027
*	Less than 1% of our total outstanding ordinary shares.

Each option, RSU and any other equity award of iClick Interactive Asia Group Limited that is outstanding and unexercised immediately prior to time as the Merger becomes effective, whether or not vested or exercisable, shall remain outstanding and shall remain subject to the terms and conditions of (a) the 2018 Share Incentive Plan, or (b) the Post-IPO Share Incentive Plan, as applicable, and any relevant award agreements applicable to such equity plans.

C.	Board Practices

Our board of directors consists of six directors, including executive directors and non-executive directors. Pursuant to our tenth amended and restated memorandum and articles of association, the size of our board of directors shall be limited to seven. Please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares—As a company incorporated in the Cayman Islands, we have adopted certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance requirements.” The powers and duties of our directors include convening general meetings and reporting our board’s work at our shareholders’ meetings, declaring dividends and distributions, determining our business and investment plans, appointing officers and determining the term of office of the officers, preparing our annual financial budgets and financial reports, formulating proposals for the increase or reduction of our authorized capital as well as exercising other powers, functions and duties as conferred by our articles of association. Our directors may exercise all the powers of our company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Committees of the Board of Directors

We are a foreign private issuer (as such term is defined in Rule 3b - 4 under the Exchange Act), and our ADSs are listed on the Nasdaq Global Market. Under Section 5615 of the Nasdaq Stock Market Rules, Nasdaq-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by Nasdaq with limited exceptions. Please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares—As a company incorporated in the Cayman Islands, we have adopted certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance requirements.” We have established an audit committee, a compensation committee, a corporate governance and nominating committee, and an investment committee under the board of directors. We have adopted a charter for each of the audit committee, compensation committee, corporate governance and nominating committee, and investment committee. Each committee’s members and functions are described below.

Audit Committee Our audit committee consists of Winson Ip Wing Wai, Lub Bun Chong, and Philip Kan, and is chaired by Winson Ip Wing Wai. Winson Ip Wing Wai, Lub Bun Chong, and Philip Kan each satisfy the “independence” requirements of the Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A 3 under the Exchange Act. We have determined that each of Winson Ip Wing Wai and Lub Bun Chong qualify as “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee Our compensation committee consists of Michael Wu and Wing Hong Sammy Hsieh, and is chaired by Michael Wu. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee Our corporate governance and nominating committee consists of Philip Kan, Wayne Huo and Wing Hong Sammy Hsieh, and is chaired by Philip Kan. Philip Kan satisfies the “independence” requirements of the Listing Rules of the Nasdaq Stock Market. The corporate governance and nominating committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

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

Investment Committee Our investment committee consists of Lub Bun Chong, Wayne Huo and Wing Hong Sammy Hsieh, and is chaired by Lub Bun Chong. The investment committee oversees the Company’s investment transactions, management, policies and guidelines. The investment committee will be responsible for, among other things:

●	review and recommend to the Board for its approval of the Company’s overall investment policy and guidelines;
●	approve transactions to be conducted by the Company and/or its subsidiaries or variable interest entity in line with the Company’s strategic plans and for purposes of the long term development of the Company; and
●	review the performance and compliance of each transaction conducted by the Company and/or its subsidiaries or variable interest entity with the Company’s investment policy and guidelines.

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

Terms of Directors and Officers

Pursuant to our tenth amended and restated memorandum and articles of association, a majority of our directors then in office shall have the power from time to time to appoint any person as director to fill a casual vacancy on the board or as an addition to the existing board (subject to the maximum size limit). Any director so appointed by the board shall hold office only until the next following annual general meeting and shall then be eligible for re-election or re-appointment by the board of directors. We may by ordinary resolution of our shareholders appoint any person to be a director. Our directors will not be subject to a term of office and will hold their offices until such time as they are removed from office by an ordinary resolution of our shareholders at any time before the expiration of his period of office notwithstanding anything in our tenth amended and restated memorandum and articles of association or in any agreement between us and such director (but without prejudice to any claim for damages under any such agreement), or by way of resolution of the board provided that such removal is for cause. “Cause” shall mean a conviction for a criminal offence involving dishonesty or engaging in conduct which brings the director or us into disrepute or which results in material financial detriment to us. In addition, the office of any of our directors shall be vacated if the director (a) resigns his office by notice in writing delivered to us at the office or tendered at a meeting of the board of directors; (b) becomes of unsound mind or dies; (c) without special leave of absence from our board of directors, is absent from meetings of the board for three consecutive meetings and the board of directors re-solves that his office be vacated; (d) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (e) is prohibited by law from being a director; or (f) ceases to be a director by virtue of any provision of the Statutes or is removed from office pursuant to our memorandum and articles of association. “Statues” shall mean the Companies Act (As Revised) of the Cayman Islands and every other law of the Legislature of the Cayman Islands for the time being in force applying to or affecting us and/or our tenth amended and restated memorandum and articles of association.

Pursuant to our tenth amended and restated memorandum and articles of association, the board of directors shall have a chairman of elected and appointed by a majority of the directors then in office, and any removal of chairman of the board is subject to shareholder approval by ordinary resolution.

D.	Employees

Employees

As of December 31, 2022, 2023 and 2024, we had a total of 1,209, 894 and 225 employees, respectively. The table below provides a breakdown of our employees by function as of December 31, 2024:

	Number of
	employees	% of Total
Product, technology and data engineering	21	9
Sales, business development and account management	159	71
General and administrative	45	20
Total	225	100

In 2024, we disposed of our mainland China enterprise solutions business pursuant to the share purchase agreement, dated as of July 19, 2024, by and among Tetris Media Limited, Optimix Media Asia Limited and BeihaiOne Limited at a consideration of US$80,000 (the “Enterprise Solutions Disposal”). In 2024, we also disposed of our demand side marketing solutions business in mainland China pursuant to the share purchase agreement, dated as of September 11, 2024, by and among Digital Marketing Group Limited, Optimix Media Asia Limited and SiAct Inc, at a consideration of RMB1 million or equivalents in US dollars (the “Marketing Solutions Disposal,” collectively with the Enterprise Solutions Disposal, the “Disposals”). Please refer to the current report on Form 6-K dated September 16, 2024 for more details of the Disposals. After the Disposals, we continued to operate our supply side marketing solutions in mainland China, as well as marketing solutions and enterprise solutions business in Hong Kong and overseas.

As described above, we completed the Enterprise Solutions Disposal in September 2024 and the Marketing Solutions Disposal in November 2024. In March 2025, we closed the Merger with Amber DWM. The table below provides a breakdown of our employees by function as of March 31, 2025:

	Number of
	employees	% of Total
Trading and Operations	38	12
Technology and Development	61	19
Sales and Marketing	177	54
General and Administration	50	15
Total	326	100

We enter into standard labor contracts and confidentiality agreements with our management and employees. Our success is driven by its ability to attract, motivate, train and retain qualified talent. We believe we offer our employees competitive compensation packages and fosters an environment that encourages professional growth and self-development. As a result, we have consistently attracted and retained skilled personnel while maintaining a stable and experienced core management team. We provide specific training to new employees at orientation to familiarize them with our working environment and operational procedures. We also design and implement in-house training programs tailored to each job function and set of responsibilities to enhance performance. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

In addition to salaries and benefits, we provide commission-based compensation for our sales force and performance-based bonuses for other employees. We also allow many of our employees to participate in share-based incentive plans to align their interests more closely with those of our shareholders.

None of our employees are represented by labor unions.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2025 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our total outstanding shares.

As of March 31, 2025, there were 455,689,354 ordinary shares outstanding, par value $0.001 per share, being the sum of 419,456,117 Class A ordinary shares and 36,233,237 Class B ordinary shares. The calculations in the table below are based on 452,678,650 ordinary shares outstanding as of March 31, 2025, comprising (i) 416,445,413 Class A ordinary shares, excluding the 3,010,704 Class A ordinary shares held by JPMorgan Chase Bank N.A., our depositary, underlying the share based awards reserved for issuance under our Post-IPO Plan or our 2018 Plan, and (ii) 36,233,237 Class B ordinary shares outstanding.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days as of March 31, 2025, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Ordinary Shares Beneficially Owned
	Class A	Class B
	Ordinary	Ordinary			Aggregate
	Shares	Shares	Total Ordinary Shares		Voting
	Number	Number	Number	%	Power %
Directors and Executive Officers:
Michael Wu (1)(2)	309,834,744	36,233,237	346,067,981	76.4%	92.9%
Wayne Huo	—	—	—	—	—
Wing Hong Sammy Hsieh	(i)	—	(i)	(i)%	(i)%
Lub Bun Chong	(i)	—	(i)	(i)%	(i)%
Philip Kan	(i)	—	(i)	(i)%	(i)%
Wing Wai Winson Ip	—	—	—	—	—
Josephine Ngai Yuk Chun	(i)	—	(i)	(i)%	(i)%
Terence Li	—	—	—	—	—
All directors and executive officers as a group	312,449,604	36,233,237	348,682,841	77.0%	93.1%
Principal Shareholders:
Amber Global Limited (1)	309,834,744	—	309,834,744	68.4%	20.6%
Amber Fort Limited (2)	309,834,744	36,233,237	346,067,981	76.4%	92.9%
Amber Primary Unit Holding Limited (3)	309,834,744	—	309,834,744	68.4%	20.6%

Notes:

(i)	Less than 1% of our total outstanding shares.
††

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of March 31, 2025, by the sum of (1) 452,678,650, which is the total number of ordinary shares outstanding as of March 31, 2025; and (2) the number of ordinary shares that such person or group has the right to acquire within 60 days of April 30, 2025.

††

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to 30 votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)

Represents 309,834,744 Class A ordinary shares held by Amber Global Limited. Mr. Michael Wu is deemed to be a beneficial owner of all the shares held by Amber Global Limited by virtue of his entitlement to appoint a majority of the board of directors of Amber Global Limited. Amber Global Limited is a Cayman Islands company with its registered address at Vistra (Cayman) Limited, P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

(2)

Represents (i) 309,834,744 Class A Ordinary Shares held by Amber Global Limited, and (ii) 36,233,237 Class B Ordinary Shares held by Amber Fort Limited. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Each Class B Ordinary Share is entitled to 30 votes per share, and each Class A Ordinary Share is entitled to one vote per share. Amber Fort Limited may be deemed to be a beneficial owner of all the shares held by Amber Global Limited by virtue of its entitlement to appoint a majority of the board of directors of Amber Global Limited jointly with Amber Primary Unit Holding Limited. The registered address of Amber Fort Limited is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(3)

Represents 309,834,744 Class A ordinary shares held by Amber Global Limited. Amber Primary Unit Holding Limited may be deemed to be a beneficial owner of all the shares held by Amber Global Limited by virtue of its entitlement to appoint a majority of the board of directors of Amber Global Limited jointly with Amber Fort Limited. Amber Primary Unit Holding Limited is a British Virgin Islands company with its registered address at Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2025, 38,456,732 or 8.5% of our ordinary shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Except for the Disposals, there were no transactions nor balances with related parties as of and for the years ended December 31, 2022, 2023 and 2024 and up to the date of this annual report.

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

The following are summaries of material provisions of our tenth amended and restated memorandum and articles of association, as well as the Companies Act (Revised) insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our tenth amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

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

Voting Rights. Our share capital is currently divided into Class A ordinary shares and Class B ordinary shares. On a show of hands each shareholder is entitled to one vote or, on a poll, each Class A ordinary share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall be entitled to thirty (30) votes on all matters subject to vote at general meetings of the Company. Unless otherwise required under the laws of the Cayman Islands, Class A ordinary shares and Class B ordinary shares shall vote together as a single class.

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

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes attached to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of votes cast attached to the ordinary shares. Both ordinary resolutions and special resolutions may also be passed by unanimous written resolutions signed by all the shareholders of our company, as permitted by the Companies Act and our tenth amended and restated memorandum and articles of association. An ordinary resolution will be required for important matters including appointment or removal of the chairman of the board of directors, or removal of any directors (other than “for cause”), etc. A special resolution will be required for fundamental matters including a change of control event, and statutory matters such as merger, a change of name, making changes to our memorandum and articles of association or other matter as required under the laws of the Cayman Islands.

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

Issuance of Additional Shares. Our tenth amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our tenth amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

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

Anti-Takeover Provisions. Some provisions of our tenth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our tenth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

General Meetings of Shareholders and Shareholder Proposals. Our shareholders’ general meetings may be held in such place within or outside the Cayman Islands as our board of directors considers appropriate.

As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. Our tenth amended and restated memorandum and articles of association provide that we shall in each year hold a general meeting as our annual general meeting.

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

The following summary of the material Cayman Islands, Hong Kong, Singapore and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, Hong Kong, Singapore and the United States.

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

Hong Kong Taxation

Taylor Wessing, our counsel as to Hong Kong law, has advised us that under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the ADSs.
●	Revenues gains from the sale of the ADSs by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.
●	Gains arising from the sale of the ADSs, where the purchases and sales of such ordinary shares are effected outside of Hong Kong such as, for example, in the Cayman Islands, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Inland Revenue Department of Hong Kong, dividends paid on our ordinary shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the ADSs.

Singapore Taxation

Harry Elias Partnership LLP, our counsel as to Singapore law, has advised us that there shall also be exempt from income tax any dividends paid on or after January 1, 2008 by any company resident in Singapore. Hence, the shareholders of a company resident in Singapore (“Singapore tax resident company”) are tax-exempt on their dividend income paid by such Singapore tax resident company. Being “resident in Singapore”, in relation to a company, means a company where the control and management of its business is exercised in Singapore. Goods and Services Tax (“GST”) is a broad-based consumption tax levied on the import of goods (collected by the Singapore Customs), as well as nearly all supplies of goods and services in Singapore. Issue, allotment or transfer of shares are exempt from GST. GST shall also not be chargeable on dividend payments on the basis that they should not be regarded as any supply of goods or services under the Goods and Services Tax Act 1993 of Singapore.

PRC Taxation

Jingtian & Gongcheng, our counsel as to PRC law, has advised us that generally, our consolidated VIE entities, our PRC subsidiary, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. High and new technology enterprises (“HNTE”) will enjoy a preferential enterprise income tax rate of 15% under the EIT Law. Our certain subsidiaries in the PRC, which are qualified as a HNTE under the EIT Law, are eligible for a preferential enterprise income tax rate of 15% for a period of three years so long as these entities obtain approval from relevant tax authority if they are profitable during the period.

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

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of ordinary shares or ADSs. In particular, this summary is directed only to U.S. Holders that hold ordinary shares or ADSs as capital assets and does not address all of the tax consequences to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax exempt entities, partnerships (including any entities treated as partnerships for U.S. tax purposes) and the partners therein, holders that own or are treated as owning 10% or more of our shares (measured by voting power or value), persons engaged in a trade or business in Hong Kong or Singapore, persons holding ordinary shares or ADSs as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or non-U.S. taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of ordinary shares or ADSs.

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

For this purpose, cash generally is treated as a passive asset. Goodwill is treated as an active asset under the PFIC rules to the extent attributable to activities that produce active income. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is not entirely clear, we treat our consolidated variable interest entity as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with the entity.

Based on our financial statements, the manner in which we conduct our business, the trading price of our ADSs, the value and nature of our assets and the sources and nature of our income, we believe we were a PFIC for our prior taxable year. Additionally, there is a significant risk that we will be a PFIC for our current taxable year and in future taxable years. The determination of whether we are a PFIC is made annually after the close of each taxable year. This determination is based on the facts and circumstances at that time, some of which may be beyond our control, such as the amount and composition of our income and the valuation and composition of our assets, including goodwill and other intangible assets, as implied by the market price of our ADSs and ordinary shares. In particular, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs and/or ordinary shares may cause us to be a PFIC for the current or subsequent taxable years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes, or if it were determined that we do not own the stock of the consolidated variable interest entity for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase.

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

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or ordinary shares to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

A holder that is a foreign corporation or a non-resident alien individual may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

I.	Subsidiary Information

For a list of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debts, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us. For U.S. dollars against Renminbi in term of average monthly exchange rate, there was appreciation of approximately 3.2%, appreciation of approximately 5.0% and appreciation of approximately 1.6% in 2022, 2023 and 2024, respectively.

Certain of our operating activities are transacted in HK dollars. We consider the foreign exchange risk in relation to transactions denominated in HK dollars with respect to U.S. dollars is not significant as HK dollar is pegged to U.S. dollar.

Interest Rate Risk

Our main interest rate exposure relates to bank borrowings. We also have interest-bearing assets, including cash and cash equivalents, short-term investments and restricted cash. We manage our interest rate exposure with a focus on reducing our overall cost of debt. 100% of the aggregate principal outstanding amount of our bank borrowings as of December 31, 2024 was at floating rates.

As of December 31, 2024, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, our net loss would have been US$0.02 million higher/lower, respectively. These were mainly as a result of higher/lower interest expense for our bank borrowings at floating rates.

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

E. Use of Proceeds

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

Attestation Report of the Independent Registered Public Accounting Firm

Pursuant to Regulation S-K Item 308(b), this annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting in the year ended December 31, 2024, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.[Reserved]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Wing Wai Winson Ip and Lub Bun Chong are our audit committee financial experts. Each of them satisfies the independent requirements of the Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act.

ITEM 16B.CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees. We have filed our currently effective code of business conduct and ethics as an exhibit to our annual report on Form 20-F, and posted a copy of our code of business conduct and ethics on our investor relations website at http://ir.i-click.com.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers and WWC. P.C., our independent registered public accounting firms, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	2023	2024

	(US$ in thousands)
Audit fees (1)	1,207	360
Tax fees (2)	18	—
Audit related fees (3)	83	80
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

The policy of our audit committee is to pre-approve all audit and other service provided by PricewaterhouseCoopers and WWC. P.C. as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Company engaged WWC. P.C. Certified Professional Accountants (“WWC”) as our independent registered public accounting firm, effective September 30, 2024. The appointment of WWC was approved by the audit committee of the board of directors of the Company. On September 30, 2024, PricewaterhouseCoopers (“PwC”), our former independent registered public accounting firm, declined to stand for re-election.

The reports of PwC on the Company’s consolidated financial statements for the fiscal years ended December 31, 2023 and 2022 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle, except in the year ended December 31, 2023, the report included an emphasis of matter paragraph regarding the Company’s continuing losses from operations, accumulated deficits and operating cash outflows, decreasing cash and cash equivalents and breaching of certain financial covenants set out in one of the loan agreements, together with the Company’s evaluation of the conditions and events and the Company’s plans to mitigate these matters.

During the fiscal years ended December 31, 2023 and 2022 and the subsequent interim period through September 30, 2024, there have been (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused them to make reference thereto in their reports on the Company’s consolidated financial statements for such years, and (ii) no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F), except for the two material weaknesses identified relate to (1) the lack of sufficient accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements, and (2) the lack of an up-to-date manual of accounting policies and procedures to facilitate preparation of U.S. GAAP financial statements, which could result in adjustments to U.S. GAAP not identified in a timely and complete manner, causing material misstatements in the Company’s financial reporting as disclosed under Item 15 of the Company’s annual report on Form 20-F for the fiscal years ended December 31, 2023 and 2022.

The audit committee of the board of directors discussed the two material weaknesses with PwC and the Company has authorized PwC to respond fully to inquiries of the successor auditor regarding the two material weaknesses.

We have provided PwC with a copy of the disclosures it is making in response to this Item 16F of this annual report on Form 20-F and requested that PwC furnish us with a letter addressed to the SEC indicating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of PwC’s letter dated April 29, 2025, is filed hereto as Exhibit 16.1 to this annual report.

During the fiscal years of ended December 31, 2023 and 2022 and the subsequent interim period through September 30, 2024, neither the Company nor anyone acting on its behalf consulted with WWC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company nor was oral advice provided that WWC concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) and the related instructions), or a reportable event (as defined in Item 16F(a)(1)(v) of Form 20-F).

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

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

We have adopted an insider trading policy (the “Insider Trading Policy”), which governs the purchase, sale and other dispositions of our securities by our directors, executive officers and employees. Insider Trading Policy aims to promote compliance with applicable insider trading laws, rules and regulations, and the Nasdaq listing standards. A copy of our Insider Trading Policy is filed as Exhibit 11.2 to this Annual Report.

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

We handle the assessment, identification, and management of cybersecurity risks in-house, without the use of third-party service providers. In 2024, we did not have any cybersecurity incidents that have materially affected or are reasonably likely to materially affect our business, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry.”

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

ITEM 18.FINANCIAL STATEMENTS

See pages beginning on page F-1 in this annual report.

ITEM 19.EXHIBITS

Exhibit Number	Description of Document

1.1*	Tenth Amended and Restated Memorandum and Articles of Association, as currently in effect

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.4)

2.2*	Registrant’s Specimen Certificate for Class A Ordinary Shares

2.3*	Description of the Rights of Ordinary Shares and ADSs

2.4

Form of Amendment No.1 to Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit (a)(2) to the Post-effective Amendment No. 1 to Form F-6 Registration Statement (file No. 333-221860) filed with the Securities and Exchange Commission on October 31, 2022)

2.5

Post-effective Amendment No.1 to Form F-6 Registration Statement under the Securities Act of 1933 for Depositary Shares Evidenced by American Depositary Receipts (file No. 33-221860) filed with the Securities and Exchange Commission on October 31, 2022

4.7*	Form of Indemnification Agreement with Executive Officers and Directors

4.8

Form of Employment Agreement and One Way Non-disclosure Agreement with Executive Officers (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

4.9

Post-IPO Share Incentive Plan, as amended and restated on February 26, 2021 (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form S-8 (file No. 333-253596) filed with the Securities and Exchange Commission on February 26, 2021)

4.11

Agreement and Plan of Merger, dated as of November 29, 2024, by and among the Registrant, Overlord Merger Sub Ltd., and Amber DWM Holding Limited (incorporated by reference to Exhibit 99.2 to Form 6-K (file No. 001-38313) filed with the Securities and Exchange Commission on November 29, 2024)

4.12

Amendment, Waiver and Framework Agreement, dated as of March 12, 2025, by and among iClick Interactive Asia Group Limited, Amber DWM Holding Limited, Overlord Merger Sub Ltd., Amber Global Limited and WhaleFin Technologies Limited (incorporated by reference to Exhibit 99.2 to Form 6-K (file No. 001-38313) filed with the Securities and Exchange Commission on March 12, 2025)

4.14

Intercompany Services Agreement, dated as of March 12,2025, by and among Amber Match Limited and WhaleFin Technologies Limited (incorporated by reference to Exhibit 99.4 to Form 6-K (file No. 001-38313) filed with the Securities and Exchange Commission on March 12, 2025)

8.1*	Subsidiaries of the Registrant

11.1*	Code of Business Conduct and Ethics of the Registrant

11.2*	Statement of Policies Governing Material Non-public Information and Prevention of Insider Trading of the Registrant

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Travers Thorp Alberga

15.2*	Consent of Jingtian & Gongcheng

15.3*	Consent of Commerce & Finance Law Offices

15.4*	Consent of Harry Elias Partnership LLP

15.5*	Consent of Taylor Wessing

15.6*	Consent of WWC, P.C.

15.7*	Consent of PricewaterhouseCoopers

16.1*	Letter from PricewaterhouseCoopers to the Securities and Exchange Commission

97.1*	Policy for the Recovery of Erroneously Awarded Compensation of the Registrant

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104.*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

Amber International Holding Limited

	By:	/s/ Wayne Huo
	Name:	Wayne Huo
	Title:	Chief Executive Officer, Director

Date: April 29, 2025

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Amber International Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Amber International Holding Limited (Previously known as iClick Interactive Asia Group Limited and its subsidiaries) (the “Company”) as of December 31, 2024, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for the year ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

We also have audited the adjustments to the 2023 and 2022 consolidated financial statements to retrospectively present discontinued operations as disclosed in Note 5 and the adoption of the change in disclosures for segment reporting as disclosed in Note 2(ak). In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2023 and 2022 consolidated financial statements of the Company other than with respect to such adjustments, accordingly, we do not express an opinion or any other form of assurance on the 2023 and 2022 consolidated financial statements taken as a whole.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

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

Revenue recognition- Specified actions

Description of the Matter

As disclosed in Note 2 to the consolidated financial statements, the Company’s total revenue is approximately $32.8 million for the year ended December 31, 2024 of which approximately $19.4 million was derived from the specified actions revenue stream.

The principal considerations that led us to determine that specified actions revenue is a critical audit matter are the significant judgment involved in determining the revenue recognition for these transactions. This determination depends on the facts and circumstances of each arrangement. Revenue generated from specified actions is recognized at a point-in-time when the company has delivered the specified actions as requested by customers. The specified actions contracts entered with customers vary in different specific terms. Consequently, the audit procedures performed to audit the specified actions revenue are customized based on the specific terms as written in each contract. This resulted in significant extent of audit effort required to obtain sufficient relevant audit evidence to address this matter and required a high degree of auditor judgement.

The primary procedures we performed to address this critical audit matter included the following, among others:

●	Obtained relevant contracts and performed assessment on revenue recognition in accordance with ASC 606 Revenue from Contract with Customers 5-step model.
●	Performed test of details on a sampling basis and inspected each contract and the relevant supporting documents.
●	Reviewed the service contracts/order to identify the specific performance obligations and vouched to various sources of audit evidence to assess the delivery of performance obligation.

/s/WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No. 1171

We have served as the Company’s auditor since 2024.

San Mateo, California

April 29, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Amber International Holding Limited (formerly known as iClick Interactive Asia Group Limited)

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Amber International Holding Limited (formerly known as iClick Interactive Asia Group Limited) and its subsidiaries (the “Company”) as of December 31, 2023, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the two years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”), before the effects of the adjustments to retrospectively reflect the effects of discontinued operations described in Note 5 and the adoption of the change in disclosures for reportable segment as described in Note 2(ak). In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively reflect the effects of discontinued operations described in Note 5 and the adoption of the change in disclosures for reportable segment as described in Note 2(ak), present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America (the 2023 financial statements before the effects of the adjustments discussed in Note 5 and Note 2(ak) are not presented herein).

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the effects of discontinued operations described in Note 5 and the adoption of the change in disclosures for reportable segment as described in Note 2(ak) and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements, before the effects of the adjustments described above, based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements, before the effects of the adjustments described above, in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

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

/s/ PricewaterhouseCoopers

Hong Kong, the People’s Republic of China

June 20, 2024

We served as the Company’s auditor from 2016 to 2024.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2024

(US$’000, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2023	2024
Assets
Current assets
Cash and cash equivalents	6	14,257	19,639
Time deposits	6	258	—
Restricted cash	7	26,749	—
Short-term investments	2(k)	1,939	6,573
Amount due from an equity investee	8(b)	6	6
Accounts receivable, net of allowance for credit losses of US$1,434 and US$2,633 as of December 31, 2023 and 2024, respectively	10	13,535	10,020
Rebates receivable		778	445
Prepaid media costs		6,332	6,287
Other current assets, net of allowance for credit losses of US$23 and US$1,376 as of December 31, 2023 and 2024, respectively	11	2,461	5,628
Current assets of discontinued operations	5	93,488	—
Total current assets		159,803	48,598

Non-current assets
Deferred tax assets	23(e)	—	—
Property and equipment, net	12	—	13
Investment in an equity investee	8(a)	218	142
Other long-term investments	9	3,179	—
Intangible assets, net	13	—	60
Right-of-use assets, net	15	54	460
Other assets, net of allowance for credit losses of US$nil and US$nil as of December 31, 2023 and 2024, respectively	11	145	324
Non-current assets of discontinued operations	5	305	—
Total non-current assets		3,901	999

Total assets		163,704	49,597

The accompanying notes are an integral part of these consolidated financial statements.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2023 AND 2024

(US$’000, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2023	2024
Liabilities and equity
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entity (“VIE”) and its subsidiaries without recourse to the Company of US$1,065 and US$1,891 as of December 31, 2023 and 2024, respectively)		4,462	5,192
Deferred revenue (including deferred revenue of the consolidated VIE and its subsidiaries without recourse to the Company of US$nil and US$5 as of December 31, 2023 and 2024, respectively)	16	7,611	8,680
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$646 and US660 as of December 31, 2023 and 2024, respectively)	17	10,157	15,726
Lease liabilities (including lease liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$64 and US$67 as of December 31, 2023 and 2024, respectively)	15	957	466
Bank borrowings (including bank borrowing of the consolidated VIE and its subsidiaries without recourse to the Company of US$1,951 and US$1,933 as of December 31, 2023 and 2024, respectively)	18	1,965	1,933
Income tax payable (including income tax payable of the consolidated VIE and its subsidiaries without recourse to the Company of US$433 and US$427 as of December 31, 2023 and 2024, respectively)		1,487	1,468
Current liabilities of discontinued operations	5	93,433	—
Total current liabilities		120,072	33,465

Non-current liabilities
Lease liabilities (including lease liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$48 and US$34 as of December 31, 2023 and 2024, respectively)	15	500	633
Deferred tax liabilities (including deferred liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$26 and US$nil as of December 31, 2023 and 2024, respectively)	23(e)	1,111	1,077
Accrued liabilities and other liabilities	17	36	40
Non-current liabilities of discontinued operations	5	733	—
Total non-current liabilities		2,380	1,750

Total liabilities		122,452	35,215

Commitments and contingencies	27	—	—

The accompanying notes are an integral part of these consolidated financial statements.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

CONSOLIDATED BALANCE SHEETS (CONTIUNUED)

AS OF DECEMBER 31, 2023 AND 2024

(US$’000, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2023	2024
Equity
Ordinary shares – Class A (80,000,000 shares authorized as of December 31, 2023 and 2024, respectively; 44,477,356 and 39,344,526 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	19	45	39
Ordinary shares – Class B (20,000,000 shares authorized as of December 31, 2023 and 2024, respectively; 5,034,427 and 5,034,427 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	19	5	5
Treasury shares (6,398,614 and 3,011,702 shares as of December 31, 2023 and 2024, respectively)	19	(28,656)	(32)
Additional paid-in capital		530,521	502,635
Statutory reserves		81	81
Accumulated other comprehensive losses		(4,069)	(305)
Accumulated deficit		(460,802)	(489,400)
Total iClick Interactive Asia Group Limited shareholders’ equity		37,125	13,023
Non-controlling interests		4,127	1,359
Total equity		41,252	14,382

Total liabilities and equity		163,704	49,597

The accompanying notes are an integral part of these consolidated financial statements.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(US$’000, except share data and per share data, or otherwise noted)

		For the years ended December 31,
	Note	2022	2023	2024
Net revenues	2(v)	46,571	36,051	32,806
Cost of revenues		(22,605)	(16,970)	(16,059)
Gross profit		23,966	19,081	16,747
Operating expenses
Research and development expenses		(1,810)	(923)	(878)
Sales and marketing expenses		(18,588)	(17,280)	(7,118)
General and administrative expenses		(16,180)	(10,838)	(26,058)
Impairment of long-lived assets		(1,844)	(1,684)	(53)
Impairment of goodwill		(9,834)	—	—
Total operating expenses		(48,256)	(30,725)	(34,107)
Operating loss		(24,290)	(11,644)	(17,360)
Interest income		711	1,162	1,083
Interest expense		(61)	(193)	(511)
Other losses, net	22	(18,417)	(2,299)	(7,210)
Loss from continuing operations before share of loss from an equity investee and income tax expense		(42,057)	(12,974)	(23,998)
Share of losses from an equity investee	8(a)	(75)	(61)	(76)
Income tax (expense)/credit	23	(1,560)	(648)	68
Net loss from continuing operations		(43,692)	(13,683)	(24,006)
Net loss attributable to non-controlling interests		1	103	71
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders		(43,691)	(13,580)	(23,935)
Discontinued operations
Loss from operations of discontinued operations		(171,856)	(25,188)	(7,666)
Income tax credit/(expense)		12,742	1	(23)
Gain on disposal of discontinued operations		—	—	2,585
Net loss from discontinued operations		(159,114)	(25,187)	(5,104)
Net loss attributable to non-controlling interests		1,930	77	32
Net loss from discontinued operations attributable to iClick Interactive Asia Group Limited’s ordinary shareholders		(157,184)	(25,110)	(5,072)
Net loss		(202,806)	(38,870)	(29,110)
Other comprehensive loss:
Change in net retirement benefits plan – prior service cost		—	(32)	—
Foreign currency translation adjustment, net of US$nil tax		(5,060)	(3)	3,749
Comprehensive loss		(207,866)	(38,905)	(25,361)
Comprehensive loss attributable to non-controlling interests		2,045	232	2,768
Comprehensive loss attributable to iClick Interactive Asia Group Limited		(205,821)	(38,673)	(22,593)
Net loss per share attributable to iClick Interactive Asia Group Limited - Basic
Continued operations	24	(0.86)	(0.26)	(0.52)
Discontinued operations	24	(3.12)	(0.49)	(0.11)
Net loss per share attributable to iClick Interactive Asia Group Limited - Diluted
Continued operations	24	(0.86)	(0.26)	(0.52)
Discontinued operations	24	(3.12)	(0.49)	(0.11)
Weighted average number of ordinary shares used in per share calculation:
- Basic	24	50,420,225	51,118,300	45,806,953
- Diluted	24	50,420,225	51,118,300	45,806,953

The accompanying notes are an integral part of these consolidated financial statements.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(US$’000, except share data and per share data, or otherwise noted)

	Ordinary shares		Treasury shares
									Total iClick
									Interactive
								Accumulated	Asia Group
	Number		Number		Additional			other	Limited	Non-
	of		of		paid-in	Accumulated	Statutory	comprehensive	shareholders’	controlling	Total
	shares	Amount	shares	Amount	capital	deficit	reserves	income/(losses)	equity	interests	equity
Balance as of December 31, 2021	47,899,942	48	2,323,802	(20,908)	525,508	(221,237)	81	860	284,352	7,237	291,589
Reissuance of treasury shares upon exercise of employee share options and vesting of RSUs	139,871	—	(139,871)	25	43	—	—	—	68	—	68
Share-based compensation expense	—	—	—	—	3,794	—	—	—	3,794	—	3,794
Issuance of shares upon vesting of RSUs	345,000	—	—	—	—	—	—	—	—	—	—
Repurchase of ordinary shares	—	—	3,659,404	(7,574)	—	—	—	—	(7,574)	—	(7,574)
Purchase of interest in a subsidiary from non-controlling interests	386,415	1	—	—	110	—	—	—	111	(833)	(722)
Net loss for the year	—	—	—	—	—	(200,875)	—	—	(200,875)	(1,931)	(202,806)
Foreign currency translation	—	—	—	—	—	—	—	(4,946)	(4,946)	(114)	(5,060)
Balance as of December 31, 2022	48,771,228	49	5,843,335	(28,457)	529,455	(422,112)	81	(4,086)	74,930	4,359	79,289

The accompanying notes are an integral part of these consolidated financial statements.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(US$’000, except share data and per share data, or otherwise noted)

	Ordinary shares		Treasury shares
									Total iClick
									Interactive
								Accumulated	Asia Group
	Number		Number		Additional			other	Limited	Non-
	of		of		paid-in	Accumulated	Statutory	comprehensive	shareholders’	controlling	Total
	shares	Amount	shares	Amount	capital	deficit	reserves	income/(losses)	equity	interests	equity
Balance as of December 31, 2022	48,771,228	49	5,843,335	(28,457)	529,455	(422,112)	81	(4,086)	74,930	4,359	79,289
Reissuance of treasury shares upon exercise of employee share options and vesting of RSUs	79,136	—	(79,136)	15	(15)	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	1,082	—	—	—	1,082	—	1,082
Issuance of shares upon vesting of RSUs	275,000	—	—	—	—	—	—	—	—	—	—
Repurchase of ordinary shares	—	—	634,415	(214)	—	—	—	—	(214)	—	(214)
Purchase of interest in a subsidiary from non-controlling interests	386,419	1	—	—	(1)	—	—	—	—	—	—
Net loss for the year	—	—	—	—	—	(38,690)	—	—	(38,690)	(180)	(38,870)
Change in net retirement benefits plan – prior service cost	—	—	—	—	—	—	—	(32)	(32)	—	(32)
Foreign currency translation	—	—	—	—	—	—	—	49	49	(52)	(3)
Balance as of December 31, 2023	49,511,783	50	6,398,614	(28,656)	530,521	(460,802)	81	(4,069)	37,125	4,127	41,252

The accompanying notes are an integral part of these consolidated financial statements.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(US$’000, except share data and per share data, or otherwise noted)

	Ordinary shares		Treasury shares
									Total iClick
									Interactive
								Accumulated	Asia Group
	Number		Number		Additional			other	Limited	Non-
	of		of		paid-in	Accumulated	Statutory	comprehensive	shareholders’	controlling	Total
	shares	Amount	shares	Amount	capital	deficit	reserves	income/(losses)	equity	interests	equity
Balance as of December 31, 2023	49,511,783	50	6,398,614	(28,656)	530,521	(460,802)	81	(4,069)	37,125	4,127	41,252
Reissuance of treasury shares upon exercise of employee share options and vesting of RSUs	769,500	—	(769,500)	50	(50)	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	732	—	—	—	732	—	732
Issuance of ordinary shares but held as treasury shares	—	—	3,335,153	(3)	3	—	—	—	—	—	—
Cancellation of repurchase of ordinary shares (Note 20)	(5,952,565)	(6)	(5,952,565)	28,577	(28,571)	—	—	—	—	—	—
Purchase of interest in a subsidiary from non-controlling interests (Note 1(a)(iii))	50,235	—	—	—	—	—	—	—	—	—	—
Deconsolidation of discontinued operations	—	—	—	—	—	409	—	—	409	(2,650)	(2,241)
Net loss for the year	—	—	—	—	—	(29,007)	—	—	(29,007)	(103)	(29,110)
Foreign currency translation	—	—	—	—	—	—	—	3,764	3,764	(15)	3,749
Balance as of December 31, 2024	44,378,953	44	3,011,702	(32)	502,635	(489,400)	81	(305)	13,023	1,359	14,382

The accompanying notes are an integral part of these consolidated financial statements.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(US$’000, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2022	2023	2024
Cash flows from operating activities
Net loss	(202,806)	(38,870)	(29,110)
Net loss from discontinued operations, net of income taxes	159,114	25,187	5,104
Net loss from continued operations, net of income taxes	(43,692)	(13,683)	(24,006)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation of property and equipment	319	137	4
Amortization of intangible assets	733	566	—
Amortization of right-of-use assets	1,328	478	129
Gains on disposals of property and equipment	(18)	(9)	—
Allowance for/(reversal of) credit losses on accounts receivable	930	(465)	1,956
Allowance for credit losses on loans and interest receivable	—	23	1,353
Share-based compensation expenses	3,794	1,082	732
Fair value losses/(gains) on short-term investments	2,422	(447)	400
Fair value gain on long-term investment	—	(179)	(308)
Impairment of goodwill	9,834	—	—
Impairment of intangible assets	590	426	—
Impairment of long-term investments	6,689	1,034	3,487
Impairment of property and equipment	240	185	—
Impairment of right-of-use assets	1,014	1,073	53
Fair value changes on contingent consideration payables	8,396	—	—
Deferred tax	1,121	506	(34)
Share of losses from an equity investee	75	61	76
Changes in operating assets and liabilities, net
Accounts receivable	(4,142)	(1,832)	1,560
Prepayments and other assets	1,549	796	(4,651)
Rebates receivables	801	(74)	333
Prepaid media costs	7,244	337	45
Accounts payable	(4,165)	515	730
Accrued liabilities and other current liabilities	(6,785)	7,446	6,057
Deferred revenue	2,854	(8,308)	585
Income tax payable	(810)	(72)	—
Income tax recoverable	(242)	(60)	(63)
Lease liabilities	(1,370)	(1,167)	(931)
Amount due from an equity investee	(36)	270	—
Net cash used in operating activities from continuing operations	(11,327)	(11,361)	(12,493)
Net cash provided by/(used in) operating activities from discontinued operations	82,431	(8,065)	(9,336)
Net cash provided by/(used in) operating activities	71,104	(19,426)	(21,829)

Cash flows from investing activities
Purchase of property and equipment	(126)	(83)	(16)
Purchase of intangible assets	—	—	(60)
(Purchase)/redemption of short-term investments	(1,710)	1,585	(2,763)
(Purchase)/disposal of other long-term investments	(6,500)	1,936	—
Redemption/(purchase) of time deposits	11,118	(248)	258
Acquisition of businesses, net of cash received	(7,742)	(5,161)	—
Proceeds from disposal of property and equipment	36	11	—
Cash inflow from disposal of discontinued operations, net of cash disposed	—	—	768
Net cash used in investing activities from discontinued operations	(4,924)	(1,960)	(1,813)
Net cash provided by investing activities from discontinued operations	947	973	812
Net cash used in investing activities	(3,977)	(987)	(1,001)

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(US$’000, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2022	2023	2024
Cash flows from financing activities
Proceeds from exercise of share options	68	—	—
Proceeds from bank borrowings	5,855	1,897	609
Repayments of bank borrowings	(6,098)	(1,523)	(35,601)
Repurchase of ordinary shares	(7,574)	(214)	—
Net cash (used in)/provided by financing activities from continuing operation	(7,749)	160	(34,992)
Net cash used in financing activities from discontinuing operation	(29,540)	(6,249)	(1,533)
Net cash used in financing activities	(37,289)	(6,089)	(36,525)

Net increase/(decrease) in cash and cash equivalents and restricted cash	29,838	(26,502)	(59,355)
Cash and cash equivalents and restricted cash at the beginning of year	77,589	105,297	77,522
Effect on exchange rate changes on cash and cash equivalents and restricted cash	(2,130)	(1,273)	1,472
Cash and cash equivalents and restricted cash at the end of year	105,297	77,522	19,639
Less: Cash and cash equivalents of discontinued operations	(39,310)	(36,516)	—
Cash and cash equivalents and restricted cash at the end of year from continuing operations	65,987	41,006	19,639
Reconciliation of cash and cash equivalents and restricted cash within the consolidated balance sheets to the amounts shown in the consolidated statements of cash flows above:
Cash and cash equivalents	43,451	14,257	19,639
Restricted cash, current	22,536	26,749	—
	65,987	41,006	19,639

Supplemental disclosure of cash flow information:
Interests paid	(2,114)	(1,431)	(511)
Cash paid for income taxes	(1,949)	(341)	(28)

Supplemental schedule of non-cash investing and financing activities:
Issuance of ordinary shares upon acquisition of interest in a subsidiary from non-controlling interests	1,577	—	—
Issuance of ordinary shares but held as treasury shares	—	—	3
Transfer of short-term investment from discontinued operations	—	—	2,274

The accompanying notes are an integral part of these consolidated financial statements.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities
(a)	Organization and nature of operation

Amber International Holding Limited which was previously known as iClick Interactive Asia Group Limited (“iClick Cayman”) prior to the consummation of the merger (Note 28). Amber International Holding Limited (“Amber International”) is a Cayman Islands holding company with no operations of its own and conducts its business through its subsidiaries.

Amber International and its subsidiaries are collectively referred to as (“the Company”). Amber International was incorporated under the law of Cayman Islands as a limited company on February 3, 2010. The Company is principally engaged in (i) the provision of online advertising services (“Marketing Solutions”) and (ii) the provision of software and data analytical tool licenses, customer relationship management solutions, and digitalized operational solutions (“Enterprise Solutions”). The Company’s principal operations and geographic market are in Greater China and have offices in Hong Kong and The People’s Republic of China (“the PRC”). There are also sales teams in Singapore and the United Kingdom. Subsequent on March 12, 2025, the company name was changed from “iClick Interactive Asia Group Limited” to “Amber International Holding Limited”. See Note 28 to the consolidated financial statements for details.

The accompanying consolidated financial statements include the financial statements of Amber International, its principal subsidiaries and consolidated VIE and the VIE’s subsidiaries (defined in Note 1(b)) as follows:

		Effective interest held
		through equity
		ownership/ contractual	Date of	Place of
		arrangements	incorporation/	incorporation/	Principal
Name	Relationship	(Note (i))	establishment	establishment	activities
iClick Interactive Asia Limited	Subsidiary	100%	December 2008	Hong Kong	Online advertising, SaaS products and services
China Search (Asia) Limited	Subsidiary	100%	September 2010	Hong Kong	Online advertising
iClick Interactive (Singapore) Pte. Ltd.	Subsidiary	100%	January 2011	Singapore	Online advertising
Search Asia Technology (Shenzhen) Co., Ltd.	Subsidiary	100%	January 2011	The PRC	Online advertising
CMRS Digital Solutions Limited	Subsidiary	100%	April 2008	Hong Kong	Online advertising, SaaS products and services
Beyond Digital Solutions Limited	Subsidiary	100%	April 2010	Hong Kong	Online advertising, SaaS products and services
CruiSo Digital Solutions Limited	Subsidiary	100%	May 2011	Hong Kong	Online advertising, SaaS products and services
Beijing OptAim Network Technology Co., Ltd. (“Beijing OptAim”)	VIE	100%	September 2012	The PRC	Online advertising
Shanghai Myhayo Technology Co., Ltd. (“Myhayo”) (Note (ii))	VIE’s subsidiary	36.8%	May 2017	The PRC	Mobile content aggregator and online advertising
Anhui Myhayo Technology Co., Ltd. (“Anhui Myhayo”) (Note (ii))	VIE’s subsidiary	36.8%	September 2018	The PRC	Mobile content aggregator and online advertising

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

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

Note:

(i)	Save for the impacts from the transactions detailed in Note (iii) below, there was no change in iClick Cayman’s effective interest held through equity ownership/ contractual arrangements over the principal subsidiaries and consolidated VIE and the VIE’s subsidiaries during the years ended December 31, 2022, 2023 and 2024.
(ii)	Although iClick Cayman owns less than 50% ownership in these entities, these entities are consolidated as iClick Cayman obtains control with its controlling voting right at the level of both shareholders and board of directors pursuant to agreements with other investors of these entities.
(iii)	In August 2022, iClick Cayman acquired 40.16% equity interest of Changyi (Shanghai) Information Technology Ltd. (“Changyi”) from non-controlling interests using cash consideration of US$722 and 1,545,663 class A ordinary shares of iClick Cayman with a fair market value of US$1,577, resulting in a transfer of non-controlling interests of US$833 to additional paid-in capital for the year ended December 31, 2022. Out of the 1,545,663 consideration ordinary shares, 386,415, 386,419 and 50,235 shares were issued in 2022, 2023 and 2024, respectively. The remaining 722,594 shares will be issued in 2025. In July 2024, the Company disposed its entire shareholdings in Changyi.
(b)	Consolidated VIE and VIE’s subsidiaries

When iClick Cayman acquired OptAim (Beijing) Information Technology Co., Ltd (“OptAim WFOE”) in July 2015, OptAim WFOE is considered as a foreign invested enterprise and any foreign ownership in advertising business was subject to certain restrictions under the PRC laws and regulations at that time. To comply with the then-effective PRC laws and regulations, certain of the Company’s operations are conducted through Beijing OptAim and its subsidiaries (together, “OptAim VIE”). OptAim WFOE, a wholly-owned subsidiary of iClick Cayman, or a wholly foreign owned enterprise (“WFOE”) of iClick Cayman, entered into a series of contractual agreements among Beijing OptAim and Beijing OptAim’s legal shareholders.

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

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

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

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

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

As of December 31, 2023 and 2024, the total assets of OptAim VIE (excluding amounts due from subsidiaries of the Company) were US$6,017 and US$6,649, respectively, mainly comprising cash and cash equivalents, accounts receivable, prepaid media costs, property and equipment, intangible assets, right-of-use assets, other long-term investment and other assets. As of December 31, 2023 and 2024, the total liabilities of OptAim VIE (excluding amounts due to subsidiaries of the Company) were US$4,233 and US$5,017 respectively, mainly comprising accounts payable, deferred revenue, lease liabilities, bank borrowings, income tax payable, accrued liabilities and other current liabilities, and deferred tax liabilities.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities (Continued)
(b)	Consolidated VIE and VIE’s subsidiaries (Continued)

In accordance with the aforementioned agreements, iClick Cayman has the power to direct activities of OptAim VIE, and can have assets transferred out of OptAim VIE. Therefore iClick Cayman considers that there is no asset in OptAim VIE that can be used only to settle obligations of OptAim VIE, except for registered capital and PRC statutory reserves of OptAim VIE amounting to US$2,081 and US$1,305, respectively, as of December 31, 2023 and 2024. As Beijing OptAim and its subsidiaries were incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of iClick Cayman for all the liabilities of OptAim VIE. Currently there is no contractual arrangement that could require iClick Cayman to provide additional financial support to OptAim VIE.

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

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies
(a)	Basis of preparation

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

Liquidity

The Company incurred net losses from continuing operations of US$43,692, US$13,683 and US$24,006 for the years ended December 31, 2022, 2023 and 2024, respectively. Accumulated deficit was amounted to US$460,802 and US$489,400 as of December 31, 2023 and 2024, respectively. Net operating cash outflow from continuing operations of US$11,327, US$11,361 and US$12,493 was noted for the years ended December 31, 2022, 2023 and 2024. The board of directors has reviewed the Group’s current cash position and cash flow projections prepared by the management. The board of directors are of the opinion that, taking into account the disposal of certain loss-making businesses which hindered the Company’s operational efficiency, alongside the ongoing implementation of cost-saving measures, the Company will have sufficient working capital and liquidity for continuous operation. Accordingly, these consolidated financial statements have been prepared on a going concern basis.

During the year ended December 31, 2024, the board of directors approved the disposal of certain business segments. Accordingly, in preparation for the consolidated financial statements, management adjusted the presentation of prior periods to better reflect the effect of operations discontinued in current period. See Note 5 for details.

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

The Company believes that revenue recognition in determining whether iClick Cayman is the principal or an agent to the arrangements with merchants, fair value of short-term fund investment and long-term available-for-sale debt investment – convertible notes, allowance for credit losses on accounts receivables and other assets, impairment assessment of goodwill and long-lived assets and impairment of long-term investment reflect more significant judgments and estimates used in the preparation of its consolidated financial statements.

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

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

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

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

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

(ii)	Fair value measurement on a non-recurring basis

The Company measures an equity investment accounted for using the equity method at fair value on a non-recurring basis only if an impairment charge were to be recognized. For the years ended December 31, 2022, 2023 and 2024, no impairments were recorded on the investment in an equity investee which would require fair value measurement on a non-recurring basis.

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

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

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

Restricted cash represented bank deposits in accounts that are restricted as to withdrawal or usage. For restriction which is expected to be released within one year of the balance sheet date, the respective restricted cash balance is classified as current. As of December 31, 2023, the Company’s restricted cash mainly represents balance held in restricted bank accounts as required by certain loan agreements.

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

The Company estimated the allowance for credit losses on loans and interest receivable as included in other current assets (2023: other assets) on the consolidated balance sheets not sharing similar risk characteristics on an individual basis. The key factors considered when determining the above allowances for credit losses include the estimated loan collection schedule under different scenarios and their corresponding probability of occurrence, discount rate, financial condition and performance data of the borrowers and their cash flow forecasts considering current and future economic conditions.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(j)	Current expected credit losses (Continued)

The following table presents the movement in the allowance for credit losses for the years ended December 31, 2023 and 2024.

	Accounts receivable (Note)
	For the years ended December 31,
	2023			2024
	Discontinued	Continuing		Discontinued	Continuing
	operations	operations	Total	operations	operations	Total

Balance at the beginning of year	35,480	1,735	37,215	27,729	1,434	29,163
(Reversal)/provision for the year	(966)	(465)	(1,431)	(26,695)	1,956	(24,739)
Accounts receivable written off	(6,087)	164	(5,923)	(1,025)	(756)	(1,781)
Exchange differences	(698)	—	(698)	(9)	(1)	(10)
Balance at the end of year	27,729	1,434	29,163	—	2,633	2,633

Note:

Allowance for credit losses on accounts receivable are estimated by grouping accounts receivable into pools based on relevant credit risk characteristics of the debtors. Accounts receivable relating to debtors with known financial difficulties or significant doubt on collection of receivables are assessed individually for specific provision for impairment allowance. As of December 31, 2023 and 2024, the balance of specific provision for credit losses in respect of these individually assessed receivables was US$15,092 (out of which US$959 was related to the continuing operations) and US$283, respectively. Accounts receivable relating to other debtors are assessed collectively for the risk of default, taking into account the nature of the debtor, its geographical location and its ageing category, and applying the expected credit loss rates to the respective gross carrying amounts of accounts receivable. The expected credit loss rates of each pool are determined based on historical loss experience as adjusted with current and forward-looking information such as macroeconomic factors affecting the ability of the debtors to settle the receivables.

	Loans and interest receivable
	For the years ended December 31,
	2023			2024
	Discontinued	Continuing		Discontinued	Continuing
	operations	operations	Total	operations	operations	Total
Balance at the beginning of year	4,043	—	4,043	8,361	23	8,384
Provision/(reversal) for the year	4,463	23	4,486	(8,361)	1,353	(7,008)
Exchange differences	(145)	—	(145)	—	—	—
Balance at the end of year	8,361	23	8,384	—	1,376	1,376

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(k)	Investments

	As of December 31,
	2023			2024
	Discontinued	Continuing
	operations	operations	Total
Short-term investments under current assets
Fund investments (Note (i))	3,784	—	3,784	5,846
Listed equity securities (Note (ii))	—	403	403	313
Wealth management products (Note (iii))	—	1,536	1,536	414
	3,784	1,939	5,723	6,573

Other long-term investments under non-current assets
Available-for-sale debt investments (Note (iv))	—	3,179	3,179	—
Equity investments (Note 2(m))	—	—	—	—
	—	3,179	3,179	—

(i)	Fund investments

Fund investments over which the Company does not have the ability to exercise significant influence, are required to be measured at fair value under ASC 321 “Investments—Equity Securities” (“ASC 321”). The Company has adopted the practical expedient in ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of these investments which were without readily determinable fair value. Fund investments included in the consolidated balance sheet as short-term investments as of December 31, 2023 and 2024 amounted to US$3,784 (out of which US$nil was recognized in the continuing operations) and US$5,846 (new investment in current year and recognized in continuing operations) respectively and the change in fair value recorded in consolidated statement of comprehensive loss. Fair value change of US$17, US$119 and US$428 (out of which US$nil, US$nil and US$428 were related to the continuing operations) were recognized under “other losses, net” for the years ended December 31, 2022, 2023 and 2024 respectively.

(ii)	Listed equity securities

Investments in listed equity securities are reported at fair value in the consolidated balance sheets and the fair value gains and losses are recorded in the consolidated statements of comprehensive loss under ASU 2016 - 01. Listed equity securities recorded in the consolidated balance sheet as short-term investments as of December 31, 2023 and 2024 amounted to US$403 and US$313, respectively, and the fair value gain for the years ended December 31, 2022, 2023 and 2024 recorded in the consolidated statement of comprehensive loss under “other losses, net” amounted to US$100, US$448 and US$28, respectively.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(k)	Investments (Continued)
(iii)	Wealth management products

Wealth management products are issued by banks in the PRC which are redeemable by the Company at any time. They are unsecured with variable interest rates and primarily invested in debt securities issued by the PRC government, corporate debt securities and central bank bills. The Company measures these investments at fair value using the quoted subscription or redemption prices published by the bank. Wealth management products recorded in the consolidated balance sheet as short-term investments as of December 31, 2023 and 2024 amounted to US$1,536 and US$414 respectively, the fair value gain for the years ended December 31, 2022, 2023 and the fair value loss the years ended December 31, 2024 recorded in the consolidated statement of comprehensive loss under “other losses, net” amounted to US$65 (out of which US$28 was recognized in the continuing operations), US$1 and US$nil, respectively.

(iv)	Available-for-sale debt investments

Available-for-sale debt investments of the Company include investments in convertible notes issued by two private companies as accounted for under the fair value option, for which the total fair values as of December 31, 2023 and 2024 were US$3,179 and US$nil, respectively. Interest income and all other changes in the carrying amount of this debt investment are recognized in earnings. The Company recorded fair value change on debt investments of US$2,550, US$179 and US$308 for the years ended December 31, 2022, 2023 and 2024, respectively, and recognized a provision of impairment amounted to US$3,487 for the year ended December 31, 2024.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

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

The Company evaluates its equity method investment for impairment under ASC 323-10. An impairment loss on the equity method investment is recognized in the consolidated statement of comprehensive loss when the decline in value is determined to be other-than-temporary. No impairment loss has been recorded during the years ended December 31, 2022, 2023 and 2024.

(m)	Other long-term equity investments

The Company’s other long-term equity investments as of December 31, 2023 and 2024 consist of equity securities without readily determinable fair value.

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

Management makes a qualitative assessment as to whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, management estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, iClick Cayman recognizes an impairment loss in net loss equal to the difference between the carrying value and fair value. Management applied judgment in (i) determining whether the investment is impaired, (ii) estimating the impairment amount if an impairment exists, and (iii) determining valuation methods and key valuation assumptions and data used in estimating the impairment amounts. These judgments consider various factors and events including a) adverse performance of investees; b) adverse industry developments affecting investees; and c) adverse regulatory, social, economic or other developments affecting investees. These judgements include the selection of valuation methods in estimating fair value and the determination of key valuation assumptions used, comprising selection of comparable companies and multiples, and discount for lack of marketability. iClick Cayman recognized impairment losses of US$10,805 (out of which US$6,689 was related to the continuing operations), US$1,034 and US$nil for the years ended December 31, 2022, 2023 and 2024 respectively.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

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

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

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

As of December 31, 2022, the Company determined that there were sufficient indicators to trigger a quantitative goodwill impairment analysis. The indicators included, among others: (1) the underperformance against plan of the Company’s reporting units due to the negative impact of the COVID-19 outbreak to the macroeconomy of the PRC, (2) a revision of the Company’s forecasted future earnings due to intensified industry competition, and (3) a decline in iClick Cayman’s market capitalization in 2022. The Company’s annual quantitative goodwill impairment analysis as of December 31, 2022 indicated that both Marketing Solutions and Enterprise Solutions reporting units were fully impaired. Accordingly, the Company recognized an impairment charge of US$9,834 and US$70,303 for the continuing operations and discontinued operations, respectively, for the year ended December 31, 2022. There was no goodwill during the year ended and as of December 31, 2023 and 2024.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

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

The Company identified certain long-lived asset groups which were held and used that were subject to indicators (which were similar to the indicators for goodwill impairment as explained in Note 2(q)) to trigger quantitative impairment assessments as of December 31, 2023 and 2024. Based on the Company’s impairment assessments on those long-lived asset groups as of December 31, 2023 and 2024, the Company recorded impairment of long-lived assets of US$3,248, among which US$1,684 (sum of US$426, US$185 and US$1,073 related to intangible assets (other than goodwill), property and equipment, and right-of-use assets, respectively) was recognized in the continuing operations; whilst US$1,564 (sum of US$13, US$nil and US$1,551 related to intangible assets (other than goodwill), property and equipment, and right-of-use assets, respectively) was recognized in the discontinued operations, and US$53 (which were related to right-of-use assets and recognized in the continuing operations) during the years ended December 31, 2023 and 2024, respectively in operating expenses.

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

The Company records rent expense for operating leases, including leases of office premises, on a straight-line basis over the lease term. The Company begins recognition of rent expense on the commencement date, which is generally the date that the asset is made available for use. The lease liability is included in lease liabilities, current and lease liabilities, non-current within the consolidated balance sheets, which are reduced as lease related payments are made. The ROU asset is amortized on a periodic basis over the expected term of the lease. See Note 15 for additional information.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

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

(v)	Revenue recognition and cost of revenues

The following table presents our revenue recognized from contracts with customers disaggregated by the four types of pricing models:

	For the years ended December 31,
	2022			2023			2024
	Discontinued	Continuing		Discontinued	Continuing		Continuing
	operations	operations	Total	operations	operations	Total	operations
Recognized over time
- Sales agent	—	2,549	2,549	—	1,818	1,818	1,201
- Cost-plus	3,832	5,077	8,909	2,142	2,619	4,761	2,886
- SaaS products and services	51,005	11,202	62,207	37,716	8,144	45,860	8,695
	54,837	18,828	73,665	39,858	12,581	52,439	12,782

Recognized at point in time
- Specified actions	67,672	26,826	94,498	57,303	22,599	79,902	19,441
- SaaS products and services	—	917	917	5	871	876	583

Total	122,509	46,571	169,080	97,166	36,051	133,217	32,806

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

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

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

The Company follows the guidance provided in ASC 606, Revenue from Contracts with Customers, for determining whether the Company is the principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. In these instances, the Company determines whether it has promised to provide the specified service itself (as principal) or to arrange for the specified service to be provided by another party (as an agent). This determination depends on the facts and circumstances of each arrangement and, in some instances, involves significant judgment. The Company recognizes revenue from sales agent and cost-plus arrangement amounting to US$11,458, US$6,579 and US$4,087 (out of which US$7,626, US$4,437, and US$4,087 were recognized in the continuing operations) for the years ended December 31, 2022, 2023 and 2024, respectively, on a net basis as the Company is not primarily responsible for the fulfillment considering iClick Cayman only acts as an intermediary in executing transactions between the publishers and the customers, does not have control of the promised service as iClick Cayman only places orders based on specification set out by the customers, and does not have full discretion in establishing prices and therefore is the agent in the arrangement with customers. All other revenue of US$157,622, US$126,638 and US$28,719 (out of which US$38,945, US$31,614 and US$28,719 were recognized in the continuing operations) for the years ended December 31, 2022, 2023 and 2024, respectively, are reported on a gross basis, as the Company has determined it is the principal in the arrangement.

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

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

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

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

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

SaaS products and services

Under this arrangement, the Company offers SaaS products and services through provision of software and data analytical tool licenses, customer relationship management (“CRM”) solutions and digitalized operational solutions services. Revenues under this arrangement primarily consist of fees for (i) promotion of products or services by key opinion leaders (“KOL”) on online media platform; (ii) provision of digital marketing, social media and smart content generation; (iii) licensing to provide customers with access to one or more of the existing cloud applications for e-commerce, marketing and customer management, (iv) the development of new cloud applications customized for individual customer. Each of these performance obligations are considered as distinct and are charged with standalone pricing. Contracts with customers under this arrangement are generally with a term of 1 to 24 months.

Revenue from promotion of products or services of marketing clients by KOL on online media platform is generally recognized over time over the service period beginning on the date that the promotion content is made available on the online media platform. The Company does not have other right to consideration in exchange for goods or service that the Company has transferred to a customer when that right is conditional on something other than the passage of time.

Revenue from provision of digital marketing, social media and smart content generation are recognized over time over the contract period as the Company considers its customers simultaneously receive and consume the benefits provided by the Company’s performance.

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

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

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

Deferred revenue represents contract liabilities which related to unsatisfied performance obligations at the end of the period. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Revenue recognized during the years ended December 31, 2023 and 2024, respectively, relating to deferred revenue as of January 1, 2023 and 2024 was US$8,767 (out of which US$3,365 was related to the continuing operations) and US$2,006, respectively. For the amount remained as deferred revenue as of January 1, 2023 and 2024, respectively, but not recognized as revenue during the years ended December 31, 2023 and 2024, respectively, there is still a contractual obligation for the Company to provide service whereby the Company is not obliged to make any refund of the amount received from customers. Such amount will be recognized as revenue when all of the revenue recognition criteria are met.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

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

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

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

The Company incurred development costs in connection with an internal-use enterprise resource planning (“ERP”) software to further enhance management to monitor the business. While internal and external costs incurred during the preliminary project stage are expensed as incurred, costs relating to activities during the application development stages have been capitalized. For the years ended December 31, 2022, 2023 and 2024, the Company has not capitalized development costs related to ERP software as intangible assets. In addition, the Company incurred other research and development costs in relation to other internal use software used to support its operations. Any development costs qualified for capitalization were immaterial for the periods presented. For the years ended December 31, 2022, 2023 and 2024, the Company has not capitalized any other costs related to internal use software other than the ERP software.

(y)	Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) advertising and marketing expenses, and (ii) salary and welfare for sales and marketing personnel. Advertising expenses are recorded as sales and marketing expenses when incurred, and totaled US$6,769, US$2,997 and US$1,920 (out of which US$4,989, US$2,759 and US$1,871 were related to the continuing operations) for the years ended December 31, 2022, 2023 and 2024, respectively.

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

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(aa)	Employee social security and welfare benefits (Continued)

Pursuant to the policies of iClick Cayman’s subsidiaries in Hong Kong in accordance with applicable labor protection laws in Hong Kong, all employees of such subsidiaries with more than 5 years of service are entitled to severance payment upon forced termination or retrenchment or in the event that the employee reaches the retirement age of 65. The entitlement to severance payment is determined according to several factors including but not limited to age, length of service and remuneration, and is subject to a maximum amount of Hong Kong dollars (“HK$”) 390,000. The Company accounts for such severance liabilities based on an actuarial valuation using the projected unit credit method. There are no separate plan assets held in respect to these liabilities.

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its statements of comprehensive loss. The Company did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2022, 2023 and 2024. As of December 31, 2023 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

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

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

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

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2022, 2023 and 2024, respectively. The Company does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Company currently intends to retain the available funds and any future earnings to operate and expand its business.

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

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

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

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The CODM is comprised of certain members of iClick Cayman’s management team, including the board of directors, chief executive officer and chief financial officer.

The Company’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The CODM who allocates resources to and assesses the performance of each operating segment using information about the operating segment’s revenue and income (loss) from operations. The CODM does not evaluate operating segments using asset or liability information.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)”, Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses on an interim and annual basis. ASU 2023-07 became effective starting January 1, 2024, and was applied on a retrospective basis to all periods presented. The Company has adopted this standard for the fiscal year 2024 annual financial statements and interim financial statements thereafter. See Note 26 for details.

(al)	Recently issued accounting pronouncements

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

In March 2024, the SEC adopted its rules covering climate-related disclosures which require registrants to provide certain climate-related disclosures in registrants’ SEC filings. The rules require registrants to disclose strategy, governance, risk management, targets and goals, greenhouse gas emissions, and financial statement effects. The rules provide phased effective dates and transition provisions, with some entities required to adopt most elements of the new rules as early as 2025.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)
(al)	Recently issued accounting pronouncements (Continued)

In November 2024, the FASB issued ASU 2024-03, “Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” (“ASU 2024-03”), which requires the disaggregation of certain expenses in the financial statements notes, to provide enhanced transparency into the expense captions presented on the face of the consolidated statement of operations. ASU 2024-03 is effective for annual reporting periods beginning January 1, 2027 and interim periods beginning January 1, 2028 and may be applied either prospectively or retrospectively.

In November 2024, the FASB issued ASU 2024-04, Debt-Debt with Conversion and Other Options (Topic 470): Improvements to Conversions of Convertible Debt Instruments. The Board is issuing the amendments in this Update to enhance the relevance and consistency in application whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. Under the amendments, to account for a settlement of a convertible debt instrument as an induced conversion, an inducement offer is required to provide the debt holder with, at a minimum, the consideration (in form and amount) issuable under the conversion privileges provided in the terms of the instrument. this Update also make additional clarifications to assist stakeholders in applying the guidance. Under the amendments, the incorporation, elimination, or modification of a VWAP formula does not automatically cause a settlement to be accounted for as an extinguishment; an entity should instead assess whether the form and amount of conversion consideration are preserved (that is, provided for in the inducement offer) using the fair value of an entity’s shares as of the offer acceptance date and also clarify that the induced conversion guidance applies to a convertible debt instrument that is not currently convertible as long as it had a substantive conversion feature as of both its issuance date and the date the inducement offer is accepted. The Board decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2025 and interim reporting periods within those annual reporting periods.

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

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

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

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

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

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

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

	As of December 31,
	2023	2024
Assets
Cash and cash equivalents	1,024	1,340
Accounts receivable, net	2,338	3,726
Prepaid media costs	191	225
Amounts due from subsidiaries of the Company	7,972	8,013
Other current assets	918	945
Short-term investment	1,536	413
Other non-current assets	10	—
Total assets	13,989	14,662

Liabilities
Accounts payable	1,065	1,891
Deferred revenue	—	5
Lease liabilities	112	101
Bank borrowings	1,951	1,933
Income tax payable	433	427
Amounts due to subsidiaries of the Company	1,038	1,013
Accrued liabilities and other current liabilities	646	660
Deferred tax liabilities	26	—
Total liabilities	5,271	6,030

	For the years ended December 31,
	2022	2023	2024
Net revenues
From subsidiaries of the Company (Note)	601	2	—
From third parties	21,462	12,981	12,071
	22,063	12,983	12,071

Net loss (Note)	(1,367)	(216)	(116)

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)
(a)	PRC regulations (Continued)

	For the years ended December 31,
	2022	2023	2024
Net cash (used in)/provided by operating activities
From subsidiaries of the Company	153	—	—
From third parties	(1,127)	(1,217)	974
	(974)	(1,217)	974

Net cash provided by/(used in) investing activities	—	146	(1,118)

Net cash (used in)/provided by financing activities
Receipts of advances from group companies	124	402	—
Repayments for advances from group companies	—	(22)	—
Other financing activities	(214)	300	—
	(90)	680	—

Note:

(a)Services from VIE and VIE’s subsidiaries to other group companies

The VIE and VIE’s subsidiaries provide online advertising service to other group companies. For the years ended December 31, 2022, 2023 and 2024, the intercompany online advertising service revenues recognized by VIE and VIE’s subsidiaries were US$291, US$2 and US$nil, respectively. These transactions are eliminated at the consolidation level.

The VIE and VIE’s subsidiaries also provide other marketing services to other group companies. For the years ended December 31, 2022, 2023 and 2024, the intercompany other marketing service revenues recognized by VIE and VIE’s subsidiaries were US$310, US$nil and US$nil, respectively. These transactions are eliminated at the consolidation level.

(b)Services from other group companies to VIE and VIE’s subsidiaries

WFOE as primary beneficiary and other subsidiaries of the Company provide online advertising service and SaaS services to VIE and VIE’s subsidiaries. For the years ended December 31, 2022, 2023 and 2024, the intercompany online advertising and SaaS service revenues from VIE and VIE’s subsidiaries recognized by WFOE as primary beneficiary and other subsidiaries of the Company were US$285, US$5 and US$nil, respectively. These transactions are eliminated at the consolidation level.

As of December 31, 2023 and 2024, there were no balances for management fees charged to VIE and VIE’s subsidiaries.

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

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

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
(i)	Financial assets measured at fair value on a recurring basis

The following table sets forth, by level within the fair value hierarchy (Note 2(e)), financial assets measured at fair value as of December 31, 2023 and 2024. As required by ASC 820, financial assets are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement.

	Fair value measurements using
	Quoted
	prices
	in active	Significant
	markets for	other	Significant
	identical	observable	unobservable
	assets	inputs	inputs	Total fair
	(Level 1)	(Level 2)	(Level 3)	value
As of December 31, 2023
Short-term investment - wealth management	—	1,536	—	1,536
Short-term investments - listed equity securities	403	—	—	403
Other long-term investment - Available-for-sale debt investment	—	—	3,179	3,179
	403	1,536	3,179	5,118
As of December 31, 2024
Short-term investment - wealth management	—	414	—	414
Short-term investments - listed equity securities	313	—	—	313
	313	414	—	727

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)
(c)	Fair value measurement (Continued)
(i)	Financial assets measured at fair value on a recurring basis (Continued)

The following table presents the changes in Level 3 financial assets for the years ended December 31, 2023 and 2024.

	Available-for-sale debt investments
	For the years ended December 31,
	2023	2024
Balance at the beginning of year	3,000	3,179
Impairment on investments	—	(3,487)
Fair value changes	179	308
Balance at the end of year	3,179	—

(ii)	Fair value measurement on a non-recurring basis

Equity securities without readily determinable fair value accounted for using the measurement alternative are recorded at fair value only if an impairment or observable price adjustment is recognized in the current period. These non-recurring fair value measurements use significant unobservable inputs (Level 3). The Company uses market approach based on the Company’s best estimate to determine the fair value of these investments. An observable price change is usually resulting from new rounds of financing of the investees. The Company determines whether the securities offered in new rounds of financing are similar to the equity securities held by the Company by comparing the rights and obligations of the securities. When the securities offered in new rounds of financing are determined to be similar to the securities held by the Company, the Company adjusts the observable price of the similar security to determine the amount that should be recorded as an adjustment in the carrying value of the security to reflect the current fair value of the security held by the Company. There were no fair value changes related to such equity securities due to the observable price change of the investment without readily determinable fair value in the consolidated balance sheets for the years ended December 31, 2023 and 2024.

The Company assesses the existence of indicators for other-than-temporary impairment of the investments by considering factors as detailed in Note 2(m). The Company recognized US$10,805 (out of which US$6,689 was related to the continuing operations), US$1,034 and US$nil impairment charges to investments in equity securities without readily determinable fair value classified as other long-term investments for the years ended December 31, 2022, 2023 and 2024, respectively.

As of December 31, 2023, in determining the fair value of two investments in equity securities, the Company assessed the investees’ financial performance to be unsatisfied with no obvious upturn or potential financing solutions in the foreseeable future, and the Company determined the fair value of these investments was less than their carrying value.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)
(c)	Fair value measurement (Continued)
(ii)	Fair value measurement on a non-recurring basis (Continued)

The following table presents the changes in financial assets measured using Level 3 input on a non-recurring basis for the years ended December 31, 2023 and 2024.

	Other long-term equity investments
	For the years ended December 31,
	2023	2024
Balance at the beginning of year	2,970	—
Disposal during the year	(1,936)	—
Impairment on investments	(1,034)	—
Balance at the end of year	—	—

(d)	Concentration risk
(i)	Concentration of revenues

For the year ended December 31, 2023, one customer accounted for 11% of the net revenues. For the year ended December 31, 2024, no individual customer accounted for more than 10% of the net revenues.

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

As of December 31, 2023 and 2024, no individual customer accounted for more than 10% of the consolidated accounts receivable. The top 10 accounts receivable accounted for 42% and 37% of the consolidated accounts receivable as of December 31, 2023 and 2024, respectively.

(iii)	Credit risk

As of December 31, 2023 and 2024, substantially all of the Company’s cash and cash equivalents, time deposits and restricted cash were mainly placed with financial institutions in Hong Kong and the PRC. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Company uses for its cash and bank deposits will be chosen with similar criteria for soundness. The balances in the PRC are not insured since it is not a market practice in the PRC. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors’ rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Company believes that it is not exposed to unusual risks as these financial institutions are PRC banks with high credit quality. The Company had not experienced any losses on its cash and cash equivalents, time deposits and restricted cash during the years ended December 31, 2022, 2023 and 2024 and believes that its credit risk to be minimal.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

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

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Acquisition (Continued)
(a)	Acquisition of CMRS Group Holding Limited (Continued)

Note: (Continued)

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

During the year ended December 31, 2021, iClick Cayman partially settled contingent consideration payable with (i) total cash of US$2,024 and (ii) 183,740 Class A ordinary shares of iClick Cayman with a fair value of US$2,060 on the grant date of such consideration shares. The change in fair value recorded in consolidated statement of comprehensive loss under “other losses, net” for the year ended December 31, 2021 amounted to a gain of US$418.

During the year ended December 31, 2022, iClick Cayman agreed with the sellers of CMRS Group on the settlement of the outstanding contingent consideration payable with a total cash of HK$100 million (equivalent to US$12,903), out of which US$ 7,742 was settled during the year ended December 31, 2022, while the remaining amounts of US$5,161 have been settled during the year ended December 31, 2023. The fair value loss pertained to the contingent payable prior to the settlement agreement with the sellers of CMRS Group was recorded in consolidated statement of comprehensive loss under “other losses, net” for the year ended December 31, 2022 amounted to US$8,396.

5Discontinued Operations

As disclosed in Note 2 to the consolidated financial statements, the board of directors approved the disposal of certain business segments, namely the mainland China Enterprise Solution business (“ES”) and the demand side Marketing Solutions business (“MS”). Accordingly, historical financial results are adjusted for comparative purposes.

ES, comprised Tetris Media Limited and its subsidiaries, delivered its enterprise solutions business in mainland China. This strategic move aimed to optimize the Company’s operations based on the performance of business units, enhance profitability, and realign the business focus to meet market trends and demand in the SaaS sector. After the disposal, the Company continues to operate its enterprise solutions business in Hong Kong.

The disposal of MS, comprised Digital Marketing Group Limited and its subsidiaries, aligned with the Company’s ongoing strategic scale-down of lower-margin and higher-risk businesses in its marketing solutions segment, and the Company’s strategy of optimizing its operations and realigning its business focus to meet market trends. The uncertainties around the macro-economic conditions since the COVID-19 pandemic led to a broad-based slowdown in the advertising market in mainland China. In addition, the uncertainty in macro-economic environment with ongoing influences on market sentiment, advertising spending and promotional activities affect the profitability and cash flows of this cash intensive business segment. The disposal enabled the Company to concentrate resources on its service offerings with higher margins, greater operational efficiency and flexibility, and balanced risks.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

5Discontinued Operations (Continued)

The following table reconciles the impact on the consolidated balance sheet as of December 31, 2023:

	As of December 31, 2023
	As	Effect of
	previously	operations
	reported	discontinued	As adjusted
Assets
Current assets
Cash and cash equivalents	50,766	(36,509)	14,257
Time deposits	258	—	258
Restricted cash	26,756	(7)	26,749
Short-term investments	5,723	(3,784)	1,939
Amount due from an equity investee	6	—	6
Accounts receivable, net of allowance for credit losses	56,752	(43,217)	13,535
Rebates receivable	1,006	(228)	778
Prepaid media costs	11,781	(5,449)	6,332
Other current assets, net of allowance for credit losses	6,755	(4,294)	2,461
Discontinued operations	—	93,488	93,488
Total current assets	159,803	—	159,803

Non-current assets
Investment in an equity investee	218	—	218
Other long-term investments	3,179	—	3,179
Right-of-use assets, net	54	—	54
Other assets, net of allowance for credit losses	450	(305)	145
Discontinued operations	—	305	305
Total non-current assets	3,901	—	3,901

Total assets	163,704	—	163,704

Liabilities
Current liabilities
Accounts payable	40,321	(35,859)	4,462
Deferred revenue	12,390	(4,779)	7,611
Accrued liabilities and other current liabilities	25,326	(15,169)	10,157
Lease liabilities	1,661	(704)	957
Bank borrowings	38,406	(36,441)	1,965
Income tax payable	1,968	(481)	1,487
Discontinued operations	—	93,433	93,433
Total current liabilities	120,072	—	120,072

Non-current liabilities
Lease liabilities	1,231	(731)	500
Deferred tax liabilities	1,111	—	1,111
Accrued liabilities and other liabilities	38	(2)	36
Discontinued operations	—	733	733
Total non-current liabilities	2,380	—	2,380

Total liabilities	122,452	—	122,452

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

5Discontinued Operations (Continued)

The following table reconciles the impact on the consolidated statement of comprehensive loss sheet for the year ended December 31, 2023:

	For the year ended December 31, 2023
	As	Effect of
	previously	operations
	reported	discontinued	As adjusted
Net revenues	133,217	(97,166)	36,051
Cost of revenues	(98,375)	81,405	(16,970)
Gross profit	34,842	(15,761)	19,081
Operating expenses
Research and development expenses	(7,548)	6,625	(923)
Sales and marketing expenses	(37,213)	19,933	(17,280)
General and administrative expenses	(28,055)	17,217	(10,838)
Impairment of long-lived assets	(2,837)	1,153	(1,684)
Total operating expenses	(75,653)	44,928	(30,725)
Operating loss	(40,811)	29,167	(11,644)
Interest income	2,035	(873)	1,162
Interest expense	(1,428)	1,235	(193)
Other gains/(losses), net	2,042	(4,341)	(2,299)
Loss before share of loss from an equity investee and income tax expense	(38,162)	25,188	(12,974)
Share of losses from an equity investee	(61)	—	(61)
Income tax expense	(647)	(1)	(648)
Net loss	(38,870)	25,187	(13,683)
Net loss attributable to non-controlling interests	180	(77)	103
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(38,690)	25,110	(13,580)

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

5Discontinued Operations (Continued)

The following table reconciles the impact on the consolidated statement of comprehensive loss sheet for the year ended December 31, 2022:

	For the year ended December 31, 2022
	As	Effect of
	previously	operations
	reported	discontinued	As adjusted
Net revenues	169,080	(122,509)	46,571
Cost of revenues	(173,212)	150,607	(22,605)
Gross (loss)/profit	(4,132)	28,098	23,966
Operating expenses
Research and development expenses	(9,216)	7,406	(1,810)
Sales and marketing expenses	(44,613)	26,025	(18,588)
General and administrative expenses	(51,668)	35,488	(16,180)
Impairment of long-lived assets	(4,403)	2,559	(1,844)
Impairment of goodwill	(80,137)	70,303	(9,834)
Total operating expenses	(190,037)	141,781	(48,256)
Operating loss	(194,169)	169,879	(24,290)
Interest income	1,478	(767)	711
Interest expense	(2,057)	1,996	(61)
Other losses, net	(19,165)	748	(18,417)
Loss before share of loss from an equity investee and income tax expense	(213,913)	171,856	(42,057)
Share of losses from an equity investee	(75)	—	(75)
Income tax (expense)/credit	11,182	(12,742)	(1,560)
Net loss	(202,806)	159,114	(43,692)
Net loss attributable to non-controlling interests	1,931	(1,930)	1
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(200,875)	157,184	(43,691)

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

5Discontinued Operations (Continued)

The following table reconciles the impact on the consolidated statement of cash flows for the year ended December 31, 2023:

	For the year ended December 31, 2023
	As	Effect of
	previously	operations
	reported	discontinued	As adjusted
Cash flows from operating activities
Net loss	(38,870)	—	(38,870)
Loss from discontinued operations, net of income taxes	—	25,187	25,187
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation of property and equipment	137	—	137
Amortization of intangible assets	566	—	566
Amortization of right-of-use assets	478	—	478
Gains on disposals of property and equipment	(15)	6	(9)
Reversal of credit losses on accounts receivable	(1,431)	966	(465)
Allowance for credit losses on loans and interest receivable	4,486	(4,463)	23
Share-based compensation expenses	1,082	—	1,082
Fair value losses on short-term investments	(566)	119	(447)
Fair value gain on long-term investment	(179)	—	(179)
Impairment of intangible assets	439	(13)	426
Impairment of long-term investments	1,034	—	1,034
Impairment of property and equipment	185	—	185
Impairment of right-of-use assets	2,624	(1,551)	1,073
Deferred tax	506	—	506
Share of losses from an equity investee	61	—	61
Changes in operating assets and liabilities, net
Accounts receivable	9,962	(11,794)	(1,832)
Prepayments and other assets	2,915	(2,119)	796
Rebates receivables	1,927	(2,001)	(74)
Prepaid media costs	4,713	(4,376)	337
Accounts payable	(764)	1,279	515
Accrued liabilities and other current liabilities	(1,967)	9,413	7,446
Deferred revenue	(4,296)	(4,012)	(8,308)
Income tax payable	(72)	—	(72)
Income tax recoverable	(148)	88	(60)
Lease liabilities	(2,503)	1,336	(1,167)
Amount due from an equity investee	270	—	270
Net cash used in by operating activities	(19,426)	8,065	(11,361)

Cash flows from investing activities
Purchase of property and equipment	(83)	—	(83)
Purchase of intangible assets	(14)	14	—
(Purchase)/redemption of short-term investments	1,585	—	1,585
(Purchase)/disposal of other long-term investments	1,936	—	1,936
Redemption/(purchase) of time deposits	(248)	—	(248)
Acquisition of businesses, net of cash received	(5,161)	—	(5,161)
Repayment of loan from third parties	981	(981)	—
Proceeds from disposal of property and equipment	17	(6)	11
Net cash used in investing activities	(987)	(973)	(1,960)

Cash flows from financing activities
Proceeds from bank borrowings	59,035	(57,138)	1,897
Repayments of bank borrowings	(64,910)	63,387	(1,523)
Repurchase of ordinary shares	(214)	—	(214)
Net cash used in financing activities	(6,089)	6,249	160

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

5Discontinued Operations (Continued)

The following table reconciles the impact on the consolidated statement of cash flows for the year ended December 31, 2022:

	For the years ended December 31, 2022
	As	Effect of
	previously	operations
	reported	discontinued	As adjusted
Cash flows from operating activities
Net loss	(202,806)	—	(202,806)
Loss from discontinued operations, net of income taxes	—	159,114	159,114
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation of property and equipment	842	(523)	319
Amortization of intangible assets	2,990	(2,257)	733
Amortization of right-of-use assets	2,650	(1,322)	1,328
Gains on disposals of property and equipment	(40)	22	(18)
Allowance for/(reversal of) credit losses on accounts receivable	18,542	(17,612)	930
Allowance for credit losses on loans and interest receivable	3,661	(3,661)	—
Share-based compensation expenses	3,794	—	3,794
Fair value losses/(gains) on short-term investments	2,368	54	2,422
Impairment of goodwill	80,137	(70,303)	9,834
Impairment of intangible assets	49,778	(49,188)	590
Impairment of long-term investments	10,805	(4,116)	6,689
Impairment of property and equipment	1,206	(966)	240
Impairment of right-of-use assets	2,365	(1,351)	1,014
Fair value changes on contingent consideration payables	8,396	—	8,396
Deferred tax	(11,557)	12,678	1,121
Share of losses from an equity investee	75	—	75
Changes in operating assets and liabilities, net
Accounts receivable	102,028	(106,170)	(4,142)
Prepayments and other assets	8,478	(6,929)	1,549
Rebates receivables	2,642	(1,841)	801
Prepaid media costs	17,515	(10,271)	7,244
Accounts payable	(24,859)	20,694	(4,165)
Accrued liabilities and other current liabilities	3,999	(10,784)	(6,785)
Deferred revenue	(6,935)	9,789	2,854
Income tax payable	(1,839)	1,029	(810)
Income tax recoverable	(319)	77	(242)
Lease liabilities	(2,776)	1,406	(1,370)
Amount due from an equity investee	(36)	—	(36)
Net cash provided by/(used in) operating activities	71,104	(82,431)	(11,327)

Cash flows from investing activities
Purchase of property and equipment	(506)	380	(126)
Purchase of short-term investments	(99)	(1,611)	(1,710)
Purchase of other long-term investments	(6,500)	—	(6,500)
Redemption of time deposits	11,118	—	11,118
Acquisition of businesses, net of cash received	(7,742)	—	(7,742)
Purchase of interest in a subsidiary from non-controlling interests	(722)	722	—
Repayment of loan from third parties	434	(434)	—
Proceeds from disposal of property and equipment	40	(4)	36
Net cash used in investing activities	(3,977)	(947)	(4,924)

Cash flows from financing activities
Proceeds from exercise of share options	68	—	68
Proceeds from bank borrowings	180,006	(174,151)	5,855
Repayments of bank borrowings	(209,789)	203,691	(6,098)
Repurchase of ordinary shares	(7,574)	—	(7,574)
Net cash used in financing activities	(37,289)	29,540	(7,749)

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

5Discontinued Operations (Continued)

(a)Disposal of mainland China Enterprise Solutions business

In July 2024, the Company entered into a definitive agreement with a related entity, BeihaiOne Limited which was managed by several key senior management of our mainland China office, to dispose the mainland China Enterprise Solution business (“ES”) for US$80. Upon completion of the transaction in September 2024, ES was deconsolidated from the Group and its historical financial results are reflected in the Group’s consolidated financial statements as discontinued operations accordingly.

The following tables set forth the assets, liabilities, statement of operations and cash flows of ES which were included in the Group’s consolidated financial statements:

	As of December 31,
	2023	2024
Assets
Current assets
Cash and cash equivalents, time deposits and restricted cash	5,253	—
Accounts receivable, net of allowance for credit losses	16,805	—
Short-term investments	3,784	—
Other current assets	6,987	—
Total current assets	32,829	—

Non-current assets
Other non-current assets	112	—
Total assets	32,941	—

Liabilities and shareholders’ equity
Current liabilities
Accounts payables	16,551	—
Bank borrowings	1,533	—
Accrued liabilities and other current liabilities	8,198	—
Total current liabilities	26,282	—

Non-current liabilities
Lease liabilities	448	—

Total liabilities	26,730	—

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

5Discontinued Operations (Continued)

(a)Disposal of mainland China Enterprise Solutions business (Continued)

	For the years ended December 31,
	2022	2023	2024
Revenues	50,770	26,165	(6,134)
Cost of revenue	(47,760)	(19,892)	9,538
Gross profit	3,010	6,273	3,404
Operating expenses
Research and development expenses	(4,138)	(2,796)	(477)
Sales and marketing expenses	(14,202)	(14,298)	(2,519)
General and administrative expenses	(11,398)	(8,610)	(435)
Impairment of long-lived assets	(1,376)	(1,085)	—
Impairment of goodwill	(21,807)	—	—
Total operating expenses	(52,921)	(26,789)	(3,431)
Loss from operations of discontinued operations	(49,911)	(20,516)	(27)
Interest income	210	225	1
Interest expenses	(201)	(80)	(18)
Other gains, net	4,055	11,954	120
Loss from discontinued operations before income taxes	(45,847)	(8,417)	76
Income tax credit/(expenses)	56	—	(23)
Loss from discontinued operations, net of income taxes	(45,791)	(8,417)	53

Net cash provided by/(used in) discontinued operating activities	(6,342)	(1,409)	(1,240)
Net cash (used in)/provided by discontinued investing activities	(823)	967	812
Net cash used in discontinued financing activities	(13,776)	(417)	(1,533)

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

5. Discontinued Operations (Continued)

(b)Disposal of demand side Marketing Solutions business

In September 2024, the Company entered into a share purchase agreement to dispose the demand side Marketing Solutions business (“MS”) to a related entity, SiAct Inc. which was managed by several key senior management of our mainland China office. The transaction was completed in November 2024. Accordingly, MS was classified as discontinued operations and its historical financial results are reflected in the Group’s consolidated financial statement as discontinued operations for all periods presented.

The following tables set forth the assets, liabilities, statement of operations and cash flows of MS which were included in the Group’s consolidated financial statements:

	As of December 31,
	2023	2024
Assets
Current assets
Cash and cash equivalents, time deposits and restricted cash	31,263	—
Accounts receivable, net of allowance for credit losses	26,412	—
Other current assets	2,984	—
Total current assets	60,659	—

Non-current assets
Other non-current assets	193	—

Total assets	60,852	—

Liabilities and shareholders’ equity
Current liabilities
Accounts payables	19,308	—
Bank borrowings	34,908	—
Accrued liabilities and other current liabilities	12,935	—
Total current liabilities	67,151	—

Non-current liabilities
Lease liabilities	283	—
Other non-current liabilities	2	—
Total non-current liabilities	285	—

Total liabilities	67,436	—

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

5. Discontinued Operations (Continued)

(b)Disposal of demand side Marketing Solutions business (Continued)

	For the years ended December 31,
	2022	2023	2024
Revenues	71,739	71,001	30,730
Cost of revenue	(102,847)	(61,513)	(27,030)
Gross (loss)/profit	(31,108)	9,488	3,700
Operating expenses
Research and development expenses	(3,268)	(3,829)	(1,004)
Sales and marketing expenses	(11,823)	(5,635)	(4,345)
General and administrative expenses	(24,090)	(8,607)	(3,853)
Impairment of long-lived assets	(1,183)	(68)	—
Impairment of goodwill	(48,496)	—	—
Total operating expenses	(88,860)	(18,139)	(9,202)
Loss from operations of discontinued operations	(119,968)	(8,651)	(5,502)
Interest income	557	648	363
Interest expenses	(1,795)	(1,155)	(675)
Other (losses)/gains, net	(4,803)	(7,613)	657
Loss from discontinued operations before income taxes	(126,009)	(16,771)	(5,157)
Income tax credit	12,686	1	—
Loss from discontinued operations, net of income taxes	(113,323)	(16,770)	(5,157)

Net cash provided by/(used in) discontinued operating activities	88,773	(6,656)	(8,096)
Net cash provided by discontinued investing activities	1,770	6	—
Net cash used in discontinued financing activities	(15,764)	(5,831)	—

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

6	Cash and cash equivalents and time deposits

Cash and cash equivalents represent cash on hand, cash held at banks, and short-term deposits placed with banks or other financial institutions, which have original maturities of three months or less.

As of December 31, 2023, the Company had time deposits of US$258 with an average original maturity of 91-95 days which are denominated in US$. No time deposits recorded in 2024.

Cash and cash equivalents and time deposits as of December 31, 2023 and 2024 primarily consist of the following currencies:

	As of December 31,
	2023						2024
	Discontinued operations		Continuing operations		Total
	Amount in	US$	Amount in	US$	Amount in	US$	Amount in	US$
	thousand	equivalent	thousand	equivalent	thousand	equivalent	thousand	equivalent
RMB	234,411	32,666	23,057	3,213	257,468	35,879	62,730	8,661
HK$	20,621	2,661	31,981	4,126	52,602	6,787	29,322	3,784
US$	1,182	1,182	5,142	5,142	6,324	6,324	6,362	6,362
Japanese Yen	—	—	235,432	1,519	235,432	1,519	24,616	159
Singapore dollars	—	—	244	184	244	184	428	319
New Taiwan dollars	—	—	2,829	91	2,829	91	1,588	49
Others	—	—	424	240	424	240	293	305
		36,509		14,515		51,024		19,639

7	Restricted cash

As of December 31, 2023, all the restricted cash represented bank balances held in restricted bank accounts pursuant to certain bank borrowings (Note 18). Restricted cash carried fixed interest at a weighted average rate of 3.14% per annum, out of which US$9,204 (US$9,197 was related to the continuing operations) and US$17,552 are denominated in US$ and RMB, respectively.

No restricted cash was held by the Company as of December 31, 2024.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

8	Equity investment

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

(a)	Investment in an equity investee

Movements on the Company’s investment in V-Click during the years ended December 31, 2023 and 2024 were as follows:

	For the years ended
	December 31,
	2023	2024
Balance at the beginning of year	279	218
Share of losses	(61)	(76)
Balance at the end of year	218	142

The Company recognized its share of the equity investee’s loss of US$61 and US$76 for the years ended December 31, 2023 and 2024, respectively. There was no indicator of impairment noted for this equity-method investment as of December 31, 2023 and 2024.

(b)	Amount due from an equity investee

As of December 31, 2023 and 2024, the amount was due from V-Click in relation to cash advances of US$6 and US$6, respectively, which was unsecured, interest-free and repayable on demand.

9	Other long-term investments

	As of December 31,
	2023	2024
Available-for-sale debt investment (Note 2(k))	3,179	—
Investments in equity securities without readily determinable fair values, gross	14,104	—
Accumulated impairment	(14,104)	—
Investments in equity securities without readily determinable fair values, net	—	—
Total other long-term investments	3,179	—

The Company’s other long-term investments consist of (i) available-for-sale debt investments (see Note 2(k)), and (ii) securities without readily determinable fair value and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

9	Other long-term investments (Continued)

Movement of investments in equity securities without readily determinable fair values for the years ended December 31, 2023 and 2024 is as follows:

	For the years ended
	December 31,
	2023	2024
Balance at the beginning of year	2,970	—
Disposal during the year	(1,936)	—
Impairment	(1,034)	—
Balance at the end of year	—	—

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

The Company, with the assistance of an independent valuer, assessed the fair value of certain investments as of the balance sheet date, using significant unobservable input including price-to-sales multiples of comparable companies and a discount for lack of marketability (the “DLOM”). The Company concluded that impairment was warranted for certain investments as of December 31, 2022, 2023 and 2024 and recognized impairment charges for investments without readily determinable fair value of US$10,805 (out of which US$6,689 was recognized in the continuing operations), US$1,034 and US$nil, for the years ended December 31, 2022, 2023 and 2024, respectively, which are related to investees in sports nutrition products business, e-commerce platforms business, publishing and logistics business, information technology business, gaming business, advertising business whose financial performance was unsatisfactory with no obvious upturn or potential financing solutions in the foreseeable future.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

10	Accounts receivable, net

	As of December 31,
	2023			2024
	Discontinued	Continuing		Continuing
	operations	operations	Total	operations
Accounts receivable, gross	70,946	14,969	85,915	12,653
Less: allowance for credit losses (Note 2(j))	(27,729)	(1,434)	(29,163)	(2,633)
Accounts receivable, net	43,217	13,535	56,752	10,020

11	Other assets

Other assets consist of the following:

	As of December 31,
	2023			2024
	Discontinued	Continuing		Continuing
	operations	operations	Total	operations
Current
Deposits	621	672	1,293	680
Prepayments (Note)	525	484	1,009	3,591
Loans and interest receivable, net (Note 2(j))	1,644	28	1,672	7
Bank interest receivables	21	—	21	—
VAT recoverable	620	853	1,473	796
Others	863	424	1,287	554
	4,294	2,461	6,755	5,628
Non-current
Rental deposits	305	145	450	324
	305	145	450	324

Note:

Balance mainly refers to prepayments made to professional parties for consultancy and legal services in relation to the Company’s restructuring and merger.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

12	Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2023			2024
	Discontinued	Continuing		Continuing
	operations	operations	Total	operations
Cost:
Office equipment	2,805	2,220	5,025	2,236
Leasehold improvements	1,512	1,013	2,525	1,013
Furniture and fixtures	328	564	892	564
Total cost	4,645	3,797	8,442	3,813
Less: Accumulated depreciation	(3,725)	(3,364)	(7,089)	(3,368)
Less: Accumulated impairment losses	(930)	(423)	(1,353)	(423)
Exchange differences	10	(10)	—	(9)
Property and equipment, net	—	—	—	13

Depreciation expense recognized for the years ended December 31, 2022, 2023 and 2024 are summarized as follows:

	For the years ended December 31,
	2022			2023	2024
	Discontinued	Continuing		Continuing	Continuing
	operations	operations	Total	operations	operations
Cost of revenues	10	1	11	—	—
Research and development expenses	188	32	220	—	—
Sales and marketing expenses	32	187	219	125	4
General and administrative expenses	293	99	392	12	—
Total	523	319	842	137	4

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

13	Intangible assets, net

Intangible assets consist of the following:

	As of December 31,
	2023			2024
	Discontinued	Continuing		Continuing
	operations	operations	Total	operations
Cost:
Computer software	22,163	1,656	23,819	1,716
Developed technologies	117	—	117	—
Customer relationship	1,103	1,032	2,135	1,032
Brand name	—	1,162	1,162	1,162
Contract backlog	—	585	585	585
Advertising contract	53,287	—	53,287	—
Total cost	76,670	4,435	81,105	4,495
Less: Accumulated amortization	(27,501)	(3,408)	(30,909)	(3,408)
Less: Accumulated impairment losses	(49,171)	(1,048)	(50,219)	(1,048)
Exchange differences	2	21	23	21
Intangible assets, net	—	—	—	60

Amortization expense recognized for the years ended December 31, 2022, 2023 and 2024 are summarized as follows:

	For the years ended December 31,
	2022			2023	2024
	Discontinued	Continuing		Continuing	Continuing
	operations	operations	Total	operations	operations
Cost of revenues	2,071	712	2,783	548	—
Sales and marketing expenses	3	19	22	13	—
General and administrative expenses	183	2	185	5	—
	2,257	733	2,990	566	—

14	Goodwill

Movements on goodwill during the year were as follows:

	Continuing operations		Discontinued operations
	Marketing	Enterprise	Marketing	Enterprise
	Solutions	Solutions	Solutions	Solutions	Total
Balance as of January 1, 2022	4,528	5,306	48,496	23,344	81,674
Impairment (Note 2(q))	(4,528)	(5,306)	(48,496)	(21,807)	(80,137)
Exchange differences	—	—	—	(1,537)	(1,537)
Balance as of December 31, 2022, 2023 and 2024	—	—	—	—	—

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

15	Lease accounting

The Company has operating leases primarily for office and operation space. The lease term is generally specified in lease agreements, however certain agreements provide for lease term extensions or early termination options. To determine the period for the estimated future lease payments, the Company evaluates whether it is reasonably certain that it will exercise the option at the commencement date and periodically thereafter. The lease terms of the Company’s operating leases generally ranged from 12 to 36 months (2023: 12 to 36 months), and the weighted average remaining lease term as of December 31, 2024 was 23 months (2023: 24 months).

To determine the estimated future lease payments, the Company reviews each of its lease agreements to identify the various payment components. The Company includes only the actual lease components in its determination of future lease payments for all the leases. Once the estimated future lease payments are determined, the Company uses a discount rate to calculate the present value of the future lease payments. During the year ended December 31, 2024, a weighted average discount rate of 4.4% (2023: 4.1%) has been applied to the remaining lease payments to calculate the lease liabilities included within the consolidated balance sheets. This represents the incremental borrowing rate the Company would be subject to on borrowings from its available revolving debt agreements.

The right-of-use assets of the Company, net of accumulated amortization and impairment, amounted to US$54 and US$460 as of December 31, 2023 and 2024, respectively. The following table presents the maturity of the Company’s operating lease liabilities as of December 31, 2024.

2025	495
2026	430
2027	239
Total operating lease payments (undiscounted)	1,164
Less: Imputed interest	(65)
Total operating lease liabilities (discounted)	1,099

Lease expenses for these leases are recognized on a straight-line basis over the lease term. For short-term leases over which the Company has elected not to apply the recognition requirements of ASC 842, the Company has recognized the lease payments as expenses on a straight-line basis over the lease term. For the years ended December 31, 2022, 2023 and 2024, total lease cost is comprised of the following:

	For the years ended December 31,
	2022			2023			2024
	Discontinued	Continued		Discontinued	Continued		Continuing
	operations	operations	Total	operations	operations	Total	operations
Relating to the operating lease liabilities	1,402	1,433	2,835	—	530	530	173
Relating to short-term leases	815	79	894	668	298	966	387
	2,217	1,512	3,729	668	828	1,496	560

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

15	Lease accounting (Continued)

Supplemental cash flow information related to operating leases is as follows:

	For the years ended December 31,
	2022			2023			2024
	Discontinued	Continuing		Discontinued	Continuing		Continuing
	operations	operations	Total	operations	operations	Total	operations
Cash paid for the rentals included in the lease liabilities	1,330	1,446	2,776	1,296	1,252	2,548	986
Right-of-use assets obtained in exchange for operating lease liabilities	611	2,377	2,988	1,469	313	1,782	83

The Company recognized impairment of right-of-use assets of US$2,365, US$2,624 and US$53, out of which US$1,014, US$1,073 and US$53 were related to the continuing operations, for the years ended December 31, 2022, 2023 and 2024, respectively.

16	Deferred revenue

	As of December 31,
	2023			2024
	Discontinued	Continuing		Continuing
	operations	operations	Total	operations
Deferred revenue, current	4,779	7,611	12,390	8,680

Changes in deferred revenue balance for the years ended December 31, 2023 and 2024 were as follows:

	For the years ended
	December 31,
	2023			2024
	Discontinued	Continuing		Continuing
	operations	operations	Total	operations
Balance at the beginning of year	8,801	8,174	16,975	7,611
Additions to deferred revenue	16,751	15,401	32,152	15,573
Recognition of deferred revenue as revenues	(20,529)	(15,926)	(36,455)	(14,476)
Exchange differences	(244)	(38)	(282)	(28)
Balance at the end of year	4,779	7,611	12,390	8,680

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

17	Accrued liabilities and other liabilities

Accrued liabilities and other liabilities consist of the following:

	As of December 31,
	2023			2024
	Discontinued	Continuing		Continuing
	operations	operations	Total	operations
Current
Rebates payable to customers	78	763	841	537
VAT and other taxes payable	7,576	818	8,394	817
Security deposit received from customers	329	460	789	431
Accrued employee benefits	5,071	4,619	9,690	4,332
Accrued professional fees	1,202	2,597	3,799	7,786
Accrued marketing and hosting expenses	601	649	1,250	1,168
Others	312	251	563	655
	15,169	10,157	25,326	15,726

Non-current
Severance liabilities	2	36	38	40
	2	36	38	40

18	Bank borrowings

	As of December 31,
	2023			2024
	Discontinued	Continuing		Continuing
	operations	operations	Total	operations
1-year revolving loans denominated in RMB at interest rates ranging from 0.00% (2023: 3.60% to 4.85%) per annum	9,198	1,254	10,452	—
Half-year revolving loans denominated in RMB at interest rates of 0.00% (2023: 3.00) per annum	15,956	—	15,956	—
Revolving service trade loans denominated in HK$ at interest rates of 8.83% (2023: 9.52%) per annum	—	14	14	—
3-month revolving loan denominated in RMB at an interest rate of 0.00% (2023: 4,70%) per annum	11,148	—	11,148	—
1-year term loan denominated in RMB at an interest rate of 3.20% to 3.30% (2023: 3.60% to 4.40%) per annum	139	697	836	1,933
	36,441	1,965	38,406	1,933

Note:

(i)	Corporate guarantee by iClick Cayman and accounts receivable of the Company of US$175 dollars (2023: US$26,756, out of which US$18 thousand dollars were related to continuing operations) are provided as pledge to secure the obligations under the facilities from certain banks.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

18	Bank borrowings (Continued)

Note: (Continued)

(ii)	Out of the total banking facilities of US$55,692 (out of which US$9,041 was related to continuing operations) and US$7,623 available to the Company as of December 31, 2023 and 2024, respectively, US$38,406 (out of which US$1,965 was related to the continuing operations) and US$1,933 have been utilized by the Company as of December 31, 2023 and 2024, respectively. As of December 31, 2024, total undrawn revolving, service trade and term loan facilities amounted to US$500, US$4,500 and US$690 (2023: US$10,431, US$4,486 and US$2,369 (out of which US$500, US$4,486 and US$2,090 were related to continuing operations)) respectively. Total undrawn facilities available for draw-down as of December 31, 2023 and 2024, net of bank deposits that would need to be pledged as restricted cash upon utilization of the facilities, amounted to US$6,442 (out of which US$6,179 was related to continuing operations) and US$2,200, respectively.
(iii)	As of December 31, 2023, a financial covenant (minimum quarterly EBITDA as defined in the banking facilities agreements) as set out in one of the loan agreements has been breached. The Company has obtained waiver letter such that the bank would not demand immediate repayment from the Company. As of December 31, 2024, no financial covenants as set out in these loan agreements were breached.

The weighted average interest rate for bank borrowings outstanding as of December 31, 2023 and 2024 was 3.60% and 3.26% per annum, respectively. Other than those shown above, iClick Cayman did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023 and 2024.

19	Ordinary shares

As of December 31, 2023 and 2024, iClick Cayman is authorized to issue 100,000,000 shares of US$0.001 par value per ordinary share, out of which 80,000,000 shares are Class A ordinary shares and 20,000,000 shares are Class B ordinary shares. The holders of Class A ordinary shares shall have one vote in respect of each Class A ordinary share held and the holders of Class B ordinary shares shall have twenty votes in respect of each Class B ordinary share held.

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

At the time iClick Cayman adopted the 2010 Employee Share Option Plan (the “2010 Share Option Plan”) and 2018 Post IPO Share Incentive Plan, iClick Cayman, together with the then shareholders, also decided to allot ordinary shares with par value of US$0.001 to Arda Holdings Limited (“Arda”), a British Virgin Islands company owned by Sammy Hsieh, Co-founder and Director of iClick Cayman at no consideration. Arda will only hold these ordinary shares on trust for the benefit of the employees who are under the 2010 Share Option Plan and 2018 Post IPO Share Incentive Plan and the dealing of these ordinary shares is under the direction of the board of directors of iClick Cayman. iClick Cayman considered Arda to be a variable interest entity as this entity has no equity at risk. iClick Cayman further considered that it is the primary beneficiary because the purpose of Arda is to hold treasury shares on behalf of iClick Cayman and the dealings of those transactions are under the direction of iClick Cayman’s board of directors. Given the structure of this arrangement, while these ordinary shares have been legally issued, they do not bear the attributes of unrestricted, issued and outstanding shares. Therefore, the ordinary shares issued to Arda are accounted for as treasury shares of iClick Cayman until these ordinary shares are earned by iClick Cayman’s employees, officers, directors or consultants for service provided to the Company. iClick Cayman allotted 627,811 shares during the year the 2010 Share Option Plan was adopted. No additional shares have been allotted during the years ended December 31, 2022, 2023 and 2024 to Arda. Arda does not hold any other assets or liabilities as of December 31, 2023 and 2024, nor earn any income nor incur any expenses for the years ended December 31, 2022, 2023 and 2024.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

20	Repurchase of shares

The board of directors of iClick Cayman authorized certain share repurchase programs December 2021 (the “December 2021 Share Repurchase Program”) and December 2022 (the “December 2022 Share Repurchase Program”), respectively, as detailed in the below table.

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

The following table is a summary of the shares repurchased by iClick Cayman during 2022, 2023 and 2024 under the repurchase programs. All shares were purchased through publicly purchasing from the open market.

	Total number of
	ADSs purchased
	as part of the	Average
	publicly	price paid
Period	announced plan	per ADS
December 2021 Share Repurchase Program
- For the year ended December 31, 2022	731,881	10.349
December 2022 Share Repurchase Program
- For the year ended December 31, 2023	126,883	1.679

During the year ended December 31, 2024, the Company cancelled 5,952,565 ordinary shares, which were previously repurchased from the open market.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

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

During the years ended December 31, 2022, 2023 and 2024, no share options were granted to non-employees, employees, officers and directors of the Company. The following table summarizes the share option activities for the years ended December 31, 2022, 2023 and 2024:

				Weighted
		Weighted	Weighted	average
	Number of	average	average	remaining	Aggregate
	share	exercise	grant date	contractual	intrinsic
	options	price	fair value	life	value
		US$	US$	years	US$’000
At January 1, 2022	314,314	12.41	N/A	3.31	1,601
Exercised	(25,341)	2.69	N/A	N/A	N/A
Forfeited	(14,143)	19.95	N/A	N/A	N/A
At December 31, 2022	274,830	12.92	N/A	2.69	17
Vested and expected to vest at December 31, 2022	273,392	4.33	15.37	2.69	17
Exercisable to vest at December 31, 2022	274,720	4.39	15.35	2.69	17
At January 1, 2023	274,830	12.92	N/A	2.69	17
Forfeited	(780)	5.37	N/A	N/A	N/A
At December 31, 2023	274,050	12.95	N/A	1.69	16
Vested and expected to vest at December 31, 2023	272,612	4.33	15.38	1.69	16
Exercisable to vest at December 31, 2023	273,940	4.39	15.35	1.69	16
At January 1, 2024	274,050	12.95	N/A	1.69	16
Exercised	(23,545)	0.32	N/A	N/A	N/A
Forfeited	(152,650)	5.35	N/A	N/A	N/A
At December 31, 2024	97,855	27.92	N/A	0.70	22
Vested and expected to vest at December 31, 2024	85,195	3.35	16.04	0.64	22
Exercisable to vest at December 31, 2024	97,855	3.88	15.70	0.71	22

The aggregate intrinsic value in the table above represents the difference between the estimated fair values of iClick Cayman’s ordinary shares as of December 31, 2023 and 2024 and the exercise price.

All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized based on the vesting schedule over the requisite service period. No options were vested and recognized as expenses during the years ended December 31, 2022, 2023 and 2024.

As of December 31, 2023 and 2024, there were no unrecognized share-based compensation expenses related to share options. To the extent the actual forfeiture rate is different from iClick Cayman’s estimate, the actual share-based compensation related to these awards may be different from the exception.

The binomial option pricing model is used to determine the fair value of the share options granted to employees and non-employees. There were no grant or modification of share options during the years ended December 31, 2022, 2023 and 2024.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

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

During the years ended December 31, 2022, 2023 and 2024, iClick Cayman granted RSUs to non-employees, employees, officers and directors of the Company. The following table summarizes the activity of the service-based RSUs for the year ended December 31, 2022, 2023 and 2024:

		Weighted
		average
	Number of	grant date
	RSUs	fair value
At January 1, 2022	227,577	17.65
Granted (with a vesting period of 0 to 4 years)	301,850	5.62
Vested	(414,314)	8.78
Forfeited/expired (Note (ii))	(4,650)	12.53
At December 31, 2022	110,463	18.26
Expected to vest at December 31, 2022	92,900	17.91

At January 1, 2023	110,463	18.26
Granted (with a vesting period of 0 to 4 years)	762,510	0.73
Vested	(208,558)	5.32
Forfeited/expired (Note (ii))	(3,875)	24.25
At December 31, 2023	660,540	2.07
Expected to vest at December 31, 2023	639,362	1.12

At January 1, 2024	660,540	2.07
Granted (with a vesting period of 0 to 4 years)	357,500	0.34
Vested	(914,999)	0.96
Forfeited/expired (Note (ii))	(6,207)	18.24
At December 31, 2024	96,834	5.11
Expected to vest at December 31, 2024	79,325	0.76

Note:

(i)	All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized based on the vesting schedule over the requisite service period. Total fair values and intrinsic value of RSUs vested and recognized as expenses for the years ended December 31, 2022, 2023 and 2024 were US$3,794, US$1,082 and US$732 respectively.
(ii)	Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates. Based upon iClick Cayman’s expected forfeitures for RSUs granted, the directors of iClick Cayman estimated that its future forfeiture rate would be 1% for employees and 0% for non-employees in 2022, 2023 and 2024, respectively.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

21	Share-based compensation (Continued)
(c)	Total share-based compensation costs

Total share-based compensation costs recognized for the years ended December 31, 2022, 2023 and 2024 are as follows:

	For the years ended December 31,
	2022	2023	2024
Cost of revenues	18	7	—
Research and development	337	148	371
Sales and marketing	1,743	612	52
General and administrative	1,696	315	309
Total	3,794	1,082	732

22	Other losses, net

	For the years ended December 31,
	2022			2023			2024
	Discontinued	Continuing		Discontinued	Continuing		Continuing
	operations	operations	Total	operations	operations	Total	operations
Net exchange loss	(53)	(3,130)	(3,183)	1,077	(2,299)	(1,222)	(481)
Forfeiture of advances from customers	1,552	—	1,552	1,933	—	1,933	—
Government subsidy income	2,793	1,665	4,458	1,094	183	1,277	67
Fair value gains/(losses) on short-term investments	54	(2,422)	(2,368)	119	447	566	(400)
Fair value gain on long-term investment	—	—	—	—	179	179	308
Impairment on long-term investments	(4,116)	(6,689)	(10,805)	—	(1,034)	(1,034)	(3,487)
Fair value change in contingent consideration payable	—	(8,396)	(8,396)	—	—	—	—
ADR reimbursement from depositary bank	—	(169)	(169)	—	—	—	—
Gain on disposal of discontinued operations (Note (i))	—	—	—	—	—	—	1,728
Others (Note (ii))	(978)	724	(254)	118	225	343	(4,945)
Total	(748)	(18,417)	(19,165)	4,341	(2,299)	2,042	(7,210)

Note:

(i)	As disclosed in Note 5 to the consolidated financial statements, the Company disposed certain business segments during the year ended December 31, 2024. Out of the total gain on disposal of US$4,313, US$1,728 was recognized in the continuing operations; while the remaining US$2,585 was recognized in the discontinued operations.
(ii)	During the year ended December 31, 2024, US$3.9 million balance due from one of the disposed entities was written off as management assessed the recoverability to be low.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

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

Although there are undistributed earnings of iClick Cayman’s subsidiaries in the PRC that are available for distribution to iClick Cayman, the undistributed earnings of iClick Cayman’s subsidiaries located in the PRC are considered to be indefinitely reinvested, because iClick Cayman does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to iClick Cayman as of December 31, 2023 and 2024. The undistributed earnings from iClick Cayman’s subsidiaries in the PRC as of December 31, 2023 and 2024 of US$354 and US$81 would be due if these earnings were remitted as dividends as of December 31, 2023 and 2024. An estimated foreign withholding taxes of US$18 and US$4 would be due if these earnings were remitted as dividends as of December 31, 2023 and 2024, respectively.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

23	Income tax (Continued)
(d)	Composition of income tax expense/(credit)

The current and deferred portions of income tax expense/(credit) included in the consolidated statements of comprehensive loss are as follows:

	For the years ended December 31,
	2022			2023			2024
	Discontinued	Continuing		Discontinued	Continuing		Continuing
	operations	operations	Total	operations	operations	Total	operations
Current income tax expense/(credit)	(63)	438	375	—	141	141	(34)
Deferred tax expense/(benefits)	(12,679)	1,122	(11,557)	(1)	507	506	(34)
Income tax expense/(credit)	(12,742)	1,560	(11,182)	(1)	648	647	(68)

(e)	Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset and deferred tax liability balances as of December 31, 2023 and 2024 are as follows:

	As of December 31,
	2023			2024
	Discontinued	Continuing		Continuing
	operations	operations	Total	operations
Deferred tax assets
Tax losses carried forward (Note (i))	11,478	2,922	14,400	3,329
Less: Valuation allowance (Note (ii))	(11,478)	(2,922)	(14,400)	(3,329)
	—	—	—	—
Deferred tax liabilities
Outside basis difference (Note (iii))	—	(1,084)	(1,084)	(1,050)
Others	—	(27)	(27)	(27)
	—	(1,111)	(1,111)	(1,077)

Note:

(i)	Tax loss carried forward

As of December 31, 2024, the Company had tax loss carryforwards of approximately US$14,177 which can be carried forward to offset future taxable income. The net operating tax loss carryforwards will begin to expire as follows:

2024	540
2025	1,028
2026	1,210
2027	737
2028	687
Tax loss with no expiry	9,975
14,177

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

23	Income tax (Continued)
(e)	Deferred tax assets and liabilities (Continued)

Note: (Continued)

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2019 to 2023 remain subject to examination by the tax authorities. There were no ongoing examinations by tax authorities as of December 31, 2023 and 2024.

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

Movement of valuation allowance is as follows:

	For the years ended December 31,
	2022			2023			2024
	Discontinued	Continuing		Discontinued	Continuing		Continuing
	operations	operations	Total	operations	operations	Total	operations
Beginning balance	3,750	660	4,410	7,523	1,915	9,438	2,922
Additions	4,848	1,257	6,105	5,093	1,009	6,102	484
Reversals (Note)	(1,075)	(2)	(1,077)	(1,138)	(2)	(1,140)	(77)
Ending balance	7,523	1,915	9,438	11,478	2,922	14,400	3,329

Note:

The reversals comprise tax loss carryforwards which have been utilized to offset taxable income during the years ended December 31, 2022, 2023 and 2024, respectively, and tax loss carryforwards which were expired in 2022, 2023 and 2024.

(iii)	Outside basis difference

The deferred tax liabilities are recorded for the undistributed earnings in the Company’s VIE and its subsidiaries in the PRC of US$4,335 and US$4,200 as of December 31, 2023 and 2024, respectively.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

23	Income tax (Continued)
(f)	Income tax reconciliation

Reconciliation between the expense of income taxes computed by applying the statutory tax rates to loss before income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2022			2023			2024
	Discontinued	Continuing		Discontinued	Continuing		Continuing
	operations	operations	Total	operations	operations	Total	operations
Tax benefit calculated at statutory tax rates (Note i)	(42,627)	(10,864)	(53,491)	(6,297)	(3,243)	(9,540)	(6,000)
Effect of differences between statutory tax rates and foreign effective tax rates	1,918	5,841	7,759	650	1,599	2,249	25,927
Non-taxable other income	(51)	(198)	(249)	(284)	(130)	(414)	(63,834)
Non-deductible expenses (Note ii)	24,651	4,516	29,167	1,975	1,420	3,395	43,466
Valuation allowance	3,773	1,255	5,028	3,955	1,007	4,962	407
Outside basis difference (Note iii)	—	783	783	—	(56)	(56)	(34)
Additional deduction of research and development expenses (Note iv)	(332)	(133)	(465)	—	—	—	—
Others	(74)	360	286	—	51	51	—
Income tax expense/(credit)	(12,742)	1,560	(11,182)	(1)	648	647	(68)

Note:

(i)	Certain Company’s operations were conducted out of the PRC. Accordingly, the Company prepared its tax rate reconciliation starting with the PRC statutory tax rate during the years ended December 31, 2022, 2023 and 2024.
(ii)	Non-deductible expenses were mainly related to allowance for credit losses, share-based compensation expenses, impairment on long-term investments and long-lived assets.
(iii)	Outside basis difference is related to undistributed earnings in the Company’s VIE and its subsidiaries in the PRC (Note 22(e)(iii)).
(iv)	According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, companies engaged in research and development activities are entitled to claim ranging from 150% to 175% of the research and development expenses so incurred in a period as tax deductible expenses in determining its tax assessable profits for that period. Certain PRC subsidiaries of iClick Cayman have applied such additional deduction for the year ended December 31, 2022.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

24	Basic and diluted net loss per share

Basic and diluted net loss per share for the years ended December 31, 2022, 2023 and 2024 are calculated as follows:

	For the years ended December 31,
	2022	2023	2024
Numerator:
Net loss from continuing operations attributable to ordinary shareholders of iClick Cayman	(43,691)	(13,580)	(23,935)
Numerator for basic and diluted net loss per share from continuing operations	(43,691)	(13,580)	23,935
Net loss from discontinued operations attributable to ordinary shareholders of iClick Cayman	(157,184)	(25,110)	(5,072)
Numerator for basic and diluted net loss per share from discontinued operations	(157,184)	(25,110)	(5,072)
Denominator:
Denominator for basic and diluted net loss per share - weighted average shares outstanding	50,420,225	51,118,300	45,806,953
Basic net loss per share
- Continuing operations	(0.86)	(0.26)	(0.52)
- Discontinued operations	(3.12)	(0.49)	(0.11)
Diluted net loss per share
- Continuing operations	(0.86)	(0.26)	(0.52)
- Discontinued operations	(3.12)	(0.49)	(0.11)

The share options and RSUs were excluded from the computation of diluted net loss per ordinary share for the years presented because including them would have had an anti-dilutive effect.

The following ordinary share equivalents were excluded from the computation of diluted net loss per ordinary share for the years presented because including them would have had an anti-dilutive effect:

	As of December 31,
	2022	2023	2024
Share options, RSUs and warrants – weighted average (thousands)	385	16	6

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

25	Related party transactions

Except as disclosed in Note 5 to the consolidated financial statements and elsewhere in these consolidated financial statements, there were no transactions nor balances with related parties as of and for the years ended December 31, 2022, 2023 and 2024.

26	Segments

During the periods presented in these consolidated financial statements, the Company reports two operating segments: 1) Marketing Solutions, and 2) Enterprise Solutions. The Enterprise Solutions segment primarily reflects the results of the Company’s SaaS products and services, and the Company named its pre-existing online advertising service business as Marketing Solution business.

The CODM allocates resources to and assess the performance of each operating segment using information about the operating segment’s revenue and income (loss) from operations. The CODM regularly reviews the Company’s revenue, cost and gross profit/loss derived from each revenue stream and is also provided with information of segment expenses. The CODM does not evaluate operating segments using asset or liability information.

The table below provides a summary of the Company’s breakdown of net revenues by type of goods or services and operating segment results for the years ended December 31, 2022, 2023 and 2024. There was no significant transaction between reportable segments and non-significant non-cash items (other than depreciation and amortization) for the years ended December 31, 2022, 2023 and 2024.

	For the years ended December 31,
	2022			2023			2024
	Discontinued	Continuing		Discontinued	Continuing		Continuing
	operations	operations	Total	operations	operations	Total	operations
Net revenues:
Marketing Solutions
- Sales agent	—	2,549	2,549	—	1,818	1,818	1,201
- Cost-plus	3,832	5,077	8,909	2,142	2,619	4,761	2,886
- Specified actions	67,672	26,826	94,498	57,303	22,599	79,902	19,441
	71,504	34,452	105,956	59,445	27,036	86,481	23,528
Enterprise Solutions
- SaaS products and services	51,005	12,119	63,124	37,721	9,015	46,736	9,278
	122,509	46,571	169,080	97,166	36,051	133,217	32,806
Cost of revenues:
Marketing Solutions
- Specified actions	(117,767)	(20,373)	(138,140)	(52,791)	(14,324)	(67,115)	(13,596)
Enterprise Solutions
- SaaS products and services	(32,840)	(2,232)	(35,072)	(28,614)	(2,646)	(31,260)	(2,463)
	(150,607)	(22,605)	(173,212)	(81,405)	(16,970)	(98,375)	(16,059)
Gross profit/(loss):
Marketing Solutions
- Sales agent	—	2,549	2,549	—	1,818	1,818	1,201
- Cost-plus	3,832	5,077	8,909	2,142	2,619	4,761	2,886
- Specified actions	(50,095)	6,453	(43,642)	4,512	8,275	12,787	5,845
	(46,263)	14,079	(32,184)	6,654	12,712	19,366	9,932
Enterprise Solutions
- SaaS products and services	18,165	9,887	28,052	9,107	6,369	15,476	6,815
	(28,098)	23,966	(4,132)	15,761	19,081	34,842	16,747

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

26	Segments (Continued)

The following summarizes the Company’s significant expenses by operating segments:

	For the year ended December 31,
	2022	2023	2024
	Continuing	Continuing	Continuing
	operations	operations	operations
Gross profit derived from operating segments	23,966	19,081	16,747

Marketing solutions:
Payroll expense	(7,342)	(9,178)	(7,503)
Other segment items (Note (i))	(16,904)	(8,417)	(14,036)
	(24,246)	(17,595)	(21,539)

Enterprise solutions:
Payroll expense	(5,745)	(4,599)	(5,103)
Other segment items (Note (i))	(6,587)	(6,847)	(7,412)
	(12,332)	(11,446)	(12,515)

Impairment charges	(11,678)	(1,684)	(53)
Interest income	711	1,162	1,083
Interest expense	(61)	(193)	(511)
Others unallocated expenses (Note (ii))	(20,052)	(3,008)	(7,218)
	(31,080)	(3,723)	(6,699)
Net loss	(43,692)	(13,683)	(24,006)

Note:

(i)	Other segment items include research and development expenses, sales and marketing expenses and general and administrative expenses other than payroll expense.

(ii)	Other unallocated expenses include share of losses from equity investee, income tax (expense)/credit and other losses, net, namely fair value changes of investments and exchange difference.

Revenue generated for the respective countries are summarized as follows:

	For the years ended December 31,
	2022			2023			2024
	Discontinued	Continuing		Discontinued	Continuing		Continuing
	operations	operations	Total	operations	operations	Total	operations
PRC	118,148	22,063	140,211	96,743	12,983	109,726	12,071
Hong Kong	4,361	24,300	28,661	385	22,643	23,028	20,414
Others	—	208	208	38	425	463	321
	122,509	46,571	169,080	97,166	36,051	133,217	32,806

The Company’s long-lived assets are located in Hong Kong.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

27	Commitments and contingencies
(a)	Litigation

In the ordinary course of the business, the Company is subject to periodic legal or administrative proceedings. As of December 31, 2024, the Company is not a party to any legal or administrative proceedings which will have a material adverse effect on the Company’s business, financial position, results of operations and cash flows.

(b)	Capital commitments

As of December 31, 2023 and 2024, the Company had no capital commitments.

28	Subsequent events

The Group evaluated subsequent events from December 31, 2024 through the date when the consolidated financial statements were issued, and concluded that no subsequent events have occurred that would require recognition or disclose in the consolidated financial statements other than discussed below.

On November 29, 2024, the Company entered into a definitive agreement and plan of merger (the “DWM Merger Agreement”) with Overlord Merger Sub Ltd. (“Merger Sub”), a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Company and Amber DWM Holding Limited (“Amber DWM”), a Cayman Islands exempted company and the holding entity of Amber Group’s digital wealth management business, known as Amber Premium (“Amber Premium”). Pursuant to the DWM Merger Agreement, Merger Sub will merge with and into Amber DWM, with Amber DWM continuing as the surviving entity and becoming a wholly-owned subsidiary of the Company (the “Merger”), and the shareholders of Amber DWM will exchange all of the issued and outstanding share capital of Amber DWM for a mixture of newly issued Class A and Class B ordinary shares of the Company on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933. Immediately before consummation of the Merger, the Company will change its name to “Amber International Holding Limited” and adopt the tenth amended and restated memorandum and articles of association. Upon consummation of the Merger, Amber DWM will become a wholly-owned subsidiary of the Company. On March 12, 2025, the Merger closed and the company name was changed from “iClick Interactive Asia Group Limited” to “Amber International Holding Limited”, effective on March 12, 2025. In addition, ADSs began trading under the new ticker symbol “AMBR” on the Nasdaq effective on March 13, 2025. Upon completion of the Merger, 408,298,700 shares have been issued to the shareholders of Amber DWM.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

28	Subsequent events (Continued)

The following summarized the financial figures of Amber DWM for the first half of 2024, second half of 2024 and the year ended December 31, 2024 that have been considered by the board of directors of the Company before closing the Merger.

	Six-month	Six-month
	period ended	period ended	Year ended
(US$ in thousands)	June 30, 2024	December 31, 2024	December 31, 2024
Revenue	19,021	23,411	42,432
Gross profit	12,003	14,641	26,644
Operating profit	1,058	4,077	5,135

29	Restricted net assets

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

As of December 31, 2023 and 2024, the total restricted net assets of iClick Cayman’s subsidiaries and OptAim VIE incorporated in the PRC and subjected to restriction amounted to approximately US$21,303 and US$3,054, respectively. Except for the above there is no other restriction on the use of proceeds generated by iClick Cayman’s subsidiaries, VIE and VIE’s subsidiaries to satisfy any obligations of iClick Cayman.

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

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

As of December 31, 2023 and 2024, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of iClick Cayman, except for those which have been separately disclosed in the consolidated financial statements, if any.

Inter-company charges, share-based compensation and other miscellaneous expenses for the years ended December 31, 2022, 2023 and 2024, which were previously recognized at the parent company level, had been pushed down to the WFOE/VIE level given the majority of services were provided to the WFOE/VIE entities.

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

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

CONDENSED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2024

(US$’000, except share data and per share data, or otherwise noted)

	As of December 31,
	2023	2024
Assets
Current assets
Cash and cash equivalents	2,660	86
Other current assets	218	3,360
Total current assets	2,878	3,446

Non-current assets
Investments in subsidiaries, VIE and VIE’s subsidiaries	35,923	16,853
Investment in an equity investee	218	142
Total non-current assets	36,141	16,995

Total assets	39,019	20,441

Liabilities and shareholders’ equity
Current liability
Accrued liabilities and other current liabilities	1,894	7,418
Total current liability	1,894	7,418

Commitments and contingencies	—	—

Shareholders’ equity
Ordinary shares	50	44
Treasury shares	(28,656)	(32)
Other shareholders’ equity	65,731	13,011
Total shareholders’ equity	37,125	13,023

Total liabilities and shareholders’ equity	39,019	20,441

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(US$’000, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2022	2023	2024
Operating expenses
General and administrative expenses	(7,160)	(5,445)	(13,860)
Total operating expenses	(7,160)	(5,445)	(13,860)

Operating loss	(7,160)	(5,445)	(13,860)
Other (losses)/gains, net	(7,925)	499	10
Interest expense	—	(192)	—
Share of losses from subsidiaries, VIE and VIE’ subsidiaries	(185,431)	(33,491)	(15,081)
Loss before share of losses from an equity investee and income tax expense	(200,516)	(38,629)	(28,931)
Share of losses from an equity investee	(75)	(61)	(76)
Income tax expense	(284)	—	—
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(200,875)	(38,690)	(29,007)
Net loss attributable to iClick Interactive Asia Group Limited	(200,875)	(38,690)	(29,007)
Other comprehensive loss:
Foreign currency translation adjustment, net of tax	(4,946)	49	6,414
Share of other comprehensive loss from subsidiaries, VIE and VIE’ subsidiaries	—	(32)	—
Comprehensive loss attributable to iClick Interactive Asia Group Limited	(205,821)	(38,673)	(22,593)

AMBER INTERNATIONAL HOLDING LIMITED

(PREVIOUSLY KNOWN AS iCLICK INTERACTIVE ASIA GROUP LIMITED)

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(US$’000, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2022	2023	2024
Cash flows from operating activities
Net cash used in operating activities	(7,754)	(5,105)	(6,536)

Cash flows from investing activities
Redemption of short-term investment	—	1,439	—
Amount due from subsidiaries	19,656	10,601	3,989
Acquisition of subsidiaries	(7,742)	(5,161)	—
Net cash provided by investing activities	11,914	6,879	3,989

Cash flows from financing activities
Proceeds from exercise of share options	68	—	—
Repurchase of ordinary shares	(7,574)	(214)	—
Net cash used in financing activities	(7,506)	(214)	—

Net (decrease)/increase in cash and cash equivalents and restricted cash	(3,346)	1,560	(2,547)