Form 20-F
period 2024-12-31
Amber International Holding Ltd
filed 2025-06-12
CIK 1697818

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from July 1, 2024 to December 31, 2024

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number:  001-38313

Amber International Holding Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

1 Wallich Street, #30-02 Guoco Tower,

Singapore 078881 Tel: +65 60220228

(Address of principal executive offices)

Wayne Huo, Chief Executive Officer and Director

1 Wallich Street, #30-02 Guoco Tower,

Singapore 078881 Tel: +65 60220228

E-mail: wayne.huo@ambr.io

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the transition report.

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

☐ Yes  ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes  ☐ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes  ☐ No

Explanatory Notes

On March 12, 2025, iClick Interactive Asia Group Limited (“iClick”) consummated a merger (the “Merger”) with Amber DWM Holding Limited (“Amber DWM”), with Amber DWM continuing as the surviving entity and becoming a wholly-owned subsidiary of iClick, and iClick being renamed Amber International Holding Limited (“we,” “us,” or the “Company”). The Merger is accounted for as a reverse acquisition for accounting purposes. Accordingly, the Merger is treated as the equivalent of Amber DWM issuing shares for the acquisition of iClick, accompanied by a recapitalization. In connection with the Merger, Amber DWM changed its fiscal year end from June 30 to December 31, effective for the fiscal year beginning January 1, 2025, to align with the fiscal year end of Amber International Holding Limited (previously known as iClick). As a result, the Company is required to file this transition report on Form 20-F for the transition period of six months from July 1, 2024 to December 31, 2024 with the Securities and Exchange Commission (the “SEC”). A period-to-period comparison of Amber DWM’s operating results for the six months ended December 31, 2024 and 2023 has been included within Item 5.A.

After filing the transition report, the Company’s next annual report will be for the 12-month period ending December 31, 2025. A period-to-period comparison of Amber DWM’s operating results for the six months ended December 31, 2024 and 2023 has been included within Item 5.A.

Financial information presented in this transition report on Form 20-F is for the six months ended December 31, 2024 and 2023. Financial information presented in this Form 20-F for the six-month period ended December 31, 2023 has not been audited and is presented for comparative purposes only. This transition report on Form 20-F is filed pursuant to Rule 13a-10(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which permits the Company to respond to only Items 5, 8.A.7., 13, 14 and 18 of Form 20-F.

i

FORWARD-LOOKING STATEMENTS

This transition report on Form 20-F contains forward-looking statements that relate to our current expectations and views of future events. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our mission, goals and strategies;
●	our future business development, financial condition and results of operations;
●	the expected growth of our industry;
●	our expectations regarding demand for and market acceptance of our products, services and solutions;
●	competition in our industry;
●	relevant government policies and regulations relating to our business and industry;
●	our crypto reserve strategy;
●	general economic and business conditions globally and in jurisdictions where we operate; and
●	assumptions underlying or related to any of the foregoing.

You should read this transition report and the documents that we refer to in this transition report completely and with the understanding that our actual future results may be materially different from what we expect. Other sections of this transition report discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this transition report relate only to events or information as of the date on which the statements are made in this transition report. The forward-looking statements are not historical facts, and are based upon our current expectations, beliefs, estimates and projections, and various assumptions, many of which, by their nature, are inherently uncertain and beyond our control. Our expectations, beliefs, estimates and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, estimates and projections will result or be achieved and actual results may vary materially from what is expressed in or indicated by the forward-looking statements. There are a number of risks, uncertainties and other important factors, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking statements contained in this transition report. The principal risks, uncertainties and other important factors that have affected or may affect our business and that have caused or could cause our actual results to differ materially include the following, as well as the other risks detailed in the “Risk Factors” section contained in the annual report on Form 20-F filed by the Company with the SEC on April 29, 2025. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis is intended to provide investors with an understanding of the historical financial performance and financial condition of Amber DWM and its subsidiaries (“Amber DWM” or the “Group”). This discussion and analysis presents the factors that had a material effect on the results of operations of Amber DWM for the interim period from July 1, 2024 to December 31, 2024. The following should be read in conjunction with Amber DWM’s audited and unaudited consolidated financial statements and the notes thereto included elsewhere in this transition report. The following discussion and analysis contains forward-looking statements based upon current expectations that involve risks and uncertainties. See “Forward-looking Statements” in this transition report. Amber DWM’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” of the Company’s annual report for the fiscal year ended December 31, 2024 on Form 20-F.

ITEM 5A.OPERATING RESULTS

On March 12, 2025, iClick consummated the Merger with Amber DWM, with Amber DWM continuing as the surviving entity and becoming a wholly-owned subsidiary of iClick, and iClick being renamed Amber International Holding Limited. The Merger is accounted for as a reverse acquisition for accounting purposes. Accordingly, the Merger is treated as the equivalent of Amber DWM issuing shares for the acquisition of iClick, accompanied by a recapitalization. In connection with the Merger, Amber DWM changed its fiscal year end from June 30 to December 31, effective for the fiscal year beginning January 1, 2025, to align with the fiscal year end of Amber International Holding Limited (previously known as iClick).

Business Overview

Amber DWM is a leading digital asset wealth management platform, operating under the brand name “Amber Premium”, strategically positioned within the rapidly expanding digital asset market. Amber DWM acts as the institutional gateway to crypto finance, providing market access, execution infrastructure, and investment solutions for institutional investors and high-net-worth individuals (HNWIs).

As institutions and HNWIs increasingly explore opportunities in the digital asset sector, their initial participation is often through familiar traditional financial instruments, such as such as exchange-traded funds (ETFs) and direct exposure to Bitcoin. As their engagement deepens, these investors increasingly recognize that the digital asset landscape encompasses a broader range of opportunities, including blockchain-based innovations, decentralized finance (DeFi) applications, and tokenized financial products. Amber DWM seeks to address these evolving needs by offering institutional-grade execution services, comprehensive suite of investment products, and integrated crypto payment solutions that extend beyond traditional financial (TradFi) instruments. Leveraging its market expertise, proprietary technologies, and institutional-level risk management practices, Amber DWM enables clients to effectively navigate the complexities of the digital asset ecosystem, optimize portfolio strategies, and identify new opportunities for growth within this emerging asset class.

By seamlessly merging traditional finance and decentralized finance, Amber DWM provides the following major products to meet its clients’ evolving needs:

Comprehensive Wealth Management Solutions

●	Structured Investment Products – Amber DWM offers a range of products with option structures, including dual cryptocurrency instruments and accumulator/decumulator products, which are designed to support systematic asset accumulation and manage exposure in a risk-adjusted manner.
●	Yield & DeFi Solutions – Amber DWM offers earn programs, staking rewards, and DeFi yield-related products, which are structured to enhance capital efficiency while maintaining effective risk management.

●	Collateralized Lending – Amber DWM offers crypto-backed financing solutions that allow clients to obtain liquidity against their digital asset holdings. These services include configurable loan terms and automated position monitoring mechanisms designed to reduce the risk of forced liquidation.

Full-Stack Execution Solutions

Amber DWM’s execution solutions provide direct access to over 2,000 trading pairs across more than 100 centralized exchanges (CEXs), decentralized exchanges (DEXs), and over-the-counter (OTC) markets. The platform’s connectivity to a broad network of liquidity sources enables trade execution across a wide range of digital assets.

●	Automated Execution – Amber DWM’s execution services are backed by a high-performance trading infrastructure, supporting automated strategies and advanced order execution methods, such as Volume Weighted Average Price (VWAP) and Time Weighted Average Price (TWAP), and Iceberg strategies for optimized trading.
●	OTC Trading – Amber DWM offers over-the-counter trading solutions through a 24/7 institutional OTC desk to facilitate large-order execution through bilateral transactions. The solutions are tailored to institutional clients and are designed to minimize market impact.

Seamless Crypto Payment Solutions

●	Fiat On/Off-Ramp – Amber DWM provides crypto-to-fiat and fiat-to-crypto conversion services through regulated channels, enabling clients to transact between digital assets and traditional currencies in a secure and compliant manner.
●	Amber Premium Crypto Card – Amber Premium Crypto Card is a virtual payment solution designed to seamlessly integrate digital assets with traditional financial systems. This card enables users to directly spend a broad range of cryptocurrencies—including yield-generating digital assets—at merchants worldwide, with real-time transaction settlement. The Amber Premium Crypto Card aims to enhance the utility of digital assets by facilitating instantaneous and secure payments across the global merchant network.

Key Factors Affecting Amber DWM’s Results of Operations

We believe the key factors affecting Amber DWM’s financial condition and results of operations include the followings:

Market Demand for Digital Asset Management Products

The market demand for digital asset management products is affected by a variety of factors related to market conditions and overall sentiment towards digital assets. Developments within the cryptoeconomy—such as regulatory changes, technological advancements, or notable actions by major companies—can rapidly alter perceptions and adoption rates. For instance, if leading firms successfully implement fiat on/off ramp services or enhance OTC trading and execution capabilities, this could bolster confidence in digital assets as viable mediums of exchange or stores of value. While occasional challenges like security concerns or regulatory adjustments may arise, they are part of the dynamic landscape influencing user and investor confidence, affecting clients’ demand for these products. Additionally, evolving social media trends and market speculation may sway consumer preferences, impacting which digital assets are perceived as valuable.

Moreover, the ability of digital assets to meet user demands and provide tangible utility is crucial. As consumers seek products that integrate seamlessly into their financial lives, the functionality of digital assets and their ecosystems becomes paramount. These economic fluctuations can further influence these trends, reducing purchasing power and investment willingness at times. On the other hand, they also present opportunities for innovation and adaptability. This interplay of market sentiment, functionality, regulatory landscape, and economic conditions creates a dynamic environment for demand, driving the need for agility and innovation in responding to evolving consumer needs and perceptions in the cryptoeconomy.

Price of Digital Assets and Transaction Volume

Amber DWM earns conversion fees when clients transfer or withdraw funds and/or digital assets from its platform, and performs conversion between fiat currencies and digital assets. Amber DWM also earns finance income mainly from premiums earned on structured products as well as interest earned from digital asset lending arrangements. Depending on product type, Amber DWM either charges a flat fee or a percentage of the value of each transaction. Therefore, Amber DWM’s operating results are dependent on the prices of digital assets, transaction volumes, and market liquidity for digital assets.

In addition, in May 2025, we announced the crypto reserve plan of up to US$100 million. The reserve strategy will initially focus on high-conviction digital assets, such as Binance Coin (BNB), Solana (SOL), Sui (SUI), Ripple (XRP), Bitcoin (BTC), and Ethereum (ETH) — with flexibility to expand into other ecosystem-aligned tokens as well as allocate funds for stablecoins such as World Liberty Financial USD (USD1). As a result, Amber DWM’s financial conditions and results of operation are affected by the fluctuations in the market price of these digital assets and any associated unrealized gains or losses. Such gains or losses may be recognized in its financial statements as a result of a changes in the market price of these digital assets relative to the carrying values recorded on our balance sheets.

Effectiveness of Innovative “1+N” Premium Servicing Model and Client Support and Servicing Capabilities

Central to Amber DWM’s offering is the innovative “1+N” premium service model. This client-first approach pairs each client with a dedicated relationship manager (the “1”) supported by a team of domain experts (the “N”), delivering tailored services across the entire digital asset wealth management lifecycle, including fiat on/off ramp services, OTC trading and execution services, standard earn/structured products and DeFi yield-enhanced products. The effectiveness of the “1+N” model may be affected during periods of market volatility, where rapid decisions and responses are crucial, potentially impacting the quality of client engagement and service delivery. In addition, this model requires seamless collaboration between the relationship manager and experts. In addition, Amber DWM’s ability to cross-sell its products (e.g., transitioning clients from OTC trading to structured products) could materially affect its results of operations.

Ability to Competitively Price Products and Services

Amber DWM’s operating results depend on its ability to competitively price its products and services. Similar to the industry peers, as the industry evolves, Amber DWM anticipates some fee pressure. Amber DWM’s strategy is to maintain its position as a trusted brand while developing new products and services to enhance its customer value proposition and offset the effects of any future fee pressure. Maintaining and growing client trust in Amber DWM’s brand is critical. In addition, Amber DWM’s ability to capture value through the development of new and existing products and services may also affect its operating results and financial condition.

Regulatory Environment

The regulatory environment for digital assets is complex and evolving, presenting both challenges and opportunities that could affect Amber DWM’s financial performance. While Amber DWM is committed to designing products and services that adhere to legal requirements, changes in laws and regulations may influence Amber DWM’s ability to onboard customers and offer products across various regions.

In addition, Amber DWM’s financial prospects and growth depend significantly on its ability to continue to operate in compliance with these regulations. Amber DWM designs its products and services to ensure legal compliance. Amber DWM maintains operations and holds licenses in multiple jurisdictions, each subject to its own legal framework. Amber DWM expects to continue to invest significant resources to comply with these regulatory requirements.

Results of Operations of Amber DWM

The following table sets forth a summary of Amber DWM’s consolidated results of operations for the six months ended December 31, 2024 and 2023. This information should be read together with Amber DWM’s consolidated financial statements and related notes included elsewhere in this transition report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period and the period-to-period comparisons discussed below may not be meaningful and are not indicative of Amber DWM’s future trends.

	Six Months Ended December 31,
	2023		2024
	US$	%	US$	%
	(Unaudited)		(Audited)
Revenue	1,670,009	100.0	5,596,799	100.0
Cost of revenue	(856,768)	(51.3)	(3,852,025)	(68.8)
Gross profit	813,241	48.7	1,744,774	31.2
Other income	49,100	2.9	205,576	3.7
Technology and development expenses	(195,720)	(11.7)	(294,403)	(5.3)
Sales and marketing expenses	(2,164)	(0.1)	(75,222)	(1.4)
General and administrative expenses	(2,176,000)	(130.3)	(4,219,116)	(75.4)
Finance costs	(59,184)	(3.6)	(24,690)	(0.4)
Total operating expenses	(2,433,068)	(145.7)	(4,613,431)	(82.5)
Operating loss	(1,570,727)	(94.1)	(2,663,081)	(47.6)
Fair value changes on derivative contract	25,918	1.6	(94,963)	(1.7)
Realized fair value changes of digital assets	(54,607)	(3.3)	(212,581)	(3.8)
Realized fair value changes of digital assets on loan from related parties denominated in digital assets	(426,801)	(25.5)	—	—
Unrealized fair value changes of digital assets on loan from related parties denominated in digital assets	(3,782,355)	(226.5)	(10,034,795)	(179.3)
Unrealized fair value changes of digital assets	—	—	73,377	1.3
Total other expenses	(4,237,845)	(253.7)	(10,268,962)	(183.5)
Loss before income tax	(5,808,572)	(347.8)	(12,932,043)	(231.1)
Income tax expense	—	—	—	—
Loss for the period, representing total comprehensive loss for the period	(5,808,572)	(347.8)	(12,932,043)	(231.1)
Loss per share attributable to owners of the Company Basic and diluted	(145.2)		(210.2)
Weighted average number of ordinary shares Basic and diluted	40,000		61,522

Key Components of Results of Operations of Amber DWM

Revenue

Amber DWM generates revenue from wealth management solutions, execution solutions and payment solutions. Wealth management solutions revenue is mainly generated from finance income, premiums earned on structured products and agency fees. Execution solutions revenue mainly includes the transaction fees from execution services. Payment solutions revenue is generated from the conversion fee of our fiat on/off-ramp services.

The following table presents the breakdown of Amber DWM’s total revenue, both in absolute amounts and as percentages of its total revenue for the periods presented.

	Six Months Ended December 31,
	2023		2024
	US$	%	US$	%

	(Unaudited)		(Audited)
Wealth management solutions	814,526	48.8	4,996,257	89.3
Execution solutions	55,671	3.3	267,266	4.8
Payment solutions	799,812	47.9	333,276	5.9
Total revenue	1,670,009	100.0	5,596,799	100.0

Cost of Revenue

Amber DWM’s cost of revenue mainly consists of interests and premium costs paid to clients, the premium costs associated with managing the risks of the underlying assets of Amber DWM’s structured products when acting on a principal basis, and customer referral fees.

Operating Expenses

Amber DWM’s total operating expenses consist of technology and development expenses, sales and marketing expenses, general and administrative expenses and finance costs.

The following table sets forth Amber DWM’s operating expenses, both in absolute amount and as a percentage of its net revenues, for the periods presented.

	Six Months Ended December 31,
	2023		2024
	US$	%	US$	%
	(Unaudited)		(Audited)
Technology and development expenses	(195,720)	(11.7)	(294,403)	(5.3)
Sales and marketing expenses	(2,164)	(0.1)	(75,222)	(1.4)
General and administrative expenses	(2,176,000)	(130.3)	(4,219,116)	(75.4)
Finance costs	(59,184)	(3.6)	(24,690)	(0.4)

Technology and development expenses. Amber DWM’s technology and development expenses primarily consist of technology infrastructure expenses, software services expenses incurred in operating, maintaining, and enhancing its platform and in developing new products and services.

Sales and marketing expenses. Amber DWM’s sales and marketing expenses primarily consist of branding and marketing expenses.

General and administrative expenses. Amber DWM’s general and administrative expenses primarily consist of personnel expenses, legal and professional fee, depreciation and amortization, office supplies and maintenance, and other corporate related expenses.

Finance costs. Amber DWM’s finance costs consist of interest expense on lease liabilities and related parties.

Other Expenses

Amber DWM’s total other expenses mainly consist of realized and unrealized fair value changes of digital assets.

Amber DWM’s total realized fair value changes of digital assets represents changes in the prices of digital assets traded in Amber DWM’s ordinary course of business and changes in the prices of BTC and ETH borrowed from or repaid to related parties by Amber DWM.

Amber DWM’s total unrealized fair value changes of digital assets mainly represents changes in the prices of BTC and ETH loaned to Amber DWM by Amber Global Limited (“Amber Group”) in connection with the acquisition of Sparrow Holdings Pte. Ltd. in 2022, which has been waived by Amber Group as of the date of this transition report.

Taxation

Cayman Islands

Amber DWM is incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands

Amber DWM’s subsidiaries incorporated in the British Virgin Islands are not subject to income or capital gains taxes, estate duty, inheritance tax or gift tax. In addition, payment of dividends to the shareholders of Amber DWM’s subsidiaries in the British Virgin Islands are not subject to withholding tax in the British Virgin Islands.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, Amber DWM’s subsidiary incorporated in Hong Kong is subject to 16.5% income tax on their taxable income generated from operations in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two- tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

Singapore

Under the current Inland Revenue Authority of Singapore, Amber DWM’s subsidiaries incorporated in Singapore are subject to a statutory tax rate of 17% (2023: 17%).

Dubai

Under the current Dubai Ministry of Finance, Amber DWM’s subsidiary incorporated in Dubai is subject to UAE corporate tax on their taxable income generated from operations in Dubai. As per Ministry of Finance, corporate rates are: 0% for taxable income up to AED375,000 and 9% for taxable income above AED375,000.

Six Months Ended December 31, 2024 Compared to Six Months Ended December 31, 2023

Revenue

Amber DWM’s revenue increased from US$1.7 million for the six months ended December 31, 2023 to US$5.6 million for the six months ended December 31, 2024, as a result of robust market growth in digital asset industry and strategic partnerships.

Amber DWM’s revenue from wealth management solutions increased from US$0.8 million for the six months ended December 31, 2023 to US$5.0 million for the six months ended December 31, 2024, primarily due to strong demand on our diverse investment products, such as structured products which we recorded a significant increase on client asset amount on platform during the period.

Amber DWM’s revenue from execution solutions increased from US$56 thousand for the six months ended December 31, 2023 to US$0.3 million for the six months ended December 31, 2024, primarily due to improvement in average execution fee rate resulting from strategic partnerships, as well as increase in execution trading volume due to favorable market conditions.

Amber DWM’s revenue from payment solutions decreased from US$0.8 million for the six months ended December 31, 2023 to US$0.3 million for the six months ended December 31, 2024, primarily due to lower crypto to fiat conversion volumes as clients chose to maintain their digital assets.

Cost of Revenue

Amber DWM’s cost of revenue increased from US$0.9 million for the six months ended December 31, 2023 to US$3.9 million for the six months ended December 31, 2024, primarily driven by the growth in wealth management solutions business.

Gross Profit and Gross Profit Margin

As a result of the above, Amber DWM’s gross profit was more than doubled, increasing from US$0.8 million for the six months ended December 31, 2023 to US$1.7 million for the six months ended December 31, 2024. Amber DWM’s gross profit margin changed from 48.7% to 31.2% during the same periods, primarily because of the increase in customer referral fees.

Other Income

Amber DWM’s other income mainly consists of interest income, government grants, service income, and others.

Amber DWM’s other income increased from US$49 thousand for the six months ended December 31, 2023 to US$0.2 million for the six months ended December 31, 2024, primarily due to interest income generated from bank deposits during the period and service income from related parties.

Operating Expenses

Amber DWM’s total operating expenses increased from US$2.4 million for the six months ended December 31, 2023 to US$4.6 million for the six months ended December 31, 2024.

Amber DWM’s technology and development expenses increased from US$0.2 million for the six months ended December 31, 2023 to US$0.3 million for the six months ended December 31, 2024, primarily attributable to the increase of IT and related services fee for business expansion.

Amber DWM’s sales and marketing expenses increased from US$2 thousand for the six months ended December 31, 2023 to US$75 thousand for the six months ended December 31, 2024, primary because Amber DWM held more promotional events during the period.

Amber DWM’s general and administrative expenses increased from US$2.2 million for the six months ended December 31, 2023 to US$4.2 million for the six months ended December 31, 2024, primarily related to personnel expenses, legal and professional fee for business expansion.

Amber DWM’s finance costs was US$59 thousand for the six months ended December 31, 2023, compared to US$25 thousand for the six months ended December 31, 2024.

Other Expenses

Amber DWM’s total other expenses increased from US$4.2 million for the six months ended December 31, 2023 to US$10.3 million for the six months ended December 31, 2024.

Amber DWM’s unrealized fair value loss of digital assets on loan from related parties denominated in digital assets increased from US$3.8 million for the six months ended December 31, 2023 to US$10.0 million for the six months ended December 31, 2024. Realized fair value loss of digital assets was US$55 thousand for the six months ended December 31, 2023, compared to US$0.2 million for the six months ended December 31, 2024. Fair value changes on derivative contract was US$0.1 million loss for the six months ended December 31, 2024, compared to US$26 thousand gain for the six months ended December 31, 2023. These changes are primarily due to the increase in BTC and ETH prices. The effect was partially offset by a decrease in realized fair value loss of digital assets on loan from related parties denominated in digital assets amounting to US$0.4 million, which resulted from the repayment of BTC and ETH to related parties in the six months ended December 31, 2023, while no additional borrowing or repayment of digital assets occurred in the six months ended December 31, 2024.

Income Tax Expense

As of December 31, 2024, Amber DWM was still in accumulated loss position and incurred nil current income tax expense for the six months ended December 31, 2023 and 2024.

Net loss

As a result of the foregoing, Amber DWM incurred a net loss of US$12.9 million for the six months ended December 31, 2024, as compared to a net loss of US$5.8 million for the six months ended December 31, 2023.

Recent Changes in Accounting Policies

For a detailed discussion on the recent changes in accounting policies, see Note 2.2 to Amber DWM’s consolidated financial statements included elsewhere in this transition report.

ITEM 5B.LIQUDITY AND CAPITAL RESOURCES

During the reporting period, Amber DWM’s principal sources of liquidity have been cash generated from its operating activities and advances from the ultimate holding company, Amber Group, and related companies. As of December 31, 2024, Amber DWM had US$6.3 million in cash and cash equivalents and primarily consisted of bank balances which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value, and pledged deposits of US$3.0 million. Amber DWM closely monitors its cash balance and future payments obligations by preparing monthly management account and regular fund reports to provide a timely overview of its overall cash position and liquidity and risk control measurements. Such reports will be reviewed by the management. In addition, Amber DWM has adopted a stringent cash management policy. Amber DWM also regularly monitors its current and expected liquidity requirements to ensure that it maintains sufficient cash balances to meet its liquidity needs.

Cash Flows and Working Capital

The following table sets forth a summary of Amber DWM’s cash flows for the periods indicated:

	Six Months Ended December 31,
	2023	2024

	US$
	(Unaudited)	(Audited)

Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(1,143,113)	(1,732,305)
Net cash used in investing activities	—	(59,020)
Net cash generated from financing activities	1,524,027	4,301,711
Net change in cash and cash equivalents	380,914	2,510,386
Cash and cash equivalents at beginning of period	98,162	3,766,347
Cash and cash equivalents at end of period	479,076	6,276,733

Operating Activities

Net cash used in operating activities was US$1.7 million in the six months ended December 31, 2024, which was mainly attributable to net loss of US$12.9 million, partially offset by non-cash items of US$10.4 million and a net increase in working capital of US$0.8 million. The non-cash items of US$10.4 million mainly consisted of unrealized fair value loss on amount due to related parties denominated in digital assets of US$10.0 million, amount received from related parties in digital assets of US$1.9 million, partially offset by net income settled in digital assets of US$1.7 million. The net increase in working capital was primarily attributable to increase of trade and other payables during the period.

Net cash used in operating activities was US$1.1 million in the six months ended December 31, 2023, which was mainly attributable to net loss of US$5.8 million, partially offset by non-cash items of US$4.3 million and a net increase in working capital of US$0.3 million. The non-cash items of US$4.3 million mainly consisted of unrealized fair value loss on amount due to related parties denominated in digital assets of US$3.8 million, and depreciation and amortization expenses of US$0.3 million. The net increase in working capital was primarily attributable to increase in trade and other payables of US$0.3 million during the period.

Investing Activities

Net cash used in investing activities was US$59 thousand in the six months ended December 31, 2024, which was mainly attributable to purchase of computer software of US$76 thousand and increase of pledged deposits of US$49 thousand during the period, partially offset by interest received of US$66 thousand.

Net cash used in investing activities was nil in the six months ended December 31, 2023.

Financing Activities

Net cash generated from financing activities was US$4.3 million in the six months ended December 31, 2024, mainly attributable to proceeds from related parties of US$6.5 million, partially offset by proceeds paid to related parties amounting to US$2.2 million during the period.

Net cash generated from financing activities was US$1.5 million in the six months ended December 31, 2023, mainly attributable to proceeds from related parties amounting to US$1.7 million during the period.

Credit Facilities

Amber DWM did not have any credit facilities, significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024.

Capital Expenditures

Amber DWM made capital expenditures of US$76 thousand in the six months ended December 31, 2024, which was used for purchase of computer software. The capital expenditure was nil in the six months ended December 31, 2023. Amber DWM will continue to make capital expenditures to support its business.

Material Cash Requirements

Amber DWM did not have material cash requirements as of December 31, 2024.

Subsequent Events

On November 29, 2024, Amber DWM entered into a definitive agreement and plan of merger (the “Merger Agreement”) with iClick and Overload Merger Sub Ltd., a Cayman Islands exempted company and a direct, wholly owned subsidiary of iClick. Pursuant to the Merger Agreement, Overload Merger Sub will merge with Amber DWM, with Amber DWM continuing as the surviving entity and becoming a wholly-owned subsidiary of iClick, and the shareholders of Amber DWM will exchange all of its issued and outstanding share capital for a mixture of newly issued Class A and Class B ordinary shares of iClick on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933.

The Merger was closed on March 12, 2025. In connection with the Merger, the Company changed its name from “iClick Interactive Asia Group Limited” to “Amber International Holding Limited”. In addition, ADSs began trading under the new ticker symbol “AMBR” on the Nasdaq effective on March 13, 2025.

In addition, in connection with the Merger, on March 12, 2025, we entered into intercompany services agreements with certain wholly owned subsidiaries of Amber Group. These agreements would afford us with substantially the same economic benefits as the transactions contemplated under the Merger Agreement signed in connection with the Merger, pending certain regulatory approvals for DWM Asset Restructuring contemplated under the Merger Agreement. This includes our entitlement to 100% of the consolidated net income generated from certain contracts associated with WhaleFin Technologies Limited (“WFTL”) effective from January 1, 2025, and 100% consolidated net income of Sparrow Tech effective from March 12, 2025. On March 12, 2025, Amber DWM transferred all of its shares in Sparrow Holdings Pte. Ltd. (a subsidiary of Amber DWM and holds 100% shares in Sparrow Tech) to Amber Group.

On April 25, 2025, Sparrow Tech has received the necessary approvals to become a wholly-owned subsidiary of the Company, and has been rebranded to Amber Premium Singapore. On the same date, Amber Group transferred its shares in Sparrow Holdings Pte. Ltd. to Amber DWM and Sparrow Tech has become a wholly-owned subsidiary of the Company.

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

Quantitative and Qualitative Disclosures about Market Risk

Amber DWM’s activities expose it to a variety of financial risks from its operation. The key financial risks include credit risk, liquidity risk and market risk (including foreign currency risk, digital asset price risk, risks associated with the storage and protection of digital assets and investment risk related to trading of digital assets). For the descriptions of credit risk and liquidity risk, see “Notes to The Consolidated Financial Statements – Note 24. Financial risk management.”

Foreign Currency Risk

Foreign currency risk arises from cash flows from transactions denominated in foreign currencies. Amber DWM has transactional currency exposures arising from sales or purchases that are denominated in a currency other than the functional currency, primarily Singapore Dollar (“SGD”). If the U.S. dollar appreciates against the SGD by 5%, Amber DWM’s profit would decrease by approximately US$23,000 in the six months ended December 31, 2024. Amber DWM does not have any formal policy for hedging against currency risk. The value of the SGD against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in economic conditions in Singapore and U.S. and by Singapore’s foreign exchange policies.

To the extent that we need to convert U.S. dollars into SGD for our operations, appreciation of SGD against the U.S. dollar would reduce the SGD amount we receive from the conversion. Conversely, if we decide to convert SGD into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debts, or for other business purposes, appreciation of the U.S. dollar against the SGD would reduce the U.S. dollar amounts available to us.

Certain of our operating activities are transacted in Hong Kong dollars. We consider the foreign exchange risk in relation to transactions denominated in Hong Kong dollars with respect to U.S. dollars is not significant as HK dollar is pegged to U.S. dollar.

Digital Assets Price Risk

Crypto asset risk is the risk that future profit and financial position will fluctuate because of changes in the price of crypto assets. Digital assets that Amber DWM deals with in its trading activities are digital assets such as BTC and ETH which can be traded in a number of public exchanges.

Amber DWM’s exposure to price risk arises from digital assets and digital assets payables which are both measured on a fair value basis. In particular, Amber DWM’s operating result may depend upon the market price of BTC and ETH, as well as other digital assets. If the price of BTC and ETH rise by 30%, Amber DWM’s profit would increase by approximately US$31,000 and US$6,000 in the six months ended December 31, 2024, respectively. Digital asset prices have fluctuated significantly from time to time. There is no assurance that digital asset prices will reflect historical trends.

The price risk of digital assets arising from trading of digital assets business is partially offset by remeasurement of digital assets payables representing the obligations to deliver digital assets held by Amber DWM in the customers’ accounts to the customers under the respective trading arrangements with Amber DWM.

For more quantitative analysis of the foreign currency risk and digital assets price risk, see “Notes to The Consolidated Financial Statements – Note 24. Financial risk management.”

Risks Associated with Storage and Protection of Digital Assets

Amber DWM primarily stores its digital assets with cryptocurrency custodians to facilitate customers deposits and withdrawals. Due to the lack of an insurance policy for its digital assets, any disruptions or closures of cryptocurrency custodians, as well as potential cyber-attacks or thefts, could result in substantial losses for Amber DWM.

Investment Risk Related to Trading of Digital Assets

We follow a fully hedged strategy for structured products. Each user-facing structured product is quoted by a related party and a spread is added before it is quoted to clients. Therefore, there is no exposure to structured products.

ITEM 5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

As of the date of this transition report, we do not have intellectual property rights that are material to our business.

We currently require license to operate our business in Singapore. Sparrow Tech, our wholly-owned subsidiary, holds a Major Payment Institution (MPI) License issued by the Monetary Authority of Singapore to provide Digital Payment Token services in Singapore under the Payment Services Act.

ITEM 5D. TREND INFORMATION

Other than as disclosed elsewhere in this transition report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our revenue, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial condition.

ITEM 5E. Critical Accounting Estimates

The discussion and analysis of Amber DWM’s financial condition and results of operations relates to Amber DWM’s consolidated financial statements, which have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board. The preparation of these financial statements requires Amber DWM to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, Amber DWM evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

The accounting estimates are considered critical if: (i) the accounting estimate requires Amber DWM to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that Amber DWM reasonably could have used in the current period, would have a material impact on Amber DWM’s financial condition or results of operations. Changes in estimates used in these and other items could have a material impact on Amber DWM’s financial statements.

For a detailed discussion of the significant accounting policies and related judgments, see “Notes to The Consolidated Financial Statements – Note 2. Summary of significant accounting policies”.

The following accounting estimates relate to the significant areas involving management’s judgments and estimates in the preparation of Amber DWM’s financial statements, and are those that management believes are the most critical to aid the understanding and evaluation of this management discussion and analysis:

Fair Value of Derivative Financial Instruments

Derivative financial instruments are measured at fair value at initial recognition and designated to be measured subsequently at fair value through profit or loss. Amber DWM had applied Black-Scholes model to estimate the fair value of the derivative financial instrument. The key inputs contributing to the estimation uncertainty include annualized volatility and risk-free rate.

Impairment of Goodwill

Amber DWM tests goodwill for impairment at least on an annual basis. Determining whether goodwill is impaired requires an estimation of the value-in-use of the cash-generating units (“CGU”) to which goodwill has been allocated. The value-in-use calculation requires the entity to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value. No impairment loss was recognised during the financial period/year ended December 31 and June 30, 2024.

ITEM 8.FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

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

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have implemented processes for assessing, identifying and managing material risks from cybersecurity threats. These processes mainly include:

●	conducting risk assessments to identify material cybersecurity risks to our critical systems, information, products and services, as well as broader enterprise IT environment;
●	developing risk-based action plans to manage identified vulnerabilities and implementing new protocols and infrastructure improvements;
●	investigating cybersecurity incidents, if any;
●	monitoring cybersecurity threats to sensitive data and unauthorized access to our systems;
●	implementing secure access control measures to our critical IT systems, equipment, and devices to prevent unauthorized access; and
●	based on the severity of the cybersecurity risk and the potential impact of such risk on our business operations, developing and executing protocols to promptly report material cybersecurity incidents to our board of directors.

We have also integrated cybersecurity risk management into our overall enterprise risk management system. In addition, we hold cybersecurity, information security and threat awareness training on a regular basis.

We handle the assessment, identification, and management of cybersecurity risks in-house. Meanwhile, we have also engaged third-party cybersecurity assessment service providers to conduct risk assessments on our core systems, including vulnerability scanning, penetration testing, and code reviews. In 2024, we did not have any cybersecurity incidents that have materially affected or are reasonably likely to materially affect our business, results of operations, or financial condition. Our subsidiaries, Sparrow Tech Private Limited (“Sparrow Tech”) and Sparrow Digital Pte. Ltd., have obtained ISO 27001 certifications, demonstrating our commitment to internationally recognized information security standards. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident.

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

Our board of directors delegates its authorities and powers in managing risks associated with cybersecurity threats to our IT department.

●	Our IT department currently consists of 37 members, who have relevant experience in information security, compliance and risk management. Our IT department is responsible for the daily operation and maintenance of our information systems and monitoring and coordinating our cybersecurity risk management processes, including preparing internal policies and remediation plans with respect to cybersecurity risk assessment and management, and promptly reporting material cybersecurity risk or incidents to our board of directors.
●	In addition, our IT department is responsible for implementing our cybersecurity risk management plans, regularly monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents, and reporting information about our cybersecurity risk and assessments results to the head of the IT department.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to “Item 18. Financial Statements.”.

ITEM 18.FINANCIAL STATEMENTS

See pages beginning on page F-1 in this transition report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transition report on this Form 20-F on its behalf.

Amber International Holding Limited

	By:	/s/ Wayne Huo
	Name:	Wayne Huo
	Title:	Chief Executive Officer, Director

Date: June 12, 2025

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Financial Position as of December 31, 2024 and June 30, 2024	F-3
Consolidated Statements of Profit or Loss and Other Comprehensive Income for the Six Months Ended December 31, 2024 (Audited) and December 31, 2023 (Unaudited)	F-4
Consolidated Statements of Change in Equity for the Six Months Ended December 31, 2024 (Audited) and December 31, 2023 (Unaudited)	F-5
Consolidated Statements of Cash Flows for the Six Months Ended December 31, 2024 (Audited) and 2023 (Unaudited)	F-6
Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:The Board of Directors and Shareholder of

Amber DWM Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Amber DWM Holding Limited and its subsidiaries (the “Company”) as of December 31, 2024, and the related consolidated statement of profit or loss and other comprehensive loss, changes in equity, and cash flows for the six-month period ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the six-month period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Adoption of SAB 122:

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for assets related to custodian digital assets of customers and liabilities related to custodian digital assets of customers in 2024 due to the adoption of SAB 122.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No. 1171

We have served as the Company’s auditor since 2024

San Mateo, California

June 12, 2025

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	December 31, 2024	June 30, 2024
ASSETS		US$	US$
Non-current assets
Property, plant and equipment	4	704,082	96
Intangible assets	5	16,895,051	16,983,750
Total non-current assets		17,599,133	16,983,846

Current assets
Financial assets at fair value through profits or loss	6	263,890	247,826
Trade and other receivables	7	355,149	271,082
Collateral receivables	8	14,414,065	—
Digital assets	9	3,004,821	891
USDC	9	1,826,816	—
Amount due from related parties	23	11,532,911	12,220,264
Derivative contracts	12	69,934,232	21,075,160
Derivative financial instruments	10	1,576,395	22,395
Pledged deposits	11	3,049,339	3,000,000
Cash and cash equivalents	11	6,276,733	3,766,347
Total current assets		112,234,351	40,603,965

Total assets		129,833,484	57,587,811

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	13	1,840,803	947,836
Collateral payables	8	14,414,065	—
Liabilities due to customers	14	71,523,031	21,092,985
Payable to related parties	23	9,979,742	39,908,903
Derivative financial instruments	10	1,576,395	22,395
Lease liabilities	15	230,310	—
Total current liabilities		99,564,346	61,972,119

Non-current liabilities
Lease liabilities	15	484,574	—
Total non-current liabilities		484,574	—

Total liabilities		100,048,920	61,972,119

Equity
Share capital	16	13,500,000	13,500,000
Accumulated losses		(36,890,413)	(23,958,370)
Reserve	17	53,174,977	6,074,062
Total equity		29,784,564	(4,384,308)

Total equity and liabilities		129,833,484	57,587,811

The accompanying notes are an integral part of these financial statements.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE LOSS

		Six Months Ended	Six Months Ended
	Note	December 31, 2024	December 31, 2023
		US$	US$
		(Audited)	(Unaudited)
Revenue	18	5,596,799	1,670,009
Cost of revenue		(3,852,025)	(856,768)
Gross profit		1,744,774	813,241

Other income	19	205,576	49,100

Technology and development expenses		(294,403)	(195,720)
Sales and marketing expenses		(75,222)	(2,164)
General and administrative expenses		(4,219,116)	(2,176,000)
Finance costs	20	(24,690)	(59,184)
Total operating expenses		(4,613,431)	(2,433,068)

Operating loss		(2,663,081)	(1,570,727)

Fair value changes on derivative contract		(94,963)	25,918
Realized fair value changes of digital assets		(212,581)	(54,607)
Realized fair value changes of digital assets on loan from related parties denominated in digital assets		—	(426,801)
Unrealized fair value changes of digital assets		73,377	—
Unrealized fair value changes of digital assets on loan from related parties denominated in digital assets		(10,034,795)	(3,782,355)
Total other expenses		(10,268,962)	(4,237,845)

Loss before income tax	21	(12,932,043)	(5,808,572)

Income tax expense	22	—	—

Loss for the period, representing total comprehensive loss for the period		(12,932,043)	(5,808,572)

Loss per share attributable to owners of the Company
Basic and diluted		(210.2)	(145.2)

Weighted average number of ordinary shares
Basic and diluted		61,522	40,000

The accompanying notes are an integral part of these financial statements

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share		Accumulated	Total
	capital	Reserve	losses	equity
	US$	US$	US$	US$
Balance at July 1, 2024 (Audited)	13,500,000	6,074,062	(23,958,370)	(4,384,308)

Waiver of related party balances	—	47,100,915	—	47,100,915
Loss for the period, representing total comprehensive loss for the period	—	—	(12,932,043)	(12,932,043)

Balance at December 31, 2024 (Audited)	13,500,000	53,174,977	(36,890,413)	29,784,564

Balance at July 1, 2023 (Audited)	3,000,000	6,069,058	(7,808,822)	1,260,236

Loss for the period, representing total comprehensive loss for the period	—	—	(5,808,572)	(5,808,572)

Balance at December 31, 2023 (Unaudited)	3,000,000	6,069,058	(13,617,394)	(4,548,336)

The accompanying notes are an integral part of these financial statements.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six Months Ended	Six Months Ended
	Note	December 31, 2024	December 31, 2023
		US$	US$
		(Audited)	(Unaudited)
Cash flows from operating activities
Loss before income tax		(12,932,043)	(5,808,572)

Adjustments for:
Depreciation of property, plant and equipment	4	19,654	75,270
Amortization of intangible assets	5	164,299	262,736
Fair value gain on financial asset	6	(16,064)	2,392
Unrealized fair value changes on derivative contract	12	94,963	—
Unrealized fair value changes on digital assets		(73,377)	—
Unrealized fair value changes on amount due to related parties denominated in digital assets		10,034,795	3,782,355
Interest expense	20	24,690	59,184
Interest income		(76,850)	—
Gain on disposal of subsidiary		(5,004)	—
Lease modification		—	42,597
Net income received or settled in digital assets		(1,689,774)	118,855
Amount due from/to related parties in digital asset-trade		1,902,575	—
Operating cash flows before working capital changes		(2,552,136)	(1,465,183)

Changes in working capital:
Trade and other receivables		(73,136)	58,573
Trade and other payables		892,967	263,497
Net cash (used in)/generated from operating activities		(1,732,305)	(1,143,113)

Cash flows from investing activities
Interest income		65,919	—
Change in fixed deposit		(49,339)	—
Purchase of intangible assets	5	(75,600)	—
Net cash used in investing activities		(59,020)	—

Cash flows from financing activities
Proceed paid to related parties, net		(2,235,802)	—
Proceed received from related parties, net		6,548,274	1,653,203
Lease repayment	15	(10,761)	(129,176)
Net cash generated from/(used in) financing activities		4,301,711	1,524,027

Net change in cash and cash equivalents		2,510,386	380,914
Cash and cash equivalents at beginning of period		3,766,347	98,162
Cash and cash equivalents at end of period	11	6,276,733	479,076

A reconciliation of liabilities arising from financing activities as follows:

	Lease	Amount due to
	Liabilities	related parties
	US$	US$
December 31, 2024
As at July 1, 2024	—	39,908,903

Non-cash movement
- Interest expense	2,005	22,685
- Addition	723,640	—
- Unrealized fair value loss	—	10,034,795
- Waiver of related parties loan	—	(47,105,919)
- Amount due from/to related parties in digital asset-trade	—	7,602,367

Cash movement
- Rental payment	(10,761)	—
- Financing cash flow - Proceed received from related parties	—	(483,089)

As at December 31, 2024	714,884	9,979,742

December 31, 2023
As at July 1, 2023	284,038	24,669,407

Non-cash movement
- Interest expense	3,355	55,829
- Written off	(158,217)	—
- Unrealized fair value loss	—	3,782,355

Cash movement
- Repayment of principal	(129,176)	—
- Operating cash flow - Repayment to related parties	—	—
- Investing cash flow - Advance from related parties	—	—
- Financing cash flow - Proceed received from related parties	—	(1,632,971)

As at December 31, 2023	—	26,874,620

The accompanying notes are an integral part of these consolidated financial statements.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.Overview

Amber DWM Holding Limited (the “Company”) was incorporated in the Cayman Islands on November 28, 2023 and its registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The principal place of business of the Company is 1 Wallich Street, #30-02, Guoco Tower, Singapore 078881.

These consolidated financial statements comprise the Company and its subsidiaries (the “Group”).

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are disclosed below. The details of its subsidiaries are as follows:

		Percentage of effective
		ownership held by the
Name of subsidiary		Company
(Country of incorporation and		December 31,	June 30,
principal place of business)	Principal activities	2024	2024
Sparrow Holdings Pte. Ltd. (Singapore)	Investment holding	100%	100%
Sparrow Tech Private Limited (Singapore)	Develop digital asset platform to provide digital asset products/solutions	100%	100%
Sparrow Digital Pte. Ltd. (Singapore)	Develop digital asset platform to provide digital asset products/solutions	100%	100%
Sparrow Operations Private Limited (Singapore)	Other business support services	100%	100%
Sparrow Fund Management Pte. Ltd. (Singapore)	Fund management activities	100%	100%
Amber DWM Limited (Hong Kong)	Cost centre	100%	100%
Amber Premium FZE (Dubai)	VATP license application	100%	—
Amber Match Limited (BVI)	Business support services	100%	—
Amber Trading Alfa Limited (BVI)	Inactive	—	100%

Reorganization

In preparation of its business combination with iClick Interactive Asia Group Limited (“iClick Asia”), a company incorporated in Cayman Islands and listed on Nasdaq Capital Market, the Company underwent a series of reorganization arrangements and the following transactions were undertaken to reorganize the legal structure.

1.	Amber DWM Holding Limited was incorporated in the Cayman Islands on November 28, 2023, and is a wholly-owned subsidiary of Amber Global Limited.
2.	Sparrow Holdings Pte. Ltd., Sparrow Tech Private Limited, Sparrow Digital Pte. Ltd., Sparrow Operations Private Limited, and Sparrow Fund Management Pte. Ltd. (collectively known as “Sparrow Group), these entities were incorporated in Singapore and acquired by Amber Global Limited on November 29, 2022. As part of the preparation for the business combination, Amber Global Limited transfers the entire issued and paid-up capital of Sparrow Group to Amber DWM Holding Limited, a wholly-owned subsidiary of Amber Global Limited on July 18, 2024. As a result of the transfer, Sparrow Group became a wholly-owned subsidiary of Amber DWM Holding Limited.
3.	Amber DWM Limited was incorporated in Hong Kong on January 29, 2024 and is a wholly-owned subsidiary of Amber DWM Holding Limited.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.Overview (Continued)

Reorganization (Continued)

4.	Amber Trading Alfa Limited was incorporated in the British Virgin Islands on April 8, 2022 as a wholly-owned subsidiary of Amber Technologies Limited, a subsidiary of Amber Global Limited. As part of the preparation for the business combination, Amber Technologies Limited transfers the entire issued and paid-up capital of Amber Trading Alfa Limited to Amber DWM Holding Limited on June 27, 2024. As a result of the transfer, Amber Trading Alfa Limited became a wholly-owned subsidiary of Amber DWM Holding Limited. However, this entity was disposed of by Amber DWM Holding Limited on November 29, 2024.
5.	Amber Premium FZE was incorporated in Dubai on September 24, 2024 and is a wholly-owned subsidiary of Amber DWM Holding Limited.
6.	Amber Match Limited was incorporated in the British Virgin Islands on May 6, 2022 as a wholly-owned subsidiary of Amber Global Limited. As part of the preparation for the business combination, Amber Global Limited transfers the entire issued capital of Amber Match Limited to Amber DWM Holding Limited on January 23, 2025. As a result of the transfer, Amber Match Limited became a wholly-owned subsidiary of Amber DWM Holding Limited.

After a series of reorganization arrangements, Amber DWM Holding Limited became the holding company for all the subsidiaries. Since all entities involved in the reorganization arrangements are under common control before and after the reorganization, the reorganization is accounted for in a manner similar to a pooling of interests with the assets and liabilities of the parties to the reorganization carried over at their historical amount. Therefore, the accompanying consolidated financial statements were prepared as if the corporate structure of Amber DWM Holding Limited had been in existence since the beginning of the periods presented.

2.Summary of significant accounting policies

2.1Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.Summary of significant accounting policies (Continued)

2.1Basis of preparation (Continued)

In the current year, the Group has adopted all the new and revised IFRS and Interpretations of IFRS that are relevant to its operations and effective for annual periods beginning on or after July 1, 2024. Changes to the Group’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS and Interpretations of IFRS. The adoption of these new or amended IFRS and Interpretations of IFRS did not result in substantial changes to the Group’s accounting policies and had no material effect on the amounts reported for the current or prior financial years.

IFRS and Interpretations of IFRS issued but not yet effective

Description	Effective for annual periods beginning on or after
Amendments to IAS 21: Lack of Exchangeability	January 1, 2025
Amendments to IFRS 9 and IFRS 7: Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 9 and IFRS 7: Contracts referencing Nature-dependent Electricity	January 1, 2026
Annual Improvements to IFRS Accounting Standards—Volume 11	January 1, 2026
IFRS 18: Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19: Subsidiaries without Public Accountability: Disclosures	January 1, 2027

At the date of authorisation of these financial statements, certain IFRS and Interpretations of IFRS were issued but not yet effective. Consequential amendments were also made to various standards as a result of these new/revised standards.

The Group does not intend to early adopt any of the above new/revised standards, interpretations and amendments to the existing standards. Management anticipates that the adoption of the aforementioned revised/new standards will not have a material impact on the financial statements of the Group and Company in the period of their initial adoption.

2.2Change in accounting policy

Assets related to custodian digital assets of customers and liabilities related to custodian digital assets of customers:

On January 30, 2025, the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin (“SAB”) No. 122 (“SAB 122”). SAB 122 rescinds the previously issued interpretative guidance included within SAB 121 with respect to accounting for obligations to safeguard cryptoassets that an entity holds for its users. SAB 122 directs an entity to apply International Accounting Standard (“IAS”) 37, Provisions, Contingent Liabilities and Contingent Assets, to determine whether an entity has a liability related to risk of loss from an obligation to safeguard cryptoassets for users. The Company has adopted SAB 122 as of December 31, 2024 on a retrospective basis. As a result of the adoption of SAB 122, the Company has derecognized the assets related to custodian digital assets of customers and liabilities related to custodian digital assets of customers, previously recognized in the statements of financial position.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.Summary of significant accounting policies (Continued)

2.2Change in accounting policy (Continued)

In accordance with IFRS, the periods presented have been retrospectively adjusted to reflect this change, with no impact on the statements of profit or loss and other comprehensive income, or any other components of equity or net assets. The following table shows the changes in presentation in the statements of financial position upon the Company’s change in accounting principle to reflect the derecognition of assets related to custodian digital assets of customers and liabilities related to custodian digital assets of customers:

	June 30, 2024
	As previously
	reported	Adjustment	As adjusted
	US$	US$	US$
Assets related to custodian digital assets of customers	20,892,932	(20,892,932)	—
Liabilities related to custodian digital assets of customers	20,892,932	(20,892,932)	—

2.3Revenue

Revenue is measured at the fair value of the consideration received or receivable. Revenue is recognised when services are rendered to the customer. Depending on the terms of the contract and the laws that apply to the contract, service may be provided over time or at a point in time.

Service is provided over time if the Company’s performance: (1) provides all of the benefits received and consumed simultaneously by the customer; or (2) creates and enhances an asset that the customer controls as the Company performs.

If service transfers over time, revenue is recognised over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognised at a point in time when the customer obtains control of the service.

Specifically, the Group uses a five-step approach to recognise revenue:

●	Step 1: Identify the contract(s) with a client
●	Step 2: Identify the performance obligations in the contract
●	Step 3: Determine the transaction price
●	Step 4: Allocate the transaction price to the performance obligations in the contract
●	Step 5: Recognize revenue when (or as) the Company satisfies a performance obligation

The Group recognises revenue when a performance obligation is satisfied, i.e., when “control” of the goods underlying the particular performance obligations is transferred to customers.

The following is a description of the accounting policy for the principal revenue streams of the Company.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.Summary of significant accounting policies (Continued)

2.3Revenue (Continued)

On March 12, 2025, the Company completed its business combination with iClick Interactive Asia Group Limited and consolidating its operations under the Amber Premium brand and driving continuous business expansion. Following the merger, Amber Premium will report revenue under the following:

●	Wealth management solutions - revenue is mainly generated from finance income, premiums earned on structured products and agency fees.
●	Execution solutions - revenue mainly includes the transaction fees from execution services as buying and selling cryptocurrencies according to the client’s instructions.
●	Payment solutions - revenue is generated from the conversion fee of fiat on/off-ramp services.

Wealth management solutions (formerly classified as finance income, trading income and advisory fee)

Finance income

The Group enters into arrangements with related parties to purchase cryptocurrency-denoted products which represent fixed interest cryptocurrency deposit at related parties. The deposit is not protected by any insurance and is non-secured, hence the Group may lose some or all of the amount deposited with related parties in extreme market conditions. Upon maturity, the Group receives the same type of cryptocurrency in the same quantity, in principal plus additional interest returns in cryptocurrency. The deposit can be withdrawn on demand and is generally delivered to the Group within 3 working days upon maturity. The nature of the product in essence, is a cryptocurrency lending arrangement. Financing income derived from cryptocurrency lending arrangement is denominated in units of the specific cryptocurrency to related parties and is recognised based on the gross carrying amount over the term of the cryptocurrency lending arrangement using effective interest rate. The term of the cryptocurrency lending arrangement varies from 30 days to 250 days.

Premium – structured cryptocurrency products

The Group generates premium through structured cryptocurrency products offered to clients, including options and “accumulator” / “decumulator” contracts. Revenue arises from premiums received from counterparties and realized gains/losses upon contract exercise or settlement. Under IFRS 15, the Group recognizes premium income at the inception of the contract when the performance obligation is created, as the premiums represent consideration for making the derivative instruments available to clients. Gains or losses arising from contract exercise or settlement are recognized at the point of settlement, measured as the difference between the contractual strike price and the prevailing market price of the underlying cryptocurrency. Revenue is presented gross, reflecting the Group’s role as principal in these transactions.

Agency fee

Agency fee is recognised at a point in time for consultancy service rendered and accepted by customers.

Execution solutions (formerly classified as conversion fees)

The Group earns a transaction fee when customers change or convert digital assets, according to the customers’ requirements.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.Summary of significant accounting policies (Continued)

2.3Revenue (Continued)

The Group will charge the customer a predetermined conversion fee, which is based on a fixed percentage of the contract price for each transaction. The conversion fee is a fixed price contract, and the conversion fee is indicated on the contract with customers. Management determined there is only one performance obligation related to conversion fee and revenue is recognised at a point in time upon conversion service is rendered and (1) accepted and acknowledgement by customers indicating acceptance of service or (2) objective evidence of transfer of cryptocurrency into designated wallet specified by the customer or counterparty. Customers typically make payments together with the transaction price i.e. conversion fee will be charged together or deducted from the transaction price. The Group is an agent as the Group provides facilitation services for the transaction entered by the customers.

Payment solutions (formerly classified as conversion fees)

The Group earns a fee when customers transfer or withdraw funds from its proprietary platform, and conversion between fiat currencies and digital assets, according to the customers’ requirements.

The Group will charge the customer a predetermined conversion fee, which is based on a fixed percentage of the contract price for each transaction. The conversion fee is a fixed price contract, and the conversion fee is indicated on the contract with customers. Management determined there is only one performance obligation related to conversion fee and revenue is recognised at a point in time upon conversion service is rendered and (1) accepted and acknowledgement by customers indicating acceptance of service or (2) objective evidence of transfer of cryptocurrency into designated wallet specified by the customer or counterparty. Customers typically make payments together with the transaction price i.e. conversion fee will be charged together or deducted from the transaction price. The Group is an agent to as the Group provides facilitation services for the transaction entered by the customers.

2.4Government grants

Grants from the government are recognised as a receivable at their fair value when there is reasonable assurance that the grant will be received and the Group will comply with all the attached conditions.

Government grants receivable are recognised as income over the periods necessary to match them with the related costs which they are intended to compensate for, on a systematic basis. Government grants relating to expenses are shown separately as “other income”.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.Summary of significant accounting policies (Continued)

2.5Basis of consolidation

Consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on that control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealised gains on transactions between group entities are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Group.

Common control

Acquisition of entities under an internal reorganization scheme does not result in any change in economic substance. Accordingly, the consolidated financial statements of the Group are a continuation of the acquired entities and is accounted for as follows:

●	The results of entities are presented as if the internal reorganization occurred from the beginning of the earliest period presented in the financial statements;
●	The Group will consolidate the assets and liabilities of the acquired entities at the pre-combination carrying amounts. No adjustments are made to reflect fair values, or recognize any new assets or liabilities, at the date of the internal reorganization that would otherwise be done under the acquisition method; and
●	No new goodwill is recognized as a result of the internal reorganization. The only goodwill that is recognized is the existing goodwill relating to the combining entities. Any difference between the consideration paid/transferred and the equity acquired is reflected within equity as a merger reserve.

Acquisition

The acquisition method of accounting is used to account for business combinations entered by the Group.

The consideration transferred for the acquisition of a subsidiary or business comprises the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes any contingent consideration arrangement and any pre- existing equity interest in the subsidiary measured at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.Summary of significant accounting policies (Continued)

2.5Basis of consolidation (Continued)

Acquisition (Continued)

On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree at the date of acquisition either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

The excess of (a) the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (b) fair value of the identifiable net assets acquired is recorded as goodwill.

Disposals

When a change in the Group’s ownership interest in a subsidiary results in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognised. Amounts previously recognised in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained earnings if required by a specific standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognised in profit or loss.

2.6Subsidiaries

Investment in subsidiaries are carried at cost less accumulated impairment losses in the Company’s statement of financial position. On disposal of such investment, the difference between disposal proceeds and the carrying amount of the investment is recognised in profit or loss.

2.7Property, plant and equipment

All items of property, plant and equipment are initially recorded at cost. Subsequent to recognition, property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of property, plant and equipment includes its purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Dismantlement, removal or restoration costs are included as part of the cost of property, plant and equipment if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the property, plant and equipment.

The projected cost of dismantlement, removal or restoration is also recognised as part of the cost of property, plant and equipment if the obligation for the dismantlement, removal or restoration is incurred as a consequence of either acquiring the asset or using the asset for purpose other than to produce inventories.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.Summary of significant accounting policies (Continued)

2.7Property, plant and equipment (Continued)

Depreciation is calculated using the straight-line method to allocate depreciable amounts over their estimated useful lives. The estimated useful lives are as follows:

Computer equipment	3 years
Furniture and fittings	3 years
Office equipment	3 years
Leasehold improvement	Over lease term
Lease premise	Over lease term

Fully depreciated property, plant and equipment are retained in the financial statements until they are no longer in use.

The residual values, useful lives and depreciation method are reviewed at the end of each reporting period, and adjusted prospectively, if appropriate.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on derecognition of the asset is included in profit or loss in the year the asset is derecognised.

2.8Intangible assets

Acquired intangible assets are initially measured at cost. The cost of intangible assets acquired in a business combination is initially measured at their fair value at the acquisition date. Subsequent to initial recognition, the intangible assets are reported at cost less accumulated amortisation and accumulated impairment losses.

Intangible assets with finite useful life are amortised over its useful life, using its straight-line method.

Computer software

Acquired computer software is initially capitalised on the basis of the costs incurred to acquire and prepare the software for its intended use. Direct expenditure which enhances or extends the performance of computer software beyond its specifications and which can be reliably measured is added to the cost of the software. Costs associated with maintaining computer software are recognised as an expense as incurred.

Computer software licences are subsequently carried at cost less accumulated amortisation and accumulated impairment losses. These costs are amortised to profit or loss over their estimated useful lives of 3 years.

Trademark

Trademark is stated at cost less accumulated amortisation and accumulated impairment losses. The cost is amortised over 10 years, which is the shorter of their estimated useful lives and periods of contractual rights.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.Summary of significant accounting policies (Continued)

2.8Intangible assets (Continued)

Goodwill

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortised, but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

The amortisation period and amortisation method of intangible assets other than goodwill are reviewed at least at the end of each reporting period. The effects of any revision are recognised in profit or loss when the changes arise.

2.9Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, (or, where applicable, when an annual impairment testing for an asset is required), the Group makes an estimate of the asset’s recoverable amount.

An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. Where the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Impairment losses are recognised in profit or loss.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increase cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised previously. Such reversal is recognised in profit or loss.

2.10Financial instruments

Financial assets

Initial recognition and measurement

Financial assets are recognised when, and only when the entity becomes party to the contractual provisions of the instruments.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.Summary of significant accounting policies (Continued)

2.10Financial instruments (Continued)

Financial assets (Continued)

Initial recognition and measurement (Continued)

Trade receivables are measured at the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of a third party, if the trade receivables do not contain a significant financing component at initial recognition.

Subsequent measurement

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the contractual cash flow characteristics of the asset. The three measurement categories for classification of debt instruments are amortised cost, fair value through other comprehensive income (“FVOCI”) and FVPL.

At amortised cost

Financial assets that are held for the collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Financial assets are measured at amortised cost using the effective interest method, less impairment. Gains and losses are recognised in profit or loss when the assets are derecognised or impaired, and through the amortisation process.

At fair value through other comprehensive income

Financial assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Financial assets measured at FVOCI are subsequently measured at fair value. Any gains or losses from changes in fair value of the financial assets are recognised in other comprehensive income, except for impairment losses, foreign exchange gains and losses and interest calculated using the effective interest method are recognised in profit or loss. The cumulative gain or loss previously recognised in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment when the financial asset is derecognised.

At fair value through profit or loss

Assets that do not meet the criteria for amortised cost or FVOCI are measured at FVPL. A gain or loss on a debt instrument that is subsequently measured at FVPL and is not part of a hedging relationship is recognised in profit or loss in the period in which it arises.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.Summary of significant accounting policies (Continued)

2.10Financial instruments (Continued)

Financial assets (Continued)

Impairment

The Group recognises an allowance for expected credit losses (“ECLs”) for all debt instruments not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognised for credit losses expected over the remaining life of the exposure, irrespective of timing of the default (a lifetime ECL).

For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

The Group considers a financial asset in default when contractual payments are 60 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Derecognition

A financial asset is derecognised where the contractual right to receive cash flows from the asset has expired. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had been recognised in other comprehensive income for debt instruments is recognised in profit or loss.

Derivatives

A derivative financial instrument is initially recognised at its fair value on the date the contract is entered into and is subsequently carried at its fair value. Fair value changes on derivatives that are not designated or do not qualify for hedge accounting are recognised in profit or loss when the changes arise.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.Summary of significant accounting policies (Continued)

2.10Financial instruments (Continued)

Financial liabilities

Initial recognition and measurement

Financial liabilities are recognised when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognised initially at fair value plus in the case of financial liabilities not at FVPL, net of directly attributable transaction costs.

Subsequent measurement

After initial recognition, financial liabilities that are not carried at FVPL are subsequently measured at amortised cost using the effective interest method. Gains and losses are recognised in profit or loss when the liabilities are derecognised, and through the amortisation process.

Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. On derecognition, the difference between the carrying amounts and the consideration paid is recognised in profit or loss.

Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position when there is a legally enforceable right to offset and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously.

2.11Collateral receivables and collateral payables

The Group enters into structured product arrangements with customers that require the customers to pledge crypto assets as collateral. Collateral received from customers are held either in the third-party trust accounts or third-party custodian platforms, which are recorded under “collateral receivables” in the statement of financial position. Crypto assets pledged as collateral are initially measured at fair value on the date of receipt and subsequently re-measured at each reporting date, with changes in fair value recognized in the financial statements. The Group maintains operational control over these assets, including private key access for third-party trust account collateral and monitoring rights for third-party custodian platforms collateral. Under the contract terms, customers retain legal ownership of the collateral, and the Group is obligated to return the same type and quantity of crypto assets upon contract settlement, assuming no default.

Crypto assets received from customers is the Company’s obligation to return, such obligations are recorded under “collateral payables” at fair value. Changes in the fair value of this liability are recognized in net income. The Group offsets these fair value adjustments against corresponding changes in “collateral receivables” where applicable, given the back-to-back nature of customer contracts and hedging arrangements.

2.12Digital assets

The Group’s digital asset portfolio mainly comprises cryptocurrencies and since the Group actively trades cryptocurrencies, acquiring them with a view to their resale in the near future for the ordinary course of business. The Group applies the guidance in IAS 2 Inventories for commodity broker-traders and measures the digital assets at fair value less costs to sell. The Company considers there are no significant “costs to sell” digital assets and hence measurement of digital assets is based on their fair values with changes in fair values recognized in profit or loss in the period of the changes.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.Summary of significant accounting policies (Continued)

2.12Digital assets (Continued)

Digital assets held for customers or placed with counterparties

Digital assets are recognised as the Group’s assets when the Group has present rights to the digital assets and the right to an economic benefit and control others’ access to the benefit. If it is determined that the Group has the control over the digital asset, the Group recognises digital assets held for customers as its asset and recognises a corresponding liability due to its customer for the digital assets in its financial statements.

USD Coin (“USDC”)

USDC is a type of cryptocurrency that is backed by reserve assets in the traditional financial system, such as cash and cash equivalents, or securities. USDC is a stable coin redeemable on a one-to-one basis for United States dollars. Thus, it is accounted as a financial instrument amortized at cost recorded in consolidated financial position of the Group.

2.13Derivative contracts

The Group enters into arrangements that result in obtaining the right to receive or obligation to deliver a fixed amount of crypto assets in the future. These are hybrid instruments, consisting of a receivable or debt host contract that is initially measured at the fair value of the underlying crypto assets and is subsequently carried at amortized cost, and an embedded forward feature based on the changes in the fair value of the underlying crypto asset.

These derivative contracts mainly derive their value from underlying asset prices. Derivative contracts are recognized as assets in the statements of financial position at fair value, with the corresponding liabilities recognized in “liabilities due to customers”. To manage the risk exposure from fluctuations arising from fair value of crypto assets, the Group enters into similar contracts with both customers and a related company, such that the exposure to volatility in crypto assets can be mitigated.

2.14Leases

When the Group is the lessee

At the inception of the contract, the Group assesses if the contract contains a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Reassessment is only required when the terms and conditions of the contract are changed.

Right-of-use assets

The Group recognises a right-of-use asset and lease liability at the date which the underlying asset is available for use. Right-of-use assets are measured at cost which comprises the initial measurement of lease liabilities adjusted for any lease payments made at or before the commencement date and lease incentives received. Any initial direct costs that would not have been incurred if the lease had not been obtained are added to the carrying amount of the right-of-use assets.

These right-of-use assets are subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Right-of-use assets are presented within “property, plant and equipment”.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.Summary of significant accounting policies (Continued)

2.14Leases (Continued)

Lease liabilities

The initial measurement of a lease liability is measured at the present value of the lease payments discounted using the interest rate implicit in the lease, if the rate can be readily determined. If that rate cannot be readily determined, the Group shall use its incremental borrowing rate.

Lease payments include the following:

●	Fixed payments (including in-substance fixed payments), less any lease incentives receivable;
●	Variable lease payments that are based on an index or rate, initially measured using the index or rate as at the commencement date;
●	Amounts expected to be payable under residual value guarantees;
●	The exercise price of a purchase option if the Group is reasonably certain to exercise the option; and
●	Payment of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

For a contract that contains both lease and non-lease components, the Group allocates the consideration to each lease component on the basis of the relative stand-alone prices of the lease and non-lease components. The Group has elected to not separate lease and non-lease components for property leases and account these as one single lease component.

Lease liabilities are measured at amortised cost using the effective interest method. Lease liabilities shall be remeasured when:

●	There is a change in future lease payments arising from changes in an index or rate;
●	There is a change in the Group’s assessment of whether it will exercise an extension option; or
●	There is a modification in the scope or the consideration of the lease that was not part of the original term.

Lease liabilities are remeasured with a corresponding adjustment to the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Short-term and low-value leases

The Group has elected to not recognise right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low-value leases, except for sublease arrangements. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.Summary of significant accounting policies (Continued)

2.15Income taxes

Current income tax for current and prior periods is recognised at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Deferred income tax is recognised for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction.

A deferred income tax liability is recognised on temporary differences arising on investments in subsidiaries, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred income tax asset is recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilised.

Deferred income tax is measured:

(i)	at the tax rates that are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date; and
(ii)	based on the tax consequence that will follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amounts of its assets and liabilities.

Current and deferred income taxes are recognised as income or expense in profit or loss, except to the extent that the tax arises from a business combination or a transaction which is recognised directly in equity. Deferred tax arising from a business combination is adjusted against goodwill on acquisition.

The Group accounts for investment tax credits (for example, productivity and innovation credit) similar to accounting for other tax credits where a deferred tax asset is recognised for unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax credits can be utilised.

2.16Provisions

Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be estimated reliably.

The Group recognises the estimated costs of dismantlement, removal or restoration of items of property, plant and equipment arising from the acquisition or use of assets. This provision is estimated based on the best estimate of the expenditure required to settle the obligation, taking into consideration time value of money.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.Summary of significant accounting policies (Continued)

2.17Employee benefits

Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into separate entities such as the Central Provident Fund in Singapore on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid.

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

2.18Foreign currency translations and balances

Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of the Company is United States Dollar and the financial statements are presented in United States Dollar (“USS”).

Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date are recognised in profit or loss. Monetary items include primarily financial assets (other than equity investments), contract assets and financial liabilities.

Non-monetary items measured at fair value in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

Translation of Group entities’ financial statements

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities are translated at the closing exchange rates at the reporting date;
(ii)	income and expenses are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.Summary of significant accounting policies (Continued)

2.18Foreign currency translations and balances (Continued)

Translation of Group entities’ financial statements (Continued)

(iii)	all resulting currency translation differences are recognized in other comprehensive income and accumulated in the currency translation reserve. These currency translation differences are reclassified to profit or loss on disposal or partial disposal with loss of control of the foreign operation.

Goodwill and fair value adjustments arising on the acquisition of foreign operations are treated as assets and liabilities of the foreign operations and translated at the closing rates at the reporting date.

2.19Cash and cash equivalents

Cash and bank balances in the consolidated statements of financial position comprise cash on hand, bank balances and pledged deposits which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

For the purposes of consolidated statements of cash flows, cash and cash equivalents exclude any pledged deposits.

2.20Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

Convertible preference shares

The Company’s convertible preference shares are classified as equity instruments when there is no contractual obligation to deliver cash or another financial asset, and do not require settlement in a variable number of the Company’s equity instruments.

Preference shares that are classified as equity are initially recognized at the fair value of the consideration received, net of any directly attributable transaction costs. Dividends are recognized as distributions within equity.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.Summary of significant accounting policies (Continued)

2.21Earnings per share

The Group presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to owners of the Company by the weighted-average number of ordinary shares outstanding during the year, adjusted for own shares held, if any.

Diluted earnings per share is determined by adjusting the profit or loss attributable to the owner of the Company and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, if any, for the effects of all dilutive potential ordinary shares.

2.22Segment information

Operating segment is reported in a manner consistent with the internal reporting provided to the executive committee whose members are responsible for allocating resources and assessing performance of the operating segment.

2.23Related party

A related party is defined as follows:

(a)	A person or a close member of that person’s family is related to the Group if that person:
(i)	Has control or joint control over the Group;
(ii)	Has significant influence over the Group; or
(iii)	Is a member of the key management personnel of the Group or of a parent of the Company.
(b)	An entity is related to the Group if any of the following conditions apply:
(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).
(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).
(iii)	Both entities are joint ventures of the same third party.
(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.
(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group. If the Group is itself such a plan, the sponsoring employers are also related to the Group.
(vi)	The entity is controlled or jointly controlled by a person identified in (a).
(vii)	A person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.Significant accounting judgements and estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods.

Information about estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

3.1Judgements made in applying accounting policies

Accounting of digital assets transactions and balances

Management notes that the topic of digital assets and the accounting for digital assets continues to be considered by IASB and continues to monitor new comments and interpretations released by the Board and other standard setters from around the world. In line with this, the Group has considered its position for the year ended 31 December and 30 June 2024 and had to make judgement that the most applicable standard would be IAS 2 Inventories, based on the Group’s understanding of the characteristics of the assets as these digital assets are mainly held for the purpose of providing a service to customer in converting different type of digital asset and lending arrangement with a related party, which can be denominated in different type of digital asset.

Management treatment continues to be to measure crypto assets at fair value (unless otherwise disclosed and provided certain conditions are met) under the respective accounting standards.

3.2Key sources of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period are discussed below. The Group based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.Significant accounting judgements and estimates (Continued)

3.2Key sources of estimation uncertainty (Continued)

Fair value of derivative financial instruments

Derivative financial instruments are measured at fair value at initial recognition and designated to be measured subsequently at fair value through profit or loss. The Group had applied Black-Scholes model to estimate the fair value of the derivative financial instrument. The key inputs contributing to the estimation uncertainty include annualized volatility and risk-free rate.

Impairment of goodwill

The Group tests goodwill for impairment at least on an annual basis. Determining whether goodwill is impaired requires an estimation of the value- in-use of the cash-generating units (“CGU”) to which goodwill has been allocated. The value-in-use calculation requires the entity to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value. No impairment loss was recognised during the financial period/year ended December 31 and June 30, 2024. The carrying amount of goodwill as at December 31 and June 30, 2024 was US$16,735,211 (Note 5).

4.Property, plant and equipment

	Computer	Furniture	Office	Leasehold	Leased
	equipment	and fitting	equipment	improvement	premise	Total
	US$	US$	US$	US$	US$	US$
Cost:
Balance at July 1, 2023	116,514	19,815	3,404	84,770	657,216	881,719
Written-off	—	—	—	(84,770)	(657,216)	(741,986)
Balance at June 30,2024	116,514	19,815	3,404	—	—	139,733
Addition	—	—	—	—	723,640	723,640
Balance at December 31, 2024	116,514	19,815	3,404	—	723,640	863,373

Accumulated depreciation
Balance at July 1, 2023	116,514	17,797	3,050	83,705	383,378	604,444
Depreciation	—	1,922	354	1,065	73,024	76,365
Written-off	—	—	—	(84,770)	(456,402)	(541,172)
Balance at June 30, 2024	116,514	19,719	3,404	—	—	139,637
Depreciation	—	96	—	—	19,558	19,654
Balance at December 31, 2024	116,514	19,815	3,404	—	19,558	159,291

Carrying amount
Balance at June 30, 2024	—	96	—	—	—	96
Balance at December 31, 2024	—	—	—	—	704,082	704,082

Right-of-use assets acquired under leasing arrangements are presented together with the owned assets of the same class. Details of such leased assets are disclosed in Note 15.

In prior year, the Company terminated its existing tenancy agreement for its Singapore office premises due to moving to a new office premise.

In December 2024, the Company entered into a new lease for its Hong Kong office premises.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.Intangible assets

		Computer
	Goodwill	software	Trademark	Total
	US$	US$	US$	US$
Cost:
Balance at July 1, 2023 and June 30, 2024	16,735,211	3,645,232	1,393	20,381,836
Additions	—	75,600	—	75,600
Balance at December 31, 2024	16,735,211	3,720,832	1,393	20,457,436

Accumulated amortization
Balance at July 1, 2023	—	2,939,968	662	2,940,630
Amortization	—	457,317	139	457,456
Balance at June 30, 2024	—	3,397,285	801	3,398,086
Amortization	—	164,229	70	164,299
Balance at December 31, 2024	—	3,561,514	871	3,562,385

Carrying amount
Balance at June 30, 2024	16,735,211	247,947	592	16,983,750
Balance at December 31, 2024	16,735,211	159,318	522	16,895,051

Goodwill

Goodwill acquired in a business combination is allocated to the cash-generating unit (“CGU”) that is expected to benefit from the business combination. The goodwill arises from the acquisition of Sparrow Group (Note 1).

The Group has only one CGU for the period/year ended December 31, 2024 and June 30, 2024.

The Group tests CGU for impairment annually, or more frequently when there is an indication for impairment.

The Group has measured the recoverable amount of the CGU based on a value in use calculation using 5-years cash flows projections approved by the directors.

Key assumptions used for value-in-use calculations:

	December 31,	June 30,
	2024	2024
	%	%
Revenue growth	5.0 - 69.0	7.0 - 41.0
Long-term growth rate	3.0	3.0
Discount rate	16.0	16.0

Management determined budgeted gross margin based on past performance and its expectation of market developments. The weighted average growth rates used were consistent with forecasts included in industry reports. The discount rate was pre-tax and reflected specific risk relating to the industry.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.Financial assets at fair value through profits or loss

	December 31,	June 30,
	2024	2024
	US$	US$
As at the beginning of financial period/year	247,826	259,114
Fair value gain in profit or loss (Note 19)	16,064	(11,288)
As at the end of financial period/year	263,890	247,826

The Company investment in Signum Capital Investment VVC-Sub Fund is designated and measured at FVPL because its performance is monitored and managed on a fair value basis.

The fair value measurement has been categorized as Level 3 fair value based on inputs to the valuation techniques used. Fair value measurement will be performed on a quarterly basis.

7.Trade and other receivables

	December 31,	June 30,
	2024	2024
	US$	US$
Trade
- Third parties	12,000	6,090
Non-trade
Deposits	195,446	147,437
Prepayments	136,772	112,016
Interest receivables	10,931	5,539
Total	355,149	271,082

Trade receivables are non-interest bearing and are generally on 30 days (June 30, 2024:30 days) credit terms.

The currency profile of the Group’s trade and other receivables at the end of the reporting date are as follows:

	December 31,	June 30,
	2024	2024
	US$	US$
United States Dollar	99,855	65,754
Singapore Dollar	158,948	159,175
Hong Kong Dollar	63,949	1,296
Others	32,397	44,857
Total	355,149	271,082

8.Collateral receivables and collateral payables

The Group offers cryptocurrency “Accumulator” and “Decumulator” structured product arrangements with customers, which are structured derivatives that allow customers to systematically accumulate or reduce positions specific cryptocurrency at predetermined prices. These structured products involve bilateral collateral arrangements: client-posted collateral is recorded as collateral receivables, while obligations to return collateral are recognized as collateral payables. Both balances receivables and payables are measured at fair value. The Group maintains operational control over custodial assets but does not assume ownership.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.Collateral receivables and collateral payables (Continued)

The following table sets forth the fair values of collateral receivables and payables as the end of the financial period/year:

Collateral receivables

	December 31,	June 30,
	2024	2024
	US$	US$

BTC	2,289,055	—
USDC	12,125,010	—
Total	14,414,065	—

Collateral payables

	December 31,	June 30,
	2024	2024
	US$	US$

BTC	2,289,055	—
USDC	12,125,010	—
Total	14,414,065	—

9.Digital assets

	December 31,	June 30,
	2024	2024
	US$	US$
Digital assets
Held in related parties’ platform	—	—
Digital assets held on exchange institution	4,831,637	891
	4,831,637	891

The following table sets forth the fair values of digital assets held by the Group as the end of the financial period/year:

	December 31,	June 30,
	2024	2024
	US$	US$

Bitcoin (“BTC”)	2,063,704	—
Ethereum (“ETH”)	742,519	—
USD Tether (“USDT”)	10,583	—
USDC	1,826,816	—
Others(2)	188,015	891
Total	4,831,637	891

(1)	Others mainly consist of “XRP”, “ADA”, “BCH”, “ADA”, “DOT”, “BNB”, “TRX” and “SOL”, no other crypto asset individually representing more than 3% of the total.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.Derivative financial instruments

	Notional	Notional
	amount	amount	Assets	Liabilities
	US$	US$	US$	US$
	Buy	Sell
Derivatives carried at fair value:
Crypto structured products

December 31, 2024
To customers
Call option	6,923	34,140,615	1,553,537	2,430
Put option	—	3,872,890	—	20,428

To related party
Call option	6,923	34,140,615	2,430	1,553,537
Put option	—	3,872,890	20,428	—
	13,846	76,027,010	1,576,395	1,576,395

June 30, 2024
To customers
Call option	121,000	2,356,139	7,346	4,757
Put option	—	1,698,009	—	10,292

To related party
Call option	121,000	2,356,139	4,757	7,346
Put option	—	1,698,009	10,292	—
	242,000	8,108,296	22,395	22,395

The Group entered into BTC and ETH options with its customers, and as part of the Group’s risk management strategy, the Group also entered into bought identical similar back-to-back put and call BTC and ETH options with its related parties. Management has no intention to hold these derivatives for more than one year and option varies from 3 days – 178 days (year ended June 30, 2024: 3 days – 73 days) till maturity.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.Cash and cash equivalents

	December 31,	June 30,
	2024	2024
	US$	US$
Fixed deposits	3,049,339	3,000,000
Cash at banks	6,276,733	3,766,347
	9,326,072	6,766,347

Fixed deposit bears interest at 4.35% to 5.00% per annum (June 30, 2024: 3.90% to 4.67% per annum) and for tenure of 30 days (June 30, 2024: 30 days).

The Group placed a deposit of US$3,049,339 (June 30, 2024: US$3,000,000) with a bank in accordance with Hong Kong VATP guidelines for an affiliate, WhaleFin Markets Limited.

For the purpose of presenting the statement of cash flows, and cash and cash equivalents comprise the following at the end of the financial period/year:

	December 31,	June 30,
	2024	2024
	US$	US$
Cash and short-term deposit	9,326,072	6,766,347
Less: Restricted deposit	(3,049,339)	(3,000,000)
	6,276,733	3,766,347

The currency profiles of the Group’s cash and bank balances as at the end of each reporting period are as follows:

	December 31,	June 30,
	2024	2024
	US$	US$
United States Dollar	9,047,212	6,579,951
Singapore Dollar	167,380	118,618
Hong Kong Dollar	103,792	63,972
Others	7,688	3,806
Total	9,326,072	6,766,347

12.	Derivative contracts

	December 31,			June 30,
	2024			2024
	Initial net	Fair value	Carrying	Initial net	Fair value	Carrying
	investment	changes	amount	investment	changes	amount
	US$	US$	US$	US$	US$	US$

Financial structured product denominated in digital assets	70,029,195	(94,963)	69,934,232	21,075,160	—	21,075,160
Total	70,029,195	(94,963)	69,934,232	21,075,160	—	21,075,160

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	Derivative contracts (Continued)

The following table sets forth the fair values of derivative contracts by the Group as the end of the financial period/year:

	December 31,	June 30,
	2024	2024
	US$	US$
BTC	43,618,221	12,254,284
ETH	3,098,877	3,984,126
USDS (1)	7,533,455	4,156,217
USDC	181,803	225,222
USDT	15,501,876	455,311
Total	69,934,232	21,075,160
(1)	USDS is a cryptographic blockchain-based digital information unit token issued by the Group and only used in Group’s platform. Each USDS is equivalent to US$1.

13.	Trade and other payables

	December 31,	June 30,
	2024	2024
	US$	US$
Trade
- Third parties	762,950	27,754

Non-trade
- Third parties	74,978	88,908
Accrued expenses	1,002,875	831,174
	1,840,803	947,836

Trade payables are non-interest bearing and are generally on 30 (June 30, 2024: 30) days’ credit terms.

The currency profiles of the Group’s trade and other payables as at the end of each reporting period are as follows:

	December 31,	June 30,
	2024	2024
	US$	US$
United States Dollar	1,004,554	436,694
Singapore Dollar	835,532	461,018
Hong Kong Dollar	717	50,124
	1,840,803	947,836

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.Liabilities due to customers

	December 31,	June 30,
	2024	2024
	US$	US$
Structured products	71,370,346	21,077,444
Accrued interest	152,685	15,541
	71,523,031	21,092,985

Liabilities due to customers mainly related to proceeds received from customers who purchased cryptocurrency-denoted products, which represent fixed/variable interest cryptocurrency deposited in “Sparrow” platform operated by the Group.

These deposits are not protected by any insurance and unsecured. Upon maturity of the cryptocurrency-denoted products, the customers receive the same type of cryptocurrency in the same quantity plus additional interest returns. The deposit and interest will be deposited to customers’ accounts on the same date upon maturity of cryptocurrency-denoted products, and customers will be able to withdraw on demand.

The following table sets forth the fair values of liabilities due to customers as the end of the financial period/year:

	December 31,	June 30,
	2024	2024
	US$	US$
BTC	44,446,410	13,500,282
ETH	3,443,643	4,123,677
SP$	—	2,049,063
USDT	15,417,869	783,549
USDC	7,648,337	609,864
XSGD(1)	566,772	—
Others	—	26,550
	71,523,031	21,092,985
(1)	XSGD (Singapore Dollar Stablecoin) is Singapore’s stablecoin, pegged to the Singapore Dollar (SGD) on a 1:1 basis and fully backed by reserve assets.

15.Lease liabilities

Group as a lessee

The Group has lease contracts for leasehold offices. The Group’s obligations under these leases are secured by the lessor’s title to the leased assets. The Group is restricted from assigning and subletting the leased assets.

Carrying amount of lease right-of-use assets

Leasehold
office
US$
As at July 1, 2023	273,838
Depreciation	(73,024)
Written off	(200,814)
As at June 30, 2024	—
Addition	723,640
Depreciation	(19,558)
At December 31, 2024	704,082

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.Lease liabilities (Continued)

Lease liabilities

The carrying amount of lease liabilities and the movement during the financial year are disclosed elsewhere in the consolidated financial statements, and the maturity analysis of lease liabilities is disclosed in Note 24.

	December 31,	June 30,
	2024	2024
	US$	US$
Current	230,310	—
Non-current	484,574	—

Amounts recognized in profit or loss

	December 31,	June 30,
	2024	2024
	US$	US$
Depreciation of right-of-use assets	19,558	73,024
Interest expense on lease liabilities (Note 20)	2,005	3,355
	21,563	76,379

Total cash outflows

The Group had total cash outflows for leases of US$129,176 and US$10,761 for the year/period ended June 30, 2024 and December 31, 2024, respectively.

16.Share capital

	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2024	2024	2024	2024	2024	2024
	Number of	Number of	Number of	Number of
	shares	shares	shares	shares	US$	US$
			Series A	Series A
	Ordinary	Ordinary	preference	preference
	shares	shares	shares	shares
At the beginning of financial year	40,000	40,000	—	2,100	3,000,000	13,500,000
Issuance of preference shares	—	—	2,100	—	10,500,000	—
Issuance of bonus shares	—	120,000	—	6,300	—	—
At end of financial year	40,000	160,000	2,100	8,400	13,500,000	13,500,000

The Company was incorporated in Cayman on November 23, 2023, with an authorized share capital of US$50,000 divided into 50,000 ordinary shares of US$1.00 each.

On February 7, 2024, the Company’s shareholder approved to amend the authorized share capital from US$50,000, divided into 50,000 ordinary shares of par value of US$1.00 per share, to US$50,000, divided into 2,000,000,000 ordinary shares of par value US$0.000025 per share. The issued 1 ordinary share of par value of US$1.00 each, is therefore subdivided into 40,000 ordinary shares of par value of US$0.000025.

On April 15, 2024, the Company’s shareholder approved to amend the authorized share capital by re-designated 1,000 authorised but unissued ordinary shares be and are hereby re-designated as 1,000 Series A preference shares with par value of US$0.000025 each. After the re-designation, the authorised share capital of the Company is US$50,000 divided into (i) 1,999,997,000 ordinary shares, with par value of US$0.000025 each, and (ii) 3,000 Series A preference shares, with par value of US$0.000025 each.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.Share capital (Continued)

On February 7, 2024, the Company issued 2,000 Series A preference shares with a cash consideration of US$10,000,000 for working capital.

On May 6, 2024, the Company issued additional 100 Series A preference shares with a cash consideration of US$500,000.

On November 29, 2024, the Company issued additional 120,000 ordinary shares and 6,300 Series A preference shares through bonus shares. All these new issued shares are bonus shares with no consideration.

17.Reserve

Capital reserve represents non-distributable reserve which arose from waiver of loan from ultimate holding company.

The movement in current year is mainly due to waiver of loans by Amber Global Ltd and other related companies within Amber group of companies for certain cryptocurrencies loans, advances, payment on behalf and intercompany payables with the Group.

18.Revenue

	December 31,	December 31,
	2024	2023
	US$	US$
	(Audited)	(Unaudited)
Disaggregation of revenue
Wealth management solutions	4,996,257	814,526
Execution solutions	267,266	55,671
Payment solutions	333,276	799,812
	5,596,799	1,670,009

	December 31,	December 31,
	2024	2023
	US$	US$
Timing of transfer
Point in time	4,974,409	792,923
Over time	622,390	877,086
	5,596,799	1,670,009

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.Other income

	December 31,	December 31,
	2024	2023
	US$	US$
	(Audited)	(Unaudited)
Government grants	21,446	540
Service income (Note 23)	85,929	—
Interest income	76,850	—
Consultation fee	—	38,309
Gain on disposal of subsidiary	5,004	—
Fair value gain on FVPL (Note 6)	16,064	—
Others	283	10,251
	205,576	49,100

20.Finance costs

	December 31,	December 31,
	2024	2023
	US$	US$
	(Audited)	(Unaudited)
Interest expense - lease liabilities (Note 15)	2,005	3,355
Interest expense - related parties (Note 23)	22,685	55,829
	24,690	59,184

21.Loss before tax

	December 31,	December 31,
	2024	2023
	US$	US$
	(Audited)	(Unaudited)
Wages and benefits	3,367,969	1,521,231
Technology expenses	294,403	195,720
Business development expenses	75,222	2,164
Professional fees	519,338	197,045
Amortization of intangible assets	164,299	262,736
Depreciation of right-of-use assets	19,558	73,024
Depreciation of property and equipment	96	2,246

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.Income tax expense

The major components of income tax expense recognized in profit or loss for the period/year ended December 31, 2024 and June 30, 2024 were:

	December 31,	December 31,
	2024	2023
	US$	US$
	(Audited)	(Unaudited)
Current year	—	—

Relationship between tax expense and accounting loss

A reconciliation between tax expense and the product of accounting loss multiplied by the applicable corporate tax rate for the financial period ended December 31, 2024 and 2023 were as follows:

	December 31,	December 31,
	2024	2023
	US$	US$
	(Audited)	(Unaudited)
Loss before tax	(12,932,043)	(5,808,572)

Income tax expense at 17% (2023: 17%)	(2,198,447)	(987,457)
Effect of difference tax rate	157,627	—
Income not subject to tax	(7,267)	(1,834)
Non-deductible expenses	1,825,788	700,709
Deferred tax assets not recognised	222,299	288,582
	—	—

The Group has unabsorbed tax losses available for offsetting against future taxable income as follows:

	December 31,	December 31,
	2024	2023
	US$	US$
	(Audited)	(Unaudited)
At beginning of financial period/year	5,051,453	2,280,329
Addition	1,307,641	1,697,541
At end of financial period/year	6,359,094	3,977,870

Deferred tax assets are unrecognised for tax losses carried forward to the extent that realisation of the related tax benefits through future taxable profits is probable. The Group has unrecognised tax losses of approximately US$6,000,000 (2023: US$4,000,000) at the reporting date which can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements. The unrecognised tax losses have no expiry dates.

Singapore

Under the current Inland Revenue Authority of Singapore, the Company’s subsidiary incorporated in Singapore is subject to a statutory tax rate of 17% (2023: 17%).

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiary incorporated in Hong Kong is subject to 16.5% income tax on their taxable income generated from operations in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two- tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.Income tax expense (Continued)

British Virgin Islands

The company established under the BVI Act is exempted from BVI income taxes.

Cayman Islands

The company established under the Cayman Islands Act is exempted from Cayman Islands income taxes.

Dubai

Under the current Dubai Ministry of Finance, the Company’s subsidiary incorporated in Dubai is subject to UAE corporate tax on their taxable income generated from operations in Dubai. As per Ministry of Finance, corporate rates are 0% for taxable income up to AED 375,000 and 9% for taxable income above AED 375,000.

23.Significant related party transactions and balances

The Group’s relationships with related parties who had transaction with the Group are summarised as follows:

Related parties name	Relationship to the Company
Amber Global Ltd	Ultimate holding company
Amber AI Ltd	Affiliates
Amber Technologies Service Pte Ltd	Affiliates
WhaleFin Technologies Ltd	Affiliates
Amber Technologies Ltd	Affiliates
Amber Vault AUS Pty. Ltd.	Affiliates
Amber Technologies Global Pte Ltd	Affiliates
Amber Technologies North America Ltd	Affiliates
Lead Accelerating Limited	Affiliates
WhaleFin Markets Ltd	Affiliates
Amber Custodian Services Ltd	Affiliates
Gamma Digital Ltd	Affiliates
Amber Mega Ltd	Affiliates
Amber Macro Holding Ltd	Affiliates

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.Significant related party transactions and balances (Continued)

In addition to the related party information disclosed elsewhere in the financial statements, the following transactions with related parties took place at terms agreed between the parties during the financial period:

	December 31, 2024	December 31, 2023
	US$	US$
Amber Global Limited
Interest expenses	—	41,878

Gamma Digital Ltd
Service income	(4,500)	—

Amber Technologies Service Pte Ltd
Service income	(29,625)	—

WhaleFin Markets Ltd
Service income	(47,761)	—

WhaleFin Technologies Ltd
Revenue	(1,549,321)	(554,381)
Cost of sales	20,382	13,940
Interest expenses	22,685	—
Other income	(4,043)	(2,500)

Amber Technologies North America Ltd
Outsourcing /support fee	6,718	—

Amber Technologies Limited
Revenue	—	(1,370,178)
Cost of sales	—	29,613

Lead Accelerating Limited
Revenue	(2,871,129)	—
Cost of sales	14,131	—

Amber Technologies Global Pte Ltd
Outsourcing /support fee	—	29,573
Interest expenses	—	13,951

Rigsec Technology Ltd
Service fee	58,500	—

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.Significant related party transactions and balances (Continued)

Amounts due from related parties

	December 31, 2024	June 30, 2024
	US$	US$
Trade
Rigsec Technology Ltd	—	25,000
Gamma Digital Ltd	4,500	—
Lead Accelerating Ltd	4,108,208	—

Non-trade
Amber AI Ltd	124,552	400,000
Amber Technologies Global Pte Ltd	47,476	47,476
Amber Technologies Services Pte Ltd	65,578	35,953
WhaleFin Technologies Ltd	1,657,103	6,594,664
WhaleFin Markets Ltd	5,500,512	5,115,549
Amber Custodian Services Ltd	14,505	1,622
Amber Global Ltd	—
Amber Mega Ltd	5,000
Amber Macro Holding Ltd	5,477
	11,532,911	12,220,264

These non-trade receivables mainly pertained to expenses paid on behalf for related parties

The amounts due from related parties are trade in nature, unsecured, interest-free and with the credit term 30 days (June 30, 2024: 30 days).

The amounts due from related parties are non-trade in nature, unsecured, interest-free and payable on demand.

The currency profile of the Group’s amount due from related parties at the end of the reporting date are as follows:

	December 31, 2024	June 30, 2024
	US$	US$
United States Dollar	4,447,227	9,206,835
Singapore Dollar	47,476	83,429
Hong Kong Dollar	2,930,000	2,930,000
	7,424,703	12,220,264

The following table sets forth the fair value of the amounts due from related parties that were denominated in digital assets as the end of the financial period/year was as follows:

	December 31, 2024	June 30, 2024
	US$	US$
BTC	4,130,201	—
ETH	154,825	—
ADA	(34,605)	—
BCH	(13,033)	—
DOT	(10,427)
XRP	(118,753)	—
	4,108,208	—

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.Significant related party transactions and balances (Continued)

Amounts due to related parties

	December 31, 2024	June 30, 2024
	US$	US$
Trade
Lead Accelerating Ltd	1,722,863	—
WhaleFin Technologies Ltd	8,244,856	117,151

Loan
Amber Global Ltd (1)	—	29,340,127
Amber Global Ltd (2)	—	5,398,040
Amber Global Ltd (3)	—	3,000,000
WhaleFin Technologies Ltd (4)	—	1,505,302

Non-trade
Amber Technologies Global Pte Ltd	319	3,029
Amber AI Ltd	4,986	410,493
Amber Technologies Services PTE Ltd	—	1,659
Amber Technologies North America Ltd	6,718	—
WhaleFin Technologies Ltd		132,779
Amber Vault AUS Pty. Ltd		323
	9,979,742	39,908,903

The amounts due to related parties are trade in nature, unsecured, interest-free and credit term 30 days.

(1)	The loan payable to Amber Global Ltd is in cryptocurrency, unsecured, bearing interest at 3.00% per annum and repayable in 12 months term. Due to fluctuations of fair value of cryptocurrency, the Company incurred unrealized fair value loss on digital assets loan approximately unrealized fair value loss US$12,200,000 on June 30, 2024.

The Group had repaid partial of cryptocurrency loan with related parties and incurred realized fair value gain on digital assets loan approximately US$500,000 on June 30, 2024.

This loan was waived on December 31, 2024

(2)	The loan payable to Amber Global Ltd is in fiat currency for the purpose of working capital purpose, unsecured, interest free and repayable on demand. This loan has been waived on December 31, 2024

(3)

The loan payable to Amber Global Ltd is in fiat currency and novated from Whalefin Markets Ltd to the Group. The loan is unsecured, interest free and repayable on demand. This loan was novated on December 31, 2024.

(4)	The loan payable to WhaleFin Technologies Ltd is in fiat currency, unsecured, bearing interest at 3% per annum and repayable in 12 months term. This loan was waived on December 31, 2024.

From November 2022 to July 2023, the fiat loan payable due to Amber Technologies Global Pte Ltd is unsecured, bearing interest at 7.00% per annum and repayable on demand.

From August 2023, the relevant fiat loan payable due to Amber Technologies Global Pte Ltd is novated to Amber Global Ltd, and is interest-free.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.Significant related party transactions and balances (Continued)

Amounts due to related parties (Continued)

The following table sets forth the amount due to related parties denominated in fiat as the end of the financial year was as follows:

	December 31, 2024	June 30, 2024
	US$	US$
United States Dollar	1,728,168	10,451,625
Singapore Dollar	6,718
Total	1,734,886	10,451,625

The following table sets forth the fair value of the amount due to related parties that were denominated in digital assets as the end of the financial period/year was as follows:

	December 31,	June 30,
	2024	2024
	US$	US$
BTC	5,261,993	16,950,714
ETH	531,827	6,673,324
USDC	2,354,041	5,928,549
USDT	98,266	(95,275)
Others	(1,271)	(34)
Total	8,244,856	29,457,278

24.Financial risk management

The Group’s activities expose it to a variety of financial risks from its operation. The key financial risks include credit risk, liquidity risk and market risk (including foreign currency risk, digital asset price risk, risks associated with the storage and protection of digital assets and investment risk related to trading of digital assets).

The directors review and agree policies and procedures for the management of these risks, which are executed by the management team. It is, and has been throughout the current and previous financial period/years, the Group’s policy that no trading in derivatives for speculative purposes shall be undertaken.

The following sections provide details regarding the Group’s exposure to the abovementioned financial risks and the objectives, policies and processes for the management of these risks.

There has been no change to the Group’s exposure to these financial risks or the manner in which it manages and measures the risks.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.Financial risk management (Continued)

Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Group. The Group’s exposure to credit risk arises primarily from trade and other receivables. For other financial assets (including cash), the Group minimizes credit risk by dealing exclusively with high credit rating counterparties.

The Group has adopted a policy of only dealing with creditworthy counterparties. The Group performs ongoing credit evaluation of its counterparties’ financial condition and generally does not require collateral.

The Group considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Group has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 60 days or there is significant difficulty of the counterparty.

To minimize credit risk, the Group has developed and maintained the Group’s credit risk gradings to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Group’s own trading records to rate its major customers and other debtors. The Group considers available reasonable and supportive forward-looking information which includes the following indicators:

●	Internal credit rating
●	External credit rating
●	Actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations
●	Actual or expected significant changes in the operating results of the debtor
●	Significant increases in credit risk on other financial instruments of the same debtor
●	Significant changes in the expected performance and behavior of the debtor, including changes in the payment status of debtors in the company and changes in the operating results of the debtor

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making contractual payment.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.Financial risk management (Continued)

Credit risk (Continued)

The Group determined that its financial assets are credit-impaired when:

●	There is significant difficulty of the debtor
●	A breach of contract, such as a default or past due event
●	It is becoming probable that the debtor will enter bankruptcy or other financial reorganization
●	There is a disappearance of an active market for that financial asset because of financial difficulty

The Group categorizes a receivable for potential write-off when a debtor fails to make contractual payments more than 120 days past due. Financial assets are written off when there is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.

The Group’s current credit risk grading framework comprises the following categories:

Category	Definition of category	Basis for recognising expected credit loss (ECL)
I	Counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL
II	Amount is >30 days past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL – not credit impaired
III	Amount is >60 days past due or there is evidence indicating the asset is credit-impaired (in default).	Lifetime ECL – credit-impaired
IV	There is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.	Amount is written off

The table below details the credit quality of the Group’s financial assets, as well as maximum exposure to credit risk by credit risk rating categories:

			Gross		Net carrying
		12-month or	carrying amount	Loss allowance	amount
	Category	lifetime ECL	US$	US$	US$
December 31, 2024
Trade receivables	III Note 1	Lifetime ECL (Simplified)	12,000	—	12,000
Other receivables	I Note 2	12-month ECL	206,377	—	206,377
Amount due from related parties	I Note 2	12-month ECL	11,532,911	—	11,532,911
Cash and cash equivalents	I Note 4	12-month ECL	9,326,072	—	9,326,072

June 30, 2024
Trade receivables	III Note 1	Lifetime ECL (Simplified)	6,090	—	6,090
Other receivables	I Note 2	12-month ECL	152,976	—	152,976
Amount due from related parties	I Note 2	12-month ECL	12,220,264	—	12,220,264
Cash and cash equivalents	I Note 4	12-month ECL	6,766,347	—	6,766,347

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.Financial risk management (Continued)

Credit risk (Continued)

Trade receivables (Note 1)

For trade receivables, the Group has applied the simplified approach in IFRS 9 and use provision matrix to measure the loss allowance at lifetime ECL. In determining ECL on a collective basis, trade receivables are grouped based on similar credit risk and aging. The Group maintains an allowance for credit losses on its receivable balances, which represents its best estimate of current expected credit losses over the contractual life of the receivable balances. When evaluating the adequacy of its allowance for credit losses at each reporting period, the Group analyses receivable balances with similar risk characteristics on a collective basis, considering factors such as the aging of receivable balances, payment terms, historical loss experience, current information, and future expectations. At each reporting period, the Group reassesses whether any receivable no longer shares similar risk characteristics and should instead be evaluated as part of another pool or on an individual basis.

Based on the above assessment, the Group has concluded that there has been no significant increase in the credit risk since the initial recognition of the receivables and determined that the ECL is insignificant except for those recognized during the financial period

Other receivables and amount due from related parties (Note 2)

Other receivables are considered to be low credit risk and subject to immaterial credit loss. Credit loss for these assets have not increased significantly since their initial recognition. Consequently, they are measured at the 12-month ECL.

USDC (Note 3)

USDC is considered to be low credit risk and subject to immaterial credit loss as underlying reserve of USDC are held in cash, short-duration U.S. Treasuries, and overnight U.S. Treasury repurchase agreements within segregated accounts for the benefits of USDC holder. Credit loss for these assets have not increased significantly since their initial recognition. Consequently, they are measured at the 12-month ECL.

Cash and cash equivalents (Note 4)

Cash and cash equivalents are mainly deposits with reputable banks with high international credit rating. Credit loss for the assets have not increased significantly since their initial recognition. Consequently, they are measured at the 12-month ECL.

Excessive risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Group’s performance to developments affecting a particular industry.

Exposure to credit risk

The Group does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics except for outstanding trade receivables from 1 customer which represent 100% of total trade receivables balance as at December 31, 2023 and 2024, respectively.

Since the Company mainly maintains certain of its digital assets in accounts with the third party custodian platform, the Company may be exposed to significant losses if the platform experiences outages or becomes unavailable. To mitigate such risks, the Company only establishes accounts with the platform that have a good reputation.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.Financial risk management (Continued)

Liquidity risk

Liquidity risk refers to the risk that the Group will encounter difficulties in meeting its short-term obligations due to shortage of funds. The Group’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. It is managed by matching the payment and receipt cycles. The Group finances its working capital requirements through a combination of funds generated from operations, advances and loans from related parties, if necessary.

In assessing our liquidity, we monitor and analyze our cash and bank balances and our operating expenditure commitments. As of December 31, 2024, our cash and bank balances amounted to approximately US$9,326,000, our current assets were approximately US$112,234,000, and our current liabilities were approximately US$99,564,000.

Based on the above considerations, management is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months. There are several factors that could potentially arise that could undermine the Group’s plans, such as changes in the demand for its products, economic conditions, its operating results continuing to deteriorate and its shareholders and related parties being unable to provide continued financial support.

The Group maintains sufficient cash and bank balances, and internally generated cash flows to finance their activities and management is satisfied that funds are available to finance the operations of the Company.

Analysis of financial instruments by remaining contractual maturities

The following table details the remaining contractual maturity for non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

			Ondemand	Within 2
		Total contractual	or	to 5
	Carrying	cash flow	within 1 year	years
	amount	US$	US$	US$
December 31, 2024
Trade and other payables	1,840,803	1,840,803	1,840,803	—
Lease liabilities	714,884	750,579	250,193	500,386
Amount due to related parties	9,979,742	9,979,742	9,979,742	—
Liabilities due to customers	71,523,031	71,523,031	71,523,031	—
	84,058,460	84,094,155	83,593,769	500,386

June 30, 2024
Trade and other payables	947,836	947,836	947,836	—
Amount due to related parties	39,908,903	39,908,903	39,908,903	—
Liabilities due to customers	21,092,985	21,092,985	21,092,985	—
	61,949,724	61,949,724	61,949,724	—

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.Financial risk management (Continued)

Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates will affect the Group’s profit or loss. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

Foreign currency risk

The Group’s foreign exchange risk results mainly from cash flows from transactions denominated in foreign currencies. At present, the Group does not have any formal policy for hedging against currency risk. The Group ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, where necessary, to address short-term imbalances.

The Group has transactional currency exposures arising from sales or purchases that are denominated in a currency other than the functional currency of the entity, primarily Singapore Dollar (“SGD”).

At the end of each reporting period, the Group’s exposure to foreign currency risk is as follows:

	December 31,	June 30,
	2024	2024
	SGD	SGD
	US$	US$
Financial assets
Trade and other receivables	158,948	159,175
Amount due from related parties	47,476	83,429
Cash and cash equivalents	167,380	118,618
	373,804	361,222
Financial liabilities
Trade and other payables	(835,532)	(461,018)

Net exposure	(461,728)	(99,796)

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.Financial risk management (Continued)

Market risk (Continued)

Foreign currency risk (Continued)

Strengthening of Singapore Dollar against the United States Dollar as at the reporting date would increase/(decrease) profit or loss by the amounts shown below. The analysis assumes that all other variables remain constant.

	December 31,	June 30,
	2024	2024
	US$	US$
USD strengthening 5% (June 30, 2024: 5%)	(23,086)	(4,990)

Weakening of Singapore Dollar against the above currencies would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

As Hong Kong dollar is pegged to the United States dollar, the Company considers the risk of movements in exchange rates between Hong Kong dollars and United States dollars to be insignificant.

Digital assets price risk

Digital assets that the Company deals with in its trading activities are digital assets such as Bitcoin (“BTC”) and Ethereum (“ETH”) which can be traded in a number of public exchanges.

The Group’s exposure to price risk arises from digital assets and digital assets payables which are both measured on a fair value basis. In particular, the Group’s operating result may depend upon the market price of BTC and ETH, as well as other digital assets. Digital asset prices have fluctuated significantly from time to time. There is no assurance that digital asset prices will reflect historical trends.

The price risk of digital assets arising from trading of digital assets business is partially offset by remeasurement of digital assets payables representing the obligations to deliver digital assets held by the Group in the customers’ accounts to the customers under the respective trading arrangements with the Group.

At the end of each reporting period, the Group’s exposure risk to digital asset payable to related parties is as follows:

	December 31,	December 31,	June 30,	June 30,
	2024	2024	2024	2024
	BTC	ETH	BTC	ETH
	US$	US$	US$	US$
Financial assets
Collateral receivables	2,289,055	—	—	—
Digital assets	2,063,704	742,519	—	—
Digital assets receivable from related parties	4,130,201	154,825	—	—
Derivative contracts	43,618,221	3,098,877	12,254,284	3,984,126
	52,101,181	3,996,221	12,254,284	3,984,126
Financial liabilities
Collateral payables	(2,289,055)	—	—	—
Digital assets payables to customers	(44,446,410)	(3,443,643)	(13,500,282)	(4,123,677)
Digital assets payables to related parties	(5,261,993)	(531,827)	(16,950,714)	(6,673,324)
	(51,997,458)	(3,975,470)	(30,450,996)	(10,797,001)

Net exposure	103,723	20,751	(18,196,712)	(6,812,875)

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.Financial risk management (Continued)

Market risk (Continued)

Digital assets price risk (Continued)

Strengthening of BTC and ETH against the USD as at the reporting date would increase/(decrease) profit or loss by the amounts shown below. The analysis assumes that all other variables remain constant.

	December 31,	June 30,
	2024	2024
	US$	US$
BTC strengthening 30% (June 30, 2024: 30%)	31,117	(5,459,014)
ETH strengthening 30% (June 30, 2024: 30%)	6,225	(2,043,863)

Weakening of BTC and ETH against the USD would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Risks associated with the storage and protection of digital assets

The Group primarily stored its digital assets with cryptocurrency custodians to facilitate customers deposits and withdrawals. Due to the lack of an insurance policy for its digital assets, any disruptions or closures of cryptocurrency custodians, as well as potential cyber-attacks or thefts, could result in substantial losses for the Group.

Investment risk related to trading of digital assets

The Group follows a fully hedged strategy for structured products. Each user-facing structured product is quoted by a related party and a spread is added before it is quoted to clients. Therefore, there is no exposure to structured products.

25.Fair value of assets and liabilities

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Group.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 – Quoted prices (unadjusted) in active market for identical assets or liabilities that the Company can access at the measurement date
●	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, and
●	Level 3 – Unobservable inputs for the asset or liability.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.Fair value of assets and liabilities (Continued)

Assets measured at fair value

The following table shows an analysis of each class of assets measured at fair value at the reporting date:

	Quoted prices	Significant
	in active	observable
	markets for	inputs other	Significant
	identical	than quoted	unobservable
	instruments	prices	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	US$	US$	US$	US$
December 31, 2024
Financial assets:
Financial assets, FVPL	—	—	263,890	263,890
Derivative contracts	69,934,232	—	—	69,934,232
Derivative financial instruments	—	1,576,395	—	1,576,395
Collateral receivables	14,414,065	—	—	14,414,065
Digital Assets	2,816,806	188,015	—	3,004,821
USDC	1,826,816	—	—	1,826,816
	88,991,919	1,764,410	263,890	91,020,219

Financial liabilities:
Derivative financial instruments	—	1,576,395	—	1,576,395
Collateral payables	14,414,065	—	—	14,414,065
	14,414,065	1,576,395	—	15,990,460

June 30, 2024
Financial assets:
Financial assets, FVPL	—	—	247,826	247,826
Derivative contracts	21,075,160	—	—	21,075,160
Derivative financial instruments	—	22,395	—	22,395
Digital Assets	—	891	—	891
USDC	—	—	—	—
	21,075,160	23,286	247,826	21,346,272

Financial liabilities:
Derivative financial instruments	—	22,395	—	22,395

Financial assets, FVPL

The fair value measurement of the investment in Signum Capital Investment VVC-Sub Fund (“Signum”) (Note 6) is based on the net asset value of Signum provided by the fund administrator without adjustment. There have been no changes in the valuation techniques of the financial instrument during the financial and prior financial year.

There were no transfers between Level 2 and 3 during the financial and prior financial year.

Derivative contract

Derivative contract measured at fair value less costs to sell. Fair value is measured using the quoted price of the digital asset at the time its fair value is being measured, which is measured on a monthly basis. This valuation represents a Level 1 classification within the fair value hierarchy.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.Fair value of assets and liabilities (Continued)

Derivative financial instruments

The fair value of the put and call option is measured on a recurring basis by referencing to the spot price of underlying digital assets, which the Group considers to be a Level 2 fair value input.

Digital assets and USDC

Digital assets measured at fair value less costs to sell. The digital assets are adjusted to fair value only when an impairment is recognised, or the underlying asset is held for sale. Fair value is measured using the quoted price of the digital asset at the time its fair value is being measured, which is measured on a daily basis. This valuation represents a Level 1 and 2 classification within the fair value hierarchy.

The principal market will be the market with the greatest volume and level of activity for the digital assets which the Company holding the digital assets can access. In other words, the principal market is the market predominantly used by the Company to transact its digital assets.

Assets and liabilities not measured at fair value

Cash and cash equivalents, other receivables and other payables

The carrying amount of these balances approximate their fair value due to the short-term nature of these balances.

Trade receivables and trade payables

The carrying amount of these receivables and payables approximate their fair value as they are subject to normal trade credit terms.

Lease liabilities and loans from related parties

The carrying amount of these balances approximate their fair value as they are subject to interest rates close to market rate of interest for similar arrangements with financial institutions.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.Segment reporting

Operating segments are identified on the basis of internal reports about components of the Group that are regularly reviewed by the Chief Executive Officers (“CEO”) for the purpose of resource allocation and performance assessment. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Group operates in a single business segment which is development of digital asset platform and provision of digital asset service and solutions. No operating segments have been aggregated to form the following reportable operating segment.

Geographical information and major customer

The Group’s non-current assets are in Singapore.

The following table breaks down revenue by geographic location of the Group’s revenue. The geographical location is based on the geographical location where customers are located.

	December 31, 2024	December 31, 2023
	US$	US$
Asia	975,161	711,968
North America	3,094,794	625,651
Africa	1,490,687	225,362
Europe	4,515	103,456
Others	31,642	3,572
	5,596,799	1,670,009

27.	Capital management

The Group manages their capital to ensure that the Group is able to continue as a going concern and maintain an optimal capital structure so as to maximize shareholder’s value. The capital structure of the Group consists of equity attributable to owners of the Company, comprising issued share capital, reserves and accumulated losses as presented in the consolidated statements of changes in equity.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes during the financial years ended December 31, 2023 and 2024.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.Revision of Prior Period Financial Statements

The Group’s digital asset as at June 30, 2024 is US$22,825,904, and among the digital assets, it included digital assets held by the Group used to purchase cryptocurrency-denoted products which represent fixed interest cryptocurrency deposit with a related party and corresponding liabilities due to customers of approximately US$21,100,000. During the financial period, management performed an assessment and assessed these cryptocurrency-denoted products contained an embedded derivative feature. As such, management revised its presentation for certain assets in prior year. These revisions do not impact the Company’s consolidated statement of profit or loss, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows. Effect of the revision on the consolidated statement of financial position.

	June 30, 2024
	As previously
	reported	Adjustment	As Revised
	US$	US$	US$
Digital assets	21,572,603	(21,571,712)	891
Derivative contract	—	21,075,160	21,075,160
USDC	1,253,301	(1,253,301)	—
Cash and cash equivalents	1,899,343	1,867,004	3,766,347
Payable to related parties	(39,791,752)	(117,151)	(39,908,903)

The Group determined the impact of this revision was immaterial to the financial statements for the prior financial period. Accordingly, we have revised previously reported financial information as of June 30, 2024 and is presented herein for comparative purposes.

AMBER DWM HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.Events after reporting period

The Company evaluated all events and transactions that occurred after December 31, 2024 up through June 12, 2025, which is the date that these consolidated financial statements are available to be issued, and there were no other material subsequent events that require disclosure in these consolidated financial statements except below:

On November 29, 2024, the Company entered into a definitive agreement and plan of merger (the “Merger Agreement”) with iClick Interactive Asia Group Limited (“iClick”) and Overload Merger Sub Ltd, a Cayman Islands exempted company and a direct, wholly owned subsidiary of iClick. Pursuant to the Merger Agreement, Overload Merger Sub will merge with the Company, with the Company continuing as the surviving entity and becoming a wholly-owned subsidiary of iClick, and the shareholders of the Company will exchange all of its issued and outstanding share capital for a mixture of newly issued Class A and Class B ordinary shares of iClick on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933. The Merger was closed on March 12, 2025. In connection with the Merger, iClick changed its name from “iClick Interactive Asia Group Limited” to “Amber International Holding Limited”. In addition, ADSs began trading under the new ticker symbol “AMBR” on the Nasdaq effective on March 13, 2025.

In addition, in connection with the business combination, on March 12, 2025, the Company’s subsidiary, Amber Match Limited, entered into intercompany services agreements with certain wholly-owned subsidiaries of Amber Group. These agreements would afford the Company with substantially the same economic benefits as the transactions contemplated under the Merger Agreement signed in connection with the Merger, pending certain regulatory approvals for DWM Asset Restructuring contemplated under the Merger Agreement. This includes the Group’s entitlement to 100% of the consolidated net income generated from certain contracts associated with WFTL effective from January 1, 2025, and 100% consolidated net income of Sparrow Tech Private Limited (“Sparrow Tech”) effective from March 12, 2025.

On March 12, 2025, the Company transferred all of its shares in Sparrow Holdings Pte. Ltd. to Amber Global Ltd. On April 25, 2025, Sparrow Tech received the necessary approvals to become a wholly-owned subsidiary of the Company. On the same date, Amber Global Ltd transferred its shares in Sparrow Holdings Pte. Ltd. to the Company and Sparrow Tech became a wholly-owned subsidiary of the Company.

On April 25, 2025, Sparrow Tech was rebranded to Amber Premium Singapore. This change reflects the continued commitment to providing regulated, institutional-grade digital assets services, and better aligns our brand with the broader Amber Group ecosystem.