Form 20-F
period 2025-12-31
Amber International Holding Ltd
filed 2026-05-13
CIK 1697818

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

As of December 31, 2025, there were 471,376,257 ordinary shares outstanding, par value $0.001 per share, being the sum of 435,143,020 Class A ordinary shares and 36,233,237 Class B ordinary shares.

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

Large accelerated filer. ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

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

☐ Yes  ☐ No

Of the 435,143,020 Class A ordinary shares as of December 31, 2025, 2,188,634 were held by JPMorgan Chase Bank N.A., our depositary, representing Class A ordinary shares underlying the share based awards reserved for issuance under our Post-IPO Share Incentive Plan and our 2018 Share Incentive Plan.

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

●

“ADSs” refers to our American depositary shares. Two ADSs represent one Class A ordinary share before November 14, 2022, and one ADS represent five Class A ordinary shares effective from November 14, 2022;

●	“Amber Group” refers to Amber Global Limited, Amber DWM Holding Limited’s shareholder and strategic partner;
●	“Amber Premium” is the brand name under which Amber International Holding Limited operates its institutional crypto financial services and solutions business;
●	“Bitcoin” refers to the first peer-to-peer electronic cash system of global, decentralized, scarce, digital money;
●

“blockchain” refers to a cryptographically secure digital ledger that maintains a record of all transactions that occur on the network and follows a consensus protocol for confirming new blocks to be added to the blockchain;

●

“China” or “PRC” refers to the People’s Republic of China, including Chinese Mainland, Hong Kong and Macau and, only for the purpose of this annual report, excluding Taiwan; the only instances in which “China” or “the PRC” do not include Hong Kong or Macau are when used in the case of laws and regulations, including, among others, tax matters, adopted by the People’s Republic of China; the legal and operational risks associated with operating in China also apply to our operations in Hong Kong;

●	“Client Assets on Platform” refers to the total U.S. dollar equivalent value of client assets as of a specific date;
●	“crypto” refers to any cryptography-based market, system, application, or decentralized network;
●	“crypto asset” refers to any digital asset built using blockchain technology, including cryptocurrencies, stablecoins, and security tokens;
●

“cryptocurrency” refers to Bitcoin and alternative coins, or “altcoins,” launched after the success of Bitcoin, designed to work as a medium of exchange, store of value, or to power applications and excludes security tokens;

●	“Cumulative KYC’ed Users” refers to the total number of clients that completed the Company’s Know Your Customer identity verification as of a specific date;
●

“DeFi” refers to “decentralized finance,” a peer-to-peer software-based network of protocols that can be used to facilitate traditional financial services like borrowing, lending, trading derivatives, insurance and more through smart contracts;

●	“DWM Asset Restructuring” has the meaning ascribed to it in “Item 3. Key Information”;
●	“Group” means the Company and its consolidated entities;
●	“HK$” or “Hong Kong dollars” refers to the legal currency of Hong Kong;
●	“mining” refers to the process by which new blocks are created, and thus new transactions are added to the blockchain;
●	“Merger” has the meaning ascribed to it in “Item 3. Key Information”;
●	“Onchain economy” refers to a new open financial system built onchain;
●	“ordinary shares” refer to our Class A and Class B ordinary shares, par value US$0.001 per share;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“SGD” or “Singapore dollars” refers to the legal currency of Singapore;

●	“smart contract” refers to software that digitally facilitates or enforces a rules-based agreement or terms between transacting parties;
●	“stablecoin” refers to crypto assets designed to minimize price volatility;
●	“staking” refers to an energy efficient equivalent of mining;
●	“wallet” refers a place to store public and private keys for crypto assets;
●

“we,” “us,” “our company,” “our,” “the Company” refers to Amber International Holding Limited, which was known as iClick Interactive Asia Group Limited (“iClick”) prior to the consummation of the Merger. Amber International Holding Limited (“Amber International”) is a Cayman Islands holding company with no operations of its own and conducts its business through its subsidiaries.

●	“$,” “US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

Our financial statements are expressed in the U.S. dollar, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Singapore dollars to U.S. dollars, Renminbi to U.S. dollars, and from Hong Kong dollars to U.S. dollars, in this annual report on Form 20-F were made at a rate of SGD1.2859 to US$1.00, RMB6.9931 to US$1.00, and HK$7.7833 to US$1.00, respectively, which were the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 31, 2025. We make no representation that any Singapore dollar/ Renminbi/ Hong Kong dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Singapore dollar/ Renminbi/ Hong Kong dollar, as the case may be, at any particular rate, at the respective rate stated above, or at all. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

On March 12, 2025, iClick completed its merger (the “Merger”) with Amber DWM Holding Limited (“Amber DWM”). The Merger is accounted for as a reverse acquisition for accounting purposes. Accordingly, the Merger is treated as the equivalent of Amber DWM issuing shares for the acquisition of iClick, accompanied by a recapitalization, for accounting purposes. The financial results of iClick have been included in our consolidated financial results since March 12, 2025. In connection with the Merger, we entered into intercompany services agreements with certain wholly owned subsidiaries of our parent, Amber Group. These agreements would afford us with substantially the same economic benefits as the transactions contemplated under the merger agreement signed in connection with the Merger, pending certain regulatory approvals for DWM Asset Restructuring contemplated under the merger agreement. This includes our entitlement to 100% of the consolidated net income generated from certain contracts associated with WhaleFin Technologies Limited (“WFTL”) (the “WFTL Assigned Contracts”) effective from January 1, 2025. Therefore, the net income from WFTL Assigned Contracts was not reflected in our results before 2025. On October 28, 2025, the WFTL Assigned Contracts were assumed by AG Global Technology Limited Inc. (“AGTL”), which is also a wholly owned subsidiary of Amber Group and an affiliate of the Company. On November 25, 2025, Amber Match Limited, one of our wholly owned subsidiaries, entered into intercompany services agreement with AGTL to replace its previous agreement with WFTL on substantially the same terms (the “AGTL Assigned Contracts”) (collectively, the “Assigned Contracts”).

During the reporting period, we provided institutional crypto financial services and solutions operating under the brand name “Amber Premium”. We optimized our business to drive returns to the shareholders through proactive monitoring our operations and market trends. As of the end of 2025, certain operations under iClick were classified as held-for-sale, and we completed one of the disposals in October 2025. The disposed business was deconsolidated from the Group upon the respective disposal and the results of the held-for-sale and disposed businesses are reflected in the Group’s consolidated financial statements included in this annual report as discontinued operations accordingly. See Note 5 to the financial statements included elsewhere in this annual report.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our mission, goals and strategies;
●	our future business development, financial condition and results of operations;
●	the expected growth of our industry;
●	our expectations regarding demand for and market acceptance of our products, services and solutions;
●	competition in our industry;
●	our ability to successfully remediate the material weaknesses in our internal control over financial reporting;
●	relevant government policies and regulations relating to our business and industry;
●	general economic and business conditions globally and in jurisdictions where we operate; and
●	assumptions underlying or related to any of the foregoing.

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

We conduct all of our current operations outside the United States, and all of our assets are located outside the United States. Many of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside of the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us, our assets, our directors or officers, or the judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

v

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

Hong Kong

H.M. Chan & Co., our counsel as to Hong Kong law, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

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

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.KEY INFORMATION

Disposals and Merger

On March 12, 2025, iClick completed its merger with Amber DWM. The Merger is accounted for as a reverse acquisition for accounting purposes. Accordingly, the Merger is treated as the equivalent of Amber DWM issuing shares for the acquisition of iClick, accompanied by a recapitalization, for accounting purposes. The financial results of iClick have been included in our consolidated financial results since March 12, 2025.

In connection with the Merger, we entered into intercompany services agreements with certain wholly owned subsidiaries of our parent, Amber Group. These agreements would afford us with substantially the same economic benefits as the transactions contemplated under the merger agreement signed in connection with the Merger, pending certain regulatory approvals for DWM Asset Restructuring contemplated under the merger agreement. This includes our entitlement to 100% of the consolidated net income generated from certain contracts associated with WFTL effective from January 1, 2025. Therefore, the net income from WFTL Assigned Contracts was not reflected in our results before 2025. On October 28, 2025, the WFTL Assigned Contracts were assumed by AGTL, which is also a wholly owned subsidiary of Amber Group and an affiliate of the Company. On November 25, 2025, Amber Match Limited, one of our wholly owned subsidiaries, entered into intercompany services agreement with AGTL to replace its previous agreement with WFTL on substantially the same terms.

We optimize our business to drive returns to the shareholders through proactive monitoring our operations and market trends. As of the end of 2025, certain operations under iClick were classified as held-for-sale, and we completed one of the disposals in October 2025.

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

Risks Associated with the Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCA Act, If the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the U.S. Public Company Accounting Oversight Board (the “PCAOB”) for two consecutive years because of a position taken by authorities in a foreign jurisdiction, the SEC will prohibit our ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese Mainland or Hong Kong, including iClick’s former auditor, PricewaterhouseCoopers, who has audited its financial statements as of and for the years ended December 31, 2022 and 2023. Subsequently, iClick were conclusively identified by the SEC as a “Commission-Identified Issuer” under the HFCA Act on June 1, 2022 in respect of its annual report for the year ended December 31, 2021 filed on May 2, 2022.

On December 15, 2022, the PCAOB announced its determination that it was able to inspect and investigate audit firms in Chinese Mainland and Hong Kong completely for purposes of the HFCA Act, and the PCAOB vacated its December 16, 2021 determinations. As a result, the SEC will not provisionally or conclusively identify an issuer as a Commission-Identified Issuer if it files an annual report with an audit report issued by a registered public accounting firm headquartered in Chinese Mainland or Hong Kong on or after December 15, 2022, until such time as the PCAOB issues a new determination. In addition, our auditor WWC, P.C., who has audited our consolidated statements of financial position as of December 31, 2025, and the related consolidated statements of profit or loss, comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2025, including the related notes contained in this annual report is not on the list published by the PCAOB subject to the determinations as to inability to inspect or investigate completely, as announced by the PCAOB on December 16, 2021, and it is based in the U.S. and is registered with the PCAOB and subject to PCAOB inspection, having its latest inspection completed in December 2025. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in certain jurisdictions and we use an accounting firm headquartered in one of such jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year.

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

The following chart illustrates our organizational structure, including our principal subsidiaries and consolidated affiliated entities as of March 31, 2026:

Amber International Holding Limited (Cayman Islands)
100%
Amber DWM Holding Limited (Cayman Islands)
100%
Amber Core Markets Holding Limited (Cayman Islands)
100%
Optimix Media Asia Limited (Hong Kong)
100%
Diablo Holdings Corporation (BVI)
CMRS Group Holding Limited (Hong Kong)
100%
Amber Match Limited (BVI)
100%
Amber Premium FZE (Dubai)
100%
Amber DWM Limited (Hong Kong)
100%
BetaForce Holding Limited (BVI)
100%
Macro Investment Holding Limited (BVI)
100%
Macro Ventures Holding Limited (BVI)
100%
Beta Major Investment Holding Limited (BVI)
100%
MegaVoyage Holding Limited (BVI)
100%
Sparrow Holdings Pte. Ltd. (Singapore)
100%
Sparrow Tech Private Limited (Singapore)
100%
Sparrow Digital Pte. Ltd. (Singapore)
100%
Sparrow Fund Management Pte. Ltd. (Singapore)
100%
Sparrow Operations Private Limited (Singapore)
100%
Amber Market Pulse Holding Limited (BVI)
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

Summary of Risk Factors

Risks Related to Our Business

Risks and uncertainties relating to our business include, but are not limited to, the following:

●

We may not obtain the regulatory approval in relation to DWM Asset Restructuring in a timely manner or at all and may need to continue relying on the intercompany services agreements to receive the economic benefits of the intercompany services agreement with AGTL.

●

Our institutional crypto financial services and solutions business is nascent, not fully proven by market and subject to material legal, regulatory, operational, reputational, tax and other risks in the jurisdictions where we operate and are not assured to be profitable.

●	Our revenue is highly dependent on digital asset prices, trading volumes and market liquidity, all of which are subject to extreme volatility.
●

A particular digital asset, product, or service’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a digital asset or product offering, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

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

●	Failure by us or our third-party custodians to adequately safeguard clients’ digital assets could result in significant losses and severely damage our business and reputation.
●

If we cannot keep pace with rapid industry changes to provide new and innovative products and services, the use of our products and services, and consequently our revenue, could decline, which could adversely impact our business, operating results, and financial condition.

●

Our business is susceptible to risks associated with international operations, including risks associated with difficulties, delays or failures in obtaining and/or maintaining the regulatory approvals, permissions, authorizations, licenses or consents that may be required to offer certain products or services in one or more international markets.

Risks Related to Cryptocurrencies and Digital Assets

Risks and uncertainties relating to cryptocurrencies and digital assets include, but are not limited to, the following:

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

●	Political or economic crises may motivate large-scale sales of digital assets, which would result in a reduction in values and materially and adversely affect us.
●	The value of cryptocurrencies and other digital assets may be subject to momentum pricing risk.
●

Blockchain networks, digital assets and the digital asset trading platforms on which these assets are traded are dependent on internet and other blockchain infrastructure and susceptible to system failures, security risks and rapid technological change.

●

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

●

Changes in the governance of a digital asset network may not receive sufficient support from users and miners, which may negatively affect that digital asset network’s ability to grow and respond to challenges.

Risks Related to Our American Depositary Shares

In addition to the risks described above, we are subject to risks relating to our ADSs, including but are not limited to the following:

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

●	Our directors, officers and principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

●	We have granted, and may continue to grant, share incentives, which may result in increased share based compensation expenses.
●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.
●	The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.
●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.
●

Our memorandum and articles of association that contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our Class A ordinary shares and ADSs.

●

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

Risks Related to Our Business

Risks Related to Our Institutional Crypto Financial Services and Solutions Business

We may not obtain the regulatory approval in relation to DWM Asset Restructuring in a timely manner or at all and may need to continue relying on the intercompany services agreements to receive the economic benefits of the intercompany services agreement with AGTL.

Pursuant to the Merger Agreement, certain local regulatory approvals shall have been obtained before the completion of the Merger. These approvals include local regulatory approvals for the DWM Asset Restructuring and for the Company to become a controller in Sparrow Tech Private Limited, an indirect subsidiary of Amber DWM. Specifically, the Company’s acquisition of 100% of the equity interest in WhaleFin Markets Limited from Amber Group is subject to acceptance of the license application with the Securities Futures Commission in Hong Kong; the Company becoming a controller in Sparrow Tech Private Limited is subject to the Monetary Authority of Singapore’s approval regarding the change of controller; and the assignment of the intercompany services agreement with AGTL is subject to Amber Premium FZE obtaining the Virtual Asset Service Provider (the “VASP”) license with the Virtual Assets Regulatory Authority (the “VARA”) in Dubai.

To expedite the closing of the Merger, the parties have entered into the Framework Agreement to amend and waive certain closing conditions to the Merger, including in relation to the DWM Asset Restructuring and these regulatory approvals, and to provide for alternative arrangements that would afford the Company with substantially the same economic benefits as the transactions contemplated under the Merger Agreement. Specifically, (i) pursuant to the Framework Agreement, the parties have agreed to complete the DWM Asset Restructuring and cause Sparrow Tech Private Limited to become an indirect subsidiary of the Company promptly upon the receipt of the relevant regulatory approvals, and (ii) pursuant to certain intercompany services agreement entered into concurrently with the execution of the Framework Agreement, while the regulatory approvals are pending, the Company will receive 100% of the consolidated basis net income generated by the WFTL Assigned Contracts and 100% consolidated net income of Sparrow Tech Private Limited. On October 28, 2025, the WFTL Assigned Contracts were assumed by AGTL, which is also a wholly owned subsidiary of Amber Group and an affiliate of ours, and Amber Match Limited, one of our wholly owned subsidiaries, entered into intercompany services agreement with AGTL to replace its previous agreement with WFTL on substantially the same terms.

As of the date of this annual report, we have obtained certain local regulatory approvals in Singapore and Dubai. For instance, we became a controller in Sparrow Tech Private Limited in April 2025 and Amber Premium FZE received the VASP license from VARA in April 2026. The DWM Asset Restructuring is still ongoing, as certain required local regulatory approvals have not been obtained. We cannot assure you that we may obtain the regulatory approval in relation to DWM Asset Restructuring in a timely manner or at all. In the absence of such regulatory approvals, we will continue relying on the intercompany services agreement to receive the 100% of the consolidated basis net income generated by the intercompany services agreement with AGTL. The counterparty to Framework Agreement and the intercompany service agreement may not perform their obligations under the contracts and the contractual arrangement does not afford us with control over their business operations, all of which could lead to material adverse effect on the Company’s business and results of operations.

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

From time to time, we may also launch new lines of business, offer new products and services within existing lines of business or undertake other strategic projects. There are substantial risks and uncertainties associated with these efforts and we would invest significant capital and resources in such efforts. Also, the volatile nature of the onchain economy makes it difficult to evaluate our current business and future prospects. Regulatory requirements can affect whether initiatives are able to be brought to market in a manner that is timely and attractive to our clients. Initial timetables for the development and introduction of new lines of business, products or services and price and profitability targets may not be met.

Our revenue is highly dependent on digital asset prices, trading volumes and market liquidity, all of which are subject to extreme volatility.

We generate the substantial majority of our revenue from commissions and execution fees charged on clients’ purchase, sale, and trading of digital assets, which primarily include Bitcoin and Ethereum. These fees are typically either flat or calculated as a percentage of transaction value. A sustained decline in digital asset prices, trading volumes, or overall market liquidity would directly and materially reduce our revenue.

Digital asset prices have exhibited extreme historical volatility. For example, Bitcoin experienced drawdowns exceeding 70% in multiple market cycles such as in 2018 and 2022, and similar sharp corrections occurred in 2025 amid macroeconomic tightening, interest rate changes and sector-specific events. Such volatility can be driven by macroeconomic factors (interest rates, inflation, monetary policy), regulatory announcements, technological developments, market sentiment, large-scale liquidations, or incidents at major platforms. There is no assurance that digital asset prices or institutional trading activity will recover to or maintain prior levels. The price and trading volume of any digital asset is subject to significant uncertainty and volatility, and may significantly decline in the future, without recovery. Such uncertainty and volatility depend on a number of factors, including:

●

market conditions of, and overall sentiment towards, digital assets and the onchain economy, including, but not limited to, as a result of actions taken by or developments of other companies in the onchain economy (for example, smart contract hacks or protocol failures encountered by other companies in the onchain economy). See “—Risks Related to Cryptocurrencies and Digital Assets;”

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

●	decreased user and investor confidence in digital assets and digital asset platforms;
●	negative publicity and events relating to the onchain economy;
●	unpredictable social media coverage or “trending” of, or other rumors and market speculation regarding, digital assets;
●	the ability for digital assets to meet user and investor demands;
●	the functionality and utility of digital assets and their associated ecosystems and networks, including digital assets designed for use in various applications;
●	consumer preferences and perceived value of digital assets and digital asset markets;
●	increased competition from other payment services or other digital assets that exhibit better speed, security, scalability, or other characteristics;
●	regulatory or legislative changes and updates affecting the onchain economy;
●	the characterization of digital assets under the laws of various jurisdictions around the world;
●	the maintenance, troubleshooting, and development of the blockchain networks underlying digital assets, including by miners, validators, and developers worldwide;
●	the ability for cryptocurrency networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;
●	ongoing technological viability and security of digital assets and their associated smart contracts, applications and networks, including vulnerabilities against hacks and scalability;
●	fees and speed associated with processing digital asset transactions, including on the underlying blockchain networks and on digital asset trading platforms;
●	financial strength of market participants;
●	the availability and cost of funding and capital;
●	the liquidity of digital asset trading platforms;
●	interruptions or temporary suspensions or other compulsory restrictions in products or services from or failures of major digital asset platforms;
●	availability of an active derivatives market for various digital assets;
●	availability of banking and payment services to support cryptocurrency-related projects;
●	level of interest rates and inflation;
●	monetary policies of governments, trade restrictions, and fiat currency devaluations; and
●	national and international economic and political conditions.

There is no assurance that any digital asset will maintain its value or that there will be meaningful levels of trading activities. In the event that the price of digital assets or the demand for trading digital assets decline, our business, operating results, and financial condition would be adversely affected.

A particular digital asset, product, or service’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a digital asset or product offering, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

Several jurisdictions have taken a broad-based approach to classifying digital assets, products, and services as “securities,” while other jurisdictions, such as Switzerland, Malta, and Singapore, have adopted a narrower approach. As a result, certain digital assets, products, or services may be deemed to be a “security” under the laws of some jurisdictions but not others. Various jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of digital assets, products, or services as “securities.” The classification of a digital asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing of such assets.

We have procedures to analyze whether each digital asset, products, or services that we seek to support could be deemed to be a “security” under applicable laws. Our procedures do not constitute a legal standard, but rather represent our company-developed metrics, which permit us to make a risk-based assessment regarding the likelihood that a particular digital asset could be deemed a “security” under applicable laws. Regardless of our conclusions, we could be subject to legal or regulatory action in the event a regulatory authority, or a court having final determinative authority on the topic, were to determine that a supported digital asset, product, or service currently offered, sold, or traded on our platform is a “security” under applicable laws. We believe that our process reflects a comprehensive and thoughtful analysis and is reasonably designed to facilitate consistent application of available legal guidance to digital assets to facilitate informed risk-based business judgment. However, we recognize that the application of securities laws to the specific facts and circumstances of digital assets may be complex and subject to change, and that a listing determination does not guarantee any conclusion under the relevant securities laws. We expect our risk assessment policies and procedures to continuously evolve to take into account case law, facts, and developments in technology.

There can be no assurances that we will properly characterize any given digital asset, product, or service as a security or non-security, or that the regulatory authorities, or a court, if the question was presented to it, would agree with our assessment. If a regulatory authority or a court were to determine that a supported digital asset, product, or service currently offered, sold, or traded on our platform is a security, we would not be able to offer such digital asset as part of our products or services until we are able to do so in a compliant manner. In addition, we could be subject to judicial or administrative sanctions for failing to offer or sell the digital asset in compliance with legal requirements, or for acting as an unregistered broker, dealer, or securities exchange. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Clients that traded such supported digital assets through us and suffered trading losses could also seek to rescind such transaction on the basis that they were conducted in violation of applicable law, which could subject us to significant liability. Furthermore, if we remove any assets from our products or services, our decision may be unpopular with users and may reduce our ability to attract and retain clients.

Further, if Bitcoin, Ethereum, stablecoins, or any other supported digital asset is deemed to be a security under any jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such supported digital asset. For instance, all transactions in such supported digital asset would have to be registered with the relevant authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Moreover, the networks on which such supported digital assets are utilized may be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, it could draw negative publicity and a decline in the general acceptance of the digital asset. Also, it may make it difficult for such supported digital asset to be traded, cleared, and custodied as compared to other digital assets that are not considered to be securities.

If we fail to develop, maintain and enhance our brand and reputation, our business operating results and financial condition may be adversely affected.

Our brand and reputation are key assets and a competitive advantage, and maintaining a strong brand and reputation will be an important factor in the success and the development of our business. Protecting and enhancing our brand depends largely on the success of our marketing efforts, our ability to provide consistent, high-quality, and secure products, services, features, and support, and our ability to successfully secure, maintain and defend our rights to use our corporate names, logos, and other trademarks important to our brand. Thus, maintaining, protecting, and enhancing our reputation is also important to our development plans and relationships with our partners and counterparties. Furthermore, we believe that the importance of our brand and reputation may increase as competition in both the traditional financial services industry and the digital asset industry further intensifies. Our brand and reputation could be harmed if we fail to achieve these objectives or if our public image were to be tarnished by negative publicity, unexpected events, or actions by third parties. Unfavorable publicity regarding, for example, the quality of or changes to our products and services, litigation or regulatory activity, privacy practices, data security compromises or breaches, terms of service, employment matters, the use of our products, services, or supported digital assets for illicit or objectionable ends, the actions of our clients, employees, or the actions of other companies that provide similar services to ours, has in the past, and could in the future, adversely affect our reputation and our business. Moreover, to the extent that we acquire a company and maintain that acquired company’s separate brand, we could experience brand dilution or fail to retain positive impressions of our own brand to the extent such impressions are instead attributed to the acquired company’s brand. In addition, actions by, or unfavorable publicity about, our founders, key executives, or prominent employees may directly and adversely impact our corporate brand and reputation.

More broadly, because the digital asset and blockchain technology sectors are relatively nascent, public opinion is underdeveloped and will continue to evolve over time. Unfavorable media coverage in relation to the digital asset industry may adversely impact our business, our operating results and the value of any investment in it. If we fail to protect our brand image or reputation, we may experience material adverse effects to the size, demographics, engagement, and loyalty of our clients and counterparties, resulting in decreased revenue, which could adversely affect our business, operating results, and financial condition. For further discussion of these risks, please see “—Risks Related to Cryptocurrencies and Digital Assets—Due to a lack of familiarity and some negative publicity associated with digital asset-related companies, existing and potential clients, counterparties and regulators may lose confidence in digital asset management companies.”

We may not be able to compete effectively, which could materially and adversely affect our business, financial condition, results of operations and prospects, as well as our reputation and brand.

The onchain economy is highly innovative, rapidly evolving, and characterized by experimentation, changing client needs, frequent introductions of new products and services, and subject to uncertain and evolving industry and regulatory requirements. We expect competition to further intensify in the future as existing players enhance their offerings and new entrants emerge. We face significant competition globally from a variety of market participants. Our main competition falls into the following categories:

●	Traditional financial technology and brokerage firms that have entered the digital asset wealth management market in recent years and offer overlapping features tailored to similar client segments;
●

Companies focused on the digital asset market, some of whom choose to operate in jurisdictions with less stringent local rules and regulations and are potentially able to more quickly adapt to market trends, support a broader range of digital assets, and develop new digital asset-based products and services due to a different standard of regulatory scrutiny and compliance costs;

●	Crypto-native companies and traditional financial incumbents that offer point or siloed solutions specifically targeted at institutional or niche clients; and
●	Decentralized and non-custodial platforms (DeFi), which facilitate trading and lending without relying on a centralized intermediary.

Many innovative start-up companies and larger incumbents have made, and continue to make, significant investments in research and development, and we expect these companies to continue to develop similar or superior products and technologies that compete with ours. Further, more traditional financial and non-financial services businesses may choose to offer digital asset-based services in the future as the industry gains mainstream adoption. Our current and potential competitors may establish cooperative relationships among themselves or with third parties that may further enhance their resources.

Our existing competitors have, and our potential competitors are expected to have, certain competitive advantages over us, including:

●	greater name recognition, longer operating histories, larger client bases, and larger market shares;
●	operations in certain jurisdictions with lower compliance costs and greater flexibility to explore new product offerings;
●	significantly larger financial, technological, marketing, and other resources, allowing them to devote greater efforts to the development and promotion of their platforms;
●	established core business models outside of the digital asset industry, allowing them to operate on lesser margins or at a loss to acquire market share; and
●	greater resources to make acquisitions or form strategic alliances.

In response to competition, our competitors may be better at developing new products, responding more quickly to new digital asset developments, and undertaking more extensive marketing campaigns. Consequently, we may have to lower and/or adjust the various fees that we charge to our clients or significantly increase our operating expenses and capital expenditures to attract and retain clients, which could materially and adversely affect our business, profit margins and results of operations. If we are not able to compete effectively, the level of digital asset transaction activities and user engagement on our platform may decrease and our market share may be negatively affected, which could materially and adversely affect our business, financial condition, results of operations and prospects.

We may be subject to inquiries, investigations, and enforcement actions by regulators and governmental authorities worldwide, including those related to sanctions, export control, and anti-money laundering.

As we continue to expand our business worldwide, we have become increasingly obligated to comply with the laws, rules, regulations, policies, and legal interpretations of both the jurisdictions in which we operate and those into which we offer services on a cross-border basis. For instance, financial regulators outside the United States have increased their scrutiny of digital asset exchanges over time. Moreover, laws regulating financial services, the internet, mobile technologies, digital assets, AI, and related technologies outside of the United States are highly evolving, extensive and often impose different, more specific, or even conflicting obligations on us, as well as broader liability. In addition, it is required to comply with laws and regulations related to economic sanctions and export controls enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of Commerce’s Bureau of Industry and Security, and U.S. anti-money laundering and counter-terrorist financing laws and regulations, enforced by FinCEN and certain state financial services regulators. U.S. sanctions and export control laws and regulations generally restrict dealings by persons subject to U.S. jurisdiction with certain jurisdictions that are the target of comprehensive embargoes, as well as with persons, entities, and governments identified on certain prohibited party lists. Nonetheless, there can be no guarantee that our compliance program will prevent transactions with particular persons or addresses or prevent every potential violation of OFAC sanctions. Any present or future government inquiries relating to sanctions could result in negative consequences for us, including costs related to government investigations, financial penalties, and harm to our reputation. The impact on us related to such matters could be substantial. Although we have implemented controls, and are working to implement additional controls and screening tools designed to prevent sanctions violations, there is no guarantee that we will not inadvertently provide access to our products and services to sanctioned parties or jurisdictions in the future.

Regulators worldwide frequently study each other’s approaches to the regulation of the onchain economy. Consequently, developments in any jurisdiction may influence other jurisdictions. New developments in one jurisdiction may be extended to additional services and other jurisdictions. As a result, the risks created by any new law or regulation in one jurisdiction are magnified by the potential that they may be replicated, affecting our business in another place or involving another service. Conversely, if regulations diverge worldwide, we may face difficulty adjusting our products, services, and other aspects of our business with the same effect. These risks are heightened as we face increased competitive pressure from other similarly situated businesses that engage in regulatory arbitrage to avoid the compliance costs associated with regulatory changes.

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

Failure by us or our third-party custodians to adequately safeguard clients’ digital assets could result in significant losses and severely damage our business and reputation.

We primarily rely on third-party institutional-grade custodians to safekeep the majority of digital assets held on behalf of our clients. Although we maintain robust internal controls and select custodians with strong security practices, digital asset custody remains subject to risks including cyberattacks, insider theft, operational failures, bankruptcy of the custodian, or loss of private keys. Unlike traditional financial assets, digital assets generally lack comprehensive insurance coverage, and historical incidents (including major exchange and custodian failures) have resulted in permanent asset loss for clients and platforms.

Any such event — whether at our own systems or at a custodian — could lead to client losses, significant compensation claims, regulatory investigations, license suspensions, reputational harm, and loss of institutional client trust, any of which would materially and adversely affect our business, financial condition, and results of operations.

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

The institutional crypto financial services and solutions industry, and the onchain economy generally, has been characterized by many rapid, significant, and disruptive products and services in recent years. These include decentralized applications, which allow yield farming, staking, token wrapping, governance tokens, innovative programs to attract clients such as transaction fee mining programs, initiatives to attract traders such as trading competitions, airdrops and giveaways, staking reward programs, and novel cryptocurrency fundraising and distribution schemes. We expect new services and technologies to continue to emerge and evolve, which may be superior to, or render obsolete, the products and services that we currently provide. We cannot predict the effects of new services and technologies on our business. However, our ability to grow our client base and revenue will depend in part on our ability to innovate and create successful new products and services, both independently and in conjunction with third-parties. In particular, developing and incorporating new products and services into our business may require substantial expenditures, take considerable time, and ultimately may not be successful. Any new products or services could fail to attract clients, generate revenue, or perform or integrate well with third-party applications and platforms. In addition, our ability to adapt and compete with new products and services may be inhibited by regulatory requirements and general uncertainty in the law, constraints by our financial institution partners and payment processors, third-party intellectual property rights, or other factors. Moreover, we must continue to enhance our technical infrastructure and other technology offerings to remain competitive and maintain a platform that has the required functionality, performance, capacity, security, and speed to attract and retain clients. As a result, we expect to expend significant costs and expenses to develop and upgrade our technical infrastructure to meet the evolving needs of the industry. Our success will depend on our ability to develop and incorporate new offerings and adapt to technological changes and evolving industry practices. If we are unable to do so in a timely or cost-effective manner, our business and our ability to successfully compete, retain existing clients, and attract new clients may be adversely affected.

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

We currently have subsidiaries in jurisdictions, such as Singapore, Hong Kong and Dubai. We plan to enter into or increase our presence in additional markets around the world, and any inability or failure to adequately exploit opportunities for international expansion, may harm our business and adversely affect our revenue. Our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to particular challenges of supporting a rapidly growing business in an environment of diverse cultures, languages, customs, tax laws, legal systems, alternate dispute systems and regulatory systems. As we continue to expand our business and client base internationally, we will be increasingly susceptible to risks associated with international operations. These risks and challenges include:

●

difficulties, delays or failures in obtaining and/or maintaining the regulatory approvals, permissions, authorizations, licenses or consents that may be required to offer certain products or services in one or more international markets. For example, we may not be able to obtain the final regulatory approvals for our license applications in Hong Kong in a timely manner, or at all. Even if we are able to obtain such licenses, our business, financial condition and results of operations may still be adversely affected by the ongoing compliance requirements associated with such licenses. As of December 31, 2025, we had 5,229 Cumulative KYC’ed Users, with Client Assets on Platform of over US$1.3 billion. In connection with our application for a VASP license in Hong Kong and other regions, we have been aligning our user base with enhanced suitability and compliance standards globally. During the first quarter of 2026, we streamlined a portion of client accounts as part of this process to better align with updated regulatory requirements. While this resulted in a planned reduction in total user count, we believe it strengthens our platform’s long-term operational integrity and positions us to attract higher-quality, institutional-grade participation in a regulated environment;

●

difficulty establishing and managing international operations and the increased operations, travel, infrastructure and legal and compliance costs associated with locations in different countries or regions;

●

the need to understand and comply with local laws, regulations and customs in multiple jurisdictions, including laws and regulations governing broker-dealer practices, some of which may be different from, or conflict with, those of other jurisdictions, and which might not permit us to operate our business or collect revenue in the same manner as we do in such other jurisdictions;

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

We offer our clients access to a comprehensive suite of institutional crypto financial services and solutions, catering to the different investment targets and risk preferences of our clients. These products often have complex structures and involve various risks, including default risks, interest risks, liquidity risks, market risks, counterparty risks, fraud risks and other risks. Particularly, certain wealth management offerings, such as those involving staking, yield-generating, or similar reward programs, have increasingly been the target of intense regulatory scrutiny. In addition, we are subject to evolving regulations in relation to digital assets and wealth management products distributed in different jurisdictions. Regulators, including the U.S. Securities and Exchange Commission, have asserted that certain crypto lending, staking, or yield products may constitute unregistered offers and sales of securities. There is no assurance that our operations will be deemed as being in full compliance with such regulations at all times, and we could face sudden enforcement actions, injunctions, or requirements to halt specific product offerings.

Our success in providing institutional crypto financial services and solutions depends, in part, on our ability to successfully identify the risks associated with such products and services, and failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, results of operations and financial conditions. Although we generally do not guarantee the principal or the return of the wealth management products available through our platform and do not bear any liabilities for any loss to capital invested in the products, we must be cautious of the selection of the financial products we offer and must accurately describe the risks associated with those products for our clients. Although we enforce and implement strict risk management policies and procedures, such risk management policies and procedures may not be fully effective in mitigating the risk exposure for all of our clients in all market environments or covering all types of risks, or shielding us from retroactive regulatory reclassifications of our products. If we fail to identify and fully appreciate the risks associated with the financial products we offer, or if regulatory authorities compel us to suspend or alter our highest-yielding products, or fail to disclose such risks to our clients, or if our clients suffer financial losses or other damages resulting from the financial products we offer, our reputation, client relationships, results of operations and financial conditions will be materially and adversely affected.

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

Errors may occur with respect to trades we executed on clients’ behalf. Trade errors can result from a variety of situations, including, for example, an operational breakdown or failure in the processing of a marketing campaign or when the wrong investment is purchased or sold or when the wrong quantity is purchased or sold or when the execution price is wrong. Trade errors frequently result in losses, which could be material. Errors may result in disputes with clients and thus negatively impact our reputation or lead to our financial losses. To the extent that an error is caused by a third party, we may seek to recover any losses associated with the error, although there may be contractual limitations on any third party’s liability with respect to such error.

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

Borrower loan loss rates may be significantly affected by economic downturns or general economic conditions beyond our control and beyond the control of individual borrowers. In particular, loss rates on loans may increase due to factors such as prevailing market conditions in the onchain economy, the price of Bitcoin and other digital assets, which have experienced significant fluctuations, the amount of liquidity in the markets, and other factors. Borrowers may seek protection under bankruptcy law or similar laws. If a borrower of a loan files for bankruptcy (or becomes the subject of an involuntary petition), a stay may go into effect that will automatically put any pending collection actions on the loan on hold and prevent further collection action absent bankruptcy court approval. The efficacy of our security interest in client collateral may not be guaranteed under applicable laws and regulations and therefore we may be exposed to loss in the event of a client default, even if we appear to be secured against such default. While we have not incurred any material losses to date, if any of the foregoing events were to occur, our reputation and relationships with borrowers, and our financial results, could be harmed.

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

Further, any actual or perceived breach or cybersecurity attack directed at other financial institutions or digital asset companies, whether or not we are directly impacted, could lead to a general loss of client confidence in the onchain economy or in the use of technology to conduct financial transactions, which could negatively impact us, including the market perception of the effectiveness of our security measures and technology infrastructure.

An increasing number of organizations, including large merchants, businesses, technology companies, and financial institutions, as well as government institutions, have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks, including on their websites, mobile applications, and infrastructure.

Attacks upon systems across a variety of industries, including the digital asset industry, are increasing in their frequency, persistence, magnitude, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded, and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper, or illegal access to systems and information (including clients’ personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers or partners. Certain types of cyberattacks could harm us even if our systems are left undisturbed. For example, attacks may be designed to deceive employees and service providers into releasing control of our systems to a hacker, while others may aim to introduce computer viruses or malware into our systems with a view to stealing confidential or proprietary data. Additionally, certain threats are designed to remain dormant or undetectable until launched against a target and we may not be able to implement adequate preventative measures.

Although we have developed systems and processes designed to protect the data we manage, prevent data loss and other security breaches, effectively respond to known and potential risks, and expect to continue to expend significant resources to bolster these protections, there can be no assurance that these security measures will provide absolute security or prevent breaches or attacks. We have experienced from time to time, and may experience in the future, breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities, or other irregularities. Unauthorized parties have attempted, and we expect that they will continue to attempt, to gain access to our systems and facilities, as well as those of our clients, partners, and third-party service providers, through various means, including hacking, social engineering, phishing, and attempting to fraudulently induce individuals (including employees, service providers, and our clients) into disclosing usernames, passwords, payment card information, or other sensitive information, which may in turn be used to access our information technology systems and clients’ digital assets. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. Certain threat actors may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. As a result, our costs and the resources we devote to protecting against these advanced threats and their consequences may continue to increase over time.

The broader adoption, use, and commercialization of AI technology, and the continued rapid pace of developments in the AI field, are inherently uncertain.

We are actively exploring and developing initiatives related to AI as part of our growth strategy. For instance, MIA, our first in-house developed AI agent, has been deployed externally for content generation, social media consistency, and investor engagement, and internally as a proactive workspace assistant accelerating workflows via a proprietary skill hub and secure internal database. We intend to leverage AI technologies to enhance our investment strategies and risk management processes. AI has been developing at a rapid pace, and continues to evolve and change. If we are unable to keep up with the changing AI landscape or in developing services to meet our customers’ evolving AI needs, or if the AI landscape does not develop to the extent we expect, our business, operating results, financial condition, and future prospects may be adversely impacted. Additionally, we may incur significant costs and experience significant delays in developing new products and services to adapt to the changing AI landscape, and may not achieve a return on investment or capitalize on the opportunities presented by demand for AI solutions. Moreover, while AI adoption is likely to continue and may accelerate, the long-term trajectory of this technological trend is uncertain, and market acceptance, understanding, and valuation of solutions and services that incorporate AI technologies are uncertain.

Furthermore, the rapid pace of innovation in the field of AI has led to developing and evolving regulatory frameworks globally, which are expected to become increasingly complex as AI continues to evolve. Regulators and lawmakers around the world have started proposing and adopting, or are currently considering, regulations and guidance specifically on the use of AI. Regulations related to AI Technologies have been introduced in the United States at the federal level and are also enacted and advancing at the state level. Additional regulations may impact our ability to develop, use and commercialize AI, which may affect our business, operating results, financial condition, and future prospects.

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

In derivatives, we may invest in options on digital assets. Purchasing and writing put and call options are highly specialized activities that entail greater-than-ordinary investment risks. An uncovered call writer’s loss is theoretically unlimited. Unlike exchange-traded options, which are standardized with respect to the underlying instrument, expiration date, contract size and strike price, the terms of over-the-counter options (options not traded on exchanges) are generally established through negotiation with the other party to the option contract. While this type of arrangement allows greater flexibility to tailor an option, over-the-counter options generally involve greater credit risk than exchange-traded options, which are guaranteed by the clearing organization of the exchanges where they are traded. While the availability of exchange-traded and over-the-counter options on digital assets has expanded in recent years, the market for such options remains less developed than for more established asset classes, and terms may be less favorable or less liquid in comparison. We also enter into other structured derivative products, including accumulators and decumulators, which may give rise to additional counterparty credit risks depending on the applicable margining and custody arrangements.

While we seek to mitigate counterparty credit risk in our structured products and derivatives activities through measures such as full collateralization of customer exposures, margining arrangements with hedging counterparties and controlled custody structures, certain of our hedging arrangements with counterparties are partially collateralized, and accordingly we are exposed to the credit risk of such counterparties. Even where mitigation measures are in place, we remain subject to counterparty credit risk on premium receivables, settlement timing differences, mark-to-market exposures on prepaid margin amounts and operational risks, including execution risk.

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

We may also be harmed by the loss of any of our financial institution partners and trading venues. As a result of the many regulations applicable to cryptocurrencies or the risks of digital assets generally, many financial institutions have decided, and other financials may in the future decide, to not provide bank accounts (or access to bank accounts), payments services or other financial services to companies providing cryptocurrency products, including us. Similarly, a number of such companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to digital asset-related companies, including us, for a number of reasons, such as perceived compliance risks or costs. Any inability to procure or keep banking services would have a material and adverse effect on us.

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

The efficient and reliable operation of our business depends on our information technology systems. We are continuously upgrading our platform to provide increased scale, improved performance, additional capacity and additional built-in functionality, including functionality related to security. Adopting new services and maintaining and upgrading our information technology infrastructure require significant investment of time and resources. Any failure to maintain and improve our information technology infrastructure could result in unanticipated system disruptions, slower response times, impaired clients experience, delays in reporting accurate operating and financial information and failures in risk management. The risks of these events occurring are even higher during certain periods of peak usage and activity when digital assets transactions are higher. In addition, much of the software and interfaces we use are internally developed and proprietary technology. If we experience problems with the functionality and effectiveness of our software, interfaces or platform, such as undetected errors or defects, or are unable to maintain and continuously improve our information technology infrastructure to handle our business needs, our business, financial condition, results of operations and prospects, as well as our reputation and brand, could be materially and adversely affected. In addition, we may face technical issues in connection with the integration of supported digital assets and the underlying digital asset networks of these supported digital assets. For details, please see “—Risks Related to Cryptocurrencies and Digital Assets—From time to time, we may encounter technical issues in connection with the integration of supported digital assets and changes or upgrades to the underlying digital asset networks of supported cryptocurrencies or protocols, and more broadly, such changes or upgrades may be delayed or unsuccessful, any of which could materially and adversely affect our investments and trading strategies, financial condition and results of operations.”

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

We continue to be subject to the business risks related to our legacy marketing solutions and enterprise solutions business, among others:

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

●	Our revenues, revenues as a percentage of gross billing, gross profit margin and the comparability of our financial results may be affected by our revenue models.
●	Loss of any marketing agency client may materially and adversely affect our business and results of operations.
●	Loss of any content distribution channel and changes in the contract terms with any content distribution channel may materially and adversely affect our business and results of operations.
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

We historically rely on the contractual arrangements that establish the structure for certain of our operations in Chinese Mainland.

We historically conduct our operations in Chinese Mainland primarily through the VIE entities with which we have maintained contractual arrangements. The VIE entities refer to Beijing OptAim Network Technology Co., Ltd. and its subsidiaries. As part of our corporate restructuring efforts to maximize structural efficiency and reduce reliance on the VIE structure, all VIE subsidiaries other than Beijing OptAim Network Technology Co., Ltd., or the VIE, have been disposed of or otherwise deregistered as of the date of this annual report. As of the date of this annual report, our operations in Chinese Mainland are conducted by our PRC subsidiaries and the VIE is not engaged in any business operations itself. As part of our ongoing efforts to streamline and optimize our corporate structure, we may, from time to time, evaluate potential options with respect to the VIE, including the possible unwinding or termination of the related contractual arrangements in the future, subject to applicable regulatory requirements and other considerations. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIE, and investors of our Company face uncertainty about potential future actions by the PRC government that could affect the validity and enforceability of the contractual arrangements with the VIE and, consequently, affect the financial performance of the VIE and our Company as a group.

Foreign ownership in advertising business used to be subject to certain restrictions under the PRC laws and regulations. For example, according to the Administrative Provisions on Foreign-Invested Advertising Enterprises, which were abolished in June 2015, foreign investors were required to meet several conditions in order to invest in PRC advertising business, such as a minimum number of years of advertising-related experience and an approval from the relevant PRC regulatory authority. China Search (Asia) Limited is a company incorporated in Hong Kong and Search Asia Technology (Shenzhen) Co., Ltd., or Search Asia, its PRC subsidiary, is considered a foreign invested enterprise, or FIE. To comply with the then-effective PRC laws and regulations, including the Administrative Provisions on Foreign-Invested Advertising Enterprises, iClick Data Technology (Beijing) Limited, or iClick Beijing, later replaced by Search Asia entered into a set of contractual arrangements with the VIE and its shareholders. As a result of these contractual arrangements, we exert control over the VIE and its subsidiaries, and consolidate their operating results in our financial statements.

Under the Measures on the Administration of Foreign-related Surveys, or the Foreign-related Surveys Measures, promulgated by the National Bureau of Statistics of China on October 13, 2004, no individual or organization may conduct any foreign-related survey without a license for foreign-related survey granted by the National Bureau of Statistics in China or its local counterparts.

Under the Catalogue for the Guidance of Foreign Investment Industries, or Foreign Investment Catalog, promulgated by the Ministry of Commerce and National Development and Reform Commission on June 28, 2017, only a domestic enterprise or a sino-foreign enterprise which meets the several requirements stipulated in the Foreign-related Surveys Measures can apply for a license for the foreign-related survey. On September 6, 2024, the Ministry of Commerce (“MOFCOM”) and the National Development and Reform Commission, or the NDRC, jointly promulgated the Special Administrative Measures (Negative List 2024) for Foreign Investment Access, or the Special Administrative Measures, which replaced the negative list attached to the Foreign Investment Catalog in 2021. Industries that are not listed in the Special Administrative Measures are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations. We do not believe our collection and use of multiple kinds of data from multiple sources in China to improve the cost-effectiveness of marketing campaigns for marketers in and outside China fall within the scope of “foreign-related survey” under the Foreign-related Survey Measures listed under the Special Administrative Measures. However, there are uncertainties under the PRC Laws whether such activities may be deemed as “foreign-related survey,” which would require a foreign-related survey license from the National Bureau of Statistics in China or its local counterparts. If the PRC regulatory authorities disagree with our interpretation of what would constitute foreign-related survey and enforcement practices on foreign-related survey licensing requirement or if we expand our business scope to engage in activities falling within the scope of foreign-related survey, we will need to continue to rely on Search Asia’s contractual arrangements with the VIE and its shareholders to conduct certain of our operations in China, including to transfer such operations to the VIE to the extent they are deemed foreign-related survey.

In the opinion of our PRC counsel, Jingtian & Gongcheng, the ownership structure of our PRC subsidiaries, the VIE entities, and the contractual arrangements among Search Asia, OptAim Network and the shareholders of OptAim Network are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Jingtian & Gongcheng has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If the ownership structure, contractual arrangements and business of our company, our PRC subsidiaries or our consolidated variable interest entity are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries, consolidated variable interest entity, revoking the business licenses or operating licenses of our PRC subsidiaries, consolidated variable interest entity, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our offerings and equity issuances to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn adversely affect our business and results of operations. If any of these occurrences results in our inability to direct the activities of our consolidated variable interest entity and its subsidiary, and/or our failure to receive economic benefits from our consolidated variable interest entity and its subsidiary, we may not be able to consolidate their results into our consolidated financial statements.

The contractual arrangements with our variable interest entity and its shareholder for certain of our business operations in Chinese Mainland may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with the VIE, and its shareholders. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE entities.

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

Cybersecurity and data privacy and security issues are legislative and regulatory focus in China. On July 30, 2021, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. This regulation requires, among others, certain competent authorities to identify critical information infrastructures. If any critical information infrastructure is identified, the relevant authorities shall promptly notify the relevant operator and the Ministry of Public Security. On September 24, 2024, the State Council published the Network Data Security Management Regulations, which sets forth different scenarios under which data processors would be required to apply for cybersecurity review. In addition, the CAC and a number of other departments under the State Council promulgated the Measures for Cybersecurity Review on December 28, 2021, which became effective on February 15, 2022. According to this regulation, critical information infrastructure operators purchasing network products and services and network platform operators carrying out data processing activities, which affect or may affect national security, are required to conduct cybersecurity review. Our PRC legal counsel, Jingtian & Gongcheng, is of the opinion that as of the date of this annual report, we do not need to apply for cybersecurity reviews in China under its current regulatory regime. This is because (i) as of the date of this annual report, we have not received any notice or determination from competent PRC government authorities identifying us as a critical information infrastructure operator or requiring us to undertake a cybersecurity review by the CAC; (ii) as of the date of this annual report, we have not been notified by any authorities of being classified as a data processor carrying out data processing activities that influence or may influence national security; and (iii) as of the date of this annual report, our legacy marketing solutions business operated by us in Chinese Mainland include promoting content distribution opportunities for the publisher under our sales agency arrangement, providing mobile online advertising services and mobile content distributions to PRC clients, and operating the CMRS team, and data processed in our business is less likely to have a bearing on national security, thus making it unlikely for such data to be classified as core or important data by the authorities. However, we cannot rule out the possibility that the competent PRC government authorities will not initiate cybersecurity reviews on us in the future.

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

Other Risks Related to Our Business

If we fail to retain existing clients or attract new clients, or if our clients decrease their level of engagement with our services and platform, our business, operating results and financial condition may be significantly harmed.

Our success depends on our ability to retain existing clients, attract new clients and increase client engagement with our services, platform and solutions. In order to achieve this, we must continue to offer leading technologies and ensure that our products and services are secure, reliable and engaging. We must also expand our products and services, and offer attractive fees. There is no assurance that we will be able to continue to do so to retain our existing clients, attract new clients or keep our clients engaged. For example, the customers to the intercompany services agreement with AGTL may not be willing to continue to keep their accounts or business with us after the assignment. A number of factors could negatively affect client retention, growth and engagement, including:

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
●

regulatory and governmental bodies in countries that we targets for expansion express negative views towards institutional crypto financial services and solutions platforms and, more broadly, the onchain economy;

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

We have experienced fluctuations in growth in recent periods. We may not be able to sustain our historical growth rates, or at all. You should not consider our historical growth in gross billing and revenue as indicative of our future performance.

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

The regulatory environment in Hong Kong and Chinese Mainland is complex and evolving, and changes in the economic, political or social conditions or government policies of Hong Kong or Chinese Mainland could have an adverse effect on our business and operations.

We are headquartered in Singapore, and primarily have operations in Singapore, Hong Kong and Dubai. To a lesser extent, we operate a part of our legacy marketing solutions business in Chinese Mainland, with a variable interest entity, Beijing OptAim Network Technology Co., Ltd., or the VIE. The regulatory environment in Hong Kong and Chinese Mainland is complex and evolving, and changes in the economic, political or social conditions or government policies of Hong Kong or Chinese Mainland could have an adverse effect on our business and operations.

To the extent we operate any business in Chinese Mainland, we may be subject to the risks and uncertainties related to doing business in Chinese Mainland. If these risks or uncertainties were to materialize, our business, results of operations, financial condition, and future prospects could be materially and adversely affected. The PRC government exercises significant oversight and discretion over the conduct of business in China. Laws regulations, or policies, or the interpretation and enforcement thereof, can change quickly and without prior notice. Moreover, the PRC government may intervene in or influence business operations in China at any time, including through regulatory actions, investigations, or industry-wide restrictions. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which may have retroactive effect. As a result, businesses in China may not be aware of their violation of any of these policies and rules until sometime after the violation. Such unpredictability could adversely affect their business and impede our ability to continue our operations.

To the extent we operate any business in Hong Kong, we may be subject to the risks and uncertainties related to doing business in Hong Kong, In addition, although Hong Kong operates under a different set of laws from Chinese Mainland under the principle of “one country, two systems”, mainland Chinese laws and regulations that do not currently apply to companies in Hong Kong may become applicable to companies in Hong Kong due to the PRC government’s oversight of that region, as a result of which the legal risks associated with operating in Chinese Mainland may also apply directly to operating in Hong Kong. We cannot assure you that the oversight, discretion, and control of the PRC government will not impact our operations in Chinese Mainland and Hong Kong. These risks, together with uncertainties in the legal system and the interpretation and enforcement of laws, regulations, and policies in China, could hinder our ability to continue to offer the ADSs and cause the value of such ADSs to significantly decline or become worthless, or otherwise result in material adverse change to our business operations in Hong Kong.

There may be also other regulatory, legal, political, geopolitical and operational risks and uncertainties as a result of operating in Chinese Mainland and Hong Kong, such as those relating to trade tensions between the U.S. and China, U.S. export control regulations and sanctions targeting certain Chinese companies and industries, and concerns from the U.S. government about the national security implications of Chinese companies operating in sensitive industries. If any of the foregoing risks or uncertainties were to materialize, our business, results of operations and financial condition could also be materially and adversely affected. See “─ Our business is vulnerable to local market conditions around the world and geopolitical developments, such as wars, trade wars and legislative change.”

Our business is vulnerable to local market conditions around the world and geopolitical developments, such as wars, trade wars and legislative change.

Our business is subject to risks associated with doing business internationally and may be harmed by global events beyond our control, including international political and economic relations. For instance, the ongoing armed conflicts between Russia and Ukraine in Europe and among Israel, Hamas and other militant groups in the Middle East, have caused and could continue to cause significant market disruptions and volatility within the markets in Russia, Europe, the Middle East and the United States. The hostilities have adversely affected and could continue to adversely affect global financial markets and thus could affect our business. We cannot predict the progress or outcome of the situation in Ukraine, or Israel, as the conflict and governmental reactions are rapidly developing. Prolonged unrest or intensified military activities could have a material adverse effect on the global economy, and such effect could in turn, have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business. In addition, countries could enact sanctions, export controls, tariffs, investment controls or other measures. These types of laws and regulations are subject to frequent changes, and their interpretation and enforcement involves substantial uncertainties, which may be heightened by national security concerns, or be driven by political or other factors that are out of our control. These types of restrictions, and similar or more expansive restrictions that may be imposed by the U.S. or other jurisdictions, may be difficult or costly to comply with and may materially and adversely affect our business operations.

During 2025, the U.S. government imposed a wide range of tariffs at varying levels, including in particular tariffs on Chinese imports, and many countries, including China, have taken retaliating measures. While certain tariffs have subsequently been suspended following trade talks between the U.S. and Chinese governments, trade negotiations between the United States and China and other countries remain fluid. Rising political tensions between China and the U.S. could reduce trade volumes, cross-border investment, technological exchange, and other economic activities between major economies, and have a material adverse effect on global economic conditions and the stability of global financial and stock markets. Moreover, the heightened geopolitical uncertainty and potential for further escalation may affect the global macroeconomic environment. These types of geopolitical developments could materially and adversely affect our overall financial performance and the market prices of our ADSs.

In addition, we may also be subject to review and enforcement under domestic and foreign laws that screen foreign investment and acquisitions. In both the United States and non-U.S. jurisdictions, these regulatory requirements may treat companies differently based on the type of company in question and the location and nature of its operations. As a result of these laws and regulations, investments by particular investors may need to be filed with local regulators, which in turn may impose added costs on our business, impact our operations, and limit our ability to engage in strategic transactions that might otherwise be beneficial to us and our investors. These laws are also frequently changed and updated. For example, in October 2024, the U.S. Department of the Treasury issued a final rule (the “Outbound Investment Rule”), which imposes a new national security regulatory framework to control outbound investment from the United States in certain sensitive industry sectors in China, including Hong Kong and Macau. The Outbound Investment Rule took effect in January 2025, and it restricts U.S. persons’ direct and indirect investment into companies with specified connections to China that engage in specified “covered activities” within three areas of technology: semiconductors and microelectronics, quantum information technologies, and artificial intelligence systems. Subsequent to the effectiveness of the Outbound Investment Rule, on February 20, 2025, President Trump issued the America First Trade Policy Memorandum, which proposes possible expansion of the set of technologies of concern and a review of exceptions to the Rule, possibly including changes to the existing exception for publicly trades securities. These rules, including any changes to them that may be adopted, may limit our ability to engage in certain kinds of business operations; they may also limit our ability to raise capital from U.S. and other sources if we engage in the development of technologies specified in these rules. Continuing changes in both U.S. and non-U.S. jurisdictions to foreign investment laws and rules could adversely affect our strategic initiatives, financial performance, and growth prospects.

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

Past and future acquisitions, strategic investments, partnerships or alliances, including our Merger, could be difficult to integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value and adversely affect our business and results of operations. If we identify an appropriate acquisition candidate, we may not be successful in negotiating the terms and/or financing of the acquisition, and our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or client issues. Any acquisition or investment may require us to use significant amounts of cash, issue potentially dilutive equity securities or incur debt. Although potential synergy may be achieved by acquisitions of related technologies and businesses, no assurance can be given as to the Company’s ability to successfully integrate any operations, personnel, services or products that have been acquired or might be acquired in the future. Failure to successfully assimilate acquired technologies or businesses could have a material adverse effect on our business, financial condition and operating results. In addition, acquisitions involve numerous risks, any of which could harm our business, including:

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

Our ability to obtain additional financing is subject to a number of uncertainties, including those relating to:

●	our future business development, financial condition and results of operations;
●	general market conditions for financing activities by companies in our industry;
●	macro-economic and other conditions in the jurisdictions where we operate and the U.S.

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

Our disclosure controls and procedures were not effective. If we remain unable to remediate identified material weaknesses, or if we have additional material weaknesses in the future, or otherwise fail to implement and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, we may be unable to accurately report our financial results and the market price of our ADSs may be adversely affected.

As a public company in the United States, we are subject to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, which requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2018.

Our management has concluded that our internal control over financial reporting was not effective as of December 31, 2025. For a summary of the material weaknesses identified for the fiscal year ended December 31, 2025, see “Item 15.—Controls and Procedures—Management’s Annual Report on Internal Control Over Financial Reporting.” If we are unable to remediate the applicable material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to develop and maintain an effective system of internal controls, we may not be able to produce timely and accurate consolidated financial statements, which may subject us to adverse regulatory consequences and adversely affect investor confidence in us and, as a result, the price of our securities and our ability to access the capital markets and other forms of financing in the future. In addition, our internal controls over financial reporting will not prevent or detect all errors or fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of the ADSs, and harm our reputation. Furthermore, we have incurred and expected to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Misconduct and failure to function by our employees could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct by our employees. For instance, we could be materially adversely affected if audience data and marketers’ business information was disclosed to unintended recipients. We could also be materially adversely affected if our employees absconded with our proprietary data or used our know-how to compete with us. Although employees have left our company in the past and may have violated the non-compete and non-solicitation clauses in their employment agreements with little impact on our business, future violations of these clauses could have a material adverse effect on our business. Any of these occurrences could result in our diminished ability to operate our business, potential liability to our clients, inability to attract future clients, reputational damage, regulatory intervention and financial harm, which could negatively impact our business and results of operations.

If we do not retain our senior management team and key employees, or attract additional technology and sales talents, we may not be able to sustain our growth or achieve our business objectives.

Our future success is substantially dependent on the continued service of our senior management team and key employees. Our future success also depends on our ability to continue to attract, retain and motivate highly skilled employees, particularly employees with technical skills that enable us to deliver effective marketing solutions, and sales and marketing, and publisher development and support personnel with experience in online marketing. Competition for these employees in our industry is intense. As a result, we may be unable to attract or retain these management and other key employees who are critical to our success, resulting in harm to our key business relationships, loss of key information, expertise or proprietary knowledge and unanticipated recruitment and training costs. The loss of the services of our senior management or other key employees could make it more difficult to successfully operate our business and pursue our business goals.

Increases in labor costs in Hong Kong, Singapore and Dubai may adversely affect our business and results of operations. In addition, we pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. This risk may be exacerbated by the uncertainties associated with the implementation of cost-saving initiatives. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our products and services, our financial condition and results of operations may be adversely affected.

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

Many digital asset networks, including Bitcoin and Ethereum, operate on open-source protocols maintained by groups of core developers. The open-source structure of these network protocols means that certain core developers and other contributors may not be compensated, either directly or indirectly, for their contributions in maintaining and developing the network protocol. A failure to properly monitor and upgrade network protocol could damage digital asset networks. As these network protocols are not sold and their use does not generate revenue for development teams, core developers may not be directly compensated for maintaining and updating the network protocols. Consequently, developers may lack a financial incentive to maintain or develop the network, and the core developers may lack the resources to adequately address emerging issues with the networks. There can be no guarantee that developer support will continue or be sufficient in the future. To the extent that material issues arise with certain digital asset network protocols and the core developers and open-source contributors are unable or unwilling to address the issues adequately or in a timely manner, such digital asset networks, and any corresponding digital assets held may be adversely affected.

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

●	Investors’ expectations with respect to the rate of inflation, in the economy, monetary policies of governments, trade restrictions and currency devaluations and revaluations.
●	Investors’ overall confidence in the onchain ecosystem and the safety and reliability of digital asset trading platforms.
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

There are also volatility risks related to stablecoins, which are designed to have a relatively stable price that aligns with the price of an underlying physical asset, most commonly a fiat currency, such as U.S. dollars, or an exchange-traded commodity. The stability of a stablecoin results from the underlying assets backing the stablecoin that are held by the stablecoin’s issuer in segregated or omnibus accounts, among other factors such as the ability of a holder to redeem the stablecoin from its issuer for the underlying asset. The issuers of certain stablecoins currently retain broad discretion to determine the composition and amounts of assets held in the issuers’ accounts backing those stablecoins, and to substitute assets other than the fiat currency that is initially deposited. The composition of backing assets varies considerably across popular stablecoins, with some stablecoins backed entirely by off-chain assets including cash or short-term, highly liquid assets, and others backed by assets significantly less liquid than cash or cash equivalents. For example, Circle, which issues USDC, reports that it holds cash and short-term cash equivalents to back its USDC stablecoins. Meanwhile, Tether, which issues USDT, publishes a report on a quarterly basis which includes a breakdown of the consolidated total assets comprising its reserves backing USDT as of a given reporting date, and according to such reports, its reserves have included commercial paper and certificates of deposit, cash and bank deposits, reverse repo notes, money market funds, treasury bills, secured loans, corporate bonds, funds and precious metals, and other investments (including digital tokens), and Tether reserves the right to redeem USDT by making in-kind redemptions of any assets held in its reserves. As a result of the discretion afforded to certain stablecoin issuers to determine the composition and amounts of assets held in the issuers’ accounts backing those stablecoins, there is a risk that an issuer may be unable to liquidate enough backing assets if it were to face mass redemptions of its stablecoin, which could cause the price of the stablecoin to deviate from the price of the underlying fiat currency or other asset with which the stablecoin is designed to align in price. In extreme cases, such as a request to immediately redeem all or substantially all of a particular stablecoin in circulation, even stablecoins backed by reserves comprised primarily of cash and cash equivalents may be subject to instability or an inability of the stablecoin issuer to meet all redemption requests, as the market for short-dated U.S. government obligations might not be sufficiently price stable. Market participants have increasingly shown concern about the actual underlying liquidity and reserves for dollar stablecoins, such as USDT and USDC. For example, according to reports, Circle had more than US$3 billion of its USDC reserve funds temporarily locked in Silicon Valley Bank when such bank was placed into FDIC receivership in March 2023. Although these funds were ultimately made available, concerns related to Circle’s access to these funds caused USDC to temporarily fall below its US$1.00 peg, and the total market capitalization of USDC decreased following this temporary depegging. If a stablecoin issuer were to fail to honor its redemption obligations, this could undermine public confidence in stablecoins and in digital assets more broadly, which could have a widespread impact on the onchain economy, causing the prices of other stablecoins and digital assets to become more volatile.

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

Since the inception of the onchain economy, numerous digital asset-related companies have been sued, investigated, or shut down due to fraud, manipulative practices, business failure, and security breaches. In many of these instances, clients of these companies were not compensated or made whole for their losses. Larger platforms are more appealing targets for hackers and malware and may also be more likely to be targets of regulatory enforcement actions. For example, in February 2021, Bitfinex settled a long-running legal dispute with the State of New York related to Bitfinex’s alleged misuse of over US$800 million of client assets and, in October 2023, hackers were reported to have stolen US$570 million from the BNB Smart Chain, a blockchain linked with Holdings Ltd. (“Binance”), which operates one of the world’s largest digital asset trading platforms. In February 2025, the digital asset trading platform Bybit reportedly lost approximately $1.5 billion in Ether through a hacker-induced transfer from its cold wallet to a wallet address said to be associated with the Lazarus Group (a hacker group believed to be run by the government of North Korea). Further, in 2022 and 2023, each of Celsius Networks, Voyager Digital, Three Arrows Capital, FTX and Genesis declared bankruptcy. In particular, in November 2022, FTX—which was at the time one of the world’s largest and most popular digital asset trading platforms—became insolvent, and it was revealed that the platform had been misusing client assets, resulting in a loss of confidence in participants of the onchain economy and negative publicity surrounding digital assets more broadly. The U.S. Department of Justice subsequently brought criminal charges, including charges of fraud, violations of federal securities laws, money laundering and campaign finance offenses, against FTX’s former CEO and others. In November 2023, FTX’s former CEO was convicted of fraud and money laundering.

The SEC also brought charges against Genesis Capital and Gemini Trust Company, LLC (“Gemini”) in January 2023 for their alleged unregistered offer and sale of securities to retail investors. In March 2024, Genesis Capital settled the charges, agreeing to a final judgment ordering it to pay a $21 million civil penalty.

Further, in June 2023, the SEC initiated lawsuits against Coinbase, Inc. (“Coinbase”) and Binance alleging, among other things, that such firms were operating as unregistered securities exchanges in the United States, and identifying a number of digital assets that the SEC alleges to be unregistered securities. In addition, in November 2023, the SEC filed a complaint against Payward, Inc. and Payward Ventures, Inc. (together known as “Kraken”) and brought similar charges, including an allegation that Kraken operated as an unregistered securities exchange, brokerage and clearing agency. In November 2023, Binance pleaded guilty to the U.S. Justice Department’s investigations into violations relating to the Bank Secrecy Act of 1970, as amended (“BSA”), and failure to register as a money transmitting business and the International Emergency Economic Powers Act, and the founder of Binance pleaded guilty to failing to maintain an effective AML program in violation of the BSA. As part of the settlement, Binance separately reached resolutions with the CFTC, FinCEN and OFAC. In February 2025, Coinbase and the SEC entered into a court-approved joint stipulation to dismiss the SEC’s lawsuit with prejudice. In March 2025, Kraken and the SEC jointly dismissed the SEC’s lawsuit with prejudice. In May 2025, Binance and the SEC jointly dismissed the SEC’s lawsuit with prejudice. Several other digital assets market participants have also announced that the SEC informed them that the SEC was terminating its investigation or enforcement action into their firm. Further, the Justice Department in April 2025 issued a memorandum indicating that it will prioritize cases related to digital assets’ use in crimes of fraud, terrorism, drugs and human trafficking, organized crime, hacking and gang financing, and that other sorts of cases related to digital assets will be deprioritized. The final outcome of these and other lawsuits (to the extent not yet dismissed), their effect on the broader digital asset investment ecosystem and the reputation impact on industry participants, remain uncertain. Such litigation has led, and this or other litigation in the future may lead, to further volatility in digital asset prices.

In addition, there have been reports that a significant amount of trading volume on digital asset trading platforms is fabricated and false in nature, with a specific focus on unregulated platforms located outside the United States. Such reports may indicate that the market for digital asset trading platform activities is significantly smaller than otherwise understood.

Negative perception, a lack of stability and standardized regulation in the onchain economy, and the closure or temporary shutdown of digital asset trading platforms due to fraud, business failure, hackers or malware, or government mandated regulation, and associated losses suffered by clients may reduce confidence in the onchain economy and result in greater volatility of the prices of assets, including significant depreciation in value. Any of these events could have an adverse impact on our reputation, business, operating results, and financial condition.

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

Such events have occurred in connection with digital assets in the past. To the extent that we are unable to seek a corrective transaction with such a third party or are incapable of identifying the third party which has received such digital assets through error or theft, we will be unable to revert or otherwise recover incorrectly transferred digital assets. We will also be unable to convert or recover the digital assets transferred to uncontrolled accounts. To the extent that we are unable to seek redress for such error or theft, such loss could have a material adverse effect on our reputation, business, operating results, and financial condition.

Political or economic crises may motivate large-scale sales of digital assets, which would result in a reduction in values and materially and adversely affect us.

Certain digital assets, as alternatives to fiat currencies that are backed by central governments, are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. For example, political or economic crises could motivate large-scale acquisitions or sales of digital assets either globally, regionally or locally. Large-scale sales of certain digital assets would result in a reduction in their value and could materially and adversely affect our business, operating results, and financial condition.

The value of cryptocurrencies and other digital assets may be subject to momentum pricing risk.

Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency and other digital asset market prices are determined primarily using data from various digital asset trading platforms, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies and other digital assets, inflating and making their market prices more volatile, and such effects may be material and adverse. As a result, cryptocurrencies and other digital assets may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely and materially affect our results of operations.

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

Since our ADSs became listed on Nasdaq Global Market on December 21, 2017, the trading price of our ADSs has ranged from US$0.21 to US$19.10 per ADS (trading price presented here reflected actual trading price, without retrospectively applied ratio change). The trading prices of our ADSs are volatile and could fluctuate widely due to factors beyond our control. Furthermore, as a result of the narrow band of our ADSs publicly available for trading, small trades can cause significant percentage changes in valuation in a short time period. Such volatility may affect the attitude of investors towards our securities, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple other factors, including the following:

●	regulatory developments affecting us, our clients and end marketers, or our industry;
●	conditions in the crypto industry;
●

fluctuation of our results of operations from quarter to quarter due to seasonality in crypto business, which may be affected by the online spending cycles of consumers and marketers’ practices in marketing budget allocation;

●	announcements of studies and reports relating to the quality of our solutions and service offerings or those of our competitors;
●	changes in the economic performance or market valuations of our competitors;
●	actual or anticipated fluctuations in our quarterly results of operations and changes in or revisions to our expected results;
●	changes in financial estimates by securities research analysts;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;
●	additions to or departures of our senior management;

●	detrimental negative publicity about us, our management or our industry;
●	fluctuations of the price of various cryptocurrencies;
●	fluctuations of currency exchange rates;
●	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;
●	sales or perceived potential sales of additional ordinary shares or ADSs;
●	any share repurchase program; and
●	potential litigation or regulatory investing actions.

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

As of March 31, 2026, Mr. Michael Wu, our chairman of the board and Chief Executive Officer, beneficially owned an aggregate of 36,233,237 Class B ordinary shares. Due to the disparate voting powers associated with our dual-class share structure, Mr. Wu beneficially owned approximately 91.9% of the aggregate voting power of the Company as of March 31, 2026. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Wu will have considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our directors, officers and principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Our directors and officers collectively beneficially owned an aggregate of 92.5% of the total voting power of our outstanding ordinary shares as of March 31, 2026. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result, they have substantial influence over our business, including significant corporate actions such as change of directors, mergers, change of control transactions and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders, including ADS holders. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise.

We have granted, and may continue to grant, share incentives, which may result in increased share based compensation expenses.

We have granted, and may continue to grant, share incentives to employees, directors and advisors to incentivize their performance and align their interests with ours. As of March 31, 2026, 332,375 Class A ordinary shares were outstanding under our Post-IPO Share Incentive Plan, representing the shares underlying the unvested 15,500 restricted Class A ordinary shares units, vested and unexercised options to purchase 95,060 Class A ordinary shares, and unvested options to purchase 221,815 Class A ordinary shares units.

We account for share-based compensation for these share incentive awards using a fair value based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board. We will incur additional share based compensation expenses in the future as we continue to grant share incentives using the ordinary shares reserved for this platform. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to them in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to the Nasdaq corporate governance requirements. However, Nasdaq Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance requirements. We follow our home country practices and have relied on and intend to continue to rely on some of the exemptions provided by the Nasdaq Stock Market Rules to a foreign private issuer, including exemptions from the requirements to have:

●

shareholder approval for certain events, including the establishment or amendment of certain equity based compensation plans and arrangements and certain transactions involving issuances of 20% or more interest in our company;

●	majority of independent directors on our board of directors;
●	an annual general meeting of shareholders;
●	only independent directors being involved in the selection of director nominees and determination of executive officer compensation; and
●	regularly scheduled executive sessions of independent directors.

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

We are a “controlled company” as defined under the Nasdaq rules because Mr. Wu beneficially owned approximately 91.9% of the aggregate voting power of the Company as of March 31, 2026. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from Nasdaq corporate governance rules. As a foreign private issuer and a “controlled company”, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	the requirement that a majority of our Board consist of independent directors;
●	the requirement that our compensation, nominating and corporate governance committee be composed entirely of independent directors; and
●	the requirement for an annual performance evaluation of our compensation, nominating and corporate governance committee.

We intend to rely on these exemptions as may be changed from time to time and, accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

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

We are an exempted limited liability company incorporated under the laws of the Cayman Islands. We conduct all of our current operations outside the United States, and all of our assets are located outside the United States. Many of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, of Singapore, of Hong Kong and of Dubai may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, due to jurisdictional limitations, matters of comity and various other factors, the SEC, Department of Justice (“DOJ”) and other U.S. authorities may be limited in their ability to take enforcement actions, including in instances of fraud, against us or our directors and officers who are reside out of the U.S. See “—Enforceability Of Civil Liabilities.”

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
●

the sections of the Exchange Act requiring principal shareholders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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

ITEM 4.INFORMATION ON THE COMPANY

A.History and Development of the Company

Our history can be traced back to 2009, when iClick commenced its online marketing business. In February 2010, iClick restructured its holding structuring by incorporating Optimix Media Asia Limited in the Cayman Islands as the holding company of Optimix HK to facilitate financing and offshore listing. In March 2017, iClick changed its name from Optimix Media Asia Limited to iClick Interactive Asia Group Limited. On December 21, 2017, iClick’s ADSs commenced trading on Nasdaq Global Market under the symbol “ICLK.” iClick implemented an ADS ratio change on November 14, 2022, and completed the disposals of its Chinese Mainland enterprise solutions business and demand-side marketing solutions business in 2024 (the “Disposals”).

On November 29, 2024, iClick entered into a definitive agreement and plan of merger (the “Merger Agreement”), with Overlord Merger Sub Ltd. (“Merger Sub”), pursuant to which the Merger Sub will merge with and into Amber DWM, with Amber DWM continuing as the surviving entity and becoming a wholly-owned subsidiary of iClick (the “Merger”).

To expedite the closing of the Merger, the parties entered to an Amendment, Waiver and Framework Agreement (the “Framework Agreement”) to amend and waive certain closing conditions to the Merger, including in relation to the DWM Asset Restructuring and these regulatory approvals, and to provide for alternative arrangements that would afford iClick with substantially the same economic benefits as the transactions contemplated under the Merger Agreement. Specifically, (i) pursuant to the Framework Agreement, the parties have agreed to complete the DWM Asset Restructuring and cause Sparrow Tech Private Limited to become an indirect subsidiary of iClick promptly upon the receipt of the relevant regulatory approvals, and (ii) pursuant to certain intercompany services agreement entered into concurrently with the execution of the Framework Agreement, while the regulatory approvals are pending, iClick will receive 100% of the consolidated basis net income generated by the WFTL Assigned Contracts and 100% consolidated net income of Sparrow Tech Private Limited. The Company became a controller in Sparrow Tech Private Limited as of April 25, 2025. On October 28, 2025, the WFTL Assigned Contracts were assumed by AGTL, which is also a wholly owned subsidiary of Amber Group and an affiliate of ours, and Amber Match Limited, one of our wholly owned subsidiaries, entered into intercompany services agreement with AGTL to replace its previous agreement with WFTL on substantially the same terms. On April 2, 2026, Amber Premium FZE, one of our wholly owned subsidiaries, received a VASP License from Dubai’s VARA. The VASP License grants us the authority to commence operations and to offer three regulated activities in and from the Emirate of Dubai, including virtual asset (VA) Broker‑Dealer Services, VA Management and Investment Services, and VA Lending and Borrowing Services for global institutional and qualified investors as defined under VARA’s rulebooks. As of the date of this annual report, the DWM Asset Restructuring has not been completed as certain requisite local regulatory approvals have not been obtained.

The Merger was closed on March 12, 2025. In connection with the Merger, the Company changed its name from “iClick Interactive Asia Group Limited” to “Amber International Holding Limited”. In addition, the Company’s ADSs began trading under the new ticker symbol “AMBR” on the Nasdaq effective on March 13, 2025.

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

B.Business Overview

We are a leading digital asset wealth management platform, operating under the brand name “Amber Premium”, strategically positioned within the rapidly expanding digital asset market. We act as the institutional gateway to crypto finance, providing market access, execution infrastructure, and investment solutions for institutional investors and high-net-worth individuals (HNWIs).

As institutions and HNWIs increasingly explore opportunities in the digital asset sector, their initial participation is often through familiar traditional financial instruments, such as exchange-traded funds (ETFs) and direct exposure to Bitcoin. As their engagement deepens, these investors increasingly recognize that the digital asset landscape encompasses a broader range of opportunities, including blockchain-based innovations, decentralized finance (DeFi) applications, and tokenized financial products. We seek to address these evolving needs by offering institutional-grade execution services, comprehensive suite of investment products, and integrated crypto payment solutions that extend beyond traditional financial (TradFi) instruments. Leveraging our market expertise, proprietary technologies, and institutional-level risk management practices, we enable clients to effectively navigate the complexities of the digital asset ecosystem, optimize portfolio strategies, and identify new opportunities for growth within this emerging asset class.

By seamlessly merging traditional finance and decentralized finance, we provide the following major products to meet our clients’ evolving needs:

●

Comprehensive Wealth Management Solutions Structured Investment Products – We offer a range of products with option structures, including dual cryptocurrency instruments and accumulator/decumulator products, which are designed to support systematic asset accumulation and manage exposure in a risk-adjusted manner.

●	Yield & DeFi Solutions – We offer earn programs, staking rewards, and DeFi yield-related products, which are structured to enhance capital efficiency while maintaining effective risk management.

●

Collateralized Lending – We offer crypto-backed financing solutions that allow clients to obtain liquidity against their digital asset holdings. These services include configurable loan terms and automated position monitoring mechanisms designed to reduce the risk of forced liquidation.

Full-Stack Execution Solutions

Our execution solutions provide direct access to over 2,000 trading pairs across more than 100 centralized exchanges (CEXs), decentralized exchanges (DEXs), and over-the-counter (OTC) markets. The platform’s connectivity to a broad network of liquidity sources enables trade execution across a wide range of digital assets.

●

Automated Execution – Our execution services are backed by a high-performance trading infrastructure, supporting automated strategies and advanced order execution methods, such as Volume Weighted Average Price (VWAP) and Time Weighted Average Price (TWAP), and Iceberg strategies for optimized trading.

●

OTC Trading – We offer over-the-counter trading solutions through a 24/7 institutional OTC desk to facilitate large-order execution through bilateral transactions. The solutions are tailored to institutional clients and are designed to minimize market impact.

Seamless Crypto Payment Solutions

●

Fiat On/Off-Ramp – We provide crypto-to-fiat and fiat-to-crypto conversion services through regulated channels, enabling clients to transact between digital assets and traditional currencies in a secure and compliant manner.

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

●

Web3 Tools – We use state-of-the-art blockchain security measures, including advanced encryption, cold and hot wallet storage solutions and multi-factor authentication. This robust infrastructure ensures the safety of client assets and personal data, positioning us as a trusted player in the digital asset industry. AI and Data Analytics – We utilize artificial intelligence and advanced data analytics to enhance our investment strategies and risk management processes. For instance, MIA, our first in-house developed AI agent, has been deployed externally for content generation, social media consistency, and investor engagement, and internally as a proactive workspace assistant accelerating workflows via a proprietary skill hub and secure internal database. In addition, we are actively developing the A-Suite, a cohesive architecture of three AI-native operating systems designed not only to power businesses such as Amber Premium but also to intelligently coordinate liquidity, yield management and asset distribution at scale. In the first quarter of 2026, we expect to officially announce the first of these three operating systems: an AI-native autonomous workflow engine for digital asset liquidity management. Over time, we anticipate that the A-Suite will unlock new, scalable revenue streams and significantly enhance our operating leverage in the periods following its launch.

Our Clients and Client Support

As of December 31, 2025, Amber Premium served a community of 998 active clients. Active clients are who had conducted at least one transaction during the consecutive three months ended December 31, 2025 or whose assets under management with the Company were greater than US$10 thousand. Our institutional clients comprise sophisticated players across the financial landscape, from established family offices and hedge funds to forward-thinking venture capital firms and crypto-native institutions. Our individual client base consists of high-net-worth and ultra-high-net-worth individuals who are shaping the future of digital asset investments.

At the heart of our service model is deep client engagement, powered by dedicated relationship managers who understand each client’s unique investment philosophy and objectives. These managers maintain regular strategic dialogue with clients, gathering insights that not only enhance our service delivery but also inform its product development roadmap. The clients are more than just users — they are partners whose strategic vision and investment approaches actively contribute to advancing the onchain economy.

Licenses

We currently require license to operate our business in Singapore. Sparrow Tech Private Limited, our wholly-owned subsidiary, holds a Major Payment Institution (MPI) License issued by the Monetary Authority of Singapore to provide Digital Payment Token services in Singapore under the Payment Services Act, trading as Amber Premium Singapore.

On April 2, 2026, Amber Premium FZE, one of our wholly owned subsidiaries, received a VASP License from Dubai’s VARA. The VASP License grants Amber Premium the authority to commence operations and to offer three regulated activities in and from the Emirate of Dubai, including VA Broker‑Dealer Services, VA Management and Investment Services, and VA Lending and Borrowing Services for global institutional and qualified investors as defined under VARA’s rulebooks.

Risk Management

We have developed a comprehensive risk management framework that prioritizes security, compliance and monitoring of the digital assets we hold on behalf of our clients and for our operating purposes.

●

Comprehensive client on-boarding and ongoing monitoring – Our KYC program encompasses key components such as client due diligence, risk assessments, enhanced reviews for high-risk clients and name screening against global sanctions list. Following the client onboarding process, we monitor client profiles and transaction activities to detect and address suspicious behaviors, ensuring compliance with regulatory requirements across our operating jurisdictions. We leverage a combination of proprietary tools and external partnerships to analyze blockchain-based transactions in real-time while overseeing deposits, withdrawals and trades within our ecosystem. This comprehensive setup enables us to swiftly respond to emerging threats in the onchain economy, develop tailored scenarios and typologies for specific transaction patterns, and maintain the flexibility necessary to support new products and services effectively.

●

Cybersecurity and cryptography technology – We prioritize the security of client assets and data by employing best-in-class cybersecurity measures. In collaboration with Amber Group, we have attained multiple globally recognized certifications in cybersecurity and information security, including ISO 27001, demonstrating their robust approach to securing data and mitigating cyber threats. Amber Group and we further align their practices with the National Institute of Standards and Technology (“NIST”) Cybersecurity Framework, ensuring a structured and proactive approach to managing risks. Complementing their cybersecurity focus, Amber Group and we have also achieved certifications in privacy protection, such as ISO 27701 and ISO 29151, and conforms to the NIST Privacy Framework. These accomplishments exemplify our comprehensive capabilities in protecting information and highlight our unwavering dedication to upholding the highest standards of security, privacy and regulatory compliance. To further enhance asset security, Amber Group and we employ a Hardware Security Module solution to manage a combination of cold (air-gapped) and hot wallets. This approach ensures the secure storage and protection of idle crypto assets, providing robust security and peace of mind for clients. See “—Synergistic Collaborations with Amber Group” for more details of the relationship and collaborations between us and Amber Group.

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

II.Legacy Marketing and Enterprise Solutions

To a lesser extent, we continue to operate legacy marketing solutions and enterprise solutions business in Asia after the Merger.

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

Our Data and Data Analytics Capabilities and Technologies

Our Data Assets

Our data assets are the backbone of our marketing and enterprise solutions and data analytics capabilities. We collect data from a variety of channels, including through our proprietary tracking tools, from our marketers, publishers and ad exchanges when managing marketing campaigns, and to a lesser extent, from third-party strategic partners. We track data with our proprietary toolbars and software development kits installed on apps and websites. The data that we have tracked are complemented by, and blended with, marketing campaign performance data from marketers, publishers and ad exchanges. To a lesser extent, we collect data from selected third-party data partners, including major internet companies and financial institutions, through our data collaboration arrangement with them. Our data assets primarily include users’ intent, interest, online transactional, social data and demographic data, as well as campaign performance data.

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

III.Intellectual Property

As of the date of this annual report, we do not have intellectual property rights that are material to our business.

IV.Competition

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

We position ourselves as a comprehensive digital asset wealth management service provider across a number of platforms and products in the digital asset wealth management industry and distinguish ourselves by targeting high-net-worth individuals and institutional clients and offering integrated and customized services to cater to their intricate digital asset wealth management needs. In addition, we have established a unique position in the market by successfully securing a series of regulatory approvals in key financial hubs around the world. See “—Licenses” and “—Regulation.” Our ability to quickly and continuously innovate to provide products and services to its clients that are native to the onchain economy, and launch additional products and services further separates ourselves from our competition. See “Risk Factors—Risks Related to Our Business—We may not be able to compete effectively, which could materially and adversely affect our business, financial condition, results of operations and prospects, as well as our reputation and brands” for a more comprehensive description of risks related to competition.

In addition, the online marketing technology market is highly competitive, fragmented and rapidly changing. We mainly compete with online marketing technology companies that offer marketing solutions through demand side platform and use advanced technologies to optimize marketing campaigns for marketers. We compete for content distribution opportunities based on our ability to maximize the value for content distribution channels partners, provide them with a wide array of solutions covering various types of content distribution opportunities and our ability to increase fill rates. We also face competitive pressure from large and well-established internet companies and marketing agencies. With respect to our enterprise solutions, our competitors include local cloud-based commerce and marketing service providers and international SaaS companies.

V.Regulation

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

Sparrow Tech Private Limited is also subject to:

●	the MAS’s supervisory powers under the PS Act, for example, in relation to (1) inspections and investigations, (2) emergency powers, and (3) assistance to foreign regulatory authorities; and
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

Additionally, Amber Premium FZE must adhere to the rulebooks of the VARA of Dubai, including:

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

Hong Kong

H.M. Chan & Co., our counsel as to Hong Kong law, has advised us that WhaleFin Markets Limited is required to comply with the vast majority of the regulatory requirements attached to a license to operate a virtual asset trading platform (the “AMLO License”) under the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Cap. 615 of the Laws of Hong Kong) (the “AMLO”). Such requirements are set out in the AMLO and the SFC’s Guidelines for Virtual Asset Trading Platform Operators (“VATP Guidelines”), some of which are highlighted below:

●

Conduct of business requirements – The VATP Guidelines set out customary financial services regulatory conduct of business principles which WhaleFin Markets Limited must comply with when providing a “VA Service” (as defined under Schedule 3B of the AMLO) in Hong Kong. Such principles are cast in broad terms to include, among other things, the requirement to:

a.	act honestly, fairly, with due skill care and diligence, and in the best interest of clients and the market;
b.	avoid conflicts of interest and ensure that clients are fairly treated;
c.	assess the risk tolerance level and risk profile of clients before providing services; and
d.	properly account for and adequately safeguard client assets.
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

C.Organizational Structure

The following chart illustrates our company’s organizational structure, including our principal subsidiaries and consolidated affiliated entities as of March 31, 2026:

D.Property, Plant and Equipment

Our headquarters and principal executive office are located in Singapore.

We lease all of our facilities and do not own any real property. As of the date of this annual report, we leased office facilities globally, totaling approximately 2,600 square meters, including 100 square meters for its corporate headquarters in Singapore and 2,000 square meters for its office in Hong Kong and 500 square meters in China. These office spaces are leased from independent third parties, and we plan to renew the leases from time to time as needed.

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

ITEM 5A.OPERATING RESULTS

On March 12, 2025, iClick completed the Merger with Amber DWM. The Merger is accounted for as a reverse acquisition for accounting purposes. Accordingly, the Merger is treated as the equivalent of Amber DWM issuing shares for the acquisition of iClick, accompanied by a recapitalization, for accounting purposes. The financial results of iClick have been included in our consolidated financial results since March 12, 2025. In connection with the Merger, we entered into intercompany services agreements with certain wholly owned subsidiaries of our parent, Amber Group. These agreements would afford us with substantially the same economic benefits as the transactions contemplated under the merger agreement signed in connection with the Merger, pending certain regulatory approvals for DWM Asset Restructuring contemplated under the merger agreement. This includes our entitlement to 100% of the consolidated net income generated from certain contracts associated with WFTL effective from January 1, 2025. Therefore, the net income from WFTL Assigned Contracts was not reflected in our results before 2025. On October 28, 2025, the WFTL Assigned Contracts were assumed by AGTL, which is also a wholly owned subsidiary of Amber Group and an affiliate of the Company. On November 25, 2025, Amber Match Limited, one of our wholly owned subsidiaries, entered into intercompany services agreement with AGTL to replace its previous agreement with WFTL on substantially the same terms.

We optimize our business to drive returns to the shareholders through proactive monitoring our operations and market trends. As of the end of 2025, certain operations under iClick were classified as held-for-sale, and we completed one of the disposals in October 2025.

Key Factors Affecting Our Results of Operations

We believe the key factors affecting our financial condition and results of operations include the following:

Market Demand for Digital Asset Management Products

The market demand for digital asset management products is affected by a variety of factors related to market conditions and overall sentiment towards digital assets. Developments within the onchain economy—such as regulatory changes, technological advancements, or notable actions by major companies—can rapidly alter perceptions and adoption rates. For instance, if leading firms successfully implement fiat on/off ramp services or enhance OTC trading and execution capabilities, this could bolster confidence in digital assets as viable mediums of exchange or stores of value. While occasional challenges like security concerns or regulatory adjustments may arise, they are part of the dynamic landscape influencing user and investor confidence, affecting clients’ demand for these products. Additionally, evolving social media trends and market speculation may sway consumer preferences, impacting which digital assets are perceived as valuable.

Moreover, the ability of digital assets to meet user demands and provide tangible utility is crucial. As consumers seek products that integrate seamlessly into their financial lives, the functionality of digital assets and their ecosystems becomes paramount. These economic fluctuations can further influence these trends, reducing purchasing power and investment willingness at times. On the other hand, they also present opportunities for innovation and adaptability. This interplay of market sentiment, functionality, regulatory landscape, and economic conditions creates a dynamic environment for demand, driving the need for agility and innovation in responding to evolving consumer needs and perceptions in the onchain economy.

Price of Digital Assets and Transaction Volume

We earn conversion fees when clients transfer or withdraw funds and/or digital assets from its platform, and perform conversion between fiat currencies and digital assets. We also earn finance income mainly from premiums earned on structured products as well as interest earned from digital asset lending arrangements. Depending on product type, we either charge a flat fee or a percentage of the value of each transaction. Therefore, our operating results are dependent on the prices of digital assets, transaction volumes, and market liquidity for digital assets.

In addition, in May 2025, we announced the crypto reserve plan of up to US$100 million. The reserve strategy will initially focus on high-conviction digital assets, such as Binance Coin (BNB), Solana (SOL), Sui (SUI), Ripple (XRP), Bitcoin (BTC), and Ethereum (ETH) — with flexibility to expand into other ecosystem-aligned tokens as well as allocate funds for stablecoins such as World Liberty Financial USD (USD1). As a result, our financial conditions and results of operation are affected by the fluctuations in the market price of these digital assets and any associated unrealized gains or losses. Such gains or losses may be recognized in our financial statements as a result of changes in the market price of these digital assets relative to the carrying values recorded on our balance sheets.

Effectiveness of Innovative “1+N” Premium Servicing Model and Client Support and Servicing Capabilities

Central to our offering is the innovative “1+N” premium service model. This client-first approach pairs each client with a dedicated relationship manager (the “1”) supported by a team of domain experts (the “N”), delivering tailored services across the entire digital asset wealth management lifecycle, including fiat on/off ramp services, OTC trading and execution services, standard earn/structured products and DeFi yield-enhanced products. The effectiveness of the “1+N” model may be affected during periods of market volatility, where rapid decisions and responses are crucial, potentially impacting the quality of client engagement and service delivery. In addition, this model requires seamless collaboration between the relationship manager and experts. In addition, our ability to cross-sell our products (e.g., transitioning clients from OTC trading to structured products) could materially affect our results of operations.

Ability to Competitively Price Products and Services

Our operating results depend on our ability to competitively price our products and services. Similar to the industry peers, as the industry evolves, we anticipate some fee pressure. Our strategy is to maintain our position as a trusted brand while developing new products and services to enhance our customer value proposition and offset the effects of any future fee pressure. Maintaining and growing client trust in our brand is critical. In addition, our ability to capture value through the development of new and existing products and services may also affect our operating results and financial condition.

Regulatory Environment

The regulatory environment for digital assets is complex and evolving, presenting both challenges and opportunities that could affect our financial performance. While we are committed to designing products and services that adhere to legal requirements, changes in laws and regulations may influence our ability to onboard customers and offer products across various regions.

In addition, our financial prospects and growth depend significantly on our ability to continue to operate in compliance with these regulations. We design our products and services to ensure legal compliance. We maintain operations and hold licenses in multiple jurisdictions, each subject to our own legal framework. We expect to continue to invest significant resources to comply with these regulatory requirements.

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

The disposed business was deconsolidated from us upon the respective disposal, and the results of the disposed business and held-for-sale business are reflected in our consolidated financial statements included in this annual report as discontinued operations accordingly.

	Year Ended December 31,
	2023		2024		2025
	(US$ in	(% of	(US$ in	(% of	(US$ in	(% of
	thousands)	revenue)	thousands)	revenue)	thousands)	revenue)
Revenue	2,734	100.0	7,475	100.0	66,089	100.0
Cost of revenue	(1,565)	(57.2)	(4,980)	(66.6)	(16,653)	(25.2)
Gross profit	1,169	42.8	2,495	33.4	49,436	74.8
Operating expenses
Research and development expenses	(448)	(16.4)	(452)	(6.0)	(10,812)	(16.4)
Sales and marketing expenses	(10)	(0.4)	(80)	(1.1)	(7,933)	(12.0)
General and administrative expenses	(4,355)	(159.3)	(7,269)	(97.2)	(28,096)	(42.5)
Total operating expenses	(4,813)	(176.1)	(7,801)	(104.3)	(46,841)	(70.9)
Operating (loss)/income	(3,644)	(133.3)	(5,306)	(70.9)	2,595	3.9
Finance (costs)/income, net	(145)	(5.3)	104	1.4	548	0.9
Other (losses)/gains, net	(9,747)	(356.5)	(18,071)	(241.8)	505	0.8
(Loss)/income before share of loss from an equity investee and income tax expense	(13,536)	(495.1)	(23,273)	(311.3)	3,648	5.6
Share of loss from an equity investee	—	—	—	—	(50)	(0.1)
Income tax credit	—	—	—	—	1,067	1.6
Net (loss)/income from continuing operations	(13,536)	(495.1)	(23,273)	(311.3)	4,665	7.1
Net income attributable to non-controlling interests	—	—	—	—	—	—
Net (loss)/income from continuing operations attributable to the Company’s ordinary shareholders	(13,536)	(495.1)	(23,273)	(311.3)	4,665	7.1
Discontinued operations
Net loss from discontinued operations	—	—	—	—	(2,035)	(3.1)
Net loss attributable to non-controlling interests	—	—	—	—	1,121	1.7
Net loss from discontinued operations attributable to the Company’s ordinary shareholders	—	—	—	—	(914)	(1.4)
Net (loss)/income	(13,536)	(495.1)	(23,273)	(311.3)	2,630	4.0
Net (loss)/income attributable to the Company’s ordinary shareholders	(13,536)	(495.1)	(23,273)	(311.3)	3,751	5.7

Key Components of Results of Continuing Operations

Revenue

We generate revenue primarily from our digital assets services and solutions, and to a lesser extent, from our legacy marketing and enterprise solutions. We derive revenue primarily from four sources: (i) wealth management solutions, which is mainly generated from finance income, premiums earned on structured products and agency fees; (ii) execution solutions, which mainly includes the transaction fees from execution services; (iii) payment solutions, which is generated from the conversion fee of our fiat on/off-ramp services; and (iv) marketing and enterprise solutions, which is generated from online marketing, SaaS products and services provided by iClick after the Merger.

The table below shows our revenue breakdown, both in absolute amounts and as percentages of total revenue for the periods presented.

	Year Ended December 31,
	2023		2024		2025
	(US$ in	(% of	(US$ in	(% of	(US$ in	(% of
	thousands)	revenue)	thousands)	revenue)	thousands)	revenue)
Digital Assets Services and Solutions	2,734	100.0	7,475	100.0	50,238	76.0
Wealth management solutions	1,617	59.1	6,194	82.9	34,909	52.8
Execution solutions	138	5.1	320	4.3	11,243	17.0
Payment solutions	979	35.8	961	12.8	4,086	6.2
Marketing and Enterprise Solutions	—	—	—	—	15,851	24.0
Total Revenue	2,734	100.0	7,475	100.0	66,089	100.0

Cost of Revenue

Our cost of revenue mainly consists of interests and premium costs paid to clients, the premium costs associated with managing the risks of the underlying assets of our structured products when acting on a principal basis, and customer referral fees. To a lesser extent, our cost of revenue also consists of media cost in connection with specified-action marketing campaigns and direct service costs of enterprise solutions.

Operating Expenses

We classify our operating expenses into three categories: research and development expenses, sales and marketing expenses, and general and administrative expenses. The following table sets forth our operating expenses, both in absolute amount and as a percentage of our revenue, for the periods presented.

	Year Ended December 31,
	2023		2024		2025
	(US$ in	(% of	(US$ in	(% of	(US$ in	(% of
	thousands)	revenue)	thousands)	revenue)	thousands)	revenue)
Research and development expenses	(448)	(16.4)	(452)	(6.0)	(10,812)	(16.4)
Sales and marketing expenses	(10)	(0.4)	(80)	(1.1)	(7,933)	(12.0)
General and administrative expenses	(4,355)	(159.3)	(7,269)	(97.2)	(28,096)	(42.5)
Operating expenses	(4,813)	(176.1)	(7,801)	(104.3)	(46,841)	(70.9)

●	Research and development expenses. Research and development expenses consist primarily of technology infrastructure expenses, software services expenses incurred in operating, maintaining, and enhancing our platform and in developing new products and services.
●	Sales and marketing expenses. Our sales and marketing expenses primarily consist of (i) salary and welfare expenses, and (ii) branding, marketing and promotional costs.
●	General and administrative expenses. Our general and administrative expenses primarily consist of personnel expenses, legal, audit and other professional service fees.

Other (Losses)/Gains, Net

Our other (losses)/gains, net consists of realized and unrealized fair value changes of digital assets, fair value changes on crypto assets loan receivables, the write-off of certain other payables, fair value gain on financial assets at fair value through profit or loss from US listed equity security, dividend income from investment, government grants, and foreign currency exchange difference, net.

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

Singapore

Our subsidiaries incorporated in Singapore are subject to the Singapore corporate tax of 17%.

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong under the current Hong Kong Inland Revenue Ordinance. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-sourced income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax.

PRC

Generally, the VIE, our PRC subsidiary, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

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

Dividends paid by our wholly foreign-owned subsidiary in Chinese Mainland to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.

If our holding company in the Cayman Islands or any of our subsidiaries outside of Chinese Mainland were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenue

Our revenue increased by US$58.6 million, or 784.1%, from US$7.5 million in 2024 to US$66.1 million in 2025, primarily driven by the growth in the core Amber Premium Business reflected by the Assigned Contract1, and the Marketing and Enterprise Solutions following the Merger on March 12, 2025.

Revenue from our wealth management solutions increased by US$28.7 million, or 463.6%, from US$6.2 million in 2024 to US$34.9 million in 2025, reflecting broader adoption of our offerings supported by the strong demand on our diversified investment products and services, including new accumulator/decumulator products introduced in the fourth quarter of 2024.

Revenue from our execution solutions increased by US$10.9 million, or 3,413.4%, from US$0.3 million in 2024 to US$11.2 million in 2025, mainly driven by the increase in client trading activities with us and improved average fee rate and spread mix throughout the year.

Revenue from our payment solutions increased by US$3.1 million, or 325.2%, from US$1.0 million in 2024 to US$4.1 million in 2025, mainly contributed from increased volumes.

Revenue from our marketing and enterprise solutions was US$15.9 million, contributed by online marketing, SaaS products and services after the Merger.

Cost of Revenue

Our cost of revenue increased by US$11.7 million, or 234.4%, from US$5.0 million in 2024 to US$16.7 million in 2025, as a result of our sales growth during the year.

Gross Profit and Gross Profit Margin

As a result of the above, our gross profit increased from US$2.5 million in 2024 to US$49.4 million in 2025. Our gross profit margin was significantly improved from 33.4% to 74.8% during the same periods, which was primarily contributed by the accelerated growth in Amber Premium business and higher-margin marketing and enterprise solutions.

Operating Expenses

Our operating expenses increased by US$39.0 million, or 500.4%, from US$7.8 million in 2024 to US$46.8 million in 2025, primarily due to increase of staff cost, IT expenses, and legal and professional fee for ongoing business expansion and development of new products and services. The operating expenses as a percentage of revenue decreased from 104.3% in 2024 to 70.9% in 2025.

●

Research and development expenses. Our research and development expenses increased from US$0.5 million in 2024 to US$10.8 million in 2025, primarily attributable to the increase of technology infrastructure expenses and software services expenses.

●

Sales and marketing expenses. Our sales and marketing increased from US$0.1 million in 2024 to US$7.9 million in 2025. The increase was primarily due to the increase in staff cost, and marketing and promotion expenses during the year.

●

General and administrative expenses. Our general and administrative expenses increased from US$7.3 million in 2024 to US$28.1 million in 2025, primarily due to personnel expenses for business growth, and legal, audit and other professional service fees after the Company going public.

1 For purposes of this annual report, unless otherwise indicated, the financial results discussed under “Amber Premium Business” include the net income attributable to the Company from the Assigned Contracts under the intercompany services agreements described at the beginning of the annual report.

Finance Income, Net

Our finance income, net was US$0.5 million in 2025, compared to finance income, net of US$0.1 million in 2024.

Other (Losses)/Gains, Net

Our other gains, net was US$0.5 million in 2025, primarily attributable from the write-off of certain other payables of US$0.7 million, dividend income from investment of US$0.5 million, and gain from US listed equity security of US$0.5 million during the year, partially offset by fair value change of crypto assets loan receivables and digital assets. Other losses, net was US$18.1 million in 2024, mainly represented unrealized fair value loss of digital assets on loan from related parties denominated in digital assets. The related party loan was waived prior to the Merger.

Share of Loss from an Equity Investee

We recorded share of loss from an equity investee of US$50 thousand in 2025. Our share of loss of an equity investee is primarily associated with net loss from our joint venture with VGI Global Media Plc in Thailand.

Income Tax Credit

We incurred income tax credit of US$1.1 million in 2025, and nil income tax in 2024. The income tax credit in 2025 was primarily due to reversal of deferred tax liabilities during the year.

Net (Loss)/Income from continuing operations

As a result of the foregoing, we recorded net income from continuing operations of US$4.7 million in 2025, as compared to net loss from continuing operations of US$23.3 million in the year ended December 31, 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenue

Our revenue increased by US$4.7 million, or 173.4%, from US$2.7 million in 2023 to US$7.5 million in 2024, primarily driven by robust market growth in the digital asset industry and strategic partnerships, which resulted in higher transaction volumes and broader client participation.

Revenue from our wealth management solutions increased by US$4.6 million, or 283.1%, from US$1.6 million in 2023 to US$6.2 million in 2024, contributed by strong demand on our diverse investment products, such as structured products.

Revenue from our execution solutions increased by US$0.2 million, or 131.9%, from US$0.1 million in 2023 to US$0.3 million in 2024, primarily due to improvement in average execution fee rate resulting from strategic partnerships, as well as increase in execution trading volume due to favorable market conditions.

Revenue from our payment solutions was relatively stable at US$1.0 million in 2023 and 2024 each.

Cost of Revenue

Our cost of revenue increased by US$3.4 million, or 218.2%, from US$1.6 million in 2023 to US$5.0 million in 2024, primarily driven by the growth in wealth management solutions business.

Gross Profit and Gross Profit Margin

As a result of the above, our gross profit increased from US$1.2 million in 2023 to US$2.5 million in 2024. Our gross profit margin was declined from 42.8% to 33.4% during the same periods, which was primarily because of the increase in customer referral fees.

Operating Expenses

Our operating expenses increased by US$3.0 million, or 62.1%, from US$4.8 million in 2023 to US$7.8 million in 2024, aligned with our business growth and development. The operating expenses as a percentage of revenue decreased from 176.1% in 2023 to 104.3% in 2024.

●

Research and development expenses. Our research and development expenses increased from US$0.4 million in 2023 to US$0.5 million in 2024, primarily attributable to the increase of IT and related services fee.

●	Sales and marketing expenses. Our sales and marketing increased from US$10 thousand in 2023 to US$0.1 million in 2024, primarily because Amber DWM held more promotional events during the year.
●

General and administrative expenses. Our general and administrative expenses increased from US$4.4 million in 2023 to US$7.3 million in 2024, primarily related to personnel expenses, legal and professional fee for business expansion.

Finance (Costs)/Income, Net

Our finance income, net was US$0.1 million in 2024, compared to finance costs, net of US$0.1 million in 2023.

Other Losses, Net

Our other losses, net was US$18.1 million in 2024, mainly represented unrealized fair value loss of digital assets on loan from related parties denominated in digital assets. The related party loan was waived prior to the Merger. Other losses, net was US$9.7 million in 2023, mainly represented unrealized fair value loss of digital assets of US$9.5 million.

Income Tax Expense

We did not incur income tax expense in 2024 and 2023.

Net Loss from continuing operations

As a result of the foregoing, we recorded net loss from continuing operations of US$23.3 million in 2024, as compared to net loss from continuing operations of US$13.5 million in the year ended December 31, 2023.

ITEM 5B.LIQUIDITY AND CAPITAL RESOURCES

During the reporting period, our principal sources of liquidity have been cash generated from our operating activities, and advances from our ultimate holding company, Amber Group and related companies. As of December 31, 2025, we had US$33.9 million in cash and cash equivalents primarily consisted of bank balances which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value. As of December 31, 2025, our cash and cash equivalents primarily consisted of cash on hand, cash held at bank, and time deposits placed with banks or other financial institutions, which have original maturities of three months or less. We closely monitor our cash balance and future payments obligations by preparing monthly management account and regular fund reports to provide a timely overview of our overall cash position and liquidity and risk control measurements. Such reports will be reviewed by the management. In addition, we have adopted a stringent cash management policy. We also regularly monitor our current and expected liquidity requirements to ensure that we maintain sufficient cash balances to meet our liquidity needs.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2023	2024	2025

	(US$ in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by/(used in) operating activities	11,464	(555)	(24,551)
Net cash provided by investing activities	—	58	10,739
Net cash (used in)/provided by financing activities	(11,811)	5,981	37,297
Net (decrease)/increase in cash and bank balances	(347)	5,484	23,485
Cash and bank balances at beginning of year	1,140	793	6,277
Effect on exchange rate changes on bank balances	—	—	133
Cash and bank balances at end of year	793	6,277	29,895

Operating Activities

Net cash used in operating activities amounted to US$24.6 million in 2025, which was mainly attributable to the non-cash adjusting items of US$36.0 million and net loss before tax from discontinued operations of US$2.3 million, partially offset by net increase in working capital of US$9.8 million, net profit before tax from continuing operations of US$3.6 million, and income tax refund of US$0.3 million. The non-cash adjusting items mainly consisted of net income received or settled in digital assets of US$36.7 million. The net increase in working capital was primarily attributable to the disposal of crypto assets held of US$11.6 million during the year.

Net cash used in operating activities amounted to US$0.6 million in 2024, which was mainly attributable to net loss before tax of US$23.3 million, partially offset by non-cash adjusting items of US$16.0 million and a net increase in working capital of US$6.7 million. The non-cash adjusting items of US$16.0 million mainly consisted of unrealized fair value changes on amount due to related parties denominated in digital assets of US$18.0 million. The net increase in working capital was primarily attributable to the disposal of crypto assets held of US$5.7 million during the year.

Net cash provided by operating activities amounted to US$11.5 million in 2023, which was primarily related to our net increase in working capital of US$15.4 million and non-cash adjusting items of US$9.6 million, partially offset by net loss before tax of US$13.5 million. The net increase in working capital was primarily attributable to the disposal of crypto assets held of US$15.1 million during the year. The non-cash adjusting items mainly consisted of unrealized fair value loss on amount due to related parties denominated in digital assets of US$9.3 million.

Investing Activities

Net cash used in investing activities in 2025 was US$10.7 million, primarily attributable to the net cash acquired from business combination of US$17.8 million, partially offset by the increase in crypto assets loan receivables of US$4.0 million and net cash disposed from the disposal of subsidiaries of US$2.6 million.

Net cash provided by investing activities in 2024 was US$58 thousand, primarily attributable to the interest received during the year.

There was nil cash movement in investing activities in 2023.

Financing Activities

Net cash provided by financing activities in 2025 was US$37.3 million, which was primarily attributable to net proceeds from private placement of US$25.3 million, and net proceeds from related parties of US$13.6 million.

Net cash provided by financing activities in 2024 was US$6.0 million, mainly attributable to proceeds from issuance of ordinary and preference shares of US$13.5 million during the year, partially offset by repayment to related parties, net amounting to US$7.5 million.

Net cash used in financing activities in 2023 was US$11.8 million, mainly attributable to the repayment to related parties, net during the year.

Credit Facilities

We have the following legacy credit facilities from iClick:

(i) In March 2019, certain subsidiaries of iClick entered into a facility agreement with a commercial bank, which was amended in March 2024 to provide for a one-year factoring loans of HK$11.7 million (US$1.5 million). We provide corporate guarantee and accounts receivable as pledge to secure our obligations under this revolving loan. The interest rate of this loan facility was at 4.25% per annum over 1-month Hong Kong Interbank Offered Rate (“HIBOR”) for loan in HK$, 2.00% per annum over 1-month CNH HIBOR for loan in RMB, or 4.32% over US$ reference rate. We had no outstanding balance under these loan facilities as of December 31, 2025.

(ii) In October 2019, certain subsidiaries of iClick entered into a one-year facility agreement for working capital loans with a commercial bank, which was amended in September 2025 to provide for (a) US$7.5 million combined limit for pre-shipment buyer loan and post-shipment buyer loan, (b) US$0.5 million overdraft facilities. We provide corporate guarantee and bank deposits as pledge to secure our obligations under these loan facilities. For the pre-shipment buyer loan and post-shipment buyer loan, the interest rate is at either (a) HIBOR plus 3.85% per annum if the loan is drawn down in HK$, (b) 3.95% over US$ reference rate per annum if the loan is drawn down in US$, or (c) 3.85% over CNH HIBOR per annum if the loan is drawn down in RMB. For the overdraft facility, the interest rate is at the bank’s US$ best lending rate. We had no outstanding balance under these loan facilities as of December 31, 2025.

As of December 31, 2025, no financial covenants as set out in these loan agreements were breached.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2025.

Capital Expenditures

We made capital expenditures of US$0.1 million and US$0.4 million in 2024 and 2025, respectively. In these periods, our capital expenditures were mainly used for purchase of computer software. We will continue to make capital expenditures to support our business. There was nil capital expenditures in 2023.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our operating lease obligations, which primarily represent our obligations for leasing office premises.

The following table summarizes our contractual obligations and commitments as of December 31, 2025.

		Total
	Carrying	contractual	On demand or	Within 2 to 5
	amount	cash flow	within 1 year	years

	(US$ in thousands)
Lease liabilities	1,589	1,636	904	732

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

H.M. Chan & Co., our counsel as to Hong Kong law, has advised us that under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us as a company incorporated in Cayman Islands. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong. A Hong Kong company is, however, subject to the requirement under the Companies Ordinance of Hong Kong that it may only make a distribution out of profits available for distribution or other distributable reserves.

ITEM 5C.RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

See “Item 4. Information On the Company—B. Business Overview—License” and “—Intellectual Property.”

ITEM 5D.TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material effect on our revenue, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial condition.

ITEM 5E.CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of our financial condition and results of operations relates to our consolidated financial statements, which have been prepared in accordance with IFRS issued by the International Accounting Standards Board. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

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

For a detailed discussion of our significant accounting policies and related judgments, see “Notes to the Consolidated Financial Statements - Note 2. Material accounting policy information” to this annual report.

The following accounting estimates relate to the significant areas involving management’s judgments and estimates in the preparation of our financial statements, and are those that management believes are the most critical to aid the understanding and evaluation of this management discussion and analysis:

Derivative Financial Instrument

Derivative financial instruments are measured at fair value at initial recognition and designated to be measured subsequently at fair value through profit or loss. The fair value measurement of the call and put options and dual currency contracts is determined using the Black-Scholes option pricing model and Monte Carlo simulation model and involves significant management judgment and estimation uncertainty. These valuation models require the use of significant unobservable inputs and assumptions, including expected volatility, correlation assumptions, simulation outcomes, and contractual time to maturity.

Management determines the expected volatility based on the historical price volatility of the underlying digital assets over a period corresponding to the remaining contractual maturity of the instruments. The estimated volatility is used as a key input in the valuation models to simulate potential future price movements of the underlying digital assets and determine the fair value of the instruments. However, digital asset markets are inherently volatile and subject to significant price fluctuations. Accordingly, historical price volatility may not be indicative of future market performance and actual outcomes may differ materially from management’s estimates. Any significant changes in digital asset prices, market conditions, or valuation assumptions could result in a material change in the fair value measurement of these financial instruments.

Impairment of Goodwill

Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to each of the cash-generating units (“CGU”s) for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, below the operating segment.

We have two reporting units, which include (i) Sparrow Group and (ii) iClick Group. Our consolidated goodwill balance was US$53.1 million as of December 31, 2025, and the goodwill associated with the Sparrow Group and iClick Group was US$16.7 million and US$36.4 million, respectively.

Determining whether goodwill is impaired requires the measurement of the recoverable amount of the cash-generating units (“CGU”) based on an estimation of the value-in-use of the CGU to which goodwill has been allocated. The value-in-use calculation requires the entity to estimate the future cash flows expected to arise from the CGU derived from long-term forecasts which included a future cash flow projection and an estimated terminal value, and a suitable discount rate in order to calculate present value. The cash flow projection is based on management’s most recent view of the long-term outlook in order to come up with growth rates, the estimated terminal value using a terminal year long-term future growth rate, discount rates, and other assumptions deemed reasonable by management. Inherent in our development of cash flow projections are assumptions and estimates derived from a review of our operating results, business plan forecasts, expected growth rates, and risk adjusted discount rates, similar to those a market participant would use to assess value-in-use. We also make certain assumptions about future economic conditions and other data. Many of the factors used in assessing value-in-use are outside the control of management, and these assumptions and estimates may change in future periods. Changes in assumptions or estimates can materially affect the value-in-use measurement of CGU and, therefore, can affect the test results.

Based on the annual impairment test conducted for the years ended December 31, 2023, 2024 and 2025, no impairment loss was recognized.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Michael Wu	37	Chairman of the Board and Chief Executive Officer
Bo Shen	62	Director
Vicky Wang	35	President and Director
Wayne Huo	37	Director
Yi Bao	36	Chief Product Officer and Director
Jie Jiao	45	Director
Lub Bun Chong	59	Director
Philip Kan	70	Director
Wing Wai Winson Ip	47	Director
Josephine Ngai Yuk Chun	50	Chief Financial Officer

Mr. Michael Wu has served as our chief executive officer since August 2025 and our chairman of the board of directors since March 2025. Mr. Wu is a co-founder of Amber Group and has served as its chief executive officer since the founding of Amber Group, and as a director of Amber DWM since February 2024. Prior to founding Amber Group, Mr. Wu served as a portfolio manager at Arete Capital Partners from March 2017 to December 2017. Prior to that, he served as an FX & rates trader at Morgan Stanley from June 2013 to February 2017. Mr. Wu received his bachelor’s degree in economics from Dartmouth College in 2013.

Mr. Bo Shen has served as our director since December 2025. Mr. Shen has extensive experience in supporting blockchain startups and advancing transparent and efficient systems globally. Mr. Shen has been a Founding and Managing Partner at Fenbushi Capital, a Shanghai venture capital firm investing in blockchain companies, since October 2015. Prior to that, Mr. Shen had over two decades of experience in financial services and investment fields, including senior leadership roles in Raymond James Financial Inc., MCI, China Orient Asset Management Company, and DACx, among others. Mr. Shen holds a bachelor’s degree from the University of Shanghai for Science and Technology and a Master’s degree from the Georgia Institute of Technology.

Ms. Vicky Wang has served as our director and President since August 2025. Ms. Wang has extensive expertise in digital wealth management, financial consulting, and investment strategy across both traditional and digital markets. She has been a partner of Amber Group since 2023, leading its digital wealth management business and overseeing global sales, marketing, and investor relations. She played a pivotal role in building Amber Premium, shaping its service model and market positioning. From 2021 to 2023, Ms. Wang served as Sales Team Leader at Amber Group, driving its revenue growth and advancing key partnerships. Prior to joining Amber Group, Ms. Wang gained extensive investment experience at leading financial institutions, covering both primary and secondary market and serving top global clients and institutions on investment and financing opportunities. Ms. Wang received her master’s degree in business administration from Imperial College London.

Mr. Wayne Huo has served as our director since March 2025. Mr. Huo served as our chief executive officer from March 2025 to August 2025. Mr. Huo is a co-founder of Amber Group and served as its chief operating officer since the founding of Amber Group until March 2025. Mr. Huo has been an independent director of Aether Holdings, Inc. (NASDAQ: ATHR) since December 2025. Prior to founding Amber Group, Mr. Huo served as an FX option trader at Morgan Stanley from February 2014 to August 2015. Mr. Huo received his bachelor’s degree in applied mathematics, finance & economics from University of Toronto in 2012 and his master’s degree in mathematical finance from New York University in 2013.

Mr. Yi Bao has served as our chief product officer since September 2025, and director since December 2025. Mr. Bao has extensive experience in crypto-related financial products, OTC trading and payment, business operations and strategic partnership. Mr. Bao served as Chief Business Officer of Amber Premium from March 2025 to August 2025. He joined Amber Group as a strategic development director in 2020, and was subsequently promoted to a partner and has become a managing partner of Amber Group since April 2025. Prior to joining Amber Group, Mr. Bao served as an operation director and business development manager at TIDEiSun Group and as an analyst at GSR Capital. Mr. Bao received his bachelor’s degree in mechanical engineering from Tsinghua University in 2012, and his dual bachelor’s degree in economics from Peking University in 2014. He also received a Ph.D. in mechanical engineering from Tsinghua University in 2018.

Ms. Jie Jiao has served as our director since July 2025. Ms. Jiao has extensive experience in initial public offerings, private equity financing and corporate legal affairs. Ms. Jiao currently serves as an adviser to Play for Dream Inc. She is an independent non-executive director of China Sunshine Paper Holdings Company Limited (2002.HK), TradeGo Fintech Limited (8017.HK), LVGEM (China) Real Estate Investment Limited (0095.HK), Palasino Holdings Limited (2536.HK), EPI (Holdings) Limited (0689.HK) and Tianli Holdings Group Limited (0117.HK). Ms. Jiao is also an independent director of Quhuo Limited (NASDAQ: QH). Ms. Jiao received her bachelor of laws degree and bachelor of economics degree from Peking University. Ms. Jiao also received her degree of Magister Juris from University of Oxford. Ms. Jiao is a CFA charterholder, a member of CPA Australia and obtained the Legal Professional Qualification Certificate from the Ministry of Justice of the PRC.

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

Mr. Wing Wai Winson Ip has served as our director since June 2024. Mr. Ip has more than 20 years of experience in financial and operational management, compliance and ESG management, investment, merger and acquisition, investor relations, accounting and auditing. Currently, he is an independent non-executive director and the chairperson of the audit committee of Deewin Tianxia Co., Ltd (2418.HK) from 2021. He was an independent non-executive director and an audit committee member of 8088 Investment Holdings Limited (8088.HK) from 2020 to 2022. He served as an executive director of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (8095.HK) and then served as a non-executive director of Beijing Beida Jade Bird Universal Sci-Tech Company Limited from 2018 to 2021. He has held multiple leadership positions, including as the chief financial officer at Sincere Watch (Hong Kong) Limited (0444.HK) from 2020 to 2021, the chief financial officer and company secretary of Huili Resources (Group) Limited (1303.HK) from 2011 to 2019, and the vice president of King Stone Energy Group Limited (663.HK) from 2010 to now. He had also worked at KPMG. Mr. Ip obtained his bachelor of business administration in accounting from The Hong Kong University of Science and Technology in 2000 and is currently a member of the Hong Kong Institute of Certified Public Accountants.

Ms. Josephine Ngai Yuk Chun has served as our chief financial officer since March 2024. Before that, Ms. Ngai was our vice president, finance and group financial controller. Ms. Ngai has been an independent director of Man Shun Group (Holdings) Limited (1746.HK) since June 2024. Prior to joining us, Ms. Ngai served in auditing capacity at Big Four accounting firm and senior management roles in conglomerates listed on the Hong Kong Stock Exchange. She received a bachelor’s degree in accounting from the Hong Kong Polytechnic University and an EMBA degree from the Chinese University of Hong Kong. Ms. Ngai is a Member of the Hong Kong Institute of Certified Public Accountants.

Employment Agreements and Indemnification Agreements with Executive Officers

We have entered into employment agreements with each of our executive officers.

Term and Termination

Pursuant to these agreements, we will be entitled to terminate a senior executive officer’s employment for cause at any time without remuneration for certain act of dishonesty, serious misconduct or any other act that justifies immediate dismissal of the officer, or if that officer is precluded by law from performing his duty as an officer. We may also terminate a senior executive officer’s employment by giving three months’ prior written notice or three months’ salary if the senior executive officer is not qualified for his or her position after we provide relevant training to him or her. A senior executive officer may terminate his or her employment at any time by giving three months’ prior written notice.

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

B.Compensation of Directors and Executive Officers

For the year ended December 31, 2025 we paid an aggregate of approximately US$1.6 million in cash to our executive officers, and we paid an aggregate of approximately US$0.1 million to our non-executive directors. Subject to the requirements under the applicable laws, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Share Incentive Plans

2018 Plan

Under the 2018 Plan, the maximum number of ordinary shares that may be issued to the beneficiaries is 2,398,137. As of March 31, 2026, nil options were outstanding.

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

Post-IPO Plan

Our Post-IPO Plan, previously named as 2017 Share Incentive Plan, which became effective in December 2017, is to promote the success of our business. On September 22, 2018, August 31, 2020, February 26, 2021, December 31, 2021, and May 16, 2025, our board of directors approved an increase of 1,500,000 Class A ordinary shares, 1,000,000 Class A ordinary shares, 1,000,000 Class A ordinary shares, 1,500,000 Class A ordinary shares, 5,000,000 Class A ordinary shares, respectively, to the award pool under the Post-IPO Plan. As a result, the maximum aggregate number of Class A ordinary shares available for all awards under the Post-IPO Share Incentive Plan will initially be 11,000,000 Class A ordinary shares, plus an annual increase for each fiscal year during the term of the Post-IPO Plan commencing with the fiscal year beginning January 1, 2026, by an amount equal to (i) 0.5% of the total number of Class A shares issued and outstanding on the last day of the immediately preceding fiscal year, or (ii) such number of Shares as may be determined by the Board, the size of the award pool to be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions. All of such shares will be Class A ordinary shares. As of March 31, 2026, the award pool under the Post-IPO Plan is 14,256,145 Class A ordinary shares. As of March 31, 2026, 332,375 Class A ordinary shares are outstanding under our Post-IPO Plan, representing the shares underlying the unvested 15,500 restricted Class A ordinary shares units, vested and unexercised options to purchase 95,060 Class A ordinary shares, and unvested options to purchase 221,815 Class A ordinary shares units.

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

Termination and amendment of the Post-IPO Plan. Unless terminated earlier, the Post-IPO Plan has a term of ten years. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law. Shareholder approval is required for any amendment to the Post-IPO Plan that (i) increases the number of shares available under the Post-IPO Plan, or (ii) permits the plan administrator to extend the term of the Post-IPO Plan or the exercise period for an option beyond ten years from the date of grant.

The following table summarizes, as of March 31, 2026, the outstanding restricted share units granted under the Post-IPO Plan to our directors, executive officers and other grantees.

Ordinary Shares
Underlying
	Outstanding	Exercise Price
Name	Restricted Share Units	(US$/Share)	Grant Date	Expiration Date
Wing Wai Winson Ip	*	Nil	June 24, 2024	June 24, 2034
Josephine Ngai Yuk Chun	*	Nil	April 1, 2023	December 11, 2027

*Less than 1% of our total outstanding ordinary shares.

The following table summarizes, as of March 31, 2026, the outstanding options granted under the Post-IPO Plan to our directors, executive officers and other grantees.

Ordinary Shares
Underlying
	Outstanding	Exercise Price
Name	Options	(US$/Share)	Grant Date	Expiration Date
Grantees	*	Nil	December 22, 2025	December 22, 2035

*Less than 1% of our total outstanding ordinary shares.

Each option, RSU and any other equity award of iClick that is outstanding and unexercised immediately prior to time as the Merger becomes effective, whether or not vested or exercisable, shall remain outstanding and shall remain subject to the terms and conditions of (a) the 2018 Share Incentive Plan, or (b) the Post-IPO Plan, as applicable, and any relevant award agreements applicable to such equity plans.

C.Board Practices

Our board of directors consists of nine directors, including executive directors and non-executive directors. Pursuant to our tenth amended and restated memorandum and articles of association, the size of our board of directors shall be limited to nine. Please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares—As a company incorporated in the Cayman Islands, we have adopted certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance requirements.” The powers and duties of our directors include convening general meetings and reporting our board’s work at our shareholders’ meetings, declaring dividends and distributions, determining our business and investment plans, appointing officers and determining the term of office of the officers, preparing our annual financial budgets and financial reports, formulating proposals for the increase or reduction of our authorized capital as well as exercising other powers, functions and duties as conferred by our articles of association. Our directors may exercise all the powers of our company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Audit Committee Our audit committee consists of Wing Wai Winson Ip, Lub Bun Chong, and Philip Kan, and is chaired by Wing Wai Winson Ip. Wing Wai Winson Ip, Lub Bun Chong, and Philip Kan each satisfy the “independence” requirements of the Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A 3 under the Exchange Act. We have determined that each of Wing Wai Winson Ip and Lub Bun Chong qualify as “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee Our compensation committee consists of Michael Wu, Yi Bao and Jie Jiao, and is chaired by Michael Wu. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee Our corporate governance and nominating committee consists of Philip Kan, Michael Wu, Vicky Wang, Jie Jiao and Wayne Huo, and is chaired by Philip Kan. Philip Kan satisfies the “independence” requirements of the Listing Rules of the Nasdaq Stock Market. The corporate governance and nominating committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

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

Investment Committee Our investment committee consists of Lub Bun Chong, Michael Wu, Wayne Huo, Jie Jiao, Vicky Wang, Yi Bao and Bo Shen, and is chaired by Lub Bun Chong. The investment committee oversees the Company’s investment transactions, management, policies and guidelines. The investment committee will be responsible for, among other things:

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

D.Employees

Employees

As of December 31, 2023, 2024 and 2025, we had a total of 894, 225 and 295 employees, respectively. The table below provides a breakdown of our employees by function as of December 31, 2025:

	Number of
	employees	% of Total
Trading and Operations	13	4
Technology and Development	48	16
Sales and Marketing	179	61
General and Administration	55	19
Total	295	100

As of December 31, 2025, we had a total of 295 employees, representing an increase of 31% from 225 as of December 31, 2024. The growth was primarily driven by the Merger with Amber DWM on March 12, 2025, partially offset by our ongoing operational efficiency initiatives and the disposal of certain iClick businesses.

We enter into standard labor contracts and confidentiality agreements with our management and employees. Our success is driven by our ability to attract, motivate, train and retain qualified talent. We believe we offer our employees competitive compensation packages and fosters an environment that encourages professional growth and self-development. As a result, we have consistently attracted and retained skilled personnel while maintaining a stable and experienced core management team. We provide specific training to new employees at orientation to familiarize them with our working environment and operational procedures. We also design and implement in-house training programs tailored to each job function and set of responsibilities to enhance performance. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

In addition to salaries and benefits, we provide commission-based compensation for our sales force and performance-based bonuses for other employees. We also allow many of our employees to participate in share-based incentive plans to align their interests more closely with those of our shareholders.

None of our employees are represented by labor unions.

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2026 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our total outstanding shares.

As of March 31, 2026, there were 471,376,257 ordinary shares outstanding, par value $0.001 per share, being the sum of 435,143,020 Class A ordinary shares and 36,233,237 Class B ordinary shares. The calculations in the table below are based on 469,187,623 ordinary shares outstanding as of March 31, 2026, comprising (i) 432,954,386 Class A ordinary shares, excluding the 2,188,634 Class A ordinary shares held by JPMorgan Chase Bank N.A. (“JPMorgan”), our depositary, underlying the share based awards reserved for issuance under our Post-IPO Plan or our 2018 Plan, and (ii) 36,233,237 Class B ordinary shares outstanding.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days as of March 31, 2026, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Ordinary Shares Beneficially Owned
	Class A	Class B
	Ordinary	Ordinary			Aggregate
	Shares	Shares	Total Ordinary Shares		Voting
	Number	Number	Number	%	Power %
Directors and Executive Officers:
Michael Wu (1)(2)	309,834,748	36,233,237	346,067,985	73.8%	91.9%
Bo Shen	—	—	—	—	—
Vicky Wang	(i)	—	(i)	(i)%	(i)%
Wayne Huo	—	—	—	—	—
Yi Bao	(i)	—	(i)	(i)%	(i)%
Jie Jiao	(i)	—	(i)	(i)%	(i)%
Lub Bun Chong	(i)	—	(i)	(i)%	(i)%
Philip Kan	(i)	—	(i)	(i)%	(i)%
Wing Wai Winson Ip	(i)	—	(i)	(i)%	(i)%
Josephine Ngai Yuk Chun	(i)	—	(i)	(i)%	(i)%
All directors and executive officers as a group	318,884,683	36,233,237	355,117,920	75.7%	92.5%
Principal Shareholders:
Amber Global Limited (1)	309,834,748	—	309,834,748	66.0%	20.4%
Amber Fort Limited (2)	309,834,748	36,233,237	346,067,985	73.8%	91.9%
Amber Primary Unit Holding Limited (3)	309,834,748	—	309,834,748	66.0%	20.4%

Notes:

(i)	Less than 1% of our total outstanding shares.

††

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of March 31, 2026, by the sum of (1) 469,187,623, which is the total number of ordinary shares outstanding as of March 31, 2026; and (2) the number of ordinary shares that such person or group has the right to acquire within 60 days of March 31, 2026.

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

(1)

Represents 309,834,748 Class A ordinary shares held by Amber Global Limited. Mr. Michael Wu is deemed to be a beneficial owner of all the shares held by Amber Global Limited by virtue of his entitlement to appoint a majority of the board of directors of Amber Global Limited. Mr. Michael Wu disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, if any. Amber Global Limited is a Cayman Islands company with its registered address at Vistra (Cayman) Limited, P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

(2)

Represents (i) 309,834,748 Class A Ordinary Shares held by Amber Global Limited, and (ii) 36,233,237 Class B Ordinary Shares held by Amber Fort Limited. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Each Class B Ordinary Share is entitled to 30 votes per share, and each Class A Ordinary Share is entitled to one vote per share. Mr. Michael Wu is the sole director of Amber Fort Limited. Amber Fort Limited may be deemed to be a beneficial owner of all the shares held by Amber Global Limited by virtue of its entitlement to appoint a majority of the board of directors of Amber Global Limited jointly with Amber Primary Unit Holding Limited. The registered address of Amber Fort Limited is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(3)

Represents 309,834,748 Class A ordinary shares held by Amber Global Limited. Amber Primary Unit Holding Limited may be deemed to be a beneficial owner of all the shares held by Amber Global Limited by virtue of its entitlement to appoint a majority of the board of directors of Amber Global Limited jointly with Amber Fort Limited. Amber Primary Unit Holding Limited is a British Virgin Islands company with its registered address at Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2026, 71,793,185 or 15.3% of our ordinary shares were held by one record holder in the United States, which was JPMorgan, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Our relationships with related parties who had transaction with the Company and our subsidiaries are summarized as follows:

Related parties	Relationship to the Company
Amber Global Limited	Affiliate
Amber AI Limited	Affiliate
Amber AI Services Limited	Affiliate
Amber AM Limited	Affiliate
Amber Technologies Service Pte. Ltd.	Affiliate
WhaleFin Technologies Limited	Affiliate
Amber Technologies Limited	Affiliate
Amber Technologies Global Pte. Ltd.	Affiliate
Amber Technologies North America Ltd	Affiliate
Amber Technologies Service Pte. Ltd.	Affiliate
Lead Accelerating Limited	Affiliate
WhaleFin Markets Limited	Affiliate
Gamma Digital Limited	Affiliate
Axiom AI Limited	Affiliate
Rigsec Technology Holding Limited	Affiliate
Rigsec Technology Limited	Affiliate
Amber Services NA, LLC	Affiliate
AAC Global Holding Limited	Affiliate
AG Global Technology Limited Inc.	Affiliate
Amber Global Alpha Fund Management Limited	Affiliate
Proton Fund SPC	Affiliate
Amber ALIR Holding Limited	Affiliate

The following transactions with related parties took place at terms agreed between the parties during the financial period:

	For the years ended December 31,
	2023	2024	2025
	(US$in	(US$in	(US$in
	thousands)	thousands)	thousands)
Revenue generated from:
WhaleFin Technologies Limited	308	1,898	24,142
Amber Technologies Limited	1,277	—	—
Lead Accelerating Limited	18	3,709	8,860
AG Global Technology Limited Inc.	—	—	3,542
Proton Fund SPC	—	—	4,991
Axiom AI Limited	—	—	1,342
Amber Global Alpha Fund Management Limited	—	—	34
Amber ALIR Holding Limited	—	—	1
Rigsec Technology Holding Limited	—	—	62
Rigsec Technology Limited	25	25	—
Gamma Digital Limited	—	5	6
	1,628	5,637	42,980

Cost of revenue to:
WhaleFin Technologies Limited	9	49	—
Lead Accelerating Limited	6	22	329
Amber ALIR Holding Limited	—	—	103
Amber AI Services Limited	—	—	19
Amber Technologies Global Pte. Ltd.	2	—	—

Service income from:
Amber Technologies Service Pte. Ltd.	—	66	106
WhaleFin Markets Limited	—	48	108
Axiom AI Limited	—	—	375
AAC Global Holding Limited	—	—	7

Outsourcing/support services provided by:
Amber Technologies North America Ltd	—	7	1,675
Amber Technologies Global Pte. Ltd.	90	—	—
Amber AI Limited	—	—	10,622
Amber AI Services Limited	—	—	2,960
Amber AM Limited	—	—	32
Amber Services NA, LLC	—	—	403
Amber ALIR Holding Limited	—	—	282
Amber Technologies Service Pte. Ltd.	—	—	55

Interest expenses to:
Amber Global Limited	58	17	—
Amber Technologies Global Pte. Ltd.	73	—	—

Service fee to:
Rigsec Technology Limited	—	59	185

Payment on behalf:
Amber AI Limited	—	—	320

Waiver of balance by:
Amber Global Limited	—	47,106	948

	As of January 1,	As of December 31,
	2024	2024	2025
	(US$in	(US$in	(US$in
	thousands)	thousands)	thousands)
Loan payable
AG Global Technology Limited Inc. (Note)	—	—	550

Note: The loan payable to AG Global Technology Limited Inc. is for working capital purpose. It is unsecured, interest-free, repayable on demand, and denominated in US$.

In April 2026, we entered into a service agreement with Lead Accelerating Limited, a wholly owned subsidiary of Amber Global Limited, pursuant to which we agreed to provide platform technical, platform and operational services through a self-developed technology platform in connection with the market making business beginning in the second quarter of 2026.

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

C.Interests of Experts and Counsel

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

We are an exempted limited liability company, used as a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders.

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.THE OFFER AND LISTING

A.Offering and Listing Details

Not Applicable.

B.Plan of Distribution

Not Applicable.

C.Markets

Our ADSs, one ADS representing five Class A ordinary shares, have been listed on the Nasdaq Global Market since December 21, 2017.

D.Selling Shareholders

Not Applicable.

E.Dilution

Not Applicable.

F.Expenses of the Issue

Not Applicable.

ITEM 10.ADDITIONAL INFORMATION

A.Share Capital

Not Applicable.

B.Memorandum and Articles of Association

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

As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. Our tenth amended and restated memorandum and articles of association provide that we may, but shall not be obliged to, in each year hold a general meeting as our annual general meeting.

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

C.Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and “Item 10. Additional Information—C. Material Contracts” or elsewhere in this annual report.

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange” and “—Regulations on Dividend Distribution.”

E.Taxation

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

Hong Kong Taxation

H.M. Chan & Co., our counsel as to Hong Kong law, has advised us that under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the ADSs.
●

Revenue gains from the sale of the ADSs by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

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

PRC Taxation

Jingtian & Gongcheng, our counsel as to PRC law, has advised us that generally, the VIE, our PRC subsidiary, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

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

Dividends paid by our wholly foreign-owned subsidiary in Chinese Mainland to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.

If our holding company in the Cayman Islands or any of our subsidiaries outside of Chinese Mainland were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

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

Taxation of Dividends

Subject to the discussion above under “Passive Foreign Investment Company Rules,” the gross amount of any distribution of cash or property with respect to our ordinary shares or ADSs that is paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend, in the case of ordinary shares, or the date the depositary receives the dividends, in the case of ADSs, and will not be eligible for the dividends-received deduction allowed to U.S. corporations under the Code.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements. On December 18, 2025, the Holding Foreign Insiders Accountable Act (HFIAA) was enacted as part of the National Defense Authorization Act for Fiscal Year 2026, mandating directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act.

We will furnish JPMorgan, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.Subsidiary Information

For a list of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

J.Annual Report to Security Holders

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

Our activities expose us to a variety of financial risks from our operation. The key financial risks include credit risk, liquidity risk and market risk (including foreign currency risk, digital asset price risk, risks associated with the storage and protection of digital assets and investment risk related to trading of digital assets).

Foreign Currency Risk

Foreign currency risk arises from cash flows from transactions denominated in foreign currencies. We have transactional currency exposures arising from sales or purchases that are denominated in a currency other than the functional currency, primarily SGD and RMB. If the U.S. dollar appreciates or depreciates against the SGD by 5%, our profit or loss would be higher or lower by approximately US$18,000 in the year ended December 31, 2025. If the U.S. dollar appreciates or depreciates against the RMB by 5%, our profit or loss would be higher or lower by approximately US$146,000 in the year ended December 31, 2025. We do not have any formal policy for hedging against currency risk. The value of the SGD against the U.S. dollar, RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in economic conditions in Singapore, China and U.S. and by their foreign exchange policies.

To the extent that we need to convert U.S. dollars into SGD or RMB for our operations, appreciation of SGD or RMB against the U.S. dollar would reduce the SGD or RMB amount we receive from the conversion. Conversely, if we decide to convert SGD or RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debts, or for other business purposes, appreciation of the U.S. dollar against the SGD or RMB would reduce the U.S. dollar amounts available to us.

Certain of our operating activities are transacted in Hong Kong dollars. We consider the foreign exchange risk in relation to transactions denominated in Hong Kong dollars with respect to U.S. dollars is not significant as HK dollar is pegged to U.S. dollar.

Digital Assets Price Risk

Crypto asset risk is the risk that future profit and financial position will fluctuate because of changes in the price of crypto assets. Digital assets that we deal with in our trading activities are digital assets such as BTC and ETH which can be traded in a number of public exchanges.

Our exposure to price risk arise from digital assets and digital assets payables which are both measured on a fair value basis. In particular, our operating result may depend upon the market price of BTC and ETH, as well as other digital assets. If the price of BTC and ETH rise by 30%, our profit would increase by approximately US$623,000 and US$353,000 in the year ended December 31, 2025, respectively. Digital asset prices have fluctuated significantly from time to time. There is no assurance that digital asset prices will reflect historical trends.

The price risk of digital assets arising from trading of digital assets business is partially offset by remeasurement of digital assets payables representing the obligations to deliver digital assets held by us in the customers’ accounts to the customers under the respective trading arrangements with us.

Risks Associated with Storage and Protection of Digital Assets

We primarily store our digital assets with cryptocurrency custodians to facilitate customers deposits and withdrawals. Due to the lack of an insurance policy for our digital assets, any disruptions or closures of cryptocurrency custodians, as well as potential cyber-attacks or thefts, could result in substantial losses for us.

Investment Risk Related to Trading of Digital Assets

We follow a fully hedged strategy for structured products. Each user-facing structured product is quoted by a related party and a spread is added before it is quoted to clients. Therefore, there is no exposure to structured products.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

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

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of up to US$0.05 per ADS for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;
●	a fee of up to US$0.05 per ADR held for the direct or indirect distribution of securities or the net cash proceeds from the public or private sale of any such securities;
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

●

an amount for the reimbursement of such charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charges and expenses may be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

●	stock transfer or other taxes and other governmental charges;
●	a transaction fee per cancellation request and any applicable delivery expenses (which are payable by such persons or holders);
●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and
●

in connection with the conversion of foreign currency into U.S. dollars, JPMorgan shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion. JPMorgan and/or its agent may act as principal for such conversion of foreign currency.

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

E. Use of Proceeds

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS. Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2025, our internal control over financial reporting was not effective. We acknowledged three material weaknesses in our internal control over financial reporting. These three material weaknesses identified relate to (1) the Company did not maintain an effective information and communication component of internal control over financial reporting, as defined by the COSO framework. Specifically, management did not adequately identify, assess, and document the sources of information to ensure the reliability of such information used in financial reporting. As a result of this material weakness, the design and operation of process-level controls and financial reporting controls were ineffective across the Company’s business process cycles, (2) the Company did not implement or operate controls in the Digital Assets Services and Solutions segment consistently or on a timely manner. Deficiencies included executing control activities, performing appropriate reviews, and maintaining adequate documentation to evidence control performance, and (3) the Company did not design and maintain sufficient documentation to support management review controls across the Company’s business process cycles, which limited management’s ability to evidence the precision of such reviews and the basis for conclusions reached. These findings could result in adjustments to our financial statements not identified in a timely and complete manner, causing material misstatements in the Company's financial reporting.

Management is committed to improving the Company’s internal control over financial reporting. To remediate any applicable material weaknesses, management will continue to implement the following actions:

●	Engage external resources to investigate and enhance business process control documentation, and to assist with management’s self-assessment and testing of internal controls, as necessary.
●	Develop control activities specifically designed to verify the reliability of information, where applicable.
●	Establish a structured control testing program to continuously monitor the design and operating effectiveness of key controls.
●	Strengthen management review controls by documenting and evaluating the performance of each review activity.

The Company is dedicated to remediating any material weaknesses. Once management has designed and implemented appropriate controls, and those controls have operated for a sufficient period of time, management will conduct testing to determine their effectiveness. Management will continue to monitor the remediation plan and make adjustments it deems appropriate.

While we intend to complete the remediation process as quickly as practicable, we are unable at this time to estimate its duration, and there can be no assurance that our initiatives will ultimately be successful in remediating the identified and applicable material weaknesses. Until the investigation and remediation efforts are complete, the applicable material weaknesses may continue to exist. Furthermore, we cannot assure that additional material weaknesses will not be identified in the future, including during audits conducted under Section 404 of the Sarbanes-Oxley Act or for other reasons.

Attestation Report of the Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Amber International Holding Limited

Adverse Opinion on Internal Control over Financial Reporting

We have audited Amber International Holding Limited’s (the Company’s) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness described in the following paragraph on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment.

1.	The Company did not maintain an effective information and communication component of internal control over financial reporting, as defined by the COSO framework. Specifically, management did not adequately identify, assess, and document the sources of information to ensure the reliability of such information used in financial reporting. As a result of this material weakness, the design and operation of process-level controls and financial reporting controls were ineffective across the Company’s business process cycles.
2.	The Company did not implement or operate controls in the Digital Assets Services and Solutions segment consistently or on a timely manner. Deficiencies included executing control activities, performing appropriate reviews, and maintaining adequate documentation to evidence control performance.
3.	The Company did not design and maintain sufficient documentation to support management review controls across the Company’s business process cycles, which limited management’s ability to evidence the precision of such reviews and the basis for conclusions reached.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and this report does not affect our report dated May 13, 2026, on those financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company, and our report dated May 13, 2026, expressed an unqualified opinion.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ WWC, P.C.

San Mateo, California

May 13, 2026

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting in the year ended December 31, 2025, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.[Reserved]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Wing Wai Winson Ip and Lub Bun Chong are our audit committee financial experts. Each of them satisfies the independent requirements of the Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act.

ITEM 16B.CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees. We have filed our currently effective code of business conduct and ethics as an exhibit to our annual report on Form 20-F, and posted a copy of our code of business conduct and ethics on our investor relations website at https://ir.ambr.io.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by WWC, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	2024	2025

	(US$ in thousands)
Audit fees (1)	989	1,079
Tax fees (2)	—	—
Audit related fees (3)	70	—
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements, internal control over financial reporting and the review of our comparative interim financial statements.
(2)	“Tax fees” include fees billed for tax compliance and tax consultations.
(3)

“Audit-related fees” represent the aggregate fees billed in each of the fiscal years listed for the assurance and related services rendered by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit fees.”

The policy of our audit committee is to pre-approve all audit and other service provided by WWC as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In November 2025, we announced a share repurchase program authorized by our board of directors, under which we may repurchase up to US$50 million of our ADSs, each representing five Class A ordinary shares during a period of up to 12 months starting from December 1, 2025. Repurchases under our share repurchase program may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with the applicable rules and regulations. Our board of directors will review the share repurchase program periodically, and may authorize adjustments to its terms and size. The timing and number of the share repurchases will be subject to various factors including, but not limited to share price, trading volume and general market conditions, along with our working capital requirements and general business conditions. We plan to fund the repurchases from a combination of our cash balance and cash generated from our operations, and do not expect the repurchase program to adversely affect its existing business strategies.

The following table sets forth information about our purchases of outstanding ADSs in 2025:

				(d) Approximately
			(c) Total Number	Dollar Value of ADSs
			of ADSs Purchased	that May Yet be
			as Part of Publicly	Purchased Under the
	(a) Total Number of	(b) Average Price Paid	Announced Plans	Plans or Programs
Period	ADSs Purchased	per ADS (US$)(1)	or Programs	(in US$million)
November 2025	—	—	—	50.00
December 2025	516,703	1.68	516,703	49.13
Total	516,703	1.68	516,703	49.13
(1)	One ADS represent five Class A ordinary shares. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The disclosure called for by paragraph (a) of this Item 16F was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 29, 2025.

ITEM 16G.CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to the Nasdaq corporate governance requirements. However, Nasdaq Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance requirements. We follow our home country practices and have relied on and intend to continue to rely on some of the exemptions provided by the Nasdaq Stock Market Rules to a foreign private issuer, including exemptions from the requirements to have:

●

shareholder approval for certain events, including the establishment or amendment of certain equity based compensation plans and arrangements and certain transactions involving issuances of a 20% or more interest in our company;

●	majority of independent directors on our board of directors;
●	an annual general meeting of shareholders;
●	only independent directors being involved in the selection of director nominees and determination of executive officer compensation; and
●	regularly scheduled executive sessions of independent directors.

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

We have also integrated cybersecurity risk management into our overall enterprise risk management system. In addition, our policies require regular cybersecurity, information security, and threat awareness training for relevant personnel.

The assessment, identification, and management of cybersecurity risks are conducted internally, without reliance on outsourced personnel, and are supported by the use of mature, reputable, and industry-recognized security tools. In 2025, we did not have any cybersecurity incidents that have materially affected or are reasonably likely to materially affect our business, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry.”

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

●

our IT department consists of seven members, who have relevant experience in information security, compliance and risk management. Our IT department is responsible for the daily security operation and maintenance of our information systems and monitoring and coordinating our cybersecurity risk management processes, including preparing internal policies and remediation plans with respect to cybersecurity risk assessment and management, and promptly reporting material cybersecurity risk or incidents to our board of directors.

●

In addition, our IT department is responsible for implementing our cybersecurity risk management plans, regularly monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents, and reporting information about our cybersecurity risk and assessments results to a senior member of the IT department. This senior member has approximately eight years of experience in cybersecurity management.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to “Item 18. Financial Statements.”.

ITEM 18.FINANCIAL STATEMENTS

See pages beginning on page F-1 in this annual report.

ITEM 19.EXHIBITS

Exhibit Number	Description of Document

1.1

Tenth Amended and Restated Memorandum and Articles of Association, as currently in effect (incorporated by reference to Exhibit 1.1 to the annual report on Form 20-F for the year ended December 31, 2024 (file No. 001-38313) filed with the Securities and Exchange Commission on April 29, 2025)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.4)

2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 2.2 to the annual report on Form 20-F for the year ended December 31, 2024 (file No. 001-38313) filed with the Securities and Exchange Commission on April 29, 2025)

2.3

Description of the Rights of Ordinary Shares and ADSs (incorporated by reference to Exhibit 2.3 to the annual report on Form 20-F for the year ended December 31, 2024 (file No. 001-38313) filed with the Securities and Exchange Commission on April 29, 2025)

2.4

Form of Amended and Restated Deposit Agreement among the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts (incorporated by reference to Exhibit (a) to the Form F-6 Registration Statement (file No. 333-288354) filed with the Securities and Exchange Commission on June 26, 2025)

2.5

Form F-6 Registration Statement under the Securities Act of 1933 for Depositary Shares Evidenced by American Depositary Receipts (file No. 333-288354) filed with the Securities and Exchange Commission on June 26, 2025

4.7

Form of Indemnification Agreement with Executive Officers and Directors (incorporated by reference to Exhibit 4.7 to the annual report on Form 20-F for the year ended December 31, 2024 (file No. 001-38313) filed with the Securities and Exchange Commission on April 29, 2025)

4.8

Form of Employment Agreement and One Way Non-disclosure Agreement with Executive Officers (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-221034) filed with the Securities and Exchange Commission on October 20, 2017)

4.9

2025 Post-IPO Share Incentive Plan of Amber International Holding Limited, as amended and restated on May 16, 2025 (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form S-8 (file No. 333-288385) filed with the Securities and Exchange Commission on June 27, 2025)

4.11

Agreement and Plan of Merger, dated as of November 29, 2024, by and among the Registrant, Overlord Merger Sub Ltd., and Amber DWM Holding Limited (incorporated by reference to Exhibit 99.2 to Form 6-K (file No. 001-38313) filed with the Securities and Exchange Commission on November 29, 2024)

4.12

Amendment, Waiver and Framework Agreement, dated as of March 12, 2025, by and among iClick Interactive Asia Group Limited, Amber DWM Holding Limited, Overlord Merger Sub Ltd., Amber Global Limited and WhaleFin Technologies Limited (incorporated by reference to Exhibit 99.2 to Form 6-K (file No. 001-38313) filed with the Securities and Exchange Commission on March 12, 2025)

4.14

Intercompany Services Agreement, dated as of November 25, 2025, by and among Amber Match Limited, AG Global Technology Limited Inc., and WhaleFin Technologies Limited (incorporated by reference to Exhibit 99.1 to Form 6-K (file No. 001-38313) filed with the Securities and Exchange Commission on November 26, 2025)

8.1*	Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 to the annual report on Form 20-F for the year ended December 31, 2024 (file No. 001-38313) filed with the Securities and Exchange Commission on April 29, 2025)

11.2*	Statement of Policies Governing Material Non-public Information, Trading in Company Securities by Insiders and the Prevention of Insider Trading

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Travers Thorp Alberga

15.2*	Consent of Jingtian & Gongcheng

15.3*	Consent of Harry Elias Partnership LLP

15.4*	Consent of H.M. Chan & Co.

15.5*	Consent of WWC, P.C.

97.1*	Policy for the Recovery of Erroneously Awarded Compensation of the Registrant

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104.*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed with this annual report on Form 20-F

**Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

Amber International Holding Limited

	By:	/s/ Michael Wu
	Name:	Michael Wu
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: May 13, 2026

AMBER INTERNATIONAL HOLDING LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:The Board of Directors and Shareholders of

Amber International Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Amber International Holding Limited and its subsidiaries (the “Company”) as of December 31, 2023, 2024 and 2025, and the related consolidated statements of profit or loss, comprehensive loss, changes in shareholders’ equity, and cash flows in each of the years for the three-year period ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, 2024 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 13, 2026, expressed an adverse opinion.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relates.

Revenue recognition – Service income from a related party

As disclosed in Note 2.23 to the consolidated financial statements, the Company provides operational support services to a related-party’s digital asset trading platform and in return it is entitled to receive all net income generated by the related party. The revenue generated from this service contributed approximately 42% of the Company’s total revenue.

The principal consideration for our determination that this is a critical audit matter was the high degree of auditor effort required in performing procedures related to the Company’s service income. The related party’s digital asset trading platform offers a wide range of products and services, each possessing different operating characteristics and mechanisms. This required significant audit effort to understand the underlying mechanics of each of the products and services, including assessment of the Company’s performance of the operational support services promised under the contractual arrangements. Consequently, the audit procedures performed to audit each product and services are customized based on the terms of each contract with customers and promised performance obligations to be performed by the Company.

The primary procedures we performed to address this critical audit matter included the following, among others:

●	Obtained and reviewed the service contract to understand the contractual terms and assessed the identification of performance obligation in accordance with IFRS 15 Revenue from Contracts with Customers.
●	Obtained relevant contracts or term sheets or supporting information to understand the transaction flows and to assess the revenue recognition in accordance with IFRS 15 Revenue from Contracts with Customers.
●	Performed test of details on a sampling basis and inspected the relevant supporting documents to validate performance obligation satisfied by the Company and net revenue is appropriately recognized.
●	Performed procedures to test the reliability of the information transacted within the trading platform, including tests of IT General Controls.

Impairment assessment of goodwill

As disclosed in Note 16 to the consolidated financial statements, as at December 31, 2025, the carrying value of the Company’s goodwill arising from the acquisition of Sparrow Holdings Pte. Limited and its subsidiaries (collectively, the “Sparrow Group”) and iClick Interactive Asia Group Limited, the Company’s predecessor merger with Amber DWM Holding Limited accounted for as a reverse acquisition for accounting purposes (“iClick Group”), amounted to US$16,735,000 and US$36,401,000 respectively. For the purpose of the impairment assessment, management has identified Sparrow Group and iClick Group as separate cash generating units (“CGU”) to which the goodwill has been allocated.

Impairment assessment is carried out annually and whenever there is an indication that the carrying value of the CGU may be impaired. Management used value-in-use approach based on discounted cash flow projections to assess the recoverable amounts of the CGUs. This assessment requires management to make judgements over certain key inputs for the projections in relation to revenue growth rates, terminal growth rate and discount rate. Management concluded that the recoverable amount exceeded the carrying amount and, accordingly, no impairment was recognized.

Given the significant judgement and estimation involved in assessing the recoverable amounts, this was identified as a critical audit matter.

The primary procedures we performed to address this critical audit matter included the following, among others:

●	Evaluated the reasonableness of management’s key assumptions on revenue growth rates, gross profit margins, discount rate and terminal growth rate, by taking into consideration the current and expected future economic conditions.
●	Assessed the appropriateness of management’s assumptions by comparing to past historical performance and considering current developments.
●	Performed sensitivity analyses on the key assumptions to evaluate the effect of change in those assumptions on the recoverable amount of the CGUs.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No. 1171

We have served as the Company’s auditor since 2024.

San Mateo, California

May 13, 2026

AMBER INTERNATIONAL HOLDING LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(US$’000, except share data and per share data, or otherwise noted)

		As of January 1,	As of December 31,
	Note	2024	2024	2025
Assets
Current assets
Cash and cash equivalents	6	793	6,277	29,895
Time deposits	6	—	—	836
Restricted cash	6	—	3,049	3,171
Digital assets	7	—	3,005	33,509
USDC	7	—	1,827	12,449
Trade and other receivables	8	202	356	16,625
Income tax recoverable		—	—	141
Collateral receivables	9	—	14,414	3,407
Amount due from related parties	31	10,532	11,533	32,341
Financial assets at fair value through profits or loss	11	257	264	22,084
Crypto assets loan receivables	13	7,868	69,934	42,141
Derivative financial assets	12	20	1,576	316
		19,672	112,235	196,915
Assets classified as held for sale	5	—	—	17
Total current assets		19,672	112,235	196,932

Non-current assets
Property, plant and equipment	14	1	—	97
Intangible assets	15	443	160	2,949
Goodwill	16	16,735	16,735	53,136
Right-of-use assets	20	—	704	1,484
Investment accounted for using equity method	10	—	—	90
Financial assets at fair value through profits or loss	11	—	—	1,189
Other receivables	8	—	—	495
Deferred tax assets	27	—	—	7
Total non-current assets		17,179	17,599	59,447

Total assets		36,851	129,834	256,379

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	17	637	1,841	13,427
Collateral payables	9	—	14,414	10,941
Contract liabilities	19	—	—	8,575
Liabilities due to customers	18	13,867	71,523	61,351
Amount due to related parties	31	26,875	9,980	48,031
Derivative financial liabilities	12	20	1,576	316
Lease liabilities	20	—	230	867
Income tax payable		—	—	513
		41,399	99,564	144,021
Liabilities classified as held for sale	5	—	—	1,277
Total current liabilities		41,399	99,564	145,298

Non-current liabilities
Lease liabilities	20	—	485	722
Accrued liabilities	17	—	—	47
Total non-current liabilities		—	485	769

Total liabilities		41,399	100,049	146,067

Equity
Share capital	21	1	1	424
Share premium	21	2,999	13,499	90,540
Treasury shares	21	—	—	(903)
Other reserves	22	6,069	53,175	53,390
Accumulated losses		(13,617)	(36,890)	(33,139)
Total equity		(4,548)	29,785	110,312

Total equity and liabilities		36,851	129,834	256,379

The accompanying notes are an integral part of these financial statements.

AMBER INTERNATIONAL HOLDING LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(US$’000, except share data and per share data, or otherwise noted)

		For the years ended December 31,
	Note	2023	2024	2025
Continuing operations
Revenue	23, 31(a)	2,734	7,475	66,089
Cost of revenue		(1,565)	(4,980)	(16,653)
Gross profit		1,169	2,495	49,436

Operating expenses
Research and development expenses		(448)	(452)	(10,812)
Sales and marketing expenses		(10)	(80)	(7,933)
General and administrative expenses		(4,355)	(7,269)	(28,096)
Total operating expenses	24	(4,813)	(7,801)	(46,841)

Operating (loss)/profit		(3,644)	(5,306)	2,595

Finance income	25	—	150	619
Finance costs	25	(145)	(46)	(71)
Other gains, net	26	85	167	2,144
Realized gain/(loss) on disposal of digital assets		100	(265)	(187)
Realized fair value changes of digital assets on loan from related parties denominated in digital assets		(415)	41	—
Unrealized fair value changes of digital assets		(200)	(7)	(150)
Unrealized fair value changes of digital assets on loan from related parties denominated in digital assets		(9,317)	(18,007)	(1,302)

(Loss)/profit from continuing operations before share of loss from an equity investee and income tax expense		(13,536)	(23,273)	3,648

Share of loss from an equity investee	10	—	—	(50)
Income tax credit	27	—	—	1,067
Net (loss)/income from continuing operations		(13,536)	(23,273)	4,665

Discontinued operations
Net loss from discontinued operations	5.2, 5.3	—	—	(2,035)

Net (loss)/profit		(13,536)	(23,273)	2,630

Net (loss)/profit attributable to:
Owners of Amber International Holding Limited		(13,536)	(23,273)	3,751
Non-controlling interest		—	—	(1,121)
		(13,536)	(23,273)	2,630

Net (loss)/profit attributable to owners of Amber International Holding Limited arises from:
Continuing operations		(13,536)	(23,273)	4,665
Discontinued operations		—	—	(914)
		(13,536)	(23,273)	3,751

The accompanying notes are an integral part of these consolidated financial statements.

AMBER INTERNATIONAL HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(US$’000, except share data and per share data, or otherwise noted)

		For the years ended December 31,
	Note	2023	2024	2025
Net (loss)/profit		(13,536)	(23,273)	2,630

Other comprehensive loss:
Item that may be reclassified subsequent to profit or loss:
Foreign currency translation adjustment		—	—	(1,309)
Comprehensive loss		(13,536)	(23,273)	1,321
Comprehensive loss attributable to non-controlling interest		—	—	1,106
Comprehensive loss attributable to Amber International Holding Limited’s ordinary shareholders, net of tax US$nil		(13,536)	(23,273)	2,427

Total comprehensive (loss)/income attributable to:
Owners of Amber International Holding Limited		(13,536)	(23,273)	2,427
Non-controlling interest		—	—	(1,106)
		(13,536)	(23,273)	1,321

Net (loss)/profit from continued operations per ADS attributable to Amber International Holding Limited	28
- Basic		(0.2184)	(0.3756)	0.0538
- Diluted		(0.2184)	(0.3756)	0.0538

Net loss from discontinued operations per ADS attributable to Amber International Holding Limited	28
- Basic		—	—	(0.0105)
- Diluted		—	—	(0.0105)

The accompanying notes are an integral part of these consolidated financial statements.

AMBER INTERNATIONAL HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(US$’000, except share data and per share data, or otherwise noted)

						Total Amber
	Share	Share	Treasury	Other		International
	capital	premium	shares	reserves	Accumulated	shareholders’	Non-controlling	Total
	(Note 21)	(Note 21)	(Note 21)	(Note 22)	losses	equity	interest	Equity
Balance at January 1, 2023	1	2,999	—	6,069	(81)	8,988	—	8,988

Net loss for the year	—	—	—	—	(13,536)	(13,536)	—	(13,536)

Balance at December 31, 2023	1	2,999	—	6,069	(13,617)	(4,548)	—	(4,548)

Balance at January 1, 2024	1	2,999	—	6,069	(13,617)	(4,548)	—	(4,548)

Net loss for the year	—	—	—		(23,273)	(23,273)	—	(23,273)
Waiver of related parties balances	—	—	—	47,106	—	47,106	—	47,106
Issuance of Series A preference shares	—	10,500	—	—	—	10,500	—	10,500

Balance at December 31, 2024	1	13,499	—	53,175	(36,890)	29,785	—	29,785

Balance at January 1, 2025	1	13,499	—	53,175	(36,890)	29,785	—	29,785

Net income for the year	—	—	—	—	3,751	3,751	(1,121)	2,630
Other comprehensive loss	—	—	—	(1,324)	—	(1,324)	15	(1,309)
Total comprehensive income for the year	—	—	—	(1,324)	3,751	2,427	(1,106)	1,321

Waiver of related party balance	—	—	—	948	—	948	—	948

Transaction with owners in their capacity as owners:
Issuance of ordinary shares upon consummation of merger, net of issuance cost (Note 5.1)	411	51,723	(32)	—	—	52,102	1,359	53,461
Issuance of ordinary shares upon private placement, net of cost	12	25,327	—	—	—	25,339	—	25,339
Repurchase of ordinary shares	—	—	(880)	—	—	(880)	—	(880)
Exercise of share options and vesting of restricted shares and RSUs	—	(9)	9	—	—	—	—	—
Share-based compensation expense (Note 29)	—	—	—	591	—	591	—	591
Deconsolidation of discontinued operations (Note 5.3)	—	—	—	—	—	—	(253)	(253)
	423	77,041	(903)	591	—	77,152	1,106	78,258
Balance at December 31, 2025	424	90,540	(903)	53,390	(33,139)	110,312	—	110,312

The accompanying notes are an integral part of these financial statements.

AMBER INTERNATIONAL HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$’000, except share data and per share data, or otherwise noted)

		For the years ended December 31,
	Note	2023	2024	2025
Cash flows from operating activities
Cash generated from/(used in) operating activities	30(a)	11,464	(555)	(24,887)
Income tax refunded		—	—	336
Net cash generated from/(used in) operating activities		11,464	(555)	(24,551)

Cash flows from investing activities
Net cash acquired from business combination	5.1	—	—	17,841
Disposal of subsidiaries, net of cash disposed	5.2	—	—	(2,558)
Purchases of property, plant and equipment		—	—	(92)
Purchase of intangible assets		—	(76)	(284)
Disposal of financial assets at fair value through profits or loss		—	—	2,566
Additions of financial assets at fair value through profits or loss		—	—	(2,395)
Purchase of time deposits		—	—	(836)
Purchase of digital assets		—	—	(4,000)
Interest received		—	134	497
Net cash generated from investing activities		—	58	10,739

Cash flows from financing activities
Repayments to related parties		(11,574)	(10,518)	(616)
Proceeds from related parties		10	3,010	14,235
Proceeds from bank borrowings, net		—	—	15
Payment for principal and interest of lease liabilities		(247)	(11)	(796)
Repurchase of ordinary shares		—	—	(880)
Proceeds from private placement, net of cost		—	—	25,339
Proceeds from issuance of ordinary and preference shares		—	13,500	—
Net cash (used in)/generated from financing activities		(11,811)	5,981	37,297

Net (decrease)/increase in cash and cash equivalents		(347)	5,484	23,485
Cash and cash equivalents at beginning of year		1,140	793	6,277
Effect on exchange rate changes on cash and cash equivalents		—	—	133
Cash and cash equivalents at end of year		793	6,277	29,895

The accompanying notes are an integral part of these consolidated financial statements.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1.Organization and principal activities

1.1Organization and nature of operation

Amber International Holding Limited (the “Company” or “Amber International”) is a Cayman Islands holding company with no operations of its own and conducts its business through its subsidiaries and its controlled structured entity (“Variable interest entity”, or “VIE”). Amber International, its subsidiaries and its VIE are collectively referred to as the Group.

Amber International was incorporated under the law of Cayman Islands as a limited company on February 3, 2010. The Group is principally engaged in the provision of institutional crypto financial services and solutions, and provision of online advertising, software as a service (“SaaS”) products and services. The Company’s principal operations and geographic market are in Singapore and Hong Kong.

On March 12, 2025, iClick Interactive Asia Group Limited (“iClick”), the Company’s predecessor, completed the merger with Amber DWM Holding Limited (“Amber DWM”), a Cayman Islands exempted company and the holding entity of the Group’s digital wealth management business. The merger is accounted for as a reverse acquisition for accounting purposes. Accordingly, the merger is treated as the equivalent of Amber DWM issuing shares for the acquisition of iClick, accompanied by a recapitalization. The name of the Company was then changed from “iClick Interactive Asia Group Limited” to “Amber International Holding Limited”, and its ticker symbol from “ICLK” to “AMBR”. See Note 5.1 to the consolidated financial statements for details.

The accompanying consolidated financial statements include the financial statements of Amber International and its principal subsidiaries and VIE as follow:

		Percentage of effective
		ownership held by the
Name of subsidiary		Company
(Country of incorporation and		December 31,	December 31,	December 31,
principal place of business)	Principal activities	2023	2024	2025
Amber DWM Holding Ltd.(1)	Holding entity	100%	100%	100%
Sparrow Holdings Pte. Ltd. (Singapore) (2)	Investment holding	100%	100%	100%
Sparrow Tech Private Limited (Singapore) (3)	Develop digital asset platform to provide digital asset products/solutions	100%	100%	100%
Sparrow Digital Pte. Ltd. (Singapore)	Develop digital asset platform to provide digital asset products/solutions	100%	100%	100%
Sparrow Operations Private Limited (Singapore) (4)	Other business support services	100%	100%	100%
Sparrow Fund Management Pte.Ltd. (Singapore) (5)	Fund management activities	100%	100%	100%
Amber DWM Limited (Hong Kong) (6)	Cost centre	100%	100%	100%
Amber Premium FZE (Dubai) (7)	VATP license application	—	100%	100%
Amber Match Limited (BVI) (8)	Business support services	—	100%	100%
Amber Trading Alfa Limited (BVI) (9)	Inactive	100%	—	—
MegaVoyage Holding Limited (BVI) (10)	Investment entity	—	—	100%
BetaForce Holding Limited (BVI) (11)	Holding entity	—	—	100%
Macro Investment Holding Limited (BVI) (12)	Investment entity	—	—	100%
Macro Ventures Holding Limited (BVI) (13)	Investment entity	—	—	100%
Beta Major Investment Holding Limited (BVI) (14)	Investment entity	—	—	100%
iClick Interactive Asia Limited (Hong Kong) (Note 5.1)	Online advertising, SaaS products and services	—	—	100%
China Search (Asia) Limited (Hong Kong) (Note 5.1)	Online advertising	—	—	100%
CMRS Digital Solutions Limited (Hong Kong) (Note 5.1)	Online advertising, SaaS products and services	—	—	100%
VIE
Beijing OptAim Network Technology Co., Ltd. (“Beijing OptAim”) (Note 5.1 and 5.3)	Dormant	—	—	100%

Note:

1. Amber DWM Holding Ltd was incorporated in Cayman on November 28, 2023 and become a wholly-owned subsidiary of Amber International Holding Ltd after listing.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1.Organization and principal activities (Continued)

1.1	Organization and nature of operation (Continued)

2—5. Sparrow Holdings Pte. Ltd., Sparrow Tech Private Limited, Sparrow Digital Pte. Ltd., Sparrow Operations Private Limited, and Sparrow Fund Management Pte. Ltd. (collectively known as “Sparrow Group), these entities were incorporated in Singapore and acquired by Amber Global Limited on November 29, 2022. As part of the preparation for the business combination, Amber Global Limited transfers the entire issued and paid—up capital of Sparrow Group to Amber DWM Holding Limited, a wholly—owned subsidiary of Amber Global Limited on July 18, 2024. As a result of the transfer, Sparrow Group became a wholly—owned subsidiary of Amber DWM Holding Limited.

6. Amber DWM Limited was incorporated in Hong Kong on January 29, 2024 and is a wholly—owned subsidiary of Amber DWM Holding Limited.

7. Amber Premium FZE was incorporated in Dubai on September 24, 2024 and is a wholly—owned subsidiary of Amber DWM Holding Limited.

8. Amber Match Limited was incorporated in the British Virgin Islands on May 6, 2022 as a wholly—owned subsidiary of Amber Global Limited. As part of the preparation for the business combination, Amber Global Limited transfers the entire issued capital of Amber Match Limited to Amber DWM Holding Limited on Jan 23, 2025. As a result of the transfer, Amber Match Limited became a wholly—owned subsidiary of Amber DWM Holding Limited.

9. Amber Trading Alfa Limited was incorporated in the British Virgin Islands on April 8, 2022 as a wholly—owned subsidiary of Amber Technologies Limited, a subsidiary of Amber Global Limited. As part of the preparation for the business combination, Amber Technologies Limited transfers the entire issued and paid—up capital of Amber Trading Alfa Limited to Amber DWM Holding Limited on June 27, 2024. As a result of the transfer, Amber Trading Alfa Limited became a wholly—owned subsidiary of Amber DWM Holding Limited. However, this entity was disposed of by Amber DWM Holding Limited with no consideration on November 29, 2024. There is a gain of USD 5,003.92 from the disposal.

10. MegaVoyage Holding Limited was incorporated in the British Virgin Islands on May 14, 2025 and is a wholly—owned subsidiary of Amber DWM Holding Limited.

11. BetaForce Holding Limited was incorporated in the British Virgin Islands on May 14, 2025 and is a wholly—owned subsidiary of Amber DWM Holding Limited.

12. Macro Investment Holding Limited was incorporated in the British Virgin Islands on June 30, 2025 and is a wholly—owned subsidiary of Amber DWM Holding Limited.

13. Macro Ventures Holding Limited was incorporated in the British Virgin Islands on and is a wholly—owned subsidiary of Amber DWM Holding Limited.

14. Beta Major Investment Holding Limited was incorporated in the British Virgin Islands on and is a wholly—owned subsidiary of Amber DWM Holding Limited.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1.Organization and principal activities (Continued)

1.2Variable interest entity

The PRC laws and regulations prohibit or restrict foreign ownership of companies that provide internet—based business, which include activities and services provided by the Group. The Group operates its business operations in the PRC through a series of contractual arrangements (“Structured Contracts”) entered into among the Company, its wholly—owned subsidiary (“WOFE”), VIE that is legally owned by individual (“Nominee Shareholder”) authorized by the Group (collectively, “Contractual Arrangements”).

Under the Contractual Arrangements, the Company has the power to control the management, and financial and operating policies of the VIE, has exposure or rights to variable returns from its involvement with the VIE, and has the ability to use its power over the VIE to affect the amount of the returns. As a result, VIE is accounted for as consolidated structured entities of the Company and its financial statements have been consolidated by the Company.

Amber International’s relationships with Beijing OptAim and its shareholders are governed by the following contractual arrangements:

●	Cooperative Agreement

Under the cooperative agreement between WOFE and Beijing OptAim, WOFE has the exclusive right to provide to Beijing OptAim, among others, technical consulting, technical support, business consulting, and appointment and dismissal of employees. WOFE will collect a fee from Beijing OptAim to be determined at the sole discretion of WOFE. The term of this agreement will not expire unless WOFE provides prior written notice to Beijing OptAim.

●	Purchase Option Agreement

The parties to the purchase option agreement are WOFE, Beijing OptAim and each of the shareholders of Beijing OptAim. Under the purchase option agreement, each of the shareholders of Beijing OptAim irrevocably granted WOFE or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of its equity interests in Beijing OptAim. WOFE or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without prior written consent from WOFE, Beijing OptAim’s shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Beijing OptAim. The agreement will not expire until all shares of Beijing OptAim are transferred to WOFE or its designated representative(s).

●	Power of Attorney

Pursuant to the irrevocable power of attorney executed by the shareholders of Beijing OptAim, Beijing OptAim appointed WOFE as its attorney—in—fact to exercise all shareholders’ rights in Beijing OptAim, including, without limitation, the power to vote on all matters of Beijing OptAim.

Beijing OptAim requires shareholder approval under PRC laws and regulations and the articles of association of Beijing OptAim. The power of attorney will remain in force until WOFE provides prior written notice to Beijing OptAim.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1.Organization and principal activities (Continued)

1.2Variable interest entity (Continued)

●	Power of Attorney (Continued)

Pursuant to the pledge agreement between WOFE and the shareholders of Beijing OptAim, the shareholders of Beijing OptAim have pledged all of their equity interests in Beijing OptAim to WOFE to guarantee the performance byBeijing OptAim under the cooperative agreement, purchase option agreement, and powers of attorney. If Beijing OptAim and/or its shareholders breach their contractual obligations under those agreements, WOFE, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Under the pledge agreement, the shareholders of Beijing OptAim are not able to provide any other guarantee by pledging the shares of Beijing OptAim, transfer or sell their pledged shares to other individual, change share capital of Beijing OptAim or transfer or sell the assets out of Beijing OptAim. The shareholders of Beijing OptAim have completed the registration of the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law on June 21, 2017.

As of December 31, 2025, the total assets of Beijing OptAim (excluding amounts due from subsidiaries of the Company) were US$17, mainly comprising other current assets. As of December 31, 2025, the total liabilities of Beijing OptAim (excluding amounts due to subsidiaries of the Company) were US$1,277, mainly comprising lease liabilities, income tax payable and other current liabilities.

In accordance with the aforementioned agreements, Amber International has the power to direct activities of Beijing OptAim, and can have assets transferred out of Beijing OptAim. Therefore Amber International considers that there is no asset in Beijing OptAim that can be used only to settle obligations of Beijing OptAim, except for registered capital and PRC statutory reserves of Beijing OptAim amounting to US$1,809, as of December 31, 2025. As Beijing OptAim was incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of Amber International for all the liabilities of Beijing OptAim. Currently there is no contractual arrangement that could require Amber International to provide additional financial support to Beijing OptAim.

There is no VIE where Amber International has variable interest but is not the primary beneficiary. In the opinion of Amber International’s management, the contractual arrangements among WOFE, VIE and the Nominee Shareholder are in compliance with current PRC laws and are legally binding and enforceable.

Amber International’s ability to control Beijing OptAim also depends on the power of attorney and the effect of the share pledge under the Pledge Agreement and the WOFE has to vote on all matters requiring shareholder approval in Beijing OptAim. As noted above, Amber International believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2.Material accounting policy information

2.1Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by financial assets at FVTPL, digital assets, crypto assets loan receivable, collateral receivable, collateral payable, liabilities due to customers and derivatives which are measured at fair value.

The preparation of financial statements in conformity with IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4 to the consolidated financial statements.

(a)Amendments to the accounting standards adopted

IAS 21 and IFRS 1                Lack of Exchangeability (amendments)

The adoption of the amendments to standards does not have material impact on the consolidated financial statements of the Group

(b)New standards, amendments to standards and annual improvements issued that are not yet effective

Effective for annual periods beginning on or after
IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments and Contracts Referencing Nature-dependent Electricity (amendments)	1 January 2026
IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7: Annual Improvements to IFRS Accounting Standards — Volume 11 (amendments)	1 January 2026
IFRS 18: Presentation and Disclosure in Financial Statements	1 January 2027
IFRS 19: Subsidiaries without Public Accountability: Disclosures	1 January 2027
IFRS 10 and IAS 28: Sale or contribution of assets between an investor and its associate or joint venture (amendments)	To be determined

The Group is in the process of making an assessment of the impact of these new standards, amendments to standards and annual improvement upon initial application. The adoption of IFRS 18 will not affect the recognition or measurement of items in the consolidated financial statements. It mainly has impacts on presentation and disclosure of income and expenses and adds new disclosure requirements on management—defined performance measures within the consolidated financial statements. Except for IFRS 18, none of these is expected to have significant impact on the consolidated financial statements of the Group.

2.2Basis of consolidation

Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2.Material accounting policy information (Continued)

2.2Basis of consolidation (Continued)

Consolidation (Continued)

Subsidiaries are all entities (including VIE) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of financial position, statement of comprehensive income and statement of changes in shareholders’ equity, respectively.

When the Group ceases to consolidate a subsidiary because of a loss of control, any retained interests in the entity are remeasured to its fair value with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purpose of subsequently accounting for the retained interests as an associate, a joint venture or a financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRS Accounting Standards.

2.3Business combination

The Group applies the acquisition method to account for business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

●	fair value of the assets transferred;
●	liabilities incurred to the former owners of the acquired business;
●	equity interests issued by the Group;
●	fair value of any asset or liability resulting from a contingent consideration arrangement; and
●	fair value of any pre—existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair value at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition—by—acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition—related costs are expensed as incurred.

The excess of the consideration transferred, amount of any non-controlling interests in the acquiree, and the acquisition—date fair value of any previous equity interests in the acquire over the fair value of the identifiable net assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net assets of the business acquired in the case of a bargain purchase, the difference is recognized directly in the profit or loss.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2.Material accounting policy information (Continued)

2.3Business combination (Continued)

Business combination under common control

The Group accounts for the business combination between entities under common control using the predecessor accounting. For predecessor accounting:

●	Assets and liabilities of the acquired entity are stated at predecessor carrying value. Fair value measurement is not required.
●	No new goodwill arises in predecessor accounting.
●	Any difference between the consideration given and the aggregate carrying value of the assets and liabilities of the acquired entity at the date of the transaction is included in equity in retained earnings or in a separate reserve.

The Group does not restate any assets and liabilities of the acquired entity. The assets and liabilities of the acquired entity are consolidated using the predecessor’s amounts from the controlling party’s perspective. No new goodwill is recorded. Any difference between the cost of investment and the carrying value of the net assets is recorded in equity as merger reserve.

2.4Investment accounted for using equity method

Associate

Associates are all entities over which the Group has significant influence but not control or joint control, generally but not necessarily accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting, after initially being recognized at cost.

Equity method

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post—acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

When the Group’s share of losses in an equity—accounted investment equals or exceeds its interest in the entity, including any other unsecured long—term receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

The Group determines at each reporting date whether there is any objective evidence that investments accounted for using the equity method, including investments in associates and joint ventures, are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying amount and recognizes the amount in “other gains, net”.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2.Material accounting policy information (Continued)

2.5Foreign currency translation

(i)Functional and presentation currency

The presentation currency of Amber International is the United States dollars (“US$”). Amber International is a holding company engaged in capital raising and financing activities denominated in US$. As such, Amber International’s functional currency has been determined to be the US$. The functional currency of Amber International’s subsidiaries is the local currency of the country in which they are domiciled.

(ii)Transactions and balances

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange existing at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing at the transaction date.

Foreign exchange gains and losses are presented in the consolidated statements of profit or loss within “other gains, net”.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on nonmonetary assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as fair value through other comprehensive income are recognised in other comprehensive income.

(iii)Group companies

The results and financial positions of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting period;
●	income and expenses for each income statement and statement of comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
●	all resulting exchange differences are recognised in other comprehensive income.

(iv)Disposal of foreign operation

On the disposal of a foreign operation (this is, a disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, or a disposal involving loss of joint control over a joint venture that includes a foreign operation), all of the currency translation differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2.Material accounting policy information (Continued)

2.6Segment reporting

Operating segment is reported in a manner consistent with the internal reporting provided to the chief operating decision—maker (“CODM”), who is responsible for allocating resources and assessing performance of the operating segments. The CODM is comprised of certain members of Amber International’s management team, including the board of directors and chief executive officer.

The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The CODM who allocates resources to and assesses the performance of each operating segment using information about the operating segment’s revenue and income/(loss) from operations. The CODM does not evaluate operating segments using asset or liability information.

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

The projected cost of dismantlement, removal or restoration is also recognized as part of the cost of property, plant and equipment if the obligation for the dismantlement, removal or restoration is incurred as a consequence of either acquiring the asset or using the asset for purpose other than to produce inventories.

Depreciation is calculated using the straight—line method to allocate depreciable amounts over their estimated useful lives. The estimated useful lives are as follows:

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

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on derecognition of the asset is included in unaudited condensed consolidated statements of profit or loss.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2.Material accounting policy information (Continued)

2.8Intangible assets

Intangible assets mainly consist of computer software and systems, customer relationship, brand name, trademark acquired through the acquisitions of subsidiaries and contract backlog. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Amortization of finite lived intangible assets is computed using the straight—line method over the following estimated useful lives, which are as follows:

Computer software and systems	2—5 years
Customer relationship	4—5 years
Brand Name	4 years
Trademark	10 years
Contract backlog	3 years

2.9Goodwill

Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to each of the cash—generating units (“CGU”s) for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, below the operating segment.

2.10Impairment of non-financial assets

Intangible assets and goodwill that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (CGUs). Non—financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2.Material accounting policy information (Continued)

2.11Financial instruments

Financial assets

(a)Classification

The Group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss), and
●	those to be measured at amortised cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (“FVOCI”). The Group reclassifies debt investments when and only when its business model for managing those assets changes.

(b)Initial recognition and measurement

Financial assets are recognized when, and only when the entity becomes party to the contractual provisions of the instruments.

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

(c)Subsequent measurement

Equity instruments

Any subsequent changes in fair value of equity instruments are recognized in profit or loss. However, for investments in equity instruments which are not held for trading, the Group may make an irrevocable election at initial recognition to present subsequent changes in fair value of the investments in other comprehensive income. Additionally, the investment in ordinary shares with significant influence can only be accounted for using the equity method with limited exceptions.

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the contractual cash flow characteristics of the asset. The three measurement categories for classification of debt instruments are amortized cost, FVOCI and FVPL.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2.Material accounting policy information (Continued)

2.11Financial instruments (Continued)

Financial assets (Continued)

(c)Subsequent measurement (Continued)

At amortized cost

Financial assets that are held for the collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Financial assets are measured at amortized cost using the effective interest method, less impairment. Gains and losses are recognized in profit or loss when the assets are derecognized or impaired, and through the amortization process.

At fair value through other comprehensive income

Financial assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Financial assets measured at FVOCI are subsequently measured at fair value. Any gains or losses from changes in fair value of the financial assets are recognized in other comprehensive income, except for impairment losses, foreign exchange gains and losses and interest calculated using the effective interest method are recognized in profit or loss. The cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment when the financial asset is derecognized.

At fair value through profit or loss

Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt instrument that is subsequently measured at FVPL and is not part of a hedging relationship is recognized in profit or loss in the period in which it arises.

(d)Impairment

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next twelve‑months (a twelve‑month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of timing of the default (a lifetime ECL).

For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward—looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2.Material accounting policy information (Continued)

2.11Financial instruments (Continued)

Financial assets (Continued)

(d)Impairment (Continued)

The Group considers a financial asset in default when contractual payments are 60 —180 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

(e)Derecognition

A financial asset is derecognized where the contractual right to receive cash flows from the asset has expired. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had been recognized in other comprehensive income for debt instruments is recognized in profit or loss.

(f)Derivatives

A derivative financial instrument is initially recognized at its fair value on the date the contract is entered into and is subsequently carried at its fair value. Fair value changes on derivatives that are not designated or do not qualify for hedge accounting are recognized in profit or loss when the changes arise.

Financial liabilities

(a)Initial recognition and measurement

Financial liabilities are recognized when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognised initially at fair value plus in the case of financial liabilities not at FVPL, net of directly attributable transaction costs.

(b)Subsequent measurement

After initial recognition, financial liabilities that are not carried at FVPL are subsequently measured at amortised cost using the effective interest method. Gains and losses are recognised in profit or loss when the liabilities are derecognised, and through the amortisation process.

(c)Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. On derecognition, the difference between the carrying amounts and the consideration paid is recognised in profit or loss.

(d)Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position when there is a legally enforceable right to offset and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2.Material accounting policy information (Continued)

2.12Collateral receivables and collateral payables

The Group enters into structured product arrangements with customers that require the customers to pledge crypto assets as collateral. Collateral received from customers are held either in the third—party trust accounts or third—party custodian platforms, which are recorded under “collateral receivables” in the consolidated statements of financial position. Crypto assets pledged as collateral are initially measured at fair value on the date of receipt and subsequently re—measured at each reporting date, with changes in fair value recognized in the financial statements. The Group maintains operational control over these assets, including private key access for third—party trust account collateral and monitoring rights for third—party custodian platforms collateral. Under the contract terms, customers retain legal ownership of the collateral, and the Group is obligated to return the same type and quantity of crypto assets upon contract settlement, assuming no default.

Crypto assets received from customers is the Group’s obligation to return, such obligations are recorded under “collateral payables” at fair value. Changes in the fair value of this liability are recognized in net income. The Group offsets these fair value adjustments against corresponding changes in “collateral receivables” where applicable, given the back—to—back nature of customer contracts and hedging arrangements.

2.13Digital assets

The Group’s digital asset portfolio mainly comprises cryptocurrencies and since the Group actively trades cryptocurrencies, acquiring them with a view to their resale in the near future for the ordinary course of business. The Group applies the guidance in IAS 2 Inventories for commodity broker—traders and measures the digital assets at fair value less costs to sell. The Group considers there are no significant “costs to sell” digital assets and hence measurement of digital assets is based on their fair values with changes in fair values recognized in profit or loss in the period of the changes.

Digital assets held for customers or placed with counterparties

Digital assets are recognized as the Group’s assets when the Group has present rights to the digital assets and the right to an economic benefit and control others’ access to the benefit. If it is determined that the Group has the control over the digital asset, the Group recognizes digital assets held for customers as its asset and recognizes a corresponding liability due to its customer for the digital assets in its financial statements.

USD Coin (“USDC”)

USDC is a type of cryptocurrency that is backed by reserve assets in the traditional financial system, such as cash and cash equivalents, or securities. USDC is a stable coin redeemable on a one—to—one basis for United States dollars. Thus, it is accounted as a financial instrument amortized at cost recorded in consolidated statements of financial position of the Group.

2.14Crypto assets loan receivables

The Group subscribes to Earn products for a fixed-term (ranging from 1 to 365 days) or flexible arrangement to earn interest on a digital asset platform operated by a related party by providing digital assets to such platform. Pursuant to the subscription agreements, upon the Group’s subscription to an Earn product, all right, title and interest in and to the principal are transferred to the platform free and clear of any liens, claims, charges or encumbrances or any other interest of the Group or of any third party. The platform does not act as a custodian, depositary or trustee with respect to the principal or earnings for the Group. The substance of these wealth management products is a loan extended by the Group, as lender, to the platform, as borrower.

At the inception of the loan, the Group derecognizes the digital assets lent and recognizes a “Crypto Assets Loan Receivable”, reflecting its transfer of control over the crypto assets and its contractual right to receive the principal crypto assets and interest from the borrower.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2.Material accounting policy information (Continued)

2.14Crypto assets loan receivables (Continued)

The crypto assets loan receivable exposes the Group to the credit risk of the borrower and price risk of the underlying crypto asset. Accordingly, it comprises (i) a receivable representing principal and interest, which is initially measured at the fair value of the underlying crypto assets less allowance for expected credit losses, and (ii) an embedded forward feature arising from changes in the fair value of the underlying crypto assets, which is measured at fair value through profit or loss at each reporting period. Interest income earned on the loan is recognized separately and measured at the fair value of the interest received or receivable. Any difference between the carrying amount of the lent digital assets and their fair value is recognized in profit or loss.

2.15Lease

When the Group is the lessee

At the inception of the contract, the Group assesses if the contract contains a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Reassessment is only required when the terms and conditions of the contract are changed.

Right-of-use assets

The Group recognizes a right-of-use asset and lease liability at the date which the underlying asset is available for use. right-of-use assets are measured at cost which comprises the initial measurement of lease liabilities adjusted for any lease payments made at or before the commencement date and lease incentives received. Any initial direct costs that would not have been incurred if the lease had not been obtained are added to the carrying amount of the right-of-use assets.

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

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2.Material accounting policy information (Continued)

2.15Lease (Continued)

Lease liabilities (Continued)

Lease liabilities are measured at amortized cost using the effective interest method. Lease liabilities shall be remeasured when:

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

Short-term and low-value leases

The Group has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low-value leases, except for sublease arrangements. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

2.16Liabilities due to customers

Liabilities due to customers arise from arrangements under which the Group receives assets (either crypto assets or cash) from customers and contractually agrees to return assets to customers at a specified maturity date or upon redemption. The Group’s obligation to customers is denominated in crypto assets or reflects the performance of underlying fund investments.

These liabilities expose the Group to price risk or fair value fluctuations of the underlying assets. Accordingly, the Group classifies these liabilities as financial liabilities at fair value through profit or loss. They are initially recognized at the fair value of the assets received on the inception date. Subsequently, they are measured at fair value at each reporting date, with changes in fair value recognized in profit or loss in the period in which they arise.

The Group has designated these liabilities as at fair value through profit or loss because this designation eliminates or significantly reduces a measurement inconsistency that would otherwise arise from measuring the related assets (including crypto assets and fund investments) at fair value through profit or loss.

2.17Cash and cash equivalents, restricted cash and time deposits

Cash and cash equivalents in the consolidated statements of financial position comprise cash on hand and cash in bank, which have original maturities of three months or less and are readily convertible to known amounts of cash.

Restricted cash represented bank deposits in accounts that are restricted as to withdrawal for use or pledged as. For restriction which is expected to be released within one year of the balance sheet date, the respective restricted cash balance is classified as current.

Time deposits with financial institutions that have maturities of more than three months but less than twelve months are classified as current assets. These deposits are not considered cash and cash equivalents as they are subject to more than insignificant risk of changes in value.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2.Material accounting policy information (Continued)

2.18Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

2.19Current and deferred income tax

Current income tax

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

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2.Material accounting policy information (Continued)

2.19Current and deferred income tax (Continued)

Offsetting

Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current income tax assets against current income tax liabilities and where the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.20Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be estimated reliably.

The Group recognizes the estimated costs of dismantlement, removal or restoration of items of property, plant and equipment arising from the acquisition or use of assets. This provision is estimated based on the best estimate of the expenditure required to settle the obligation, taking into consideration time value of money.

2.21Contract liabilities

The Company receives prepayments for services in advance of service performance from certain customers. The amounts received in advance are recorded as contract liabilities and recognized as revenue in the period which the corresponding services are performed.

2.22Share-based compensation

The Group grants stock—based awards, including share options and restricted share units (“RSU”s) of Amber International, to eligible employees, officers, directors, and non—employee consultants. The fair value of the services received in exchange for the grant of the equity instruments is recognized as Share-based compensation with a corresponding increase in equity.

Under the fair value recognition provisions, Share-based compensation costs are measured at the grant date. The Share-based compensation expenses have been categorized as either general and administrative expenses, sales and marketing expenses or research and development expenses, depending on the job functions of the grantees. For the options and RSUs granted to employees, the compensation expense is recognized using the graded—vesting attribution approach over the requisite service period, which is generally the vesting period.

Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate. In determining the fair value of Amber International’s share options, the binomial option pricing model has been applied. The fair value of RSUs is determined with reference to the fair value of the underlying shares.

A change in any of the terms or conditions of equity based awards shall be accounted for as a modification of the award. The effect of modification is recognized for any modification that increases the total fair value of the Share-based payment arrangement, or is otherwise beneficial to the employees and non—employees, as measured at the date of modification. Modifications of an equity—settled Share-based award in a manner that is not beneficial to employees or non—employees are not taken into account when determining the expenses to be recognized.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2.Material accounting policy information (Continued)

2.23Revenue

Revenue is recognized when performance obligation is satisfied by transferring a promised service to a customer.

The Group considers the following when determining if a contract exists under which the performance obligations have been satisfied: (i) contract approval by all parties, (ii) identification of each party’s rights regarding the goods or services to be transferred, (iii) specified payment terms, (iv) commercial substance of the contract, and (v) collectability of substantially all of the consideration is probable. Collectability is assessed based on a number of factors, including the creditworthiness of a customer, the size and nature of a customer’s business and transaction history. The Group recognizes revenue when a performance obligation is satisfied, i.e., when “control” of the goods underlying the particular performance obligations is transferred to customers.

Depending on the terms of the contract and the laws that are applied to the contract, control of the services and goods may be transferred over time or at a point in time. Service is provided over time if the Company’s performance: (1) provides all of the benefits received and consumed simultaneously by the customer; or (2) creates and enhances an asset that the customer controls as the Company performs.

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

The following is a description of the accounting policy for the principal revenue streams of the Group.

The Group’s Digital Assets Services and Solutions segment revenue comprise:

(i)	revenue generated from the Group’s own platform and service activities for which the Group contracts directly with customers or counterparties through its consolidated entities and

(ii)revenue derived from Assigned Contract arrangements with non-consolidated related parties, as described below.

On March 12, 2025, the Company completed its business combination, aligning its operations under the Amber Premium brand to drive continuous business expansion. On the same day, the Group entered into an Assigned Contract with WhaleFin Technologies Limited (“WFTL”), a related party not consolidated within the Group’s financial statements. Pursuant to the Assigned Contract, effective from January 1, 2025, the Group is entitled to the economic interests generated by WFTL. Under this arrangement, the Group provides operational support services to WFTL, through its wholly-owned subsidiary Amber Match Limited. As consideration for these services, Amber Match Limited receives service income, representing all net income generated by WFTL from each of the products and services offered in its platform during the contract period (“service income”).

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2.Material accounting policy information (Continued)

2.23Revenue (Continued)

(ii)revenue derived from Assigned Contract arrangements with non-consolidated related parties, as described below (Continued)

On October 28, 2025, the WFTL Assigned Contract business was transferred to AG Global Technology Limited Inc. (“AG Global”), another related party not consolidated within the Group’s financial statements. The intercompany service arrangement remains in effect with AG Global under substantially similar terms, and the Group continues to be entitled to the economic interests generated by the same underlying business.

Identification of Performance Obligations

The Group provides a comprehensive suite of operational support services under the Assigned Contract, which includes:

●	Operational, mid-office, and administrative support;
●	Booking and settlement of trades;
●	Transaction and risk monitoring;
●	Onboarding of counterparties and “know-your-client” (KYC) procedures;
●	Compliance and regulatory support, including reporting and filings;
●	Data management, cyber, and information security; and
●	Other activities required to support the customer’s transaction activities.

The Group has assessed that these services are highly interrelated and interdependent. They function as a continuous, integrated solution necessary to maintain the customer’s platform operations, as the customer cannot benefit from any single activity on a standalone basis. Accordingly, these services are accounted for as a single performance obligation.

Determination of Transaction Price

The consideration is variable and is determined based on 100% of the net income generated by the Assigned Contracts. This is calculated as the balance of the gross income generated less all associated costs incurred in connection with the performance of said contracts. The Group has concluded that it is entitled to consideration in an amount that corresponds directly with the value of its performance, as the Group provides the entire operational infrastructure and support required to generate the economic interests.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2.Material accounting policy information (Continued)

2.23Revenue (Continued)

Revenue Recognition

Revenue from the Assigned Contract is recognized over time using the output method as the customer simultaneously receives and consumes the benefits of the Group’s performance as the services are rendered. As a practical expedient under IFRS 15, the Group recognizes revenue in the amount to which it has a right to invoice, which reflects the value of the services transferred to the customer to date. Pursuant to the agreement, fees are calculated and invoiced on a monthly basis. There is no significant financing component as the settlement is typically required within 30 days upon issuance of the invoice.

Disaggregation of Revenue

Although the Assigned Contract with AG Global (as successor to WFTL) constitutes a single performance obligation, IFRS 15 requires entities to disaggregate revenue into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

Management monitors and evaluates the financial performance of both (i) revenue generated from the Group’s own platform and service activities and (ii) revenue generated from Assigned Contract arrangements with non-consolidated related parties, based on the following categories:

●	Wealth management solutions
●	Execution service solutions
●	Payment service solutions

These categories are regularly reviewed by the Group’s chief operating decision maker (“CODM”) for evaluating financial performance and are used for internal management and transfer pricing purposes. This reflects how different economic inputs (i.e., different operational departments and resources) contribute to the single service output, even though the obligation to the customer remains unified.

Following the business combination completed on March 12, 2025, the Group reports revenue under the following streams, which reflect the nature and economic characteristics of its business activities:

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2.Material accounting policy information (Continued)

2.23Revenue (Continued)

Wealth Management Solutions

Revenue from the Group’s own platform and service activities

Market making

The Group provides market making support services to Lead Accelerating Limited (“LAL”), a non-consolidated related party, in connection with market making services provided by LAL to customers. Customers seeking such services are required to transfer digital tokens to LAL upon successful onboarding. The market making support services provided by the Group include (a) introducing customers to utilize LAL’s market making services; (b) performing onboarding and due diligence procedures, including know-your-customer (“KYC”) procedures and the collection and review of customer information in accordance with applicable laws and regulations; and (c) providing other related services mutually agreed between the parties (collectively, the “Market Making Support Services”).

The Group determined that the Market Making Support Services are highly interrelated and are not separately identifiable, as the services are collectively performed to achieve a single overall objective of successfully introducing customers to LAL’s market making services. The individual services do not provide standalone value to LAL when performed separately and are significantly integrated with one another. Accordingly, the services represent a single performance obligation to provide integrated Market Making Support Services to LAL.

The Group earns commission revenue from the provision of the Market Making Support Services. The commission is calculated based on an agreed-upon commission rate applied to the value of the initial tokens transferred by the customer to LAL.

The Group’s performance obligation is satisfied at a point in time when the customer transfers the initial tokens to LAL, as this represents the point at which the Group has successfully introduced the customer to LAL and completed the Market Making Support Services, and LAL has obtained the benefit of the services provided by the Group.

Finance income

The Group enters into lending arrangements with related parties under which it provides digital assets to related parties in exchange for fixed interest returns. These arrangements are unsecured and not covered by any insurance protection, accordingly, the Group may lose some or all of the amount lent to related parties in extreme market conditions. Lending terms are either flexible or fixed. For flexible-term arrangements, the Group may recall the loan on demand, with repayment typically made within three working days. For fixed-term arrangements, the loan matures at the end of the agreed term, ranging from 30 to 365 days, at which point the Group receives the principal amount of the same type and quantity of digital assets together with additional interest payable in digital assets. The Group earns finance income from these lending arrangements which is denominated in the specific digital asset lent. Finance income is recognized over time over the term of the lending arrangement using the straight-line method, based on the gross amount of the loan receivable and the applicable interest rate.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2.Material accounting policy information (Continued)

2.23Revenue (Continued)

Wealth Management Solutions (Continued)

Revenue from the Group’s own platform and service activities (Continued)

Premium – structured digital asset products

The Group generates premium through structured digital asset products offered to clients, including options, dual currency and “accumulator” / “decumulator” contracts. These contracts have contractual terms ranging from 0 to 365 days. Revenue arises from premiums received from counterparties and realized gains/losses upon contract exercise or settlement. For options and “accumulator” / “decumulator” contracts, the Group recognizes premium income at the inception of the contract when the performance obligation to make the structured instrument available to the client is satisfied. The premium represents non-refundable consideration for providing the derivative arrangement. Conversely, for dual currency contracts, the Group recognizes revenue at the point of settlement. The performance obligation is considered satisfied only when the contract is exercised or settled, at which point the final outcome and the Group’s entitlement to the revenue are determined. Gains or losses arising from contract exercise or settlement are recognized at the point of settlement, measured as the difference between the contractual strike price and the prevailing market price of the underlying digital asset. Revenue is presented on a gross basis as the Group acts as principal in these transactions. The Group has discretion in determining the terms of the structured digital asset products, including the strike price, annual percentage rate (“APR”) and maturity date. In addition, the Group bears the risks associated with the products, including the risk of non-performance by customers.

Fund channel fee

The Group operates as an agent to facilitate customer participation in investment funds. Revenue represents fund channel fees earned from these arrangements, consist of management fees which is recognized at a point in time when the customer subscribes to the investment funds and carried interest (performance-based fees) represents variable consideration because the amount receivable depends on the future performance and net asset value (“NAV”) appreciation of the underlying fund. Accordingly, carried interest revenue is recognised only when it is highly probable that a significant reversal of cumulative revenue recognised will not occur, which is at a point in time when the fund performance has been finalised and the Group’s entitlement to the carried interest has been confirmed.

IT service fee

The Group provides technology services to third-party customers under service arrangements. The contracts specify the standard services to be provided, a fixed contract price, and an open term that continues until the Group has completed all statements of work or either party issues a termination notice. The Group satisfies its performance obligation over time as the services are rendered, as the customer simultaneously receives and consumes the benefits provided. Revenue is recognized based on the progress towards complete satisfaction of the performance obligation, measured using an output method in accordance with the service completion status agreed with the customers. Payment terms align with the service progress, with fees collected as services are rendered.

Revenue from Assigned Contract

Earn product

In accordance with the Assigned Contract, the Group earns service income derived from the earn product made up of: flexible earn with no fixed term, fixed earn with product cycles typically ranging from 7 to 365 days and yield enhancement earn, which provide potential for higher returns based on specific market conditions or underlying price movements. Service income is derived from the spread between the interest or yield received from product providers and the interest or yield paid to customers throughout the product cycle for fixed earn products or holding period for flexible earn products.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2.Material accounting policy information (Continued)

2.23Revenue (Continued)

Wealth Management Solutions (Continued)

Revenue from Assigned Contract (Continued)

Staking

In accordance with the Assigned Contract, the Group earns service income derived from staking services provided to customers, under which customer’s digital assets are pooled and staked on-chain through various blockchain protocols. The staking services comprise two components: (i) staking rewards generated directly from blockchain validation activities based on a fixed percentage of the gross on-chain rewards generated, and (ii) staking incentive points granted by blockchain protocols or platforms.

Margin loan

In accordance with the Assigned Contract, the Group earns service income from margin loan arrangements under which customers borrow digital assets through the platform to purchase another digital asset. Service income is derived from the spread between the interest charged to customers and the interest charged by counterparties over the duration of margin loan arrangement.

Finance income

In accordance with the Assigned Contract, the Group earns service income derived from digital asset lending and borrowing activities conducted through a platform under arrangements that specify the digital asset type, amount, interest rate, contractual term (open term or up to one year), effective date and interest payment frequency. Under these arrangements, customers may lend or borrow digital assets through the platform. Finance income or expense arising from the arrangements is denominated in the same digital asset as the underlying loan. Service income is derived from the spread between the interest charged to borrowers and the interest paid to lenders over the contract term.

Referral income

In accordance with the Assigned Contract, the Group earns service income derived from capital referral activities. Under these arrangements, investors are introduced to projects for potential investment opportunities and provided with capital introduction and related operational support services, including identifying and referring potential investors to the relevant projects. Referral income is calculated as a fixed percentage of the total amount invested by the referred investor.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2.Material accounting policy information (Continued)

2.23Revenue (Continued)

Execution Solutions

Revenue from the Group’s own platform and service activities

The Group earns a transaction fee when customers convert between different classes of digital assets, according to the customers’ requirements. The Group charges the customer a predetermined transaction fee, which is based on a fixed percentage of the contract price for each transaction. The transaction fee is a fixed price contract and is indicated in the contract with customers. Management determined there is only one performance obligation related to the transaction fee, and revenue is recognised at a point in time upon the conversion service being rendered and objective evidence of transfer of cryptocurrency into the designated wallet specified by the customer or counterparty. Customers typically make payments together with the transaction price, i.e., the transaction fee is charged together with or deducted from the transaction price. The Group acts as an agent as it does not control the underlying digital assets before and after they are exchanged and the Group does not bear inventory risk associated with the digital assets exchanged.

Revenue from Assigned Contract

In accordance with the Assigned Contract, the Group earns service income from execution operations relating to spot and swap trading activities (including OTC flow trading) and Execution-as-a-Service (“EaaS”) arrangements. Spot and swap products facilitate digital asset exchanges through matched orders, liquidity provision or bilateral arrangements, while EaaS arrangements involve managing and fulfilling specific orders delegated by customers. Service income is derived from the fees charged from the execution of trades and related services provided to the customers.

Payment Solutions

Revenue from the Group’s own platform and service activities

The Group earns a fee when customers transfer or withdraw funds from its proprietary platform, and conversion between fiat currencies and digital assets, according to the customers’ requirements.

The Group charges the customer a predetermined fee, which is based on the applicable fee structure for each transaction. Management determined there is only one performance obligation related to the fee, and revenue is recognised at a point in time upon the service being rendered and there is objective evidence of transfer of cryptocurrency into designated wallet specified by the customer or counterparty. Customers typically make payments together with the transaction price, i.e., the fee will be charged together or deducted from the transaction price. The Group acts as an agent as the Group does not control the underlying fiat currency or digital assets before they are transferred or withdrawn and does not assume inventory risk associated with the assets involved in the transactions.

The fee structure varies by service type:

●	Cryptocurrency withdrawal fee: A fixed amount per transaction, determined on a per-cryptocurrency basis.
●	Fiat currency deposit and withdrawal fee: A fixed percentage of the transaction amount, which may vary by customer based on individually configured rates.

The master framework agreement has no fixed term, and fees are collected per transaction at the time of execution.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2.Material accounting policy information (Continued)

2.23Revenue (Continued)

Payment Solutions (Continued)

Revenue from Assigned Contract

In accordance with the Assigned Contract, the Group earns service income from payment operations relating to fiat currency deposit and withdrawal services and cryptocurrency withdrawal services. Service income is derived from transaction fees charged by the platform for processing the fiat currency deposit and withdrawal services and cryptocurrency withdrawal services.

The Group’s Online Advertising and SaaS Solutions segment provides online advertising services. The Group utilizes a combination of pricing models and revenue is recognized when the related services are delivered based on the specific terms of the contract, which are commonly based on (i) agreed incentive to be earned for being a sales agent of a publisher, (ii) cost-plus, (iii) specified actions (e.g. cost per impression (“CPM”) and cost per click (“CPC”)) and related campaign budgets, depending on the customers’ preferences and their campaigns launched and (iv) SaaS products and services.

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

Revenue under this arrangement is recognized over time over the campaign period given the Group considers this particular publisher simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs. In other words, when the Group purchases marketing spaces on behalf of the marketing clients throughout the marketing campaigns as requested by them, this particular publisher simultaneously receives and consumes the benefit of the marketing spaces being purchased and therefore the Group is entitled to incentive payment from this publisher.

The Group grants rebates to marketing clients under the sales agent arrangement. The majority of marketing clients under this arrangement are not customers under either the cost—plus arrangement or specified actions arrangement. The Group records rebates granted to such marketing clients as reduction of revenue.

Cost-plus

For cost—plus advertisement campaigns, sales are recognized at the fair value of the amount received. Discounts granted to marketing clients under cost—plus marketing campaigns are recorded as a reduction of revenue. The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether the Group is acting as the principal or an agent in the transactions. In the normal course of business, the Group acts as an intermediary in executing transactions between website publishers and marketing clients. The specified service in the cost—plus arrangement is the provision of marketing space, which is controlled by the website publishers, rather than the Group. The Group assists the marketing clients to place orders with specific website publishers based on specification set out the marketing clients. The Group does not have the ability to direct the use of marketing space and does not have any inventory risk. Pricing is generally based on the actual advertising spending incurred by the marketing clients plus a margin. Accordingly, the Group concludes that it is not the principal in these arrangements and reports revenue earned and costs incurred related to these transactions on a net basis.

Revenue under this arrangement is recognized over time over the campaign period as the Group considers its customers simultaneously receive and consume the benefits provided by the Group’s performance. At the time the Group purchases marketing spaces during the contract term for its customers, the customers’ advertisements could be placed throughout the marketing campaign. Revenue recognition under this arrangement is not based on an occurrence of significant act or milestone method.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2.Material accounting policy information (Continued)

2.23Revenue (Continued)

Cost-plus (Continued)

Throughout the various services delivered to clients under the cost—plus arrangements, the Group earns rebates from publishers and grant rebates to marketing clients. The rebates that the Group grants to marketing clients under cost—plus arrangement are recorded as reduction of revenue, based on the spending amount the marketing clients would actually incur to earn the corresponding level of rebates. The rebates that the Group receives from publishers under the cost—plus arrangements are recorded as revenue. These rebates are recognized when a particular milestone is achieved (i.e. applying the relevant rebates based on the level of spending threshold actually achieved) and spending has actually occurred.

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

Revenues under this arrangement is recognized at point—in—time when the Group is able to deliver the specified actions as requested by the customers. Upon the occurrence of the specified actions, the customers take control of the specified actions and this is when the Group recognizes the corresponding revenue. Unlike the cost—plus arrangement, when the Group purchases marketing spaces in order to deliver the specified actions, the customers do not receive and consume the benefit as the benefit to be received by the customers is the occurrence of the specified actions. Also, the Group does not create or enhance an asset that the customers control as the marketing spaces ultimately belong to the publishers. The Group does not have any right to payment for simply purchasing the marketing spaces and would only be compensated upon delivery of the specified actions.

The Group also grants rebates to marketing clients under the specified actions arrangement. Same as the treatment under cost—plus arrangement, the rebates that the Group grants to marketing clients under cost—plus arrangement are recorded as reduction of revenue and are recorded based on the amount the marketing clients would actually incur to earn the corresponding level of rebates. The rebates that the Group receives from publishers under the specified actions arrangement are recorded as a reduction of cost of revenues. These rebates are recognized when a particular milestone is achieved (i.e. applying the relevant rebates based on the level of spending threshold actually achieved) and spending has actually occurred.

Cost of revenues consists of the costs to purchase space for the online advertising operations, amortization expenses related to the Group’s computer software and systems, salaries and benefits of relevant operations and support personnel and depreciation of relevant property and equipment and impairment on relevant intangible assets. The Group becomes obligated to make payments related to website publishers in the period the marketing impressions and click—through occur. Such expenses are classified as cost of revenues in the consolidated statements of comprehensive loss as incurred. Cost of revenues also includes rebates received from website publishers which are recorded as a reduction of cost of revenues when the Group is acting as a principal in a transaction.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2.Material accounting policy information (Continued)

2.23Revenue (Continued)

SaaS products and services

Under this arrangement, the Group offers SaaS products and services through provision of software and data analytical tool licenses, customer relationship management (“CRM”) solutions and digitalized operational solutions services. Revenues under this arrangement primarily consist of fees for (i) promotion of products or services by key opinion leaders (“KOL”) on online media platform; (ii) provision of digital marketing, social media and smart content generation; (iii) licensing to provide customers with access to one or more of the existing cloud applications for e—commerce, marketing and customer management, (iv) the development of new cloud applications customized for individual customer. Each of these performance obligations are considered as distinct and are charged with standalone pricing. Contracts with customers under this arrangement are generally with a term of 1 to 24 months.

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

Revenue from provision of digital marketing, social media and smart content generation are recognized over time over the contract period as the Group considers its customers simultaneously receive and consume the benefits provided by the Group’s performance.

The respective stand—alone selling prices of each of these performance obligations are determined based upon observable prices in stand—alone transactions and contractually stated price whereby no allocation of selling prices among individual performance obligations are required.

Cost of revenues for SaaS products and services primarily comprises amortization expenses related to the Group’s computer software and systems, salaries and benefits of relevant operations and support personnel, depreciation of relevant property and equipment and other direct service costs.

2.24Contract liabilities

The Company receives prepayments for services in advance of service performance from certain customers. The amounts received in advance are recorded as deferred revenue and recognized as revenue in the period which the corresponding services are performed.

2.25Government grants

Grants from the government are recognized as a receivable at their fair value when there is reasonable assurance that the grant will be received and the Group will comply with all the attached conditions.

Government grants receivable are recognized as income over the periods necessary to match them with the related costs which they are intended to compensate for, on a systematic basis. Government grants relating to expenses are shown separately as “other gains, net”.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2.Material accounting policy information (Continued)

2.26Employee benefits

Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into separate entities such as the Central Provident Fund in Singapore on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid.

Employees of the Company in the PRC are entitled to staff welfare benefits including pension, work—related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government—mandated multi—employer defined contribution plan. The Company is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government.

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

Pursuant to the policies of subsidiaries in Hong Kong in accordance with applicable labor protection laws in Hong Kong, all employees of such subsidiaries with more than 5 years of service are entitled to severance payment upon forced termination or retrenchment or in the event that the employee reaches the retirement age of 65. The entitlement to severance payment is determined according to several factors including but not limited to age, length of service and remuneration, and is subject to a maximum amount of Hong Kong dollars (“HK$”) 390,000. The Company accounts for such severance liabilities based on an actuarial valuation using the projected unit credit method. There are no separate plan assets held in respect to these liabilities.

Short-term employee benefits

Short—term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2.Material accounting policy information (Continued)

2.27(Loss)/earnings per share

The Group presents basic and diluted (loss)/earnings per share data for its ordinary shares.

Basic (loss)/earnings per share is computed by dividing net (loss)/profit attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two class method. The Company uses the two—class method to calculate net (loss)/earnings per share though both classes share the same rights in dividends. Therefore, basic and diluted (loss)/earnings per share are the same for both classes of ordinary shares. Using the two class method, net (loss)/profit is allocated between ordinary shares based on their participating rights.

For the calculation of diluted (loss)/earnings per share, weighted average number of ordinary shares outstanding is adjusted by the effect of dilutive securities, including Share-based awards in respect of share options and RSUs, under the treasury stock method (collectively forming the denominator for computing the diluted (loss)/earnings per share). Potentially dilutive securities, including share options and RSUs, have been excluded from the computation of weighted average number of ordinary shares for the purpose of diluted (loss)/earnings per share if their inclusion is anti—dilutive.

2.28Related party

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

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2.Material accounting policy information (Continued)

2.29Non-current assets held for sale and disposal group

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and groups of contracts within the scope of IFRS 17 Insurance Contracts, which are specifically exempt from this requirement.

An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the statement of financial position. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the statement of financial position.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the statement of profit or loss.

2.30Structured entity

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. A structured entity often has some or all of the following features or attributes; (a) restricted activities, (b) a narrow and well-defined objective, such as to provide investment opportunities for investors by passing on risks and rewards associated with the assets of the structured entity to investors, (c) insufficient equity to permit the structured entity to finance its activities without subordinated financial support and (d) financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks (tranches).

The Group considers all of its investments in other funds (“Fund investments”) to be investments in unconsolidated structured entities. The Fund investments are managed by unrelated asset managers and apply various investment strategies to accomplish their respective investment objectives. The Fund investments finance their operations by issuing redeemable shares which are puttable at the holder’s option and entitles the holder to a proportional stake in the respective fund’s net assets. The Group holds redeemable shares in each of its Fund investments.

The change in fair value of each Fund investments is included in the statement of profit or loss in “other gains, net”.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3.Financial risk management

3.1Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, digital asset price risk, risks associated with the storage and protection of digital assets and investment risk related to trading of digital assets), credit risk and liquidity risk. The Group’s overall risk management strategy seeks to minimize the potential adverse effects on the financial performance of the Group. Risk management is carried out by the management of the Group.

There has been no change to the Company’s exposure to these financial risks or the manner in which it manages and measure the risks.

(a)	Market risk

Foreign exchange risk

Foreign exchange risk arises when future commercial transactions or recognized assets and liabilities are denominated in a currency that is not the Group entities’ functional currency. At present, the Group does not have any formal policy for hedging against currency risk. The Group ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, where necessary, to address short—term imbalances.

The Group operates mainly in Singapore with most of the transactions settled in Singapore dollar (“SGD”), whereas functional currency of the Company is US$. The Group’s subsidiaries located outside Singapore, mainly including Hong Kong and the PRC are exposed to foreign exchange risk arising from various currency exposures.

For the Group’s subsidiaries whose functional currency is SGD, if US$ had strengthened/weakened by 5% against SGD with all other variables held constant, the consolidated statements of profit or loss would have been approximately US$18 (2024: US$23) higher/lower (2024: lower/higher) for the years ended December 31, 2025.

For the Group’s subsidiaries whose functional currency is Renminbi (“RMB”), if US$ had strengthened/weakened by 5% against RMB with all other variables held constant, the consolidated statements of profit or loss would have been approximately US$146 (2024: US$nil) higher/lower for the years ended December 31, 2025.

As HK$ is pegged to US$, the Company considers the risk of movements in exchange rates between HK$ and US$ to be insignificant.

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

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3.Financial risk management (Continued)

3.1Financial risk factors (Continued)

(a)	Market risk (Continued)

At the end of each reporting period, the Group’s exposure risk to digital asset is as follows:

	As of December 31, 2024		As of December 31, 2025
	BTC	ETH	BTC	ETH
Financial assets
Collateral receivables	2,289	—	—	124
Digital assets	2,064	743	7,883	5,937
Digital assets receivable from related parties	4,130	155	(48,008)	(4,368)
Crypto assets loan receivables	43,618	3,099	10,940	8,562
	52,101	3,997	(29,185)	10,255
Financial liabilities
Collateral payables	(2,289)	—	—	(1,487)
Digital assets payables to customers	(44,446)	(3,444)	(16,212)	(7,881)
Digital assets payables to related parties	(5,262)	(531)	47,475	289
	(51,997)	(3,975)	31,263	(9,079)
Net exposure	104	22	2,078	1,176

Strengthening of BTC and ETH against the US$ as at the reporting date would increase/(decrease) profit or loss by the amounts shown below. The analysis assumes that all other variables remain constant.

	As of December 31,
	2024	2025
BTC strengthening 30% (2024: 30%)	31	623
ETH strengthening 30% (2024: 30%)	7	353

Weakening of BTC and ETH against the US$ would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Risks associated with the storage and protection of digital assets

The Group primarily stored its digital assets with cryptocurrency custodians to facilitate customers deposits and withdrawals. Due to the lack of an insurance policy for its digital assets, any disruptions or closures of cryptocurrency custodians, as well as potential cyber—attacks or thefts, could result in substantial losses for the Group.

Investment risk related to trading of digital assets

The Group follows a fully hedged strategy for structured products. Each user—facing structured product is quoted by a related party and a spread is added before it is quoted to clients. Therefore, there is no exposure to structured products.

(b)	Credit risk

The Group is exposed to credit risk in relation to its cash and cash equivalents, restricted cash, trade and other receivables, amounts due from related parties, digital assets and crypto assets loan receivables. The carrying amounts of these financial assets represent the Group’s maximum exposure to credit risk.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3.Financial risk management (Continued)

3.1Financial risk factors (Continued)

(b)	Credit risk (Continued)
(i)	Risk management

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

To minimize credit risk, the Group has developed and maintained the Group’s credit risk gradings to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Group’s own trading records to rate its major customers and other debtors. The Group considers available reasonable and supportive forward—looking information which includes the following indicators:

●	Internal credit rating
●	External credit rating
●	Actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations
●	Actual or expected significant changes in the operating results of the debtor
●	Significant increases in credit risk on other financial instruments of the same debtor
●	Significant changes in the expected performance and behaviour of the debtor, including changes in the payment status of debtors in the company and changes in the operating results of the debtor
(ii)	Impairment of financial assets

Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash are deposited in reputable banks with high international credit rating. Management does not expect any material losses from non—performance by these banks as they have no default history in the past.

Trade receivables

The Group applies IFRS 9 simplified approach to measure expected credit losses which uses a lifetime expected loss allowance for trade receivables. Allowance for credit losses on trade receivables are estimated using a provision matrix by grouping trade receivables into pools based on relevant credit risk characteristics of the debtors. Trade receivable relating to debtors with known financial difficulties or significant doubt on collection of receivables are assessed individually for specific provision for impairment allowance. Trade receivable relating to other debtors are assessed collectively for the risk of default, taking into account the nature of the debtor, its geographical location and its ageing category, and applying the expected credit loss rates to the respective gross carrying amounts of accounts receivable. The expected credit loss rates of each pool are determined based on historical loss experience as adjusted with current and forward-looking information such as macroeconomic factors affecting the ability of the debtors to settle the receivables. At each reporting period, the Group reassesses whether any receivable no longer shares similar risk characteristics and should instead be evaluated as part of another pool or on an individual basis.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3.Financial risk management (Continued)

3.1Financial risk factors (Continued)

(b)	Credit risk (Continued)

As at December 31, 2025, the loss allowance for trade receivables was determined as follows, the expected credit losses below also incorporated forward looking information.

		Past due
	Current	1—90 days	90—180 days	Over 180 days	Total
As of December 31, 2025
Gross carrying amount	4,843	1,437	261	804	7,345
Allowance for credit losses	426	379	246	804	1,855
Weighted average expected loss rate	8.80%	26.40%	94.25%	100%	25.26%

The following table presents the movement in the allowance for credit losses for the years ended December 31, 2024 and 2025.

	As of December 31,
	2024	2025
Balance at the beginning of year	—	—
Business combination – merger transaction (Note 5.1)	—	3,300
Reversal for the year	—	(1,431)
Exchange differences	—	(14)
Balance at the end of year	—	1,855

Other financial assets at amortized cost

Other financial assets at amortized cost include other receivables and amounts due from related parties. Credit risk of other financial assets is considered to be low due to the sound collection history and financial stability of the counterparties. Management performs regular assessment on credit risk associated with these amounts based on the repayment history and financial position of the counterparties and other forward—looking factors. Management does not expect any losses from non—performance by the counterparties as they have no default history in the past and these counterparties had strong capacity to meet its contractual cash flow obligations in the near term. Management applies the IFRS 9 general approach to measure expected credit losses which uses a twelve—month expected loss allowance for all other receivables.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3.Financial risk management (Continued)

3.1Financial risk factors (Continued)

(b)	Credit risk (Continued)

Digital assets

USDC is considered to be low credit risk and subject to immaterial credit loss as underlying reserve of USDC are held in cash, short—duration U.S. Treasuries, and overnight U.S. Treasury repurchase agreements within segregated accounts for the benefits of USDC holder. Credit loss for these assets have not increased significantly since their initial recognition. Consequently, they are measured at the twelve-month ECL.

Digital assets are maintained in accounts with a third—party custodian platform, the Company may be exposed to significant losses if the platform experiences outages or becomes unavailable. To mitigate such risks, the Company only establishes accounts with the platform that have a good reputation.

Crypto assets loan receivables

Crypto assets loan receivables arise from the Group’s subscription to Earn products on a related party digital asset platform. These receivables are unsecured, bear interest at 0.05% to 9.00% per annum, and include both fixed-term (credit periods of 2 to 365 days) and open-term loans.

The Group’s credit risk assessment framework for the borrower integrates an analysis of both quantitative financial health and qualitative operational factors. This evaluation encompasses a review of the borrower’s current operating landscape and their historical track record, specifically scrutinizing for any indicators of default, settlement discrepancies, or payment delays. Based on this review, management has determined that there has been no significant deterioration in credit quality since the initial recognition of the receivable.

(iii)	Excessive risk concentration

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

The following table presents the customers whose revenue individually accounted for over 10% of the Company’s total revenue for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023		2024		2025
Customer A	308		1,898		24,142
Customer B	—	*	3,709		8,860
Customer C	1,277		—	*	—	*

*Less than 10%

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3.Financial risk management (Continued)

3.1Financial risk factors (Continued)

(c)Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. As of December 31, 2025, our cash and bank balances amounted to approximately US$33,902 (2024: US$9,326), and our current assets exceeded our current liabilities by US$51,634 (2024: US$12,670).

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

	On demand/	Between	Total contractual	Carrying
	within 1 year	2 — 5 years	cash flows	amount

As of January 1, 2024
Trade and other payables	637	—	637	637
Amount due to related parties	26,875	—	26,875	26,875
Liabilities due to customers	13,867	—	13,867	13,867
Derivative financial liabilities	20	—	20	20
	41,399	—	41,399	41,399
As of December 31, 2024
Trade and other payables	1,841	—	1,841	1,841
Collateral payables	14,414	—	14,414	14,414
Lease liabilities	250	500	750	715
Amount due to related parties	9,980	—	9,980	9,980
Liabilities due to customers	71,523	—	71,523	71,523
Derivative financial liabilities	1,576	—	1,576	1,576
	99,584	500	100,084	100,049
As of December 31, 2025
Trade and other payables	13,408	47	13,455	13,455
Collateral payables	10,941	—	10,941	10,941
Lease liabilities	904	732	1,636	1,589
Amount due to related parties	48,031	—	48,031	48,031
Liabilities due to customers	61,351	—	61,351	61,351
Derivative financial liabilities	316	—	316	316
	134,951	779	135,730	135,683

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3.Financial risk management (Continued)

3.2Capital management

The Group’s objectives when managing capital are to:

●	Safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders; and
●	Maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, repurchase the Company’s shares or sell assets to reduce debt.

The Group monitors capital (including share capital, treasury shares, reserves and shares held for shares award scheme) by regularly reviewing the capital structure. As a part of this review, the Group considers the cost of capital and the risks associated with the issued share capital. In the opinion of the Directors of the Company, the Group’s capital risk is low.

The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes during the financial year ended December 31, 2024 and 2025.

3.3Fair value measurement

This section explains the judgments and estimates made in determining the fair values of assets and liabilities that are recognized and measured at fair value in the consolidated financial statements. To provide an indication about the reliability of the inputs used in determining the fair values, the Group has classified its assets and liabilities into three levels prescribed under the accounting standards.

The Group analyzes its assets and liabilities carried at fair values by level of the inputs to valuation techniques used to measure the fair values. Such inputs are categorized into three levels within a fair value hierarchy as follows:

●	Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2: inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices); and
●	Level 3: inputs for the assets or liabilities that are not based on observable market data (that is, unobservable inputs).

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3.Financial risk management (Continued)

3.3Fair value measurement (Continued)

The following table sets forth the assets and liabilities, measured at fair value, by level within the fair value hierarchy as of January 1, 2024, December 31, 2024 and 2025.

	Fair value of assets and liabilities using
	Quoted prices in	Significant
	active markets	observable inputs	Significant
	for identical	other than quoted	unobservable	Total
	instruments	prices	inputs	fair
	(Level 1)	(Level 2)	(Level 3)	value
At January 1, 2024
Financial assets:
Financial assets at fair value through profits or loss	—	—	257	257
Crypto assets loan receivables	7,868	—	—	7,868
Derivative financial instruments	—	20	—	20
	7,868	20	257	8,145
Financial liabilities:
Derivative financial instruments	—	20	—	20
Liabilities due to customers	13,867	—	—	13,867
	13,867	20	—	13,887
At December 31, 2024
Financial assets:
Financial assets at fair value through profits or loss	—	—	264	264
Crypto assets loan receivables	69,934	—	—	69,934
Derivative financial instruments	—	1,576	—	1,576
Collateral receivables	14,414	—	—	14,414
Digital assets	2,817	188	—	3,005
USDC	1,827	—	—	1,827
	88,992	1,764	264	91,020
Financial liabilities:
Derivative financial instruments	—	1,576	—	1,576
Collateral payables	14,414	—	—	14,414
Liabilities due to customers	71,523	—	—	71,523
	85,937	1,576	—	87,513

At December 31, 2025
Financial assets:
Financial assets at fair value through profits or loss	268	—	23,005	23,273
Crypto assets loan receivables	42,141	—	—	42,141
Derivative financial instruments	—	316	—	316
Collateral receivables	3,407	—	—	3,407
Digital assets	32,901	608	—	33,509
USDC	12,449	—	—	12,449
	91,166	924	23,005	115,095
Financial liabilities:
Derivative financial instruments	—	316	—	316
Collateral payables	10,941	—	—	10,941
Liabilities due to customers	61,351	—	—	61,351
	72,292	316	—	72,608

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3.Financial risk management (Continued)

3.3Fair value measurement (Continued)

Financial assets at fair value through profits or loss

The Company values its listed equity securities using quoted prices for the underlying securities in active markets. Accordingly, the Company classifies the valuation techniques that use these inputs as Level 1.

If all significant inputs required for evaluating the fair value of a financial instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs are not based on observable market data, the instrument is included in Level 3.

Fund investments and unlisted equity investments are Level 3 fair value measurement.

The fair value measurement of fund investments is based on the net assets value as reported by the external fund administrators without adjustment. There have been no changes in the valuation techniques of the financial instrument during the financial and prior financial year.

The fair value of unlisted equity investments is determined using the market approach. The significant unobservable inputs include discount for lack of marketability (“DLOM”) of 25% to 27% and an enterprise value-to-sales multiple ranging from 5.1 times to 5.2 times. An increase in the DLOM would result in a decrease in fair value, while an increase in the enterprise value-to-sales multiple would result in an increase in fair value. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates.

The following table presents the changes in Level 3 items for the years ended December 31, 2024 and 2025:

	Fund	Unlisted equity
	investments	investments	Total
At January 1, 2024	257	—	257
Fair value changes (Note 26)	7	—	7
At December 31, 2024	264	—	264
Business combination – merger transaction (Note 5.1)	5,846	—	5,846
Additions during the year	16,333	1,000	17,333
Fair value changes (Note 26)	(438)	—	(438)
At December 31, 2025	22,005	1,000	23,005

There were no transfers between Level 1, 2 and 3 for the years ended December 31, 2024 and 2025.

Crypto assets loan receivables

Crypto assets loan receivables measured at fair value. Fair value is measured using the quoted price of the digital asset at the time its fair value is being measured, which is measured on a monthly basis. This valuation represents a Level 1 classification within the fair value hierarchy.

Derivative financial instruments

The fair value of the put and call option is measured on a recurring basis using inputs such as the spot price, expected volatility of underlying digital assets and risk-free interest rate. The fair value of the dual currency product is measured on a recurring basis using inputs such as the spot price, expected volatility of underlying digital assets, risk-free interest rate, valuation results concluded based on the average value under several simulations, which the Group considers to be a Level 2 fair value input.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3.Financial risk management (Continued)

3.3Fair value measurement (Continued)

Digital assets and USDC

Digital assets measured at fair value less costs to sell. The digital assets are adjusted to fair value only when an impairment is recognized, or the underlying asset is held for sale. Fair value is measured using the quoted price of the digital asset at the time its fair value is being measured, which is measured on a daily basis. This valuation represents a Level 1 and 2 classification within the fair value hierarchy.

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

4.Critical accounting estimates and judgements

The preparation of financial statements requires the use of accounting estimates which, by definition, will likely differ from actual results. Management also needs to exercise judgment in applying the Group’s accounting policies.

Estimates and judgments are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

4.1Accounting of digital assets transactions and balances

Management notes that the topic of digital assets and the accounting for digital assets continues to be considered by IASB and continues to monitor new comments and interpretations released by the Board and other standard setters from around the world. In line with this, the Group has considered its position for the year ended December 31, 2024 and 2025 and had to make judgement that the most applicable standard would be IAS 2 Inventories, based on the Group’s understanding of the characteristics of the assets as these digital assets are mainly held for the purpose of providing a service to customer in converting different type of digital asset and lending arrangement with a related party, which can be denominated in different type of digital asset.

Management treatment continues to be to measure crypto assets at fair value (unless otherwise disclosed and provided certain conditions are met) under the respective accounting standards.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4.Critical accounting estimates and judgements (Continued)

4.2 Key sources of estimation uncertainty

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

Fair value of derivative financial instruments

Derivative financial instruments are measured at fair value at initial recognition and designated to be measured subsequently at fair value through profit or loss. As of December 31, 2024 and 2025, our derivative financial instruments were US$1,576 and US$316, respectively. The Group had applied Black-Scholes model and Monte Carlo valuation model to estimate the fair value of the derivative financial instrument. The key inputs contributing to the estimation uncertainty include annualized volatility and risk-free rate.

Impairment of goodwill

The Group tests goodwill for impairment at least on an annual basis. Determining whether goodwill is impaired requires an estimation of the value-in-use of the CGUs to which goodwill has been allocated. The value-in-use calculation requires the entity to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value. No impairment loss was recognized during the years ended December 31, 2024 and 2025. The carrying amounts of goodwill as at December 31, 2024 and 2025 were US$16,735 and US$53,136, respectively. See Note 16 to the consolidated financial statements for details.

5.Major transactions

5.1Reverse acquisition

On November 29, 2024, Amber DWM entered into the Agreement and Plan of Merger (the “Merger Agreement”) with Overlord Merger Sub Ltd. (“Merger Sub”), a wholly—owned subsidiary of iClick. Pursuant to the Merger Agreement, Merger Sub will merge with and into Amber DWM, with Amber DWM continuing as the surviving entity and becoming a wholly—owned subsidiary of iClick, and the shareholders of Amber DWM will exchange all of the issued and outstanding share capital of Amber DWM for a mixture of newly issued Class A and Class B ordinary shares of iClick on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933.

On March 12, 2025, the merger was completed and the existing shareholders of Amber DWM and iClick owned approximately 90% and 10% of the fully diluted ordinary shares of the combined entity, respectively, immediately following the closing of the merger. iClick is identified as the legal acquirer but accounting acquiree from accounting purpose (“accounting acquiree”) and Amber DWM is identified as legal acquiree but accounting acquirer for accounting purposes (“accounting acquirer”).

In applying the reverse acquisition accounting, the consideration deemed to be given by the accounting acquirer was US$52 million, which is the fair value of the Company immediately prior to the merger using income approach, the discounted cash flow model. US$17,841 of cash and bank balances held by iClick prior to the merger was acquired in the transaction.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

5.Major transactions (Continued)

5.1Reverse acquisition (Continued)

The following table summarizes the consideration transferred and the amount of identified assets acquired and liabilities assumed at the acquisition date.

Purchase consideration	52,102

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and bank balances	17,841
Trade and other receivables	23,713
Investments	6,653
Property, plant and equipment	17
Right-of-use assets	1,480
Intangible assets	3,238
Trade and other payables	(23,086)
Deferred revenue	(8,103)
Bank borrowings	(1,938)
Lease liabilities	(1,678)
Deferred tax liabilities	(1,077)
Non-controlling interest	(1,359)
Total identifiable net assets acquired	15,701

Goodwill (Note 16)	36,401

The revenue and profit before income tax of accounting acquiree that have been included in the consolidated financial statements for the year ended December 31, 2025 since March 12, 2025 amounted to US$15.9 million and US$0.3 million, respectively.

As a result of the merger, the Group extended its business focus to Web3 financial solution. Goodwill arising from the merger was attributable to increased presence in the institutional crypto financial service sector and operating synergies from the combined operations of iClick and Amber DWM. The goodwill recognized was not expected to be deductible for income tax purpose.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

5.Major transactions (Continued)

5.1Reverse acquisition (Continued)

In determining the fair value of the intangible assets, an income approach was used. In this approach, significant estimates consist of discount rate of 15% and an average growth rate on revenue of 8.26% over a period of 5 years. The estimated amounts recognized on the acquired identifiable intangible asset and its estimated useful life are shown in the following table:

		Gross
	Estimated	carrying
	useful life	amount
Brand name	4 years	2,060
Customer relationship	5 years	1,100
		3,160

5.2Discontinued operations

Anhui Myhayo Technology Company Limited and its subsidiary (“Myhayo Group”), subsidiaries under the Online Advertising and SaaS Solutions segment, are principally engaged in the provision of mobile content and online advertising services in the PRC. In October 2025, the Company entered into a share transfer agreement with an independent party to transfer the 36.8% shareholdings in Myhayo Group with a cash consideration of RMB2,000 (equivalent to approximately US$257). Upon completion of the transaction on October 15, 2025, Myhayo Group was deconsolidated from the Group.

The following tables set forth the statement of operations and cash flows of Myhayo Group which were included in the Group’s consolidated financial statements:

For the year ended
December 31,
2025
Revenues	4,795
Cost of revenue	(3,877)
Gross profit	918

Operating expenses
Research and development expenses	(95)
Sales and marketing expenses	(849)
General and administrative expenses	(2,057)
Total operating expenses	(3,001)

Operating loss from discontinued operations	(2,083)
Interest expense, net	(25)
Other gains, net	25
Loss from discontinued operations before income taxes	(2,083)
Income tax credit	310
Loss from discontinued operations, net of income taxes	(1,773)

Less: net loss attributable to non-controlling interests	1,121
Net loss from discontinued operations attributable to owners of the Company	(652)

Net cash generated from discontinued operating activities	1,264
Net cash used in discontinued investing activities	(414)
Net cash generated from discontinued financing activities	4

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

5.Major transactions (Continued)

5.3Disposal group classified as held for sale

Management aims to optimize business to drive returns to the shareholders through proactive monitoring our operations and market trends. As part of the business plan, operation of Beijing OptAim, a wholly-owned subsidiary under the Online Advertising and SaaS Solutions segment, has been discontinued during the year ended December 31, 2025, and classified as held—for—sale as of the year then ended.

The following tables set forth the assets, liabilities, statement of operations and cash flows of Beijing OptAim which were included in the Group’s consolidated financial statements:

As of
December 31, 2025
Assets
Other current assets	17
Total assets	17

Liabilities and shareholders’ equity
Current liabilities
Accrued liabilities and other current liabilities	544
Lease liabilities	25
Income tax payable	700
Total current liabilities	1,269

Non—current liabilities
Lease liabilities	8

Total liabilities	1,277

For the year ended
December 31,
2025
General and administrative expenses	(2)
Interest expense, net	(1)
Other loss	(6)
Loss on disposal of discontinued operations	(253)
Loss from discontinued operations	(262)

Net cash generated from discontinued operating activities	4
Net cash used in discontinued financing activities	(17)

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

6.Cash and cash equivalents and restricted cash

	As of
	January 1,	As of December 31,
	2024	2024	2025
Cash at bank	793	6,277	24,641
Short-term bank deposits	—	—	5,254
Time deposits with maturities over three months	—	—	836
Restricted cash	—	3,049	3,171
	793	9,326	33,902

The effective interest rate on short-term bank deposits ranging from 0.10% to 3.90% (2024: 4.35% to 5.00%) per annum, which have maturities of 3 months or less at inception.

As at December 31, 2025, the effective interest rate on the time deposits over three months was 1.5% per annum. These deposits have an average maturity of more than 3 months. There were no such time deposits as of January 1, 2024 and December 31, 2024.

The maximum exposure to credit risk at the reporting date approximates the carrying values of cash and bank balances.

During the year ended December 31, 2025, the Group placed a restricted cash of US$3,171 (2024: US$3,049) with a bank in Hong Kong in accordance with Hong Kong VATP guidelines for a related company, WhaleFin Markets Limited.

Cash and cash equivalents and restricted cash as of January 1, 2024 and December 31, 2024 and 2025 primarily consist of the following currencies:

	As of
	January 1,	As of December 31,
	2024	2024	2025
US$	647	9,047	26,584
RMB	—	—	1,503
SGD	135	167	821
HK$	8	104	3,613
United Arab Emirates dirhams (“AED”)	—	—	879
Japanese Yen (“JPY”)	—	—	162
Others	3	8	340
	793	9,326	33,902

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

7.Digital assets

	As of
	January 1,	As of December 31,
	2024	2024	2025
Digital assets held on exchange institution	—	4,832	45,958

The following table sets forth the fair values of digital assets held by the Group as of January 1, 2024 and December 31, 2024 and 2025:

	As of
	January 1,	As of December 31,
	2024	2024	2025

Bitcoin (“BTC”)	—	2,064	7,883
Ethereum (“ETH”)	—	743	5,937
USD Tether (“USDT”)	—	10	19,081
USDC	—	1,827	12,449
Others (Note)	—	188	608
	—	4,832	45,958

Note:

Others mainly consist of “XRP”, “ADA”, “BCH”, “ADA”, “DOT”, “BNB”, “TRX” and “SOL”, no other crypto asset individually representing more than 5% of the total.

8.Trade and other receivables

	As of
	January 1,	As of December 31,
	2024	2024	2025
Trade receivables, gross	14	12	7,345
Less: allowance for credit losses (Note 3.1(b)(ii))	—	—	(1,855)
Trade receivables, net	14	12	5,490

Rebate receivables	—	—	436
Deposits	148	196	1,121
Loans receivables (Note)	—	—	3,858
Interest receivables	—	11	127
Others	—	—	166
Sub-total	162	219	11,198

Prepaid media costs	—	—	4,363
Prepayments	40	137	1,458
VAT recoverable	—	—	101
Total trade and other receivables	202	356	17,120

Less: non-current rental deposits	—	—	(495)
	202	356	16,625

Note:

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

8.Trade and other receivables (Continued)

Loan balances of (i) US$1.8 million and (ii) US$2 million were provided to two independent third parties for investment purposes.

(i)Balance is unsecured, interest bearing at 3.5% per annum and has been fully settled in February 2026.

(ii)Balance is unsecured, interest bearing at 10% per annum and has been fully settled in March 2026.

Trade receivables are non-interest bearing and are generally on 30-90 days (2024: 30 days) credit terms.

Trade and other receivables are denominated in the following currencies:

	As of
	January 1,	As of December 31,
	2024	2024	2025
US$	14	33	3,174
HK$	—	42	4,095
RMB	—	—	3,444
SGD	148	144	261
Great British Pound (“GBP”)	—	—	160
Others	—	—	64
	162	219	11,198

The carrying amounts of trade and other receivables approximate their fair values. The maximum exposure to credit risk is the carrying amounts of trade and other receivables as the Group does not hold any collateral as security.

9.Collateral receivables and collateral payables

The Group offers cryptocurrency Accumulator and Decumulator structured product arrangements with customers, which are structured derivatives that allow customers to systematically accumulate or reduce positions specific cryptocurrency at predetermined prices. These structured products involve bilateral collateral arrangements: client—posted collateral is recorded as collateral receivables, while obligations to return collateral are recognized as collateral payables. Both balances receivables and payables are measured at fair value. The Group maintains operational control over custodial assets but does not assume ownership.

The following table sets forth the fair values of collateral receivables and payables as of January 1, 2024 and December 31, 2024 and 2025:

Collateral receivables

	As of
	January 1,	As of December 31,
	2024	2024	2025

BTC	—	2,289	—
ETH	—	—	124
USDC	—	12,125	2,936
USDT	—	—	347
	—	14,414	3,407

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

9.Collateral receivables and collateral payables (Continued)

Collateral payables

	As of
	January 1,	As of December 31,
	2024	2024	2025

BTC	—	2,289	—
ETH	—	—	1,487
USDC	—	12,125	7,164
USDT	—	—	2,290
	—	14,414	10,941

10.Investment accounted for using equity method

The Company and VGI Global Media PLC (“VGI”), an online-to-offline solutions provider across advertising, payment and logistics platforms in Thailand, jointly established V-Click Technology Company Limited (“V-Click”). VGI holds a majority stake of 51% in V-Click and the Company holds the remaining 49% stake. The investment was accounted for as an equity-method investment due to the significant influence over the operating and financial policies of V-Click.

	As of
	January 1,	As of December 31,
	2024	2024	2025
Investment in an associate	—	—	90

Share of losses from an associate	—	—	(50)

Movement on the Company’s investment in an associate during the year ended December 31, 2025 was as follows:

	As of
	January 1,	As of December 31,
	2024	2024	2025
Balance at the beginning of year	—	—	—
Business combination - merger transaction (Note 5.1)	—	—	140
Share of losses	—	—	(50)
Balance at the end of year	—	—	90

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

10.Investment accounted for using equity method (Continued)

There are no material contingent liabilities relating to the Group’s interests in the investment accounted for using equity method.

The table below summarized financial information of V-Click.

As of and
for the year ended
December 31,
2025
Statement of financial position
Current assets
Cash and cash equivalents	110
Trade and other receivables	218
328
Current liabilities
Trade and other payables	136
Other liabilities	8
144

Net assets	184

Statement of profit or loss
Revenue	66
Cost of revenue	(132)
Gross profit	(66)

Operating expenses	(37)
Net profit	(103)

Reconciliation of carrying amount:
Net assets value	184
Group’s share in %	49%
Carrying amount	90

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

11.Financial assets at fair value through profits or loss

	As of January 1,	As of December 31,
	2024	2024	2025
Non—current asset
Unlisted equity investment	—	—	1,000
Fund investment	—	—	189
	—	—	1,189
Current assets
Fund investments	257	264	21,816
Hong Kong listed equity securities	—	—	268
	257	264	22,084

Total	257	264	23,273

Movement of financial assets measured at fair value for the years ended December 31, 2024 and 2025:

	As of December 31,
	2024	2025
Balance at the beginning of year	257	264
Business combination – merger transaction (Note 5.1)	—	6,513
Additions during the year	—	18,528
Disposals during the year	—	(2,566)
Fair value changes (Note 26)	7	534
Balance at the end of year	264	23,273

The fair value measurement is disclosed in Note 3.3 to the consolidated financial statements.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

12.Derivative financial assets and liabilities

	Notional	Notional
	amount	amount	Assets	Liabilities
	Buy	Sell
Derivatives carried at fair value:
Crypto structured products

December 31, 2025
To customers
Call option	—	2,325	—	16
Put option	—	843	6	—
Call option - dual currency	—	13,497	—	26
Put option - dual currency	—	22,817	268	—

To related party
Call option	—	2,325	16	—
Put option	—	843	—	6
Call option - dual currency	—	13,497	26	—
Put option - dual currency	—	22,817	—	268
	—	78,964	316	316

December 31, 2024
To customers
Call option	7	34,141	1,554	2
Put option	—	3,873	—	20

To related party
Call option	7	34,141	2	1,554
Put option	—	3,873	20	—
	14	76,028	1,576	1,576

January 1, 2024
To customers
Call option	—	1,447	—	4
Put option	—	2,008	16	—

To related party
Call option	—	1,447	4	—
Put option	—	2,008	—	16
Total	—	6,910	20	20

The Group entered into BTC and ETH options and dual currency product with its customers, and as part of the Group’s risk management strategy, the Group also entered into bought identical similar back—to—back put and call BTC and ETH options and dual currency product with its related parties. Management has no intention to hold these derivatives for more than one year and option varies from 1-86 days (2024: 3-178 days) till maturity as of December 31, 2025.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

13.Crypto assets loan receivables

	As of
	January 1,	As of December 31,
	2024	2024	2025
Gross balance	7,816	70,029	42,057
Fair value changes	52	(95)	84
Less: allowance of credit losses (Note 3.1 (b))	—	—	—
Net carrying amount	7,868	69,934	42,141

Crypto assets loan receivables are unsecured and bear interest at rates ranging from 0.05% to 9.00% per annum. These receivables consist of both open-term and fixed-term loans, with credit periods ranging from 2 to 365 days.

Crypto assets loan receivables are denominated in the following cryptocurrencies:

	As of
	January 1,	As of December 31,
	2024	2024	2025
BTC	2,135	43,618	10,940
ETH	2,761	3,099	8,562
USDS (Note)	1,260	7,533	6,896
USDC	1,712	182	6,412
USDT	—	15,502	9,331
	7,868	69,934	42,141

Note:

USDS is a cryptographic blockchain—based digital information unit token issued by the Group and only used in Group’s platform. Each USDS is equivalent to US$1.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

14.Property, plant and equipment

	Computer	Furniture	Office	Leasehold
	equipment	and fixture	equipment	improvement	Total
Cost:
Balance at January 1, 2024	117	20	3	85	225
Written-off	—	—	—	(85)	(85)
Balance at December 31, 2024	117	20	3	—	140
Business combination – merger transaction	22	—	—	—	22
Additions	87	—	5	—	92
Written-off	(117)	(20)	(3)	—	(140)
Balance at December 31, 2025	109	—	5	—	114

Accumulated amortization and impairment
Balance at January 1, 2024	117	20	3	84	224
Written-off	—	—	—	(84)	(84)
Balance at December 31, 2024	117	20	3	—	140
Business combination – merger transaction	5	—	—	—	5
Depreciation	12	—	—	—	12
Written-off	(117)	(20)	(3)	—	(140)
Balance at December 31, 2025	17	—	—	—	17

Carrying amount
As of January 1, 2024	—	—	—	1	1
As of December 31, 2024	—	—	—	—	—
As of December 31, 2025	92	—	5	—	97

Depreciation charges were expensed off in general and administrative expenses.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

15.Intangible assets

	Computer			Customer
	software	Trademark	Brand name	relationship	Total
Cost:
Balance at January 1, 2024	3,646	1	—	—	3,647
Additions	76	—	—	—	76
Balance at December 31, 2024	3,722	1	—	—	3,723
Business combination – merger transaction (Note 5.1)	78	—	2,060	1,100	3,238
Additions	284	—	—	—	284
Balance at December 31, 2025	4,084	1	2,060	1,100	7,245

Accumulated amortization and impairment
Balance at January 1, 2024	3,203	1	—	—	3,204
Amortization	359	—	—	—	359
Balance at December 31, 2024	3,562	1	—	—	3,563
Amortization	150	—	408	175	733
Balance at December 31, 2025	3,712	1	408	175	4,296

Carrying amount
As of January 1, 2024	443	—	—	—	443
As of December 31, 2024	160	—	—	—	160
As of December 31, 2025	372	—	1,652	925	2,949

Amortization charges were expensed off in general and administrative expenses.

16.	Goodwill

	Sparrow	iClick
	group	group	Total
At January 1, 2024 and December 31, 2024	16,735	—	16,735
Business combination – merger transaction (Note 5.1)	—	36,401	36,401
At December 31, 2025	16,735	36,401	53,136

Goodwill acquired in a business combination is allocated to the cash-generating unit (“CGU”) that is expected to benefit from the business combination. As of December 2025, goodwill is arising from the acquisition of Sparrow group and iClick group.

The Group tests CGUs for impairment annually, or more frequently when there is an indication for impairment. The Group measured the recoverable amount of the CGUs based on the value-in-use (“VIU”) calculations by using the discounted cash flow method based on five-year financial projections approved by the directors.

In November 2022, Amber Global Limited, a related party under common control ownership, acquired 100% shareholdings in Sparrow Holdings Pte. Limited and its subsidiaries (collectively, the “Sparrow Group”). As part of the reorganization exercise prior to the merger transaction, the entire issued and paid—up capital of Sparrow Group was transferred to Amber DWM in July 2024 and included in the Digital Assets Services and Solutions segment.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

16.Goodwill (Continued)

The key assumptions used by management for VIU calculations for Sparrow Group include:

	As of
	January 1,	As of December 31,
	2024	2024	2025
Revenue growth rate	7% - 41%	5% - 69%	17% - 22%
Gross profit margin	42% - 44.9%	39.9% - 49.7%	32%
Terminal growth rate	3.5%	3.5%	3.5%
Pre-tax discount rate	16%	16%	16%

In March 2025, the successful consummation of the merger with Amber DWM Holding Limited accounted for as a business combination, resulting in the recognition of US$36 million in goodwill in iClick group under the Online Advertising and SaaS Solutions segment. See Note 5.1 to the consolidated financial statements for details.

The key assumptions used by management for VIU calculation for iClick group include:

	As of
	January 1,	As of December 31,
	2024	2024	2025
Revenue growth rate	—	—	2% - 7%
Gross profit margin	—	—	69% - 70%
Terminal growth rate	—	—	2%
Pre-tax discount rate	—	—	15%

17.	Trade and other payables

	As of
	January 1,	As of December 31,
	2024	2024	2025
Current
Trade payables	34	763	3,080
Other payables	—	75	1,698
VAT and other taxes payables	—	—	19
Security deposit received from customers	—	—	279
Accrued employee benefits	369	—	5,296
Accrued professional fees	234	—	2,883
Accrued expenses	—	1,003	172
	637	1,841	13,427
Non—current
Severance liabilities	—	—	47

Trade payables are unsecured and are usually paid within 30—90 days (2024: 30 days) of recognition. The carrying amounts of trade and other receivables approximate their fair values.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

17.	Trade and other payables (Continued)

Trade and other payables are denominated in the following currencies:

	As of
	January 1,	As of December 31,
	2024	2024	2025
US$	271	1,005	3,424
HK$	—	—	6,651
RMB	—	—	2,019
SGD	366	836	790
BTC	—	—	527
USDC	—	—	770
USDT	—	—	(741)
Others	—	—	15
	637	1,841	13,455

18.Liabilities due to customers

	As of
	January 1,	As of December 31,
	2024	2024	2025
Structured products	13,826	71,370	44,797
Fund investment	—	—	16,133
Accrued interest	41	153	421
	13,867	71,523	61,351

Liabilities due to customers mainly related to proceeds received from customers who purchased cryptocurrency-denominated products, which represent fixed/variable interest cryptocurrency deposited on the “Amber Premium SG” platform (formerly known as “Sparrow”) operated by the Group.

These deposits are not protected by any insurance and are unsecured. The cryptocurrency-denominated products are structured products, which consist of the following two categories:

(i)Structured products without option element

Upon maturity, customers receive the same quantity and same type of cryptocurrency, plus additional interest returns. These products have fixed terms ranging from 31 to 366 days, with annual interest rates ranging from 0.75% to 8.50%.

(ii)Structured products with option element

Upon maturity, if the strike price is triggered, customers will receive a different type of cryptocurrency, with the quantity determined by dividing the original cryptocurrency amount by the strike price, plus additional interest returns on the received cryptocurrency; if the strike price is not triggered, customers receive the same quantity and same type of cryptocurrency, plus additional interest returns. These products have fixed terms ranging from 1 to 110 days, with annual interest rates ranging from 0.31% to 286.31%.

The deposit and interest will be deposited to customers’ accounts on the same date upon maturity of cryptocurrency-denominated products, and customers will be able to withdraw on demand.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

18.Liabilities due to customers (Continued)

In addition to the cryptocurrency-denominated products described above, liabilities due to customers also include approximately US$16 million representing funds deposited by customers for which the Group acts as a nominee in making fund investments on behalf of its customers. These investments are presented as “Fund Investments” in Note 11 and are measured at fair value through profit or loss. The investment term does not exceed one year. Correspondingly, these customer liabilities have been designated at fair value through profit or loss, with changes in fair value recognised in profit or loss to eliminate an accounting mismatch that would otherwise arise from measuring the related fund investments at fair value.

Liabilities due to customers are denominated in the following cryptocurrencies:

	As of
	January 1,	As of December 31,
	2024	2024	2025
BTC	5,230	44,446	16,212
ETH	3,893	3,444	7,881
USDS	—	—	16,134
SP$ (Note)	3,588	—	—
USDT	647	15,418	4,187
USDC	509	7,648	7,835
Singapore Dollar Stablecoin (“XSGD”) (Note)	—	567	6,876
Others	—	—	2,226
	13,867	71,523	61,351

Note:

XSGD is Singapore’s stablecoin, pegged to the SGD on a 1:1 basis and fully backed by reserve assets.

19.Contract liabilities

	As of
	January 1,	As of December 31,
	2024	2024	2025
Advertisement placement service fees	—	—	8,371
Digital assets service fees	—	—	204
	—	—	8,575

Contract liabilities mainly represents contract liabilities in relation to the service fees prepaid by customers for advertisement placement and digital assets services, for which the related services had not been rendered as at December 31, 2025.

Contract liabilities increased significantly as a result of the completion of the merger transaction. See Note 5.1 to the consolidated financial statements for details. Among the balance merged from iClick group, US$151 was recognized as revenue during the year ended December 31, 2025 that was capitalised from prior periods.

Management expects that the transaction price allocated to the remaining performance obligation (unsatisfied or partially unsatisfied) as of December 31, 2025 of US$10,164 (2024: US$nil) will be recognized as revenue within the next twelve months.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

20.Right-of-use assets and lease liabilities

(a)	Amounts recognized in the consolidated statement of financial position

	As of
	January 1,	As of December 31,
	2024	2024	2025
Right-of-use assets
Offices	—	704	1,484
	—	704	1,484
Lease liabilities
Current	—	230	867
Non-current	—	485	722
	—	715	1,589

Additions to the right-of-use assets during the year were US$1,613 (2024: US$724), out of which US$1,480 was contributed from the business combination discussed in Note 5.1 to the consolidated financial statements.

(b)	Amount recognized in the consolidated statement of profit or loss

	For the years ended December 31,
	2023	2024	2025
Depreciation charge of right-of-use assets (Note 24)	183	20	706
Interest expense (Note 25)	10	2	57

Total cash outflow for leases during the period was US$796 (2024: US$11).

(c)	The group’s leasing activities and how leases are account for

The Company has operating leases primarily for office and operation space. The lease term is generally specified in lease agreements, however certain agreements provide for lease term extensions or early termination options. The lease terms of the Company’s operating leases generally ranged from 12 to 36 months (2024: 36 months).

As of December 31, 2025, lease liabilities were discounted using the incremental borrowing rates ranging from 3.26% to 5.03% (2024: 3.37%).

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

21.Share capital

Authorized:

As of January 1, 2024 and December 31, 2024 and 2025, the authorized share capital of the Company is US$100,000 divided into 100,000,000 shares, comprising of (i) 80,000,000 Class A ordinary shares with a par value of US$0.001 each, and (ii) 20,000,000 Class B ordinary shares with a par value of US$0.001 each.

Issued and fully paid:

As of December 31, 2025, 435,143,020 Class A ordinary shares and 36,233,237 Class B ordinary shares were issued and fully paid by the Company. The holders of Class A ordinary shares shall have one vote in respect of each Class A ordinary share held, and is not convertible into Class B ordinary shares under any circumstances. The holders of Class B ordinary shares shall have twenty votes in respect of each Class B ordinary share held and are subject to automatic conversion into Class A ordinary shares when the beneficial ownership of Class B ordinary shares is transferred to persons who are not an affiliate of the holders of the Class B ordinary shares. During the year ended December 31, 2025, 5,034,420 Class B ordinary shares were converted to Class A ordinary shares.

Share premium:

Amount subscribed for share capital in excess of nominal value.

Treasury shares:

Company’s share acquired in open market.

	Number of		Share	Treasury
	shares	Share capital	premium	shares
Balance at January 1, 2024	48,063,019	1	2,999	—
Issuance of Series A preference shares (Note (i))	—	—	10,500	—
Balance at December 31, 2024	48,063,019	1	13,499	—
Issuance of ordinary shares upon consummation of merger, net of issuance cost (Note (ii))	411,112,330	411	51,723	(32)
Exercise of share options and vesting of restricted shares and RSUs (Note (iii))	—	—	(9)	9
Repurchase of ordinary shares (Note (iv))	2,583,511	—	—	(880)
Surrender of ordinary shares	(3)	—	—	—
Issuance of ordinary shares upon private placement, net of issuance cost (Note (v))	12,200,915	12	25,327	—
Balance at December 31, 2025	473,959,772	424	90,540	(903)

Note:

(i)

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

On May 6, 2024, the Company issued additional 100 Series A preference shares with a cash consideration of US$500,000. On November 29, 2024, the Company issued additional 120,000 ordinary shares and 6,300 Series A preference shares through bonus shares. All these new issued shares are bonus shares with no consideration. On March 12, 2025, the 8,400 issued Series A preference shares were re-designated as 8,400 ordinary shares with par value of US$0.000025 each.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

21.	Share capital (Continued)

Note: (Continued)

(ii)	As discussed in Note 1.1 and 5.1 to the consolidated financial statements, the Company completed a merger transaction during the year ended December 31, 2025 with the issuance cost of US$510.
(iii)	During the year ended December 31, 2025, the Company transferred 822,070 Class A ordinary shares from the Treasury shares to the awardee for the exercise of share options/RSUs.
(iv)

On November 26, 2025, board of directors of the Company approved and authorized to repurchase up to US$50 million of ADSs over the next 12 months. The share repurchases may be made from time to time through legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

(v)

On July 4, 2025, the Company closed a private placement with its fellow strategic investors aiming to amplify business growth in the crypto market globally. The Company issued 12,200,915 Class A ordinary shares at price of approximately US$2.09 per share and raised US$25.5 million, net of cost of US$161.

22.Other reserves

			Foreign
	Share-based		currency
	compensation	Contribution	translation
	reserve	reserve	reserve	Total
Balance at January 1, 2024	—	6,069	—	6,069
Waiver of related party balances (Note)	—	47,106	—	47,106
Balance at December 31, 2024	—	53,175	—	53,175
Share-based compensation expense	591	—	—	591
Waiver of related party balances (Note)	—	948	—	948
Foreign currency translation	—	—	(1,324)	(1,324)
Balance at December 31, 2025	591	54,123	(1,324)	53,390

Note:

Amount refers to waiver of loans by affiliates of the Company for certain cryptocurrencies loans, advances, payment on behalf and intercompany payables.

23.Revenue and segment reporting

During the year ended December 31, 2024, the Group operated in a single business segment which was development of digital asset platform and provision of digital asset service and solutions. Upon the consummation of the merger as discussed in Note 5.1 to the consolidated financial statements, the Group operates in two operating segments for the year ended December 31, 2025:

(i) Digital Assets Services and Solutions — development of digital asset platform and provision of digital asset service and solutions.

(ii) Online Advertising and SaaS Solutions — provision of online advertising services and provision of digitalized operational solutions.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

23.Revenue and segment reporting (Continued)

The CODM allocates resources to and assess the performance of each operating segment using information about the segment’s revenue and operating profit/(loss). The CODM regularly reviews the Company’s revenue, cost and gross profit/loss derived from each revenue stream and is also provided with information of segment expenses.

(a)	Revenue

	For the years ended December 31,
	2023	2024	2025
Digital Assets Services and Solutions
Wealth management solutions	1,617	6,194	34,909
Execution solutions	138	320	11,243
Payment solutions	979	961	4,086
	2,734	7,475	50,238
Online Advertising and SaaS Solutions
Sales agent	—	—	1,261
Cost-plus	—	—	1,497
Specified actions	—	—	6,509
SaaS products and services	—	—	6,584
	—	—	15,851

Total segment revenues	2,734	7,475	66,089

Timing of revenue recognition:
- At a point in time	1,161	1,311	26,906
- Over time	1,573	6,164	39,183
	2,734	7,475	66,089

The following table breaks down revenue by geographic location of the Group’s revenue. The geographical location is based on the geographical location where customers are located.

	For the years ended December 31,
	2023	2024	2025
Asia	988	1,562	20,848
North America	1,338	3,946	20,915
Africa	303	1,848	24,212
Europe	98	87	13
Others	7	32	101
	2,734	7,475	66,089

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

23.Revenue and segment reporting (Continued)

(b)Reconciliation of (loss)/profit before income tax

	For the years ended December 31,
	2023	2024	2025
Segment operating (loss)/profit:
- Digital Assets Services and Solutions	(3,644)	(5,306)	4,380
- Online Advertising and SaaS Solutions	—	—	3,010
- Other segment *	—	—	(4,795)
	(3,644)	(5,306)	2,595

Finance (costs)/income, net	(145)	104	548
Other (loss)/gains, net	(9,747)	(18,071)	505
Share of losses from an equity investee	—	—	(50)
(Loss)/profit from continuing operations before income tax credit	(13,536)	(23,273)	3,598
*	Other segment refers to head office and group services

(c)Other profit or loss disclosures

					Share of
	Depreciation				losses from
	and	Finance		Income tax	an equity
	amortization	income	Finance costs	credit	investee
Year ended December 31, 2023
Digital Assets Services and Solutions	(740)	—	(145)	—	—
Online Advertising and SaaS Solutions	—	—	—	—	—
	(740)	—	(145)	—	—

Year ended December 31, 2024
Digital Assets Services and Solutions	(379)	150	(46)	—	—
Online Advertising and SaaS Solutions	—	—	—	—	—
	(379)	150	(46)	—	—

Year ended December 31, 2025
Digital Assets Services and Solutions	(406)	131	(22)	7	—
Online Advertising and SaaS Solutions	(1,045)	297	(49)	1,060	—
Other segment *	—	191	—	—	(50)
	(1,451)	619	(71)	1,067	(50)

*Other segment refers to head office and group services

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

23.Revenue and segment reporting (Continued)

(d)	Segment assets and liabilities

	For the years ended December 31,
	2023	2024	2025
Segment assets
Digital Assets Services and Solution	36,851	129,834	167,574
Online Advertising and SaaS Solutions	—	—	75,267
Total segment assets	36,851	129,834	242,841

Intersegment eliminations	—	—	(6,087)
Discontinued operations	—	—	17
Unallocated items	—	—	19,608
Total assets as per the statement of financial position	36,851	129,834	256,379

Additions to non-current assets
Digital Assets Services and Solution	—	800	420
Online Advertising and SaaS Solutions	—	—	42,570
	—	800	42,990

Segment liabilities
Digital Assets Services and Solution	41,399	100,049	132,379
Online Advertising and SaaS Solutions	—	—	17,996
Total segment liabilities	41,399	100,049	150,375

Intersegment eliminations	—	—	(6,085)
Discontinued operations	—	—	1,277
Unallocated items	—	—	500
Total liabilities as per the statement of financial position	41,399	100,049	146,067

24.Expenses by nature

	For the years ended December 31,
	2023	2024	2025
Employee benefits expenses	3,194	5,530	26,686
- Wages, salaries and bonuses	2,736	5,095	23,932
- Contribution to pension plans	243	392	1,367
- Welfare, medical and other benefits	215	43	796
- Share-based compensation expenses	—	—	591
Technology expenses	448	452	10,752
Legal and professional fees	268	1,133	5,669
Business development expenses	10	80	758
Depreciation of property, plant and equipment (Note 14)	9	—	12
Amortization of intangible assets (Note 15)	548	359	733
Depreciation of right-of-use assets (Note 20)	183	20	706
Advertising expenses	—	—	290

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

25.Finance income and costs

	For the years ended December 31,
	2023	2024	2025
Finance income
Interest income from bank deposits	—	150	526
Interest income from borrowings	—	—	93
	—	150	619

Finance costs
Interest expense on lease liabilities	(10)	(2)	(57)
Interest expense on amounts due to related parties	(135)	(44)	—
Others	—	—	(14)
	(145)	(46)	(71)

26.Other gains, net

	For the years ended December 31,
	2023	2024	2025
Foreign currency exchange difference, net	—	—	(70)
Government grants	27	30	216
Service income	—	122	213
Dividend income	—	—	536
Fair value change on financial assets at FVPL, net (Note 11)	9	7	534
Write off of other payables, net	—	—	677
Others	49	8	38
	85	167	2,144

27.Income tax

Singapore

Under the current Inland Revenue Authority of Singapore, the Company’s subsidiary incorporated in Singapore is subject to a statutory tax rate of 17% (2024: 17%).

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiary incorporated in Hong Kong is subject to 16.5% income tax on their taxable income generated from operations in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two— tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

Dubai

Under the current Dubai Ministry of Finance, the Company’s subsidiary incorporated in Dubai is subject to UAE corporate tax on their taxable income generated from operations in Dubai. As per Ministry of Finance, corporate rates are 0% for taxable income up to AED375,000 and 9% for taxable income above AED375,000.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

27.Income tax (Continued)

PRC Enterprise Income Tax (“EIT”)

The Company’s subsidiary, VIE and VIE’s subsidiaries in the PRC are governed by the Enterprise Income Tax Law (“EIT Law”). Pursuant to the EIT Law and its implementation rules, enterprises in the PRC are generally subjected to tax at a statutory rate of 25%.

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

Although there are undistributed earnings of the Company’s subsidiaries in the PRC that are available for distribution to the Company, the undistributed earnings of the Company’s subsidiaries located in the PRC are considered to be indefinitely reinvested, because the Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2025. No funds are available for distribution as of December 31, 2025.

Cayman Islands and British Virgin Islands

Under the current tax laws of Cayman Islands, Amber International and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by Amber International to its shareholders, no Cayman Islands withholding tax will be imposed.

Amber International’s subsidiaries incorporated in the British Virgin Islands are not subject to income or capital gains taxes, estate duty, inheritance tax or gift tax. In addition, payment of dividends to the shareholders of Amber International’s subsidiaries in the British Virgin Islands are not subject to withholding tax in the British Virgin Islands.

(a)	Composition of income tax credit

The current and deferred portions of income tax (expense)/credit included in the consolidated statements of comprehensive loss are as follows:

	For the years ended December 31,
	2023	2024	2025
Current income tax expenses	—	—	(13)
Deferred tax credit	—	—	1,080
Income tax credit	—	—	1,067

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

27.Income tax (Continued)

Cayman Islands and British Virgin Islands (Continued)

(b)	Income tax reconciliation

The taxation on the Group’s (loss)/profit before income tax differs from the theoretical amount that would arise using the tax rate of 17% for the years ended December 31, 2023, 2024 and 2025, being the tax rate of the major subsidiaries of the Group before enjoying preferential tax treatments, as follows:

	For the years ended December 31,
	2023	2024	2025
(Loss)/profit before income tax	(13,536)	(23,273)	3,598

Tax calculated at a tax rate of 17%	(2,301)	(3,956)	612
Effects of different tax rates applicable to different subsidiaries of the Group	—	158	892
Income not subject to tax	(1,544)	(36)	(1,292)
Non—deductible expenses	3,182	3,430	921
Over—provision in prior years	—	—	(87)
Temporary difference not recognized	663	404	(1,757)
Utilization of previously unrecognized tax losses	—	—	(356)
	—	—	(1,067)

(c)	Deferred tax assets and liabilities

The movements in deferred income tax assets, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

	Tax loss	Total
At January 1, 2024, December 31, 2024 and January 1, 2025	—	—
Credited to consolidated income statements	7	7
At December 31, 2025	7	7

The Group only recognizes deferred tax assets if it is probable that future taxable income will be available to utilize. Management will continue to assess the recognition of deferred tax assets in future reporting periods. As of December 31, 2025, the amount of temporary differences arising from unused tax losses for which the Group has not recognized deferred tax assets is US$15,915 (2024: US$405) The cumulative tax losses as of December 31, 2025 amounting to US$1,884 (2024: US$nil) in mainland China will expire from one to five years, and the cumulative tax losses amounting to US$13,311 (2024: US$6,359) in Singapore, Hong Kong and Dubai generally can be carried forward indefinitely.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2020 to 2025 remain subject to examination by the tax authorities. There were no ongoing examinations by tax authorities as of December 31, 2025.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

27.Income tax (Continued)

Cayman Islands and British Virgin Islands (Continued)

(c)	Deferred tax assets and liabilities (Continued)

The movements in deferred income tax liabilities, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

	Undistributed
	earnings	Others	Total
At January 1, 2024, December 31, 2024 and January 1, 2025	—	—	—
Business combination – merger transaction (Note 5.1)	1,050	27	1,077
Credited to consolidated income statements	(1,046)	(27)	(1,073)
Currency translation differences	(4)	—	(4)
At December 31, 2025	—	—	—

28.Basic and diluted net (loss)/profit per ADS

Basic and diluted net (loss)/profit per ADS for the years ended December 31, 2023, 2024 and 2025 are calculated as follows:

	For the years ended December 31,
	2023	2024	2025
Numerator:
Net (loss)/profit from continuing operations attributable to ordinary shareholders of Amber International	(13,536)	(23,273)	4,665
Net loss from discontinued operations attributable to ordinary shareholders of Amber International	—	—	(914)

Denominator:
Denominator for basic net (loss)/profit per ADS — weighted average ADSs outstanding	61,966,949	61,966,949	86,636,218
Adjustments for the dilutive impact of RSUs	—	—	13,101
Denominator for diluted net profit per ADS — weighted average ADSs outstanding	61,966,949	61,966,949	86,649,319

Continued operations:
— Basic net (loss)/profit per ADS	(0.2184)	(0.3756)	0.0538
— Diluted net (loss)/profit per ADS	(0.2184)	(0.3756)	0.0538

Discontinued operations:
— Basic net loss per ADS	—	—	(0.0105)
— Diluted net loss per ADS	—	—	(0.0105)

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

29.Share-based compensation

(a)	2010 Share Option Plan

Prior to the merger as discussed in Note 5.1 to the consolidated financial statements, iClick operated the 2010 Share Option Plan which provides for the grant of incentive share options to employees, officers, directors or consultants. The Company’s board of directors administers the 2010 Share Option Plan, selects the individuals to whom options will be granted, determines the number of options to be granted, and the term and exercise price of each option.

The following table summarizes the share option activities for the years ended December 31, 2023, 2024 and 2025:

		Weighted	Weighted	Weighted
		average	average	average	Aggregate
	Number of	exercise	grant date	remaining	intrinsic
	share	price	fair value	contractual	value
	options	US$	US$	life years	US$’000
At January 1, 2023	274,830	12.92	N/A	2.69	17
Forfeited	(780)	5.37	N/A	N/A	N/A
At December 31, 2023	274,050	12.95	N/A	1.69	16
Vested and expected to vest at December 31, 2023	272,612	4.33	15.38	1.69	16
Exercisable to vest at December 31, 2023	273,940	4.39	15.35	1.69	16

At January 1, 2024	274,050	12.95	N/A	1.69	16
Exercised	(23,545)	0.32	N/A	N/A	N/A
Forfeited	(152,650)	5.35	N/A	N/A	N/A
At December 31, 2024	97,855	27.92	N/A	0.70	22
Vested and expected to vest at December 31, 2024	85,195	3.35	16.04	0.64	22
Exercisable to vest at December 31, 2024	97,855	3.88	15.70	0.71	22

At January 1, 2025	97,855	27.92	N/A	0.70	22
Exercised	(10,500)	1.61	N/A	N/A	N/A
Forfeited	(85,905)	4.04	N/A	N/A	N/A
At December 31, 2025	1,450	10.26	N/A	1.14	—
Vested and expected to vest at December 31, 2025	1,450	10.26	11.60	1.14	—
Exercisable to vest at December 31, 2025	1,450	10.26	11.60	1.14	—

The binomial option pricing model is used to determine the fair value of the share options granted to employees and non-employees. There were no grants or modification of share options during the years ended December 31, 2023, 2024 and 2025.

(b)	Post-IPO Share Incentive Plan

The Post-IPO Share Incentive Plan was approved by the then board of directors of iClick prior to the merger transaction. iClick’s Post-IPO Share Incentive Plan provides for the grant of incentive share options and RSUs to the selected employees, officers, directors or consultants. The board of directors of the Company administers the share incentive plan, selects the individuals to whom options and RSUs will be granted, determines the number of options and RSUs to be granted, and the term and exercise price of each option and RSU.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

29.Share-based compensation (Continued)

(b)	Post-IPO Share Incentive Plan (Continued)

The following table summarizes the activity of the service-based RSUs for the years ended December 31, 2023, 2024 and 2025:

		Weighted average
		grant date fair value
	Number of RSUs	US$
At January 1, 2023	110,463	18.26
Granted (with a vesting period of 0 to 4 years)	762,510	0.73
Vested	(208,558)	5.32
Forfeited/expired	(3,875)	24.25
At December 31, 2023	660,540	2.07
Expected to vest at December 31, 2023	639,362	1.12

At January 1, 2024	660,540	2.07
Granted (with a vesting period of 0 to 4 years)	357,500	0.34
Vested	(914,999)	0.96
Forfeited/expired	(6,207)	18.24
At December 31, 2024	96,834	5.11
Expected to vest at December 31, 2024	79,325	0.76

At January 1, 2025	96,834	5.11
Vested	(30,547)	0.43
Forfeited/expired	(36,259)	11.99
At December 31, 2025	30,028	1.36
Expected to vest at December 31, 2025	30,028	1.36

The fair value of the restricted shares was calculated based on the fair value of ordinary shares of the Company.

(c)	Post-merger Share Incentive Plan

Followed the completion of the merger transaction, the Company reserved certain ordinary shares to be issued to any qualified employees who contributed to the major milestone of the Company.

Amber International’s board of directors administers the share incentive plan, selects the individuals to whom RSUs will be granted, determines the number of RSUs to be granted, and the term of each RSU.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

29.Share-based compensation (Continued)

(c)	Post-merger Share Incentive Plan (Continued)

The following table summarizes the activity of the service-based RSUs for the year ended December 31, 2025:

		Weighted average
		grant date fair value
	Number of RSUs	US$
At January 1, 2025	—	—
Granted (with a vesting period of 0 to 4 years)	1,089,875	0.60
Vested	(868,062)	0.66
At December 31, 2025	221,813	0.35
Expected to vest at December 31, 2025	221,813	0.35

The fair value of the restricted shares was calculated based on the fair value of ordinary shares of the Company.

(d)	Total share-based compensation costs

Total share-based compensation costs recognized for the years ended December 31, 2023, 2024 and 2025 are as follows:

	For the years ended December 31,
	2023	2024	2025
Sales and marketing	—	—	12
General and administrative	—	—	579
	—	—	591

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

30.Cash flows information

(a)Cash generated from operations

		For the years ended December 31,
	Note	2023	2024	2025
Cash flows from operating activities
(Loss)/profit before income tax		(13,536)	(23,273)	1,253
- from continuing operations		(13,536)	(23,273)	3,598
- from discontinued operations	5.2, 5.3	—	—	(2,345)

Adjustments for:
Depreciation of property, plant and equipment	24	9	—	12
Amortization of intangible assets	24	548	359	733
Amortization of right-of-use assets	24	183	20	706
Reversal of allowance for credit losses on accounts receivable	3.1(b)(ii)	—	—	(1,431)
Share-based compensation expenses	24	—	—	591
Fair value changes on financial asset at fair value through profit or loss	26	(9)	(7)	(534)
Share of losses from an equity investee	10	—	—	50
Realized fair value changes on digital assets		315	224	187
Unrealized fair value changes on digital assets		200	7	150
Unrealized fair value changes on amount due to related parties denominated in digital assets		9,317	18,007	1,302
Write off of other payables, net		—	—	(677)
Interest expense	25	145	46	71
Interest income	25	—	(150)	(619)
(Gain)/loss on disposal of subsidiary		—	(5)	253
Lease modification		42	—	—
Net income received or settled in digital assets		(1,169)	(2,495)	(36,749)
Changes in working capital:
Trade and other receivables		116	(143)	3,226
Trade and other payables		220	1,204	(5,067)
Contract liabilities		—	—	74
Disposal of crypto assets held		15,083	5,651	11,582
Cash generated from/(used in) operating activities		11,464	(555)	(24,887)

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

30.Cash flows information (Continued)

(b)Reconciliation of net liabilities arising from financing activities:

	Amounts due
	to related	Lease	Bank
	parties	liabilities	borrowings	Total
	(Note 31)	(Note 20)
At January 1, 2024	26,875	—	—	26,875
Cash flows from financing activities	2,934	(11)	—	2,923
Non-cash transactions:
- Movement in digital assets	9,270	—	—	9,270
- Additions of leased assets	—	724	—	724
- Interest expense	—	2	—	2
- Waiver of related party balances	(47,106)	—	—	(47,106)
- Unrealized fair value loss	18,007	—	—	18,007
At December 31, 2024	9,980	715	—	10,695

Cash flows from financing activities	12,158	(796)	15	11,377
Non-cash transactions:
- Movement in digital assets	28,394	—	—	28,394
- Business combination – merger transaction (Note 5.1)	—	1,678	1,938	3,616
- Transfer to liabilities held for sale	—	(33)	—	(33)
- Disposal of discontinued operations	—	—	(1,967)	(1,967)
- Additions of leased assets	—	133	—	133
- Lease modification	—	(125)	—	(125)
- Interest expense	—	57	14	71
- Waiver of related party balances	(948)	—	—	(948)
- Unrealized fair value loss	(1,553)	—	—	(1,553)
- Foreign exchange	—	(40)	—	(40)
At December 31, 2025	48,031	1,589	—	49,620

(c)Major non-cash transactions

	For the years ended December 31,
	2023	2024	2025
Issuance of ordinary shares for business combination (Note 5.1)	—	—	52,102
Waiver of related party balances	—	47,106	948

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

31.Significant related party transactions and balances

The Group’s relationships with related parties who had transaction with the Group are summarized as follows:

Related parties	Relationship to the Company
Amber Global Limited	Affiliate
Amber AI Limited	Affiliate
Amber AI Services Limited	Affiliate
Amber AM Limited	Affiliate
Amber Technologies Service Pte. Ltd.	Affiliate
WhaleFin Technologies Limited	Affiliate
Amber Technologies Limited	Affiliate
Amber Vault AUS Pty. Ltd.	Affiliate
Amber Technologies Global Pte. Ltd.	Affiliate
Amber Technologies North America Ltd	Affiliate
Amber Technologies Service Pte. Ltd.	Affiliate
Lead Accelerating Limited	Affiliate
WhaleFin Markets Limited	Affiliate
Amber Custodian Services Limited	Affiliate
Gamma Digital Limited	Affiliate
Amber Mega Limited	Affiliate
Amber Macro Holding Limited	Affiliate
Axiom AI Limited	Affiliate
Rigsec Technology Holding Limited	Affiliate
Rigsec Technology Limited	Affiliate
Amber Services NA, LLC	Affiliate
AAC Global Holding Limited	Affiliate
AG Global Technology Limited Inc.	Affiliate
Amber Global Alpha Fund Management Limited	Affiliate
Proton Fund SPC	Affiliate
Amber ALIR Limited	Affiliate
Amber ALIR Holding Limited	Affiliate

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

31.Significant related party transactions and balances (Continued)

(a)	Related party transactions

In addition to the related party information disclosed elsewhere in the financial statements, the following transactions with related parties took place at terms agreed between the parties during the financial period:

	For the years ended December 31,
	2023	2024	2025
Revenue generated from:
WhaleFin Technologies Limited	308	1,898	24,142
Amber Technologies Limited	1,277	—	—
Lead Accelerating Limited	18	3,709	8,860
AG Global Technology Limited Inc.	—	—	3,542
Proton Fund SPC	—	—	4,991
Axiom AI Limited	—	—	1,342
Amber Global Alpha Fund Management Limited	—	—	34
Amber ALIR Holding Limited	—	—	1
Rigsec Technology Holding Limited	—	—	62
Rigsec Technology Limited	25	25	—
Gamma Digital Limited	—	5	6
	1,628	5,637	42,980

Cost of revenue to:
WhaleFin Technologies Limited	9	49	—
Lead Accelerating Limited	6	22	329
Amber ALIR Holding Limited	—	—	103
Amber AI Services Limited	—	—	19
Amber Technologies Global Pte. Ltd.	2	—	—

Service income from:
Amber Technologies Service Pte. Ltd.	—	66	106
WhaleFin Markets Limited	—	48	108
Axiom AI Limited	—	—	375
AAC Global Holding Limited	—	—	7

Outsourcing/support services provided by:
Amber Technologies North America Ltd	—	7	1,675
Amber Technologies Global Pte. Ltd.	90	—	—
Amber AI Limited	—	—	10,622
Amber AI Services Limited	—	—	2,960
Amber AM Limited	—	—	32
Amber Services NA, LLC	—	—	403
Amber ALIR Holding Limited	—	—	282
Amber Technologies Service Pte. Ltd.	—	—	55

Interest expenses to:
Amber Global Limited	58	17	—
Amber Technologies Global Pte. Ltd.	73	—	—

Service fee to:
Rigsec Technology Limited	—	59	185

Payment on behalf:
Amber AI Limited	—	—	320

Waiver of balance by:
Amber Global Limited	—	47,106	948

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

31.Significant related party transactions and balances (Continued)

(b)	Related parties balances

Amounts due from related parties

	As of
	January 1,	As of December 31,
	2024	2024	2025
Trade nature (Note (i))
Gamma Digital Limited	—	5	1
WhaleFin Technologies Limited	7,506	—	—
Lead Accelerating Limited	—	4,108	930
AG Global Technology Limited Inc.	—	—	25,447
Axiom AI Limited	—	—	97
Amber Global Alpha Fund Management Limited	—	—	34
Proton Fund SPC	1	—	—
Rigsec Technology Limited	25	—	—

Non-trade nature (Note (ii))
Amber AI Limited	—	124	—
Amber Technologies Global Pte. Ltd.	—	47	—
Amber Technologies Service Pte. Ltd.	—	66	74
WhaleFin Technologies Limited	—	1,657	—
WhaleFin Markets Limited	—	5,501	5,503
Amber Custodian Services Limited	—	15	160
Amber Global Limited	3,000	—	15
Amber Mega Limited	—	5	—
Axiom AI Limited	—	—	74
Rigsec Technology Holding Limited	—	—	6
Amber Macro Holding Limited	—	5	—

Note:

i)	Balances are trade in nature, unsecured, interest—free and with credit terms of 30 days (2024: 30 days).
ii)	These non-trade receivables mainly pertained to expenses paid on behalf of related parties.

Balances are non-trade in nature, unsecured, interest—free and repayable on demand.

Amounts due from related parties are denominated in the following currencies:

	As of
	January 1,	As of December 31,
	2024	2024	2025
US$	3,026	4,447	6,050
SGD	—	48	74
HK$	—	2,930	2,930
	3,026	7,425	9,054

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

31.Significant related party transactions and balances (Continued)

(b)	Related parties balances (Continued)

Amounts due from related parties (Continued)

The following table sets forth the fair value of the amounts due from related parties that were denominated in digital assets:

	As of
	January 1,	As of December 31,
	2024	2024	2025
BTC	3,058	4,130	(48,008)
ETH	1,161	155	(4,368)
USDS (Note)	1,734	—	92,586
USDC	819	—	(37,139)
USDT	734	—	20,356
ADA	—	(35)	33
BCH	—	(13)	85
DOT	—	(10)	(22)
XRP	—	(119)	(236)
	7,506	4,108	23,287

Note:

USDS is a cryptographic blockchain-based digital information unit token issued by the Group and only used in Group’s platform. Each USDS is equivalent to US$1.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

31.Significant related party transactions and balances (Continued)

(b)	Related parties balances (Continued)

Amounts due to related parties

	As of
	January 1,	As of December 31,
	2024	2024	2025
Trade nature
Amber Global Limited	21,848	—	—
Amber Technologies Limited	23	—	—
Lead Accelerating Limited	—	1,723	3,260
WhaleFin Technologies Limited	—	8,245	—
AG Global Technology Limited Inc.	—	—	127
Proton Fund SPC	—	—	39,506
Amber ALIR Holding Ltd	—	—	52

Non-trade nature
Amber AI Limited	11	5	3,158
Amber Global Limited	4,946	—	—
Amber Technologies Service Pte. Ltd	2	—	—
Amber Global Technologies Pte. Ltd	45	—	—
Amber Technologies North America Limited	—	7	460
Amber AI Services Limited	—	—	749
Amber AM Limited	—	—	2
Rigsec Technology Limited	—	—	30
AG Global Technology Limited Inc.	—	—	25
Amber ALIR Holding Limited	—	—	2
Lead Accelerating Limited	—	—	52
Amber Services NA, LLC	—	—	58

Loan payable
AG Global Technology Limited Inc. (Note)	—	—	550

Note:

The loan payable to AG Global Technology Limited Inc. is for working capital purpose. It is unsecured, interest-free, repayable on demand, and denominated in US$.

Amounts due to related parties are denominated in the following currencies:

	As of
	January 1,	As of December 31,
	2024	2024	2025
US$	3,508	1,728	5,096
SGD	1,496	7	—
Others	—	—	42
	5,004	1,735	5,138

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

31.Significant related party transactions and balances (Continued)

(b)	Related parties balances (Continued)

Amounts due to related parties (Continued)

The following table sets forth the fair value of the amount due to related parties that were denominated in digital assets:

	As of
	January 1,	As of December 31,
	2024	2024	2025
BTC	12,543	5,262	(47,475)
ETH	4,627	531	(289)
USDS (Note)	23	—	57,881
USDC	4,678	2,354	13,351
USDT	—	98	19,031
Others (Note)	—	—	394
	21,871	8,245	42,893

Note:

USDS is a cryptographic blockchain-based digital information unit token issued by the Group and only used in Group’s platform. Each USDS is equivalent to US$1.

Others mainly consist of “XRP”, “ADA”, “BCH”, “ADA”, “DOT” and “SOL”, no other crypto asset individually representing more than 1% of the total.

(c)	Key management compensation

	For the years ended December 31,
	2023	2024	2025
Fees	—	—	—
Salaries, bonus and allowances	—	257	1,059
Defined contribution retirement schemes	—	—	10
Share-based compensation expenses	—	—	—
	—	257	1,069

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

32.Commitments and contingencies

(a)	Litigation

In the ordinary course of the business, the Company is subject to periodic legal or administrative proceedings. As of December 31, 2025, the Company is not a party to any legal or administrative proceedings which will have a material adverse effect on the Company’s business, financial position, results of operations and cash flows.

(b)	Capital commitments

As of December 31, 2024 and 2025, the Company had no capital commitments.

33.	Subsequent events

In April 2026, the Group entered into a service agreement with Lead Accelerating Limited, a wholly owned subsidiary of Amber Global Limited, pursuant to which we agreed to provide platform technical, platform and operational services through a self-developed technology platform in connection with the market making business beginning in the second quarter of 2026.

Except as disclosed above, the Company evaluated subsequent events from December 31, 2025 through the date when the consolidated financial statements were issued, and concluded that no other subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements.

34.Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiary and VIE incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s PRC subsidiary and VIE are required to annually appropriate 10% of their net after—tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Company’s PRC subsidiary and VIE are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Even though Amber International currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, Amber International may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Company’s PRC subsidiary and VIE to satisfy any obligations of Amber International.

Furthermore, cash transfers from Amber International’s PRC subsidiaries to its parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency at the time of requesting such conversion may temporarily delay the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to Amber International, or otherwise satisfy their foreign currency denominated obligations.

As of December 31, 2025, no funds are available for distribution by Amber International’s PRC subsidiary and VIE. Except for the above there is no other restriction on the use of proceeds generated by Amber International’s PRC subsidiary and VIE to satisfy any obligations of Amber International.

The Group performed a test on the restricted net assets of its subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S — X Rule 4 — 08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Group as of December 31, 2025 and the condensed financial information of the parent company are not required to be presented.